Form 20-F
period 2002-12-31
DASSAULT SYSTEMES SA
filed 2003-05-15
CIK 1016118

As filed with the Securities and Exchange Commission on May 15, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to
Commission file number 0-28578

DASSAULT SYSTEMES

(Exact name of Registrant as specified in its charter)

France

(Jurisdiction of incorporation or organization)

9, Quai Marcel Dassault

B.P. 310, 92156 Suresnes Cedex, France
(33-1) 40-99-40-99
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary shares, each representing an Ordinary Share, nominal value euro 1 per share	The Nasdaq National Market
Common Stock, nominal value euro 1 per share	The Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, nominal value euro 1 per share as of December 31, 2002: 114,570,841

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

    Yes ☒                       No ☐

      Indicate by check mark which financial statement item the Registrant has elected to follow:

    Item 17 ☐                   Item 18 ☒

Introduction

      The companies and brands we discuss in this report include:

Companies	Brands

“Dassault Systèmes”, which refers to Dassault Systèmes and its subsidiaries	CATIA

“Delmia”, which refers to Delmia Corp. and its subsidiaries, Delmia GmbH, and “Safework”, which refers to Safework Inc.	DELMIA

“Enovia”, which refers to Enovia Corp.	ENOVIA

“SmarTeam”, which refers to SmarTeam Corporation Ltd. and its subsidiaries	SMARTEAM

“SolidWorks”, which refers to SolidWorks Corporation and its subsidiaries	SolidWorks

“Spatial”, which refers to Spatial Corp. and its subsidiaries	ACIS, which is Spatial’s main brand. We also refer to the Spatial product family and the SPATIAL brand.

“SRAC”, which refers to Structural Research & Analysis Corporation and its subsidiaries	3DCOSMOS\

i

PART I

Item 1: Identity of Directors, Senior Management and Advisors.

      Not applicable.

Item 2: Offer Statistics and Expected Timetable.

      Not applicable.

Item 3: Key Information.

A.  Selected Financial Data.

      The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2002 are derived from our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions, except per share data and percentages)
Consolidated Statement of Income Data
Revenue:(2)
Software revenue(3)	$770.3	€669.9	€643.0	€541.7	€431.5	€358.5
Service and other revenue	119.8	104.2	103.1	90.7	73.2	54.9
Total revenue	890.1	774.1	746.1	632.4	504.7	413.4
Cost of revenue:
Software	(28.1)	(24.4)	(20.8)	(14.9)	(9.8)	(5.0)
Service and other	(110.9)	(96.4)	(86.6)	(75.8)	(58.9)	(44.4)
Total cost of revenue	(138.9)	(120.8)	(107.4)	(90.7)	(68.7)	(49.5)
Gross profit	751.2	653.3	638.7	541.7	436.0	363.9
Research, selling and administrative expenses:
Research and development	(254.8)	(221.6)	(209.2)	(169.8)	(139.1)	(115.6)
Marketing and sales(4)	(195.1)	(169.7)	(164.3)	(117.5)	(83.8)	(63.6)
General and administration	(55.1)	(47.9)	(44.2)	(35.4)	(28.7)	(23.5)
Amortization of goodwill	0.0	0.0	(44.2)	(29.5)	(13.9)	(2.9)
Amortization of acquired technology and in-process research and development write-offs	(12.8)	(11.1)	(14.2)	(10.7)	(12.3)	(12.0)
Total research, selling and administrative expenses	(517.8)	(450.3)	(476.1)	(362.9)	(277.7)	(217.5)
Operating income	233.4	203.0	162.6	178.8	158.2	146.4
As a percentage of total revenue*	26.2%	26.2%	21.8%	28.3%	31.3%	35.4%
Financial revenue and other, net	3.22	2.8	14.1	11.0	6.1	6.7
Income before income taxes	236.65	205.8	176.7	189.8	164.4	153.1
Income tax expense(5)	(91.3)	(79.4)	(88.0)	(86.1)	(64.4)	(64.0)
Net income	$145.4	€126.4	€88.7	€103.7	€100.0	€89.1
As a percentage of total revenue*	16.3%	16.3%	11.9%	16.4%	19.8%	21.6%
Basic net income per share	$1.28	€1.11	€0.78	€0.92	€0.89	€0.80
Diluted net income per share	1.25	€1.09	€0.76	€0.87	€0.87	€0.78
Weighted average number of shares outstanding	114.1	114.1	113.7	113.0	112.1	111.7

*	Operating income or net income, as the case may be, as a percentage of total revenue.

	Year ended December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions, except per share data)
Supplemental Statement of Income Data:
Pro forma excluding amortization of intangibles incurred in business combinations(6)
Operating income	$246.2	€214.1	€221.0	€218.9	€184.4	€161.3
Net income	$156.4	€136.0	€144.0	€139.2	€117.6	€100.1
Diluted net income per share	$1.35	€1.17	€1.23	€1.17	€1.03	€0.88

	Year ended December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term Investments	$446.6	€388.4	€369.2	€274.2	€259.5	€240.0
Net working capital(7)	543.4	472.6	411.5	319.2	270.1	232.5
Total assets	1,058.1	920.2	831.4	733.6	581.4	470.1
Long-term and short-term debt	0.0	0.0	0.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations(8)	58.0	50.4	47.2	52.8	51.0	43.3
Capital stock	131.8	114.6	114.5	113.9	113.2	86.1
Shareholders’ equity	722.5	628.3	550.9	465.7	361.4	264.7

(1)	Dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.1499 per €1.00, the Noon Buying Rate on May 13, 2003.
(2)	Due to the distribution of our products through IBM, as discussed in note 3 below, our revenue and percentage of various expenses and other line items to revenue may not be comparable to those of our competitors. See “Item 5A: Operating Results”.
(3)	More than half of our software revenue is derived from IBM’s licensing of our products pursuant to a mutually non-exclusive agreement under which we license our products to IBM, which then sub-licenses them to end-users. See Note P to our consolidated financial statements.
(4)	Our marketing and sales expenses are derived from our marketing activities in support of IBM, the SolidWorks sales force, our activities as an IBM Business Partner in France, Belgium, Switzerland and in the United States and from direct sales to customers, notably those of Delmia.
(5)	Our effective tax rate, excluding permanent differences related to acquisitions, decreased to 38.6% of income before income taxes in 2002 from 42.9% in 2001.
(6)	Amortization of intangibles incurred in business combinations totaled €11.1 million in 2002 (€9.6 million after tax) compared with €58.4 million in 2001 (€55.3 million after tax) and €40.2 million (€35.5 million after tax) in 2000. We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.
(7)	Net working capital consists of total current assets less total current liabilities.
(8)	Includes financial leases. See Note K to our consolidated financial statements.

Exchange Rate Information.

      We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.1499 per €1.00, which is the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 13, 2003. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

      The following table sets forth, for the period indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

Exchange Rates

	Period end	Average(1)	High	Low

1998(2)	0.85	0.90	0.95	0.82
1999	0.99	0.94	1.00	0.85
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
November	0.99	1.00	1.01	0.99
December	1.05	1.02	1.05	0.99
2003
January	1.07	1.06	1.09	1.04
February	1.08	1.08	1.09	1.07
March	1.09	1.08	1.11	1.05
April	1.12	1.08	1.12	1.01
May (until May 13, 2003)	1.15	1.14	1.16	1.12

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)	A conversion rate of U.S. dollar per euro has been provided for the year 1998, prior to the introduction of the euro on January 1, 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-euro conversion rate established on July 1, 1999.

B.     Capitalization and Indebtedness.

      Not applicable.

C.     Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.     Risk Factors.

      You should carefully consider the risks described below and the other information in this report. If any of the following risks actually materialize, our business, financial condition, cash flows or results of operations could suffer and you could lose all or part of your investment in our shares. The risks described below are not the only ones we face.

Risks Related to Our Business

Current economic, political and business conditions may lead to the continuation of the significant slowdown or reduction in corporate spending on information technology infrastructure, which would cause our revenues and earnings to grow more slowly or decline and increase quarterly fluctuations.

      Over the past two years, there has been a continuing slowdown in general economic growth in Europe and the United States. This has led to a continuous slowdown or reduction in corporate spending on information technology infrastructure, including on software applications for product lifecycle management produced by us. Many companies have also deferred decisions on such spending. The different industrial sectors we serve have different degrees of exposure to this slowdown or reduction in corporate investment, both in terms of intensity and timing, due to their specific investment cycles and sensitivities to short-term economic conditions. The combination of the present international political tensions, and the lack of visibility for improvement in the economies of both Western Europe and the United States may further contribute to reduced growth in our revenues and earnings or cause them to decline in these markets. While we have maintained a strong level of sales in the Asia Pacific region, underlying weaknesses persist in Asian economies which could have a negative impact on our business performance.

Currency fluctuations may significantly affect our results of operations since we generate revenue and incur expenses in currencies other than the euro.

      Our results of operations can be significantly affected by changes in exchange rates. Exchange rate fluctuations can impact the amount of royalties we receive under our marketing and sales agreement with IBM, the amount of revenue recorded in our statement of income upon translation of other currencies into euro, and the amount of expenses recorded in our statement of income, which are principally in euro but also include significant amounts in U.S. dollars. Since market growth rates for product lifecycle management software applications and the revenue growth rates of our significant competitors are computed based on U.S. dollar revenue, such growth rates from period to period may not be comparable to our euro-computed revenue growth rates for the same periods. Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record an expense and pay an expense. Any such differences are accounted for in the “Exchange gain/loss” portion of our financial revenue. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk — Foreign currency exchange risk”.

Defects or major design errors in our products could harm our reputation and expose us to potential liability.

      Sophisticated software often contains errors or defects when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or at all. Innovative software also requires the use of creative and new technologies, and we may make a major design error in a new product. Any insurance we carry may only partially offset the cost of correcting significant errors, defects or design errors. We may therefore need to expend significant capital resources in order to eliminate or work around errors, defects or design errors. Errors, design problems and defects in our products may result in the loss of, or a delay in, market acceptance of our products, the diversion of development resources, damage to our reputation and, in turn, may increase service and warranty costs. Because errors, defects or other performance problems in our software could result in significant financial or other damage to our customers, our customers could pursue claims against us. A product liability claim brought against us, even if not successful, would likely be time consuming for our management and costly to defend and could adversely affect our marketing efforts.

Our failure to adapt to rapid changes in technology or to develop and introduce new products or enhancements to existing products could seriously reduce the demand for our products and have a material adverse effect on our financial condition and results of operations. The inability or difficulty of our customers to deploy our new products and technologies as they become increasingly complex and pervasive may have a similar consequence.

      Product lifecycle management software applications are characterized by rapidly changing technology and frequent new product introductions and product enhancements. As a result, our success is highly dependent upon our ability to enhance our existing products and to introduce new products in a cost-effective and timely manner to meet evolving customer requirements. We have committed substantial resources to the development of new products, but we face the challenge of increasingly complex integration required between our different functionalities to address the PLM opportunity and, as a result, longer and more difficult industrialization work for new releases and products. Since new product development commitments must be made well in advance of sales, however, new product decisions must anticipate both future demand and the technology that will be responsive to such demand. Delays in developing new products with anticipated technological advances or in commencing releases of new products may have an adverse effect on our financial condition and results of operations.

      In addition, there can be no assurance that our new products will gain market acceptance. As our products become increasingly complex and offer more global and integrated solutions, software users have a more difficult task adapting their processes to our new solutions and in managing the resulting need to migrate substantial amounts of data. As a result, production deployments and customers’ investment decisions may be delayed.

During the year 2002, approximately 61% of our revenue resulted from sales of our products by IBM pursuant to a mutually non-exclusive marketing and sales agreement. A decision by IBM to cease or reduce substantially its marketing and sales of our products would have an immediate and material adverse effect on our financial condition and results of operations.

      Since our inception in 1981, our CATIA products, since 1998, our ENOVIA products, and since 2001, our SMARTEAM products, have been marketed, distributed and supported principally by IBM pursuant to a mutually non-exclusive agreement that encompasses the marketing, distribution and support of our products. Revenue generated through our distribution agreement with IBM represented 61%, 60% and 65% of our total revenue in 2002, 2001 and 2000, respectively. Under the terms of the agreement, we granted IBM a non-exclusive right to market and distribute CATIA, ENOVIA and SMARTEAM worldwide. IBM markets, distributes and supports our products primarily through IBM PLM, an organization within IBM dedicated primarily to the marketing, distribution and support of CATIA, ENOVIA and SMARTEAM, and through IBM distribution partners. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing, the selection of marketing and distribution channels and the compensation of its sales personnel and agents. Therefore, IBM’s decisions and performance with respect to these matters have a material impact on revenue generated from sales of CATIA, ENOVIA and SMARTEAM products.

      IBM is under no contractual obligation to continue to market and distribute our products. A decision by IBM to cease or reduce substantially its marketing and distribution efforts would have an immediate and material adverse effect on our financial condition and results of operations, because we may not be able to establish effective alternative distribution methods rapidly, although our recurring revenue stream would not be affected. In addition, establishing such methods would require significant management and financial resources. Furthermore, this agreement does not prohibit IBM to compete with us, to market and distribute other competing product lifecycle management software applications or to acquire or form a strategic alliance with one or more of our competitors, which could have a material adverse effect on our financial condition and results of operations. Finally, should IBM encounter market perception problems that impact its relationship with the market, this could have a direct effect on the sales of our products.

Our failure to adequately protect our intellectual property could harm our competitive market position and have a material adverse effect on our financial condition and results of operations.

      Our success is heavily dependent upon proprietary software technology. We rely on a combination of copyright, patent, trademark, trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. In addition, effective copyright, patent, trademark and trade secret protection may be unavailable or limited in certain countries where intellectual property rights are protected less than in the United States or Western Europe. Our failure to adequately protect our technology may lead to the development of similar technology by third parties and reduce our software license revenues. Furthermore, we enter into confidentiality and license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that the steps taken by us in this regard will be adequate to deter misappropriation or independent third party development of our technology. In addition, like most of our competitors, we are facing an increasing level of piracy of our successful products, both by individuals and by groups acting worldwide.

      Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs to us and diversion of our resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable.

Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our financial condition and results of operations.

      Other companies or individuals, including our competitors, may have or obtain copyrights, patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or sell our software. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, in such circumstances, a court may decide that we have infringed on the proprietary rights of others. We have received, and may in the future receive, communications alleging possible infringement by us of patents and other intellectual property rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

•	cease making, licensing or using products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all; or

•	redesign our products, which could involve substantial costs and require us to interrupt product licensing and product releases, or which might not be feasible at all.

      If any of the above situations were to occur for a significant product, it could have a material adverse effect on our financial conditions and results of operations.

Future acquisitions may adversely affect our business or financial performance as a result of, among other things, our inability to integrate such other businesses, products or technologies with our existing business, products and technologies.

      We continue to seek opportunities to acquire, or merge with, related businesses and are presently evaluating, as we do on a regular basis, potential opportunities. If we acquire another company or business, there can be no assurance that we will be able to successfully integrate any such other business into our operations or that the integration of such other business will not materially limit the amount of time that management may devote to the running of our day-to-day business. It also cannot be predicted with certainty whether the financial markets will support any such acquisition. In addition, due to regulatory constraints in Europe and in the United States, a planned acquisition might not be realized at all or as anticipated. Further growth in our operations from additional businesses may strain our management resources and financial and management systems and controls and may require that we make additional expenditures in such areas. In addition, future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to intangible assets other than goodwill and may generally reduce our operating margin or net income. Goodwill generated by these transactions will be subject to annual or more frequent impairment tests, which may also reduce our operating margin or net income. Acquisition of minority interests might also have to be written off or devalued in our accounts.

Declining unit prices and increased productivity of product lifecycle management software applications could negatively impact revenue growth.

      As is common in high technology industries, our market is characterized by selling prices which have tended to decline for existing products over time due to competition, low marginal costs and rapid technological change. In addition, the increased productivity of our product lifecycle management software applications may result in our customers requiring fewer workstations. If we are unable to maintain a sufficiently increasing volume of customer workstations, the potential decline in selling prices would have a negative effect on our operating results.

A high proportion of our total revenue is derived from product licenses to customers in the automotive sector and the aerospace sector. Reduced demand for product lifecycle management software applications from these sectors could have a material adverse effect on our financial condition and results of operations.

      Our products are licensed to customers in a number of industry sectors, but approximately half of our product revenues are derived from the automotive and the aerospace sectors, which accounted for 35% and 16%, respectively, of our consolidated sales in 2002. As a result, our future success will depend not only on our ability to increase our market presence in new segments but also, in part, on our ability to maintain and increase product licensing to the automotive and aerospace sectors, mainly to subcontractors, while broadening the applications base of our products. There can be no assurance that we will achieve these objectives.

Since we have multinational operations, we are subject to certain risks, inherent in international operations that could adversely affect our financial condition and results of operations.

      As a global participant in the product lifecycle management software applications industry, our business is subject to certain risks inherent in international operations that are beyond our control. These risks include:

•	tariffs, duties, export controls and other trade barriers;

•	unexpected changes in regulatory requirements and applicable laws;

•	the burdens of complying with a wide variety of foreign laws and regulations; and

•	political and economic conditions.

      Any of these factors could harm our operating results. There can be no assurance that we will not experience material adverse effects with respect to our international operations and sales.

Our research and production facilities are subject to risks of damage or temporary loss due to both system interference or breakdown and physical harm. The short- or long-term loss of the use of these facilities could have a material negative impact on our business, results of operations and financial condition.

      Our research and development facilities are computer-based and rely on the proper functioning of complex software and integrated hardware systems. However, it is not possible to guarantee the uninterrupted operation and security of these systems. For example, the invasion of our computer-based systems by either computer hackers or industrial pirates could interfere with their proper functioning and cause substantial damage, loss of data or delays in on-going research and production activities. Computer viruses, whether deliberately or unintentionally introduced, could also cause similar damage, loss or delays. As many of our systems include advanced or state-of-the-art functionalities, computer “bugs” or design errors could cause malfunctions. In addition, because our research and production facilities are located in five principal sites, including our headquarters outside Paris in a possible flood zone and our SmarTeam site in Israel, substantial physical damage to any one of our sites, by natural causes or by attack or local violence, could materially reduce our ability to continue our normal business operations. If any of these circumstances were to arise, the resulting damage, loss or delays could have a material negative impact on our business, results of operations and financial condition.

If we are unable to hire or retain our key personnel and executives, or if we experience difficulties in our employee relationships generally at one of our major sites, our business activities and operating results may be negatively affected.

      Our success depends to a significant extent upon, among other factors, the continued service of our key managers and highly qualified research and development, technical, support and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and if we lose the ability to hire and retain key employees and executives, it could have a material adverse effect on our business activities and operating results. Similarly, we have various important sites, located in different countries, and serious difficulties in our employee relationships generally at any such sites could also have a negative effect.

Our products have a long and variable sales cycle which makes it difficult to predict if and when a sale will occur.

      Our products have a long sales cycle, which is typically between six and nine months in duration. The reasons for the long sales cycle include the following:

•	customers frequently begin by evaluating our products on a limited basis;

•	customer purchase decisions typically require lengthy budgeting, planning, approval and competitive evaluation processes that accompany significant capital expenditures; and

•	customers may defer orders in anticipation of releases of new software or enhancements by us or our competitors.

      As a result of the long sales cycle, we may face situations where customers postpone their decision to buy, thus reducing our ability to forecast accurately.

We expect that our quarterly operating results will fluctuate and this could cause our stock price to fluctuate.

      Our quarterly operating results have varied significantly and are likely to vary significantly in the future, depending on factors such as:

•	the number, timing and significance of product enhancements or new products by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products and customer order deferrals in anticipation of new or enhanced products introduced by us;

•	the timing of revenue recognition under our marketing and sales agreement with IBM;

•	fluctuations in foreign currency exchange rates; and

•	general conditions in the product lifecycle management software applications and computer industries and regional economies.

      We may also experience greater fluctuations in our quarterly results, since customer decisions to invest in our products may be affected by short-term economic, political and business conditions.

      A substantial portion of our orders and shipments typically occur in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in our results of operations. Additionally, as is typical in the software applications industry, we have historically experienced our highest licensing activity for the year during the month of December. Our software revenue, total revenue, operating income and net income have generally been lower in the first quarter of a given year than in the fourth quarter of the preceding year.

      The trading price of our shares and the ADSs may be subject to wide fluctuations in response to quarterly variations in our operating results and the operating results of other product lifecycle management software applications developers. In addition, capital markets around the world experience from time to time extreme price and volume fluctuations, which may particularly affect the market prices for many high technology companies which have become highly volatile.

      Because we rely on IBM to provide us information as to the level of sales of a significant portion of our revenue, we generally are not in a position to know our revenue for any particular period within the same timeframe as would otherwise be possible. As a result, we may not be able to confirm or adjust expectations as to sales achieved for a particular period as quickly as we otherwise could, or within the same timeframe as some other companies in our industry.

As a result of our strategy of partnering with other companies for product development, marketing and services, our products and business development could be adversely affected if we experience difficulties with our partners.

      Our product lifecycle management strategy requires fully integrated solutions of CAD/CAE/CAM/PDM products, which are themselves increasingly complex. To implement our PLM strategy, we have chosen to partner with other companies: in product development, to integrate other software components; in marketing, to integrate in our offer complementary products made by other software providers; and in services, to provide adequate support for customers adapting and deploying product lifecycle management solutions. We believe that our partnering strategy allows us to reduce costs while achieving broader market coverage. Nevertheless, our broad partnering strategy creates a higher dependency on such partners. Serious difficulties in our relationships with our partners, or an unfavorable change of control of our partners, may adversely affect our products or business development.

Risks Related to an Investment in our Shares or ADSs

Groupe Industriel Marcel Dassault owns approximately 45% of our outstanding shares, and can therefore effectively determine shareholders’ decisions.

      Groupe Industriel Marcel Dassault (“GIMD”), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and currently owns 45% of our outstanding shares and controls approximately 42% of the voting rights. As a result, GIMD continues to effectively decide matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

Technology-related stock prices have generally been volatile, and this volatility may depress our stock price.

      The market price of our shares and ADSs is likely to be highly volatile, as the market for shares of technology companies have generally been more volatile than the stock market overall. A large number of technology companies have reached a market price significantly inferior to their historical highest market price.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

      The ADSs are quoted in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Any dividend we might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

Market anticipation of an offering by the French State of its interest in Dassault Systèmes could have a material negative impact on our market price.

      The French State currently holds 15.6% of our capital stock. In the event the French State confirms its intention to divest its interest in Dassault Systèmes, the market price of our shares and ADSs may temporarily decline. It is not possible to predict with certainty the extent or duration of such a decline in market price.

Holders of ADSs may face disadvantages compared to holders of our shares when attempting to exercise voting rights. Holders of shares wishing to exercise their voting rights must block their shares for at least five days prior to the shareholders’ meeting pursuant to French law.

      In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

      In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares, and the certificate must state that the shares are not transferable from five days before the meeting until the completion of the meeting.

Preemptive rights may be unavailable to holders of our ADSs.

      Holders of our ADSs may be unable to exercise preemptive rights granted to our shareholders, in which case holders of our ADSs could be substantially diluted. Under French law, whenever we issue new shares for payment in cash or in kind, we are usually required to grant preemptive rights to our shareholders. However, holders of our ADSs may not be able to exercise these preemptive rights to acquire our shares unless both the rights and the shares are registered under the Securities Act of 1933 or an exemption from registration is available.

      If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case an ADS holder will receive no value for these rights.

Because we are subject to both French and U.S. securities regulations and disclosure requirements, we may experience difficulties in ensuring timely compliance with their complex, rapidly evolving and occasionally contradictory norms, which could result in harm to our reputation or the imposition of regulatory sanctions.

      Our stock is listed on both the Nasdaq Stock Market’s National Market and Euronext Paris. As a result, we must comply with the securities regulations, disclosure requirements and accounting standards of two different systems. In both France and the United States, the legal environments for public companies are highly complex. They continue to evolve quickly and substantially, and requirements are occasionally contradictory or ambiguous. At times, new requirements are established relatively shortly before they are to be given effect, leaving little time to ensure their proper implementation or their integration into our internal information system. We expend substantial management and financial resources to achieve compliance. In the event we are found not to be in full compliance, we may experience damage to our reputation and we may be subject to regulatory sanctions.

Special Note Regarding Forward-Looking Statements

      Some of the statements under “Item 3D: Risk Factors”, “Item 4B: Business Overview”, “Item 5A: Operating Results”, “Item 5D: Trend Information — Outlook” and elsewhere in this report constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Some of these factors are listed under “Item 3D: Risk Factors” beginning on page 3 and elsewhere in this report. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “will”, “predicts”, “potential”, or “continue” or the negative of such terms or other comparable terminology. These statements are only expectations. Actual events or results may differ materially.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this report include, but are not limited to:

•	market demand for our products and services;

•	new product developments and technological changes;

•	global economic conditions;

•	competition;

•	our ability to recruit and retain skilled personnel; and

•	currency fluctuations.

      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Item 4: Information on the Company.

A.  History and Development of the Company.

      Dassault Systèmes is a société anonyme, a form of limited liability company, incorporated under the laws of France. Our company was created on June 9, 1981 for a duration of 99 years and is governed by the French Code de Commerce and the regulations promulgated thereunder. The registered office is located on 9 Quai Marcel Dassault, 92150 Suresnes, France, and the telephone number is: 33 (0)1 40 99 40 99. For a list of our significant subsidiaries, please refer to “Item 4C: Organizational Structure” below. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

      We are a provider of software solutions for the Product Lifecycle Management market using three-dimensional (3D) digital technology. Our strategic mission is to create and deliver world-class software solutions to enable our customers to continuously improve their competitiveness in the design, manufacturing and maintenance of their products by leveraging the power of 3D. Our first product line was CATIA for 3D product design, through which we established a strong market position in the aerospace and automotive industries.

      Our growth strategy is primarily designed to (i) broaden the software solutions we offer to our customers in order to provide complete, end-to-end Product Lifecycle Management software solutions for design, digital manufacturing and collaboration, (ii) address multiple market segments within the 3D design market, with both our Process-centric and our Design-centric software solutions and (iii) expand our presence in our target industrial sectors. In part to achieve the growth strategy, we have made a number of strategic acquisitions over the years and expect to continue to do so in the future.

      Our Product Lifecycle Management software includes CATIA for product design, DELMIA for digital manufacturing and ENOVIA and SMARTEAM for Product Data Management. DELMIA was formed in 2000 and is comprised of Delmia Corp., a company that specialized in robotic simulation that we purchased in 1997, as well as Safework Inc., a Canadian company that specialized in human modelling technology, and Delmia GmbH, a German supplier of digital manufacturing processes software, both of which we purchased in 2000. ENOVIA was created in 1998 when we acquired the Product Management Development laboratory from IBM, and SMARTEAM was formed in 1999 following the purchase of SmarTeam Corporation Ltd. In 1997 in connection with the acquisition of SolidWorks, we introduced the concept of Process-centric and Design-centric 3D design markets, with CATIA as part of the Process-centric market and SolidWorks for the

Design-centric market. In 2000 SPATIAL was formed following the acquisition of the 3D software component business division of PlanetCAD, which included the ACIS modeler technology and business.

      We market our solutions through IBM, our strategic partner since our inception in 1981, a network of distribution partnerships and a direct sales force for certain products. Our partnership with IBM is for the marketing, distribution and support of most of our products. Over the years, our partnership with IBM has been reinforced and has kept pace with changes in both our markets and products. We have extended our strategic alliance with IBM to better address the needs of customers for digital enterprise solutions and collaboration solutions. In 2002 we entered into a new agreement to significantly increase the marketing and sales resources dedicated to our PLM products.

      We have been listed on Euronext Paris and the Nasdaq Stock Market’s National Market since our initial public offering in 1996.

      For a detailed discussion of our 2002 Highlights, see “— Business Overview” below.

B.  Business Overview.

      We believe that we are the global leader of the market for Product Lifecycle Management (“PLM”) software with a market share of approximately 21% (source: Daratech). Our software applications and services enable corporations to define, simulate and optimize manufactured goods as well as the manufacturing processes and means required to produce and maintain products across their complete lifecycles by leveraging the power of 3D.

      Our software applications enable businesses to increase innovation, reduce time to market and reduce costs, as well as better integrate their product creation process with the needs of their customers. Through the creation of a collaborative environment, a broad range of persons involved in a product’s lifecycle can share, modify, manage and archive complete data about the product and its production use and maintenance on an integrated information platform. Using advanced modeling technologies, including highly sophisticated 3D visualization and Internet technology, our products allow engineers, manufacturing teams, financial planners and other participants to simulate product behavior and manufacturing operations through virtual prototypes rather than actual physical mock-ups, thereby saving significant time and resources.

      We pursue two objectives through our products. The first is to enable people to create innovative products and simulate the whole product lifecycle to preserve the environment for the future. The second is to allow the broadest array of users to take advantage of 3D as the most intuitive means of working and communicating on industrial products.

      We organize our business and market our products and services according to customer requirements for two types of applications: the “Process-centric market”, in which customers need to support product development, production and maintenance; and the “Design-centric market”, in which customers need to support product design. Our Process-centric products are organized under our flagship CATIA brand for product engineering (CAD/CAM/CAE), our DELMIA brand for digital manufacturing process management, our ENOVIA and SMARTEAM brands for virtual product synthesis, collaboration and product lifecycle integration and our SPATIAL brand that provides PLM software development environments and 3D solid modelers. Altogether, these brands form our PLM offer and are hereafter referred to as our “PLM software applications”. Our Design-centric products and services are offered under the SolidWorks brand.

      Our software applications serve enterprises of all sizes worldwide to create, produce and service products ranging from individual machine parts to automobile engines to entire ships, manufacturing plants and commercial aircraft. The primary applications for our products are in seven industrial sectors: automotive, aerospace, fabrication and assembly, consumer goods, electrical and electronics, plant design and shipbuilding.

      The execution of our strategy has encompassed the creation and growth of an extended enterprise model since our inception in 1981. We have developed a network of partnerships and alliances for marketing, product development and enhancement of customer relations, and we intend to continue to build on our extended enterprise model. Our key alliance has been, and continues to be, with IBM, our strategic partner of 22 years, particularly with respect to sales, marketing and technical collaboration. In addition to IBM, we market our solutions through a network of distribution partners and a direct sales force for certain products. Through customer partnerships, we establish a permanent dialogue between our customers and our research and development teams in order to ensure responsiveness to market needs. We operate competency centers that collaborate with numerous industry leaders to develop consulting methodologies and best practices with the aim of improving the introduction and deployment of our PLM solutions in response to the increasing demand for expertise and optimization of processes.

      Technological strength has underpinned our market success. Our latest generation software platform for the Process-centric market, Version 5 (“V5”), enables us to deliver integrated PLM solutions. These solutions have been engineered to optimize industry specific business processes end-to-end. This approach is the result of considerable investment made in working with our customers to understand the processes required within each of the industry sectors that we serve and then delivering capability that enables an optimized or next generation process. V5 solutions are engineered to provide collaborative workspaces by sharing a common product, process, and resource (PPR) model across CATIA, DELMIA and ENOVIA. The PPR model also allows companies to capture, share and reuse knowledge throughout the entire product lifecycle, while the open architecture provided by V5 allows extension and integration of our solutions according to each company’s specific needs.

      Designed specifically for Windows, our technology for the Design-centric market is based on enabling designers and engineers to make an easy transition from 2D drafting tools to a 3D solid modeling environment. Its intuitive Windows user interface enables users to productively employ SolidWorks’ software without extensive training. SolidWorks applications provide users with a 3D design process, for which a fully detailed solid model is used to quickly produce drawings and perform downstream design functions. SolidWorks focuses on three core capabilities: design, analysis and product data management. SolidWorks software is an open system that allows independent software developers to create complementary products that can be integrated with SolidWorks, thereby significantly increasing the range of functions and capabilities that can be offered to customers.

      Headquartered in France, we have a strong international presence. In Europe/ Middle East, in addition to France, we have facilities in Belgium, Germany, Israel, Italy, Netherlands, Spain, Sweden, Switzerland and the United Kingdom. In the Americas, we have major subsidiaries headquartered in the United States and Canada and we have offices in Argentina, Brazil and Mexico. And in Asia, we have offices in Hong Kong, India, Japan, Singapore and South Korea. Moreover, through our strategy of the extended enterprise we have an even broader reach around the world through our partnerships in sales, marketing and technology.

      Our consolidated revenue for 2002 was €774 million, representing an increase of 4% over 2001. On a constant currency basis, our consolidated revenue increased 7% over 2001. In 2002, 48% of our total revenues were derived from Europe, 29% from the Americas and 23% from Asia. At December 31, 2002, we employed 3,966 people worldwide.

2002 Highlights

Major Projects and Customer Developments

      HINTERKOPF — In January 2002, Hinterkopf, a pioneer in employing automation to streamline production of aluminum cans, and aluminum and plastic tubes announced that they will use SolidWorks, COSMOSMotion and SMARTEAM software to design the automatic production lines that make everything from plastic toothpaste tubes to aluminum aerosol cans used around the world. This will allow Hinterkopf engineers and designers to easily create and refine large assemblies so they can reduce design time and quickly bring their production systems to retail manufacturers.

      LOCKHEED MARTIN — In March 2002, Lockheed Martin, a major defense contractor, announced that it had selected CATIA and DELMIA solutions for the development of the next generation advanced military aircraft, the Joint Strike Fighter (JSF). Lockheed Martin has set aggressive goals for reducing product cost, development time, and manufacturing and product support span times to gain a significant competitive advantage in worldwide aircraft manufacturing, modification and maintenance. The JSF team intends to meet these goals by integrating the design and manufacturing environments using CATIA and DELMIA solutions.

      TOYOTA — In March 2002, IBM and Dassault Systèmes announced the signing of a strategic agreement with Toyota Motor Corporation, to build a world-class collaboration around PLM solutions covering end-to-end vehicle development processes. Based on the new Version 5 Product Suite — CATIA for design, ENOVIA for collaboration, and DELMIA for digital manufacturing — the transformation will cover end-to-end vehicle development processes worldwide.

      EADS — In June 2002, EADS, a major aerospace and defense group, announced that they will migrate from CATIA V4 to CATIA V5 for virtual product design coupled with ENOVIA collaborative product data management solutions. EADS has selected CATIA V5 for all development, construction and production across its divisions worldwide, including EADS Military Aircraft, Eurocopter, Astrium, EADS Launch Vehicles, and EADS CASA. EADS is taking this strategic PLM-based approach to improve collaboration, product innovation, management of product-related processes, and dissemination of product information, not only to achieve cost reductions, but also to promote innovation and other value driving processes.

      PRATT & WHITNEY CANADA — In October 2002, Pratt & Whitney Canada announced their selection of PLM solutions centered on CATIA V5 and ENOVIA to develop new engines using digital technology. Through its Digital Engine initiative, Pratt & Whitney Canada’s goal is to become the first company in the aerospace industry to develop engines using digital technology throughout the entire design and manufacturing process.

      L’OREAL — In October 2002, L’Oréal announced that one of the biggest challenges to date facing L’Oréal scientists was the difficulty of creating a clear and concise three-dimensional image of the hair follicle. With CATIA V5, they can now create mock-ups or virtual models and visualize in 3D the relative position of the different components of this part of the body. The benefits are both educational and scientific.

      AIRBUS — In October 2002, Airbus announced that they have successfully completed the first phase of a plan to streamline product development using CATIA V5. Airbus stated that, in less than 18 months, more than 50% of Airbus CAD activity migrated to CATIA. The second phase of the innovation strategy calls for the installation of more than 2,000 CATIA seats and the integration of Airbus’ entire design, development and manufacturing processes.

      ELECTROLUX — In October 2002, IBM and Dassault Systèmes announced that the Electrolux Group, a leading producer of powered appliances for kitchen, cleaning and outdoor use, has selected CATIA V5 for the design, analysis and manufacture of its products. Electrolux also announced the recently completed implementation of SMARTEAM at its U.S. manufacturing facilities. Electrolux leverages the product design technology of our PLM solutions to optimize its products’ style and shape, key drivers of household appliance sales.

      EDAG — In December 2002, EDAG, with more than 3,600 employees worldwide offering vehicle development expertise, announced the signing of a software contract covering company-wide design software migration. More than 500 seats of CATIA V5 will be deployed at EDAG, further advancing the company’s corporate strategy to develop all of its products digitally before manufacture, in order to give its customers innovative, high quality merchandise quickly and at a competitive price.

      HOLLAND — In January 2003, the Holland Group, a manufacturer of fifth wheel truck couplers, announced that they will standardize on SolidWorks software. This will allow the Holland Group to deliver new products to customers much faster by cutting design cycles from years to months.

      FORD — In February 2003, IBM and Dassault Systèmes announced that they have been selected by Ford Motor Company to supply and integrate their most advanced PLM solutions, including CATIA V5 and ENOVIAVPM software, into the automaker’s design and manufacturing processes worldwide. Ford will integrate these solutions into its next generation C3P (PLM) systems environment across the company.

Brand and Product Developments

      V5R8 “Targeted for Full Enterprise Deployment” — Announced in February 2002, CATIA, DELMIA and ENOVIA V5R8 deliver process coverage and integration levels that meet and surpass the needs of leading companies in most manufacturing industry sectors. CATIA V5R8 incorporates major improvements to existing products and introduces 23 new products. Our Entry PLM solution was significantly reinforced as a cost-effective solution for all companies ready to move from their previous generation CAD/CAM/CAE solutions towards CATIA V5 for greater productivity. DELMIA V5R8 brought important improvements for process planning, 3D process detailing, 3D process simulation and validation and factory flow optimization. ENOVIA V5R8 delivered enhanced CATIA V5 interoperability and added richer PLM process support, extended supply chain collaboration solutions and new open PLM middleware.

      V5R9 “Makes Product Morphing a Reality” — Announced in June 2002, CATIA, DELMIA, ENOVIA and SMARTEAM V5R9 deliver a set of business practices for breakthrough product “morphing”, which automatically combines existing design data and templates with new specifications to form an original, full-featured product and production systems design. Morphing draws on next-generation reuse of design data and knowledge to dramatically accelerate product and production system developments and maximize capitalization of past experience. Interoperability with multiple computer-aided design product data management and other business systems has been enhanced to accelerate deployment and integration within existing solution environments.

      V5R10 “Connected by Knowledge” — Announced in October 2002, CATIA, DELMIA, ENOVIA and SMARTEAM V5R10 are characterized by the unmatched level of integration achieved across the portfolio, as well as the resulting knowledge exchange and high-value business interaction it enables between customers. Small and medium-sized businesses using CATIA with SMARTEAM can now deploy PLM best practices. V5R10 pushes PLM integration past traditional interoperability to include high-value Knowledge. Beyond simply sharing results (“that’s what I did”), customers can now share understanding, intent, know-how, and configured product structures across all PLM solutions (“that’s what I did and here’s how and why I did it”). This creates new levels of collaboration efficiency. The reuse best practice introduced in V5R9 as morphing is now expanded from product and production resources to manufacturing processes. Combined with paperless shop floor capabilities, this enhancement makes product and process development more concurrent than ever. V5R10 offers seamless integration with additional software partner applications to further grow solution coverage as well as create highly specialized PLM solutions for specific industries.

      V5R11 “Built-in Reality” — Announced in April 2003, CATIA, DELMIA, ENOVIA and SMARTEAM V5R11 are characterized by the high value-added capabilities V5R11 delivers to create realistic, effective PLM solutions. “Built-in Reality” denotes the exceptional level of realism attainable in product and process anticipation provided by this new release and is achieved through five concepts: (1) Predictive PLM — What will a product sound like? How will it age? Through significant enhancements in CAE analysis and new partner solutions that take into account the physics of materials, V5R11 enables customers to better simulate the functioning of a future product and hence reduce the risk of potential problems. (2) Engineering of Emotion — V5R11 offers new tools to engineer the emotional content of a product with improvements in Class A surfacing, a novel approach for virtual clay modeling, and a light Digital Mockup Navigator for broader appearance testing with marketing specialists, customers, and end-users. (3) Secure IP Circulation — V5R11 delivers enhanced security and authentication mechanisms for intellectual property within collaboration and collective decision-making processes. (4) PLM for All — V5R11 offers strengthened entry PLM for companies or departments across all industries that are considering upgrading from 2D design practices with the option of directly embracing true PLM. (5) Experience into Advantage — PLM deployment know-how leveraged into competitive lead for core processes. V5R11 delivers the benefits of Dassault Systèmes and IBM’s extensive experience in deploying PLM solutions to industry-leading companies.

      Spatial. In May 2002, Spatial became the primary channel for sales and marketing of our CAA V5 to software developers. The intention is to utilize Spatial as a distribution point for development technologies to accelerate the development of value-added third-party applications based on the CAA V5 platform. In May

2002, Spatial also announced 3D ACIS Modeler (“ACIS”) Version 8.0 that addresses more customer issues than any other release of ACIS to date by delivering significant improvements in performance, tolerant modeling, versioning, and faceting functionality as well as support for the Intel Itanium and Solaris 64-bit platforms.

      SolidWorks. In September 2002, SolidWorks announced its new product line, SolidWorks 2003, which features many new enhancements that help users analyze their design’s structural integrity, easily communicate design information to others, locate downloadable parts via online supplier catalogs and accelerate the design process with new modeling features. New analysis capabilities help designers and engineers get the design right the first time, sparing them the time and cost of fixing production errors. New import capabilities help users embrace 3D and integrate third-party part designs into their CAD files, so they can finish designs quickly by working with a variety of file formats including AutoCAD and CADKEY. In addition, SolidWorks 2003 marks the first Design-centric 3D CAD software that lets users simulate realistic motion so they can easily check how gears in an assembly, for example, will function in actual operation and address any design flaws prior to manufacturing.

Mergers and Acquisitions

      KTI acquisition. On November 20, 2002, we acquired privately-held, Knowledge Technologies International (KTI). Through its consulting expertise and its ICAD software, KTI has been a pioneer and leader in knowledge-based engineering solutions for the capture and automation of proprietary customer design and manufacturing processes, particularly in the aerospace and automotive industries. The acquisition of KTI complements our existing V5 Knowledgeware solutions and we believe better positions us as a leader across the full range of knowledge-based engineering solutions, including customer proprietary process automation, generic applications and industry-specific solutions. We also believe this acquisition strengthens our knowledge-based services offerings.

Partnerships and Alliances

      Sales and distribution alliances. Since June 2000, IBM has established an organization, known as IBM PLM, for marketing PLM products and services exclusively dedicated to our solutions. This creates a stronger platform for marketing CATIA, ENOVIA, DELMIA and SMARTEAM with two specific channels to manage large accounts and small and medium-sized accounts.

      In July 2002, we entered into an agreement under which IBM agreed to significantly increase resources in sales and marketing, with the goal of reaching a 40% increase in direct sales resources within a three-year timeframe.

      In June 2002, RAND WorldwideTM, a leading software distributor based in North America, joined the IBM network as a distributor of our PLM products.

      SolidWorks added coverage in the U.S. and continued to broaden its channel throughout the world with close to 300 resellers.

      Customer partnerships. We continued active development of customer partnerships to specify, evaluate and test process-oriented applications. We also organized user groups and forums to allow customers to share their experience. Over 10,000 people attended such forums around the world in 2002.

      Technology partnerships. In February 2002, we announced the signing of a global strategic alliance to leverage IBM’s Websphere middleware with ENOVIA solutions. This technical combination fosters integration of 3D product content and knowledge atop a robust technology infrastructure.

      Our strategic development alliance with Microsoft was further enhanced in 2002, with both CATIA V5 and SolidWorks being certified “Designed for Microsoft Windows XP” and the demonstration of CATIA V5 at the introduction of Microsoft’s Windows XP Tablet PC Edition. By using Tablet PCs, product designers and engineers can extend the functionality and usage of CATIA V5 far beyond the office.

      Application providers alliances. The Software Community Program (SCP) was launched in July 2001 to provide independent software vendors with the open next-generation V5 Component Application Architecture (CAA V5) and with comprehensive support to deliver best-in-class PLM applications to the market that are fully integrated and complementary to CATIA, ENOVIA and DELMIA V5. By February 2003, or 20 months after its launch, 135 products based on CAA V5 have been introduced on the PLM market by 37 independent software developers through the SCP program. Companies which have joined the SCP program in 2002 or early 2003 include: REALVIZ, INCAT, TransCAT, Famotik, Hitachi Zosen (HZS), ICAM, SAMTECH, Vision Numeric, 3Dconnexion, FTL, RAND Worldwide, Nihon Unisys, HKS, Mecalog, Sigmetrix, ImpactXoft, Polysoft, Immersion and ESI.

      In September 2002, we announced a strategic alliance with ImpactXoft to deliver advanced design collaboration solutions and functional modeling applications within V5. This alliance includes the signing of a software component agreement and a $10 million equity investment by us, representing a 15% equity interest in ImpactXoft on a fully diluted basis. The alliance will leverage ImpactXoft’s awarding-winning IXSPeeD technology with Version 5 to deliver and market innovative applications that will target Process-centric applications for the Electrical & Electronics, Consumer Goods, and Fabrication and Assembly industries.

      In 2002, 46 products from 31 SolidWorks’ partners had achieved Certified Gold status. Gold Products are software applications developed by partners, and tested and certified by SolidWorks to ensure high quality, integration and interoperability with SolidWorks software thereby delivering a higher degree of productivity to our customers. These products are part of the more expansive SolidWorks Partner program that includes over 400 companies worldwide.

      Systems integrators alliances. In January 2002, we announced a significant strengthening of our relationship with IBM Global Services (IGS), and namely with its Business Consulting Services division, with the aim of accelerating the benefits of our PLM solutions for customers through the offering by IGS and ourselves of business practices, methodologies and implementation services in the product lifecycle management field.

      In June 2002, we announced a Consulting & Services partnership with Volvo Information Technology AB (Volvo IT), to jointly supply Nordic industries with consulting services focusing on process development, project management, systems integration, training, operations and infrastructure for PLM solutions. A wide range of industries is targeted, including automotive, industrial machinery and high-tech industry.

      In July 2002, we announced a partnership with T-Systems, the professional services arm of the Deutsche Telekom Group, to develop an international Consulting and Services Partnership around our PLM solutions. The partnership will leverage T-Systems’ strength in planning, building and running complex solutions, based on information and telecommunications technology.

      In October 2002, we announced a partnership with Axiom Systems who will provide our North American aerospace, automotive, consumer goods, and shipbuilding customers with integrated solutions for developing products and managing their lifecycle. Axiom Systems offers a wide range of services such as business process analysis, systems integration, software application customization, and project management.

Market Structure and Brands

      We currently organize our business and market our products and services principally according to customer requirements for two types of applications: the “Process-centric market”, in which customers need to support product development, production and maintenance, and the “Design-centric market”, in which customers are primarily focused on product design. In 2002, our Process-centric business represented 84% of our consolidated revenue and our Design-centric business represented 16% of our consolidated revenue. Our coordinated product offering in each market provides users with advanced 3D modeling capabilities and a unique opportunity to integrate different PLM functions within the Process-centric market.

Process-centric market

      The Process-centric market focuses principally on product lifecycle management applications to create and simulate the entire product lifecycle from initial concept to product in service. We serve it with our PLM offering which facilitates the simultaneous collaboration of the many different functions involved in product lifecycle management: engineering, strategy, marketing and sales, planning and production, procurement, finance and human resources as well as throughout the supply chain with our Entry PLM solutions. We believe that our PLM applications help businesses unleash creativity and innovation, reduce development cycle time, store and share product knowledge and ultimately improve quality and competitiveness.

      PLM products. We serve the Process-centric market by principally offering the following products:

•	CATIA, which defines the digital product and supports product design, development and simulation;

•	DELMIA, which defines and simulates digital manufacturing processes;

•	ENOVIA, which manages product lifecycle information, including digital mock-up configuration, processes knowledge and resources information;

•	SMARTEAM, which manages product data information; and

•	SPATIAL, which provides PLM software development environments and 3D solid modelers and visualization components.

      CATIA is our main software product line. Since 1999, we believe CATIA has been the most popular product design and simulation system in the world through wide adoption of the digital mock-up process by the market. Initially focused on large enterprises, CATIA has evolved to a scalable solution and is now, we believe, also becoming a leader for small and medium-sized companies in the Process-centric market. We believe this leadership position is built on the following differentiating features including, (i) the ability of companies to capture and reuse their corporate knowledge; (ii) breakthrough technologies (generative design) enabling intelligent morphing of designs across product programs; (iii) a simple and intuitive user interface that optimizes productivity and reduces training time; (iv) full integration of all CATIA applications based on a common PPR model and (v) our packaging approach that makes CATIA readily scalable from entry-level users to high-end experts.

      CATIA is a fully integrated system that allows users to tailor their product development capability according to their own particular needs. CATIA enables users to build a seamless product development environment in order to simulate the entire range of industrial design processes, from the initial concept to product design, analysis, assembly and maintenance. The CATIA product line is organized in nine domains: Mechanical Design; Shape Design and Styling; Product Synthesis; Equipment and Systems Engineering; NC Manufacturing; Analysis and Simulation; Plant; CATIA Infrastructure Solutions and CAA RADE. The CATIA V5 product line supports widely available Unix platforms and Windows platforms. CATIA includes a range of 120 CATIA Version 4 products and 139 CATIA Version 5 products, as of Release 10. DELMIA, ENOVIA and SMARTEAM are fully integrated with CATIA.

      DELMIA provides comprehensive software applications to enable customers to virtually create, monitor and control flexible, distributed manufacturing processes. DELMIA software allows screen-based simulation and optimization of manufacturing processes from single device work cells to production lines, and from factory material flow to extended enterprise production flow. The DELMIA software family contains process planning, standard time measurement applications, human simulation, robot and machine application simulation, as well as solutions for material flow simulation. Manufacturing process coverage ranges from the concept development phase to shop floor implementation and production management. In its full application, DELMIA can be used to design and simulate the operation of an entire factory and to optimize production processes.

      ENOVIA software applications facilitate innovation and collaboration across the enterprise by enabling all participants involved in the definition, approval, manufacturing and maintenance of a product to access, share and manage the information required at all stages of a product’s lifecycle. The applications are delivered through five fully integrated foundations for optimized innovation and total management of the product lifecycle. The underlying enterprise architecture ensures scalability; a rapid application development environment (RADE) provides openness based on industry standards; the ENOVIA portal is a gateway into the enterprise for collaboration, visualization, analysis, and data and process federation and Lifecycle Applications deliver full product lifecycle support based on industry best practices.

      SMARTEAM product data management and collaboration products allow users to efficiently archive, retrieve, create, edit, control, share and annotate models, documents, tables and other types of engineering and enterprise information. SMARTEAM offers an array of integrated, on-line collaboration technologies and provides an affordable, readily customizable, rapidly implemented software application that can easily be expanded throughout an enterprise as its needs evolve. SMARTEAM products may be used from within the leading Windows-based computer-aided-design applications.

      SPATIAL’s mission is to provide 3D and PLM software development environments. This is accomplished by leveraging its significant expertise in packaging, selling and supporting high value added software components to act as the primary channel for sales and marketing of the CAA V5 PLM development environment. Secondly, Spatial continues to offer new and existing 3D technologies as component extensions of the current SPATIAL product family. Its flagship product, the ACIS 3D Geometric Modeler, is employed by a large number of CAD application developers that combine to constitute the largest installed base for solid modeling components.

      Version 5 Technology. Combining our technological capabilities with our understanding of market needs, we have developed an innovative and open software architecture — Version 5 or V5 — first released at the end of 1999. V5 is the principal technological backbone for the development of new products for the PLM market in making possible a tight integration of CATIA for product authoring, DELMIA for production means authoring and ENOVIA for product management and collaboration.

      A major component of V5 is its unique object model linking products, processes and resources to support multidisciplinary collaboration. It enables dynamic, knowledge-based product creation and decision support to drive optimized product definition, manufacturing preparation, production and service.

      V5’s open architecture enables other software developers to build on and complement our software application, thus permitting the integration of our V5 based products with third-party applications.

      V5 technology provides our PLM products with “scalability”. Scalability allows enterprises of different sizes, and users with diverse profiles, from occasional use to highly sophisticated engineering, to benefit from a fully integrated PLM solution. Scalability is possible with our PLM solutions because they have a common V5 architecture, which allows them to be packaged according to the client’s specific needs.

      The following five fundamentals provide the underlying context for the development of V5:

      Industry specific business process optimization. Process centricity involves becoming a learned and captive professional on the processes employed by our customers in the context of the competitive needs of their respective industries. This is achieved by investing time, resources and energy to grasp the basis behind the business processes that drive manufacturing industries. True benefits for manufacturing industries will not be achieved by only accommodating current practices, it will be achieved by understanding the direction in which their businesses are being driven and defining together the processes that need to be realized. Delivering competitive advantage through end-to-end process optimization is achieved by sharing with our customers a common and thorough view of the next breakthrough processes and then realizing them through V5.

      Pervasive 3D based communication and collaboration. When people interact in a shared workspace, they understand each other, they communicate with each other and they collaborate in a manner that is uniquely enhanced by the power of 3D. The most significant contribution to collaboration in product development in the past ten years has been digital mock-up (“DMU”). Pioneered by us, DMU provides an immersive 3D environment where all the participants in the product lifecycle can interact with each other’s designs, thus significantly enhancing communication through rapid exchange, direct-use, simulation and validation. Many major new projects are now being developed by networks of partners that span corporate and geographic boundaries. It is crucial to have accurate and comprehensive information circulating throughout such networks in order to achieve virtual co-location of all the participants. V5 incorporates technologies and delivers capabilities that harness the Internet and corporate information hubs to extend the pervasiveness of 3D across these partner networks. This brings a new level of decision support and collaboration that breaks down the barriers imposed by different partners or geography and further accelerates the product development process.

      Unique product, process and resource description and integration model. The lifecycle of a manufactured product extends beyond the product itself to also include the means and methods required to produce and maintain it. At the core of V5 lies a unique technology called PPR that provides an associative model that integrates the product with its processes and resources. PPR also incorporates a virtual product model that captures the logical, functional and spatial definition of the product, processes and resources. With this model, an accurate context can now be established to ensure configuration management, simulation, change propagation and thorough linkage across the lifecycle. True product lifecycle optimization can only occur within this context and this capability is unique within the V5 architecture.

      Capturing, sharing and re-applying corporate knowledge. Manufacturing corporations have recognized that intellectual property is increasingly becoming their most valuable asset as competitive pressures place a premium on innovation. Harnessing knowledge to innovate consists of being able to capture or mine knowledge, share it and reuse or re-apply it quickly, accurately and efficiently. The integration of knowledge-based services throughout V5 provides the capability necessary to allow a corporation to harness its knowledge to innovate. V5 applications make a further breakthrough by directly embedding knowledge. Critical industry specific processes are supported by dedicated applications that incorporate best practices and design rules. These applications have knowledge, they incorporate the understanding, for example, behind aero-elastic effects on a wing or behind the nuances that drive the styling for a car.

      Openness and extension through component based architecture and community. The specific needs of each customer require that their PLM solution be tailored, extended and integrated. These requirements necessitate openness and the ability to re-apply components to achieve different behavior or capability. The component application architecture provided within V5 has been specifically developed to meet these needs. Built using state of the art object oriented programming languages including Java and C++, the V5 architecture is similar to other leading-edge software such as Microsoft COM/ActiveX or J2EE. Components are building units that allow the design and implementation of sophisticated and complex software products; they allow software designers to focus on high level conceptual programming and enforce encapsulation of implementation details. This approach allows larger groups of developers to contribute to and enrich the software application system as it evolves. We have thus developed a network of partner companies that offer niche products incorporating specific expertise. By using V5, these partners have a single development platform that ensures delivery of a seamless, integrated software tool composed of both our products and theirs. The component architecture also enables our objective to generalize the market’s use of our technology, an activity that is conducted through Spatial.

Design-centric market

      The Design-centric market focuses principally on product design. It complements the Process-centric market in reaching a far larger number of potential users.

      Design-centric products. To address the specific needs of the Design-centric market, SolidWorks develops and markets easy-to-use solid modeling, analysis, and product data management desktop products that can drastically improve productivity for users who previously used 2D applications. SolidWorks products are designed specifically for Windows. SolidWorks has developed powerful, complete design solutions including SolidWorks Office Professional — 3D CAD, productivity, communication and data management suite of products; and 3D content solutions, comprised of 3D PartStream.NET and 3D ContentCentral which allows manufacturers to leverage components already available in the marketplace without a need to redesign parts from scratch.

Customers and Industrial Sectors

      We offer our products, including 3D software components, to the seven industrial sectors listed below, each of which is followed by a sampling of customer names.

      The table below sets forth the proportion of our revenues represented by sales to each major industrial sector for each of the years 2002 and 2001. These figures represent our total sales, comprising both Process-centric and Design-centric segments.

	2002	2001

Automotive	35%	34%
Aerospace	16	17
Fabrication and Assembly and Others	33	33
Consumer Goods and Electrical & Electronics	13	13
Plant Design and Shipbuilding	3	3

	100%	100%

Automotive. Original Equipment Manufacturers using our software solutions include:

BMW	Mitsubishi
DaimlerChrysler	Porsche
Ferrari	PSA Peugeot-Citroen
Ford	Renault
Honda	Scania
Lamborghini	Toyota
MAN Nutzfahrzeuge AG	Volkswagen
Volvo

      Customers in the Automotive sector supply chain using our software solutions include:

Aisin Seiki Co.	Hella
AP Racing	Johnson Controls
Autoliv	Johnson Electric Automotive
Behr	LeciTrailer
Brose Fahrzeugteile	Magna
Century Automotive	Michelin
Continental AG	Robert Bosch
Delphi	TALGO
Denso Corp.	TRW Automotive
Faurecia	Valeo

      Of the 11 teams participating in the 2002 Formula 1 season, 10 teams employed our solutions to develop their engines or chassis. These include McLaren-Mercedes, BMW, Sauber, Honda, Ferrari, Renault, Arrows and AsiaTech.

      Aerospace. Customers in the Aerospace sector using our software include:

Airbus	Japan Aviation
Alenia	KHI
AVIC	Lockheed Martin
Bell Helicopters	Loral
BF Goodrich Aerospace	MHI
Boeing	MTU
Bombardier	Nasa Ames Research Center
British Aerospace	Northrop Grumman
Connecteurs Deutsch	Packer Aircraft Engineering
Dassault Aviation	Raytheon
EADS	Saab
Embraer	Singapore Technologies Aerospace
Eurocopter	Smiths Aerospace
Fairchild Fasteners	Snecma
Gulfstream	Tinker Air Force Base
Honeywell	United Technologies

      Fabrication & Assembly. Customers in the Fabrication and Assembly sector using our software include a wide range of companies, including heavy equipment manufacturers and industrial machines. Some of our customers are listed below as follows:

Arburg	Krebs
Babcock & Wilcox	Man
Chin Fong Machine Industrial Co. Ltd.	Metso
Claas	Michelin
Daewoo Heavy Industries	Officine Meccaniche Toschi
Federal Cartridge	OshKosh Group
Framatome	Paper Converting Machine Corporation
GoodYear	Prince Castle
Gründfos	Priority One Packaging
Iscar	Schuler
IWK Verpackungstechnik	Sidel
Johnson Controls	Staubli
Kalmar	Sumitomo
Kliklok International	Toyota Industries Corporation
Komatsu	Yanmar

      Customers in the train industry using our products include: Bombardier Transport, Allusuisse Road & Rail Ltd. and Alstom.

      Consumer Goods. Customers in the Consumer Goods sector using our software solutions include:

AEG	Konica
Asahi	Leifheit
Austria Gaming Industries	Metabo
Binney & Smith	Miele
Black & Decker	Nilfisk Advance
Bombardier Recreation	Plano Mold
Citizen Watch	Samsonite
Coca Cola	Sidel
De Longhi	Smoby
Electrolux	Solo Golf
ETA Swatch	TREK
Fratelli Guzzini	Triton Showers
Gucci	Werner Ladder Co.
Kärcher	Yakima

      Electrical & Electronics. Customers in the Electrical and Electronics sector using our software solutions include:

Allgon	Matsushita
Alpine	MDS Sciex
Ares Communications Tech	Nikon
Ascom Monetel	Pioneer
Automatic Systems	Promise Technology
Ceragon Networks	Radio Frequency Systems
Clarion	Scheidt and Bachmann
Gnatus	Sharp
Grundig	Siemens
IBM	Sony
Intel Corporation	Sub-Zero
Hubert and Suhner	Thales
Legrand	Wolf Appliance
Mars Electronics

      Plant Design. Customers in the Plant Design sector using our software solutions include:

Ansaldo	Gehry Partners
Albert Kahn Associates	Haden International
Alstom Power	ITER
BEI	METSO Corporation
Consol Energy	PEMEX
DaimlerChrysler	Shell
Farnham & Pfile Engineering and Construction	Toyota

      Shipbuilding yards and operators of passenger and cruise ships. The Shipbuilding sector is the most recent segment we have targeted. Our customers include:

General Dynamics Bath Iron Works	MeyerWerft
General Dynamics Electric Boat	MHI (Mitsubishi Heavy Industry)
HDW AG	Northrop Grumman Newport News
HSD Engines	Northrop Grumman Ship Systems
KHI (Kawasaki Heavy Industry)	Yantai Raffle Shipyards

      In addition to the seven industrial sectors, we also offer 3D software components across all industry sectors. Set forth below is a list of customers for our 3D software components:

ABAQUS/CAE by Hibbit, Karlsson & Sorensen, Inc.	GSCAD by Intergraph Corporation
Alibre Design by Alibre Inc.	IronCAD
Ansoft Corporation	Proficiency LTD (CAA V5)
CADKEY by Cadkey, Inc.	Radan LTD (ACIS)
Cimatron E by Cimatron	Sandia National Laboratory
Dynamic Designer on CAA V5 (ADAMS) by Applied Research Associates	Space-E by Hitachi Zosen Information Systems Vistagy

Our Extended Enterprise Partnerships

      The extended enterprise concept emerged from our partnership with IBM for the distribution of our products. For a description of our partnership with IBM, see “— Sales and Marketing”, below. We have reinforced our extended enterprise approach through our relationships with customers, technological partnerships, product development partnerships and partnerships with computer hardware manufacturers.

      IBM partnership. Our long-standing partnership with IBM has provided us with deep technical expertise and commercial strength beyond the marketing and sales agreement. In the hardware, middleware and consulting services domains, IBM has been a key partner to us. Furthermore, collaboration in several areas of research and development has been the cornerstone of our and IBM’s commitment to technical leadership for the digital enterprise. For example, in February 2002, we announced with IBM that ENOVIA would include IBM’s WebSphere middleware in its application architecture in order to enable ENOVIA software to be integrated with Web-based technologies.

      Customer partnerships. We establish a permanent dialogue between our research and development teams and our customers, thereby ensuring product developments that are responsive to market needs. Principally due to the openness of our software applications, we offer our customers the opportunity to develop complementary seamless software applications for internal use. We believe that thousands of applications have been thus developed by our customers to meet their specific needs. In addition, we have created competency centers based on specialized industrial segments to gather information on our customers’ processes and thus help develop additional applications tailored to the needs of each industry.

      We also organize user groups and forums to allow customers to share their experiences. Each year, more than 10,000 people participate in our customer events.

      Technological partnerships. In order to maximize our benefits from available technology, we have established technical collaboration partnerships with IBM, HP, SUN, SGI, Intel and Microsoft, as well as prestigious universities. The new technologies included in Version 5 were developed as native Windows and Unix environments.

      We have also been working closely with the primary suppliers of virtual reality software applications since 1998. Our objective is to integrate into CATIA Version 5 the tactile design technology of SensAble Technologies, the immersive design technologies of Fakespace, the immersive visualization display of Barco NV, Projection Systems, and the advanced visualization solutions of Panoram Technologies.

      In order to optimize the technology of our products with computer manufacturers’ power in graphics and calculation, we work in close collaboration with the computer hardware industry. In the Unix environment, these partnerships have been active for several years with suppliers of IBM, Sun Microsystems, SGI, and HP workstations. We have also set up a certification program with numerous vendors of Windows workstations, including IBM, HP, Compaq, SGI, Dell, Fujitsu Siemens Computers and NEC.

      Product development partnerships. In order to enable software developers to create and market their own software applications using the Version 5 architecture, we set up the Component Application Architecture (CAA V5) program that seeks to offer complementary applications for CATIA, DELMIA and

ENOVIA. Technical and marketing support is also provided to companies participating in the CAA V5 program.

      SolidWorks also operates a two-tier development partnership program bringing together companies supplying products that are either compatible with, or entirely integrated into, SolidWorks.

      In January 2002, we announced the creation of a joint venture in India, 3D PLM Software Ltd., with Geometric Software Solutions Limited (GSSL). 3D PLM Software Ltd. is dedicated to providing software development and industrialization work to our Group.

Sales and Marketing

      IBM Channel — Overview. We have had a long-standing partnership with IBM for 22 years. Revenue generated through our distribution agreement with IBM represented approximately 61%, 60% and 65% of our total revenue in 2002, 2001 and 2000, respectively. Since our inception in 1981, our CATIA products, since 1998 our ENOVIA products, and since the Fall 2001 our SMARTEAM products, have been marketed and distributed principally by IBM pursuant to a mutually non-exclusive agreement which also includes consulting services. See “Item 3D: Risk Factors — Risks Related to Our Business — During the year 2002, approximately 61% of our revenue resulted from sales of our products by IBM...” and “— Our products have a long and variable sales cycle...”.

      Under our agreement with IBM, we license CATIA, ENOVIA and SMARTEAM products to IBM, which then sublicenses them to end-users. IBM shares with us the license fees invoiced by IBM to end-users under the software licenses, and we record as software revenue only our share of such license fees. IBM pays a share to us in the form of royalties, which approximates 50% of total CATIA, ENOVIA and SMARTEAM license fees invoiced by IBM. Since 1995, IBM was able to earn an incentive that increased its share provided it reached certain revenue growth targets. In July 2002, we entered into a new agreement whereby IBM has agreed to significantly increase the resources of the IBM PLM organization and we, in turn, have modified the royalty incentive to link it to IBM making such investments. Specifically, under our new royalty agreement with IBM, our initial royalty rate is unchanged at 50% of the license fees invoiced by IBM and moves down a sliding scale to 46.8% of the license fees invoiced by IBM if IBM meets its resources investment objectives as well as annual revenue growth objectives. The resources investment criteria is expressed as a level of marketing and sales expenses and can lead to an incentive of up to 2% of end-user revenues, and the revenue growth achievement can lead to up to the remaining 1.2%.

      IBM Channel — Marketing Structure. CATIA, ENOVIA and SMARTEAM products are distributed principally by IBM PLM, an IBM entity exclusively dedicated to the sale of these products to large enterprises primarily. In addition, since 2000, we decided, together with IBM, to put more emphasis on sales to small and medium-sized enterprises, through a joint staffing with IBM, pursuant to which we provide additional support to a network of IBM business partners, in the form of distribution arrangements or value-added resellers, and contribute funds to an enhanced marketing budget in order to ensure more brand awareness for CATIA, ENOVIA and SMARTEAM and enhance lead generation for the IBM business partners.

      Since 2001 we, jointly with IBM, have entered into agreements with new IBM business partners, devoted to market, on a non-exclusive basis, our CATIA, ENOVIA and SMARTEAM products, as well as to develop V5-based software products on their own. These new business partners have included, among others, Hitachi Zosen, MSC.Software, RAND Worldwide and Unisys.

      Since January 2002, we have been a Premier PLM Consulting Partner of IBM IGS, the IBM worldwide organization dedicated to the sale of services. IGS provides both the contacts with customers as well as the consulting and implementation capabilities in order to drive adoption of our PLM solutions. We actively participate to train IGS consultants and develop with IGS teams service offerings related to our PLM solutions.

      Direct Sales Channels. DELMIA’s products are marketed by a direct sales force of approximately 100 persons, which is complemented by resellers and IBM. Specifically, for DELMIA products, IBM and we have agreed to team together through a Cooperative Marketing Agreement to deliver digital manufacturing software applications to accounts where both IBM and we can bring value. This agreement enables IBM to co-market DELMIA products to certain customers on a case-by-case basis, while ensuring that the DELMIA specialized sales force maintains the sales and support lead at the customer.

      In some geographic markets SMARTEAM products are also marketed by a direct sales force.

      Indirect Sales Channels. SolidWorks’ products are marketed by a network of approximately 300 independent resellers specifically focused on the local markets in 75 countries around the world. In addition, DELMIA and SMARTEAM products are marketed and sold in part by resellers.

Competition

      Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in most product areas include EDS and PTC. We compete principally with Tecnomatix Technologies, Ltd. in manufacturing process management. For our Design-centric products, our main competitors include Autodesk, Inc., PTC, and others. In the area of collaborative commerce, we also compete with several supply-chain management software providers, as well as other enterprise software vendors including Agile Software, i2 Technologies, Inc., MatrixOne, Oracle and SAP. In addition, numerous specialist software developers compete with us in niche applications.

      We compete in our various product lines on the basis of product features, product coverage and optimization, price, openness, customized design, marketing, sales and technical support. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products, product performance and quality, pricing, customer service and industry trends.

C.     Organizational Structure.

      The following table lists our principal operating subsidiaries and certain additional information.

	Proportion of
	Ownership	Country of
Subsidiary	Interest	Organization

Delmia Corp.	100%	United States
Enovia Corp.	100%	United States
SmarTeam Corporation Ltd.	100%	Israel
SolidWorks Corporation	99.6%	United States
Spatial Corp.	100%	United States

      For a list of our other direct and indirect subsidiaries, see Note R to our consolidated financial statements for the year 2002.

D.     Property, Plant and Equipment.

      We partially own and partially lease our principal executive offices outside Paris, France. We lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, Israel, Japan, Canada and the United Kingdom. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed. Delmia owns some offices in Troy, Michigan, which are presently unoccupied and which are in the process of being sold.

      We believe that we are not exposed to substantial risks relating to the environment due to the nature of our business. On the contrary, our products contribute to the protection of the environment since they are designed to replace the construction of physical mock-ups and to reduce the environmental issues that are common to all industries.

      We are insured using various centralized global packages. These packages provide coverage for significant risks and activities related to our operations including damage to property, product liability, including intellectual property, directors’ and officers’ liability, and global electronic errors or omissions. We believe that the guarantees provided for by these insurance policies amount to sums proportionate to the risks involved.

Item 5: Operating and Financial Review and Prospects.

A.     Operating Results.

      You should read the following discussion together with our consolidated financial statements and the related notes included in this report.

Overview

Summary Financial Results

      In 2002 total revenue increased 3.8% to €774.1 million from €746.1 million in 2001, and on a constant currency basis total revenue increased 7%. Software revenue increased 4.2% to €669.9 million and services revenue increased 1.2% to €104.2 million in 2002. Process-centric revenue, accounting for 84% of our consolidated revenue, increased 5.1% in 2002 to €649.4 million (including €1.7 million of inter-segment sales) and included PDM revenue (ENOVIA and SMARTEAM), which increased 25% to €82.7 million. Design-centric revenue, accounting for 16% of our consolidated revenue, amounted to €126.9 million in 2002 (including €0.5 million of inter-segment sales) compared to €128.2 million in 2001. Net income increased 42.5% to €126.4 million or diluted net income per share of €1.09 in 2002, compared to €88.7 million or €0.76 per share in 2001. Excluding the amortization of intangibles incurred in business combinations, our net income for the year ended December 31, 2002, totaled €136.0 million with diluted net income per share of €1.17, compared to €144.0 million or €1.23 per share in 2001, representing a decrease of 4.9% on a per share basis. See “— Results of Operations — Breakdown of Revenues” and “— Consolidated Data”.

Revenue

      Our total revenue is comprised of software licensing revenue and service and other revenue. Our primary source of revenue is derived from the licensing of our software products, which accounted for 87%, 86% and 86% of our total revenue in 2002, 2001 and 2000, respectively. We generate service revenue through the consulting and technical assistance we provide to our customers. Revenue generated through our marketing and sales agreement with IBM represented approximately 61% of our total revenue in 2002 compared with 60% in 2001 and 65% in 2000. See “Item 4B: Business Overview — Sales and Marketing” and “Item 5A: Operating Results — Results of Operations — Breakdown of Revenues”.

      Our software solutions are marketed principally by IBM, as well as through a network of distribution partners and a direct sales force for certain products.

      Recurring software revenue is an important characteristic of our financial model. Recurring software revenue represented 48%, 45% and 43% of total software revenue in 2002, 2001 and 2000, respectively. Recurring software revenue is comprised of rights of use, rental licenses (mainly to large customers) and maintenance fees.

      We license CATIA, ENOVIA and DELMIA products under one of two payment structures: (i) “rental” licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) “primary charge” licenses, for which the customer pays an initial fee (a “primary” fee). Customers who pay a primary charge subsequently pay periodic fees (annual or monthly). For both forms of license, periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. For a breakdown of revenue between initial fees and periodic fees, see Note C to our consolidated financial statements. This licensing model is also used for marketing SMARTEAM products through IBM.

      Licensing revenues from products sold through IBM are recognized when IBM records revenue from the sale of our products.

      Software licenses offered by SolidWorks require the payment of a one-time fee giving users the right to use the products indefinitely. Access to upgrades and maintenance require payment of an annual maintenance fee.

      For software components sold by Spatial, we receive license and maintenance fees as well as royalties for the sale of software products including embedded Spatial components.

      We generate service revenue mainly from consulting services in methodology and engineering services. In addition, we generate service revenue from sales activities as an IBM partner in France, Belgium and Switzerland, where we act (through one of our French divisions) as IBM’s commercial partner for the sale of CATIA, ENOVIA and SMARTEAM licenses, and we record the commissions we receive from IBM for this activity as service revenue. The division in charge of this activity also resells computer hardware, but in this case we record only the gross profit from the sales as service revenue.

Expenses

      Research and development expenses represented 29%, 28% and 27% of total revenue in 2002, 2001 and 2000, respectively. Research and development expenses primarily include personnel costs for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.

      Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.

      Marketing and sales expenses represented 22%, 22% and 19% of total revenue in 2002, 2001 and 2000, respectively. Marketing and sales expenses are derived principally from our marketing activities in support of IBM and the SolidWorks, DELMIA and SMARTEAM sales forces. We also incur marketing and sales expenses from our activities as an IBM business partner in France, Belgium and Switzerland, and from our direct sales to customers, particularly for DELMIA and Spatial and in part for SMARTEAM. Marketing and sales expenses primarily consist of personnel costs, travel expenses, marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions.

      Amortization of intangibles incurred in business combinations includes expenses for research and development projects that have not reached the technical feasibility stage or are considered to have no future value. Amortization of intangibles incurred in business combinations also includes amortization of goodwill (prior to fiscal year 2002) and amortization of technology acquired in connection with business combinations.

Critical accounting policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain assumptions and judgments. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

      We recognize revenue in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 101, “Revenue

Recognition in Financial Statements” (“SAB 101”) and other authoritative guidance. Although we believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB 101, the accounting profession continues to discuss various provisions of these guidelines with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to changes in our recognized revenue. See Note A to our consolidated financial statements.

Accounts receivable

      Accounts receivable consist primarily of amounts due to us from our normal business activities. We maintain an allowance for doubtful amounts to reflect the expected uncollectibility of amounts receivable. These estimates are based on bad debt write-offs, specific identification of probable bad debts based on collection efforts, aging of accounts receivable and other known factors. Actual results could differ from those estimates.

Taxes

      We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

      We evaluate regularly the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

      In addition, we operate within multiple tax jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years.

Investment in equity securities

      We hold minority interests in companies having operations or technology in areas within our strategic focus, some of which are publicly traded and have highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Results of Operations

      For the year ended December 31, 2002, we recorded revenue of €774.1 million and net income of €126.4 million, representing diluted net income per share of €1.09. These results included amortization of acquired technology amounting to €11.1 million (€9.6 million after tax). Excluding the amortization of acquired technology, our net income for the year ended December 31, 2002, totaled €136.0 million with diluted net income per share of €1.17. The table below sets forth key figures from our statements of income.

	Year ended December 31,

	2002	2001	2000

	(in millions, except
	per share data)
Revenue	€774.1	€746.1	€632.4
Gross profit	653.3	638.7	541.7
Operating income	203.0	162.6	178.8
Net income	126.4	88.7	103.7
Diluted weighted average number of common shares outstanding	116.2	116.7	118.6
Diluted net income per share	1.09	0.76	0.87
Pro forma excluding amortization of intangibles incurred in business combinations(1)
Operating income	€214.1	€221.0	€218.9
Net income	136.0	144.0	139.2
Diluted net income per share	1.17	1.23	1.17

(1)	Amortization of intangibles incurred in business combinations totaled €11.1 million in 2002 (€9.6 million after tax) (and consisted entirely of the amortization of acquired technology) compared with €58.4 million in 2001 (€55.3 million after tax) and €40.2 million in 2000 (€35.5 million after tax). We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

     The table below sets forth the contribution of the Process-centric and Design-centric segments to our revenue, gross profit, operating income and net income (see also Notes A and Q to our consolidated financial statements).

	Year ended December 31,

	2002			2001		2000

	(in millions of euro, except percentages)
Revenue
Process-centric	649.4	83.9%		617.9	82.8%	534.8	84.6%
Design-centric	126.9	16.4%		128.2	17.2%	97.6	15.4%
Elimination	(2.2)	(0.3%	)

Total	774.1	100.0%		746.1	100.0%	632.4	100.0%

Gross profit
Process-centric	541.6	82.9%		522.4	81.8%	453.1	83.6%
Design-centric	113.3	17.3%		116.3	18.2%	88.6	16.4%
Elimination	(1.7)	(0.2%	)

Total	653.3	100.0%		638.7	100.0%	541.7	100.0%

Operating income
Process-centric	170.9	84.2%		126.6	77.8%	150.9	84.4%
Design-centric	32.1	15.8%		36.0	22.2%	27.9	15.6%

Total	203.0	100.0%		162.6	100.0%	178.8	100.0%

Net income
Process-centric	104.2	82.4%		63.8	72.0%	84.5	81.5%
Design-centric	22.2	17.6%		24.9	28.0%	19.2	18.5%

Total	126.4	100.0%		88.7	100.0%	103.7	100.0%

Pro forma excluding amortization of intangibles incurred in business combinations(1)
Operating income
Process-centric	181.8	84.9%		184.0	83.3%	190.9	87.2%
Design-centric	32.3	15.1%		37.0	16.7%	28.0	12.8%

Total	214.1	100.0%		221.0	100.0%	218.9	100.0%

Net income
Process-centric	113.6	83.5%		118.2	82.1%	119.9	86.2%
Design-centric	22.4	16.5%		25.8	17.9%	19.3	13.8%

Total	136.0	100.0%		144.0	100.0%	139.2	100.0%

(1)	Amortization of intangibles incurred in business combinations totaled €11.1 million in 2002 (€9.6 million after tax) (and consisted entirely of the amortization of acquired technology) compared with €58.4 million in 2001 (€55.3 million after tax) and €40.2 million in 2000 (€35.5 million after tax). We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

     The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

Breakdown of Revenues

	Year ended December 31,

	2002	2001	2000

	(in millions of euro)
Revenue by activity:
Software revenue	669.9	643.0	541.7
Service and other revenue	104.2	103.1	90.7

Total revenue	774.1	746.1	632.4

	Year ended December 31,

	2002	2001	2000

	(in millions of euro)
Revenue by geographic region:(1)
Europe(2)	374.5	380.4	334.8
North and South America(3)	224.0	219.3	188.8
Asia/Pacific(3)	175.6	146.4	108.8

Total	774.1	746.1	632.4

(1)	In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer, and (ii) by the geographic location of our business unit which records the transaction. See Note Q to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while service and other revenue is classified by the location where the activity is performed.
(2)	Germany and France account for most of our sales in Europe. See Note Q to our consolidated financial statements.
(3)	Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia/Pacific region comes from Japan.

     The tables below present certain financial data taken from our consolidated financial statements expressed as a percentage of our total revenue, except for data per share, which is expressed in euro, and for numbers of shares. Our revenue and the percentages of the various expense or other revenue items may not be comparable with those of our competitors due to the distribution of our products by IBM.

Consolidated Data

	Year ended December 31,

	2002	2001	2000

	(as a % of revenue, except per share data)
Revenue:
Software revenue	86.5	86.2	85.7
Service and other revenue	13.5	13.8	14.3

Total revenue	100.0	100.0	100.0

Cost of revenue:
Software	(3.2)	(2.8)	(2.4)
Service and other	(12.4)	(11.6)	(11.9)

Total cost of revenue	(15.6)	(14.4)	(14.3)

Gross profit	84.4	85.6	85.7

Research, selling and administrative expenses:
Research and development	(28.7)	(28.0)	(26.8)
Marketing and sales	(21.9)	(22.0)	(18.6)
General and administrative	(6.2)	(5.9)	(5.6)
Amortization of goodwill	—	(5.9)	(4.7)
Amortization of acquired technology	(1.4)	(1.9)	(1.7)

Total research, selling and administrative expenses	(58.2)	(63.8)	(57.4)

Operating income	26.2	21.8	28.3
Equity in net income of unconsolidated affiliates — joint ventures	0.0	0.0	0.0

Financial revenue and other — net	0.4	1.9	1.7

Income before income taxes	26.6	23.7	30.0

Income tax expense	(10.3)	(11.8)	(13.6)

Net income	16.3	11.9	16.4

Basic net income per share	€1.11	€0.78	€0.92
Diluted net income per share	€1.09	€0.76	€0.87
Weighted average number of common shares outstanding	114,118,817	113,694,585	113,053,650

Diluted weighted average number of common shares outstanding	116,247,725	116,659,988	118,633,182

Pro forma excluding amortization of intangibles incurred in business combinations:(1)
Operating income	27.7	29.6	34.6
Net income	17.6	19.3	22.0
Basic net income per share	€1.19	€1.27	€1.23
Diluted net income per share	€1.17	€1.23	€1.17

(1)	Amortization of intangibles incurred in business combinations totaled €11.1 million in 2002 (€9.6 million after tax) (and consisted entirely of the amortization of acquired technology) compared with €58.4 million in 2001 (€55.3 million after tax) and €40.2 million in 2000 (€35.5 million after tax). We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Process-centric

	Year ended December 31,

	2002	2001	2000

	(as a % of revenue)
Revenue:
Software revenue	83.7	83.3	83.0
Service and other revenue	16.3	16.7	17.0

Total revenue	100.0	100.0	100.0

Cost of revenue:
Software	(1.7)	(1.4)	(1.1)
Service and other	(14.8)	(14.0)	(14.2)

Total cost of revenue	(16.6)	(15.4)	(15.3)

Gross profit	83.4	84.6	84.7

Research, selling and administrative expenses:
Research and development	(29.9)	(29.5)	(28.3)
Marketing and sales	(18.8)	(19.0)	(14.8)
General and administrative	(6.7)	(6.2)	(5.9)
Amortization of goodwill	0.0	(7.0)	(5.5)
Amortization of acquired technology	(1.7)	(2.3)	(2.0)

Total research, selling and administrative expenses	(57.1)	(64.1)	(56.5)

Operating income	26.3	20.5	28.2
Equity in net income of unconsolidated affiliates — joint ventures	0.0	0.0	0.0

Financial revenue and other — net	0.2	1.8	1.5

Income before income taxes	26.5	22.3	29.7

Income tax expense	(10.5)	(12.0)	(13.9)

Net income	16.0	10.3	15.8

Pro forma excluding amortization of intangibles incurred in business combinations:(1)
Operating income	28.0	29.8	35.7
Net income	17.5	19.1	22.4

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Design-centric

	Year ended December 31,

	2002	2001	2000

	(as a % of revenue)
Revenue:
Software revenue	99.7	100.0	100.0
Service and other revenue	0.3	0.0	0.0

Total revenue	100.0	100.0	100.0

Cost of revenue:
Software	(10.7)	(9.3)	(9.3)
Service and other	0.0	0.0	0.0

Total cost of revenue	(10.7)	(9.3)	(9.3)

Gross profit	89.3	90.7	90.7

Research, selling and administrative expenses:
Research and development	(21.5)	(20.8)	(18.7)
Marketing and sales	(38.0)	(36.7)	(39.3)
General and administrative	(4.4)	(4.4)	(4.0)
Amortization of goodwill	0.0	(0.8)	(0.1)
Amortization of acquired technology	(0.1)	0.0	0.0

Total research, selling and administrative expenses	(64.0)	(62.6)	(62.1)

Operating income	25.3	28.1	28.6
Equity in net income of unconsolidated affiliates — joint ventures	0.0	0.0	0.0

Financial revenue and other — net	1.4	2.3	3.3

Income before income taxes	26.7	30.4	31.9

Income tax expense	(9.2)	(11.0)	(12.2)

Net income	17.5	19.4	19.7

Pro forma excluding amortization of intangibles incurred in business combinations:(1)
Operating income	25.5	28.8	28.7
Net income	17.6	20.1	19.8

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

2002 versus 2001

Consolidated Information

      Revenue. Revenue increased 3.8% to €774.1 million in 2002 compared with €746.1 million in 2001. On a constant currency basis, total revenue increased 7% in 2002. Specifically, our revenue was impacted by the decrease in the value of the U.S. dollar, our principal invoicing currency outside the euro-zone, which negatively impacted growth in consolidated revenue by 2 percentage points. The decrease in the value of the dollar also led to a 2 percentage point decrease in our expenditures. In addition, the yen, which is our second most important invoicing currency outside the euro-zone, accounted for a 1 percentage point decrease in the growth in consolidated revenue.

      We believe that we are the global leader of the market for Product Lifecycle Management software with a market share of approximately 21% (Source: Daratech).

      Software revenue increased 4.2% to €669.9 million in 2002 compared with €643.0 million in 2001. This increase can be attributed principally to a 5.6% growth in software revenue (after inter-segment eliminations) in our Process-centric segment. Process-centric growth benefited from the strong performance of our PDM software solutions, which reported a 25% increase in revenue, and from the strengthening of Version 5 including new functionalities aimed at broadening our PLM offering.

      Software revenue (after inter-segment eliminations) in the Design-centric segment decreased by 1.4% to €126.4 million in 2002 which reflected primarily the weak economic environment, as well as unfavorable exchange rates. Software revenue represented 100% of total Design-centric revenue (after inter-segment eliminations) in both 2002 and 2001.

      Recurring software revenue increased 9.7% to €320.1 million in 2002 compared to €291.8 million in 2001. Recurring software revenue represented 48% of software revenue in 2002 compared with 45% in 2001. The contribution of recurring software revenue to total software revenue is growing largely due to the continuous increase in the installed workstation base of the Process-centric segment and to the growing share of recurring revenue fees in the Design-centric segment.

      Services revenue increased 1.2% to €104.2 million in 2002, compared with €103.1 million in 2001. This increase was lower than our growth in sales of software in the Process-centric segment because part of the services team was directed to develop new Version 5 methodologies as best practices for our PLM solutions.

      The growth in total revenue was 2.1% in the Americas and the decrease in total revenue was 1.5% in Europe. Performance in these two regions was negatively impacted by the slower economic environment. In addition, in the Americas, growth was negatively impacted by about 5 percentage points because of the decrease in value of the U.S. dollar against the euro. Revenue from the Asia-Pacific region increased by 20.0% in euro in 2002, despite the strong impact of the yen decrease (approximately 10 percentage points of growth). This growth resulted from continued strong interest in our products and on-going sales and marketing efforts despite the crisis of recent years.

      Gross Profit. Gross profit increased 2.3% to €653.3 million in 2002 compared with €638.7 million in 2001. This increase reflects the rise in revenue, which was partially offset by a higher cost of sales principally from consulting service activities. Gross profit for services represented 7.5% of services revenue in 2002 compared with 16.0% in 2001 due to our increased investment in new Version 5 methodologies as best practices for our PLM solutions. Gross margin decreased from 85.6% in 2001 to 84.4% in 2002. Software cost of revenue represented 3.6% of software revenue in 2002 compared to 3.2% in 2001, reflecting an increase in investment in third party component software.

      Research and development expenses. Research and development expenses increased by 5.9% to €221.6 million in 2002 compared with €209.2 million in 2001. This increase was due to the 11.2% increase in average research and development staff devoted to the on-going development of the V5 architecture and its related PLM software applications. These increases were partially offset by the lower relative value of the U.S. dollar and cost control measures. As a percentage of total revenue, research and development expenses increased to 28.7% in 2002, compared with 28.0% in 2001. On December 31, 2002, the total headcount involved in research and development and production represented 48.1% of our total workforce, compared with 46.7% at the end of 2001.

      Marketing and sales expenses. Marketing and sales expenses increased by 3.2% to €169.7 million in 2002, compared with €164.3 million in 2001. This increase is due to a 6% increase in average sales and marketing headcount to support sales growth, partially offset by a lower U.S. dollar and cost cutting initiatives. The growth in marketing and sales expenses includes our investment in connection with our agreement with IBM to share marketing and publicity expenses to market CATIA, ENOVIA and SMARTEAM. See “Item 4B: Business Overview — Sales and Marketing”. Marketing and sales expenses represented 21.9% of total revenue in 2002, compared to 22.0% in 2001.

      General and administrative expenses. General and administrative expenses increased 8.4% to €47.9 million in 2002, compared with €44.2 million in 2001, and represented 6.2% of total revenue in 2002, compared with 5.9% in 2001. The increase reflected an increase in professional fees and insurance fees, the impact of

2001 and 2002 acquisitions and a 4% increase in average headcount excluding the impact of 2001 and 2002 acquisitions.

      Amortization of intangibles incurred in business combinations. Amortization expenses amounted to €11.1 million in 2002, compared with €58.4 million in 2001. The decrease was due to our adoption of SFAS 141 as of January 1, 2002, pursuant to which goodwill is no longer amortized.

      Operating income. Our operating income was €203.0 million in 2002, compared with €162.6 million in 2001. Operating income excluding the amortization of intangibles incurred in business combinations amounted to €214.1 million in 2002, or 27.7% of net revenue, compared with €221.0 million in 2001, or 29.6% of net revenue, a decrease of 3.1%. This decrease is due mainly to the negative impact of the decrease in the value of the Japanese yen and the lower than anticipated revenue resulting from the significant slowdown in the business environment, particularly in the second half of 2002, which was partially offset by cost control initiatives. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

      Financial revenue, investment in equity and other — net. Financial revenue, investment in equity and other — net amounted to €2.8 million in 2002, compared with €14.1 million in 2001. Our average cash position increased in 2002, particularly at Dassault Systèmes, the parent company, and at SolidWorks. At December 31, 2002, cash and cash equivalents amounted to €388.4 million. The decrease in financial revenue, investment in equity and other — net primarily reflects the revaluation of U.S. dollar and Japanese yen denominated assets, the decrease in interest rates and a €3.1 million charge related to our investment in PlanetCad. See Note D to our consolidated financial statements.

      Income tax expense. Income tax expense amounted to €79.4 million in 2002, compared with €87.9 million in 2001. Excluding the impact of permanent differences incurred in business combinations, the effective income tax rate was 38.6% in 2002, compared with 42.9% in 2001. The decrease in effective tax rate between 2002 and 2001 came from the approximately 1 percentage point decrease in the French statutory income tax rate and the improvement of the results of our SmarTeam subsidiary. See Note E to our consolidated financial statements.

      Net income. We realized net income of €126.4 million in 2002, compared with €88.7 million in 2001. Excluding the amortization of intangibles incurred in business combinations, net income amounted to €136.0 million in 2002, compared with €144.0 million in 2001, a decrease of 5.6%.

      Earnings per share. We realized diluted net income per share of €1.09 for the year ended December 31, 2002, compared with €0.76 for the year ended December 31, 2001. Excluding the amortization of intangibles incurred in business combinations, our diluted net income per share amounted to €1.17 in 2002, compared with €1.23 in 2001, a decrease of 4.9%.

Revenue and Operating Income by Segment

Process-centric

      Revenue. Revenue for the Process-centric segment, including PDM revenue, increased 5.1% to €649.4 million in 2002 (including €1.7 million of inter-segment sales) compared with €617.8 million in 2001. PDM revenue on a stand-alone basis increased 25% to €82.7 million, up from €65.9 million in 2001.

      Software revenue for the Process-centric segment increased 5.6% to €543.6 million in 2002, compared with €514.8 million in 2001. This increase in software revenue mainly reflected the strong growth in software revenue from ENOVIA and SMARTEAM.

      A total of 34,308 CATIA licenses were sold in 2002 compared with 33,962 CATIA licenses in 2001, a 1.0% increase. Sales of CATIA V5 licenses increased substantially during 2002, with CATIA V5 licenses accounting for 59% of CATIA licenses sold in 2002 compared with 36% in 2001. Following the release of CATIA V5R9 in June 2002 and V5R10 in October 2002, CATIA V5 licenses sold during the fourth quarter 2002 represented 67% of the overall CATIA license sales. The average CATIA license price declined 5% during 2002 to €15,394. The decrease in the average price per seat in 2002 primarily reflected the increased proportion of the Version 5 licenses sold in 2002 compared to 2001, since the price per Version 5 license is lower than Version 4 (“V4”), due to a still less mature product mix. The change in the V5 to V4 proportion had an unfavorable effect on the price, which was partly offset by a higher price per CATIA Version 5 license. V5 price per seat has increased approximately 9% since 2001 to €13,129, reflecting the strong growth of our V5 product solutions. In addition, the lower U.S. dollar to Euro exchange rate also contributed to the decrease in the average price per CATIA seat, accounting for 3 percentage points of the 5% decrease.

      During 2002, we continued our investment in PLM. We introduced three new releases during the year, including V5R8 in February 2002, V5R9 in June 2002 and V5R10 in October 2002. Commencing with V5R9, our new releases cover our CATIA, DELMIA, ENOVIA and now SMARTEAM brands. Spatial announced its 3D ACIS Modeler Version 8.0 in May 2002.

      Services revenue was generated entirely by the Process-centric segment (excluding inter-segment sales) in 2002 and 2001. See “— Consolidated Information — Revenue” above.

      Operating income. Operating income from the Process-centric segment totaled €170.9 million in 2002, compared with €126.5 million in 2001. Operating income, excluding amortization of intangibles incurred in business combinations, amounted to €181.8 million in 2002, compared with €184.0 million in 2001, a 1.2% decrease. Operating income, excluding amortization of intangibles incurred in business combinations, represented 28.0% of revenue for this segment in 2002, compared to 29.8% in 2001. This decrease principally reflected lower than anticipated revenue resulting from the significant slowdown in the business environment particularly in the second half of 2002, which was partially offset by cost control initiatives.

Design-centric

      Revenue. Revenue in the Design-centric segment was €126.9 million in 2002 (including €0.5 million of inter-segment sales), compared with €128.2 million in 2001. The decrease in revenue net of inter-segment sales was mainly due to the difficult market conditions existing in the Design-centric market, reflecting the weak overall economic environment. In addition, the lower U.S. dollar exchange rate contributed to the decrease in revenue. The number of licenses sold by SolidWorks decreased 9.8% to 23,626 licenses in 2002, compared with 26,183 licenses in 2001.

      Operating income. Operating income for the Design-centric segment amounted to €32.1 million in 2002, compared with €36.0 million in 2001. Operating income, excluding amortization of intangibles incurred in business combinations, amounted to €32.3 million in 2002, compared with €37.0 million in 2001. Operating income, excluding amortization of intangibles incurred in business combinations, represented 25.5% of total segment revenue in 2002, compared with 28.8% in 2001, reflecting higher software costs as well as a 2.2% increase in other operating expenses (excluding amortization of intangibles incurred in business combinations).

      In 2002, SolidWorks continued to invest in research and development and intensified its efforts in sales and marketing. These expenses increased slightly by 2.4% and 2.6% respectively, from 2001 to 2002.

2001 versus 2000

Consolidated Information

      Revenue. Revenue increased 18.0% to €746.1 million in 2001 compared with €632.4 million in 2000. We strengthened our leadership in the mechanical computer-aided-design, -manufacturing and -engineering (CAD/CAM/CAE) market, with our reported market share increasing from 21% in 2000 to 22% in 2001 (Source: Daratech).

      Software revenue increased 18.7% to €643.0 million in 2001 compared with €541.7 million in 2000. This increase can be attributed to our entire product range. In 2001, we also benefited from the rise in value of the U.S. dollar, our principal invoicing currency outside the euro-zone, which accounted for 1% of the growth in consolidated revenue. The increase in the value of the dollar also led to a 1.5% increase in our expenditures. The yen is our second most important invoicing currency outside the euro-zone. In 2001, it accounted for a 1%

decrease in the growth in consolidated revenue. The decrease in the value of the yen had a slight impact on expenditures.

      Our 15.5% revenue growth in the Process-centric segment was due to the strengthening of Version 5, to new functionalities aimed at widening our 3D PLM offering to new market segment and to the enhancement of our virtual product data management and collaborative offer (PDM) consisting of ENOVIA and SMARTEAM. The revenue growth of this PDM offering (+37.6%) contributed significantly to the growth of the Process-centric segment. Excluding PDM, the Process-centric segment revenue growth was 13.4% in 2001.

      Revenue in the Design-centric segment increased by 31.4%, which reflected both our leadership in this segment through SolidWorks and the high growth rate of this segment.

      Recurring revenue increased 24.7% in 2001 compared to 2000. Recurring revenue represented 45.4% of software revenue in 2001 compared with 43.2% in 2000. The contribution of recurring revenue to total revenue has remained stable due to the continuous increase in the installed workstation base of the Process-centric segment and to the growing share of recurring revenue fee structures in the Design-centric segment.

      Services revenue increased 13.6% to €103.1 million in 2001, compared with €90.7 million in 2000. This increase reflected principally the growth in sales of software applications in the Process-centric segment, because the installation of 3D PLM software applications is accompanied by services for methodological and technical support to improve its usefulness for the customer.

      The growth in revenue was 16.1% in the North and South American region and 13.6% in Europe. The American region showed satisfying growth but was seriously reduced during the second half of the year by the economic environment and the impact of terrorism acts of September 11, 2001. Revenue from the Asia-Pacific region increased by 34.6% in euro in 2001 despite the impact of the yen decrease. This growth resulted from the sales and marketing efforts that were maintained despite the crisis of recent years.

      Gross Profit. Gross profit increased 17.9% to €638.7 million in 2001 compared with €541.7 million in 2000. This increase reflected principally the sharp rise in our software revenue. Gross margin remained stable, going from 85.7% in 2000 to 85.6 % in 2001. This stability in gross margin reflected an increase in investment in third-party component software, compensated by a slightly different distribution between software and service activities, 86.2% and 13.8% respectively in 2001 compared with 85.7% and 14.3% in 2000. Software cost of revenue increased 39.1% in 2001. The gross profit for software increased to 96.8% in 2001 compared with 97.2% in 2000. Gross profit for services represented 16.0% in 2001 compared with 16.5% in 2000.

      Research and development expenses. Research and development expenses increased by 23.2% to €209.2 million in 2001 compared with €169.8 million in 2000. This increase was largely due to the 16.2% increase in research and development staff due to the on-going development of the V5 architecture and its related 3D PLM software applications, as well as to the acquisition of Spatial in November 2000. As a percentage of total revenue, research and development expenses increased to 28.0% of revenue in 2001, compared with 26.8% in 2000. On December 31, 2001, the total headcount involved in research and development represented 46.7% of our total workforce, compared with 49.0% at the end of 2000.

      Marketing and sales expenses. Marketing and sales expenses increased by 39.9% to €164.3 million in 2001, compared with €117.5 million in 2000. Marketing and sales expenses consisted mainly of personnel costs, travel expenses and marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions for our direct distribution network, principally at SolidWorks, SmarTeam and Delmia. The increase in marketing and sales expenses reflected the 27.7% increase in sales headcount, particularly at Spatial (integrated for the first time for a full year) as well as SmarTeam, Delmia and SolidWorks. It also reflected our agreement with IBM, established in early 2000 and renewed in 2001, to share marketing and publicity expenses to market CATIA and ENOVIA. See “Item 4B: Business Overview — Sales and Marketing”.

      General and administrative expenses. General and administrative expenses increased 24.8% to €44.2 million in 2001, compared with €35.4 million in 2000. They accounted for 5.9% of total revenue in 2001, compared with 5.6% in 2000.

      Amortization of intangibles incurred in business combinations. Amortization expenses amounted to €58.4 million in 2001, compared with €40.2 million in 2000. Amortization of intangibles incurred in business combinations includes expense for research and development projects that have not reached the technological feasibility stage or are considered to have no future value; amortization of goodwill; and amortization of technology acquired in connection with business combinations. See Note I to our consolidated financial statements.

      Operating income. Our operating income, including the amortization of intangibles incurred in business combinations, was €162.6 million in 2001, compared with €178.8 million in 2000. Operating income excluding the amortization of intangibles incurred in business combinations amounted to €221.0 million in 2001, compared with €218.9 million in 2000, an increase of 0.9%.

      Financial revenue and other — net. Financial revenue and other — net amounted to €14.1 million in 2001, compared with €11.0 million in 2000. Our average cash position increased in 2001, particularly at Dassault Systèmes, the parent company, and at SolidWorks. The increase of financial revenue should be linked to both the increase of cash and the decrease in interest rates in Europe and in the U.S. The Euribor 3-month interest rate averaged 4.2636% in 2001 compared with 4.3908% in 2000. The Libor 3-month interest rate averaged 3.7744% in 2001 compared with 6.5309% in 2000. In 2001, we maintained our hedging policy to guard against a possible fall in the value of the U.S. dollar and the yen by purchasing and selling currency options.

      Income tax expense. Income tax expense amounted to €87.9 million in 2001, compared with €86.1 million in 2000. Excluding the impact of permanent differences incurred in business combinations, the effective income tax rate was 42.9% in 2001, compared with 42.1% in 2000. The increase in the effective tax rate between 2001 and 2000 came from the special tax treatment of the Israeli subsidiary, SmarTeam. It was partially compensated by the decrease in the French income tax rate. See Note E to our consolidated financial statements.

      Net income. We realized net income of €88.7 million in 2001, compared with €103.7 million in 2000. Excluding the amortization of intangibles incurred in business combinations, net income amounted to €144.0 million in 2001, compared with €139.2 million in 2000, an increase of 3.4%.

      Earnings per share. We realized diluted net income per share of €0.76 for the year ended December 31, 2001, compared with €0.87 for the year ended December 31, 2000. Excluding the amortization of intangibles incurred in business combinations, our diluted net income per share amounted to €1.23 in 2001, compared with €1.17 in 2000, an increase of 5.1%.

Revenue and Operating Income by Segment

Process-centric

      Revenue. Revenue for the Process-centric segment increased 15.5% to €617.9 million in 2001 compared with €534.8 million in 2000. Software revenue increased 15.9% to €514.8 million in 2001, compared with €444.1 million in 2000. This increase in software revenue reflected principally higher sales of CATIA licenses (+13.4%) and a strong increase in revenue (+37.6%) from ENOVIA and SMARTEAM product data management (PDM) licenses.

      A total of 33,962 CATIA licenses were sold in 2001 compared with 31,290 CATIA licenses in 2000, an 8.5% increase. Sales of CATIA V5 licenses increased substantially during 2001 — CATIA V5 licenses accounted for 36.5% of CATIA licenses sold in 2001 compared with 15.1% in 2000. Following the release of CATIA V5R7 in June 2001, CATIA V5 licenses sold over the fourth quarter 2001 represented 44.5% of the overall CATIA license sales. Average net sale prices declined during 2001 due to various elements: a product mix effect from strengthening CATIA V5, and the fact that on the high end segment, the price per V5 seat remained lower than the V4 price per seat, because all the CATIA functionalities were not yet available on the V5 platform. See “Item 4B: Business Overview”.

      The increase in Process-centric revenue also reflected a 23.6% rise in recurring revenue from the growth of the installed base. Recurring revenue represented 47.4% of software revenue in this segment in 2001, compared with 44.9% in 2000.

      During 2001, we continued our investment in 3D PLM. We introduced two new releases of CATIA Version 5 (V5R6 in March 2001 and V5R7 in June 2001), which added up to 97 products at the end of 2001. Sales of product data management (PDM) applications increased as the ENOVIA and SMARTEAM product range expanded. DELMIA launched Version 5 Release 7 (V5R7) of its digital manufacturing solutions. This V5R7 release is the first one that provides full integration of DELMIA application with our other 3D PLM brands.

      Services revenue was generated entirely by the Process-centric segment in 2001 and 2000. See “— Consolidated Information — Revenue” above).

      Operating income. Including amortization of intangibles incurred in business combinations, operating income from the Process-centric sector totaled €126.6 million in 2001, compared with €150.9 million in 2000. Operating income, excluding amortization of intangibles incurred in business combinations, amounted to €184.0 million in 2001, compared with €190.9 million in 2000, a 3.7% decrease. Operating income, excluding amortization of intangibles incurred in business combinations, represented 29.8% of revenue for this segment in 2001, compared with 35.7% in 2000. This decrease reflected principally the increase in marketing costs, which represented 19.0% of total revenue in 2001, compared with 14.8% in 2000, as a result of the expansion of SmarTeam and Spatial marketing teams and investment in marketing and communication costs undertaken with IBM.

Design-centric

      Revenue. Revenue in the Design-centric segment increased 31.4% to €128.2 million in 2001, compared with €97.6 million in 2000. The increase in revenue was mainly due to the increase in the number of licenses sold by SolidWorks, which totaled 26,183 licenses in 2001, compared with 22,053 licenses in 2000, an increase of 18.7%, as well as a 38.9% rise in recurring revenue. Recurring revenue represented 37.3% of total revenue in 2001, compared with 35.2% in 2000. Revenue from Europe increased 30.4% in 2001 and from the Asia-Pacific region by 66.8%. These increases were greater than in North America (+17.1%), where SolidWorks has been present for a longer time.

      Operating income. Including amortization of intangibles incurred in business combinations, operating income for the Design-centric segment amounted to €36.0 million in 2001, compared with €27.9 million in 2000. Operating income, excluding amortization of intangibles incurred in business combinations, amounted to €37.0 million in 2001, compared with €28.0 million in 2000. Operating income, excluding amortization of intangibles incurred in business combinations, represented 28.8% of total segment revenue in 2001, compared with 28.6% in 2000, with growth in revenue (up 31.4%) exceeding growth in operating costs excluding amortization of intangibles incurred in business combinations (up 31.3%).

      In 2001, SolidWorks continued to invest in research and development and intensified its efforts in sales and marketing. These expenses increased by 45.3% and 22.7% respectively, from 2000 to 2001.

Analysis of Quarterly Results

      The tables below present certain financial information for 2002 and 2001. This information comes from our unaudited quarterly consolidated financial statements, which are prepared according to generally accepted accounting principles in the United States and on a comparable basis with our annual audited consolidated financial statements. In the opinion of management, the quarterly financial information includes only the normal adjustments recurring and necessary for a fair presentation of the information. Operating income for any given quarter is not necessarily representative of results for any future period and should not be used as an indication of future results.

Quarterly Data

	2002				2001

	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

	(in millions of euro or shares, except for amounts per share
	which are expressed in euro)
Revenue:
Software revenue	194.4	149.5	166.7	159.3	191.7	155.3	151.3	144.7
Service and other revenue	30.0	26.4	24.6	23.2	33.6	23.5	25.6	20.4

Total revenue	224.4	175.9	191.3	182.5	225.3	178.8	176.9	165.1

Cost of revenue:
Software	(6.4)	(6.3)	(4.8)	(6.9)	(5.8)	(4.9)	(4.8)	(5.3)
Service and other	(28.2)	(23.9)	(23.5)	(20.8)	(28.4)	(19.8)	(21.6)	(16.8)

Total cost of revenue	(34.6)	(30.2)	(28.3)	(27.7)	(34.2)	(24.7)	(26.4)	(22.1)
Gross profit	189.8	145.7	163.0	154.8	191.1	154.1	150.5	143.0

Research, selling and administrative expenses:
Research and development	(54.6)	(53.5)	(56.3)	(57.2)	(57.2)	(51.5)	(51.6)	(48.9)
Marketing and sales	(41.0)	(41.4)	(44.9)	(42.4)	(41.2)	(43.6)	(40.3)	(39.3)
General and administrative	(10.7)	(12.0)	(12.7)	(12.5)	(11.7)	(10.8)	(11.5)	(10.2)
Amortization of goodwill	0.0	0.0	0.0	0.0	(9.2)	(9.5)	(16.0)	(9.4)
Amortization of acquired technology	(2.1)	(2.5)	(2.6)	(3.9)	(3.9)	(4.1)	(2.9)	(3.3)

Total research, selling and administrative expenses	(108.4)	(109.4)	(116.5)	(116.0)	(123.2)	(119.5)	(122.3)	(111.1)

Operating income	81.4	36.3	46.5	38.8	67.9	34.6	28.2	31.9
Financial revenue and other — net	(1.8)	0.7	(0.7)	4.6	4.3	(1.0)	5.8	5.0

Income before income taxes	79.6	37.0	45.8	43.4	72.2	33.6	34.0	36.9

Income tax expense	(28.2)	(15.0)	(18.1)	(18.1)	(30.1)	(18.5)	(21.4)	(18.0)

Net income	51.4	22.0	27.7	25.3	42.1	15.1	12.6	18.9

Basic income per share	0.45	0.19	0.24	0.22	0.37	0.13	0.11	0.17
Diluted net income per share	0.45	0.19	0.24	0.21	0.36	0.13	0.11	0.16
Weighted average number of common shares outstanding	114.2	114.2	114.1	114.0	113.9	113.9	113.6	113.3
Diluted weighted average number of common shares outstanding	114.7	115.0	117.1	118.1	117.1	115.1	116.9	117.5
Pro forma excluding amortization of intangibles incurred in business combinations:(1)
Operating income	83.5	38.8	49.1	42.7	81.1	48.2	47.1	44.6
Net income	53.2	24.3	30.0	28.5	54.8	28.3	31.0	29.9
Diluted net income per share	0.46	0.21	0.26	0.24	0.47	0.25	0.27	0.25

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Quarterly Data (as a percent of total revenue)

	2002				2001

	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Revenue:
Software revenue	86.6	85.0	87.1	87.3	85.1	86.9	85.5	87.6
Service and other revenue	13.4	15.0	12.9	12.7	14.9	13.1	14.5	12.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Software	(2.9)	(3.6)	(2.5)	(3.8)	(2.6)	(2.7)	(2.7)	(3.2)
Service and other	(12.6)	(13.6)	(12.3)	(11.4)	(12.6)	(11.1)	(12.1)	(10.3)

Total cost of revenue	(15.4)	(17.2)	(14.8)	(15.2)	(15.2)	(13.8)	(14.9)	(13.4)

Gross profit	84.6	82.8	85.2	84.8	84.8	86.2	85.1	86.6

Research, selling and administrative expenses:
Research and development	(24.3)	(30.4)	(29.4)	(31.3)	(25.4)	(28.8)	(29.2)	(29.6)
Marketing and sales	(18.3)	(23.5)	(23.5)	(23.2)	(18.3)	(24.4)	(22.8)	(23.8)
General and administrative	(4.8)	(6.8)	(6.6)	(6.8)	(5.2)	(6.0)	(6.5)	(6.2)
Amortization of goodwill	0.0	0.0	0.0	0.0	(4.1)	(5.3)	(9.1)	(5.7)
Amortization of acquired technology	(0.9)	(1.4)	(1.4)	(2.1)	(1.7)	(2.3)	(1.6)	(2.0)

Total research, selling and administrative expenses	(48.3)	(62.2)	(60.9)	(63.6)	(54.7)	(66.8)	(69.2)	(67.3)

Operating income	36.3	20.6	24.3	21.3	30.1	19.4	15.9	19.3
Financial revenue and other — net	(0.8)	0.4	(0.4)	2.5	1.9	(0.5)	3.3	3.0

Income before income taxes	35.5	21.0	23.9	23.8	32.0	18.8	19.2	22.3

Income tax expense	(12.6)	(8.5)	(9.5)	(9.9)	(13.4)	(10.3)	(12.1)	(10.9)

Net income	22.9	12.5	14.5	13.9	18.7	8.5	7.1	11.5

Pro forma excluding amortization of intangibles incurred in business combinations:(1)
Operating income	37.2	22.1	25.7	23.4	36.0	27.0	26.6	27.0
Net income	23.7	13.8	15.7	15.6	24.3	15.9	17.5	18.1

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

     Revenue for the fourth, third, second and first quarters of 2002 respectively, represented 29.0%, 22.7%, 24.7% and 23.6% of total revenue for 2002 compared with our revenue for the fourth, third, second and first quarters of 2001 which represented respectively 30.2%, 24.0%, 23.7% and 22.1% of our total revenue for that year.

      Quarterly operating results varied significantly and are likely to vary significantly in the future, depending on factors such as foreign currency exchange rates; the number, timing and significance of product enhancements or new products by us or our competitors; our ability to develop, introduce, and market new and enhanced versions of our products; customer order deferrals in anticipation of new or enhanced products; the timing of revenue recognition under our marketing and sales agreement with IBM; general conditions in the product lifecycle management software market, computer industries and regional economies; and other factors and events. A significant portion of sales typically occurs in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays, or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in operating results.

      As is typical in the product lifecycle management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

B.     Liquidity and Capital Resources.

      Since 1994, our principal source of liquidity has been cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and, since 1997, the financing of business acquisitions.

      Cash equivalents and short-term investments totaled €388.4 million as of December 31, 2002, compared with €369.2 million and €274.2 million as of December 31, 2001, and December 31, 2000, respectively. The 2002 increase reflects net cash provided by operating activities. During 2002, cash provided by operating activities amounted to €142.8 million compared with €159.2 million during 2001. €76 million of this cash was used for investments, acquisitions and loans, including the convertible loans to RAND Worldwide (€20 million at the average rate of exchange for 2002), the purchase of the remaining minority interests in SmarTeam (€13.8 million) and, with regard to ImpactXoft, a loan of €5.3 million and an equity investment of €10.6 million. Cash from investment activities included €10.1 million from the sale of Revit. Dividends paid in 2002 totaled €37.6 million, compared with €35.1 million in 2001.

      In April 2002, we signed an agreement with RAND A Technology Corporation, operating as RAND Worldwide, to significantly expand the development of the marketing, sales and services infrastructure required to support our PLM solutions. Under the terms of this agreement, we granted two 10-year convertible loans, aggregating €20 million, to RAND Worldwide (€19 million at the December 31, 2002 year-end exchange rate), one-third of which may be converted at our option into common shares of RAND Worldwide and two-thirds of which may be converted at RAND Worldwide’s discretion. RAND Worldwide has the right to increase the loans to $25 million in the aggregate, subject to meeting certain contractual conditions; if the loans are increased to $25 million in the aggregate, the options to convert the loans into shares of RAND Worldwide would be shared 50-50 by RAND Worldwide and by us. Under the terms of this financing, Dassault Systèmes’ equity position in RAND Worldwide would represent no more than 19.9% of the shares outstanding.

      In September 2002, we invested €10.6 million in ImpactXoft, corresponding to an equity position of 15%. In addition, we granted a €5.3 million loan to the company. ImpactXoft is a private, venture-funded software company, which has developed a revolutionary functional modeling technology offered as a stand-alone product, as well as to be integrated into our portfolio of PLM solutions.

      In 2002, we instituted a buyback plan for SolidWorks shares held by SolidWorks’ employees, resulting from the exercise of employee stock options. Based on the current price per share and assumptions about the holding period, we estimate that the potential future cash outlay for the multi-year buyback plan would be €27.6 million. See Note O to our consolidated financial statements.

      Under the marketing and sales agreement with IBM, IBM is required to pay us a cash settlement one month after it records its licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period. Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date.

      We have no significant capital expenditure requirements, no financial indebtedness other than financial leases relating to our offices, and no lines of credit. Management believes that currently available sources of liquidity will provide sufficient resources for its operations for the foreseeable future.

C.     Research and Development, Patents and Licenses.

Research and Development

      We believe that research and development is the most important element of our success. We operate research laboratories in France, the United States, Canada, Germany, Israel and India. The table below sets forth information with respect to our research and development expenses for 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

Expenses (in millions)	€221.6	€209.2	€169.8
As a percentage of total revenue(1)	28.7%	28.0%	26.8%
Research and development personnel (at period end)	1,907	1,796	1,571

(1)	Due to the distribution of our products through IBM, our percentage of various expenses, including research and development expenses, and other line items to revenue may not be comparable to such percentages for our competitors. See the discussion under “Item 5A: Operating Results — Overview” and “— Results of Operations”.

     In 2002, research and development expenses amounted to €221.6 million, an increase of 5.9% compared to 2001. Research and development investments have been devoted principally to accelerating the development of CATIA, DELMIA and ENOVIA product lifecycle management applications on the V5 architecture, the ongoing improvement of our existing product range and providing 3D technologies and components.

      Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. For a discussion of the variation in research and development expenses between the periods indicated, see the discussion under “— Operating Results — 2002 versus 2001 — Consolidated Information — Research and Development Expenses” and “— 2001 versus 2000 — Consolidated Information — Research and Development Expenses”, above.

Intellectual Property

      We rely on a combination of contracts, copyrights, trade secret laws and patents to establish and protect our proprietary rights in our technology. We distribute our products under software licenses, which grant customers licenses to, rather than ownership of, our products and which contain various provisions protecting our ownership and confidentiality of the licensed technology.

      The source code of our products is protected as a trade secret and as an unpublished copyright work and in certain instances with a patent. However, no assurance can be given that others will not copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright, trade secret and patent protection or enforcement may be unavailable or limited in certain countries.

      We believe that, due to the rapid technological advances within the industry, factors such as the technological and creative skills of our personnel are more important to establishing and maintaining a technology leadership position within the industry than are the various legal protections of the technology.

      With regard to trademarks, our policy is to register trademarks for our main lines of products, in the countries where we do business. Such registrations are a combination of international registration (Madrid Agreement and Madrid Protocole), Community trademarks and national registrations. When companies are acquired, a review and an assessment is made on the main trademarks, and when necessary, additional applications for registrations are made in order to have coverage of such trademarks equivalent to that of our other main trademarks. See “Item 3D: Risk Factors — Risks Related to Our Business”.

      With regard to patents, we generally file patent applications in Europe, the United States, Canada and Japan, regions where the majority of our customers and competitors are located. Our portfolio includes 19 patents already granted (7 were granted in 2002) and approximately 35 patent applications filed in each of the above-mentioned areas (that is, nearly 140 applications pending).

D.     Trend Information.

Recent Developments

      Total revenue in the first quarter of 2003 was €169.4 million, a decrease of 7% compared to €182.5 million in the first quarter of 2002. On a constant currency basis, total revenue increased 1% in the first quarter of 2003. Software revenue was €145.1 million in the first quarter of 2003 and represented 86% of total revenue. In comparison to the year-ago quarter, software revenue decreased 9%, or 1% on a constant currency basis. Recurring software revenue continued to be an important component of software revenue and represented 55% of total software revenue in the first quarter of 2003, compared to 49% in the first quarter of 2002. Seats licensed in the quarter totaled 12,917 with 6,874 CATIA and 6,043 SolidWorks seats. In the year-ago quarter, 14,199 seats were licensed, comprised of 8,324 CATIA and 5,875 SolidWorks seats. Service and other revenue increased 5% to €24.3 million and represented 14% of total revenue.

      Net income was €22.3 million or €0.20 per diluted share in the first quarter of 2003, compared to €25.3 million or €0.21 per diluted share in the first quarter of 2002, representing a per share decrease of 5%. Excluding the amortization of acquired technology, our net income was €24.2 million or €0.21 per diluted share in the first quarter of 2003, a 13% decrease on a per share basis compared to €28.5 million or €0.24 per diluted share in the 2002 first quarter.

      At March 31, 2003, cash and short-term investments totaled €459.6 million.

Outlook

      In 2003, we will continue to build our strategy around our two axes: “PLM” and “3D for all”.

      Our CATIA, DELMIA, ENOVIA and SMARTEAM brands are our solutions for PLM. In this market, we have two releases planned for 2003 including V5R11, which was released in April of 2003. From a technology perspective, we are looking to extend our PLM integration, to offer new functionality based upon knowledgeware and collaboration, as well as to introduce further technological advances in such areas as modeling and simulation, for example. We believe these new releases are designed to further enhance the success of large deployments and position us better to penetrate the automotive and aerospace supply chains. In order to better enhance our PLM penetration, we have decided to make further investments in the development of best practices methodologies that are designed to strengthen our service offerings for our target industrial sectors.

      Due to the V5 platform and the partnerships that the V5 platform make possible, we will continue to provide product and data management solutions for end-users to optimize the creation, manufacturing and maintenance processes for their industrial products, as well as a development environment and software components that meet the needs of our technology partners and many software providers. Industries willing to implement a PLM solution will then benefit from a broad and fully integrated software offer, as it is developed on the V5 platform.

      In addition to the fact that 3D representation has become an important communication tool in the PLM market, we are also focused on addressing the Design-centric market for customers who wish to also design their products in 3D. We address this market with our SolidWorks brand. In the Design-centric market, SolidWorks has one new release planned for 2003.

      Based upon our results for the first quarter and information currently available, our revenue objective for 2003 on a constant currency basis is to target similar growth to the 7% (in constant currencies) achieved in 2002. Assuming a U.S. dollar to euro exchange rate of $1.10 per €1.00, our actual revenue would be expected to be similar to or slightly higher than the €774 million reported in 2002. Our earnings per share (“EPS”) objective for 2003 is approximately €1.18, or 8% growth compared to our 2002 EPS of €1.09. Excluding the amortization of acquired technology, our EPS objective for 2003 is €1.25, a 7% increase compared to our 2002 EPS of €1.17 excluding the amortization of acquired technology. We believe that our operating margin in 2003 could see an improvement of up to one percentage point compared to 2002.

      Management believes that we are well positioned to gain market share in our principal markets due to the competitive strengths of our products, technology and the growth of our extended enterprise network. Our financial results will remain subject to any further weakening of general economic conditions as well as currency fluctuations. See “Item 3D: Risk Factors — Risks Related to Our Business — Current economic, political and business conditions may lead to the continuation of the significant slowdown or reduction in corporate spending on information technology infrastructure...” and “— Currency fluctuations may significantly affect our results of operations...”.

      Management’s beliefs and expectations set forth in the preceding paragraphs constitute forward-looking statements subject to risks and uncertainties. These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or expected. Factors which could cause actual results to differ include a continuing general economic decline and/or a further reduction in the level of corporate investment in information technology infrastructure; currency fluctuations, particularly the value of the dollar or yen with respect to the euro; unanticipated difficulties in our relationship with IBM as the principal distributor of our products; growth in market share by our competitors; and other factors, all as set forth under “Item 3D: Risk Factors”.

Item 6: Directors, Senior Management and Employees.

A.     Directors and Senior Management.

      In accordance with our statuts and French company law, our affairs are managed by our board of directors and our Chief Executive Officer (Directeur Général). As permitted under French law and as provided for in our statuts, the functions of Chairman of the board of directors and of Chief Executive Officer have been separated between two different persons by decision of the board of directors.

Directors

      Our board of directors determines our business strategies and oversees their implementation. Under French law, the board of directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general shareholders’ meeting to approve such accounts. In addition, the board of directors must give prior authorization for any security, pledge or guarantee by the Company. Under French law and our statuts, directors are liable for violation of French legal or regulatory requirements applicable to sociétés anonymes, for the violation of our statuts or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

      Our statuts provide that, generally, the board of directors must consist of three to fifteen directors at any time. Only the shareholders can increase the size of the board of directors. Members of the board are elected by the shareholders at an ordinary general shareholders’ meeting to serve six-year terms and may be re-elected for consecutive terms. Directors serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill its vacancies until the subsequent shareholders’ meeting. At no time may the number of directors exceeding the age of 70 years constitute more than one-half of the board of directors. The Chairman may not be more than 75 years old.

      The following table sets forth the names and birth dates of our current directors, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their current terms.

			Director	Term
Name	Date of Birth	Principal Occupation or Employment	Since	Expires

Charles Edelstenne*	January 9, 1938	Chairman of Dassault Systèmes. Chairman and Chief Executive Officer of Dassault Aviation. Director of the following companies: Groupe Industriel Marcel Dassault; Thales Systèmes Aéroportés; Société Anonyme Belge de Constructions Aéronautiques; Sogitec Industries; European Aerosystems Ltd; and Dassault Réassurance. Chairman of Dassault Falcon-Jet Corporation; and Dassault International, Inc.	1993	2005
Paul Brown***	July 14, 1950	Chairman of the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University.	2000	2005
Bernard Charlès*	March 30, 1957	President and Chief Executive Officer of Dassault Systèmes. Chairman of the following companies: Dassault Data Services; Delmia Corp.; Enovia Corporation.; and SolidWorks Corporation. Director of the following companies: Dassault Systemes Corp.; Dassault Systemes K.K.; SmarTeam Corporation Ltd.; and Business Objects.	1993	2005
Laurent Dassault	July 7, 1953	Chairman of the following companies: Dassault Belgique Aviation, Midway Aircraft Company, Dassault Falcon Jet do Brazil. Director of the following companies: Groupe Industriel Marcel Dassault; Sogitec Industries; Power Corporation du Canada; Pechel Industries; Generali France; Kudelski SA; Banque Privée Edmond de Rothschild Luxembourg; Compagnie Nationale à Portefeuille; Terramaris; Fingen SA; BSS Investment SA; Dassault Procurement Services; NAFCO — National Aerospace Stener Company; Chenfeng Machinery; Aero Precision Repair and Overhaul Company — “A-pro”. Directeur Général Délégué of Immobilière Dassault. General Manager of the following companies: Dassault Investissements and Château Dassault. Member of the Supervisory Board of Eurazeo. Member of the Advisory Board of Syntek Capital SA. Member of the Advisory Committee of Power Private Equity Fund. President of the following companies: Dassault Investment Fund Inc. and Vina Totihue SA.	1993	2005

			Director	Term
Name	Date of Birth	Principal Occupation or Employment	Since	Expires

Christian Decaix	January 5, 1937	Executive Vice President Social and Industrial Operations of Dassault Aviation. Director of the following companies: Sogitec Industries; Dassault Falcon Jet Corporation; Dassault Réassurance; and EuropeanAerosystems Ltd.	1993	2005
Bernard Dufau**	April 24, 1941	Strategic counsel and general manager of B. Dufau Conseil. Director of France Telecom	2001	2007
André Kudelski**	May 25, 1960	President and Chief Executive Officer of the Kudelski group. Chairman of Nagra +. Director of the following companies: Nestlé; Edipresse; and Swiss Airlines Ltd. Member of the “Swiss Advisory Board” of Crédit Suisse.	2001	2007
Loïk Segalen	March 27, 1960	Vice President Economic and Financial Affairs of Dassault Aviation. Chairman and Chief Executive Officer of Dassault Assurances Courtage. Chairman of Dassault Réassurance. Director of the following companies: Dassault Belgique Aviation; Paris Le Bourget Parc des Expositions; and Midway Aircraft Instrument Corporation. General Manager of Dassault Aéro Service. Permanent Representative of Dassault Aviation to the board of directors of Corse Composites Aéronautiques.	1993	2005
Thibault de Tersant*	July 22, 1957	Executive Vice President Finance and Legal and Chief Financial Officer of Dassault Systèmes. Director of the following companies: SolidWorks Corporation, Delmia Corp.; Dassault Systemes Corp.; Enovia Corp.; and SmarTeam Corporation Ltd;	1993	2005

*	Member of the Ad-hoc Committee.
**	Member of the Audit Committee.
***	Audit Committee Financial Expert.

     Meetings of the board of directors are normally convened by the Chairman of the board of directors and are to be held as often as required in the corporate interest. A quorum consists of at least one-half of the members of the board of directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the board of directors. A director may not vote on an arrangement or contract in which he or she is materially interested; if he or she does vote, the decision will be void. Our statuts permit any director to attend, participate in and vote at any meeting by videoconference for certain decisions as provided by French law.

      Our directors have not entered into any service contracts with our company or any of its subsidiaries providing for benefits upon termination of employment. Each director must own at least one of our shares throughout his term in office.

      Audit Committee. The Audit Committee was established in 1996 to assist our board of directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, and our compliance with legal and regulatory requirements. Since September 2002, the Audit Committee has been fully comprised of independent directors.

      On March 27, 2003, the board of directors revised the Audit Committee charter to comply with the new requirements under the United States Sarbanes-Oxley Act of 2002. In accordance with the new charter, the primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the board of directors and report the results of its activities to the board. The Audit Committee assesses the independence of the external auditors of our financial statements and recommends to the board of directors their appointment and termination (subject to shareholder ratification under French law). In connection with this process, the Audit Committee recommends the external auditors’ compensation and discusses with them the scope of the audit, has the authority to pre-approve all audit-related and non-audit related services provided by the independent auditors, and discusses with the independent auditors all critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before it gives its report to the board of directors.

      The Audit Committee also supervises our internal audit and discusses with management, the internal auditors, and the independent auditors the adequacy and effectiveness of our accounting and financial controls, including our policies and procedures to assess, monitor and manage business and financial risk. At the end of each year, the committee reviews management’s assessment of the effectiveness of internal controls and the independent auditors’ report on management’s assessment. The Audit Committee met twice in 2002.

      Ad-hoc Committee. The Ad-hoc Committee was established in 1996 to assist the board of directors by preparing and submitting to the board proposals regarding the creation and elements of stock option plans available to our employees.

Director Biographies

      Charles Edelstenne founded Dassault Systèmes in 1981 and was our Managing Director until we were transformed into a sociéte anonyme in 1993. From 1993 to 2002, Mr. Edelstenne was our Chairman and Chief Executive Officer. He is still our Chairman. Mr. Edelstenne also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment.” Mr. Edelstenne devotes the majority of his time to his duties at Dassault Aviation.

      Bernard Charlès has been our Chief Executive Officer since 2002, our President since 1995 and one of our directors since 1993. Mr. Charlès also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment.” Prior to becoming our President, Mr. Charlès served as our President of Research and Development from 1988 to 1995 and as President of Research and Strategy from 1985 to 1988.

      Thibault de Tersant has been our Executive Vice President Finance and Legal and Chief Financial Officer since 1988 and one of our directors since 1993. Mr. de Tersant also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment.” Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International.

      Paul Brown has been a certified public accountant in Pennsylvania since 1974. He is a professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University as well as the Chair of the department since 1997. He has also worked at the Yale School of Management, the INSEAD and the International University of Japan. Mr. Brown has also worked for Arthur Andersen & Co. and for the Financial Accounting Standards Boards (FASB). He is also a consultant for numerous financial enterprises.

      Laurent Dassault joined the Groupe Industriel Marcel Dassault in 1992 and serves as executive or director in its French and foreign subsidiaries. Mr. Dassault is the Chairman and Chief Executive Officer and Managing Director (“Directeur Général Délégué”) of Immobilière Dassault. Prior to holding these positions, Mr. Dassault participated in the purchase by Paribas, in 1990, of Banque Parisienne Internationale and worked at Banque Vernes and at Banque Industrielle et Commerciale du Marais between 1977 and 1992.

      Christian Decaix has been Executive Vice President Social and Industrial Operations of Dassault Aviation since 1998. From 1992 to 1998, Mr. Decaix was the Executive Vice President of Industrial

Operations of Dassault Aviation. Mr. Decaix first joined Dassault Aviation in 1962 and served as an engineer (“Ingénieur d’Études”).

      Bernard Dufau has been strategic counsel at B. Dufau Conseil since 2001. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France from 1996 to 2001 and Chairman of the Management Board of IBM France from 1995 to 1996. He was Managing Director of the Distribution Division of IBM Europe in 1994, Chief Operating Officer of IBM France from 1992 to 1994, Sales Director of IBM France from 1989 to 1992. In the past years, he has also served as Marketing Director of IBM France, Director of Support and Services Strategy of IBM Europe, Director of Development and Information Technology of IBM France, and Marketing Manager of the Public sector and Insurance of IBM France. Mr. Dufau first joined IBM France in 1966 and served as Head of Division and Director of the Northern region of IBM France.

      André Kudelski has been President and Chief Executive Officer of the Kudelski Group since 1991, and Chairman of Nagra +, a joint-venture of Kudelski SA and Canal + since 1992. Mr. Kudelski was Managing Director of Nagravision, the pay-TV division of Kudelski SA from 1989 to 1990 and Product Manager for pay-TV products, Kudelski SA. He first joined Kudelski SA in 1984 as a research and development engineer.

      Loïk Segalen has been Vice President of Economic and Financial Affairs of Dassault Aviation since 1999. Mr. Segalen was Deputy Manager to the Vice President of Economic and Financial Affairs of Dassault Aviation from 1998 to 1999, and Financial Advisor to the Vice President of Economic and Financial Affairs of Dassault Aviation from 1990 to 1998. Prior to serving in these positions, Mr. Segalen served as an executive in the Finance Division at Dassault International.

Executive Officers

      The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the board of directors or shareholders by law or by our statuts, and are subject to prior authorization of the board of directors or the general shareholders’ meeting for the decisions specified by French law.

      The Chief Executive officer is elected by the board of directors and may be removed by the board of directors at any time. According to our statuts, the Chief Executive Officer (Directeur Général) may not be more than 65 years old.

      The following table sets forth the names and birth dates of our executive officers and their current positions with us:

Name	Date of Birth	Position

Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President & Chief Executive Officer
Thibault de Tersant	July 22, 1957	Executive Vice President Finance and Legal and Chief Financial Officer
Etienne Droit	September 3, 1959	Executive Vice President Sales and Services
Bruno Latchague	January 28, 1957	Executive Vice President Development and Support
Dominique Florack	June 26, 1959	Executive Vice President Strategy and Research
Philippe Forestier	May 16, 1950	Executive Vice President Alliances, Marketing and Communication
John Mc Eleney	April 29, 1962	Chief Executive Officer of SolidWorks
Joel Lemke	January 12, 1956	Chief Executive Officer of Enovia and General Manager PLM Americas

Executive Officer Biographies

      Etienne Droit has been our Executive Vice President Sales and Services since 2003. Mr. Droit served as our Executive Vice President Sales and Marketing for the Digital Enterprise from 2000 to 2002 and our Executive Vice President Sales and Marketing from 1995 to 1999. He also served as our Director of Applications Development Division from 1991 to 1995, as Manager of the Strategy Department from 1987 to 1991 and as a member of our CATIA Development Team from 1986 to 1987.

      Bruno Latchague has been our Executive Vice President Development and Support since 2000. Mr. Latchague served as our Executive Vice President Research and Development, Architecture and Modeling Technology from 1995 to 1999. He also served as our Director of CATIA Products Infrastructure from 1990 to 1995, as our Senior Manager CATIA Software Infrastructure from 1988 to 1990 and as our Manager CATIA Software Infrastructure from 1987 to 1988. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

      Dominique Florack has been our Executive Vice President Strategy and Research since 2000. Mr. Florack served as our Executive Vice President Research and Development, Strategy and Mechanical Design from 1995 to 1999. He also served as our Director of Mechanical CAD from 1994 to 1995 and as Director of Strategy and Research from 1990 to 1993.

      Philippe Forestier has been our Executive Vice President Alliances, Marketing and Communication from 2003. Mr. Forestier served as our Executive Vice President Sales and Marketing for the Small and Medium Enterprises (SME) from 2000 to 2002. Living in the United States from 1995 to 2001, Mr. Forestier served as Executive Vice President Americas Market Development from 1995 to 1999. He also served as General Manager of Dassault Systemes of America from 1996 to 1998, our Director of Worldwide CATIA/ CADAM Marketing and Services from 1993 to 1995 and as our Director of Industrialization and Customer Support from 1988 to 1993. From 1984 to 1988, Mr. Forestier was in charge of implementing marketing and technical support for our products and from 1981 to 1984, was responsible for development of the CATIA geometric modeler.

      John McEleney has been the Chief Executive Officer of SolidWorks since 2001. Mr. McEleney has been with SolidWorks since 1996 and has served in several roles, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks five years ago, Mr. Mc Eleney held several senior management positions at Computervision.

      Joel Lemke has been the Chief Executive Officer of Enovia since its creation in 1998 and our General Manager PLM Americas since 2003. Prior to 1998, Mr. Lemke served at IBM for 19 years, notably as a General Director of the Industrial Solutions Division of IBM. During the nineteen years of his work for IBM, Mr. Lemke was responsible for strategy, product development, service, marketing and sales of materials and software.

Financial and Contractual Relations Between Our Company and its Directors and Executive Officers

      The French Commercial Code (Code de Commerce) strictly forbids loans by a company (société anonyme) to its directors. No company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to the Chief Executive Officer (Directeur Général), permanent representatives of companies on the board of directors, spouses or heirs of such persons and other intermediaries.

      The French Commercial Code and our statuts require any director, the Chief Executive Officer (Directeur Général) and any shareholder who holds more than 5% of the voting rights of our shares, or if a corporate shareholder, the company controlling it, that is considering entering into an agreement with the company, either directly or indirectly, personally or through an intermediary, to inform the company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors, and the director or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary shareholders’ meeting for approval once entered into, upon presentation of a special report from the company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the company or that of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors, who has the responsibility of communicating the list and the purpose of such agreements to the board of directors and to the statutory auditors.

B.     Compensation.

      In consideration for their services on the board, directors are entitled to receive director’s fees (“jetons de présence”). The total annual amount of director’s fees is fixed by the general shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration as a director. If he or she does vote, the decision will be void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence for their services to our company as provided for in our statuts. This additional remuneration is determined by the board of directors and in this instance, the Chairman and/or Chief Executive Officer is permitted to vote on a resolution concerning his or her remuneration.

      The aggregate amount of compensation paid by us and our subsidiaries to our executive officers as a group (9 persons) for services in all capacities in 2002 was €3,131,666. As of December 31, 2002, our executive officers and directors as a group owned stock options to acquire 9,082,883 shares. The options under the 2002-01, 2002-02, 2002-03 and 2002-04 Stock Option Plans are not yet exercisable. See “— Options to Purchase Securities from Registrant or Subsidiaries”, below.

      Our directors are eligible to receive attendance fees for meetings of the board of directors. We paid €80,000 in attendance fees to directors in 2002.

      The table below shows the total amount of compensation (including from bonus and profit-sharing plans) and other benefits granted in euro to each director by us and our subsidiaries during the 2002 fiscal year:

Directors	Salary	Other benefits	Director’s fees

Charles Edelstenne	536,325	—	16,000
Bernard Charlès	813,317	4,666	8,000
Thibault de Tersant	250,058	2,702	8,000
Paul Brown	—	—	8,000
Laurent Dassault	—	—	8,000
Christian Decaix	—	—	8,000
Bernard Dufau	—	—	8,000
André Kudelski	—	—	8,000
Loïk Segalen	—	—	8,000

Options to Purchase Securities from Registrant or Subsidiaries

      Pursuant to four successive authorizations granted by our shareholders at shareholders’ meetings held on April 15, 1996, on June 6, 1997, on January 26, 1998 and on May 28, 2002, the board of directors implemented fourteen stock option plans for the benefit of certain of our executive officers and employees. The exercise price of stock options granted pursuant to the fourteen plans together, was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options. The exercise price has always been equal to the highest of the following three values: (1) the average share price, without a reduction, of the 20 trading days preceding the grant date of the stock options; (2) the closing share price the trading day before the grant date of the stock options; and (3) the opening share price on the grant date of the stock options.

      The following table provides certain information on our stock options plans as of March 31, 2003 (taking into account the stock split of October 14, 1997).

Stock option
plan	1996	1997	1998-1		1998-2	1998-3		1998-4	1998-5

Meeting date of Board	June 28, 1996	Dec. 15, 1997	Jan. 28, 1998		Nov. 9, 1998	Nov. 9, 1998		Sept. 15, 1999	Sept. 15, 1999
Shareholders Meeting Dates	April 15, 1996	June 6, 1997	Jan. 26, 1998		Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	Jan. 26, 1998
Number of options granted	1,027,780(1)	1,031,840	750,000		2,468,730	354,750		3,297,000	320,000
— to directors	167,000	175,400	0		1,042,850	0		1,845,750	0
— to the top 10 beneficiary employees	230,000	411,600	706,000		838,000	126,000		844,000	103,500
Maximum number of shares	1,027,780	1,031,840	750,000		2,468,730	354,750		3,297,000	320,000
Number of beneficiaries	916	362	26		1,018	296		556	290
Exercise price per option in euro	9	25.92	26.37		29.58	29.58		37	37
Exercise first date	June 28, 1996	Dec. 15, 1999	Jan. 28, 1998		Nov. 9, 2000	Nov. 9, 1998		Sept. 15, 2001	Sept. 15, 1999
Exercise last date	June 27, 2006	Dec. 14, 2007	Jan. 27, 2008(a	)	Nov. 8, 2008	Nov. 8, 2008(b	)	Sept. 14, 2009	Sept. 14, 2009(c )
Number of options exercised 1996-2001	780,656(2)	43,622	599,700		20,184	112,457		1,600	59,075
Number of options exercised in 2002	25,410(3)	32,622	25,000		13,910	8,025		11,900	7,052
Number of options cancelled 1996-2001	29,960	17,004	0		44,552	0		33,940	0
Number of options cancelled in 2002	0	7,942	0		8,238	0		10,700	0
Number of options outstanding as of December 31, 2002	191,754	930,650	125,300		2,381,846	234,268		3,238,860	253,873
Number of options exercised during 2003 Q1	130	0	0		0	0		0	0
Number of options cancelled during 2003 Q1	0	0	0		300	0		0	0
Number of outstanding options as of March 31, 2003	191,624	930,650	125,300		2,381,546	234,268		3,238,860	253,873

[Additional columns below]

[Continued from above table, first column(s) repeated]

Stock option
plan	1998-8	1998-9	1998-10	1998-11		1998-12	2002-01	2002-02	Total

Meeting date of Board	March 29, 2001	March 29, 2001	June 29, 2001	Oct. 5, 2001		Oct. 5, 2001	May 28, 2002	May 28, 2002
Shareholders Meeting Dates	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	May 28, 2002	May 28, 2002
Number of options granted	2,909,600	553,300	138,000	1,387,400		328,650	1,363,563	355,300	16,285,913(h	)
— to directors	1,676,150	0	0	655,000		0	651,403	0	6,213,553
— to the top 10 beneficiary employees	736,000	176,600	116,403	424,100		101,000	454,000	139,000	5,406,203
Maximum number of shares	2,909,600	553,300	138,000	1,387,400		328,650	1,363,563	355,300	2,293,913(h	)
Number of beneficiaries	531	513	44	400		434	378	401
Exercise price per option in euro	52	52	49	35		35	45.50	45.50
Exercise first date	March 29, 2003	March 29, 2001	June 29, 2001	Oct. 5, 2002		Oct. 5, 2002	May 28, 2003	May 28, 2003
Exercise last date	March 28, 2011	March 28, 2011(d )	June 28, 2011(e )	Oct. 4, 2011(f	)	Oct. 4, 2011(g )	May 27, 2012	May 27, 2012
Number of options exercised 1996-2001	—	0	0	—		—	—	—	1,617,294
Number of options exercised in 2002	—	650	101	0		0	—	—	124,670
Number of options cancelled 1996-2001	4,400	0	0	200		0	—	—	130,056
Number of options cancelled in 2002	13,960	0	0	4,600		0	3,569	0	49,009
Number of options outstanding as of December 31, 2002	2,891,240	552,650	137,899	1,382,600		328,650	1,359,994	355,300	14,364,884
Number of options exercised during 2003 Q1	0	0	0	0		0	0	0	130
Number of options cancelled during 2003 Q1	0	0	0	0		0	0	0	300
Number of outstanding options as of March 31, 2003	2,891,240	552,650	137,899	1,382,600		328,650	1,359,994	355,300	14,364,454

(1)	including 946,680 to employees of Dassault Systèmes and Dassault Systemes K.K. (“DSKK”) and 81,100 to employees of Dassault Systemes of America Corp. (“DSA”).
(2)	including 707,856 by employees of Dassault Systèmes and DSKK and 72,800 by employees of DSA.
(3)	including 24,910 by employees of Dassault Systèmes and DSKK and 500 by employees of DSA.
(a)	of which 475,002 have been exercisable since January 28, 1998, an additional 100,000 exercisable since January 28, 1999, an additional 99,998 exercisable since January 28, 2000, an additional 50,000 exercisable since January 28, 2001 and the balance since January 28, 2002.
(b)	of which 88,687 have been exercisable since November 9, 1998, an additional 88,688 exercisable since November 9, 1999, an additional 88,687 exercisable since November 9, 2000 and the balance since November 9, 2001.
(c)	of which 80,000 have been exercisable since September 15, 1999, an additional 80,000 exercisable since September 15, 2000, an additional 80,000 since September 15, 2001 and the balance since September 15, 2002.
(d)	of which 138,325 have been exercisable since March 29, 2001, an additional 138,325 exercisable since March 29, 2002, and an additional 138,325 exercisable since March 29, 2003.
(e)	of which 34,500 have been exercisable since June 29, 2001, and an additional 34,500 exercisable since June 29, 2002.
(f)	of which 346,850 have been exercisable since October 5, 2002.
(g)	of which 82,162 have been exercisable since October 5, 2002.
(h)	not including stock options granted by the meeting of the board of directors of January 20, 2003, of (i) 3,325,000 stock options, redeemable for a maximum of 3,325,000 shares, for an exercise price of €23.00, to be exercised between January 20, 2004, and January 20, 2013 and (ii) 675,000 stock options, redeemable for a maximum of 675,000 shares, for an exercise price of €23.00, to be exercised between December 31, 2004, and January 20, 2013.

     On July 25, 1997, as part of the SolidWorks acquisition, we issued 9,700,000 shares, 7,321,436 of which were issued to the former SolidWorks shareholders in exchange for 100% of the outstanding capital stock and redeemable convertible preferred stock of SolidWorks, and 2,378,564 of which were issued to SW Securities L.L.C., our wholly-owned subsidiary that holds such shares solely for the purpose of distribution to the holders of stock options under the SolidWorks Corporation 1994 Incentive and Nonqualified Stock Option Plan. Pursuant to the SolidWorks merger, the rights to shares of capital stock of SolidWorks under the stock options and the warrant were converted into rights to receive our shares. The shares held by SW Securities L.L.C. are not outstanding and do not have voting rights, nor are they eligible for dividends until these shares are issued. See Note O to our consolidated financial statements.

      In 2002, 111,007 shares were issued to the SolidWorks holders of stock options and no stock options were cancelled. As of December 31, 2002, SW Securities L.L.C. held 391,410 of our shares. The aggregate exercise price of the outstanding stock options at December 31, 2002 was approximately €731,000. On March 31, 2003, SW Securities L.L.C. held 379,336 of our shares.

      Finally, following the acquisition of SolidWorks in 1997, 2,800,000 stock options giving the right to subscribe to shares of SolidWorks were granted to our current executive officers. At December 31, 2002, our executive officers had exercised 2,000 of the stock options.

      We granted 12,597,683 stock options for our shares to our executive officers between June 28, 1996 and March 31, 2003 as follows: 266,000 stock options granted on June 28, 1996; 321,200 stock options granted on December 15, 1997; 1,842,050 stock options granted on November 9, 1998; 2,619,750 stock options granted on September 15, 1999; 2,932,250 stock options granted on March 29, 2001; 1,055,000 stock options granted on October 5, 2001; 1,071,433 stock options granted on May 28, 2002 and 2,490,000 stock options granted on January 20, 2003. At December 31, 2002, our executive officers (nine persons) had exercised 204,800 stock options pursuant to the June 2, 1996 Plan, 20,000 stock options pursuant to the December 15, 1997 Plan and held a total of 12,372,883 stock options.

      The table below shows the stock options granted by us to each director during the 2002 fiscal year as well as the shares subscribed by each director pursuant to the exercise of stock options during the 2002 fiscal year:

	Number
	of stock		Number of	Price of		Stock
	options	Exercise	shares	the shares	Expiration	option plan
	granted	price	subscribed	subscribed	Date	(number)

Bernard Charlès	526,433	€45.50	—	—	May 27, 2012	2002-01
	—	—	20,000	€9.00	—	1996
Thibault de Tersant	125,000	€45.50			May 27, 2012	2002-01

      The following table shows, on a global basis, (i) the total number and weighted average price of the stock options granted by us to the ten employees who have received the most significant number of stock options during the 2002 fiscal year, and who are not members of the board, and (ii) the total number and weighted average price of the shares subscribed by the ten employees who have exercised the most significant number of stock options during the 2002 fiscal year and who are not members of the board:

		Weighted	Weighted
		average	average
		price of the	price of the
	Total number of	stock	shares	Number of
	stock options	options granted	subscribed	the plans

Stock options granted	593,000	€45.50	—	2002-01
2002-02
Stock options exercised	89,575	—	€28.73	1996
1997
1998-1
1998-2
1998-3
1998-4
1998-5
1998-9

      Other than the stock options granted pursuant to the stock option plans dated June 28, 1996, December 15, 1997, January 28, 1998, November 9, 1998, September 15, 1999, March 29, 2001, June 29, 2001, October 5, 2001, May 28, 2002, and January 20, 2003, we have no other outstanding securities convertible or exchangeable into, or representing the right to acquire, our shares.

C.  Board Practices.

      See “Item 6A: Directors and Senior Management”.

D. Employees.

      At the end of 2002, we had 3,966 employees, up 3.1% over 2001. Of these employees, 1,907 were employed in research and development and product production, 1,755 in marketing, sales and services and 304 in administrative and other functions. Of our total employee base, 1,940 were based in France and 2,026 were based in the United States and other locations.

      The following table shows our employees both by function and geographically for the past three years:

	Year ended December 31,

	2002	2001	2000

Research and Development and Product Production	1,907	1,796	1,571
Marketing, Sales and Services	1,755	1,755	1,413
Administrative and Other Functions	304	297	221

Total	3,966	3,848	3,205

	Year ended December 31,

	2002	2001	2000

France	1,940	1,913	1,721
United States and other locations	2,026	1,935	1,484

Total	3,966	3,848	3,205

E.  Share Ownership.

      See “Item 7A: Major Shareholders” and “Item 6B: Compensation”.

Item 7: Major Shareholders and Related Party Transactions.

A.  Major Shareholders.

      The following table sets forth information with respect to the beneficial ownership of our shares by:

•	each person who is known by us to own beneficially more than 5% of our outstanding shares; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own; and the address of each beneficial owner listed below is c/o Dassault Systèmes, 9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, France.

      The percent of beneficial ownership for each shareholder is based on 120,538,073 shares outstanding as of March 31, 2003.

	Shares
	Beneficially
Name	Owned(1)	Capital %(1)	Voting %

Groupe Industriel Marcel Dassault (“GIMD”)	51,184,857	44.7%	42.5%
French State	17,821,334	15.6%	14.8%
Charles Edelstenne(2)	7,658,007	6.7%	12.7%
All directors and executive officers as a group, excluding Charles Edelstenne (14 persons)(3)	44,829	0.0%	0.0
SW Securities L.L.C.(4)	379,336	0.3%	—
Dassault Systèmes	1,375,201	1.2%	—

Public	36,107,407	31.5	30.0

Total	114,570,971	100.00%	100.00%

(1)	Such numbers and percentages do not take into account (i) 191,624 shares reserved for issuance under the 1996 Stock Option Plan as of March 31, 2003, (ii) 930,650 shares reserved for issuance under the 1997 Stock Option Plan as of March 31, 2003, (iii) 125,300 shares reserved for issuance under the 1998-1 Stock Option Plan as of March 31, 2003, (iv) 2,381,546 shares reserved for issuance under the 1998-2 Stock Option Plan as of March 31, 2003, (v) 234,268 shares reserved for issuance under the 1998-3 Stock Option Plan as of March 31, 2003, (vi) 3,238,860 shares reserved for issuance under the 1998-4 Stock Option Plan as of March 31, 2003, (vii) 253,873 shares reserved for issuance under the 1998-5 Stock Option Plan as of March 31, 2003, (viii) 2,891,240 shares reserved for issuance under the 1998-8 Stock Option Plan as of March 31, 2003, (ix) 552,650 shares reserved for issuance under the 1998-9 Stock option Plan as of March 31, 2003, (x) 137,899 shares reserved for issuance under the 1998-10 Stock Option Plan as of March 31, 2003, (xi) 1,382,600 shares reserved for issuance under the 1998-11 Stock Option Plan as of March 31, 2003, (xii) 328,650 shares reserved for issuance under the 1998-12 Stock Option Plan as of March 31, 2003, (xiii) 1,359,994 shares reserved for issuance under the 2002-01 Stock Option Plan as of March 31, 2003, (xiv) 355,300 shares reserved for issuance under the 2002-02 Stock Option Plan as of March 31, 2003, (xv) 3,325,000 shares reserved for issuance under the 2002-03 Stock Option Plan as of March 31, 2003, (xvi) 675,000 shares reserved for issuance under the 2002-04 Stock Option Plan as of March 31, 2003 or (xvii) 379,336 issued but not outstanding shares held by SW Securities L.L.C., our wholly-owned subsidiary, as of March 31, 2003 solely for distribution to holders of stock options under the 1994 SolidWorks Stock Option Plan.
(2)	Sole beneficial owner of 7,656,465 shares and has voting and dispositive powers with respect to 1,542 shares held in trust for the benefit of his family.
(3)	Excluding Charles Edelstenne, none of our directors or executive officers beneficially owns more than 1% of our outstanding shares.
(4)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.

     To our knowledge, as of March 31, 2003, (i) the proportion of our outstanding shares held in the United States was approximately 0.80% and (ii) the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 101.

Changes in Principal Shareholders Over the Past Three Fiscal Years

      The main changes in stock ownership have been a significant increase in the percentage of ownership of GIMD in 2001, resulting from our merger with Dassault Participation, of which GIMD was a 49.93% shareholder before the operation. As a result of this combination, Dassault Participation as an entity is no longer a shareholder and the French State became a shareholder in our company.

      The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years.

	At December 31, 2002			At December 31, 2001			At December 31, 2000

	Number of	Capital	Voting	Number of	Capital	Voting	Number of	Capital	Voting
	shares	%	%	shares	%	%	shares	%	%

Dassault Participation	—	—	—	—	—	—	38,925,368	34.2%	34.4%
Groupe Industriel Marcel Dassault	51,184,857	44.7%	42.0%	50,763,496	44.3%	44.6%	29,767,870	26.1%	26.3%
French State	17,821,334	15.6%	14.6%	17,821,334	15.6%	15.6%	—	—	—
Charles Edelstenne(1)	7,657,884	6.7%	12.5%	7,632,884	6.7%	6.7%	7,632,790	6.7%	6.7%
SW Securities L.L.C.(2) (3)	391,410	0.3%	—	502,417	0.4%	0.0%	607,767	0.5%	0.0%
Dassault Systèmes(3)	—	—	—	29,033	0.0%	0.0%	—	—	—
Public	37,470,527	32.7%	30.9%	37,143,961	32.6%	32.7%	36,529,098	32.1%	32.2%
All directors and executive officers as a group (4)	44,829	0.0%	0.0%	482,079	0.4%	0.4%	464,070	0.4%	0.4%

Total	114,570,841	100.0%	100.0%	114,475,204	100.0%	100.0%	113,926,963	100.0%	100.0%

(1)	Sole beneficial owner of 7,656,342 Shares at December 31, 2002 and 7,631,342 Shares at December 31, 2001 and 7,631,248 Shares at December 31, 2000, and has voting and dispositive powers with respect to 1,542 Shares held in trust for the benefit of his family.
(2)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds issued but not outstanding shares solely for distribution to holders of stock options under the 1994 SolidWorks Stock option Plan.
(3)	Shares owned by SW Securities L.L.C in 2002, 2001 and 2000 and shares owned by Dassault Systèmes in 2001 are the only shares that are not outstanding.
(4)	Excluding Charles Edelstenne.

B. Related Party Transactions.

      We license our products to Dassault Aviation, one of our former direct shareholders whose president is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded licensing revenue from Dassault Aviation of €6,109,000, €3,916,000 and €3,735,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      We also provide services and support to Dassault Aviation. This activity generated revenues of €6,169,000, €7,303,000 and €5,664,000 in the years ended December 2002, 2001 and 2000, respectively.

      Within the Dassault Systèmes Group, certain intragroup transactions occur on a regular basis and at market conditions. The companies which develop software products and technologies regularly license them to other companies in the Group either as software components for their own products, or for further licensing to customers and distributors. On occasion, loans from companies in the Group with a positive cash position may be made to companies with a negative cash position.

      In order to ensure that adequate operating funds are available to the different members of the Dassault Systèmes group, intra-group loans are regularly provided. Most loans are made by Dassault Systèmes S.A., as well as by Dassault Systèmes Corp. and SolidWorks Corp. for U.S. dollar loans. Most loans do not exceed approximately $10 million, although several loans during the past year were in the range of $20 million to $25 million, with one loan amounting to $35 million. Interest is typically charged at market rates. All of these loans, and the related interest, have been eliminated in the consolidated financial statements of the Company.

C. Interests of Experts and Counsel.

      Not applicable.

Item 8: Financial Information.

A. Consolidated Statements and Other Financial Information.

      See “Item 18: Financial Statements” for a list of financial statements contained in this report.

Legal Proceedings

      We are involved in litigation from time to time in the ordinary course of business. We believe that there is no outstanding or threatened litigation or arbitration which has recently had or is likely to have, a significant impact on our financial standing, our activities, our results or, potentially, the Dassault Systèmes Group.

Dividend Policy

      We have paid dividends in each year since 1986. The payment and amount of dividends depend on our earnings and financial condition and such other factors as the board of directors deems relevant. Dividends are subject to recommendation by the board of directors and a vote by the shareholders at the ordinary general shareholders’ meeting. Dividends are paid in euro.

      Our dividends in respect of 2000 and 2001 were equal to approximately 26% of our net income, and our 2002 dividend, if approved by the general shareholders’ meeting to be held on May 28, 2003, would be equal to 28% of net income. Future dividends will depend on our earnings, financial condition and other factors.

      Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment (net of withholding tax) representing all or part of the French avoir fiscal, or tax credit, under conditions provided for in the relevant treaty and under French law. See “Item 10E: Taxation — French Taxation — Taxation of Dividends”. Prospective purchasers of ADSs or shares should consult their own advisers with respect to the tax consequences of an investment in ADSs or shares.

      The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and the amount of dividends paid per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared in respect of a given year are paid in the following year.

		Dividend per
		Share
Year to which	Shares Outstanding	Excluding avoir		Dividend per Share
Dividend Relates(1)	at Year End(2)	fiscal(2)(3)		Including avoir fiscal(2)(3)

1997	110,930,227	FF 1.15	$0.19	FF 1.725	$0.28
1998	111,863,091	FF 1.45	$0.23	FF 2.175(5) or FF 2.1025(6)	$0.34 or $0.33
1999	112,392,052	FF 1.75	$0.25	FF 2.625(5) or FF 2.45(6)	$0.38 or $0.36
2000	113,339,585	€0.31	$0.27	€0.465(5) or €0.3875(6)	$0.40 or $0.33
2001	113,943,754	€0.33	$0.31	€0.5(5) or €0.38(6)	$0.46 or $0.35
2002(4)	114,179,431	€0.33	$0.38	€0.5(5) or €0.36(6)	$0.57 or $0.41

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	Dividends per share and shares outstanding for 1997 have been restated to reflect a 2:1 stock split effected on October 14, 1997. The amount of shares outstanding for 2002 includes shares issued and entitled to dividends as of December 31, 2002, and is subject to change at the actual date of payment of the dividend if certain shares acquired by us on or after January 1, 2003 are cancelled or held by us.
(3)	Dividends for 1997 through 1999 were paid in French francs, and for 2000 through 2002 were declared in euro. U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid or, in the case of the dividend for 2002, the Noon Buying Rate on May 13, 2003: July 7, 1998 — FF 6.09 per $1.00; July 1, 1999 — FF 6.41 per $1.00; July 1, 2000 — FF 6.89 per $1.00; June 25, 2001 — €1.16 per $1.00; and June 18, 2002 — €1.05 per $1.00. The dividend for 2002 to be approved by the general shareholders’ meeting on May 28, 2003 was translated here solely for the convenience of the reader at a rate of €0.8696 per $1.00, the Noon Buying Rate for May 13, 2003.
(4)	The dividend in respect of 2002 reflects the amount to be approved by the shareholders at the general shareholders’ meeting on May 28, 2003 for distribution beginning on June 18, 2003.
(5)	Dividends per share for individual shareholders and shareholding entities benefiting from a tax credit at 50% for 1998, 1999, 2000, 2001 and 2002.
(6)	Dividends per share for shareholding entities benefiting from a tax credit at 45% for 1998, 40% for 1999, 25% for 2000, 15% for 2001 and 10% for 2002.

B.     Significant Changes.

      There has been no significant adverse change to our financial condition since the date of the annual financial statements included in this report.

Item 9: The Offer and Listing.

A.     Listing Details.

      Our shares have been listed in France on the Premier Marché, Euronext Paris (formerly the Paris Bourse), since June 28, 1996. In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the Nasdaq Stock Market’s National Market (the “Nasdaq Market”) under the symbol “DASTY.” Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASXY”). American Depositary Receipts evidencing the ADSs are issuable by JPMorgan Chase Bank, as Depositary. Our shares were included in the CAC 40 index from December 21, 2000 until August 5, 2002.

      The following table sets forth the high and low prices of our shares on Euronext Paris and our ADSs on the Nasdaq National Market since 1998.

Annual High and Low Prices of Shares on Euronext Paris and ADSs on the Nasdaq National Market

	Euronext Paris		Nasdaq

	High	Low	High	Low

	€		U.S.$
1998	50.31	22.11	55.00	25.63
1999	65.30	29.80	65.00	30.06
2000	126.00	55.80	121.19	57.50
2001	77.45	29.50	72.88	26.90
2002	59.40	15.19	52.00	15.05
2003 (through May 13, 2003)	29.52	19.10	33.50	21.25

(Source: Bloomberg)

Quarterly High and Low Prices of Shares on Euronext Paris and ADSs on the Nasdaq Market

	Euronext Paris		Nasdaq

	High	Low	High	Low

	€		U.S.$
2001 1st quarter	77.45	45.73	72.88	40.50
2nd quarter	58.50	43.38	51.00	37.51
3rd quarter	51.00	29.50	44.50	26.90
4th quarter	60.20	33.30	52.99	30.20
2002 1st quarter	59.40	47.60	52.00	41.60
2nd quarter	55.85	38.20	49.93	36.30
3rd quarter	46.30	15.37	45.78	15.25
4th quarter	28.80	15.19	28.97	15.05
2003 1st quarter	25.39	19.10	26.40	21.25
2nd quarter (through May 13, 2003)	29.52	20.39	33.50	22.10

(Source: Bloomberg)

Monthly High and Low Prices of Shares on Euronext Paris and ADSs on the Nasdaq National Market

	Euronext Paris		Nasdaq

	High	Low	High	Low

	€		U.S.$
November 2002	28.80	21.20	28.97	21.44
December 2002	28.80	20.10	28.50	20.97
January 2003	25.39	19.80	26.40	21.50
February 2003	23.69	19.92	25.38	21.25
March 2003	24.70	19.10	25.40	21.72
April 2003	28.00	20.39	30.60	22.10
May 2003 (through May 13, 2003)	29.52	25.71	33.50	28.01

(Source: Bloomberg)

Euronext Paris

      Securities approved for listing by Euronext Paris are traded in one of three regulated markets: Premier Marché, Second Marché and Nouveau Marché. The securities of most large public companies in France are listed on the Premier Marché.

      Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

      Securities listed by Euronext Paris are placed in one of the two categories, depending on their trading volume. Our ordinary shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades.

      Euronext Paris may suspend trading in a security listed on Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price (reference price), Euronext Paris may suspend trading in that security for up to 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. During the continuous trading session, Euronext Paris may also suspend trading for a 4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, when there is unusual trading activity in the security. In addition, in certain exceptional cases, the Conseil des Marchés Financiers (“CMF”), the self-regulatory organization that has general regulatory authority over the French stock exchanges and the Commission des opérations de bourse (“COB”), may also suspend trading.

      Trades of securities listed on the Premier Marché are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

      Ownership of equity securities traded on a deferred settlement basis is considered to have been transferred only after such securities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s account will be debited by the same amount.

      Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared through “clearing 21”, a common Euronext platform, and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

B.     Plan of Distribution.

      Not applicable.

C.     Markets.

      See “Item 9A: Listing Details”.

D.     Selling Shareholders.

      Not applicable.

E.     Dilution.

      Not applicable.

F.     Expenses of the Issue.

      Not applicable.

Item 10: Additional Information.

A.     Share Capital.

      Not applicable.

B.     Memorandum and Articles of Association.

      The information required for this Item 10B is specifically incorporated by reference to the relevant information in the Form F-1 filed by us with the Securities and Exchange Commission on June 4, 1996 (“Registration Statement on Form F-1”). The information provided below supplements the information provided in the Registration Statement on Form F-1 or, to the extent inconsistent with such information, supercedes it.

      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts (by-laws). An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Registry of Commerce and Companies of Nanterre, France where we are registered under number 322 306 440. Please refer to those full documents for additional details.

Board of directors

      For a complete description of the powers of the directors under French law and our statuts, see “Item 6: Directors, Senior Management and Employees”.

Share Capital

      As of March 31, 2003, our share capital amounts to €114,570,971 divided into 120,537,173 outstanding shares with a nominal value of €1.0 per share. All the outstanding shares are fully paid.

Purposes of the Company

      As set forth in Article 2 of our statuts, the purposes of our company, in France as well as abroad, are (1) to develop, produce, market, purchase, sell, rent and provide after-sale service of computer hardware and/or software, (2) to supply and sell services to users specifically in the area of training, demonstration, methodology, display and utilization, and (3) to supply and sell computer resources, together or separate from software or service, in the areas of computer-aided manufacturing and design, management of the lifecycle of products, collaborative work, technical data bases, management of manufacturing processes, and software development tools as well as in research and development in these areas. For a complete description of our purposes, please refer to our statuts.

Shareholders’ Meetings and Voting Rights

Appointment of Agents

      In the case of a bankruptcy, any of the following may also request the court to appoint an agent who may call a shareholders’ meeting in some instances: (i) one or several shareholders holding at least 5% of our share capital; (ii) the auditors; (iii) the workers’ committee in a case of emergency; or (iv) a majority of shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Additional Resolutions for Shareholders’ Meetings

      Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the board of directors within 10 days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital or the workers’ committee.

      During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

Attendance and Voting at Shareholders’ Meetings

      In general, each share confers on the shareholder the right to one vote. Nevertheless, our statuts provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In case of capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

Proxies and Votes by Mail

      A shareholder not domiciled in France as defined in the French Civil Code, may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. Such a shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. Alternatively, the shareholder may send us a blank proxy (dated and signed) without nominating a representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the board of directors and against all others.

Financial Statements and other Communications with Shareholders

      In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years in French GAAP to any shareholder who so requests. French company law also requires that a special report must be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by us.

Dividends

Legal Reserve

      At December 31, 2002, our legal reserve was €11 million.

Distribution of Dividends

      French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASXY”). Following the dividend payment date, these Shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as, Shares issued before January 1.

Changes in Share Capital

Increases in Share Capital

      As provided by French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general shareholders’ meeting following a recommendation of the board of directors. Increases in our share capital may be effectuated by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	issuing investment certificates or a new class of equity securities.

      Increases in share capital by issuing additional securities may be effectuated by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	by conversion, exchange or redemption of debt securities previously issued;

•	by exercise of any other securities giving rights to such securities, such as warrants or stock options;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by our company; or

•	any combination of the above.

      Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effectuated by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effectuated by capitalization of reserves, profits or share premiums. All other capital increases require the approval of shareholders at an extraordinary general meeting.

      The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to the board of directors, provided that this increase has been previously authorized by the shareholders. The board of directors may further sub-delegate this right to our Chairman and the Chief Executive Officer. Each time the shareholders decide to carry out a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide on whether or not to carry out a capital increase reserved to employees of our company and its subsidiaries or whether or not to delegate to the board of directors the right to implement such reserved capital increase.

      At a general shareholders meeting on May 28, 2002, our shareholders authorized our board of directors to issue shares and/or any other securities granting access, immediately or in the future, at any time or on a fixed date by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner, to a portion of our share capital, provided, however, that (i) the nominal amount of increases in the share capital to be made either now or in the future pursuant to this delegation may not exceed €10 million, and (ii) the nominal amount of debt securities to be issued pursuant to such delegation shall not exceed a maximum of €600 million. This authorization replaces the one granted by our shareholders at a general shareholders meeting on May 31, 2001.

      As of March 31, 2003, we had not engaged in any increase of our share capital under the resolutions of May 28, 2002.

Decreases in Share Capital

      According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The shareholders may delegate the right to carry out any decrease in share capital to the board of directors, provided that this decrease has been previously authorized by the shareholders. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preemptive Subscription Rights

      According to French company law, if we issue securities for cash giving a right either immediately or at a later date to subscribe to our new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to any issuance of securities that may increase the share capital of our company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

      A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issuance of new securities must be completed within two years, the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to such new securities during a limited period of time. Shareholders may notify us if they wish to waive their own preemptive subscription rights with respect to any particular offering.

Form, Holding and Transfer of Shares

Form and Holding of Shares

      Our statuts permit us to request that Euroclear France provide us at any time with the identity, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. French company law states that shares held by any non-French resident may be held by the intermediary on the shareholder’s behalf in a collective account or in several individual accounts. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented at the general shareholders’ meetings by this intermediary.

Transfer of Shares

      Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

      For dealings on Euronext Paris, an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at the rate of 0.3 percent on transactions up to €153,000 and at a rate of 0.15 percent thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse. In addition, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See “— Taxation — French Taxation — Taxation on Sale or Disposal of Shares”.

Requirements for Holdings Exceeding Certain Percentages

      French company law provides that any individual or entity, including a holder of ADSs, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding share capital or the voting rights of a listed company in France, or whose holdings fall below any such level, must notify us within 15 calendar days of the date it crosses the threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers, or CMF, within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

      French Law and the COB impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10 percent or 20 percent of the outstanding shares or voting rights of a listed company. These persons must file with the CMF, the COB and such listed company, a report disclosing its intentions for the next 12 months with respect to such company. In this report, the acquirer must disclose whether or not it intends, within the 12-month period following the acquisition, to increase its shareholding, to acquire control of such company, and to seek a nomination to such company’s board of directors. Such report must be filed with the CMF, the COB and with such listed company within 15 calendar days of the date such threshold has been crossed. The CMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of the shareholders. Upon any change of intention, it must file a new report. These requirements also apply to registered intermediaries who hold stock on behalf of shareholders who are not French residents.

      If the accredited intermediary holding the shares on behalf of the shareholder who is not a French resident does not comply with the aforementioned legal notification requirements, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until the notification requirements have been met and the payment of the corresponding dividend is postponed until such date. In addition, if the accredited intermediary knowingly fails to comply with such legal requirement, a court located in the jurisdiction of the headquarters of the company may, at the request of the company or one or several shareholders representing at least 5% of the share capital of the company deprive the shares in excess of the relevant threshold of voting rights and possibly dividends for a period not to exceed 5 years.

      In addition, our statuts provide that any person who, directly or indirectly, acting alone or in concert with others, becomes the owner of more than 2.5 percent, or any multiple of 2.5 percent up to 50 percent, of our share capital or voting rights, or whose holdings fall below any such percentage, shall be required to notify us of such fact within 15 calendar days of such acquisition by registered mail. These requirements also apply to registered intermediaries who hold stock on behalf of shareholders who are not French residents. Failure to comply with such notification provisions will result in the suspension for up to two years of the voting rights attached to the excess of the relevant threshold if requested in the minutes of a shareholders’ meeting by one or more shareholders holding equity securities representing at least 2.5 percent of our share capital or voting rights.

Purchase of our Own Shares

      Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares to, among other things:

•	reduce our share capital by canceling such acquired shares, with approval of our shareholders at an extraordinary meeting;

•	provide shares to our employees under a profit-sharing plan or stock option plan; or

•	acquire up to 10 percent of our share capital within a period of time, which may not exceed eighteen months, in connection with a corporate share repurchase program, provided that our shares are listed on a regulated market (i.e. on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a note d’information that has received a visa of the COB and the approval from the shareholders at an ordinary meeting. French regulation allows listed companies to file the Note d’information with the COB, either prior to the ordinary general meeting granting the authorization or after the board’s decision to launch the program i.e. after the general meeting.

      In addition, under French law we may not directly or through a person acting on our behalf, own more than 10 percent of our outstanding share capital or, if we have different classes of shares, maximum of 10% the shares in each class.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preemptive subscription rights attached to them.

      The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

      At the general shareholders’ meeting on May 28, 2002, our shareholders authorized the board of directors to implement a share repurchase program, limited to 10 percent of our share capital. This authorization expires on the annual ordinary general shareholders’ meeting convened to approve the accounts for the 2002 fiscal year. We may not buy shares at a price exceeding €80 per share (transaction fees excluded). We may not resell the shares purchased at a price under €20 per share (transaction fees excluded). This authorization replaces the one that was granted by our shareholders at the general shareholders’ meeting on May 31, 2001. At such meeting, our shareholders also authorized our board of directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period.

      We will submit to our next general shareholders’ meeting on May 28, 2003 a new share repurchase program, limited to 10 percent of our share capital in order to replace the one dated May 28, 2002. At such meeting, we well also submit to our shareholders a resolution authorizing our board of directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period.

      As of March 31, 2003, we have repurchased 1,375,201 of our shares under the resolution of May 28, 2002.

Trading in Our Shares

      Under Règlement no 90-04 of the COB, as amended, we may not trade in our shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically:

•	trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries;

•	any block trades may not be at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

      If a company’s shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

•	the trade must not account for more than 25 percent of the average total daily trading volume on the Premier Marché in the shares during the 3 trading days immediately preceding the trade. This last requirement applies only to shares that are eligible for the deferred settlement service (service de réglement différé).

      However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB.

      After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Ownership of Shares or ADSs by Non-French Residents

      Under French law, there is normally no limitation on the right of non-French residents or non-French security holders to own, or, where applicable, to vote securities of a French company.

C. Material Contracts.

      For a discussion of material contracts between IBM and our company, see “Item 3D: Risk Factors”, “Item 4B: Business Overview” and “Item 5A: Operating Results”.

D. Exchange Controls.

      Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds made by a French resident to a non-French resident be handled by an accredited intermediary. In France, all credit establishments, including all registered banks, are accredited intermediaries.

E. Taxation.

French Taxation

      The following is a general summary of the material French tax consequences of owning and disposing of shares by a holder that is not a resident of France and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares.

      Potential purchasers of shares are urged to consult their own tax advisers concerning the consequences of ownership and disposal of shares.

      Taxation on Sale or Disposal of Shares. Subject to more favorable provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held, alone or with relatives, not more than 25%, directly or indirectly, of our dividend rights (“bénéfices sociaux”) at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.

      If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3,049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

      Taxation of Dividends. In France, dividends are paid out of after-tax income. French residents who receive dividends from French companies are generally entitled to a tax credit known as the avoir fiscal.

      The amount of avoir fiscal is generally equal to:

—	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

—	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

—	70% of the précompte paid in cash by us for shareholders entitled to use the avoir fiscal at the rate of 15%; and

—	80% of the précompte paid in cash by us for shareholders entitled to use the avoir fiscal at the rate of 10%.

      As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits which give rise to the avoir fiscal (see paragraph below relating to the précompte).

      Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and, non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

      Furthermore, the following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon Germany(1) Ghana Iceland	India Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia Mali Malta Mauritius Mexico	Namibia Netherlands New Zealand Niger Norway Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo	Turkey Ukraine United Kingdom United States Venezuela	Territoires d’Outre-Mer and Other territories: Mayotte New Caledonia Saint-Pierre et Miquelon

      Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities).

      Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will generally be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

      Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if such dividends carry an avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such précompte actually paid in cash by us, if any (net of applicable withholding tax).

      Estate and Gift Tax. France imposes estate and gift tax on shares of French companies acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or may obtain a tax credit. Prospective investors in shares should consult their own advisors concerning the applicability of French estate and gift tax to their holding of our shares and the availability of, and the conditions for claiming exemption or tax credit under, such a treaty.

(1) According to a common statement of the French and German tax authorities dated July 13, 2001, dividends paid to German resident holders other than individuals as of January 1, 2001 no longer give right to the avoir fiscal. As regards German resident individual holders, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that they should also no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but has not yet been published and when published, should apply retroactively as of January 1, 2002.

      Wealth Tax. In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of a non-French resident individual investors owning directly or indirectly less than 10% of our share capital, provided that these shares do not enable their holder to exercise influence on our company.

Taxation of U.S. Investors

      The following is a general summary of the material U.S. federal income tax and French tax consequences to U.S. Holders who are the beneficial owners of one or more ADSs or shares and (a) who own, directly, indirectly or by attribution, less than 10% of our capital or our voting stock, (b) who are (i) citizens or individual residents of the United States for U.S. federal income tax purposes, (ii) corporations or certain other entities, created in or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) estates the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) trusts if a court within the United States is able to exercise primary supervision over their administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trusts, (c) who are entitled to the benefits of the Treaty (as defined below) under the “Limitation on Benefits” article contained in the Treaty, (d) who hold the ADSs or shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the ADSs or shares as part of a straddle or a hedging or a conversion transaction) may be subject to special rules not discussed below. Because this is a general summary, investors are advised to consult their own tax advisors with respect to the ownership and disposition of ADSs and shares.

      The statements of U.S. and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on current U.S. and French tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, including the French tax authorities issued tax regulations (the “Regulations”), as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date, which may have retroactive effect. In this regard, the Treaty refers to the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, which entered into force on December 30, 1995.

Taxation of Dividends

      Withholding/ Avoir Fiscal. In France, dividends are paid out of after-tax income. French residents who receive dividends from French companies are generally entitled to a tax credit known as the avoir fiscal.

      The amount of avoir fiscal is generally equal to:

—	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

—	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

—	70% of the précompte paid in cash by us for shareholders entitled to use the avoir fiscal at the rate of 15%; and

—	80% of the précompte paid in cash by us for shareholders entitled to use the avoir fiscal at the rate of 10%;

      As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends give rise to the avoir fiscal (see paragraph below relating to the précompte).

      Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal.

      Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder, as defined below, will be immediately subject to the reduced rate of 15%, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

      An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other noncorporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a U.S. corporation, other than a regulated investment company, (iii) a U.S. corporation which is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

      In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if such Holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. Certain entities are not entitled to the full avoir fiscal. Tax-exempt “U.S. Pension Funds,” as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) (“Other Tax-Exempt Entities”) that own, directly or indirectly, less than 10% of our capital, and that satisfy certain filing formalities specified in the Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S Pension Fund” includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Code.

      Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such Holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the “Form”) before the date of payment of the relevant dividend, together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such Holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such Holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such Holder owns all the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights, (d) such Holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claims the reduced rate of withholding tax and payment of the avoir fiscal. Holders of

ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary is given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such Holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the second year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

      In all cases, the avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

      The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the Depositary in sufficient time.

      For U.S. federal income tax purposes, the gross amount of any distribution and the related avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the Depositary) to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent (if any) that the amount of any such distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. No dividends received deduction will be allowed with respect to dividends paid by us. Such dividends will generally constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date such dividend is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent sale or other disposition of euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

      French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s U.S. federal income tax liability.

      Précompte. Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if such dividends give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed by such company.

      A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to the dividends distributed. Pursuant to the Treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and Other Tax Exempt Entities. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by us and is not entitled to a refund of the précompte paid by us by off-setting French and/or foreign tax credits.

      A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury form RF1BEU-NO. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

      For U.S. federal income tax purposes, the gross amount of the précompte including French withholding tax paid to a U.S. Holder will be included in gross income as ordinary income in the year each such payment is received. Such amounts generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro on the date such précompte is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder generally will be required to recognize U.S. source ordinary income or loss upon the subsequent sale or other disposition of euro.

Taxation of Capital Gains

      A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of ADSs or shares unless these ADSs or shares form part of a business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country. The deposit or withdrawal of shares for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

      In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or shares in an amount equal to the U.S. dollar value of the difference between the amount realized for the ADSs or shares and the U.S. Holder’s basis (determined in U.S. dollars) in the ADS or shares. This capital gain or loss will be a long-term capital gain or loss if the Holder’s holding period in the ADSs or shares exceeds one year. Such gain or loss, if any, generally will be U.S. source gain or loss. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Status

      A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs or shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs or shares. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the ADSs or shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

      The French wealth tax does not generally apply to the ADSs or shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

United States Information Reporting and Backup Withholding

      Dividend payments made to a Holder and proceeds paid from the sale, exchange, or other disposition of ADSs or shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 30%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.     Dividends and Paying Agents.

      Not applicable.

G.     Statements by Experts.

      Not applicable.

H.     Documents on Display.

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the “SEC”). As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies. However, we intend to file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, annual reports on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to furnish to the SEC semi-annual reports under cover of Form 6-K.

      You may review a copy of our filings with the SEC including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

      In addition, material filed by us with the SEC and other information about us can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C., 20006-1506.

      We provide JPMorgan Chase Bank with annual and semi-annual reports in English, as well as summaries in English or an English version of all notices of stockholders’ meetings and other reports and communications that we generally make available to our stockholders. You may read these reports and other documents at JPMorgan Chase Bank.

I.     Subsidiary Information.

      Not applicable.

Other

Matters Related to Auditors

      The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte Touche Tohmatsu and Ernst & Young Audit to the Group in 2002 and 2001.

	Deloitte Touche Tohmatsu				Ernst & Young Audit

			Percentage of				Percentage of
	Fee Amount		Total Fees		Fee Amount		Total Fees

	2002	2001	2002	2001	2002	2001	2002	2001

	(in euro, except percentages)
Audit Fees:
Statutory audit(1)	523,519	496,162	65.6%	61.2%	292,396	269,061	87.7%	91.5%
Other	35,982	23,005	4.5%	2.8%	22,820	11,112	6.9%	3.8%

Sub-total	559,501	519,167	70.1%	64.0%	315,216	280,173	94.6%	95.3%

Non-audit Fees:
Legal, tax, social	238,687	291,486	29.9%	36.0%	17,904	13,911	5.4%	4.7%
Information Technology	—	—	—	—	—	—	—	—
Internal Audit	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Sub-total	238,687	291,486	29.9%	36.0%	17,904	13,911	5.4%	4.7%

Total	798,188	810,654	100.0%	100.0%	333,120	294,084	100.0%	100.0%

(1)	Activities within the scope of the audit: certification, review of consolidated and individual financial statements, including providing independent expert services pursuant to the request of the statutory auditors in connection with the certification of the financial statements.

Item 11: Quantitative and Qualitative Disclosures About Market Risk.

      Interest rate risk. With the exception of a change in the general economic environment, which is difficult to assess, we believe that our revenue and earnings, before financial income were not materially affected by changes in interest rates in 2002. Similarly, interest rates are not expected to affect future earnings before financial income, but can affect financial income. Therefore, Dassault Systèmes’ interest rate risk is primarily a risk of reduction of financial revenue.

      Dassault Systèmes generates positive cash flows and, although it has some financial debts (i.e. employee profit sharing, long-term capital lease for a building), has a positive net financial position (see table below).

      Financial revenue is composed in part of interest from cash and cash equivalents, as well as revenue from short-term investments. As a result, it is sensitive to interest rate levels. We follow a conservative policy for investing our cash resources, mostly relying on short-term investments. We decided to hedge the risk of a significant fall in short-term interest rates in 2003 by purchasing an interest rate floor option, which was sold before the end of December 2002 and not renewed.

      The following table presents the consolidated net financial position:

			More
	Less Than	From One to	Than
	One Year	Five Years	Five Years

	(in thousands of euro)
Bank financial assets (cash and cash equivalents, short-term investments and financial instruments)	400,260	5,438
Financial debts (capital lease, employee profit sharing and pension)	6,569	23,589	6,801
Net financial position	393,691	(18,151)	(6,801)
Hedge	0	0	0

      Investment practices are determined and controlled by the parent company (treasury department).

      Foreign currency exchange risk. Our revenue is primarily invoiced in U.S. dollars, euro and yen. Under the IBM marketing and sales agreement, the royalties we receive for the products distributed by IBM are generally set in the local currency of the end purchaser, and then remitted to us by IBM in U.S. dollars based on conversion rates adjusted monthly. In addition, we incur expenses in several currencies, through our suppliers and employees in different countries. Finally, we engage in mergers and acquisitions outside the euro zone and may lend money in different currencies to our fully or partially owned subsidiaries. As a result, our results of operations may be affected by changes in exchange rates, particularly between the U.S. dollar or the yen and the euro.

      To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars marginally exceeding our U.S. dollar expenses. Our net exposure in yen is less in absolute terms, but more significant as a proportion of yen-denominated revenue. In 2002, revenue denominated in U.S. dollars represented approximately 40% of total revenue, compared with 41% in 2001 and 39% in 2000, after taking into account the monthly conversion by IBM of royalties coming from end-user payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 38% of total operating expenses in 2002, compared with 40% in 2001 and 38% in 2000 (including amortization of intangibles incurred in business combinations).

      As a result, our net operating exposure to U.S. dollars was limited to €94 million in 2002 (12% of our revenue), and this exposure was hedged through market instruments at a level of €82 million, as further described below.

      The U.S. dollar depreciated approximately 5% against the euro in 2002 compared to 2001 and appreciated 2.9% against the euro in 2001 compared to 2000. As a result of our U.S. dollar-denominated revenues and U.S. dollar-denominated expenses being relatively comparable in amount, the changes in value of the U.S. dollar compared to the euro had relatively little impact on our operating income for those years. In 2002 and 2001, the yen depreciated 8% and 9% against the euro, respectively, compared to the respective preceding year, with relatively little impact on operating income in 2001, given its effect on both revenue and expenses, and a negative impact of approximately €11 million in operating income in 2002.

      Currency fluctuations may impact revenue and expenses as well as financial revenue. The main items of financial revenue subject to fluctuations linked to exchange rates are:

—	The difference between the exchange rate used to record invoices and expenses in foreign currencies and the rate when we receive or make the payment.

—	The revaluation of payables and receivables denominated in foreign currencies.

—	The revaluation of assets denominated in foreign currencies.

      We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from the usual and predictable activity. We do not hedge revenues in local currencies from our American or Japanese subsidiaries. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out by the parent company. All hedging transactions and our resulting exposure are reported to the Chief Financial Officer on a monthly basis.

      The table below sets forth, for the year ended December 31, 2002, our revenue, operating expenses and net position before and after hedging denominated in U.S. dollars, Japanese yen and other currencies, principally the euro.

	Year ended December 31, 2002

	U.S. dollars	Japanese yen	Euro and others

	(in thousands of euro)
Revenue	309,868	123,095	341,152
Operating expenses	(216,132)	(45,584)	(309,366)
Net position	93,736	77,511	31,786
Hedge*	81,995	56,793
Net position after hedge	11,741	20,718	31,786

*	Includes operations considered as a cash flow or fair value hedge under FAS133, only.

     The following table presents the notional amount and market value of financial instruments at December 31, 2002 and 2001:

	Year ended December 31,

	2002		2001

	Notional	Market	Notional	Market
	amount	value	amount	value

	(in thousands of euro)
Put USD/euro			11,347	196
Call USD/euro			11,347	(690)
Call USD/euro			15,318	198
Digital JPY/euro*	400	135	1,425	312
Collars USD/euro	47,082	7,096	66,947	(2,015)
Collars JPY/euro*	86,017	7,073	26,100	1,572
Forward exchange contract USD/euro	20,625	4,246	26,098	(804)
Forward exchange contract JPY/euro*	15,274	2,395	27,405	2,246

*	“JPY” means Japanese yen

     Revenue and expenses denominated in currencies other than the euro are translated into euro using rates determined by the applicable accounting regulation. For example, most non-euro transactions originating in France are translated using the average exchange rate of the month preceding the transaction. When consolidating subsidiaries reporting in currencies other than the euro, however, the average exchange rate of the quarter in which the consolidation takes place is used. In the context of business acquisitions, the currency exchange rate used is the rate on the date of the acquisition, or on the date the foreign currency used for the acquisition was purchased.

Item 12: Description of Securities Other than Equity Securities.

      Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

      To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to our indebtedness or that of any of our subsidiaries.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

      To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

Item 15: Controls and Procedures.

      Our chief executive officer and our chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16: [RESERVED].

PART III

Item 17: Financial Statements.

      Not applicable.

Item 18: Financial Statements.

      The following financial statements, together with the report of Deloitte Touche Tohmatsu and Ernst & Young Audit thereon, are filed as part of this report.

Consolidated Financial Statements

Item 19: Exhibits.

1	Dassault Systèmes’ by-laws amended through January 20, 2003.
†4.1	Amendment 135, dated July 22, 2002, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes.*
†4.2	Amendment 137, dated July 22, 2002, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes.*
†4.3	Amendment 139, dated June 27, 2002, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes.*
†4.4	Loan Agreement No. 1, dated June 18, 2002, between RAND A Technology Corporation, Dassault Systèmes and Dassault Systemes Corporation.
4.5	Amendment No. 1, dated October 11, 2002, to the Loan Agreement No. 1 between RAND A Technology Corporation, Dassault Systèmes and Dassault Systemes Corporation.
†4.6	Loan Agreement No. 2, dated June 18, 2002, between RAND A Technology Corporation, Dassault Systèmes and Dassault Systemes Corporation.
4.7	Amendment No. 1, dated October 11, 2002, to the Loan Agreement No. 2 between RAND A Technology Corporation, Dassault Systèmes and Dassault Systemes Corporation.
10.1	Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Executive Vice President Finance and Legal and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Consent of Ernst & Young Audit and Deloitte Touche Tohmatsu as auditors of Dassault Systèmes.

      For a list of our subsidiaries, see Note R to our consolidated financial statements for the year 2002.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	The IBM Agreement was filed as exhibit 10.1 to Amendment No. 1 to our Form F-1 Registration Statement (Registration No. 333-04970), which was filed with the Securities and Exchange Commission on June 24, 1996.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 15, 2003

/S/ THIBAULT DE TERSANT
_________________________________________ Thibault de Tersant
Executive Vice President Finance and Legal and Chief Financial Officer

CERTIFICATION

I, Bernard Charlès, certify that:

1. I have reviewed this annual report on Form 20-F of Dassault Systemes;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ BERNARD CHARLÈS

Bernard Charlès
President and Chief Executive Officer

CERTIFICATION

I, Thibault de Tersant, certify that:

1. I have reviewed this annual report on Form 20-F of Dassault Systemes;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ THIBAULT DE TERSANT

Thibault de Tersant
Executive Vice President Finance and
Legal and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

  Dassault Systèmes
  Suresnes, France:

      We have audited the accompanying consolidated balance sheets of Dassault Systèmes and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dassault Systèmes and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, in 2002, Dassault Systèmes changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Paris and Neuilly-sur-Seine, France, April 15, 2003

Ernst & Young Audit Represented by Jean-Marc MONTSERRAT	Deloitte Touche Tohmatsu Represented by Philippe MOURARET

DASSAULT SYSTÈMES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(All amounts in
	thousands except share
	amounts)
Assets
Current assets:
Cash and cash equivalents (Note F)	€371,992	€363,136
Short-term investments (Note G)	16,436	6,100
Trade accounts receivable, net of allowance for doubtful accounts of €7,881 in 2002 and €10,335 in 2001 (Note P)	229,505	217,241
VAT receivable	6,316	6,306
Prepaid expenses and advances	19,172	16,647
Financial instruments	17,270	2,254
Income tax receivable	8,877	2,088
Deferred tax assets (Note E)	27,947	16,669
Other current assets	24,134	22,100

Total current assets	721,649	652,541
Property and equipment, at cost:
Land	6,109	6,191
Buildings	30,335	30,932
Computer equipment	56,702	68,999
Office furniture and equipment	19,280	19,475
Leasehold improvements	23,708	22,558

	136,134	148,155
Less accumulated depreciation and amortization	(76,261)	(82,779)

Property and equipment, net (Note H)	59,873	65,376
Other non-current assets (Note J)	39,167	19,337
Investment in equity of unconsolidated affiliates — joint ventures	304
Long-term deferred tax assets (Note E)	15,405	14,939
Intangible assets (Note I):
Goodwill (less accumulated amortization of €106,620 in 2002 and €116,777 in 2001)	71,599	56,584
Other intangible assets (less accumulated depreciation of €94,496 in 2002 and €90,344 in 2001)	12,167	22,650

Total assets	€920,164	€831,427

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,

	2002	2001

	(All amounts in
	thousands except share
	amounts)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	€31,638	€30,477
Accrued wages and other personnel costs	56,892	55,469
Sales incentive payable (Note P)	15,668	13,164
Unearned revenue	92,229	83,675
Income taxes payable	14,535	23,089
Current portion of long-term obligations	7,475	7,689
VAT and sales tax payables	8,182	6,698
Deferred tax liabilities	6,135	841
Accrued expenses and other current liabilities	16,209	19,906

Total current liabilities	248,963	241,008
Long-term obligations:
Capital lease (Note K)	5,916	7,719
Employee profit sharing (Note L)	22,655	22,324
Pension and post retirements benefits (Note M)	8,388	6,304
Deferred tax liabilities and other (Note E)	5,981	3,194

Total long-term obligations	42,940	39,541
Commitments and contingencies (Note N)
Shareholders’ equity:
Share capital, par value Euro 1, 114,570,841 shares authorized and issued and 114,179,431 shares outstanding at December 31, 2002, and 114,446,171 shares authorized and issued and 113,943,754 shares outstanding at December 31, 2001 (Note O)	114,571	114,446
Additional paid-in capital	89,278	76,555
Retained earnings — unrestricted	416,180	327,420
Retained earnings — restricted (Note O)	11,446	11,392
Accumulated other comprehensive income	(3,214)	21,065

Total shareholders’ equity	628,261	550,878

Total liabilities and shareholders’ equity	€920,164	€831,427

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,

	2002	2001	2000

	(All amounts in thousands,
	except per share data)
Revenue:
Software revenue (Note C)	€669,886	€643,034	€541,683
Service and other revenue	104,229	103,019	90,688

Total revenue	774,115	746,053	632,371
Cost of revenue:
Software	(24,448)	(20,791)	(14,948)
Service and other	(96,413)	(86,542)	(75,759)

Total cost of revenue	(120,861)	(107,333)	(90,707)

Gross profit	653,254	638,720	541,664
Research, selling and administrative expenses:
Research and development	(221,563)	(209,235)	(169,840)
Marketing and sales	(169,653)	(164,323)	(117,496)
General and administration	(47,908)	(44,183)	(35,397)
Amortization of goodwill	—	(44,144)	(29,513)
Amortization of acquired technology	(11,098)	(14,240)	(10,664)

	(450,222)	(476,125)	(362,910)

Operating income	203,032	162,595	178,754
Equity in net income of unconsolidated affiliates — joint ventures	214	—	—
Financial revenue and other, net (Note D)	2,545	14,062	11,034

Income before income taxes	205,791	176,657	189,788
Income tax expense (Note E)	(79,376)	(87,916)	(86,088)

Net income	€126,415	€88,741	€103,700

Basic net income per share (Note O)	€1.11	€0.78	€0.92
Diluted net income per share (Note O)	€1.09	€0.76	€0.87

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(All amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	€126,415	€88,741	€103,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	19,051	18,174	15,530
Loss on disposals of property, plant and equipment and short-term investments	197	165	276
Amortization of intangible assets	13,999	60,809	42,297
Deferred income taxes	(8,004)	(9,878)	(3,710)
Income tax benefits	5,254	—	4,641
Non-cash stock-based compensation	3,636	1,338
Equity in earnings of affiliates	(214)
PlanetCad investment impairment	3,101
Profit sharing and other	709	(751)	1,061
Changes in current assets and liabilities:
Increase in trade accounts receivable	(29,221)	(5,778)	(65,565)
(Increase) decrease in other current assets	10,929	1,810	(15,755)
Increase (decrease) in accounts payable and accrued expenses	(2,792)	228	18,493
Increase (decrease) in income taxes payable	(19,967)	(4,519)	14,134
Increase (decrease) in sales incentive payable	2,829	364	(3,195)
Increase in unearned revenue	19,870	2,951	20,244
Increase (decrease) in other current liabilities	(3,028)	5,533	(8,769)

NET CASH PROVIDED BY OPERATING ACTIVITIES	142,764	159,187	123,382
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property and equipment	216	141	96
Additions to property, equipment and intangibles	(20,427)	(22,956)	(21,406)
Short-term investments:
Purchases	(10,351)	(5,002)	(1,998)
Proceeds from sales and maturities		7,752	3,706
Payment for acquisitions, net of cash acquired	(29,923)	(12,361)	(86,678)
Proceeds from sale of Revit investment	10,088
Increase in long-term receivables	(25,601)	(2,204)

NET CASH USED IN INVESTING ACTIVITIES	(75,998)	(34,630)	(106,280)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on capital lease obligations	(1,643)	(1,643)	(1,643)
Proceeds from issuance of common stock		20
Purchase of treasury stock		(1,017)
Proceeds from exercise of stock options	4,149	4,380	24,147
Cash dividends paid	(37,601)	(35,135)	(29,985)

NET CASH USED IN FINANCING ACTIVITIES	(35,095)	(33,395)	(7,481)
Effect of exchange rate changes on cash	(22,815)	6,036	6,334

Increase in cash and cash equivalents	8,856	97,198	15,955
CASH AND CASH EQUIVALENTS:
BEGINNING OF PERIOD	363,136	265,938	249,983
END OF PERIOD	€371,992	€363,136	€265,938

SUPPLEMENTAL DISCLOSURE
Income taxes paid	€97,922	€76,694	€72,872
Cash interest paid	€1,295	€1,523	€1,184

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Share capital
	Share capital issued		outstanding

					Retained earnings		Other items of
	Number of	Stated	Number of	Paid in			comprehensive
	shares	value	shares	capital	Unrestricted	Restricted	income	Total

	(All amounts in thousands, except number of shares)
December 31, 1999	113,205,287	€113,205	112,392,052	€27,740	€203,867	€8,612	€7,995	€361,419

Net income:
Unrestricted					103,700			103,700
Restricted					(2,708)	2,708		0
Other items of comprehensive income
Available for sale securities							(2,351)	(2,351)
Foreign currency translation adjustment							7,457	7,457

Comprehensive income								108,806

Exercise of stock options (Note O)	721,676	722	927,144	20,062				20,784
Income tax benefit (Note E)				4,641				4,641
Cash dividends paid					(29,985)			(29,985)

December 31, 2000	113,926,963	€113,927	113,319,196	€52,443	€274,874	€11,320	€13,101	€465,665

Net income:
Unrestricted					88,741			88,741
Restricted					(72)	72		0
Other items of comprehensive income
Available for sale securities							(760)	(760)

Net derivative gains on cash-flow hedges							1,433	1,433
Foreign currency translation adjustment							7,291	7,291

Comprehensive income								96,705

Exercise of stock options (Note O)	168,191	168	273,541	4,197				4,365
Other stock transaction				1,338				1,338
Purchase of treasury stock	(29,033)	(29)	(29,033)		(988)			(1,017)
Shares issued in connection with acquisitions	380,050	380	380,050	18,577				18,957
Cash dividends paid					(35,135)			(35,135)

December 31, 2001	114,446,171	€114,446	113,943,754	€76,555	€327,420	€11,392	€21,065	€550,878

Net income:
Unrestricted					126,415			126,415
Restricted					(54)	54		0
Other items of comprehensive income
Available for sale securities							3,017	3,017
Net derivative gains on cash-flow hedges							9,718	9,718
Minimum pension liability							(384)	(384)
Foreign currency translation adjustment							(36,630)	(36,630)

Comprehensive income								102,136

Exercise of stock options (Note O)	124,670	125	235,677	3,833				3,958
Other stock transaction				3,636				3,636
Tax benefits (Note E)				5,254				5,254
Cash dividends paid					(37,601)			(37,601)

December 31, 2002	114,570,841	€114,571	114,179,431	€89,278	€416,180	€11,446	(€3,214)	€628,261

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE A —	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Business. The strategy of Dassault Systèmes and its subsidiaries (the “Company”) is to develop and sell integrated solutions created to manage its customers’ industrial product lifecycles (“Product Lifecycle Management” or “PLM”) from their initial product concept and design to their maintenance through manufacturing simulation and to offer the power of 3D visualization to the largest number of users.

      The Company operates in two reportable segments: one dedicated to customers willing to simulate their industrial processes as a whole (“Process-centric”) and one for customers primarily focused on product design solutions (“Design-centric”).

      In the Process-centric segment, CATIA supports digital product definition and simulation, DELMIA provides solutions to define and simulate digital manufacturing processes and ENOVIA and SMARTEAM deliver product data management and collaborative solutions. The Company is also a provider of software components notably through Spatial, one of its subsidiaries.

      CATIA and ENOVIA solutions are marketed, distributed, and supported in nearly all the world’s markets by International Business Machines Corporation (IBM). In 2001, IBM added SMARTEAM to its product portfolio.

      In the Design-centric segment, the Company offers SolidWorks software. SolidWorks solutions are marketed, distributed, and supported directly by the Company or through various independent sales representatives.

      In addition to the development and sale of software products, the Company also provides services and obtains other revenue from its support of IBM marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

      Basis of Presentation and Consolidation. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company also prepared separate financial statements in conformity with the generally accepted accounting principles in France. Differences between these two sets of financial statements are summarized in Note T.

      The consolidated financial statements include the accounts of Dassault Systèmes and its subsidiaries. All significant intercompany transactions have been eliminated.

      Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method.

      As of December 31, percentage of interest and voting rights of the Company were as follows:

	Year ended December 31,

	Voting rights			Capital rights

	2002	2001	2000	2002	2001	2000

Dassault Participation	—	—	34.4%	—	—	34.2%
French State	14.6%	15.6%	—	15.6%	15.6%	—
GIMD (“Groupe Industriel Marcel Dassault”)	42.0%	44.6%	26.3%	44.7%	44.3%	26.1%
Mr. Charles Edelstenne, Chairman of the Company	12.5%	6.7%	6.7%	6.7%	6.7%	6.7%
Public	30.9%	33.1%	32.6%	33.0%	33.4%	33.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Summary of Significant Accounting Policies.

      Revenue Recognition. Software revenue is recognized in accordance with the AICPA Statement of Position 97-2 as amended (“SOP 97-2”) on software revenue recognition.

      Software revenue is generated from the licensing of the Company’s products to its customers. The Company always retains the ownership of the products. The Company provides end-user customers, directly or indirectly, with a right of use of its products. Such revenue derived from the end-user customer is shared by agreement with other independent companies in the sales and distribution channel, principally IBM, when products are sold and distributed by such independent companies. Beginning in 1995, the Company and IBM entered into a new arrangement which increases the share of licensing revenue to be retained by IBM if certain annual sales and growth targets are met by IBM. Since 2002, this incentive is also linked to IBM meeting a certain level of sales and marketing expenses for the distribution of CATIA, ENOVIA and SMARTEAM. Such incentive is recorded as a deduction of software revenue. Under the IBM distribution arrangement, the Company licenses its products to IBM, who then sub-licenses the products to end-users. Under the terms of the agreement with IBM, the Company recognizes revenues as IBM recognizes revenues pursuant to SOP 97-2 as amended and reports such revenues to the Company (see further discussion of transactions with IBM at Note P).

      Under the agreement with IBM, activity is reported monthly to the Company by IBM. This reporting of the worldwide activity of IBM is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences which may have occurred in the monthly reporting process during the preceding year. Such differences nearly always result from interim reporting which occasionally either overstates or understates the number of software license transactions to a group or groups of end-user customers. The Company monitors possible differences based upon historical trends and known specific situations, and defers the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made.

      The Company’s revenue is derived from non-refundable, initial, software license charges, known as the primary license charge, and periodic license or maintenance fees. Primary license charges are recognized upon installation (if installed by the Company) or upon notification of installation (if installed by an independent sales representative). After such installation, the Company has no further obligations with respect to the primary license charge. Revenues related to the licensing of software distributed through an independent sales representative are recognized as revenue by the Company when the independent sales representative provides notice of delivery to an end-user customer. Periodic license and maintenance fee revenues are recognized over the license or maintenance period. An end-user customer with an active license, or an active maintenance contract, is provided with corrective software maintenance services and product updates at no additional charge, the costs of which are recorded as expense in the period incurred. Service and other revenue are recognized as the related service is provided. Revenue derived from hardware resale activities is recognized upon delivery. Revenues for all types of activities are not recognized unless collection is probable.

      Unearned revenue. The Company records unearned revenue related to cash payments received for certain annual software fee arrangements.

      Computer Software Costs/Research and Development. Costs incurred to research and develop computer software products to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. Application of this accounting policy has resulted in all such costs being expensed in the period incurred. Purchased in-process research and development which is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

      Cash and Cash Equivalents and Short-Term Investments. The Company considers deposits with banks, investments in interest-bearing accounts and marketable debt securities with maturities of less than 90 days when acquired to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired are considered to be short-term investments and are accounted for at carrying value which approximates fair value based on quoted market price at December 31, 2002 and 2001. All of the Company’s short-term investments are classified as available-for-sale. The cost of securities sold is based on the specific identification method.

      Property and Equipment. Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives: Buildings, 30 years; computer equipment, 18 months to 5 years; office furniture and equipment, 5 to 10 years; leasehold improvements are amortized over the shorter of the life of the assets or the remaining lease term, not exceeding 10 years.

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposals of Long-Lived Assets (“SFAS 144”). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of (“SFAS 121”) and certain reporting provisions of Accounting Principles Board Opinions No. 30 for the disposal of a segment of a business as defined in that Opinion. This statement requires an impairment loss to be recognized only if the carrying amounts of assets to be held and used are not recoverable from their expected undiscounted future cash flows. The provisions of SFAS 144, which the Company adopted on January 1, 2002, did not have a material impact on the Company’s consolidated financial statements.

      Goodwill and Intangible Assets. Costs related to purchased patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives (generally 18 months to 5 years).

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets (“SFAS 141” and “SFAS 142”, respectively). SFAS 141 supercedes Accounting Principles Board Opinion No. 16, Business Combinations and eliminates the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) the intangible asset arises from contractual or other rights, or (2) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company’s adoption of SFAS 141 did not have a material impact on the Company’s financial position or results of operations.

      Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS 142 on January 1, 2002.

      Foreign Currency Adjustments. The functional currency of the Company’s foreign subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, while the Company’s reporting currency is the euro. Assets and liabilities of the Company and its subsidiaries with functional currencies other than the euro are translated into euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly exchange rates for the year. Translation gains or losses are recorded as a separate component of shareholders’ equity and transaction gains and losses are reflected in net income.

      Fair Value of Derivatives and Other Financial Instruments. The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value. Realized and unrealized gains or losses associated with foreign exchange options, futures, and forward contracts, which are designated and serve as hedges, are recorded at their fair market value.

      The Company accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities as amended (“SFAS 133”). This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions will be deferred and recorded as a component of accumulated other comprehensive income until the hedged forecasted transaction occurs and is recognized in earnings. The change in fair value of derivatives designated as cash flow hedges is reported as a component of other comprehensive income until the hedged item is recognized in earnings.

      Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between financial and tax reporting. Deferred taxes are adjusted for changes in the applicable, enacted tax rates. Deferred tax assets are recognized whenever the realization of such amounts is considered to be more likely than not. Earnings of foreign subsidiaries are reinvested in the business and no provision for French income tax is made for the earnings of such subsidiaries until distributed. Tax credits are utilized as they arise.

      Shipping and Handling. Shipping and handling costs related to license fees are included in cost of software, for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of software.

      Advertising Costs. The Company expenses advertising expenses as incurred.

      Pension and Post Retirement Benefits. The estimated cost of providing benefits to employees is accrued during the years that the employees render services.

      Information about Operating Segments. The Company reports its segments and related information in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources.

      Comprehensive Income. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company reports comprehensive income in the consolidated statements of shareholders’ equity.

      Earnings Per Share. Basic earnings per share are determined by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by dividing net income by the weighted average number of common shares outstanding plus the effect of applying the treasury stock method of computing dilution for the stock options outstanding during the period.

      Stock Option Plans. The Company is accounting for its stock option plans in accordance with the provisions of Accounting Principles Board Opinions No. 25 “Accounting for stock issued to employees” (“APB 25”) and FASB Interpretation No. 44. Under those rules, no compensation expense is recognized for stock options that are granted at the market price at the date of grant.

      In accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for stock-based compensation (“SFAS 123”), the fair value of the options granted in 2002 and in 2001 has been estimated using the Black Scholes option pricing model. Had the Company accounted for the 2002 and

2001 stock option plans consistent with the methodology of SFAS 123, the Company’s net income and earnings per share would have been changed to the pro forma amounts indicated below:

	2002	2001	2000

	(in thousands except per share
	amounts)
Net earnings
As reported	€126,415	€88,741	€103,700
Pro forma	€72,115	€59,708	€85,970
Basic net income per share
As reported	€1.11	€0.78	€0.92
Pro forma	€0.63	€0.53	€0.76
Diluted net income per share
As reported	€1.09	€0.76	€0.87
Pro forma	€0.62	€0.51	€0.72

      Marketable securities. Marketable securities are classified as available for sale and initially recorded at their acquisition cost and adjusted to current market value. Net unrealized gains and losses on marketable securities classified as available for sale are credited or charged to other comprehensive income.

      Recently issued accounting standards. The FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) in June 2002. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 are not expected to have a material impact on the Company’s consolidated financial statements.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal year 2003. The Company does not expect SFAS 148 to have a material effect on the Company’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (the Interpretation). The Interpretation will significantly change current practice in the accounting for and disclosure of, guarantees. The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, Accounting for Contingencies. The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The Interpretation’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees issued prior to the date of the Interpretation’s initial application should not be revised or restated to reflect the Interpretation’s provisions. The Company is investigating what impact, if any, the adoption of the Interpretation will have on its financial position or results of operations.

      Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications. Certain reclassifications have been made to prior years amounts to conform with current year presentation.

NOTE B — BUSINESS COMBINATIONS

2001

      On July 20, 2001 Dassault Systèmes acquired the consulting and services business and related assets of Alliance Commerciale Technologique (“ACT”) for €9 million in cash. This transaction reinforces Dassault Systèmes’ presence in the Americas and complements its existing services groups within PLM solutions. The total purchase price was allocated as follows:

Trade accounts receivable	€2 million
Property and equipment	€1 million
Intangible assets	€6 million

      On May 31, 2001, Dassault Systèmes acquired Structural Research and Analysis Corp. (“SRAC”), a private company located in California, for €23 million. This acquisition was financed by an issuance of shares for €19 million with the remainder paid in cash. SRAC became a wholly owned subsidiary of Dassault Systèmes, operating under the SRAC name. SRAC is a supplier of CAE and CAD integrated design analysis software. The purchase price in excess of the net assets acquired was allocated as follows:

Goodwill	€13 million
Software	€9 million

      On May 3, 2001, the Company exchanged its investment in AES for a 9% minority interest in MSC.Software (“MSC”). This exchange did not result in any gain or loss. MSC is a provider of simulation software, with related services and systems.

2000

      During the last quarter of 2000, the Company acquired 100% of Delmia AB formerly known as EAI Scandinavia AB for a cash purchase price of €3 million. This company is a value added reseller of digital manufacturing solutions in Scandinavia and Northern Europe. The goodwill related to this acquisition was €2 million.

      On November 14, 2000, the Company completed the acquisition of Spatial Technology Inc.’s 3D software component business division for a cash purchase price of €27 million. The component business is known as Spatial Corp. (“Spatial”) and operates as an independent, wholly owned subsidiary of the Company. Spatial uses the technical knowledge of the Company to offer 3D technologies as component extensions of the Spatial product family. The purchase price in excess of the net assets acquired was allocated as follows:

Goodwill	€19 million
Software	€8 million

      On October 31, 2000, the Company acquired 100% of privately-held CIMLOGIC, located in Nashua, New Hampshire, and now provides design solutions that incorporate part libraries, enabling users to have access to a variety of standard components. The cash purchase price of this acquisition was €3 million. The goodwill related to this acquisition was €2 million.

      On January 26, 2000, the Company acquired 100% of the share capital in Safework Inc. (“Safework”), formerly called “Les consultants Genicom”, a private company based in Montreal (Canada) which specializes in human modeling technology for a cash purchase price of €10 million. The purchase price in excess of the net assets acquired was allocated as follows:

Goodwill	€9 million
Software	€1 million

      Under the share purchase agreement, a contingent payment that will not exceed 3 million Canadian Dollars could be paid in 2003 or 2004 to the former shareholder in case of the attainment of certain revenue targets.

      On March 24, 2000, the Company acquired EAI’s subsidiary Delmia GmbH, based in Stuttgart (Germany), for a cash price of €32 million. Delmia GmbH provides a family of software for customers to virtually define and monitor general manufacturing activities within the factory shop floor and to compute the related production costs. The purchase price in excess of the net assets acquired was allocated as follows:

Goodwill	€25 million
Software	€7 million

      During the fourth quarter of 2000, the Company acquired a 7.7% minority interest in Revit, a privately-held company, for an amount of €8 million. Revit develops parametric modelers for the AEC industry (Architecture Engineering Construction).

      All acquisitions were accounted for under the purchase method of accounting and all acquisitions have been consolidated in the Company’s financial statements as of the date the acquisition was consummated. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to the Company’s results of operations.

Goodwill and intangible assets

      We adopted SFAS 142 on January 1, 2002 when our new fiscal year began. During 2002 the Company performed the first of the required annual impairment tests of goodwill, which resulted in a finding that no impairment to goodwill existed. This test consisted of a comparison of the fair value of the Company’s reporting units with its respective carrying amount, including the goodwill. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

      The following table sets forth net income per share adjusted to exclude goodwill amortization recognized prior to the adoption of SFAS 142 on January 1, 2002 (in thousands, except for per share amounts):

	Year ended December 31,

	2002	2001	2000

Reported net income	126,415	88,741	103,700
Add back: goodwill amortization, net of tax benefit		44,144	29,513
Adjusted net income	126,415	132,885	133,213

Net income per share — basic:
Reported net income	1.11	0.78	0.92
Add back: goodwill amortization, net of tax benefit		0.39	0.26
Adjusted net income	1.11	1.17	1.18

Net income per share — diluted:
Reported net income	1.09	0.76	0.87
Add back: goodwill amortization, net of tax benefit		0.38	0.25
Adjusted net income	1.09	1.14	1.12

NOTE C — SOFTWARE REVENUE

      Software revenue was comprised of initial software license charges (primary license charges) of €349,784,000, €351,196,000, and €309,794,000 and periodic license and maintenance fees of €320,102,000, €291,838,000, and €231,889,000, in the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE D — FINANCIAL REVENUE AND OTHER, NET

	Year ended December 31,

	2002	2001	2000

	(In thousands)
Interest income	€11,648	€15,425	€13,694
Interest expense	(1,682)	(2,354)	(4,947)
Foreign exchange gains (losses), net	(6,280)	345	2,318
Impairment charge on PlanetCAD investment(1)	(3,101)
Other, net(2)	1,960	646	(31)

	€2,545	€14,062	€11,034

(1)	During 2002, the Company determined that the decline in the fair value of PlanetCAD Inc. was other than temporary. In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for certain investments in debt and equity securities” (SFAS 115), the Company recorded a non-cash asset impairment charge.
(2)	For the year ended December 31, 2002 the Other caption line includes, the gain on the sale of the Revit investment for €1,041,000.

     The Company transacts in various foreign currencies, primarily U.S. dollars and Japanese yen. To manage this currency exposure, the Company purchases and sells currency options (puts or calls) and may purchase other foreign exchange contracts from time to time. All the derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements.

      The fair market values of foreign forward contracts and options were determined by a financial institution using quoted market prices and option pricing models.

      The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option intrinsic value, which represents the change in the option’s strike price compared to the spot price of the underlying hedged transaction. During 2002 and 2001, the portion of hedging instruments’ gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of operations.

      The Company recognized after tax gains of €868,000 during the year ended December 31, 2002, for cash flow hedges that have been discontinued, because the forecasted transaction did not occur. All amounts have been included in financial revenue in the statement of operations. No cash flow hedges were discontinued for the year ended December 31, 2001.

      In connection with the Company’s cash flow hedges, it has recorded approximately €9.7 million (2001: €1.4 million) of net gains in accumulated other comprehensive income as of December 31, 2002, net of tax, of which approximately €2.9 million is expected to be reclassified to net income within the next year to provide an economic offset to the impact of the underlying anticipated cash flows hedged. At December 31, 2002, the fair value of all derivative instruments has been recorded in the balance sheet in Other current assets.

      The following table presents the carrying amount of financial instruments at December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002		2001		2000

	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value

	(in thousands of euros)
Put USD/euros			11,347	196	5,874	37
Call USD/euros			11,347	(690)
Call USD/euros			15,318	198	26,897	159
Call GBP/euros					5,172	17
Call JPY/euros					3,165	4
Digital JPY/euros	400	135	1,425	312
Collars USD/euros	47,082	7,096	66,947	(2,015)	78,118	176
Collars JPY/euros	86,017	7,073	26,100	1,572	9,076	182
Collars GBP/euros					4,910	101
Forward exchange contract USD/euros	20,625	4,246	26,098	(804)	32,390	(228)
Forward exchange contract JPY/euros	15,274	2,395	27,405	2,246	29,527	3,082

“GBP” means pounds Sterling; “JPY” means Japanese yen.

      All these financial instruments which relate to the hedging strategy of the Company usually have a maturity date of less than 24 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

      The Company does not use derivative financial instruments for trading or speculative purposes.

NOTE E — INCOME TAXES

      Deferred tax assets and (liabilities) are as follows:

	December 31,

	2002	2001

	(in thousands)
Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€24,529	€24,484
Profit sharing and pension accruals not yet deductible	6,639	6,235
Provisions and other expenses not currently deductible	15,865	15,725
Net tax loss and tax credit carryforward assets	23,751	22,563
Valuation reserves	(23,473)	(33,301)

Total deferred tax assets	47,311	35,706
Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(8,144)	(6,115)
Other	(6,217)	(842)

Total deferred tax liabilities	(14,361)	(6,957)

Net deferred tax asset	€32,950	€28,749

      The balance sheet classification of deferred tax is as follows and reflects that, in accordance with SFAS 109, the Company has not offset deferred tax assets and liabilities attributable to different tax jurisdictions:

	December 31,

	2002	2001

	(in thousands)
Short-term deferred tax assets	€27,947	€16,669
Long-term deferred tax assets	15,406	14,939

Total deferred tax assets	43,353	31,608

Short-term deferred tax liabilities	(6,135)	(841)
Long-term deferred tax liabilities	(4,268)	(2,018)

Total deferred tax liabilities	(10,403)	(2,859)

Net deferred tax asset (liability)	€32,950	€28,749

      The short-term deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible. Short-term deferred tax assets are included in the balance sheet in other current assets.

      The components of income (loss) before income taxes are as follows:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
France	€215,727	€221,899	€208,702
Foreign	(9,936)	(45,242)	(18,914)

Income before income taxes	€205,791	€176,657	€189,788

      The significant components of income tax expense are as follows:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
France	€74,810	€80,304	€77,324
Foreign	12,570	17,490	12,474

	87,380	97,794	89,798
Change in deferred taxes	(8,004)	(9,878)	(3,710)

Income tax expense	€79,376	€87,916	€86,088

      The differences between the income tax provision and the statutory French income tax rate are as follows:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
Taxes computed at the statutory rate of 35.43% for 2002, 36.43% for 2001 and 37.77% for 2000	€72,912	€64,356	€71,683
Foreign losses	1,788	(74)	2,017
Foreign tax rate differentials (see below -1-)	7,170	14,722	9,969
Permanent differences related to non-deductible goodwill and other intangible assets		10,342	5,580
Other	(2,494)	(1,430)	(3,162)

Income tax expense	€79,376	€87,916	€86,087

Effective tax rate	38.6%	49.8%	45.4%
Effective tax rate excluding impact of permanent differences related to non-deductible goodwill and other intangible assets	38.6%	42.9%	42.1%

(1)	SmarTeam, a subsidiary with operating losses, has the status of an “Approved Enterprise” as defined by the Israeli Investment Center and is entitled to a tax exemption. Therefore the effective tax rate of SmarTeam is 0%.

     At December 31, 2002, there were net tax operating losses and tax credit carryforwards of €81,978,000 and €3,753,000 respectively. Net operating tax loss carryforwards and tax credits are scheduled to expire in the following years:

		Tax
	NOL	credits

	(in thousands)
2003	—	€376
2004	—	89
2005	52	330
2006	485	111
2007	578	30
2008 and later	80,863	2,817

Total	€81,978	€3,753

      In connection with the exercise of stock options and warrants, SolidWorks and Delmia Corp. realized tax benefits totaling €5,254,000, €0 and €4,641,000 for the years ended December 31, 2002, 2001 and 2000 respectively, which were reflected in shareholders’ equity.

NOTE F — CASH AND CASH EQUIVALENTS

      Cash and cash equivalents are maintained on deposit with large financial institutions, principally in France. Management monitors the credit-worthiness of such counterparties.

	December 31,

	2002	2001

	(in thousands)
Bank accounts	€118,450	€119,871
Money market accounts	253,542	243,265

	€371,992	€363,136

      At December 31, 2002, 65% of such amounts were denominated in euros (2001: 54%), 32% in US dollars (2001: 41%) and 2% in Japanese yen (2001: 4%).

NOTE G — SHORT-TERM INVESTMENTS

      Short-term investments are comprised of marketable interest-bearing securities with large financial institutions.

      At December 31, 2002, such investments amounted to €16,436,000 (2001: €6,100,000) of which €16,353,000 (2001: €6,003,000) were denominated in euros and €82,000 in US dollars (2001: €97,000). Management considers the credit risk exposure due to counterparty failure to be minimal. Such short-term investments are liquid, and have stated maturities of one year or less at each balance sheet date.

      Gross unrealized gains and losses are not significant.

NOTE H — PROPERTY AND EQUIPMENT

	Land and	Computer	Office furniture	Leasehold
	buildings	equipment	and equipment	improvements	Total

	(in thousands)
Net value
December 31, 2001	€27,555	€16,941	€8,738	€12,142	€65,376

Acquisitions		11,703	3,396	2,418	17,517
Disposals			(377)	(45)	(422)
Depreciation and amortization for the year	(1,081)	(12,174)	(2,962)	(2,834)	(19,051)
Exchange differences	(545)	(1,416)	(950)	(636)	(3,547)

December 31, 2002	€25,929	€15,054	€7,845	€11,045	€59,873

NOTE I — INTANGIBLE ASSETS

			Patents and
			trademarks and
			other intangible
	Goodwill	Software	assets	Total

	(in thousands)
Net value
December 31, 2001	€56,584	€21,659	€991	€79,234

Acquisitions	20,611	1,467	4,217	26,295
Disposals		(29)		(29)
Amortization for the year	—	(12,748)	(1,251)	(13,999)
Exchange differences	(5,596)	(1,823)	(316)	(7,735)

December 31, 2002	€71,599	€8,526	€3,641	€83,766

Weighted-average amortization period		2.8	3.0

      Goodwill at December 31, 2002 consists principally of excess purchase price from the acquisitions of Delmia GmbH (€18 million), SmarTeam (€16 million), Spatial (€13 million) and SRAC (€13 million).

      In 2002, the Company purchased the remaining minority interests in SmarTeam for €14 million in cash. The entire purchase price was allocated to Goodwill.

      Total intangible amortization expense, excluding goodwill amortization, was €13,999,000, €13,234,000 and €12,933,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      The estimated amortization expense for the next 3 fiscal years is as follows (in thousands):

		Patents and
		trademarks and
		other intangible
	Software	assets

For the year ended December 31, 2003	€7,135	€1,943
For the year ended December 31, 2004	1,391	1,140
For the year ended December 31, 2005		558

Total	€8,526	€3,641

NOTE J — OTHER NON-CURRENT ASSETS

      In April 2002, the Company signed an agreement with RAND A Technology Corporation (“RAND”) to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the term of this agreement, the Company granted two 10-year convertible loans totaling €20 million whereby  1/3 may be converted to common shares in RAND at RAND’s discretion and the other  2/3 may be converted at Dassault Systèmes discretion. Under the terms of this financing, Dassault Systèmes’ equity position in RAND will represent no more than 19.9 percent of the shares outstanding.

      At December 31, 2002 other non current assets are comprised of the following components:

	December 31,

	2002	2001

	(in thousands)
Investments
Revit	€0	€9,045
PlanetCAD	67	170
MSC.Software	6,506	7,870
ImpactXoft	9,589		(1)
Other	370	68

Total investments	16,532	17,153

			Interest
			rate

Loans receivable
ImpactXoft	3,814		5.0%
RAND	18,821		5.5% (2)
IMC		2,184	8.0%

Total loans receivable	22,635	2,184

Total loans and investments	€39,167	€19,337

(1)	The Company purchased an equity stake of 15% in ImpactXoft in September 2002.
(2)	The loan granted to RAND may be converted into common shares of RAND. Pursuant to SFAS 133, this conversion option was recorded as an embedded derivative and an after-tax gain of €124,000 was recognized in earnings.

     Loans receivable at December 31, 2002 are due as follows:

(in thousands)
2003	€3,224
2004	2,521
2005	2,521
2006	2,520
2007	3,042
Therafter	12,031

Total	25,858
Less current portion	(3,224)
Long-term loans	€22,635

NOTE K — LEASES

      At December 31, 2002, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

	Capital	Operating
	Leases	Leases

	(in thousands)
Year ending December 31:
2003	€2,074	€12,463
2004	1,933	8,537
2005	1,817	5,773
2006	1,714	4,889
2007	420	4,497
Thereafter	—	2,330

Total minimum lease payments	7,958	€38,489
Less amount representing interest and other	(243)

Present value of net minimum lease payments	7,715
Less current maturities of capital lease obligations	(1,799)

Capital lease obligations	€5,916

      The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

	Year ended
	December 31,

	2002	2001

	(in thousands)
Land	€5,680	€5,680
Building	27,188	27,188
Accumulated depreciation	(9,742)	(8,836)

	€23,126	€24,032

      The Company also leases computer equipment, premises and office equipment under operating leases.

      Rent expense under operating leases was €29,189,000, €26,796,000, and €19,621,000 in the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE L — EMPLOYEE PROFIT-SHARING

      In accordance with French legal requirements, the Company has a profit-sharing arrangement for its French employees. Profit-sharing amounts are based on formulas which consider return on assets and employment levels. Profit-sharing expense was €11,623,000, €11,701,000, and €11,218,000, for the years ended December 31, 2002, 2001, and 2000, respectively. Such amounts are accrued each year, are interest-bearing, and are paid in cash, including the accrued interest, after five years. The interest rate applied was 5.1% and 6% in the years ended December 31, 2002 and 2001 respectively.

	December 31,

	2002	2001

	(in thousands)
Employee profit-sharing liability, including accrued interest	€28,325	€28,364
Less current maturities	(5,670)	(6,040)

	€22,655	€22,324

      Maturities of these obligations at December 31, 2002 are as follows:

2003	€3,346,000
2004	2,152,000
2005	4,042,000
2006	4,193,000
2007	8,922,000

€22,655,000

NOTE M — RETIREMENT AND PENSION ARRANGEMENTS

      The Company provides defined benefit retirement indemnities to the employees of its French operations, and sponsors a defined benefit pension plan for certain employees in the United States.

      In France, the retirement indemnities are based upon an individual’s years of credited service and annualized salary at retirement. Such benefits vest, and are funded as a lump sum paid to the employee, upon the employee’s retirement. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The projected benefit obligation was determined using the prospective method and the following actuarial assumptions: retirement age 60 years; salary increases at 1% over inflation. Weighted-average assumptions used for the French operations were as follows:

	Year ended December 31,

	2002	2001	2000

French plan and other
Discount rate	5.00%	5.00%	5.00%
Expected return on plan assets	5.50%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

      To date, the Company transferred the management of part of its benefit obligations and liabilities to a financial institution for €6.8 million. Consequently, this financial institution will pay retirement indemnities directly to the employees of the French operations upon the employee’s retirement.

      In addition, the Company has certain other plans in countries other than the United States, which are not significant and are combined with the French plan for presentation purposes.

      In the United States, pension benefits are based upon years of credited service and the employee’s average final earnings. Retirement benefits are funded by the Company’s contributions to segregated pension plan assets, in an amount which is sufficient to meet or exceed the minimum annual funding requirements of the Employee Retirement Income Security Act. The projected benefit obligation was determined using the prospective method and the following assumptions:

	Year ended December 31,

	2002	2001	2000

U.S. plan
Discount rate	6.75%	7.25%	7.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.75%	4.25%	4.50%

      The components of net periodic benefit cost were as follows:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
French plan and other
Service cost	€1,346	€1,208	€1,100
Interest cost	588	475	412
Expected return on plan assets	(382)	(277)	(250)
Net amortization and deferral	(14)	(27)	(15)

Net periodic benefit cost — French plan and other	€1,538	€1,379	€1,247

	Year ended
	December 31,

	2002	2001	2000

	(in thousands)
U.S. plan
Service cost	€756	€622	€547
Interest cost	902	868	782
Expected return on plan assets	(804)	(648)	(665)
Net amortization and deferral	133	103	108

Net periodic benefit cost — U.S. plan	€987	€945	€772

      Changes in the funded status of the benefit plans were as follows:

	Year ended
	December 31,

	2002	2001

	(in thousands)
French plan and other
Change in benefit obligations
Benefit obligations at beginning of year	€12,175	€9,582
Service cost of benefits earned during the year	1,346	1,208
Interest cost on projected benefit obligations	588	475
Change in scope	0	86
Actuarial gain	(155)	892
Exchange differences	(11)	(47)
Benefits paid	(39)	(21)

Benefit obligations at end of year	€13,904	€12,175

Change in plan assets
Fair value of plan assets at beginning of year	7,468	5,160
Employer contribution	39	44
Financial earnings	(508)	2,285
Benefits paid	(39)	(21)

Fair value of plan assets at end of year	€6,960	€7,468

Funded status	(6,944)	(4,707)
Unrecognized actuarial loss	595	(157)

Accrued benefit cost — French plan and other	€(6,349)	€(4,864)

	Year ended
	December 31,

	2002	2001

	(in thousands)
U.S. plan
Change in benefit obligations
Benefit obligations at beginning of year	€13,475	€11,444
Service cost of benefits earned during the year	756	622
Interest cost on projected benefit obligations	902	868
Actuarial loss	768	181
Benefits paid	(333)	(303)
Exchange differences	(2,359)	663

Benefit obligations at end of year	€13,209	€13,475

Change in plan assets
Fair value of plan assets at beginning of year	9,543	8,492
Employer contribution	(305)	(258)
Financial earnings	1,300	1,129
Benefits paid	(333)	(303)
Exchange differences	(1,589)	483

Fair value of plan assets at end of year	€8,616	€9,543

Funded status	(4,593)	(3,932)
Unrecognized actuarial loss	3,172	1,791
Unrecognized prior service cost	494	702

Accrued benefit cost — U.S. plan	€(927)	€(1,439)

Amounts recognized in the Statement of financial position:
Accrued benefit cost	(927)	(1,439)
Accrued benefit liability	(1,112)
Intangible assets	493
Accumulated other comprehensive income	619

Net amount recognized	€(927)	€(1,439)

NOTE N — CONTINGENCIES

      The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

NOTE O —	STOCK OPTION PLANS, RETAINED EARNINGS AND EARNINGS PER SHARE

Stock Option Plans

      In 1994, SolidWorks adopted an incentive and non-qualified stock option plan and issued in 1995 a single warrant. On July 25, 1997, the Company approved the SolidWorks merger. Pursuant to the terms of the merger, all outstanding stock options and a warrant previously issued by SolidWorks became exercisable for shares of the Company. The Company reserved 2,378,564 shares for the future exercise of such options and warrant, which is the total amount of additional shares which would be issued if all such options and warrants were to be exercised. At December 31, 2002 a total of 391,410 shares remain reserved.

      On April 15, 1996, the Company implemented a stock option plan under which 1,027,780 shares were set aside for grants to officers and most employees of the Company. The options were allocated on June 28, 1996, upon the Initial Public Offering, to broaden employee ownership of the Company. All options were vested and exercisable immediately. The options may be exercised during 10 years subject to continued employment. Each option entitles the holder thereof to purchase one share at a price equal to the initial offering price (FF 59.01 or US$ 11.5). As the stock was not publicly traded prior to the Initial Public Offering, the fair market value of the stock at the date of grant is equal to the initial offering price. The stock option plan is non-compensatory and therefore does not result in compensation expense in the financial statements. At December 31, 2002, 806,066 options have been exercised and there were 214,614 unexercised stock options.

      On June 6, 1997, an Extraordinary Shareholders’ Meeting of the Company authorized the Board of Directors to establish a stock option plan, under which 1,031,840 shares of the Company were authorized to be issued pursuant to grants to certain officers (including executive officers) and employees of the Company. The options were allocated by the Board of Directors on December 15, 1997. Each option entitles the holder thereof to purchase one share at a strike price of FF 170. The options can be exercised by the optionees from December 15, 1999 until December 14, 2007, subject to continued employment, and the shares resulting from the exercise of the options cannot be sold before December 15, 2002. At December 31, 2002, 76,244 options have been exercised and there were 907,790 unexercised stock options.

      In 1998, the Board of Directors granted 3,573,480 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price ranging from FF 173.00 to FF 194.00. A total of 544,488 options were vested and exercisable immediately. Other options vest over various periods subject to continued employment but expire no more than ten years from the date of grant. In addition, the shares resulting from the exercise of options granted to French employees (2,468,730 options) cannot be sold before November 8, 2003. At December 31, 2002, 779,276 options have been exercised and there were 2,741,414 unexercised options.

      In 1999, the Board of Directors granted 3,617,000 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price of €37.00. As of December 31, 2002, 79,627 options were exercised and there were 3,492,733 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

      In 2000, no options were granted.

      In 2001, the Board of Directors granted 5,316,950 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes Provence, Dassault Data Services, Dassault Systèmes of America, Dassault Systèmes KK, Delmia., Delmia GmbH, Enovia, Safework, Spatial, Dassault Systèmes AG, Dassault Systèmes Inc. and Structural Research and Analysis Corp.) with a price ranging from €35 to €52. As of December 31, 2002, 751 options were exercised and there were 5,293,039 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

      On May 28, 2002, an Extraordinary Shareholders’ Meeting of the Company authorized the Board of Directors to implement additional stock option plans until July 27, 2005 for officers and certain employees of the Company, subject to a limitation under which options granted by the Board of Directors and not exercised give right to purchase additional shares not to exceed 17% of outstanding shares of the Company.

      In 2002, the Board of Directors granted 1,718,863 options to officers and certain employees of the Company (including subsidiaries) with a strike price of €45.50. Options vest over four years subject to continued employment but expire no more than ten years from the date of grant.

      The activity in the stock option plans of the Company is summarized below:

	2002		2001		2000

		Weighted		Weighted		Weighted
	Number of	average exercise	Number of	average exercise	Number of	average exercise
	Shares	price (in €)	Shares	price (in €)	Shares	price (in €)

Outstanding at beginning of year	13,069,840	37.30	8,107,686	30.45	9,107,127	29.24
Granted	1,718,863	45.27	5,316,950	46.37	0	0.00
Exercised	(235,677)	15.58	(271,541)	14.53	(927,144)	19.71
Cancelled	(49,009)	38.66	(83,255)	25.81	(72,297)	18.60
Outstanding at end of year	14,504,017	38.01	13,069,840	37.30	8,107,686	30.45

Exercisable	8,254,974	32.64	7,779,885	31.43	4,342,121	26.36

      For various price ranges, information for options outstanding and exercisable at December 31, 2002 was as follows:

	Outstanding options			Exercisable options

		Weighted average	Weighted average		Weighted average
	Number of	remaining life	exercise price	Number of	exercise price
Range of exercise price	shares	(years)	(in €)	shares	(in €)

€0.12 to €25	330,887	3.64	7.42	321,067	7.52
25.92	930,650	4.96	25.92	930,650	25.92
26.37	125,300	6.08	26.37	125,300	26.37
29.58	2,616,114	5.86	29.58	2,616,114	29.58
35	1,711,250	8.77	34.16	424,211	34.15
37	3,492,733	6.71	37.00	3,492,733	37.00
39.62	137,899	8.50	39.62	68,899	39.62
45.5	1,715,294	9.41	44.36	0	44.36
52	3,443,890	8.25	50.78	276,000	44.39

€0.12 to €52.00	14,504,017	7.30	38.01	8,254,974	32.64

      The weighted average fair value of the options granted during, 2002 and 2001 are estimated at €20.82 and €17.11, respectively, on the date of grant, using the Black Scholes pricing model. Major assumptions used to estimate the fair value of the options under SFAS 123 were as follows: risk-free interest rate of 3.5% in 2001 and 3.9% in 2002, stock volatility of 44% in 2001 and 58% in 2002; dividend yield of 0% in 2001 and 2002, expected life of stock options was estimated based on the specific features of each plan (ranges from 2 to 5 years, average of 3.5 years).

      The Black Scholes option pricing model was developed to estimate the fair value of fully transferable traded options, with no vesting requirements. Also the use of the model implies the input of subjective assumptions as to the stock volatility. The options granted by the Company to its employees show characteristics which significantly differ from those of traded options and the valuation of the options based on the Black Scholes model does not necessarily provide a reliable single measure of the fair value of the options granted by the Company to its employees.

      In 2002, SolidWorks instituted a buy-back plan for the SolidWorks shares held by its employees under which (i) an employee can put his mature shares to SolidWorks (i.e., shares that have been owned by an employee for greater than 6 months) on specific dates at their then fair market value, and (ii) SolidWorks can call such mature shares in this same timeframe at the same fair market value. The adoption of this amendment did not create any compensation charge.

      Should all the options that are currently eligible be exercised and should all the put rights be exercised when allowed, approximately 6 million shares may have to be repurchased by SolidWorks in the future. Based on the current price per share of SolidWorks and assumptions about the holding period, the Company estimated the potential future cash outlays would be €27.6 million.

      Changes to Dassault Systèmes share capital during 2002 are as follows:

	Number of	Nominal
	shares	value	Share capital

		(in €)	(in €)
Share capital issued as of January 1st, 2002	114,446,171	1	114,446,171
Number of shares issued in 2002 with reference to the stock option plan of June 28, 1996	25,410	1	25,410
Number of shares issued in 2002 with reference to the stock option plan of December 15, 1997	32,622	1	32,622
Number of shares issued in 2002 with reference to the stock option plan of January 28, 1998	25,000	1	25,000
Number of shares issued in 2002 with reference to the stock option plan of November 9, 1998	21,935	1	21,935
Number of shares issued in 2002 with reference to the stock option plan of September 15, 1999	18,952	1	18,952
Number of shares issued in 2002 in connection with the acquisition of SRAC	101	1	101
Number of shares issued in 2002 with reference to the stock option plan of March 29, 2001	650	1	650
Total	114,570,841	1	114,570,841

      SmarTeam has a stock option plan covering certain employees. Options under the plan vest over a period of four years from the date of grant. The Company recorded €3,636,000 and €1,338,000 of compensation expense related to this plan for the years ended December 31, 2002 and 2001, respectively. No charges were recorded under this plan in the year ended December 31, 2000. During 2002 the Company terminated the option plan which accelerated the vesting of certain options of the plan and repurchased the shares.

Retained Earnings

      Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the amount in the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity.

Other comprehensive income

      The Company recorded a minimum pension liability at December 31, 2002 as required when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued liability. The adjustment related entirely to our US plan and amounted to €384,000 (net of tax), which is reflected in other comprehensive income.

Earnings per share

      The following table presents the calculation for both basic and diluted earnings per share:

	Year ended December 31,

	2002	2001	2000

	(in units, except net income in thousands)
Net income	€ 126,415	€ 88,741	€ 103,700
Weighted average number of shares outstanding	114,118,817	113,694,585	113,053,650
Dilutive effect of stock options	2,128,909	2,965,403	5,579,532
Diluted weighted average number of shares outstanding	116,247,725	116,659,988	118,633,182
Basic income per share	€1.11	€0.78	€0.92
Diluted income per share	€1.09	€0.76	€0.87

NOTE P — TRANSACTIONS WITH IBM AND RELATED PARTIES

      Since the Company’s inception in 1981, CATIA products, and since 1998 ENOVIA products, have been marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities. Since 2001, SMARTEAM products are also marketed by IBM under this non-exclusive agreement.

      Revenue obtained through the commercial relationship with IBM comprised 61%, 60%, and 65% of consolidated revenues of the Company for the years ended December 31, 2002, 2001, and 2000, respectively. IBM is under no contractual obligation to continue to actively market and distribute the Company’s products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term. However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party which would cause the relationship to be terminated.

      For the years ended December 31, 2002, 2001, and 2000, IBM met certain annual sales and growth targets and the Company has charged a sales incentive to software revenue of €15,452,000, €13,053,000 and €12,674,000, respectively. The related liability on the balance sheet will be settled in US dollars.

      The balances of trade accounts receivable with IBM were €117,930,000, €113,200,000, and €115,257,000 at December 31, 2002, 2001, and 2000, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2002, 95% of such accounts receivable were denominated in US dollars (2001: 95%), with the remainder denominated in euros.

      The Company licenses products for internal use to both IBM and to Dassault Aviation, a former direct shareholder of the Company whose chief executive officer is the chairman of the Company. For IBM, such activities generated revenues of €5,672,000, €4,062,000, and €2,794,000 during the years ended December 31, 2002, 2001, and 2000, respectively, using commercial terms consistent with those granted to the Company’s other customers of similar size. Dassault Aviation licenses the Company’s products on commercial terms consistent with those granted to the Company’s other customers of similar size. Licensing revenue amounted to €6,109,000, €3,916,000, and €3,735,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

      The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €6,169,000, €7,303,000, and €5,664,000 in the years ended December 31, 2002, 2001, and 2000, respectively.

      The balances of trade accounts receivable with Dassault Aviation were €9,126,000 €2,377,000 and €1,849,000 at December 31, 2002, 2001, and 2000, respectively.

NOTE Q — SEGMENT AND GEOGRAPHIC INFORMATION

      The Company is operating in two reportable segments: the “Process-Centric” segment and the “Design-centric” segment. The “Process-centric” market serves companies seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance, by doing away with all physical mock-ups. The “Design-centric” market serves companies seeking to improve specific design functions.

      The accounting policies of the reportable segments are the same as those described in Note A.

      Data by operating segment is as follows:

	2002

	Process-centric	Design-centric	Elim.	Total

	(in thousands)
Revenue:
Software revenue	€543,622	€126,509	€(245)	€669,886
Service and other revenue	105,758	374	(1,903)	104,229

Total revenue	649,380	126,883	(2,148)	774,115
Cost of revenue:
Software	(11,335)	(13,540)	427	(24,448)
Service and other	(96,413)			(96,413)

Total cost of revenue	(107,748)	(13,540)	427	(120,861)

Gross profit	541,632	113,343	(1,721)	653,254
Research and development	(194,493)	(27,314)	244	(221,563)
Marketing and sales	(121,823)	(48,204)	374	(169,653)
General and administration	(43,485)	(5,526)	1,103	(47,908)
Amortization of acquired technology	(10,939)	(159)		(11,098)

	(370,740)	(81,203)	1,721	(450,222)

Operating income	170,892	32,140	0	203,032
Equity in net income of unconsolidated affiliates-joint ventures	214			214
Financial revenue and other, net	820	1,725		2,545

Income before income taxes	171,926	33,865	0	205,791
Income tax expense	(67,721)	(11,655)		(79,376)

Net income	104,205	22,210	0	126,415
Depreciation and amortization of property and equipment and amortization of intangible assets	27,502	5,548		33,050
Total assets	782,256	164,921	(27,013)	920,164
Acquisitions of property and equipment and intangible assets	14,191	6,236		20,427

	2001

	Process-centric	Design-centric	Total

	(in thousands)
Revenue:
Software revenue	€514,816	€128,218	€643,034
Service and other revenue	103,019	0	103,019

Total revenue	617,835	128,218	746,053
Cost of revenue:
Software	(8,864)	(11,927)	(20,791)
Service and other	(86,542)	0	(86,542)

Total cost of revenue	(95,406)	(11,927)	(107,333)

Gross profit	522,429	116,291	638,720
Research and development	(182,562)	(26,673)	(209,235)
Marketing and sales	(117,323)	(47,000)	(164,323)
General and administration	(38,534)	(5,649)	(44,183)
Amortization of goodwill	(43,225)	(919)	(44,144)
Amortization of acquired technology	(14,240)	0	(14,240)

	(395,884)	(80,241)	(476,125)

Operating income	126,545	36,050	162,595
Financial revenue and other, net	11,153	2,909	14,062

Income before income taxes	137,698	38,959	176,657
Income tax expense	(73,844)	(14,072)	(87,916)

Net income	63,854	24,887	88,741

Depreciation and amortization of property and equipment and amortization of intangible assets	73,337	5,647	78,984
Total assets	667,882	163,545	831,427
Acquisitions of property and equipment and intangible assets	17,704	5,252	22,956

	2000

	Process-centric	Design-centric	Total

	(in thousands)
Revenue:
Software revenue	€444,082	€97,601	€541,683
Service and other revenue	90,688	0	90,688

Total revenue	534,770	97,601	632,371
Cost of revenue:
Software	(5,907)	(9,041)	(14,948)
Service and other	(75,759)	0	(75,759)

Total cost of revenue	(81,666)	(9,041)	(90,707)

Gross profit	453,104	88,560	541,664
Research and development	(151,477)	(18,363)	(169,840)
Marketing and sales	(79,184)	(38,312)	(117,496)
General and administration	(31,521)	(3,876)	(35,397)
Amortization of goodwill	(29,424)	(89)	(29,513)
Amortization of acquired technology	(10,664)	0	(10,664)

	(302,270)	(60,640)	(362,910)

Operating income	150,834	27,920	178,754
Financial revenue and other, net	7,839	3,195	11,034

Income before income taxes	158,673	31,115	189,788
Income tax expense	(74,170)	(11,918)	(86,088)

Net income	84,503	19,197	103,700

Depreciation and amortization of property and equipment and amortization of intangible assets	55,379	2,448	57,827
Total assets	608,899	124,700	733,599
Acquisitions of property and equipment and intangible assets	16,908	4,498	21,406

      The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

		United States
	France	& Other	Total

	(in thousands)
2002
Revenues	€473,788	€300,327	€774,115
Operating income (loss)	210,669	(7,637)	203,032
Identifiable assets	456,274	463,890	920,164
2001
Revenues	€462,154	€283,899	€746,053
Operating income (loss)	211,317	(48,722)	162,595
Identifiable assets	522,757	308,670	831,427
2000
Revenues	€431,386	€200,985	€632,371
Operating income (loss)	199,234	(20,480)	178,754
Identifiable assets	418,269	315,330	733,599

      Revenues generated by the parent company of the Company were €515,653,000, €496,799,000, and €449,650,000 for the years ended December 31, 2002, 2001, 2000 respectively. Revenues generated by export transactions from France into other geographic areas realized by the parent company were €468,206,000, €447,757,000, and €403,271,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Nearly all of such revenues relate to the IBM relationship which is based in the United States.

      The Company also receives data from IBM which identifies the location of IBM’s end-user customers. Using such information, the revenues by geographic area would be as follows:

	2002	2001	2000

	(in thousands)
France	€102,338	€99,185	€95,611
Western Europe — other than France	272,221	281,225	239,164
Americas	223,988	219,289	188,845
Asia/Pacific	175,568	146,354	108,751

	€774,115	€746,053	€632,371

NOTE R — SCOPE OF CONSOLIDATION

	2002			2001			2000

	% of	% of		% of	% of		% of	% of
Consolidated	voting	share-		voting	share-		voting	share-
Companies	rights	holding	Method	rights	holding	Method	rights	holding	Method

Dassault Systèmes Kabushiki Kaisha	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Data Services	95%	95%	Consolidation	95%	95%	Consolidation	95%	90%	Consolidation
Dassault Systèmes of America Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
SolidWorks Corporation and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Delmia Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Enovia Corp.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Corp.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes AG	100%	100%	Consolidation	99%	99%	Consolidation	99%	99%	Consolidation
SmarTeam Corporation Ltd. and its subsidiaries	100%	100%	Consolidation	84%	84%	Consolidation	84%	84%	Consolidation
Dassault Systèmes Provence	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Delmia GmbH	100%	100%	Consolidation	100%	100%	Consolidation	97%	97%	Consolidation
Dassault Systemes Canada Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Safework Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Spatial Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Srl	100%	100%	Consolidation	100%	100%	Consolidation
Structural Research and Analysis Corp.	100%	100%	Consolidation	100%	100%	Consolidation
Invention Machine Corporation	17%	17%	Equity Method	17%	17%	Equity Method
Dassault Systemes Inc.	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Inc.	100%	100%	Consolidation
Knowledge Technologies International Ltd.	100%	100%	Consolidation
Knowledge Technologies International France	100%	100%	Consolidation
Dassault Systemes Switzerland	100%	100%	Consolidation
3D PLM Software Ltd.	30%	30%	Equity Method

Address of main location for operating companies:

Dassault Data Services	22 quai Galliéni 92150 Suresnes, France
Dassault Systèmes AG	Burgdorfer Strasse 10 c Lehrte 31275, Germany
Dassault Systèmes of America Corp.	6320 Canoga Avenue, Trillium East Tower Woodland Hills, CA 91367-2526, USA
Dassault Systèmes Inc.	215 St-Jacques Ouest, Bureau 500 Montréal (Québec) H2Y 1M6, Canada
Dassault Systèmes Kabushiki Kaisha	Pier City Shibaura Bldg 10F 3-18-1 Kaigan, Minato-Ku Tokyo 108, Japan
Dassault Systèmes Provence	53 avenue de l’Europe 13100 Aix en Provence, France
Dassault Systèmes Switzerland	Victoria House — Route de la Pierre 22 CH-1024 Ecublens, Switzerland
Delmia Corp.	900 N. Squirrel Road, Suite 100, Auburn Hills, MI 48326, USA
Delmia GmbH	Raiffeisenplatz 4 D-70736 Fellbach, Germany
Enovia Corp.	10926 David Taylor Drive, Suite 300 Charlotte, NC 28262, USA
Knowledge Technologies International Inc.	1209 Orange County City, City of Wilmington County of New Castle, Delaware, 19801, USA
Knowledge Technologies International Ltd.	Gables House Kenilworth Road, Royal Lemington Spa Warwickshire, CV32 6JX, England
Knowledge Technologies International France	Les Fjords, Immeuble Narvik — 19 rue de Norvège 91140 Villebon-sur-Yvette, France
Safework Inc.	3400 de Maisonneuve Blvd West — Suite 1430 Montréal (Québec) H3Z 3B8, Canada
SmarTeam Corporation Ltd.	5 Hagavish St- Ovadia House Kfar Saba 44422, Israel
SolidWorks Corporation	300 Baker Avenue Ext. Concord, MA 01742, USA
Spatial Corp.	10955 Westmoor Drive, Suite 425 Westminster, CO 80021, USA
Structural Research & Analysis Corp.	12121 Wilshire Boulevard, Suite 700 Los Angeles, CA 90025-1170, USA
3D PLM Software Ltd.	Plant 14, Pirojshanagar, Vikhroli (East), Mumbai 400 079, India

NOTE S — PERSONNEL COSTS

      Personnel costs were €305,766,000, €271,781,000, and €209,959,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Directors’ compensation was €80,000, €61,000, €61,000 in the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE T —	SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS ESTABLISHED IN FRENCH GAAP AND US GAAP

      The differences are summarized below (in thousands of euros):

	Net equity	Net income

US GAAP	628,261	126,415
Available for sales securities(1)		3,016
Marketable securities(1)	(25)	(25)
Stock options(2)		3,636
Goodwill amortization(3)	(30,524)	(32,221)
Derivative instruments(4)	(10,250)	(531)
Accounting for issuance of SolidWorks stock(5)	1,136	1,136
Pension — Additional minimum liability(6)	(310)	(694)
Stock options — Tax benefits(7)		5,254

As adjusted for French GAAP	588,288	105,986

(1)	Under French GAAP, investments in equity securities are stated at the lower of cost or fair market value. Unrealized losses are recognized in income.
Under US GAAP, in accordance with SFAS 115, available for sales securities are accounted for at their fair market value, with the unrealized gains or losses being recorded in the shareholders’ equity, except for the net effects of an other than temporary decline in fair value below the cost basis.
(2)	The Company accounts for its employee stock option plan under the intrinsic value method in accordance with APB 25. Under this accounting pronouncement, the Company records compensation charges under certain of its awards. Under French accounting principles, no compensation charge is recognized in earnings.
(3)	Under French GAAP, Goodwill is amortized over its useful life. Under SFAS 141 (“Business Combinations”) and SFAS 142 (“Goodwill and Other Intangible Assets”), goodwill for which the acquisition date is after June 30, 2001 for the year ended December 31, 2001 and all unamortized goodwill for the period ended December 31, 2002 is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.
(4)	Under French GAAP, financial instruments designated as hedging instruments are not recognized but are disclosed as off-balance sheet instruments. The fair market value of a financial instrument is recognized when the hedged item is recognized in earnings. Under SFAS 133, all derivatives instruments are recorded in the balance sheet at fair value. Changes in the fair value are recognized in earnings except for the effective portion of cash-flow hedging instruments, which is reported as a component of other comprehensive income.
(5)	Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company’s ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings.
Under US GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance. This dilution is accounted for as an equity transaction.
(6)	Under US GAAP, when the accumulated benefit obligation exceeds the fair value of plan assets, the Company shall recognize a liability in the statement of financial position. The adjustment is reflected in other comprehensive income, intangible assets and long-term liabilities, as appropriate. Under French GAAP, this adjustment is recognized in earnings.
(7)	The company may obtain tax benefits related to stock issued to employees. Under APB 25 (“Accounting for stock issued to employees”), the entire tax benefit is added to additional paid-in capital when the plan is not compensatory. Under French GAAP, the tax benefits are recognized in earnings.