Form 20-F
period 2003-12-31
DASSAULT SYSTEMES SA
filed 2004-06-30
CIK 1016118

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number 0-28578

DASSAULT SYSTEMES
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of incorporation or organization)

9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France
(33-1) 40-99-40-99
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary shares, each representing one common share, nominal value €1 per share	The Nasdaq National Market
Common Stock, nominal value €1 per share	The Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, nominal value €1 per share as of December 31, 2003: 113,403,665

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑                    No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐                    Item 18 ☑

Introduction

     The companies and brands we discuss in this report include:

Companies	Brands
“Dassault Systèmes”, which refers to Dassault Systèmes and its subsidiaries	CATIA

“Delmia”, which refers to Delmia Corp. and its subsidiaries, Delmia GmbH, Safework Inc., and Athys	DELMIA

“Enovia”, which refers to Enovia Corp.	ENOVIA

“SmarTeam”, which refers to SmarTeam Corporation Ltd. and its subsidiaries	SMARTEAM

“SolidWorks”, which refers to SolidWorks Corporation and its subsidiaries	SolidWorks

“Spatial Corp.”, which refers to Spatial Corp. and its subsidiaries	ACIS, which is Spatial Corp.’s main brand for software components.

“SRAC”, which refers to Structural Research & Analysis Corporation and its subsidiaries	3DCOSMOS\

i

PART I

Item 1: Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2: Offer Statistics and Expected Timetable

     Not applicable.

Item 3: Key Information

A. Selected Financial Data.

     The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2003 are derived from our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2003(1)	2003	2002	2001	2000	1999
	(in millions, except per share data and percentages)
Consolidated Statement of Income Data
Revenue:(2)
Software revenue(3)	$813.3	€645.6	€669.9	€643.0	€541.7	€431.5
Service and other revenue	137.6	109.2	104.2	103.1	90.7	73.2

Total revenue	950.9	754.8	774.1	746.1	632.4	504.7
Cost of revenue:
Software	(27.3)	(21.7)	(24.4)	(20.8)	(14.9)	(9.8)
Service and other	(113.0)	(89.7)	(96.4)	(86.6)	(75.8)	(58.9)

Total cost of revenue	(140.3)	(111.4)	(120.8)	(107.4)	(90.7)	(68.7)

Gross profit	810.5	643.4	653.3	638.7	541.7	436.0
Research, selling and administrative expenses:
Research and development	(271.6)	(215.6)	(221.6)	(209.2)	(169.8)	(139.1)
Marketing and sales	(204.6)	(162.4)	(169.7)	(164.3)	(117.5)	(83.8)
General and administration	(58.9)	(46.8)	(47.9)	(44.2)	(35.4)	(28.7)
Amortization of goodwill	0.0	0.0	0.0	(44.2)	(29.5)	(13.9)
Amortization of acquired technology and in-process research and development write-offs	(7.4)	(5.9)	(11.1)	(14.2)	(10.7)	(12.3)

Total research, selling and administrative expenses	(542.5)	(430.7)	(450.3)	(476.1)	(362.9)	(277.7)

Operating income	267.9	212.7	203.0	162.6	178.8	158.2
As a percentage of total revenue	28.2%	28.2%	26.2%	21.8%	28.3%	31.3%
Financial revenue and other, net	(0.5)	(0.4)	2.8	14.1	11.0	6.1

Income before income taxes	267.4	212.3	205.8	176.7	189.8	164.4
Income tax expense	(96.9)	(76.9)	(79.4)	(88.0)	(86.1)	(64.4)

Net income	$170.5	€135.4	€126.4	€88.7	€103.7	€100.0
As a percentage of total revenue	17.9%	17.9%	16.3%	11.9%	16.4%	19.8%
Basic net income per share	$1.51	€1.20	€1.11	€0.78	€0.92	€0.89
Diluted net income per share	$1.49	€1.18	€1.09	€0.76	€0.87	€0.87
Weighted average number of shares outstanding	114.7	114.7	114.1	113.7	113.0	112.1

	Year ended December 31,
	2003(1)	2003	2002	2001	2000	1999
	(in millions, except per share data)
Supplemental Statement of Income Data:
Financial information excluding amortization of intangibles incurred in business combinations(4)
Operating income	$275.4	€218.6	€214.1	€221.0	€218.9	€184.4
Net income	176.9	140.4	136.0	144.0	139.2	117.6
Diluted net income per share	1.54	1.22	1.17	1.23	1.17	1.03

	December 31,
	2003(1)	2003	2002	2001	2000	1999
	(in millions)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$553.9	€439.7	€388.4	€369.2	€274.2	€259.5
Net working capital(5)	634.6	505.1	472.6	411.5	319.2	270.1
Total assets	1,215.0	964.5	920.2	831.4	733.6	581.4
Long-term and short-term debt	0.0	0.0	0.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations(6)	69.4	55.1	50.4	47.2	52.8	51.0
Capital stock	142.8	113.4	114.6	114.5	113.9	113.2
Shareholders’ equity	828.5	657.7	628.3	550.9	465.7	361.4

(1)	U.S. dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.2597 per €1.00, the Noon Buying Rate on December 31, 2003.

(2)	Due to the distribution of our products through IBM, as discussed in note 3 below, our revenue and percentage of various expenses and other line items to revenue may not be comparable to those of our competitors. See “Item 5A: Operating Results”.

(3)	More than half of our software revenue is derived from IBM’s licensing of our products pursuant to a mutually non-exclusive agreement under which we license our products to IBM, which then sub-licenses them to end-users. See Note P to our consolidated financial statements.

(4)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations totaled €5.9 million in 2003 (€5.0 million after tax), compared with €11.1 million in 2002 (€9.6 million after tax), €58.4 million in 2001 (€55.3 million after tax), €40.2 million (€35.5 million after tax) in 2000 and €26.2 million (€17.7 million after tax) in 1999.

(5)	Net working capital consists of total current assets less total current liabilities.

(6)	Includes financial leases. See Note K to our consolidated financial statements.

Exchange Rate Information

     We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.2597 per €1.00, which is the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

     The following table sets forth, for the period indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

Exchange Rates

	Period end	Average(1)	High	Low
1999	0.99	0.94	1.00	0.85
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004:
January	1.25	1.26	1.29	1.24
February	1.24	1.23	1.24	1.21
March	1.23	1.23	1.24	1.21
April	1.20	1.20	1.24	1.18
May	1.22	1.20	1.23	1.18
June (through June 29)	1.21	1.21	1.23	1.20

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for June 2004, in which case the average Noon Buying Rate on June 29, 2004, was used.

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

Risks Related to Our Business

     Current economic and business conditions may lead to the continuation of slower decision-making or reduced corporate spending on information technology infrastructure, which would cause our revenues and earnings to grow more slowly and increase quarterly fluctuation. A weak U.S. dollar may adversely impact the growth rate of other major markets where we operate.

     Over the past several years, the slowdown in general economic growth in Europe has led to a reduction or postponement in corporate spending on information technology infrastructure, including on software applications for Product Lifecycle Management developed by us. This may adversely affect the growth in our revenues and earnings or cause them to decline in some markets.

     The different industrial sectors we serve have different degrees of exposure to this reduction in or postponement of corporate investment, both in terms of intensity and timing, due to their specific investment cycles and sensitivities to short-term economic conditions.

     In addition, a weak U.S. dollar may adversely affect the economic situation in certain major industrial zones outside the U.S. dollar-zone, such as Europe or Asia. In this case our customers may change their outlook for future growth or may decide to delay or cancel their investments, including in our products.

     Errors or defects in our products could harm our reputation and expose us to potential liability.

     Sophisticated software often contains errors, defects or other performance problems when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or at all. Any insurance we carry may only partially offset the cost of correcting significant errors or defects. We may therefore need to expend significant capital resources in order to eliminate or work around errors or defects. Errors, defects or other performance problems in our products may result in the loss of, or a delay in, market acceptance of our products or postponement of customers’ deployment, the diversion of development resources, damage to our reputation and, in turn, may increase service and warranty costs.

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

     Our results of operations can be significantly affected by changes in exchange rates. Exchange rate fluctuations can impact the amount of revenue and the amount of expenses recorded in our statement of income upon translation of other currencies into euro.

     Since market growth rates for our software applications and the revenue growth rates of our significant competitors are computed based on U.S. dollar revenue, such growth rates from period to period may not be comparable to our euro-computed revenue growth rates for the same periods.

     Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record and pay an expense. Any such differences are accounted for in the “Exchange gain/loss” portion of our financial revenue. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk — Foreign currency exchange risk”.

     Our failure to adapt to rapid changes in technology or to develop and introduce new products or enhancements to existing products in a user-friendly way could seriously reduce demand for our products and have a material adverse effect on our financial condition and results of operations.

     Product Lifecycle Management (PLM) software applications are characterized by the use of rapidly changing technologies and innovation. These applications must address sophisticated engineering needs in various areas of product design and production, and must also meet sophisticated process requirements in the area of change management, industry collaboration and cross enterprise work. As a result, our success is highly dependent upon our ability to enhance our existing products and to introduce new products in a cost-effective and timely manner to meet evolving customer requirements.

     Our success is also linked with our customers’ ability to understand, finance and support deployment of such products through their enterprises. This process may include reengineering of some of our customers’ processes and migration of substantial amounts of data. The combination of these technological and organizational challenges, together with the inability or difficulty of our customers to deploy our new products and technologies as they become increasingly complex and pervasive may slow down our customer’s acceptance of our PLM products and delay their investment decisions and production deployments which may in turn adversely impact our results of operations.

     We have committed substantial resources to the development of new products, but we face the challenge of increasingly complex integration of our different functionalities to address the PLM opportunity and, as a result, longer and more difficult industrialization work for new releases and products.

     During the year 2003, approximately 59% of our revenue resulted from licensing of our products to IBM pursuant to a mutually non-exclusive marketing and distribution agreement under which we license products to IBM who then sublicenses the products to end-users. A decision by IBM to cease or reduce substantially its distribution of our products would have an immediate and material adverse effect on our financial condition and results of operations.

     IBM markets and distributes our products worldwide, primarily CATIA, ENOVIA and SMARTEAM, pursuant to a mutually non-exclusive agreement. Revenue generated through our agreement with IBM represented 59%, 61%, and 60% of our total revenue in 2003, 2002 and 2001, respectively.

     IBM markets and distributes our products primarily through IBM PLM, an organization within IBM dedicated primarily to the marketing and distribution of CATIA, ENOVIA and SMARTEAM, and through IBM distribution partners. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing, the selection of marketing and distribution channels and the compensation of its sales personnel and agents.

     Therefore, IBM’s decisions and performance with respect to these matters have a material impact on revenue generated from sales of CATIA, ENOVIA and SMARTEAM products.

     IBM is under no contractual obligation to continue to market and distribute our products. A decision by IBM to cease, freeze, or reduce substantially its marketing and distribution efforts would have an immediate and material adverse effect on our financial condition and results of operations, because we may not be able to establish effective alternative distribution channels rapidly. In addition, establishing such channels would require significant management and financial resources. Furthermore, this agreement does not prohibit IBM from competing with us, marketing and distributing other competing PLM software applications, providing services around other competing PLM software applications, or acquiring or forming a strategic alliance with one or more of our competitors, which could have a material adverse effect on our financial condition and results of operations. Finally, should IBM encounter market perception problems that impact its relationship with the market, this could have a direct effect on the sales of our products.

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

     Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable.

     Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our financial condition and results of operations.

     Other companies or individuals, including our competitors, may have, or obtain copyrights, patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use, or sell our software. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, in such circumstances, a court may decide that we have infringed on the proprietary rights of others. We have received in the past, and may in the future receive, communications alleging possible infringement by us of patents and other intellectual property rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

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

     If any of the above situations were to occur for a significant product, it could have a material adverse effect on our financial condition and results of operations.

     We expect that our quarterly operating results will fluctuate and this could cause our stock price to fluctuate.

     Our quarterly operating results have varied significantly and are likely to vary significantly in the future, depending on factors such as:

•	the number, timing and significance of product enhancements or new products developed by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products and customer order deferrals in anticipation of new or enhanced products introduced by us;

•	the timing and cyclical nature of royalties received from our distribution agreement with IBM;

•	fluctuations in foreign currency exchange rates; and

•	general conditions in our software markets, software applications generally and computer industries and regional economies.

     We may also experience greater fluctuations in our quarterly results, since customer decisions to invest in our products may be affected by short-term economic, political and business conditions.

     A substantial portion of our orders and shipments typically occur in the last month of each quarter and we may therefore experience significant quarterly fluctuations in our results of operations. Additionally, as is typical in the software applications industry, we have historically experienced our highest licensing activity for the year during the month of December. Delays in orders and shipments can affect our revenue and income.

     The trading price of our shares and the ADSs may be subject to wide fluctuations in response to quarterly variations in our operating results and the operating results of other software applications developers in our markets. In addition, capital markets around the world experience from time to time extreme price and volume fluctuations, which may particularly affect the market prices for many high technology companies which have become highly volatile.

     Because we rely on IBM to provide us information as to the level of a significant portion of our revenue, we generally are not in a position to know our revenue for any particular period within the same timeframe as would otherwise be possible. As a result, we may not be able to confirm or adjust expectations as to sales achieved for a particular period as quickly as we otherwise could, or within the same timeframe as some other companies in our industry.

     Accounting standards and rules, and the regulatory environment in general, have become increasingly complex and are subject to change. As a result, changes in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations.

     We report both in French GAAP and in U.S. GAAP and prepare two sets of financial statements. In both France and the United States, the applicable accounting standards and related interpretations are highly complex and continue to evolve. Under U.S. GAAP, the accounting profession continues to review certain provisions of SOP 97-2 and SAB 104, which provide guidance on software revenue recognition, in an effort to provide additional insight into implementation of these provisions. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition, we may be required to modify our accounting policies and business practices, which could have a material adverse effect on our results of operations. Our current revenue recognition policies are described in “Item 5A: Operating Results — Critical Accounting Policies — Revenue Recognition” and Note A to our consolidated financial statements.

     In June 2002, the Council of Ministers of the European Union adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards (IFRS), in preparing their consolidated financial statements effective January 1, 2005. We are currently in the process of preparing for the transition from French GAAP to IFRS. These standards continue to evolve quickly and substantially, and reporting requirements are occasionally contradictory or ambiguous. The outcome of this regulatory uncertainty may result in additional costs to us or adversely affect our financial reporting or results of operations.

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

     Similarly, we have various important sites located in different countries, and serious difficulties in our employee relationships generally at any such sites could also have a negative effect. We generally do not maintain insurance with respect to the loss of our key personnel.

     Continuous growth of our Group, either internally or through acquisitions, adds complexity to our organization and may make consistent management and appropriate visibility with respect to our operations and strategy more difficult. External growth through acquisitions may adversely affect our business or financial performance as a result of, among other things, our inability to integrate such other businesses, products or technologies with our existing business, products and technologies.

     We continue to grow internally in our markets around the world. This continuous growth in terms of revenues, employees and operations creates increasing complexity for us as we take measures to ensure consistency of our various offerings, control of our operations and appropriate follow-up of return on investments.

     In addition, we continue to seek opportunities for external growth. Integration of newly acquired companies or businesses is challenging and it is consuming both in terms of management time and control systems. Financial markets may not support an acquisition. Also, due to regulatory constraints in Europe and in the United States, a planned acquisition might not be realized at all or as anticipated.

     Finally, future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to intangible assets other than goodwill and may generally reduce our operating margin or net income. Goodwill generated by these transactions will be subject to annual or more frequent impairment tests, which may also reduce our operating margin or net income. Acquisition of minority interests might also have to be written off or devalued in our accounts.

     A decrease in prices and a longer sales cycle could negatively impact revenue growth.

     Over the last several years, prices have declined in the technological market and this could continue or accelerate. This price decline is due to competition, low marginal costs and rapid technological change.

     In parallel, due to economic conditions as well as to the complexity of our PLM products, the sales cycle for PLM products has lengthened. As a consequence, predictability over our revenues and their timing between quarters is becoming more complex. We could face a slowdown in our revenue growth as a result.

     Since we have multinational operations, we are subject to certain risks, inherent in international operations, that could adversely affect our financial condition and results of operations.

     As a global participant in the Product Lifecycle Management software applications industry, our business is subject to certain risks inherent in international operations that are beyond our control. These risks include:

•	tariffs, duties, export controls and other trade barriers;

•	unexpected changes in regulatory requirements and applicable laws;

•	the burden of complying with a wide variety of foreign laws and regulations; and

•	political and economic instability.

     Any of these factors could harm our operating results. There can be no assurance that we will not experience material adverse effects with respect to our international operations and sales.

     Our research and production facilities are subject to risks of damage or temporary loss due to both system interference or breakdown and physical harm. The short or long-term loss of the use of these facilities could have a material negative impact on our business, results of operations and financial condition.

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

     Groupe Industriel Marcel Dassault (GIMD), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and currently owns 45% of our outstanding shares and controls approximately 42% of the voting rights. As a result, GIMD continues to effectively decide matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

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

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Item 4: Information on the Company

A. History and Development of the Company.

     We are a leading developer of world-class software solutions using three-dimensional (3D) digital technology. Our strategic mission is to provide software solutions and services that enable our customers to: (i) create more innovative, higher quality products, (ii) develop products more quickly to satisfy market demand, (iii) create and manufacture products more cost effectively and (iv) develop products that better preserve the environment both during their production and when in service.

     We were established in 1981 through the spin-off of a team of engineers from Dassault Aviation, which was developing software to design products in 3D. We entered into a distribution agreement with IBM the same year and started to sell our software under the CATIA brand to automotive and aerospace customers. Through our work with large industrial customers, we learned how important it was for them to have a software solution that would support their product development processes. With this in mind, we enriched our solution to enable the design of “digital mock-ups” which helped our customers reduce the number of physical prototypes and realize significant savings in product development cycle times. The first significant project realized with this new approach was the Boeing 777. We also broadened our targeted industry segments to fabrication and assembly, consumer goods, electrical and electronics, shipbuilding and plant design.

     In 1997, we decided to organize our business in two segments: the “Process-centric” segment with the goal of supporting the end-to-end product development process of customers and the “Design-centric” segment dedicated to customers seeking to design products in 3D. In conjunction with this decision, we acquired SolidWorks with the goal of targeting the significant market of customers designing their products in two dimensions (2D) and looking to take advantage of the power of 3D-design.

     In order to fulfill the mission to provide a real Product Lifecycle Management (PLM) solution for our customers, in conjunction with our internal development, we undertook a series of targeted acquisitions for the Process-centric segment. We acquired the “Product Manager” software and development laboratory from IBM in 1998, which we merged with our virtual product data management application to create the ENOVIA product line.

Following our acquisition of SmarTeam Corporation in 1999 we developed a portfolio of applications across ENOVIA and SMARTEAM in order to manage data product configurations, product lifecycle integration and collaboration. Delmia was launched in 2000 in order to address the digital manufacturing world following a series of three acquisitions, including (i) Deneb, a U.S. company specialized in robotic simulation which we acquired in 1997, (ii) Safework, a Canadian company specialized in human modeling technology, and (iii) Delta, a German company specialized in the development of manufacturing process management software. Both Safework and Delta were acquired in 2000. In 2003 we acquired Athys, a French company specialized in the development of workcell control software. In 1999, we introduced Version 5 (V5), an innovative software platform to develop integrated Product Lifecycle Management solutions. As a result of this new platform, the different applications developed in the companies we acquired, such as DELMIA, as well as the CATIA and ENOVIA product lines, can be integrated to form a consistent Product Lifecycle Management portfolio.

     Currently, our Product Lifecycle Management solutions are organized around four brands: CATIA for product design, DELMIA for digital manufacturing, and ENOVIA and SMARTEAM for product management and collaboration. As part of our PLM solutions, we have also developed Best Practices, a set of tools and methodologies to help customers deploy our software on their particular industry processes. We offer consulting services with the same goal, and distribute our PLM infrastructure under the name of Component Application Architecture (CAA) V5 through Spatial Corp., a U.S. company we acquired in 2000 to help third-party developers build complementary applications to our PLM solutions.

     Headquartered in France, we have a strong international presence. In 2003, 46% of our total revenues were derived from Europe, 29% from the Americas and 25% from Asia. We employed 4,088 people worldwide at December 31, 2003. In Europe/Middle East, in addition to France, we have offices in Belgium, Germany, Israel, Italy, Netherlands, Spain, Sweden, Switzerland and the United Kingdom. In the Americas, we have major subsidiaries headquartered in the United States and Canada and we have offices in Argentina, Brazil and Mexico. In Asia, we have offices in China, Hong Kong, India, Japan, Singapore and South Korea. Moreover, through our “extended enterprise” strategy we have a broader reach around the world through our partnerships in sales, marketing and technology.

     We distribute our solutions through IBM, our strategic partner since our inception in 1981, a network of other distribution partnerships and a direct sales force for certain products. Our partnership with IBM is for the marketing, distribution and support of most of our products. Over the years, our partnership with IBM has been reinforced and has kept pace with changes in both our markets and products.

     We have been listed on Euronext Paris and the Nasdaq Stock Market’s National Market since our initial public offering in 1996.

     Dassault Systèmes is a société anonyme, a form of limited liability company, incorporated under the laws of France. Our company was created on June 9, 1981 for a duration of 99 years and is governed by French company law and related regulations. Our registered office is located at 9 Quai Marcel Dassault, 92150 Suresnes, France, and the telephone number is: 33 (0) 1 40 99 40 99. For a list of our significant subsidiaries, please refer to “— Organizational Structure” below. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

     For a detailed discussion of our business and 2003 Highlights, see “— Business Overview” and “Item 5: Operating and Financial Review and Prospects” below.

B. Business Overview.

     Our strategy is structured around two axes. The first is to enable customers to create innovative products and simulate the whole product lifecycle from their initial concept and design to their maintenance. The second is to allow the broadest array of users to take advantage of three-dimensional technologies as the most intuitive means of working and communicating on industrial products.

     We believe that we are the global leader of the market for Product Lifecycle Management software with an estimated market share of approximately 23% for 2003. Our PLM software applications, solutions and services enable corporations of all sizes to define and manage their products end-to-end from the conceptual stage through the manufacturing process and the product in service. Our software applications address a wide range of products, from every day consumer packaged goods to individual machine parts, automobiles, entire ships, manufacturing plants and commercial aircraft. Our global customer base is composed primarily of companies within seven manufacturing sectors, including automotive, aerospace, fabrication and assembly, consumer goods, electrical and electronics, plant design and shipbuilding.

     Our solutions are mission critical for our customers, enabling them to increase innovation, reduce time to market and reduce costs, as well as to better integrate their product creation and production processes with the needs of their markets. Through the creation of a collaborative environment, a broad range of persons involved in a product’s lifecycle can share, modify, manage and archive complete data about the product and its production use and maintenance on an integrated information platform. Using advanced and breakthrough modeling technologies, including highly sophisticated 3D visualization and Internet technology, our products allow engineers, manufacturing teams, financial planners and other participants to simulate product behavior and manufacturing operations through virtual prototypes rather than actual physical mock-ups, thereby saving significant time and resources, while increasing quality and innovation.

     We organize our business and market our products and services according to customer requirements for two types of applications: the “Process-centric market”, in which customers need to support product development, production and maintenance; and the “Design-centric market”, in which customers need to support product design. Our Process-centric products are organized under our flagship CATIA brand for product creation (CAD/CAE), our DELMIA brand for digital manufacturing process management and our ENOVIA and SMARTEAM brands for virtual product synthesis, collaboration and product lifecycle integration. Altogether, these four brands form our PLM offer and are hereafter referred to as our “PLM software applications”. Spatial Corp., one of our wholly-owned subsidiaries, distributes and supports our CAA V5 development platform. Our Design-centric products are offered under the SolidWorks brand.

Key Business Strengths

     We believe our key business strengths have enabled us to take a leadership role in our industry and increase our market share in each of the last five years.

•	Long-term, integrated relationships with our customers. Our approach has always been to develop long-term partnerships with customers in our targeted industries. We work closely with our customers to involve them in all phases of product development and to identify their evolving needs. Through these close, long-term working relationships, we are able to gain a deep understanding of their product design processes and requirements. We believe this level of knowledge enables us to develop software solutions more closely attuned to the requirements of our customers, and highly suited to the industries we address. In addition to our software solutions, we operate competency centers where we work with numerous industry leaders to develop consulting methodologies and Best Practices with the aim of improving the introduction and deployment of our PLM solutions in response to the increasing demand for expertise and optimization of processes.

•	Substantial commitment to technological innovation. Technological strength has underpinned our market success. Our latest generation software platform for the Process-centric market, Version 5 (V5), enables us to deliver integrated PLM solutions. These solutions have been engineered to optimize industry specific business processes end-to-end. This approach is the result of considerable investment made in working with our customers to understand their required processes and then to deliver applications that support an optimized process. V5 solutions are engineered to provide collaborative workspaces by sharing a common product, process and resource (PPR) model across CATIA, DELMIA and ENOVIA. The PPR model also allows companies to capture, share and reuse knowledge throughout the entire product lifecycle, while the open architecture provided by V5 allows extension and integration of our solutions according to each Company’s specific needs.

Designed specifically for Windows, our technology for the Design-centric market is based on enabling designers and engineers to make an easy transition from 2D drafting tools to a 3D solid modeling environment. Its intuitive Windows user interface enables users to productively employ SolidWorks’ software without extensive training.

•	Brand strategy. We believe that our brand strategy is a key component to our success. The creation of our brand strategy enables us to focus on developing best of breed software in each domain. Our brands in the Process-centric market are designed to address the very specific domain requirements along the product lifecycle. As a result, we are able to develop R&D strategies as well as sales and marketing strategies best suited to the individual domains. At the same time, based upon our V5 platform, we are able to offer an integrated set of solutions to our customers in the PLM market. Our multiple brand strategy also provides significant flexibility to our customers as they are able to choose multiple points of entry depending on their individual needs and requirements. Similarly, in the Design-centric market, our SolidWorks brand and solutions address the specific needs of customers and companies in its market segment.

•	Extended enterprise model. The execution of our strategy has encompassed the creation and growth of an extended enterprise model since our inception in 1981. We have developed a network of partners for marketing, product development and enhancement of customer relations, and we intend to continue to build on our extended enterprise model. Our key alliance has been, and continues to be, with IBM, our strategic partner of 23 years, particularly with respect to distribution of our products. In addition to IBM, we market our solutions through a network of distribution partners and a direct sales force for certain products. We have developed a CAA program with independent software developers to offer complementary applications built upon our V5 platform. Through customer cooperation, we establish a permanent dialogue between our customers and our research and development teams commencing early in the development process in order to ensure responsiveness to market needs.

•	Resilient financial model, with a high level of recurring software revenue. Since our formation we have set for ourselves the objective of generating a high recurring revenue stream and we have had a high level of recurring software revenue each year. For 2003, recurring revenue represented 51% of our total software revenue, with total software revenue accounting for approximately 86% of our total revenue. This high level of recurring revenue contributes to the resiliency of our business, enabling us to continue to invest in critical resources, even during periods of economic slowdowns. We also believe that the high level of recurring revenue enhances our visibility with respect to our future performance.

•	Strong profitability and cashflow from operations. As a result of our business success and market leadership, our financial model reflects a strong level of profitability and significant cash generation from operating activities. Our strong financial position gives us significant operating flexibility.

Growth Strategy

     We believe there are a number of opportunities to grow our business. Our growth strategy addresses opportunities for growth with our Version 5 PLM solutions and our Design-centric solutions. We have outlined below our most significant growth opportunities.

•	Win new strategic customers. Our goal is to have a diversified customer base, composed of both large companies and small and medium-size businesses. With our latest software solutions, we believe there are additional opportunities to grow our business with leading companies within our targeted industrial segments.

•	Extend our CAD penetration within our customer base. Our current CATIA Version 5 software is designed to address the needs of a wide range of users from entry-level to high-end users. In addition, we are expanding the number of applications within CATIA, which then broadens the potential usage of our CATIA Version 5 software.

•	Implement complete PLM solutions with Product Data Management and Digital Manufacturing solutions. Our Product Lifecycle Management solutions bring the benefits of 3D across the entire lifecycle. Our newest solutions include key Product Data Management (PDM) solutions, ranging from collaboration to lifecycle capabilities like change management with SMARTEAM and ENOVIA. We believe the PDM market offers significant opportunities for growth as companies look to adopt a complete PLM solution.

Digital manufacturing is currently an emerging market within Product Lifecycle Management. We address the digital manufacturing market with our DELMIA brand. DELMIA’s software is designed to help manufacturers simulate and optimize manufacturing processes. DELMIA is currently one of the main companies addressing the digital manufacturing market.

•	Extend our penetration of the supply chain in key industries. Our customer base includes many of the leading original equipment manufacturers (OEMs) in the aerospace and automotive industries. Many of these customers have started their migration to our Version 5 platform. We believe their supply chain offers growth opportunities as the environment continues to evolve, with OEMs, particularly in the automotive and aerospace industries, seeking to better integrate design and manufacturing through collaborating more closely with their suppliers. We are seeing more interest in our solutions among supply chain companies in part as a response to the changing requirements of their OEM partners. In addition, our V5 solutions have been designed to address both the needs of large companies as well as small and medium-size businesses.

•	Expand our presence in our target industries. Historically, a large percentage of our revenues have been generated from the automotive and aerospace industries, which together represented approximately 50% of our total revenues in 2003. The fabrication and assembly industry and others is also a significant contributor to revenues, having represented approximately 33% of total revenues in 2003. In addition to ongoing opportunities in our largest target industries, we believe our current software solutions present a good opportunity to increase our presence in the consumer, electrical and electronics, and shipbuilding industries. Additionally, commencing in 2003, we have introduced our first PLM industry solutions that combine a portfolio of products with PLM Best Practices. Our first industry solutions address the automotive, aerospace and electrical and electronics industries.

•	Capitalize on the 2D to 3D migration opportunity. Many designers continue to work within a 2D environment. We believe our solutions, particularly our Design-centric solutions with SolidWorks, are targeted to address the needs of these designers as they migrate to 3D design solutions.

Market Structure and Brands

     We currently organize our business and market our products and services principally according to customer requirements for two types of applications: the “Process-centric market”, in which customers need to support product development, production and maintenance, and the “Design-centric market”, in which customers are primarily focused on product design. In 2003, our Process-centric business represented 83% of our consolidated revenue and our Design-centric business represented 17% of our consolidated revenue.

Process-centric market

     The Process-centric market focuses principally on Product Lifecycle Management applications to create and simulate the entire product lifecycle from initial concept to product in service. We serve it with our PLM offering, which facilitates the simultaneous collaboration of the many different functions involved in Product Lifecycle Management: engineering, strategy, marketing and sales, planning and production, procurement, finance and human resources as well as throughout the supply chain. We believe that our PLM applications help businesses unleash creativity and innovation, reduce development cycle time, store and share product knowledge and ultimately improve quality and competitiveness.

     PLM products and solutions. We serve the Process-centric market by principally offering the following products and solutions:

CATIA, which addresses the digital product creation processes and supports product design, development, engineering and simulation;

DELMIA, which addresses the digital production and manufacturing processes and supports process planning, detailing, simulation, and validation as well as resources modeling and simulation;

ENOVIA, which manages product lifecycle information, including digital mock-up configuration, processes knowledge and resources information;

SMARTEAM, which manages product data information and enables product lifecycle collaboration; and

Spatial, which distributes and supports CAA V5, our open development platform.

     We also offer PLM solutions that, in addition to brand applications, include Best Practices and consulting services packaged to serve specific processes of our target industries, such as PLM Express and industry solutions as discussed more fully below in Brands, Products & Solutions Developments.

     CATIA is our largest software product line as our PLM solution for digital product definition and simulation. It is integrated with DELMIA, our solution for defining and simulating lean digital manufacturing processes, ENOVIA, our solution for managing product lifecycle information, including digital mock-up configuration, processes knowledge and resources information and SMARTEAM, our easy to implement, cost-effective solution for managing product lifecycle collaboration of companies of all sizes.

     CATIA is a fully integrated system that allows users to tailor their product development capability according to their own particular needs. CATIA enables users to build a seamless product development environment in order to simulate the entire range of industrial design processes, from the initial concept to product design, analysis, assembly and maintenance. The CATIA product line addresses key domains, such as: mechanical design, shape design and styling, product synthesis, equipment and systems engineering and machining analysis.

     We believe that CATIA is among the most powerful product design and simulation system in the world as illustrated by the market’s adoption of the digital mock-up process. We believe this leadership position is built on the following differentiating features, including (i) the ability of companies to capture and reuse their corporate knowledge; (ii) breakthrough technologies such as generative design and functional modeling, enabling intelligent morphing of designs across product programs; (iii) a simple and intuitive user interface that optimizes productivity and reduces training time; (iv) full integration of all CATIA applications based on a common PPR model; and (v) our packaging approach that makes CATIA readily scalable from entry-level users to high-end experts. The CATIA V5 product line supports widely available Unix platforms and Windows platforms.

     DELMIA provides comprehensive software applications to enable customers to virtually create, monitor and control flexible, distributed manufacturing processes. Manufacturing process coverage ranges from the concept development phase to shop floor implementation and production management and optimization. DELMIA software can be used to design and simulate the operation of an assembly line and to optimize production processes. DELMIA software allows screen-based simulation and optimization of manufacturing processes from single device work cells to production lines, and from factory material flow to extended enterprise production flow. The DELMIA software family contains process planning, standard time measurement applications, human simulation, robot and machine application simulation, as well as solutions for material flow simulation.

     ENOVIA provides manufacturing companies with a complete set of integrated solutions to implement their digital enterprise, simulating the entire product lifecycle from initial concept to design, synthesis, simulation, manufacturing, production and after-market support. By providing unique collaborative workspaces for engineering, manufacturing and enterprise-wide integration, our ENOVIA solutions enable customers to manage their digital products with configuration at each stage of the lifecycle and simulate industry-specific business processes, with associated resources (e.g., robots, cells, lines, plants). Benefiting from the open V5 platform, and using best-in-class internet technologies, ENOVIA embodies the company-wide PLM backbone, providing a gateway into the digital enterprise for collaboration, visualization, analysis and decision support.

     SMARTEAM software solutions enable product-centric web-based collaboration between teams within extended enterprises of various industry sectors. SMARTEAM’s application portfolio enables organizations and their supply chains to efficiently exchange, track and manage corporate product information all along their lifecycle. SMARTEAM solutions offer an array of integrated, on-line collaboration technologies and provide an affordable, readily customizable, easy to implement solution that can easily be expanded throughout the enterprise as its needs evolve. It can therefore range from collaborative product data management to best-in-class entry access to PLM deployment.

Version 5 technology

     Combining our technological capabilities with our understanding of market needs, we have developed an innovative and open software architecture (Version 5 or V5) first released at the end of 1999. V5 is the technological platform for the development of new products for the PLM market and makes possible a tight integration of CATIA, DELMIA and ENOVIA.

     A major component of V5 is its unique object model, allowing joint/simultaneous definition of products, processes and resources to support multidisciplinary collaboration. It enables dynamic, knowledge-based product creation, engineering and manufacturing processes management and decision support to drive optimized product definition, manufacturing preparation, production and service.

     V5’s open architecture enables other software developers to build on and complement our software application, thus permitting integration of our V5 based products with third-party applications.

     V5 technology provides our PLM products with “scalability”. Scalability allows enterprises of different sizes, and users with diverse profiles, from occasional use to highly sophisticated engineering, to benefit from a fully integrated PLM solution. Scalability is possible with our PLM solutions because they have a common V5 architecture, which allows them to be packaged according to the client’s specific needs and because they promote the usage of industry best of breed standards on which all participants can develop and build their products.

     The following five fundamentals provide the underlying context for the development of our V5 products:

Industry specific business process optimization. Business process optimization can only be achieved by investing time, resources and energy to grasp the underlying manufacturing industries processes. True benefits for manufacturing industries will not be achieved by only accommodating current practices, it will be achieved by understanding the direction in which businesses are being driven and by defining together the processes that need to be realized (Best and Next Practices). Delivering competitive advantage through end-to-end process optimization is achieved by sharing with our customers a common and thorough view of the next breakthrough processes and then realizing them through V5.

Pervasive 3D based communication and collaboration. When people interact in a shared workspace, they understand each other, they communicate with each other and they collaborate in a manner that is uniquely enhanced by the power of 3D. The most significant contribution to collaboration in product development in the past ten years has been digital mock-up (DMU). Pioneered by us, DMU provides an immersive 3D environment where all the participants in the product lifecycle can interact with each other’s designs, thus significantly enhancing communication through rapid exchange, direct-use, simulation and validation. Many major new projects are now being developed by a network of partners spanning corporate and geographic boundaries. It is crucial to have accurate and comprehensive information circulating throughout such networks in order to achieve virtual co-location of all the participants. V5 incorporates breakthrough technologies and delivers capabilities that harness the Internet and corporate information hubs to extend the pervasiveness of 3D across these partner networks. This brings a new level of decision support and collaboration that breaks down the barriers imposed by different partners or geography and further accelerates the product development process.

Unique product, process and resource description and integration model. The lifecycle of a manufactured product extends beyond the product itself to also include the means and methods required to produce and maintain it. At the core of V5 lies a unique technology called PPR that provides an associative model that integrates the product with its processes and resources. PPR also incorporates a virtual product model that captures the requirement view, as well as the logical, functional and physical definitions of the product, processes and resources. With this model, an accurate context can now be established to ensure configuration management, simulation, change propagation and thorough linkage across the lifecycle. True product lifecycle optimization can only occur within this context and this capability is unique within the V5 architecture.

Capturing, sharing and re-applying corporate knowledge. Manufacturing corporations have recognized that intellectual property is increasingly becoming their most valuable asset as competitive pressures place a premium on innovation. Harnessing knowledge to innovate consists of being able to capture or mine knowledge, share it and reuse or re-apply it quickly, accurately and efficiently. The integration of knowledge-based services throughout V5 provides the capability necessary to allow a corporation to harness its knowledge to innovate. V5 applications make a further breakthrough by directly embedding knowledge within the product, process and resource model. Critical industry specific processes are supported by dedicated applications that incorporate Best Practices and design rules. These applications therefore address corporations’ core know-how and aim at in-depth coverage of their unique processes and sub-processes. For example, V5 applications provide full, knowledge-grounded solutions that drive the nuanced conceptual design of a car door, or the aero-elasticity study for an airplane wing design.

Openness and extension through component based architecture and community. The specific needs of each customer require that their PLM solution be tailored, extended and integrated. These requirements necessitate openness and the ability to re-apply components to achieve different behavior or capabilities. The component application architecture provided within V5 has been specifically developed to meet these needs. Built using state of the art object oriented programming languages, including Java and C++, the V5 architecture is similar to other leading-edge software such as IBM and Microsoft platforms. Components are building units that allow the design and implementation of sophisticated and complex software products; they allow software designers to focus on high level conceptual programming and enforce encapsulation of implementation details. This approach allows larger groups of developers to contribute to and enrich the software application system as it evolves. We have thus developed a network of partner companies that offer niche products incorporating specific expertise. By using V5, these partners have a single development platform that ensures delivery of a seamless, integrated software solution composed of both our products and theirs. The component architecture also supports our objective to generalize the market’s use of our technology, an activity that is conducted through Spatial Corp.

     CAA V5 is our robust, open and comprehensive development platform. Our CAA partners are developing, selling and supporting innovative applications that integrate seamlessly with our PLM solutions. Spatial Corp. is the primary channel for distribution and support of CAA V5. Our CATIA, DELMIA and ENOVIA products are based on our V5 technology. Our partners may also choose to benefit from the V5 platform possibilities to connect with other applications, whether these be customers’ applications or other software companies’ applications. We have developed stable and shared interfaces (CAA Authorized APIs) to allow connection with non-V5 applications. The V5 platform supports the use of standards such as WebSphere, Microsoft.net, PROSTEP, ONG, W3C and XHL. Standards are widely created by industry consortia, or by leading industry players for the exchange of data, or user interfaces or formats.

Design-centric market

     The Design-centric market focuses principally on product design. We address this market with our SolidWorks brand. SolidWorks’ mission is to unleash the power of 3D for everyone in product development. Since its founding in 1993, SolidWorks’ software products have been shipped to more than 300,000 products designers, engineers and engineering students worldwide spanning both the commercial and educational markets. The Design-centric market complements the Process-centric market in reaching a far larger number of potential users.

     Design-centric products and solutions. To address the specific needs of the Design-centric market, SolidWorks develops and markets easy-to-use solid modeling, analysis, product data management and 3D online catalogs content solutions that improve productivity for users who previously used 2D applications. Its major product solutions include: (i) SolidWorks Office Professional for organizations that need to manage workgroup design data more efficiently; (ii) SolidWorks Office, which includes a complete design solution with 3D mechanical design software and a full range of design communication and productivity tools; and (iii) SolidWorks 3D mechanical design software.

     In addition to its portfolio of products, SolidWorks has developed SolidWorks Solution Partner Program encompassing software and hardware vendors whose products interoperate with SolidWorks software and provide solutions in specific areas.

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

Customers and Industrial Sectors

     We have a very broad and diversified customer base. We offer our products primarily to the seven industrial sectors listed below, each of which is followed by a sampling of customer names. Our largest customer represented 4% of total revenue, and our five, ten and twenty largest customers accounted, respectively, for 14%, 21% and 28% of total revenue in 2003.

     The table below sets forth the proportion of our revenues represented by sales to our major industrial sectors for 2003, 2002 and 2001. These figures are a percentage of our total sales, comprising both our Process-centric and Design-centric segments.

	Year ended December 31,
	2003	2002	2001
Automotive	33%	35%	34%
Aerospace	17%	16%	17%
Fabrication and assembly and others	33%	33%	33%
Consumer goods and electrical & electronics	13%	13%	13%
Plant design and shipbuilding	4%	3%	3%

	100%	100%	100%

     Automotive. Original equipment manufacturers using our software solutions include:

BMW China Motor Corporation DaimlerChrysler Dong Feng Motor Corp. Ferrari Ford Honda Hyundai Kia Motor Company Irisbus Iveco MAN Nutzfahrzeuge AG MG Rover	Mitsubishi Fuso Truck & Bus Mitsubishi Motors Porsche PSA Peugeot-Citroën Renault Scania SsangYong Motor Company Subaru Toyota Motor Volkswagen — Audi Group Volvo AB Yazaki

Customers in the automotive sector supply chain using our software solutions include:

Aisin Seiki Co.
Autoliv
Behr
Bertone
Bertrandt AG
BorgWarner Automotive
Bosch
Brose Fahrzeugteile
Cimos
Comau Systems
Continental AG
Denso Corp.
Draexlmaier
Edag
Faurecia
Hella
Ichikoh Industries
Italdesign
Kanto Automotive Works
Karmann
Koito Manufacturing
Koyo Seiko
Lear
Magna
Michelin
Paulstra
Pininfarina
Ruecker
Siemens VDO
Sumitomo Wiring Systems
Toyota Gosei
TRW Automotive
Universal Propulsion Co.
Valeo
Williams Controls
ZF

Of the ten teams participating in the 2003 Formula 1 season, seven teams employed our solutions to develop their engines or chassis. These include McLaren-Mercedes, Williams BMW, Toyota Motorsport, Sauber, Bar Honda, Ferrari, and the Renault F1 team.

     Aerospace. Customers in the aerospace sector using our software include:

Aermacchi AgustaWestland Airbus Alcatel Space Alcoa Global Fasteners Alenia Aeronautica Alenia Spazio AVIC BAE Systems Bell Helicopter	KAI (Korea Aerospace Industries) KHI (Kawasaki Heavy Industries) Latécoère Liebherr Litton Guidance & Control Systems Lockheed Martin Loral Lufthansa Technik AG MHI (Mitsubishi Heavy Industries) MTU

Boeing Bombardier Cessna Dassault Aviation EADS El-OP Embraer Eurocopter FHI (Fuji Heavy Industries) Flight Safety International Goodrich Gulfstream Honeywell	NASA Northrop Grumman Piaggio Aero Pratt & Whitney Canada Raytheon Saab Sikorsky Singapore Technologies Aerospace Smiths Aerospace Snecma Stork Fokker Sukhoi Vought Aircraft Industries

     Fabrication & assembly. Customers in the fabrication and assembly sector using our software include a wide range of companies, including heavy equipment manufacturers and industrial machines. Some of our customers are listed below as follows:

Alstom Power
Arburg
Bobst
Bridgestone
Claas
Daewoo Heavy Industries
Elopak, Inc.
F.L. Smidth & Co
FlexLink Systems AB
Framatome
GoodYear
Grundfos
Halla Engineering & Construction
Homag
Industrias Romi S.A.
Iscar
Julius Blum GmbH
Kalmar
Kikuchi Press
Kliklok International
Kobelco Construction Machinery
Krebs
Metso
Michelin
Multivac Sepp Haggenmueller GmbH
NTN
OshKosh Group
Paper Converting Machine Corporation
Philips Oral Healthcare Inc.
Sanyo Machine Works
Scheidt and Bachmann
Schuler
Sidel
Staubli
Sumitomo Heavy Industries
Toyota Industries Corporation
Volvo Construction Equipment
Volvo Penta

Customers in the train industry using our products include: Bombardier Transport, Allusuisse Road & Rail Ltd. and Alstom Transport.

     Consumer goods. Customers in the consumer goods sector using our software solutions include:

AEG
Arc International
Asahi
Austria Gaming Industries
Black & Decker
Bombardier Recreation
Coca Cola
Crown, Cork & Seal
De Longhi
Dorel Juvenile Group
Electrolux
ETA Swatch
Fratelli Guzzini
Gucci
Herman Miller
Isafrance Kärcher Konica Leifheit Metabo Miele Nilfisk Advance Rain Bird Rayovac Samsonite Smoby Solo Golf Werner Ladder Co. Yakima

     Electrical & electronics. Customers in the electrical and electronics sector using our software solutions include:

Alpine Electronics
AMC Centurion AB
Ares Communications Tech
Ascom Monetel
Automatic Systems
Ceragon Networks
Clarion
Gnatus
Grundig
Hubert and Suhner
IBM
IFM Electronic GmbH
Intel Corporation
Johnson Electric
Kinpo Electronics
Legrand
Mars Electronics
Matsushita Electrical Industrial
MDS Sciex
Newport Corporation
Nikon
Pioneer
Promise Technology
Radio Frequency Systems
Sagem
Sanyo Electronics
Siemens
Sony
Sub-Zero
Thales
Wolf Appliance

     Plant design. Customers in the plant design sector using our software solutions include:

Aker Albert Kahn Associates Alstom Power Ansaldo BEI Consol Energy DaimlerChrysler Farnham & Pfile Engineering and Construction Gehry Partners	Haden International ITER Kvaerner METSO Corporation Oceanografia PEMEX Shell Southern California Edison Trinity Industrial

     Shipbuilding yards and operators of passenger and cruise ships. The shipbuilding sector is the most recent segment we have targeted. Our customers include:

Bénéteau General Dynamics Bath Iron Works General Dynamics Electric Boat HDW AG HSD Engines IHI-Marine United MeyerWerft	MHI (Mitsubishi Heavy Industries) Namura Shipbuilding Northrop Grumman Newport News Northrop Grumman Ship Systems Samsung Heavy Industries Universal Shipbuilding Corporation Yantai Raffle Shipyards

     In addition to the seven industrial sectors discussed above, we also offer 3D software components across all industry sectors. Set forth below is a list of customers for our 3D software components:

ABAQUS/CAE by Hibbit, Karlsson & Sorensen, Inc.
Alibre Design by Alibre Inc.
Ansoft Corporation
Cimatron E by Cimatron
Dynamic Designer on CAA V5 (ADAMS) by Applied
    Research Associates
GSCAD by Intergraph Corporation
IronCAD
Kubotek Proficiency LTD (CAA V5) Radan LTD (ACIS) Sandia National Laboratory Space-E by Hitachi Zosen Information Systems Vistagy

Our Extended Enterprise Partnerships

     We have reinforced our extended enterprise approach through our relationships with customers, technological partners, product development partners and cooperation with computer hardware manufacturers.

     IBM partnership. The extended enterprise concept emerged from our partnership with IBM for the distribution of our products. We have had a long-standing partnership with IBM for 23 years that has provided us with deep technical expertise and commercial strength beyond the distribution agreement described more fully below under “—Sales and Marketing”. In the hardware, middleware and consulting services domains, IBM has been a key partner to us. Furthermore, collaboration in several areas of research and development has been the cornerstone of our and IBM’s commitment to technical leadership for the digital enterprise.

     In June 2000, IBM created an organization, known as IBM PLM, for marketing PLM products and services exclusively dedicated to our solutions. This results in a strong platform for marketing CATIA, ENOVIA, DELMIA and SMARTEAM with two specific channels to manage large accounts and small and medium-sized accounts. IBM also manages an important network of dedicated business partners, providing the market with a unique structure for PLM.

     Since January 2002, IBM IGS, the IBM global services organization, has been a Dassault Systèmes Premier PLM Consulting Partner. IBM IGS provides consulting and implementation services to customers in order to drive adoption of our PLM solutions. We collaborate with IBM IGS to develop service offerings related to our PLM solutions.

     Customer partners. We establish a permanent dialogue between our research and development teams and our customers, thereby ensuring product developments that are responsive to market needs. Principally due to the openness of our software applications, we offer our customers the opportunity to develop complementary seamless software applications for internal use. We believe that thousands of applications have been thus developed by our customers to meet their specific needs. In addition, we have created competency centers based on specialized industrial segments to gather information on our customers’ processes and thus help develop additional applications tailored to the needs of each industry.

     In 2003, we continued active development of customer partnerships to specify, evaluate and test process-oriented applications. We also organized user groups and forums in the United States, Europe, Asia and Australia to enable customers to share their experiences with our software products and solutions. Over 10,000 people attended such forums around the world in 2003.

     Technology and development partners. In order to maximize our benefits from available technology, we have established technical collaborations with IBM, Hewlett Packard, SUN Microsystems, Silicon Graphics Inc. (SGI), Intel and Microsoft, as well as prestigious universities. The new technologies included in Version 5 were developed as both native Windows and Unix environments.

     In order to optimize the technology of our products with computer manufacturers’ power in graphics and calculation, we work in close collaboration with the computer hardware industry. In the Unix environment, these partnerships have been active for a number of years with suppliers of IBM, Sun Microsystems, SGI, and Hewlett Packard workstations. We have also set up a certification program with numerous vendors of Windows workstations, including IBM, Hewlett Packard, Compaq, SGI, Dell, Fujitsu Siemens Computers and NEC.

     We have also been working closely with the primary suppliers of virtual reality software applications since 1998 to deliver more leading-edge technologies for innovation. For example, in February 2003, we announced with Immersion Corporation the signing of an agreement under which Immersion will develop a new hand-interaction software suite based on our CAA V5 development platform. The suite, VirtualHand® for V5, will enable CATIA and ENOVIA digital mock-up users to manipulate and feel a 3D digital mock-up in a natural way using their hands and thereby experiencing realistic force feedback while touching or grasping a 3D digital part. Other examples include the tactile design technology of SensAble Technologies, the immersive design technologies of Fakespace, the immersive visualization display of Barco NV, Projection Systems, and the advanced visualization solutions of Panoram Technologies.

     In November 2003, we announced with Intel Corporation and IBM the delivery of an integrated wireless computing platform. The offering equips CATIA V5 certified IBM T40p Thinkpads with Intel Centrino mobile technology to give manufacturers the benefits of wireless computing as they develop new products, whether working in the office, on the shop floor, or in the field while connected to a Hotspot.

     Product development partners. In order to enable software developers to create and market their own software applications using the Version 5 architecture, we set up a CAA program, named the Software Community Program (SCP). This program was launched in July 2001 to provide independent software vendors with open next-generation CAA V5 and with comprehensive support to deliver best-in-class PLM applications to the market that are fully integrated and complementary to CATIA, ENOVIA and DELMIA V5. By using V5, these partners have a single development platform that ensures delivery of a seamless, integrated software tool composed of both our products and theirs.

     The SCP program has been very successful with approximately 140 products based on CAA V5 introduced on the PLM market with V5R12 by 38 independent software companies as of January 2004. Companies which have joined the SCP program in 2003 or early 2004 include: Immersion Corp., ESI Group, TDM Systems GmbH, Fluent Inc., ImpactXoft, IGE XAO, Gehry Technologies LLC, Centric Software Inc. and Noesis Solutions N.V.

     We entered into a strategic alliance with ImpactXoft in 2002 to deliver advanced design collaboration solutions and functional modeling applications within V5. This alliance is leveraging ImpactXoft’s awarding-winning IXSPeeD technology with our Version 5 technology to deliver and market innovative applications that will target Process-centric applications for the electrical & electronics, consumer goods, and fabrication and assembly industries. In September 2003, we extended this alliance and ImpactXoft joined our CAA V5 Software Community Program as a Gold Software Partner. ImpactXoft will deliver a new version of its award-winning IX SPeeD Suite software for Simultaneous Product Development based on our CAA V5 development platform, enhancing functional modeling and collaborative design capabilities.

     In October 2003, we announced jointly with Gehry Technologies, an independent organization created by Gehry Partners’ research group, that Gehry Technologies (GT) will develop and sell PLM solutions to the building industry based upon our CAA V5 development platform. Through the partnership, GT will deliver a suite of products dedicated to the building industries that combine the collaborative 3D design and data management capabilities of PLM with the project experience in 3D collaboration and digital contracting that Frank Gehry gained while building world-renowned structures with CATIA.

     SolidWorks operates a two-tier development partnership program bringing together companies supplying products that are either compatible with or entirely integrated with SolidWorks. SolidWorks extensively tests the integration between products and today, over 250 compatible products are available in many areas, including machining, analysis, simulation and rapid prototyping.

     In 2003, 52 products from 38 SolidWorks’ partners had achieved Certified Gold status. Gold Products are software applications developed by partners, and tested and certified by SolidWorks to ensure high quality, integration and interoperability with SolidWorks software, thereby delivering a higher degree of productivity to our customers. These products are part of the more expansive SolidWorks Solution Partner program that includes over 600 companies worldwide.

     Systems integrators alliances. Our ecosystem of industry alliances also includes a community of consulting firms and systems integrators. These Consulting and Services Partners are able to assist customers to optimize their business processes as well as integrate global PLM solutions in line with best-of-class implementation practices. In addition to the key role played by IBM IGS, this network of consulting and services partners includes AtosOrigin, Axiom Systems, CSC, Incat, Geometric Software Solutions, PCO Technologies, T-Systems and Volvo IT. It is expanding as selected companies with recognized skills and expertise in delivering PLM and integration services are added to the ecosystem.

     Academic relationships. We have established a number of relationships with research centers, universities and schools throughout the world over the years. Some of these academic institutions include: California Institute of Technology, Cambridge University, Georgia Tech, Hong Kong Polytechnic, MIT, Purdue University, Royal College of Art in London, Stanford University, the University of Seoul and the University of Tokyo.

Sales and Marketing

     IBM Channel — Overview. Revenue generated through our marketing and distribution agreement with IBM represented approximately 59%, 61% and 60% of our total revenue in 2003, 2002 and 2001, respectively. Under such agreement, we license CATIA, ENOVIA and SMARTEAM products to IBM, which then sublicenses them to end-users. Since our inception in 1981, our CATIA products, since 1998 our ENOVIA products, and since the Fall of 2001 our SMARTEAM products, have been marketed and distributed principally by IBM pursuant to a mutually non-exclusive agreement. See “Item 3D: Risk Factors — Risks Related to Our Business — During the year 2003, approximately 59% of our revenue resulted from licensing of our products by IBM pursuant to a mutually non-exclusive marketing and distribution agreement under which we license products to IBM who then sublicenses the products to end-users. A decision by IBM to cease or reduce substantially its distribution of our products would have an immediate and material adverse effect on our financial condition and results of operations.” and “— As a result of our strategy of partnering with other companies for product development, marketing and services, our products and business development could be adversely affected if we experience difficulties with our partners.”

     IBM pays us royalties, which approximate 50% of total CATIA, ENOVIA and SMARTEAM license fees invoiced by IBM. IBM may earn an incentive provided it reaches certain royalty growth targets. In July 2002, we entered into our current agreement whereby IBM agreed to significantly increase the resources of the IBM PLM organization and we, in turn, modified the incentive to link it to IBM making such investments. Specifically, under our current royalty agreement with IBM, our initial royalty rate is 50% of the license fees invoiced by IBM and moves down a sliding scale to 46.8% of the license fees invoiced by IBM if IBM meets its resources investment objectives as well as annual royalty growth objectives. The resources investment criteria is expressed as a level of marketing and sales expenses and can lead to an incentive of up to 2% of end-user revenues, and the royalty growth achievement can lead to up to the remaining 1.2%.

     In addition, specifically for DELMIA products, IBM and we have agreed to team together through a cooperative licencing agreement to deliver digital manufacturing software applications to accounts where both IBM and we can bring value. This agreement enables IBM to sub-license DELMIA products to certain customers on a case-by-case basis, while ensuring that the DELMIA specialized sales force maintains the customer support lead.

     IBM Channel — Marketing Structure. Our marketing strategy with IBM is focused on addressing the needs of large companies and small and medium-sized businesses. IBM PLM is an IBM organization exclusively dedicated to the marketing and sales of our CATIA, ENOVIA and SMARTEAM products to large enterprises primarily.

     Small and medium-sized businesses (SMBs) are primarily addressed through a network of IBM business partners devoted to market, on a non-exclusive basis, our CATIA, ENOVIA and SMARTEAM products. Since 2000, we provide additional support to this network of IBM business partners and contribute funds to an enhanced marketing budget in order to ensure more brand awareness for CATIA, ENOVIA and SMARTEAM and to enhance lead generation for the IBM business partners. In early 2004, IBM increased the fees paid to its business partners, which improved their business model, and the support provided to them was reinforced. In addition, we became a Master Agent for IBM in France and Belgium, whereby we manage and provide marketing support to the French and Belgian network of IBM Business Partners.

     Direct Sales Channels. DELMIA’s products are marketed by a direct sales force, which is complemented primarily by resellers. In some geographic markets, and in addition to the IBM sales channel, SMARTEAM uses a direct sales force to market and sell its solutions.

     Indirect Sales Channels. SolidWorks’ products are marketed by a network of independent resellers specifically focused on the local markets in 100 countries around the world. DELMIA’s solutions are also sold by a network of business partners. SMARTEAM’s products are also marketed and sold in part by resellers, including recently added Avatech Solutions.

2003 Highlights

Selected Major Customer Developments

     SAMSUNG HEAVY INDUSTRIES — In January 2003, SHI, a key member of Korea’s Samsung Group, delivering a broad range of services in the shipbuilding industry, announced that they will invest in a Digital Shipbuilding Development System using DELMIA software to simulate and optimize the entire shipbuilding lifecycle process in a virtual environment from the initial stage to the launch.

     FORD — In February 2003, we announced, jointly with IBM, that Ford Motor Company has decided to purchase and integrate our PLM solutions, including CATIA V5 and ENOVIAvpm software, into the automaker’s design and manufacturing processes. Ford will integrate these solutions into its next generation C3P (PLM) systems environment across the company.

     DAEWOO HEAVY INDUSTRIES & MACHINERY LIMITED — In February 2003, Daewoo Heavy Industries & Machinery Ltd announced that they will integrate our PLM solutions to enhance their product development platform. Using CATIA V5 and ENOVIA Lifecycle Applications solutions, Daewoo Heavy Industries & Machinery Ltd will consolidate its collaboration environment and maximize efficiencies surrounding the development of products such as forklifts or passenger car engines.

     BERTRANDT AG — In April 2003, Bertrandt AG, a leading engineering services provider for the automotive industry, announced the selection of our PLM solutions to maximize the efficiency of its development platform. Integrating the ENOVIA Lifecycle Applications solution with the existing CATIA-based development environment, Bertrandt AG’s teams will share design information in real time across the extended enterprise and with international partners and automotive manufacturing customers.

     CHINA MOTOR CORP — In May 2003, China Motor Corp, Taiwan’s leading automotive manufacturer, announced it had selected DELMIA software to further improve an important pioneering digital factory project. Adding DELMIA digital manufacturing solutions to CATIA and ENOVIA solutions already used in production, China Motor Corp will now benefit from this global PLM approach.

     YANTAI RAFFLES — In July 2003, IBM and we announced that Yantai Raffles Shipyard (YRS) had acquired our Product Lifecycle Management Shipbuilding Solutions. With the integrated PLM platform, comprised of CATIA V5 for collaborative virtual product development and ENOVIA Lifecycle Applications and ENOVIA Portal 3d com for real-time product data management, YRS is already realizing the benefits of seamless sharing of vessel lifecycle information between product development teams in the company. The advanced PLM solution has enabled the shipyard to streamline design processes for its vessels, from floating storage and off-take ships to oilrigs and luxury yachts.

     BMW — In July 2003, IBM and we announced that BMW was developing a new vehicle program with our Product Lifecycle Management technology and software. Using CATIA V5 for collaborative product development and ENOVIA for product data and lifecycle management development, BMW Group is reusing standard vehicle components to create multiple variants that can be morphed from one model to the next. Integrating all product information throughout the vehicle development lifecycle, the new PLM platform is therefore set to boost operational efficiency, increase collaboration between development teams, reduce time to market, and ultimately deliver better premium vehicles for increased customer satisfaction.

     PACKSYS GLOBAL LTD — In August 2003, PackSys Global Ltd, an international company specializing in packaging machine engineering, announced it had standardized on SolidWorks 3D mechanical design software for its worldwide operations. PackSys Global will use SolidWorks software in Thailand and Switzerland to design packaging machines with up to 10,000 parts or more.

     AVIC-I — In October 2003, IBM and we announced that the First Aircraft Institute of AVIC-I (FAI), a leading Chinese aircraft research institute, has selected our PLM solutions to develop China’s Advanced Regional Jet Program, ARJ21. With CATIA V5 for collaborative product design and digital mock-up creation, and ENOVIAVPM for product data and process management, AVIC will enable the institute’s engineering teams to share data and work in a common 3D development environment across its multi-site operations.

     KINPO ELECTRONICS — In November 2003, Kinpo Electronics Inc, the world’s leading manufacturer of calculators, announced it had implemented CATIA V5 to help significantly shorten its product design time. The collaborative product development application has enabled Kinpo to launch new calculator, digital voice recorder, digital still camera, global positioning systems and cable modem products on the market within a very short product lifecycle time.

     LIEBHERR AEROSPACE — In December 2003, Liebherr Group’s aerospace division, a key global aerospace supplier, announced that it will implement our PLM solutions for product data management company-wide. Liebherr Aerospace provides the world’s major aircraft manufacturers with aircraft control, hydraulic, landing gear, air conditioning and ventilation systems. To support company growth, Liebherr Aerospace chose SMARTEAM, as a collaborative application robust enough to manage and share the product data of its wide range of offerings between both of its European production centers and also with its customers based around the world.

     CLARION ELECTRONICS — In December 2003, Clarion Electronics announced that its Malaysian subsidiary’s use of our PLM solutions has led to a 50% reduction in its design cycle time, and helped the car-audio electronics manufacturer to bring products to market faster. Clarion deployed CATIA V5 technology to streamline product development, efficiently reduce design time and penetrate new markets.

     THE BOEING COMPANY — In February 2004, the Boeing Company and we announced that we were partnering to accelerate the development of the Version 5 Product Lifecycle Management platform. The enhanced PLM solutions will enable Boeing and its partners to implement the digital tools and processes necessary to meet the challenges of the new technologically advanced 7E7 aircraft. Working together, we are creating a virtual collaborative development workspace known as the 7E7 Global Collaboration Environment where Boeing and all its partners will design, build and test the 7E7 airplane and its manufacturing processes digitally before production begins using the full suite of our PLM software solutions.

Brands, Products and Solutions Developments

     During 2003, we introduced two new PLM releases:

     V5R11 “Built-in Reality” — Announced in April 2003, CATIA, DELMIA, ENOVIA and SMARTEAM V5R11 are characterized by the high value-added capabilities V5R11 delivers to create realistic, effective PLM solutions. “Built-in Reality” denotes the exceptional level of realism attainable in product and process anticipation provided by this new release and is achieved through four concepts: (1) Predictive PLM — What will a product look like? How will it age? Through significant enhancements in CAE analysis and new partner solutions that take into account the physics of materials, V5R11 enables customers to better simulate the functioning of a future product and hence reduce the risk of potential problems; (2) Engineering of Emotion — V5R11 offers new tools to engineer the emotional content of a product with improvements in Class A surfacing, a novel approach for virtual clay modeling, and a light Digital Mock-up Navigator for broader appearance testing with marketing specialists, customers, and end-users; (3) Secure IP Circulation — V5R11 delivers enhanced security and authentication mechanisms for intellectual property within collaboration and collective decision-making processes; and (4) PLM for All — V5R11 offers strengthened entry PLM for companies or departments across all industries that are considering upgrading from 2D design practices with the option of directly embracing true PLM.

     V5R12 “Collaborative PLM for on-demand businesses” — Announced in September 2003, CATIA, DELMIA, ENOVIA and SMARTEAM V5R12 introduces the next step in the evolution of our PLM portfolio and allows critical PLM components to be merged in collaborative workspaces enabling lifecycle management and product design activities to be conducted in parallel while ensuring synchronization of collaboration in the context of correct, up-to-date data. New capabilities in ENOVIA Portal 3d com, including enhanced CATIA-ENOVIA integration, permit 3D product information to be shared in real-time through web portals. This new release enables companies to move one step closer to becoming on demand businesses. It helps them focus on their products, become more agile, deliver right-to-market products, and achieve lean manufacturing. The new V5R12 product portfolio brings business value to manufacturers in the following important areas: (1) Core Business: V5R12 delivers built-in lifecycle management functions that enable designers to focus on the creative aspects of their jobs while complying with standard corporate processes; (2) Content for Collaboration: V5R12 integrates 3D product visualization functions and navigation within related manufacturing data (process and resources) into standard web portals; (3) Requirement & Specifications: V5R12 incorporates revolutionary functional modeling technology from pioneering software company ImpactXoft; and (4) Manufacturing Resources: V5R12 offers a unified workspace that connects product creation and manufacturing resources definition to help companies make cost-efficient production decisions. Finally, the V5R12 portfolio is designed to utilize industry-proven PLM methodologies to optimize the manufacturing process.

     In addition to our new PLM releases in 2003, we also introduced PLM industry solutions and PLM Express solutions discussed below. PLM industry solutions are defined as a combination of dedicated products, Best Practices and consulting services suited to specific markets, with our initial solutions addressing the aerospace, automotive and electrical and electronics industries.

     We introduced a PLM industry solution for aerospace manufacturers based on proven PLM Practices. The Best of Breed Structure Engineering solution integrates the activities and processes required to design and manufacture structural aircraft parts and assemblies (e.g., sheetmetal, machined, and composite parts), as well as the corresponding tools required to build them.

     In the automotive industry, we introduced the Generative Car solution, which is a comprehensive offering that applies to all facets of automotive development processes, including body, interior and exterior trim, chassis, powertrain, electrical, and vehicle synthesis and assembly. The Generative Car solution consists of a set of integrated products from CATIA, ENOVIA, and DELMIA, combined with a set of IBM Best Practices and DS PLM Practices developed for the automotive industry. It enables automotive manufacturers and suppliers to leverage valuable corporate knowledge in order to meet market demands for an ever-increasing number of vehicle models. It permits simultaneous engineering, fast design change, and seamless processes from early styling to manufacturing definition.

     For the electrical and electronics (E&E) industry, we introduced the first in a series of E&E industry-specific PLM solutions. The Integrated Mechanical Product Development for Electronics (IMPD) solution is intended to speed mechanical product development while strengthening innovation and consists of a set of integrated products from CATIA and SMARTEAM, combined with a set of PLM Practices developed for the E&E industry. The solution links the applications and disciplines involved in mechanical product development and enables manufacturers to reuse valuable corporate intellectual property. Specifically, IMPD streamlines mechanical product development operations by increasing the amount of semantic data exchanged between applications and development disciplines such as style, design, manufacturing, and analysis. It allows them to explore more design possibilities in less time, capture and reuse existing features or assemblies made context sensitive, keep automatic links between part and mold design, create designs in accordance with corporate standards through automatic guidance, and take into account quickly and seamlessly the results of digital simulation and analysis.

     During 2003, we, jointly with IBM, introduced PLM Express solutions for small and medium-size businesses. These solutions combine CATIA Version 5 and SMARTEAM, and have been designed (including new functionalities) to address the needs of specific manufacturing segments including industrial components, tooling suppliers, industrial machinery, mobile equipment, plastics manufacturing and consumer goods.

     Spatial. In May 2002, Spatial became the primary channel for sales and marketing of our CAA V5 platform to software developers. We benefit from Spatial’s specific sales expertise to distribute our Product Lifecycle Management development technologies and to accelerate the development of value-added third-party applications based on our CAA V5 platform. As of the end of 2003 Spatial had added 30 independent software developers to the CAA V5 platform under Spatial Adopter agreements. In May and September 2003, Spatial completed the R11 and R12 releases of its complete 3D subsystems portfolio, including key improvements for its 3D ACIS Modeler (“ACIS”) in performance, modeling, quality and robustness. Spatial also announced in November 2003 the support for 32- and 64-bit AMD Opteron™ Processor, demonstrating its key commitment to assist companies in their transition to 64-bit technologies and platforms.

     SolidWorks. In July 2003, SolidWorks announced its new product line, SolidWorks 2004, featuring more than 250 customer-requested enhancements, including performance that is an estimated 15 times faster than competing midrange software. By significantly accelerating large assembly processing and automating hundreds of tedious tasks, SolidWorks 2004 unleashes designer and engineer creativity to make better, more attractive, more marketable products in a fraction of the time some competing software takes. New important areas include drawing automation, lightweight assembly management allowing users to work on assemblies with thousands of parts, welding handling with a revolutionary weldment environment for the first time simulating how designers really work, and seamless integration with COSMOSWorks analysis software. SolidWorks 2004 also offers new best in class capabilities for sectors such as consumer product design and mold design.

Competition

     Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in most product areas include UGS and PTC. We compete principally with Tecnomatix Technologies, Ltd. in manufacturing process management. For our Design-centric products, our main competitors include Autodesk, Inc., PTC, and others. In the area of collaborative commerce, we also compete with several supply-chain management software providers, as well as other enterprise software vendors, including Agile Software Corporation, i2 Technologies, Inc., MatrixOne, Oracle, SAP and Siebel Corporation. In addition, numerous specialist software developers compete with us in niche applications.

     We compete in our various product lines on the basis of product features, product coverage and optimization, price, openness, customized design, marketing, sales and technical support. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products, product performance and quality, pricing, customer service, and industry trends.

C. Organizational Structure

     Dassault Systèmes SA is the parent company of the Dassault Systèmes Group with two primary functions: first, it provides certain centralized services to all the companies within the Group and in this role operates in a fashion similar to a holding company. Second, the parent company is also the largest operating company of the Group, responsible for the development of our CATIA and ENOVIA software and the CAA V5 platform.

     As the parent company for the Group, Dassault Systèmes SA defines the Group’s strategy and operating plans. The executive management team is located at the parent Company’s principal office in Suresnes, France, which is also the headquarters for Dassault Systèmes. The parent company directs the following activities from its principal office: finance, investor relations, communications, legal, human resources, and information technology, as well as our global research and development strategies and management of our strategic partnership with IBM. The costs of providing centralized services are billed back at their actual costs to the respective subsidiaries using these services. The total amount charged back to subsidiaries was €1.5 million in 2003, €1.5 million in 2002 and €1.7 million in 2001. With respect to the assets of the Group, the assets largely rest with the respective subsidiaries using such assets for the development of software and services.

     The following table lists our principal operating subsidiaries and certain additional information.

	Proportion of	Country of
Subsidiary	Ownership Interest	Organization
Delmia Corp.	100%	United States
Enovia Corp.	100%	United States
SmarTeam Corporation Ltd.	100%	Israel
SolidWorks Corporation.	98.5%	United States
Spatial Corp.	100%	United States

     While our parent company accounted for 57% of total revenue, SolidWorks was our only subsidiary that accounted for more than 10% of total revenue in 2003. SolidWorks revenue, which represents the total revenue of our Design-centric segment, accounted for 18% of total revenue in 2003. The results and activity of our Design-centric segment are discussed further below in “Item 5 — Executive Overview” and “Item 5 — Results of Operations — Revenue and Operating Income by Segment — Design-centric”. For a list of our other principal direct and indirect subsidiaries, see Note R to our consolidated financial statements.

D. Property, Plant and Equipment.

     We partially own and partially lease our principal executive offices in Suresnes outside Paris, France. We lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, Israel, Japan, Canada and the United Kingdom. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

     We believe that we are not exposed to substantial risks relating to the environment due to the nature of our business. On the contrary, our products contribute to the protection of the environment since they are designed to replace the construction of physical mock-ups and to reduce the environmental issues that are common to all industries.

     We are insured under various global insurance policies, managed centrally. These policies provide coverage for significant risks and activities related to our operations, including damage to property, product liability, intellectual property, directors’ and officers’ liability, and global electronic errors or omissions. We believe that the guarantees provided for by these insurance policies amount to sums proportionate to the risks involved.

Item 5: Operating and Financial Review and Prospects

A. Operating Results.

     You should read the following discussion together with our consolidated financial statements and the related notes included in this annual report on Form 20-F.

Summary Financial Results

     In 2003 total revenue decreased 2.5% to €754.8 million from €774.1 million in 2002, but in constant currencies total revenue increased 5%. Software revenue decreased 3.6% to €645.6 million, but increased 4% in constant currencies. Service revenue increased 4.8% to €109.2 million in 2003 and increased 13% in constant currencies. Process-centric revenue, accounting for 83% of our consolidated revenue, decreased 2.9% in 2003 to €629.1 million (excluding €1.4 million of inter-segment sales) and included PDM revenue, which increased 14.4% to €94.6 million. In constant currencies, Process-centric revenue increased 2% and PDM revenue increased 21% in 2003. Design-centric revenue, accounting for 17% of our consolidated revenue, amounted to €125.7 million in 2003 (excluding €0.4 million of inter-segment sales) compared to €126.4 million in 2002 (excluding €0.5 million of inter-segment sales). In constant currencies, Design-centric revenue increased 17% in 2003. Operating income totaled €212.7 million, representing an operating margin of 28.2% in 2003, compared to €203.0 million, representing an operating margin of 26.2% in 2002. Net income totaled €135.4 million or diluted net income per share of €1.18 in 2003, compared to €126.4 million or €1.09 per share in 2002, representing an increase of 8.3% on a per share basis.

     Excluding amortization of intangibles incurred in business combinations (“acquisition costs”), our net income for the year ended December 31, 2003, totaled €140.4 million with diluted net income per share of €1.22, compared to

€136.0 million or €1.17 per share in 2002, representing an increase of 4.3% on a per share basis. We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding acquisition costs, as defined above, is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. See “— Results of Operations — Breakdown of Revenues” and “— Consolidated Data”.

     See our discussion of non-GAAP financial measures in “Growth on a constant currency basis” and “Results of Operations”.

Executive Overview

     We set two key objectives at the outset of 2003. The first was to increase our market share within the PLM market. Our second objective for 2003 was to increase our operating margin before acquisition costs by approximately one percentage point while also continuing to invest in growing our research and development resources. We were pleased to accomplish these objectives.

     Market position. In U.S. dollars (used by industry consultants to measure market share), our revenues increased 17% in 2003, leading to an estimated market share gain of two percentage points to an estimated 23%. We were ranked number one in PLM in 2002 with a market share of 21% and believe we continue to be number one by a solid margin for 2003.

     Operating profitability. Our second key objective was to improve our operating margin before acquisition costs by one percentage point in 2003. This objective was achieved with our operating margin before acquisition costs improving 1.3 percentage points to 29.0% for 2003, from 27.7% in 2002. And on a constant currency basis, we also increased our operating margin before acquisition costs by 1.0 percentage point. We achieved our objective by focusing on improving the efficiency of our operations while continuing to invest in our business. We increased average staffing by 3.5%, with a strategic focus on increasing research and development. Our average staffing in research and development increased 5.4% in 2003 and represented 49% of our average employee base for 2003.

     Growth on a constant currency basis. The significant currency movements in 2003 masked the underlying improvement in our level of activity. We absorbed a seven-percentage point reduction in our revenue growth rate due to the strengthening of the euro. As reported, total revenue decreased 2.5% to €754.8 million for 2003, with software revenue decreasing 3.6% to €645.6 million for 2003. However, total revenue and software revenue increased 5% and 4%, respectively, in constant currencies for 2003. More particularly, our PDM business increased 21% and our Design-centric business increased 17% in constant currencies. From a regional perspective, we experienced strong growth in both the Americas and Asia, with revenues from the Americas growing 15% and Asia growing 14% in constant currencies.

     We use constant currency revenue growth to evaluate our financial performance in comparison to prior periods and as a measure of expected growth in planning and in setting objectives for future periods. We believe this measure is an important indicator of our progress and outlook because it provides a better gauge of the level of change in business activity as it eliminates any changes arising solely from currency fluctuations. The U.S. dollar weakened 20% against the euro for 2003, with the U.S. dollar to euro average exchange rate of $1.13 per euro for 2003, compared to $0.94 per euro for 2002. The Japanese yen weakened by 11% versus the euro resulting in a Japanese yen (JPY) to euro average exchange rate of JPY131 per euro for 2003 compared to JPY118 per euro for 2002. See “Item 11 — Foreign currency exchange risk.”

     The decreases in the value of the U.S. dollar and Japanese yen in 2003 negatively impacted our operating profit and earnings per share. The total currency impact on operating profit before acquisition costs was €14.4 million or 7% of total operating profit excluding acquisition costs, with €7.0 million attributable to the U.S. dollar and €7.4 million arising from the Japanese yen. On a constant currency basis and excluding acquisition costs, operating profit increased 9% in 2003.

	Year ended December 31, 2003
		Operating	Operating	Operating
	Revenue	Expenses	Income	Margin
	(in millions of euro, except %)
Information on a reported basis	754.8	542.1	212.7	28.2%
Growth	(2)%	(5)%	5%	2 percentage points
Amortization of intangibles incurred in business combinations	0.0	(5.9)	5.9	—
Excluding amortization of intangibles incurred in business combinations	754.8	536.2	218.6	29.0%
Growth excluding amortization of intangibles incurred in business combinations	(2)%	(4)%	2%	1 percentage point
US$ impact US$/€ from $0.94 to $1.13	45.1	38.1	7.0	—
JPY/Won impact JPY/€ from JPY118 to JPY131	12.0	4.6	7.4	—

Total	57.1	42.7	14.4	—
Excluding amortization of intangibles incurred in business combinations and currency exchange impact	811.9	578.9	233.0	28.7%
Growth excluding amortization of intangibles incurred in business combination and currency exchange impact	5%	3%	9%	1 percentage point

     Changes in the value of foreign currencies compared to the euro also had an impact on our short-term assets, as those held in foreign currencies are translated to euro at the end of period exchange rate. This impact is taken into account in “Financial revenue and other — net”. In total, the weakening of our major foreign currencies resulted in a €0.13 reduction in earnings per share (EPS), excluding acquisition costs to €1.22 per diluted share. As a result, we reported a growth rate for earnings per share, excluding acquisition costs of 4% for 2003 rather than 15%.

	Year ended December 31, 2003
	Net Profit	EPS
	(in millions of euro, except %
	and per share data)
Information on a reported basis	135.4	1.18
Growth	7%	8%
Amortization of intangibles incurred in business combinations	5.9	0.05
Tax on amortization of intangibles incurred in business combinations	(0.9)	(0.01)

Excluding amortization of intangibles incurred in business combinations	140.4	1.22
Growth excluding amortization of intangibles incurred in business combinations	3%	4%
Currency exchange impact on operating income	14.4	0.13
Currency exchange impact on financial revenue and other	8.1	0.07
Tax on currency exchange (tax rate = 35.7%)	(8.0)	(0.07)

Total	14.5	0.13
Excluding amortization of intangibles incurred in business combinations and currency exchange impact	154.9	1.35
Growth excluding amortization of intangibles incurred in business combinations and currency exchange impact	14%	15%

     We calculate changes in revenues and expenses on a constant currency basis by applying 2002 average market exchange rates to 2003 balances. We have used the same methodology for the comparison of prior periods. For 2002, the average annual exchange rate for the U.S. dollar to euro was $0.94 to €1.00 and the average annual exchange rate for the Japanese yen to euro was JPY118 to €1.00. For 2001, the average annual exchange rate for the U.S. dollar to euro was $0.90 to €1.00 and the average annual exchange rate for the Japanese yen to euro was JPY109 to €1.00.

     Quarterly Trends. Our revenue performance improved as 2003 progressed with year over year growth comparisons improving with each quarter of the year. We saw an improvement in revenue growth on an as reported basis and in constant currencies. Revenue in the second half of the year increased 8% compared to a 3% increase in the first half of the year, on a constant currency basis.

	Year ended December 31, 2003
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(Unaudited, in millions of euro, except %)
Revenue	169.4	181.3	176.3	227.8	754.8
Growth	(7)%	(5)%	0%	2%	(2)%
US$ impact	11.4	12.8	7.7	13.2	45.1
JPY/Won impact	2.6	4.0	3.6	1.8	12.0
Revenue excluding currency exchange impact	183.4	198.1	187.5	242.8	811.9
Growth excluding currency exchange impact	1%	4%	7%	8%	5%

     Our improvement was also reflected in our seat growth performance during 2003. For the full year, total seats licensed decreased 1%. However, while seats licensed decreased 9% for the first half of the year, total seats licensed increased 8% during the second half of the year.

     Recurring Revenue. An important attribute of our financial model is our high percentage of recurring revenue. We have had, and continue to have, a high level of recurring software revenue. In 2003, recurring revenue represented 51% of our total software revenue, which in turn represented 86% of total revenue.

     Financial Position. We continued to have a strong financial position, with cash and short-term investments totaling €439.7 million at December 31, 2003. During the year, we added on a net basis €51.3 million to cash and short-term investments. This figure is after cash dividends totaling €37.2 million and stock repurchases totaling €29.5 million in 2003.

     Economic and Other Business Indicators. A number of factors have an influence on our revenue growth rate, including economic factors. The overall economic environment has an impact on the level of activity of our businesses. As a software company, we also look at overall information technology spending. In addition, our customers are largely composed of manufacturing companies. We, therefore, find it useful to look at industrial investment spending trends. In Europe, which represented approximately 46% of our revenues in 2003, industrial spending has trended down for two consecutive years and this clearly had an impact on our results in the region. However, we are also a critical tool for innovation and productivity gains for our customers. Therefore, in the Americas, in spite of modest levels of investment spending in the U.S., for example, in 2003, we had strong revenue growth of approximately 15% in constant currencies. We have experienced strong revenue growth in Asia, in part explained by the good level of industrial investment spending in Japan, and the decision to invest in productivity gains that we bring to manufacturers. For 2003, business investment increased 2.8% in the U.S. and 8.7% in Japan, while it declined 1.7% in France. Industrial production increased 0.3% in the U.S., 3.2% in Japan, and 0.2% in Germany, while decreasing 0.8% in France for 2003. Overall growth in the economy as measured by GDP was 3.1% in the U.S. and 2.3% in Japan for 2003, while France grew only 0.1% and Germany decreased 0.1%.

     In addition to economic indicators, our level of business activity is also affected by structural trends within the end markets we address. For example, in the automotive and aerospace industries, spending decisions in part reflect the timing of the introduction of new automotive processes or plans for new aircraft programs.

Financial Overview

Revenue.

     Our total revenue is comprised of software licensing and service and other revenue. Our primary source of revenue is derived from the licensing of our software products, which accounted for 86%, 87% and 86% of our total revenue in 2003, 2002 and 2001, respectively. Our software solutions are marketed and distributed principally by IBM, as well as through a network of other distribution partners and a direct sales force for certain products. We generate service revenue through the consulting and technical assistance we provide to our customers. Revenue generated through our marketing and distribution agreement with IBM represented approximately 59% of our total revenue in 2003 compared with 61% in 2002 and 60% in 2001. See “Item 4B: Business Overview — Sales and Marketing” and “— Operating Results — Results of Operations — Breakdown of Revenues”. The royalties we receive from IBM for their distribution of CATIA, ENOVIA, SMARTEAM and DELMIA products include both up-front license fees and royalties related to periodic fees corresponding to either rental arrangements or maintenance.

     We also sell our CATIA, ENOVIA, SMARTEAM and DELMIA products either directly or through other partners. They are mainly licensed under one of two payment structures: (i) “rental” licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) “primary fee” licenses, for which the customer pays an initial fee (a “primary” fee). Customers who pay a primary fee subsequently pay periodic fees (generally annual). For both forms of license, periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. For a breakdown of revenue between initial fees and periodic fees, see Note C to our consolidated financial statements.

     Software licenses offered by SolidWorks require the payment of a one-time fee. Access to upgrades and maintenance require payment of an annual subscription fee.

     For software components sold by Spatial, we receive license and maintenance fees as well as royalties on revenue derived from the sale of software products including embedded Spatial components.

     Recurring software revenue represented 51%, 48% and 45% of total software revenue in 2003, 2002 and 2001, respectively. Recurring software revenue is comprised of rental fees (mainly to large customers) and maintenance fees.

     We generate service revenue mainly from consulting services in methodology and engineering services. In addition, we generate service revenue from sales activities as an IBM partner in France, Belgium and Switzerland, where we act (through one of our French divisions and through our Swiss subsidiary) as IBM’s commercial partner for the sale of CATIA, ENOVIA and SMARTEAM licenses. We record the commissions we receive from IBM for this activity as service revenue. The division in charge of this activity also resells computer hardware, but in this case we record only the gross margin from the sales as service revenue.

Expenses.

     Research and development expenses represented 29%, 29% and 28% of total revenue in 2003, 2002 and 2001, respectively. Research and development expenses primarily include personnel costs for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.

     Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.

     Marketing and sales expenses represented 22%, 22% and 22% of total revenue in 2003, 2002 and 2001, respectively. Marketing and sales expenses are derived principally from our marketing activities in support of IBM and the SolidWorks, DELMIA, SMARTEAM and Spatial direct and indirect sales channels. We also incur marketing and sales expenses from our activities as an IBM business partner in France, Belgium and Switzerland. Marketing and sales expenses primarily consist of personnel costs, travel expenses and marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions.

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

Critical Accounting Policies

     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make certain assumptions and judgments. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition.

     We recognize revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB-104”) and other authoritative guidance. Although we believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB-104, the accounting profession continues to discuss various provisions of these guidelines with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to changes in our revenue recognition policies. Our operating results and financial position may be impacted by changes in these policies. See Note A to our consolidated financial statements and “Item 3 — Risk Factors — Risks Related to Our Business — Accounting standards and rules, and the regulatory environment in general, have become increasingly complex and are subject to change. As a result, changes in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations”.

     Under our arrangement with IBM, royalties from products distributed by IBM are recognized when IBM recognizes revenue and reports such revenue to us. The reporting of IBM activity is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences that may have occurred during the preceding year. Such differences generally result from interim reporting which occasionally either overstates or understates the number of software license transactions with a group or groups of end-user customers. We monitor the possible differences based upon historical trends and known specific situations, and defer the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made. Due to the volume of revenues generated from our marketing and distribution arrangement with IBM, significant audit adjustments could have a material impact on our results of operations.

Accounts receivable.

     Accounts receivable consist primarily of amounts due to us from our normal business activities. We maintain an allowance for doubtful amounts to reflect the expected uncollectibility of amounts receivable. These estimates are based on bad debt write-offs, specific identification of probable bad debts based on collection efforts, aging of accounts receivable and other known factors. Actual results could differ from those estimates. Changes in these estimates are recorded when known and could impact our operating results and financial position.

Taxes.

     We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

Investments.

     We hold minority interests in and also grant loans to companies having operations or technology in areas within our strategic focus, some of which are publicly traded and have highly volatile share prices. We record an impairment charge when we believe an investment or a loan has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these companies could result in losses or an inability to recover the carrying value of the investments or loans that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

New Accounting Pronouncements

SFAS 132-R.

     In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (SFAS 132-R). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in the previously issued SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original statement about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. We have adopted the disclosure provisions associated with domestic plans, effective December 31, 2003. We will adopt the disclosure provisions for foreign plans in the fiscal year ending December 31, 2004, as required. Adoption of the provisions did not and will not have an impact on our financial position or results of operations for the years ended December 31, 2003 and 2004, respectively.

FIN 46.

     The FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003 and released a revised version of FIN 46 in December 2003. FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support. The consolidation requirements of FIN 46 are effective: immediately for all variable interest entities created after January 31, 2003; as of December 31, 2003 for special purposes entities created before February 1, 2003; and in the first quarter of 2004 for all other variable interest entities.

     The application of the initial consolidation provisions of FIN 46 did not have a material impact on our financial position or results of operations. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the 2004 year, to have a material effect on our financial statements.

Results of Operations

     For the year ended December 31, 2003, we recorded revenue of €754.8 million and net income of €135.4 million, representing diluted net income per share of €1.18. These results included acquisition costs of €5.9 million (€5.0 million after tax). Excluding acquisition costs, our net income for the year ended December 31, 2003, totaled €140.4 million with diluted net income per share of €1.22. The table below sets forth key figures from our statements of income.

	Year ended December 31,
	2003	2002	2001
	(in millions of euro, except per share data)
Revenue	€754.8	€774.1	€746.1
Gross profit	643.4	653.3	638.7
Operating income	212.7	203.0	162.6
Net income	135.4	126.4	88.7
Basic weighted average number of common shares outstanding	113.0	114.1	113.7
Diluted weighted average number of common shares outstanding	114.7	116.2	116.7
Basic net income per share	1.20	1.11	0.78
Diluted net income per share.	1.18	1.09	0.76
Financial information excluding amortization of intangibles incurred in business combinations(1)
Operating income	218.6	214.1	221.0
Net income	140.4	136.0	144.0
Basic net income per share	1.24	1.19	1.27
Diluted net income per share	1.22	1.17	1.23

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €5.9 million in 2003 (€5.0 after tax) compared with €11.1 million in 2002 (€9.6 million after tax), and consisted entirely of the amortization of acquired technology, and €58.4 million in 2001 (€55.3 million after tax).

     The table below sets forth the contribution of the Process-centric and Design-centric segments to our revenue, gross profit, operating income and net income (see Notes A and Q to our consolidated financial statements).

	Year ended December 31,
	2003		2002		2001
	(in millions of euro, except percentages)
Revenue
Process-centric	€630.5	83.5%	€649.4	83.9%	€617.9	82.8%
Design-centric	126.1	16.7%	126.9	16.4%	128.2	17.2%
Elimination	(1.8)	(0.2)%	(2.2)	(0.3)%

Total	754.8	100.0%	774.1	100.0%	746.1	100.0%

Gross profit
Process-centric	530.3	82.4%	541.6	82.9%	522.4	81.8%
Design-centric	114.4	17.8%	113.3	17.3%	116.3	18.2%
Elimination	(1.3)	(0.2)%	(1.7)	(0.2)%

Total	643.4	100.0%	653.3	100.0%	638.7	100.0%

Operating income
Process-centric	175.4	82.5%	170.9	84.2%	126.6	77.8%
Design-centric	37.3	17.5%	32.1	15.8%	36.0	22.2%

Total	212.7	100.0%	203.0	100.0%	162.6	100.0%

Net income
Process-centric	111.2	82.1%	104.2	82.4%	63.8	72.0%
Design-centric	24.2	17.9%	22.2	17.6%	24.9	28.0%

Total	135.4	100.0%	126.4	100.0%	88.7	100.0%

Financial information excluding amortization of intangibles incurred in business combinations(1)
Operating income
Process-centric	181.0	82.8%	181.8	84.9%	184.0	83.3%
Design-centric	37.6	17.2%	32.3	15.1%	37.0	16.7%

Total	218.6	100.0%	214.1	100.0%	221.0	100.0%

Net income
Process-centric	116.1	82.7%	113.6	83.5%	118.2	82.1%
Design-centric	24.3	17.3%	22.4	16.5%	25.8	17.9%

Total	140.4	100.0%	136.0	100.0%	144.0	100.0%

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €5.9 million in 2003 (€5.0 after tax) compared with €11.1 million in 2002 (€9.6 million after tax), and consisted entirely of the amortization of acquired technology, and €58.4 million in 2001 (€55.3 million after tax).

     The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

Breakdown of Revenue

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Revenue by activity
Software revenue	€645.6	€669.9	€643.0
Service and other revenue	109.2	104.2	103.1

Total	754.8	774.1	746.1

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Revenue by geographic region(1)
Europe(2)	€353.8	€374.5	€380.4
North and South America(3)	215.4	224.0	219.3
Asia Pacific(3)	185.6	175.6	146.4

Total	754.8	774.1	746.1

(1)	In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer, and (ii) by the geographic location of our business unit which records the transaction. See Note Q to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while service and other revenue is classified by the location where the activity is performed.

(2)	Germany and France account for most of our sales in Europe. See Note Q to our consolidated financial statements.

(3)	Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia Pacific region comes from Japan.

     The tables below present certain financial data taken from our consolidated financial statements expressed as a percentage of our total revenue. Our revenue and the percentage of the various expense or other revenue items of total revenue may not be comparable with those of our competitors due to the distribution of our products by IBM.

Consolidated Data

	Year ended December 31,
	2003	2002	2001
	(as a % of total revenue)
Total Revenue
Software revenue	85.5%	86.5%	86.2%
Service and other revenue	14.5	13.5	13.8

Total revenue	100.0	100.0	100.0

Cost of revenue:
Software	(2.9)	(3.2)	(2.8)
Service and other	(11.9)	(12.4)	(11.6)

Total cost of revenue	(14.8)	(15.6)	(14.4)

Gross profit	85.2	84.4	85.6

Research, selling and administrative expenses:
Research and development	(28.6)	(28.7)	(28.0)
Marketing and sales	(21.5)	(21.9)	(22.0)
General and administrative	(6.2)	(6.2)	(5.9)
Amortization of goodwill	—	—	(5.9)
Amortization of acquired technology	(0.8)	(1.4)	(1.9)

Total research, selling and administrative expenses	(57.1)	(58.2)	(63.8)

Operating income	28.2	26.2	21.8

Equity in net income of unconsolidated affiliates — joint ventures	0.1	0.0	0.0
Financial revenue and other — net	(0.1)	0.4	1.9

Income before income taxes	28.1	26.6	23.7
Income tax expense	(10.2)	(10.3)	(11.8)

Net income	17.9	16.3	11.9

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	29.0	27.7	29.6
Net income	18.6	17.6	19.3

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €5.9 million in 2003 (€5.0 million after tax) (and consisted entirely of the amortization of acquired technology) compared with €11.1 million in 2002 (€9.6 million after tax) and €58.4 million in 2001 (€55.3 million after tax).

Process-centric Consolidated Data

	Year ended December 31,
	2003	2002	2001
	(as a % of Process-centric revenue)
Revenue:
Software revenue	82.5%	83.7%	83.3%
Service and other revenue	17.5	16.3	16.7

Total Process-centric revenue	100.0	100.0	100.0

Cost of revenue:
Software	(1.6)	(1.7)	(1.4)
Service and other	(14.2)	(14.8)	(14.0)

Total cost of revenue	(15.9)	(16.6)	(15.4)

Gross profit	84.1	83.4	84.6

Research, selling and administrative expenses:
Research and development	(30.6)	(29.9)	(29.5)
Marketing and sales	(18.2)	(18.8)	(19.0)
General and administrative	(6.7)	(6.7)	(6.2)
Amortization of goodwill	—	—	(7.0)
Amortization of acquired technology	(0.9)	(1.7)	(2.3)

Total research, selling and administrative expenses	(56.3)	(57.1)	(64.1)

Operating income	27.8	26.3	20.5

Equity in net income of unconsolidated affiliates — joint ventures	0.1	0.0	0.0

Financial revenue and other — net	0.0	0.2	1.8

Income before income taxes	27.9	26.5	22.3
Income tax expense	(10.3)	(10.5)	(12.0)

Net income	17.6	16.0	10.3

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	28.7	28.0	29.8
Net income	18.4	17.5	19.1

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Design-centric Consolidated Data

	Year ended December 31,
	2003	2002	2001
	(as a % of Design-centric revenue)
Revenue:
Software revenue	99.8%	99.7%	100.0%
Service and other revenue	0.2	0.3	0.0

Total Design-centric revenue	100.0	100.0	100.0

Cost of revenue:
Software	(9.3)	(10.7)	(9.3)
Service and other	0.0	0.0	0.0

Total cost of revenue	(9.3)	(10.7)	(9.3)

Gross profit	90.7	89.3	90.7

Research, selling and administrative expenses:
Research and development	(18.5)	(21.5)	(20.8)
Marketing and sales	(38.2)	(38.0)	(36.7)
General and administrative	(4.2)	(4.4)	(4.4)
Amortization of goodwill	—	—	(0.8)
Amortization of acquired technology	(0.2)	(0.1)	0.0

Total research, selling and administrative expenses	(61.1)	(64.0)	(62.6)

Operating income	29.6	25.3	28.1

Equity in net income of unconsolidated affiliates — joint ventures	0.0	—	0.0

Financial revenue and other — net	(0.8)	1.4	2.3

Income before income taxes	28.7	26.7	30.4
Income tax expense	(9.6)	(9.2)	(11.0)

Net income	19.2	17.5	19.4

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	29.8	25.5	28.8
Net income	19.3	17.6	20.1

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

2003 versus 2002

Consolidated Information

Total revenue.

     Total revenue was €754.8 million in 2003, compared to €774.1 million in 2002. Total revenue was comprised of software revenue of €645.6 million, representing 86% of total revenue, and service revenue of €109.2 million, representing 14% of total revenue. Process-centric revenue totaled €629.1 million or 83% of total revenue and included PDM revenue of €94.6 million. Design-centric revenue totaled €125.7 million or 17% of total revenue in 2003.

     As reported, total revenue decreased 2.5% but on a constant currency basis, total revenue increased 5% in 2003 compared to 2002, reflecting strong growth in our PDM and Design-centric businesses which grew 21% and 17%, respectively, in constant currencies.

     Total revenue by geographic region. As a percentage of 2003 total revenue, Europe represented 46%, the Americas accounted for 29% and Asia represented 25%. As a percentage of 2002 total revenue, Europe represented 48%, the Americas accounted for 29% and Asia represented 23%.

     Revenue declined 5.5% in Europe in 2003 as we faced weak market conditions throughout the year. In comparison, revenues decreased 1.5% in 2002 in Europe as the economy began to weaken in the middle of the year, lagging the downturn in the U.S. economy. In Europe, software revenue declined 8% in 2003, largely reflecting weaker performance in our Process-centric segment while service revenue was up 7% reflecting an increase in PLM consulting projects.

     For the full year revenue declined 3.8% in the Americas. In constant currencies, the Americas increased 15% in 2003. Contributing to the growth in constant currencies were stronger performances both from our Process-centric and Design-centric businesses. The United States is our largest market in the Americas region.

     Revenue increased 5.7% in Asia in 2003 and 14% in constant currencies, reflecting good performances by both our Process-centric and Design-centric businesses.

     Software revenue. Software revenue totaled €645.6 million in 2003, compared to €669.9 million in 2002, representing a decrease of 3.6%. On a constant currency basis, software revenue increased 4% in 2003 primarily reflecting year over year growth in our Design-centric segment and in our PDM portion of the Process-centric segment.

     Recurring software revenue. Recurring software revenue totaled €332.0 million in 2003, compared to €320.1 million in 2002, representing an increase of 3.7%. While total software revenue decreased in 2003, compared to 2002, recurring software revenue increased reflecting the increase in the installed workstation base of the Process-centric segment and to the growing share of maintenance fees in the Design-centric segment. Recurring software revenue represented 51% of total software revenue in 2003, compared to 48% in 2002.

     Seat licensing and pricing. In 2003 a total of 57,524 CATIA and SolidWorks seats were licensed. CATIA seats licensed totaled 32,163 in 2003, representing a decrease of 6.3% compared to 34,308 CATIA seats licensed in 2002. SolidWorks seats licensed in 2003 increased 7.3% to 25,361, compared to 23,626 in 2002.

     CATIA Version 5 seats represented 74% of total CATIA seats licensed in 2003, compared to 59% in 2002. The average CATIA Version 5 end-user price per seat decreased 1%, but in constant currencies increased 7% as we added more functions with the release of CATIA Version 5 Release 11 and Release 12 during 2003. The average CATIA end-user price per seat in 2003 decreased 10%, with 7 percentage points of the decrease attributable to unfavorable exchange rates. In constant currencies, the average CATIA end-user price per seat decreased 3%. This decrease was entirely due to the increased proportion of the Version 5 licenses sold in 2003, compared to 2002.

     The average SolidWorks end-user price per seat in U.S. dollars increased 7% in 2003. This increase reflected the favorable impact of both geographic and product mix changes. SolidWorks Office and Office Professional represented approximately 48% of total seats licensed in 2003.

     Service revenue. Service revenue totaled €109.2 million in 2003, compared to €104.2 million in 2002, representing an increase of 4.8%. In constant currencies, service revenue increased 13%. We experienced an increase in PLM consulting projects.

     Gross profit. Gross profit totaled €643.4 million in 2003, compared to €653.3 million in 2002, representing a decrease of 1.5%. The gross profit margin for software in 2003 was similar to 2002, at 96.6% in 2003, compared to 96.4% in 2002. The gross profit margin for services increased significantly in 2003 to 17.8%, compared to 7.5% in 2002. The improvement in the gross profit margin for services is primarily attributable to a higher percentage of consulting assignments in 2003 as a proportion of total service and other revenue.

Operating expenses.

     Summary. The Company’s objective in 2003 was to limit operating expense growth in light of the general weak business climate, while continuing to invest in critical research and development staffing. In 2003, operating expenses were comprised of (i) research and development costs of €215.6 million, (ii) marketing and sales costs of €162.4 million and (iii) general and administrative expenses of €46.8 million. Operating expenses totaled €424.8 million in 2003, compared to €439.1 million in 2002, representing a decrease of 3.3%. Total expenses, including cost of revenue of €111.4 million and operating expenses of €424.8 million, totaled €536.2 million in 2003. In constant currencies, total expenses increased 3.4%, tracking closely average headcount growth of 3.5% for 2003. The composition of operating expenses by currency was approximately as follows: 56% euro, 36% U.S. dollars and 8% Japanese yen.

     Research and development expenses. Research and development expenses totaled €215.6 million in 2003, compared to €221.6 million in 2002, representing a 2.7% decrease. The additional costs resulting from the 5.4% increase in average headcount were more than offset by the decrease in research and development expenses as a result of the weakening of the U.S. dollar in 2003. On December 31, 2003, the total headcount in research and development was 2,025 employees, representing 49.5% of total employees, compared to 48.1% at December 31, 2002. Research and development expenses represented 28.6% of total revenue in 2003, similar to 2002. See the discussion under “Item 5C: Research and Development, Patents and Licenses — Research and Development”, below.

     Marketing and sales expenses. Marketing and sales expenses totaled €162.4 million in 2003, compared to €169.7 million in 2002, representing a decrease of 4.3%. Marketing and sales average headcount growth was 1.8% in 2003, reflecting selective hiring. These higher staffing expenses were more than offset by the impact of a stronger euro on our non-euro denominated marketing and sales expenses. On December 31, 2003, the total headcount in marketing and sales was 1,763 employees, representing 43.1% of total employees, compared to 44.2% at December 31, 2002. Marketing and sales expenses represented 21.5% of total revenue in 2003, compared to 21.9% in 2002.

     General and administrative expenses. General and administrative expenses totaled €46.8 million in 2003, compared to €47.9 million in 2002, representing a decrease of 2.6%. In 2003, our average headcount increased 1.7% and we also incurred higher legal fees. These higher expenses were more than offset by the impact of a stronger euro on our non-euro denominated general and administrative expenses. General and administrative expenses represented 6.2% of total revenue in 2003, unchanged from 2002.

     Amortization of intangibles incurred in business combinations (“acquisition costs”). Acquisition costs totaled €5.9 million in 2003, compared to €11.1 million in 2002, representing a decrease of 46.6%. This decrease reflects the completion of the amortization of acquisition costs related to several acquisitions.

Operating income and operating margin.

     Operating income was €212.7 million in 2003, compared to €203.0 million in 2002. Operating income excluding acquisition costs increased to €218.6 million in 2003 or 29.0% of total revenue, compared to €214.1 million or 27.7% in 2002. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

Financial revenue and other, net.

     Financial revenue and other totaled €(0.9) million in 2003, compared to €2.5 million in 2002. The decrease in financial revenue and other primarily reflected the revaluation of assets denominated in U.S. dollars. Specifically, financial revenue and other in 2003 was comprised of net financial revenue of €10.1 million, exchange losses on accounts receivables of €(8.1) million and other losses of €(2.8) million, including an impairment charge of €1.7 million. Our average balance of cash and short-term investments increased in 2003. At December 31, 2003, cash and short-term investments totaled €439.7 million, compared to €388.4 million at December 31, 2002. See Note D to our consolidated financial statements.

Income tax expense.

     Income tax expense totaled €76.9 million in 2003, compared to €79.4 million in 2002. The effective tax rate in 2003 was 36.2%, compared to 38.6% in 2002. The decrease in the effective tax rate between 2003 and 2002 was largely attributable to reduced losses of our SmarTeam subsidiary, which benefits from certain tax exemptions. See Note E to our consolidated financial statements.

Net income.

     Net income was €135.4 million in 2003, compared to €126.4 million in 2002. Excluding acquisition costs, net income increased 3.3% to €140.4 million in 2003, compared to €136.0 million in 2002.

Earnings per share.

     Diluted net income per share was €1.18 in 2003, compared to €1.09 per share in 2002. Excluding acquisition costs, diluted net income per share increased 4.3% to €1.22 in 2003, compared to €1.17 per share in 2002 and reflected €0.13 per diluted share negative impact from currency fluctuations.

Revenue and Operating Income by Segment

Process-centric.

     Summary. Overall, revenue results for the Process-centric segment reflected in large measure the slowdown persisting in Europe throughout 2003. Our PDM business performed well, with revenue increasing 14.4%, and 21% on a constant currency basis for 2003. While total CATIA licenses declined in 2003, we saw positive year over year growth trends in both the third and fourth quarter of the year. In addition, CATIA Version 5 sales increased and pricing was generally stable on a constant currency basis.

     Revenue. Revenue for the Process-centric segment, including PDM revenue, totaled €630.5 million in 2003 (including €1.4 million of inter-segment sales) compared with €649.4 million in 2002 (including €1.7 million of inter-segment sales). Revenue decreased 2.9%, but on a constant currency basis, revenue increased 2%, primarily reflecting growth in our PDM business. PDM revenue on a stand-alone basis increased 14.4% to €94.6 million, up from €82.7 million in 2002 and increased 21% on a constant currency basis.

     Nearly all service revenue was generated by the Process-centric segment (excluding inter-segment sales) in 2003 and 2002. See “— Consolidated Information — Service revenue” above.

     Operating income. Operating income from the Process-centric segment totaled €175.4 million in 2003, compared with €170.9 million in 2002. Operating income, excluding acquisition costs, amounted to €181.0 million in 2003, compared with €181.8 million in 2002. Operating income, excluding acquisition costs, represented 28.7% of revenue for this segment in 2003, compared to 28.0% in 2002. The increase primarily reflected our focus on increasing the efficiency of our consulting services for PLM as well as cost control initiatives.

Design-centric.

     Summary. Excluding the impact of currency fluctuations, we believe our Design-centric segment showed strong year over year improvement in both revenue and operating income. In U.S. dollars, the functional reporting currency for our Design-centric business, revenue grew 19% in 2003, compared to 2002. This improvement reflected revenue growth in all three geographic regions. In addition, both unit growth and pricing trends were positive in 2003, with the number of units sold increasing 7% and the average end-user price per seat rising 7% in U.S. dollars. Notwithstanding this strong performance, the decline in the value of the U.S. dollar in 2003 compared to 2002 more than offset the underlying revenue growth.

     At the operating income level, the operating margin showed good growth, as revenue growth outpaced operating expense growth, resulting in a 4.3 percentage point improvement in the operating margin. At the operating income level, the negative impact of a weaker U.S. dollar at the revenue level is offset by the favorable impact of translating U.S. dollar-denominated expenses into euro.

     Revenue. Revenue in the Design-centric segment was €126.1 million in 2003 (including €0.4 million of inter-segment sales), compared with €126.9 million in 2002 (including €0.5 million of inter-segment sales). The decrease in revenue net of inter-segment sales was due to the lower U.S. dollar to euro exchange rate. On a constant currency basis, revenue increased 17% in 2003. Software revenue represented 100% of total Design-centric revenue (after inter-segment eliminations) in 2003 and 2002.

     Operating income. Operating income for the Design-centric segment amounted to €37.3 million in 2003, compared with €32.1 million in 2002. Operating income, excluding acquisition costs, amounted to €37.6 million in 2003, compared with €32.3 million in 2002. Operating income, excluding acquisition costs, represented 29.8% of total segment revenue in 2003, compared with 25.5% in 2002.

2002 versus 2001

Consolidated Information

Total revenue.

     Revenue increased 3.8% to €774.1 million in 2002 compared with €746.1 million in 2001. On a constant currency basis, total revenue increased 7% in 2002. Specifically, our revenue was impacted by the decrease in the value of the U.S. dollar, our principal invoicing currency outside the euro-zone, which negatively impacted growth in consolidated revenue by 2 percentage points. The decrease in the value of the U.S. dollar also led to a 2 percentage point decrease in our expenditures. In addition, the Japanese yen, which is our second most important invoicing currency outside the euro-zone, accounted for a 1 percentage point decrease in the growth in consolidated revenue.

     Software revenue. Software revenue increased 4.2% to €669.9 million in 2002 compared with €643.0 million in 2001. This increase can be attributed principally to a 5.6% growth in software revenue (excluding inter-segment sales) in our Process-centric segment. Process-centric growth benefited from the strong performance of our PDM software solutions, which reported a 25% increase in revenue, and from the strengthening of Version 5 including new functionalities aimed at broadening our PLM offering.

     Software revenue (excluding inter-segment sales) in the Design-centric segment decreased by 1.4% to €126.4 million in 2002 which reflected primarily the weak economic environment, as well as unfavorable exchange rates. Software revenue represented 100% of total Design-centric revenue (excluding inter-segment sales) in both 2002 and 2001.

     Recurring software revenue. Recurring software revenue increased 9.7% to €320.1 million in 2002 compared to €291.8 million in 2001. Recurring software revenue represented 48% of software revenue in 2002 compared with 45% in 2001. The contribution of recurring software revenue to total software revenue is growing largely due to the continuous increase in the installed workstation base of the Process-centric segment and to the growing share of recurring revenue fees in the Design-centric segment.

     Service revenue. Service revenue increased 1.2% to €104.2 million in 2002, compared with €103.1 million in 2001. This increase was lower than our growth in sales of software in the Process-centric segment because part of the services team was directed to develop new Version 5 methodologies as Best Practices for our PLM solutions.

     Total revenue by geographic region. The growth in total revenue was 2.1% in the Americas and the decrease in total revenue was 1.5% in Europe. Performance in these two regions was negatively impacted by the slower economic environment. In addition, in the Americas, growth was negatively impacted by about 5 percentage points because of the decrease in value of the U.S. dollar against the euro. Revenue from the Asia-Pacific region increased by 20.0% in euro in 2002, despite the strong impact of the Japanese yen decrease (approximately 10 percentage points of growth). This growth resulted from continued strong interest in our products and on-going sales and marketing efforts despite the crisis of recent years.

     Gross profit. Gross profit increased 2.3% to €653.3 million in 2002 compared with €638.7 million in 2001. This increase reflects the rise in revenue, which was partially offset by a higher cost of sales principally from consulting service activities. Gross profit for services represented 7.5% of services revenue in 2002 compared with 16.0% in 2001 due to our increased investment in new Version 5 methodologies as Best Practices for our PLM solutions. Gross margin decreased from 85.6% in 2001 to 84.4 % in 2002. Software cost of revenue represented 3.6% of software revenue in 2002 compared to 3.2% in 2001, reflecting an increase in investment in third-party component software.

Operating expenses.

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

     Amortization of intangibles incurred in business combinations (“acquisition costs”). Acquisition costs amounted to €11.1 million in 2002, compared with €58.4 million in 2001. The decrease was due to our adoption of SFAS 141 as of January 1, 2002, pursuant to which goodwill is no longer amortized.

Operating income and operating margin.

     Our operating income was €203.0 million in 2002, compared with €162.6 million in 2001. Operating income excluding acquisition costs amounted to €214.1 million in 2002, or 27.7% of net revenue, compared with €221.0 million in 2001, or 29.6% of net revenue, a decrease of 3.1%. This decrease is due mainly to the negative impact of the decrease in the value of the Japanese yen and the lower than anticipated revenue resulting from the significant slowdown in the business environment, particularly in the second half of 2002, which was partially offset by cost control initiatives. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

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

Income tax expenses.

     Income tax expense. Income tax expense amounted to €79.4 million in 2002, compared with €87.9 million in 2001. The decrease in effective tax rate between 2002 and 2001 came from the approximately 1 percentage point decrease in the French statutory income tax rate and the improvement of the results of our SmarTeam subsidiary. See Note E to our consolidated financial statements.

Net income.

     We realized net income of €126.4 million in 2002, compared with €88.7 million in 2001. Excluding acquisition costs, net income amounted to €136.0 million in 2002, compared with €144.0 million in 2001, a decrease of 5.6%.

Earnings per share.

     We realized diluted net income per share of €1.09 for the year ended December 31, 2002, compared with €0.76 for the year ended December 31, 2001. Excluding acquisition costs, our diluted net income per share amounted to €1.17 in 2002, compared with €1.23 in 2001, a decrease of 4.9%.

Revenue and Operating Income by Segment

Process-centric.

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

     A total of 34,308 CATIA licenses were sold in 2002 compared with 33,962 CATIA licenses in 2001, a 1.0% increase. Sales of CATIA V5 licenses increased substantially during 2002, with CATIA 5 licenses accounting for 59% of CATIA licenses sold in 2002 compared with 36% in 2001. Following the release of CATIA 5R9 in June 2002 and V5R10 in October 2002, CATIA 5 licenses sold during the fourth quarter 2002 represented 67% of the overall CATIA license sales. The average CATIA license price declined 5% during 2002 to €15,394. The decrease in the average price per seat in 2002 primarily reflected the increased proportion of the Version 5 licenses sold in 2002 compared to 2001, since the price per Version 5 license is lower than Version 4 “V4”, due to a still less mature product mix. The change in the V5 to V4 proportion had an unfavorable effect on the price, which was partly offset by a higher price per CATIA Version 5 license. V5 price per seat has increased approximately 9% since 2001 to

€13,129, reflecting the strong growth of our V5 product solutions. In addition, the lower U.S. dollar to euro exchange rate also contributed to the decrease in the average price per CATIA seat, accounting for 3 percentage points of the 5% decrease.

     During 2002, we continued our investment in PLM. We introduced three new releases during the year, including V5R8 in February 2002, V5R9 in June 2002 and V5R10 in October 2002. Commencing with V5R9, our new releases cover our CATIA, DELMIA, ENOVIA and now SMARTEAM brands. Spatial announced its 3D ACIS Modeler Version 8.0 in May 2002.

     Services revenue was generated entirely by the Process-centric segment (excluding inter-segment sales) in 2002 and 2001. See “2002 versus 2001 — Consolidated Information — Service revenue” above.

     Operating income. Operating income from the Process-centric segment totaled €170.9 million in 2002, compared with €126.5 million in 2001. Operating income, excluding acquisition costs, amounted to €181.8 million in 2002, compared with €184.0 million in 2001, a 1.2% decrease. Operating income, excluding acquisition costs, represented 28.0% of revenue for this segment in 2002, compared to 29.8% in 2001. This decrease principally reflected lower than anticipated revenue resulting from the significant slowdown in the business environment particularly in the second half of 2002, which was partially offset by cost control initiatives.

Design-centric.

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

     Operating income. Operating income for the Design-centric segment amounted to €32.1 million in 2002, compared with €36.0 million in 2001. Operating income, excluding acquisition costs, amounted to €32.3 million in 2002, compared with €37.0 million in 2001. Operating income, excluding acquisition costs, represented 25.5% of total segment revenue in 2002, compared with 28.8% in 2001, reflecting higher software costs as well as a 2.2% increase in other operating expenses (excluding acquisition costs).

     In 2002, SolidWorks continued to invest in research and development and intensified its efforts in sales and marketing. These expenses increased slightly by 2.4% and 2.6% respectively, from 2001 to 2002.

Analysis of Quarterly Results

     The tables below present certain financial information for 2003 and 2002. This information comes from our unaudited quarterly consolidated financial statements, which are prepared according to generally accepted accounting principles in the United States and on a comparable basis with our annual audited consolidated financial statements. In the opinion of management, the quarterly financial information includes only the normal adjustments recurring and necessary for a fair presentation of the information. Operating income for any given quarter is not necessarily representative of results for any future period and should not be used as an indication of future results.

Unaudited Quarterly Data

	2003				2002
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(in millions of euro or shares, except for amounts per share which are expressed in euro)
Revenue:
Software revenue	196.5	152.2	151.8	145.1	194.4	149.5	166.7	159.3
Service and other revenue	31.3	24.1	29.5	24.3	30.0	26.4	24.6	23.2

Total revenue	227.8	176.3	181.3	169.4	224.4	175.9	191.3	182.5

Cost of revenue:
Software	(5.2)	(5.1)	(5.6)	(5.8)	(6.4)	(6.3)	(4.8)	(6.9)
Service and other	(23.8)	(19.4)	(24.6)	(21.9)	(28.2)	(23.9)	(23.5)	(20.8)

Total cost of revenue	(29.0)	(24.5)	(30.2)	(27.7)	(34.6)	(30.2)	(28.3)	(27.7)

Gross profit	198.8	151.8	151.1	141.7	189.8	145.7	163.0	154.8

Research, selling and administrative expenses:
Research and development	(55.8)	(53.6)	(52.6)	(53.6)	(54.6)	(53.5)	(56.3)	(57.2)
Marketing and sales	(41.3)	(41.4)	(40.1)	(39.6)	(41.0)	(41.4)	(44.9)	(42.4)
General and administrative	(10.9)	(12.8)	(11.4)	(11.7)	(10.7)	(12.0)	(12.7)	(12.5)
Amortization of goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortization of acquired technology	(1.0)	(1.4)	(1.4)	(2.1)	(2.1)	(2.5)	(2.6)	(3.9)

Total research, selling and administrative expenses	(109.0)	(109.2)	(105.5)	(107.0)	(108.4)	(109.4)	(116.5)	(116.0)

Operating income	89.8	42.6	45.6	34.7	81.4	36.3	46.5	38.8

Financial revenue and other — net	(3.0)	1.0	(0.4)	2.0	(1.8)	0.7	(0.7)	4.6

Income before income taxes	86.8	43.6	45.2	36.7	79.6	37.0	45.8	43.4

Income tax expense	(29.0)	(16.5)	(17.0)	(14.4)	(28.2)	(15.0)	(18.1)	(18.1)

Net income	57.8	27.1	28.2	22.3	51.4	22.0	27.7	25.3

Basic income per share	0.51	0.24	0.25	0.20	0.45	0.19	0.24	0.22
Diluted net income per share	0.50	0.24	0.25	0.20	0.45	0.19	0.24	0.21
Weighted averge number of shares outstanding	113.0	112.9	112.8	113.5	114.2	114.2	114.1	114.0
Diluted weighted average number of shares outstanding	116.0	114.8	114.1	114.0	114.7	115.0	117.1	118.1
Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	90.8	44.0	47.0	36.8	83.5	38.8	49.1	42.7
Net income	58.7	28.2	29.3	24.2	53.2	24.3	30.0	28.5
Diluted net income per share	0.51	0.25	0.26	0.21	0.46	0.21	0.26	0.24

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Unaudited Quarterly Data

	2003				2002
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(as a percentage of total revenue)
Revenue:
Software revenue	86.3	86.3	83.7	85.7	86.6	85.0	87.1	87.3
Service and other revenue	13.7	13.7	16.3	14.3	13.4	15.0	12.9	12.7

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Software	(2.3)	(2.9)	(3.1)	(3.5)	(2.9)	(3.6)	(2.5)	(3.8)
Service and other	(10.4)	(11.0)	(13.5)	(12.9)	(12.6)	(13.6)	(12.3)	(11.4)

Total cost of revenue	(12.7)	(13.9)	(16.6)	(16.4)	(15.4)	(17.2)	(14.8)	(15.2)

Gross profit	87.3	86.1	83.4	83.6	84.6	82.8	85.2	84.8

Research, selling and administrative expenses:
Research and development	(24.5)	(30.4)	(29.0)	(31.7)	(24.3)	(30.4)	(29.4)	(31.3)
Marketing and sales	(18.1)	(23.5)	(22.1)	(23.4)	(18.3)	(23.5)	(23.5)	(23.2)
General and administrative	(4.7)	(7.3)	(6.4)	(6.8)	(4.8)	(6.8)	(6.6)	(6.8)
Amortization of goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortization of acquired technology	(0.5)	(0.7)	(0.8)	(1.2)	(0.9)	(1.4)	(1.4)	(2.1)
Total research, selling and administrative expenses	(47.8)	(61.9)	(58.3)	(63.1)	(48.3)	(62.2)	(60.9)	(63.6)

Operating income	39.5	24.2	25.1	20.5	36.3	20.6	24.3	21.3
Financial revenue and other — net	(1.3)	0.5	(0.2)	1.2	(0.8)	0.4	(0.4)	2.5

Income before income taxes	38.2	24.7	24.9	21.7	35.5	21.0	23.9	23.8

Income tax expense	(12.8)	(9.3)	(9.4)	(8.5)	(12.6)	(8.5)	(9.5)	(9.9)

Net income	25.4	15.4	15.5	13.2	22.9	12.5	14.5	13.9

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	40.0	24.9	25.9	21.7	37.2	22.1	25.7	23.4
Net income	25.8	16.0	16.2	14.2	23.7	13.8	15.7	15.6

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

     As is typical in the Product Lifecycle Management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

     For example, in 2003, revenue for the fourth, third, second and first quarters of 2003, respectively, represented 30.2%, 23.4%, 24.0% and 22.4% of total revenue for 2003 compared with our revenue for the fourth, third, second and first quarters of 2002 which represented, respectively, 29.0%, 22.7%, 24.7% and 23.6% of our total revenue for 2002.

     Quarterly operating results varied significantly and are likely to vary significantly in the future, depending on factors such as foreign currency exchange rates; the number, timing and significance of product enhancements or new products by us or our competitors; our ability to develop, introduce, and market new and enhanced versions of our products; customer order deferrals in anticipation of new or enhanced products; the timing and cyclical nature of royalties received from our distribution agreement with IBM; general conditions in the Product Lifecycle Management software market, computer industries and regional economies; and other factors and events. A significant portion of sales typically occurs in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays, or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in operating results.

B. Liquidity and Capital Resources.

     Since 1994, our principal source of liquidity has been cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and, since 1997, the financing of business acquisitions.

     The table below presents the change in working capital as reflected in our consolidated statements of cash flows.

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Changes in current assets and liabilities
(Increase) decrease in trade accounts receivable	(5.1)	(29.2)	(5.8)
(Increase) decrease in other current assets	2.2	10.9	1.8
Increase (decrease) in accounts payable and accrued expenses	12.4	(2.8)	0.2
Increase (decrease) in income taxes payable	0.6	(20.0)	(4.5)
Increase (decrease) in sales incentive payable	4.4	2.8	0.4
Increase in unearned revenue	6.1	19.9	3.0
Increase (decrease) in other current liabilities	7.9	(3.0)	5.5

Change in working capital	28.5	(21.4)	0.6

     Customers’ days of sales outstanding as of December 31, 2003 was 90 days, compared to 92 days as of December 31, 2002.

     Under the marketing and distribution agreement with IBM, IBM is required to pay us a cash settlement one month after it records its licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period. Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date. See Note A to our consolidated financial statements.

     Cash and short-term investments totaled €439.7 million as of December 31, 2003, compared with €388.4 million and €369.2 million as of December 31, 2002, and December 31, 2001, respectively. The 2003 increase reflects net cash provided by operating activities. During 2003, net cash provided by operating activities amounted to €177.4 million compared with €142.8 million during 2002. €45.2 million of this cash was used for investments, acquisitions and loans as discussed below. Net cash used in financing activities totaled €62.4 million in 2003, primarily comprised of cash dividends of €37.2 million and share repurchases of €29.5 million. Exchange rates had a negative effect of €22.2 million on our December 31, 2003 cash balance. This decrease is primarily attributable to the exchange rate translation loss in connection with translating U.S. based subsidiaries cash balances from U.S. dollars to euro.

     In May 2003, we acquired Athys, a 13-employee company based in Grenoble, France for €3.3 million. Athys specializes in the development of work cell control software.

     In April 2002, we entered into an agreement with RAND A Technology Corporation (“Rand”), to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, we granted Rand two 10-year convertible loans (the “Loans”), each for a principal amount of €6.6 million and US$6.2 million (€23.1 million in the aggregate as of December 31, 2003). One of the Loans is convertible into common shares of Rand at Rand’s option, and the other Loan is convertible into common shares of Rand at our option. The conversion rights are subject to certain limitations and their exercise must not result in our holding in excess of 19.9% of Rand’s shares. The Loans are secured by certain tangible and intangible assets of Rand and, to the extent not converted, are repayable in quarterly installments beginning in 2004. See “— Trend Information”, below.

     In November and December 2003, the Company made short-term advances in the amount of €5.5 million to Rand. These advances bear interest at 5.5% and are repayable in 2004. Due to their short-term maturity, these advances have been classified in other current assets in our consolidated financial statements.

     We have no significant capital expenditure requirements, no financial indebtedness other than financial leases relating to our offices, and no lines of credit. Management believes that currently available sources of liquidity will provide sufficient resources for its operations for the foreseeable future.

C. Research and Development, Patents and Licenses.

Research and Development

     We believe that research and development is the most important element of our success. We operate research laboratories in France, the United States, Canada, Germany, the United Kingdom, Israel and India. In 2003, research and development expenses amounted to €215.6 million, a decrease of 2.7% compared to 2002. Total research and development headcount increased 6.2% in 2003 to 2,025 at December 31, 2003, compared to 1,907 at December 31, 2002.

     Research and development investments over the past three years have been devoted principally to the development of our various Product Lifecycle Management applications, on the V5 development platform and infrastructure, and of the integration of our CATIA, ENOVIA, DELMIA and SMARTEAM products.

     The table below sets forth information with respect to our research and development expenses for 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
Research and development expenses (in millions)	€215.6	€221.6	€209.2
As a percentage of total revenue(1)	28.7%	28.7%	28.0%
Research and development and product production personnel (at period end)	2,025	1,907	1,796

(1)	Due to the distribution of our products through IBM, our percentage of various expenses, including research and development expenses, and other line items to revenue may not be comparable to such percentages for our competitors. See the discussion under “Item 5A: Operating Results — Financial Overview” and “— Results of Operations”.

     Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. For a discussion of the variation in research and development expenses between the periods indicated, see the discussion under “— Operating Results — 2003 versus 2002 — Consolidated Information — Research and development expenses” and “— 2002 versus 2001 — Consolidated Information — Research and development expenses”, above.

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

     With regard to trademarks, our policy is to register trademarks for our main lines of products, in the countries where we do business. Such registrations are a combination of international registration (Madrid Agreement and Madrid Protocol), community trademarks and national registrations. When companies are acquired, a review and an assessment of their main trademarks is made, and when necessary, additional applications for registrations are made in order to establish coverage of such trademarks equivalent to that of our other main trademarks. See “Item 3D: Risk Factors — Risks Related to Our Business”.

     With regard to patents, we generally file patent applications in Europe, the United States, Canada and Japan, regions where the majority of our customers and competitors are located. Our portfolio includes 37 patents already granted (11 were granted in 2003) and approximately 30 patent applications filed in each of the above-mentioned geographic areas (that is, nearly 120 applications pending).

D. Trend Information.

Recent Developments

     V5R13 “PLM Workspace for Collective Innovation” was announced in March of 2004. CATIA, DELMIA, ENOVIA AND SMARTEAM V5R13 product portfolios bring business value to manufacturers in the following areas: (1) Powers Major Product Programs: V5R13 powers major product programs by enabling manufacturers and their supply chain to deploy competitive new PLM Best Practices that reduce development cycles by at least 20%; (2) Design in Context, Decide in Context: a major innovation in the V5R13 release is the new ENOVIAVPM Navigator product that enables manufacturers to take advantage of relational design, integrating ENOVIA’s virtual product definition into CATIA’s easy-to-use design environment; (3) Process Expertise Inside: Best Practices captured in new industry-specific applications and process templates enable manufacturers to deploy competitive methodologies to increase productivity through streamlined processes; (4) World Class PLM for Medium-sized Businesses: V5R13 makes PLM practices available to companies of all sizes through specialized right-sized PLM packages for industrial and consumer products, the electronics industry, and the automotive and aerospace supply chains, and (5) Proven Openness and Standards Support: underscoring our commitment to openness and global IT standards, V5R13 includes enhancements to make it easier for companies to personalize their PLM platforms, share data with systems used by partners, and integrate PLM solutions with legacy systems.

     In April 2004, we announced plans with Rand A Technology Corporation, operating as RAND Worldwide, to create RAND North America, Inc. (Rand Americas), a new joint venture focused on increasing sales of our PLM software in North America. Subject to the closing of the transaction, RAND Worldwide will transfer its North American PLM software sales business unit (approximately 55 employees) to Rand Americas, 60% owned by us and 40% owned by RAND Worldwide. We will pay RAND Worldwide 11 million Canadian dollars, as well as reschedule RAND Worldwide loan payments under the two 10-year convertible loans we granted to RAND Worldwide in 2002. See “ — Liquidity and Capital Resources”, above. The transaction, which is expected to close on June 30, 2004, is subject to customary conditions, including documentation and approval by RAND Worldwide’s Board of Directors. The new arrangement involves neither RAND Worldwide’s PLM software sales business in Europe and Asia-Pacific, nor any other parts of the RAND Worldwide’s global business operations.

     Also in April 2004, we entered into a business partnership with Schneider Electric pursuant to which Schneider Electric will sell DELMIA solutions and develop consulting and services for the automation and production engineering markets through a newly formed company called Dextus, fully owned by Schneider Electric. The DELMIA solutions that will be distributed pursuant to this partnership will include a new product line called DELMIA Automation, dedicated to define, control and monitor automated systems.

2004 First Quarter Financial Results.

     Our financial results for the first quarter of 2004 exceeded our objectives and were mainly attributable to our better than anticipated performance in Europe. In the first quarter of 2004, total revenue increased 4% to €176.2 million as reported and increased 10% in constant currencies, compared to total revenue of €169.4 million in the first quarter of 2003. For an explanation of our use of constant currencies, please see “ — Executive Overview — Growth on a constant currency basis”, above. Software revenue increased 3% as reported and 9% in constant currencies in the first quarter of 2004 compared to the first quarter of 2003. Software revenue, accounting for 85% of total revenue, totaled €148.9 million in the first quarter of 2004, compared to €145.1 million in the first quarter of 2003. Recurring software revenue represented 56% of total software revenue in the first quarter of 2004, compared to 55% in the first quarter of 2003. CATIA and SolidWorks seats licensed in the first quarter of 2004 increased 9% to 14,082 seats, compared to 12,917 seats in the first quarter of 2003. Service revenue, representing 15% of total revenue, increased 12% to €27.3 million in the first quarter of 2004, compared to €24.3 million in the first quarter of 2003.

	Quarter ended March 31, 2004
		Operating	Operating
	Revenue	Expenses	Income	Operating Margin
	(Unaudited, in millions of euro, except %)
Information on a reported basis	176.2	133.3	42.9	24.4%
Growth	4.0%	(0.1)%	23.6%	3.8 percentage points
Amortization of intangibles incurred in business combinations	0.0	(0.6)	0.6	—
Excluding amortization of intangibles incurred in business combinations	176.2	132.7	43.5	24.7%
Growth excluding amortization of intangibles incurred in business combinations	4.0%	0.1%	18.2%	3 percentage points
US$ impact
US$/€ from $1.07 to $1.25	9.3	7.1	2.2	—
JPY/Won impact
JPY/€ from JPY128 to JPY134.	1.5	0.5	1.0	—

Total	10.8	7.6	3.2	—
Excluding amortization of intangibles incurred in business combinations and currency exchange impact	187.0	140.3	46.7	25.0%
Growth excluding amortization of intangibles incurred in business combinations and currency exchange impact	10%	6%	27%	3.3 percentage points

     PLM performance in the first quarter of 2004 improved over the year-ago period, led by activity in the aerospace end-market. Process-centric revenue, including PDM revenue, totaled €143.6 million in the first quarter of 2004, an increase of 3% as reported and an increase of 9% in constant currencies compared to the first quarter of 2003. PDM revenue increased 15% as reported and 22% in constant currencies in comparison to the first quarter of 2003. PDM revenues totaled €19.9 million in the first quarter of 2004 and represented 11% of total revenue.

     Design-centric revenue totaled €32.6 million in the first quarter of 2004, an increase of 7%, compared to €30.5 million in the first quarter of 2003, and an increase of 15% in constant currencies, reflecting good growth across all major regions. Design-centric revenue increased 25% in U.S. dollars, the reporting currency of most of our competitors.

     Operating income increased 23.6% to €42.9 million and our operating margin increased 3.8 percentage points to 24.3% in the first quarter of 2004, compared to operating income of €34.7 million and an operating margin of 20.5% in the first quarter of 2003. Operating income, excluding amortization of intangibles (“acquisition costs”), increased 18.2% to €43.5 million in the first quarter of 2004, compared to €36.8 million in the first quarter of 2003. The operating margin excluding acquisition costs increased 3 percentage points to 24.7% in the first quarter of 2004, compared to the first quarter of 2003, where the operating margin was 21.7% excluding acquisition costs. The growth in operating income and the operating margin as reported and excluding acquisition costs, reflected primarily the growth in revenue as well as our continued focus on managing costs to deliver operating leverage.

     For the first quarter of 2004 net income totaled €28.2 million, up 26.5% compared to €22.3 million in the first quarter of 2003. Net income excluding acquisition costs totaled €28.6 million in the first quarter of 2004, up 18.2% compared to €24.2 million in the first quarter of 2003. Earnings per share increased 20.0% to €0.24 per diluted share in the first quarter of 2004, compared to €0.20 per diluted share in the first quarter of 2003. Earnings per share excluding acquisition costs increased 19.0% to €0.25 per diluted share in the first quarter of 2004, compared to €0.21 per diluted share in the first quarter of 2003. The strong increases in net income and earnings per share for the first quarter of 2004, as reported and excluding acquisition costs, reflected the growth in revenue and the significant increase in the operating margin compared to the first quarter of 2003, as higher revenue led to operating leverage.

     We continued to maintain a strong financial position with cash and short-term investments totaling €560.5 million at March 31, 2004, up from €439.7 million at December 31, 2003. Net cash provided by operations was €106.5 million for the first quarter of 2004.

Outlook

     In 2004 we will look to continue developing our business around our two axes: “PLM” and “3D for all” by emphasizing our key business strengths and pursuing our growth strategies. We will continue to focus on: (i) building and strengthening long-term, integrated relationships with our customers; (ii) maintaining a substantial commitment to technological innovation by a strong level of investment in research and development; (iii) working closely with our current partners in our extended enterprise as well as growing our existing relationships; (iv) continuing to base our financial model upon a high level of recurring software revenue; and (v) maintaining a strong level of profitability and cash flow from operations. Our growth strategies address opportunities to expand our business with our V5 PLM solutions and with our Design-centric solutions.

     During 2004 we plan to focus on developing growth opportunities by pursuing the following strategies: (i) win new strategic customers; (ii) extend our CAD penetration in our customer base; (iii) implement the complete PLM solution with product data management and digital manufacturing solutions; (iv) extend our penetration of the supply chain within key industries; (v) expand our presence in our target industries; and (vi) capitalize on the 2D to 3D migration opportunity.

     Our CATIA, DELMIA, ENOVIA and SMARTEAM brands are our solutions for PLM. In this market, we have two releases planned for 2004 including Version 5 Release 13 (V5R13) and Version 5 Release 14 (V5R14). The release of V5R13 was announced in March of 2004 and V5R14 is planned for release in the second half of 2004.

     More broadly, through the V5 platform and the resulting partnerships, we will continue to provide product and data management solutions for end-users to optimize the creation, manufacturing and maintenance processes for their industrial products, as well as a development environment and software components that meet the needs of our technology partners and many software providers. Industries willing to implement a PLM solution will then benefit from a broad and fully integrated software offer, as it is developed on the V5 platform.

     In addition to the fact that 3D representation has become an important communication tool in the PLM market, we are also focused on addressing the Design-centric market for customers who wish to also design their products in 3D. We address this market with our SolidWorks brand. In the Design-centric market, SolidWorks has one new release planned for 2004.

     Our financial objectives for 2004 include moderate revenue growth on a constant currency basis, assuming that business conditions, particularly in Europe, remain similar to 2003. Based upon information currently available, our revenue growth objective for 2004 is about 8% in constant currencies. Assuming a U.S. dollar to euro exchange rate of $1.25 per €1.00, our actual revenue would be expected to be about €785 million for 2004 and our earnings per share objective for 2004 is approximately €1.29 to €1.31 per diluted share and approximately €1.30 to €1.32 per diluted share excluding acquisition costs. Our operating margin objective for 2004 is to maintain a stable to slightly increasing operating margin in comparison to 2003, where our operating margin was 29.0% before acquisition costs. All of our objectives discussed above are based upon the assumption of a U.S. dollar to euro exchange rate of $1.25 per €1.00 for 2004.

     Our financial results will remain subject to any further weakening of general economic conditions as well as currency fluctuations. See “Item 3D: Risk Factors — Risks Related to Our Business — Current economic and business conditions may lead to the continuation of slower decision-making or reduced corporate spending on information technology infrastructure, which would cause our revenues and earnings to grow more slowly and increase quarterly fluctuation. A weak U.S. dollar may adversely impact the growth rate of other major markets where we operate” and “— Currency fluctuations may significantly affect our results of operations since we generate revenue and incur expenses in currencies other than the euro.”

     Management’s beliefs and expectations set forth in the preceding paragraphs constitute forward-looking statements subject to risks and uncertainties. These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or expected. Factors which could cause actual results to differ include a continuing general economic decline and/or a further reduction in the level of corporate investment in information technology infrastructure; currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; unanticipated difficulties in our relationship with IBM as the principal distributor of our products; growth in market share by our competitors; and other factors, all as set forth under “Item 3D: Risk Factors”.

E. Off-balance sheet arrangements.

     The company has no material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

     The following table summarizes our significant contractual obligations as of December 31, 2003(1):

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of euro)
Employee profit-sharing	€27,891	€8,630	€9,965	€9,296	—
Operating lease obligations	61,970	12,614	19,392	15,101	14,863
Capital lease obligations	6,095	1,890	4,205	—	—

Total	€95,956	€23,134	€33,562	€24,397	€14,863

(1)	In addition to the obligations set forth in the table above, we also have obligations with respect to our derivative financial instruments and our retirement and pensions arrangements. See Notes D and M to our consolidated financial statements.

Item 6: Directors, Senior Management and Employees

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

     Directors

     Our Board of Directors determines our business strategy and oversees its implementation. Under French law, the Board of Directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general shareholders’ meeting to approve such accounts. In addition, the Board of Directors must give prior authorization for any security, pledge or guarantee by the Company. Under French law and our statuts, directors are liable for violation of French legal or regulatory requirements applicable to sociétés anonymes, for the violation of our statuts or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

     Our statuts provide that, generally, the Board of Directors must consist of three to fifteen directors at any time. Only the shareholders can increase the size of the Board of Directors. Members of the board are elected by the shareholders at an ordinary general shareholders’ meeting to serve six-year terms and may be reelected for consecutive terms. Directors serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board of Directors may fill its vacancies until the subsequent shareholders’ meeting. At no time may the number of directors exceeding the age of 70 years constitute more than one-half of the Board of Directors. The Chairman may not be more than 75 years old.

     The following table sets forth the names and birth dates of our current directors, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their current terms.

Name	Date of Birth	Principal Occupation or Employment	Director Since	Term Expires
Charles Edelstenne*	January 9, 1938	Chairman of Dassault Systèmes. Chairman and Chief Executive Officer of Dassault Aviation. Director of the following companies: Groupe Industriel Marcel Dassault; Thales Systèmes Aéroportés; Société Anonyme Belge de Constructions Aéronautiques; Sogitec Industries; and Dassault Réassurance. Chairman of Dassault Falcon Jet Corporation. President of Dassault International, Inc.	1993	2005

Paul R. Brown***	July 14, 1950	Professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University. Academic Director, TRIUM Executive MBA program. Director and member of the audit committee of Dictaphone, Inc.	2000	2005

Bernard Charlès*	March 30, 1957	President and Chief Executive Officer (“Directeur Général”) of Dassault Systèmes. President of Dassault Systemes Canada Inc. Chairman, President and Chief Executive Officer of Dassault Systemes Corp. Chairman, President and representative director of Dassault Systemes K.K. Chairman of the following companies: Dassault Data Services; Delmia Corp.; Enovia Corp.; and SolidWorks Corporation. Director of the following companies: SmarTeam Corporation Ltd.; and Business Objects.	1993	2005

Laurent Dassault	July 7, 1953
Chairman of the following companies: Midway Aircraft Company; and Dassault Falcon Jet do Brazil. President of the following companies: Dassault Investment Fund Inc.; Dassault Belgique Aviation; Immobilière Dassault; Sociéte des Voitures Electriques; and Vina Totihue SA. Director of the following companies: Groupe Industriel Marcel Dassault; Sogitec Industries; Power Corporation du Canada; Pechel Industries; Generali France; Kudelski SA; Banque Privée Edmond de Rothschild Luxembourg; Terramaris; BSS Investment SA; Industrial Procurement Services; NAFCO — National Aerospace Stener Co.; Chenfeng Machinery; and Aero Precision Repair and Overhaul Company — “A-pro”. General Manager of the following companies: Dassault Investissements; and Château Dassault. Member of the Supervisory Board of Eurazeo. Member of the Advisory Board of the following companies: Syntek Capital SA.; Power Private Equity Fund; and 21 Central Partners.
			1993	2005

Christian Decaix	January 5, 1937	Executive Vice President Social and Industrial Operations of Dassault Aviation. Director of the following companies: Sogitec Industries; Dassault Falcon Jet Corporation; Dassault Réassurance; and European Aerosystems Ltd.	1993	2005

Name	Date of Birth	Principal Occupation or Employment	Director Since	Term Expires
Bernard Dufau**	April 24, 1941	Strategic counsel and general manager of B. Dufau Conseil. Director and chairman of the audit committee of France Telecom. Director and member of the audit committee of Kesa Electricals. Director of Mood Media.	2001	2007

André Kudelski**	May 26, 1960	President and Chief Executive Officer of the Kudelski Group. Chairman and Chief Executive Officer of Nagra +. Director of the following companies: Nestlé; Edipresse; and Swiss International Airlines Ltd. Member of the Advisory Board of Crédit Suisse; and Swiss American Chamber of Commerce.	2001	2007

Loïk Segalen	March 27, 1960	Vice-President Economic and Financial Affairs of Dassault Aviation. Chairman and Chief Executive Officer of Dassault Assurances Courtage. Chairman of Dassault Réassurance. Director of the following companies: Dassault Belgique Aviation; Paris Le Bourget Parc des Expositions; Midway Aircraft Instrument Corporation; and Dassault Falcon Jet. General Manager of Dassault Aéro Service. Permanent Representative of Dassault Aviation to the Board of Directors of CorseComposites Aéronautiques.	1993	2005

Thibault de Tersant*	July 22, 1957	Executive Vice President and Chief Financial Officer of Dassault Systèmes. Director of the following companies: SolidWorks Corporation, Delmia Corp.; Dassault Systemes Corp.; Enovia Corp.; and SmarTeam Corporation Ltd.	1993	2005

*	Member of the Ad-hoc Committee.
**	Member of the Audit Committee.
***	Audit Committee Financial Expert.

     Meetings of the Board of Directors are normally convened by the Chairman of the Board of Directors and are to be held as often as required in the corporate interest. A quorum consists of at least one half of the members of the Board of Directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the Board of Directors. A director may not vote on an arrangement or contract in which he or she is materially interested; if he or she does vote, the decision will be void. Our statuts permit any director to attend, participate in and vote at any meeting by videoconference for certain decisions as provided by French law. The Board of Directors met four times in 2003.

     Audit Committee. The Audit Committee was established in 1996 to assist our Board of Directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, and our compliance with legal and regulatory requirements. Since September 2002, the Audit Committee has been fully comprised of independent directors, according to the criteria set forth under French law pursuant to the criteria recommended under French corporate governance Best Practices contained in the Bouton Report, the Sarbanes-Oxley Act of 2002, and Nasdaq corporate governance rules.

     On March 27, 2003, the Board of Directors revised the Audit Committee charter to comply with the new requirements under the Sarbanes-Oxley Act of 2002. In accordance with the new charter, the primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and report the results of its activities to the board. The Audit Committee assesses the independence of the independent auditors of our financial statements and recommends to the Board of Directors their appointment and termination (subject to shareholder approval under French law). In connection with this process, the Audit Committee recommends the external auditors’ compensation and discusses with them the scope of the audit, has the authority to pre-approve all audit-related and non-audit related services provided by the independent auditors, and discusses with the independent auditors all critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before it gives its report to the Board of Directors.

     The Audit Committee also supervises our internal audit and discusses with management, the internal auditors, and the independent auditors the adequacy and effectiveness of our accounting and financial controls, including our policies and procedures to assess, monitor and manage business and financial risk. The committee reviews management’s assessment of the effectiveness of internal controls as of the end of each year and the independent auditors’ report on management’s assessment. In 2003, in addition to their traditional responsibilities (preliminary review of the 2002 individual and consolidated statements, the 2003 provisional documents, and cash and currency risk management), the members of the Audit Committee also, and more specifically, pre-approved the duties assigned to the auditors of Dassault Systèmes for the year. Beginning in July 2003, they also conducted a preliminary review with management of the nature of financial information and outlook issued by Dassault Systèmes before distribution to the financial community. Lastly, they reviewed the impact on the Group of the French law on financial security (Loi de sécurité financière) of August 1, 2003, and adopted a position concerning certain transitional enforcement measures. More generally, they reported on the progress of the internal procedures adopted pursuant to the French and American regulations and recommendations in respect of corporate governance. In 2003, the Audit Committee met five times, including three times in person and twice by telephone. It is anticipated that the Audit Committee will meet a minimum of seven times per year.

     Ad-hoc Committee. The Ad-hoc Committee was established in 1996 to assist the Board of Directors by preparing and submitting to the board proposals regarding beneficiaries of stock option plans to be granted to employees. The Ad-hoc Committee met one time in 2003, with all committee members in attendance, in order to prepare the implementation of the stock option plans approved on January 20, 2003.

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

     Bernard Charlès has been our Chief Executive Officer since 2002, our President since 1995 and one of our directors since 1993. Mr. Charlès also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment”. Prior to becoming our President, Mr. Charlès served as our President of Research and Development from 1988 to 1995 and as President of Research and Strategy from 1985 to 1988.

     Thibault de Tersant has been our Executive Vice President and Chief Financial Officer since 1988 and one of our directors since 1993. Mr. de Tersant also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment”. Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International.

     Paul Brown has been a certified public accountant in Pennsylvania since 1974. He is a professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University. He chaired this Department from 1997 to 2002. Professor Brown is the Academic Director of TRIUM Executive MBA program. He has also worked at the Yale School of Management, INSEAD and the International University of Japan. Mr. Brown has also worked for Arthur Andersen & Co. and for the Financial Accounting Standards Boards (FASB). He is also a consultant for numerous financial enterprises.

     Laurent Dassault joined the Groupe Industriel Marcel Dassault in 1991 and serves as executive or director in its French and foreign subsidiaries. Namely, Mr. Dassault is the General Manager of Dassault Investissements and the President of Immobilière Dassault and Société des Voitures Electriques. Prior to holding these positions, Mr. Dassault worked at Banque Parisienne Internationale, at Banque Vernes and at Banque Industrielle et Commerciale du Marais between 1977 and 1991.

     Christian Decaix has been Executive Vice President Social and Industrial Operations of Dassault Aviation since 1998. From 1992 to 1998, Mr. Decaix was the Executive Vice President of Industrial Operations of Dassault Aviation. Mr. Decaix first joined Dassault Aviation in 1962 and served as an engineer (“Ingénieur d’Études”).

     Bernard Dufau has been strategic counsel at B. Dufau Conseil since 2001. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France from 1996 to 2001 and Chairman of the Management Board of

IBM France from 1995 to 1996. He was Managing Director of the Distribution Division of IBM Europe in 1994, Chief Operating Officer of IBM France from 1992 to 1994 and Sales Director of IBM France from 1989 to 1992. In the past years, he has also served as Marketing Director of IBM France, Director of Support and Services Strategy of IBM Europe, Director of Development and Information Technology of IBM France, and Marketing Manager of the Public sector and Insurance of IBM France. Mr. Dufau first joined IBM France in 1966 and served as Head of Division and Director of the Northern region of IBM France.

     André Kudelski has been President and Chief Executive Officer of the Kudelski Group since 1991 and Chairman of Nagra +, a joint-venture of Kudelski SA and Canal +, since 1992. Mr. Kudelski was Managing Director of Nagravision, the pay-TV division of Kudelski SA from 1989 to 1990 and Product Manager for pay-TV products, Kudelski SA. He first joined Kudelski SA in 1984 as an R&D engineer.

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

Executive Officers

     The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the Board of Directors or shareholders by law or by our statuts, and are subject to prior authorization of the Board of Directors or the general shareholders’ meeting for the decisions specified by French law. The Board of Directors, in its meeting of March 26, 2004, authorized the Chief Executive Officer to grant pledges, sureties or securities in the name of the Company up to a maximum limit of €25 million, thus renewing under the same terms the previous annual authority granted on March 27, 2003.

     The Chief Executive officer is elected by the Board of Directors and may be removed by the Board of Directors at any time. According to our statuts, the Chief Executive Officer (Directeur Général) may not be more than 65 years old.

     The following table sets forth the names and birth dates of our executive officers and their current positions with us:

Name	Date of Birth	Position
Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President and Chief Executive Officer
Dominique Florack	June 26, 1959	Executive Vice President, Strategy, Research and Development
Thibault de Tersant	July 22, 1957	Executive Vice President and Chief Financial Officer
Etienne Droit	September 3, 1959	Executive Vice President PLM Sales and Services
Philippe Forestier	May 16, 1950	Executive Vice President Alliances, Marketing and Communications
Bruno Latchague	January 28, 1957	Executive Vice President PLM R&D Solutions, Quality Assurance and Support
Joel Lemke	January 12, 1956	Chief Executive Officer of Enovia and General Manager PLM Americas
John McEleney	April 29, 1962	Chief Executive Officer of SolidWorks
Muriel Pénicaud	March 31, 1955	Executive Vice President Organization and Human Resources

Executive Officer Biographies

     Etienne Droit has been our Executive Vice President PLM Sales and Services since 1999. He also served as our Director of Applications Development Division from 1991 to 1995, as Manager of the Strategy Department from 1987 to 1991 and as a member of our CATIA Development Team from 1986 to 1987.

     Bruno Latchague has been our Executive Vice President PLM R&D Solutions, Quality Assurance and Support since 2004. Mr. Latchague served as our Executive Vice President Development and Support from 2000 to 2003, our Executive Vice President Research and Development, Architecture and Modeling Technology from 1995 to 1999. He also served as our Director of CATIA Products Infrastructure from 1990 to 1995, as our Senior Manager CATIA Software Infrastructure from 1988 to 1990 and as our Manager CATIA Software Infrastructure from 1987 to 1988. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

     Dominique Florack has been our Executive Vice President, Strategy, Research and Development since 2004. Mr. Florack served as our Executive Vice President Strategy and Research from 2000 to 2003, our Executive Vice President Research and Development, Strategy and Mechanical Design from 1995 to 1999. He also served as our Director of Mechanical CAD from 1994 to 1995 and as Director of Strategy and Research from 1990 to 1993.

     Philippe Forestier has been our Executive Vice President Alliances, Marketing and Communications since 2003. Mr. Forestier served as our Executive Vice President Sales and Marketing for Small and Medium Businesses (SMB) from 2000 to 2002. Living in the United States from 1995 to 2001, Mr. Forestier served as Executive Vice President Americas Market Development from 1995 to 1999. He also served as General Manager of Dassault Systemes of America from 1996 to 1998, our Director of Worldwide CATIA/CADAM Marketing and Services from 1993 to 1995 and as our Director of Industrialization and Customer Support from 1988 to 1993. From 1984 to 1988, Mr. Forestier was in charge of implementing marketing and technical support for our products and, from 1981 to 1984, was responsible for development of the CATIA geometric modeler.

     Joel Lemke has been the Chief Executive Officer of Enovia since its creation in 1998 and our General Manager PLM Americas since 2003. Prior to 1998, Mr. Lemke served at IBM for nineteen years, notably as a General Director of the Industrial Solutions Division of IBM. During the nineteen years of his work for IBM, Mr. Lemke was responsible for strategy, product development, service, marketing and sales of materials and software.

     John McEleney has been the Chief Executive Officer of SolidWorks since 2001. Mr. McEleney has been with SolidWorks since 1996 and has served in several roles, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several senior management positions at Computervision.

     Muriel Penicaud has been our Executive Vice President Organization and Human Resources since the end of 2002. Prior to joining us, Mrs. Penicaud served as Director for Organization Development and Human Resources Policies at Groupe Danone. Previously she held several management positions at the French Department of Labor, such as Regional Director and advisor to the Labor Secretary.

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

     The French Commercial Code and our statuts require any director, the Chief Executive Officer (Directeur Général) and any shareholder who holds more than 10% of the voting rights of our shares, or, if a corporate shareholder, the company controlling it, that is considering entering into an agreement with the company, either directly or indirectly, personally or through an intermediary, to inform the Company’s Board of Directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the Board of Directors, and the director or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary shareholders’ meeting for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the company or that of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary are not subject to the prior authorization of the Board of Directors. Nevertheless, as long as they are material to the company, such agreements must be disclosed by the interested party to the Chairman of the Board of Directors, who has the responsibility of communicating the list and the purpose of such agreements to the Board of Directors and to the statutory auditors.

B. Compensation.

     In consideration for their services on the board, directors are entitled to receive director’s fees (jetons de présence). The total annual amount of director’s fees is fixed by the general shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration as a director. If he or she does vote, the decision will be void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence for their services to our Company as provided for in our statuts. This additional remuneration is determined by the Board of Directors and, in this instance, the Chairman and/or Chief Executive Officer is permitted to vote on a resolution concerning his or her remuneration.

     On September 23, 2003, our Board of Directors approved two separate indemnity payments to be made to our Chief Executive Officer, Bernard Charlès, in the event that he is dismissed by the Company. First, Mr. Charlès would be entitled to a payment equivalent to two times his gross annual compensation received for the 12 months preceding his dismissal, pursuant to his mandate (mandat social) as Chief Executive Officer. This indemnity payment would not apply in the event of dismissal due to intentional misconduct aimed at harming the interests of the Company. In addition, our Board of Directors approved a change in Mr. Charlès’ employment contract (contrat de travail) with Dassault Systèmes, pursuant to which he would be entitled to an additional indemnity payment equivalent to two times his gross annual salary received for the 12 months preceding his dismissal under such employment contract. This indemnity payment would not apply in the event of dismissal for gross or willful misconduct (faute grave ou lourde). None of our other directors have entered into any service contracts with our Company or any of its subsidiaries providing for benefits upon dismissal. The relevant portion of the minutes of the September 23, 2003 Board of Directors’ meeting and Mr. Charlès’ amended employment contract are filed as Exhibits 4(c).1 and 4(c).2 to this Annual Report on Form 20-F.

     Each director must own at least one of our shares throughout his term of office.

     The aggregate amount of compensation paid by us and our subsidiaries to our executive officers as a group (10 persons) for services in all capacities in 2003 was €3,899,212 (including under our profit-sharing plans). As of December 31, 2003, our executive officers and directors as a group owned stock options to acquire 11,728,483 shares. The options under the 2002-04 Stock Option Plans are not yet exercisable. See “— Options to Subscribe Securities from Registrant or Subsidiaries” below.

     Our directors are eligible to receive attendance fees for meetings of the Board of Directors. We paid €100,000 in attendance fees to directors in 2003. We also paid €9,000 in exceptional compensation to members of the Audit Committee.

     The table below shows the total amount of compensation (including from bonus and profit-sharing plans) and other benefits granted in euro to each director by us and our subsidiaries during the 2003 fiscal year:

	Salary and Fees(3)
Directors	Fixed	Bonus		Total	Other benefits	Directors’ fees	Total for 2003	Total for 2002
Charles Edelstenne(1)	542,800	—		542,800	—	20,000	562,800	552,325
Bernard Charlès	541,304	360,870	(3)	902,174	4,666	10,000	916,840	825,983
Thibault de Tersant	199,536	85,515	(4)	285,051	2,761	10,000	297,812	260,760
Paul Brown	—	—		—	—	13,000	13,000	8,000
Laurent Dassault(2)	—	—		—	—	10,000	10,000	8,000
Christian Decaix	—	—		—	—	10,000	10,000	8,000
Bernard Dufau	—	—		—	—	13,000	13,000	8,000
André Kudelski	—	—		—	—	13,000	13,000	8,000
Loïk Segalen	—	—		—	—	10,000	10,000	8,000

(1)	In 2003, Groupe Industriel Marcel Dassault paid €16,000 to Charles Edelstenne in director’s fees.
(2)	In 2003, Groupe Industriel Marcel Dassault paid €304,898 to Laurent Dassault as gross annual salary and €15,000 in director’s fees.

(3)	Bernard Charlès also received €33,667 in profit-sharing.
(4)	Thibault de Tersant also received €33,667 in profit-sharing.

Options to Subscribe Securities from Registrant or Subsidiaries

     Pursuant to four successive authorizations granted by our shareholders at shareholders’ meetings held on April 15, 1996, June 6, 1997, January 26, 1998 and May 28, 2002, the Board of Directors implemented sixteen stock option plans for the benefit of certain of our executive officers and employees. The exercise price of stock options granted pursuant to the sixteen plans together, was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options. The exercise price has always been equal to the highest of the following three values: (1) the average share price, without a reduction, of the 20 trading days preceding the grant date of the stock options; (2) the closing share price the trading day before the grant date of the stock options; and (3) the opening share price on the grant date of the stock options.

     The following table provides certain information on our stock options plans as of May 31, 2004 (taking into account the stock split of October 14, 1997).

Stock option plan	1996		1997	1998-1		1998-2	1998-3		1998-4	1998-5		1998-8	1998-9
Meeting date of Board	June 28, 1996		Dec. 15, 1997	Jan. 28, 1998		Nov. 09, 1998	Nov. 09, 1998		Sept. 15, 1999	Sept. 15, 1999		Mar., 2001	29 Mar., 2001
Shareholders’ Meeting Dates	April 15, 1996		June 6, 1997	Jan. 26, 1998		Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	Jan. 02, 1998
Number of options granted	1,027,780	(1)	1,031,840	750,000		2,468,730	354,750		3,297,000	320,000		2,909,600	553,300
— to directors	167,000		175,400	0		1,042,850	0		1,845,750	0		1,676,150	0
— to the top 10 beneficiary employees	230,000		411,600	706,000		838,000	126,000		844,000	103,500		736,000	176,600
Maximum number of shares	1,027,780		1,031,840	750,000		2,468,730	354,750		3,297,000	320,000		2,909,600	553,300
Number of beneficiaries	916		362	26		1,018	296		556	290		531	513
Exercise price per option in euro	9.00		25.92	26.37		29.58	29.58		37.00	37.00		52.00	52.00
Exercise first date	June 28, 1996		Dec. 15, 1999	Jan. 28, 1998		Nov. 09, 2000	Nov. 09, 1998		Sept. 15, 2001	Sept. 15, 1999		Mar. 29, 2003	29 Mar., 2001
Exercise last date	June 27, 2006		Dec. 14, 2007	Jan. 27, 2008	(a)	Nov. 08, 2008	Nov. 08, 2008	(b)	Sept. 14, 2009	Sept. 14, 2009	(c)	Mar. 28, 2011	Mar. 28, 2011	(d)
Number of options exercised 1996-2002	806,066	(2)	76,244	624,700		34,094	120,482		13,500	66,127		0	650
Number of options exercised in 2003	35,555	(3)	66,660	85,000		10,040	1,575		0	1,750		0	0
Number of options cancelled 1996-2002	29,960		24,946	0		52,790	0		44,640	0		18,360	0
Number of options cancelled in 2003	0		4,900	27,800		2,620	39,888		9,340	42,688		8,220	32,890
Number of options outstanding as of December 31, 2003	156,199		859,090	12,500		2,369,186	192,805		3,229,520	209,435		2,883,020	519,760
Number of options exercised between Jan. 1, 2004 and May 31, 2004	3,600		90,342	1,000		6,300	412		0	575		0	0
Number of options cancelled between Jan. 1, 2004 and May 31, 2004	0		0	0		0	0		0	0		920	0
Number of outstanding options as of May 31, 2004	152,599		768,748	11,500		2,362,886	192,393		3,229,520	208,860		2,882,100	519,760

[Additional columns below]

[Continued from above table, first column(s) repeated]

Stock option plan	1998-10		1998-11		1998-12		2002-01		2002-02		2002-03	2002-04	Total
Meeting date of Board	June 2, 2001		Oct. 5, 2001		Oct. 05, 2001		May 28, 2002		May 28, 2002		Jan. 20, 2003	Jan. 20, 2003
Shareholders’
Meeting Dates	Jan. 02, 1998		Jan. 02, 1998		Jan. 26, 1998		May 28, 2002		May 28, 2002		May 28, 2002	May 28, 2002
Number of options granted	138,000		1,387,400		328,650		1,363,563		355,300		3,325,000	675,000	20,285,913
— to directors	0		655,000		0		651,403		0		1,500,000	0	7,713,553
— to the top 10 beneficiary employees	116,403		424,100		101,000		454,000		139,000		1,060,000	219,000	6,685,203
Maximum number of shares	138,000		1,387,400		328,650		1,363,563		355,300		3,325,000	675,000	20,285,913
Number of beneficiaries	44		400		434		378		401		803	533	7,501
Exercise price per option in euro	49.00		35.00		35.00		45.50		45.50		23.00	23.00
Exercise first date	June 29, 2001		Oct. 05, 2002		Oct. 05, 2002		May 28, 2003		May 28, 2003		Jan. 20, 2004	Dec. 31, 2004
Exercise last date	June 28, 2011	(e)	Oct. 04, 2011	(f)	Oct. 04, 2011	(g)	May 27, 2012	(h)	May 27, 2012	(i)	Jan. 19, 2013	Jan. 19, 2013
Number of options exercised 1996-2002	101		0		0		0		0		—	—	1,741,964
Number of options exercised in 2003	0		0		7,295		0		150		—	—	208,025
Number of options cancelled 1996-2002	0		4,800		0		3,569		0		0	0	179,065
Number of options cancelled in 2003	0		3,600		8,500		3,009		0		3,200	0	186,655
Number of options outstanding as of December 31, 2003	137,899		1,379,000		312,855		1,356,985		355,150		3,321,800	675,000	17,970,204
Number of options exercised between Jan. 1, 2004 and May 31, 2004	0		0		3,505		0		237		5,800	0	111,771
Number of options cancelled between Jan. 1, 2004 and May 31, 2004	0		0		0		169		0		700	0	1,789
Number of outstanding options as of May 31, 2004	137,899		1,379,00		309,350		1,356,816		354,913		3,315,300	675,000	17,856,644

(1)	including 946,680 to employees of Dassault Systèmes and Dassault Systemes K.K. (“DSKK”) and 81,100 to employees of Dassault Systemes of America Corp.
(2)	including 732,766 by employees of Dassault Systèmes and DSKK and 73,300 by employees of DSA.
(3)	by employees of Dassault Systèmes and DSKK only.
(a)	of which 475,002 have been exercisable since Jan. 28, 1998, an additional 100,000 exercisable since Jan. 28, 1999, an additional 99,998 exercisable since Jan. 28, 2000, an additional 50,000 exercisable since Jan. 28, 2001 and the balance since Jan. 28, 2002.
(b)	of which 88,687 have been exercisable since November 9, 1998, an additional 88,688 exercisable since November 9, 1999, an additional 88,687 exercisable since November 9, 2000 and the balance since November 9, 2001.
(c)	of which 80,000 have been exercisable since September 15, 1999, an additional 80,000 exercisable since September 15, 2000, an additional 80,000 since September 15, 2001 and the balance since September 15, 2002.
(d)	of which 138,325 have been exercisable since Mar. 29, 2001, an additional 138,325 exercisable since Mar. 29, 2002, an additional 138,325 exercisable since Mar. 29, 2003, and the balance since Mar. 29, 2004.
(e)	of which 34,500 have been exercisable since June 29, 2001, an additional 34,500 exercisable since June 29, 2002, an additional 34,500 exercisable since June 29, 2003, and the balance since June 29, 2004.
(f)	of which 346,850 have been exercisable since October 5, 2002 and an additional 346,850 exercisable since October 5, 2003.
(g)	of which 82,162 have been exercisable since October 5, 2002 and an additional 82,163 exercisable since October 5, 2003.
(h)	of which 340,891 have been exercisable since May 28, 2003, and an additional 340,890 have been exercisable since May 28, 2004.
(i)	of which 88,825 have been exercisable since May 28, 2003, and an additional 88,825 have been exercisable since May 28, 2004.

     On July 25, 1997, as part of the SolidWorks acquisition, we issued 9,700,000 shares, 7,321,436 of which were issued to the former SolidWorks shareholders in exchange for 100% of the outstanding capital stock and redeemable convertible preferred stock of SolidWorks, and 2,378,564 of which were issued to SW Securities L.L.C., our wholly owned subsidiary that holds such shares solely for the purpose of distribution to the holders of stock options under the SolidWorks Corporation 1994 Incentive and Nonqualified Stock Option Plan. Pursuant to the SolidWorks merger, the rights to shares of capital stock of SolidWorks under the stock options and the warrants were converted into rights to receive our shares. The number of stock options in circulation and attributed to the employees of SolidWorks amounted to 105,326 options at December 31, 2003. The shares held by SW Securities L.L.C. are not outstanding and do not have voting rights, nor are they eligible for dividends until these shares are issued. See Note O to our consolidated financial statements.

     In 2003, 31,972 shares were issued to the SolidWorks holders of stock options and 743 stock options were cancelled. As of December 31, 2003, SW Securities L.L.C. held 359,438 of our shares. The aggregate exercise price of the outstanding stock options at December 31, 2003 was approximately €446,155.00. On May 31, 2004, SW Securities L.L.C. held 340,131 of our shares.

     Finally, following the acquisition of SolidWorks in 1997, 2,800,000 stock options giving the right to subscribe to shares of SolidWorks were granted to our current executive officers. At May 31, 2004, our executive officers had exercised 918,000 of the stock options.

     We granted 12,017,683 stock options for our shares to our executive officers between June 28, 1996 and May 31, 2004 as follows: 266,000 stock options granted on June 28, 1996; 321,200 stock options granted on December 15, 1997; 1,842,050 stock options granted on November 9, 1998; 2,619,750 stock options granted on September 15, 1999; 2,352,250 stock options granted on March 29, 2001; 1,035,000 stock options granted on October 5, 2001; 1,071,433 stock options granted on May 28, 2002; and 2,510,000 stock options granted on January 20, 2003. At December 31, 2003, our executive officers (ten persons) had exercised 235,000 stock options pursuant to the June 2, 1996 Plan, 46,200 stock options pursuant to the December 15, 1997 Plan, 8,000 stock options pursuant to the November 9, 1998 Plan and held a total of 11,728,483 stock options.

     The table below shows the stock options granted by us to each director during the 2003 fiscal year as well as the shares subscribed by each director pursuant to the exercise of stock options during the 2003 fiscal year:

	Number
	of stock		Number	Price of		Stock option
	options	Exercise	of shares	the shares		plan
	granted	price	subscribed	subscribed	Expiration date	(number)
Bernard Charlès	1,200,000	€23.00	—	—	January 19, 2013	2002-03
Thibault de Tersant	300,000	€23.00	—	—	January 19, 2013	2002-03
	—	—	6,000	€25.92	—	1997

     The following table shows, on a global basis, (i) the total number and weighted average price of the stock options granted by us to the ten employees who have received the most significant number of stock options during the

2003 fiscal year and who are not members of the board and (ii) the total number and weighted average price of the shares subscribed by the ten employees who have exercised the most significant number of stock options during the 2003 fiscal year and who are not members of the board:

		Weighted average	Weighted average	Stock
	Total number of	price of the stock	price of the shares	option plan
	stock options	options granted	subscribed	(number)
Stock options granted	1,140,000	€23.00	—	2002-03
				2002-04
Stock options exercised	166,906	—	€22.97	1996
				1997
				1998-2

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

     At the end of 2003, we had 4,088 employees, up 3.1% over 2002, including independent contractors. Of these employees, 2,025 were employed in research and development and product production, 1,763 in marketing, sales and services and 300 in administrative and other functions. Of our total employee base, including independent contractors, 1,970 were based in France and 2,118 were based in the United States and other locations.

     The following tables show our employees both by function and geographically for the past three years:

	December 31,
	2003	2002	2001
Research and Development and Product Production	2,025	1,907	1,796
Marketing, Sales and Services	1,763	1,755	1,755
Administrative and Other Functions	300	304	297

Total	4,088	3,966	3,848

	December 31,
	2003	2002	2001
France	1,970	1,940	1,913
United States and other locations	2,118	2,026	1,935

Total	4,088	3,966	3,848

E.	Share Ownership.

     See “Item 7A: Major Shareholders” and “Item 6B: Compensation”.

Item 7:   Major Shareholders and Related Party Transactions

A.	Major Shareholders.

     The following table sets forth information with respect to the beneficial ownership of our shares by:

•	each person who is known by us to own beneficially more than 5% of our outstanding shares; and
•	all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own, and the address of each beneficial owner listed below is c/o Dassault Systèmes, 9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, France.

     The percent of beneficial ownership for each shareholder is based on 113,515,436 shares, including treasury shares, outstanding as of May 31, 2004.

	Shares beneficially
Name	owned(1)	Capital %(1)	Voting %
Groupe Industriel Marcel Dassault (GIMD)	51,014,415	44.9%	42.2%
Charles Edelstenne(2)	7,658,007	6.8%	12.6%
All directors and executive officers as a group, excluding Charles Edelstenne (15 persons)(3)	6,647	0.0%	0.0%
SW Securities L.L.C.(4)	340,131	0.3%	—
Public	54,496,236	48.0%	45.2%

Total	113,515,436	100.00%	100.00%

(1)	Such numbers and percentages do not take into account shares reserved for issuance under our stock option plans, totaling 15.73% of our share capital as of May 31, 2004.

(2)	Sole beneficial owner of 7,656,465 shares and has voting and dispositive powers with respect to 1,542 shares held in trust for the benefit of his family.

(3)	Excluding Charles Edelstenne, none of our directors or executive officers beneficially owns more than 1% of our outstanding shares.

(4)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.

     To our knowledge, as of May 31, 2004, (i) the proportion of our outstanding shares held in the United States was approximately 4.16% and (ii) the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 93.

Changes in Principal Shareholders Over the Past Three Fiscal Years

     To our knowledge, the main changes in stock ownership have been a significant increase in the percentage of ownership by GIMD in 2001, resulting from our merger with Dassault Participation, of which GIMD was a 49.93% shareholder before the merger. As a result of this combination, Dassault Participation as an entity is no longer a shareholder and the French state became a shareholder in our Company. The French state subsequently sold its shareholding on September 4, 2003, effective September 8, 2003, through a private placement with institutional investors.

     The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years.

	December 31, 2003			December 31, 2002			December 31, 2001
	Number of			Number of			Number of
	shares	Capital %	Voting%	shares	Capital%	Voting%	shares	Capital%	Voting%
Groupe Industriel Marcel Dassault (GIMD)	51,184,857	45.1%	42.4%	51,184,857	44.7%	42.0%	50,763,496	44.3%	44.6%
French State	—	—	—	17,821,334	15.6%	14.6%	17,821,334	15.6%	15.6%
Charles Edelstenne(1)	7,658,007	6.8%	12.7%	7,657,884	6.7%	12.5%	7,632,884	6.7%	6.7%
SW Securities L.L.C.(2)(3)	359,438	0.3%	—	391,410	0.3%	—	502,417	0.4%	0.0%
Dassault Systèmes(3)	—	—	—	—	—	—	29,033	0.0%	0.0%
Public	54,195,716	47.8%	44.9%	37,470,527	32.7%	30.9%	37,243,961	32.6%	32.7%
All directors and executive officers as a group(4)	5,647	0.0%	0.0%	44,829	0.0%	0.0%	482,079	0.4%	0.4%

Total	113,403,665	100%	100%	114,570,841	100%	100%	114,475,204	100%	100%

(1)	Sole beneficial owner of 7,656,465 shares at December 31, 2003, 7,656,342 shares at December 31, 2002 and 7,631,342 shares at December 31, 2001 and has voting and dispositive powers with respect to 1,542 shares held in trust for the benefit of his family.

(2)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds issued but not outstanding shares solely for distribution to holders of stock options under the 1994 SolidWorks stock option plan.

(3)	Shares owned by SW Securities L.L.C. in 2003, 2002 and 2001 and shares owned by Dassault Systèmes in 2001 are the only shares that are not outstanding.

(4)	Excluding Charles Edelstenne.

     To our knowledge, there are no other shareholders holding more than 5% of our share capital or voting rights.

B.	Related Party Transactions.

     We license our products to Dassault Aviation, one of our former direct shareholders whose president is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded licensing revenue from Dassault Aviation of €5,779,000 for the year ended December 31, 2003.

     We also provide services and support to Dassault Aviation. This activity generated revenues of €9,298,000 in the year ended December 2003. See Note P to our consolidated financial statements.

     Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (3D PLM), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India. This joint venture was created in January 2002 and works virtually exclusively for us, and we retain the resulting intellectual property. We account for 3D PLM as an equity investment and show our share of its results under “Equity in net income of unconsolidated affiliates-joint ventures”. 3D PLM’s total revenue amounted to €5.7 million in 2003.

     Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related party transactions pursuant to a new Nasdaq corporate governance requirement.

C.	Interests of Experts and Counsel.

     Not applicable.

Item 8:   Financial Information

A.	Consolidated Statements and Other Financial Information.

     See “Item 18: Financial Statements” for a list of financial statements contained in this report.

Legal Proceedings

     We are involved in litigation from time to time in the ordinary course of business. We believe that there is no outstanding or threatened litigation or arbitration which has recently had or is likely to have a significant impact on our financial standing, our activities, or results.

Dividend Policy

     We have paid dividends in each year since 1986. The payment and amount of dividends depend on our earnings and financial condition and such other factors as the Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the ordinary general shareholders’ meeting. Dividends are paid in euro.

     Our dividends in respect of 2001 was equal to approximately 26% of our net income, our 2002 dividend was equal to approximately 28% of our net income, and our 2003 dividend, as approved by our last general shareholders’ meeting held on June 2, 2004, is equal to 28% of net income. Future dividends will depend on our earnings, financial condition and other factors.

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

Year to which	Shares Outstanding	Dividend per Share			Dividend per Share
Dividend Relates(1)	at Year End	Excluding avoir fiscal(2)			Including avoir fiscal(2)
1998	111,863,091	FF	1.45	$0.23	FF	2.175	(3)	or	FF	2.1025	(4)	$0.34 or $0.33
1999	112,392,052	FF	1.75	$0.25	FF	2.625	(3)	or	FF	2.45	(4)	$0.38 or $0.36
2000	113,339,585		€0.31	$0.27		€0.465	(3)	or		€0.3875	(4)	$0.40 or $0.33
2001	113,943,754		€0.33	$0.31		€0.495	(3)	or		€0.38	(4)	$0.48 or $0.36
2002	114,179,431		€0.33	$0.39		€0.495	(3)	or		€0.363	(4)	$0.57 or $0.42
2003	113,044,227		€0.34	$0.43		€0.51	(3)	or		€0.394	(4)	$0.64 or $0.50

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	Dividends for 1998 through 1999 were paid in French francs and, for 2000 through 2003, were declared in euro. U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid July 1, 1999 — FF 6.41 per $1.00; July 1, 2000 — FF 6.89 per $1.00; June 25, 2001 — €1.16 per $1.00; June 18, 2002 — €1.05 per $1.00; June 18, 2003 — €0.8540 per $1.00; June 22, 2004 — €0.8257 per $1.00.

(3)	Dividends per share for individual shareholders and shareholding entities benefiting from a tax credit at 50% for 1998, 1999, 2000, 2001, 2002 and 2003.

(4)	Dividends per share for shareholding entities benefiting from a tax credit at 45% for 1998, 40% for 1999, 25% for 2000, 15% for 2001 and 10% for 2002 and 2003.

B.	Significant Changes.

     There has been no significant adverse change to our financial condition since the date of the annual financial statements included in this report.

Item 9:   The Offer and Listing

A.	Listing Details.

     Our shares have been listed in France on the Premier Marché, Euronext Paris, since June 28, 1996. In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the Nasdaq Stock Market’s National Market (the Nasdaq National Market) under the symbol “DASTY”. Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (DASXY). American Depositary Receipts evidencing the ADSs are issuable by JPMorgan Chase Bank, as Depositary.

     The following table sets forth the high and low prices of our shares on Euronext Paris and our ADSs on the Nasdaq National Market since 1999.

     Annual High and Low Prices of shares on Euronext Paris and ADSs on the Nasdaq National Market

	Euronext Paris		Nasdaq
	High	Low	High	Low
	€		U.S.$
1999	65.30	29.80	65.00	30.06
2000	126.00	55.80	121.19	57.50
2001	77.45	29.50	72.88	26.90
2002	59.40	15.19	52.00	15.05
2003	39.39	19.10	46.25	21.25
2004 (through June 29)	38.81	30.05	49.41	36.87

Source: Bloomberg

     Quarterly High and Low Prices of shares on Euronext Paris and ADSs on the Nasdaq National Market

	Euronext Paris		Nasdaq
	High	Low	High	Low
	€		U.S.$
2002
1st quarter	59.40	47.60	52.00	41.60
2nd quarter	55.85	38.20	49.93	36.30
3rd quarter	46.30	15.37	45.78	15.25
4th quarter	28.80	15.19	28.97	15.05
2003
1st quarter	25.39	19.10	26.31	21.50
2nd quarter	35.00	20.39	39.96	22.45
3rd quarter	36.32	27.25	39.39	32.38
4th quarter	39.39	29.85	46.09	36.25
2004
1st quarter	39.00	29.42	49.41	36.87

Source: Bloomberg

     Monthly High and Low Prices of shares on Euronext Paris and ADSs on the Nasdaq National Market

	Euronext Paris		Nasdaq
	High	Low	High	Low
	€		U.S.$
October 2003	39.39	29.85	44.48	36.25
November 2003	37.50	34.07	44.95	40.83
December 2003	38.30	34.50	46.09	43.20
January 2004	39.00	34.99	49.41	44.82
February 2004	37.22	34.05	47.11	42.84
March 2004	36.45	29.62	45.52	36.87
April 2004	35.48	33.05	35.23	33.15
May 2004	37.59	32.41	45.75	39.49
June 2004 (through June 29)	38.81	36.42	46.81	44.00

Source: Bloomberg

Euronext Paris

     Securities approved for listing by Euronext Paris are traded in one of three regulated markets: Premier Marché, Second Marché and Nouveau Marché. The securities of most large public companies in France are listed on the Premier Marché.

     Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last” from 5:30 p.m. to 5:40 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

     Securities listed by Euronext Paris are placed in one of the two categories, Continu or Fixing, depending on their trading volume. Our common shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades.

     Euronext Paris may suspend trading in a security listed on the Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price (reference price), Euronext Paris may suspend trading in that security for up to 4 minutes. Once trading has recommenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. During the continuous trading session, Euronext Paris may also suspend trading for a 4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, when there is unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des Marchés Financiers (AMF), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

     Trades of securities listed on the Premier Marché are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades aggregating at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

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

Item 10:   Additional Information

A.	Share Capital.

     Not applicable.

B.	Memorandum and Articles of Association.

     The information required for this Item 10B is specifically incorporated by reference to the relevant information in the Form F-1 filed by us with the Securities and Exchange Commission on June 4, 1996 (“Registration Statement on Form F-1”). The information provided below supplements the information provided in the Registration Statement on Form F-1 or, to the extent inconsistent with such information, supersedes it.

     In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts (by-laws). An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Registry of Commerce and Companies of Nanterre, France where we are registered under number 322 306 440. Please refer to the complete statuts or the unofficial English translation thereof for additional details.

Board of Directors

     For a complete description of the powers of the directors under French law and our statuts, see “Item 6: Directors, Senior Management and Employees”.

Share Capital

     As of May 31, 2004, our share capital was €113,515,436 divided into 113,515,436 shares with a nominal value of €1.0 per share, including 340,131 treasury shares which under French law have no voting rights and no rights to dividends. All the shares are fully paid.

Purposes of the Company

     As set forth in Article 2 of our statuts, the purposes of our Company, in France as well as abroad, are (1) to develop, produce, market, purchase, sell, rent and provide after-sale service of computer hardware and/or software, (2) to supply and sell services to users specifically in the area of training, demonstration, methodology, display and utilization, and (3) to supply and sell computer resources, together or separate from software or service, in the areas of computer-aided manufacturing and design, management of the lifecycle of products, collaborative work, technical databases, management of manufacturing processes, and software development tools as well as research and development in these areas. For a complete description of our purposes, please refer to our statuts.

Shareholders’ Meetings and Voting Rights

Appointment of agents.

     In the case of the Company’s bankruptcy, any of the following may request the court to appoint an agent who may call a shareholders’ meeting in certain instances: (i) one or several shareholders holding at least 5% of our share capital; (ii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company; (iii) the statutory auditors; (iv) the workers’ committee in a case of emergency; or (v) a majority of shareholders according to either share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Additional resolutions for shareholders’ meetings.

     Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital, the workers’ committee, or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company.

     During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions.

Attendance and voting at shareholders’ meetings.

     In general, each share confers on the shareholder the right to one vote. Nevertheless, our statuts provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In the case of a capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

     Our statuts provide that upon decision by our Board of Directors, shareholders may participate and vote at general shareholders’ meetings by videoconference or by other means of telecommunication permitting shareholders’ identification in accordance with applicable laws and regulations. If such participation is permitted, shareholders who participate in this manner will be counted for the calculation of a quorum and a majority at general shareholders’ meetings.

Proxies and votes by mail.

     A shareholder not domiciled in France, as defined in the French Civil Code, may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. Such a shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. Alternatively, the shareholder may send us a blank proxy (dated and signed) without nominating a representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed to by the Board of Directors and against all others.

Financial statements and other communications with shareholders.

     In connection with any shareholders’ meeting, we must provide a set of documents, including our annual report and a summary of the results of the five previous fiscal years in French GAAP, to any shareholder who so requests. French company law also requires that a special report must be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by us.

     Pursuant to a new French law n°2003-706 of August 1, 2003 (loi de sécurité financière), the Chairman of our Board of Directors prepared a special report to the annual general shareholders’ meeting regarding the work of our Board of Directors, the internal controls procedures implemented by our Company and the restrictions if any, that our Board of Directors have placed on powers granted to the Directeur Général. More precisely, this report describes our internal control objectives, the organization of internal control participants and internal control procedures in place. This report was presented to our last general shareholders’ meeting held on June 2, 2004.

Dividends

Legal reserve.

     At December 31, 2003, our legal reserve was €11.5 million.

Distribution of dividends.

     French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASXY”). Following the dividend payment date, these shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as shares issued before January 1.

     In addition, our statuts authorize our shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends declared either in cash or in our shares.

Changes in Share Capital

Increases in share capital.

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

     The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to our Chairman and our Chief Executive Officer. Each time the shareholders decide to carry out a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except for a contribution in kind or when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to carry out a capital increase reserved to employees of our Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to implement such reserved capital increase.

     At our last shareholders’ meeting held on June 2, 2004, our shareholders authorized our Board of Directors to issue shares and/or any other securities granting access, immediately or in the future, at any time or on a fixed date by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner, to a portion of our share capital, provided, however, that (i) the nominal amount of increases in the share capital to be made either now or in the future pursuant to this delegation may not exceed €25 million, and (ii) the nominal amount of debt securities to be issued pursuant to such delegation shall not exceed a maximum of €1 billion. This authorization, given with and without preferential subscription rights, replaces the authorization granted by our shareholders at our general shareholders’ meeting on May 28, 2002.

     As of May 31, 2004, we had not engaged in any increase of our share capital under the resolutions of May 28, 2002.

Decreases in share capital.

     According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The shareholders may delegate the right to carry out any decrease in share capital to the Board of Directors, provided that this decrease has been previously authorized by the shareholders. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the opportunity to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

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

Form, Holding and Transfer of Shares

Form and holding of shares.

     Our statuts permit us to request that Euroclear France provide us at any time with the identity, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. French company law states that shares held by any non-French resident may be held by an intermediary on the shareholder’s behalf in a collective account or in several individual accounts. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented at the general shareholders’ meetings by this intermediary.

Transfer of shares.

     Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

     For dealings on Euronext Paris, an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at the rate of 0.3 percent on transactions up to €153,000 and at a rate of 0.15 percent thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse. In addition, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See “— Taxation — French Taxation — Taxation on Sale or Disposal of Shares”, above.

Requirements for Holdings Exceeding Certain Percentages

     French company law provides that any individual or entity, including a holder of ADSs, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding share capital or the voting rights of a listed company in France, or whose holdings fall below any such level, must notify us within five trading days of the date it crosses the threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto. This information will be made public pursuant to the conditions set forth in the General Regulation of the AMF.

     French law and the AMF impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10 percent, and subsequently, as the case may be, more than 20 percent of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company a report disclosing its intentions for the next 12 months with respect to such company. In this report, the acquirer must disclose whether or not it intends, within the 12-month period following the acquisition, to increase its shareholding, to acquire control of such company, or to seek a nomination to such Company’s Board of Directors. Such report must be filed with the AMF and with such listed company within 10 trading days of the date such threshold has been crossed. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of the shareholders. Upon any change of intention, it must file a new report.

     In addition, our statuts provide that any person who, directly or indirectly, acting alone or in concert with others, becomes the owner of more than 2.5 percent, or any subsequent multiple of 2.5 percent up to 50 percent, of our share capital or voting rights, or whose holdings fall below any such percentage, shall be required to notify us of such fact within five trading days of such acquisition by registered mail. The notification period was reduced from fifteen to five days as a result of a modification to our by-laws by our last general shareholders’ meeting held on June 2, 2004. Failure to comply with such notification provisions will result in the suspension for up to two years of the voting rights attached to the excess of the relevant threshold if requested in the minutes of a shareholders’ meeting by one or more shareholders holding equity securities representing at least 2.5 percent of our share capital or voting rights.

Purchase of Our Own Shares

     Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares to, among other things:

•	reduce our share capital by canceling such acquired shares, with approval of our shareholders at an extraordinary meeting;

•	provide shares to our employees under a profit-sharing plan or stock option plan; or

•	acquire up to 10 percent of our share capital within a period of time, which may not exceed eighteen months, in connection with a corporate share repurchase program, provided that our shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a Note d’information that has received a visa of the AMF and the approval from the shareholders at an ordinary meeting. French regulation allows listed companies to file the Note d’information with the AMF, either prior to the ordinary general meeting granting the authorization or after the board’s decision to launch the program i.e., after the ordinary general meeting.

     In addition, under French law we may not, directly or through a person acting on our behalf, own more than 10 percent of our outstanding share capital or, if we have different classes of shares, more than 10 percent of the shares in each class.

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

     At our last general shareholders’ meeting held on June 2, 2004, our shareholders authorized the Board of Directors to implement a share repurchase program, limited to 10 percent of our share capital. This authorization expires on the annual ordinary general shareholders’ meeting convened to approve the accounts for the 2004 fiscal year. We may not buy shares at a price exceeding €60 per share (transaction fees excluded). This authorization replaces the one that was granted by our shareholders at the general shareholders’ meeting on May 28, 2003. At such meeting, our shareholders also authorized our Board of Directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period.

     As of May 31, 2004, we have repurchased no shares under the resolution of May 28, 2003.

Trading in Our Own Shares

     Under Règlement n° 90-04 of the Commission des Opérations de Bourse, or COB, as amended, we may not trade in our shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically:

•	trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries;

•	any block trades may not be at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

     If a Company’s shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the Company’s shares; and

•	the trade must not account for more than 25 percent of the average total daily trading volume on the Premier Marché in the shares during the 3 trading days immediately preceding the trade. This last requirement applies only to shares that are eligible for the deferred settlement service (service de règlement différé).

     However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

     After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

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

     In particular, holders of shares should be aware that the French Budget Law for 2004 (n° 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. However, French non-individual shareholders will no longer be entitled to use the avoir fiscal as of January 1, 2005. The French Budget Law for 2004 nonetheless provides that French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid capped at €230 or, as the case may be, €115 depending on the marital status of the individual.

     Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled (i) to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004 and (ii) to the new tax credit with respect to dividends paid as of January 1, 2005. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund), should be entitled to a refund of the précompte, if any, that our Company will pay in cash on distributions it will make in 2004.

     In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

     This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares.

     Potential purchasers of shares are urged to consult their own tax advisers concerning the consequences of ownership and disposal of shares.

     Taxation on Sale or Disposal of Shares. Subject to more favorable provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held, alone or with relatives, not more than 25%, directly or indirectly, of our dividend rights (bénéfices sociaux) at any time during the preceding five years are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.

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

     Taxation of Dividends. In France, dividends are paid out of after-tax income. French residents were entitled to a tax credit, known as the avoir fiscal, in respect of dividends distributed by our Company in 2003.

     The amount of avoir fiscal attached to dividends paid in 2003 was equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for other shareholders.

     In addition, if the distribution of dividends by us gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte, we paid in cash (the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits which give rise to the avoir fiscal).

     Pursuant to the French Budget Law for 2004, French individual residents will generally be entitled to the avoir fiscal in respect of dividends to be distributed by our Company until December 31, 2004, while French corporate shareholders will not. From 2005 on, French individual shareholders will instead be entitled to the new tax credit described in detail in the introduction.

     Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal and from 2005 on will not be eligible for the new tax credit. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated. Certain tax treaties further provide for a refund of the avoir fiscal to such non-residents.

     Although the French tax authorities have not issued guidelines to confirm this point, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions paid until December 31, 2004, but will no longer apply from 2005 on. It is unclear however, whether non-resident individual shareholders that benefit from a tax treaty which provides for the transfer of the avoir fiscal will be entitled to the newly implemented tax credit described above.

     The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), to the extent, however, that the avoir fiscal is still available.

Australia Austria Belgium	India Israel Italy	Namibia Netherlands New Zealand	Turkey Ukraine United Kingdom	Territoires d’Outre-Mer and Other territories:
Bolivia Brazil Burkina Faso Canada	Ivory Coast Japan Latvia Lithuania	Niger Norway Pakistan Senegal	United States Venezuela	Mayotte New Caledonia Saint-Pierre et Miquelon

Estonia Finland Gabon Ghana Iceland	Luxembourg Malaysia Mali Malta Mauritius Mexico	Singapore South Korea Spain Sweden Switzerland Togo

     Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities). In any event, shareholders other than individuals will lose the benefit of the avoir fiscal with respect to dividends paid from 2004 on.

     So long as the avoir fiscal is still available, dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will generally be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, provided, however, that they establish their entitlement to such reduced rate before the date of payment.

     Amounts distributed as dividends by French companies before December 31, 2004 out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if such dividends carry an avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

     When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may currently obtain from the French tax authorities a refund of such précompte actually paid in cash by us, if any (net of applicable withholding tax). Non-resident shareholders entitled to the refund of the précompte that our Company actually paid in cash in respect of dividends it distributed in 2003 may claim any such refund. Although the French tax authorities have not yet issued guidelines on this matter, such non-resident shareholders should be entitled to the refund of the précompte, if any, that our Company shall pay on distributions to be made in 2004.

     As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to the non-resident shareholders.

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

Taxation of U.S. Investors

     The following is a general summary of the material U.S. federal income tax and French tax consequences to a U.S. Holder who is a beneficial owner of our ADSs or shares and (a) who owns, directly, indirectly or by attribution, less than 10% of our capital or our voting stock; (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or certain other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; (c) who is entitled to the benefits of the Treaty (as defined below) under the “Limitation on Benefits” article contained in the

Treaty; (d) who holds the ADSs or shares as capital assets and (e) whose functional currency is the U.S. dollar. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds our ADSs or shares, the Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or shares. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt entities, regulated investment companies, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the ADSs or shares as part of a straddle or a hedging or a conversion transaction and persons who acquired their ADSs or shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. Because this is a general summary, U.S. Holders are advised to consult their own tax advisors with respect to the ownership and disposition of ADSs and shares.

     The statements of U.S. and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on current U.S. and French tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date, which may have retroactive effect. In this regard, the Treaty refers to the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, which entered into force on December 30, 1995.

Taxation of Dividends

     Withholding/Avoir fiscal. In France, dividends are paid out of after-tax income. French residents were entitled to a tax credit, known as the avoir fiscal, in respect of dividends distributed by our Company in 2003.

     The amount of avoir fiscal attached to dividends paid in 2003 was equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for other shareholders.

     In addition, if the distribution of dividends by us gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte we paid in cash (the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits which give rise to the avoir fiscal).

     Pursuant to the French Budget Law for 2004, French individual residents will generally be entitled to the avoir fiscal in respect of dividends to be distributed by our Company until December 31, 2004, while French corporate shareholders will not.

     Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax, and non-residents are not eligible for the benefit of the avoir fiscal.

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

     An Eligible U.S. Holder is, as regards distributions made in 2003, a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a U.S. corporation, other than a regulated investment company, (iii) a U.S. corporation which is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

     Although it will have to be confirmed in guidelines yet to be published by the French tax authorities, an individual holder that is a resident of the United States as defined pursuant to the provisions of the Treaty and whose ownership of our shares is not connected with a permanent establishment in France should remain an Eligible U.S. Holder with respect to distributions to be made by our Company in 2004, and should be entitled to the new tax credit implemented by the French Budget Law for 2004.

     Other U.S. Holders will no longer be entitled to the refund of the avoir fiscal in respect of dividends paid from 2004 on and will not be entitled to the newly implemented tax credit.

     In general, under the Treaty, an Eligible U.S. Holder will receive a payment of the avoir fiscal only if such Holder (or its partners, beneficiaries or grantors, if the Holder is a partnership or trust) attests that it is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend.

     Dividends paid to an Eligible U.S. Holder are subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such Holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the “Form”) before the date of payment of the relevant dividend, together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such Holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such Holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such Holder owns all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such Holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claims the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary is given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment.

     Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) but is entitled to the reduced rate of withholding tax, will be subject to French withholding tax at the reduced rate of 15%; provided, however, that such Holder files French Treasury Form RF1 B EU-No. 5053 (or any other form that may replace Treasury Form RF1 B EU-No. 5053) with the French tax authorities before the date of payment of the dividends.

     If a U.S. Holder that has not filed a completed form or, where applicable, the Certificates, before the dividend payment date, our Company must withhold French withholding tax at the rate of 25%. Such Holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal attached to dividends paid by our Company in 2003 by completing and providing the French tax authorities with the Form before December 31 of the second year following the year during which the dividend is paid.

     Certain entities are not entitled to the full avoir fiscal. Tax-exempt “U.S. Pension Funds”, as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) (“Other Tax-Exempt Entities”) that own, directly or indirectly, less than 10% of our capital, and that satisfy certain filing formalities specified in the Treasury regulations (i) were with respect to dividends paid until December 31, 2003, entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S. Pension Fund” includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Code. U.S. Pension Funds and Other Tax Exempt Entities will be treated like any other corporate shareholders as regards the suppression of the avoir fiscal, and thus, will no longer be entitled to their partial avoir fiscal with respect to dividends that our Company will pay as of January 1, 2004.

     As regards distributions received until December 31, 2003, U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they have to supply additional documentation evidencing their entitlement to these benefits.

     Although the French tax authorities have not yet issued any guidance regarding the procedures for claiming the benefit of the reduced rate of withholding tax following the abolition of the avoir fiscal and, if applicable, the refund of the newly implemented tax credit, any such benefits should be subject to the accomplishment of insurance formalities.

     In all cases, any avoir fiscal or partial avoir fiscal is generally paid to Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

     The Form or, where applicable, the Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary shall arrange for the filing with the French tax authorities of all Forms or Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

     For U.S. federal income tax purposes, the gross amount of any distribution (and any related avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon) will be taxable as ordinary dividend income to a U.S. Holder to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs. To the extent (if any) that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be treated first as a tax-Free return of capital, resulting in a reduction in the adjusted tax basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the Holder on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange. No dividends received deduction will be allowed to U.S. corporate Holders with respect to dividends paid by us. For foreign tax credit limitation purposes, such dividends generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income. The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If the euro are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not recognize any foreign currency gain or loss upon conversion. If the euro are not converted in to U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the euro equal to their U.S. dollar value on the date of receipt. Such U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent sale or other disposition of the euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

     French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on any related payment of avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax or a dollar-For-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

     The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

     Précompte. Dividends that carry an avoir fiscal and that are distributed by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution, insofar as it occurs before December 31, 2004, are subject to a tax known as the précompte. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed by such company.

     A U.S. Holder not entitled to the full avoir fiscal may obtain a refund from the French tax authorities of any précompte paid by us with respect to the dividends distributed in 2003 and, although yet unclear, should be able to obtain a refund of any précompte that we shall pay with respect to the dividends that we will distribute in 2004, if such U.S. Holder is not entitled to the avoir fiscal on distributions to occur in 2004.

     Pursuant to the Treaty, the amount of the précompte to be refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and Other Tax Exempt Entities. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by us and is not entitled to a refund of the précompte paid by us by offsetting French and/or foreign tax credits.

     A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury form RF 1 BEU-NO. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

     For U.S. federal income tax purposes, the gross amount of the précompte including French withholding tax paid to a U.S. Holder will be includible in gross income as ordinary income. Such amounts generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro on the date the précompte is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder of shares who does not convert the euro into U.S. dollars on the date of receipt generally will be required to recognize U.S. source ordinary income or loss upon the subsequent sale or other disposition of the euro.

     As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to U.S. Holders.

Recent U.S. Tax Law Changes Applicable to Individuals

     Under 2003 U.S. tax legislation, individual U.S. Holders (and some trusts and estates) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, provided that the Holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, (i) the ADSs or shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes. Some of the eligibility requirements for non-U.S. corporations are not entirely clear, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Taxation of Capital Gains

     A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or other disposal of ADSs or shares unless these ADSs or shares form part of a business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and the U.S. Holder’s basis (determined in U.S. dollars) in the ADS or shares. This capital gain or loss will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if the Holder’s holding period in the ADSs or shares exceeds one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     The deposit or withdrawal of shares for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We believe that we did not qualify as a PFIC for the 2003 taxable year for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs or shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs or shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

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

French Wealth Tax

     The French wealth tax generally does not apply to the ADSs or shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

United States Information Reporting and Backup Withholding

     Dividend payments made to a Holder and proceeds paid from the sale, exchange, or other disposition of ADSs or shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

F. Dividends and Paying Agents.

     Not applicable.

G. Statements by Experts.

     Not applicable.

H. Documents on Display.

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act) and file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the SEC). As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies. However, we intend to file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, annual reports on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to furnish to the SEC a translation of our semi-annual reports prepared in French GAAP pursuant to French law under cover of Form 6-K.

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

     In addition, material filed by us with the SEC and other information about us can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C. 20006-1506.

     We provide JPMorgan Chase Bank with annual and semi-annual reports in English, as well as summaries in English or an English version of all notices of stockholders’ meetings and other reports and communications that we generally make available to our stockholders. Copies of these reports and other documents are available upon request from JPMorgan Chase Bank, attention of the ADR department.

I. Subsidiary Information.

     Not applicable.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

     Our overall risk management policy is based upon the prudent management of our market risks, primarily interest rate risk and foreign currency exchange risk. Our programs with respect to the management of these risks, including the use of hedging instruments, are discussed below. Our exposure to these risks may change over time and there can be no assurance that the benefits of our risk management policies will exceed the related costs. Such changes could have a materially adverse impact on our financial results.

     Interest rate risk. With the exception of a change in the general economic environment, which is difficult to assess, we believe that our revenue and earnings, before financial income, were not materially affected by changes in interest rates in 2003. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue.

     We generate positive cash flows from operations and have some financial obligations (e.g., employee profit-sharing and a long-term capital lease for a building) but we are a net lender. We sometimes use bank overdrafts, for non-significant amounts, for which the interest rate is a variable market rate.

     We have no loan agreement outside the Group except the long-term capital lease for a building, as described in Note K to our consolidated financial statements. Therefore, we have no risks linked to any early repayment triggers.

     Financial revenue is composed in part of interest from cash and cash equivalents, as well as revenue from short-term investments. As a result, it is sensitive to fluctuations in interest rates. We follow a conservative policy for investing our cash resources, mostly relying on short-term, investment grade investments. Investment rules are determined and controlled by the treasury department of the parent company.

     In 2003, the decrease of short-term interest rates in the U.S. and in Europe had a negative impact on our financial revenue. For cash management purposes, we do not invest in any common shares or any funds investing primarily in common shares. Our financial results are therefore not directly linked to stock market variations.

     Taking into account the low interest rates and our underwriting position, we did not subscribe to any rate hedging products during 2003.

     Foreign currency exchange risk. Our revenue is primarily invoiced in U.S. dollars, euro and Japanese yen. Under the IBM marketing and sales agreement, the royalties we receive for the products distributed by IBM are generally set in the local currency of the end purchaser, and then remitted to us by IBM in U.S. dollars based on conversion rates adjusted monthly. In addition, we incur expenses in several currencies, through our suppliers and employees in different countries. Finally, we engage in mergers and acquisitions outside the euro zone and may lend money in different currencies to our fully or partially owned subsidiaries. As a result, our results of operations may be affected by changes in exchange rates, particularly between the U.S. dollar or the Japanese yen and the euro.

     To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially compensated by our U.S. dollar expenses. Our net exposure in Japanese yen is less in absolute terms, but more significant as a proportion of Japanese yen-denominated revenue. In 2003, revenue denominated in U.S. dollars represented approximately 40% of total revenue, compared with 40% in 2002 and 41% in 2001, after taking into account the monthly conversion by IBM of royalties coming from end-user payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 37% of total operating expenses in 2003, compared with 38% in 2002 and 40% in 2001.

     As a result, our net operating exposure to U.S. dollars was limited to €103 million in 2003 (14% of our revenue), and this exposure was hedged through market instruments at a level of €76 million, as further described below.

     The U.S. dollar depreciated approximately 20% against the euro in 2003 compared to 2002 and depreciated approximately 5% against the euro in 2002 compared to 2001. As a result of our U.S. dollar-denominated revenues and U.S. dollar-denominated expenses being relatively comparable in amount, changes in the value of the U.S. dollar compared to the euro had relatively little impact on our operating income in 2002. In 2003, however, U.S. dollar depreciation had a significant negative impact on operating income. In 2003 and 2002, the Japanese yen depreciated 11% and 8% against the euro, respectively, compared to the respective preceding year, with a negative impact on operating income.

     Currency fluctuations may impact revenue and expenses as well as financial revenue. The main items of financial revenue subject to fluctuations linked to exchange rates are:

•	The difference between the exchange rate used to record invoices and expenses in foreign currencies and the exchange rate when we receive or make the payment.

•	The revaluation of payables and receivables denominated in foreign currencies.

•	The revaluation of assets denominated in foreign currencies.

     We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We do not hedge revenues in local currencies from our North American or Japanese subsidiaries. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out by the parent company and all hedging transactions and our resulting exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2003, our revenue, operating expenses and net position before and after hedging denominated in U.S. dollars, Japanese yen and other currencies, principally the euro.

	Year ended December 31, 2003
	U.S. dollars	Japanese yen	Euro and others
	(in thousands)
Revenue	301,174	134,358	319,290
Operating expenses	(198,518)	(41,515)	(302,050)
Net position	102,656	92,843	17,240
Hedge(1)	76,450	55,725	—
Net position after hedge	26,206	37,118	17,240

(1)	Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

     The following table presents the notional amount and market value of financial instruments at December 31, 2003 and 2002:

	Year ended December 31,
	2003		2002
	Notional	Market	Notional	Market
	amount	value	amount	value
	(in thousands of euro)
Call USD/euro	1,979	—	—	—
Digital JPY/euro(1)	—	—	400	135
Collars USD/euro	35,629	3,441	47,082	7,096
Collars JPY/euro(1)	41,468	7,893	86,017	7,073
Forward exchange contract USD/euro	10,821	1,454	20,625	4,246
Forward exchange contract JPY/euro(1)	—	—	15,274	2,395

(1)	“JPY” means Japanese yen.

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

Item 12: Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

     To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to our indebtedness or that of any of our subsidiaries.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

     To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

Item 15: Controls and Procedures

     Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of December 31, 2003. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2003, our disclosure controls and procedures were effective.

     In 2003, we implemented, or are currently in the process of implementing, additional measures relating to our internal controls over financial reporting (“internal controls”), in order to meet new requirements under French law and in preparation for the additional requirements of the rules implemented pursuant to the Sarbanes-Oxley Act of 2002. These measures include the following:

•	The responsibilities of the Audit Committee as defined in its Charter were expanded to include responsibilities outlined in French corporate governance recommendations and the SEC rules promulgated under the Sarbanes-Oxley Act of 2002.

•	A Disclosure Committee was established in order to formally review the information contained in this Annual Report on Form 20-F.

•	An Internal Audit department was established within our Financial Division. This department reports to our management and to our Audit Committee.

•	A project designed to promote, structure and systematize evaluation of our internal controls was launched in the fourth quarter of 2003 and will continue in 2004. As part of this project, we are using the principles developed by the Treadway Commission in 1992, known as COSO (Commission of Sponsoring Organizations), to organize our internal controls procedures around five major areas: a control environment; risk assessment; control activities through a definition of the procedures required; communications and information processes; and management of control activities.

Item 16: [RESERVED]

Item 16A: Audit Committee Financial Expert

     The Board of Directors has determined that Paul Brown, Audit Committee member and independent member of our Board of Directors, is an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002 and Item 16.A of Form 20-F.

Item 16B: Code of Ethics

     The Company has adopted a code of ethics that applies to its Chief Executive Officer, all Executive Vice Presidents (including the Chief Financial Officer), the Controller and the Group Accounting and Consolidation Manager, the internal auditor as well as the Chief Executive Officers and Chief Financial Officers of the main Dassault Systèmes Group companies. This code of ethics is filed as Exhibit 11 to this Annual Report on Form 20-F.

Item 16C: Principal Accountants Fees and Services

     Deloitte Touche Tohmatsu and Ernst & Young Audit have served as the Company’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The Audit Committee recommends to the Board of Directors the appointment and termination of the auditors annually, subject to approval by shareholders at the Annual General Meeting.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu and Ernst & Young Audit to the Company in 2003 and 2002.

	Deloitte Touche Tohmatsu				Ernst & Young Audit
			Percentage of				Percentage of
	Fee Amount		Total Fees		Fee Amount		Total Fees
	2003	2002	2003	2002	2003	2002	2003	2002
	(in euro, except percentages)
Audit fees(1)	€707,766	€523,519	76.4%	65.6%	€290,321	€292,396	94.5%	87.7%
Audit-related fees(2)	17,000	35,982	1.8%	4.5%	17,000	22,820	5.5%	6.9%
Tax fees(3)	201,852	238,687	21.8%	29.9%	—	17,904	—	5.4%
All other fees	—	—	—	—	—	—	—	—
Total	926,618	798,188	100.0%	100.0%	307,321	333,120	100.0%	100.0%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF).
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and the application of new accounting pronouncements.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals.

Audit Committee Pre-Approval Policies and Procedures

     The Audit Committee assesses the independence of the external auditors of our financial statements and recommends to the Board of Directors their appointment and termination (subject to shareholder approval under French law). In connection with this process, the Audit Committee recommends the external auditors’ compensation and discusses with them the scope of the audit, has the authority to pre-approve all audit-related and non-audit related services provided by the independent auditors, and discusses with the independent auditors all critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before it gives its report to the Board of Directors.

     During 2003, none of Audit-Related Fees, Tax Fees and all Other Fees provided to us by Deloitte Touche Tohmatsu and by Ernst & Young Audit were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

Item 17: Financial Statements

     Not applicable.

Item 18: Financial Statements

     The following financial statements, together with the report of Deloitte Touche Tohmatsu and Ernst & Young Audit thereon, are filed as part of this Annual Report on Form 20-F.

Consolidated Financial Statements

Item 19: Exhibits

1	Dassault Systèmes’ bylaws amended through June 2, 2004 (Unofficial English translation).

†4(a).1
Amendment 138, dated January 12, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).2
Amendment 140, dated January 20, 2003, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).3
Amendment 141, dated April 10, 2003, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).4
Amendment 142, dated June 3, 2003, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).5
Amendment 143, dated February 2, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

4(c).1	Extracts of the minutes of the meeting of the Board of Directors, dated September 23, 2003. (Unofficial English translation).

4(c).2	Amended employment contract of Bernard Charlès, dated December 12, 2003 (Unofficial English translation).

11	Code of Ethics.

12.1	Certification of Bernard Charlès, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Thibault de Tersant, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Executive Vice President and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)	Consent of Ernst & Young Audit and Deloitte Touche Tohmatsu as auditors of Dassault Systèmes.

For a list of our subsidiaries, see Note R to our consolidated financial statements for the year 2003.
†	Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*	The IBM Agreement was filed as Exhibit 10.1 to Amendment No. 1 to our Form F-1 Registration Statement (Registration No. 333-04970), which was filed with the Securities and Exchange Commission on June 24, 1996.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 30, 2004

/s/ Thibault de Tersant Thibault de Tersant Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Dassault Systèmes
Suresnes, France:

     We have audited the accompanying consolidated balance sheets of Dassault Systèmes as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dassault Systèmes at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note I to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Paris and Neuilly-sur-Seine, France, April 28, 2004

Ernst & Young Audit	Deloitte Touche Tohmatsu

Represented by Jean-Marc MONTSERRAT	Represented by Philippe MOURARET

DASSAULT SYSTÈMES
CONSOLIDATED BALANCE SHEETS

(All amounts in thousands except share amounts)

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents (Note F)	€419,572	€371,992
Short-term investments (Note G)	20,102	16,436
Trade accounts receivable, net of allowance for doubtful accounts of €7,477 in 2003 and €7,881 in 2002	227,579	229,505
VAT receivable	6,732	6,316
Prepaid expenses and advances	9,595	19,172
Financial instruments	7,226	17,270
Income tax receivable	12,664	8,877
Deferred tax assets (Note E)	31,634	27,947
Other current assets	32,446	24,134

Total current assets	767,550	721,649
Property and equipment, at cost:
Land	6,037	6,109
Buildings	29,801	30,335
Computer equipment	57,885	56,702
Office furniture and equipment	18,257	19,280
Leasehold improvements	27,899	23,708

	139,879	136,134
Less accumulated depreciation and amortization	(83,340)	(76,261)

Property and equipment, net (Note H)	56,539	59,873
Other non-current assets (Note J)	39,507	39,167
Investment in equity of unconsolidated affiliates — joint ventures	475	304
Long-term deferred tax assets (Note E)	19,292	15,405
Intangible assets (Note I) :
Goodwill	73,804	71,599
Other intangible assets (less accumulated depreciation of € 92,616 in 2003 and €94,496 in 2002)	7,323	12,167

Total assets	€964,490	€920,164

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED BALANCE SHEETS

(All amounts in thousands except share amounts)

	December 31,
	2003	2002
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	€42,264	€31,638
Accrued wages and other personnel costs	54,212	56,892
Sales incentive payable (Note P)	15,787	15,668
Unearned revenue	85,188	92,229
Income taxes payable	21,258	14,535
Current portion of long-term obligations	10,713	7,475
VAT and sales tax payables	6,551	8,182
Deferred tax liabilities (Note E)	4,937	6,135
Accrued expenses and other current liabilities	21,542	16,209

Total current liabilities	262,452	248,963
Long-term obligations:
Capital lease (Note K)	4,205	5,916
Employee profit sharing (Note L)	19,261	22,655
Pension and post retirements benefits (Note M)	10,688	8,388
Deferred tax liabilities and other (Note E)	10,206	5,981

Total long-term obligations	44,360	42,940
Commitments and contingencies (Note N)
Shareholders’ equity:
Share capital, par value Euro 1, 113,403,665 shares authorized and issued and 113,044,227 shares outstanding at December 31, 2003, and 114,570,841 shares authorized and issued and 114,179,431 shares outstanding at December 31, 2002 (Note O)	113,404	114,571
Additional paid-in capital	66,694	89,278
Retained earnings — unrestricted	514,363	416,180
Retained earnings — restricted (Note O)	11,457	11,446
Accumulated other comprehensive income	(48,240)	(3,214)

Total shareholders’ equity	657,678	628,261

Total liabilities and shareholders’ equity	€964,490	€920,164

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Revenue:
Software revenue (Note C)	€645,565	€669,886	€643,034
Services and other revenue	109,258	104,229	103,019

Total revenue	754,823	774,115	746,053
Cost of revenue:
Software	(21,664)	(24,448)	(20,791)
Services and other	(89,793)	(96,413)	(86,542)

Total cost of revenue	(111,457)	(120,861)	(107,333)

Gross profit	643,366	653,254	638,720
Research, selling and administrative expenses:
Research and development	(215,609)	(221,563)	(209,235)
Marketing and sales	(162,414)	(169,653)	(164,323)
General and administration	(46,679)	(47,908)	(44,183)
Amortization of goodwill	—	—	(44,144)
Amortization of acquired technology	(5,925)	(11,098)	(14,240)

	(430,627)	(450,222)	(476,125)

Operating income	212,739	203,032	162,595
Equity in net income of unconsolidated affiliates	419	214	—
Financial revenue and other, net (Note D)	(855)	2,545	14,062

Income before income taxes	212,303	205,791	176,657
Income tax expense (Note E)	(76,884)	(79,376)	(87,916)

Net income	€135,419	€126,415	€88,741

Basic net income per share (Note O)	€1.20	€1.11	€0.78
Diluted net income per share (Note O)	€1.18	€1.09	€0.76

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	€135,418	€126,415	€88,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	15,302	19,051	18,174
Amortization of intangible assets	7,751	13,999	60,809
Deferred income taxes	(10,920)	(8,004)	(9,878)
Tax benefits from employee stock plans	814	5,254	—
Non-cash stock-based compensation	—	3,636	1,338
Other	533	3,793	(586)
Changes in current assets and liabilities:
(Increase) decrease in trade accounts receivable	(5,093)	(29,221)	(5,778)
(Increase) decrease in other current assets	2,205	10,929	1,810
Increase (decrease) in accounts payable and accrued expenses	12,432	(2,792)	228
Increase (decrease) in income taxes payable	577	(19,967)	(4,519)
Increase (decrease) in sales incentive payable	4,376	2,829	364
Increase in unearned revenue	6,117	19,870	2,951
Increase (decrease) in other current liabilities	7,862	(3,028)	5,533

NET CASH PROVIDED BY OPERATING ACTIVITIES	177,374	142,764	159,187
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, equipment and intangibles	(19,236)	(20,427)	(22,956)
Purchases of short-term investments	(63,962)	(10,351)	(5,002)
Proceeds from sales and maturities of short-term investments	58,029	—	7,752
Payment for acquisitions, net of cash acquired	(6,085)	(29,923)	(12,361)
Proceeds from sale of Revit investment	—	10,088	—
Increase in long-term receivables	(13,670)	(25,601)	(2,204)
Other	(270)	216	141

NET CASH USED IN INVESTING ACTIVITIES	(45,194)	(75,998)	(34,630)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock	(29,450)	—	(1,017)
Proceeds from exercise of stock options	4,458	4,149	4,380
Proceeds from issuance of common stock	—	—	20
Cash dividends paid	(37,225)	(37,601)	(35,135)
Payments on capital lease obligations	(211)	(1,643)	(1,643)

NET CASH USED IN FINANCING ACTIVITIES	(62,428)	(35,095)	(33,395)
Effect of exchange rate changes on cash	(22,172)	(22,815)	6,036

Increase in cash and cash equivalents	47,580	8,856	97,198
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	371,992	363,136	265,938
CASH AND CASH EQUIVALENTS AT END OF PERIOD	€419,572	€371,992	€363,136

SUPPLEMENTAL DISCLOSURE
Income taxes paid	€76,452	€97,922	€76,694
Cash interest paid	€1,696	€1,295	€1,523

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Share capital
	Share capital issued		outstanding
					Retained earnings		Other items of
	Number of	Stated	Number of	Paid in			comprehensive
	Shares	value	shares	capital	Unrestricted	Restricted	income	Total
			(All amounts in thousands, except number of shares)
January 1, 2001	113,926,963	€113,927	113,319,196	€52,443	€274,874	€11,320	€13,101	€465,665

Net income:
Unrestricted					88,741			88,741
Restricted					(72)	72		—
Other items of comprehensive income
Available for sale securities							(760)	(760)
Net derivative gains on cash-flow hedges							1,433	1,433
Foreign currency translation adjustment							7,291	7,291

Comprehensive income								96,705

Exercise of stock options (Note O)	168,191	168	273,541	4,197				4,365
Other stock transaction				1,338				1,338
Purchase of treasury stock	(29,033)	(29)	(29,033)		(988)			(1,017)
Shares issued in connection with acquisitions	380,050	380	380,050	18,577				18,957
Cash dividends paid					(35,135)			(35,135)

December 31, 2001	114,446,171	€114,446	113,943,754	€76,555	€327,420	€11,392	€21,065	€550,878

Net income:
Unrestricted					126,415			126,415
Restricted					(54)	54		—
Other items of comprehensive income
Available for sale securities							3,017	3,017
Net derivative gains on cash-flow hedges							9,718	9,718
Minimum pension liability							(384)	(384)
Foreign currency translation adjustment							(36,630)	(36,630)

Comprehensive income								102,136

Exercise of stock options (Note O)	124,670	125	235,677	3,833				3,958
Other stock transaction				3,636				3,636
Tax benefits (Note E)				5,254				5,254
Cash dividends paid					(37,601)			(37,601)

December 31, 2002	114,570,841	€114,571	114,179,431	€89,278	€416,180	€11,446	(€3,214)	€628,261

Net income:
Unrestricted					135,419			135,419
Restricted					(11)	11
Other items of comprehensive income
Net derivative losses on cash-flow hedges							(6,485)	(6,485)
Minimum pension liability							(361)	(361)
Foreign currency translation adjustment							(38,180)	(38,180)

Comprehensive income								90,393

Exercise of stock options (Note O)	208,025	208	239,997	4,677				4,885
Purchase of treasury stock	(1,375,201)	(1,375)	(1,375,201)	(28,075)				(29,450)
Tax benefits (Note E)				814				814
Cash dividends paid					(37,225)			(37,225)

December 31, 2003	113,403,665	€113,404	113,044,227	€66,694	€514,363	€11,457	(€48,240)	€657,678

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

NOTE A.     DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business.

     Dassault Systèmes and its subsidiaries (the “Company”) develops and sells integrated solutions created to manage its customers’ industrial product lifecycles (“Product Lifecycle Management” or “PLM”) from their initial product concept and design to their maintenance through manufacturing simulation and to offer the power of 3D visualization to the largest number of users.

     The Company operates in two segments: one dedicated to customers who need to support product development, production and maintenance: the “Process-centric” segment and one for customers primarily focused on product design solutions: the “Design-centric” segment. Process-centric products are organized under the Company’s flagship CATIA brand for product creation (CAD/CAE), its DELMIA brand for digital manufacturing process management, its ENOVIA and SMARTEAM brands for virtual product synthesis, collaboration and product lifecycle integration. Spatial, a wholly-owned subsidiary of the Company, distributes and supports the Company’s CAA V5 development platform. CATIA, ENOVIA and SMARTEAM solutions are marketed, distributed, and supported worldwide by International Business Machines Corporation (IBM).

     The Company’s Design-centric products and services are offered under the SolidWorks brand. SolidWorks solutions are marketed, distributed, and supported directly by the Company or through various independent sales representatives.

     In addition to the development and sale of software products, the Company also provides services and obtains other revenue from its support of IBM marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

Basis of Presentation and Consolidation.

     The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Company also prepared separate financial statements in conformity with the generally accepted accounting principles in France. Differences between these two sets of financial statements are summarized in Note T.

     The consolidated financial statements include the accounts of Dassault Systèmes and its subsidiaries. Intercompany transactions and balances have been eliminated.

     Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method.

     As of December 31, percentage of capital and voting rights of the Company were as follows:

	Year ended December 31,
	Voting rights			Capital rights
	2003	2002	2001	2003	2002	2001
French State	—	14.6%	15.6%	—	15.6%	15.6%
GIMD (“Groupe Industriel Marcel Dassault”)	42.4%	42.0%	44.6%	45.1%	44.7%	44.3%
Mr. Charles Edelstenne, Chairman of the Company	12.7%	12.5%	6.7%	6.8%	6.7%	6.7%
Public	44.9%	30.9%	33.1%	48.1%	33.0%	33.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Summary of Significant Accounting Policies.

Use of estimates.

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

Revenue Recognition.

     The Company derives revenues from three primary sources: (1) its marketing and distribution agreement with IBM, (2) new software licenses and maintenance, which includes software license updates and technical support, and (3) services and other, which includes consulting and training services.

     Marketing and distribution agreement with IBM — Under the Company’s agreement with IBM, the Company licenses its products to IBM who then sublicenses the products to end-users. The Company provides maintenance to IBM but does not contract or directly interface with IBM customers. In addition, the Company provides training to IBM employees for new product releases, participates with IBM in a worldwide marketing arrangement and is involved in other product development initiatives for both Company and IBM products.

     Royalties under this arrangement are earned as revenue is recognized by IBM from its sublicensing of the products and services. In general, this results in recognition of license royalties when IBM sublicense software to end users and PCS royalties over the period which IBM is required to provide support to end users. Royalty payments are made within 30 days after the end of the month in which the royalties are earned. The reporting of IBM activity is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences which may have occurred in the monthly reporting process during the preceding year. Such differences nearly always result from interim reporting which occasionally either overstates or understates the number of software license transactions to a group or groups of end-user customers. The Company monitors possible differences based upon historical trends and known specific situations, and defers the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made.

     The Company’s agreement with IBM provides for increases in the share of licensing revenue to be retained by IBM if certain annual sales and growth targets are met by IBM. Since 2002, this incentive is also linked to IBM meeting a certain level of sales and marketing expenses for the distribution of CATIA, ENOVIA and SMARTEAM. This incentive is recorded as a reduction to the royalties payable to the Company from IBM.

     New Software License and Maintenance Revenue — New software license revenues represent all fees earned from granting customers licenses to use our software. Our new software license revenues consist of perpetual and term license sales of software products. New software license revenues are recognized when: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenues until the criteria are met. Revenue related to the licensing of software through value-added-resellers (VAR) is recognized when the VAR provides notice of delivery to an end-user customer, assuming all other revenue recognition criteria have been met.

     Maintenance revenues represent fees associated with the sale of periodic unspecified product updates and technical support. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are entered into in connection with the initial software license purchase. Maintenance support may be renewed at the conclusion of each term. Revenue from maintenance is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

     Revenues under multiple-element arrangements, which typically include new software licenses and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or “VSOE”). Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately.

     Services and Other — Professional services revenues consist of fees from consulting services and training and are recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer’s use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. We estimate the percentage-of-completion based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete. Revenue derived from hardware resale activities is recognized upon delivery.

Computer Software Costs/Research and Development.

     Costs incurred to research and develop computer software products to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. Application of this accounting policy has resulted in all such costs being expensed in the period incurred. Purchased in-process research and development that is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

Cash and Cash Equivalents and Short-Term Investments.

     The Company considers deposits with banks, investments in interest-bearing accounts and marketable debt securities with maturities of less than 90 days when acquired to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired are considered to be short-term investments and are accounted for at carrying value which approximates fair value based on quoted market price at December 31, 2003 and 2002. All of the Company’s short-term investments are classified as available-for-sale. The cost of securities sold is based on the specific identification method.

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

Goodwill and Intangible Assets.

     Goodwill, which is equal to the fair value of consideration paid in excess of the fair value of the net assets purchased, has been recorded in conjunction with several of the Company’s purchase business combinations. Beginning in fiscal 2002 with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to fiscal 2002, goodwill was amortized using the straight-line method over its estimated period of benefit.

     Intangible assets primarily include acquired technology, patents and trademarks. Costs related to acquired technology, patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives (generally 18 months to 5 years).

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

Fair Value of Derivatives and Other Financial Instruments.

     The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value, due to the short-term maturities of such instruments. Realized and unrealized gains or losses associated with foreign exchange options, futures, and forward contracts, which are designated and serve as hedges, are recorded at their fair market value.

     The Company accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions will be deferred and recorded as a component of accumulated other comprehensive income until the hedged forecasted transaction occurs and is recognized in earnings. The change in fair value of derivatives designated as cash-flow hedges is reported as a component of other comprehensive income until the hedged item is recognized in earnings.

Income Taxes.

     Deferred tax assets and liabilities are recognized for temporary differences between financial and tax reporting. Deferred taxes are adjusted for changes in the applicable, enacted tax rates. Deferred tax assets are recognized whenever the realization of such amounts is considered to be more likely than not.

Shipping and Handling.

     Shipping and handling costs related to license fees are included in cost of software for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of software.

Advertising Costs.

     Advertising costs are expensed as incurred.

Pension and Post Retirement Benefits.

     The estimated cost of providing benefits to employees is accrued during the years that the employees render services. The Company utilizes defined benefit plans under which the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortized over the average future service period of employees.

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

Earnings Per Share.

     Basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of common shares outstanding plus the effect of applying the treasury stock method of computing dilution for the stock options outstanding during the period.

Stock Option Plans.

     The Company is accounting for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for stock issued to employees” (“APB 25”) and related Interpretations. Under those rules, no compensation expense is recognized for stock options that are granted at the market price at the date of grant.

     In addition, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options:

(in thousands except per share amounts)

	Year Ended December 31,
	2003	2002	2001
Net Income:
As reported	€135,419	€126415	€88,741
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	—	3,636	1,338
Less: Stock-based employee compensation expense determined under fair value based method, net of related tax effect	(55,506)	(54,300)	(29,033)
Pro forma	€79,913	€75,751	€61,046
Basic net income per share
As reported	€1.20	€1.11	€0.78
Pro forma	€0.71	€0.66	€0.54
Diluted net income per share
As reported	€1.18	€1.09	€0.76
Pro forma	€0.70	€0.65	€0.52

     The fair value of stock options granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2003	2002	2001
Weighted-average expected life (years)	3.7	3.5	3.5
Expected volatility rates	60%	58%	44%
Expected dividend yield	1.4%	0%	0%
Risk-free interest rate	3.3%	3.9%	3.5%

     The estimated compensation expense determined under the fair value method for the next three fiscal years is shown in the table below. The estimated compensation expense amounts shown in the below table are based on existing stock option plans as of December 31, 2003. These estimates reflect the expected impact of stock options granted as of December 31, 2003 on future periods and could change significantly if the Company decided to grant additional stock options in the future.

(in thousands)

Stock-based
employee compensation
expense, net of
related tax effect
For the year ended December 31, 2004	€9,749
For the year ended December 31, 2005	1,164
For the year ended December 31, 2006	—

     The Black-Scholes option pricing model was developed to estimate the fair value of fully transferable traded options, with no vesting requirements and does not take into account certain characteristics of employee stock options. In addition, option valuation models require the input of highly subjective assumptions, including the option’s expected life and the expected stock price volatility. Because the options granted by the Company to its employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management the existing model does not necessarily provide a single reliable measure of the fair value of employee stock options.

Marketable securities.

     Marketable securities are classified as available-for-sale and initially recorded at their acquisition cost and adjusted to current market value. Net unrealized gains and losses on marketable securities classified as available-for-sale are credited or charged to other comprehensive income. If it is considered that a decline in market value is other-than-temporary, the security is considered impaired and the difference between cost and current market value is recorded as an expense in the statement of operations.

Reclassifications.

     Certain reclassifications have been made to prior years amounts to conform with current year presentation.

Recently issued accounting standards.

     In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (SFAS 132-R). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in the previously issued Statement of Financial Accounting Standard No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original statement about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company has adopted the disclosure provisions associated with its domestic plans, effective December 31, 2003. The Company will adopt the disclosure provisions for its foreign plans in the fiscal year ending December 31, 2004, as required. Adoption of the provisions did not and will not have an impact on the Company’s financial position or results of operations for the years ended December 31, 2003 and 2004, respectively.

     The FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, in January 2003 and released a revised version of FIN 46 in December 2003. FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support. The consolidation requirements of FIN 46 are effective; immediately for all variable interest entities created after January 31, 2003; as of December 31, 2003 for special purposes entities created before February 1, 2003 and; in the first quarter of 2004 for all other variable interest entities.

     The application of the initial consolidation provisions of FIN 46 did not have a material impact on the Company’s financial position or results of operations. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the first quarter of 2004, to have a material effect on the Company’s financial statements.

NOTE B.     BUSINESS COMBINATIONS

     On May 31, 2003, the Company acquired an interest in Athys, a 13-employee company based in Grenoble (France), for €3.3 million. As a result of this transaction, an amount of €4.5 million was recorded in goodwill. Athys specializes in the development of work cell control software.

     On July 20, 2001, the Company acquired the consulting and services business and related assets of Alliance Commerciale Technologique (“ACT”) for €9 million in cash. The total purchase price was allocated as follows:

Trade accounts receivable	€2 million
Property and equipment	€1 million
Intangible assets	€6 million

     On May 31, 2001, the Company acquired Structural Research and Analysis Corp. (“SRAC”), a private company located in California, for €23 million. This acquisition was financed by an issuance of shares for €19 million with the remainder paid in cash. SRAC is a supplier of CAE and CAD integrated design analysis software. The purchase price in excess of the net assets acquired was allocated as follows:

Goodwill	€13 million
Software	€9 million

     On May 3, 2001, the Company exchanged its investment in Advanced Entreprise Solutions (“AES”) for a 9% minority interest in MSC.Software (“MSC”). This exchange did not result in any gain or loss. MSC is a provider of simulation software, with related services and systems.

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

NOTE C.     SOFTWARE REVENUE

     Software revenue was comprised of initial software license charges (primary license charges) of €313,590,000, €349,784,000 and €351,196,000 and periodic license and maintenance fees of €331,975,000, €320,102,000 and €291,838,000, in the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE D.     FINANCIAL REVENUE AND OTHER, NET

(In thousands)

	Year ended December 31,
	2003	2002	2001
Interest income	€11,007	€11,648	€15,425
Interest expense	(949)	(1,682)	(2,354)
Foreign exchange (losses) gains, net	(8,086)	(6,280)	345
Other, net	(2,827)	(1,141)	646

Total	€(855)	€2,545	€14,062

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

     The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option intrinsic value, which represents the change in the option’s strike price compared to the spot price of the underlying hedged transaction. During 2003 and 2002, the portion of hedging instruments’ gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of operations.

     The Company recognized after-tax gains of €868,000 during the year ended December 31, 2002, for cash flow hedges that were discontinued because the forecasted transaction did not occur. All amounts have been included in financial revenue in the statement of operations. No cash flow hedges were discontinued for the years ended December 31, 2003 and 2001.

     In connection with its cash flow hedges, the Company has recorded approximately €4.7 million (2002: €9.7 million) of net gains in accumulated other comprehensive income as of December 31, 2003, net of tax, substantially all of which is expected to be reclassified to net income within the next year to provide an economic offset to the impact of the underlying anticipated cash flows hedged. At December 31, 2003, the fair value of all derivative instruments has been recorded in the balance sheet in other current assets.

     The following table presents the carrying amount of financial instruments at December 31, 2003 and 2002:

(In thousands)

	Year ended December 31,
	2003		2002
	Nominal amount	Market Value	Nominal amount	Market Value
Collars USD/euros	€35,629	€3,441	€47,082	€7,096
Collars JPY/euros	41,468	7,893	86,017	7,073
Forward exchange contrat USD/euros	10,821	1,454	20,625	4,246
Forward exchange contrat JPY/euros	—	—	15,274	2,395
Call USD/euros	1,979	—	—	—
Digital JPY/euros	—	—	400	135

     “USD” means United States Dollar; “JPY” means Japanese Yen

     All these financial instruments, which relate to the hedging strategy of the Company, usually have a maturity date of less than 24 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

     The Company does not use derivative financial instruments for trading or speculative purposes.

     NOTE E.     INCOME TAXES

     Deferred tax assets and (liabilities) are as follows:

(in thousands)

	December 31,
	2003	2002
Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€17,212	€24,529
Profit sharing and pension accruals not yet deductible	7,336	6,639
Provisions and other expenses not currently deductible	25,919	15,865
Net tax loss and tax credit carryforward assets	20,724	23,751
Valuation reserves	(20,228)	(23,473)

Total deferred tax assets	50,963	47,311
Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(8,606)	(8,144)
Other	(2,598)	(6,217)

Total deferred tax liabilities	(11,204)	(14,361)

Net deferred tax asset	€39,759	€32,950

     The balance sheet classification of deferred tax is as follows and reflects that, in accordance with SFAS 109, the Company has not offset deferred tax assets and liabilities attributable to different tax jurisdictions:

(in thousands)

	December 31,
	2003	2002
Short-term deferred tax assets	€31,634	€27,947
Long-term deferred tax assets	19,292	15,405

Total deferred tax assets	50,926	43,352

Short-term deferred tax liabilities	(4,937)	(6,135)
Long-term deferred tax liabilities	(6,230)	(4,267)

Total deferred tax liabilities	(11,167)	(10,402)

Net deferred tax asset (liability)	€39,759	€32,950

     The short-term deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible. Short-term deferred tax assets are included in the balance sheet in other current assets.

     The components of income (loss) before income taxes are as follows:

(in thousands)

	Year ended December 31,
	2003	2002	2001
France	€177,748	€215,727	€221,899
Foreign	34,555	(9,936)	(45,242)

Income before income taxes	€212,303	€205,791	€176,657

     The significant components of income tax expense are as follows:

(in thousands)

	Year ended December 31,
	2003	2002	2001
France	€63,277	€74,810	€80,304
Foreign	24,527	12,570	17,490

Current taxes	87,804	87,380	97,794
Change in deferred taxes	(10,920)	(8,004)	(9,878)

Income tax expense	€76,884	€79,376	€87,916

     The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:

(in thousands)

	Year ended December 31,
	2003	2002	2001
Taxes computed at the statutory rate of 35.43% for 2003, 35.43% for 2002 and 36.43% for 2001	€75,219	€72,912	€64,356
Foreign losses	5,858	1,788	(74)
Foreign tax rate differentials(1)	1,419	7,170	14,722
Permanent differences related to non-deductible goodwill and other intangible assets	—	—	10,342
Other	(5,611)	(2,494)	(1,430)

Income tax expense	€76,884	€79,376	€87,916

Effective tax rate	36.2%	38.6%	49.8%

(1)	SmarTeam, a subsidiary with operating losses, has the status of an “Approved Enterprise” as defined by the Israeli Investment Center and is entitled to a tax exemption. Therefore the effective tax rate of SmarTeam is 0%.

     At December 31, 2003, there were net tax operating losses and tax credit carryforwards of €61,903,000 and €5,440,000 respectively. Net operating tax loss carryforwards and tax credits are scheduled to expire in the following years:

(in thousands)

	Net
	operating
	losses	Tax credits
2004	—	296
2005	—	—
2006	—	—
2007	—	—
2008	—	—
2009 and later	61,903	5,144

Total	€61,903	€5,440

     The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. Company management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made.

     In connection with the exercise of stock options and warrants, SolidWorks and Delmia Corp. realized tax benefits totaling €814,000, €5,254,000 and €0 for the years ended December 31, 2003, 2002 and 2001 respectively, which were reflected in shareholders’ equity.

NOTE F.     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are maintained on deposit with large financial institutions, principally in France. Management monitors the credit-worthiness of such counter-parties.

(in thousands)

	December 31,
	2003	2002
Bank accounts	€110,872	€118,450
Money market accounts	308,700	253,542

	€419,572	€371,992

     At December 31, 2003, 69% of such amounts were denominated in euros (2002: 65%), 27% in U.S. dollars (2002: 32%) and 3% in Japanese yen (2002: 2%).

NOTE G.     SHORT-TERM INVESTMENTS

     Short-term investments are comprised of marketable interest-bearing securities with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal.

     At December 31, 2003, and 2002 such investments amounted to €20,102,324 (substantially all of which were denominated in U.S. dollars) and €16,436,000 (substantially all of which were denominated in euro), respectively. Such short-term investments are liquid, and have stated maturities of one year or less at each balance sheet date. Gross unrealized gains and losses are not significant.

NOTE H.     PROPERTY AND EQUIPMENT

(in thousands)

			Office
	Land and	Computer	furniture	Leasehold
	buildings	equipment	and equipment	improvements	Total
Net value
December 31, 2002	€25,929	€15,054	€7,845	€11,045	€59,873
Acquisitions	—	8,270	1,910	5,679	15,859
Disposals	—	(455)	(373)	(116)	(944)
Depreciation and amortization for the year	(925)	(9,011)	(2,492)	(2,875)	(15,303)
Exchange differences	(473)	(1,193)	(746)	(535)	(2,946)

December 31, 2003	€24,531	€12,666	€6,144	€13,198	€56,539

NOTE I.     INTANGIBLE ASSETS

(in thousands)

			Patents and
			trademarks and
			other intangible
	Goodwill	Software	assets	Total
Net balance at December 31, 2002	71,599	8,526	3,641	83,766
Additions	6,731	4,414	—	11,145
Disposals	—	(97)	(110)	(207)
Amortization for the year	—	(6,468)	(1,314)	(7,782)
Exchange differences	(4,526)	(867)	(402)	(5,795)

Net balance at December 31, 2003	€73,804	€5,508	€1,815	€81,127

     Substantially all of the goodwill at December 31, 2003 is allocated to the process-centric segment. Goodwill at December 31, 2003 consists principally of excess purchase price from the acquisitions of Delmia GmbH (€18 million), SmarTeam (€16 million), Spatial (€13 million) and SRAC (€13 million). Goodwill additions in 2003 resulted primarily from the acquisition of Athys.

     Total intangible amortization expense, excluding goodwill amortization, was €7,782,000, €13,999,000 and €13,234,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Based on the carrying value of intangible assets as of December 31, 2003, intangible amortization expense is expected to amount to € 5,247,000 in 2004 and 2,076,000 in 2005.

     The Company adopted SFAS 142 on January 1, 2002. During 2002, the Company performed the transitional impairment test required upon the adoption of SFAS 142, which resulted in a finding that no impairment to goodwill existed. The Company also performed its annual impairment test in the fourth quarter of 2003 and 2002; no impairment of goodwill was indicated as a result of these tests. These tests consisted of a comparison of the fair value of the Company’s reporting units with their respective carrying amount, including the goodwill. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

     The following table sets forth net income per share adjusted to exclude goodwill amortization recognized prior to the adoption of SFAS 142 on January 1, 2002:

(in thousands except per share amounts)

	Year ended December 31,
	2003	2002	2001
Reported net income	€135,419	€126,415	€88,741
Add back: goodwill amortization, net of tax benefit	—	—	44,144
Adjusted net income	135,419	126,415	132,885

Net income per share — basic:
Reported net income	€1.20	€1.11	€0.78
Add back: goodwill amortization, net of tax benefit			0.39
Adjusted net income	1.20	1.11	1.17

Net income per share — diluted:
Reported net income	1.18	1.09	0.76
Add back: goodwill amortization, net of tax benefit			0.38
Adjusted net income	€1.18	€1.09	€1.14

     NOTE J.     OTHER NON-CURRENT ASSETS

     In April 2002, the Company entered into an agreement with RAND A Technology Corporation (“Rand”), to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, the Company granted Rand two 10-year convertible loans (the “Loans”), each for a principal amount of €6.6 million and U.S.$6.2 million (€23.1 million in aggregate as of December 31, 2003). One of the Loans is convertible into common shares of Rand at Rand’s option, and the other one is convertible into common shares of Rand at the Company’s option. The conversion rights are subject to certain limitations and their exercise must not result in the Company holding in excess of 19.9% of Rand’s shares. The loans are secured by certain tangible and intangible assets of Rand and, to the extent not converted, are repayable in quarterly installments beginning in 2004.

     In November and December 2003, the Company made short-term advances totaling €5.5 million to Rand. These advances bear interest at 5.5% and are repayable in 2004. Due to their short-term maturity, these advances have been classified in other current assets.

     At December 31, 2003 other non-current assets are comprised of the following components:

(in thousands)

	December 31,
	2003	2002
Investments
ImpactXoft	€8,474	€9,589
MSC.Software	5,542	6,506
Other	1,366	437

Total investments	€15,382	€16,532

			Interest
Loans receivable			rate
Rand	23,128	18,821	5.5%
ImpactXoft	3,959	4,768	5.0%
Other	1,742	—

Total loans receivable	28,829	23,589
Less: Current portion	(4,704)	(954)
Total loans and investments	€39,507	€39,167

     Loans receivable at December 31, 2003 are due as follows:

(in thousands)

2004	€4,704
2005	4,941
2006	5,179
2007	4,622
2008	4,145
Thereafter	5,238

Total	28,829
Less current portion	(4,704)

Long-term loans	€24,125

NOTE K.     LEASES

     At December 31, 2003, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

(in thousands)

	Capital	Operating
	Leases	Leases
Year ending December 31:
2004	€2,092	€12,614
2005	1,972	10,614
2006	1,728	8,778
2007	422	7,875
2008	—	7,226
Thereafter	—	14,863

Total minimum lease payments	6,214	€61,970
Less amount representing interest and other	(119)

Present value of net minimum lease payments	6,095
Less current maturities of capital lease obligations	(1,890)

Capital lease obligations	€4,205

     The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

(in thousands)

	Year ended December 31,
	2003	2002
Land	€5,680	€5,680
Buildings	27,188	27,188
Accumulated depreciation	(10,649)	(9,742)

	€22,219	€23,126

     The Company also leases computer equipment, premises and office equipment under operating leases. Rent expense under operating leases was €33,159,360, €29,189,000 and €26,796,000, in the years ended December 31, 2003, 2002, and 2001, respectively.

     NOTE L.     EMPLOYEE PROFIT-SHARING

     In accordance with French legal requirements, the Company has profit-sharing arrangements for its French employees. Profit-sharing amounts are based on formulas, which consider return on assets and employment levels. Profit-sharing expense was € 10,632,000, €11,623,000 and €11,701,000, for the years ended December 31, 2003, 2002, and 2001, respectively. Such amounts are accrued each year, are interest-bearing, and are paid in cash, including the accrued interest, generally after five years. The interest rate applied was 4.6% and 5.1% in the years ended December 31, 2003 and 2002 respectively.

(in thousands)

	December 31,
	2003	2002
Employee profit-sharing liability, including accrued interest	€27,891	€28,325
Less current maturities	(8,630)	(5,670)

	€19,261	€22,655

     Estimated maturities of these obligations at December 31, 2003 are as follows (in thousands):

2004	€8,630
2005	2,122
2006	3,832
2007	4,011
2008	4,183
2009	5,113
`	—
€27,891

NOTE M.     RETIREMENT AND PENSION ARRANGEMENTS

     The Company provides defined benefit retirement indemnities to the employees of its French operations, and sponsors defined benefit pension plans for certain employees in the United States.

     In addition, the Company has certain other plans in countries other than the United States, which are not significant and are combined with the French plan for presentation purposes.

     The measurement date for all defined benefit plans is December 31.

French plans and other

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

     Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
French plans and other	2003	2002	2001
Discount rate	5.00%	5.00%	5.00%
Expected return on plan assets	5.50%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

     Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
French plans and other	2003	2002	2001
Discount rate	5.00%	5.00%	5.00%
Expected return on plan assets	5.50%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

     The components of net periodic benefit cost were as follows:

(in thousands of euro)

	Year ended December 31,
French plans and other	2003	2002	2001
Service cost	€1,779	€1,346	€1,208
Interest cost	684	588	475
Expected return on plan assets	(351)	(382)	(277)
Net amortization and deferral	1	(14)	(27)

Net periodic benefit cost	€2,113	€1,538	€1,379

     Changes in the funded status of the benefit plans were as follows:

(in thousands of euro)

	Year ended December 31,
French plans and other	2003	2002
Change in benefit obligations
Benefit obligations at beginning of year	€13,904	€12,175
Service cost	1,779	1,346
Interest cost	684	588
Change in scope	—	—
Actuarial gain	(1,775)	(155)
Exchange rate differences	(140)	(11)
Benefits paid	(226)	(39)

Benefit obligations at end of year	€14,226	€13,904

Change in plan assets
Fair value of plan assets at beginning of year	6,960	7,468
Employer contribution	168	39
Return on plan assets	446	(508)
Benefits paid	(168)	(39)

Fair value of plan assets at end of year	€7,406	€6,960

Funded status	(6,820)	(6,944)
Unrecognized actuarial (gain) loss	(1,702)	595

Accrued benefit cost — French plans and other	€(8,522)	€(6349)

     The accumulated benefit obligation for the French defined benefit plans was € 7.9 million and € 8.0 million at December 31, 2003, and 2002, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands of euro)

	Year ended December 31,
French plans	2003	2002
Projected benefit obligation	€11,456	€11,801
Accumulated benefit obligation	7,430	7,505
Fair Value of plan assets	6,706	6,317

     All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company, which is part of the Société Générale group. To date, the Company has contributed € 6.8 million to this insurance contract.

     The Company does not expect to make any additional contributions to its French pension plans in 2004.

U.S. Plans

     In the United States, pension benefits are based upon years of credited service and the employee’s average final earnings. Retirement benefits are funded by the Company’s contributions to segregated pension plan assets, in an amount that is sufficient to meet or exceed the minimum annual funding requirements of the Employee Retirement Income Security Act. The projected benefit obligation was determined using the prospective method. Weighted-average assumptions used for the U.S. plans were as follows:

     Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
U.S. plans	2003	2002	2001
Discount rate	6.00%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.75%	4.25%

     Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
U.S. plans	2003	2002	2001
Discount rate	6.75%	7.25%	7.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.75%	4.25%	4.50%

     The components of net periodic benefit cost were as follows:

(in thousands of euro)

	Year ended December 31,
U.S. plans	2003	2002	2001
Service cost	€770	€756	€622
Interest cost	838	902	868
Expected return on plan assets	(722)	(804)	(648)
Net amortization and deferral	218	133	103

Net periodic benefit cost — U.S. plans	€1,104	€987	€945

     Changes in the funded status of the benefit plan were as follows:

(in thousands of euro)

	Year ended December 31,
U.S. plans	2003	2002
Change in benefit obligations
Benefit obligations at beginning of year	€13,209	€13,475
Service cost	770	756
Interest cost	838	902
Actuarial loss	1325	768
Benefits paid	(303)	(333)
Exchange rate differences	(2,516)	(2,359)

Benefit obligations at end of year	€13,323	€13,209

Change in plan assets
Fair value of plan assets at beginning of year	8,616	9,543
Employer contribution	1,186	1,300
Return on plan assets	1,274	(305)
Benefits paid	(303)	(333)
Exchange rate differences	(1,687)	(1,589)

Fair value of plan assets at end of year	€9,086	€8,616

Funded status	(4,237)	(4,593)
Unrecognized actuarial loss	3,108	3,172
Unrecognized prior service cost	332	494

Accrued benefit cost — U.S. Plans	€(797)	€(927)

Amounts recognized in the Statement of financial position:
Accrued benefit cost	(797)	(927)
Accrued benefit liability	(1,369)	(1,112)
Intangible assets	332	493
Accumulated other comprehensive income	1,037	619

Net amount recognized — U.S. Plans	€(797)	€(927)

     The Company recorded a minimum pension liability at December 31, 2003 as required when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued liability. The adjustment related entirely to our U.S. plans and amounted to € 361,000 (net of tax), which is reflected in other comprehensive income.

NOTE N.     CONTINGENCIES

     The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

NOTE O.     STOCK OPTION PLANS, RETAINED EARNINGS AND EARNINGS PER SHARE

     Stock Option Plans

     On April 15, 1996, the Company implemented a stock option plan under which 1,027,780 shares were set aside for grants to officers and most employees of the Company. The options were allocated on June 28, 1996, upon the Initial Public Offering, to broaden employee ownership of the Company. All options were vested and exercisable immediately. The options may be exercised during 10 years subject to continued employment. Each option entitles the holder thereof to purchase one share at a price equal to the initial offering price ( €9 or U.S.$ 11.5). As the stock was not publicly traded prior to the Initial Public Offering, the fair market value of the stock at the date of grant is equal to the initial offering price. The stock option plan is non-compensatory and therefore does not result in compensation expense in the financial statements. At December 31, 2003, 841,621 options have been exercised and there were 176,359 unexercised stock options.

     On June 6, 1997, an Extraordinary Shareholders’ Meeting of the Company authorized the Board of Directors to establish a stock option plan, under which 1,031,840 shares of the Company were authorized to be issued pursuant to grants to certain officers (including executive officers) and employees of the Company. The options were allocated by the Board of Directors on December 15, 1997. Each option entitles the holder thereof to purchase one share at a strike price of €25.92. The options can be exercised by the optionees from December 15, 1999 until December 14, 2007, subject to continued employment, and the shares resulting from the exercise of the options cannot be sold before December 15, 2002. At December 31, 2003, 142,904 options have been exercised and there were 838,930 unexercised stock options.

     On July 25, 1997, the Company approved the SolidWorks merger. SolidWorks had adopted an incentive and non-qualified stock option plan in 1994 and issued a single warrant in 1995. Pursuant to the terms of the merger, all outstanding stock options and the warrant previously issued by SolidWorks became exercisable for shares of the Company. The Company reserved 2,378,564 shares for the future exercise of such options and warrant, which is the total amount of additional shares which would be issued if all such options and warrant were to be exercised. At December 31, 2003 a total of 359,438 shares remain reserved for that purpose.

     In 1998, the Board of Directors granted 3,573,480 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price ranging from €26.39 to €29.58. A total of 544,488 options were vested and exercisable immediately. Other options vest over various periods subject to continued employment but expire no more than ten years from the date of grant. In addition, the shares resulting from the exercise of options granted to French employees (2,468,730 options) cannot be sold before November 8, 2003. At December 31, 2003, 875,891 options have been exercised and there were 2,574,491 unexercised options.

     In 1999, the Board of Directors granted 3,617,000 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price of €37.00. As of December 31, 2003, 81,377 options were exercised and there were 3,438,955 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

     In 2001, the Board of Directors granted 5,316,950 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes Provence, Dassault Data Services, Dassault Systèmes of America, Dassault Systèmes KK, Delmia, Delmia GmbH, Enovia, Safework, Spatial, Dassault Systèmes AG, Dassault Systèmes Inc. and Structural Research and Analysis Corp.) with a price ranging from €35 to €52. As of December 31, 2003, 8,046 options were exercised and there were 5,232,534 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

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

     On January 20, 2003, the Board of Directors granted 4,000,000 options to officers and certain employees of the Company (including subsidiaries) with a strike price of €23. Options vest over one year subject to continued employment for the plan dedicated to Dassault Systèmes, Dassault Systèmes Provence and Dassault Data Services employees and almost two years for the plan dedicated to employees of foreign subsidiaries (Dassault Systèmes of America, Dassault Systèmes KK, Delmia, Delmia GmbH, Enovia, Dassault Systèmes Canada Inc., Spatial Corp., SmarTeam Corp, KTI and SolidWorks Corp.). Options expire no more than ten years from the date of grant.

     The activity in the stock option plans of the Company is summarized below:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price
Outstanding at beginning of year	14,504,017	€38.01	13,069,840	€37.30	8,107,686	€30.45
Granted	4,000,000	22.77	1,718,863	45.27	5,316,950	46.37
Exercised	(239,997)	21.17	(235,677)	15.58	(271,541)	14.53
Cancelled	(188,490)	33.77	(49,009)	38.66	(83,255)	25.81
Outstanding at end of year	18,075,530	34.32	14,504,017	38.01	13,069,840	37.30

Exercisable	11,776,246	€37.46	8,254,974	€32.64	7,779,885	€31.43

     For various price ranges, information for options outstanding and exercisable at December 31, 2003 was as follows:

	Outstanding options			Exercisable options
		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise
	shares	life (years)	price	shares	price
Range of exercise price
€0.09 to €23	4,268,125	8.66	€21.47	290,093	€8.10
€23 to €26	1,174,645	4.97	25.79	991,709	25.84
€26 to €30	2,561,991	4.86	29.58	2,561,991	29.58
€30 to €34	493,049	8.16	33.11	192,074	33.03
€34 to €37	5,337,715	6.39	36.47	4,518,112	36.68
€37 to €46	1,356,985	8.41	45.50	339,247	45.50
€46 to €52	2,883,020	7.25	52.00	2,883,020	52.00

€0.09 to €52	18,075,530	6.95	€34.32	11,776,246	€37.46

     The weighted average fair value of the options granted during 2003, 2002 and 2001 are estimated at € 9.94, €20.82 and €17.11, respectively, on the date of grant, using the Black-Scholes pricing model.

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

     Should all the options that are currently eligible be exercised and should all the put rights be exercised when allowed, approximately 6.7 million shares may have to be repurchased by SolidWorks in the future. Based on the current price per share of SolidWorks and assumptions about the holding period, the Company estimated the potential future cash outlays would be €42.6 million.

     Changes to Dassault Systèmes share capital during 2003 are as follows:

	Number of	Nominal	Share
	shares	value	capital
		(in €)	(in €)
Share capital issued as of January 1st , 2003	114,570,841	1	114,570,841

Number of shares issued in 2003 with reference to the stock option plan of June 28, 1996	35,555	1	35,555

Number of shares issued in 2003 with reference to the stock option plan of December 15, 1997	66,660	1	66,660

Number of shares issued in 2003 with reference to the stock option plan of January 28, 1998	85,000	1	85,000

Number of shares issued in 2003 with reference to the stock option plan of November 9, 1998	11,615	1	11,615

Number of shares issued in 2003 with reference to the stock option plan of September 15, 1999	1,750	1	1,750

Number of shares issued in 2003 with reference to the stock option plan of October 5, 2001	7,295	1	7,295

Number of shares issued in 2003 with reference to the stock option plan of May 28, 2001	150	1	150

Common stocks repurchased and cancelled	(1,375,201)	1	(1,375,201)

Total	113,403,665	1	113,403,665

     SmarTeam had a stock option plan covering certain employees. Options under the plan vested over a period of four years from the date of grant. The Company recorded €3,636,000 and €1,338,000 of compensation expense related to this plan for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company terminated the option plan, which accelerated the vesting of certain options of the plan, and repurchased the shares.

Retained Earnings

     Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the amount in the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity.

Earnings per share

     The following table presents the calculation for both basic and diluted earnings per share:

(in units, except net income in thousands)

	Year ended December 31,
	2003	2002	2001
Net income	€135,419	€126,415	€88,741

Weighted average number of shares outstanding	113,048,656	114,118,817	113,694,585
Dilutive effect of stock options	1,665,410	2,128,909	2,965,403
Diluted weighted average number of shares outstanding	114,714,066	116,247,725	116,659,988

Basic income per share	€1.20	€1.11	€0.78
Diluted income per share	€1.18	€1.09	€0.76

NOTE P.     TRANSACTIONS WITH IBM AND RELATED PARTIES

     Since the Company’s inception in 1981, CATIA products, and since 1998 ENOVIA products, have been marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities. Since 2001, SMARTEAM products are also marketed by IBM under this non-exclusive agreement.

     Revenue obtained through the commercial relationship with IBM represents 59%, 61%, and 60% of consolidated revenues of the Company for the years ended December 31, 2003, 2002, and 2001, respectively. IBM is under no contractual obligation to continue to actively market and distribute the Company’s products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term. However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party which would cause the relationship to be terminated.

     For the years ended December 31, 2003, 2002, and 2001, IBM met certain annual sales and growth targets and the Company has charged a sales incentive to software revenue of €15,462,000, €15,452,000 and €13,053,000, respectively. The related liability on the balance sheet will be settled in U.S. dollars.

     The balances of trade accounts receivable with IBM were €101,986,000, €117,930,000, and €113,200,000 at December 31, 2003, 2002, and 2001, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2003, 95% of such accounts receivable were denominated in U.S. dollars (2002: 95%), with the remainder denominated in euros.

     The Company licenses products for internal use to both IBM and to Dassault Aviation, a former direct shareholder of the Company whose chief executive officer is the chairman of the Company. For IBM, such activities generated revenues of €2,512,000, €5,672,000, and €4,062,000 during the years ended December 31, 2003, 2002, and 2001, respectively, using commercial terms consistent with those granted to the Company’s other customers of similar size. Dassault Aviation licenses the Company’s products on commercial terms consistent with those granted to the Company’s other customers of similar size. Licensing revenue amounted to €5,779,000, €6,109,000, and €3,916,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

     The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €9,298,000, €6,169,000, and €7,303,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

     The balances of trade accounts receivable with Dassault Aviation were €7,502,000, €9,126,000 and €2,377,000 at December 31, 2003, 2002, and 2001, respectively.

     Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (“3D PLM”), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India, which is accounted for under the equity method. 3D PLM’s revenue, substantially all of which was realized with the Company, amounted to €5,698,000 in 2003.

NOTE Q.     SEGMENT AND GEOGRAPHIC INFORMATION

     The Company is operating in two reportable segments: the “Process-Centric” segment and the “Design-centric” segment.

     The “Process-centric” market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The “Design-centric” market serves companies seeking to support product design.

     The accounting policies of the reportable segments are the same as those described in Note A. Data by operating segment is as follows:

(in thousands)

	2003
	Process-	Design-
	centric	centric	Elim.	Total
Revenue:
Software revenue	€519,901	€125,834	€(170)	€645,565
Service and other revenue	110,608	279	(1,629)	109,258

Total revenue	630,509	126,113	(1,799)	754,823
Cost of revenue:
Software	(10,344)	(11,752)	432	(21,664)
Service and other	(89,810)	—	18	(89,793)

Total cost of revenue	(100,154)	(11,752)	450	(111,457)

Gross profit	530,355	114,361	(1,349)	643,366
Research and development	(192,750)	(23,368)	509	(215,609)
Marketing and sales	(114,553)	(48,133)	272	(162,414)
General and administration	(41,965)	(5,282)	568	(46,679)
Amortization of acquired technology	(5,660)	(265)	—	(5,925)

	(354,928)	(77,048)	1,349	(430,627)

Operating income	175,427	37,313	—	212,739
Equity in net income of unconsolidated affiliates	419	—	—	419
Financial revenue and other, net	202	(1,057)	—	(855)

Income before income taxes	176,048	36,256	—	212,303
Income tax expense	(64,786)	(12,098)	—	(76,884)

Net income	€111,262	€24,158	—	€135,419
Depreciation and amortization of property and equipment and amortization of intangible assets	19,172	3,881	—	23,053
Total assets	807,740	180,566	(23,816)	964,490
Acquisitions of property and equipment and intangible assets	15,590	3,646	—	19,236

(in thousands)

	2002
	Process-	Design-
	centric	centric	Elim.	Total
Revenue:
Software revenue	€543,622	€126,509	€(245)	€669,886
Service and other revenue	105,758	374	(1,903)	104,229

Total revenue	649,380	126,883	(2,148)	774,115
Cost of revenue:
Software	(11,335)	(13,540)	427	(24,448)
Service and other	(96,413)	—	—	(96,413)

Total cost of revenue	(107,748)	(13,540)	427	(120,861)

Gross profit	541,632	113,343	(1,721)	653,254
Research and development	(194,493)	(27,314)	244	(221,563)
Marketing and sales	(121,823)	(48,204)	374	(169,653)
General and administration	(43,485)	(5,526)	1,103	(47,908)
Amortization of acquired technology	(10,939)	(159)	—	(11,098)

	(370,740)	(81,203)	1,721	(450,222)

Operating income	170,892	32,140	—	203,032
Equity in net income of unconsolidated affiliates	214	—		214
Financial revenue and other, net	820	1,725	—	2,545

Income before income taxes	171,926	33,865	—	205,791
Income tax expense	(67,721)	(11,655)		(79,376)

Net income	€104,205	€22,210	—	€126,415
Depreciation and amortization of property and equipment and amortization of intangible assets	27,502	5,548	—	33,050
Total assets	782,256	164,921	(27,013)	920,164
Acquisitions of property and equipment and intangible assets	14,191	6,236	—	20,427

(in thousands)

	2001
	Process-	Design-
	centric	centric	Total
Revenue:
Software revenue	€514,816	€128,218	€643,034
Service and other revenue	103,019	—	103,019

Total revenue	617,835	128,218	746,053
Cost of revenue:
Software	(8,864)	(11,927)	(20,791)
Service and other	(86,542)	—	(86,542)

Total cost of revenue	(95,406)	(11,927)	(107,333)

Gross profit	522,429	116,291	638,720
Research and development	(182,562)	(26,673)	(209,235)
Marketing and sales	(117,323)	(47,000)	(164,323)
General and administration	(38,534)	(5,649)	(44,183)
Amortization of Goodwill	(43,225)	(919)	(44,144)
Amortization of acquired technology	(14,240)	—	(14,240)

	(395,884)	(80,241)	(476,125)

Operating income	126,545	36,050	162,595
Financial revenue and other, net	11,153	2,909	14,062

Income before income taxes	137,698	38,959	176,657
Income tax expense	(73,844)	(14,072)	(87,916)

Net income	63,854	24,887	88,741
Depreciation and amortization of property and equipment and amortization of intangible assets	73,336	5,647	78,983
Total assets	667,882	163,545	831,427
Acquisitions of property and equipment and intangible assets	17,704	5,252	22,956

     The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

(in thousands)

		United States
	France	& Other	Total
2003
Revenues	€450,501	€304,322	€754,823
Operating income (loss)	176,288	36,451	212,739
Identifiable assets	501,725	462,765	964,490
2002
Revenues	€473,788	€300,327	€774,115
Operating income (loss)	210,669	(7,637)	203,032
Identifiable assets	456,274	463,890	920,164
2001
Revenues	€462,154	€283,899	€746,053
Operating income (loss)	211,317	(48,722)	162,595
Identifiable assets	522,757	308,670	831,427

     Revenues generated by the parent company of the Company were €491,309,000, €515,653,000 and €496,799,000 for the years ended December 31, 2003, 2002 and 2001 respectively. Revenues generated by export transactions from France into other geographic areas realized by the parent company were €447,097,000, €468,206,000, and €447,757,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Nearly all of such revenues relate to the IBM relationship, which is based in the United States.

     The Company also receives data from IBM that identifies the location of IBM’s end-user customers. Using such information, the revenues by geographic area would be as follows:

(in thousands)

	2003	2002	2001
France	€88,560	€102,338	€99,185
Western Europe — other than France	265,279	272,221	281,225
Americas	215,388	223,988	219,289
Asia / Pacific	185,596	175,568	146,354

	€754,823	€774,115	€746,053

NOTE R.     SCOPE OF CONSOLIDATION

	2003			2002			2001
	% of	% of		% of	% of		% of	% of
	voting	share-		voting	share-		voting	share-
Consolidated Companies	rights	holding	Method	rights	holding	Method	rights	holding	Method
Dassault Systèmes K. K.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Data Services	95%	95%	Consolidation	95%	95%	Consolidation	95%	95%	Consolidation
Dassault Systèmes of America Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
SolidWorks Corporation and its subsidiaries	99%	99%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Delmia Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Enovia Corp and its subsidiary	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Corp	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes AG	100%	100%	Consolidation	100%	100%	Consolidation	99%	99%	Consolidation
SmarTeam Corporation Ltd. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	84%	84%	Consolidation
Dassault Systèmes Provence	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Delmia GmbH	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes Canada Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Safework Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Spatial Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Srl.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Structural Research and Analysis Corp.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Invention Machine Corporation	20%	20%	Equity Method	17%	17%	Equity Method	17%	17%	Equity Method
Dassault Systemes Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Inc	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Ltd.	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International France	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes (Switzerland) Ltd.	98%	98%	Consolidation	98%	98%	Consolidation
3D PLM Software Solutions Ltd.	30%	30%	Equity Method	30%	30%	Equity Method
Athys	80%	80%	Consolidation

NOTE S.     PERSONNEL COSTS

     Personnel costs were €297,846,360, €305,766,000 and €271,781,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Directors’ compensation was €100,000, €80,000 and €61,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE T.     SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS ESTABLISHED IN FRENCH GAAP AND U.S. GAAP

     The differences are summarized below (in thousands of euros):

	Net equity	Net income
As of and for the year ended December 31, 2003
U.S. GAAP	€657,678	€135,419
Goodwill amortization(1)	(52,465)	(24,896)
Derivative instruments(2)	(3,256)	508
Accounting for issuance of SolidWorks stock(3)	3,624	2,488
Other, net	(206)	579

As adjusted for French GAAP	€605,375	€114,098

(1)	Under French GAAP, Goodwill is amortized over its useful life.

Under U.S. GAAP, in accordance with SFAS 141 (“Business Combinations”) and SFAS 142 (“Goodwill and Other Intangible Assets”), goodwill is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

(2)	Under French GAAP, financial instruments designated as hedging instruments are not recognized but are disclosed as off-balance sheet instruments. The fair market value of a financial instrument is recognized when the hedged item is recognized in earnings.

Under U.S. GAAP, all derivatives instruments are recorded in the balance sheet at fair value. Changes in the fair value are recognized in earnings except for the effective portion of cash-flow hedging instruments, which is reported as a component of other comprehensive income.

(3)	Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company’s ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings.

Under U.S. GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance and this dilution gain is accounted for as an equity transaction.