Form 20-F
period 2004-12-31
DASSAULT SYSTEMES SA
filed 2005-06-28
CIK 1016118

As filed with the Securities and Exchange Commission on June 28, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___to ___

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

Common Stock, nominal value €1 per share as of December 31, 2004: 113,786,411

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

Item 17 ☐                    Item 18 ☑

Introduction

     The companies and brands we discuss in this report include:

Companies	Main Brands
“Dassault Systèmes,” which refers to Dassault Systèmes and its subsidiaries	CATIA
“Delmia,” which refers to Delmia Corp. and its subsidiaries, Delmia GmbH, Safework Inc., and Athys	DELMIA
“Enovia,” which refers to Enovia Corp.	ENOVIA
“SmarTeam,” which refers to SmarTeam Corporation Ltd. and its subsidiaries	SMARTEAM
“SolidWorks,” which refers to SolidWorks Corporation and its subsidiaries	SolidWorks
“Spatial Corp.,” which refers to Spatial Corp. and its subsidiaries	ACIS
“SRAC,” which refers to Structural Research & Analysis Corporation and its subsidiaries	CosmosWorks and DesignStar

PART I

Item 1: Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2: Offer Statistics and Expected Timetable

     Not applicable.

Item 3: Key Information

A. Selected Financial Data.

     The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2004 are derived from our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2004(1)	2004	2003	2002	2001	2000
	(in millions, except per share data and percentages)
Consolidated Statement of Income Data
Revenue:(2)
Software revenue(3)	$811.0	€670.9	€645.6	€669.9	€643.0	€541.7
Service and other revenue	151.9	125.7	109.2	104.2	103.1	90.7

Total revenue	962.9	796.6	754.8	774.1	746.1	632.4
Cost of revenue:
Software	(26.2)	(21.7)	(21.7)	(24.4)	(20.8)	(14.9)
Service and other	(122.0)	(101.0)	(89.7)	(96.4)	(86.6)	(75.8)

Total cost of revenue	(148.3)	(122.7)	(111.4)	(120.8)	(107.4)	(90.7)

Gross profit	814.6	673.9	643.4	653.3	638.7	541.7
Research, selling and administrative expenses:
Research and development	(268.2)	(221.9)	(215.6)	(221.6)	(209.2)	(169.8)
Marketing and sales	(209.9)	(173.7)	(162.4)	(169.7)	(164.3)	(117.5)
General and administration	(56.9)	(47.1)	(46.8)	(47.9)	(44.2)	(35.4)
Amortization of goodwill	0.0	0.0	0.0	0.0	(44.2)	(29.5)
Amortization of acquired technology and in-process research and development write-offs	(1.7)	(1.4)	(5.9)	(11.1)	(14.2)	(10.7)

Total research, selling and administrative expenses	(536.8)	(444.1)	(430.7)	(450.3)	(476.1)	(362.9)

Operating income	277.7	229.8	212.7	203.0	162.6	178.8
As a percentage of total revenue	28.8%	28.8%	28.2%	26.2%	21.8%	28.3%
Financial revenue and other, net	9.1	7.5	(0.4)	2.8	14.1	11.0

Income before income taxes	286.8	237.3	212.3	205.8	176.7	189.8
Income tax expense	(97.7)	(80.9)	(76.9)	(79.4)	(88.0)	(86.1)

Net income	$189.1	€156.4	€135.4	€126.4	€88.7	€103.7
As a percentage of total revenue	19.6%	19.6%	17.9%	16.3%	11.9%	16.4%
Basic net income per share	$1.66	€1.38	€1.20	€1.11	€0.78	€0.92
Diluted net income per share	$1.63	€1.35	€1.18	€1.09	€0.76	€0.87
Weighted average number of shares outstanding	116.2	116.2	114.7	114.1	113.7	113.0
Dividends per share(7)	$0.46	€0.38	€0.34	€0.33	€0.33	€0.31

	Year ended December 31,
	2004(1)	2004	2003	2002	2001	2000
	(in millions, except per share data)
Supplemental Statement of Income Data: Financial information excluding amortization of intangibles incurred in business combinations(4)
Operating income	$279.4	€231.2	€218.6	€214.1	€221.0	€218.9
Net income	190.5	157.6	140.4	136.0	144.0	139.2
Diluted net income per share	1.64	1.36	1.22	1.17	1.23	1.17

	December 31,
	2004(1)	2004	2003	2002	2001	2000
	(in millions)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$668.2	€552.8	€439.7	€388.4	€369.2	€274.2
Net working capital(5)	714.6	591.2	505.1	472.6	411.5	319.2
Total assets	1,328.7	1,099.2	964.5	920.2	831.4	733.6
Long-term and short-term debt	0.0	0.0	0.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations(6)	62.3	51.6	55.1	50.4	47.2	52.8
Capital stock	137.6	113.8	113.4	114.6	114.5	113.9
Shareholders’ equity	917.7	759.2	657.7	628.3	550.9	465.7

(1)	U.S. dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.2088 per €1.00, the Noon Buying Rate on June 24, 2005. Please note that the measurement of our market position in U.S. dollars in “Item 5: Operating and Financial Review and Prospects” is done so at an exchange rate of $1.24 per €1.00, which is the full-year average U.S. dollar to euro exchange rate and the actual exchange rate for our 2004 dividends will be determined by our depositary prior to payment of dividends to our ADS holders, which we currently expect to occur on or after June 28, 2005.

(2)	Due to the distribution of our products through IBM, as discussed in note 3 below, our revenue and percentage of various expenses and other line items to revenue may not be comparable to those of our competitors. See “Item 5A: Operating Results.”

(3)	More than half of our software revenue is derived from IBM’s licensing of our products pursuant to a mutually non-exclusive agreement under which we license our products to IBM, which then sub-licenses them to end-users. See Note P to our consolidated financial statements.

(4)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations totaled €1.4 million in 2004 (€1.2 million after tax), compared with €5.9 million in 2003 (€5.0 million after tax), €11.1 million in 2002 (€9.6 million after tax), €58.4 million in 2001 (€55.3 million after tax) and €40.2 million (€35.5 million after tax) in 2000.

(5)	Net working capital consists of total current assets less total current liabilities.

(6)	Includes financial leases. See Note K to our consolidated financial statements.

(7)	Excluding, where applicable, avoir fiscal. See “Item 8: Financial Information—Dividend Policy.”

Exchange Rate Information

     We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.2088 per €1.00, which was the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 24, 2005. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

     The following table sets forth, for the periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

Exchange Rates

	Period end	Average(1)	High	Low
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005
January	1.30	1.31	1.35	1.30
February	1.33	1.30	1.33	1.28
March	1.30	1.32	1.35	1.29
April	1.29	1.29	1.31	1.28
May	1.23	1.27	1.29	1.23
June (through June 24)	1.21	1.22	1.23	1.20

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for June 2005, in which case the average Noon Buying Rate on June 24, 2005, was used.

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

     Over the past several years, the weakness of the economic growth rate in Europe has led to restrictions in corporate spending for information technology, including on our offerings for Product Lifecycle Management. In addition, after several years of strong growth in the Asian markets, particularly Japan, economic growth is expected to moderate in that region. The ongoing weakness in Europe and moderation of growth in Japan and Asia may adversely affect the growth in our revenues and earnings in some markets.

     The different industrial sectors we serve have different degrees of exposure to this weakness in corporate investment, both in terms of intensity and timing, due to their specific investment cycles and sensitivities to short-term economic conditions.

     In addition, the continuing weakness of the U.S. dollar may adversely affect the economic situation in certain major industrial zones outside the U.S. dollar-zone, such as Europe or Asia. In this case our customers may change their outlook for future growth or may decide to delay or cancel their investments, including in our offerings.

     Our failure to adapt to rapid changes in technology, either in terms of product content or in terms of product offerings could seriously reduce or delay demand for our products and have a material adverse effect on our financial condition and results of operations.

     Product Lifecycle Management (PLM) solutions are characterized by the use of rapidly changing technologies and innovation. They are becoming increasingly complex and pervasive. These solutions must address sophisticated engineering needs in various areas of product design and manufacturing, and must also meet sophisticated process requirements in the areas of change management, industry collaboration and cross enterprise work. As a result, our success is highly dependent upon our ability to understand our customers’ needs, to enhance our existing solutions and to introduce new solutions in a cost-effective and timely manner.

     Our success is also linked with our customers’ ability to understand, finance and support deployment of our solutions through their enterprises as well as their timetable for adopting our new offerings. This process may include reengineering of some of our customers’ processes and migration of substantial amounts of data. The combination of these technological and organizational challenges may slow down our customers’ acceptance of our existing or new PLM solutions offerings and delay their investment decisions and production deployments which may in turn adversely impact our results of operations.

     We have committed substantial resources to the development of new offerings, but we face the challenge of increasingly complex integration of our different functionalities to address the PLM opportunity and, as a result, longer and more difficult industrialization work for new releases and offerings.

     During the year 2004, approximately 56% of our revenue resulted from licensing of our products to IBM pursuant to a mutually non-exclusive marketing and distribution agreement under which we license products to IBM who then sublicenses the products to end-users. Changes in the relationship between IBM and us, and events impacting IBM, could have a material adverse effect on our financial condition and results of operations.

     IBM markets and distributes our products worldwide, primarily CATIA, ENOVIA and SMARTEAM, pursuant to a mutually non-exclusive agreement. Revenue generated through our agreement with IBM represented 56%, 59%, and 61% of our total revenue in 2004, 2003 and 2002, respectively.

     IBM markets and distributes our products through IBM PLM, an organization within IBM dedicated primarily to the marketing and distribution of CATIA, ENOVIA and SMARTEAM, and through IBM distribution partners. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing, the selection of marketing and distribution channels and the compensation of its sales personnel and distribution partners. Therefore, IBM’s performance has a material impact on revenue generated from sales of CATIA, ENOVIA and SMARTEAM products. There is no contractual obligation for either IBM or us to continue to market and distribute our products according to our present agreements. Changes in roles and responsibilities could cause disruptions and negatively affect the sales organizations performance; this could have an immediate and material adverse effect on the revenues generated from the IBM distribution efforts. If IBM does not invest enough to grow our PLM revenues, we may have to intensify our direct and other external sales efforts at the risk of creating sales channel conflicts. Also, a decision by IBM to cease, freeze, or reduce substantially its marketing and distribution efforts would have an immediate and material adverse effect on our financial condition and results of operations, because we may not be able to establish effective alternative distribution channels rapidly. In addition, establishing such channels would require significant management and financial resources. Furthermore, IBM is not prohibited from competing with us, marketing and distributing other competing PLM software applications, providing services around other competing PLM software applications, or acquiring or forming a strategic alliance with one or more of our competitors, which could have a material adverse effect on our financial condition and results of operations.

     Errors or defects in our products could harm our reputation and expose us to potential liability.

     Sophisticated software often contains errors, defects or other performance problems when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or at all. Any insurance we carry may only partially offset the cost of correcting significant errors or defects. We may therefore need to expend significant capital resources in order to eliminate or work around errors or defects. Errors, defects or other performance problems in our products may result in the loss of, or a delay in, market acceptance of our products or postponement of customer deployment, the diversion of development resources, and damage to our reputation and, in turn, may result in a loss of revenue, and increase service and warranty costs.

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

     Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record and pay an expense. Any such differences are accounted for in the “Exchange gain/loss” portion of our financial revenue. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Foreign currency exchange risk.”

     Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our financial condition and results of operations.

     Other companies or individuals, including our competitors, may have, or obtain copyrights, patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use, or sell our software. Furthermore, companies are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, in such circumstances, a court may decide that we have infringed on the proprietary rights of others. We have received in the past, and may in the future receive, communications alleging possible infringement by us of patents and other intellectual property rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

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

     The regulatory environment has become increasingly complex and is subject to change. Changes in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations. Implementation of regulatory requirements is costly and may have a negative adverse effect on our cost of operations or our stock price.

     We currently report both in U.S. GAAP and French GAAP and prepare two sets of financial statements. Commencing January 1, 2005, we will report according to International Financial Reporting Standards (IFRS), instead of French GAAP, and will continue to report in U.S. GAAP. The applicable U.S. GAAP and IFRS accounting standards and related interpretations are highly complex and continue to evolve. The reporting requirements may be contradictory or ambiguous. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition, scope of consolidation, and stock-based compensation, we may be required to modify our accounting policies and business practices, including license terms and conditions, which could have a material adverse effect on our results of operations or financial reporting. Our current accounting policies are described in “Item 5A: Operating Results—Critical Accounting Policies” and Note A to our consolidated financial statements.

     We are currently working on the implementation of our internal controls procedures in order to be ready for the 2006 Sarbanes-Oxley certification. Despite our efforts and investments on this matter, and because of continuing evolution of the regulatory environment, we may encounter deficiencies that we would then report and which could have an adverse effect on our results of operations.

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

     Our failure to adequately protect our technology may lead to the development of similar technology by third parties and reduce our software revenues. Furthermore, we enter into confidentiality and license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that the steps taken by us in this regard will be adequate to deter misappropriation or independent third party development of our technology. In addition, like most of our competitors, we are facing an increasing level of piracy of our successful products, both by individuals and by groups acting worldwide.

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

     We expect that our quarterly operating results will fluctuate and this could cause our stock price to fluctuate.

     Our quarterly operating results have varied significantly and are likely to vary significantly in the future, depending on factors such as:

•	the number, timing and significance of product enhancements or new products developed by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products and customer order deferrals in anticipation of new or enhanced products introduced by us;

•	the timing and cyclical nature of revenues received;

•	fluctuations in foreign currency exchange rates; and

•	general conditions in our software markets, software applications generally and computer industries and regional economies.

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

     Continuous growth of our Group, either internally or through acquisitions, adds complexity to our organization and may make consistent management and appropriate visibility with respect to our operations and strategy more difficult. External growth through acquisitions, as well as changes in the organization of the Group, may adversely affect our business or financial performance.

     We continue to grow internally in our markets around the world. This continuous growth in terms of revenues, employees and operations creates increasing complexity for us as we take measures to ensure consistency of our various offerings, control of our operations and appropriate follow-up of return on investments. We also continue to re-organize our group structure in order to simplify it and remain focused on our strategy.

     Integration of newly acquired companies or businesses, as well as divestments, is challenging and consuming both in terms of management time and control systems. Financial markets may not support an acquisition. Also, due to regulatory constraints in Europe and in the United States, a planned acquisition might not be realized at all or as anticipated.

     Finally, future transactions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to intangible assets other than goodwill and may generally reduce our operating margin or net income. Goodwill generated by these transactions will be subject to annual or more frequent impairment tests, which may also reduce our operating margin or net income. Minority interests or other investments in unaffiliated partners may also have to be written down in our accounts as a result of impairment.

     A decrease in prices, a longer sales cycle and changes in the competitive environment could negatively impact revenue growth, financial performance and market position.

     Over the last several years, prices have declined in the technological market and this trend could continue or accelerate. This price decline may result from competition, low marginal costs and rapid technological change. In addition, we have seen a recent move towards consolidation in our industry, which may lead to increased pressure on prices and negatively impact our revenue, financial performance and market position.

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

     In addition, because our research and production facilities are located in five principal sites, including our headquarters outside Paris in a possible flood zone and our SmarTeam site in Israel, substantial physical damage to any one of our sites, by natural causes or by attack or local violence, could materially reduce our ability to continue our normal business operations. Also, our facilities in Japan and California could be exposed to earthquake and similar natural risks. If any of these circumstances were to arise, the resulting damage, loss or delays could have a material negative impact on our business, results of operations and financial condition.

Risks Related to an Investment in our Shares or ADSs

     Groupe Industriel Marcel Dassault owns approximately 45% of our outstanding shares, and can therefore effectively determine shareholders’ decisions.

     Groupe Industriel Marcel Dassault (GIMD), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and currently owns approximately 45% of our outstanding shares and controls approximately 44% of the voting rights. As a result, GIMD continues to effectively decide matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

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

Item 4: Information on the Company

A. History and Development of the Company.

     We are a leading developer of world-class software solutions using three-dimensional (3D) digital technology. We believe that we are the global leader of the market for Product Lifecycle Management (PLM) software with an estimated market share of approximately 23% for 2004 (source: Daratech).

     We were established in 1981 through the spin-off of a team of engineers from Dassault Aviation, which was developing software to design products in 3D. We entered into a distribution agreement with IBM the same year and started to sell our software under the CATIA brand to automotive and aerospace customers. Through our work with large industrial customers, we learned how important it was for them to have a software solution that would support their product development processes. With this in mind, we enriched our solution to enable the design of “digital mock-ups” (DMU) which helped our customers reduce the number of physical prototypes and realize substantial savings in product development cycle times. The first significant project realized with this new approach was the Boeing 777. We also broadened our targeted industry segments to fabrication and assembly, consumer goods, electrical and electronics, shipbuilding and plant design.

     In 1997, we organized our business in two segments: the “Process-centric” segment with the goal of supporting the end-to-end product development process of customers by providing a PLM solution and the “Design-centric” segment dedicated to customers seeking to design products in 3D. In conjunction with this decision, we acquired SolidWorks Corporation, with the goal of targeting the significant market of customers designing their products in two dimensions (2D) and looking to take advantage of the power of 3D design.

     In order to fulfill the mission to provide a robust PLM solution for our customers, in conjunction with our internal development, we undertook a series of targeted acquisitions and developed a new software platform, Version 5, for the Process-centric segment. We acquired the “Product Manager” software and development laboratory from IBM in 1998, which we merged with our virtual product data management application to create the ENOVIA product line. Following our acquisition in 1999 of SmarTeam Corporation we developed a portfolio of applications across ENOVIA and SMARTEAM in order to manage data product configurations, product lifecycle integration and collaboration (our “PDM offering”). DELMIA was launched in 2000 in order to address the digital manufacturing domain following a series of three acquisitions, including (i) Deneb, a U.S. company specialized in robotic simulation which we acquired in 1997, (ii) Safework, a Canadian company specialized in human modeling technology, and (iii) Delta, a German company specialized in manufacturing process management software. Both Safework and Delta were acquired in 2000. In 1999, we introduced Version 5 (V5), an innovative software platform to develop integrated Product Lifecycle Management solutions. As a result of this new platform, the different applications developed in the companies we acquired, such as DELMIA, as well as the CATIA and ENOVIA product lines can be integrated to form a powerful Product Lifecycle Management solutions portfolio. In 2000, we acquired Spatial Corp., a U.S. company to help third-party developers build their own complementary applications on our V5 software platform and to develop and sell its ACIS software components.

     In 2004 we announced our decision to enter the automation market. In connection with this decision we are introducing a new line of software solutions, DELMIA Automation, based upon internal development work as well as from the acquisition in 2003 of Athys, a French company specialized in the development of workcell control software.

     We have a strong international presence. In 2004, 47% of our total revenue was derived from Europe, 29% from the Americas and 24% from Asia. We employed 4,456 people worldwide at December 31, 2004. In Europe/Middle East, in addition to our headquarters and other offices in France, we have offices in Belgium, Germany, Israel, Italy, The Netherlands, Spain, Sweden, Switzerland and the United Kingdom. In the Americas, we have major subsidiaries headquartered in the United States and Canada and we have offices in Argentina, Brazil and Mexico. In Asia, we have offices in China, Hong Kong, India, Japan, Singapore and South Korea. Moreover, through our “extended enterprise” strategy we have a broader reach around the world through our partnerships in sales, marketing and technology.

     We distribute our solutions through IBM, our strategic partner since our inception in 1981, a network of other distribution partnerships as well as a direct sales force for certain products and markets. IBM markets, distributes and supports most of our PLM solutions in our process-centric segment. Our partnership with IBM has evolved over the years reflecting changes in both our markets and products. We market our design-centric solutions (Mainstream 3D solutions) through a network of value-added resellers and distributors worldwide.

     Our shares have been listed in France on the Paris Stock Exchange (Euronext Paris) and in the United States on the Nasdaq Stock Market’s National Market since our initial public offering in 1996. In February 2005, Euronext Paris renamed its markets Eurolist, and we are now listed on Eurolist – Compartment A (“Eurolist”).

     Dassault Systèmes is a société anonyme, a form of limited liability company, incorporated under the laws of France. Our company was created on June 9, 1981 for a duration of 99 years and is governed by French company law and related regulations. Our registered office is located in Suresnes, France, at 9 Quai Marcel Dassault, B.P. 310, 92156, and the telephone number is: 33 (0) 1 40 99 40 99. For a list of our significant subsidiaries, please refer to “Item 4C: Organizational Structure” below. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

     For a detailed discussion of our business and financials, see “––Business Overview” and “Item 5: Operating and Financial Review and Prospects” below.

B. Business Overview.

Summary

     We are a leading developer of world-class software solutions using three-dimensional (3D) digital technology. Our strategic mission is to provide software solutions and services that enable our customers to:

•	create more innovative, higher quality products;

•	develop products more quickly to satisfy market demand;

•	collaborate in 3D for product lifecycle management and 3D design;

•	create and manufacture products more cost effectively; and

•	develop products that better preserve the environment both during their production and when in service.

Product Lifecycle Management (PLM)

     Our PLM software applications, solutions and services enable customers of all sizes to create products and simulate the whole product lifecycle end-to-end from the conceptual stage through the manufacturing process and the product in service. Our software applications address a wide range of products, from every day consumer packaged goods to individual machine parts, automobiles, entire ships, manufacturing plants and commercial aircraft. Our PLM solutions (process-centric segment of our business) represented 82% of our total revenue in 2004.

     Our global customer base is composed primarily of companies within seven manufacturing sectors, including automotive, aerospace, fabrication and assembly, consumer goods, electrical and electronics, plant design and shipbuilding.

     Our solutions are mission-critical for our customers, enabling them to increase innovation by significantly enhancing the management of a product through its entire lifecycle, thereby fostering a true transformation in the manner in which these companies manage product and process development. Moreover, our solutions help companies reduce time to market and reduce costs, as well as better integrate their product creation and production processes with the needs of their markets. Through the creation of a collaborative environment, a broad range of persons involved in a product’s lifecycle can share, modify, manage and archive complete data about the product and its production use and maintenance on an integrated information platform. Using advanced and breakthrough modeling technologies, including highly sophisticated 3D visualization and Internet technology, our products allow engineers, manufacturing teams, financial planners and other participants to simulate product behavior and manufacturing operations through virtual prototypes rather than actual physical mock-ups, thereby saving significant time and resources, while increasing innovation and quality.

     Our Product Lifecycle Management solutions are organized around four of our brands: CATIA for product design, DELMIA for digital manufacturing, ENOVIA for product lifecycle management collaboration and decision support and SMARTEAM for product management and collaboration. Altogether, these four brands form our PLM offer and are hereafter referred to as our “PLM software applications.” As part of our PLM solutions, we have also developed PLM Best Practices and Business Process Content (customization of PLM software for specific business processes), which, if selected by the customers in a services engagement, help them deploy our software in their particular industry processes. In addition, we distribute our PLM V5 infrastructure under the name of Component Application Architecture (CAA V5) development platform.

Mainstream 3D

     Our mainstream 3D solutions, focusing principally on product design, complement our PLM software applications in reaching a far larger number of potential users. We primarily address the mainstream, 3D market with our SolidWorks brand whose objective is to be the global standard in 3D mechanical design software. Its products and solutions are designed to capitalize on the significant migration opportunity of 2D users to 3D design.

     Our mainstream 3D business (Design-centric segment of our business) accounted for 18% of our total revenues in 2004.

New Business Initiatives

     During 2004, we announced new business initiatives in automation and “3D For All.” In the automation domain, we announced our decision to offer a software solution that will allow customers to program, monitor and simulate automated production lines and help them bridge the manufacturing processes defined using DELMIA PLM with their actual production lines. This market, known as the industrial automation market, is focused on defining, controlling and monitoring automated production equipment. The automation market is a natural extension of our PLM business, leveraging our existing knowledge and expertise.

     We believe the automation market is potentially a large market with long-term opportunity for growth. In addition, automated systems are used in a number of industries that we do not currently address with our DELMIA PLM solutions, such as Consumer Package Goods, Food and Beverage and Pharmaceuticals. We do not expect automation to be a meaningful contributor to revenue for several years as we ramp-up our product offering and distribution network.

     We believe 3D technology can be made broadly available to many parties. A portion of our research and development resources has been focused on developing “3D For All” technologies, such as 3D XML, and applications. At the same time we have entered into new partnerships with companies that share our vision of “3D For All.”

Key Business Strengths

     We believe our key business strengths have enabled us to take a leadership role in the PLM and design-centric markets and increase our overall market share in each of the last six years.

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

address. We have also introduced specific industry solutions addressing the unique aspects of product development across different industries. In addition to our software solutions, we operate competency centers where we work with numerous industry leaders to develop service offerings and best practices (PLM Best Practices) with the aim of improving the introduction and deployment of our PLM solutions in response to the increasing demand for expertise and optimization of processes.

•	Substantial commitment to technological innovation. Technological strength has underpinned our market success. Our latest generation software platform for the Process-centric market, Version 5, enables us to deliver integrated PLM solutions. These solutions have been engineered to optimize industry specific business processes end-to-end.

Further, in addition to our V5 PLM platform, we have introduced key innovations, with the architecture of our engineering and manufacturing hubs, new 3D XML technologies and products such as our “CATIA — Imagine and Shape,” as well as new, more robust collaboration products.

Through our new business line, DELMIA Automation, we are introducing innovative technologies for the automation market. These new technologies will shift automated design and logic controller programming from hardware to digitally defined, controlled and monitored automated systems.

Designed specifically for Windows, our technology for the Design-centric market is based on enabling designers and engineers to make an easy transition from 2D drafting tools to a 3D solid modeling environment. Its intuitive Windows user interface enables users to productively employ SolidWorks’ software without extensive training.

•	Brand strategy. We believe that our brand strategy is a key component to our success. Our brand strategy enables us to focus on developing best of breed software in each domain. In addition, our business objective is to introduce brands that become the number one or number two brand within their respective markets. Our brands in the PLM market are designed to address the very specific domain requirements along the product lifecycle. As a result, we are able to develop R&D strategies as well as sales and marketing strategies best suited to the individual domains. At the same time, based upon our V5 platform, we are able to offer an integrated set of solutions to our customers in the PLM market. Our multiple brand strategy also provides significant flexibility to our customers as they are able to choose different points of entry depending on their individual needs and requirements. Similarly, in the mainstream 3D market, our SolidWorks brand and solutions address the specific needs of customers and companies in its market segment.

•	Extended enterprise model. The execution of our strategy has encompassed the creation and growth of an extended enterprise model since our inception in 1981. We have developed a network of partners for marketing, product development and enhancement of customer relations, and we intend to continue to build on our extended enterprise model. We have a key alliance with IBM, which has distributed our products and associated services for the last 24 years. We also market certain of our solutions through a network of distribution partners and our direct sales force. We have created a CAA V5 program to enable independent software companies to develop complementary applications built upon our V5 platform. And through customer cooperation, we establish a permanent dialogue between our customers and our research and development teams commencing early in the development process in order to ensure responsiveness to market needs.

•	Resilient financial model, with a high level of recurring licenses revenue. Since our formation we have set for ourselves the objective of generating a high recurring revenue stream and we have had a high level of recurring licenses revenue each year. For 2004, recurring licenses revenue represented 51% of our total software revenue, with total software revenue accounting for approximately 84% of our total revenue. This high level of recurring licenses revenue contributes to the resiliency of our business, enabling us to continue to invest in critical resources, even during periods of economic slowdowns.

•	Strong profitability and cashflow from operations. As a result of our business success and market leadership, our financial model reflects a strong level of profitability and significant cash generation from operating activities. Our strong financial position gives us significant operating flexibility.

Growth Strategy

     We believe there are a number of opportunities to grow our business. We have outlined below our most significant growth opportunities.

•	Win new strategic customers. Our goal is to have a diversified customer base, composed of both large companies and small and medium-size businesses. With our latest software solutions, we believe there are additional opportunities to grow our business with leading companies within our targeted industrial segments.

•	Extend our CAD penetration within our customer base. Our current CATIA Version 5 software is designed to address the needs of a wide range of users from entry-level to high-end users. In addition, we are expanding the number of applications within CATIA, which then broadens the potential usage of our CATIA Version 5 software.

•	Implement complete and integrated PLM solutions with Product Data Management and Digital Manufacturing solutions. Our Product Lifecycle Management solutions bring the benefits of 3D across the entire lifecycle. Our solutions include key Product Data Management (PDM) solutions (ranging from data management and collaboration solutions with SMARTEAM to lifecycle capabilities and decision support with ENOVIA), encompassed in a services approach. We believe the PDM market offers significant opportunities for growth as companies look to adopt a complete PLM solution.

We address the digital manufacturing market with our DELMIA PLM brand. DELMIA’s PLM software is designed to help manufacturers simulate and optimize manufacturing processes. We are currently one of the two principal companies addressing the digital manufacturing market.

•	Extend our penetration of the supply chain in key industries. Our customer base includes many of the leading original equipment manufacturers (OEMs) in the aerospace and automotive industries. Many of these customers have started their migration to our Version 5 platform. We believe their supply chain offers growth opportunities as the environment continues to evolve, with OEMs, particularly in the automotive and aerospace industries, seeking to better integrate design and manufacturing through collaborating more closely with their suppliers. We are seeing more interest in our solutions among supply chain companies in part as a response to the changing requirements of their OEM partners. In addition, our V5 solutions have been designed to address both the needs of large companies as well as small and medium-size businesses.

•	Expand our presence in our target industries. Our diversification strategy has met with significant success. Historically, our two main markets were the automotive and aerospace industries, which contributed 33% and 16% to total revenues in 2004. We have in the last few years strengthened our presence in the fabrication and assembly industry, which was our largest contributor to revenues in 2004 (34%), and have also increased our presence in the consumer goods and electronics industries. In addition to ongoing opportunities in our largest target industries, we believe our current software solutions present a good opportunity to increase our presence in the consumer, electrical and electronics, and shipbuilding industries.

•	Capitalize on the 2D to 3D migration opportunity. Many designers continue to work within a 2D environment. We believe our solutions, particularly our mainstream 3D solutions with our SolidWorks brand, are targeted to address the needs of these designers as they migrate to 3D solutions.

•	Pursue diversification strategy with new initiatives. Diversification has been a key component of our overall growth strategy since our acquisition of SolidWorks in 1997 and the development of our PDM and digital manufacturing solutions, all of which will continue to be significant drivers of our diversification strategy. In addition, there is a substantial long-term opportunity in automation and “3D For All” technologies.

Market Structure and Brands

     We currently organize our business and market our products and services principally according to customer requirements for two types of applications: the “Process-centric market” in which customers need to support product development, production and maintenance, and the “Design-centric” market, in which customers are primarily focused on product design. In 2004, our Process-centric business (our PLM solutions) represented 82% of our consolidated revenue and our Design-centric business (our Mainstream 3D solutions) represented 18% of our consolidated revenue.

PLM solutions

     Our Product Lifecycle Management solutions address the Process-centric market and focus on creating and simulating the entire product lifecycle from requirements and initial concepts to product in service and recycling. We serve it with our PLM offering, which facilitates the simultaneous collaboration of the many different functions involved in PLM: engineering, strategy, marketing and sales, planning and production, procurement, finance and human resources as well as throughout the supply chain.

     CATIA is our largest software product line as our PLM solution for digital product definition and simulation. It is integrated with DELMIA, our solution for defining and simulating manufacturing processes, ENOVIA, our solution for managing product lifecycle information, including digital mock-up configuration, processes knowledge and resources information and SMARTEAM, our easy to implement, cost-effective solution for managing product lifecycle collaboration of companies of all sizes.

     CATIA is a fully integrated system that allows users to tailor their product development capability according to their own particular needs. In addition, we have introduced many CATIA products that address the specific needs not just of our target markets, but specific subprocesses within those industries. For example, in 2004 we introduced CATIA composite design products for the aerospace industry as well as cast and forge parts for the fabrication and assembly industry. CATIA enables users to build a seamless product development environment in order to simulate the entire range of industrial design processes, from the initial concept to product design, analysis, assembly and maintenance.

     We believe that CATIA is among the most powerful product design and simulation systems in the world as illustrated by the market’s adoption of the digital mock-up (DMU) process. We believe this leadership position is built on the following differentiating features, including (i) the ability of companies to capture and reuse their corporate knowledge; (ii) advanced complex surface modeling functionalities; (iii) breakthrough technologies such as generative design and functional modeling, enabling intelligent morphing of designs across product programs; (iv) a simple and intuitive user interface that optimizes productivity and reduces training time; (v) full integration of all CATIA applications based on a common product, process and resource (PPR) model and (vi) our packaging approach that makes CATIA readily scalable from entry-level users to high-end experts. The CATIA V5 product line supports widely available Unix platforms and Windows platforms.

     The CATIA product line addresses key domains, including: mechanical design, shape design and styling, product synthesis, equipment and systems engineering and machining analysis.

     DELMIA PLM offers a comprehensive suite of digital 3D manufacturing solutions to deliver end-to-end solutions that allow complete design and validation of the manufacturing processes through digital mock-up. DELMIA solutions are built on an open product, process and resources model which enables the continuous creation and validation of the manufacturing process in the context of the product throughout the design phases. The solution portfolio covers the following domains: (i) process planning; (ii) process and resource plan definition; (iii) resource modeling and simulation; and (iv) digital manufacturing foundations.

     The DELMIA Process Planning solutions provide a comprehensive process and resource planning support environment that allows our customers to review the sequences and links between processes and resources early in the product design cycle. The DELMIA Process Detailing and Validation solutions employ the structure and diagrams of the Process Planning solutions into the application specific disciplines of manufacturing to verify process methodologies with actual product geometry and define processes to a greater level of detail. The DELMIA Resource Modeling and Simulation solutions provide tools to develop, create and implement resources, application routines and mechanical programming that are integral with the Process Planning and Process Detailing and Validation solutions. Resources such as robots, tooling, fixtures, machinery, automation and ergonomics are defined and infused into complete manufacturing scenarios.

     ENOVIA provides a complete set of integrated solutions to help customers implement their digital enterprise, simulating the entire product lifecycle from initial concept to design, synthesis, simulation, manufacturing, production and after-market support. By providing unique collaborative workspaces for engineering, manufacturing and enterprise-wide integration, our ENOVIA solutions enable customers to manage their digital products with configuration at each stage of the lifecycle and simulate industry-specific business processes with associated resources (e.g., robots, cells, lines, plants). Benefiting from the open V5 platform, and using best-in-class internet technologies, ENOVIA embodies the company-wide PLM backbone, providing a gateway into the digital enterprise for collaboration, visualization, analysis and decision support.

     ENOVIA solutions cover the following domains: (i) product engineering; (ii) lifecycle management and decision support; (iii) digital mock-up and review; and (iv) collaboration and management with the supply chain.

     SMARTEAM software solutions enable product-centric, Windows and web-based collaboration between teams within extended enterprises of various industry sectors. SMARTEAM’s application portfolio enables organizations and their supply chains to efficiently exchange, track and manage corporate product information all along their lifecycle. SMARTEAM solutions offer an array of integrated, on-line collaboration technologies and provide an affordable, readily customizable, easy to implement solution. It can therefore range from collaborative product data management to entry access to PLM deployment.

     SMARTEAM solutions cover the following domains: (i) requirement management; (ii) product and program management; (iii) document management; and (iv) product service and after-sales management.

     During 2004, we introduced two new PLM releases across our Process-centric brands:

     Version 5 Release 13 (V5R13), “PLM Workspace for Collective Innovation” — Announced in March of 2004, CATIA, DELMIA, ENOVIA and SMARTEAM V5R13 product portfolios bring business value to manufacturers by enabling them and their supply chain to deploy competitive new PLM Best Practices that reduce development cycles significantly. A major innovation in the V5R13 release is the new ENOVIA VPM Navigator product that enables manufacturers to take maximum advantage of relational design, integrating ENOVIA’s virtual product definition into CATIA’s easy-to-use design environment. This new ENOVIA application enables companies to view the full implications of design changes in order to facilitate decision-making and reduce the risks associated with new product introduction.

     Version 5 Release 14 (V5R14) “Imagine and Work as a Global Team” — Announced in September 2004, CATIA, DELMIA, ENOVIA and SMARTEAM V5R14 introduced breakthrough technologies for industrial design and improved collaborative product development while we continued to strengthen our V5 PLM engineering desktop by further enhancing capabilities of the VPM Navigator that was introduced in the prior release. V5R14 introduces: (i) stronger collaboration across the value chain, enabling companies to work as one extended enterprise with their customers and partners, whether acting in an OEM/supplier relationship or working together in a virtual co-location environment; (ii) an innovative “CATIA — Imagine and Shape” product that addresses industrial designers by enabling them to explore product ideas more rapidly, while permitting last-minute styling modifications for greater product success; and (iii) a new web-based ENOVIA LCA navigator that enables both engineers and non-engineers to navigate product, process and resource information they require to perform their work, thereby improving productivity.

     We also offer PLM industry solutions to serve specific processes of our target industries. PLM industry solutions are defined as a combination of dedicated products, PLM best practices and consulting services designed for specific industries. Our industry solutions for the aerospace, automotive and electrical and electronics markets include the following solutions:

•	Our PLM industry solution for aerospace manufacturers is based on proven PLM Best Practices. The Best of Breed Structure Engineering solution integrates the activities and processes required to design and manufacture structural aircraft parts and assemblies (e.g., sheetmetal, machined, and composite parts), as well as the corresponding tools required to build them. In early 2005 we introduced a new industry solution for aerospace suppliers designed to help them better manage and control their processes as well as optimize collaboration and compliance with customers’ requirements.

•	In the automotive industry, our Generative Car solution is a comprehensive offering that applies to all facets of automotive development processes, including body, interior and exterior trim, chassis, powertrain, electrical, and vehicle synthesis and assembly. The Generative Car solution consists of a set of integrated products from CATIA, ENOVIA, and DELMIA, combined with a set of IBM Best Practices and our PLM Best Practices developed for the automotive industry. It enables automotive manufacturers and suppliers to leverage valuable corporate knowledge in order to meet market demands for an ever-increasing number of vehicle models. It permits simultaneous engineering, fast design change, and seamless processes from early styling to manufacturing definition.

•	In the electrical and electronics (E&E) industry, we offer several specific PLM solutions. In 2004 we introduced a new specialized PLM industry solution (including software and PLM Best Practices) designed to help electronic manufacturers better manage the growing complexity of electronic product development. Collaborative Systems Engineering for Electronics (CSE-E) optimizes the early definition stages of product development when companies establish the requirements, functions and systems architecture of a new product, and generally commit up to 80% of its cost. CSE-E also shortens time-to-market by facilitating design reuse from the earliest stages of the development process, and reduces the costs and risks associated with the launch of a new product.

•	Our Integrated Mechanical Product Development for Electronics (IMPD) solution is intended to speed mechanical product development while strengthening innovation and consists of a set of integrated products from CATIA and SMARTEAM, combined with a set of PLM Best Practices developed for the E&E industry. The solution links the applications and disciplines involved in mechanical product development and enables manufacturers to reuse valuable corporate intellectual property. Specifically, IMPD streamlines mechanical product development operations by increasing the amount of semantic data exchanged between applications and development disciplines such as style, design, manufacturing, and analysis. It allows them to explore more design possibilities in less time, capture and reuse existing features or assemblies made context sensitive, keep automatic links between part and mold design, create designs in accordance with corporate standards through automatic guidance, and take into account quickly and seamlessly the results of digital simulation and analysis.

Mainstream 3D solutions

     We primarily address the Mainstream 3D Design-centric market with our SolidWorks brand. Since the introduction of the first SolidWorks mechanical design software solution in 1995, SolidWorks’ software products have been shipped to more than 385,000 product designers, engineers and engineering students worldwide.

     SolidWorks products include 3D mechanical design solutions, design validation analysis tools, data management solutions, design communication and collaborative tools, CAD productivity enhancement tools and 3D online catalog solutions.

     Major product solutions include:

•	SolidWorks Office Professional for organizations that need to manage workgroup design data more efficiently, combining SolidWorks Office and PDMWorks, easy-to-use product data management software.

•	SolidWorks Office includes a complete design solution with 3D mechanical design software and a full range of design communication and productivity tools.

•	SolidWorks 3D mechanical design software.

     In June 2004, SolidWorks introduced SolidWorks 2005, its latest version. We believe SolidWorks 2005 is the most expansive product in the market currently as it encompasses 3D design, analysis, product data management, collaboration, and injection-molded plastic part validation software in a single offering. SolidWorks 2005 includes more than 250 customer-requested features and enhancements developed to help machine designers, mold parts designers, consumer product designers and others become faster, more accurate and more productive as they bring innovative products to market. New, key improvements in SolidWorks 2005 included an extensive design library for machine designers, the first mold design validation tool built into a solid modeling environment, enhanced loft features for consumer product designers and application-specific user interfaces. Enhancements for 2D users included a DWG editor that is a fully native, embedded application, allowing editing of data rather than translation from a legacy tool.

     In February 2005, SolidWorks introduced its newest product solution, SolidWorks Office Premium, a new suite of solutions including analysis and wire and harness functionalities.

     In addition to its portfolio of products, SolidWorks has developed SolidWorks Solution Partner Program encompassing software and hardware vendors whose products interoperate with SolidWorks software and provide solutions in specific areas.

Automation solutions

     DELMIA Automation, introduced in 2004, is our newest product line and is focused on control engineering and simulation. Historically, production engineering, which we address with our DELMIA PLM solutions, and control engineering have largely functioned as two distinct areas within the manufacturing process. Process engineering is focused on process planning, detailing and validation as well as resource definition. In contrast, control engineering, which is focused on defining, controlling and monitoring the automation systems, including programmable logic controllers, is largely validated only during real production, when all physical resources have been put in place.

     Our new solutions will enable customers to (i) simulate production resources before production begins; (ii) reduce time to design, program, test and optimize automated systems; and (iii) enable automated systems manufacturers to sell complete solutions, including hardware, software and associated services.

Technology, Research and Development

     The development of breakthrough technologies has been a core component of our business strategy since our inception. We have devoted significant resources each year to research and development. In 2004, research and development investments totaled €221.9 million and represented approximately 28% of total revenue. As of December 31, 2004, approximately 2,171 employees, representing 49% of our employee base, were in research and development.

     During 2004, we announced 3D XML (Extensible Markup Language), a universal, lightweight XML-based format that enables users to capture and share accurate 3D data. 3D XML compresses highly complex data, with file sizes up to 99 percent smaller than those of existing formats. The new format was designed to greatly enhance collaboration around 3D information.

     We introduced in 2004 a breakthrough modeling product, “CATIA — Imagine and Shape,” designed to bring V5 PLM to industrial designers, who have long preferred to work by hand. Our new product easily facilitates the exploration of more product ideas in a shorter period of time, essentially enabling styling creation at the speed of the designer’s imagination.

     We first introduced functional modeling in 2003 and further enhanced it in our 2004 product releases. We created our “CATIA — Functional Molded Parts” product to greatly facilitate product design, particularly of plastic parts in the electronics and consumer goods industries. This product enables plastic parts designers to concentrate on what they want to design, rather than on how to design the part. Specifically, it allows them to design more freely, as the software will automatically adjust the new feature to fit predefined functional characteristics, such as thickness, detailed shape design or zones that must remain clear to prevent clashes or interferences.

     Our Convergent System Modeler is based on a new mathematical model that allows an enhanced (“highly-typed”) structuralization of data and flows. This new modeler enables system and control design of automated systems and is the foundation of the DELMIA Automation solutions.

     We believe we are the industry leader in connecting product design to manufacturing process design. We do this through a PPR model, shared by CATIA, DELMIA and ENOVIA. The PPR model allows companies to capture, share and reuse knowledge throughout the entire product lifecycle, while the open architecture provided by V5 allows extension and integration of our solutions according to each customer’s specific needs. The PPR connects our engineering hub with our manufacturing hub through the ENOVIA backbone. In 2004 we enhanced this capability by implementing integrated change management across the engineering and manufacturing hubs.

Version 5 technology

     Combining our technological capabilities with our understanding of market needs, we have developed an innovative and open software architecture (Version 5 or V5) first released at the end of 1999. V5 is the technological platform for the development of new products for the PLM market and makes possible a tight integration of CATIA, DELMIA and ENOVIA solutions.

     A major component of V5 is its unique object model allowing joint/simultaneous definition of products, processes and resources to support multidisciplinary collaboration. It enables dynamic, knowledge-based product creation, engineering and manufacturing processes management and decision support to drive optimized product definition, manufacturing preparation, production and service.

     V5’s open architecture enables other software developers to build on and complement our software applications, thus permitting integration of our V5 based products with third-party applications.

     V5 technology provides our PLM products with “scalability.” Scalability allows enterprises of different sizes, and users with diverse profiles, from occasional use to highly sophisticated engineering, to benefit from a fully integrated PLM solution. Scalability is possible with our PLM solutions because they have a common V5 architecture, which allows them to be packaged according to the client’s specific needs and because they promote the usage of industry best of breed standards on which all participants can develop and build their products.

     The following five fundamentals provide the underlying context for the development of our V5 products:

Industry-specific business process optimization. Business process optimization can only be achieved by investing time, resources and energy to grasp the underlying manufacturing industries processes. True benefits for manufacturing industries will not be achieved by only accommodating current practices, it will be achieved by understanding the direction in which their businesses are being driven and defining together the processes that need to be realized (Best and Next Practices). Delivering competitive advantage through end-to-end process optimization is achieved by sharing with our customers a common and thorough view of the next breakthrough processes and then realizing them through V5.

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

Capturing, sharing and re-applying corporate knowledge. Manufacturing corporations have recognized that intellectual property is increasingly becoming their most valuable asset as competitive pressures place a premium on innovation. Harnessing knowledge to innovate consists of being able to capture or mine knowledge, share it and reuse or re-apply it quickly, accurately and efficiently. The integration of knowledge-based services throughout V5 provides the capability necessary to allow a corporation to harness its knowledge to innovate. V5 applications make a further breakthrough by directly embedding knowledge within the product, process and resource model. Critical industry specific processes are supported by dedicated applications that incorporate PLM Best Practices and design rules. These applications therefore address corporations’ core know-how and aim at in-depth coverage of their unique processes and sub-processes. For example, V5 applications provide full, knowledge-grounded solutions that drive the nuanced conceptual design of a car door, or the aero-elasticity study for an airplane wing design.

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

Mainstream 3D technology

     Designed specifically for Windows, our SolidWorks technology for the Design-centric market is based on enabling designers and engineers to make an easy transition from 2D drafting tools to a 3D solid modeling environment. Its intuitive Windows user interface enables users to productively employ SolidWorks’ software without extensive training. SolidWorks applications provide users with a 3D design process, for which a fully detailed solid model is used to quickly produce drawings and perform downstream design functions. SolidWorks focuses on three core capabilities: design, analysis and product data management.

Openness of our software solutions

     In the PLM market, CAA V5 is our robust, open and comprehensive development platform. Our CAA partners are developing, selling and supporting innovative applications that integrate seamlessly with our PLM solutions. Our partners may also choose to benefit from the V5 platform possibilities to connect with other applications, such as customers’ applications or other software companies’ applications. We have developed stable and shared interfaces (CAA Authorized APIs) to allow connection with non-V5 applications. The V5 platform supports the use of standards such as WebSphere, Microsoft.net, PROSTEP, ONG, W3C and XML. Standards are widely created by industry consortia, or by leading industry players for the exchange of data, or user interfaces or formats.

     In the mainstream 3D market, our SolidWorks software is an open system that allows independent software developers to create complementary products that can be integrated with SolidWorks, thereby significantly increasing the range of functions and capabilities that can be offered to customers.

     In addition to our software solutions for the PLM and Mainstream 3D markets, we also supply software components through our Spatial subsidiary, that are based on industry standards and increase the interoperability of software solutions to serve the broader software industry. Software developers in more than 14 industries around the world use our 3D ACIS Modeler (ACIS), a well-known, 3D modeling engine. ACIS features an open, object-oriented C++ architecture. We also offer InterOp Translators that allow software developers to easily integrate advanced 3D data interoperability capabilities with 3D software. For example, our InterOp CATIA V5 Reader and Writer translator enables data to be translated to and from other 3D formats.

Customers and Industrial Sectors

     Overview. Our diversification strategy into a broad number of industrial sectors has met with significant success. Historically, our two main markets were the automotive and aerospace industries. We have in the last few years strengthened our presence in the fabrication and assembly industry, which was our largest contributor to revenues in 2004, and have also increased our presence in the consumer goods and electronics industries. In addition to ongoing opportunities in our largest target industries, we believe our current software solutions present a good opportunity to increase our presence in the consumer goods, electrical and electronics, and shipbuilding industries.

     The table below sets forth the proportion of our revenues represented by sales to our major industrial sectors for 2004, 2003 and 2002. These figures are a percentage of our total sales, comprising both our Process-centric and Design-centric segments.

	Year ended December 31,
	2004	2003	2002
Automotive	33%	33%	35%
Aerospace	16%	17%	16%
Fabrication and assembly and others	34%	33%	33%
Consumer goods and electrical & electronics	13%	13%	13%
Plant design and shipbuilding	4%	4%	3%

	100%	100%	100%

     During 2004 we expanded our client base, adding an estimated 11,500 new design customers and 1,200 new PDM customers. We sold 62,600 design seats comprised of our CATIA and SolidWorks new licenses and in PDM we sold 35,000 new licenses in 2004. We estimate that at the end of 2004, we had over 80,000 customers across 80 countries.

     While we have built long-standing relationships with our customers, we continue to have a diversified customer base. We estimate that our largest customer represented approximately 5% of total revenue, and our five, ten and twenty largest customers accounted, respectively, for approximately 17%, 24% and 33% of total revenue in 2004.

     The automotive market has been and continues to be an important market for our company, accounting for 33% of our total sales. We work with most of the world’s largest automotive OEMs. We also have developed business relationships with a number of companies within the automotive supply chain. The automotive market encompasses cars, motorcycles, trucks, buses and campers. In addition eight of the ten teams participating in the 2004 Formula 1 season employed our solutions to develop their engines or chassis. These include: Jordan, McLaren-Mercedes, Williams BMW, Toyota Motorsport, Sauber, Bar Honda, Ferrari, and the Renault F1 team.

     The aerospace industry accounted for approximately 16% of total revenue in 2004. We are the largest supplier of advanced design solutions to the aerospace industry. During 2004, our Version 5 PLM software was selected by The Boeing Company as its company-wide product development platform to develop the 787 Dreamliner. We are the standard design system at both Boeing and Airbus.

     Fabrication and Assembly (F&A) customers accounted for 34% of total sales in 2004. Our software solutions are purchased by a wide range of companies in the F&A industry, spanning fabricated metal products, industrial equipment and manufacturing machinery, mobile equipment and products, trains and other fabricated products. New customers in 2004 included Kobelco, a construction machinery manufacturer, Meyn, a manufacturer of poultry processing factories, Securistyle, a window hardware manufacturer, Volvo Penta, a manufacturer of engines and complete power systems for marine and industrial applications, Corus, a metals products manufacturer and F.L. Smidth, a supplier of cement production technology, to name a few.

     Consumer goods and electrical and electronics (E&E) represented 13% of total sales in 2004. In Consumer electronics and E&E, we made good progress in 2004. New consumer goods and E&E customers in 2004 included Siemens ICM, a GSM mobile and cordless phones manufacturer, Sennheiser, a sound equipment manufacturer, Neopost, a supplier of mailroom equipment and logistics solutions, Unipoint, a parts supplier for the automotive aftermarket, Sunten, an electrical network equipment supplier and Corecess, a network equipment manufacturer. And in consumer goods, we added Arc International, a glass and crystal manufacturer, Electrolux Home Products Europe, a producer of powered appliances for the kitchen, cleaning and outdoor use, Gardena, a garden supply manufacturer, Swagelok, a developer and manufacturer of fluid system component technology and Whirlpool Corporation, a manufacturer of major home appliances.

     Plant design and shipbuilding customers represented 4% of total sales in 2004. We had several key wins in these markets during 2004 including: Hydro-Quebec, an energy provider, Areva, a nuclear energy and electricity provider, Beneteau Group, a sailing and leisure motor boats manufacturer, Seaway, a boat development company and Berret Racoupeau, an architectural firm focused on the design of super yachts, mono-hulls and catamarans. In military shipbuilding, Northrop Grumman selected us as the PLM solutions provider for the U.S. Navy’s new destroyer program.

     Automotive. Original equipment manufacturers using our software solutions include:

BMW China Motor Corporation DaimlerChrysler Dong Feng Motor Corp. Ferrari Ford Honda Hyundai Kia Motor Company Irisbus Iveco	Mitsubishi Fuso Truck & Bus Mitsubishi Motors Porsche PSA Peugeot-Citroën Renault Scania SsangYong Motor Company Subaru Toyota Motor Volkswagen — Audi Group

MAN Nutzfahrzeuge AG MG Rover	Volvo AB Yazaki

     Customers in the automotive sector supply chain using our software solutions include:

Aisin Seiki Co.
Autoliv
Behr
Bertone
Bertrandt AG
BorgWarner Automotive
Bosch
Brose Fahrzeugteile
Cimos
Comau Systems
Continental AG
Denso Corp.
Draexlmaier
Edag
Faurecia
Hella
Ichikoh Industries
Italdesign
Kanto Automotive Works
Karmann
Koito Manufacturing
Koyo Seiko
Lear
Magna
Marcopolo
Michelin
Paulstra
Pininfarina
Ruecker
Siemens VDO
Sumitomo Wiring Systems
Toyota Gosei
TRW Automotive
Universal Propulsion Co.
Valeo
Williams Controls
ZF

     Aerospace. Customers in the aerospace sector using our software include:

Aermacchi
AgustaWestland
Airbus
Alcatel Space
Alcoa Global Fasteners
Alenia Aeronautica
Alenia Spazio
AVIC
BAE Systems
Ball Aerospace & Technologies
Bell Helicopter
Boeing
Bombardier
Cessna
Dassault Aviation
Driessen Aircraft Interior Systems
EADS
El-OP
Embraer
Eurocopter
FHI (Fuji Heavy Industries)
Flight Safety International
Goodrich
Gulfstream
Honeywell
KAI (Korea Aerospace Industries)
KHI (Kawasaki Heavy Industries)
Latécoère
Liebherr
Litton Guidance & Control Systems
Lockheed Martin
Loral
Lufthansa Technik AG
MHI (Mitsubishi Heavy Industries)
MTU
NASA
Northrop Grumman
Piaggio Aero
Pratt & Whitney Canada
Raytheon
Saab
Scaled Composites
Sikorsky
Singapore Technologies Aerospace
Smiths Aerospace
Snecma
Stork Fokker
Sukhoi
Vought Aircraft Industries

     Fabrication & assembly. Customers in the fabrication and assembly sector using our software include:

Alstom Power	Krebs

Arburg
Bobst
Bridgestone
Claas
Daewoo Heavy Industries
Elopak, Inc.
F.L. Smidth
FlexLink Systems AB
Framatome
GoodYear
Grundfos
Halla Engineering & Construction
Homag
Industrias Romi S.A.
Iscar
Julius Blum GmbH
Kalmar
Kikuchi Press
Kliklok International
Kobelco Construction Machinery
Makino Milling Machine
Metso
Meyn
Michelin
Multivac Sepp Haggenmueller GmbH
NTN
OshKosh Group
Paper Converting Machine Corporation
Philips Oral Healthcare Inc.
Sanyo Machine Works
Scheidt and Bachmann
Schuler
Sidel
Staubli
Sumitomo Heavy Industries
Toyota Industries Corporation
TRUMPF Werkzeugmaschinen
Volvo Construction Equipment
Volvo Penta

     Customers in the train industry using our products include: Bombardier Transport, Alusuisse Road & Rail Ltd., Alstom Transport, Changchun Car Co. and Westinghouse Rail Systems Ltd.

     Consumer goods. Customers in the consumer goods sector using our software solutions include:

Arc International
Asahi
Austria Gaming Industries
Black & Decker
Bombardier Recreation
Braun
Burton Snowboards
Coca Cola
Crown, Cork & Seal
De Longhi
Dorel Juvenile Group
ETA Swatch
Fratelli Guzzini
Gucci
Hamilton Beach/Proctor Silex
Herman Miller
Hewlett Packard
Isafrance
Kärcher Kodak Konica Leifheit Life Fitness Metabo Microsoft Corp Newell Rubbermaid Nilfisk Advance Patek Phillippe Rain Bird Rayovac Samsonite Smoby Solo Golf Trek Bicycles Werner Ladder Co. Yakima

     Electrical & electronics. Customers in the electrical and electronics sector using our software solutions include:

ABB PMTV AEG Alpine Electronics AMC Centurion AB Ares Communications Tech Ascom Monetel Automatic Systems Braun Medical Ceragon Networks	Mars Electronics Matsushita Electrical Industrial MDS Sciex Miele NEC Newport Corporation Nikon Pioneer Promise Technology

Clarion Corecess Electrolux Gnatus Gretag Imaging Grundig Hubert and Suhner IBM IFM Electronic GmbH Intel Corporation JDS Uniphase Johnson Electric Kinpo Electronics Legrand MDS Sciex	Radio Frequency Systems Ricoh Sagem Sanyo Electronics S&C Electric Sennheiser Shunde Special Transformer Works Siemens Sony Sub-Zero Texas Instruments Thales Visonic Group Wolf Appliance

     Plant design. Customers in the plant design sector using our software solutions include:

Aker Albert Kahn Associates Alstom Power Ansaldo Areva BEI Consol Energy DaimlerChrysler Farnham & Pfile Engineering and Construction F.L.Smidth Gehry Partners	Haden International Hydro Quebec ITER Kvaerner METSO Corporation Oceanografia PEMEX Permasteelisa Shell Southern California Edison Trinity Industrial

     Shipbuilding yards and operators of passenger and cruise ships. Customers in the shipbuilding sector include:

Bénéteau Berret Racoupeau General Dynamics Bath Iron Works General Dynamics Electric Boat HDW AG HSD Engines IHI-Marine United MeyerWerft	MHI (Mitsubishi Heavy Industries)
Namura Shipbuilding
Northrop Grumman Newport News
Northrop Grumman Ship Systems
Samsung Heavy Industries
Seaway
Universal Shipbuilding Corporation
Yantai Raffle Shipyards

     In addition to the seven industrial sectors discussed above, we also offer 3D software components across all our industry sectors. Set forth below is a list of customers for our 3D software components:

ABAQUS, Inc. Alibre Design by Alibre Inc. Ansoft Corporation Cimatron E by Cimatron Dynamic Designer on CAA V5 (ADAMS) by Applied Research Associates GSCAD by Intergraph Corporation	IronCAD Kubotek Proficiency LTD (CAA V5) Radan LTD (ACIS) Sandia National Laboratory Space-E by Hitachi Zosen Information Systems Vistagy

Our Extended Enterprise Partnerships

     We have reinforced our extended enterprise approach through our relationships with customers, technological partners, product development partners and cooperation with computer hardware manufacturers. We have also entered into agreements with companies for the sales and marketing of our automation products.

     IBM partnership. The extended enterprise concept emerged from our partnership with IBM for the distribution of our products. We have had a long-standing partnership with IBM that has provided us with deep technical expertise and commercial strength beyond the distribution agreement described more fully below under “—Sales and Marketing.” In the hardware, middleware and consulting services domains, IBM has been a key partner to us. Furthermore, collaboration in several areas of research and development has been the cornerstone of our and IBM’s commitment to technical leadership for the digital enterprise.

     In June 2000, IBM created an organization, known as IBM PLM, for marketing PLM products and services exclusively dedicated to our solutions. This results in a strong platform for marketing CATIA, ENOVIA and SMARTEAM, as well as DELMIA under a specific agreement, with two specific channels to manage large accounts and small- and medium-sized accounts. IBM also manages an important network of dedicated business partners, providing the market with a unique structure for PLM. Since January 2002, IBM IGS, the IBM global services organization, has been a Premier consulting partner to us. Through our services teams, IBM IGS now provides complementary consulting and implementation services to customers in order to drive adoption of our PLM solutions. IBM IGS collaborates with our integrated services teams to develop services offerings related to our PLM solutions.

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

     In 2004, we continued active development of customer partnerships to specify, evaluate and test process-oriented applications. We also organized user groups and forums in the United States, Europe, Asia and Australia to enable customers to share their experiences with our software products and solutions. Over 10,000 people attended such forums around the world in each of the last several years.

     Hardware and technology partners. In order to maximize our benefits from available technology, we have established technical collaborations with Dell, Hewlett Packard, IBM, Intel, Microsoft, Silicon Graphics Inc. (SGI) and SUN Microsystems, as well as prestigious universities. The new technologies included in Version 5 have been developed as both native Windows and Unix environments.

     In order to optimize the technology of our products with computer manufacturers’ power in graphics and calculation, we work in close collaboration with the computer hardware industry. In the Unix environment, these partnerships have been active for a number of years with suppliers of IBM, Sun Microsystems, SGI, and Hewlett Packard workstations. We have also set up a certification program with numerous vendors of Windows workstations, including Compaq, Dell, Fujitsu Siemens Computers, Hewlett Packard, IBM, NEC and SGI.

     During the fourth quarter of 2004 we entered into a multi-year, global strategic alliance with Microsoft Corporation to deliver our V5 PLM and 3D design solutions to companies of all sizes taking advantage of the Microsoft® software platform. By capitalizing on the Microsoft platform, the goal of the alliance is to deliver greater customer value through solutions that are easy to use, deploy and maintain with reduced ownership and integration costs. This alliance has been designed to enable a far broader set of customers to realize the benefits of 3D collaboration and PLM. We have also agreed with Microsoft to explore opportunities to work together to encourage broad market adoption of XML for 3D applications across the design and graphics industry.

     Product development partners. In order to enable software developers to create and market their own software applications using the Version 5 architecture, we set up a CAA V5 program. This program was launched in July 2001 to provide independent software vendors with an open next-generation V5 platform and with comprehensive support to deliver best-in-class PLM applications to the market that are fully integrated and complementary to CATIA, ENOVIA and DELMIA V5. By using V5, these partners have a single development platform that ensures delivery of seamless, integrated software solutions composed of both our products and theirs.

     Our CAA V5 program has been very successful with more than 270 products based on CAA V5 introduced on the PLM market with V5R14 by 100 CAA V5 partners as of January 2005. We also hold an annual CAA V5 Developer Conference focused on expanding the network of companies using our CAA V5 PLM development platform. In 2004, over 440 participants from around the world attended our annual conference.

     During 2004 we entered into a long-term strategic partnership with Lattice Technology. The goal of this partnership is to create a significantly more open and efficient 3D XML solution enabling a pervasive and broad usage of 3D technology all across the supply chain. Through a single, lightweight format the exchange of 3D data among manufacturers and suppliers, partners and customers is facilitated.

     In China, we entered into a strategic alliance with CAXA, the leading domestic PLM vendor, to create and sell design packages developed in China based on our V5 PLM technology. These solutions are expected to be developed in a joint R&D center operated by CAXA in Beijing combining CAXA’s R&D expertise and technology with our 3D PLM solutions and V5 technology components. Through the strategic alliance, CAXA plans to develop and market in China CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from us.

     SolidWorks operates a two-tier development partnership program bringing together companies supplying products that are either compatible with or entirely integrated with SolidWorks. SolidWorks extensively tests the integration between products and over 250 compatible products are available in many areas, including machining, analysis, simulation and rapid prototyping.

     In 2004, 53 products from 41 SolidWorks’ partners had achieved Certified Gold status. Gold Products are software applications developed by partners, and tested and certified by SolidWorks to ensure high quality, integration and interoperability with SolidWorks software, thereby delivering a higher degree of productivity to our customers. These products are part of the more expansive SolidWorks Solution Partner program that includes over 600 companies worldwide.

     Automation and sales partners. In April 2004, we entered into a business partnership with Schneider Electric, a world leader in Power and Control, to sell DELMIA solutions and develop consulting and services for the Automation and Production Engineering (production process planning, production assembly processes and factory simulation) markets. In connection with this partnership, Schneider Electric formed Dextus, a new wholly-owned subsidiary, which plans to sell and provide services to both DELMIA PLM and DELMIA Automation.

     In November 2004, we entered into a strategic partnership with OMRON Corp., a leading manufacturer of control equipment for factory automation, through which OMRON plans to distribute DELMIA Automation as its new collaborative programming desktop for control engineers. In connection with this agreement, OMRON has become a DELMIA Business Partner and plans to integrate DELMIA Automation into its new generation of Control and Network Solutions using our CAA V5 platform.

     Consulting and service partners. Our ecosystem of industry alliances also includes a community of consulting firms and systems integrators, led by our integrated services organization, Dassault Systèmes Services. These Consulting and Services Partners are able to complete our own Services Offerings to customers to optimize their business processes as well as integrate global PLM solutions in line with best-of-class implementation practices. In addition to the key role played by IBM IGS, this network of consulting and services partners also includes AtosOrigin, CSC, Incat, Geometric Software Solutions, PCO Technologies, Tata Technologies, T-Systems, Cenit and Volvo IT. It is expanding as selected companies with recognized skills and expertise in delivering PLM and integration services are added to the ecosystem.

     Academic relationships. We have established a number of relationships with research centers, universities and schools throughout the world over the years. Some of these academic institutions include: AIP-PRIMECA, California Institute of Technology, Cambridge University, Georgia Tech, Hokkaido University, Hong Kong Polytechnic, JSS Noida, MIT, Polytechnico di Milano, Princeton, Purdue University, the University of Seoul, Tsinghua University and the University of Tokyo.

Sales and Marketing

     Overview. We largely market and sell our software solutions through indirect selling channels. With respect to most of our PLM solutions our primary partner is IBM, with whom we have had a strategic relationship since the inception of our company. IBM sells our product through a dedicated sales organization and a network of Business Partners. See “—IBM Channel—Marketing Structure” below.

     In the design-centric market, SolidWorks software is distributed through a network of approximately 300 value-added resellers and distributors worldwide. We support their activities through industry trade shows, seminars, online educational activities, advertisements and marketing materials.

     IBM Channel — Summary. Revenue generated through our agreements with IBM represented approximately 56%, 59% and 61% of our total revenue in 2004, 2003 and 2002, respectively. Under our marketing and distribution agreement, we license CATIA, ENOVIA and SMARTEAM products to IBM, which then sublicenses them to end-users. Since our inception in 1981, our CATIA products, since 1998 our ENOVIA products, and since the second half of 2001 our SMARTEAM products, have been marketed and distributed principally by IBM pursuant to a mutually non-exclusive agreement. See “Item 3D: Risk Factors—Risks Related to Our Business.”

     IBM pays us royalties, which approximate 50% of total CATIA, ENOVIA and SMARTEAM license fees invoiced by IBM. IBM may earn an incentive provided it reaches certain royalty growth targets. Specifically, under our current royalty agreement with IBM, our initial royalty rate is 50% of the license fees invoiced by IBM and moves down a sliding scale to 46.8% of the license fees invoiced by IBM if IBM meets its resources investment objectives as well as annual royalty growth objectives. IBM’s achievement of certain levels of staffing and Business Partners’ fees can lead to an incentive of up to 2% of end-user revenues, and the royalty growth achievement can lead to up to the remaining 1.2%.

     In addition, specifically for DELMIA products, IBM and we have agreed to team together through a cooperative licensing agreement to deliver digital manufacturing software applications to accounts where both IBM and we can bring value. This agreement enables IBM to sub-license DELMIA products to certain customers on a case-by-case basis, while ensuring that the DELMIA specialized sales force maintains the customer support lead.

     IBM Channel—Marketing Structure. Our marketing strategy with IBM is focused on addressing the needs of large companies and small- and medium-sized businesses (SMBs). IBM PLM is an IBM organization exclusively dedicated to the marketing and sales of our CATIA, ENOVIA and SMARTEAM products to large enterprises primarily.

     SMBs are primarily addressed through a network of IBM Business Partners devoted to market, on a non-exclusive basis, our CATIA, ENOVIA and SMARTEAM products. Since 2000, we provide additional support to this network of IBM Business Partners and contribute funds to an enhanced marketing budget in order to ensure more brand awareness for CATIA, ENOVIA and SMARTEAM and to enhance lead generation for the IBM Business Partners. In early 2004, IBM increased the fees paid to its Business Partners, which improved their business model.

     Commencing in 2004, we have become a Master Partner for IBM in France and Belgium, whereby we manage and provide marketing support to the French and Belgian network of IBM Business Partners. Our primary objectives as Master Partner are to increase the penetration of our PLM solutions among SMB companies and create a positive dynamic that IBM Business Partners will benefit from.

     To further address the opportunities for marketing and sales of our PLM solutions to SMBs, we have also become an IBM Business Partner in certain targeted geographies, to complement the work of IBM PLM and other IBM Business Partners. First, during 2004 we created a joint venture, RAND North America, Inc., which is currently 70% owned by us and 30% owned by RAND Worldwide. And in January 2005, we acquired RAND Worldwide’s subsidiaries in the United Kingdom, Sweden, Germany and Switzerland, as well as Rand Technologies C.I.S., Inc., which serves Russia.

     Direct Sales Channels. DELMIA products are marketed by a direct sales force, which is complemented primarily by resellers. To a small degree, in some geographic markets, and in addition to the IBM sales channel, SMARTEAM engages a direct sales force to market and sell its solutions.

     Indirect Sales Channels. SolidWorks products are marketed by a network of independent resellers specifically focused on the local markets in 100 countries around the world. DELMIA solutions are also sold by a network of Business Partners. To a small degree, in some geographic markets and in addition to the IBM sales channels, SMARTEAM products and solutions are also marketed and sold in part by resellers.

Competition

     Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in the Process-centric market include UGS and PTC. For our Design-centric products, our main competitors include Autodesk, Inc., PTC, and others. We also compete with several supply-chain management software providers, as well as other enterprise software vendors, including Agile Software Corporation, MatrixOne, Oracle, SAP and Siebel Corporation. In addition, numerous specialist software developers compete with us in niche applications.

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

     As the parent company for the Group, Dassault Systèmes SA defines the Group’s strategy and operating plans. The executive management team is located at the parent company’s principal office in Suresnes, France, which is also the headquarters for Dassault Systèmes. The parent company directs the following activities from its principal office: finance, investor relations, communications, legal, human resources, and information technology, as well as our global research and development strategies and management of our strategic partnership with IBM. The costs of providing centralized services are billed back at their actual costs to the respective subsidiaries using these services. The total amount charged back to subsidiaries was €1.5 million in 2004, €1.5 million in 2003 and €1.5 million in 2002. With respect to the assets of the Group, the assets largely rest with the respective subsidiaries using such assets for the development of software and services.

     The following table lists our principal operating subsidiaries and certain additional information.

	Proportion of
Subsidiary	Ownership Interest	Country of Organization
SolidWorks Corporation	98.5%	United States
Enovia Corp.	100%	United States
Delmia Corp.	100%	United States
SmarTeam Corporation Ltd.	100%	Israel
Spatial Corp.	100%	United States
Dassault Data Services	95%	France
Dassault Systèmes KK	100%	Japan

     While our parent company accounted for 56% of total revenue, SolidWorks Corporation (substantially represented by our Design-centric segment) was our only subsidiary that accounted for more than 10% of total revenue in 2004, reaching 20% of total revenue in 2004. The results and activity of our Design-centric segment are discussed further below in “Item 5: Operating and Financial Review and Prospects—Executive Overview, and —Results of Operations—Revenue and Operating Income by Segment—Design-centric.” For a list of our other principal direct and indirect subsidiaries, see Note R to our consolidated financial statements.

D. Property, Plant and Equipment.

     We partially own and partially lease our principal executive offices in Suresnes outside Paris, France. We lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, India, Israel, Japan, Canada and the United Kingdom. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

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

Item 5: Operating and Financial Review and Prospects

A. Operating Results.

     For the benefit of readers, we have included an executive overview at the outset of this section to facilitate an understanding of our financial results. In addition, you should read the detailed discussion that follows together with our consolidated financial statements and the related notes included in this annual report on Form 20-F.

Summary Financial Results for 2004

     The table below sets forth key figures from our statements of income.

	Year ended December 31,
	2004	2003	2002
	(in millions of euro, except per share data)
Revenue	€796.6	€754.8	€774.1
Gross profit	673.9	643.4	653.3
Operating income	229.8	212.7	203.0
Net income	156.4	135.4	126.4
Basic weighted average number of common shares outstanding	113.2	113.0	114.1
Diluted weighted average number of common shares outstanding	116.2	114.7	116.2
Basic net income per share	1.38	1.20	1.11
Diluted net income per share	1.35	1.18	1.09

Financial information excluding amortization of intangibles incurred in business combinations(1)

Operating income	231.2	218.6	214.1
Net income	157.6	140.4	136.0
Basic net income per share	1.39	1.24	1.19
Diluted net income per share	1.36	1.22	1.17

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €1.4 million in 2004 (€1.2 million after tax), €5.9 million in 2003 (€5.0 million after tax), and €11.1 million in 2002 (€9.6 million after tax) and consisted entirely of the amortization of acquired technology.

•	Total revenue increased 5.5% to €796.6 million and increased 9% in constant currencies in 2004.

•	Software revenue increased 3.9% to €670.9 million and increased 8% in constant currencies in 2004.

•	Service revenue increased 15.1% to €125.7 million in 2004 and increased 19% in constant currencies.

•	Process-centric revenue, accounting for 82% of our consolidated revenue, increased 3.4% to €650.7 million (excluding €1.5 million of inter-segment sales) and included PDM revenue, which increased 7.5% to €101.7 million. In constant currencies, Process-centric revenue increased 7% and PDM revenue increased 11% in 2004.

•	Design-centric revenue, accounting for 18% of our consolidated revenue, increased 16.1% to €145.9 million (excluding €0.2 million of inter-segment sales) and increased 21% in constant currencies in 2004.

•	Operating income increased 8.0% to €229.8 million, representing an operating margin of 28.8% in 2004, compared to €212.7 million, representing an operating margin of 28.2% in 2003.

•	Net income increased 15.5% to €156.4 million or diluted net income per share of €1.35 in 2004, compared to €135.4 million or €1.18 per diluted share in 2003.

•	Excluding amortization of intangibles incurred in business combinations (“acquisition costs”), our net income for the year ended December 31, 2004, totaled €157.6 million with diluted net income per share of €1.36, representing an increase of 11.5% on a per share basis.

We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding acquisition costs, as defined above, are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles. See “—Results of Operations—Breakdown of Revenues” and “—Consolidated Data.”

     See our discussion of non-GAAP financial measures in “Growth on a constant currency basis” and “Results of Operations.”

Executive Overview

     Market position. In U.S. dollars (used by industry consultants to measure market share), our revenues increased 16% in 2004, leading to an estimated market share gain of one percentage point to 23%, using an exchange rate of $1.24 to €1.00. We were ranked number one in PLM in 2003 with a market share of 22%. Over the last three years we have increased our estimated market share by six percentage points. (Our market share for 2003 has been restated to reflect the upward revision of the market size by industry analyst (Daratech), with no change to our ranking.)

     Customer base. In addition to increasing our market share, we also expanded our customer base. During 2004 we added approximately 11,500 new customers and our new licenses reached a record 62,600 CATIA and SolidWorks seats.

     Operating profitability. One of our key objectives in 2004 was to maintain a stable operating margin. This objective was achieved with our operating margin excluding acquisition costs equaling 29.0%, stable with 2003.

     Growth on a constant currency basis. We experienced a good level of improvement in our financial performance in 2004 compared to 2003, with revenue growing 6% and earnings per share increasing 11% excluding acquisition costs. However, due to continued significant currency movements in 2004 as in 2003, the underlying improvement in our level of activity was even greater than that visible by looking at our reported financial results. On a reported basis, total revenue increased 6% and on a constant currency basis, total revenue increased 9%. Moreover, software revenue increased 4% as reported and increased 8% on a constant currency basis. Similarly, our Design-centric business reported an increase in revenue of 16%, and on a constant currency basis, revenue growth was 21%, while our PDM business increased 11% on a constant currency basis. From a regional perspective, it is particularly helpful to compare growth on a constant currency basis. On a constant currency basis, the Americas revenue growth was 18% compared to 7% on a reported basis and for the Asian region, revenues increased year-over-year 8% on a constant currency basis compared to 5% as reported. We use constant currency revenue growth to evaluate our financial performance in comparison to prior periods and as a measure of expected growth in planning and in setting objectives for future periods. We believe this measure is an important indicator of our progress and outlook because it provides a better gauge of the level of change in business activity as it eliminates any changes arising solely from currency fluctuations. The U.S. dollar weakened 9% against the euro for 2004, with the U.S. dollar to euro average exchange rate of $1.24 per euro for 2004, compared to $1.13 per euro for 2003. The Japanese yen weakened by 3% versus the euro resulting in a Japanese yen (JPY) to euro exchange rate of JPY134 per euro for 2004 compared to JPY131 per euro for 2003. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Foreign currency exchange risk.”

     The decreases in the value of the U.S. dollar and Japanese yen in 2004 negatively impacted our operating profit and earnings per share. The total currency impact on operating profit excluding acquisition costs was €9.1 million or 4 percentage points of total operating profit excluding acquisition costs, with €6.8 million attributable to the U.S. dollar and €2.3 million arising from the Japanese yen. On a constant currency basis and excluding acquisition costs, operating profit increased 10% in 2004.

		Operating	Operating	Operating
	Revenue	expenses	income	margin
(in millions of euros, except %)
Information on a reported basis	796.6	566.8	229.8	28.8%
Growth	6%	5%	8%	0.6	pt
Amortization of intangibles incurred in business combinations	0.0	(1.4)	1.4	—

Excluding amortization of intangibles incurred in business combinations	796.6	565.4	231.2	29.0%
Growth excluding amortization of intangibles incurred in business combinations	6%	5%	6%	0	pt
USD impact USD/EUR from 1.13 to 1.24	25.3	18.5	6.8	—
JPY/Won impact JPY/EUR from 131 to 134	3.5	1.2	2.3	—

Total	28.8	19.7	9.1	—

Excluding amortization of intangibles incurred in business combinations and currency exchange impact	825.4	585.1	240.3	29.1%

Growth excluding amortization of intangibles incurred in business combinations and currency exchange impact	9%	9%	10%	0.1	pt

     Changes in the value of foreign currencies compared to the euro also had an impact on our short-term assets, as those held in foreign currencies are translated to euro at the end of period exchange rate. This impact is taken into account in “—Financial revenue and other—net.” In total, the weakening of our major foreign currencies resulted in a €0.08 reduction in earnings per share (EPS), excluding acquisition costs to €1.36 per diluted share. As a result, we reported a growth rate for earnings per share, excluding acquisition costs of 11% for 2004 rather than 18%.

	Year ended December 31, 2004
	Net Profit	EPS
(in millions of euros, except %)
Information on a reported basis	156.4	1.35
Growth	16%	14%
Amortization of intangibles incurred in business combinations	1.4	0.01
Tax on amortization of intangibles incurred in business combinations	(0.2)	(0.00)
Excluding amortization of intangibles incurred in business combinations	157.6	1.36
Growth excluding amortization of intangibles incurred in business combinations	12%	11%
Currency exchange impact on operating income	9.1	0.08
Currency exchange impact on operating financial revenue and other	4.8	0.04
Tax on currency exchange (Tax rate = 34.0%)	(4.7)	(0.04)
Total	9.2	0.08
Excluding amortization of intangibles incurred in business combinations and currency exchange impact	166.8	1.44
Growth excluding amortization of intangibles incurred in business combinations and currency exchange impact	19%	18%

     We estimate changes in revenues and expenses on a constant currency basis by applying 2003 average market exchange rates to our total 2004 revenues and expenses by currency. We have used the same methodology for the comparison of prior periods. For 2003, the average annual exchange rate for the U.S. dollar to euro was $1.13 to €1.00 and the average annual exchange rate for the Japanese yen to euro was JPY131 to €1.00. For 2002, the average annual exchange rate for the U.S. dollar to euro was $0.94 to €1.00 and the average annual exchange rate for the Japanese yen to euro was JPY118 to €1.00.

     Recurring Revenue. An important attribute of our financial model is our high percentage of recurring revenue. We have had, and continue to have, a high level of recurring licenses revenue. In 2004, recurring licenses revenue represented 51% of our total software revenue, which in turn represented 84% of total revenue.

     Financial Position. We continued to have a strong financial position, with cash and short-term investments totaling €552.8 million at December 31, 2004. During the year, we added on a net basis €113.1 million to cash and short-term investments. This figure is after cash dividends totaling €38.4 million in 2004.

     Economic and Other Business Indicators. A number of factors have an influence on our revenue growth rate, including economic factors. The overall economic environment has an impact on the level of activity of our businesses. As a software company, we also look at overall information technology spending. In addition, our customers are largely composed of manufacturing companies. We therefore find it useful to look at industrial investment spending trends. In Europe, which represented approximately 47% of our revenues in 2004, industrial spending has just begun to increase following two consecutive years of a downward trend, and this environment has clearly had an impact on our results in the European region. For example, in France, business investment spending increased by an estimated 2.9% in 2004 compared to 2003 where it declined by 1.7%. Following several years of very strong revenue growth in Asia, we are experiencing a more moderate level of growth. We believe this reflects the fact that in Japan, the largest contributor to our revenues in Asia, business investment spending while still strong is trending somewhat lower. Specifically, business investment spending growth in Japan moderated in 2004 to 6.7% compared to 8.7% in 2003 and is expected to moderate further in 2005. In the United States, our largest contributor to our Americas region, business investment spending increased dramatically in 2004 to an estimated growth rate of 10.3% from 3.3% in 2003.

     In 2004 industrial production increased 4.2% in the U.S., 5.6% in Japan, 2.1% in France and 2.5% in Germany. In comparison in 2003, industrial production increased 0.3% in the U.S., 3.2% in Japan, and 0.2% in Germany, while decreasing 0.8% in France. Overall growth in the economy in 2004 as measured by GDP was 4.4% in the U.S., 2.9% in Japan, 2.1% in France and 1.7% in Germany. In comparison, in 2003 GDP was 3.1% in the U.S. and 2.3% in Japan, while France grew only 0.1% and Germany decreased 0.1%.

Financial Overview

Revenue

     Our total revenue is comprised of software revenue and service and other revenue. Software revenue includes new licenses revenue as well as recurring licenses and product development revenue. Our primary source of revenue is our software revenue, which accounted for 84%, 86% and 87% of our total revenue in 2004, 2003 and 2002, respectively. Our software solutions are marketed and distributed principally by IBM, as well as through a network of other distribution partners and a direct sales force for certain products. We generate service revenue through the consulting, training and technical assistance we provide to our customers. Revenue generated through our marketing and distribution agreement with IBM represented approximately 56% of our total revenue in 2004 compared with 59% in 2003 and 61% in 2002. See “Item 4B: Business Overview––Sales and Marketing” and “Item 5A: Operating Results—Results of Operations––Breakdown of Revenues.” The royalties we receive from IBM for their distribution of CATIA, ENOVIA, SMARTEAM and DELMIA products include both up-front license fees and royalties related to periodic fees corresponding to either rental arrangements or maintenance.

     We also sell our CATIA, ENOVIA, SMARTEAM and DELMIA products either directly or through other partners. They are mainly licensed under one of two payment structures: (i) “rental” licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) “primary fee” licenses, for which the customer pays an initial fee. Customers who pay a primary fee subsequently pay periodic fees (generally annual). For both forms of license, periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. For a breakdown of revenue between initial fees and periodic fees, see Note C to our consolidated financial statements.

     Software licenses offered by SolidWorks require the payment of a one-time fee. Access to upgrades and maintenance require payment of an annual subscription fee.

     For software components sold by Spatial, we receive license and maintenance fees as well as royalties on revenue derived from the sale of software products including embedded Spatial components.

     Recurring licenses revenue represented 51%, 51% and 48% of total software revenue in 2004, 2003 and 2002, respectively. Recurring licenses revenue is comprised of rental fees (mainly to large customers) and maintenance fees.

     Our product development revenue relates to the development of additional functionalities of standard products requested by customers.

     We generate service revenue mainly from consulting services in methodology and engineering services. In addition, we generate service revenue from sales activities as an IBM partner in France, Belgium and Switzerland, where we act (through one of our French divisions and through our Swiss subsidiary) as IBM’s Business Partner for the sale of CATIA, ENOVIA and SMARTEAM licenses and in North America through our RAND North America, Inc. joint venture. We record the commissions we receive from IBM for this activity as service revenue. In addition we receive fees when we act as Master Partner for IBM. In our commercial partner activity, we also resell computer hardware, but in this case we record only the gross margin from the sales as service revenue.

Expenses

     Research and development expenses represented 28%, 29% and 29% of total revenue in 2004, 2003 and 2002, respectively. Research and development expenses primarily include personnel costs for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.

     Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.

     Marketing and sales expenses represented 22%, 22% and 22% of total revenue in 2004, 2003 and 2002, respectively. Marketing and sales expenses are derived principally from our marketing activities in support of IBM and the SolidWorks, DELMIA, SMARTEAM and Spatial direct and indirect sales channels. We also incur marketing and sales expenses from our activities as an IBM Business Partner in France, Belgium, Switzerland, and in North America through our RAND North America, Inc. subsidiary. Marketing and sales expenses primarily consist of personnel costs, travel expenses and marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions.

     Amortization of intangibles incurred in business combinations includes expenses for research and development projects related to the acquired company that have not reached the technical feasibility stage or are considered to have no future value. Amortization of intangibles incurred in business combinations also includes amortization of goodwill (prior to fiscal year 2002) and amortization of technology acquired in connection with business combinations.

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

Revenue recognition

     We recognize revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB-104”) and other authoritative guidance. Although we believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB-104, the accounting profession continues to discuss various provisions of these guidelines with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to changes in our revenue recognition policies. Our operating results and financial position may be impacted by changes in these policies. See Note A to our consolidated financial statements and “Item 3D: Risk Factors—The regulatory environment has become increasingly complex and is subject to change. Changes in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations. Implementation of regulatory requirements is costly and may have a negative adverse effect on our cost of operations or our stock price.”

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

Taxes

     We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

     In addition, we operate within multiple tax jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. The accounting for income taxes encompasses the use of judgments and estimates. Actual results and amounts could differ from those used in accounting for income taxes. Such differences could have a material impact on our future operating results.

Investments

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

Goodwill and other intangible assets

     We account for goodwill and other intangible assets in accordance with SFAS 142, which requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit, and consequently our results of operations.

Recently Issued Accounting Standards

     In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-based Compensation (“Statement 123(R)”). Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     Statement 123(R) must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company expects to adopt Statement 123(R) on January 1, 2006.

     The Company plans to adopt Statement 123(R) using the modified prospective method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

     As permitted by Statement 123, the Company currently accounts for share-based payments to employees using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note A to our consolidated financial statements.

Results of Operations

     The table below sets forth the contribution of the Process-centric and Design-centric segments to our revenue, gross profit, operating income and net income (see Notes A and Q to our consolidated financial statements).

	Year ended December 31,
	2004		2003		2002
	(in millions of euro, except percentages)
Revenue
Process-centric	€652.1	81.9%	€630.5	83.5%	€649.4	83.9%
Design-centric	146.2	18.3%	126.1	16.7%	126.9	16.4%
Elimination	(1.7)	(0.2%)	(1.8)	(0.2%)	(2.2)	(0.3%)

Total	796.6	100.0%	754.8	100.0%	774.1	100.0%

Gross profit
Process-centric	541.9	80.4%	530.3	82.4%	541.6	82.9%
Design-centric	133.4	19.8%	114.4	17.8%	113.3	17.3%
Elimination	(1.4)	(0.2%)	(1.3)	(0.2%)	(1.7)	(0.2%)

Total	673.9	100.0%	643.4	100.0%	653.3	100.0%

Operating income
Process-centric	182.7	79.5%	175.4	82.5%	170.9	84.2%
Design-centric	47.1	20.5%	37.3	17.5%	32.1	15.8%

Total	229.8	100.0%	212.7	100.0%	203.0	100.0%

Net income
Process-centric	122.8	77.7%	111.2	82.1%	104.2	82.4%
Design-centric	33.6	22.3%	24.2	17.9%	22.2	17.6%

Total	156.4	100.0%	135.4	100.0%	126.4	100.0%

Financial information excluding amortization of intangibles incurred in business combinations(1)

Operating income
Process-centric	183.8	79.5%	181.0	82.8%	181.8	84.9%
Design-centric	47.4	20.5%	37.6	17.2%	32.3	15.1%

Total	231.2	100.0%	218.6	100.0%	214.1	100.0%

Net income
Process-centric	123.8	77.7%	116.1	82.7%	113.6	83.5%
Design-centric	33.8	22.3%	24.3	17.3%	22.4	16.5%

Total	157.6	100.0%	140.4	100.0%	136.0	100.0%

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €1.4 million in 2004 (€1.2 million after tax), €5.9 million in 2003 (€5.0 million after tax), and €11.1 million in 2002 (€9.6 million after tax) and consisted entirely of the amortization of acquired technology.

     The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

Breakdown of Revenue

	Year ended December 31,
	2004	2003	2002
	(in millions of euro)
Revenue by activity
Software revenue	€670.9	€645.6	€669.9
Service and other revenue	125.7	109.2	104.2

Total	796.6	754.8	774.1

	Year ended December 31,
	2004	2003	2002
	(in millions of euro)
Revenue by geographic region(1)
Europe(2)	€371.0	€353.8	€374.5
North and South America(3)	230.9	215.4	224.0
Asia Pacific(3)	194.7	185.6	175.6

Total	796.6	754.8	774.1

(1)	In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer, and (ii) by the geographic location of our business unit which records the transaction. See Note Q to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while service and other revenue is classified by the location where the activity is performed.

(2)	Germany and France account for most of our sales in Europe. See Note Q to our consolidated financial statements.

(3)	Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia Pacific region comes from Japan.

     The tables below present certain financial data taken from our consolidated financial statements expressed as a percentage of our total revenue. Our revenue and the percentage of the various expense or other revenue items of total revenue may not be comparable with those of our competitors due to the distribution of our products by IBM.

Consolidated Data

	Year ended December 31,
	2004	2003	2002
	(as a % of total revenue)
Total Revenue
Software revenue	84.2%	85.5%	86.5%
Service and other revenue	15.8	14.5	13.5

Total revenue	100.0	100.0	100.0
Cost of revenue:
Software	(2.7)	(2.9)	(3.2)
Service and other	(12.7)	(11.9)	(12.4)

Total cost of revenue	(15.4)	(14.8)	(15.6)

Gross profit	84.6	85.2	84.4
Research, selling and administrative expenses:
Research and development	(27.9)	(28.6)	(28.7)
Marketing and sales	(21.8)	(21.5)	(21.9)
General and administrative	(5.9)	(6.2)	(6.2)
Amortization of acquired technology	(0.2)	(0.8)	(1.4)

Total research, selling and administrative expenses	(55.8)	(57.1)	(58.2)

Operating income	28.8	28.2	26.2
Equity in net income of unconsolidated affiliates — joint ventures	0.0	0.1	0.0
Financial revenue and other — net	0.9	(0.1)	0.4

Income before income taxes	29.8	28.1	26.6
Income tax expense	(10.2)	(10.2)	(10.3)

Net income	19.6	17.9	16.3

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	29.0	29.0	27.7
Net income	19.8	18.6	17.6

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (“acquisition costs”) totaled €1.4 million in 2004 (€1.2 million after tax) compared with €5.9 million in 2003 (€5.0 million after tax) and €11.1 million in 2002 (€9.6 million after tax) and consisted entirely of the amortization of acquired technology.

Process-centric Consolidated Data

	Year ended December 31,
	2004	2003	2002
	(as a % of Process-centric revenue)
Revenue:
Software revenue	80.5%	82.5%	83.7%
Service and other revenue	19.5	17.5	16.3

Total Process-centric revenue	100.0	100.0	100.0
Cost of revenue:
Software	(1.4)	(1.6)	(1.7)
Service and other	(15.5)	(14.2)	(14.8)

Total cost of revenue	(16.9)	(15.9)	(16.6)

Gross profit	83.1	84.1	83.4
Research, selling and administrative expenses:
Research and development	(30.3)	(30.6)	(29.9)
Marketing and sales	(18.2)	(18.2)	(18.8)
General and administrative	(6.4)	(6.7)	(6.7)
Amortization of acquired technology	(0.2)	(0.9)	(1.7)

Total research, selling and administrative expenses	(55.1)	(56.3)	(57.1)

Operating income	28.0	27.8	26.3
Equity in net income of unconsolidated affiliates — joint ventures	0.1	0.1	0.0
Financial revenue and other — net	0.1	0.0	0.2

Income before income taxes	28.2	27.9	26.5
Income tax expense	(9.6)	(10.3)	(10.5)

Net income	18.6	17.6	16.0

Financial information excluding amortization of intangibles incurred in business combinations:(1)

Operating income	28.2	28.7	28.0
Net income	18.8	18.4	17.5

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles.

Design-centric Consolidated Data

	Year ended December 31,
	2004	2003	2002
	(as a % of Design-centric revenue)
Revenue:
Software revenue	99.9%	99.8%	99.7%
Service and other revenue	0.1	0.2	0.3

Total Design-centric revenue	100.0	100.0	100.0
Cost of revenue:
Software	(8.8)	(9.3)	(10.7)
Service and other	0.0	0.0	0.0

Total cost of revenue	(8.8)	(9.3)	(10.7)

Gross profit	91.2	90.7	89.3
Research, selling and administrative expenses:
Research and development	(17.0)	(18.5)	(21.5)
Marketing and sales	(37.8)	(38.2)	(38.0)
General and administrative	(4.0)	(4.2)	(4.4)
Amortization of acquired technology	(0.2)	(0.2)	(0.1)

Total research, selling and administrative expenses	(59.0)	(61.1)	(64.0)

Operating income	32.2	29.6	25.3
Equity in net income of unconsolidated affiliates — joint ventures	0.0	0.0	0.0
Financial revenue and other — net	4.1	(0.8)	1.4

Income before income taxes	36.3	28.7	26.7
Income tax expense	(12.4)	(9.6)	(9.2)

Net income	23.9	19.2	17.5

Financial information excluding amortization of intangibles incurred in business combinations:(1)

Operating income	32.4	29.8	25.5
Net income	24.0	19.3	17.6

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles.

2004 versus 2003

Consolidated Information

Total revenue

     Total revenue increased 5.5% as reported to €796.6 million in 2004, compared to €754.8 million in 2003 and increased 9% on a constant currency basis, primarily reflecting strong growth in our Design-centric segment and PDM portion of our Process-centric segment which grew 21% and 11%, respectively, in constant currencies.

     Total revenue was comprised of software revenue of €670.9 million, representing 84% of total revenue, and service revenue of €125.7 million, representing 16% of total revenue. Process-centric revenue totaled €650.7 million or 82% of total revenue and included PDM revenue of €101.7 million. Design-centric revenue totaled €145.9 million or 18% of total revenue in 2004, compared to €125.7 million or 17% of total revenue in 2003.

     Total revenue by geographic region. As a percentage of 2004 total revenue, Europe represented 47%, the Americas accounted for 29% and Asia represented 24%. As a percentage of 2003 total revenue, Europe represented 46%, the Americas accounted for 29% and Asia represented 25%.

     Revenue performance improved in Europe during 2004 with total revenue increasing 4.8% year-over-year, compared to a decrease of 5.5% in 2003 in comparison to 2002. The environment in Europe was generally stable throughout 2004. Revenue growth in Europe primarily reflected growth in service and other revenue of 22%, with software revenue increasing 1% in 2004.

     The Americas reported the strongest growth of our three geographic regions in 2004. For the full year revenue in the Americas increased 7% and 18% in constant currencies on year-over-year growth in software and services. Both our Process-centric and Design-centric business segments contributed to the strong performance of the Americas in 2004.

     In the Asia/Pacific region revenue increased 4.9% and 8% in constant currencies in 2004, largely reflecting year-over-year growth in our Design-centric business.

     Software revenue. Software revenue (which includes new license, recurring license and product development) increased 3.9% to €670.9 million in 2004, compared to €645.6 million in 2003. On a constant currency basis, software revenue increased 8% in 2004 largely reflecting year-over-year growth in our Design-centric segment and in our PDM portion of the Process-centric segment.

     Recurring licenses revenue. Recurring licenses revenue totaled €343.2 million in 2004, compared to €332.0 million in 2003, representing an increase of 3.4%. The growth in recurring licenses revenue reflected the increases in the installed workstation base of the Process-centric segment and maintenance fees in the Design-centric segment. Recurring licenses revenue represented 51% of total software revenue in 2004, compared to 51% in 2003.

     Seat licensing and pricing. In 2004 CATIA and SolidWorks seats licensed increased 9% to 62,577. CATIA seats licensed in 2004 increased 2% to 32,695 compared to 32,163 CATIA seats licensed in 2003. SolidWorks seats licensed in 2004 increased 18% to 29,882, compared to 25,361 in 2003.

     CATIA Version 5 seats represented 86% of total CATIA seats licensed in 2004, compared to 74% in 2003. The average CATIA Version 5 end-user price per seat decreased 3%, but increased 1% in constant currencies in 2004.

     The average SolidWorks end-user price per seat in U.S. dollars increased 10% in 2004. This increase reflected the favorable impact of both geographic and product mix changes. SolidWorks Office and Office Professional represented approximately 50% of total seats licensed in 2004.

     Service revenue. Service revenue increased 15.1% to €125.7 million in 2004, compared to €109.2 million in 2003 and increased 19% in constant currencies. We experienced an increase in PLM consulting projects. In addition, we received fees acting as an IBM Business Partner through our North American subsidiary and as an IBM Master Partner in France and Belgium.

     Gross Profit. Gross profit increased 4.7% to €673.9 million in 2004, compared to €643.4 million in 2003. The gross profit margin for software in 2004 was similar to 2003, at 96.8% in 2004, compared to 96.6% in 2003. The gross profit margin for services increased 1.8 percentage points to 19.6% in 2004, compared to 17.8% in 2003, reflecting a more favorable mix of consulting projects.

Operating expenses

     Summary. Operating expenses increased 4.2% in 2004, reflecting higher investments to grow our small and medium-size business market (SMB) channel in both our Process-centric and Design-centric business segments and continued investments in research and development. In 2004, operating expenses were comprised of (i) research and development costs of €221.9 million, (ii) marketing and sales costs of €173.7 million and (iii) general and administrative expenses of €47.1 million. Operating expenses totaled €442.7 million in 2004, compared to €424.8 million in 2003. Total expenses, including cost of revenue of €122.7 million and operating expenses of €442.7 million, amounted to €565.4 million in 2004. In constant currencies, total expenses increased 9.1%, with average headcount growth of 5.9% for 2004. The composition of operating expenses by currency in 2004 was approximately as follows: 71% in euro, 23% in U.S. dollars and 6% in Japanese yen.

     Research and development expenses. Research and development expenses increased 2.9% to €221.9 million in 2004, compared to €215.6 million in 2003. Average headcount increased 6.7% in R&D during 2004 compared to 2003. As of December 31, 2004, the total headcount in research and development was 2,171 employees, representing 48.7% of total employees, compared to 49.5% at December 31, 2003. Research and development expenses represented 27.9% of total revenue in 2004, compared to 28.6% in 2003. See the discussion under “Item 5C: Research and Development, Patents and Licenses—Research and Development” below.

     Marketing and sales expenses. Marketing and sales expenses increased 7.0% to €173.7 million in 2004, compared to €162.4 million in 2003. Marketing and sales average headcount growth was 5.3% in 2004, up from 1.8% in 2003, as we focused on increasing our resources addressing the SMB market, in particular in the Americas with our new RAND North America, Inc. joint venture. At December 31, 2004, the total headcount in marketing and sales was 1,954 employees, representing 43.9% of total employees, compared to 43.1% at December 31, 2003. Marketing and sales expenses represented 21.8% of total revenue in 2004, compared to 21.5% in 2003.

     General and administrative expenses. General and administrative expenses increased less than 1% in 2004 to €47.1 million, compared to €46.8 million in 2003. In 2004, our average headcount increased 4.3%, with most of the increase occurring in the second half of the year. General and administrative expenses represented 5.9% of total revenue in 2004, compared to 6.2% in 2003.

     Amortization of intangibles incurred in business combinations (“acquisition costs”). Acquisition costs decreased 76.3% to €1.4 million in 2004, compared to €5.9 million in 2003 and reflected the completion of the amortization of acquisition costs related to several acquisitions.

Operating income and operating margin

     Operating income was €229.8 million in 2004, compared to €212.7 million in 2003. Operating income excluding acquisition costs increased 5.8% to €231.2 million in 2004 or 29.0% of total revenue, compared to €218.6 million or 29.0% in 2003. The increase in the operating income excluding acquisition costs reflected growth in total revenue. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Financial revenue and other, net

     Financial revenue and other, including equity in net income of unconsolidated affiliates, totaled €7.5 million in 2004, compared to €(0.4) million in 2003. The significant growth in financial revenue and other in 2004 primarily reflected higher financial income and lower exchange losses on accounts receivables in comparison to 2003. Specifically, financial revenue and other in 2004 was comprised of net financial revenue of €11.3 million, exchange losses on accounts receivables of €(4.8) million and other income of €1.0 million. Our average balance of cash and short-term investments increased in 2004. At December 31, 2004, cash and short-term investments totaled €552.8 million, compared to €439.7 million at December 31, 2003. See Note D to our consolidated financial statements.

Income tax expense

     Income tax expense totaled €80.9 million in 2004, compared to €76.9 million in 2003. The effective tax rate was 34.1% in 2004, compared to 36.2% in 2003. The decrease in the effective tax rate between 2004 and 2003 primarily reflected the benefits of certain tax credits in France. See Note E to our consolidated financial statements.

Net income

     Net income was €156.4 million in 2004, compared to €135.4 million in 2003. Excluding acquisition costs, net income increased 12.3% to €157.6 million in 2004, compared to €140.4 million in 2003, reflecting growth in operating income and financial revenue and other, net, as well as a decrease in the effective tax rate.

Earnings per share

     Diluted net income per share increased 14.4% to €1.35 in 2004, compared to €1.18 per share in 2003. Excluding acquisition costs, diluted net income per share increased 11.5% to €1.36 in 2004, compared to €1.22 per share in 2003.

Revenue and Operating Income by Segment

Process-centric

     Summary. Overall, financial results for the Process-centric segment improved in 2004 compared to 2003, reflecting growth in revenue, operating income and net income. In 2004, Process-centric revenue increased 3.4% and 7% on a constant currency basis. Operating income increased 4.1% and net income increased 10.3% in 2004 compared to 2003. CATIA licenses increased 2% to 32,695. CATIA V5 pricing decreased 3%, but increased 1% on a constant currency basis in 2004.

     Revenue. Revenue for the Process-centric segment, including PDM revenue, totaled €652.1 million in 2004 (including €1.5 million of inter-segment sales) compared with €630.5 million in 2003 (including €1.5 million of inter-segment sales). Process-centric revenue increased 3.4% and 7% on a constant currency basis. PDM revenue on a stand-alone basis increased 7.5% to €101.7 million in 2004, compared to €94.6 million in 2003 and on a constant currency basis, PDM revenue increased 11%.

     Nearly all our service revenue was generated by the Process-centric segment (excluding inter-segment sales) in 2004 and 2003. See “—2004 versus 2003—Consolidated Information—Service Revenue” above.

     Operating income. Operating income from the Process-centric segment increased 4.2% to €182.7 million in 2004, compared with €175.4 million in 2003. Operating income, excluding acquisition costs, increased 1.5% to €183.8 million in 2004, compared with €181.0 million in 2003. Operating income, excluding acquisition costs, represented 28.2% of revenue for this segment in 2004, compared to 28.7% in 2003. The decrease in the operating margin primarily reflected higher investments in sales and marketing to grow our SMB channel.

Design-centric

     Summary. Our Design-centric segment showed strong year-over-year growth in revenue, operating income and net income. In U.S. dollars, the functional reporting currency for our Design-centric business, revenue grew 28% in 2004, compared to 2003. In addition, new licenses increased 18% to a record 29,882 seats and the average price per seat in U.S. dollars increased approximately 10%. All geographic regions contributed to the strong financial performance of our Design-centric segment in 2004.

     Revenue. Revenue in the Design-centric segment increased 15.9% to €146.2 million in 2004 (including €0.2 million of inter-segment sales), compared with €126.1 million in 2003 (including €0.4 million of inter-segment sales). On a constant currency basis, revenue increased 21% in 2004. Software revenue represented 100% of total Design-centric revenue (after inter-segment eliminations) in 2004 and 2003.

     Operating income. Both operating income and operating margin increased significantly in 2004, reflecting the strong growth in revenue and operating leverage achieved by our Design-centric segment. Operating income for the Design-centric segment increased 26.3% to €47.1 million in 2004, up from €37.3 million in 2003. Operating income, excluding acquisition costs, increased 26.1% to €47.4 million in 2004, compared with €37.6 million in 2003. Operating income, excluding acquisition costs, represented 32.4% of total segment revenue in 2004, compared with 29.8% in 2003.

2003 versus 2002

Consolidated Information

Total revenue

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

     Software revenue. Software revenue totaled €645.6 million in 2003, compared to €669.9 million in 2002, representing a decrease of 3.6%. On a constant currency basis, software revenue increased 4% in 2003 primarily reflecting year-over-year growth in our Design-centric segment and in our PDM portion of the Process-centric segment.

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

Operating expenses

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

     Research and development expenses. Research and development expenses totaled €215.6 million in 2003, compared to €221.6 million in 2002, representing a 2.7% decrease. The additional costs resulting from the 5.4% increase in average headcount were more than offset by the decrease in research and development expenses as a result of the weakening of the U.S. dollar in 2003. On December 31, 2003, the total headcount in research and development was 2,025 employees, representing 49.5% of total employees, compared to 48.1% at December 31, 2002. Research and development expenses represented 28.6% of total revenue in 2003, similar to 2002. See the discussion under “Item 5C: Research and Development, Patents and Licenses—Research and Development” below.

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

Operating income and operating margin

     Operating income was €212.7 million in 2003, compared to €203.0 million in 2002. Operating income excluding acquisition costs increased to €218.6 million in 2003 or 29.0% of total revenue, compared to €214.1 million or 27.7% in 2002. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Financial revenue and other, net

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

Income tax expense

     Income tax expense totaled €76.9 million in 2003, compared to €79.4 million in 2002. The effective tax rate in 2003 was 36.2%, compared to 38.6% in 2002. The decrease in the effective tax rate between 2003 and 2002 was largely attributable to reduced losses of our SmarTeam subsidiary, which benefits from certain tax exemptions. See Note E to our consolidated financial statements.

Net income

     Net income was €135.4 million in 2003, compared to €126.4 million in 2002. Excluding acquisition costs, net income increased 3.3% to €140.4 million in 2003, compared to €136.0 million in 2002.

Earnings per share

     Diluted net income per share was €1.18 in 2003, compared to €1.09 per share in 2002. Excluding acquisition costs, diluted net income per share increased 4.3% to €1.22 in 2003, compared to €1.17 per share in 2002 and reflected €0.13 per diluted share negative impact from currency fluctuations.

Revenue and Operating Income by Segment

Process-centric

     Summary. Overall, revenue results for the Process-centric segment reflected in large measure the slowdown persisting in Europe throughout 2003. Our PDM business performed well, with revenue increasing 14.4%, and 21% on a constant currency basis for 2003. While total CATIA licenses declined in 2003, we saw positive year-over-year growth trends in both the third and fourth quarter of the year. In addition, CATIA Version 5 sales increased and pricing was generally stable on a constant currency basis.

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

     Nearly all service revenue was generated by the Process-centric segment (excluding inter-segment sales) in 2003 and 2002. See “—2003 versus 2002—Consolidated Information—Service Revenue” above.

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

Design-centric

     Summary. Excluding the impact of currency fluctuations, we believe our Design-centric segment showed strong year-over-year improvement in both revenue and operating income. In U.S. dollars, the functional reporting currency for our Design-centric business, revenue grew 19% in 2003, compared to 2002. This improvement reflected revenue growth in all three geographic regions. In addition, both unit growth and pricing trends were positive in 2003, with the number of units sold increasing 7% and the average end-user price per seat rising 7% in U.S. dollars. Notwithstanding this strong performance, the decline in the value of the U.S. dollar in 2003 compared to 2002 more than offset the underlying revenue growth.

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

Analysis of Quarterly Results

     The tables below present certain financial information for 2004 and 2003. This information comes from our unaudited quarterly consolidated financial statements, which are prepared according to generally accepted accounting principles in the United States and on a comparable basis with our annual audited consolidated financial statements. In the opinion of management, the quarterly financial information includes only the normal adjustments recurring and necessary for a fair presentation of the information. Operating income for any given quarter is not necessarily representative of results for any future period and should not be used as an indication of future results.

Unaudited Quarterly Data

	2004				2003
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(in millions of euro or shares, except for amounts
	per share which are expressed in euro)
Revenue:
Software revenue	206.4	156.7	158.9	148.9	196.5	152.2	151.8	145.1
Service and other revenue	33.5	31.3	33.6	27.3	31.3	24.1	29.5	24.3

Total revenue	239.9	188.0	192.5	176.2	227.8	176.3	181.3	169.4
Cost of revenue:
Software	(6.7)	(5.2)	(5.0)	(4.8)	(5.2)	(5.1)	(5.6)	(5.8)
Service and other	(25.1)	(25.3)	(25.9)	(24.7)	(23.8)	(19.4)	(24.6)	(21.9)

Total cost of revenue	(31.8)	(30.5)	(30.9)	(29.5)	(29.0)	(24.5)	(30.2)	(27.7)

Gross profit	208.1	157.5	161.6	146.7	198.8	151.8	151.1	141.7
Research, selling and administrative expenses:
Research and development	(59.3)	(55.1)	(53.4)	(54.1)	(55.8)	(53.6)	(52.6)	(53.6)
Marketing and sales	(47.9)	(44.8)	(43.2)	(37.8)	(41.3)	(41.4)	(40.1)	(39.6)
General and administrative	(12.5)	(11.3)	(12.0)	(11.3)	(10.9)	(12.8)	(11.4)	(11.7)
Amortization of acquired technology	(0.1)	(0.2)	(0.5)	(0.6)	(1.0)	(1.4)	(1.4)	(2.1)

Total research, selling and administrative expenses	(119.8)	(111.4)	(109.1)	(103.8)	(109.0)	(109.2)	(105.5)	(107.0)

Operating income	88.3	46.1	52.5	42.9	89.8	42.6	45.6	34.7
Financial revenue and other — net	0.6	2.7	2.8	1.4	(3.0)	1.0	(0.4)	2.0

Income before income taxes	88.9	48.8	55.3	44.3	86.8	43.6	45.2	36.7
Income tax expense	(28.8)	(16.5)	(19.5)	(16.1)	(29.0)	(16.5)	(17.0)	(14.4)

Net income	60.1	32.3	35.8	28.2	57.8	27.1	28.2	22.3

Basic income per share	0.53	0.29	0.32	0.25	0.51	0.24	0.25	0.20
Diluted net income per share	0.51	0.28	0.31	0.24	0.50	0.24	0.25	0.20
Weighted average number of shares outstanding	113.4	113.2	113.2	113.1	113.0	112.9	112.8	113.5
Diluted weighted average number of shares outstanding	116.8	116.2	116.1	115.8	116.0	114.8	114.1	114.0

Financial information excluding amortization of intangibles incurred in business combinations:(1)

Operating income	88.4	46.3	53.0	43.5	90.8	44.0	47.0	36.8
Net income	60.2	32.3	36.5	28.6	58.7	28.2	29.3	24.2
Diluted net income per share	0.52	0.28	0.31	0.25	0.51	0.25	0.26	0.21

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles.

Unaudited Quarterly Data

	2004				2003
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(as a percentage of total revenue)
Revenue:
Software revenue	86.0	83.4	82.5	84.5	86.3	86.3	83.7	85.7
Service and other revenue	14.0	16.6	17.5	15.5	13.7	13.7	16.3	14.3

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Software	(2.8)	(2.8)	(2.6)	(2.7)	(2.3)	(2.9)	(3.1)	(3.5)
Service and other	(10.5)	(13.5)	(13.5)	(14.0)	(10.4)	(11.0)	(13.5)	(12.9)

Total cost of revenue	(13.3)	(16.2)	(16.1)	(16.7)	(12.7)	(13.9)	(16.6)	(16.4)

Gross profit	86.7	83.8	83.9	83.3	87.3	86.1	83.4	83.6

Research, selling and administrative expenses:
Research and development	(24.7)	(29.3)	(27.7)	(30.7)	(24.5)	(30.4)	(29.0)	(31.7)
Marketing and sales	(20.0)	(23.8)	(22.4)	(21.5)	(18.1)	(23.5)	(22.1)	(23.4)
General and administrative	(5.2)	(6.0)	(6.2)	(6.4)	(4.7)	(7.3)	(6.4)	(6.8)
Amortization of acquired technology	(0.0)	(0.1)	(0.3)	(0.3)	(0.5)	(0.7)	(0.8)	(1.2)

Total research, selling and administrative expenses	(49.9)	(59.3)	(56.7)	(58.9)	(47.8)	(61.9)	(58.3)	(63.1)

Operating income	36.8	24.5	27.3	24.3	39.5	24.2	25.1	20.5
Financial revenue and other — net	0.3	1.4	1.5	0.1	(1.3)	0.5	(0.2)	1.2

Income before income taxes	37.1	26.0	28.7	25.1	38.2	24.7	24.9	21.7
Income tax expense	(12.0)	(8.8)	(10.1)	(9.1)	(12.8)	(9.3)	(9.4)	(8.5)

Net income	25.1	17.2	18.6	16.0	25.4	15.4	15.5	13.2

Financial information excluding amortization of intangibles incurred in business combinations:(1)
Operating income	36.8	24.6	27.5	24.7	40.0	24.9	25.9	21.7
Net income	25.1	17.2	19.0	16.2	25.8	16.0	16.2	14.2

(1)	We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to amounts reported under U.S. generally accepted accounting principles.

     As is typical in the Product Lifecycle Management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

     For example, revenue for the fourth, third, second and first quarters of 2004 represented, respectively 30.1%, 23.6%, 24.2% and 22.1% of our total revenue for 2004 compared with our revenue for the fourth, third, second and first quarters of 2003 which represented, respectively, 30.2%, 23.4%, 24.0% and 22.4% of our total revenue for 2003.

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

B. Liquidity and Capital Resources

     Since 1994, our principal source of liquidity has been cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and the financing of business acquisitions.

     The table below presents the change in working capital as reflected in our consolidated statements of cash flows.

	Year ended December 31,
	2004	2003	2002
Changes in current assets and liabilities	(in millions of euro)
(Increase) decrease in trade accounts receivable	(21.9)	(5.1)	(29.2)
(Increase) decrease in other current assets	(9.3)	2.2	10.9
Increase (decrease) in accounts payable and accrued expenses	20.5	12.4	(2.8)
Increase (decrease) in income taxes payable	4.0	6.1	(20.0)
Increase (decrease) in sales incentive payable	5.4	0.6	2.8
Increase in unearned revenue	34.6	4.4	19.9
Increase (decrease) in other current liabilities	(6.0)	7.9	(3.0)

Change in working capital	27.3	28.5	(21.4)

     Customers’ days of sales outstanding as of December 31, 2004 were 89 days, compared to 90 days as of December 31, 2003.

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

     Cash and short-term investments totaled €552.8 million as of December 31, 2004, compared with €439.7 million and €388.4 million as of December 31, 2003, and December 31, 2002, respectively. The 2004 increase primarily reflected net cash provided by operating activities. During 2004, net cash provided by operating activities amounted to €208.9 million compared with €177.4 million during 2003. Cash flows used in investing activities amounted to €26 million, reflecting primarily additions to computer equipment, leasehold improvements, and software assets. Net cash used in financing activities totaled €45.4 million in 2004, primarily comprised of cash dividends of €38.4 million and repurchase of minority interests of SolidWorks for €14.4 million in connection with stock option plans. Exchange rates had a negative effect of €16.0 million on our December 31, 2004 cash balance.

     We have no significant capital expenditure requirements, no financial indebtedness other than financial leases relating to our offices, and no lines of credit. Management believes that currently available sources of liquidity will provide sufficient resources for its operations for the foreseeable future.

C. Research and Development, Patents and Licenses

Research and Development

     We believe that research and development is the most important element of our success. We operate research laboratories in France, the United States, Canada, Germany, the United Kingdom, Israel and India. In 2004, research and development expenses increased 2.9% to €221.9 million, compared to 2003. Total research and development headcount increased 7.2% in 2004 to 2,171 at December 31, 2004.

     Research and development investments over the past three years have been devoted principally to the development of our various Product Lifecycle Management applications, on the V5 development platform and infrastructure, and of the integration of our CATIA, ENOVIA, DELMIA and SMARTEAM products.

     The table below sets forth information with respect to our research and development expenses for 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
Research and development expenses (in millions)	€221.9	€215.6	€221.6
As a percentage of total revenue(1).	27.9%	28.7%	28.7%
Research and development and product production personnel (at period end)	2,171	2,025	1,907

(1)	Due to the distribution of our products through IBM, our percentage of various expenses, including research and development expenses and other line items to revenue may not be comparable to such percentages for our competitors. See the discussion under “Item 5A: Operating Results—Overview” and “—Results of Operations.”

     Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. For a discussion of the variation in research and development expenses between the periods indicated, see the discussion under “—Operating Results—2004 versus 2003—Consolidated Information––Research and Development Expenses” and “—2003 versus 2002—Consolidated Information––Research and Development Expenses” above.

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

     With regard to trademarks, our policy is to register trademarks for our main lines of products in the countries where we do business. Such registrations are a combination of international trademark registration (covering countries of the Madrid Agreement and/or Madrid Protocol), community trademarks and national registrations. When companies are acquired, a review and an assessment of their main trademarks is made, and when necessary, additional applications for registrations are made in order to establish coverage of such trademarks equivalent to that of our other main trademarks. See “Item 3D: Risk Factors—Risks Related to Our Business.”

     With regard to patents, we generally file patent applications in Europe, the United States, Canada, the Republic of Korea and Japan, regions where the majority of our customers and competitors are located. Our portfolio includes more than 50 patents already granted (13 were granted in 2004) and approximately 150 patent applications filed in the above-mentioned geographic areas.

D. Trend Information

Recent Developments

     In 2005, we continued to pursue our growth objectives with the proposed acquisition of ABAQUS, Inc. (“ABAQUS”) in the simulation market and the unveiling of a scientific, open platform designed to enable the integration of many types of simulation applications. We also entered into a strategic partnership with i2 Technologies, Inc. in the sourcing segment of the supply chain management industry. We further strengthened our PLM product offerings with the introduction of Version 5 Release 15 in the second quarter of 2005.

     Version 5 Release 15 (V5R15), “Open Collaboration on the Proven V5 Platform”—announced in May 2005 for CATIA, DELMIA, ENOVIA and SMARTEAM builds on the strengths of V5R14 by providing unified working environments, or desktops, targeting the specific needs of key user communities, such as engineering, manufacturing and enterprise users more broadly. We also further strengthened our coverage of business processes with new technologies designed to help improve productivity and innovation among companies across a number of industries. This new release leverages our open V5 platform, with the goal of providing companies in the supply chain with enhanced collaboration capabilities and process coverage. Highlights of our newest release include: (i) accelerated collaboration with suppliers by facilitating the exchange of engineering package data between OEMs and suppliers of all sizes and (ii) enhanced communications with 3DXML including the introduction of a new 3D XML viewer in V5R15, among other key highlights.

     In May 2005 we entered into an agreement to acquire ABAQUS in an all-cash transaction approximating $413 million, subject to certain adjustments at closing. ABAQUS is well recognized as a leader in non-linear finite element analysis software with best-in-class technology, which companies are increasingly seeking, that is capable of scaling from simple to the most demanding simulations. We will benefit from ABAQUS’ intellectual capital, embodied by its high-level technology team including 70 PhDs. Headquartered in Rhode Island, ABAQUS employs over 400 people worldwide and has a large customer base of approximately 2,500 companies in the automotive, defense, power, material processing, electronics, general manufacturing, aerospace, medical, and consumer products industries.

     We believe this acquisition should enable us to increase significantly our presence in the simulation market, which offers strong potential, as the simulation industry’s expected compounded annual growth rate could reach 12 percent between 2005 and 2010, according to industry analysts.

     In addition, our long-term objective is to become a leading player in the simulation market, by addressing customers’ needs for an open integrated platform for simulation applications, which should enable customers to experience virtually how their products will behave in the real world.

     ABAQUS has stated to us that its total revenues for 2005 may approach $100 million. We estimate that the impact of the deferred revenue write-down, as part of purchase accounting adjustments, may result in a reduction of its revenue of approximately $20 million within the first twelve months of the completion of the acquisition. The acquisition is expected to be immediately accretive to earnings excluding acquisition costs and the impact of deferred revenue accounting treatment. The assumption underlying these statements will be tested to the extent possible in the course of an audit of ABAQUS financial statements prior to the consummation of the transaction. In any event, those statements will remain forecasts subject to usual risks and uncertainties.

     The proposed transaction is subject to customary closing conditions (including the completion of our financial due diligence) and regulatory approvals including, among others, Hart-Scott Rodino, Exon-Florio and merger control authorities, principally in the United States and Germany. Neither we nor ABAQUS will require a shareholder vote. We expect that the proposed acquisition could be completed by the end of our third fiscal quarter of 2005.

     Also in May 2005, we and i2 Technologies, Inc. entered into a strategic partnership to jointly develop sourcing solutions based on our V5 platform. The objective of the partnership is to integrate sourcing throughout the product lifecycle, thereby eliminating or significantly reducing the barriers between the engineering and sourcing communities. By aligning sourcing and engineering earlier in the product development cycle, our goal is to help customers realize reduced product costs, improvement in time-to-market cycles and enhancement of initial product quality. The sourcing solutions will be developed in a dedicated competency center hosted by a new i2 subsidiary. On June 27, 2005, as part of this long-term agreement, i2 conveyed control of the competency center to us for approximately $10 million subject to certain adjustments.

     In January, 2005, we completed the acquisition of RAND Worldwide’s activities in the United Kingdom, Sweden, Germany, Switzerland and Russia, and we increased our ownership of RAND North America, Inc. to 70% from 60%. The aggregate purchase price of the transaction was €31.7 million, which was largely offset by RAND Worldwide’s outstanding debts to us in the amount of €28.3 million.

     2005 First Quarter Financial Results

     In the 2005 first quarter total revenue was €199.2 million, representing an increase of 13% as reported and 15% in constant currencies in comparison to the first quarter of 2004 where total revenue was €176.2 million. From a geographic perspective, all regions contributed to the growth with the Americas increasing 18% in constant currencies, followed by Europe and Asia with revenue growth of 15% and 14% in constant currencies, respectively.

     Both software and service revenue rose year-over-year, reflecting increasing demand for our V5 PLM and mainstream 3D offerings. Specifically software revenue increased 12% as reported and 15% in constant currencies in the first quarter of 2005 and totaled €167.2 million, compared to €148.9 million in the first quarter of 2004. Recurring licenses revenue represented 53% of total software revenue in the first quarter. Service and other revenue totaled €32.0 million in the first quarter of 2005, compared to €27.3 million in the first quarter of 2004 with revenue growing 17% as reported and 20% in constant currencies. New CATIA and SolidWorks seats licensed in the first quarter of 2005 increased 14% to 16,122 seats, compared to 14,082 seats in the year-ago period.

     In the process-centric segment revenue increased 11% as reported and 13% in constant currencies compared to the year-ago quarter. Process-centric revenue, including PDM revenue, totaled €159.3 million in the first quarter of 2005, compared to €143.6 million in the first quarter of 2004. PDM revenues increased 15% as reported and 17% in constant currencies and totaled €22.8 million in the first quarter, compared to €19.9 million in the year-ago period. CATIA licenses increased 5% year-over-year to 7,513 in the first quarter of 2005.

     In the design-centric segment, revenue increased 22% (28% in U.S. dollars) to €39.9 million in the 2005 first quarter, compared to €32.6 million in the first quarter of 2004. SolidWorks seats licensed increased 25% year-over-year to 8,609 licenses accompanied by stable pricing.

     For the first quarter of 2005 operating income increased year-over-year, and as anticipated the operating margin decreased, reflecting the timing of investments in expanding the Company’s marketing and sales activities with small and medium-sized businesses. In addition, due to the more robust level of activity in the first quarter the Company accelerated some marketing and sales initiatives. For the full year 2005, the Company expects to maintain a stable operating margin excluding acquisition costs in comparison to 2004.

     Operating income increased 5% to €45.1 million in the first quarter of 2005, (22.6% operating margin) compared to €42.9 million in the year-ago quarter (24.3% operating margin). Operating income excluding acquisition costs increased 4% to €45.4 million in the first quarter of 2005, compared to €43.5 million in the year-ago period. In the first quarter of 2005 the operating margin excluding acquisition costs was 22.8%, in line with the Company’s objective of 22-23%. In the year-ago quarter the operating margin excluding acquisition costs was 24.7%.

     In the first quarter of 2005 earnings per share increased 13% to €0.27, compared to earnings per share of €0.24 in the year-ago quarter. Earnings per share excluding acquisition costs increased 8% to €0.27 per diluted share in the first quarter of 2005, compared to earnings per diluted share excluding acquisition costs of €0.25 in the year-ago period.

Outlook

     In 2005 we will look to continue developing our business by emphasizing our key business strengths and pursuing our growth strategies. We will continue to focus on: (i) building and strengthening long-term, integrated relationships with our customers; (ii) maintaining a substantial commitment to technological innovation by a strong level of investment in research and development; (iii) working closely with our current partners in our extended enterprise as well as growing our existing relationships; (iv) continuing to base our financial model upon a high level of recurring licenses revenue; and (v) maintaining a strong level of profitability and cash flow from operations.

     During 2005 we plan to focus on developing growth opportunities by continuing to pursue the following strategies: (i) win new strategic customers; (ii) extend our CAD penetration in our customer base; (iii) implement the complete PLM solution with our end-to-end, integrated V5 PLM solutions; (iv) extend our penetration of the supply chain within key industries; (v) expand our presence in our target industries; and (vi) capitalize on the 2D to 3D migration opportunity.

     Our CATIA, DELMIA, ENOVIA and SMARTEAM brands are our solutions for PLM. In this market, we have two releases planned for 2005 including Version 5 Release 15 (V5R15), which we released in May 2005, and Version 5 Release 16 (V5R16). And in the Design-centric market, we have one new release planned for SolidWorks in 2005.

     Our financial objectives for 2005 assume double-digit revenue growth on a constant currency basis, assuming that business conditions remain similar to the first quarter of 2005. Based upon information currently available, our revenue growth objective for 2005 is about 12% to 14% in constant currencies. Our actual revenue would be expected to be about €880-€890 million for 2005 and our earnings per share objective for 2005 is approximately €1.46 to €1.48 per diluted share and approximately €1.47 to €1.49 per diluted share excluding acquisition costs. Our operating margin objective is to maintain an operating margin of about 29% excluding acquisition costs, stable with what we achieved in 2004. All of our objectives discussed above are based upon the assumption of a U.S. dollar to euro exchange rate of $1.30 per €1.00 and a Japan yen to euro exchange rate of JPY135 per €1.00 for 2005. In addition, our objectives do not reflect the proposed acquisition of ABAQUS. When the transaction is completed, we expect to update our financial objectives.

     Our financial results will remain subject to any further weakening of general economic conditions as well as currency fluctuations. See “Item 3D: Risk Factors—Risks Related to Our Business—Current economic and business conditions may lead to the continuation of slower decision-making or reduced corporate spending on information technology infrastructure, which would cause our revenues and earnings to grow more slowly and increase quarterly fluctuation. A weak U.S. dollar may adversely impact the growth rate of other major markets where we operate” and “—Currency fluctuations may significantly affect our results of operations since we generate revenue and incur expenses in currencies other than the euro.”

     Management’s beliefs and expectations, set forth in the preceding paragraphs under the heading “Trend Information,” constitute forward-looking statements subject to risks and uncertainties. These forward-looking statements are based on management’s current views and assumptions and on information provided by ABAQUS management and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or expected. Factors which could cause actual results to differ include: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; (vii) the realization of any risks related to the acquisition of ABAQUS, including any discrepancies that might arise between the financial information and forecasts furnished to us by its management prior to the signing of the acquisition agreement and the results of our financial due diligence which will be completed prior to the consummation of this transaction; and other factors, all as set forth under “Item 3D: Risk Factors.”

E. Off-balance sheet arrangements

     The company has no material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

     The following table summarizes our significant contractual obligations as of December 31, 2004(1):

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of euro)
Employee profit-sharing	€27,394	€8,408	€10,366	€8,620	—
Operating lease obligations	59,582	15,220	21,328	10,834	12,200
Capital lease obligations	4,222	2,089	2,133	—	—

Total	€91,198	€25,717	€33,827	€19,454	€12,200

(1)	In addition to the obligations set forth in the table above, we also have obligations with respect to our derivative financial instruments and our retirement and pensions arrangements. See Notes D and M to our consolidated financial statements.

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

     In accordance with our by-laws (statuts) and French company law, our affairs are managed by our Board of Directors and our Chief Executive Officer (Directeur Général). As permitted under French law and as provided for in our by-laws, the functions of Chairman of the Board of Directors (Président) and of Chief Executive Officer have been separated between two different persons by decision of the Board of Directors.

Board of Directors

     Our Board of Directors determines our business strategy and oversees its implementation. Under French law, the Board of Directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general meeting of shareholders to approve such accounts. In addition, the Board of Directors must give prior authorization for any security, pledge or guarantee by the Company. Under French law and our by-laws, directors are liable for violation of French legal or regulatory requirements applicable to sociétés anonymes, for the violation of our by-laws or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

     Our by-laws provide that, generally, the Board of Directors must consist of three to fifteen directors at any time. Only the shareholders can increase the size of the Board of Directors. Members of the board are elected by the shareholders at a general meeting of shareholders to serve six-year terms and may be reelected for consecutive terms. Directors serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board of Directors may fill its vacancies until the subsequent shareholders’ meeting. At no time may the number of directors exceeding the age of 70 years constitute more than one-half of the Board of Directors. The Chairman may not be more than 75 years old.

     The following table sets forth the names and ages of our directors, including two directors who resigned in April 2005 and two directors who were appointed to replace them, as well as their principal occupation at Dassault Systèmes (if any), the dates of their initial election as directors and the years of expiration of their current terms, and their principal occupation outside of Dassault Systèmes (if any) and their current directorships at other companies. As of April 15, 2005, we have five independent directors (i.e., a majority of our directors) on our Board of Directors, as determined according to the applicable standards and requirements for independence.

		Current position	Director	Term
Name	Age	within our Company	Since	Expires	Other Occupation and Directorships(1)
Charles Edelstenne(4)	67	Chairman	1993	2011
Chairman and Chief Executive Officer of Dassault Aviation.
Director of: Groupe Industriel Marcel Dassault; Thales Systèmes Aéroportés; Société Anonyme Belge de Constructions Aéronautiques; Sogitec Industries; and Dassault Réassurance. Chairman of Dassault Falcon Jet Corporation. President of Dassault International, Inc.
General Manager of Arie and Nili.

Paul R. Brown(5)(6)	54	Director	2000	2011
Professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University.
Academic Director, TRIUM Executive MBA program.
Director and member of the audit committee of Dictaphone, Inc.

		Current position	Director	Term
Name	Age	within our Company	Since	Expires	Other Occupation and Directorships(1)
Bernard Charlès(4)(8)	48	President and Chief Executive Officer (“Directeur Général”)	1993	2011
President of Dassault Systemes Canada Inc.; Chairman, President and Chief Executive Officer of Dassault Systemes Corp.; Chairman, President and representative director of Dassault Systemes K.K.
Chairman of: Delmia Corp.; Enovia Corp.; and SolidWorks Corporation.
Director of: SmarTeam Corporation Ltd. and Business Objects.

Laurent Dassault	51	Director	1993	2011
General Manager of Dassault Investissements; Chairman and Chief Executive Officer of Immobilière Dassault; Chairman of Midway Aircraft Company. President of: Dassault Investment Fund Inc.; Dassault Belgique Aviation; Vina Totihue SA.
Director of: Groupe Industriel Marcel Dassault; Sogitec Industries; Power Corporation du Canada; Generali France; Generali Assicurazioni SpA; Kudelski SA; Banque Privée Edmond de Rothschild Luxembourg; Terramaris; Industrial Procurement Services; Chenfeng Machinery; Société de Véhicules Electriques SAS; and Aero Precision Repair and Overhaul Company — “A-pro.”
General Manager of Château La Fleur Mérissac; and Château Dassault.
Member of the Advisory Board of: Syntek Capital SA; 21 Central Partners; and Sagard Private Equity Partners.
Member of the Comité de Suivi de Pechel Industries SAS.

Christian Decaix(2)	68	Director	1993	2005	Executive Vice President Social and Industrial Operations of Dassault Aviation. Director of: Sogitec Industries; Dassault Falcon Jet Corporation; Dassault Réassurance; and European Aerosystems Ltd.

Bernard Dufau(5)(7)	63	Director	2001	2007	Strategic counsel and general manager of B. Dufau Conseil. Director and chairman of the audit committee of France Telecom; director and member of the audit committee of Kesa Electricals.

André Kudelski(5)(7)	44	Director	2001	2007
President and Chief Executive Officer of the Kudelski Group.
Chairman and Chief Executive Officer of Nagra +.
Director of: Nestlé and Edipresse.
Member of the Advisory Board of: Crédit Suisse and Swiss American Chamber of Commerce.

Loïk Segalen(2)	45	Director	1993	2005
Vice-President Economic and Financial Affairs of Dassault Aviation.
Chairman and Chief Executive Officer of Dassault Assurances Courtage; Chairman of Dassault Réassurance.
Director of: Dassault Belgique Aviation; Paris Le Bourget Parc des Expositions; Midway Aircraft Instrument Corporation; and Dassault Falcon Jet Corporation.
General Manager of Dassault Aéro Service; Permanent Representative of Dassault Aviation to the Board of Directors of Corse Composites Aéronautiques.

		Current position	Director	Term
Name	Age	within our Company	Since	Expires	Other Occupation and Directorships(1)
Thibault de Tersant(4)	47	Executive Vice President Finance and Chief Financial Officer	1993	2011	Chairman of Dassault Systèmes SAS and Spatial Corp. Director of: SolidWorks Corporation; Delmia Corp.; Dassault Systemes Corp.; Enovia Corp.; and SmarTeam Corporation Ltd.

Jean-Pierre Chahid-Nouraï(3)(5)	66	Director	2005	2011	Managing Director of Finanval Conseil, Director of Stanislas SA.

Arnoud De Meyer(3)(8)	51	Director	2005	2011
Professor of Technology Management at INSEAD and Deputy Dean of INSEAD, in charge of Administration and External Relations.
Director of: Option International; SR&DM; Kylian Technology Management Pte. Ltd.; INSEAD (Singapore), INSEAD-EURO Asia Centre Pte. Ltd.

(1)	Principal occupation appears first for directors whose principal employment is not at Dassault Systèmes.

(2)	Resigned as of April 11, 2005.

(3)	Co-opted by the April 15, 2005 meeting of the Board of Directors to replace Christian Decaix and Loïk Segalen; the appointment of these directors was ratified by our general meeting of shareholders held on June 8, 2005.

(4)	Member of the Ad-hoc Committee.

(5)	Member of the Audit Committee.

(6)	Audit Committee Financial Expert.

(7)	Member of Compensation and Nomination Committee.

(8)	Member of the Scientific Committee.

     Our general meeting of shareholders held on June 8, 2005 renewed the terms of Charles Edelstenne, Bernard Charlès, Laurent Dassault, Paul R. Brown, Thibault de Tersant, Jean-Pierre Chahid-Nouraï and Arnoud De Meyer for an additional six years.

     Meetings of the Board of Directors are normally convened by the Chairman of the Board of Directors and are to be held as often as required in the corporate interest. A quorum consists of at least one half of the members of the Board of Directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the Board of Directors. A director may not vote on an arrangement or contract in which he is materially interested; if he does vote, the decision will be void. Our by-laws permit any director to attend, participate in and vote at any meeting by videoconference for certain decisions as provided by French law. The Board of Directors met four times in 2004, with an attendance rate of 83%.

     Audit Committee. The Audit Committee was established in 1996 to assist our Board of Directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, and our compliance with legal and regulatory requirements. Since September 2002, the Audit Committee has been fully comprised of independent directors, in compliance with French corporate governance recommendations contained in the Bouton Report, the Sarbanes-Oxley Act of 2002, and Nasdaq corporate governance rules.

     The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and report the results of its activities to the Board. The Audit Committee assesses the independence of our external auditors and recommends to the Board of Directors their appointment, compensation and termination (subject to shareholder approval under French law). The Audit Committee discusses with the external auditors the scope of the audit, pre-approves all audit-related and non-audit related services provided by the external auditors, and discusses with them the critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before giving its report to the Board of Directors. Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related-party transactions pursuant to Nasdaq corporate governance requirements.

     The Audit Committee discusses with management, the internal auditors, and the external auditors the adequacy and effectiveness of our accounting and financial controls, including our policies and procedures to assess, monitor and manage business and financial risk. The committee reviews management’s assessment of the effectiveness of internal controls as of the end of each year and the external auditors’ report on management’s assessment.

     The Audit Committee also oversees the work of the internal audit department, and approves its annual audit plan. The internal audit Director reports to the Audit Committee conclusions resulting from the audit engagement.

     In addition, in 2004, the Audit Committee was informed of the progress of the corporate project on internal controls and procedures launched in 2003 pursuant to the applicable French and U.S. regulations (Loi de Sécurité Financière in France, and the Sarbanes-Oxley Act in the U.S.).

     The Audit Committee met ten times in 2004, including three times in person and seven by telephone, with an attendance rate of 93%. In 2005, it is anticipated that the Audit Committee will meet a minimum of seven times.

     Ad-hoc Committee. The Ad-hoc Committee was established in 1996 to assist the Board of Directors by preparing and submitting to the Board proposals regarding beneficiaries of stock option plans to be granted to employees. The Ad-hoc Committee did not meet in 2004 because no stock options were granted. Its meeting on March 29, 2005 to approve a new grant of stock options was its last meeting. This committee was replaced on April 15, 2005 by the Compensation and Nomination Committee.

     Compensation and Nomination Committee. In compliance with applicable Nasdaq corporate governance rules and French guidelines, the Board of Directors formed a Compensation and Nomination Committee at its April 15, 2005 meeting. The Committee is comprised of two independent directors. The Committee shall meet at least once a year with the following principal objectives: (i) propose to the Board the compensation of the Chairman and CEO; (ii) propose succession planning in the event of vacancies of the Chairman and CEO positions; (iii) examine the nomination and compensation policies for executive officers of our Group; (iv) examine our policy and make recommendations on stock option grants and other forms of stock-based incentives; (v) review the directors fees and the method for allocating those fees among directors; and (vi) make proposals to the Board on the appointment of new directors or re-appointment of current directors.

     Scientific Committee. The Scientific Committee was established by our Board of Directors on April 15, 2005, and is comprised of two directors and one executive officer, Dominique Florack, our Executive Vice President for Strategy and Development, and meets at least once a year. The Committee reviews the axes for research and development and examines the technological advances of our Group and makes recommendations in relation thereto.

     Board of Directors’ Internal Regulation. An Internal Regulation of the Board of Directors’ was adopted on March 29, 2005. This Internal Regulation sets forth the policies and obligations of the Board related to corporate governance. In particular, it sets forth, among others: the rules for timely notification of the Board of Directors with respect to events that may materially impact our prospects, forecasts or implementation of our strategy as presented to the Board; the functioning rules of the Compensation and Nomination Committee and Scientific Committee as described above; certain limitations on the powers of our CEO; review of the independence qualifications for Board members on an annual basis; and performance of an annual self-assessment, and, upon request of the majority of the Board members, engagement of an external party to provide a more detailed evaluation and recommendations.

     The Internal Regulation provides that the independent directors shall meet, in conjunction with regularly scheduled Board meetings, in executive sessions at least twice a year to enhance communication among independent directors. The first executive session pursuant to this Internal Regulation was held on March 29, 2005.

Director Biographies

     Charles Edelstenne founded Dassault Systèmes in 1981 and was our Managing Director until we were transformed into a société anonyme in 1993. From 1993 to 2002, Mr. Edelstenne was our Chairman and Chief Executive Officer and since 2002, Mr. Edelstenne has served as our Chairman. Mr. Edelstenne also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment.” Mr. Edelstenne devotes the majority of his time to his duties at Dassault Aviation.

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

     Thibault de Tersant has been our Executive Vice President Finance — Chief Financial Officer since 1988 and one of our directors since 1993. Mr. de Tersant also serves the positions mentioned under “Directors and Senior Management — Principal Occupation or Employment.” Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International.

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

     Laurent Dassault joined the Groupe Industriel Marcel Dassault in 1991 and serves as executive or director in its French and foreign subsidiaries. Namely, Mr. Dassault is the General Manager of Dassault Investissements, Château Dassault and Château La Fleur Mérissac and the Chairman and Chief Executive Officer of Immobilière Dassault. Prior to holding these positions, Mr. Dassault worked at Banque Parisienne Internationale, at Banque Vernes and at Banque Industrielle et Commerciale du Marais between 1977 and 1991.

     Christian Decaix has been Executive Vice President Social and Industrial Operations of Dassault Aviation since 1998. From 1992 to 1998, Mr. Decaix was the Executive Vice President of Industrial Operations of Dassault Aviation. Mr. Decaix first joined Dassault Aviation in 1962 and served as an engineer (“Ingénieur d’Études”).

     Bernard Dufau has been strategic counsel at B. Dufau Conseil since 2001. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France from 1996 to 2001 and Chairman of the Management Board of IBM France from 1995 to 1996, Managing Director of the Distribution Division of IBM Europe in 1994, Chief Operating Officer of IBM France from 1992 to 1994 and Sales Director of IBM France from 1989 to 1992. Mr. Dufau first joined IBM France in 1966 as a commercial engineer and then served in various management positions.

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

     Jean-Pierre Chahid-Nouraï was a member of the Executive Group of Michelin and Chief Financial Officer of the Michelin group from 1977 to 1990 and has also worked as an investment banker for MM. Lazard Frères et Cie., Banque Morin-Pons, Financière Indosuez and S.G. Warburg. A former management consultant with McKinsey & Co. Inc., Mr. Chahid-Nouraï continues to exercise this activity as Managing Director of Finanval Conseil. Mr. Chahid-Nouraï has also taught finance at ESSEC, the Centre de Formation à l’Analyse Financière, INSEAD and until recently at CEDEP (the Centre Européen d’Education Permanente).

     Arnoud De Meyer is a Professor of Technology Management at INSEAD. He is also Deputy Dean of INSEAD, in charge of Administration and External Relations. Mr. De Meyer is a specialist in the Management of Innovation, a subject on which he has published numerous articles and books. He previously taught at Waseda University and Keio Business School in Japan and created the INSEAD Campus in Singapore.

Executive Officers

     The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the Board of Directors or shareholders by law or by our by-laws, and are subject to prior authorization of the Board of Directors or the general meeting of shareholders for the decisions specified by French law. In addition, the Internal Regulation of our Board of Directors approved on March 29, 2005 provides that our Board of Directors shall determine, on a yearly basis, which categories of material transactions will be subject to their approval. The Board of Directors, in its meeting of March 29, 2005, authorized the Chief Executive Officer to grant, for a one-year period, pledges, sureties or securities in the name of the Company up to a maximum limit of €50 million, thus renewing under the same terms the previous annual authority granted on March 26, 2004.

     The Chief Executive officer is elected by the Board of Directors and may be removed by the Board of Directors at any time. According to our by-laws, the Chief Executive Officer may not be more than 65 years old.

     The following table sets forth the names and birth dates of our executive officers and their current positions with us:

Name	Date of Birth	Position
Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President and Chief Executive Officer
Dominique Florack	June 26, 1959	Executive Vice President, Strategy, Research and Development
Thibault de Tersant	July 22, 1957	Executive Vice President Finance — Chief Financial Officer
Etienne Droit	September 3, 1959	Executive Vice President PLM Sales and Distribution
Philippe Forestier	May 16, 1950	Executive Vice President Alliances, Marketing and Communications
Bruno Latchague	January 28, 1957	Executive Vice President PLM R&D Solutions and Support
Muriel Pénicaud	March 31, 1955	Executive Vice President Organization and Human Resources
Joel Lemke	January 12, 1956	Chief Executive Officer of Enovia and General Manager PLM Americas
John McEleney	April 29, 1962	Chief Executive Officer of SolidWorks

Executive Officer Biographies

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

     Etienne Droit has been our Executive Vice President PLM Sales and Distribution since 2005. He also served as our Executive Vice President PLM Sales and Services since 1999, as Director of Applications Development Division from 1991 to 1995, as Manager of the Strategy Department from 1987 to 1991 and as a member of our CATIA Development Team from 1986 to 1987.

     Bruno Latchague has been our Executive Vice President PLM R&D Solutions and Support since 2005. Mr. Latchague served as our Executive Vice President PLM R&D Solutions, Quality Assurance and Support in 2004, as Executive Vice President Development and Support from 2000 to 2003, as Executive Vice President Research and Development, Architecture and Modeling Technology from 1995 to 1999. He also served as our Director of CATIA Products Infrastructure from 1990 to 1995, as our Senior Manager CATIA Software Infrastructure from 1988 to 1990 and as our Manager CATIA Software Infrastructure from 1987 to 1988. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

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

     Muriel Pénicaud has been our Executive Vice President Organization and Human Resources since the end of 2002. Prior to joining us, Mrs. Pénicaud served as Director for Organization Development and Human Resources Policies at Groupe Danone. Previously she held several management positions at the French Department of Labor, such as Regional Director and advisor to the Labor Secretary.

     Financial and Contractual Relations Between Our Company and its Directors and Executive Officers

     The French Commercial Code (Code de Commerce) strictly forbids loans by a company (société anonyme) to its directors. No company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to the Chief Executive Officer, permanent representatives of companies on the Board of Directors, spouses or heirs of such persons and other intermediaries.

     The French Commercial Code and our by-laws require any director, the Chief Executive Officer and any shareholder who holds more than 10% of the voting rights of our shares, or, if a corporate shareholder, the company controlling it, that is considering entering into an agreement with the company, either directly or indirectly, personally or through an intermediary, to inform the Company’s Board of Directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the Board of Directors, and the director or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary shareholders’ meeting for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the company or that of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary are not subject to the prior authorization of the Board of Directors. Nevertheless, as long as they are material to the company, such agreements must be disclosed by the interested party to the Chairman of the Board of Directors, who has the responsibility of communicating the list and the purpose of such agreements to the Board of Directors and to the statutory auditors.

B. Compensation

     In consideration for their services on the board, directors are entitled to receive director’s fees (jetons de présence). The total annual amount of director’s fees is fixed by the general meeting of shareholders, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the director’s fees as provided for in our by-laws, this additional remuneration being determined by the Board of Directors.

     Since 2003, our Chief Executive Officer, Bernard Charlès benefits from two separate indemnities payable in the event that he is dismissed by us. First, Mr. Charlès would be entitled to a payment equivalent to two times his gross annual compensation received for the 12 months preceding his dismissal, pursuant to his mandate as Chief Executive Officer. This indemnity payment would not apply in the event of dismissal due to intentional misconduct aimed at harming the interests of Dassault Systèmes. In addition, Mr. Charlès’ employment contract with Dassault Systèmes entitles him to an additional indemnity payment equivalent to two times his gross annual salary received for the 12 months preceding his dismissal under such employment contract. This indemnity payment would not apply in the event of dismissal for gross or willful misconduct (faute grave ou lourde). None of our other directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon dismissal. See Exhibit 4(c).1 to this Annual Report on Form 20-F.

     Each director must own at least one of our shares throughout his term of office.

     The aggregate amount of compensation paid by us and our subsidiaries to our executive officers as a group (10 persons) for services in all capacities in 2004 was €4,259,190 (including under our profit-sharing plans and excluding capital gains on the resale of SolidWorks shares). See “—Options to subscribe SolidWorks’ shares” below. As of December 31, 2004, our executive officers and directors as a group owned stock options to acquire 11,596,083 of Dassault Systèmes’ shares and 1,736,000 of SolidWorks’ shares. See “—Options to Subscribe Securities from Registrant or Subsidiaries” below.

     Our directors are eligible to receive attendance fees for meetings of the Board of Directors. We paid €120,000 in attendance fees to directors in 2004. We also paid an additional €17,000 in compensation to members of the Audit Committee.

     Our general meeting of shareholders held on June 8, 2005 fixed the maximum amount of attendance fees for 2005 at €170,000.

     The table below shows the total amount of gross compensation (including from bonus and profit-sharing plans) and other benefits granted in euro to each director by us and our subsidiaries during the 2004 fiscal year:

	Salary and Fees (in euros)
						Directors’
Directors	Fixed	Bonus		Total	Other benefits	fees(4)	Total for 2004		Total for 2003
Charles Edelstenne(1)	650,000	—		650,000	—	24,000	674,000	(5)	562,800
Bernard Charlès	513,265	529,696	(3)	1,042,961	8,796	12,000	1,063,757	(5)	916,840
Thibault de Tersant	212,649	99,197	(3)	311,846	4,025	12,000	327,871	(5)	297,812
Paul Brown	—	—		—	—	17,500	17,500		13,000
Laurent Dassault(2)	—	—		—	—	12,000	12,000		10,000
Christian Decaix	—	—		—	—	12,000	12,000		10,000
Bernard Dufau	—	—		—	—	17,500	17,500		13,000
André Kudelski	—	—		—	—	18,000	18,000		13,000
Loïk Segalen	—	—		—	—	12,000	12,000		10,000

(1)	In 2004, Groupe Industriel Marcel Dassault paid €16,000 to Charles Edelstenne in director’s fees.

(2)	In 2004, Groupe Industriel Marcel Dassault paid €500,000 to Laurent Dassault as gross annual salary and €16,000 in director’s fees.

(3)	Bernard Charlès and Thibault de Tersant each also received €32,056 in profit-sharing.

(4)	€12,000 for each director (€24,000 for the Chairman of the Board) and for members of the Audit Committee: €1,000 per meeting attended in person and €500 per meeting by telephone or video conference.

(5)	See also “— Options to subscribe SolidWorks shares” below.

Options to Subscribe Securities from Registrant or Subsidiaries

     Options to subscribe Dassault Systèmes shares

     Pursuant to four successive authorizations granted by our shareholders at shareholders’ meetings held on April 15, 1996, June 6, 1997, January 26, 1998 and May 28, 2002, the Board of Directors implemented eighteen stock option plans for the benefit of certain of our executive officers and employees. The exercise price of stock options granted pursuant to the sixteen plans together, was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options. The exercise price has been in general equal to the highest of the following three values: (1) the average share price, without a discount, of the 20 trading days preceding the grant date of the stock options; (2) the closing share price the trading day before the grant date of the stock options; and (3) the opening share price on the grant date of the stock options.

     Our general meeting of shareholders held on June 8, 2005 authorized the board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital, which authorization replaced the May 28, 2002 authorization.

     The following table provides certain information on our stock options plans as of March 31, 2005 (taking into account the stock split of October 14, 1997).

	1996	1997	1998-1	1998-2	1998-3	1998-4	1998-5	1998-8	1998-9
Meeting of Board	June 28, 1996	Dec. 15, 1997	Jan. 28, 1998	Nov. 09, 1998	Nov. 09, 1998	Sept. 15, 1999	Sept. 15, 1999	Mar. 29, 2001	Mar. 29, 2001
Shareholders’ Meeting	April 15, 1996	June 06, 1997	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 02, 1998
Number of options granted	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000	2,909,600	553,300
— to directors	167,000	175,400	0	1,042,850	0	1,845,750	0	1,676,150	0
— to the top 10 beneficiary employees	230,000	411,600	706,000	838,000	126,000	844,000	103,500	736,000	176,600
Maximum number of shares	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000	2,909,600	553,300
Number of beneficiaries	916	362	26	1,018	296	556	290	531	513
Exercise price in euro	9.00	25.92	26.37	29.58	29.58	37.00	37.00	52.00	52.00
Exercise first date	June 28, 1996	Dec. 15, 1999	Jan. 28, 1998	Nov. 09, 2000	Nov. 09, 1998	Sept. 15, 2001	Sept. 15, 1999	Mar. 29, 2003	Mar. 29, 2001
Exercise last date	June 27, 2006	Dec. 14, 2007	Jan. 27, 2008	Nov. 08, 2008	Nov. 08, 2008	Sept. 14, 2009	Sept. 14, 2009	Mar. 28, 2011	Mar. 28, 2011
Number of options exercised in 2004	13,643	152,141	3,750	60,790	13,662	3,400	12,625	0	18,450
Number of options cancelled in 2004	0	15,360	0	1,000	0	2,500	0	3,920	0
Number of options outstanding as of Dec. 31, 2004	166,716	691,589	8,750	2,307,396	179,143	3,223,620	196,810	2,879,100	501,310
Number of options exercised between Jan. 1, 2005 and March 31, 2005	1,355	6,832	0	7,000	1,525	0	1,600	0	1,850
Number of options cancelled between Jan. 1, 2005 and March 31, 2005	0	0	0	0	2,000	4,420	10,451	16,300	27,340
Number of outstanding options as of March 31, 2005	165,361	684,757	8,750	2,300,396	175,618	3,219,200	184,759	2,862,800	472,120
Number of options exercised as of March 31, 2005	856,619	301,877	713,450	111,924	137,244	16,900	82,102	0	20,950
Number of options exercisable as of March 31, 2005	165,361	684,757	8,750	2,300,396	175,618	3,219,200	184,759	2,862,800	472,120

[Additional columns below]

[Continued from above table, first column(s) repeated]

Stock option plan	1998-10	1998-11	1998-12	2002-01	2002-02	2002-03	2002-04	2002-05	2002-06	Total
Meeting of Board	June 29, 2001	Oct. 05, 2001	Oct. 05, 2001	May 28, 2002	May 28, 2002	Jan. 20, 2003	Jan. 20, 2003	Mar. 29, 2005	Mar. 29, 2005
Shareholders’ Meeting	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	May 28, 2002	May 28, 2002	May 28, 2002	May 28, 2002	May 28, 2002	May 28, 2002
Number of options granted	138,000	1,387,400	328,650	1,363,563	355,300	3,325,000	675,000	967,150	232,850	21,485,913
- to directors	0	655,000	0	651,403	0	1,500,000	0	80,000	0	7,793,553
- to the top 10 beneficiary employees	116,403	424,100	101,000	454,000	139,000	1,060,000	219,000	405,000	104,000	7,194,203
Maximum number of shares	138,000	1,387,400	328,650	1,363,563	355,300	3,325,000	675,000	967,150	232,850	21,485,913
Number of beneficiaries	44	400	434	378	401	803	533	264	88
Exercise price in euro	49.00	35.00	35.00	45.50	45.50	23.00	23.00	39.50	39.50
Exercise first date	June 29, 2001	Oct. 05, 2002	Oct. 05, 2002	May 28, 2003	May 28, 2003	Jan. 20, 2004	Dec. 31, 2004	Mar. 30, 2007	Mar. 30, 2005
Exercise last date	June 28, 2011	Oct. 04, 2011	Oct. 04, 2011	May 27, 2012	May 27, 2012	Jan. 19, 2013	Jan. 19, 2013	Mar. 28, 2012	Mar. 28, 2012
Number of options exercised in 2004	35,500	0	34,561	0	10,854	23,370	0	0	0	382,746
Number of options cancelled in 2004	0	19,269	0	12,217	0	4,930	0	0	0	59,196
Number of options outstanding as of December 31, 2004	102,399	1,359,731	278,294	1,344,768	344,296	3,293,500	675,000	0	0	17,552,422
Number of options exercised between Jan. 1, 2005 and March 31, 2005	0	0	21,099	0	755	0	98,525	0	0	140,541
Number of options cancelled between Jan. 1, 2005 and March 31, 2005	7,903	4,100	18,848	5,000	22,495	0	16,700	0	0	135,557
Number of outstanding options as of March 31, 2005	94,496	1,355,631	238,347	1,339,768	321,046	3,293,500	559,775	967,150	232,850	18,476,324
Number of options exercised as of March 31, 2005	35,601	0	62,955	0	11,759	23,370	98,525	0	0	2,473,276
Number of options exercisable as of March 31, 2005	94,496	1,012,981	160,434	667,385	143,396	3,293,500	559,775	0	0	16,005,728

     We granted no stock options to our directors or employees during the 2004 fiscal year.

     The table below shows the shares subscribed by each director pursuant to the exercise of Dassault Systèmes stock options during the 2004 fiscal year:

Number
	of Dassault		Number
	Systèmes stock		of Dassault	Price of		Stock option
	options	Exercise	Systèmes shares	the shares		plan
	granted	price	subscribed	subscribed	Expiration date	(number)
Thibault de Tersant	—	—	12,000	€25.92	—	1997

     The following table shows, on a global basis, the total number and weighted average price of our shares subscribed by the ten employees who have exercised the most significant number of Dassault Systèmes stock options during the 2004 fiscal year and who are not members of our Board:

	Total number of	Weighted average	Weighted average	Stock
	Dassault Systèmes	price of the stock	price of the shares	option plan
	stock options	options granted	subscribed	(number)
Stock options exercised	227,500	—	€31.66	1996; 1997; 1998-2; 1998-3; 1998-5; 1998-9; 1998-10; 1998-11; 2002-2; 2002-3

     Other than the stock options granted pursuant to the stock option plans dated June 28, 1996, December 15, 1997, January 28, 1998, November 9, 1998, September 15, 1999, March 29, 2001, June 29, 2001, October 5, 2001, May 28, 2002, January 20, 2003, and March 29, 2005, we have no other outstanding securities convertible or exchangeable into, or representing the right to acquire, our shares.

     At March 31, 2005, the outstanding stock options, whether vested or not, if all were exercised, would give rise to the right to a number of shares representing 16.22% of our share capital. At March 31, 2005, on the basis of the closing price of our shares on this date, €36.4, the exercise of outstanding vested stock options with an exercise price lower than this closing price would give rise to the right to a number of shares representing 8.6% of our share capital.

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

     In 2004, 46,996 shares were issued to the SolidWorks holders of stock options and 1,736 stock options were cancelled. As of December 31, 2004, SW Securities L.L.C. held 312,442 of our shares. The number of stock options in circulation and attributed to the employees of SolidWorks amounted to 50,594 options at December 31, 2004, with an aggregate exercise price of approximately €245,280. On March 31, 2005, SW Securities L.L.C. held 309,973 of our shares.

     Options to subscribe SolidWorks shares

     Pursuant to a 1998 stock option plan, 6,787,365 stock options giving the right to subscribe to shares of SolidWorks were granted to substantially all of SolidWorks’ employees, including 2,800,000 stock options granted to certain of our executive officers. Under the terms of the 2002 SolidWorks Corporation Buy-Back Plan, stock option holders have the right to sell shares resulting from the exercise of such options to SolidWorks within prescribed periods at a price determined periodically by an independent expert. In 2004, certain of our executive officers exercised a total of 936,000 options at an exercise price of between $6.00 and $9.50 per option. In 2004, 936,000 of the stock options exercised were repurchased by SolidWorks at a price of $18.00 per share, the applicable 2004 independent valuation. As of the date of this annual report on Form 20-F, none of the 126,000 remaining shares from the exercise in 2004 of stock options had been repurchased. In 2004 as a group, our executive officers realized a gain of $10,953,398 as a result of the exercise of their SolidWorks stock options and subsequent resale of shares to SolidWorks. As of December 31, 2004, our executive officers had a total of 1,736,000 unexercised SolidWorks stock options. The table below sets forth information as of December 31, 2004 with respect to each of our directors who received SolidWorks stock options:

	Number of Solidworks options granted(1)	Number of SolidWorks shares subscribed	Exercise price		Number of SolidWorks shares repurchased under the Buy-back plan	Repurchase price
Charles Edelstenne(2)	900,000	300,000	$6.00	(3)	300,000	$18.00
Bernard Charlès(2)	900,000	300,000	$6.00	(3)	300,000	$18.00
Thibault de Tersant(2)	480,000	160,000	$6.00	(3)	160,000	$18.00

1.	For all directors listed above, the date of grant was December 14, 1998.

2.	As a result of the exercise of a portion of their SolidWorks stock options and subsequent resale of shares to SolidWorks, Charles Edelstenne realized a gain of $3,600,000, Bernard Charlès realized a gain of $3,600,000 and Thibault de Tersant realized a gain of $1,920,000.

3.	Fair market value of the shares at the time of exercise was $13.20.

C. Board Practices

See “Item 6A: Directors and Senior Management.”

D. Employees

     At December 31, 2004, we had 4,456 employees, including independent contractors, representing an increase of 9.0% over 2003. Of these employees, 2,171 were employed in research and development and product production, 1,954 in marketing, sales and services and 331 in administrative and other functions. Of our total employee base, including independent contractors, 2,229 were based in France and 2,227 were based in the United States and other locations.

     The following tables show our employees both by function and geographically for the past three years:

	December 31,
	2004	2003	2002
Research and Development and Product Production	2,171	2,025	1,907
Marketing, Sales and Services	1,954	1,763	1,755
Administrative and Other Functions	331	300	304

Total	4,456	4,088	3,966

	December 31,
	2004	2003	2002
France	2,229	1,970	1,940
United States and other locations	2,227	2,118	2,026

Total	4,456	4,088	3,966

E. Share Ownership

     See “Item 7A: Major Shareholders” and “Item 6B: Compensation.”

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our shares by each person who is known by us to own beneficially more than 5% of our outstanding shares; and all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own, and the address of each beneficial owner listed below is c/o Dassault Systèmes, 9, quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France.

     The percent of beneficial ownership for each shareholder is based on 113,887,242 shares as of March 31, 2005.

	Shares beneficially
Name	owned	Capital %	Voting %
Groupe Industriel Marcel Dassault (GIMD).	50,769,066	44.58	43.74
Charles Edelstenne(1)	7,658,007	6.72	12.21
SW Securities L.L.C.(3)	309,973	0.27	0.0
Directors and executive officers(2)	7,857	0.01	0.01
Fidelity Investments(4)	6,939,165	6.09	5.53
Public	48,203,174	42.33	38.51

Total	113,887,242	100.00%	100.00%

(1)	Including 1,542 shares held in trust for the benefit of his family.

(2)	As a group, excluding Charles Edelstenne (15 persons).

(3)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.

(4)	These shares are held by the following entities: FMR Corp., Fidelity International Limited and the Johnson family which could be deemed as controlling Fidelity International Limited.

     To our knowledge, as of March 31, 2005, (i) the proportion of our outstanding shares, including in the form of ADSs, held in the United States was approximately 2.43% and (ii) the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 88.

     The number of ADSs outstanding as of March 31, 2005 is 2,775,543.

     As of June 8, 2005, the date of our last annual general meeting of shareholders, our share capital was divided into 114,036,383 outstanding shares and represented 125,590,731 voting rights.

Changes in Principal Shareholders Over the Past Three Fiscal Years

     The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years.

	December 31, 2004			December 31, 2003			December 31, 2002
	Number of	Capital	Voting	Number of	Capital	Voting	Number	Capital	Voting
	shares	%	%	shares	%	%	of shares	%	%
Groupe Industriel Marcel Dassault (GIMD)	50,769,066	44.62	43.68	51,184,857	45.1	42.4	51,184,857	44.7	42.0
French State(1)	—	—	—	—	—	—	17,821,334	15.6	14.6
Charles Edelstenne(2)	7,658,007	6.73	12.17	7,658,007	6.8	12.7	7,657,884	6.7	12.5
SW Securities L.L.C.(3)	312,442	0.27	0.00	359,438	0.3	—	391,410	0.3	[—]
Directors and executive officers(5)	7,857	0.01	0.01	5,647	0.0	0.0	44,829	0.0	0.0
Fidelity Investments(4)	6,854,246	6.02	5.46	—	—	—	—	—	[—]
Public	48,184,793	42.35	38.69	54,195,716	47.8	44.9	37,470,527	32.7	30.9

Total	113,786,411	100%	100%	113,403,665	100%	100%	114,570,841	100%	100%

(1)	As a result of a restructuring between Dassault Systèmes and Dassault Participation the French state became a shareholder in our Company in 2001 and subsequently sold its shareholding in 2003.

(2)	Including 1,542 shares held in trust for the benefit of his family.

(3)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds issued but not outstanding shares solely for distribution to holders of stock options under the 1994 SolidWorks stock option plan.

(4)	As defined above.

(5)	Excluding Charles Edelstenne.

     To our knowledge, there are no other shareholders holding more than 2.5% of our share capital or voting rights.

B. Related Party Transactions

     We license our products to Dassault Aviation, one of our former direct shareholders whose president is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded licensing revenue from Dassault Aviation of €5,690,000 for the year ended December 31, 2004.

     We also provide services and support to Dassault Aviation. This activity generated revenues of €8,655,000 in the year ended December 31, 2004. See Note P to our consolidated financial statements.

     Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (3D PLM), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India. This joint venture was created in January 2002 and works virtually exclusively for us, and we retain the resulting intellectual property. We account for 3D PLM as an equity investment and show our share of its results under “Equity in net income of unconsolidated affiliates-joint ventures.” 3D PLM’s total revenue amounted to €7.6 million in 2004.

     We entered into a software component provider agreement in September 2004 with Galaxia Inc., a Canadian software company. In addition, we granted a loan of 500,000 Canadian dollars to Galaxia in November 2004, at which time it was not considered a related party. Since that time, and as a result of the evolution of our relationship, we now consider Galaxia to be a related party. In March 2005, we granted a new loan of 600,000 Canadian dollars to Galaxia, which loan was approved by our Audit Committee.

     Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related party transactions pursuant to Nasdaq corporate governance requirements.

C. Interests of Experts and Counsel

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

Dividend Policy

     We have paid dividends in each year since 1986. The payment and amount of dividends depend on our earnings and financial condition and such other factors as the Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the ordinary general meeting of shareholders. Dividends are paid in euro.

     Our general meeting of shareholders held on June 8, 2005 decided that a 2004 dividend equal to €0.38 per share will be distributed with respect to the 2004 financial year, and shall be paid starting on June 28, 2005. Future dividends will depend on our earnings, financial condition and other factors.

     Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment (net of withholding tax) representing all or part of the French avoir fiscal, or tax credit, under conditions provided for in the relevant treaty and under French law. See “Item 10E: Taxation—French Taxation—Taxation of Dividends.” Prospective purchasers of ADSs or shares should consult their own advisers with respect to the tax consequences of an investment in ADSs or shares.

     The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and the amount of dividends paid per share including the French avoir fiscal (before deduction of applicable French withholding tax), except for the 2004 dividends to be paid in 2005, for which the avoir fiscal is no longer available. Dividends declared in respect of a given year are paid in the following year.

	Shares Outstanding		Dividend per Share			Dividend per Share
Year to which Dividend Relates(1)	at Year End		Excluding avoir fiscal(2)			Including avoir fiscal(2)
1999	112,392,052		FF1.75	$0.25		FF2.625	(3)	or	FF2.45	(4)	$0.38 or $0.36
2000	113,339,585		€0.31	$0.27		€0.465	(3)	or	€0.3875	(4)	$0.40 or $0.33
2001	113,943,754		€0.33	$0.31		€0.495	(3)	or	€0.38	(4)	$0.48 or $0.36
2002	114,179,431		€0.33	$0.39		€0.495	(3)	or	€0.363	(4)	$0.57 or $0.42
2003	113,044,227		€0.34	$0.43		€0.51	(3)	or	€0.394	(4)	$0.64 or $0.50
2004(5)	113,786,411	(2)	€0.38	—	(6)	—			—		—

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	Dividends for 1999 were paid in French francs and, for 2000 through 2003, were declared in euro. U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid July 1, 1999 — FF 6.41 per $1.00; July 1, 2000 — FF 6.89 per $1.00; June 25, 2001 — €1.16 per $1.00; June 18, 2002 — €1.05 per $1.00; June 18, 2003 — €0.8540 per $1.00; June 22, 2004 — €0.8257 per $1.00.

(3)	Dividends per share paid to individual shareholders and shareholding entities benefiting from a tax credit at 50% for 1999, 2000, 2001, 2002 and 2003.

(4)	Dividends per share paid to shareholding entities benefiting from a tax credit at 40% for 1999, 25% for 2000, 15% for 2001 and 10% for 2002 and 2003.

(5)	The avoir fiscal is no longer available to shareholders on dividends paid to them from 2005 on, i.e., including the dividends paid in respect of 2004.

(6)	To be determined on the date the dividend is paid.

B. Significant Changes.

     There has been no significant adverse change to our financial condition since the date of the annual financial statements included in this report.

Item 9: The Offer and Listing

A. Listing Details.

     Our shares have been listed in France on the Paris Stock Exchange (Euronext Paris) since June 28, 1996. In February 2005, Euronext Paris renamed its markets Eurolist, and we are now listed on Eurolist — Compartment A (“Eurolist”). In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the Nasdaq Stock Market’s National Market (the Nasdaq National Market) under the symbol “DASTY.” Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (DASXY). American Depositary Receipts evidencing the ADSs are issuable by JPMorgan Chase Bank, as Depositary.

     The following table sets forth the high and low prices of our shares on Eurolist and our ADSs on the Nasdaq National Market since 2000.

Annual High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist		Nasdaq
	High	Low	High	Low
	€		U.S.$
2000	126.00	55.80	121.19	57.50
2001	77.45	29.50	72.88	26.90
2002	59.40	15.19	52.00	15.05
2003	39.39	19.10	46.25	21.25
2004	38.81	30.05	49.41	36.87
2005 (through June 24)	39.98	32.40	50.32	42.15

Source: Euronext and Bloomberg

Quarterly High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist		Nasdaq
	High	Low	High	Low
	€		U.S.$
2003
1st quarter	25.39	19.10	26.40	21.25
2nd quarter	35.00	20.39	40.05	22.10
3rd quarter	36.32	27.25	39.80	31.29
4th quarter	39.39	29.85	46.25	35.51
2004
1st quarter	39.00	29.42	49.50	36.62
2nd quarter	38.95	32.41	47.50	39.01
3rd quarter	38.68	33.19	47.03	40.52
4th quarter	41.82	36.66	52.52	47.72
2005
1st quarter	38.61	34.62	50.92	44.10
2nd quarter (through June 24)	39.38	32.40	49.31	42.15

Source: Euronext and Bloomberg

Monthly High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist		Nasdaq
	High	Low	High	Low
	€		U.S.$
September 2004	38.40	33.76	47.03	41.65
October 2004	41.82	37.37	52.51	47.72
November 2004	40.00	38.27	52.43	49.50
December 2004	39.30	36.66	52.52	49.02
January 2005	38.61	35.50	50.92	46.21
February 2005	36.95	34.85	48.10	44.10
March 2005	36.50	34.62	47.97	45.68
April 2005	37.11	32.40	47.62	42.15
May 2005	39.33	35.78	48.06	45.98
June 2005 (through June 24)	39.98	37.69	48.75	46.44

Sources: Euronext and Bloomberg

Euronext Paris

     Securities approved for listing by Euronext Paris are traded in one regulated market. Eurolist Companies on this regulated market are classified in alphabetical order and are identified by market capitalization: large caps (over €1 billion); medium caps (from €150 million to €1 billion) and small caps (market capitalization under €150 million) and called, respectively, the A, B and C compartments. Our common shares are listed on compartment A under the ISIN code FR 00001 30650.

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

     Securities listed on Eurolist are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last” from 5:30 p.m. to 5:40 p.m. during which transactions are recorded but not executed. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

     Euronext Paris may suspend trading in a security listed on Eurolist if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price (reference price), Euronext Paris may suspend trading in that security for up to 4 minutes. Once trading has recommenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. During the continuous trading session, Euronext Paris also may suspend trading for a 4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris also may suspend trading of a security listed on the Eurolist — Compartment A market in certain other limited circumstances, including, for example, when there is unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des Marchés Financiers (“AMF”), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

     Trades of securities listed on Eurolist are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades aggregating at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

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

     Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through “clearing 21,” a common Euronext platform, and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

B. Plan of Distribution.

     Not applicable.

C. Markets.

     See “Item 9A: Listing Details.”

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

     In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts (by-laws). An unofficial English translation of our by-laws is included as an exhibit to this report. You may obtain copies of our by-laws in French from the Registry of Commerce and Companies of Nanterre, France where we are registered under number 322 306 440. Please refer to the complete by-laws or the unofficial English translation thereof for additional details.

Board of Directors

     For a complete description of the powers of the directors under French law and our by-laws, see “Item 6: Directors, Senior Management and Employees.”

Share Capital

     As of February 28, 2005, the most recent reference date for the modification of our share capital, our share capital was €113,887,242 divided into 113,887,242 shares with a nominal value of €1.0 per share, including 310,497 treasury shares which under French law have no voting rights and no rights to dividends. All the shares are fully paid.

Purposes of the Company

     As set forth in Article 2 of our by-laws, the purposes of our Company, in France as well as abroad, are (1) to develop, produce, market, purchase, sell, rent and provide after-sale service of computer hardware and/or software, (2) to supply and sell services to users specifically in the area of training, demonstration, methodology, display and utilization, and (3) to supply and sell computer resources, together or separate from software or service, in the areas of computer-aided manufacturing and design, management of the lifecycle of products, collaborative work, technical databases, management of manufacturing processes, and software development tools as well as research and development in these areas. For a complete description of our purposes, please refer to our by-laws.

Shareholders’ Meetings and Voting Rights

Notice of shareholders’ meetings.

     Shareholders’ meetings are convened by the Board of Directors. If the Board of Directors fails to convene a shareholders’ meeting the statutory auditors may call the meeting the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent: (i) one or several shareholders holding at least 5% of our share capital; (ii) any interested party in case of emergency; (iii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company; or (iv) the workers’ committee in a case of emergency.

     In addition, shareholders representing a majority of the share capital or voting rights may convene a meeting after a public tender offer or the acquisition of a controlling block of shares.

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

     In general, each share confers on the shareholder the right to one vote. Nevertheless, our by-laws provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In the case of a capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

     Our by-laws provide that upon decision by our Board of Directors, shareholders may participate and vote at general meetings of shareholders by videoconference or by other means of telecommunication permitting shareholders’ identification in accordance with applicable laws and regulations. If such participation is permitted, shareholders who participate in this manner will be counted for the calculation of a quorum and a majority at general meetings of shareholders.

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

     In connection with any shareholders’ meeting, we must provide a set of documents, including our annual report, a summary of the results of the five previous fiscal years and a special report regarding our internal control objectives, the organization of internal control participants and internal control procedures in place to any shareholder who so requests. French company law also requires that a special report must be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by us.

Dividends

Legal reserve.

     At December 31, 2004, our legal reserve was €11.5 million.

Distribution of dividends.

     French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the dividend payment date of a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASLT”). Following the dividend payment date, these shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as shares issued before January 1.

     In addition, our by-laws authorize our shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends declared either in cash or in our shares.

Changes in Share Capital

Increases in share capital.

     As provided by French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting of shareholders following a recommendation of the Board of Directors. Increases in our share capital may be effectuated by (i) issuing common shares or preferred shares; or (ii) increasing the nominal value of existing shares.

     Increases in share capital by issuing additional common or preferred shares may be effectuated by issuing such securities (i) for cash; (ii) for assets contributed in kind; (iii) by conversion, exchange or redemption of debt securities previously issued; (iv) by exercise of any other securities giving rights to such securities, such as warrants or stock options; (v) by capitalization of profits, reserves or share premiums; (vi) subject to various conditions, in satisfaction of debt incurred by our Company; (vii) by conversion of common shares into preferred shares or conversion of preferred shares into common shares or into another class of preferred shares; or (viii) any combination of the above.

     Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effectuated by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effectuated by capitalization of reserves, profits or share premiums. All other capital increases require the approval of shareholders at an extraordinary general meeting acting under applicable quorum and majority requirements. However, since the publication of Ordinance n° 2004-604 of June 24, 2004 relating to the issuance of securities by French commercial companies, the extraordinary general meeting may delegate to the Boards of Directors its powers to decide, within certain limits, upon capital increases.

     The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution, subject to certain exceptions) to the Board of Directors. The Board of Directors may further sub-delegate this right to our Chief Executive Officer. Each time the shareholders decide to carry out a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except for a contribution in kind or when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to carry out a capital increase reserved to employees of our Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to implement such reserved capital increase.

     The French company law provisions with respect to increases in share capital was substantially modified by the above mentioned Ordinance n° 2004-604 of June 24, 2004. As a result, our general meeting of shareholders of June 8, 2005, granted new authorizations to the Board, for a period of 26 months, to increase the share capital in accordance with the new French company law provisions. Pursuant to this delegation by our shareholders, the Board of Directors is now authorized to (i) increase the share capital, with or without preemptive subscription rights of our shareholders, by an issuance of shares and/or any other securities granting access to a portion of our share capital, provided, however, that the nominal amount of increases in the share capital to be made pursuant to this delegation may not exceed €15 million and the nominal amount of debt securities to be issued pursuant to this delegation shall not exceed a maximum of €750 million; (ii) increase the share capital by the capitalization of profits, reserves or share premiums; (iii) increase the initial amount of any capital increases by 15% in the event of over-subscription, within the same nominal aggregate limit of €15 million; and (iv) increase the share capital to issue new shares in the event of a contribution in kind of securities by a third party, up to a limit of 10% of our total share capital. These authorizations replace the authorizations of June 2, 2004, pursuant to which no increases of our share capital were effectuated by our Board of Directors.

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

Preemptive Subscription Rights.

     According to French company law, if we issue securities for cash giving a right either immediately or at a later date to subscribe to our new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to any issuance of securities that may increase the share capital of our Company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist or any relevant Stock Exchange.

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

Form, Holding and Transfer of Shares

Form and holding of shares.

     Our by-laws permit us to request that Euroclear France provide us at any time with the identity, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. French company law states that shares held by any non-French resident may be held by an intermediary on the shareholder’s behalf in a collective account or in several individual accounts. The intermediary must declare its position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented at the general meetings of shareholders by this intermediary.

Transfer of shares.

     Registered shares must be converted into bearer form before being transferred on Eurolist and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

     For dealings on Eurolist, an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at the rate of 0.3 percent on transactions up to €153,000 and at a rate of 0.15 percent thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse. In addition, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See “—Taxation—French Taxation—Taxation on Sale or Disposal of Shares” below.

Requirements for Holdings Exceeding Certain Percentages.

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

     In addition, our by-laws provide that any person who, directly or indirectly, acting alone or in concert with others, becomes the owner of more than 2.5 percent, or any subsequent multiple of 2.5 percent up to 50 percent, of our share capital or voting rights, or whose holdings fall below any such percentage, shall be required to notify us of such fact within five trading days of such acquisition by registered mail. Failure to comply with such notification provisions will result in the suspension for up to two years of the voting rights attached to the excess of the relevant threshold if requested in the minutes of a shareholders’ meeting by one or more shareholders holding equity securities representing at least 2.5 percent of our share capital or voting rights.

Purchase of Our Own Shares.

     Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares in accordance with French and EU law. Our general meeting of shareholders held on June 8, 2005, authorized the Board to implement a share repurchase program (which will permit us to repurchase our shares for the purposes detailed above) limited to 10 percent of our share capital. We may also repurchase shares according to this authorization in the context of a tender offer, within the same limit of 10% of our share capital. This authorization expires on the annual ordinary general meeting of shareholders convened to approve the accounts for the 2005 fiscal year. We may not buy shares at a price exceeding €50 per share (transaction fees excluded) or above a maximum aggregate amount of €400 million. At such meeting, our shareholders also authorized our Board of Directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period. These authorizations replace the ones that were granted by our shareholders at the general meeting of shareholders on June 2, 2004. No shares were repurchased under the authorizations of June 2, 2004.

     The June 8, 2005 authorizations permit us to:

•	increase the profitability of shareholder’s equity and the earnings per share by canceling such acquired shares, with approval of our shareholders at an extraordinary meeting;

•	deliver shares in payment or in exchange, particularly in the case of external growth;

•	stimulate the market of our shares by means of a liquidity contract with an independent investment firm with a code of business ethics recognized by the AMF;

•	provide shares to our employees under a profit-sharing plan, a stock option plan or as a free attribution of shares; or

•	remit shares upon exercise of rights attached to securities granting access to our share capital.

     Under French law we may not, directly or through a person acting on our behalf, own more than 10 percent of our outstanding share capital or, if we have different classes of shares, more than 10 percent of the shares in each class. We may acquire up to 10 percent of our share capital pursuant to an authorization granted by our shareholders, for a period which may not exceed 18 months, in connection with a corporate share repurchase program, provided that our shares are listed on Eurolist, subject to the filing of a Note d’information that has received a visa of the AMF and the approval from the shareholders at an ordinary meeting.

     We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preemptive subscription rights attached to them.

     The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

Trading in Our Own Shares.

     Pursuant to regulations of the European Union and the AMF, we may not trade in our own shares for purposes of manipulating the market. In order for trades to be valid according to the applicable regulations:

•	we must not, when executing trades under a buy-back program, purchase shares at a price higher than the highest price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

•	when purchasing our own shares through derivative financial instruments, the exercise price of those derivative financial instruments shall not be above the higher of the price of the last independent trade and the highest current independent bid;

•	we may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure must be based on the average daily volume traded in the month preceding the month of public disclosure of that program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

     In addition, in order to benefit from the exemption provided by applicable regulations, we may not, during any participation in a buy-back program, engage in the following:

•	selling of our own shares during the life of the program, subject to certain exceptions;

•	trading in our own shares during a 15-day period before the date on which we make our consolidated, annual and intermediary accounts public;

•	trading in our own shares if we become aware of information that, if disclosed, would have a significant impact on the market price of our securities, until such information is made public.

     These requirements do not apply if:

•	we have a time-schedule buy-back program in place; or

•	the buy-back program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to our shares independently of, and without influence by, us with regard to the timing of the purchases.

     Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose, by means of a press release posted on the AMF website, no later than the seventh trading day following the date of execution, any transactions pursuant to an ongoing buy-back program.

     In addition, as the case may be, we will periodically disclose, at least monthly, specified information regarding buy-back transactions.

Ownership of Shares or ADSs by Non-French Residents

     Under French law, there is normally no limitation on the right of non-French residents or non-French security holders to own, or, where applicable, to vote securities of a French company.

C. Material Contracts.

     For a discussion of material contracts between IBM and our Company, see “Item 3D: Risk Factors,” “Item 4B: Business Overview” and “Item 5A: Operating Results.”

D. Exchange Controls.

     Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-French resident be handled by an accredited intermediary. In France, all credit establishments, including all registered banks, are accredited intermediaries.

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

     If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% (1.1% from 2006 on) registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3,049 per transfer, or €4,000 from 2006 on), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

     Taxation of Dividends. In France, dividends are paid out of after-tax income. French residents were entitled to a tax credit, known as the avoir fiscal, in respect of dividends distributed by our Company in 2003.

     Pursuant to the French Budget Law for 2004 (No. 2003 1311 dated December 30, 2003), French non-individual shareholders will not be entitled, as of January 1, 2005, to use the avoir fiscal received with respect to distributions paid in 2004. French individual shareholders will not be entitled to the avoir fiscal with respect, only, to distributions paid from 2005 on.

     However, French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Corporate shareholders are not entitled to this newly implemented tax credit.

     Thus, dividends paid by Dassault Systèmes to French individual residents in 2004 will generally carry an avoir fiscal equal to 50% of the distribution that may be used by such holders in 2005. French non-individual shareholders will not be entitled to use in 2005 any avoir fiscal attached to distributions made by us in 2004.

     Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the French tax credits (i.e., the avoir fiscal until 2004, and from 2005 on, the new tax credit).

     Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.

     Certain tax treaties further provide for a refund of the avoir fiscal or similar tax credit to certain non-residents.

     When a treaty does not provide for the refund of the avoir fiscal, or when a shareholder, while entitled to the benefits of a treaty is not entitled to the refund of the avoir fiscal, such shareholder may claim a refund of the précompte (tax of 50% of dividends carrying an avoir fiscal paid by French companies on dividends paid out of profits which have not been taxed at the ordinary income tax rate or which have been earned and taxed more than five years before the distribution).

     The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), to the extent, however, that the avoir fiscal is available.

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon	Ghana Iceland India Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg	Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway	Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine	United Kingdom United States Venezuela Territoires d’Outre-Mer & other territories: Mayotte New Caledonia Saint-Pierre et Miquelon

     Dividends paid in 2004. If you are entitled to the benefits of a treaty that provides for the refund of the avoir fiscal, you may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if you established your entitlement to such reduced rate before the date of payment.

     Furthermore, if you are entitled to a refund of the avoir fiscal under your relevant tax treaty, you can claim for such a refund on distributions made by our Company in 2004, to the extent only, that you are an individual.

     Finally, any précompte paid in cash by our Company in 2004, should be refunded to you if you are entitled to such refund under your relevant tax treaty, provided, however, that you filed your claim for such refund before January 1, 2005.

     Dividends to be paid from 2005 on. As to dividends to be paid from 2005 on to non-residents benefiting from the provisions of a tax treaty (regardless of whether the treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate), provided, however, that these non-residents establish their entitlement to such reduced rate before the date of payment by providing a certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

     However, the French tax authorities have not issued guidelines yet to confirm whether non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal will be entitled to the refund of the new tax credit described above with respect to distributions paid from 2005 on.

     Estate and Gift Tax. France imposes estate and gift tax on securities issued by French and non-French companies acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or may obtain a tax credit. Prospective investors in shares should consult their own advisors concerning the applicability of French estate and gift tax to their holding of our shares and the availability of, and the conditions for claiming exemption or tax credit under, such a treaty.

     Wealth Tax. In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of a non-French resident individual investors owning directly or indirectly less than 10% of our share capital, provided that these shares do not enable their holder to exercise influence on our Company.

Taxation of U.S. Investors

     The following is a general summary of the material U.S. federal income tax and French tax consequences to a U.S. holder who is a beneficial owner of our ADSs or shares and (a) who owns, directly, indirectly or by attribution, less than 10% of our capital or our voting stock; (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; (c) who is entitled to the benefits of the Treaty (as defined below) under the “Limitation on Benefits” article contained in the Treaty; (d) who holds the ADSs or shares as capital assets and (e) whose functional currency is the U.S. dollar (a “U.S. Holder”). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds our ADSs or shares, the Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or shares. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt entities, regulated investment companies, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, dealers in securities or currencies, persons holding the ADSs or shares as part of a straddle or a hedging or a conversion transaction and persons who acquired their ADSs or shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. Because this is a general summary, U.S. Holders are advised to consult their own tax advisors with respect to the ownership and disposition of ADSs and shares.

     The statements of U.S. and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on current U.S. and French tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date, which may have retroactive effect. In this regard, the Treaty refers to the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, which entered into force on December 30, 1995, and any protocols thereto.

Taxation of Dividends

     Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the Treaty in accordance with the procedures described below.

     Dividends paid in 2004. Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the avoir fiscal (net of the 15% withholding tax with respect to dividends paid in 2004 by our Company, if he or she attests that he or she is subject to U.S. Federal income taxes on the payment of the avoir fiscal and the related dividend (an “Eligible U.S. Holder”).

     U.S. Holders, other than Eligible U.S. Holders, are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004. In particular, certain entities (U.S. Pension Funds and certain other tax exempt entities) that could benefit from a partial transfer of the avoir fiscal with respect to dividends paid until December 31, 2003, are no longer entitled to their partial avoir fiscal with respect to dividends that our Company paid as of January 1, 2004.

     Such U.S. Holders who are not Eligible U.S. Holders, should, nonetheless be entitled to the refund of any précompte tax paid in cash by our Company with respect to dividends paid in 2004, subject to certain formalities described below.

     Generally, dividends paid to an Eligible U.S. Holder in 2004 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if (i) such Holder duly completed and provided the French tax authorities with Treasury Form RF 1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend, or (ii) if completion of the Form was not possible prior to the payment of dividends, such Holder duly completed and provided the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such Holder was a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the ADSs or shares was not effectively connected with a permanent establishment of fixed base in France, (c) such Holder owned all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such Holder met all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claimed the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary was given sufficient time to file such From or Certificate with the French tax authorities before the date of payment.

     Dividends paid in 2004 to a U.S. Holder that was not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) but was entitled to the reduced rate of withholding tax, were subject to French withholding tax at the reduced rate of 15%; provided, however, that such Holder filed French Treasury Form RF1 B EU-No. 5053 with the French tax authorities before the date of payment of the dividends.

     If a U.S. Holder had not filed a completed Form or, where applicable, the Certificates, before the dividend payment date, our Company withheld French withholding tax at the rate of 25%. Such Holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Form before December 31 of the second year following the year during which the dividend was paid.

     Please note that an Eligible U.S. Holder that had not filed a completed Form or Certificate before the dividend payment date may claim the avoir fiscal attached to dividends paid by our Company in 2004 only until December 31, 2005 by completing and providing the French tax authorities with the Form. Please note further that U.S. Holders other than Eligible U.S. Holders, may obtain a refund of the précompte attached to dividends paid by our Company in 2004 if they have filed Treasury Form RF 1 B EU 5053 prior to January 1, 2005.

     In all cases, any avoir fiscal is generally paid to Eligible U.S. Holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

     Dividends paid from 2005 on. Dividends paid from 2005 on to U.S. Holders benefiting from the reduced rate of the dividend withholding tax under the Treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the US Holder provides before the dividend payment date a simplified certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

     If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Simplified Certificate before the dividend payment date, our Company will withhold the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.

     The Form or, where applicable, the Certificate, or Simplified Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service (the “IRS”). The Depositary shall arrange for the filing with the French tax authorities of all Forms, Certificates or Simplified Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

     For U.S. federal income tax purposes, the gross amount of any distribution (and any avoir fiscal or French tax credit paid to a U.S. Holder, including any French withholding tax thereon) will be taxable as ordinary dividend income to a U.S. Holder, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs. No dividends received deduction will be allowed to corporate U.S. Holders with respect to dividends paid by us. For foreign tax credit limitation purposes, such dividends generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or in the case of certain U.S. Holders, “general category income.” The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not recognize any foreign currency gain or loss upon conversion. If the euros are not converted in to U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Such U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent conversion or other disposition of the euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

     If a U.S. Holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. The difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for the taxable years beginning after 2004, an accrual method U.S. Holder may elect to translate French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.

     French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on any related payment of avoir fiscal or French tax credit is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax or a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

     The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

     For U.S. federal income tax purposes, the gross amount of the précompte including French withholding tax paid to a U.S. Holder will be includible in gross income as ordinary income. Such amounts generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros on the date the précompte is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder of shares who does not convert the euros into U.S. dollars on the date of receipt generally will be required to recognize U.S. source ordinary income or loss upon the subsequent sale or other disposition of the euros.

     Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified investment income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain minimum requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes. The U.S. Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of ADSs and shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. Holder of ADSs or shares is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

     For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other disposition of ADSs or shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the ADS or shares. This capital gain or loss will be U.S. source gain or loss, and generally will be treated as a long-term capital gain or loss if the Holder’s holding period in the ADSs or shares exceeds one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     The deposit or withdrawal of shares for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the 2004 taxable year for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs or shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs or shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

French Estate and Gift Taxes

     Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax unless (i) the donor or the transferor is domiciled in France at the time of the making of the gift, or at the time of his or her death, or (ii) the ADSs or shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

     The French wealth tax generally does not apply to the ADSs or shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

United States Information Reporting and Backup Withholding

     Dividend payments made to a Holder and proceeds paid from the sale, exchange, or other disposition of ADSs or shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

Item 11: Quantitative and Qualitative Disclosures About Market Risk

     Our overall risk management policy is based upon the prudent management of our market risks, primarily foreign currency exchange risk and interest rate risk. Our programs with respect to the management of these risks, including the use of hedging instruments, are discussed below. Our exposure to these risks may change over time and there can be no assurance that the benefits of our risk management policies will exceed the related costs. Such changes could have a materially adverse impact on our financial results.

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

     To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially offset by our U.S. dollar expenses. Our net exposure in Japanese yen is more significant. In 2004, revenue denominated in U.S. dollars represented approximately 33% of total revenue, compared with 40% in 2003 and 40% in 2002, after taking into account the monthly conversion by IBM of royalties coming from end purchaser payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 35% of total operating expenses in 2004, compared with 37% in 2003 and 38% in 2002.

     As a result, our net operating exposure to U.S. dollars was limited to €67 million in 2004 (8% of our revenue), and this exposure was in part hedged through market instruments at a level of €5 million, as further described below.

     Even if our U.S. dollar-denominated revenues and U.S. dollar-denominated expenses are relatively comparable in amount, sudden or meaningful fluctuations in the value of the U.S. dollar compared to the euro can have a significant impact on our operating income. The U.S. dollar depreciated approximately 9% and 20% against the euro in 2004 and 2003, respectively. In 2004 and 2003, U.S. dollar depreciation had a significant negative impact on our operating income. In 2004 and 2003, the Japanese yen depreciated 3% and 11% against the euro, respectively, compared to the respective preceding year, with a negative impact on our operating income.

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

     We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out by the parent company and all hedging transactions and our net exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2004, our revenue, operating expenses and net position before and after hedging denominated in U.S. dollars, Japanese yen together with Korean won and other currencies, principally the euro.

	Year ended December 31, 2004
	U.S. dollars	Japanese yen and Korean Won	Euro and others
	(in thousands)
Revenue	262,862	163,293	370,397
Operating expenses	195,840	48,452	322,469
Net position	67,022	114,841	47,928
Hedge(1)	4,504	38,821	—
Net position after hedge	62,518	76,020	47,928

(1)	Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

     The following table presents the notional amount and market value of financial instruments at December 31, 2004 and 2003:

	Year ended December 31,
	2004		2003
	Notional	Market	Notional	Market
	amount	value	amount	value
	(in thousands of euro)
Call USD/euro	—	—	1,979	—
Digital JPY/euro(1)	—	—	—	—
Collars USD/euro	—	—	35,629	3,441
Collars JPY/euro(1)	—	—	41,468	7,893
Forward exchange contract USD/euro	39,644	753	10,821	1,454
Forward exchange contract JPY/euro(1)	—	—	—	—

(1)	“JPY” means Japanese yen.

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

     Interest rate risk. With the exception of a change in the general economic environment, which is difficult to assess, we believe that our revenue and earnings, before financial income, were not materially affected by changes in interest rates in 2004. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue.

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

     In 2004, for cash management purposes, we did not invest in any common shares or any funds investing primarily in common shares. Our financial results are therefore not directly linked to stock market variations.

     Taking into account the low interest rates and our net financial position, we did not subscribe to any interest rate hedging products during 2004.

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

Item 15: Controls and Procedures

     Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of December 31, 2004. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective.

     In 2004, we continued the process of implementing additional measures relating to our internal controls over financial reporting (“internal controls”), in order to meet new requirements under French law and in preparation for the additional requirements of the rules implemented pursuant to the Sarbanes-Oxley Act of 2002. These measures include a project designed to promote, structure and systematize the evaluation of our internal controls launched in the fourth quarter of 2003 and continued throughout 2004 and into 2005. As part of this project, we are using the principles developed by the Treadway Commission in 1992, known as COSO (Commission of Sponsoring Organizations), to organize our internal controls framework around five major areas: a control environment; risk assessment; control activities; communications and information processes; and management of control activities.

Item 16: [RESERVED]

Item 16A: Audit Committee Financial Expert

     The Board of Directors has determined that Paul Brown, Audit Committee member and independent member of our Board of Directors, is an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002 and Item 16.A of Form 20-F.

Item 16B: Code of Ethics

     The Company has adopted a code of ethics that applies to its Chief Executive Officer, all Executive Vice Presidents (including the Chief Financial Officer), the Controller and the Group Accounting and Consolidation Manager, the internal auditor as well as the Chief Executive Officers and Chief Financial Officers of the main Dassault Systèmes Group companies. This code of ethics is incorporated by reference to Exhibit 11 to our 2003 annual report on Form 20-F, filed on June 30, 2004.

Item 16C: Principal Accountants Fees and Services

     Deloitte & Associés (previously called Deloitte Touche Tohmatsu) and Ernst & Young Audit have served as the Company’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The Audit Committee recommends to the Board of Directors the appointment and termination of the auditors annually, subject to approval by shareholders at the Annual General Meeting.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Associés and Ernst & Young Audit to the Company in 2004 and 2003.

	Deloitte & Associés				Ernst & Young Audit
			Percentage of				Percentage of
	Fee Amount		Total Fees		Fee Amount		Total Fees
	2004	2003	2004	2003	2004	2003	2004	2003
	(in euro, except percentages)
Audit fees(1)	€579,205	€707,766	60.2%	76.4%	€487,522	€290,321	92.3%	94.5%
Audit-related fees(2)	206,347	17,000	21.4%	1.8%	—	17,000	—	5.5%
Tax fees(3)	176,875	201,852	18.4%	21.8%	40,890	—	7.7%	—
All other fees	—	—	—	—	—	—	—	—
Total	962,427	926,618	100.0%	100.0%	528,412	307,321	100.0%	100.0%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF).

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and the application of new accounting pronouncements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals.

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

     During 2004, none of Audit-Related Fees, Tax Fees and all Other Fees provided to us by Deloitte & Associés and by Ernst & Young Audit were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D: Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not purchase any of our common shares in 2004. We currently hold 309,973 of our common shares in treasury pursuant to repurchases made in prior years. We have not announced any additional repurchase programs.

PART III

Item 17: Financial Statements

     Not applicable.

Item 18: Financial Statements

     The following financial statements, together with the report of Deloitte & Associés and Ernst & Young Audit thereon, are filed as part of this Annual Report on Form 20-F.

Consolidated Financial Statements

Item 19: Exhibits

1.1	Dassault Systèmes’ by-laws amended through June 8, 2005 (Unofficial English translation).

†4(a).1
Amendment 144, dated June 2, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).2
Amendment 145, dated July 6, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).3
Amendment 146, dated September 2, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).4
Amendment 147, dated October 18, 2004, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

†4(a).5
Amendment 149, dated January 4, 2005, to the Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes*.

**4(c).1	Incorporated by reference.

***11	Incorporated by reference.

12.1	Certification of Bernard Charlès, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Thibault de Tersant, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Executive Vice President and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)	Consent of Ernst & Young Audit and Deloitte & Associés as Independent Registered Public Accounting Firms of Dassault Systèmes.

For a list of our subsidiaries, see Note R to our consolidated financial statements for the year 2004.

†	Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	The IBM Agreement was filed as Exhibit 10.1 to Amendment No. 1 to our Form F-1 Registration Statement (Registration No. 333-04970), which was filed with the Securities and Exchange Commission on June 24, 1996.

**	The relevant portions of the minutes from the September 23, 2003 Board of Directors meeting and Mr. Charlès’s amended employment contract were filed as Exhibits 4(c).1 and 4(c).2 to our 2003 annual report on Form 20-F, which was filed with the Securities and Exchange Commission on June 30, 2004.

***	The Code of Ethics was filed as Exhibit 11 to our 2003 annual report on Form 20-F, which was filed with the Securities and Exchange Commission on June 30, 2004.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTÈMES S.A.
Date: June 28, 2005	/s/ Thibault de Tersant
Thibault de Tersant
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dassault Systèmes
Suresnes, France:

     We have audited the accompanying consolidated balance sheets of Dassault Systèmes as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dassault Systèmes as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Paris La Défense and Neuilly-sur-Seine, France, June 24, 2005

Ernst & Young Audit	Deloitte & Associés

Represented by	Represented by

Jean-Marc MONTSERRAT	Philippe MOURARET

DASSAULT SYSTÈMES

CONSOLIDATED BALANCE SHEETS

	December 31,
(All amounts in thousands except share amounts)	2004	2003
Assets
Current assets:
Cash and cash equivalents (Note F)	€541,140	€419,572
Short-term investments (Note G)	11,730	20,102
Trade accounts receivable, net of allowance for doubtful accounts of €5,481 in 2004 and €7,477 in 2003	237,797	227,579
VAT receivable	9,468	6,732
Prepaid expenses and advances	14,756	9,595
Financial instruments	—	7,226
Income tax receivable	5,397	12,664
Deferred tax assets (Note E)	19,039	31,634
Other current assets	50,655	32,446

Total current assets	889,982	767,550

Property and equipment, at cost:
Land	5,680	6,037
Buildings	27,188	29,801
Computer equipment	54,581	57,885
Office furniture and equipment	19,251	18,257
Leasehold improvements	31,439	27,899

	138,139	139,879
Less accumulated depreciation and amortization	(80,956)	(83,340)

Property and equipment, net (Note H)	57,183	56,539
Other non-current assets (Note J)	22,038	39,507
Investment in equity of unconsolidated affiliates	771	475

Deferred tax assets (Note E)	25,419	19,292
Other intangible assets (less accumulated depreciation of €91,854 in 2004 and €92,616 in 2003), net (Note I)	10,662	7,323
Goodwill (Note I)	93,096	73,804

Total assets	€1,099,151	€964,490

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED BALANCE SHEETS

	December 31,
(All amounts in thousands except share amounts)	2004	2003
Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	€47,474	€42,264
Accrued wages and other personnel costs	59,673	54,212
Sales incentive payable (Note P)	21,051	15,787
Unearned revenue	112,242	85,188
Income taxes payable	16,814	21,258
Current portion of long-term obligations	10,496	10,713
VAT and sales tax payables	6,939	6,551
Deferred tax liabilities (Note E)	7,416	4,937
Accrued expenses and other current liabilities	16,674	21,542

Total current liabilities	298,779	262,452

Long-term obligations:
Capital lease (Note K)	2,055	4,205
Employee profit sharing (Note L)	18,986	19,261
Pension and post retirements benefits (Note M)	13,723	10,688
Deferred tax liabilities and other (Note E)	6,359	10,206

Total long-term obligations	41,123	44,360
Commitments and contingencies (Note N)

Shareholders’ equity:
Share capital, par value Euro 1,113,786,411 shares authorized and issued and 113,473,969 shares outstanding at December 31, 2004, and 113,403,665 shares authorized and issued and 113,044,227 shares outstanding at December 31, 2003 (Note O)	113,786	113,404
Additional paid-in capital	77,107	66,694
Retained earnings — unrestricted	632,346	514,363
Retained earnings — restricted (Note O)	11,457	11,457
Accumulated other comprehensive loss	(75,447)	(48,240)

Total shareholders’ equity	759,249	657,678

Total liabilities and shareholders’ equity	€1,099,151	€964,490

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
(All amounts in thousands, except per share data)	2004	2003	2002
Revenue :
New licenses revenue	€312,103	€307,096	€347,084
Recurring licenses and product development revenue	358,840	338,469	322,802

Software revenue (Note C)	670,943	645,565	669,886

Services and other revenue	125,609	109,258	104,229

Total revenue	796,552	754,823	774,115

Cost of revenue :
Software	(21,688)	(21,664)	(24,448)
Services and other	(100,988)	(89,793)	(96,413)

Total cost of revenue	(122,676)	(111,457)	(120,861)

Gross profit	673,876	643,366	653,254

Research, selling and administrative expenses :
Research and development	(221,860)	(215,609)	(221,563)
Marketing and sales	(173,713)	(162,414)	(169,653)
General and administration	(47,118)	(46,679)	(47,908)
Amortization of acquired technology	(1,394)	(5,925)	(11,098)

	(444,085)	(430,627)	(450,222)

Operating income	229,791	212,739	203,032

Equity in net income of unconsolidated affiliates, net of tax	704	419	214
Financial revenue and other, net (Note D)	6,763	(855)	2,545

Income before income taxes	237,258	212,303	205,791

Income tax expense (Note E)	(80,840)	(76,884)	(79,376)

Net income	€156,418	€135,419	€126,415

Basic net income per share (Note O)	€1.38	€1.20	€1.11
Diluted net income per share (Note O)	€1.35	€1.18	€1.09

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(All amounts in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	€156,418	€135,419	€126,415
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	14,884	15,302	19,051
Amortization of intangible assets	3,143	7,751	13,999
Deferred income taxes	3,953	(10,920)	(8,004)
Tax benefits from employee stock plans	2,421	814	5,254
Non-cash stock-based compensation	—	—	3,636
Other	810	532	3,793
Changes in current assets and liabilities:
(Increase) in trade accounts receivable	(21,942)	(5,093)	(29,221)
(Increase) decrease in other current assets	(9,314)	2,205	10,929
Increase (decrease) in accounts payable and accrued expenses	20,536	12,432	(2,792)
Increase (decrease) in income taxes payable	4,010	6,117	(19,967)
Increase in sales incentive payable	5,404	577	2,829
Increase in unearned revenue	34,594	4,376	19,870
Increase (decrease) in other current liabilities	(6,035)	7,862	(3,028)

NET CASH PROVIDED BY OPERATING ACTIVITIES	208,882	177,374	142,764

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, equipment and intangibles	(26,801)	(19,236)	(20,427)
Purchases of short-term investments	(198)	(63,962)	(10,351)
Proceeds from sales and maturities of investments	7,787	58,029	—
Payment for acquisitions, net of cash acquired	(4,087)	(6,085)	(29,923)
Proceeds from sale of Revit investment	—	—	10,088
Increase in long-term receivables	(5,769)	(13,670)	(25,601)
Other	3,097	(270)	216

NET CASH USED IN INVESTING ACTIVITIES	(25,971)	(45,194)	(75,998)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of treasury stock	—	(29,450)	—
Proceeds from exercise of stock options	9,272	4,458	4,149
Repurchase of SolidWorks stock options, net	(14,362)	—	—
Cash dividends paid	(38,435)	(37,225)	(37,601)
Payments on capital lease obligations	(1,898)	(211)	(1,643)

NET CASH USED IN FINANCING ACTIVITIES	(45,423)	(62,428)	(35,095)

Effect of exchange rate changes on cash	(15,920)	(22,172)	(22,815)

Increase in cash and cash equivalents	121,568	47,580	8,856

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	419,572	371,992	363,136

CASH AND CASH EQUIVALENTS AT END OF PERIOD	€541,140	€419,572	€371,992

SUPPLEMENTAL DISCLOSURE
Income taxes paid	€69,684	€76,452	€97,922
Cash interest paid	€1,414	€1,696	€1,295

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Share capital
	Share capital issued		outstanding				Other items of
	Number of	Stated	Number of	Paid in	Retained earnings		comprehensive
	Shares	value	shares	capital	Unrestricted	Restricted	Income / (loss)	Total
	(All amounts in thousands, except number of shares)
January 1, 2002	114,446,171	114,446	113,943,754	76,555	327,420	11,392	21,065	550,878

Net income					126,361	54		126,415
Other items of comprehensive income Available for sale securities							3,017	3,017
Net derivative gains on cash-flow hedges							9,718	9,718
Minimum pension liability							(384)	(384)
Foreign currency translation adjustment							(36,630)	(36,630)

Comprehensive income								102,136

Exercise of stock options (Note O)	124,670	125	235,677	3,833				3,958
Other stock transaction				3,636				3,636
Tax benefits (Note E)				5,254				5,254
Cash dividends paid					(37,601)			(37,601)

December 31, 2002	114,570,841	114,571	114,179,431	89,278	416,180	11,446	(3,214)	628,261

Net income					135,408	11		135,419
Other items of comprehensive income Net derivative losses on cash-flow hedges							(6,485)	(6,485)
Minimum pension liability							(361)	(361)
Foreign currency translation adjustment							(38,180)	(38,180)

Comprehensive income								90,393

Exercise of stock options (Note O)	208,025	208	239,997	4,677				4,885
Purchase of treasury stock	(1,375,201)	(1,375)	(1,375,201)	(28,075)				(29,450)
Tax benefits (Note E)				814				814
Cash dividends paid					(37,225)			(37,225)

December 31, 2003	113,403,665	113,404	113,044,227	66,694	514,363	11,457	(48,240)	657,678

Net income					156,418			156,418
Other items of comprehensive income Available for sale securities							(444)	(444)
Net derivative losses on cash-flow hedges							(4,666)	(4,666)
Minimum pension liability							(150)	(150)
Foreign currency translation adjustment							(21,947)	(21,947)

Comprehensive income								129,211

Exercise of stock options (Note O)	382,746	382	429,742	10,181				10,563
Other stock transaction				(2,189)				(2,189)
Tax benefits (Note E)				2,421				2,421
Cash dividends paid					(38,435)			(38,435)

December 31, 2004	113,786,411	113,786	113,473,969	77,107	632,346	11,457	(75,447)	759,249

See accompanying notes to consolidated financial statements.

DASSAULT SYSTÈMES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

NOTE — A. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business.

     Dassault Systèmes S.A. and its subsidiaries (the “Company”) is a leading developer of world-class software solutions using three-dimensional (3D) digital technology. The Company’s strategic mission is to provide software solutions and services that enable its customers to create more innovative, higher quality products, develop products more quickly to satisfy market demand, enable 3D collaboration in product development, create and manufacture products more cost effectively, and develop products that better preserve the environment both during their production and when in service.

     The Company operates in two segments, the “Process-centric” segment and the “Design-centric” segment. The “Process-centric” segment is dedicated to Product Lifecycle Management (“PLM”) software solutions. PLM solutions are organized around four of the Company’s brands: CATIA for product design, DELMIA for digital manufacturing, and ENOVIA and SMARTEAM for product management and collaboration. In addition, through its wholly-owned subsidiary Spatial, the Company distributes its PLM infrastructure under the name of Component Application Architecture (CAA) V5 development platform. CATIA, ENOVIA and SMARTEAM solutions are marketed, distributed, and supported worldwide by International Business Machines Corporation (“IBM”). The “Design-centric” segment is dedicated to customers primarily focused on product design solutions. The Company’s design-centric solutions complement its PLM software applications in reaching a far larger number of potential users. The Company primarily addresses the mainstream, design-centric market with its SolidWorks brand. Its products and solutions are designed to capitalize on the significant migration opportunity of 2D users to 3D design.

     In addition to the development and distribution of software products, the Company also provides services related to its software products and solutions and obtains other revenue from its support of IBM marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

Basis of Presentation and Consolidation.

     The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Company also prepared separate financial statements in conformity with the generally accepted accounting principles in France. Differences between these two sets of financial statements are summarized in Note U.

     The consolidated financial statements include the accounts of Dassault Systèmes S.A. and its subsidiaries. Intercompany transactions and balances have been eliminated.

     Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method.

     As of December 31, percentage of capital and voting rights of the Company were as follows:

	Year ended December 31,
	Voting rights			Capital rights
	2004	2003	2002	2004	2003	2002
French State	—	—	14.6%	—	—	15.6%
GIMD (“Groupe Industriel Marcel Dassault”)	43.7%	42.4%	42.0%	44.6%	45.1%	44.7%
Mr. Charles Edelstenne, Chairman of the Company	12.2%	12.7%	12.5%	6.7%	6.8%	6.7%
Other	44.1%	44.9%	30.9%	48.7%	48.1%	33.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Revenue Recognition.

     The Company derives revenues from three primary sources: (1) its marketing and distribution agreement with IBM, (2) new software licenses, maintenance and product development, which includes software license updates, technical support and the development of additional functionalities of standard products requested by clients, and (3) services and other, which includes consulting and training services.

     Marketing and distribution agreement with IBM — Under the Company’s agreement with IBM, the Company licenses its products to IBM who then sublicenses the products to end-users. The Company provides maintenance to IBM but does not contract directly with IBM customers. In addition, the Company provides training to IBM employees for new product releases, participates with IBM in a worldwide marketing arrangement and is involved in other product development initiatives for both the Company and IBM products.

     Royalties under this arrangement are earned as revenue is recognized by IBM from its sublicensing of the products and services and are included in software revenue based on information provided by IBM. In general, this results in recognition of license royalties when IBM sublicenses software to end-users and Postcontract Customer Support (“PCS”) royalties over the period during which IBM is required to provide support to end-users. Royalty payments are generally made within 30 days after the end of the month in which the royalties are earned. The reporting of IBM activity is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences which may have occurred in the monthly reporting process during the preceding year. Such differences nearly always result from interim reporting which occasionally either overstates or understates the number of software license transactions to a group or groups of end-user customers. The Company monitors possible differences based upon historical trends and known specific situations, and defers the recognition of revenue from IBM based upon its estimate of adjustments that will ultimately be made.

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

     New Software License, Maintenance and Product Development Revenue — New software license revenues represent all fees earned from granting customers licenses to use our software. Our new software license revenues consist of perpetual and term license sales of software products. New software license revenues are recognized when: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenues until the criteria are met. Revenue related to the licensing of software through value-added-resellers (VAR) is recognized when notice of delivery to an end-user customer is provided to the Company, assuming all other revenue recognition criteria have been met.

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

     Product development revenues relate to the development of additional functionalities of standard products requested by clients and are recognized as the services are performed.

     Revenues under multiple-element arrangements, which typically include new software licenses and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or “VSOE”). Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. If VSOE of one or more undelivered elements cannot be established, the entire amount of revenue from the arrangement is deferred and recognized when delivery of those elements occurs or when VSOE can be established.

     Services and Other — Professional services revenues consist of fees from consulting services and training. Services revenues are recognized as the services are performed. Revenue derived from hardware resale activities is recognized upon delivery.

Computer Software Costs / Research and Development.

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

Cash and Cash Equivalents and Short-Term Investments.

     The Company considers marketable debt securities with maturities of less than 90 days when acquired, deposits with banks, and investments in money market mutual funds which include monetary Société d’Investissement à Capital Variable (“SICAV”) and Fonds Communs de Placement (“FCP”) to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired are considered to be short-term investments and are accounted for at carrying value which approximates fair value based on quoted market price at December 31, 2004 and 2003. All of the Company’s short-term investments are classified as available-for-sale. The cost of securities sold is based on the specific identification method.

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

Goodwill and Intangible Assets.

     Goodwill, which is equal to the fair value of consideration paid in excess of the fair value of the net assets purchased, has been recorded in conjunction with several of the Company’s purchase business combinations. Beginning in fiscal year 2002 with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but instead tested for impairment at least annually.

     Intangible assets primarily include acquired technology, patents and trademarks. Costs related to acquired technology, patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives (generally 18 months to 5 years).

Foreign Currency Adjustments.

     The functional currency of the Company’s foreign subsidiaries is the applicable local currency, while the Company’s reporting currency is the euro. Assets and liabilities with functional currencies other than the euro are translated into euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly exchange rates for the year. Translation gains or losses are recorded as a separate component of shareholders’ equity and transaction gains and losses are reflected in net income.

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

     The Company accounts for its derivative instruments under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions are deferred and recorded as a component of accumulated other comprehensive income until the hedged forecasted transaction occurs and is recognized in earnings. The change in fair value of derivatives designated as cash-flow hedges is reported as a component of other comprehensive income until the hedged item is recognized in earnings.

Income Taxes.

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from its future taxable income, and to the extent the Company believes that recovery is not likely, it establishes a valuation allowance. The Company considers historical taxable income, estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. Adjustments could be required in the future if the Company determines that the amount to be realized is greater or less than the valuation allowance it has recorded.

Shipping and Handling.

     Shipping and handling costs related are included in cost of sales for all periods presented.

Advertising Costs.

     Advertising costs are expensed as incurred. Advertising expenses were €13.8 million, €12.8 million and €14.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Pension Benefits.

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

Information about Operating Segments.

     The Company reports its segments and related information in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources.

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

Stock Option Plans.

     The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for stock issued to employees” (“APB 25”) and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation cost, over the vesting period, when the options granted under those plans have an exercise price lower than the market value of the underlying stock on the date of grant.

     In addition, the Company applies the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options:

	Year Ended December 31,
(in thousands except per share amounts)	2004	2003	2002
Net Income:
As reported	€156,418	€135,419	€126,415
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	—	—	3,636
Less: Stock-based employee compensation expense determined under fair value based method, net of related tax effect	(9,749)	(55,506)	(54,300)

Pro forma	€146,669	€79,913	€75 751

Basic net income per share
As reported	€1.38	€1.20	€1.11
Pro forma	€1.30	€0.71	€0.66

Diluted net income per share
As reported	€1.35	€1.18	€1.09
Pro forma	€1.26	€0.70	€0.65

     The fair value of stock options granted in 2003 and 2002 (no options were granted in 2004) is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2003	2002
Weighted-average expected life (years)	3.7	3.5
Expected volatility rates	60%	58%
Expected dividend yield	1.4%	0.0%
Risk-free interest rate	3.3%	3.9%

Marketable Securities.

     Marketable securities are classified as available-for-sale and initially recorded at their acquisition cost and adjusted to current market value. Net unrealized gains and losses on marketable securities classified as available-for-sale are credited or charged to other comprehensive income. If it is considered that a decline in market value is other-than-temporary, the security is considered impaired and the difference between cost and current market value is recorded as an expense in the statement of income.

Reclassifications.

     Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Recently Issued Accounting Standards.

     In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     Statement 123(R) must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company expects to adopt Statement 123(R) on January 1st, 2006.

     The Company plans to adopt Statement 123(R) using the modified prospective method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

     As permitted by Statement 123, the Company currently accounts for share-based payments to employees using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note A to our consolidated financial statements.

NOTE — B. BUSINESS COMBINATIONS

     In June 2004, the Company acquired a 60% interest in RAND North America (“Rand NA”) for €8.5 million, substantially most of which was offset against existing receivables from RAND. As a result of this transaction, an amount of €6.1 million was recorded in goodwill. Rand NA, an IBM Business Partner, is dedicated to sales of the Company’s Product Lifecycle Management software in North America.

     In May, 2003, the Company acquired an interest in Athys, a work cell control software company based in Grenoble (France), for €3.3 million, paid in cash. As a result of this transaction, an amount of €4.5 million was recorded in goodwill.

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

NOTE — C. SOFTWARE REVENUE

     Software revenue was comprised of new license revenue of €312,103,000, €307,096,000, and €347,084,000, periodic license and maintenance fees of €343,193,000, €331,975,000, and €320,102,000, and product development revenue of €15,647,000, €6,494,000 and €2,700,000, in the years ended December 31, 2004, 2003, and 2002, respectively.

NOTE — D. FINANCIAL REVENUE AND OTHER, NET

	Year ended December 31,
(In thousands)	2004	2003	2002
Interest income	€12,493	€11,007	€11,648
Interest expense	(902)	(949)	(1,682)
Foreign exchange (losses) gains, net	(4,824)	(8,086)	(6,280)
Other, net	(4)	(2,827)	(1,141)

Total	€6,763	€(855)	€2,545

     The Company transacts in various foreign currencies, primarily U.S. dollars and Japanese yen. To manage this currency exposure, the Company purchases and sells currency options (puts or calls) and may purchase other foreign exchange contracts from time to time. All the derivative instruments held by the Company are designated as accounting hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements.

     The fair market values of foreign forward contracts and options were determined by a financial institution using quoted market prices and option pricing models.

     The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option intrinsic value, which represents the change in the option’s strike price compared to the spot price of the underlying hedged transaction. During 2004 and 2003, the portion of hedging instruments’ gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of operations.

     The Company recognized after-tax gains of €868,000 during the year ended December 31, 2002, for cash flow hedges that were discontinued because the forecasted transaction did not occur. All amounts have been included in financial revenue in the statement of operations. No cash flow hedges were discontinued for the years ended December 31, 2004 and 2003.

     At December 31, 2004, the fair value of all derivative instruments has been recorded in the balance sheet in other current assets.

     The following table presents the carrying amount of financial instruments at December 31, 2004 and 2003:

	Year ended December 31,
	2004		2003
(In thousands)	Nominal amount	Market Value	Nominal amount	Market Value
Collars USD/euros	—	—	€35,629	€3,441
Collars JPY/euros	—	—	41,468	7,893
Forward exchange contract USD/euros	39,645	753	10,821	1,454
Call USD/euros	—	—	1,979	—

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

NOTE — E. INCOME TAXES

     Deferred tax assets and (liabilities) are as follows:

	December 31,
(in thousands)	2004	2003
Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€12,730	€16,024
Profit sharing and pension accruals not yet deductible	7,734	7,124
Provisions and other expenses not currently deductible	31,514	30,339
Net tax loss and tax credit carryforward assets	12,775	15,562
Valuation reserves	(20,295)	(18,086)

Total deferred tax assets	44,458	50,963
Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(8,643)	(8,606)
Other	(165)	(2,598)

Total deferred tax liabilities	(8,808)	(11,204)

Net deferred tax asset	€35,650	€39,759

     The balance sheet classification of deferred tax is as follows and reflects that, in accordance with SFAS 109, the Company has not offset deferred tax assets and liabilities attributable to different tax jurisdictions:

	December 31,
(in thousands)	2004	2003
Short-term deferred tax assets	€19,039	€31,634
Long-term deferred tax assets	25,419	19,292

Total deferred tax assets	44,458	50,926

Short-term deferred tax liabilities	(7,416)	(4,937)
Long-term deferred tax liabilities	(1,392)	(6,230)

Total deferred tax liabilities	(8,808)	(11,167)

Net deferred tax asset (liability)	€35,650	€39,759

     Short-term deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible.

     The components of income (loss) before income taxes are as follows:

	Year ended December 31,
(in thousands)	2004	2003	2002
France	€176,436	€177,748	€215,727
Foreign	60,822	34,555	(9,936)

Income before income taxes	€237,258	€212,303	€205,791

     The significant components of income tax expense are as follows:

	Year ended December 31,
(in thousands)	2004	2003	2002
France	€59,299	€63,277	€74,810
Foreign	17,588	24,527	12,570

Current taxes	76,887	87,804	87,380

Change in deferred taxes	3,953	(10,920)	(8,004)

Income tax expense	€80,840	€76,884	€79,376

     The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:

	Year ended December 31,
(in thousands)	2004	2003	2002
Taxes computed at the statutory rate of 35.43% for 2004, 2003 and 2002	€84,061	€75,219	€72,912
Foreign losses	804	5,858	1,788
Foreign tax rate differentials	2,745	1,419	7,170
Other	(6,770)	(5,611)	(2,494)

Income tax expense	€80,840	€76,884	€79,376

Effective tax rate	34.1%	36.2%	38.6%

     At December 31, 2004, there were net tax operating losses and tax credit carryforwards of €17,674,000 and €5,530,000 respectively. Net operating tax loss carryforwards and tax credits are scheduled to expire in the following years:

	Net
	operating	Tax
(in thousands)	losses	credits
2005	—	€436
2006	—	626
2007	—	—
2008	—	—
2009	—	—
2010 and later	17,674	4,468

Total	€17,674	€5,530

     The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. Company management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate earnings might be made.

     In connection with the exercise of stock options, SolidWorks and Delmia Corp. realized tax benefits totaling €2,377,000, €814,000 and €5,254,000 for the years ended December 31, 2004, 2003 and 2002 respectively, which were reflected in shareholders’ equity

NOTE — F. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are maintained on deposit with large financial institutions, principally in France. Management monitors the credit-worthiness of such counter-parties.

	December 31,
(in thousands)	2004	2003
Bank accounts	€178,961	€110,872
Money market mutual funds	362,179	308,700

	€541,140	€419,572

     At December 31, 2004, 62% of such amounts were denominated in euros (2003: 69%), 33% in U.S. dollars (2003: 27%) and 3% in Japanese yen (2003: 3%).

NOTE — G. SHORT-TERM INVESTMENTS

     Short-term investments are comprised of marketable interest-bearing securities with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal.

     At December 31, 2004, and 2003 such investments amounted to €11,730,000 and €20,102,000 (substantially all of which were denominated in US dollars), respectively. Such short-term investments are liquid and have stated maturities of one year or less at each balance sheet date. Gross unrealized gains and losses are not significant.

NOTE — H. PROPERTY AND EQUIPMENT

			Office
	Land and	Computer	furniture	Leasehold
(in thousands)	buildings	equipment	and equipment	improvements	Total
Net value
January 1, 2004	€24,531	€12,666	€6,144	€13,198	€56,539
Acquisitions	—	9,495	3,494	6,659	19,648
Disposals	(2,347)	(35)	(171)	(470)	(3,023)
Depreciation and amortization for the year	(907)	(9,155)	(1,638)	(3,184)	(14,884)
Exchange differences	36	(527)	(411)	(195)	(1,097)

December 31, 2004	€21,313	€12,444	€7,418	€16,008	€57,183

NOTE — I. GOODWILL AND OTHER INTANGIBLE ASSETS

			Patents and
			trademarks and
			other intangible
(in thousands)	Goodwill	Software	assets	Total
Net balance at January 1, 2004	€73,804	€5,508	€1,815	€81,127
Additions	21,601	6,546	607	28,754
Disposals	—	(359)	(80)	(439)
Amortization for the year	—	(2,233)	(910)	(3,143)
Exchange differences	(2,309)	(134)	(98)	(2,541)

Net balance at December 31, 2004	€93,096	€9,328	€1,334	€103,758

     Goodwill at December 31, 2004 consists principally of excess purchase price from the acquisitions of Delmia GmbH (€17.1 million), SmarTeam (€16.2 million), and certain minority interests in SolidWorks (€22.7 million). Goodwill additions in 2004 resulted primarily from the purchase of certain minority interests in SolidWorks in connection with the buy-back of Solidworks stock options and from the acquisition of Rand North America. As of December 31, 2004 and 2003, € 22,708,000 and € 8,272,000 of goodwill is allocated to the process-centric segment, respectively.

     Total intangible amortization expense was €3,143,000, €7,782,000 and €13,999,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Based on the carrying value of intangible assets as of December 31, 2004, intangible amortization expense is expected to amount to €3,374,000 in 2005, €2,454,000 in 2006, and €1,616,000 in 2007.

     The Company adopted SFAS No. 142 on January 1, 2002. During 2002, the Company performed the transitional impairment test required upon the adoption of SFAS 142, which resulted in a finding that no impairment to goodwill existed. The Company also performed its annual impairment test in the fourth quarter of 2004, 2003 and 2002; no impairment of goodwill was indicated as a result of these tests. These tests consisted of a comparison of the fair value of the Company’s reporting units with their respective carrying amount, including the goodwill. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

NOTE — J. OTHER NON-CURRENT ASSETS

     In April 2002, the Company entered into an agreement with RAND A Technology Corporation (“Rand”), to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, the Company granted Rand two 10-year convertible loans (the “Loans”), each for a principal amount of €6.6 million and U.S. $6.2 million. One of the Loans was convertible into common shares of Rand at Rand’s option, and the other one was convertible into common shares of Rand at the Company’s option. The conversion rights were subject to certain limitations and their exercise could not result in the Company holding in excess of 19.9% of Rand’s shares. The loans were secured by certain tangible and intangible assets of Rand.

     Between October and December 2004, the Company made short-term advances totaling €4.1 million to entities owned by Rand. €2.7 million of these advances bear interest at 5.5%; the remaining €1.4 million bear interest at the Euro LIBOR twelve-month rate. All of the advances are repayable in 2005. Due to their short-term maturity, these advances have been classified in other current assets as of December 31, 2004.

     In January 2005, Rand satisfied its obligations under the Rand loans and advances, in connection with the purchase of certain of its subsidiaries by the Company (see Note T. Subsequent Events).

     At December 31, 2004 other non-current assets are comprised of the following components:

	December 31,
(in thousands)	2004	2003
Investments
ImpactXoft	€7,999	€8,474
MSC.Software	5,139	5,542
Other	1,674	1,366

Total investments	€14,812	€15,382

			Interest
Loans receivable			rate
Rand	23,732	23,128	5.5%
ImpactXoft	7,342	3,959	5.0%
Other	3,459	1,742

Total loans receivable	34,533	28,829
Less: Current portion	(27,307)	(4,704)

Total loans and investments	€22,038	€39,507

As of December 31, 2004, the Company’s ownership interest in ImpactXoft and MSC.Software is 18.2% and 5.9%, respectively.

Loans receivable at December 31, 2004 are due as follows:

(in thousands)
2005	€27,307
2006	3,284
2007	2,392
2008	967
2009	130
Thereafter	453

Total	34,533
Less current portion	(27,307)

Long-term loans	€7,226

NOTE — K. LEASES

     At December 31, 2004, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

	Capital	Operating
(in thousands)	Leases	Leases
Year ending December 31:
2005	€2,047	€15,220
2006	1,679	12,969
2007	446	8,359
2008	15	5,732
2009	3	5,102
Thereafter	—	12,200

Total minimum lease payments	4,190	€59,582
Less amount representing interest	(46)

Present value of net minimum lease payments	4,144
Less current maturities of capital lease obligations	(2,089)

Capital lease obligations	€2,055

     The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

	Year ended December 31,
(in thousands)	2004	2003
Land	€5,680	€5,680
Buildings	27,857	27,188
Accumulated depreciation	(12,224)	(10,649)

	€21,313	€22,219

     The Company also leases computer equipment, premises and office equipment under operating leases. Rent expense under operating leases was €32,315,000, €33,159,000 and €29,189,000, in the years ended December 31, 2004, 2003, and 2002, respectively.

NOTE — L. EMPLOYEE PROFIT-SHARING

     In accordance with French legal requirements, the Company has profit-sharing arrangements for its French employees. Profit-sharing amounts are based on formulas, which consider return on assets and employment levels. Profit-sharing expense was €11,598,000, €10,632,000 and €11,623,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Such amounts are accrued each year, are interest-bearing, and are paid in cash, including the accrued interest, generally after five years. The interest rate applied was 4.5%, 4.6% and 5.1% in the years ended December 31, 2004, 2003 and 2002, respectively.

	December 31,
(in thousands)	2004	2003
Employee profit-sharing liability, including accrued interest	€27,393	€27,891
Less current maturities	(8,407)	(8,630)

	€18,986	€19,261

     Estimated maturities of these obligations at December 31, 2004 are as follows (in thousands):

2005	€8,408
2006	3,219
2007	3,416
2008	3,731
2009	3,350
2010	5,269

€27,393

NOTE — M. PENSION BENEFITS

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

French plans and other

     In France, defined employee benefits include certain gratifications paid upon anniversary of employment and retirement indemnities that are based upon an individual’s years of credited service and annualized salary at retirement. Retirement indemnity benefits vest, and are funded as a lump sum paid to the employee, upon the employee’s retirement.

Assumptions
Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
French plans and other	2004	2003	2002
Discount rate	5.00%	5.00%	5.00%
Expected return on plan assets	5.50%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
French plans and other	2004	2003	2002
Discount rate	4.75%	5.00%	5.00%
Expected return on plan assets	5.25%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

Components of net periodic costs
The components of net periodic benefit cost were as follows:

(in thousands of euro)	Year ended December 31,
French plans and other	2004	2003	2002
Service cost	€1,794	€1,779	€1,346
Interest cost	741	684	588
Expected return on plan assets	(381)	(351)	(382)
Net amortization and deferral	1,332	1	(14)

Net periodic benefit cost	€3,486	€2,113	€1,538

Obligations and funded status

Changes in the funded status of the benefit plans were as follows:

(in thousands of euro)	Year ended December 31,
French plans and other	2004	2003
Change in benefit obligations
Benefit obligations at beginning of year	€14,226	€13,904
Service cost	1,794	1,779
Interest cost	741	684
Plan amendments	414	—
Actuarial gain	(4,235)	(1,775)
Exchange rate differences	(24)	(140)
Benefits paid	(113)	(226)

Benefit obligations at end of year	€12,803	€14,226

Change in plan assets
Fair value of plan assets at beginning of year	7,406	6,960
Employer contribution	16	168
Return on plan assets	402	446
Benefits paid	(16)	(168)

Fair value of plan assets at end of year	€7,808	€7,406

Funded status	(4,995)	(6,820)
Unrecognized actuarial (gain) loss	(7,338)	(1,702)
Unrecognized prior service cost	414

Accrued benefit cost — French plans and other	€(11,919)	€(8,522)

     The accumulated benefit obligation for the French defined benefit plans was €6.3 million and €7.9 million at December 31, 2004, and 2003, respectively.

Information for plans with an accumulated benefit obligation in excess of plan assets

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands of euro)	Year ended December 31,
French plans and other	2004	2003
Projected benefit obligation	€2,104	€11,456
Accumulated benefit obligation	1,480	7,430
Fair Value of plan assets	—	6,706

Plan assets

     All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company, which is part of the Société Générale group. To date, the Company has contributed €6.8 million to this insurance contract.

     The weighted average asset allocations, by asset category, are as follows:

(in thousands of euro)	Year ended December 31,
French plans and other	2004	2003
Debt securities	56%	56%
Equity securities	44%	44%

Total	100%	100%

Cash flows

     The Company does not expect to make any additional contributions to its French pension plans in 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands of euro)
French plans and other
2005	€862
2006	101
2007	86
2008	74
2009	173
2010 - 2013	1,128

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

Assumptions

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
U.S. plans	2004	2003	2002
Discount rate	6.75%	6.00%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.75%	3.00%	3.75%

     Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
U.S. plans	2004	2003	2002
Discount rate	6.00%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.75%	4.25%

     To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

Components of net periodic costs

The components of net periodic benefit cost were as follows:

(in thousands of euro)	Year ended December 31,
U.S. plans	2004	2003	2002
Service cost	€825	€770	€756
Interest cost	826	838	902
Expected return on plan assets	(846)	(722)	(804)
Net amortization and deferral	230	218	133

Net periodic benefit cost — U.S. plans	€1,035	€1,104	€987

Obligations and funded status

Changes in the funded status of the benefit plan were as follows:

(in thousands of euro)	Year ended December 31,
U.S. plans	2004	2003
Change in benefit obligations
Benefit obligations at beginning of year	€13,323	€13,209
Service cost	825	770
Interest cost	826	838
Actuarial loss	378	1,325
Benefits paid	(304)	(303)
Exchange rate differences	(1,120)	(2,516)

Benefit obligations at end of year	€13,928	€13,323

Change in plan assets
Fair value of plan assets at beginning of year	9,086	8,616
Employer contribution	1,520	1,186
Return on plan assets	783	1,274
Benefits paid	(304)	(303)
Exchange rate differences	(835)	(1,687)

Fair value of plan assets at end of year	€10,250	€9,086

Funded status	(3,678)	(4,237)
Unrecognized actuarial loss	3,058	3,108
Unrecognized prior service cost	235	332

Accrued benefit cost — U.S. Plans	€(385)	€(797)

Amounts recognized in the Statement of financial position:
Accrued benefit cost	(385)	(797)
Accrued benefit liability	(1,418)	(1,369)
Intangible assets	235	332
Accumulated other comprehensive income	1,183	1,037

Net amount recognized — U.S. Plans	€(385)	€(797)

The Company recorded a minimum pension liability at December 31, 2004 as required when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued liability. The adjustment related entirely to our U.S. plans and amounted to €150,000 (net of tax), which is reflected in other comprehensive income.

Plan assets

The weighted average asset allocations, by asset category, are as follows:

(in thousands of euro)	Year ended December 31,
U.S. plans	2004	2003
Equity securities	54%	49%
Debt securities	42%	27%
Other	4%	24%

Total	100%	100%

Cash flows

     The Company expects to contribute €1.5 million to its U.S. pension plans in 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands of euro)
U.S. plans
2005	€276
2006	285
2007	300
2008	316
2009	361
2010-2013	2,705

NOTE — N. CONTINGENCIES

     The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

NOTE — O. STOCK OPTION PLANS, RETAINED EARNINGS AND EARNINGS PER SHARE

     Stock Option Plans

     On April 15, 1996, the Company implemented a stock option plan under which 1,027,780 shares were set aside for grants to officers and most employees of the Company. The options were allocated on June 28, 1996, upon the Initial Public Offering, to broaden employee ownership of the Company. All options were vested and exercisable immediately. The options may be exercised during 10 years subject to continued employment. Each option entitles the holder thereof to purchase one share at a price equal to the initial offering price (€9 or U.S.$11.5). As the stock was not publicly traded prior to the Initial Public Offering, the fair market value of the stock at the date of grant is equal to the initial offering price. As a result, there was no compensation expense in the financial statements. At December 31, 2004, 855,264 options have been exercised and there were 166,716 unexercised stock options.

     On June 6, 1997, an Extraordinary Shareholders’ Meeting of the Company authorized the Board of Directors to establish a stock option plan, under which 1,031,840 shares of the Company were authorized to be issued pursuant to grants to certain officers (including executive officers) and employees of the Company. The options were allocated by the Board of Directors on December 15, 1997. Each option entitles the holder thereof to purchase one share at a strike price of €25.92. The options can be exercised by the optionees from December 15, 1999 until December 14, 2007, subject to continued employment, and the shares resulting from the exercise of the options cannot be sold before December 15, 2002. At December 31, 2004, 295,045 options have been exercised and there were 691,589 unexercised stock options.

     On July 25, 1997, the Company approved the SolidWorks merger. SolidWorks had adopted an incentive and non-qualified stock option plan in 1994 and issued a single warrant in 1995. Pursuant to the terms of the merger, all outstanding stock options and the warrants previously issued by SolidWorks became exercisable for shares of the Company. The Company reserved 2,378,564 shares for the future exercise of such options and warrant, which is the total amount of additional shares which would be issued if all such options and warrant were to be exercised. At December 31, 2004, a total of 312,442 shares remain reserved for that purpose.

     In 1998, the Board of Directors granted 3,573,480 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price ranging from €26.39 to €29.58. A total of 544,488 options were vested and exercisable immediately. Other options vest over various periods subject to continued employment but expire no more than ten years from the date of grant. In addition, the shares resulting from the exercise of options granted to French employees (2,468,730 options) cannot be sold before November 8, 2003. At December 31, 2004, 954,093 options have been exercised and there were 2,495,289 unexercised options.

     In 1999, the Board of Directors granted 3,617,000 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes of America, Dassault Systèmes KK, Delmia and Enovia) with a strike price of €37.00. As of December 31, 2004, 97,402 options were exercised and there were 3,420,430 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

     In 2001, the Board of Directors granted 5,316,950 options to officers and certain employees of the Company (including its subsidiaries Dassault Systèmes Provence, Dassault Data Services, Dassault Systèmes of America, Dassault Systèmes KK, Delmia, Delmia GmbH, Enovia, Safework, Spatial, Dassault Systèmes AG, Dassault Systèmes Inc. and Structural Research and Analysis Corp.) with a price ranging from €35 to €52. As of December 31, 2004, 96,557 options were exercised and there were 5,120,834 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

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

     In 2002, the Board of Directors granted 1,718,863 options to officers and certain employees of the Company (including subsidiaries) with a strike price of €45.50. As of December 31, 2004, 11,004 options were exercised and there were 1,689,064 unexercised options. Options vest over four years subject to continued employment but expire no more than ten years from the date of grant.

     On January 20, 2003, the Board of Directors granted 4,000,000 options to officers and certain employees of the Company (including subsidiaries) with a strike price of €23. Options vest over one year subject to continued employment for the plan dedicated to Dassault Systèmes, Dassault Systèmes Provence and Dassault Data Services employees and almost two years for the plan dedicated to employees of foreign subsidiaries (Dassault Systèmes of America, Dassault Systèmes KK, Delmia, Delmia GmbH, Enovia, Dassault Systèmes Canada Inc., Spatial Corp., SmarTeam Corp, KTI and SolidWorks Corp.). As of December 31, 2004, 23,370 options were exercised and there were 3,968,500 unexercised options. Options expire no more than ten years from the date of grant.

     Activity in the Company’s stock option plans is summarized below:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price
Outstanding at beginning of year	18,075,530	€34.32	14,504,017	€38.01	13,069,840	€37.30
Granted	—	—	4,000,000	22.77	1,718,863	45.27
Exercised	(429,742)	24.89	(239,997)	21.17	(235,677)	15.58
Forfeited	(36,772)	51.74	(188,490)	33.77	(49,009)	38.66

Outstanding at end of year	17,609,016	34.14	18,075,530	34.32	14,504,017	38.01

Exercisable	16,338,420	€33.75	11,776,246	€37.46	8,254,974	€32.64

     For various price ranges, information for options outstanding and exercisable at December 31, 2004 was as follows:

	Outstanding options			Exercisable options
		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining life	exercise	Number of	exercise
	shares	(years)	price	shares	price
Range of exercise price
€0.09 to €23	4,200,560	7.70	€21.38	4,200,560	€21.38
€23 to €26	969,883	4.05	25.25	891,970	25.39
€26 to €30	2,486,539	3.86	29.27	2,486,539	29.27
€30 to €34	446,695	7.20	30.71	269,045	30.67
€34 to €37	5,281,471	5.38	35.89	4,938,821	35.95
€37 to €46	1,344,768	7.41	45.50	672,385	45.50
€46 to €52	2,879,100	6.24	52.00	2,879,100	52.00

€0.09 to €52	17,609,016	5.99	€34.14	16,338,420	€33.75

     The weighted average fair value of the options granted during 2003 and 2002 is estimated at €9.94 and €20.82, respectively, on the date of grant, using the Black-Scholes pricing model. No options were granted in 2004.

     In 2002, SolidWorks instituted a buy-back plan for the SolidWorks shares held by its employees under which (i) an employee can put his mature shares to SolidWorks (i.e., shares that have been owned by an employee for greater than 6 months) on specific dates at their then fair market value as determined by an independent valuation expert, and (ii) SolidWorks can call such mature shares in this same timeframe at the same fair market value. The adoption of this amendment did not create any compensation charge.

     In 2004, the repurchase of Solidworks shares in connection with the buy-back plan resulted in a cash outflow of approximately €29.3 million. Should all the options that are currently eligible be exercised and should all the put rights be exercised when allowed, approximately 4.0 million shares may have to be repurchased by SolidWorks in the future. Based on the current price per share of SolidWorks and assumptions about the holding period, the Company estimated the potential future net cash outlays would be €31.4 million.

     Changes to Dassault Systèmes share capital during 2004 are as follows:

	Number of	Nominal	Share
	shares	value	capital
		(in €)	(in €)
Share capital issued as of January 1st, 2004	113,403,665	1	113,403,665
Number of shares issued in 2004 with reference to the stock option plan of June 28, 1996	13,643	1	13,643
Number of shares issued in 2004 with reference to the stock option plan of December 15, 1997	152,141	1	152,141
Number of shares issued in 2004 with reference to the stock option plan of January 28, 1998	3,750	1	3,750
Number of shares issued in 2004 with reference to the stock option plan of November 9, 1998	74,452	1	74,452
Number of shares issued in 2004 with reference to the stock option plan of September 15, 1999	16,025	1	16,025
Number of shares issued in 2004 with reference to the stock option plan of March 29, 2001	18,450	1	18,450
Number of shares issued in 2004 with reference to the stock option plan of June 29, 2001	35,500	1	35,500
Number of shares issued in 2004 with reference to the stock option plan of October 5, 2001	34,561	1	34,561
Number of shares issued in 2004 with reference to the stock option plan of May 28, 2002	10,854	1	10,854
Number of shares issued in 2004 with reference to the stock option plan of January 1, 2003	23,370	1	23,370

Total	113,786,411	1	113,786,411

     SmarTeam had a stock option plan covering certain employees. Options under the plan vested over a period of four years from the date of grant. The Company recorded €3,636,000 of compensation expense related to this plan for the year ended December 31, 2002. During 2002 the Company terminated the option plan, which accelerated the vesting of certain options of the plan, and repurchased the shares.

Retained Earnings

     Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the amount in the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity.

Earnings per share

     The following table presents the calculation for both basic and diluted earnings per share:

	Year ended December 31,
(in units, except net income in thousands)	2004	2003	2002
Net income	€156,418	€135,419	€126,415

Weighted average number of shares outstanding	113,225,857	113,048,656	114,118,817
Dilutive effect of stock options	2,998,822	1,665,410	2,128,909
Diluted weighted average number of shares outstanding	116,224,679	114,714,066	116,247,725

Basic income per share	€1.38	€1.20	€1.11
Diluted income per share	€1.35	€1.18	€1.09

For the years ended December 31, 2004, 2003 and 2002, 4,725,178, 7,989,285, and 14,150,270 options, respectively, were excluded from the earnings per share calculation as their effects would have been anti-dilutive.

NOTE — P. TRANSACTIONS WITH IBM AND RELATED PARTIES

     Since the Company’s inception in 1981, CATIA products, and since 1998 ENOVIA products, have been marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities. Since 2001, SMARTEAM products are also marketed by IBM under this non-exclusive agreement.

     Revenue obtained through the commercial relationship with IBM represents 56%, 59%, and 61% of consolidated revenues of the Company for the years ended December 31, 2004, 2003, and 2002, respectively. IBM is under no contractual obligation to continue to actively market and distribute the Company’s products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term. However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party which would cause the relationship to be terminated.

     For the years ended December 31, 2004, 2003, and 2002, IBM met certain annual sales and growth targets and the Company has charged a sales incentive to software revenue of €20,526,000, €15,462,000 and €15,452,000, respectively. The related liability on the balance sheet will be settled in U.S. dollars.

     The balances of trade accounts receivable with IBM were €116,754,000, €101,986,000, and €117,930,000 at December 31, 2004, 2003, and 2002, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2004, 89% of such accounts receivable were denominated in U.S. dollars (2003: 95%), with the remainder denominated in euros.

     The Company licenses products for internal use to both IBM and to Dassault Aviation, a former direct shareholder of the Company whose Chief Executive Officer is the Chairman of the Company. With IBM, such activities generated revenues of €1,786,000, €2,512,000, and €2,192,000 during the years ended December 31, 2004, 2003, and 2002, respectively, using commercial terms consistent with those granted to the Company’s other customers of similar size. Dassault Aviation licenses the Company’s products on commercial terms consistent with those granted to the Company’s other customers of similar size. Licensing revenue amounted to €5,690,000, €5,779,000, and €6,109,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

     The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €8,655,000, €9,298,000, and €6,169,000 in the years ended December 31, 2004, 2003, and 2002, respectively.

     The balances of trade accounts receivable with Dassault Aviation were €10,571,000, €7,502,000 and €9,126,000 at December 31, 2004, 2003, and 2002, respectively.

     Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (“3D PLM”), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India, which is accounted for under the equity method. 3D PLM’s revenue, substantially all of which was realized with the Company, amounted to €7,592,000 in 2004.

NOTE — Q. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in two reportable segments: the “Process-Centric” segment and the “Design-centric” segment.

     The “Process-centric” market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The “Design-centric” market serves companies seeking to support product design.

     The accounting policies of the reportable segments are the same as those described in Note A.

Data by operating segment is as follows:

	2004
	Process-	Design-
(in thousands)	centric	centric	Elim.	Total
Revenue:
Software revenue	€525,079	€146,063	€(199)	€670,943
Service and other revenue	127,030	148	(1,569)	125,609

Total revenue	652,109	146,211	(1,768)	796,552
Cost of revenue:
Software	(9,275)	(12,789)	376	(21,688)
Service and other	(100,978)	—	(10)	(100,988)

Total cost of revenue	(110,253)	(12,789)	366	(122,676)

Gross profit	541,856	133,422	(1,402)	673,876

Research and development	(197,489)	(24,888)	517	(221,860)
Marketing and sales	(118,541)	(55,327)	155	(173,713)
General and administration	(42,000)	(5,848)	730	(47,118)
Amortization of acquired technology	(1,153)	(241)	—	(1,394)

	(359,183)	(86,304)	1,402	(444,085)

Operating income	182,673	47,118	—	229,791

Equity in net income of unconsolidated affiliates	704	—	—	704
Financial revenue and other, net	2,122	4,641	—	6,763

Income before income taxes	185,499	51,759	—	237,258

Income tax expense	(62,733)	(18,107)	—	(80,840)

Net income	€122,766	€33,652	—	€156,418

Depreciation and amortization of property and equipment and amortization of intangible assets	14,473	3,913	—	18,386
Total assets	875,334	224,010	(193)	1,099,151
Acquisitions of property and equipment and intangible assets	(23,029)	(3,775)	—	(26,804)

	2003
	Process-	Design-
(in thousands)	centric	centric	Elim.	Total
Revenue:
Software revenue	€519,901	€125,834	€(170)	€645,565
Service and other revenue	110,608	279	(1,629)	109,258

Total revenue	630,509	126,113	(1,799)	754,823
Cost of revenue:
Software	(10,344)	(11,752)	432	(21,664)
Service and other	(89,810)	—	18	(89,793)

Total cost of revenue	(100,154)	(11,752)	450	(111,457)

Gross profit	530,355	114,361	(1,349)	643,366

Research and development	(192,750)	(23,368)	509	(215,609)
Marketing and sales	(114,553)	(48,133)	272	(162,414)
General and administration	(41,965)	(5,282)	568	(46,679)
Amortization of acquired technology	(5,660)	(265)	—	(5,925)

	(354,928)	(77,048)	1,349	(430,627)

Operating income	175,427	37,313	—	212,739

Equity in net income of unconsolidated affiliates	419	—	—	419
Financial revenue and other, net	202	(1,057)	—	(855)

Income before income taxes	176,048	36,256	—	212,303
Income tax expense	(64,786)	(12,098)	—	(76,884)

Net income	€111,262	€24,158	—	€135,419

Depreciation and amortization of property and equipment and amortization of intangible assets	19,172	3,881	—	23,053
Total assets	807,740	180,566	(23,816)	964,490
Acquisitions of property and equipment and intangible assets	15,590	3,646	—	19,236

	2002
	Process-	Design-
(in thousands)	centric	centric	Elim.	Total
Revenue:
Software revenue	€543,622	€126,509	€(245)	€669,886
Service and other revenue	105,758	374	(1,903)	104,229

Total revenue	649,380	126,883	(2,148)	774,115
Cost of revenue:
Software	(11,335)	(13,540)	427	(24,448)
Service and other	(96,413)	—	—	(96,413)

Total cost of revenue	(107,748)	(13,540)	427	(120,861)

Gross profit	541,632	113,343	(1,721)	653,254

Research and development	(194,493)	(27,314)	244	(221,563)
Marketing and sales	(121,823)	(48,204)	374	(169,653)
General and administration	(43,485)	(5,526)	1,103	(47,908)
Amortization of acquired technology	(10,939)	(159)	—	(11,098)

	(370,740)	(81,203)	1,721	(450,222)

Operating income	170,892	32,140	—	203,032

Equity in net income of unconsolidated affiliates	214	—		214
Financial revenue and other, net	820	1,725	—	2,545

Income before income taxes	171,926	33,865	—	205,791

Income tax expense	(67,721)	(11,655)		(79,376)

Net income	€104,205	€22,210	—	€126,415
Depreciation and amortization of property and equipment and amortization of intangible assets	27,502	5,548	—	33,050
Total assets	782,256	164,921	(27,013)	920,164
Acquisitions of property and equipment and intangible assets	14,191	6,236	—	20,427

     The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

		United
		States &
(in thousands)	France	Other	Total
2004
Revenues	€466,961	€329,591	€796,552
Operating income (loss)	173,739	56,052	229,791
Identifiable assets	619,667	479,484	1,099,151

2003
Revenues	€450,501	€304,322	€754,823
Operating income (loss)	176,288	36,451	212,739
Identifiable assets	562,630	401,860	964,490

2002
Revenues	€473,788	€300,327	€774,115
Operating income (loss)	210,669	(7,637)	203,032
Identifiable assets	517,178	402,986	920,164

     Revenues generated by the parent company of the Company, Dassault Systèmes S.A., were €491,722,000, €491,309,000 and €515,653,000 for the years ended December 31, 2004, 2003 and 2002 respectively. Revenues generated by export transactions from France into other geographic areas realized by the parent company were €441,313,000, €447,097,000, and €468,206,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Nearly all of such revenues relate to the IBM relationship, which is based in the United States.

     The Company also receives data from IBM that identifies the location of IBM’s end-user customers. Using such information, the revenues by geographic area would be as follows:

(in thousands)	2004	2003	2002
France	€107,359	€88,560	€102,338
Western Europe — other than France	263,552	265,279	272,221
Americas	230,906	215,388	223,988
Asia / Pacific	194,735	185,596	175,568

	€796,552	€754,823	€774,115

NOTE — R. SCOPE OF CONSOLIDATION

	2004			2003			2002
	% of	% of		% of	% of		% of	% of
Consolidated	voting	share-		voting	share-		voting	share-
Companies	rights	holding	Method	rights	holding	Method	rights	holding	Method
Dassault Systèmes K. K.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Data Services	95%	95%	Consolidation	95%	95%	Consolidation	95%	95%	Consolidation
Dassault Systèmes of America Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
SolidWorks Corporation and its subsidiaries	98%	98%	Consolidation	99%	99%	Consolidation	100%	100%	Consolidation
Delmia Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Enovia Corp and its subsidiary	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Corp	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes AG	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
SmarTeam Corporation Ltd. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Provence	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Delmia GmbH	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Canada Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Safework Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Spatial Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Srl.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Structural Research and Analysis Corp.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Invention Machine Corporation	20%	20%	Equity Method	20%	20%	Equity Method	17%	17%	Equity Method
Dassault Systemes Inc.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Inc	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Ltd.	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International France	100%	100%	Consolidation	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes (Switzerland) Ltd.	98%	98%	Consolidation	98%	98%	Consolidation	98%	98%	Consolidation
Athys	80%	80%	Consolidation	80%	80%	Consolidation	—	—	—
Rand North America	60%	60%	Consolidation	—	—	—	—	—	—
Dassault Systèmes SAS	100%	100%	Consolidation	—	—	—	—	—	—
3D PLM Software Solutions Ltd.	30%	30%	Equity Method	30%	30%	Equity Method	30%	30%	Equity Method

NOTE — S. PERSONNEL COSTS

     Personnel costs were €309,008,000, €297,846,000 and €305,766,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Directors’ compensation was €120,000, €100,000 and €80,000 in the years ended December 31, 2004, 2003, and 2002, respectively.

NOTE — T. SUBSEQUENT EVENTS

     In January 2005, the Company acquired RAND Worldwide’s subsidiaries in Germany, the United Kingdom, Sweden and Switzerland, plus the subsidiary Rand Technologies C.I.S., INC., and increased its ownership in Rand NA from 60 to 70 percent. The total purchase price was €31.7 million consisting of €28.3 of loans, advances and interest payable (see Note J. Other non-current assets) and €3.4 million in cash.

     In May 2005, the Company entered into an agreement to acquire ABAQUS Inc. in an all-cash transaction approximating $413 million, subject to certain adjustments at closing. ABAQUS Inc. develops, markets and supports finite element analysis software. The proposed acquisition is subject to customary closing conditions and regulatory approvals. The Company expects that the proposed acquisition could be completed by the end of the third fiscal quarter.

NOTE — U. SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS ESTABLISHED IN FRENCH GAAP AND U.S. GAAP

The differences are summarized below (in thousands of euros):

As of and for the year ended December 31, 2004	Net equity	Net income
U.S. GAAP	€759,249	€156,418
Goodwill amortization (1)	(68,669)	(17,996)
Accounting for issuance of SolidWorks stock (2)	9,603	3,651
Stock options — tax benefits (3)	—	2,421
Other, net	(140)	(117)

As adjusted for French GAAP	€700,043	€144,377

(1)	Under French GAAP, Goodwill is amortized over its useful life.

Under U.S. GAAP, in accordance with SFAS N° 142 (“Goodwill and Other Intangible Assets”), goodwill is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

(2)	Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company’s ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings.

Under U.S. GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance and this dilution gain is accounted for as an equity transaction.

(3)	Under French GAAP, tax deductions relating to stock-compensation arrangements are recognized in earnings.

Under US GAAP, when the tax deduction exceeds the financial reporting expense, the incremental tax benefit is reflected as an increase in paid-in capital.