Form 20-F
period 2005-12-31
DASSAULT SYSTEMES SA
filed 2006-06-29
CIK 1016118

Form 20-F 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from _________ to ________________

COMMISSION FILE NUMBER 0-28578

DASSAULT SYSTÈMES

(Exact name of Registrant as specified in its charter)

FRANCE

(Jurisdiction of incorporation or organization)

9, quai Marcel Dassault

B.P. 310, 92156 Suresnes Cedex, France

(33-1) 40-99-40-99

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary shares, each representing one common share, nominal value €1 per share	The Nasdaq National Market
Common Stock, nominal value €1 per share	The Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, nominal value €1 per share as of December 31, 2005: 115,038,378

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and has been subject to such filing requirements for the past 90 days.     ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):    ☒ Large accelerated filer    ☐ Accelerated filer    ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☒ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

DASSAULT SYSTÈMES Form 20-F 2005 3

4 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Terminology Used in this Annual Report

Our Principal Companies and Brands

Companies	Main Brands

Product Lifecycle Management (PLM) business
“Dassault Systèmes” or the “Group”: our parent company Dassault Systèmes S.A. (the “Company”) and its subsidiaries	CATIA
“ABAQUS”, which refers to ABAQUS Inc. and its subsidiaries	ABAQUS
“Delmia”, which refers to Delmia Corp. and its subsidiaries	DELMIA
“Enovia”, which refers to Enovia Corp. and its subsidiaries	ENOVIA
“SmarTeam”, which refers to SmarTeam Corporation Ltd. and its subsidiaries	SMARTEAM
“Spatial Corp.”, which refers to Spatial Corp. and its subsidiaries	ACIS
“SRAC”, which refers to Structural Research & Analysis Corporation	CosmosWorks and DesignStar
Mainstream 3D business
“SolidWorks”, which refers to SolidWorks Corporation and its subsidiaries	SolidWorks

You can find descriptions of our Main Brands in “Item 4.B Business Overview - Market Structure and Brands”.

Our Business

“Product Lifecycle Management” (PLM) and “Mainstream 3D”: We currently organize our business and market our products and services principally according to two types of applications: “PLM” and “Mainstream 3D”. We describe them in “Item 4B. Business Overview - Summary” and “- Market Structure and Brands”.

“Process-centric” and “Design-centric”: These are our two business segments.

•	the “Process-centric” segment refers to our PLM products and services, and
•	the “Design-centric” segment refers to our Mainstream 3D products.

Our Technology

“CAA”: Component application architecture, described in “Item 4B. Business Overview - Market Structure and Brands” under “PLM Releases in 2005”.

“CMP”: Channel Management Provider, described in “Item 4B. Business Overview - Sales and Marketing”.

“PDM”: Product data management. “PDM” products refers collectively to our products under the ENOVIA and SMARTEAM brands.

“DMU”: Digital mock-up, described in “Item 4B. Business Overview - Market Structure and Brands” under ENOVIA.

“PPR”: Product, process and resources, described in the “Overview” section of “Item 4B. Business Overview - Technology, Research and Development”.

“V5” (Version 5): our current generation software platform, described in the “Version 5 technology” section of “Item 4B. Business Overview - Technology, Research and Development”.

“3D XML”: 3D Extensible Markup Language, described in the “Overview” section of “Item 4B. Business Overview - Technology, Research and Development”.

DASSAULT SYSTÈMES Form 20-F 2005 5

Back to Contents

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	p. 7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	p. 7

ITEM 3:	KEY INFORMATION	p. 8

A. Selected Financial Data		p. 8
B. Capitalization and Indebtedness		p. 10
C. Reasons for the Offer and Use of Proceeds		p. 10
D. Risk Factors		p. 10

ITEM 4:	INFORMATION ON THE COMPANY	p. 17

A. History and Development of the Company		p. 17
B. Business Overview		p. 18
C. Organizational Structure		p. 34
D. Property, Plant and Equipment		p. 36

ITEM 4A:	UNRESOLVED STAFF COMMENTS	p. 36

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	p. 37

A. Operating Results		p. 37
B. Liquidity and Capital Resources		p. 54
C. Research and Development, Patents and Licenses		p. 55
D. Trend Information		p. 56
E. Off-balance Sheet Arrangements		p. 58
F. Tabular Disclosure of Contractual Obligations		p. 58

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	p. 59

A. Directors and Senior Management		p. 59
B. Compensation		p. 66
C. Board Practices		p. 72
D. Employees		p. 72
E. Share Ownership		p. 72

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	p. 73

A. Major Shareholders		p. 73
B. Related Party Transactions		p. 74
C. Interests of Experts and Counsel		p. 75

ITEM 8:	FINANCIAL INFORMATION	p. 75

A. Consolidated Statements and Other Financial Information		p. 75
B. Significant Changes		p. 76

ITEM 9:	THE OFFER AND LISTING	p. 76

A. Listing Details		p. 76
B. Plan of Distribution		p. 79
C. Markets		p. 79
D. Selling Shareholders		p. 79
E. Dilution		p. 79
F. Expenses of the Issue		p. 79

ITEM 10:	ADDITIONAL INFORMATION	p. 79

A. Share Capital		p. 79
B. Memorandum and Articles of Association		p. 79
C. Material Contracts		p. 85
D. Exchange Controls		p. 86
E. Taxation		p. 86
F. Dividends and Paying Agents		p. 91
G. Statements by Experts		p. 91
H. Documents on Display		p. 91
I. Subsidiary Information		p. 92

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	p. 92

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	p. 95

6 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

DASSAULT SYSTÈMES Form 20-F 2005 7

Back to Contents

Item 3: Key Information

A. Selected Financial Data

The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2005 are derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,

(in millions, except per share data and percentages)	2005 (1)	2005	2004	2003	2002	2001

Consolidated Statement of Income Data (2)
Software revenue (3)	$987.3	€783.6	€670.9	€645.6	€669.9	€643.0
Services and other revenue	190.1	150.9	125.7	109.2	104.2	103.1

Total revenue	1,117.5	934.5	796.6	754.8	774.1	746.1

Software	(33.8)	(26.8)	(21.7)	(21.7)	(24.4)	(20.8)
Services and other	(145.3)	(115.3)	(101.0)	(89.7)	(96.4)	(86.6)

Total cost of revenue	(179.0)	(142.1)	(122.7)	(111.4)	(120.8)	(107.4)

Gross profit	998.4	792.4	673.9	643.4	653.3	638.7
Research and development	(315.0)	(250.0)	(221.9)	(215.6)	(221.6)	(209.2)
Marketing and sales	(281.0)	(223.0)	(173.7)	(162.4)	(169.7)	(164.3)
General and administration	(73.8)	(58.6)	(47.1)	(46.8)	(47.9)	(44.2)
Amortization of goodwill	0.0	0.0	0.0	0.0	0.0	(44.2)
Amortization of acquired intangibles	(12.3)	(9.8)	(1.4)	(5.9)	(11.1)	(14.2)

Total research, selling and administrative expenses	(682.2)	(541.4)	(444.1)	(430.7)	(450.3)	(476.1)

Operating income	316.3	251.0	229.8	212.7	203.0	162.6
As a percentage of total revenue	26.9%	26.9%	28.8%	28.2%	26.2%	21.8%
Financial revenue and other, net	19.3	15.3	7.5	(0.4)	2.8	14.1
Income before income taxes	335.5	266.3	237.3	212.3	205.8	176.7
Income tax expense	(114.4)	(90.8)	(80.9)	(76.9)	(79.4)	(88.0)
Net income	$221.1	€175.5	€156.4	€135.4	€126.4	€88.7
As a percentage of total revenue	18.8%	18.8%	19.6%	17.9%	16.3%	11.9%
Basic net income per share	$1.94	€1.54	€1.38	€1.20	€1.11	€0.78
Diluted net income per share	$1.88	€1.49	€1.35	€1.18	€1.09	€0.76
Weighted average number of shares outstanding	114.0	114.0	116.2	114.7	114.1	113.7
Dividends per share (7)	$0.53	€0.42	€0.38	€0.34	€0.33	€0.33

8 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

	Year ended December 31,

(in millions, except per share data and percentages)	2005 (1)	2005	2004	2003	2002	2001

Supplemental Non-GAAP Statement of Income Data (4)
Revenue	$1,188.9	€943.6	€796.6	€754.8	€774.1	€746.1
Operating income	340.1	269.9	231.2	218.6	214.1	221.0
As a percentage of total revenue	28.6%	28.6%	29.0%	29.0%	27.7%	29.6%
Net income	235.9	187.2	157.6	140.4	136.0	144.0
Diluted net income per share	2.00	1.59	1.36	1.22	1.17	1.23

	December 31,

(in millions)	2005 (1)	2005	2004	2003	2002	2001

Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$478.7	€379.9	€552.8	€439.7	€388.4	€369.2
Net working capital (5)	489.5	388.5	591.2	505.1	472.6	411.5
Total assets	1,780.8	1,413.3	1,099.2	964.5	920.2	831.4
Long-term and short-term debt	0.0	0.0	0.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations (6)	93.4	74.1	51.6	55.1	50.4	47.2
Capital stock	144.9	115.0	113.8	113.4	114.6	114.5
Shareholders’ equity	1,242.5	986.1	759.2	657.7	628.3	550.9
______________
(1)	U.S. dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.26 per €1.00, the Noon Buying Rate on June 26, 2006.
(2)

Due to our marketing and sales agreement with IBM, as discussed in Note 3 below, our revenue and percentage of various expenses and other line items to revenue may not be comparable to those of our competitors. See “Item 5A: Operating Results.”

(3)

A substantial portion of our revenue is derived from our marketing and distribution agreements with IBM. See “Item 4B: Business Overview - Sales and Marketing” and Note 15 to our consolidated financial statements.

(4)

We believe that this supplemental non-GAAP financial information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties in evaluating our performance. However, revenue excluding the effect of adjusting the carrying value of acquired companies’ deferred revenue and operating income, net income and diluted net income per share excluding amortization of acquired intangible assets are not U.S. generally accepted accounting principles measurements and should not be considered as alternatives to such amounts. For a reconciliation of this non-GAAP financial information with our audited financial statements and the related notes, see “Item 5A: Operating Results - Supplemental Non-GAAP Financial Information”. Amortization of acquired intangibles totaled €9.8 million in 2005 (€6.3 million after tax), €1.4 million in 2004 (€1.2 million after tax), and €5.9 million in 2003 (€5.0 million after tax). The effect of adjusting the carrying value of acquired companies’ deferred revenue totaled €9.1 million in 2005 (€5.4 million after tax).

(5)	Net working capital consists of total current assets less total current liabilities.
(6)	Includes financial leases. See Note 10 to our consolidated financial statements.
(7)	Excluding, where applicable, avoir fiscal. See “Item 8: Financial Information - Dividend Policy.”

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.26 per €1.00, which was the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 26, 2006. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

DASSAULT SYSTÈMES Form 20-F 2005 9

Back to Contents

The following table sets forth, for the periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

EXCHANGE RATES

	Period end	Average(1)	High	Low

2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
November	1.18	1.18	1.21	1.17
December	1.18	1.19	1.20	1.17
2006
January	1.22	1.21	1.23	1.20
February	1.19	1.19	1.21	1.19
March	1.21	1.20	1.22	1.19
April	1.26	1.23	1.26	1.21
May	1.28	1.28	1.29	1.26
June (through June 26)	1.26	1.26	1.30	1.25
______________
(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for June 2006, in which case the Noon Buying Rate on June 26, 2006, was used.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below and the other information in this report. Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer and you could lose all or part of your investment in our shares. The risks described below are not the only ones we face.

RISKS RELATED TO OUR BUSINESS

A decline in general economic and business conditions, or a significant fluctuation in currency exchange rates, may cause a reduction in corporate spending on information technology infrastructure, which would cause our revenue and earnings to decrease, or to grow more slowly. Such a reduction could also increase quarterly fluctuations in our results.

The deployment of a Product Lifecycle Management (PLM) solution may represent a large portion of a customer’s investments in software technology. Decisions to make such an investment are impacted by the economic environments in which our customers operate. Any important business slowdown or recession, or a significant fluctuation in currency exchange rates, particularly as between the U.S. dollar and the euro, could lead our customers to reduce, defer or cancel their investments in information technology. A decline

10 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

in such investments could cause our revenue, net earnings and cash flows to decrease, or to grow more slowly, whether on an annual or quarterly basis.

Over the past few years, the growth rate of the gross domestic product (GDP) of our major European markets has remained relatively weak. Although trends in business investment spending, and in our own revenues in these markets have not followed the GDP trend in the recent past, the continued weakness in the overall economic environment may lead to a reduction in corporate spending for information technology, including for our products and services. The ongoing economic weakness in Europe may thus adversely affect our future revenues and earnings. Similarly, weakness in the overall economic environment in any of our major markets, or a decline in business investment spending, could have an adverse effect on our revenues and earnings.

Due to their specific investment cycles and sensitivities to short-term economic conditions, the various industrial sectors we serve have different degrees of exposure to declines in corporate investment, both in terms of intensity and timing. Although these differences have in recent years generally assisted us in avoiding the potential negative impact of downturns in any particular industry, significant down cycles in several key industrial sectors might in the future occur over roughly the same period, which could cause our revenues, net income and cash flow for such period to decline.

For the year 2005, approximately 52% of our revenue resulted from a long-standing, mutually non-exclusive marketing and distribution agreement with IBM. As our business grows and develops, our relationship with IBM continues to evolve, as in 2005 when we assumed a greater role in managing the marketing and distribution of our PLM products and services. Further changes in our relationship with IBM, or an insufficient commitment of resources by IBM to the marketing and sale of our PLM products, could have a material adverse effect on our financial condition and results of operations.

Pursuant to our long-standing, mutually non-exclusive agreement, IBM markets and distributes a substantial portion of our PLM products worldwide, primarily CATIA, ENOVIA and SMARTEAM. According to the terms of the agreement, we license these products to IBM, who then sub-licenses them to end-users. Revenue generated through our agreement with IBM represented 52%, 56%, and 59% of our total revenue in 2005, 2004 and 2003, respectively.

IBM markets and distributes our PLM products and services through IBM PLM, an organization within IBM dedicated primarily to the marketing and distribution of Dassault Systèmes products, and through IBM distribution partners, known as “IBM Business Partners”. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing and sales, the selection of marketing and distribution channels and the compensation of its sales personnel and distribution partners. If IBM does not invest sufficiently to develop PLM revenues from our products, we may have to intensify our direct and other external sales efforts at the risk of creating sales channel conflicts and generating additional operating costs impacting our earnings. In addition, a decision by IBM to cease, freeze, or reduce substantially its marketing and distribution efforts for our PLM products would have an immediate and material adverse effect on our financial condition and results of operations. We may not be able to establish effective alternative distribution channels rapidly and the establishment of such channels would require significant management and financial resources.

In mid-2005 we agreed to act as Channel Management Provider (CMP) to IBM. Under the CMP agreement, we manage the marketing and distribution of our PLM products by the IBM Business Partner network in a number of countries in Europe and in the United States. As reflected by the CMP agreement, our relationship with IBM, which has been a core element of our business model, evolves as our business grows and develops, thereby exposing us to new management challenges and greater responsibility for the marketing and sales of our PLM products. In addition, in 2005 we began to sell directly to a network of resellers in China, Australia and New Zealand. In 2006, we further expanded our direct distribution to include Taiwan and Latin America. Further changes in roles and responsibilities, such as the further expansion of our direct sales activities, could cause disruptions and negatively affect our relationship with IBM and the sales organization’s performance, which could have a material adverse impact on our revenues.

Furthermore, IBM is not prohibited from competing with us, marketing and distributing other competing PLM software applications, providing services around other competing PLM software applications, or acquiring or forming a strategic alliance with one or more of our competitors. In early 2006, one of our competitors announced an agreement with IBM in China and selected market verticals.

If we do not anticipate, develop or take advantage of new technological opportunities to respond effectively to our customers’ increasingly complex requirements, demand for our products may be reduced, which would have a material adverse effect on our financial condition and results of operations.

PLM solutions are characterized by the use of rapidly changing technologies and frequent new product introductions or enhancements. These solutions must address complex engineering needs in various areas of product design and manufacturing, and must also meet sophisticated process requirements in the areas of change management, industry collaboration and cross enterprise work.

DASSAULT SYSTÈMES Form 20-F 2005 11

Back to Contents

As a result, our success is highly dependent upon our ability:

•	to understand our customers’ needs, and support them in reengineering key product lifecycle processes and managing the migration of substantial amounts of data;
•	to enhance our existing solutions by developing more advanced technologies;
•	to anticipate and take timely advantage of quickly evolving technologies; and
•	to introduce new solutions in a cost-effective and timely manner.

We commit substantial resources to the development of new offerings, but we continue to face the challenge of increasingly complex integration of our products’ different functionalities to address our customers’ PLM requirements. As a result, longer and more difficult industrialization work is required for new releases and offerings. In addition, if we are not successful in anticipating technological leaps and developing new solutions and services that address our customers’ increasingly sophisticated expectations, demand for our products could decline, and our results of operations and financial condition could be negatively affected.

Errors or defects in our products could cause us to incur additional costs, lose customers, revenue and business opportunities and expose us to potential liability.

Sophisticated software often contains errors, defects or other performance problems when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs.

Errors, defects or other performance problems in our products may also result in the loss of, or delay in, the market acceptance of our products or postponement of customer deployment. Such difficuties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenues which would have been generated by our sales to companies participating in the customer’s supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.

Because errors, defects or other performance problems in our software could result in significant financial or other damage to our customers, our customers could pursue claims against us. A product liability claim brought against us, even if not successful, would likely be time consuming for our management and costly to defend and could adversely affect our marketing efforts.

Any insurance we carry may only partially offset the cost of correcting significant errors.

Currency fluctuations may significantly affect our results of operations, since we generate revenue and incur expenses in currencies other than the euro.

Our results of operations have been, and may in the future be, significantly affected by changes in exchange rates. Exchange rate fluctuations can impact the revenues and expenses recorded in our statement of income upon translation of other currencies into euro. Although we currently benefit from a natural coverage of most of our exposure to U.S. dollars, our revenues denominated in Japanese Yen, Korean Won and British Pounds substantially outweigh our expenditures in these currencies, which exposes our financial results to a potential depreciation in their value relative to the euro.

Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record and pay an expense. Any such differences are accounted for in the “Exchange gain/loss” portion of our financial revenue.

See “Item 11: Quantitative and Qualitative Disclosures About Market Risk - Foreign currency exchange risk”.

Since market growth rates for our software applications and the revenue growth rates of our significant competitors are computed in U.S. dollars, such growth rates from period to period may not be comparable to our euro-computed revenue growth rates for the same periods.

Claims that our products, or any third-party components embedded in our products, infringe the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our financial condition and results of operations.

12 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Third parties, including our competitors, may own or obtain copyrights, patents or other proprietary rights that could restrict our ability to further develop, use, or sell our own product portfolio. We have received in the past, and may in the future receive, communications alleging that our products infringe the patents and other intellectual property rights of others. Such a claim could cause us to incur substantial costs to defend ourselves in any litigation which may be brought, regardless of its merits. If we fail to prevail in intellectual property litigation, we may be required to:

•	cease making, licensing or using the products or services that incorporate the challenged intellectual property;
•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all; or
•	redesign our products, which could involve substantial costs and require us to interrupt product licensing and product releases, or which might not be feasible at all.

In addition, we embed in our products an increasing number of third party components selected either by us or by companies which we have acquired. Although we have implemented strict approval processes to certify the originality of third party components and verify any corresponding licensing terms, the same approval processes may not have been adopted by companies which we acquire. As a result, the use of third party embedded components in our products exposes us to the risk that a third party will claim that the embedded components infringe their intellectual property rights.

If any of the above situations were to occur for a significant product, it could have a material adverse impact on our financial condition and results of operations.

If we fail to adequately protect our intellectual property, our competitive market position could be harmed, which would have a material adverse effect on our financial condition and results of operations.

Our success is heavily dependent upon our proprietary software technology. We rely on a combination of copyright, patent, trademark, trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. In addition, effective copyright, patent, trademark and trade secret protection may be unavailable or limited in certain countries where intellectual property rights are less protected than in the United States or Western Europe, or as a result of the prior rights of third parties.

If we fail to adequately protect our technology, third parties may develop similar technology and cause a reduction in our software revenues. Furthermore, although we enter into confidentiality and license agreements with our employees, distributors, customers and potential customers, and limit access to and carefully control the distribution of our software, documentation and other proprietary information, the measures we take may not be adequate to deter misappropriation or independent third party development of our technology.

In addition, like most of our competitors, we face an increasing level of piracy of our successful products, both by individuals and by groups acting worldwide, which could potentially affect our growth in specific markets.

Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable.

The regulatory environment for listed companies has become increasingly complex and is subject to change. Modification in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations. Implementation of regulatory requirements is costly and any reported deficiencies may have a negative adverse effect on our stock price.

Since January 1, 2005, we report according to both International Financial Reporting Standards (IFRS) and U.S. GAAP. The applicable IFRS and U.S. GAAP accounting standards and related interpretations are highly complex and continue to evolve. The reporting requirements may be contradictory or ambiguous. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition, scope of consolidation, and stock-based compensation, we may be required to modify our accounting policies and business practices, including license terms and conditions, which could have a material adverse effect on our results of operations or financial reporting. Our current accounting policies are described in “Item 5A: Operating Results - Critical Accounting Policies” and Note 1 to our consolidated financial statements.

DASSAULT SYSTÈMES Form 20-F 2005 13

Back to Contents

We are currently working on the documentation and evaluation of our internal controls procedures in order to be ready for the Sarbanes-Oxley certification for 2006. Despite our efforts and investments regarding these procedures, and because of the complexity of the regulatory environment, we may encounter deficiencies that we would then report and which could have an adverse effect on our results of operations and the market value of our shares.

We expect our quarterly operating results to continue to fluctuate, which could cause our stock price to fluctuate.

Our quarterly operating results have varied significantly and are likely to vary significantly in the future, depending on factors such as:

•	the number, timing and significance of product enhancements or new products that we develop or that are released by our competitors;
•	our ability to develop, introduce and market new and enhanced versions of our products and customer order deferrals in anticipation of these new or enhanced products;
•	the timing and cyclical nature of revenues received due to the signing of important new customer orders, the completion of major service contracts or the completion of customer deployments;
•	the timing of announcements regarding any significant acquisitions or divestitures;
•	fluctuations in foreign currency exchange rates; and
•	general conditions in our software markets, the software industry generally and computer industries and regional economies.

A substantial portion of our orders and shipments typically occur in the last month of each quarter and therefore, if any delay occurs in the timing of the order, we may experience significant quarterly fluctuations in our results of operations. Additionally, as is typical in the software applications industry, we have historically experienced our highest licensing activity for the year during the month of December. Delays in orders and shipments can affect our revenue and income.

The trading price of our shares and ADSs may be subject to wide fluctuations in response to quarterly variations in our operating results and the operating results of other software applications developers in our markets. In addition, capital markets around the world experience from time to time extreme price and volume fluctuations, which may particularly affect the market prices for many high technology companies which have become highly volatile.

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

Our PLM strategy requires fully integrated solutions of computer-aided-design and manufacturing and data management products, which are themselves increasingly complex. To implement our PLM strategy, we have chosen to partner with other companies in such areas as:

•	hardware and technology, to maximize our benefits from available technology;
•	product development, to enable software developers to create and market their own software applications using our key product architecture;
•	consulting and services, to support customers adapting and deploying PLM solutions; and
•	marketing and distribution to promote our solutions outside IBM channels.

We believe that our partnering strategy allows us to reduce costs while achieving broader market coverage.

Our broad partnering strategy creates a degree of dependency on such partners. Serious difficulties in our relationships with our partners, or an unfavorable change of control of our partners, may adversely affect our products or business development. In addition, any failure by our partners to deliver products of the quality or according to the timing expected may cause delays in the delivery of, or deficiencies in, our own products.

14 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

If we are unable to hire or retain our key personnel and executives, or if we experience difficulties in our employee relationships generally at one of our major sites, our business activities and operating results may be negatively affected.

Our success depends to a significant extent upon the continued service of our key managers and highly qualified research and development, technical, support, sales management and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and if we lose the ability to hire and retain key employees and executives with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and operating results. We generally do not maintain insurance with respect to the loss of our key personnel.

The continuous growth of our Group, internally and externally, adds complexity to our organization and may make consistent management and appropriate visibility with respect to our operations and strategy more difficult. Risks associated with external growth through acquisitions, as well as changes in the organization of the Group, may adversely affect our business or financial performance.

We continue to grow internally in our markets around the world. This continuous growth in terms of revenues, employees and operations creates increasing complexity for us as we take measures to ensure consistency of our various offerings, control of our operations and appropriate follow-up of return on investments. We also continue to reorganize our Group structure in order to maintain efficiency and remain focused on our strategy. The integration of newly acquired companies or businesses, as well as the management of divestments, is challenging and consuming both in terms of management time and control systems and requires careful attention to management integration and employee retention.

Finally, we may use significant financial resources, make potentially dilutive issuances of equity securities or incur debt to realize future acquisitions or investments. These transactions may also cause us to incur amortization expenses related to intangible assets other than goodwill, or generate goodwill subject to annual (or more frequent) impairment tests. Minority interests or other investments in unaffiliated partners may also have to be written down in our accounts as a result of impairment. Acquired companies may also carry the risk of unanticipated or contingent liabilities, including litigation risk related to prior events (see above the risk of claims that embedded components violate third-party intellectual property rights, and “Item 5D. Trend Information - MatrixOne Acquisition and Expansion of Our ENOVIA Brand”). Each of these potential consequences of an investment or acquisition could reduce our operating margin or net income. Also, due to local regulatory constraints, a planned acquisition might not be realized as anticipated or at all.

A decrease in prices, a longer sales cycle and changes in the competitive environment could negatively impact revenue growth, financial performance and market position.

Over the last several years prices have declined in the technological market and this trend could continue or accelerate. This price decline may result from competition, low marginal costs and/or rapid technological change. In addition, in the past few years, we have seen a move towards consolidation in our industry, which may lead to increased competitive pressure on prices and negatively impact our revenue, financial performance and market position.

In parallel, due to economic conditions as well as to the complexity of our PLM products, the sales cycle for PLM products has lengthened. We could face a slowdown in our revenue growth as a result.

Our research and development facilities are subject to risks of damage or temporary unavailability due to both system interference or breakdown and physical harm. The short- or long-term unavailability of the use of these facilities could have a material negative impact on our business, results of operations and financial condition.

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

In addition, because our research and production facilities are located in a limited number of principal sites, including our headquarters outside Paris in a possible flood zone, our facilities in Japan and California which may be exposed to earthquakes and our site in Israel, substantial physical damage to any one of our sites, by natural causes or by attack or local violence, could materially reduce our ability to continue our normal business operations.

If any of these circumstances were to arise, the resulting damage, loss or delays could have a material negative impact on our business, results of operations and financial condition.

DASSAULT SYSTÈMES Form 20-F 2005 15

Back to Contents

Since we have multinational operations, we are subject to certain risks, inherent in international operations, that could adversely affect our financial condition and results of operations.

As a global participant in the software industry, our business is subject to certain risks inherent in international operations that are beyond our control. These risks include:

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

Groupe Industriel Marcel Dassault owns approximately 43.3% of our outstanding shares, and continues to act as controlling shareholder.

Groupe Industriel Marcel Dassault (GIMD), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and owned approximately 43.3% of our outstanding shares and controlled approximately 42.6% of the voting rights as of December 31, 2005. As a result, GIMD continues to act as controlling shareholder with respect to matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

Technology-related stock prices have generally been volatile, and this volatility may depress our stock price.

The market price of our shares and ADSs is likely to be highly volatile, as the market for shares of technology companies has generally been more volatile than the stock market overall. A large number of technology companies have reached a market price significantly inferior to their historical highest market price.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

Our ADSs are quoted in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Our dividends are denominated in euro; a decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

Holders of ADSs may face disadvantages compared to holders of our shares when attempting to exercise voting rights. Holders of shares wishing to exercise their voting rights must block their shares for at least five days prior to shareholders’ meetings pursuant to our by-laws.

In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. As these materials are usually sent by regular mail, there can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. The depositary and the Company are not responsible for failing to carry out or comply with voting instructions. Therefore, it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

Preemptive rights may be unavailable to holders of our ADSs.

Under French law, upon the issuance of new shares or equity-related securities for payment, we may grant preemptive rights to our shareholders to subscribe to such securities. However, holders of our ADSs may not be able to exercise these preemptive rights unless both the rights and the shares are registered under the Securities Act of 1933 or an exemption from registration is available. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case the ADS holders will receive no value for these rights.

16 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 4: Information on the Company

A. History and Development of the Company

1981 THROUGH 2004

Dassault Systèmes was established in 1981 through the spin-off of a team of engineers from Dassault Aviation, which was developing software to design products in 3D. We entered into a distribution agreement with IBM the same year and started to sell our software under the CATIA brand to automotive and aerospace customers. Through our work with large industrial customers, we learned how important it was for them to have a software solution that would support their product development processes. With this in mind, we enriched our solution to enable the design of “digital mock-ups” (DMU) which helped our customers reduce the number of physical prototypes and realize substantial savings in product development cycle times. The first significant project realized with this new approach was the Boeing 777. We also broadened our targeted industry segments to fabrication and assembly, consumer goods, electrical and electronics, shipbuilding and plant design.

In 1997, we organized our business in two segments: the “Process-centric” segment, which supports our customers’ end-to-end product development process, and the “Design-centric” segment, dedicated to customers seeking to design products in 3D. In conjunction with this decision, we acquired SolidWorks Corporation, with the goal of targeting the significant market of customers designing their products in two dimensions (2D) and interested in taking advantage of the power of 3D design.

In order to fulfill the mission to provide a robust PLM solution for our customers, in conjunction with our internal development, we undertook a series of targeted acquisitions and developed a new software platform, Version 5, for the Process-centric segment. In 1998, we acquired the “Product Manager” software and development laboratory from IBM, which we merged with our virtual product data management application to create the ENOVIA product line. In 1999, following our acquisition of SmarTeam Corporation, we developed a portfolio of applications across ENOVIA and SMARTEAM in order to manage data product configurations, product lifecycle integration and collaboration (our “PDM” offering). In 1999, we also introduced Version 5 (V5), an innovative software platform to develop integrated Product Lifecycle Management solutions. In 2000, DELMIA was launched in order to address the digital manufacturing domain following a series of three acquisitions, including (i) Deneb, a U.S. company specialized in robotic simulation which we acquired in 1997, (ii) Safework, a Canadian company specialized in human modelling technology, and (iii) Delta, a German company specialized in manufacturing process management software. Both Safework and Delta were acquired in 2000.

As a result of the capabilities of V5 as a software platform, the different applications developed in the companies we acquired, such as DELMIA, as well as the CATIA and ENOVIA product lines can be integrated to form a powerful Product Lifecycle Management solutions portfolio. In 2000, we acquired Spatial Corp., a U.S. company, to develop and sell its software components, including ACIS.

In 2004 we entered the automation market and created DELMIA Automation based upon internal development work as well as the acquisition in 2003 of Athys, a French company specialized in the development of workcell control software.

2005

During 2005, we continued to expand our addressable markets with the acquisitions of ABAQUS, in simulation, and Virtools in 3D technology.

We significantly increased our presence in the simulation market with the acquisition of ABAQUS, Inc., which has advanced expertise in finite element analysis software. ABAQUS technology is capable of scaling from simple to the most demanding simulations. In connection with the acquisition, we introduced a new PLM brand, SIMULIA, for realistic simulation and unveiled plans to develop an open, multi-physics platform designed to enable the integration of many types of simulation applications. Our SIMULIA brand includes ABAQUS as the core of our realistic simulation offerings, in combination with our existing simulation activities. We believe Dassault Systèmes was among the top three software developers in the simulation market at the end of 2005. (Source: Daratech.)

In 2005, we acquired Virtools, a company with significant expertise in interactive web applications, which give life-like behaviour to 3D content. Currently, Virtools has a small but diverse range of customers across manufacturing, entertainment and consumer goods companies, thus illustrating 3D technology’s importance as a communications vehicle. Our objective is to bring the power and value of such 3D representations to a broad audience of potential users.

DASSAULT SYSTÈMES Form 20-F 2005 17

Back to Contents

During 2005, we also formed a partnership with i2 Technologies, Inc., in the sourcing segment of the supply chain management industry, to jointly develop sourcing solutions as an integrated component of our V5 PLM. As part of this agreement we purchased a competency center and technology licenses from i2 Technologies. Our objective is to integrate sourcing throughout the product lifecycle, thereby eliminating or significantly reducing the barriers between the engineering and sourcing communities. By aligning sourcing and engineering earlier in the product development cycle, our goal is to help customers reduce product costs, improve time-to-market cycles and enhance initial product quality.

In early 2005, we acquired RAND Worldwide’s subsidiaries in the United Kingdom, Sweden, Germany, Switzerland and Russia, and we increased our ownership of our RAND North America, Inc. joint venture to 70% from 60%.

PRINCIPAL INVESTMENTS

Acquisitions of companies, or equity interests in companies, and intangible assets offering strategic technology represent our main capital expenditures. See “Item 5A: Operating Results - ABAQUS Acquisition” and “Item 5B: Liquidity and Capital Resources”.

CORPORATE INFORMATION

Dassault Systèmes S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. Our Company was created on June 9, 1981 for a duration of 99 years and is governed by French company law and related regulations. Our registered office is located in Suresnes, France, at 9, quai Marcel-Dassault, B.P. 310, 92156, and the telephone number is: 33 (0) 1 40 99 40 99. For a list of our significant subsidiaries, please refer to “Item 4C: Organizational Structure” below. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

Our shares have been listed in France on the Paris Stock Exchange (Eurolist - Compartment A) and in the United States on the Nasdaq Stock Market’s National Market since our initial public offering in 1996.

B. Business Overview

SUMMARY

We are the world leader, based on global market share, in Product Lifecycle Management (PLM) software solutions powered by three-dimensional (3D) representation. We also provide our expertise in 3D technology to businesses of all sizes and in many industries. Our strategic mission is to provide software solutions and consulting services that enable our customers to:

•	increase product innovation and quality;
•	accelerate product design to satisfy market demand;
•	collaborate in 3D for product lifecycle management;
•	create and manufacture products more cost effectively; and
•	develop more environmentally friendly products, both during production and when in service.

Our software applications address a wide range of products, from consumer goods, machine parts and automobiles to entire ships, factories and aircraft. Our global customer base includes companies primarily in seven manufacturing sectors: automotive; aerospace; fabrication and assembly; consumer goods; electrical and electronics; power, process and petroleum; and shipbuilding.

18 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

PRODUCT LIFECYCLE MANAGEMENT (PLM) - 81% OF CONSOLIDATED REVENUE IN 2005

Our PLM software and services enable customers to simulate, in a 3D collaborative environment, the entire lifecycle of a product, from its conceptual stage through development, manufacturing and usage in service. This fundamental transformation to the management of product and process development through digital technology creates important new opportunities for innovation. Moreover, our PLM solutions help companies reduce both time to market and costs, as well as better integrate their design and production processes with market needs. Using advanced and breakthrough modeling technologies, including highly sophisticated 3D visualization and collaborative internet technology, our products allow engineers, manufacturing teams, financial planners and other participants to simulate product behaviour and manufacturing operations through virtual prototypes rather than actual physical mock-ups, thereby saving significant time and resources, while increasing innovation and quality. Data about the product and its production, use and maintenance can be shared, modified, managed and archived on an integrated information platform.

Our PLM software is organized into five brands, each with its own clearly defined mission:

•	CATIA, our flagship and largest brand, for virtual product design and product excellence;
•	SIMULIA, our newest brand, incorporating ABAQUS, for engineering quality through virtual testing;
•	DELMIA, for virtual production and production performance;
•	ENOVIA, for a global collaborative environment; and
•	SMARTEAM, for enterprise PDM.

MAINSTREAM 3D - 19% OF CONSOLIDATED REVENUE IN 2005

Our Mainstream 3D solutions focus principally on product design rather than the entire product lifecycle. These 3D products, which are marketed under our SolidWorks brand, complement our PLM software applications by reaching a far larger number of potential users, and they are designed to capitalize on the significant migration opportunity of 2D users to 3D design. Our goal is to set the global standard for Mainstream 3D mechanical design software.

EMERGING BUSINESS INITIATIVES

During 2005, we continued to develop our business initiatives in automation and “3D For ALL”.

Automation

The “automation” market is focused on defining, controlling and monitoring automated production equipment. It is a natural extension of our PLM business, leveraging our existing knowledge and expertise. We are therefore developing a suite of software solutions, DELMIA Automation, that will allow customers to program, simulate and monitor automated production lines and link them with manufacturing processes defined using DELMIA PLM.

We believe the automation market is potentially a large market with long-term opportunity for growth. In addition, automated systems are used in a number of industries that we do not currently address with our DELMIA PLM solutions, such as consumer package goods, food and beverage and pharmaceuticals. We do not expect automation to be a meaningful contributor to our revenue in 2006 and 2007 as we further develop our product offering and distribution network.

3D For ALL

We believe that 3D technology can be made broadly available to all users and communities, from content creators to professionals to consumers. We call this broadly expanded application of 3D technology “3D For ALL”. We therefore focus a portion of our research and development resources on developing “3D For ALL” technologies, such as 3D XML. We have also entered into new partnerships with companies that share our vision of “3D For ALL.” During 2005 we acquired Virtools, which provides us with technologies enabling users to simulate the experience of the product in use in a 3D environment. Virtools is a French company with advanced technology in live web applications and 3D interactive content creation in industrial, commercial and consumer environments.

DASSAULT SYSTÈMES Form 20-F 2005 19

Back to Contents

KEY BUSINESS STRENGTHS

We believe that our leadership of the PLM and 3D markets, and our increasing share of the global PLM market over the last six years, is due to our key business strengths.

•

We develop long-term, integrated relationships with our customers. Our approach has always been to develop long-term partnerships with customers in our targeted industries. We work closely with our customers to involve them in all phases of product development and to identify their evolving needs. Through these close, long-term working relationships, we are able to gain a deep understanding of their product design processes and requirements. We believe this level of knowledge enables us to develop software solutions more closely attuned to the requirements of our customers, and highly suited to the industries we address. We have also introduced specific industry solutions addressing the unique aspects of product development across different industries. In addition to our software solutions, we operate competency centers where we work with numerous industry leaders to develop service offerings and best practices (PLM Best Practices) to improve the introduction and deployment of our PLM solutions in response to the increasing demand for expertise and optimization of processes.

•

We have a substantial commitment to technological innovation. Technological strength has underpinned our market success. Our current generation software platform for the PLM market, Version 5, enables us to deliver integrated PLM solutions tailored to industry specific processes. Further, we have introduced key innovations to our V5 platform, including engineering and manufacturing “hubs”, 3D XML technologies, products such as “CATIA - Imagine & Shape,” and more powerful products for collaboration.

Through DELMIA Automation, we are introducing innovative technologies for the automation market. These new technologies are intended to digitally define, control and monitor automated systems entirely in 3D.

Through SIMULIA, we deliver the ABAQUS product suite for both routine and sophisticated linear and nonlinear engineering analysis. ABAQUS provides a unified finite element analysis (FEA) environment that enables smooth migration between linear and nonlinear workflows and easy sharing of models and results between engineering disciplines, thereby offering a compelling alternative to implementations involving multiple products and vendors.

Designed specifically for Windows, our Mainstream 3D technology is intended to help designers and engineers make an easy transition from 2D drafting tools to a 3D environment. Its intuitive Windows interface enables users to productively employ SolidWorks software without extensive training.

•

We believe a core component of our success as a company is our brand strategy, with each brand having a clear identity and value to customers. Our brand strategy enables us to focus on developing software for specific domains (such as design, manufacturing and simulation), with the objective of making it the leader within its respective markets. As a result, we develop research and development strategies, as well as sales and marketing strategies, closely adapted to individual domains. At the same time, using our V5 platform, we can offer PLM solutions that integrate various domains. Our multiple brand strategy also allows our customers to choose the specific point of entry which corresponds to their individual needs and requirements.

PLM:

-	CATIA, for virtual product design and product excellence;
-	SIMULIA, for engineering and virtual testing;
-	DELMIA, for virtual production and production performance;
-	ENOVIA, for a global collaborative environment
-	SMARTEAM, for enterprise PDM, and

Mainstream 3D design:

-	SolidWorks, for production and 3D mechanical design.
•

We have an extended enterprise model. Since our inception in 1981, we have developed a network of partners for product development, marketing and enhancement of customer relations, and we intend to continue to build on our extended enterprise model. For marketing and sales, we have important relationships with IBM, a network of distribution partners, as well as a direct sales force. In PLM we have created a program, “CAA V5”, to enable independent software companies to develop and build complementary applications onto our V5 platform. And through customer cooperation, we establish a permanent dialogue between our customers and our research and development teams commencing early in the product development process to ensure responsiveness to market needs.

20 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

•

We have a resilient financial model, with a high level of recurring licenses revenue. We generate a high level of recurring revenue. For 2005, recurring revenue represented 50% of our total software revenue, with total software revenue accounting for approximately 84% of our total revenue. This high level of recurring revenue contributes to the resiliency of our business, enabling us to continue to invest in critical resources.

For the geographic breakdown of our revenues for the past three years and information on the seasonality of our business, see “Item 5A: Operating Results - 2005 versus 2004” and “- 2004 versus 2003”, and “- Trends in Quarterly Results”, respectively.

GROWTH STRATEGY

We believe there are a number of opportunities to continue to grow our business. We have outlined below our most significant current growth opportunities.

•

Extend the penetration of CATIA Version 5 in our largest industries. Our current CATIA Version 5 software is designed to address the needs of a wide range of users, from entry-level to the most sophisticated. In addition, we are expanding the number of applications within CATIA, which then broadens its potential usage.

•

Extend our presence in the supply chain of key industries. Our customer base includes many of the leading original equipment manufacturers (OEMs) in the aerospace and automotive industries. Many of these customers are currently in the process of migrating to our Version 5 platform. We believe their supply chain offers growth opportunities, since OEMs, particularly in the automotive and aerospace industries, seek to better integrate design and manufacturing through collaborating more closely with their suppliers. We also see an increase in interest in our PLM solutions among supply chain companies in part as a response to the changing requirements of their OEM partners. Our PLM solutions are suited to a broad range of supply chain participants, since they have been designed to address the needs of large-, medium- and small-sized businesses.

•

Expand our presence in new target industries. Our diversification strategy has met with significant success. Historically, our two main markets were the automotive and aerospace industries. We have strengthened our presence in the fabrication and assembly industry, which is now among our largest contributors to revenues. In addition to ongoing opportunities in our largest target industries, we believe our current software solutions present a good opportunity to increase our presence in the consumer, electrical and electronics, power, process and petroleum and shipbuilding industries.

•

Implement PLM solutions integrating product data management, digital manufacturing and simulation applications. Our PLM solutions can integrate product data management (PDM) solutions (ranging from data management and collaboration, with SMARTEAM, to product lifecycle management and decision support, with ENOVIA), digital manufacturing (through DELMIA) and simulation (with SIMULIA).

•

Capitalize on the 2D to 3D migration opportunity. Many designers continue to work within a 2D environment. We believe our solutions, particularly our Mainstream 3D solutions with our SolidWorks brand, address the needs of these designers as they migrate to 3D solutions.

•

Expand our addressable markets. Expanding our addressable markets is a key component of our overall growth strategy. Most recently, through our acquisition of ABAQUS in 2005, we substantially broadened the scope of our simulation strategy. In addition, there is a substantial long-term opportunity in automation and “3D For ALL” technologies.

MARKET STRUCTURE AND BRANDS

We currently organize our business and market our products and services principally according to two types of applications: the PLM, or “Process-centric”, market, to support product development, production, maintenance and lifecycle management; and the Mainstream 3D, or “Design-centric”, market, which is primarily focused on product design.

PLM SOLUTIONS

Our PLM software and services enable customers to simulate, in a 3D collaborative environment, the entire lifecycle of a product, from its conceptual stage through development, manufacturing and usage in service. PLM solutions facilitate the simultaneous collaboration of the many different functions involved in PLM: engineering, strategy, marketing and sales, planning and production, procurement, finance and human resources, as well as throughout the supply chain. Our products allow engineers, manufacturing teams and financial planners within a company, as well as throughout the supply chain, to collaborate simultaneously. Based upon customer experience, our V5 PLM solutions can bring significant, measurable benefits.

DASSAULT SYSTÈMES Form 20-F 2005 21

Back to Contents

CATIA is our largest software product line as our PLM solution for digital product definition and simulation. CATIA is a fully integrated system that allows users to tailor their product development functionalities to their particular needs. In addition, we have introduced many CATIA products that address the specific needs of each of our target markets.

We believe that CATIA is among the most powerful product design and simulation systems, as illustrated by the market’s adoption of the digital mock-up (DMU) process. We believe this leadership position is built on CATIA’s most important features:

•	enables companies to capture and reuse their corporate knowledge;
•	covers all possible product shapes, thanks to a wide array of modelling technologies;
•	offers breakthrough technologies, such as “generative design” and “functional modelling”, to facilitate and accelerate design across product programs, and “imagine & shape”, to facilitate styling;
•	uses a simple and intuitive user interface to optimize productivity and reduce training time;
•	fully integrates all CATIA applications based on a common product, process and resources (PPR) model;
•	provides scalable functionality, from entry-level users to high-end experts; and
•	enables increased collaboration among users.

SIMULIA is our newest PLM brand. In conjunction with the completion of the ABAQUS acquisition, we announced the creation of SIMULIA, our PLM brand for realistic simulation. Our SIMULIA brand includes ABAQUS and other Dassault Systèmes simulations offerings.

We believe there is a growing need for simulation, as well as a significant opportunity to transform how companies use simulation in product lifecycle management. Currently, companies spend substantial human and financial resources on real world product testing which could be done at lower cost and earlier in the product design process by virtual testing. In addition, many companies have their own applications in the field of simulating product behaviour which are expensive to develop and maintain. We therefore believe there is a large opportunity for customers to realize performance improvement and substantial savings in this domain.

Our simulation products seek to match companies’ growing need for realistic product and process simulation; to make realistic simulation more readily accessible through integrated and collaborative simulation best practices; and to help our customers and partners by providing an open, multi-physics framework for simulation applications.

The ABAQUS suite of software for finite element analysis (FEA) allows engineering organizations to respond to their own competitive pressures to create and test real-world virtual prototypes of complex products and processes. ABAQUS software provides general purpose analysis tools that encompass a multitude of linear, nonlinear, dynamic response and other advanced technologies, packaged to match various simulation requirements. With a strong emphasis on high performance computing, ABAQUS effectively solves the largest and most computer intensive problems with its unique combination of implicit and explicit solution techniques, plus the ability to perform integrated multi-body dynamics. Each of the ABAQUS suite’s three core products - ABAQUS/Standard, ABAQUS/Explicit and ABAQUS/CAE - offers additional optional modules that address specialized capabilities required by different customers. We also offer other Dassault Systèmes CAE applications as a component of our simulation offerings.

DELMIA is our brand spanning PLM digital manufacturing solutions and our automation solutions which we also market under the DELMIA brand.

DELMIA PLM offers a comprehensive suite of digital 3D manufacturing solutions that allow the complete design and validation of a manufacturing process through a digital mock-up. DELMIA PLM thus seeks to enable companies to optimize their manufacturing process before actual production takes place. DELMIA PLM solutions are built on an open product, process and resources model. They enable the continuous creation and validation of the manufacturing process in the following domains:

(i)

Process planning: The DELMIA Process Planning suite provides comprehensive process and resource planning support. It creates an environment that allows customers to review the sequences and links between processes and resources early in the product design cycle. Customers can perform planning tasks such as layout planning, time measurement, process and resource planning, product evaluation, cost analysis and factory line balancing.

(ii)

Process detailing and validation: The DELMIA Process Detailing and Validation suite employs the structure and diagrams of the DELMIA Process Planning solutions. It addresses specific manufacturing issues using actual product geometry and defines processes in detail in a 3D environment. Processes that can be validated in 3D include manufacturing and maintenance, weld point allocations, assembly sequences, factory/cell layouts and machining operations.

22 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

(iii)

Resource modelling and simulation: The DELMIA Resource Modelling and Simulation suite provides the tools to develop and implement the mechanical resources, routines and programming that are used in conjunction with the Process Planning and Process Detailing and Validation solutions. Resources such as robots, tooling, fixtures, machinery, automation and ergonomics are defined and integrated into complete manufacturing scenarios.

ENOVIA provides a complete set of integrated solutions to help customers create a collaborative digital enterprise. By providing unique workspaces for enterprise-wide integration, including engineering and manufacturing, ENOVIA solutions enable customers to manage their digital products at each stage of the lifecycle and simulate specific processes. Benefiting from the open V5 platform and internet technologies, ENOVIA forms the PLM backbone for the entire company, providing a gateway into the digital enterprise for collaboration, visualization, analysis and decision support.

ENOVIA solutions cover the following domains:

(i)

Digital mock-up and review: ENOVIA V5 DMU (digital mock-up) enables virtual product simulation, analysis and validation. It helps streamline collaborative review and decision-making, while providing real-time insight into product performance.

(ii)

Virtual Product Manager: ENOVIA V5 VPM helps evaluate changes and improve decision-making. It enables users to capture in real time information regarding the impact of product design changes on quality, cost, performance and other product lifecycle issues. VPM manages DMU and links between the different parts of an assembly.

(iii)

Lifecycle management: ENOVIA V5 LCA provides unified product, process and resources definition and end-to-end process coverage within a Web-based collaborative environment, to enhance productivity and improve business agility.

SMARTEAM software solutions enable organizations and their supply chains to efficiently exchange, track and manage corporate product information throughout a product lifecycle. SMARTEAM solutions offer an array of integrated, on-line collaboration technologies and provide an affordable, readily customizable, easy to implement solution. A SMARTEAM solution can therefore range from collaborative product data management to entry access to PLM deployment.

SMARTEAM solutions cover the following domains:

(i)

Enterprise services: Enterprise services provide secure real-time access to product data for authorized users from virtually anywhere on the globe. The SMARTEAM repository ensures data integrity, and core technologies enable global access.

(ii)	User services: User services streamline business processes by enabling users to manage project workflow.
(iii)

Collaboration dashboards: Enables businesses to share, manage, search and view various types of data and resources. They provide secure product lifecycle collaboration and allow the implementation across the extended enterprise of a web-based collaborative portal.

(iv)

Business solutions: Business solutions provide predefined business templates, efficient customization tools, and an intuitive, user-friendly interface that enable companies to reduce the learning curve involved at each project stage and generate results more quickly.

PLM releases in 2005

During 2005, we introduced two new PLM releases for our CATIA, DELMIA, ENOVIA and SMARTEAM applications:

Version 5 Release 15 (V5R15), “Open Collaboration on the Proven V5 Platform” - Announced in May 2005 for CATIA, DELMIA, ENOVIA and SMARTEAM, V5R15 builds on the strengths of V5R14 by providing unified working environments, or desktops, targeting the specific needs of key user communities, such as engineering, manufacturing and enterprise users more broadly. We also further strengthened our coverage of business processes with new technologies designed to help improve productivity and innovation among companies across a number of industries. This Release leverages our open V5 platform, with the goal of providing companies in the supply chain with enhanced collaboration capabilities and process coverage. Highlights include: (i) accelerated collaboration with suppliers by facilitating the exchange of engineering package data between OEMs and suppliers of all sizes and (ii) enhanced communications with 3D XML including the introduction of a new 3D XML viewer in V5R15, among other key highlights.

Version 5 Release 16 (V5R16), “Empowering Innovation Networks” - V5R16 helps customers create more innovative products and leverage the talents of their global supply chains. V5R16 delivers powerful new collaboration capabilities within ENOVIA V5 VPM Navigator and SMARTEAM TeamPDM, enabling extended networks of partners to work together in globally distributed 3D environments. Entire engineering packages can now be shared and managed collectively while protecting intellectual property, enabling true concurrent engineering across the value chain. More broadly, V5R16 increases the power of the V5 PLM platform in three ways: by delivering unified PLM solutions for unrivalled gains in productivity; by extending the reach of 3D XML within the enterprise for ease of communication; and by accelerating performance with Microsoft Windows 64-bit support.

DASSAULT SYSTÈMES Form 20-F 2005 23

Back to Contents

PLM Industry Solutions

As part of our PLM offering, we have developed “PLM industry solutions” to ensure that customers of all sizes and across different industries transition as quickly as desired from purchasing our PLM solutions to having our PLM solutions in operation delivering measurable return on investment. We believe PLM is a business transformation, requiring proven and experienced-based methodologies. Our PLM industry solutions are comprised of our PLM products including those of our CAA partners, our PLM Practice scenarios, our Business Process Content Solutions and consulting services designed for specific industries. In addition, we distribute our PLM V5 infrastructure under the name Component Application Architecture (CAA V5) development platform, which permits the development of additional complementary applications in the various industries we serve.

We have developed PLM industry solutions to address the specific processes of selected industries, such as the automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods and shipbuilding industries. In early 2006 we introduced Business Process Content (BPCs), which are flexible software assets designed to enable customers to implement and adapt our software products to meet their specific industry needs, without the cost of custom-made software.

MAINSTREAM 3D SOLUTIONS

We address the Mainstream 3D market with our SolidWorks brand. Since the introduction of the first SolidWorks mechanical design software solution in 1995, SolidWorks’ software products have been shipped to more than one-half million product designers, engineers and engineering students worldwide.

SolidWorks products include solutions for 3D mechanical design, design validation analysis, data management, design communication and collaboration, CAD (computer aided design) productivity enhancement and 3D online catalogues.

Our principal Mainstream 3D product solutions include:

•	SolidWorks 3D mechanical design software.
•

SolidWorks Office Professional: This suite of core productivity tools includes SolidWorks 3D mechanical design software, a full range of design communication and CAD productivity tools and PDMWorks, an easy-to-set-up-and-use product data management solution that is uniquely adapted to managing SolidWorks product data for the individual or work group.

•

SolidWorks Office Premium: SolidWorks Office Premium is the complete 3D product design solution, providing product design teams with design engineering, data management, and communications tools. SolidWorks Office Premium provides all of the capabilities included in SolidWorks Office Professional, plus the powerful tools offered by COSMOSWorks Designer design validation, COSMOSMotion simulation, and SolidWorks Routing add-on modules.

SolidWorks 2006 was introduced in June 2005. SolidWorks 2006 includes a number of improvements to simplify, accelerate and integrate design engineering work, including: (i) a significant increase in performance; (ii) new user productivity tools such as Smart Components; (iii) new features for consumer product, sheet metal, and machine designers; (iv) new mainstream design validation capabilities; (v) innovations that significantly ease the migration from 2D to 3D design, such as 3D Drawing View and Design Checker, as well as enhancements to the DWG Series (Editor, Gateway, Viewer); and (vi) enhancements in SolidWorks Office Premium to strengthen application capabilities.

In addition to its portfolio of products, SolidWorks has developed SolidWorks Solution Partner Program. This program encompasses software and hardware vendors whose products interoperate with SolidWorks software and provide solutions in specific areas.

AUTOMATION SOLUTIONS

DELMIA Automation, introduced in 2004, is focused on control engineering and simulation. Historically, production engineering, which we address with our DELMIA PLM solutions, and control engineering have largely functioned as two distinct areas within the manufacturing process. Process engineering is focused on process planning, detailing and validation as well as resource definition. In contrast, control engineering, which is focused on defining, controlling and monitoring the automation systems, including programmable logic controllers, is largely validated only during real production, when all physical resources have been put in place.

Our automation solutions will enable customers to (i) simulate production resources before production begins; (ii) reduce time to design, program, test and optimize automated systems; and (iii) enable automated systems manufacturers to sell complete solutions, including hardware, software and associated services.

24 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

During 2005, we introduced our first products for DELMIA Automation, which enables control engineers in all automation industries to digitally define, control and monitor automated systems entirely in a 3D virtual environment. Based upon a unique Logic Control Modeller technology, DELMIA Automation provides a digital model of control logic for an automated system independent of programmable logic controller (PLC) hardware.

TECHNOLOGY, RESEARCH AND DEVELOPMENT

Overview

The development of breakthrough technologies has been a core component of our business strategy since our inception. We have devoted significant resources each year to research and development. In 2005, research and development investments totaled €250.0 million and represented approximately 27% of total revenue. As of December 31, 2005, approximately 2,678 employees, representing 47% of our employee base, were in research and development.

We continued to develop our 3D XML technology. First introduced in 2004, 3D XML (Extensible Markup Language), a universal, lightweight XML-based format enables users to capture and share 3D data. 3D XML technology compresses highly complex data, with file sizes up to 99 percent smaller than those of existing formats. This format was designed to greatly enhance collaboration around 3D information.

During 2005, we announced the availability of our V5 PLM solutions, including CATIA V5, DELMIA V5, ENOVIA V5 and SMARTEAM, on Microsoft Windows XP Professional x64 Edition. These versions will take advantage of the full power of the Windows 64-bit architecture to enable customers to create, analyze and manage very large assemblies and complex products and considerably reduce product development cycles by accelerating design and enhancing design reviews, product optimization and decision support.

Our “CATIA - Imagine & Shape” modelling product is designed to bring V5 PLM to industrial designers, who have long preferred to work by hand. This product facilitates the exploration of more product ideas in a shorter period of time. Importantly, our Imagine & Shape product enables industrial designers to work more closely and earlier in the process with design engineers with numerous benefits resulting from this improved collaboration. Our “CATIA - Functional Molded Parts” product greatly facilitates product design, particularly of plastic parts in the electronics and consumer goods industries. This product enables plastic parts designers to concentrate on what they want to design, rather than on how to design the part. Specifically, it allows them to design more freely, as the software will automatically adjust the new feature to fit predefined functional characteristics, such as thickness, detailed shape design or zones that must remain clear to prevent clashes or interferences. Our CATIA V5 Knowledgeware solutions help customers re-use corporate knowledge throughout the product lifecycle. First, our knowledgeware tools have been developed to enable capture of expertise and automation of business processes. Second, our knowledgeware tools enable design alternatives to be explored more quickly while ensuring that they meet multidisciplinary specifications. And third, these tools help ensure consistency and quality of design alternatives.

In collaboration and product lifecycle management, our latest Release, ENOVIA V5R16, includes VPM Navigator, a powerful tool that enables designers to access engineering hub data and navigation functionalities directly from the CATIA V5 interface. Key benefits to customers include increased innovation and productivity, improved quality as data management capabilities are integrated as part of the CATIA V5 design experience, and ease of use as the number of steps required to design context definition are reduced.

Our Logic Control Modeller is based on a mathematical model that allows an enhanced (“highly-typed”) structuralization of data and flows. This modeller enables system and control design of automated systems and is the foundation of the DELMIA Automation solutions.

We believe we are the industry leader in connecting product engineering design to manufacturing process design. We do this through a product, process and resources (PPR) model, shared by CATIA, DELMIA and ENOVIA. The PPR model allows companies to capture, share and reuse knowledge throughout the entire product lifecycle, while the open architecture provided by V5 allows extension and integration of our solutions according to each customer’s specific needs. The PPR connects our engineering hub with our manufacturing hub through the ENOVIA backbone.

Openness of our software solutions

In the PLM market, CAA V5 is our robust, powerful, open and comprehensive development platform. Our CAA partners develop, sell and support innovative applications that integrate seamlessly with our PLM solutions through CAA V5. Our partners may also choose to benefit from the V5 platform possibilities to connect with other applications, such as customers’ applications or applications developed by other software companies. The V5 platform supports the use of standards such as WebSphere.net, PROSTEP, ONG, W3C and XML. Standards are widely created by industry consortia, or by leading industry players for the exchange of data, or user interfaces or formats.

DASSAULT SYSTÈMES Form 20-F 2005 25

Back to Contents

In the Mainstream 3D market, our SolidWorks software is an open system that allows independent software developers to create complementary products that can be integrated with SolidWorks, thereby significantly increasing our products’ range of functions and capabilities.

In addition to our PLM and Mainstream 3D software solutions, we supply software components, through our subsidiary Spatial. These components are based on industry standards and increase software interoperability. Software developers in more than 14 industries around the world use our 3D ACIS Modeller (ACIS), a well-known, 3D modelling engine. ACIS features an open, object-oriented C++ architecture. We also offer InterOp Translators that allow software developers to easily integrate advanced 3D data interoperability capabilities with 3D software. For example, our InterOp CATIA V5 Reader and Writer translator enables data to be translated to and from other 3D formats.

Version 5 technology

Combining our technological capabilities with our understanding of market needs, we developed an innovative and open software architecture, Version 5, or V5, which was first released in 1999. V5 is the technological platform for the development of new products for the PLM market and makes possible a tight integration of CATIA, DELMIA and ENOVIA solutions.

A major component of V5 is its unique object model allowing joint/simultaneous definition of product, process and resources (PPR) to support multidisciplinary collaboration. V5 enables knowledge-based product creation, engineering and manufacturing processes management within a dynamic environment (enabling multiple actions to occur simultaneously) to drive optimized product definition, manufacturing preparation, production and service.

V5 technology also provides our PLM products with “scalability”. Scalability allows enterprises of different sizes, and users with diverse profiles, from occasional use to highly sophisticated engineering, to benefit from a fully integrated PLM solution. Scalability is possible with our PLM solutions because they have a common V5 architecture, which allows them to be packaged according to the client’s specific needs and because they promote the usage of industry best of breed standards on which all participants can develop and build their products.

The following five fundamental principles provide the underlying strength of our V5 products:

•

Industry-specific process optimization. Process optimization can only be achieved by investing the time, resources and energy necessary to grasp the underlying nature of the process. Process optimization requires understanding the direction in which businesses are moving and defining with them the processes that need to be put in place (Best Practices). Delivering competitive advantage through end-to-end process optimization is achieved by sharing with our customers a common and thorough view of the next breakthrough processes and then realizing them through V5.

•

Pervasive 3D based communication and collaboration. When people interact in a shared workspace, their communication and collaboration can be uniquely enhanced by the use of 3D imaging, such as digital mock-up (DMU). Pioneered by us, DMU provides an immersive 3D environment where all the PLM participants can interact with each other’s designs. This 3D interaction can significantly enhance communication through rapid exchange, direct-use, simulation and validation. Many major new projects are now being developed by a network of partners spanning corporate and geographic boundaries. It is crucial to have accurate and comprehensive information circulating throughout such networks in order to achieve virtual co-location of all the participants. V5 incorporates breakthrough technologies and delivers capabilities that harness the Internet and corporate information hubs to extend the pervasiveness of 3D across these partner networks. Our 3D XML technology, which was first introduced in 2004, enhances collaboration around 3D as its lightweight XML-based format has been designed to enable a wide array of participants to easily share 3D data and product information.

•

Unique product, process and resources (PPR) description and integration model. The lifecycle of a manufactured product extends beyond the product itself to also include the means and methods required to produce and maintain it. At the core of V5 lies a unique technology called PPR. PPR incorporates a virtual product model that captures the logical, functional and physical definitions of the product and its associated processes and resources. PPR thus allows the creation of an accurate context to managing the entire product lifecycle. This capability is unique within the V5 architecture.

•

Capturing, sharing and reapplying corporate knowledge. Manufacturing corporations have recognized that intellectual property is increasingly becoming their most valuable asset as competitive pressures place a premium on innovation. Harnessing knowledge to innovate requires capturing or mining knowledge, sharing it and reusing or reapplying it accurately and efficiently. The integration of knowledge-based services throughout V5 is intended to provide this capability. For example, V5 applications provide full, knowledge-grounded solutions to support the design of a car door or an airplane wing.

26 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

•

Openness and extension through component based architecture and community. The specific needs of each customer require that their PLM solution be tailored, extended and integrated. These requirements necessitate openness and the ability to integrate components. V5’s open architecture was developed specifically to meet these needs and allow customers and other software developers to make their own contributions to the software system. We have developed a network of partner companies that offer niche products incorporating specific expertise. By using V5, these partners have a single development platform that ensures delivery of a seamless, integrated software solution composed of both our products and theirs. Incorporating object oriented programming languages, including Java and C++, the V5 architecture is similar to other widely used software such as IBM and Microsoft platforms. In addition, new advances in our technology, including our 3D XML technology, have been introduced to significantly enhance the openness of our software solutions by enabling increased collaboration across a broad range of parties involved in a product’s lifecycle.

Mainstream 3D technology

Designed specifically for Windows, our SolidWorks technology for the Mainstream 3D market is intended to enable designers and engineers to make an easy transition from 2D drafting to a 3D environment. Its intuitive Windows user interface enables users to productively employ SolidWorks’ software without extensive training. SolidWorks applications provide users with a 3D design process, for which a fully detailed solid model is used to quickly produce drawings and perform downstream design functions. SolidWorks focuses on three core capabilities: design, analysis and product data management.

CUSTOMERS AND INDUSTRIAL SECTORS

Our diversification strategy into a broad number of industrial sectors has met with significant success. Our three largest industries are automotive, fabrication and assembly, and aerospace. In addition to ongoing opportunities in our three largest target industries, we believe our software solutions present a good opportunity to continue to increase our presence in the consumer goods, electrical and electronics, power, process and petroleum and shipbuilding industries.

During 2005 we expanded our client base, adding an estimated 12,000 new design customers and 1,100 new PDM customers. We sold 72,100 design seats comprised of our CATIA and SolidWorks new licenses and in PDM we sold approximately 40,000 new licenses in 2005. We estimate that at the end of 2005, we had over 90,000 customers across 80 countries.

While we have built long-standing relationships with our customers, we continue to have a diversified customer base. We estimate that our largest customer represented approximately 6% of total revenue, and our five, ten and twenty largest customers accounted, respectively, for approximately 17%, 24% and 30% of total revenue in 2005.

Automotive: The automotive market has been and continues to be an important market for our Group. We work with most of the world’s largest automotive OEMs. We also have developed business relationships with a number of companies within the automotive supply chain. The automotive market encompasses cars, motorcycles, trucks, buses and campers.

Aerospace: We have a significant presence in the aerospace industry as we are the largest supplier of advanced design solutions to the aerospace industry. We are the main design system at Boeing (civil aircraft division) and Airbus.

Fabrication and Assembly: Fabrication and Assembly (F&A) is among our largest industry groups. Our software solutions are purchased by a wide range of companies in the F&A industry, spanning fabricated metal products, industrial equipment and manufacturing machinery, mobile equipment and products, trains and other fabricated products. New customers in 2005 included Jokan, a conveyor manufacturer; Mecasonic, a manufacturer of plastic welding equipment; Meyn, a poultry-processing equipment manufacturer; Dong Feng, a manufacturer of electric machinery; THK, a manufacturer of linear motion guide products; and BT Industry, a manufacturer of electric-powered warehouse trucks, among many other new customers.

Consumer Goods and Electrical and Electronics: Consumer goods, consumer packaged goods (CPG) and electrical and electronics (E&E) were industries where we made good progress in 2005. New customers in these industries in 2005 included: Nokia, the world’s largest phone manufacturer; Whirlpool India, a manufacturer of washing machines; Raylase, a manufacturer of laser deflection units; Alpine, a large manufacturer of car audio and car navigation systems; and BTicino, a manufacturer of electrical devices.

Power, Process and Petroleum and Shipbuilding: In power, process and petroleum and shipbuilding we had a number of important wins during 2005 including: Farnham & Pfile, an engineering and construction company; Kawasaki Heavy Industry, SNC Lavalin, an engineering and construction company; Hydrolift, a pleasure boats manufacturer; and Samsung Heavy Industry Co., a ship and offshore platform manufacturer.

DASSAULT SYSTÈMES Form 20-F 2005 27

Back to Contents

Automotive. Original Equipment Manufacturers using our software solutions include:

BMW	Mitsubishi Fuso Truck & Bus
China Motor Corporation	Mitsubishi Motors
DaimlerChrysler	Porsche
FAW	PSA Peugeot—Citroën
Ferrari	Renault
Ford	Scania
Honda	SsangYong Motor Company
Hyundai Kia Motor Company	Subaru
Irisbus	Toyota Motor
Iveco	Volkswagen—Audi Group
MAN Nutzfahrzeuge AG	Volvo AB
MG Rover

Customers in the automotive sector supply chain using our software solutions include:

Aisin Seiki Co.	Karmann
Autoliv	Koito Manufacturing
Behr	Koyo Seiko
Bertone	Lear
Bertrandt AG	Magna
BorgWarner Automotive	Marcopolo
Bosch	Michelin
Brose Fahrzeugteile	Paulstra
Cimos	Pininfarina
Comau Systems	Ruecker
Continental AG	Siemens VDO
Denso Corp.	Sumitomo Wiring Systems
Draexlmaier	Toyota Gosei
Edag	TRW Automotive
Faurecia	Universal Propulsion Co.
Hella	Valeo
Ichikoh Industries	Williams Controls
Italdesign	Yazaki
Kanto Automotive Works	ZF

Aerospace. Customers in the Aerospace sector using our software include:

Aermacchi	KAI (Korea Aerospace Industries)
AgustaWestland	KHI (Kawasaki Heavy Industries)
Airbus	Latécoère
Alcatel Space	Liebherr
Alcoa Global Fasteners	Litton Guidance & Control Systems
Alenia Aeronautica	Lockheed Martin
Alenia Spazio	Loral

28 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

AVIC	Lufthansa Technik AG
BAE Systems	MHI (Mitsubishi Heavy Industries)
Ball Aerospace & Technologies	MTU
Bell Helicopter	NASA
Boeing	Northrop Grumman
Bombardier	Piaggio Aero
Cessna	Pratt & Whitney Canada
Dassault Aviation	Raytheon
Driessen Aircraft Interior Systems	Saab
EADS	Scaled Composites
EI-OP	Sikorsky
Embraer	Singapore Technologies Aerospace
Eurocopter	Smiths Aerospace
FHI (Fuji Heavy Industries)	Snecma
Flight Safety International	Stork Fokker
Goodrich	Sukhoi
Gulfstream	Vought Aircraft Industries
Honeywell

Fabrication & Assembly. Customers in the Fabrication and Assembly sector using our software include a wide range of companies, including manufacturers of heavy equipment manufacturers, industrial machines, and other products. Some of the customers are listed below as follows:

Alstom Power	Krebs
Arburg	Makino Milling Machine
Bobst	Metso
Bridgestone	Meyn
Claas	Michelin
Daewoo Heavy Industries	Multivac Sepp Haggenmueller GmbH
Elopak, Inc	NTN
F.L. Smidth	OshKosh Group
FlexLink Systems AB	Paper Converting Machine Corporation
Framatome	Philips Oral Healthcare Inc.
Goodyear	Sanyo Machine Works
Grundfos	Scheidt and Bachmann
Halla Engineering & Construction	Schuler
Homag	Sidel
Industrias Romi S.A.	Staubli
Iscar	Sumitomo Heavy Industries
Julius Blum GmbH	Toyota Industries Corporation
Kalmar	TRUMPF Werkzeugmaschinen
Kikuchi Press	Volvo Construction Equipment
Kliklok International	Volvo Penta
Kobelco Construction Machinery

Customers in the train industry using our products include: Bombardier Transport, Alusuisse Road & Rail Ltd., Alstom Transport, Changchun Car Co. and Westinghouse Rail Systems Ltd.

DASSAULT SYSTÈMES Form 20-F 2005 29

Back to Contents

Consumer Goods. Customers in the consumer goods sector using our software solutions include:

Arc International	Kärcher
Asahi	Kodak
Austria Gaming Industries	Konica
Black & Decker	Leifheit
Bombardier Recreation	Life Fitness
Braun	Metabo
Burton Snowboards	Microsoft
Coca Cola	Newell Rubbermaid
Crown, Cork & Seal	Nilfisk Advance
Dauphin North America	Patek Phillippe
De Longhi	Rain Bird
Dorel Juvenile Group	Rayovac
ETA Swatch	Samsonite
Fratelli Guzzini	Smoby
Gucci	Solo Golf
Hamilton Beach/Proctor Silex	Trek Bicycles
Herman Miller	Werner Ladder Co.
Hewlett Packard	Yakima
Isafrance

Electrical & Electronics. Customers in the electrical and electronics sector using our software solutions include:

ABB PMTV	Mars Electronics
AEG	Matsushita Electric Industrial
Alpine Electronics	MDS Sciex
AMC Centurion AB	Miele
Ares Communications Tech	NEC
Ascom Monetel	Newport Corporation
Automatic Systems	Nikon
Braun Medical	Pioneer
Ceragon Networks	Promise Technology
Clarion	Radio Frequency Systems
Corecess	Ricoh
Electrolux	Sagem
Gnatus	Sanyo Electronics
Gretag Imaging	S&C Electric
Grundig	Sennheiser
Hubert and Suhner	Shunde Special Transformer Works
IBM	Siemens
IFM Electronics GmbH	Sony
Intel Corporation	Sub-Zero
JDS Uniphase	Texas Instruments
Johnson Electric	Thales
Kinpo Electronics	Visonic Group
Legrand	Wolf Appliance

30 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Power, Process and Petroleum. Customers in this sector using our software solutions include:

Aker	Haden International
Albert Kahn Associates	Hydro Quebec
Alstom Power	ITER
Ansaldo	Kvaerner
Areva	METSO Corporation
BEI	Oceanografia
Consol Energy	PEMEX
DaimlerChrysler	Permasteelisa
Farnham & Pfile Engineering and Construction	Shell
F.L.Smidt	Southern California Edison
Gehry Partners	Trinity Industrial

Shipbuilding Yards and Operators of Passenger and Cruise Ships. The shipbuilding sector is the most recent segment we have targeted. Our customers include:

Bénéteau	MHI (Mitsubishi Heavy Industries)
Berret Racoupeau	Namura Shipbuilding
General Dynamics Bath Iron Works	Northrop Grumman Newport News
General Dynamics Electric Boat	Northrop Grumman Ship Systems
HDW AG	Samsung Heavy Industries
HSD Engines	Seaway
IHI-Marine United	Universal Shipbuilding Corporation
MeyerWerft	Yantai Raffles Shipyard

OUR EXTENDED ENTERPRISE PARTNERSHIPS

We have reinforced our extended enterprise approach through our relationships with customers, technological partners, product development partners and cooperation with computer hardware manufacturers.

IBM relationship. The extended enterprise concept emerged from our relationship with IBM for the distribution of our products. We have had a long-standing relationship with IBM that has provided us with deep technical expertise and commercial strength beyond the distribution agreement described more fully below under “- Sales and Marketing.” In the hardware, middleware and consulting services domains, IBM has been a key partner to us. Furthermore, collaboration in several areas of research and development has been the cornerstone of our and IBM’s commitment to technical leadership for the digital enterprise.

Customer partners. We establish a permanent dialogue between our research and development teams and our customers, thereby ensuring product developments that are responsive to market needs. Principally due to the openness of our software applications, we offer our customers the opportunity to develop complementary seamless software applications for internal use. We believe that thousands of applications have been thus developed by our customers to meet their specific needs. In addition, we have competency centers based on specialized industrial segments to gather information on our customers’ processes and thus help develop additional applications tailored to the needs of each industry.

During 2005, we continued active development of customer partnerships to specify, evaluate and test process-oriented applications. We also organized user groups and forums in the United States, Europe, Asia and Australia to enable customers to share their experiences with our software products and solutions. Over 10,000 people attended such forums around the world in each of the last several years.

Hardware and technology partners. We have established long-standing, technical collaborations with key partners in order to maximize the benefits from available technology and to increase the value for our common customers. These partners include AMD, DELL, Fujitsu Siemens, Hewlett-Packard, IBM, INTEL, Microsoft, and Sun Microsystems as well as smaller companies bringing specific, significant technology expertise. The latest Version 5 Release, for example, has been developed on both native Windows and UNIX environments.

DASSAULT SYSTÈMES Form 20-F 2005 31

Back to Contents

In addition, a certification program is available to our partners to further optimize, based on customers’ needs, the technology of our solutions on various platforms.

In 2004 we entered into a multi-year, global strategic alliance with Microsoft Corporation to deliver our V5 PLM and 3D design solutions to companies of all sizes taking advantage of the Microsoft software platform. By capitalizing on the Microsoft platform, the goal of the alliance is to deliver greater customer value through solutions that are easy to use, deploy and maintain with reduced ownership and integration costs. As part of this strategic alliance, we and Microsoft announced several value-creating agreements for customers during 2005:

•	we agreed to support Microsoft’s XAML format. Cross-format compatibility will enable users of 3D solutions to capture and share rich 3D data;
•	we delivered a version of our V5 PLM solutions for the Windows XP x64 Professional platform, to enable users to leverage the memory and bandwidth of Windows 64-bit system; and
•

we announced V5 PLM support for Microsoft’s major enterprise suites (SQL Server 2005, Visual Studio 2005 and BixTalk Server 2006). For our customers, this will provide seamless integration between the power of our V5 PLM solutions and the cost-effectiveness and ease of use of Microsoft’s enterprise system platforms.

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

Our CAA V5 program has been very successful with more than 360 products based on CAA V5 introduced on the PLM market with V5 R16 by 140 CAA V5 partners as of January 2006. We also hold an annual CAA V5 Developer Conference focused on expanding the network of companies using our CAA V5 PLM development platform.

In China, we entered into a strategic alliance with CAXA, the leading domestic PLM vendor, to create and sell design packages developed in China based on our V5 PLM technology. In early 2005 we announced with CAXA, the availability of CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed our V5 technology components. These CAXA V5 solutions are the result of our partnership with CAXA and software development carried out in a joint research and development center operated by CAXA in Beijing. The short time-frame to develop these solutions demonstrates the ease with which developers can build solutions on our Component CAA V5 platform.

SolidWorks operates a two-tier development partnership program bringing together companies supplying products that are either compatible with or entirely integrated with SolidWorks. SolidWorks extensively tests the integration between products and over 260 compatible products are available in many areas, including machining, analysis, simulation and rapid prototyping.

In 2005, 40 products from 36 SolidWorks’ partners achieved Certified Gold status. Gold Products are software applications developed by partners, and tested and certified by SolidWorks to ensure high quality, integration and interoperability with SolidWorks software, thereby delivering a higher degree of productivity to our customers. These products are part of the more expansive SolidWorks Solution Partner program that includes over 700 companies worldwide.

Consulting and service partners. Our ecosystem of industry alliances also includes a community of consulting firms and systems integrators, led by our integrated services organization, Dassault Systèmes Services, now merged with our Solutions organization to form Dassault Systèmes Industry Solutions. These Consulting and Services Partners are able to complete our own Services Offerings to customers to optimize their business processes as well as integrate global PLM solutions in line with best-of-class implementation practices.

We have had a long-standing relationship with IBM PLM in the marketing and sales of our PLM solutions. In addition, we continue to expand our relationship with IBM in services. Specifically, since January 2002, IBM’s Global Service Business Consulting Group (BCS), the IBM global services organization, has been a Premier consulting partner to us. Through our services teams, IBM BCS now provides complementary consulting and implementation services to customers in order to drive adoption of our PLM solutions. IBM BCS collaborates with our integrated services teams to develop services offerings related to our PLM solutions. During 2005 we signed an agreement in services with IBM BCS and our services group designed to help customers accelerate their business transformations, of which PLM is a key component. We believe clients will benefit from the combination of IBM’s consulting and project management skills and our software technology and technical expertise.

32 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Our network of consulting and services partners has significantly expanded over the last several years as we add selected companies with recognized skills and expertise in delivering PLM and integration services. Our most active/major partners include, in addition to IBM, Atos Origin, AvicIT, Axiom Systems Inc., Cards Engineering, Cenit, CSC, Dipro, Elsag, EXA, Fasotec, Geometric Software Solutions, Hitachi Zosen (HZS), IASC, Infosys, Incat, Larsen & Toubro, MDTVision (IBM), MRI Systèmes, MSC Software, Nihon Unisys, NS Solutions, PCO Technologies, Processia, PROSTEP, Toyota Communications Systems, T-Systems, Tata Consulting Services, Tata Technologies Limited, Volvo IT and Wipro.

We also work closely with our consulting and service partners to ensure that they are well-positioned to deliver best-of-class PLM implementations. In connection with this objective, we offer three enablement programs to our partners in the areas of (i) consulting and systems integration, (ii) training and education and (iii) application development.

DELMIA Automation partners. In April 2004, we entered into a business partnership with Schneider Electric, a world leader in Power and Control, to sell DELMIA solutions and develop consulting and services for the Automation and Production Engineering (production process planning, production assembly processes and factory simulation) markets. In connection with this partnership, Schneider Electric formed Dextus, a wholly-owned subsidiary, which plans to sell and provide services to both DELMIA PLM and DELMIA Automation.

Since November 2004, we have had a strategic partnership with OMRON Corp., a leading manufacturer of control equipment for factory automation, through which OMRON plans to distribute DELMIA Automation as its new collaborative programming desktop for control engineers. In connection with this agreement, OMRON has become a DELMIA Business Partner and plans to integrate DELMIA Automation into its new generation of Control and Network Solutions using our CAA V5 platform.

On April 12, 2005, Siemens A&D Automation Systems and DELMIA signed a technical cooperation agreement for the development and support of a Siemens PLC Setup product in the DELMIA Automation portfolio. Through this technical partnership, Siemens A&D provides DELMIA Automation’s research and development team with technical support around its PLC programming tools (STEP7) to create the Siemens PLC Set-up enabling users from DELMIA Automation to generate code into Siemens PLCs.

Academic relationships. We have established a number of relationships with research centers, universities and schools throughout the world over the years. Some of these academic institutions include: AIP-PRIMECA, California Institute of Technology, Cambridge University, École Polytechnique, the Freiburg Regional School District, Georgia Tech, Hokkaido University, Hong Kong Polytechnic, JSS Noida, MIT, the Norwegian Ministry of Education, Polytechnico di Milano, Princeton University, Purdue University, the Seoul National University, Tsinghua University, the University of Tokyo, the University of Versailles – Saint-Quentin-en-Yvelines and Queen’s University-Belfast.

SALES AND MARKETING

Overview. We largely market and sell our software solutions through indirect selling channels. With respect to most of our PLM solutions our primary partner is IBM, with whom we have a long-standing strategic relationship (described below). In the Mainstream 3D market, SolidWorks software is distributed through a network of value-added resellers and distributors worldwide.

Revenue generated through our agreements with IBM represented approximately 52%, 56% and 59% of our total revenue in 2005, 2004 and 2003, respectively. Under our marketing and distribution agreement, we license CATIA, ENOVIA and SMARTEAM products to IBM, which then sublicenses them to end-users. Our CATIA, ENOVIA and SMARTEAM products are marketed and distributed principally by IBM pursuant to a mutually non-exclusive agreement. See “Item 3D: Risk Factors - Risks Related to Our Business.”

IBM pays us royalties, which approximate 50% of total CATIA, ENOVIA and SMARTEAM license fees invoiced by IBM. IBM may earn an incentive provided it reaches certain royalty growth targets. Specifically, IBM’s achievement of certain levels of Business Partners’ fees can lead to an incentive of up to 2% of small- to medium-size business end-user revenues, and the royalty growth achievement can lead to up to a 1.2% incentive on large accounts end-user revenues.

In addition, specifically for DELMIA PLM products, we have agreed with IBM to team together through a cooperative licensing agreement to deliver digital manufacturing software applications to accounts where both IBM and we can bring value. This agreement enables IBM to sell DELMIA PLM products to certain customers on a case-by-case basis, while ensuring that the DELMIA’s specialized sales force maintains the customer support lead.

Marketing and Sales of our PLM solutions. We market and sell our PLM software solutions through (i) IBM PLM, as well as through the network of IBM Business Partners; (ii) our direct sales force for certain specialized PLM software applications and (iii) our PLM indirect sales channels.

IBM PLM and IBM Business Partners channel: Our marketing strategy with IBM is focused on addressing the needs of large companies and small and medium-sized businesses (SMBs) in the PLM market. IBM PLM is an IBM organization dedicated to the marketing and sales of our CATIA, ENOVIA and SMARTEAM products to large enterprises primarily. A network of IBM Business Partners is devoted to market, on a non-exclusive basis, our CATIA, ENOVIA and SMARTEAM products.

DASSAULT SYSTÈMES Form 20-F 2005 33

Back to Contents

Under a Channel Management Provider (CMP) contract in place with IBM since mid-2005, we currently manage the marketing and distribution of a substantial portion of IBM’s European and American small and medium-sized (SMB) Dassault Systèmes PLM business. Our goal is to improve organisational efficiency and provide greater support to IBM Business Partners who are responsible for selling our software solutions to small and medium-sized businesses. Based upon this new agreement, our role as CMP on behalf of IBM expanded significantly and now includes a number of countries in Europe and the United States. Prior to the CMP contract, we served as Master Partner (renamed CMP in mid-2005) in France and Benelux.

To further address the opportunities for marketing and sales of our PLM solutions to SMBs, we are also an IBM Business Partner in certain targeted geographies, to complement the work of IBM PLM. We became an IBM Business Partner in France, Belgium, Switzerland and, since 2004, in North America through our joint venture, RAND North America, Inc., with RAND Worldwide. In January 2005 we became an IBM Business Partner in several European countries, following our acquisitions of RAND Worldwide’s entities in the United Kingdom, Sweden, Germany, Switzerland and Russia.

Our PLM direct sales channel: ABAQUS products are largely marketed by a direct sales force. DELMIA products are marketed by a direct sales force, which is complemented primarily by resellers. To a small degree, in some geographic markets, and in addition to the IBM sales channel, SMARTEAM engages a direct sales force to market and sell its solutions.

Our PLM indirect sales channels: ABAQUS also has an indirect sales channel for the marketing and sales of its products in selected countries. DELMIA solutions are also sold by a network of business partners. To a small degree, in some geographic markets and in addition to the IBM sales channels, SMARTEAM products and solutions are also marketed and sold in part by resellers. In 2005 we established a VAR channel in China to sell our V5 PLM software applications. In order to respond to the needs of the Chinese market, this network of VARs is in charge of selling four of our PLM brands - CATIA, ENOVIA, SMARTEAM and DELMIA - in an integrated approach. We also work with our partner CAXA, marketing and selling in China, 2D and 3D products based on our V5 infrastructure.

Marketing and Sales of Our Mainstream 3D solutions. In the Mainstream 3D market, SolidWorks software is distributed through a network of more than 300 value-added resellers and distributors worldwide. We support their activities through industry trade shows, seminars, online educational activities, advertisements and marketing materials.

COMPETITION

Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in the PLM market include UGS and PTC. For our Mainstream 3D products, our main competitors include Autodesk, Inc., PTC and others. We also compete with several supply-chain management, computer-aided engineering (CAE) and other enterprise software providers, including ANSYS, Agile Software Corporation, MSC.Software, Oracle and SAP. In addition, numerous specialist software developers, both large and small, compete with us in specific applications, including Adobe. In general, our competitors compete with us on a worldwide basis.

We compete in our various product lines on the basis of product features, product coverage and optimization, price, openness, customized design, marketing, sales, services and technical support. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products, product performance and quality, pricing, customer service, and industry trends.

C. Organizational Structure

Dassault Systèmes S.A., the parent company of the Group, has two primary functions: first, it is the largest operating company of the Group, responsible for the development of our CATIA solutions, a part of our ENOVIA solutions and the CAA V5 platform. Second, the parent company provides certain centralized services to all the companies within the Group and in this role operates in a fashion similar to a holding company.

As the parent company for the Group, Dassault Systèmes S.A. defines the Group’s strategy and operating plans. The executive management team is located at the parent company’s principal office in Suresnes, France, which is also the headquarters for Dassault Systèmes. The parent company directs the following activities from its principal office: finance, investor relations, communications, legal, human resources, and information technology, as well as our global research and development strategies and management of our strategic partnership with IBM. The costs of providing centralized services are billed back at their actual costs to the respective subsidiaries using these services. The total amount charged back to subsidiaries was €1.7 million in 2005, €1.5 million in 2004 and €1.5 million in 2003. With respect to the assets of the Group, the assets largely rest with the respective subsidiaries using such assets for the development of software and services.

34 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

At December 31, 2005, Dassault Systèmes included our parent company and 68 operational subsidiaries located in 19 countries. The organigram for the main subsidiaries of the Group at such date is set forth below.

DASSAULT SYSTEMES S.A.
DASSAULT DATA SERVICES
95%
100%
DELMIA GMBH
DASSAULT SYSTEMES PROVENCE
100%
100%
DASSAULT SYSTEMES KABUSHIKI KAISHA
ATHYS
80%
100%
DASSAULT SYSTEMES LTD
DASSAULT SYSTEMES AG
100%
100%
DASSAULT SYSTEMES SRL
DASSAULT SYSTEMES CANADA INC.
100%
100%
SMARTEAM CORPORATION LTD
DASSAULT SYSTEMES SWITZERLAND
98%
100%
VIRTOOLS SA
3D PLM SOFTWARE LTD
30%
98%
SOLIDWORKS CORPORATION AND ITS SUBSIDIARIES
100%
100%
DASSAULT SYSTEMES SAS
DASSAULT SYSTEMES CORP.
TRANSCAT PLM LTD
TRANSCAT PLM AB
100%
TRANSCAT PLM AG
TRANSCAT VERWALTUNGS GMBH
RAND NORTH AMERICA
100%
100%
DASSAULT SYSTEMES RUSSIA CORP.
SPATIAL CORP.
100%
100%
ENOVIA CORP.
Dassault Systemes Services LLC
100%
SoftSRM LLC
DASSAULT SYSTEMES OF AMERICA CORP.
100%
100%
DELMIA CORP. AND ITS SUBSIDIARIES
STRUCTURAL RESEARCH AND ANALYSIS CORP.
100%
100%
ABAQUS INC.AND ITS SUBSIDIARIES

DASSAULT SYSTÈMES Form 20-F 2005 35

Back to Contents

The following table lists our principal operating subsidiaries and certain additional information at December 31, 2005.

Subsidiary	Proportion of Ownership Interest	Country of Organization

SolidWorks Corporation	98%	United States
Enovia Corp.	100%	United States
Delmia Corp.	100%	United States
ABAQUS Inc.	100%	United States
SmarTeam Corporation Ltd.	100%	Israel
Spatial Corp.	100%	United States
Dassault Data Services	95%	France
Dassault Systèmes KK	100%	Japan
Dassault Systèmes Services LLC	100%	United States

While our parent company accounted for 49% of total revenue, SolidWorks Corporation (substantially represented by our Mainstream 3D segment) was our only subsidiary that accounted for more than 10% of total revenue in 2005.

For a list of our direct subsidiaries, see Note 18 to our consolidated financial statements.

D. Property, Plant and Equipment

We lease our current principal executive offices (a total of approximately 30,000 square meters) in Suresnes outside Paris, France, in part under capital leases and in part under operating leases. We lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, India, Israel, Japan, Canada and the United Kingdom. We have recently entered into a built-to-suit lease agreement for new headquarters facilities, under which we have committed to lease approximately 55,000 square meters of office space located in Vélizy, outside Paris, France, for a non-cancelable initial term of 12 years. The lease is to begin when construction is completed, which is expected to be in mid-2008. We believe that our existing office facilities and, once we move to our new headquarters, our future facilities will be adequate for our foreseeable needs, and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

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

Item 4A: Unresolved Staff Comments

Not applicable.

36 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 5: Operating and Financial Review and Prospects

A. Operating Results

We have included below an executive overview which highlights selected aspects of our financial results for 2005 in accordance with U.S. GAAP. The executive overview, and the more detailed discussion that follows, should be read together with our consolidated financial statements and the related notes included elsewhere in this Annual Report.

In discussing and analyzing our results of operations, we consider supplemental non-GAAP financial information which excludes (i) for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and (ii) for the years ended December 31, 2005, 2004 and 2003, the amortization of acquired intangibles. We refer collectively to these excluded elements as “adjustments for acquired companies and technology”. A reconciliation of this supplementary non-GAAP financial information with information set forth in our financial statements and the notes thereto is presented below under “Supplemental Non-GAAP Financial Information”.

EXECUTIVE OVERVIEW FOR 2005

•	Strong growth in our activity drove our revenue and net income results for 2005.

Total revenue increased 17.3% to €934.5 million in 2005. Excluding adjustments for acquired companies and technology, total revenue increased 18.5% to €943.6 million. PLM segment revenue, including PDM revenue, increased 15.8% to €753.6 million in 2005 (excluding €2.1 million of inter-segment sales). Excluding adjustments for acquired companies and technology, PLM revenue increased 17.1% to €761.8 million (excluding €2.1 million of inter-segment sales). PDM revenue, on a stand-alone basis, increased 19.9% to €121.9 million in 2005 primarily reflecting a strong performance by ENOVIA. Our PLM results also benefited from the inclusion of ABAQUS for the fourth quarter of 2005 following its acquisition in October. Mainstream 3D segment revenue increased 24.0% to €180.9 million in 2005 (excluding €0.5 million of inter-segment sales). Excluding adjustments for acquired companies and technology, Mainstream 3D revenue increased 24.6% to €181.8 million (excluding €0.5 million of inter-segment sales).

Net income increased 12.2% to €175.5 million in 2005, and diluted net income per share increased 10.4% to €1.49 in 2005. Excluding adjustments for acquired companies and technology, our net income for 2005 increased 18.8% to €187.2 million, with diluted net income per share increasing 16.9% to €1.59.

•	Total revenue growth in 2005 reflected strong year-over-year increases in both software and services activities.

Software revenue increased 16.8% in 2005. Excluding adjustments for acquired companies and technology, software revenue increased 18.2% to €792.7 million. Service revenue increased 20.1% to €150.9 million in 2005.

•

We extended our leadership of the Product Lifecycle Management market in 2005, gaining one percentage point to 23 percent of global market share. In the aggregate, we have gained eight points of market share over the last four years.

In U.S. dollars (used by industry consultants to measure market share), our total revenue, excluding the effect of adjusting the carrying value of acquired companies’ deferred revenue, increased 19% in 2005, leading to an estimated market share gain of one percentage point to 23%. This market share calculation is based upon an exchange rate of $1.24 to €1.00. In 2004, we were ranked number one in the global PLM market with a market share of 22% (due to the upward revision of the size of the 2004 global market by industry analyst Daratech, market share percentages were adjusted, and our market share was adjusted to 22% for 2004. Our ranking did not change).

•	Total CATIA and SolidWorks design licenses sold in 2005 increased significantly in comparison to 2004.

Total CATIA and SolidWorks licenses increased 15.2% in 2005 to 72,078, with average pricing generally stable to slightly positive for the year compared to 2004.

•	We continued to have a high level of recurring licenses revenue.

An important attribute of our financial model is our high percentage of recurring revenue. In 2005 recurring licenses revenue represented 50% of our software revenue, which in turn represented 84% of total revenue.

•

We achieved our objective of maintaining a relatively stable operating margin, excluding adjustments for acquired companies and technology, in comparison to 2004. This was a result of the positive underlying improvements in our existing businesses, which enabled us to largely absorb the dilution from our 2005 and 2004 acquisitions, including joint ventures.

DASSAULT SYSTÈMES Form 20-F 2005 37

Back to Contents

Our operating margin equalled 26.9% in 2005 and 28.8% in 2004. For purposes of setting our financial objectives we focus on operating margin excluding adjustments for acquired companies and technology. On this basis, our operating margin equalled 28.6% in 2005, compared to 29.0% for 2004.

•	We continued to have a strong financial position.

Cash and short-term investments totaled €379.9 million at December 31, 2005. Net cash provided by operations was €196.7 million for 2005. During 2005, we paid cash dividends aggregating €43.1 million and completed acquisitions, net of cash acquired, totalling €329.4 million, which were funded from cash and short-term investments.

Key Financial Data	Year ended December 31,

(in millions of euros, except per share data)	2005	2004	2003

Total revenue	€934.5	€796.6	€754.8
Operating income	251.0	229.8	212.7
As a percentage of total revenue	26.9%	28.8%	28.2%
Net income	175.5	156.4	135.4
Diluted net income per share	1.49	1.35	1.18
Supplemental non-GAAP financial information (1)

Total revenue	943.6	796.6	754.8

Operating income	269.9	231.2	218.6
As a percentage of total revenue	28.6%	29.0%	29.0%
Net income	187.2	157.6	140.4
Diluted net income per share	1.59	1.36	1.22
______________
(1)

The supplemental non-GAAP financial information excludes adjustments for acquired companies and technology (for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and, for the years ended December 31, 2005, 2004 and 2003, amortization of acquired intangibles). For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see “Supplemental Non-GAAP Financial Information” below.

•	Currency fluctuations had only a minor impact on our financial results in 2005 due to a much lower level of fluctuation in comparison to 2004.

Currency fluctuations had a much lower impact on our financial results in 2005 in comparison to 2004 and 2003, when we experienced significant differences in our reported growth rates and our growth rates on a constant currency basis due to the substantial fluctuations in the value of the U.S. dollar and Japanese yen to the euro during those years.

•	Relevant economic and business trends (Source: Consensus Forecasts published by Consensus Economics Inc., January 2006)

The overall economic environment has an important impact on our revenue and level of business activity. In addition, since our customers are largely composed of manufacturing companies, we also consider trends in business investment spending and industrial production. However, in light of the time lag between general economic cycles and business investment spending, the differing investment cycles of the various industrial sectors we serve, and the specific investment budgets and calendars of our individual customers, there is no reliable short- or mid-term correlation between these macro-economic indicators and our revenues for any particular region or period.

Overall economic environment. Overall economic growth in 2005 as measured by gross domestic product (GDP) was estimated at 3.6% in the U.S. (4.2% in 2004), 2.5% in Japan (2.3% in 2004), 1.6% in France (2.1% in 2004) and 0.9% in Germany (1.6% in 2004). Current consensus estimates for 2006 indicate a mixed economic environment with variable rates of GDP growth expected across different regions.

Business investment spending. In 2005, estimated business investment spending in three of our four largest national markets - France, Germany and Japan - experienced higher growth rates in 2005 than in 2004, and the United States continued to sustain a strong rate of growth. Specifically, in France and Germany, business investment spending increased an estimated 3.4% and 5.3%, respectively, in 2005 compared to 2.3% and 2.6%, respectively, in 2004. In Japan business investment increased an estimated 8.0% in 2005 compared to 4.6% in 2004. In the United States, business investment spending increased an estimated 8.9% in 2005 compared to 9.4% in 2004.

38 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Industrial production. In 2005 industrial production increased an estimated 3.2% in the U.S. (4.1% in 2004), 1.3% in Japan (5.2% in 2004), 0.5% in France (2.2% in 2004) and 2.7% in Germany (2.4% in 2004).

See also “Item 3.D - Risk Factors” for further discussion of the potential effects of overall economic conditions on our business and operating results.

ABAQUS Acquisition

On October 4, 2005, we completed the acquisition of ABAQUS Inc., for a total cost, including transaction costs, of approximately €346 million. For information on ABAQUS products, see “Item 4B: Business Overview - Market Structure and Brands”. For information on the impact of the acquisition on our operating results for 2005, see the discussion below on operating results for 2005 compared to 2004. For other financial information related to our acquisition of ABAQUS, including pro forma information, see also Note 6 to our consolidated financial statements.

PRINCIPAL ELEMENTS OF OUR REVENUE AND EXPENSES

Revenue

Our total revenue is comprised of (i) software revenue, which is our primary source of revenue, and (ii) services and other revenue.

Software revenue. Software revenue accounted for 84%, 84% and 86% of our total revenue in 2005, 2004 and 2003, respectively. Software revenue is comprised of new licenses revenue as well as recurring licenses and product development revenue. In 2005, 2004 and 2003, approximately 50%, 51% and 51% respectively of our software revenue consisted of recurring licenses revenue comprised of periodic fees for rental licenses and maintenance as described herein. Our PLM products are mainly licensed pursuant to one of two payment structures: (i) “rental” licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) “primary fee” licenses, for which the customer pays an initial fee and subsequently pays periodic fees, generally on an annual basis. For both forms of license, these periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. Our product development revenue relates to the development of additional functionalities of standard products requested by customers.

Software licenses offered by SolidWorks require the payment of a one-time fee. Access to upgrades and maintenance require payment of an annual subscription fee.

For a breakdown of revenue between new license revenue, recurring licenses and product development revenue, see Note 15 to our consolidated financial statements.

Services and other revenue. Services and other revenue are generated mainly from consulting services in methodology for design, deployment and support, training services and engineering services. In addition, we generate services revenue from the commissions we receive as a result of our sales activities as an IBM Business Partner in Europe and in North America. Since mid-2005, we receive fees from IBM based on our CMP (Channel Management Provider) agreement, under which we manage the marketing and distribution of our PLM products by the IBM Business Partner network in a number of countries in Europe and in the United States. We also resell a limited amount of computer hardware, for which we record only the gross margin from these sales as service revenue. In 2005, 2004 and 2003, our services and other revenue was generated principally by the PLM segment.

A substantial portion of our revenue is generated through our marketing and distribution agreements with IBM. For further information on our relationship with IBM, see “Item 3D: Risk Factors” and “Item 4B: Business Overview - Sales and Marketing”.

Expenses

Research and development. Research and development expenses represented 27%, 28% and 29% of total revenue in 2005, 2004 and 2003, respectively. Research and development expenses include primarily personnel costs for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.

Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.

DASSAULT SYSTÈMES Form 20-F 2005 39

Back to Contents

Marketing and sales. Marketing and sales expenses represented 24%, 22% and 22% of total revenue in 2005, 2004 and 2003, respectively. Marketing and sales expenses consist primarily of personnel costs, travel expenses and marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions. Marketing and sales expenses are derived principally from our marketing activities in support of IBM, including our work as CMP (Channel Management Provider) since mid-2005 and as an IBM Business Partner in Europe and North America; our direct sales channels; and our work supporting our indirect sales channels.

Amortization of acquired intangibles. Amortization of acquired intangibles includes amortization of acquired technology and amortization of intangible assets recognized in connection with business combinations (primarily customer relationships and technology).

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

Revenue recognition

We recognize revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB-104”) and other authoritative guidance. Although we believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB-104, the accounting profession continues to discuss various provisions of these guidelines with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations could lead to changes in our revenue recognition policies. Our operating results and financial position may be impacted by changes in these policies. See Note 1 to our consolidated financial statements and “Item 3D: Risk Factors - The regulatory environment for listed companies has become increasingly complex and is subject to change. Modification in the applicable standards, rules or interpretations may require us to modify our accounting policies and business practices, which could adversely affect our results of operations. Implementation of regulatory requirements is costly and any reported deficiencies may have a negative adverse effect on our stock price.”

Under our arrangement with IBM, royalties from products distributed by IBM are recognized when IBM recognizes revenue and reports such revenue to us. The reporting of IBM activity is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences that may have occurred during the preceding year. Such differences generally result from interim reporting which occasionally either overstates or understates the number of software license transactions with a group or groups of end-user customers. We monitor the possible differences based upon historical trends and known specific situations, and defer the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made. Due to the volume of revenues generated from our marketing and distribution arrangement with IBM, significant audit adjustments could have a material impact on our results of operations. During the periods reported, no significant adjustments have been recorded.

Purchase Price Allocation for Business Combinations

We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The fair value of in-process research and development projects, if any, is immediately expensed. The excess purchase price over those fair values is recorded as goodwill, which is not amortized but subject to annual impairment review.

A significant portion of the price paid for our recent acquisitions has been assigned to goodwill and identifiable intangible assets, primarily developed technology and contractual customer relationships, amortized over their estimated useful life of up to 10 years. We typically perform valuation studies to determine the fair value of identifiable intangible assets, generally using a discounted cash flow approach. This requires us to make assumptions about the acquired entity’s future operating cash flows, the attrition rate of existing customers, the useful life of existing technology, and the applicable discount rate. We also use judgment to determine the fair value of post-contract customer support obligations or the acquired entity. Different assumptions may result in different IPR&D write-offs, intangible amortization or goodwill impairment charges recorded in our income statement.

40 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Income taxes

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

Investments

We hold minority interests in and also grant loans to companies having operations or technology in areas within our strategic focus, some of which are publicly traded and have highly volatile share prices. We record an impairment charge when we believe an investment or a loan has experienced a decline in value that is other than temporary. This determination requires significant judgments, including our assessment of the financial health of and near-term business outlook for the investee or creditor. Future adverse changes in market conditions or poor operating results of these companies could result in losses or an inability to recover the carrying value of the investments or loans that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

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

In addition, we review our intangible assets, including acquired technology, whenever changes in circumstances or new events indicate that the carrying value may not be recoverable and we make assumptions about future cash flows expected to be generated by these assets.

Should different operating conditions prevail, including changes in our perception of competition and market demand for any of our reporting units or acquired technologies, this could materially affect our determination of their fair values and useful life, and lead us to record impairment charges or increased amortization expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values over the period that an employee provides service in exchange for the award. Pro forma disclosure is no longer an alternative.

In April 2005, the Securities and Exchange Commission (“SEC”) amended the compliance dates for SFAS 123(R) to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS 123(R) is effective for us as of January 1, 2006 as we have not elected for early adoption of the standard.

DASSAULT SYSTÈMES Form 20-F 2005 41

Back to Contents

Upon adoption of SFAS 123(R), companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. We plan to adopt SFAS 123(R) using the modified prospective method, in which compensation cost is recognized beginning with the effective date (1) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (2) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share above.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. We will adopt SAB 107 in connection with its adoption of SFAS 123(R).

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by newly issued accounting pronouncements in the event the pronouncements do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. We will adopt this standard on January 1, 2006 and do not believe that adoption will have a material effect on our consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our present or future consolidated financial statements.

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

In evaluating and communicating our results of operations, we use supplemental non-GAAP financial information which, in connection with our recently acquired companies, excludes:

•	for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue; and
•	for the years ended December 31, 2005, 2004 and 2003, the amortization of acquired intangibles.

We refer to the amounts which we exclude from our audited financial information as “adjustments for acquired companies and technology”.

We believe that this supplemental non-GAAP information is an important indicator of operational strength and performance of our business, and is used by analysts, investors and other interested parties. However, this supplemental information is not a U.S. generally accepted accounting principles (U.S. GAAP) measurement or an alternative to such amounts.

42 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The tables below reconcile our supplemental non-GAAP financial information to the information presented in our consolidated financial statements and the notes thereto for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31, 2005

(in millions of euros, except % and per share data)	Revenue	Operating expenses	Operating income	Operating margin		Net income	Earnings per share (diluted)

Information on a reported basis	€934.5	€683.5	€251.0	26.9%		€175.5	€1.49
Growth (decrease) compared to 2004	17%	21%	9%	(1.9	pt)	12%	10%
Amortization of acquired intangibles	n.a.	(9.8)	9.8	—		9.8	0.08
Effect of adjusting the carrying value of acquired companies’ deferred revenue	9.1	n.a.	9.1	—		9.1	0.08
Tax on amortization of acquired intangibles and the effect of adjusting the carrying value of acquired companies’ deferred revenue	n.a.	n.a.	n.a.	—		(7.2)	(0.06)
Excluding adjustments for acquired companies and technology (the effect of adjusting the carrying value of acquired companies’ deferred revenue and amortization of acquired intangibles)	943.6	673.7	269.9	28.6%		187.2	1.59
Growth (decrease) compared to 2004	18%	19%	17%	(0.4	pt)	19%	17%

	Year ended December 31, 2004

(in millions of euros, except % and per share data)	Revenue	Operating expenses	Operating income	Operating margin		Net income	Earnings per share (diluted)

Information on a reported basis	€796.6	€566.8	€229.8	28.8%		€156.4	€1.35
Growth (decrease) compared to 2003	6%	5%	8%	—		16%	14%
Amortization of acquired intangibles	n.a.	(1.4)	1.4	—		1.4	0.01
Tax on amortization of acquired intangibles	n.a.	n.a.	n.a.	—		(0.2)	(0.0)
Excluding adjustments for acquired companies and technology (amortization of acquired intangibles)	796.6	565.4	231.2	29.0%		157.6	1.36
Growth(decrease) compared to 2003	6%	5%	6%	0	pt	12%	11%

	Year ended December 31, 2003

(in millions of euros, except %)	Revenue	Operating expenses	Operating income	Operating margin		Net income	Earnings per share (diluted)

Information on a reported basis	€754.8	€542.1	€212.7	28.2%		€135.4	€1.18
Amortization of acquired intangibles	n.a.	(5.9)	5.9	—		5.9	0.05
Tax on amortization of acquired intangibles	n.a.	n.a.	n.a.	—		(0.9)	(0.01)
Excluding adjustments for acquired companies and technology (amortization of acquired intangibles)	754.8	536.2	218.6	29.0%		140.4	1.22

Based on our consolidated effective tax rates for 2005, 2004 and 2003 of 34.1%, 34.1% and 36.2%, respectively, the after-tax effect of adjusting the carrying value of acquired companies’ deferred revenue was €5.4 million for 2005, and the after-tax amortization of acquired intangibles was €6.3 million for 2005, €1.2 million for 2004 and €5.0 million for 2003. In 2004 and 2003, the amortization of acquired intangibles consisted entirely of the amortization of acquired technology.

DASSAULT SYSTEMES Form 20-F 2005 43

Back to Contents

RESULTS OF OPERATIONS

The table below sets forth the contribution of the Process-centric and Design-centric segments to our revenue, operating income and net income (see Notes 1 and 17 to our consolidated financial statements).

	Year ended December 31,

(in millions of euros, except percentages)	2005		2004		2003

Revenue
Process-centric	€755.8	80.9%	€652.1	81.9%	€630.5	83.5%
Design-centric	181.3	19.4%	146.2	18.3%	126.1	16.7%
Elimination	(2.6)	(0.3%)	(1.7)	(0.2%)	(1.8)	(0.2%)

Total	934.5	100.0%	796.6	100.0%	754.8	100.0%

Operating income
Process-centric	187.6	74.7%	182.7	79.5%	175.4	82.5%
Design-centric	63.4	25.3%	47.1	20.5%	37.3	17.5%

Total	251.0	100.0%	229.8	100.0%	212.7	100.0%

Net income
Process-centric	132.3	75.4%	122.8	77.7%	111.2	82.1%
Design-centric	43.2	24.6%	33.6	22.3%	24.2	17.9%

Total	175.5	100.0%	156.4	100.0%	135.4	100.0%

Supplemental Non-GAAP Financial Information (1)
Revenue
Process-centric	€763.8	80.9%	€652.1	81.9%	€630.5	83.5%
Design-centric	182.4	19.3%	146.2	18.3%	126.1	16.7%
Elimination	(2.6)	(0.2%)	(1.7)	(0.2%)	(1.8)	(0.2%)

Total	943.6	100.0%	796.6	100.0%	754.8	100.0%

Operating income
Process-centric	204.0	75.6%	183.8	79.5%	181.0	82.8%
Design-centric	65.9	24.4%	47.4	20.5%	37.6	17.2%

Total	269.9	100.0%	231.2	100.0%	218.6	100.0%

Net income
Process-centric	141.7	75.7%	123.8	77.7%	116.1	82.7%
Design-centric	45.5	24.3%	33.8	22.3%	24.3	17.3%

Total	187.2	100.0%	157.6	100.0%	140.4	100.0%

______________
(1)

The supplemental non-GAAP financial information excludes adjustments for acquired companies and technology (for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and, for the years ended December 31, 2005, 2004 and 2003, amortization of acquired intangibles). For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see “Supplemental Non-GAAP Financial Information” above.

44 DASSAULT SYSTEMES Form 20-F 2005

Back to Contents

The tables below present certain financial data taken from our consolidated financial statements expressed as a percentage of our total revenue. Our revenue and the percentage of the various expense or other revenue items of total revenue may not be comparable with those of our competitors due to our sales and marketing relationship with IBM.

CONSOLIDATED DATA

	Year ended December 31,

(as a % of total revenue)	2005	2004	2003

Software revenue	83.9%	84.2%	85.5%
Services and other revenue	16.1	15.8	14.5

Total revenue	100.0	100.0	100.0

Software	(2.9)	(2.7)	(2.9)
Services and other	(12.3)	(12.7)	(11.9)

Total cost of revenue	(15.2)	(15.4)	(14.8)

Gross profit	84.8	84.6	85.2
Research and development	(26.7)	(27.9)	(28.6)
Marketing and sales	(23.9)	(21.8)	(21.5)
General and administrative	(6.3)	(5.9)	(6.2)
Amortization of acquired intangibles	(1.0)	(0.2)	(0.8)

Total research, selling and administrative expenses	(57.9)	(55.8)	(57.1)

Operating income	26.9	28.8	28.2
Financial revenue and other - net	1.6	1.0	(0.1)
Income before income taxes	28.5	29.8	28.1
Income tax expense	(9.7)	(10.2)	(10.2)
Net income	18.8	19.6	17.9
Supplemental Non-GAAP Financial Information (1)
Operating income	28.6%	29.0%	29.0%
Net income	19.8	19.8	18.6
______________
(1)

The supplemental non-GAAP financial information excludes adjustments for acquired companies and technology (for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and, for the years ended December 31, 2005, 2004 and 2003, amortization of acquired intangibles). For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see “Supplemental Non-GAAP Financial Information” above.

DASSAULT SYSTÈMES Form 20-F 2005 45

Back to Contents

PROCESS-CENTRIC CONSOLIDATED DATA

	Year ended December 31,

(as a % of Process-centric revenue)	2005	2004	2003

Software revenue	79.8%	80.5%	82.5%
Services and other revenue	20.2	19.5	17.5

Total Process-centric revenue	100.0	100.0	100.0

Software	(1.6)	(1.4)	(1.6)
Services and other	(15.3)	(15.5)	(14.2)

Total cost of revenue	(16.9)	(16.9)	(15.9)

Gross profit	83.1	83.1	84.1
Research and development	(29.1)	(30.3)	(30.6)
Marketing and sales	(21.3)	(18.2)	(18.2)
General and administrative	(6.8)	(6.4)	(6.7)
Amortization of acquired intangibles	(1.1)	(0.2)	(0.9)

Total research, selling and administrative expenses	(58.3)	(55.1)	(56.3)

Operating income	24.8	28.0	27.8
Financial revenue and other - net	1.7	0.2	0.1
Income before income taxes	26.5	28.2	27.9
Income tax expense	(9.0)	(9.6)	(10.3)
Net income	17.5	18.6	17.6
Supplemental Non-GAAP Financial Information (1)
Operating income	26.7%	28.2%	28.7%
Net income	18.6	19.0	18.4
______________
(1)

The supplemental non-GAAP financial information excludes adjustments for acquired companies and technology (for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and, for the years ended December 31, 2005, 2004 and 2003, amortization of acquired intangibles). For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see “Supplemental Non-GAAP Financial Information” above.

46 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

DESIGN-CENTRIC CONSOLIDATED DATA	Year ended December 31,

(as a % of Design-centric revenue)	2005	2004	2003

Software revenue	99.8%	99.9%	99.8%
Services and other revenue	0.2	0.1	0.2

Total Design-centric revenue	100.0	100.0	100.0

Software	(8.2)	(8.8)	(9.3)
Services and other	0.0	0.0	0.0

Total cost of revenue	(8.2)	(8.8)	(9.3)

Gross profit	91.8	91.2	90.7
Research and development	(17.0)	(17.0)	(18.5)
Marketing and sales	(34.6)	(37.8)	(38.2)
General and administrative	(4.5)	(4.0)	(4.2)
Amortization of acquired intangibles	(0.8)	(0.2)	(0.2)

Total research, selling and administrative expenses	(56.9)	(59.0)	(61.1)

Operating income	34.9	32.2	29.6
Financial revenue and other - net	0.9	4.1	(0.8)
Income before income taxes	35.8	36.3	28.7
Income tax expense	(12.0)	(12.4)	(9.6)
Net income	23.8	23.9	19.2
Supplemental Non-GAAP Financial Information (1)
Operating income	36.1%	32.4%	29.8%
Net income	24.9	23.1	19.3
______________
(1)

The supplemental non-GAAP financial information excludes adjustments for acquired companies and technology (for the year ended December 31, 2005, the effect of adjusting the carrying value of acquired companies’ deferred revenue and, for the years ended December 31, 2005, 2004 and 2003, amortization of acquired intangibles). For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see “Supplemental Non-GAAP Financial Information” above.

2005 versus 2004

CONSOLIDATED INFORMATION

Breakdown of Revenue

The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

	Year ended December 31,

(in millions of euros)	2005	2004	% change

Revenue by activity
Software revenue	€783.6	€670.9	16.8%
Services and other revenue (1)	150.9	125.7	20.0%

Total	€934.5	€796.6	17.3%

DASSAULT SYSTÈMES Form 20-F 2005 47

Back to Contents

	Year ended December 31,

(in millions of euros)	2005	2004	% change

Revenue by geographic region (2)
Europe (3)	€438.2	€371.0	18.1%
North and South America (3)	283.0	230.9	22.6%
Asia Pacific (3)	213.3	194.7	9.5%

Total	€934.5	€796.6	17.3%

______________
(1)	Our services and other revenue was generated principally by the PLM (Process-centric) segment in 2005 and 2004.
(2)

In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer and (ii) by the geographic location of our business unit which records the transaction. See Note 17 to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while services and other revenue is classified by the location where the activity is performed.

(3)

See Note 17 to our consolidated financial statements. Germany and France account for most of our sales in Europe. Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia Pacific region comes from Japan.

TOTAL REVENUE

Total revenue increased 17.3% to €934.5 million in 2005 from €796.6 million in 2004 on strong growth in both software and services and in both business segments. Excluding adjustments for acquired companies and technology, revenue increased 18.5% (19% in constant currencies) to €943.6 million in 2005 from €796.6 million in 2004.

Total revenue by geographic region. All geographic regions contributed to the growth in total revenue in 2005, with the Americas region reporting the strongest growth. As a percentage of 2005 total revenue, Europe represented 47%, the Americas accounted for 30% and Asia represented 23%. All regions benefited from the inclusion of ABAQUS for the fourth quarter of 2005.

•

Europe: Revenue increased 18.1% in 2005. Excluding adjustments for acquired companies and technology, revenue in Europe increased 19.1% in 2005. Strong growth in both software and services contributed to the revenue growth in Europe in 2005 as well as strong growth of our PLM and Design-centric businesses.

•

Americas: Revenue increased 22.6% in 2005. Excluding adjustments for acquired companies and technology, revenue increased 24.0% (24% in constant currencies). We benefited from strong growth in software and services as well as strong growth across our PLM and Mainstream 3D businesses.

•

Asia: Revenue increased 9.5% in 2005. Excluding adjustments for acquired companies and technology, revenue increased 10.7% (12% in constant currencies), reflecting strong growth of our Mainstream 3D software applications, as well as generally good growth of our PLM solutions.

Software revenue. In 2005 software revenue increased 16.8% to €783.6 million on the strong growth of our PLM and Mainstream 3D software applications. Excluding adjustments for acquired companies and technology, software revenue increased 18.2% (19% in constant currencies) to €792.7 million from €670.9 million in 2004.

•

Recurring software revenue. Recurring software revenue increased 13.4% to €389.3 million in 2005, compared to €343.2 million in 2004, and represented 50% and 51% of software revenue in 2005 and 2004, respectively. Approximately two-thirds of the increase in recurring software revenue reflected growth in the installed base of the PLM business segment, as well as growth in maintenance fees in the Mainstream 3D segment. The remainder of the year-over-year increase reflected principally the addition of recurring software revenue recorded by ABAQUS, which was consolidated beginning with the last quarter of 2005.

Seat licensing and pricing. We experienced strong growth in seat licensing activity in 2005, accompanied by stable to slightly increasing pricing on average for the year. In the aggregate CATIA and SolidWorks seats licensed during 2005 totaled 72,078 seats, representing an increase of 15.2% in comparison to 2004. CATIA seats licensed increased 6.4% to 34,798 seats for 2005, and SolidWorks seats licensed increased 24.8% to 37,280 seats for 2005.

Services and other revenue. Services and other revenue increased 20.1% (up 20% in constant currencies) to €150.9 million in 2005, compared to €125.7 million in 2004. Growth in services and other revenue reflected several factors: (i) growth in PLM service engagements, (ii) increased fees received by us as an IBM Business Partner in certain geographies, (iii) fees received by us in our role beginning in mid-2005 as Channel Management Provider for IBM PLM’s Business Partners sales and marketing network, and (iv) service revenue recorded by ABAQUS, which was consolidated beginning in the fourth quarter of 2005. The gross profit margin for services and other revenue increased to 23.6% in 2005 from 19.6% in 2004. The significant improvement in the gross profit margin for services was primarily attributable to a more favorable mix of higher margin PLM consulting engagements.

48 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

OPERATING EXPENSES

During 2005 we made significant investments in pursuit of our strategic and operating objectives. We expanded our addressable markets through technological innovations and complementary acquisitions, principally ABAQUS and Virtools. In addition, we made investments in our sales channels to enhance and increase the direct support that we provide to our sales partners and to strengthen our sales coverage.

In 2005, operating expenses increased 20.1% to €531.6 million from €442.7 million in 2004, reflecting principally an increase in average headcount of 18.4% in 2005 from compared to 2004. Operating expenses for 2005 were comprised of (i) research and development costs of €250.0 million, (47.0% of operating expenses), (ii) marketing and sales costs of €223.0 million, (42.0% of operating expenses) and (iii) general and administrative expenses of €58.6 million (11.0% of operating expenses).

Research and development expenses. Research and development expenses increased 12.7% to €250.0 million in 2005, compared to €221.9 million in 2004. The increase in research and development expenses reflected primarily an average headcount growth for the year of 14.0% due to internal growth and the acquisitions of ABAQUS and Virtools, as well as our partnership with i2 in sourcing. In addition, we had higher expenses related to our research and development work on PLM, automation and 3D XML technologies. At December 31, 2005, the total headcount in research and development and product production was 2,678 employees, up 23.4% from 2,171 at December 31, 2004. Research and development expenses represented 26.8% of total revenue in 2005, compared to 27.9% in 2004. See the discussion under “Item 5C: Research and Development, Patents and Licenses - Research and Development” below.

Marketing and sales expenses. Marketing and sales expenses increased 28.4% to €223.0 million in 2005, compared to €173.7 million in 2004. Higher expenses reflected principally the inclusion of our Rand North America Inc. joint venture for a full year (set up in mid-2004), the acquisitions of certain Rand subsidiaries in Europe in early 2005 and ABAQUS in October 2005, as well as additional investments related to the ramp-up of our Channel Management Provider organization to support the IBM PLM Business Partners sales and marketing network. At December 31, 2005, the total headcount in marketing, sales and services was 2,614 employees, up 33.8% from 1,954 employees at December 31, 2004. Marketing and sales expenses represented 23.9% of total revenue in 2005, compared to 21.8% in 2004.

General and administrative expenses. General and administrative expenses increased 24.4% to €58.6 million in 2005, compared to €47.1 million in 2004. The increase in general and administrative expenses reflected principally an increase in average headcount of 18.3% primarily arising from the impact of acquisitions in 2004 and 2005, and higher expenses related to the implementation of our new ERP (Enterprise Resource Planning) systems and Sarbanes-Oxley internal controls. At December 31, 2005, the total general and administrative headcount was 401, increasing 21.1% from 331 at December 31, 2004. General and administrative expenses represented 6.3% of total revenue in 2005, compared to 5.9% in 2004.

Amortization of acquired intangibles. Amortization of acquired intangibles increased to €9.8 million in 2005, compared to €1.4 million in 2004. This increase largely reflected acquisition costs arising primarily from our acquisition of ABAQUS in October 2005.

OPERATING INCOME AND OPERATING MARGIN

Operating income increased 9.8% to €251.0 million in 2005, compared to €229.8 million in 2004 reflecting higher revenue offset in part by adjustments for acquired companies and technology. Excluding adjustments for acquired companies and technology, operating income increased 16.7% to €269.9 million in 2005 from €231.2 million in 2004, closely tracking our growth in total revenue. Our operating margin in 2005 decreased to 26.9% compared to 28.8% in 2004. Excluding adjustments for acquired companies and technology, our operating margin was 28.6% in 2005 relatively stable compared to 29.0% in 2004 as increased profitability from our existing businesses largely offset the growth in operating expenses arising principally from acquisitions in 2005 and 2004.

FINANCIAL REVENUE AND OTHER, NET

Financial revenue and other, net totaled €15.3 million in 2005, compared to €7.5 million in 2004. The increase in financial revenue and other primarily reflected a 20.6% increase in net financial revenue due to a higher average balance of cash and short-term investments for the first three quarters of 2005 as well as more favorable interest rates. Specifically, financial revenue and other in 2005 was comprised of net financial revenue of €13.9 million, exchange losses on accounts receivable and payable of €(1.5) million and other revenue of €2.9 million. Other revenue was comprised primarily of gain on sales of one of our equity investments, which was mostly offset by depreciation on minority equity investments. See Note 3 to our consolidated financial statements. At December 31, 2005, cash and short-term investments totaled €379.9 million, compared to €552.8 million at December 31, 2005, with the decrease reflecting principally acquisitions completed during the year, offset in part by net cash provided by operations. See Notes 2 and 3 to our consolidated financial statements.

DASSAULT SYSTÈMES Form 20-F 2005 49

Back to Contents

INCOME TAX EXPENSE

Income tax expense totaled €90.8 million in 2005, compared to €80.9 million in 2004, representing an effective consolidated tax rate in 2005 of 34.1%, compared to 34.1% in 2004. See Note 8 to our consolidated financial statements.

NET INCOME

Net income increased 12.2% to €175.5 million in 2005, compared to €156.4 million in 2004. Excluding adjustments for acquired companies and technology, net income increased 18.8% to €187.2 million in 2005, compared to €157.6 million in 2004. Growth in net income largely reflected the increase in operating income as well as higher financial revenue and other, net.

EARNINGS PER SHARE

Diluted net income per share increased 10.4% to €1.49 in 2005, compared to €1.35 in 2004. Excluding adjustments for acquired companies and technology, diluted net income per share increased 16.9% to €1.59 in 2005, compared to €1.36 in 2004. Growth in diluted net income per share tracked closely the increases in total revenue and net income.

REVENUE AND OPERATING INCOME BY SEGMENT

Process-centric (PLM)

Revenue. Revenue for the Process-centric segment, including PDM revenue, increased 15.8% in 2005 to €753.6 million, representing 80.6% of total revenue (excluding €2.1 million of inter-segment sales) compared with €650.7 million in 2004 (excluding €1.5 million of inter-segment sales). Excluding adjustments for acquired companies and technology and inter-segment sales, Process-centric revenue increased 17.1% (17% in constant currencies) in 2005 to €761.8 million from €650.7 million in 2004. The increase in revenue in 2005 reflected principally strong year-over-year performances by our PLM brands, with good revenue growth for CATIA, a 19.9% increase in our PDM revenue and strong growth of our DELMIA applications. We also benefited from the inclusion of ABAQUS for the 2005 fourth quarter. For 2005 ABAQUS accounted for approximately 2 percentage points of growth in revenue, and 3 percentage points of growth in revenue excluding adjustments for acquired companies and technology. PDM revenue, representing our ENOVIA and SMARTEAM brands, increased 19.9% to €121.9 million in 2005, compared to €101.7 million in 2004.

CATIA licenses increased 6.4% in 2005 to a total of 34,798 seats for 2005 compared to 32,695 seats for 2004, with pricing for CATIA V5 increasing 2% on average for the year (3% on a constant currency basis) due to a richer product configuration per seat. CATIA Version 5 seats represented 92% of total CATIA seats licensed in 2005, compared to 86% in 2004.

Operating income. Operating income for the Process-centric segment increased 2.7% to €187.6 million in 2005, compared with €182.7 million in 2004. Excluding adjustments for acquired companies and technology, operating income increased 11.0% to €204.0 million in 2005, compared with €183.8 million in 2004, and represented 26.7% of segment revenue in 2005, compared to 28.2% in 2004.

Design-centric (Mainstream 3D)

Revenue. Revenue in the Design-centric segment increased 24.0% in 2005 to €180.9 million, representing 19.4% of total revenue (excluding €0.5 million of inter-segment sales), compared with €145.9 million in 2004 (excluding €0.2 million of inter-segment sales). Excluding adjustments for acquired companies and technology and inter-segment sales, revenue in the Design-centric segment increased 24.6% (25% in constant currencies) in 2005 to €181.8 million compared with €145.9 million in 2004. SolidWorks seats licensed increased 24.8% to a total of 37,280 seats for 2005, compared to 29,882 for 2004, on strong demand across all major geographic markets and stable pricing on average. SolidWorks average end-user revenue per seat was unchanged (increase of 1% in constant currencies) for 2005 in comparison to 2004, reflecting a generally similar mix of higher-end products with SolidWorks Office Premium and Office Professional representing a majority of the total seats licensed during 2005.

In U.S. dollars, the reporting currency of other participants in the Design-centric segment, our Design-centric revenue for 2005 increased 25%.

Operating income. Operating income for the Design-centric segment increased 34.6% to €63.4 million in 2005, compared to €47.1 million in 2004. Excluding adjustments for acquired companies and technology, operating income increased 39.0% to €65.9 million in 2005, compared with €47.4 million in 2004, and represented 36.1% of total segment revenue in 2005, compared with 32.4% in 2004.

50 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

2004 versus 2003

CONSOLIDATED INFORMATION

Breakdown of Revenue

The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

	Year ended December 31,

(in millions of euros)	2004	2003	% change

Revenue by activity
Software revenue	€670.9	€645.6	3.9%
Services and other revenue (1)	125.7	109.2	15.1%

Total	796.6	754.8	5.5%

	Year ended December 31,

(in millions of euros)	2004	2003	% change

Revenue by geographic region (2)
Europe (3)	€371.0	€353.8	4.8%
North and South America (3)	230.9	215.4	7.2%
Asia Pacific (3)	194.7	185.6	4.9%

Total	796.6	754.8	5.5%

______________
(1)	Our services and other revenue was generated principally by the PLM (Process-centric) segment in 2004 and 2003.
(2)

In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer and (ii) by the geographic location of our business unit which records the transaction. See Note 17 to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while service and other revenue is classified by the location where the activity is performed.

(3)

See Note 17 to our consolidated financial statements. Germany and France account for most of our sales in Europe. Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia Pacific region comes from Japan.

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

Revenue performance improved in Europe during 2004 with total revenue increasing 4.8% year-over-year, compared to a decrease of 5.5% in 2003 in comparison to 2002. The environment in Europe was generally stable throughout 2004. Revenue growth in Europe primarily reflected growth in services and other revenue of 22%, with software revenue increasing 1% in 2004.

The Americas reported the strongest growth of our three geographic regions in 2004. For the full year revenue in the Americas increased 7% and 18% in constant currencies on year-over-year growth in software and services. Both our Process-centric and Design-centric business segments contributed to the strong performance of the Americas in 2004.

DASSAULT SYSTÈMES Form 20-F 2005 51

Back to Contents

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

The average SolidWorks end-user price per seat in U.S. dollars increased 10% in 2004. This increase reflected the favorable impact of both geographic and product mix changes. SolidWorks Office and Office Professional represented approximately 50% of SolidWorks’ total seats licensed in 2004.

Services and other revenue. Services and other revenue increased 15.1% to €125.7 million in 2004, compared to €109.2 million in 2003 and increased 19% in constant currencies. We experienced an increase in PLM consulting projects. In addition, we received fees acting as an IBM Business Partner through our North American subsidiary and as an IBM Master Partner in France and Belgium. The gross profit margin for services increased 1.8 percentage points to 19.6% in 2004, compared to 17.8% in 2003, reflecting a more favorable mix of consulting projects.

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

Research and development expenses. Research and development expenses increased 2.9% to €221.9 million in 2004, compared to €215.6 million in 2003. Average headcount increased 6.7% in R&D during 2004 compared to 2003. As of December 31, 2004, the total headcount in research and development and product production was 2,171 employees, representing 48.7% of total employees, compared to 49.5% at December 31, 2003. Research and development expenses represented 27.9% of total revenue in 2004, compared to 28.6% in 2003. See the discussion under “Item 5C: Research and Development, Patents and Licenses - Research and Development” below.

Marketing and sales expenses. Marketing and sales expenses increased 7.0% to €173.7 million in 2004, compared to €162.4 million in 2003. Marketing, sales and services average headcount growth was 5.3% in 2004, up from 1.8% in 2003, as we focused on increasing our resources addressing the SMB market, in particular in the Americas with our new RAND North America, Inc. joint venture. At December 31, 2004, the total headcount in marketing, sales and services was 1,954 employees, representing 43.9% of total employees, compared to 43.1% at December 31, 2003. Marketing and sales expenses represented 21.8% of total revenue in 2004, compared to 21.5% in 2003.

General and administrative expenses. General and administrative expenses increased less than 1% in 2004 to €47.1 million, compared to €46.8 million in 2003. In 2004, our average headcount increased 4.3%, with most of the increase occurring in the second half of the year. General and administrative expenses represented 5.9% of total revenue in 2004, compared to 6.2% in 2003.

Amortization of acquired intangibles. Amortization of acquired intangibles decreased 76.3% to €1.4 million in 2004, compared to €5.9 million in 2003 and reflected the completion of the amortization of acquired intangibles related to several acquisitions.

52 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

OPERATING INCOME AND OPERATING MARGIN

Operating income was €229.8 million in 2004, compared to €212.7 million in 2003. Operating income excluding amortization of acquired intangibles increased 5.8% to €231.2 million in 2004 or 29.0% of total revenue, compared to €218.6 million or 29.0% in 2003. The increase in the operating income excluding amortization of acquired intangibles reflected growth in total revenue. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

FINANCIAL REVENUE AND OTHER, NET

Financial revenue and other, including equity in net income of unconsolidated affiliates, totaled €7.5 million in 2004, compared to €(0.4) million in 2003. The significant growth in financial revenue and other in 2004 primarily reflected higher financial income and lower exchange losses on accounts receivables in comparison to 2003. Specifically, financial revenue and other in 2004 was comprised of net financial revenue of €11.3 million, exchange losses on accounts receivables of €(4.8) million and other income of €1.0 million. Our average balance of cash and short-term investments increased in 2004. At December 31, 2004, cash and short-term investments totaled €552.8 million, compared to €439.7 million at December 31, 2003. See Notes 2 and 3 to our consolidated financial statements.

INCOME TAX EXPENSE

Income tax expense totaled €80.9 million in 2004, compared to €76.9 million in 2003. The effective tax rate was 34.1% in 2004, compared to 36.2% in 2003. The decrease in the effective tax rate between 2004 and 2003 primarily reflected the benefits of certain tax credits in France. See Note 8 to our consolidated financial statements.

NET INCOME

Net income was €156.4 million in 2004, compared to €135.4 million in 2003. Excluding amortization of acquired intangibles, net income increased 12.3% to €157.6 million in 2004, compared to €140.4 million in 2003, reflecting growth in operating income and financial revenue and other, net, as well as a decrease in the effective tax rate.

EARNINGS PER SHARE

Diluted net income per share increased 14.4% to €1.35 in 2004, compared to €1.18 per share in 2003. Excluding amortization of acquired intangibles, diluted net income per share increased 11.5% to €1.36 in 2004, compared to €1.22 per share in 2003.

REVENUE AND OPERATING INCOME BY SEGMENT

Process-centric (PLM)

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

Nearly all our service revenue was generated by the Process-centric segment (excluding inter-segment sales) in 2004 and 2003. See “- 2004 versus 2003 - Consolidated Information - Services and other revenue” above.

Operating income. Operating income from the Process-centric segment increased 4.2% to €182.7 million in 2004, compared with €175.4 million in 2003. Operating income, excluding amortization of acquired intangibles, increased 1.5% to €183.8 million in 2004, compared with €181.0 million in 2003. Operating income, excluding amortization of acquired intangibles, represented 28.2% of revenue for this segment in 2004, compared to 28.7% in 2003. The decrease in the operating margin primarily reflected higher investments in sales and marketing to grow our SMB channel.

DASSAULT SYSTÈMES Form 20-F 2005 53

Back to Contents

Design-centric (Mainstream 3D)

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

Operating income. Both operating income and operating margin increased significantly in 2004, reflecting the strong growth in revenue and operating leverage achieved by our Design-centric segment. Operating income for the Design-centric segment increased 26.3% to €47.1 million in 2004, up from €37.3 million in 2003. Operating income, excluding amortization of acquired intangibles, increased 26.1% to €47.4 million in 2004, compared with €37.6 million in 2003. Operating income, excluding amortization of acquired intangibles, represented 32.4% of total segment revenue in 2004, compared with 29.8% in 2003.

TRENDS IN QUARTERLY RESULTS

Our quarterly revenues have varied significantly and are likely to vary significantly in the future. Our net income also varies considerably each quarter, reflecting the change in revenues, since our expenses tend to be relatively stable. A significant portion of sales typically occurs in the last month of each quarter, and, as is typical in the software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year. In 2005, revenue for the fourth, third, second and first quarters represented, respectively, 32.6%, 22.9%, 23.3% and 21.2% of our total revenue for the year. In addition, we completed the acquisition of ABAQUS in October 2005, which had the effect of further increasing the percentage of revenue earned in the fourth quarter in comparison to the first three quarters of 2005. In 2004, our revenue for the fourth, third, second and first quarters represented, respectively, 30.1%, 23.6%, 24.2% and 22.1% of our total revenue for the year. See “Item 3D - Risk Factors” for a discussion of the principal causes of variations in our quarterly results.

B. Liquidity and Capital Resources

Since 1994, our principal source of liquidity has been cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and the financing of business acquisitions.

The table below presents the change in working capital as reflected in our consolidated statements of cash flows.

	Year ended December 31,

(in millions of euros)	2005	2004	2003

Changes in current assets and liabilities
(Increase) in trade accounts receivable	(21.2)	(21.9)	(5.1)
(Increase) decrease in other current assets	(8.7)	(9.3)	2.2
Increase in accounts payable and accrued expenses	13.6	20.5	12.4
Increase in income taxes payable	2.9	4.0	6.1
(Decrease) increase in sales incentive payable	(10.9)	5.4	0.6
Increase in unearned revenue	15.6	34.6	4.4
(Decrease) increase in other current liabilities	(2.9)	(6.0)	7.9

Change in working capital	(11.6)	27.3	28.5

Customers’ days of sales outstanding as of December 31, 2005 were 83 days, compared to 89 days as of December 31, 2004.

Under our marketing and distribution agreement, IBM is required to pay us a cash settlement one month after it records its licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period.

54 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date. See Note 1 to our consolidated financial statements.

Cash and cash equivalents and short-term investments totaled €379.9 million as of December 31, 2005, compared with €552.8 million and €439.7 million as of December 31, 2004, and December 31, 2003, respectively. The 2005 decrease primarily reflected net cash used in investing, since we completed acquisitions in 2005, net of cash acquired, totalling €329.4 million. During 2005, net cash provided by operating activities amounted to €196.7 million compared with €208.9 million during 2004. Cash flows used in investing activities amounted to €355.8 million, reflecting primarily acquisitions, net of cash. Net cash used in financing activities totaled €44.9 million in 2005, primarily comprised of cash dividends of €43.1 million. Our repurchase of shares of SolidWorks under the 2002 SolidWorks Corporation Buy-Back Plan amounted to €29.2 million (net of amounts received from employees upon exercise of SolidWorks options), which was offset by proceeds of €29.3 million received from employees’ upon exercise of Dassault Systèmes options. Exchange rate fluctuations had a positive translation effect of €26.8 million on our December 31, 2005 cash balance.

Our expenditures and investments in 2005 consisted principally of acquisitions, which were financed from operating cash flows. We have no significant capital expenditures or investments in progress. (See “Trend Information - MatrixOne Acquisition and Expansion of Our ENOVIA Brand” below regarding our recent acquisition of MatrixOne). Based on estimates at December 31, 2005 of the value of shares of SolidWorks, we anticipate that the cash cost to SolidWorks for repurchasing shares under the 2002 SolidWorks Corporation Buy-Back Plan will amount to approximately €57 million (net of amounts to be received upon exercise of corresponding options), most of which will be paid in 2006 (see “Item 6B: Compensation - Options to subscribe SolidWorks shares”). At the end of 2005, we had no other financial indebtedness, other than the remainder of a financial lease relating to our offices. In December 2005 we opened a five-year revolving credit facility for up to €200 million, which we have entirely drawn down in early 2006. Management believes that our currently available sources of liquidity will provide sufficient resources for continuing our operations for the foreseeable future.

C. Research and Development, Patents and Licenses

RESEARCH AND DEVELOPMENT

We believe that research and development is one of the most important elements of our success. We operate research laboratories in France, the United States, Canada, Germany, the United Kingdom, Israel and India. In 2005, research and development expenses increased 12.7% to €250.0 million, compared to 2004. Total research and development and product production headcount increased 23.3% in 2005 to 2,678 at December 31, 2005.

Research and development investments over the past three years have been devoted principally to the development of our various Product Lifecycle Management applications, the V5 development platform and infrastructure, the integration of our CATIA, ENOVIA, DELMIA and SMARTEAM products and a broadening of SolidWorks’ functionalities. We also invest in research and development devoted to advancing our 3D XML technology, automation applications, simulation applications (including under the ABAQUS brand) and a new, multi-physics platform for simulation, as well as developing sourcing solutions integrated with our V5 platform.

The table below sets forth information with respect to our research and development expenses for 2005, 2004 and 2003.

	Year ended December 31,

	2005	2004	2003

Research and development expenses (in millions)	€250.0	€221.9	€215.6
As a percentage of total revenue (1)	26.8%	27.9%	28.7%
Research and development and product production personnel (at period end)	2,678	2,171	2,025
______________
(1)

Due to sales and marketing relationship with IBM, our percentage of various expenses, including research and development expenses, to revenue may not be comparable to such percentages for our competitors.

Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering, and linear and non-linear finite element analysis, interactive 3D applications, computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. For a discussion of the variation in research and development expenses between the periods indicated, see the discussion under “- Operating Results - 2005 versus 2004 - Consolidated Information - Research and Development Expenses” and “- 2004 versus 2003 - Consolidated Information - Research and Development Expenses” above.

DASSAULT SYSTÈMES Form 20-F 2005 55

Back to Contents

INTELLECTUAL PROPERTY

We rely on a combination of copyrights, trade secret and patents to establish and protect our intellectual property in our technology. We distribute our products under software licenses, which grant customers, rather than ownership of, licenses to our products which contain various provisions protecting our ownership and the confidentiality of the licensed technology.

The source code of our products is protected as a trade secret and as a copyrighted work. In addition, key capabilities of our software products are protected through patents when possible. However, no assurance can be given that others will not copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright, trade secret and patent protection or enforcement may be unavailable or limited in certain countries.

In other respects, we believe that, due to the rapid technological advances within the industry, factors such as the technological and creative skills of our personnel are also very important to establish and maintain a technology leadership position within the industry.

With regard to trademarks, our policy is to register trademarks for our main lines of products in the countries where we do business. Such registrations are a combination of international trademark registrations, community trademarks and national registrations. When companies are acquired, a review and an assessment of their main trademarks is made, and when necessary, additional applications for registrations are made in order to establish coverage of such trademarks equivalent to that of our other main trademarks.

We generally file patent applications in regions where our main customers and competitors are located. Our portfolio includes more than 50 patents already granted in the United States (8 were granted in 2005) and approximately 180 patent applications pending in various geographic areas.

See “Item 3D: Risk Factors - Risks Related to Our Business” for risks concerning possible third-party alleging unauthorized use of their intellectual property, and the difficulties in ensuring adequate protection for our own intellectual property.

D. Trend Information

MATRIXONE ACQUISITION AND EXPANSION OF OUR ENOVIA BRAND

On May 11, 2006, we completed the acquisition of MatrixOne, Inc., for a total cost, excluding transaction costs, of approximately $410 million. MatrixOne is a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high tech, consumer products and medical devices industries, among others. MatrixOne’s customers include more than 850 companies, such as Alcatel, Celestica, GAP, General Electric, IBM, Intel, Johnson & Johnson, Nokia, Philips, Procter & Gamble, Qualcomm, Sony Ericsson, STMicroelectronics and Toshiba. At the date of the merger agreement, MatrixOne had 488 employees and offices in North America, Europe and Asia Pacific.

For its most recent fiscal year ended July 2, 2005, MatrixOne reported total revenues of $124.1 million, an operating loss of $(20.6) million and a net loss of $(20.3) million. For the unaudited nine months ended April 1, 2006, MatrixOne reported total revenues of $102.9 million and net (loss) of $(6.3) million. Cash and cash equivalents totaled $107.7 million at July 2, 2005, and $99.7 million (unaudited) at April 1, 2006.

In connection with the completion of the MatrixOne acquisition, we introduced a new PLM Collaborative Environment Portfolio, under the ENOVIA brand name, to address customers’ requirements across the full spectrum of product and business processes, from small-scale teams to extended enterprises. ENOVIA offers a new level of collaboration, from the most simple to highly engineered complex products and is positioned to address a broad range of industry needs with:

•	ENOVIA VPLM – 3D Collaborative Virtual Product Lifecycle Management of highly complex product, resources and manufacturing processes in medium and large extended enterprises;
•

ENOVIA MatrixOne – Collaborative Product Development business processes for enterprises across a wide range of industries, and includes our Synchronicity software for semiconductor design data management; and

•	ENOVIA SmarTeam – Collaborative Product Data Management for small and mid-sized enterprises, engineering departments of larger organizations, and across supply chains.

56 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

In its periodic reports filed with the Securities and Exchange Commission, MatrixOne has reported that it has identified material weaknesses in its internal control over financial reporting. We intend to take appropriate measures to ensure that internal control over financial reporting satisfies applicable regulatory and accounting standards. MatrixOne had also reported that it is a defendant in a class action suit in connection with its 2000 IPO prospectus and registration statement. The company approved a proposed settlement in June, 2003 that calls for settlement proceeds to be paid by the company’s insurer. The proposed settlement has been preliminarily approved by the court where the suit has been brought. If the settlement is not finally approved by the court, the company intends to vigorously defend the claims. If the settlement is not approved, we do not expect that this matter will have a material adverse effect on our consolidated financial condition or results of operations; however, it may result in our incurring additional costs in connection with the acquisition.

ADDITIONAL BUSINESS HIGHLIGHTS

In March 2006 we introduced ENOVIA V5 Collaborative Enterprise Sourcing (CES), a new product suite designed to bring together engineering and sourcing functions into one collaborative environment. The CES product suite covers four functional areas to enable companies’ engineering and sourcing departments to collaborate when choosing, introducing or managing components, suppliers and manufacturers. By uniting these two critical functions earlier in the product development cycle, we believe companies using this software should be able to reduce product costs, improve time-to-market and increase product quality.

We continue to focus on enhancing our coverage of the small and medium-size business market for our PLM solutions. New initiatives underway include direct channel management in Australia, New Zealand, Latin America and Taiwan.

In April, we announced the release of ABAQUS Version 6.6 which contains many technical innovations to help companies achieve more realistic simulation of product behaviour, including new capabilities in vibration analysis, material failure characterization, tire modelling and computing performance.

2006 UNAUDITED FIRST QUARTER FINANCIAL RESULTS

For the first quarter of 2006 total revenue increased 27% to €252.1 million, compared to 2005 first quarter total revenue of €199.2 million. Excluding adjustments for acquired companies and technology, total revenue increased 29% to €256.0 million and increased 25% in constant currencies. Strong growth in software and services contributed to the year-over-year growth in total revenue. From a regional perspective all regions contributed to the growth in total revenue.

Software revenue increased 27% to €213.1 million for the 2006 first quarter. Excluding adjustments for acquired companies and technology, software revenue increased 30% to €217.0 million and increased 26% in constant currencies on strong growth of our major software applications and the inclusion of ABAQUS. New CATIA and SolidWorks seats licensed in the 2006 first quarter increased 11% to 17,944 seats, compared to 16,122 in the 2005 first quarter.

In the 2006 first quarter, services and other revenue increased 22% to €39.0 million and increased 19% in constant currencies, compared to €32.0 million in the year-ago quarter.

Excluding adjustments for acquired companies and technology, PLM (Process-centric) revenue increased 28% to €203.7 million and increased 24% in constant currencies in the 2006 first quarter, primarily due to year-over-year growth of our design and PDM applications and the inclusion of ABAQUS, which we acquired in October 2005. Our PDM revenue increased 15% to €26.3 million and increased 12% in constant currencies for the 2006 first quarter on a good ENOVIA performance. For the 2006 first quarter, excluding adjustments for acquired companies and technology, ABAQUS revenue was €23 million.

Excluding adjustments for acquired companies and technology, Mainstream 3D (Design-centric) revenue increased 31% and 28% in constant currencies to €52.3 million in the 2006 first quarter, on strong demand for SolidWorks software solutions in all geographic regions. SolidWorks seats licensed increased 19% to 10,271 licenses for the first quarter of 2006.

Operating income increased 5% to €47.2 million in the 2006 first quarter, compared to €45.1 million in the 2005 first quarter. Excluding adjustments for acquired companies and technology, operating income increased 33% to €60.5 million in the 2006 first quarter, up from €45.4 million in the 2005 first quarter. The operating margin was 18.7% in the 2006 first quarter, compared to 22.6% in the year-ago period, primarily reflecting the impact of adjustments for acquired companies and technology arising from acquisitions, principally ABAQUS. Excluding adjustments for acquired companies and technology, the operating margin increased to 23.6% in the 2006 first quarter, from 22.8% for the 2005 first quarter.

Earnings per diluted share decreased 4% to €0.26 in the 2006 first quarter, compared to €0.27 in the first quarter of 2005. Excluding adjustments for acquired companies and technology, earnings per diluted share increased 26% to €0.34 in the 2006 first quarter, up from €0.27 in the year-ago quarter tracking closely the increase in total revenue.

DASSAULT SYSTÈMES Form 20-F 2005 57

Back to Contents

At March 31, 2006, cash and short-term investments totaled €684.0 million, compared to €379.9 million at December 31, 2005. In December 2005, we entered into a 5-year revolving credit facility for up to €200 million. During the first quarter of 2006 we drew down the entire amount in connection with the anticipated funding of the MatrixOne acquisition. Net operating cash flow was €101.2 million for the 2006 first quarter.

OBJECTIVES

Our objectives for revenue growth, operating margin and earnings per share have been communicated in our first quarter press release, which was furnished to the Securities and Exchange Commission on Form 6-K on May 4, 2006.

All of our objectives described above are based upon the assumption of an average U.S. dollar to euro exchange rate of $1.25 per €1.00 and an average Japanese yen to euro exchange rate of JPY140 to €1.00 for the last three quarters of 2006. Our objective for earnings per share is calculated based upon the assumption of 119.8 million fully diluted shares outstanding for the 2006 full year. Our objectives include MatrixOne, which we acquired on May 11, 2006.

The information above under “Trend Information”, and in particular under “Objectives”, includes statements that express objectives for our future financial performance. Such forward-looking statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and (vii) the realization of any risks related to the integration of MatrixOne, including with respect to the internal control and litigation issues described above, or any newly acquired company and internal reorganizations. As a result of these risks, actual results may differ from our expectations set forth above. For more information regarding the risks facing our business, see “Item 3D - Risk Factors”.

E. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2005 (1):

	Payments due by period

(in thousands of euros)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Employee profit-sharing	€28,764	€10,149	€6,654	€6,186	€5,775
Operating lease obligations	101,700	32,158	33,046	19,183	17,313
Capital lease obligations	2,243	1,791	449	3	—

Total	€132,707	€44,098	€40,149	€25,372	€23,088

______________
(1)

In addition to the obligations set forth in the table above, we also have obligations with respect to our commitment to repurchase SolidWorks shares in connection with the SolidWorks Corporation Buy-back Plan (see “Item 5.B - Liquidity and Capital Resources”), our derivative financial instruments and our retirement and pensions arrangements. See Notes 3 and 14 to our consolidated financial statements.

In March 2006, we entered into a built-to-suit lease agreement for new headquarters facilities which will take effect when construction is completed, which is expected to be in mid-2008. Under this agreement, we have committed to lease approximately 55,000 square meters of office space located in Velizy, outside Paris, France for a non-cancelable initial term of 12 years. Future minimum rental payments over the initial term amount to approximately €178 million, in the aggregate and have not been included in the table presented above.

58 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

In accordance with our by-laws (statuts) and French company law, our affairs are managed by our Board of Directors and our Chief Executive Officer (Directeur Général). As permitted under French law and our by-laws, the functions of Chairman of the Board of Directors (Président) and of Chief Executive Officer have been separated between two different persons by decision of the Board of Directors.

BOARD OF DIRECTORS

Our Board of Directors determines our business strategy and oversees its implementation. Under French law, the Board of Directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general meeting of shareholders to approve such accounts. In addition, the Board of Directors must give prior authorization for any security, pledge or guarantee by the Company. Under French law, directors are liable for violation of French legal or regulatory requirements applicable to sociétés anonymes, for the violation of our by-laws or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

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

The following table sets forth the names, ages and election dates of our directors, as well as their occupations and directorships. As of the date hereof, we had five independent directors out of nine on our Board of Directors, as determined according to the applicable standards and requirements for independence. Pursuant to our statuts, each director must hold at least one share of Dassault Systèmes for the duration of his mandate.

Our Board of Directors generally complies with all French rules and recommendations, and all applicable U.S. regulations, regarding corporate governance.

DASSAULT SYSTÈMES Form 20-F 2005 59

Back to Contents

Name	Age	Current position within our Company	Director since	Term expires	Other occupation and Directorships(1)	Other mandates expired during the last five years	Company shares owned

Charles Edelstenne	68	Chairman	1993	2011	Chairman and Chief Executive Officer of Dassault Aviation. Director of: Groupe Industriel Marcel Dassault; Thales Systèmes Aéroportés; Société Anonyme Belge de Constructions Aéronautiques; Sogitec Industries; and Dassault Réassurance. Chairman of Dassault Falcon Jet Corporation. President of Dassault International, Inc. Manager of Arie and Nili.	None.	7,656,465
Paul R. Brown	55	Director	2000	2011	Professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University. Academic Director, TRIUM Executive MBA program. Director and member of the audit committee of Dictaphone, Inc.	None.	2
Bernard Charlès	49	President and Chief Executive Officer (“Directeur Général” )	1993	2011	President of Dassault Systèmes Canada Inc.; Dassault Systèmes Corp.; Dassault Systèmes K.K.; Chairman of: Delmia Corp.; ABAQUS, Inc.; SolidWorks Corporation; Director of: SmarTeam Corporation Ltd. and Business Objects.	Director of Invention Machine Corporation.	740
Laurent Dassault	52	Director	1993	2011

General Manager of Dassault Investissements; Chairman and Chief Executive Officer of Immobilière Dassault; Chairman of Midway Aircraft Corporation. President of: Dassault Investment Fund Inc.; Dassault Belgique Aviation; Vina Dassault San Pedro.

Director of: Groupe Industriel Marcel Dassault; Sogitec Industries; Power Corporation du Canada; Generali France; Generali Assicurazioni SpA; Kudelski SA; Banque Privée Edmond de Rothschild Luxembourg; Terramaris; Industrial Procurement Services; Société de Véhicules Électriques SAS; and Organisation pour la Prévention de la Cécité.

General Manager of Château La Fleur Mérissac; and Château Dassault.

Member of the Advisory Board of: 21 Central Partners; and Sagard Private Equity Partners. Member of the Comité de suivi de Pechel Industries SAS.

						Chairman of Dassault Falcon Jet do Brazil. Director of: Fingen SA; Compagnie Nationale à Portefeuille; BSS Investment SA; Chenfeng Machinery; Aero Precision Repair and Overhal Company “A-pro”; and NAFCO National Aerospace Stener Co. Member of the Advisory Committee of Power Private Equity Fund; and Syntek Capital SA.	10
Christian Decaix (2)	69	Director	1993	2005	Executive Vice President Social and Industrial Operations of Dassault Aviation. Director of: Sogitec Industries; Dassault Falcon Jet Corporation; Dassault Réassurance; and European Aerosystems Ltd.	None.	—

60 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Name	Age	Current position within our Company	Director since	Term expires	Other occupation and Directorships(1)	Other mandates expired during the last five years	Company shares owned

Bernard Dufau	64	Director	2001	2007	Strategic counsel and general manager of B. Dufau Conseil. Director and chairman of the audit committee of France Telecom; director and member of the audit committee of Kesa Electricals.	Director of: Team Partner Group and Mood Media.	1,000
André Kudelski	45	Director	2001	2007	President and Chief Executive Officer of the Kudelski Group. Chairman and Chief Executive Officer of Nagra +. Director of: Nestlé and Edipresse. Member of the Advisory Board of: Crédit Suisse and Swiss American Chamber of Commerce.	None.	10
Loïk Segalen (2)	46	Director	1993	2005	Vice-President Economic and Financial Affairs of Dassault Aviation. Chairman and Chief Executive Officer of Dassault Assurances Courtage; Chairman of Dassault Réassurance. Director of: Dassault Belgique Aviation; Paris Le Bourget Parc des Expositions; Midway Aircraft Instrument Corporation; Dassault Falcon Jet Corporation. and S.A.B.C.A. General Manager of Dassault Aéro Service; Permanent Representative of Dassault Aviation to the Board of Directors of Corse Composites Aéronautiques.	Permanent Representative of Dassault Aviation to the Board of Directors of SOFEMA.	10
Thibault de Tersant	48	Executive Vice President Finance and Chief Financial Officer	1993	2011	Chairman of Dassault Systèmes SAS and Spatial Corp. Director of: SolidWorks Corporation; Delmia Corp.; Dassault Systèmes Corp.; SmarTeam Corporation Ltd.; and ABAQUS Inc.	None.	940
Jean-Pierre Chahid- Nouraï (3)	67	Director	2005	2011	Managing Director of Finanval Conseil, Director of Stanislas SA.	None.	510
Arnoud De Meyer (3)	52	Director	2005	2011	Professor of Technology Management at INSEAD and Deputy Dean of INSEAD, in charge of Administration and External Relations. Director of: Option International; SR&DM; Kylian Technology Management Pte. Ltd.; INSEAD (Singapore), INSEAD–EURO Asia Centre Pte. Ltd.	Director of Ancorabel.	250

______________

(1)	Principal occupation appears first for directors whose principal employment is not at Dassault Systèmes.
(2)	Resigned as of April 11, 2005.
(3)

Co-opted by the April 15, 2005 meeting of the Board of Directors to replace Christian Decaix and Loïk Segalen; the appointment of these directors was ratified by our General Meeting of shareholders held on June 8, 2005.

Meetings of the Board of Directors are normally convened by the Chairman of the Board of Directors and are to be held as often as required in the corporate interest. A quorum consists of at least one half of the members of the Board of Directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the Board of Directors. A director may not vote on an arrangement or contract in which he is materially interested; if he does vote, the decision will be void. Our by-laws

DASSAULT SYSTÈMES Form 20-F 2005 61

Back to Contents

permit any director to attend, participate in and vote at any meeting by videoconference for certain decisions as provided by French law. The Board of Directors met five times in 2005, with an attendance rate of 83%.

In 2005, the Board members debated on the process for assessing the independence of the independent directors forming the majority of the Board. In early 2006, the independent directors proposed a questionnaire to assess director independence, which was approved by the Board. Such questionnaire shall be filled out by all members and answers shall be reviewed by the Board once a year.

Audit Committee. The Audit Committee was established in 1996 to assist our Board of Directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, and our compliance with legal and regulatory requirements. Since September 2002, only independent directors are on our Audit Committee, in compliance with French and U.S. corporate governance rules. The Committee is composed of four of our directors: Paul R. Brown (first appointed on September 25, 2000), Bernard Dufau and André Kudelski (both appointed on June 29, 2001), and Jean-Pierre Chahid-Nouraï (appointed on April 15, 2005). The Chairman of the Audit Committee is Bernard Dufau.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and report the results of its activities to the Board. The Audit Committee assesses the independence of our external auditors and recommends to the Board of Directors their appointment, compensation and termination (subject to shareholders’ approval under French law). The Audit Committee discusses with the external auditors the scope of the audit, pre-approves all audit-related and non-audit related services provided by the external auditors, and discusses with them the critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before giving its report to the Board of Directors. Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related-party transactions pursuant to Nasdaq corporate governance requirements.

The Audit Committee discusses with management, the internal auditors and the external auditors the adequacy and effectiveness of our accounting and financial controls, including our policies and procedures to assess, monitor and manage business and financial risk.

The Audit Committee also oversees the work of our internal audit department, and approves its annual audit plan. Our internal audit director reports to the Audit Committee conclusions resulting from the audit engagements.

The Audit Committee met eight times in 2005, including three times in person and five by telephone, with an attendance rate of 93%.

Compensation and Nomination Committee. In compliance with applicable U.S. and French corporate governance rules, the Board of Directors formed a Compensation and Nomination Committee at its April 15, 2005 meeting. The Committee is comprised of two independent directors, Bernard Dufau and André Kudelski, appointed on that same date.

The principal objectives of the Committee are to: (i) propose to the Board the compensation of the Chairman and CEO; (ii) define the calculation bases and the determination rules of the variable portion of the compensation of the Chairman and CEO and verify compliance with the determination rules; (iii) propose succession planning in the event of vacancies of the Chairman and CEO positions; (iv) examine the nomination and compensation policies for executive officers of our Group; (v) examine our policy and make recommendations on stock option grants and other forms of stock-based incentives; (vi) review the directors fees and the method for allocating those fees among directors; and (vii) make proposals to the Board on the appointment of new directors or reappointment of current directors. This Committee replaced an “ad hoc committee” which existed before and which purpose was to prepare proposals to the Board for granting of stock options.

The Nasdaq rules stipulate that the compensation of all executive officers (other than the Chairman of the Board and the CEO) must be determined, or recommended to the Board for determination, by a majority of our independent directors or by a compensation and nomination committee comprised solely of independent directors. However, under French law, the Board determines only the compensation of the Chairman, the CEO and, if any, the deputy CEO, the compensation of the other executive officers being determined by the Company’s management in accordance with their employment terms and market practices. As a result, the Company continues to follow its home country practice and has informed Nasdaq in this respect.

In 2005, the Compensation and Nomination Committee met twice in person, with an attendance rate of 100%. It proposed to the Board stock grants for the CEO and the allocation of Directors’ fees. It also advised on the compensation structure of the CEO for the following years and examined the compensation structure of executive officers. In 2006, it is anticipated that the Compensation and Nomination Committee will meet a minimum of two times.

Scientific Committee. The Scientific Committee was established by our Board of Directors on April 15, 2005, and is comprised of two directors, Bernard Charlès and Arnoud De Meyer, and one executive officer, Dominique Florack, our Executive Vice President for Strategy and Development, and meets at least once a year. All members of the Committee were appointed on the date of its establishment. The Committee reviews the axes for research and development and examines the technological advances of our Group and makes recommendations in relation thereto. The Scientific Committee met once in 2005 with an agenda relating to a 3-year research

62 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

and development plan and recent developments in mathematics and digitization technologies. In 2006, it is anticipated that the Scientific Committee will meet at least three times.

Board of Directors’ Internal Regulation. An Internal Regulation of the Board of Directors was adopted on March 29, 2005. This Internal Regulation sets forth the policies and obligations of the Board related to corporate governance. In particular, it sets forth, among others: the rules for timely notification of the Board of Directors with respect to events that may materially impact our prospects, forecasts or implementation of our strategy as presented to the Board; the functioning rules of the Compensation and Nomination Committee and Scientific Committee; the principles of limitations on the powers of our CEO; of review of the independence qualifications for Board members on an annual basis; and of performance of an annual self-assessment, with, upon request of the majority of the Board members, engagement of an external party to provide a more detailed evaluation and recommendations. The Internal Regulation reconfirms the confidentiality obligation incumbing on all Board members. Board members must comply with the insider rules established by Dassault Systèmes which prevent them from trading on any Dassault Systèmes securities when they are aware of sensitive non-public information and unless they are specifically authorized to do so by the Dassault Systèmes Insider Committee.

The Internal Regulation provides that the independent directors shall meet, in conjunction with regularly scheduled Board meetings, in executive sessions at least twice a year to enhance communication among independent directors. Two executive sessions of independent directors were held in 2005, and it is anticipated that at least two other sessions will be held in 2006.

Director Biographies

Charles Edelstenne founded Dassault Systèmes in 1981 and was our Managing Director until we were transformed into a société anonyme in 1993. From 1993 to 2002, Mr. Edelstenne was our Chairman and Chief Executive Officer and since 2002, Mr. Edelstenne has served as our Chairman. Mr. Edelstenne also serves the positions mentioned under “Directors and Senior Management - Principal Occupation or Employment.” Mr. Edelstenne devotes the majority of his time to his duties at Dassault Aviation.

Bernard Charlès has been our Chief Executive Officer since 2002, our President since 1995 and one of our directors since 1993. Mr. Charlès also serves the positions mentioned under “Directors and Senior Management - Principal Occupation or Employment.” Prior to becoming our President, Mr. Charlès served as our President of Research and Development from 1988 to 1995 and as President of Research and Strategy from 1985 to 1988.

Thibault de Tersant has been our Executive Vice President Finance - Chief Financial Officer since 1988 and one of our directors since 1993. Mr. de Tersant also serves the positions mentioned under “Directors and Senior Management - Principal Occupation or Employment.” Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International.

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

DASSAULT SYSTÈMES Form 20-F 2005 63

Back to Contents

Vice President of Economic and Financial Affairs of Dassault Aviation from 1990 to 1998. Prior to serving in these positions, Mr. Segalen served as an executive in the Finance Division at Dassault International.

Jean-Pierre Chahid-Nouraï was a member of the Executive Group of Michelin and Chief Financial Officer of the Michelin group from 1977 to 1990 and has also worked as an investment banker for MM. Lazard Frères et Cie., Banque Morin-Pons, Financière Indosuez and S.G. Warburg. A former management consultant with McKinsey & Co. Inc., Mr. Chahid-Nouraï continues to exercise this activity as Managing Director of Finanval Conseil. Mr. Chahid-Nouraï has also taught finance at ESSEC, the Centre de formation à l’analyse financière, INSEAD and until recently at CEDEP (the Centre européen d’éducation permanente).

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

EXECUTIVE OFFICERS

The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the Board of Directors or shareholders by law or by our by-laws, and are subject to prior authorization of the Board of Directors or the general meeting of shareholders for the decisions specified by French law. In addition, the Internal Regulation of our Board of Directors provides that our Board of Directors shall determine, on a yearly basis, which categories of material transactions will be subject to its approval.

The Board of Directors, in its meeting of March 31, 2006, authorized the Chief Executive Officer to grant, for a one-year period, pledges, sureties or securities in the name of the Company up to a maximum limit of €50 million, and to take decisions without the prior approval of the Board of Directors in relation to:

•	any significant transaction which would fall under the strategy of the Company as presented to the Board of Directors;
•	acquisitions or sales of entities or equity interests below a specified amount;
•	any organic growth investment or internal restructuring transaction below a specified amount; and
•	any external financing (through a banking facility or transaction on the capital markets) below a specified amount.

The Chief Executive Officer is elected by the Board of Directors and may be removed by the Board of Directors at any time. According to our by-laws, the Chief Executive Officer may not be more than 65 years old.

The following table sets forth the names and birth dates of our executive officers and their current positions with us:

Name	Date of Birth	Position

Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President and Chief Executive Officer
Dominique Florack	June 26, 1959	Executive Vice President, Strategy, Research and Development
Thibault de Tersant	July 22, 1957	Executive Vice President Finance - Chief Financial Officer
Étienne Droit	September 3, 1959	Executive Vice President PLM Sales and Distribution
Philippe Forestier	May 16, 1950	Executive Vice President Alliances, Marketing and Communications
Bruno Latchague	January 28, 1957	Executive Vice President Development and Support Industry Solutions
Muriel Pénicaud	March 31, 1955	Executive Vice President Organization and Human Resources
Joel Lemke	January 12, 1956	Chief Executive Officer of ENOVIA and Chairman of Dassault Systèmes Americas Corp.
John McEleney	April 29, 1962	Chief Executive Officer of SolidWorks

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

64 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Étienne Droit has been our Executive Vice President PLM Sales and Distribution since 2005. Mr. Droit served as our Executive Vice President PLM Sales and Services from 2003 to 2004. He also served as our Executive Vice President Sales and Marketing for the Digital Enterprise from 2000 to 2002, as Executive Vice President Sales and Marketing from 1995 to 1999, as Director of Applications Development Division from 1991 to 1995, as Manager of the Strategy Department from 1987 to 1991 and as a member of our CATIA Development Team from 1986 to 1987.

Bruno Latchague has been our Executive Vice President Development and Support Industry Solutions since 2006. Mr. Latchague served as our Executive Vice President PLM R&D Solutions and Support in 2005, Executive Vice President PLM R&D Solutions, Quality Assurance and Support in 2004, as Executive Vice President Development and Support from 2000 to 2003, as Executive Vice President Research and Development, Architecture and Modeling Technology from 1995 to 1999. He also served as our Director of CATIA Products Infrastructure from 1990 to 1995, as our Senior Manager CATIA Software Infrastructure from 1988 to 1990 and as our Manager CATIA Software Infrastructure from 1987 to 1988. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

Philippe Forestier has been our Executive Vice President Alliances, Marketing and Communications since 2003. Mr. Forestier served as our Executive Vice President Sales and Marketing for Small and Medium Businesses (SMB) from 2000 to 2002. Living in the United States from 1995 to 2001, Mr. Forestier served as Executive Vice President Americas Market Development from 1995 to 1999. He also served as General Manager of Dassault Systèmes of America from 1996 to 1998, our Director of Worldwide CATIA/CADAM Marketing and Services from 1993 to 1995 and as our Director of Industrialization and Customer Support from 1988 to 1993. From 1984 to 1988, Mr. Forestier was in charge of implementing marketing and technical support for our products and, from 1981 to 1984, was responsible for development of the CATIA geometric modeller.

Muriel Pénicaud has been our Executive Vice President Organization and Human Resources since the end of 2002. Prior to joining us, Mrs. Pénicaud served as Director for Organization Development and Human Resources Policies at Groupe Danone. Previously she held several management positions at the French Department of Labor, such as Regional Director and advisor to the Labor Secretary.

Joel Lemke has been the Chief Executive Officer of ENOVIA since 1998 and the Chairman of Dassault Systèmes Americas Corp. since 2006. Mr. Lemke served as Chief Executive Officer of Enovia Corp. from 1998 to 2005 and General Manager PLM Americas from 2003 to 2006. Prior to 1998, Mr. Lemke served at IBM for nineteen years, notably as a General Director of the Industrial Solutions Division of IBM. During the nineteen years of his work for IBM, Mr. Lemke was responsible for strategy, product development, service, marketing and sales of materials and software.

John McEleney has been the Chief Executive Officer of SolidWorks since 2001. Mr. McEleney has been with SolidWorks since 1996 and has served in several roles, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several senior management positions at Computervision.

To our knowledge there is no family relationship between our directors and executive officers (“mandataires sociaux”) (consisting of members of the board of directors and deputy executive officers). There are no potential conflicts of interests with regards to the directors and officers responsibilities to us and their private interests and/or other responsibilities.

Furthermore, in the past five years and to our knowledge, none of the directors and officers has been (i) convicted of fraud, (ii) declared bankrupt, had their property impounded or liquidated, or (iii) subject to an official accusation and/or penalty delivered by legal or regulatory authorities.

In addition, to our knowledge, in the past five years, none of the directors and officers has been prohibited by a tribunal from becoming a member of an administrative, management or supervisory body of a company, or from being involved in the management or direction of the affairs of such a company.

As of the date of the present document, none of the directors and officers is party to a service contract with us or one of our subsidiaries conferring any benefit.

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

DASSAULT SYSTÈMES Form 20-F 2005 65

Back to Contents

The French Commercial Code and our by-laws require any director, the Chief Executive Officer and any shareholder who holds more than 10% of the voting rights of our shares, or, if a corporate shareholder, the company controlling it, that is considering entering into an agreement with the Company, either directly or indirectly, personally or through an intermediary, to inform the Company’s Board of Directors as well as its auditors before the transaction is consummated. This obligation applies also to transactions between the Company and any other entity where a Director of the Company is owner, manager, director or member of the supervisory board, it being specified that such other entity may be a subsidiary of the Company. French law also requires such an agreement to be authorized by the Board of Directors, and the director or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary shareholders’ meeting for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the company or that of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements entered into in the ordinary course of business and with usual terms and conditions are not subject to the prior authorization of the Board of Directors. Nevertheless, as long as they are material to the company, such agreements must be disclosed by the interested party to the Chairman of the Board of Directors, who has the responsibility of communicating the list and the purpose of such agreements to the Board of Directors and to the statutory auditors.

The following transactions, which were authorized by the Board of Directors pursuant to French law were still in effect in 2005: (i) the insurance policy relating to the directors’ and officers’ liability entered into with AIG Europe on June 28, 1996; (ii) the non-exclusive and free license of the trademark ENOVIA granted to Enovia on March 11, 1998; (iii) agreements with Bernard Charlès relating to indemnities to be paid in case of dismissal as described below under “Item 6.B - Compensation”; and (iv) the agreement entered into on September 23, 2003, for the benefit of our Directors to support the fees for their defence in case they would have to prepare a personal defence before a civil, criminal or administrative court in the United States in the context of an investigation against Dassault Systèmes.

B. Compensation

In consideration for their services on the board, directors are entitled to receive director’s fees (jetons de présence). The total annual amount of director’s fees is fixed by the general meeting of shareholders, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. In 2005, we paid €166,000 in attendance fees to directors, of which €140,000 consisted of Board attendance fees and €26,000 of additional compensation to members of the Committees of the Board.

The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the director’s fees as provided for in our by-laws, this additional remuneration being determined by the Board of Directors, upon recommendation of our Compensation and Nomination Committee.

Our compensation program is designed to attract, motivate and retain highly qualified individuals needed to achieve our business and financial objectives. It does so by balancing short-term and long-term financial objectives, building stockholder value and rewarding individual and corporate performance. Consistent with this aim, the annual compensation of each executive officer includes two portions - a fixed portion and a variable portion - except for the Chairman who receives only a fixed portion. The amount of the variable portion is contingent upon the executive officer’s annual performance against annual personal performance objectives defined to be consistent with our strategic orientations and with specific individual management targets. The variable portion may represent a significant part of the total compensation if the annual targets are achieved or overachieved. In addition, the executive officers are given long-term incentives through grants of stock options, intended particularly to encourage them to act in the best interests of our shareholders. Beyond their fixed and variable compensation, the French executive officers, except for the Chairman of the Board, are eligible for corporate profit-sharing in the same manner as other employees of the Company.

For the Chief Executive Officer, the target variable amount is set at 100% of the fixed portion, depending on the achievement of performance objectives according to the strategy presented by the Chief Executive Officer and adopted by the Board of Directors. The Board evaluates during the following year the extent of realization of the strategy.

66 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The table below shows the total amount of gross compensation (including the variable portion) and other benefits granted in euro to each director by us and our subsidiaries during the 2005 fiscal year:

(in euros)	Salary and Fees

Directors	Fixed	Variable	Total	Other benefits	Directors’ fees (4)	Total for 2005	Total for 2004

Charles Edelstenne (1)	680,000	—	680,000	—	28,000	708,000 (5)	674,000 (5)
Bernard Charlès	631,250	631,250 (3)	1,262,500	7,661	14,000	1,284,161 (5)	1,063,757 (5)
Thibault de Tersant	238,000	100,000 (3)	338,000	3,054	14,000	355,054 (5)	327,871 (5)
Paul Brown	—	—	—	—	19,500	19,500	17,500
Jean-Pierre Chahid-Nouraï	—	—	—	—	17,000	17,000	—
Laurent Dassault (2)	—	—	—	—	14,000	14,000	12,000
Bernard Dufau	—	—	—	—	23,000	23,000	17,500
André Kudelski	—	—	—	—	21,500	21,500	18,000
Arnoud De Meyer	—	—	—	—	15,000	15,000	—
______________
(1)	In 2005, Groupe Industriel Marcel Dassault paid €16,000 to Charles Edelstenne in director’s fees.
(2)	In 2005, Groupe Industriel Marcel Dassault paid €500,000 to Laurent Dassault as gross annual salary and €17,350 in director’s fees.
(3)	Bernard Charlès and Thibault de Tersant each also received €32,052 under our French profit-sharing plan.
(4)

€14,000 for each director (€28,000 for the Chairman of the Board) and for members of the Committees of the Board: €1,000 per meeting attended in person and, for members of the Audit Committee, €500 per meeting by telephone or video conference.

(5)	See also “- Options to subscribe SolidWorks shares” below.

The aggregate amount of compensation paid by us and our subsidiaries to our executive officers as a group (10 persons, including the three Directors in the table above who are also executive officers) for services in all capacities in 2005 was €4,969,683 (including under our profit-sharing plans and excluding capital gains on the resale of SolidWorks shares. See “- Options to subscribe SolidWorks’ shares” below.) As of December 31, 2005, our executive officers and directors as a group owned stock options to acquire 11,589,583 of Dassault Systèmes’ shares and 836,000 of SolidWorks’ shares. See “- Options to Subscribe Securities from Registrant or Subsidiaries” below.

Since 2003, our Chief Executive Officer, Bernard Charlès, would be entitled to an indemnity payment, in the event he is dismissed by us, equivalent to two times his gross annual compensation received for the 12 months preceding his dismissal, pursuant to his mandate as Chief Executive Officer and under his employment contract. The indemnity payment owed pursuant to Mr. Charlès mandate would not apply in the event of dismissal due to intentional misconduct aimed at harming the interests of Dassault Systèmes; the indemnity payment owed under the employment contract, which includes the contractual indemnity payment for severance stipulated by the applicable French Collective Agreement and calculated on the basis of the seniority acquired, would not apply in the event of dismissal for gross or wilful misconduct (faute grave ou lourde). This arrangement is reflected in two agreements between the Company and Bernard Charlès entered into on September 23, 2003, and duly authorized by the Board of Directors pursuant to the procedure described above. None of our other directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon dismissal. See Exhibit 4(c).1 to this Annual Report on Form 20-F.

STOCK GRANTS

Pursuant to an authorization granted by our shareholders at shareholders’ meeting held on June 8, 2005, the Board of Directors decided on the same day to grant 150,000 shares to our Chief Executive Officer. Such shares shall be vested at the end of an acquisition period of 3 years subject to the condition that the CEO shall be a director of Dassault Systèmes at the acquisition date. Following the termination of the 3-year acquisition period, the CEO must hold the granted shares until the end of a new 2-year lock-up period and may not sell or transfer them during that period.

DASSAULT SYSTÈMES Form 20-F 2005 67

Back to Contents

OPTIONS TO SUBSCRIBE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Options to subscribe Dassault Systèmes shares

Pursuant to four successive authorizations granted by our shareholders, the Board of Directors implemented eighteen stock option plans for the benefit of certain of our executive officers and employees. The exercise price of stock options granted pursuant to those plans was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options in accordance with the rule of minimum exercise price as prescribed by French law (80% of the average share price during the 20 trading days preceding the grant date). The exercise price has been in general equal to the highest of the following three values: (1) the average share price, without a discount, of the 20 trading days preceding the grant date of the stock options; (2) the closing share price the trading day before the grant date of the stock options; and (3) the opening share price on the grant date of the stock options.

Our general meeting of shareholders held on June 8, 2005 authorized the board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital, which authorization replaced the May 28, 2002 authorization

The following table provides certain information on our stock options plans as of March 31, 2006 (taking into account the stock split of October 14, 1997).

Stock option plan	1996	1997	1998-1	1998-2	1998-3	1998-4	1998-5

Meeting of Board	June 28, 1996	Dec. 15, 1997	Jan. 28, 1998	Nov. 09, 1998	Nov. 09, 1998	Sept. 15, 1999	Sept. 15, 1999
Shareholders’ Meeting	April 15, 1996	June 06, 1997	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998
Number of options granted	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000
to Directors	134,000	160,400	0	1,039,050	0	1,841,750	0
to the top 10 beneficiary employees	230,000	411,600	706,000	838,000	126,000	844,000	103,500
Maximum number of shares	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000
Number of beneficiaries	916	362	26	1,018	296	556	290
Exercise price in euro	9.00	25.92	26.37	29.58	29.58	37.00	37.00
Exercise first date	June 28, 1996	Dec. 15, 1999	Jan. 28, 1998	Nov. 09, 2000	Nov. 09, 1998	Sept. 15, 2001	Sept. 15, 1999
Exercise last date	June 27, 2006	Dec. 14, 2007	Jan. 27, 2008	Nov. 08, 2008	Nov. 08, 2008	Sept. 14, 2009	Sept. 14, 2009
Number of options exercised in 2005	49,765	146,851	0	405,399	51,875	34,510	48,553
Number of options cancelled in 2005	100	0	0	420	2,000	6,040	10,451
Number of options outstanding as of Dec. 31, 2005	116,851	544,738	8,750	1,901,577	125,268	3,183,070	137,806
Number of options exercised between Jan. 1, 2006, and March 31, 2006	43,076	38,071	800	60,830	7,390	9,500	7,395
Number of options cancelled between Jan. 1, 2006 and March 31, 2006	0	0	0	0	0	0	0
Number of outstanding options as of March 31, 2006	73,775	506,667	7,950	1,840,747	117,878	3,173,570	130,411
Number of options exercised as of March 31, 2006	948,105	479,967	714,250	571,153	194,984	60,910	136,450
Number of options exercisable as of March 31, 2006	73,775	506,667	7,950	1,840,747	117,878	3,173,570	130,411

68 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Stock option plan	1998-8	1998-9	1998-10	1998-11	1998-12	2002-01	2002-02

Meeting of Board	Mar. 29, 2001	Mar. 29, 2001	June 29, 2001	Oct. 05, 2001	Oct. 05, 2001	May 28, 2002	May 28, 2002
Shareholders’ Meeting	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	May 28, 2002	May 28, 2002
Number of options granted	2,909,600	553,300	138,000	1,387,400	328,650	1,363,563	355,300
to Directors	1,672,250	0	0	655,000	0	651,433	0
to the top 10 beneficiary employees	736,000	176,600	116,403	424,100	101,000	454,000	139,000
Maximum number of shares	2,909,600	553,300	138,000	1,387,400	328,650	1,363,563	355,300
Number of beneficiaries	531	513	44	400	434	378	401
Exercise price in euro	52.00	52.00	49.00	35.00	35.00	45.50	45.50
Exercise first date	Mar. 29, 2003	Mar. 29, 2001	June 29, 2001	Oct. 05, 2002	Oct. 05, 2002	May 28, 2003	May 28, 2003
Exercise last date	Mar. 28, 2011	Mar. 28, 2011	June 28, 2011	Oct. 04, 2011	Oct. 04, 2011	May 27, 2012	May 27, 2012
Number of options exercised in 2005	0	44,000	3,770	31,965	61,364	0	20,955
Number of options cancelled in 2005	22,370	37,790	7,903	6,769	25,323	8,990	31,695
Number of options outstanding as of Dec. 31, 2005	2,856,730	419,520	90,726	1,320,997	191,607	1,335,778	291,646
Number of options exercised between Jan. 1, 2006, and March 31, 2006	0	10,675	2,055	8,769	6,365	0	2,445
Number of options cancelled between Jan. 1, 2006 and March 31, 2006	1,400	0	0	0	0	826	0
Number of outstanding options as of March 31, 2006	2,855,330	408,845	88,671	1,312,228	185,242	1,334,952	289,201
Number of options exercised as of March 31, 2006	0	73,775	41,426	40,734	109,585	0	34,404
Number of options exercisable as of March 31, 2006	2,855,330	408,845	88,671	1,312,228	185,242	1,007,954	216,224

DASSAULT SYSTÈMES Form 20-F 2005 69

Back to Contents

Stock option plan	2002-03	2002-04	2002-05	2002-06	Total

Meeting of Board	Jan. 20, 2003	Jan. 20, 2003	Mar. 29, 2005	Mar. 29, 2005
Shareholders’ Meeting	May 28, 2002	May 28, 2002	May 28, 2002	May 28, 2002
Number of options granted	3,325,000	675,000	967,150	232,850	21,485,913
to Directors	1,500,000	0	80,000	0	7,733,883
to the top 10 beneficiary employees	1,060,000	219,000	405,000	104,000	7,194,203
Maximum number of shares	3,325,000	675,000	967,150	232,850	21,485,913
Number of beneficiaries	803	533	264	88
Exercise price in euro	23.00	23.00	39.50	39.50
Exercise first date	Jan. 20, 2004	Dec. 31, 2004	Mar. 30, 2007	Mar. 30, 2006
Exercise last date	Jan. 19, 2013	Jan. 19, 2013	Mar. 28, 2012	Mar. 28, 2012
Number of options exercised in 2005	24,200	328,760	0	0	1,251,967
Number of options cancelled in 2005	6,200	24,900	5,450	0	196,401
Number of options outstanding as of Dec. 31, 2005	3,263,100	321,340	961,700	232,850	17,304,054
Number of options exercised between Jan. 1, 2006, and March 31, 2006	11,600	12,110	0	0	221,081
Number of options cancelled between Jan. 1, 2006 and March 31, 2006	200	0	600	0	3,026
Number of outstanding options as of March 31, 2006	3,251,300	309,230	961,100	232,850	17,079,947
Number of options exercised as of March 31, 2006	59,170	340,870	0	0	3,805,783
Number of options exercisable as of March 31, 2006	3,251,300	309,230	0	116,425	15,602,447

As of December 31, 2005, our directors and executive officers (“mandataires sociaux”) holding options to subscribe shares of the Company were Charles Edelstenne, Bernard Charlès and Thibault de Tersant, who held options to acquire, respectively, 1,360,710 shares, 5,000,973 shares and 1,239,200 shares.

As of December 31, 2005, the executive officers (ten persons) had exercised, in the aggregate, 235,000 options of the option plan of June 28, 1996; 162,600 options of the option plan of December 15, 1997; 367,500 options of the option plan of November 9, 1998 (1998-2); 28,000 option of the option plan of November 9, 1998 (1998-3); and 20,000 options of the option plan of January 20, 2003 (2002-04); i.e., a total of 813,100 stock options of Dassault Systèmes.

The table below shows the stock options granted by us to each director during the 2005 fiscal year as well as the shares subscribed by each director pursuant to the exercise of Dassault Systèmes stock options during the 2005 fiscal year. In each case, the only Director concerned was Thibault de Tersant.

Number of Dassault Systèmes stock options granted	Exercise price	Number of Dassault Systèmes shares subscribed	Price of the shares subscribed	Expiration date	Stock option plan (number)

80,000	€39.50	—	—	March 28, 2012	2002-05
—	—	12,000	€25.92	December 14, 2007	1997

The following table shows, on a global basis, (i) the total number and weighted average price of our stock options granted by us to the ten employees of Dassault Systèmes and its subsidiaries who have received the most significant number of Company stock options during the 2005 fiscal year and who are not members of the Board and (ii) the total number and weighted average price of our shares subscribed by the ten employees of Dassault Systèmes and its subsidiaries who have exercised the most significant number of Dassault Systèmes stock options during the 2005 fiscal year and who are not members of the Board:

70 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

	Total number of Dassault Systèmes stock options	Weighted average price of the stock options granted	Weighted average price of the shares subscribed	Stock option plan (number)

Stock options granted	410,000	€39.50	—	2002-05; 2002-06
Stock options exercised	529,400	—	€28,80	1997; 1998-2; 1998-3; 1998-4; 1998-5; 1998-9; 1998-11; 1998-12; 2002-02; 2002-04

Other than the stock options and stock grants granted as described above, we have no other outstanding securities convertible or exchangeable into, or representing the right to acquire, our shares.

At March 31, 2006, the total number of stock options granted to our executive officers was 12,402,683, of which 385,000 were granted during 2005.

At March 31, 2006, the outstanding stock options, whether vested or not, if all were exercised, would give rise to the right to a number of shares representing 14.83% of our share capital. At March 31, 2006, on the basis of the closing price of our shares on this date, €47.19, the exercise of outstanding vested stock options with an exercise price lower than this closing price would give rise to the right to a number of shares representing 10.64% of our share capital.

On July 25, 1997, as part of the SolidWorks acquisition, we issued 2,378,564 shares of the Company to SW Securities L.L.C., our wholly-owned subsidiary that holds such shares solely for the purpose of distribution to the holders of stock options and warrants previously issued by SolidWorks. Pursuant to the SolidWorks acquisition, the rights to shares of capital stock of SolidWorks under the stock options and the warrants were converted into rights to receive our shares. The shares held by SW Securities L.L.C. do not have voting rights, nor are they eligible for dividends until they are distributed. See Note 11 to our consolidated financial statements.

In 2005, 33,051 shares were issued to the SolidWorks holders of stock options and no stock options were cancelled. As of December 31, 2005, SW Securities L.L.C. held 279,391 of our shares. The number of stock options in circulation and attributed to the employees of SolidWorks amounted to 24,187 options at December 31, 2005, with an average exercise price of approximately €7.57. On March 31, 2006, SW Securities L.L.C. held 276,474 of our shares.

Options to subscribe SolidWorks shares

Pursuant to a 1998 stock option plan, 6,787,365 stock options giving the right to subscribe to shares of SolidWorks were granted to employees of SolidWorks and its affiliates, including 2,800,000 stock options granted to certain of our executive officers. Under the terms of the 2002 SolidWorks Corporation Buy-Back Plan, stock option holders have the right to sell shares resulting from the exercise of such options to SolidWorks within prescribed periods at a price determined periodically by an independent expert. Only shares that have been held for at least six months and one day can be sold to SolidWorks. In 2005, certain of our executive officers exercised a total of 900,000 options at an exercise price of between $6.00 and $9.50 per option. In 2005, 906,000 SolidWorks shares resulting from the exercise of stock options in 2005 and 2004 were repurchased by SolidWorks at a price of $28.30 per share, the applicable 2005 independent valuation. As of the date of this Annual Report on Form 20-F, none of the 120,000 remaining shares from the exercise in 2005 of stock options had been repurchased.

In 2005 as a group, our executive officers realized a gain of $19,878,005 as a result of the exercise of their SolidWorks stock options and subsequent resale of shares to SolidWorks. As of December 31, 2005, our executive officers had a total of 836,000 unexercised SolidWorks stock options, giving rise to 836,000 SolidWorks shares. The table below sets forth information as of December 31, 2005 with respect to each of our directors who received SolidWorks stock options:

	Number of options granted (1)	Number of shares subscribed in 2005	Exercise price	Number of SolidWorks shares repurchased under the Buy-back plan	Repurchase price

Charles Edelstenne (2)	900,000	300,000	$6.00	300,000	$28.30
Bernard Charlès (2)	900,000	300,000	$6.00	300,000	$28.30
Thibault de Tersant (2)	480,000	160,000	$6.00	160,000	$28.30

(1)	For all directors listed above, the date of grant was December 14, 1998. Of the total number of options granted, the directors retain 300,000, 300,000 and 160,000 options, respectively.
(2)

As a result of the exercise of a portion of their SolidWorks stock options and subsequent resale of shares to SolidWorks in 2005, Charles Edelstenne realized a gain of $6,690,000, Bernard Charlès realized a gain of $6,690,000 and Thibault de Tersant realized a gain of $3,568,000.

DASSAULT SYSTÈMES Form 20-F 2005 71

Back to Contents

There is no specific retirement plan or insurance plan (régime complémentaire) put in place for the directors mentioned above. The companies controlled by Dassault Systèmes have not paid any compensation nor granted any advantages in-kind to the directors mentioned above.

C. Board Practices

See “Item 6A: Directors and Senior Management”.

D. Employees

At December 31, 2005, we had 5,693 employees, including independent contractors, representing an increase of 27.8% over 2004.

The following tables show our employees both by function and geographically for each of the past three years:

	December 31,

	2005	2004	2003

Research and Development and Product Production	2,678	2,171	2,025
Marketing, Sales and Services	2,614	1,954	1,763
Administrative and Other Functions	401	331	300

Total	5,693	4,456	4,088

	December 31,

	2005	2004	2003

France	2,141	2,057	1,963
Outside France	3,552	2,399	2,125

Total	5,693	4,456	4,088

In 2005, of the 3,552 employees outside France, 684 employees were in Europe outside France, 2,063 employees were in the Americas and 805 employees were in the Asia-Pacific region.

Our employees in France have been free to be members of any trade union. They have been represented by the five national unions Confédération Française Démocratique du Travail (CFDT), Confédération Française de l’Encadrement-CGC (CFE-CGC), Confédération Française des Travailleurs Chrétiens (CFTC), Confédération Générale du Travail (CGT), and Force Ouvrière (FO). The collective bargaining agreements we have entered into with the unions are renegotiated and renewed or amended at the end of their respective terms, either annually or on a multi-year basis. We believe that relations with our employees and labour unions are satisfactory. Within the past several years, we have not experienced any strike.

Under French law, our management is required to hold monthly meetings with a delegation of elected employee representatives, called the comité d’entreprise, to discuss employment matters and our economic condition and to provide appropriate information and documents relating to these matters. As required under French law, two employee representatives are entitled to be present at meetings of our Board of Directors but do not have any voting rights.

E. Share Ownership

See “Item 7A: Major Shareholders” and “Item 6B: Compensation”.

72 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares by each person who is known by us to own beneficially more than 5% of our outstanding shares; and all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own, and the address of each beneficial owner listed below is c/o Dassault Systèmes, 9, quai Marcel-Dassault, B.P. 310, 92156 Suresnes Cedex, France.

The percent of beneficial ownership for each shareholder is based on 115,140,688 shares as of March 31, 2006.

Name	Shares beneficially owned	Capital %	Voting %

Groupe Industriel Marcel Dassault (GIMD)	49,795,159	43.25%	43.72%
Charles Edelstenne(1)	7,658,022	6.65	11.85
SW Securities L.L.C.(2)	276,474	0.24	n.a.
Directors and executive officers(3)	6,359	0.01	0.01
Public	57,404,674	49.86	44.42

Total	115,140,688	100.00%	100.00%

______________
(1)	Including shares held in trust for the benefit of his family.
(2)

SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.

(3)	As a group, excluding Charles Edelstenne.

To our knowledge, as of March 31, 2006, (i) the proportion of our outstanding shares, including in the form of ADSs, held in the United States was approximately 1.53% and (ii) the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 89 (including The Depository Trust Company). The number of ADSs outstanding as of March 31, 2006 is 1,772,521.

As of March 31, 2006, our share capital was divided into 115,140,688 outstanding shares and represented 129,321,583 voting rights. As of December 31, 2005, a number of 52,612,458 outstanding shares were held in the registered form.

To our knowledge, there is no agreement between the Dassault Systèmes’ shareholders. Dassault Systèmes is not a party to a shareholders’ agreement or another agreement which provisions may have a material impact on the price of Dassault Systèmes shares. In addition, Dassault Systèmes is not party to any agreement or arrangement which could trigger a change of control of the Company or has no knowledge of such an agreement or arrangement to which it would not be a party.

DASSAULT SYSTÈMES Form 20-F 2005 73

Back to Contents

CHANGES IN PRINCIPAL SHAREHOLDERS OVER THE PAST THREE FISCAL YEARS

The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years.

	December 31, 2005			December 31, 2004			December 31, 2003

	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %

GIMD	49,795,159	43.29	42.57	50,769,066	44.62	43.68	51,184,857	45.1	42.4
Charles Edelstenne (1)	7,658,007	6.65	12.10	7,658,007	6.73	12.17	7,658,007	6.8	12.7
SW Securities LLC (2)	279,391	0.24	—	312,442	0.27	—	359,438	0.3	—
Directors and Officers (3)	6,359	0.01	0.01	7,857	0.01	0.01	5,647	0.0	0.0
Fidelity Investments (4)	—	—	—	6,854,246	6.02	5.46	—	—	—
Public	57,299,462	49.81	45.32	48,184,793	42.35	38.69	54,195,716	47.8	44.9

Total	115,038,378	100.00%	100.00%	113,786,411	100.00%	100.00%	113,403,665	100.0%	100.0%

______________
(1)	Including 1,542 shares held in trust for the benefit of his family.
(2)	SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds shares solely for distribution to holders of stock options and warrants issued by SolidWorks.
(3)	Excluding Charles Edelstenne.
(4)	Shares held by the following entities: FMR Corp., Fidelity International Limited and the Johnson family (deemed as controlling Fidelity International Ltd).

In January 2006, we commissioned a survey on our shares in bearer form from an external specialized services provider. The survey indicated that approximately 268 institutional investors, each holding more than 2,000 shares, held in the aggregate approximately 47% of our share capital as of December 31, 2005.

Differences between the percentages of shares held and voting rights in the table above are explained by the fact that since 2002, there is a double voting right attached to the DS shares held for more than two years in the registered form and that the shares held by SW Securities LLC do not give right to voting rights.

Given the percentage of capital and of voting rights held by GIMD as of December 31, 2005, GIMD is considered as a controlling shareholder. GIMD is wholly-owned by the members of the Dassault family. GIMD owns more than one third but less than half of the shares and voting rights in the Company. As a result of French company law, GIMD may therefore not increase their participation by more than 2% of the total number of shares or voting rights of the Company in less than twelve consecutive months, unless they launch a tender offer on all the equity securities issued by the Company. In addition, under French law, GIMD is required to inform the French stock exchange authority of any variation in the number of shares or voting rights it holds, and such information is then made public by the exchange authority.

Only one of the nine members of the Board of Directors of the Company represents the interests of the controlling shareholder. The quorum for holding board meetings is at least half of the total number of members, and Board decisions are usually adopted only by at least a majority of the voting directors. The Director representing the interests of GIMD is not a member of the Nomination and Compensation, Audit or Scientific Committees.

To our knowledge, there are no shareholders other than indicated in the table above holding more than 2.5% of our share capital or voting rights, alone or in agreement with other shareholders. In August 2005, Fidelity Investments, which held 6.09%of our share capital and 5.53% of the total voting rights as of March 31, 2005 (through FMR Corp., Fidelity International Limited and the Johnson family), informed us that its share capital and voting rights have fallen below the 5% level.

B. Related Party Transactions

We license our products to Dassault Aviation and certain of its subsidiaries, which is under common control with us by GIMD and whose President is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded software revenue from Dassault Aviation of €7,732,000 for the year ended December 31, 2005.

We also provide services and support to Dassault Aviation and certain of its subsidiaries. This activity generated revenues of €7,538,000 in the year ended December 31, 2005. See Note 16 to our consolidated financial statements.

74 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (3D PLM), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India. This joint venture was created in January 2002 and works exclusively for us, and we retain the resulting intellectual property. We account for 3D PLM as an equity investment and show our share of its results under “Equity in net income of unconsolidated affiliates-joint ventures.” 3D PLM’s total revenue amounted to €10.3 million in 2005.

We entered into a software component provider agreement in September 2004 with Galaxia Inc., a Canadian software company. In addition, we granted a loan of 500,000 Canadian dollars to Galaxia in November 2004, at which time it was not considered a related party. In 2005, as a result of the evolution of our relationship, we considered Galaxia to be a related party. In March and August 2005, we granted new loans of 600,000 Canadian dollars and 500,000 Canadian dollars to Galaxia, which loans were approved by our Audit Committee. In September 2005, we purchased technological assets from Galaxia for an amount of 3 million Canadian dollars, which were partially paid by setting off the loans previously granted to the company. Such transaction was approved by our Audit Committee.

Transactions requiring authorization by the Board of Directors under French law may qualify as related party transactions. These transactions are described above under “Item 6.A - Financial and Contractual Relations between Our Company and its Directors and Officers”.

Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related party transactions pursuant to Nasdaq corporate governance requirements.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

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

The Board of Directors recommends to the shareholders at the next general meeting which shall be held on June 14, 2006, to vote for the distribution of a dividend equal to € 48,316,119 with respect to the 2005 financial year.

Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. See “Item 10E: Taxation - French Taxation - Taxation of Dividends.” Prospective purchasers of ADSs or shares should consult their own advisers with respect to the tax consequences of an investment in ADSs or shares.

DASSAULT SYSTÈMES Form 20-F 2005 75

Back to Contents

The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and, for financial years ending on or prior to December 31, 2003, the amount of dividends paid per share including the French avoir fiscal (before deduction of applicable French withholding tax). See “Item 10E: Taxation”. Dividends declared in respect of a given year are paid in the following year.

Year to which dividend relates (1)	Shares outstanding at year end	Dividend per share Excluding avoir fiscal (2)		Dividend per Share Including avoir fiscal (2)

				(3)		(4)
2000	113,339,585	€0.31	$0.27	€0.465	or	€0.3875	$0.40 or $0.33
2001	113,943,754	€0.33	$0.31	€0.495	or	€0.38	$0.48 or $0.36
2002	114,179,431	€0.33	$0.39	€0.495	or	€0.363	$0.57 or $0.42
2003	113,044,227	€0.34	$0.43	€0.51	or	€0.394	$0.64 or $0.50
2004 (5)	113,786,411	€0.38	$0.46	—		—	—
2005 (5)	115,038,378	€0.42	(6)	—		—	—

______________
(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)

U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid: June 25, 2001 - €1.16 per $1.00; June 18, 2002 - €1.05 per $1.00; June 18, 2003 - €0.8540 per $1.00; June 22, 2004 - €0.8257 per $1.00; and June 28, 2005 - €0.8280 per $1.00.

(3)	Dividends per share paid to individual shareholders and shareholding entities benefiting from a tax credit at 50% for 2000, 2001, 2002 and 2003.
(4)	Dividends per share paid to shareholding entities benefiting from a tax credit of 25% for 2000, 15% for 2001 and 10% for 2002 and 2003.
(5)	The avoir fiscal is no longer available to shareholders on dividends paid to them from 2005 on.
(6)	To be determined according to the Noon Buying Rate on the date the dividend is paid.

B. Significant Changes

Except as set forth in “Item 5.D - Trend Information”, there has been no significant change to our financial condition since the date of the annual financial statements included in this report.

Item 9: The Offer and Listing

A. Listing Details

Our shares have been listed in France on the Paris Stock Exchange (Euronext Paris) since June 28, 1996. In February 2005, Euronext Paris renamed its markets Eurolist, and we are now listed on Eurolist - Compartment A (“Eurolist”). In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the Nasdaq Stock Market’s National Market (the Nasdaq National Market) under the symbol “DASTY.” Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASSY” on the Nasdaq and “DSYNV” on Eurolist). American Depositary Receipts evidencing the ADSs are issuable by JP Morgan Chase Bank, as Depositary.

76 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The following table sets forth the high and low prices of our shares on Eurolist and our ADSs on the Nasdaq National Market since 2001.

Annual High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist €		Nasdaq U.S.$

	High	Low	High	Low

2001	77.45	29.50	72.88	26.90
2002	59.40	15.19	52.00	15.05
2003	39.39	19.10	46.25	21.25
2004	38.81	30.05	49.41	36.87
2005	48.75	32.40	57.52	42.15

______________

Source: Euronext and Bloomberg.

Quarterly High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist €		Nasdaq U.S.$

	High	Low	High	Low

2004
1st quarter	39.00	29.42	49.50	36.62
2nd quarter	38.95	32.41	47.50	39.01
3rd quarter	38.68	33.19	47.03	40.52
4th quarter	41.82	36.66	52.52	47.72
2005
1st quarter	38.61	34.62	50.92	44.10
2nd quarter	40.20	32.40	49.91	42.15
3rd quarter	43.20	37.92	52.10	46.20
4th quarter	48.75	41.20	57.52	49.92
2006
1st quarter	49.91	45.06	60.70	53.91

______________

Source: Euronext and Bloomberg.

Monthly High and Low Prices of shares on Eurolist and ADSs on the Nasdaq National Market

	Eurolist €		Nasdaq U.S.$

	High	Low	High	Low

December 2005	48.75	46.05	57.52	54.96
January 2006	49.91	47.11	60.70	57.33
February 2006	49.90	45.06	60.29	53.91
March 2006	48.00	45.28	57.67	54.58
April 2006	47.88	42.50	58.12	52.87
May 2006	45.32	39.52	57.61	50.84
June 2006 (through June 26)	42.23	38.10	54.43	48.25

______________

Sources: Euronext and Bloomberg.

DASSAULT SYSTÈMES Form 20-F 2005 77

Back to Contents

EURONEXT PARIS

As from February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market, Eurolist by Euronext™, which is operated by Euronext Paris. In accordance with Euronext Paris rules, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•	Compartment A comprises the companies with market capitalizations above €1 billion;
•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion;
•	Compartment C comprises the companies with capitalizations below €150 million.

Our common shares are listed on compartment A under the ISIN code FR 00001 30650.

Securities listed by Euronext Paris are placed in one of the two categories, Continu (continuous trading) or Fixing (call auctions), depending on their trading volume. Our common shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades.

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

Euronext Paris may suspend trading in a security listed on Eurolist if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as the Company’s shares, varies by more than 10% from the previous day’s closing price (reference price) and once trading has begun, Euronext Paris may suspend trading in that security for up to 4 minutes. Once trading has recommenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. During the continuous trading session, Euronext Paris also may suspend trading for a 4-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last traded price. Euronext Paris also may suspend trading of a security listed on the Eurolist - Compartment A market in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des marchés financiers (“AMF”), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

Trades of securities listed on Eurolist are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades aggregating at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

Ownership of equity securities traded on a deferred settlement basis is considered to have been transferred only after such securities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month the dividend is paid is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through “clearing 21,” a common Euronext platform, and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

78 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9A: Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10: Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts (by-laws). An unofficial English translation of our by-laws as of the date of filing of this 20-F is included as an exhibit to this report. You may obtain copies of our by-laws in French from the Registry of Commerce and Companies of Nanterre, France where we are registered under number 322 306 440. Please refer to the complete by-laws or the unofficial English translation thereof for additional details.

DASSAULT SYSTÈMES Form 20-F 2005 79

Back to Contents

BOARD OF DIRECTORS

For a complete description of the powers of the directors under French law and our by-laws, see “Item 6: Directors, Senior Management and Employees.”

SHARE CAPITAL

As of March 31, 2006, our share capital was €115,140,688 divided into 115,140,688 shares with a nominal value of €1.0 per share, including 276,474 treasury shares which under French law have no voting rights. All the shares are fully paid.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

Notice of shareholders’ meetings

Shareholders’ meetings are convened by the Board of Directors. If the Board of Directors fails to convene a shareholders’ meeting the statutory auditors may call the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent: (i) one or several shareholders holding at least 5% of our share capital; (ii) any interested party in case of emergency; (iii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company; or (iv) the workers’ committee in an emergency.

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

Attendance and voting at shareholders’ meetings

In general, each share confers on the shareholder the right to one vote. Nevertheless, based on a resolution voted by the shareholders at the extraordinary shareholders’ meeting dated May 28, 2002, our by-laws provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In the case of a capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

Any share converted into a bearer share or changing hands shall lose the right to the double voting right unless in case of transfer on succession, or in case of partition of property jointly owned by spouses, or in case of a gift inter vivos to a spouse or a relative entitled to succeed to the donor’s estate. The double voting right may be cancelled by a resolution of the shareholders at an extraordinary shareholders’ meeting approved by the special meeting of shareholders having a double voting right.

80 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

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

The company does not follow the Nasdaq Rule 4350(f). In compliance with the provisions of the law No. 2005-842 of July 26, 2005 regarding the new applicable quorum, for ordinary meetings of shareholders, a quorum consists of at least one fifth of the voting rights upon the first notice of call. There is no quorum in case of a second notice of call. For extraordinary meetings of shareholders, a quorum consists of at least one fourth of the voting rights upon the first notice of call and one fifth of the voting rights in case of a second notice of call.

Proxies and votes by mail

A shareholder not domiciled in France, as defined in the French Civil Code, may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. Such a shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. Alternatively, the shareholder may send us a blank proxy (dated and signed) without nominating a representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or agreed to by the Board of Directors and against all others.

Financial statements and other communications with shareholders

In connection with any shareholders’ meeting, we must provide a set of documents, including our Annual Report, a summary of the results of the five previous fiscal years and a special report regarding our internal control objectives, the organization of internal control participants and internal control procedures in place to any shareholder who so requests. French company law also requires that (i) a special report regarding stock options authorized and/or granted by us; (ii) a special report regarding the purchase of our own shares; (iii) a special report concerning the acquisitions, transfers, subscriptions and exchange of securities by the managers; and (iv) a special report concerning the free allotment of shares, must be provided to the ordinary shareholders’ meeting.

DIVIDENDS

Legal reserve

At December 31, 2005, our legal reserve was €11.5 million.

Distribution of dividends

French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the dividend payment date of a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP (“DASSY” on the Nasdaq and “DSYNV” on Eurolist). Following the dividend payment date, these shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as shares issued before January 1.

In addition, our by-laws provide that our shareholders, in an ordinary general meeting, may authorize the grant to each shareholder of an option to receive all or part of any dividends declared either in cash or in our shares.

CHANGES IN SHARE CAPITAL

Increases in share capital

As provided by French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting of shareholders following a recommendation of the Board of Directors. Increases in our share capital may be effected by (i) issuing common shares or preferred shares; or (ii) increasing the nominal value of existing shares.

Increases in share capital by issuing additional common or preferred shares may be effected by issuing such securities (i) for cash; (ii) for assets contributed in kind; (iii) by conversion, exchange or redemption of debt securities previously issued; (iv) by exercise of any other securities giving rights to such securities, such as warrants or stock options; (v) by capitalization of profits, reserves or share premiums; (vi) subject to various conditions, in satisfaction of debt incurred by our Company; (vii) by conversion of common shares into preferred shares or conversion of preferred shares into common shares or into another class of preferred shares; or (viii) any combination of the above.

DASSAULT SYSTÈMES Form 20-F 2005 81

Back to Contents

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of shareholders at an extraordinary general meeting acting under applicable quorum and majority requirements.

The shareholders at an extraordinary general meeting of shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution, subject to certain exceptions) to the Board of Directors. The Board of Directors may further sub-delegate this right to our Chief Executive Officer. Each time the shareholders decide to carry out a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except for a contribution in kind or when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to carry out a capital increase reserved to employees of our Company and its subsidiaries or on whether or not to delegate to the Board of Directors the right to implement such reserved capital increase.

On June 8, 2005, our general meeting of shareholders granted new authorizations to the Board, for a period of 26 months, to increase the share capital in accordance with the new French company law provisions. Pursuant to this delegation by our shareholders, the Board of Directors is now authorized to (i) increase the share capital, with or without preemptive subscription rights of our shareholders, by an issuance of shares and/or any other securities granting access to a portion of our share capital, provided, however, that the nominal amount of increases in the share capital to be made pursuant to this delegation may not exceed €15 million and the nominal amount of debt securities to be issued pursuant to this delegation shall not exceed a maximum of €750 million; (ii) increase the share capital by the capitalization of profits, reserves or share premiums; (iii) increase the initial amount of any capital increases by 15% in the event of over-subscription, within the same nominal aggregate limit of €15 million; and (iv) increase the share capital to issue new shares in the event of a contribution in kind of securities by a third party, up to a limit of 10% of our total share capital; (v) purchase shares of Dassault Systèmes S.A. and to cancel such shares in the context of the buy-back program; (vi) increase the capital of a nominal amount not exceeding €10 million through the issue of new shares or other securities giving access to the capital of the Company reserved to the employees of Dassault Systèmes and/or to its affiliates who are members to a plan d’épargne d’entreprise; (vii) grant stock options; and (viii) grant shares. These authorizations replace the authorizations of June 2, 2004, pursuant to which no increases of our share capital were effected by our Board of Directors.

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

Preemptive Subscription Rights

According to French law, if we issue securities for cash giving a right either immediately or at a later date to subscribe to new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. Thus the holder of such rights is entitled to subscribe to any issuance of securities that may increase the share capital of our Company. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist or any relevant Stock Exchange. Shareholders may notify us on an individual basis if they wish to waive their own preemptive subscription rights with respect to any particular issuance.

The shareholders may vote to decide or to authorize the Board to decide an issuance of new securities at a majority of two-thirds of the voting rights held by present or represented shareholders. Generally, in the event of an authorization to increase the share capital granted to the Board by the general meeting of the shareholders, the decision to issue new securities must be taken by the Board within 26 months, the period prescribed by law.

The shareholders may waive the preemptive subscription rights of existing shareholders with respect to any particular offering to the public. The general meeting of shareholders may also decide to waive the preemptive subscription rights of the shareholders to reserve the issuance of new securities to a specific beneficiary or a category of beneficiaries; in such case, the securities must be issued within eighteen months from the general meeting. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive such rights.

82 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to such new securities during a limited period of time of at least three trading days.

FORM, HOLDING AND TRANSFER OF SHARES

Form and holding of shares

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

For dealings on Eurolist, an impôt sur les opérations de Bourse, or a tax assessed on the price at which the securities were traded, is payable at the rate of 0.3 percent on transactions up to €153,000 and at a rate of 0.15 percent thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See “- Taxation - French Taxation - Taxation on Sale or Disposal of Shares” below.

REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

French company law provides that any individual or entity, including a holder of ADSs, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-third, eighteen-twentieths, or nineteen-twentieths of the outstanding share capital or the voting rights of a listed company in France, or whose holdings fall below any such level, must notify us within five trading days of the date it crosses the threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto. This information will be made public pursuant to the conditions set forth in the General Regulation of the AMF.

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

DASSAULT SYSTÈMES Form 20-F 2005 83

Back to Contents

PURCHASE OF OUR OWN SHARES

Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares in accordance with French and EU law. Our general meeting of shareholders held on June 8, 2005, authorized the Board to implement a share repurchase program (which permits us to repurchase our shares for the purposes detailed above) limited to 10 percent of our share capital. This authorization expires at our next general shareholders’ meeting, to be held on June 14, 2006. We may not buy shares at a price exceeding €50 per share (transaction fees excluded) or above a maximum aggregate amount of €400 million. At the meeting on June 8, 2005, our shareholders also authorized our Board of Directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period. These authorizations replaced the authorizations that were granted by our shareholders at the general meeting of shareholders on June 2, 2004. No shares have been repurchased under the authorizations of June 8, 2005.

Our Board of Directors has proposed a resolution to our next general shareholders’ meeting, to be held on June 14, 2006, that would authorize the Board to implement a new share repurchase program in order to replace the program authorized on June 8, 2005. The new repurchase program is also limited to 10 percent of our share capital. We may also repurchase shares according to this authorization in the context of a tender offer, within the same limit of 10 percent of our share capital. This authorization would expire on the general meeting of shareholders approving the financial statements for the financial year ending December 31, 2006. Under this repurchase program, we may not buy shares at a price exceeding €60 per share (transaction fees excluded) or above a maximum aggregate amount of €400 million. At the meeting scheduled for June 14, 2006, our shareholders will also be asked by the Board of Directors to approve the cancellation of any repurchased shares, and to reduce our share capital by up to 10 percent within any 24-month period.

The resolution to be proposed to the June 14, 2006 shareholders’ meeting would permit us to:

•	Cancel the shares acquired for the purpose of increasing the earnings per share, with approval of our shareholders at an extraordinary meeting;
•	Deliver shares in payment or in exchange, particularly in the case of external growth within the limit of 5% of the share capital;
•	Enhance liquidity in the market for our shares by means of a liquidity contract with an independent investment firm with a code of business ethics recognized by the AMF;
•	Provide shares to our employees under a profit-sharing plan, a stock plan or as a free attribution of shares;
•	Remit shares upon exercise of rights attached to securities granting access to our share capital; or
•	Implement any stock exchange market practice which may be recognized by law or by the AMF.

Under French law we may not, directly or through a person acting on our behalf, own more than 10 percent of our outstanding share capital or, if we have different classes of shares, more than 10 percent of the shares in each class. We may acquire up to 10 percent of our share capital pursuant to an authorization granted by our shareholders, for a period which may not exceed 18 months, in connection with a corporate share repurchase program, provided that our shares are listed on Eurolist, and that we inform the shareholders at an ordinary meeting. Since the Law No. 2005-842 of July 26, 2005 the filing of a Note d’information that has received a visa of the AMF is no longer required to implement a share repurchase program. Instead, the General Regulation of the AMF and its instructions now require us to publicly disclose a description of the program prior to its implementation.

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

84 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

TRADING IN OUR OWN SHARES

Pursuant to regulations of the European Union and the AMF, we may not trade in our own shares for purposes of manipulating the market. In order for trades to be valid according to the applicable regulations:

•

we must not, when executing trades under a buy-back program, purchase shares at a price higher than the highest price of the last independent trade and the highest current independent bid on the trading market where the purchase is carried out;

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

In addition, in order to benefit from the exemption provided by applicable regulations, we may not, during any participation in a buy-back program, engage in the following:

•

selling of our own shares during the life of the program, subject to certain exceptions and especially if the sale is realized through a block trade which does not affect the formation of the price in the central order book;

•	repurchase our own shares during a 15-day period before the date on which we make our consolidated, annual and intermediary accounts public;
•	repurchase our own shares if we become aware of information that, if disclosed, would have a significant impact on the market price of our securities, until such information is made public.

These above mentioned prohibitions do not apply if:

•	we have a time-schedule buy-back program in place; or
•

the buy-back program is managed by an investment firm or a credit institution which makes its trading decisions in relation to our shares independently of, and without influence by, us with regard to the timing of the purchases.

Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose, by means of a press release posted on the AMF website and on our website, no later than the seventh trading day following the date of execution, any transactions pursuant to an ongoing buy-back program.

In addition, we disclose monthly buy-back transactions and we inform the annual general meeting of shareholders of the realization of buy-back transactions such meeting authorized.

OWNERSHIP OF SHARES OR ADSS BY NON-FRENCH RESIDENTS

Under French law, there is normally no limitation on the right of non-French residents or non-French security holders to own, or, where applicable, to vote securities of a French company.

C. Material Contracts

For a discussion of material contracts between IBM and our Company, see “Item 3D: Risk Factors,” “Item 4B: Business Overview” and “Item 5A: Operating Results.”

DASSAULT SYSTÈMES Form 20-F 2005 85

Back to Contents

D. Exchange Controls

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

E. Taxation

FRENCH TAXATION

The following is a general summary of the material French tax consequences of owning and disposing of shares by a holder that is not a resident of France and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date. Special treaty “tie-breaker” rules apply to individuals who may be considered residents of both countries under the tax laws of each country.

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

The French Finance Law of 2004 eliminated the “avoir fiscal” mechanism as of January 1, 2005. For individuals resident in France, the net result will be that 50% of dividends received in 2005 are subject to French income tax, and 60% of dividends received in 2006 are subject to French income tax.

French domestic law states that dividends paid to non-residents are normally subject to a 25% French withholding tax, and non-residents are not eligible for the benefit of the French tax credits.

Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.

86 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of such withholding tax.

Australia	Ghana	Malaysia	Pakistan	United Kingdom
Austria	Iceland	Mali	Senegal	United States
Belgium	India	Malta	Singapore	Venezuela
Bolivia	Israel	Mauritius	South Korea	Territoires d’Outre-Mer & other territories:
Brazil	Italy	Mexico	Spain	Mayotte
Burkina Faso	Ivory Coast	Namibia	Sweden	New Caledonia
Canada	Japan	The Netherlands	Switzerland	Saint-Pierre-et-Miquelon
Estonia	Latvia	New Zealand	Togo
Finland	Lithuania	Niger	Turkey
Gabon	Luxembourg	Norway	Ukraine

Dividends to be paid as of January 1, 2005. If you are and so long as you will remain an eligible U.S. holder, you are subject to withholding tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty, in accordance with the “Simplified procedure” below. Otherwise, the “Normal procedure” must be followed.

•

Simplified procedure: A tax residency certificate, to be delivered by the United States tax authorities must be sent before the effective payment of dividends to the financial institution acting as custodian for your shares of record. Once the financial institution receives the tax residence certificate, and before the effective payment of dividends, it will inform the French dividend payor of the amount of dividends with respect to which you are entitled to the reduced withholding tax rate.

•

Normal procedure: This procedure will be applicable if you are not able to send the tax residence certificate before the effective payment of dividends. In such a case, you must complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities. You will be subject to the normal 25% withholding tax, but may then claim a refund from the French tax authorities of the difference between the 25% withholding tax rate and the withholding tax rate provided by the applicable double tax treaty. The French withholding tax refund is generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The form or, where applicable, the certificate, together with its respective instructions, are provided by the depositary to all U.S. Holders of ADSs registered with the depositary and is also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all forms or certificates completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

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

Wealth Tax. In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of our share capital, provided that the lesser amount does not enable the holder to exercise influence on our Company.

DASSAULT SYSTÈMES Form 20-F 2005 87

Back to Contents

TAXATION OF U.S. INVESTORS

The following is a general summary of the material U.S. federal income tax and French tax consequences of purchasing, owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You are a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

1)	You own, directly, indirectly or by attribution, less than 10% of our share capital or voting stock; and
2)	You are any one of the following:
a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
b)	a corporation or certain other entities (taxable as corporations for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof,
c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
d)

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust; and

3)

You are entitled to the benefits of the “Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital”, signed August 31, 1994 (the “U.S.-France income tax treaty”) under the “Limitation on Benefits” article of that treaty; and

4)	You hold your shares or ADSs in the company as capital assets; and
5)	Your functional currency is the U.S. dollar.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax adviser regarding the specific tax consequences of owning and disposing of such shares or ADSs.

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, pension funds, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADS as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this Annual Report. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements. This summary is subject to any changes to (or changes in the interpretation of) U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Holders should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

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

TAXATION OF DIVIDENDS

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the Treaty in accordance with the procedures described above.

88 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Dividends paid from 2005 on. Dividends paid from January 1, 2005 to U.S. Holders benefiting from the reduced rate of the dividend withholding tax under the Treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides before the dividend payment date a simplified certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Simplified Certificate before the dividend payment date, our Company will withhold the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess between the 25% withholding tax and the 15% withholding tax rate (as provided by the double tax treaty), by completing and providing the French tax authorities with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid. The French withholding tax refund is generally expected to be paid within 12 months after the holder of shares or ADSs files Form RFl A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

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

U.S. FEDERAL INCOME TAX

For U.S. federal income tax purposes, the gross amount of your distribution including any French withholding tax thereon, will be taxable as ordinary dividend income to a U.S. Holder, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs to the extent it is paid or deemed paid out of our current or accumulated earnings and profits as calculated for US federal income tax purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as calculated for US federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any balance in excess of your adjusted tax basis will be taxable as capital gain. No dividends received deduction will be allowed to U.S. corporate Holders with respect to dividends paid by us. For foreign tax credit limitation purposes, such dividends generally will constitute foreign source “passive” or (in the case of certain Holders) “financial services” income. Dividend income generally will constitute “passive category income” or in the case of certain U.S. Holders, “general category income.” The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not recognize any foreign currency gain or loss upon conversion. If the euros are not converted in to U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Such U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent conversion or other disposition of the euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the treaty rate of 15%.

If a U.S. Holder is an accrual method taxpayer, then, for taxable years beginning before 2005, it must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. The difference in exchange rates may reduce or increase the U.S. dollar value of the credits for French taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. Holder may elect to translate French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by us is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax or a dollar-for-dollar basis as does a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. Your income tax advisor will help you determine which is the better method to apply in a given taxable year.

The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% but lower in some cases, depending on the individual’s general income tax bracket, in respect of “qualified investment income” received in taxable

DASSAULT SYSTÈMES Form 20-F 2005 89

Back to Contents

years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain minimum requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. Qualified dividend income does not arise if the company was a passive foreign investment company (“PFIC”) in the year prior to the year in which the dividend was paid, or in the year in which the dividend is paid. We currently believe that dividends paid with respect to our ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes. The U.S. Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of ADSs and shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. In addition, the Internal Revenue Service is expected to issue certification procedures in the form of an annual information return whereby a non-U.S. corporation will state the basis for its position that its dividends are eligible for the reduced U.S. federal income tax rates. Also, U.S. tax law changes in 2003 did not specifically address the situation where a trust is recipient of qualified dividend income, but did preserve the normal trust pass-through provisions, so that beneficiaries should benefit from the reduced rates. It also appears that trusts themselves may benefit from the reduced rates (in cases where the qualified dividend income is not distributed, but retained within the trust). Each individual U.S. Holder of ADSs or shares is urged to consult their own tax advisor regarding the availability to it of the reduced dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties - other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person - or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the 2005 taxable year for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs or shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs or shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

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

90 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

FRENCH WEALTH TAX

The French wealth tax generally does not apply to the ADSs or shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty (except in the case where substantial participations are held by a U.S. resident individual).

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments made to a Holder, and proceeds paid from the sale, exchange, or other disposition of ADSs or shares, may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28% and 31%, respectively. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

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

You may review a copy of our filings with the SEC including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

In addition, material filed by us with the SEC and other information about us can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C. 20006-1506.

We provide JP Morgan Chase Bank with annual and semi-Annual Reports in English, as well as summaries in English or an English version of all notices of stockholders’ meetings and other reports and communications that we generally make available to our stockholders. Copies of these reports and other documents are available upon request from JP Morgan Chase Bank, attention of the ADR department.

DASSAULT SYSTÈMES Form 20-F 2005 91

Back to Contents

I. Subsidiary Information

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

INTEREST RATE RISK

Except for their impact on the general economic environment, which is difficult to assess, we believe that changes in interest rates in 2005 did not materially affect our revenue and earnings, before financial income. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue. The increase in U.S. interest rates and the positive performance of our short-term placements contributed to our financial income in 2005.

We generate positive cash flows from operations and have some financial obligations (e.g., employee profit-sharing, a long-term capital lease for a building and credit facilities), but our cash position net of debt is positive throughout the year. We sometimes use bank overdrafts, for non-significant amounts, for which the interest rate is a variable market rate.

We have a long-term capital lease for a building, as described in Note 10 to our consolidated financial statements. In December 2005, we signed a 5-year variable rate revolving credit facility for up to Ä200 million, with two options for one-year extensions, and we entered into interest rate swap agreements in connection with this facility. These swap agreements have the economic effect of modifying a portion of our forecasted interest obligations relating to this facility so that the interest payable effectively becomes fixed. Under the terms of the credit facility, we are subject to limitations on granting liens on, or selling, Company assets or the assets of our principal subsidiaries, and on resturcturings involving the Company. A change in control of the Company triggers early reimbursement of amounts outstanding under the facility.

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

In 2005, for cash management purposes, we did not invest in any common shares. We invested a non-significant part of our cash in a fund directly invested in stocks. Our financial results are therefore not significantly directly linked to stock market variations.

The following table presents the notional amount and market value of interest rate financial instruments at December 31, 2005 and 2004:

	Year ended December 31, 2005		Year ended December 31, 2004

(in thousands of euros)	Notional amount	Market value	Notional amount	Market value

Euro interest rate swap	200,000	121	—	—

92 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

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

To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially offset by our U.S. dollar expenses. Our net exposure in Japanese yen is more significant. In 2005, revenue denominated in U.S. dollars represented approximately 39% of total revenue, compared with 33% in 2004 and 40% in 2003, after taking into account the monthly conversion by IBM of royalties coming from end purchaser payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 38% of total operating expenses in 2005, compared with 35% in 2004 and 37% in 2003.

As a result, our net operating exposure to U.S. dollars was limited to €106 million in 2005 (11% of our revenue), and this exposure was in part hedged through market instruments at a level of Ä46 million, as further described below.

The U.S. dollar was on average flat in 2005, and had no significant impact on our operating income in 2005, while its 9% depreciation against the euro in 2004 had a negative impact. In 2005 and 2004, the Japanese yen depreciated 2% and 3% against the euro, respectively, compared to the respective preceding year, with a negative impact on our operating income.

Currency fluctuations may impact revenue and expenses as well as financial revenue. The main items of financial revenue subject to fluctuations linked to exchange rates are:

•	the difference between the exchange rate used to record invoices and expenses in foreign currencies and the exchange rate when we receive or make the payment;
•	the revaluation of payables and receivables denominated in foreign currencies;
•	the revaluation of assets denominated in foreign currencies.

We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out by the parent company and all hedging transactions and our net exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2005, the euro value of our revenue, operating expenses and net position, before and after hedging, denominated in U.S. dollars, Japanese yen together with Korean won and other currencies, principally the euro.

	Year ended December 31, 2005

(in thousands of euros)	U.S. dollars	Japanese yen and Korean won	Euro and others

Revenue	363,245	168,586	402,682
Operating expenses	257,268	48,452	377,811
Net position	105,977	120,134	24,870
Hedge (1)	46,068	19,357	—
Net position after hedge	59,909	100,777	24,870
______________
(1)	Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

DASSAULT SYSTÈMES Form 20-F 2005 93

Back to Contents

The following table presents the notional amount and market value of foreign currency financial instruments at December 31, 2005 and 2004:

	Year ended December 31, 2005		Year ended December 31, 2004

(in thousands of euros)	Notional amount	Market value	Notional amount	Market value

Collars USD/euro	11,226	(285)	—	—
Currency overlay	12,715	(306)	—	—
Forward exchange contract USD/euro - sale (1)	289,127	(4,524)	—	—
Forward exchange contract JPY/euro - sale (2)	3,093	209	39,644	753
______________
(1)	See Note 3 to our consolidated financial statements.
(2)	“JPY” means Japanese yen.

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

94 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 12:	Description of Securities Other than Equity Securities

Not applicable.

DASSAULT SYSTÈMES Form 20-F 2005 95

Back to Contents

PART II

96 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

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

Item 15: Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective.

In 2005, we continued the process of implementing additional measures relating to our internal controls over financial reporting (“internal controls”), in order to meet new requirements under French law and in preparation for the additional requirements of the rules implemented pursuant to the Sarbanes-Oxley Act of 2002. These measures include a project designed to promote, structure and systematize the evaluation of our internal controls launched in the fourth quarter of 2003. As part of this project, we are using the principles developed by the Treadway Commission in 1992, known as COSO (Commission of Sponsoring Organizations), to organize our internal controls framework around five major areas: a control environment; risk assessment; control activities; communications and information processes; and management of control activities.

DASSAULT SYSTÈMES Form 20-F 2005 97

Back to Contents

Item 16: [RESERVED]

Item 16A: Audit Committee Financial Expert

The Board of Directors has determined that Paul Brown, Audit Committee member and independent member of our Board of Directors, is an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002 and Item 16.A of Form 20-F.

Item 16B: Code of Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, all Executive Vice Presidents (including the Chief Financial Officer), the Controller, the Accounting and Consolidation Director, and the Internal Audit Director, as well as the Chief Executive Officers and Chief Financial Officers of the main Dassault Systèmes Group companies. This code of ethics is incorporated by reference to Exhibit 11 to our 2003 Annual Report on Form 20-F, filed on June 30, 2004.

Item 16C: Principal Accountants Fees and Services

PricewaterhouseCoopers Audit served as our independent public accountant for the fiscal year ended December 31, 2005. For each of the fiscal years in the two-year period ended December 31, 2004, Deloitte & Associés and Ernst & Young Audit served as our independent public accountants.

The following table presents the aggregate audit fees, audit-related fees and fees for other professional services rendered to us by PricewaterhouseCoopers in 2005 and by Deloitte & Associés and Ernst & Young Audit in 2004.

	2005 PricewaterhouseCoopers Audit

(in euros, except percentages)	Fee amount	Percentage of total fees

Audit fees (1)	€915,008	53.5%
Audit-related fees (2)	742,755	43.5%
Tax fees (3)	51,078	3.0%
All other fees	—

Total	1,708,841	100.0%

98 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

	2004

	Deloitte & Associés		Ernst & Young Audit

(in euros, except percentages)	Fee amount	Percentage of total fees	Fee amount	Percentage of total fees

Audit fees (1)	€579,205	60.2%	€487,522	92.3%
Audit-related fees (2)	206,347	21.4%	—	—
Tax fees (3)	176,875	18.4%	40,890	7.7%
All other fees	—	—	—	—

Total	962,427	100.0%	528,412	100.0%

______________
(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF).

(2)

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and the application of new accounting pronouncements.

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

During 2005, none of the Audit-Related Fees, Tax Fees and all Other Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our common shares in 2005. At March 31, 2006, we held 276,474 of our common shares indirectly through SW Securities L.L.C. in connection with the SolidWorks Corporation Buy-Back Plan. We will propose to our shareholders’ meeting to be held in June 2006 to authorize the Board of Directors to buy back our shares at its own discretion within a buy-back program.

DASSAULT SYSTÈMES Form 20-F 2005 99

Back to Contents

PART III

ITEM 17: FINANCIAL STATEMENTS	p. 101

ITEM 18: FINANCIAL STATEMENTS	p. 101

ITEM 19: EXHIBITS	p. 102

100 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements, together with the reports of PricewaterhouseCoopers and of Deloitte & Associés and Ernst & Young Audit thereon, are filed as part of this Annual Report on Form 20-F.

DASSAULT SYSTÈMES Form 20-F 2005 101

Back to Contents

Item 19: Exhibits

1.1	Dassault Systèmes’ by-laws, including amendments to be proposed for adoption at the Ordinary Shareholders’ Meeting to be held on June 14, 2006 (Unofficial English translation).

†4(a).1

Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes (incorporated by reference from Exhibit 10.1 to Amendment No. 1 to our Registration Statement on form F-1 (Registration No. 333-04970), filed with the Securities and Exchange Commission (the “SEC”) on June 24, 1996), as amended by the amendments filed with the SEC as exhibits to our Annual Reports on Form 20-F for each of the years ended December 31, 1996, through December 31, 2004 (the “IBM Agreement”).

†4(a).2	Amendment 150, dated May 9, 2005, to the IBM Agreement.

†4(a).3	Amendment 151, dated June 21, 2005, to the IBM Agreement.

†4(a).4	Amendment 152, dated December 21, 2005, to the IBM Agreement.

†4(a).5	Amendment 153, dated February 13, 2006, to the IBM Agreement.

4(a).6

Agreement and Plan of Merger by and among Dassault Systèmes Corp., Aqua Acquisition Corp., ABAQUS, Inc., the Representative referred to herein and the Several other individuals referred to in the signature pages hereto, dated as of May 16, 2005.

4(a).7

Agreement and Plan of Merger by and among Dassault Systèmes, Corp., DS Newco Corp. and MatrixOne, Inc., dated as of March 1, 2006 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by MatrixOne, Inc., with the SEC on March 2, 2006 (File No. 000-29309).

*4(c).1	Incorporated by reference.

**11	Incorporated by reference.

12.1	Certification of Bernard Charlès, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Thibault de Tersant, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Executive Vice President and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a).1	Consent of PricewaterhouseCoopers Audit.

15(a).2	Consent of Deloitte & Associés and Ernst & Young Audit.

For a list of our direct subsidiaries, see Note 18 to our consolidated financial statements for the year 2005.

†	Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*

The relevant portions of the minutes from the September 23, 2003 Board of Directors meeting and Mr. Charlès’s amended employment contract were filed as Exhibits 4(c).1 and 4(c).2 to our 2003 Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on June 30, 2004.

**	The Code of Ethics was filed as Exhibit 11 to our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on June 30, 2004.

Signatures

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTÈMES S.A.
Date: June 29, 2006
/s/ Thibault de Tersant

Thibault de Tersant Executive Vice President and Chief Financial Officer

102 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Dassault Systèmes:

We have audited the accompanying consolidated balance sheet of Dassault Systèmes SA and its subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dassault Systèmes SA and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company revised its accounting policy regarding the classification of cash and cash equivalents in the year ended December 31, 2005.

PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France

May 30, 2006

DASSAULT SYSTÈMES Form 20-F 2005 F-1

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Dassault Systèmes

Suresnes, France:

We have audited the accompanying consolidated balance sheets of Dassault Systèmes as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit als o includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dassault Systèmes as of December 31, 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Paris-La Défense and Neuilly-sur-Seine, France, June 24, 2005 (May 30, 2006 as to Note 1d)

Ernst & Young Audit	Deloitte & Associés
Represented by Jean-Marc MONTSERRAT	Represented by Philippe MOURARET

F-2 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Consolidated Balance Sheets

	December 31,

(All amounts in thousands)	Notes	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	(Note 2)	€313,152	€490,369
Short-term investments	(Note 2)	66,767	62,501
Trade accounts receivable, net of allowance for doubtful accounts of €5,414 in 2005 and Ä5,481 in 2004		287,848	237,797
Deferred tax assets	(Note 8)	20,925	19,039
Prepaid expenses and advances		21,234	14,756
Other current assets		43,472	65,520

Total current assets		753,398	889,982

Property and equipment, net	(Note 5)	69,384	57,183
Investments and loans receivable	(Note 4)	2,299	22,809
Deferred tax assets	(Note 8)	31,001	25,419
Intangible assets	(Note 7)	230,618	10,662
Goodwill	(Note 7)	326,617	93,096

Total assets		€1,413,317	€1,099,151

	December 31

(All amounts in thousands)	Notes	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€49,625	€47,474
Accrued wages and other personnel costs		85,396	59,673
Sales incentive payable	(Note 15)	10,528	21,051
Unearned revenue		148,070	112,242
Income taxes payable		16,721	16,814
Deferred tax liabilities	(Note 8)	1,347	7,416
Accrued expenses and other current liabilities		53,212	34,109

Total current liabilities		364,899	298,779

Non-current obligations:
Deferred tax liabilities	(Note 8)	19,640	1,392
Other non-current liabilities		37,876	35,692

Total non-current obligations		57,516	37,084

Commitments and contingencies	(Note 9)	—	—
Minority interest		4,797	4,039
Shareholders’ equity		986,105	759,249

Total liabilities and shareholders’ equity		€1,413,317	€1,099,151

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES Form 20-F 2005 F-3

Back to Contents

Consolidated Statements of Income

		Year ended December 31,

(All amounts in thousands, except per share data)	Notes	2005	2004	2003

Revenue:
New licenses revenue		€375,520	€312,103	€307,096
Recurring licenses and product development revenue		408,035	358,840	338,469
Software revenue	(Note 15)	783,555	670,943	645,565
Services and other revenue		150,958	125,609	109,258

Total revenue		934,513	796,552	754,823

Cost of revenue:
Software		(26,847)	(21,688)	(21,664)
Services and other		(115,288)	(100,988)	(89,793)

Total cost of revenue		(142,135)	(122,676)	(111,457)

Gross profit		792,378	673,876	643,366
Research and development		(250,019)	(221,860)	(215,609)
Marketing and sales		(223,029)	(173,713)	(162,414)
General and administration		(58,596)	(47,118)	(46,679)
Amortization of acquired intangibles		(9,753)	(1,394)	(5,925)

Total research, selling and administrative expenses		(541,397)	(444,085)	(430,627)

Operating income		250,981	229,791	212,739
Financial revenue and other, net	(Note 3)	14,908	6,941	278
Equity in net income of unconsolidated affiliates		1,017	704	419
Income before income taxes		266,906	237,436	213,436
Income tax expense	(Note 8)	(90,847)	(80,840)	(76,884)
Minority interest		(597)	(178)	(1,133)
Net income		€175,462	€156,418	€135,419
Basic net income per share	(Note 11)	€1.54	€1.38	€1.20
Diluted net income per share	(Note 11)	€1.49	€1.35	€1.18

The accompanying notes are an integral part of these consolidated financial statements.

F-4 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Consolidated Statements

of Cash Flows

	Year ended December 31,

(All amounts in thousands)	2005	2004	2003

Cash flows from operating activities
Net income	€175,462	€156,418	€135,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	17,713	14,884	15,302
Amortization of intangible assets	13,703	3,143	7,751
Gain on disposal of investment in MSC	(14,705)	—	—
Impairment charge	14,324	660	1,724
Deferred income taxes	(3,794)	3,953	(10,920)
Tax benefits from employee stock-option plans	3,169	2,421	814
Other	2,506	150	(1,192)
Changes in current assets and liabilities:
(Increase) in trade accounts receivable	(21,241)	(21,942)	(5,093)
(Increase) decrease in other current assets	(8,716)	(9,314)	2,205
Increase in accounts payable and accrued expenses	13,606	20,536	12,432
Increase in income taxes payable	2,889	4,010	6,117
(Decrease) increase in sales incentive payable	(10,881)	5,404	577
Increase in unearned revenue	15,613	34,594	4,376
(Decrease) increase in other current liabilities	(2,918)	(6,035)	7,862
Net cash provided by operating activities	196,730	208,882	177,374
Cash flows from investing activities
Additions to property, equipment and intangibles	(43,190)	(26,801)	(19,236)
Purchases of short-term investments	(15,362)	(31,766)	(72,543)
Proceeds from sales and maturities of short-term investments	13,263	34,845	80,424
Payment for acquisition of businesses, net of cash acquired	(329,364)	(4,087)	(6,085)
Proceeds from sale of investments	21,132	—	—
Increase in long-term receivables	(2,329)	(5,769)	(13,670)
Other	91	3,097	(270)
Net cash used in investing activities	(355,759)	(30,481)	(31,380)
Cash flows from financing activities
Purchase of treasury shares	—	—	(29,450)
Proceeds from exercise of stock options	29,276	9,272	4,458
Repurchase of SolidWorks shares, net of option exercises (Note 11)	(29,222)	(14,362)	—
Cash dividends paid	(43,120)	(38,435)	(37,225)
Payments on capital lease obligations	(1,878)	(1,898)	(211)
Net cash used in financing activities	(44,944)	(45,423)	(62,428)
Effect of exchange rate changes on cash	26,756	(15,920)	(22,172)
(Decrease) increase in cash and cash equivalents	(177,217)	117,058	61,394
Cash and cash equivalents at beginning of period	490,369	373,311	311,917
Cash and cash equivalents at end of period	€313,152	€490,369	€373,311
Supplemental disclosure
Income taxes paid	€88,131	€69,684	€76,452
Cash interest paid	€1,443	€1,414	€1,696

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES Form 20-F 2005 F-5

Back to Contents

Consolidated Statements

of Shareholders’ Equity

	Share capital issued		Share capital outstanding		Retained earnings		Other items of comprehensive Income/(loss)	Total

(All amounts in thousands, except number of shares)	Number of shares	Stated value	Number of shares	Paid in capital	Unrestricted	Restricted

January 1, 2003	114,570,841	€114,571	114,179,431	€89,278	€416,180	€11,446	€(3,214)	€628,261
Net income					135,408	11		135,419
Other items of comprehensive income
Net derivative gains on cash-flow hedges							(6,485)	(6,485)
Minimum pension liability							(361)	(361)
Foreign currency translation adjustment							(38,180)	(38,180)
Comprehensive income								90,393
Exercise of stock options (Note 11)	208,025	208	239,997	4,677				4,885
Purchase of treasury stock	(1,375,201)	(1,375)	(1,375,201)	(28,075)				(29,450)
Tax benefits (Note 11)				814				814
Cash dividends paid					(37,225)			(37,225)
December 31, 2003	113,403,665	113,404	113,044,227	66,694	514,363	11,457	(48,240)	657,678
Net income					156,418			156,418
Other items of comprehensive income available for sale securities							(444)	(444)
Net derivative losses on cash-flow hedges							(4,666)	(4,666)
Minimum pension liability							(150)	(150)
Foreign currency translation adjustment							(21,947)	(21,947)
Comprehensive income								129,211
Exercise of stock options (Note 11)	382,746	382	429,742	10,181				10,563
Other stock transactions				(2,189)				(2,189)
Tax benefits (Note 11)				2,421				2,421
Cash dividends paid					(38,435)			(38,435)
December 31, 2004	113,786,411	113,786	113,473,969	77,107	632,346	11,457	(75,447)	759,249
Net income					175,462			175,462
Other items of comprehensive income available for sale securities							461	461
Minimum pension liability							(522)	(522)
Foreign currency translation adjustment							41,863	41,863
Comprehensive income								217,264
Exercise of stock options (Note 11)	1,251,967	1,252	1,284,374	32,782				34,034
Dilution gain on SolidWorks				12,391				12,391
Other stock transactions				3,118				3,118
Tax benefits (Note 11)				3,169				3,169
Cash dividends paid					(43,120)			(43,120)
December 31, 2005	115,038,378	115,038	114,758,343	128,567	764,688	11,457	(33,645)	986,105

The accompanying notes are an integral part of these consolidated financial statements.

F-6 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2005, 2004 and 2003

Note 1. Description of Business and Summary of Significant Accounting Policies

a. Description of Business

Dassault Systèmes, which refers to Dassault Systèmes S.A. and its subsidiaries (the “Company”), develops Product Lifecycle Management (PLM) software solutions powered by three-dimensional (3D) representation. The Company also provides its expertise in 3D technology to businesses of all sizes in many industries. The Company’s strategic mission is to provide software solutions and services that enable its customers to create more innovative, higher quality products; develop products more quickly to satisfy market demand; collaborate in 3D for product lifecycle management and 3D design; create and manufacture products more cost effectively; and develop products that better preserve the environment both during their production and when in service.

The Company operates in two segments, the “Process-centric” segment and the “Design-centric” segment. The “Process-centric” segment is dedicated to Product Lifecycle Management (“PLM”) software solutions. PLM solutions are organized around five of the Company’s brands: CATIA for virtual product design and product excellence, DELMIA for virtual production and production performance, SIMULIA for engineering quality through virtual testing, ENOVIA to provide a global collaborative environment, and SMARTEAM for enterprise PDM (Product Data Management). In addition, through its wholly-owned subsidiary Spatial, the Company distributes its PLM infrastructure under the name of Component Application Architecture (CAA) V5 development platform. CATIA, ENOVIA and SMARTEAM solutions are marketed, distributed, and supported worldwide by International Business Machines Corporation (“IBM”). The “Design-centric” segment is dedicated to customers primarily focused on product design solutions. The Company’s design-centric solutions complement its PLM software applications by reaching a far larger number of potential users. The Company primarily addresses the mainstream, design-centric market with its SolidWorks software applications for productive and easy-to-use 3D mechanical design. Its products and solutions are designed to capitalize on the significant migration opportunity of 2D users to 3D design.

In addition to the development and distribution of software products, the Company also provides services related to its software products and solutions and obtains other revenue from its support of IBM’s marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

b. Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of Dassault Systèmes S.A. and its subsidiaries. Companies over which the Company has control are fully consolidated. Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method. Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method. Intercompany transactions and balances have been eliminated.

DASSAULT SYSTÈMES Form 20-F 2005 F-7

Back to Contents

c. Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Examples include: estimating loss contingencies; assessing product life cycles; identifying the different elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; determining when technological feasibility is achieved for our products; estimating the fair value and/or goodwill impairment for our reporting units; determining when a decline in value of our investments is other-than-temporary; determining the nature, fair value and useful life of acquired intangible assets in a business combination; and assessing the realizability of our deferred tax assets. Actual results and outcomes could differ from management’s estimates and assumptions.

REVENUE RECOGNITION

The Company derives revenue from three primary sources: (1) its marketing and distribution agreement with IBM; (2) new software licenses, maintenance and product development, which includes software license updates, technical support and the development of additional functionalities of standard products requested by clients; and (3) services and other, which includes consulting and training services.

Marketing and distribution agreement with IBM – Under the Company’s agreement with IBM, the Company licenses its products to IBM who then sublicenses the products to end-users. The Company provides maintenance to IBM but does not contract directly with IBM customers. In addition, the Company provides training to IBM employees for new product releases, participates with IBM in a worldwide marketing arrangement and is involved in other product development initiatives for both the Company and IBM products.

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

New software license, maintenance and product development revenue – New software license revenue represents all fees earned from granting customers licenses to use our software. Our new software license revenue consists of perpetual and term license sales of software products. New software license revenue is recognized when: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenue until the criteria are met. Revenue related to the licensing of software through value-added resellers (VAR) is recognized when notice of delivery to an end-user customer is provided to the Company, assuming all other revenue recognition criteria have been met.

Maintenance revenue represents fees associated with the sale of periodic unspecified product updates and technical support. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are entered into in connection with the initial software license purchase. Maintenance support may be renewed at the conclusion of each term. Revenue from maintenance is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Product development revenue relates to the development of additional functionalities of standard products requested by clients and are recognized as the services are performed.

F-8 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Revenue under multiple-element arrangements, which typically include new software licenses and maintenance agreements sold together, is allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or “VSOE”). Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. If VSOE of one or more undelivered elements cannot be established, the entire amount of revenue from the arrangement is deferred and recognized when delivery of those elements occurs or when VSOE can be established.

Services and other – Professional services revenue consists primarily of fees from consulting services and training. Services revenue is recognized as the services are performed. Revenue derived from hardware resale activities is recognized upon delivery.

COMPUTER SOFTWARE COSTS/RESEARCH AND DEVELOPMENT

Costs incurred to develop computer software products – such as payroll and other headcount-related costs associated with product development – to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, the application of this accounting policy has resulted in all such costs being expensed in the period incurred. Purchased in-process research and development that is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

FINANCIAL INSTRUMENTS

Fair value – The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value, due to the short-term maturities of such instruments. Realized and unrealized gains or losses associated with foreign exchange options, futures, and forward contracts, which are designated and serve as hedges, are recorded at their fair market value.

Cash and cash equivalents and short-term investments – The Company considers marketable debt securities with maturities of less than 90 days when acquired, deposits with banks, and investments in money market mutual funds to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired and mutual funds that do not qualify as cash equivalents are considered to be short-term investments, are accounted for at fair value, and are generally classified as available-for-sale.

Investments – Investments include, principally, available-for-sale equity securities at fair value, debt securities at amortized cost, securities that are not publicly traded at cost, and equity method investments. For available-for-sale equity securities, any unrealized holding gains and losses, net of deferred taxes, are excluded from operating results and are recognized in other comprehensive income (“OCI”) until realized. The fair values of securities are determined based on prevailing market prices. The Company assesses declines in the value of individual investments to determine whether such decline is other-than-temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near- term prospects of the individual company, and the Company’s intent and ability to hold the investment.

Derivative instruments – The Company uses derivative instruments to manage exposures to foreign currency and interest rates and accounts for its derivative instruments under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions are deferred and recorded as a component of accumulated OCI until the hedged forecasted transaction occurs and is recognized in earnings. Changes in the fair value of derivatives designated as cash-flow hedges are reported as a component of OCI until the hedged item is recognized in earnings.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS RECEIVABLES

The allowance for doubtful accounts and loans receivables reflects the Company’s best estimate of probable losses inherent in the receivable balance. The Company determines the allowance based on known troubled accounts, historical experience and other currently available evidence.

DASSAULT SYSTÈMES Form 20-F 2005 F-9

Back to Contents

BORROWINGS

Borrowings are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. Any difference between the recorded amount and the redemption value is amortized into income over the period of the borrowing using the effective interest rate method.

FOREIGN CURRENCY ADJUSTMENTS

The functional currency of the Company’s foreign subsidiaries is the applicable local currency, while the Company’s functional and reporting currency is the euro. Assets and liabilities with functional currencies other than the euro are translated into euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly exchange rates for the year. Translation gains or losses are recorded as a separate component of shareholders’ equity and transaction gains and losses are reflected in net income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents, short-term investments, derivatives and accounts receivable. The Company places its cash equivalents and its short-term investments with high credit-quality financial institutions. The Company invests its excess cash primarily in money market funds, bank certificates of deposit, and commercial paper.

The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Management monitors the credit-worthiness of the aforementioned counter-parties and considers the credit risk exposure due to counter-party failure to be minimal.

As further discussed in Note 15. Software Revenue and Transactions with IBM, during 2005, 2004 and 2003, the Company generated approximately 52%, 56% and 59%, respectively, of its total revenue through its commercial relationship with IBM. Outside of IBM, the Company’s credit risk is partially mitigated due to the fact that its customer base is diversified both by geography and industry.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives: buildings, 30 years; computer equipment, 18 months to 5 years; office furniture and equipment, 5 to 10 years; leasehold improvements are amortized over the shorter of the life of the assets or the remaining lease term, not exceeding 10 years. Repair and maintenance costs are expensed as incurred.

GOODWILL AND INTANGIBLE ASSETS.

Goodwill, which is equal to the fair value of consideration paid in excess of the fair value of the net assets purchased, has been recorded in conjunction with several of the Company’s purchase business combinations. Goodwill is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is performed annually in the fourth quarter of the fiscal year at the reporting unit level using a two-step, fair-value based approach. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of the impairment test, the Company relies upon projections of future cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products. Changes in market conditions could have a major impact on the valuation of these assets and could justify additional impairment losses. No impairment of goodwill has been identified during any of the periods presented.

Intangible assets primarily include acquired technology, contractual customer relationships and trademarks. Costs related to acquired technology, contractual customer relationships, and patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives, which range from 18 months to 11 years. No impairment of intangible assets has been identified during any of the periods presented.

F-10 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change is enacted.

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

SHIPPING AND HANDLING

Shipping and handling costs are included in cost of sales for all periods presented.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses were €14.6 million, €13.8 million and €12.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

PENSION BENEFITS

The estimated cost of providing benefits to employees is accrued during the years that the employees render services. The Company utilizes defined benefit plans under which the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses as well as changes in actuarial assumptions and plan assets and provisions are amortized over the average future service period of employees.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company reports comprehensive income in the consolidated statements of shareholders’ equity.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for stock issued to employees” (“APB 25”) and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation cost over the vesting period, when the awards granted under those plans have an exercise price lower than the market value of the underlying stock on the date of grant.

DASSAULT SYSTÈMES Form 20-F 2005 F-11

Back to Contents

In addition, the Company applies the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options:

	Year ended December 31,

(In thousands except per share data)	2005	2004	2003

Net Income:
As reported	€175,462	€156,418	€135,419
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	—	—	—
Less: Stock-based employee compensation expense determined under fair value based method, net of related tax effect	(5,770)	(9,749)	(55,506)
Pro forma	€169,692	€146,669	€79,913
Basic net income per share
As reported	€1.54	€1.38	€1.20
Pro forma	€1.49	€1.30	€0.71
Diluted net income per share
As reported	€1.49	€1.35	€1.18
Pro forma	€1.44	€1.26	€0.70

The fair value of stock options granted in 2005 was estimated on the date of grant using a finite difference option pricing model and the following assumptions: weighted-average expected life of 4.6 years, expected volatility rate of 41.6%, expected dividend yield of 1.0% and risk-free interest rate of 3.53%.

The fair value of stock options granted in 2003 was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions: weighted-average expected life of 3.7 years, expected volatility rate of 60%, expected dividend yield of 1.4% and risk-free interest rate of 3.3%.

No options were granted in 2004.

d. Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation. Notably, during fiscal year 2005, the Company revised its accounting policy related to the classification of certain French mutual funds. The revised policy is considered preferable as it further aligns classification with the respective funds’ risk of change in value. To conform with the current year presentation, the Company reclassified €50.8 million and €46.3 million from cash and cash equivalents to short-term investments as of December 31, 2004 and 2003 with a related (decrease) increase in net cash used in investing activities and (decrease) increase in cash and cash equivalents by €(4.5) million and €13.8 million for the years ended December 31, 2004 and 2003, respectively.

e. Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values over the period that an employee provides service in exchange for the award. Pro forma disclosure is no longer an alternative.

F-12 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

In April 2005, the Securities and Exchange Commission (“SEC”) amended the compliance dates for SFAS 123(R) to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS 123(R) is effective for the Company as of January 1, 2006 as the Company has not elected for early adoption of the standard.

Upon adoption of SFAS 123(R), companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. The Company plans to adopt SFAS 123(R) using the modified prospective method, in which compensation cost is recognized beginning with the effective date (1) based on the requirements of SFAS123(R) for all share-based payments granted after the effective date and (2) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share above.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company will adopt SAB 107 in connection with its adoption of SFAS 123(R).

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by newly issued accounting pronouncements in the event the pronouncements do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. The Company will adopt this standard on January 1, 2006 and does not believe that adoption will have a material effect on its consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

Note 2. Cash and Cash Equivalents

and Short-term Investments

Cash and cash equivalents are maintained on deposit with large financial institutions, for which management monitors the credit-worthiness, principally in France, and are comprised of the following:

	December 31,

(In thousands)	2005	2004

Bank accounts	€170,616	€178,961
Money market accounts	142,536	311,408

Total cash and cash equivalents	€313,152	€490,369

Short-term investments are primarily comprised of mutual funds held with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal.

At December 31, 2005, and 2004, short-term investments included investments in the amounts of €24,474,000 and €11,730,000 denominated in US dollars, respectively. Such short-term investments are liquid and have stated maturities of one year or less at each balance sheet date.

DASSAULT SYSTÈMES Form 20-F 2005 F-13

Back to Contents

Note 3. Derivatives and Financial Revenue and Other, Net

Foreign Currency Risk

The Company transacts in various foreign currencies, primarily U.S. dollars and Japanese yen. To manage this currency exposure, the Company generally uses foreign exchange forward contracts, currency options and collars. Except as noted below, the derivative instruments held by the Company are designated as accounting hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements.

The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option’s intrinsic value, which represents the change in the option’s strike price compared to the spot price of the underlying hedged transaction. During 2005 and 2004, the portion of hedging instruments’ gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of income.

No cash flow hedges were discontinued for the years ended December 31, 2005, 2004 and 2003.

Interest Rate Risk

The Company entered into a €200 million multicurrency revolving loan facility which bears interest at variable rates (see Note 13. Borrowings). In December 2005, the Company entered into interest rate swap agreements that have the economic effect of modifying a portion of its forecasted interest obligations relating to this facility so that the interest payable effectively becomes fixed.

Derivative Instruments

At December 31, 2005 and 2004, the fair value of all derivative instruments has been recorded in other current assets or other current liabilities in the consolidated balance sheet and is summarized as follows:

	Year ended December 31,

(In thousands)	2005		2004

	Nominal amount	Fair value	Nominal amount	Fair value

Collars U.S. dollars/euros	€11,226	€285	—	—
Forward exchange contract U.S. dollars/euros(1)	289,128	(4,524)	39,645	753
Forward exchange contract Japanese yen/euros	3,093	209	—	—
Interest rates swaps	200,000	121	—	—
______________
(1)

Out of the forward exchange contract U.S. dollars/euros, forward exchange contracts with a notional amount of €258 million and a fair value of €(4.3) million were entered into to hedge intercompany loans contracted in connection with the Abaqus acquisition. These instruments do not qualify as accounting hedges. Gains and losses on the hedging instruments and the offsetting losses and gains on the hedge items are both recorded in the income statement and therefore offset each other naturally

The fair market values of these derivative instruments were determined by financial institutions using quoted market prices and option pricing models.

All these financial instruments, which relate to the hedging strategy of the Company, usually have a maturity date of less than 24 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

F-14 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Financial Revenue and Other

Financial revenue and other for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,

(In thousands)	2005	2004	2003

Interest income	€15,240	€12,493	€11,007
Interest expense	(1,264)	(902)	(949)
Foreign exchange (losses) gains, net	(1,472)	(4,824)	(8,086)
Other, net(1)	2,404	174	(1,694)

Total	€14,908	€6,941	€278

______________
(1)

In 2005, the Company sold its investment in MSC.Software, thereby generating a gain of €14.7 million. The Company recorded an impairment charge amounting to €14.3 million in 2005 to reflect an other-than-temporary decline in the value of its investment portfolio (see Note 4. Investments and Loans Receivable). This gain and the impairment charge are both included in “Other, net” in the table above.

Note 4. Investments and Loans Receivable

Investments and loans receivable consist of the following:

	Year ended December 31,

	2005	2004

Cost basis	€234	€661
Gross unrealized gains	—	—
Gross unrealized losses	(16)	(437)
Available-for-sale securities	218	224
Other securities, at cost	—	14,588
Equity method investments	1,276	771
Loans receivable	2,154	34,533
Less: current portion	(1,349)	(27,307)
Loans receivable – non-current portion	805	7,226

Investments and loans receivable	€2,299	€22,809

The available-for-sale investments included above represent investments in listed securities. There is no fixed maturity or coupon rate associated with these investments. The fair values of these securities are based on quoted market prices.

In January 2005, loans receivable from Rand A Technology Corporation (“Rand”) amounting to €28.3 million were applied against the purchase price of certain Rand subsidiaries (see Note 6. Acquisitions).

In October 2005, loans receivable from ImpactXoft amounting to €10.6 million were applied against the purchase price of certain technology assets from ImpactXoft.

In October 2005, the Company recorded a €14.7 million gain on the sale of its remaining €5.1 million investment in MSC.Software Corporation.

DASSAULT SYSTÈMES Form 20-F 2005 F-15

Back to Contents

In the fourth quarter of 2005, the Company recorded a €14.3 million impairment charge, which primarily reflects an other-than-temporary decline in the value of its investments in ImpactXoft and Gehry Technologies, Inc.

Loans receivable as of December 31, 2005 are due as follows:

(In thousands)
2006	€1,349
2007	805
2008	—
2009	—
2010	—
Thereafter	—

Total	2,154

Less current portion	(1,349)
Loans receivable	€805

Note 5. Property, Plant and Equipment

Property, plant and equipment, at cost, consists of the following:

(In thousands)	Land and buildings	Computer equipment	Office furniture and equipment	Leasehold improvements	Total

Gross value	€32,868	€54,581	€19,251	€31,439	€138,139
Accumulated depreciation	(11,555)	(42,137)	(11,833)	(15,431)	(80,956)
Net value – January 1, 2005	21,313	12,444	7,418	16,008	57,183
Acquisitions	—	12,561	5,580	5,591	23,732
Acquisitions through business combinations	—	1,690	1,346	686	3,722
Disposals	—	(37)	(92)	(9)	(138)
Depreciation for the year	(906)	(10,431)	(3,171)	(3,205)	(17,713)
Exchange differences	—	1,546	546	506	2,598
Net value – December 31, 2005	€20,407	€17,773	€11,627	€19,577	€69,384

In October 2005, the Company recorded €2,893,000 of property, plant and equipment related to the acquisition of Abaqus.

F-16 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Note 6. Acquisitions

Abaqus

On October 4, 2005, the Company completed its acquisition of 100% of the outstanding common shares of Abaqus Inc., (“Abaqus”) for approximately €346 million in cash (including approximately €5 million of direct transaction costs). Abaqus develops, markets and supports finite element analysis software. The acquisition of Abaqus will allow the Company to expand its capabilities in realistic 3D simulation and to diversify in markets beyond its existing manufacturing base. The results of operations of Abaqus have been included in the Company’s consolidated financial statements beginning October, 1st 2005.

Under business combinations accounting, the total purchase price was allocated to Abaqus’ net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €169 million of goodwill, which has been assigned to the Process-centric segment. The primary items that generated goodwill include, but are not limited to, the value of the synergies between Abaqus and the Company’s process-centric activities and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. The entire amount assigned to goodwill is expected to be deductible for tax purposes.

The following table summarizes the fair value of assets acquired and the liabilities assumed at the date of acquisition.

(In thousands)
Cash and cash equivalents	€22,324
Other tangible assets	17,375
Liabilities	(13,299)
Deferred revenue(1)	(9,030)
Net tangible assets acquired	17,370
Amortizable intangible assets acquired(2)	160,251
Goodwill	168,802

Total purchase price	€346,423

______________
(1)

The carrying value of Abaqus’ deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €15.3 million of revenues that would have otherwise been recorded by Abaqus as an independent entity in fiscal years 2005 and 2006 will not be recognized in our consolidated results of operations.

(2)	Intangible assets acquired are subject to amortization and include the following:

(In thousands)	Fair Value	Estimated weighted-average useful life

Technology	€57,195	10 years
Contractual customer relationships	99,402	11 years
Trademarks	3,654	10 years

Total amortizable intangible assets acquired	€160,251

The unaudited pro forma financial information presented in the table below summarizes the combined results of operations for the years ended December 31, 2005 and 2004 as if the acquisition of Abaqus had occurred at the beginning of each of the periods presented. The pro forma information is presented for informational purposes and does not purport to be indicative of results that would have been achieved if the Abaqus acquisition had taken place at the beginning of each of the periods presented, nor does it purport to be indicative of the results that will be achieved in the future. The impact of adjustments to reduce Abaqus’ deferred revenue to the fair value of the associated support obligations has not been reflected in the following pro forma financial information as the reduction in revenue represents a material non-recurring charge directly attributable to the transaction which will impact the income statement within 12 months from the acquisition date.

DASSAULT SYSTÈMES Form 20-F 2005 F-17

Back to Contents

	Year ended December 31,

(In thousands except per share data)	2005	2004

Revenue	€1,002,842	€867,396
Income before income taxes	279,605	240,635
Net income	186,144	158,296
Net income per share – Basic	€1.63	€1.40
Net income per share – Diluted	€1.58	€1.36

Other Acquisitions

RAND SUBSIDIARIES IN EUROPE AND RAND NORTH AMERICA

In June 2004, the Company acquired a 60% interest in Rand North America (“Rand NA”) for €8.5 million, the majority of which was paid through the reduction of existing receivables due from Rand. Rand NA, an IBM Business Partner, is dedicated to sales of the Company’s Product Lifecycle Management software in North America. As a result of this transaction, an amount of €6.1 million was recorded in goodwill in 2004.

In January 2005, the Company acquired certain subsidiaries of Rand A Technology Corporation (“Rand”) in Germany, the United Kingdom, Sweden and Switzerland, plus the subsidiary Rand Technologies C.I.S., Inc., and increased its ownership in Rand NA from 60 to 70 percent. The Company entered into this transaction to expand and better support its European indirect channel with IBM for sales to small and medium-sized businesses. The total purchase price was €31.7 million consisting of €28.3 in loans, advances and interest due from Rand (see Note 4. Investments and Loans) and €3.4 million in cash. As a result of this transaction, an amount of €28.1 million was recorded in goodwill.

VIRTOOLS

In June 2005, the Company acquired Virtools for a cash consideration of approximately €11.3 million. Virtools provides software development solutions for building highly interactive 3D content. As a result of this transaction, an amount of €8.4 million was recorded in goodwill.

All of the other acquisitions discussed above have been accounted for under the purchase method of accounting and have been consolidated in the Company’s financial statements as of the date the acquisition was finalized. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to the Company’s results of operations.

F-18 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Note 7. Intangible Assets and Goodwill

Intangible assets at December 31, 2005 consisted of the following:

	Year ended December 31, 2005			Year ended December 31, 2004

(In thousands)	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net

Software assets	€175,323	€(69,871)	€105,452	€68,672	€(59,344)	€9,328
Licenses	32,138	(32,138)	—	28,494	(28,494)	—
Customer relationships	121,251	(3,523)	117,728	—	—	—
Other	11,356	(3,918)	7,438	5,350	(4,016)	1,334

Total Intangible Assets	€340,068	€(109,450)	€230,618	€102,516	€(91,854)	€10,662

The change in the carrying amount of intangible assets as of December 31, 2005 is as follows:

(in thousands)	Software	Customer relationships	Other intangible assets	Total intangible assets

Net balance as of January 1, 2005	€9,328	—	€1,334	€10,662
Abaqus acquisition	57,195	99,402	3,654	160,251
Other additions	46,847	19,785	3,010	69,642
Disposals	—	—	(192)	(192)
Amortization and depreciation for the year	(9,818)	(3,400)	(484)	(13,702)
Exchange differences	1,900	1,941	116	3,957

Net balance as of December 31, 2005	€105,452	€117,728	€7,438	€230,618

Total intangible amortization expense was €13,702,000, €3,143,000 and €7,782,000 for the years ended December 31, 2005, 2004 and 2003 respectively. The future amortization expense for each of the five succeeding years relating to all intangible assets that are currently recorded in the consolidated balance sheets is estimated to be the following at December 31, 2005:

(In thousands)	Estimated amortization expense

2006	€32,953
2007	31,659
2008	28,357
2009	21,691
2010	20,054

The change in the carrying amount of goodwill as of December 31, 2005 is as follows:

(In thousands)	Goodwill

Net balance as of January 1, 2005	€93,096
Abaqus acquisition	168,802
Other additions	58,088
Exchange differences	6,631

Net balance as of December 31, 2005	€326,617

DASSAULT SYSTÈMES Form 20-F 2005 F-19

Back to Contents

Other additions to goodwill in 2005 resulted primarily from the acquisition of Rand subsidiaries in Europe (€28.1 million) and from the purchase of certain minority interests in SolidWorks in connection with the buy-back of SolidWorks mature shares (€20.9 million). As of December 31, 2005 and 2004, €44.3 million and €22.7 million of goodwill is allocated to the design-centric segment, respectively.

The Company performed an annual impairment test in the fourth quarter of 2005, 2004 and 2003; no impairment of goodwill was indicated as a result of these tests. These tests consisted of a comparison of the fair value of the Company’s reporting units with their respective carrying amount, including goodwill. Each acquired company has been allocated to a single reporting unit and consequently, goodwill relating to these acquired companies has been allocated to the respective reporting units in accordance with the provisions of SFAS 142. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

Note 8. Income Taxes

Deferred tax assets and (liabilities) are as follows:

	December 31,

(In thousands)	2005	2004

Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€12,947	€12,730
Profit sharing and pension accruals not yet deductible	8,178	7,734
Provisions and other expenses not currently deductible	37,732	31,514
Net tax loss and tax credit carryforward assets	16,485	12,775
Valuation reserves	(23,416)	(20,295)

Total deferred tax assets	51,926	44,458

Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(10,026)	(8,643)
Other	(10,961)	(165)

Total deferred tax liabilities	(20,987)	(8,808)

Net deferred tax asset	€30,939	€35,650

In 2005, other tax liabilities relate primarily to intangible assets acquired in business acquisitions.

The balance sheet classification of deferred tax assets and liabilities is as follows:

	December 31,

(In thousands)	2005	2004

Short-term deferred tax assets	€20,925	€19,039
Long-term deferred tax assets	31,001	25,419

Total deferred tax assets	51,926	44,458

Short-term deferred tax liabilities	(1,347)	(7,416)
Long-term deferred tax liabilities	(19,640)	(1,392)

Total deferred tax liabilities	(20,987)	(8,808)

Net deferred tax asset	€30,939	€35,650

Short-term deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible.

F-20 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The components of income before income taxes are as follows:

	Year ended December 31,

(In thousands)	2005	2004	2003

France	€191,460	€176,541	€177,806
Foreign	75,446	60,895	35,630
Income before income taxes	€266,906	€237,436	€213,436

The significant components of income tax expense are as follows:

	Year ended December 31,

(In thousands)	2005	2004	2003

France	€64,926	€59,299	€63,277
Foreign	33,231	17,588	24,527
Current taxes	98,157	76,887	87,804
Change in deferred taxes	(7,310)	3,953	(10,920)
Income tax expense	€90,847	€80,840	€76,884

The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:

	Year ended December 31,

(In thousands)	2005	2004	2003

Taxes computed at the statutory rate of 34.93% for 2005 and 35.43% for 2004 and 2003	€93,230	€84,124	€75,620
Foreign losses	2,510	1,873	7,091
Foreign tax rate differentials	3,441	2,745	1,419
Change in valuation allowance	(1,774)	(737)	(424)
Other	(6,560)	(7,165)	(6,822)
Income tax expense	€90,847	€80,840	€76,884
Effective tax rate	34.0%	34.0%	36.0%

At December 31, 2005, there were net tax operating losses and tax credit carryforwards of €34,695,000 and €5,191,000 respectively, which are scheduled to expire in the following years:

	Net operating

(In thousands)	Tax losses	Tax credits

2006	—	€285
2007	—	650
2008	—	9
2009	—	30
2010	—	—
2011 and later	34,695	4,217

Total	€34,695	€5,191

The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested.

DASSAULT SYSTÈMES Form 20-F 2005 F-21

Back to Contents

Company management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate earnings might be made.

In connection with the exercise of stock options, SolidWorks and Delmia Corp. realized tax benefits of €3,169,000, €2,421,000 and €814,000 for the years ended December 31, 2005, 2004 and 2003 respectively, which have been reflected in shareholders’ equity.

Note 9. Contingencies

The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

Note 10. Leases

At December 31, 2005, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

(In thousands)	Capital leases	Operating leases

Year ending December 31:
2006	€1,666	€32,158
2007	562	20,547
2008	12	12,499
2009	2	10,368
2010	1	8,815
Thereafter	—	17,313

Total minimum lease payments	2,243	101,700

Less amount representing interest	(12)
Present value of net minimum lease payments	2,231
Less current maturities of capital lease obligations	(1,666)
Lease obligations	€565

The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

	Year ended December 31,

(In thousands)	2005	2004

Land	€5,680	€5,680
Buildings	27,188	27,857
Accumulated depreciation	(12,461)	(12,224)

Total	€20,407	€21,313

F-22 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

The Company also leases computer equipment, premises and office equipment under operating leases.

Rent expense under operating leases was €38,504,000, €32,315,000 and €33,159,000, for the years ended December 31, 2005, 2004, and 2003, respectively.

Note 11. Stock Option Plans, Shareholders’ Equity and Earnings per Share

Since 1996 the Board of Directors has adopted several stock option plans for eligible employees and executives. Options generally vest over various periods ranging from one to five years, subject to continued employment. Options generally expire seven to ten years from grant date or shortly after termination of employment, whichever is earlier. To date options have been granted at an exercise price equal to or greater than the grant-date market value of the Company’s share.

Stock Option Plans

A summary of the Company’s stock option activity is as follows:

	2005		2004		2003

	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding at beginning of year	17,609,016	€34.14	18,075,530	€34.32	14,504,017	€38.01
Granted	1,200,000	39.79	—	—	4,000,000	22.77
Exercised	(1,284,374)	25.50	(429,742)	24.89	(239,997)	21.17
Forfeited	(196,401)	33.96	(36,772)	51.74	(188,490)	33.77
Outstanding at end of year	17,328,241	35.68	17,609,016	34.14	18,075,530	34.32
Exercisable	15,733,716	€35.14	16,338,420	€33.75	11,776,246	€37.46

A summary of the weighted average remaining contractual life and the weighted average exercise price of options outstanding as of December 31, 2005 is presented below:

	Outstanding options			Exercisable options

	Number of shares	Weighted average remaining life (years)	Weighted average exercise price	Number of shares	Weighted average exercise price

Range of exercise price
€0.09 to €23	3,734,228	6.73	22.27	3,734,228	22.27
€23 to €26	544,738	1.95	25.92	544,738	25.92
€26 to €30	2,218,452	3.11	29.36	2,218,452	29.36
€30 to €34	—	—	—	—	—
€34 to €37	5,024,245	4.44	36.23	4,951,268	36.24
€37 to €46	2,949,848	6.18	42.51	1,428,300	43.73
€46 to €52	2,856,730	5.24	52.00	2,856,730	52.00
€0.09 to €52	17,328,241	4.68	32.91	15,733,716	35.14

DASSAULT SYSTÈMES Form 20-F 2005 F-23

Back to Contents

The weighted average grant-date fair value of options granted in 2005 and 2003 was €12.24 and €9.94, respectively. No options were granted in 2004.

SolidWorks Buy-Back Plan

In 2002, SolidWorks instituted a buy-back plan for the SolidWorks shares held by its employees under which (1) an employee can put his mature shares (i.e., shares that have been owned by an employee for a period greater than 6 months) to SolidWorks on specific dates at their then fair market value as determined by an independent valuation expert, and (2) SolidWorks can call such mature shares in this same timeframe at the same fair market value. The adoption of this amendment did not create any compensation charge.

In 2005 and 2004, the repurchase of SolidWorks shares in connection with the buy-back plan resulted in a cash outflow of approximately €41.9 and €29.3 million respectively. At December 31, 2005, approximately 2.2 million shares would be required to be repurchased under the plan if all options that are currently eligible were exercised and all put rights were exercised when allowed. Based on the current price per share of SolidWorks, the Company estimated the potential future net cash outlays would be €57.4 million, substantially all of which is expected in fiscal year 2006.

The terms of the SolidWorks stock option and share buy-back plan do not result in the recognition of compensation expense. The net gain resulting from the exercise of SolidWorks stock options at prices greater than the corresponding carrying value is recorded as an equity transaction. The repurchase of SolidWorks stock is recorded in accordance with the purchase method. Accordingly, the excess of share repurchase price over the carrying value of minority interest is first allocated to fair value adjustments to SolidWorks assets and liabilities (primarily consisting of developed technology and contractual customer relationship intangibles, subject to an amortization period of ten years), with any residual difference allocated to goodwill.

Retained Earnings

Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the amount in the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity.

Earnings per Share

Basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of common shares outstanding plus the effect of applying the treasury stock method of computing dilution for the stock options outstanding during the period

The following table presents the calculation for both basic and diluted earnings per share:

	Year ended December 31,

(In units, except net income in thousands and per share data)	2005	2004	2003

Net income	€175,462	€156,418	€135,419
Weighted average number of shares outstanding	113,999,639	113,225,857	113,048,656
Dilutive effect of stock options	3,608,520	2,998,822	1,665,410
Diluted weighted average number of shares outstanding	117,608,159	116,224,679	114,714,066
Basic income per share	€1.54	€1.38	€1.20
Diluted income per share	€1.49	€1.35	€1.18

F-24 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

For the years ended December 31, 2005, 2004 and 2003, 2,856,730, 4,725,178 and 7,989,285 options, respectively, were excluded from the earnings per share calculation as their effects would have been anti-dilutive.

Note 12. Borrowings

In December 2005, the Company entered into a €200 million multicurrency revolving loan facility (the “Loan Facility”). This agreement provides for revolving credit for a period of five years, which can be extended by two additional years at the Company’s option. Borrowings under the Loan Facility bear interest at LIBOR plus 0.18% per annum. The annual commitment fee in effect on the unused portion of the Loan Facility is 0.055%. As of December 31, 2005 the Company had not drawn any amounts on this facility (see Note 19. Subsequent Events).

Note 13. Employee Profit Sharing and Personnel Costs

Employee Profit Sharing

In accordance with French legal requirements, the Company has profit-sharing arrangements for its French employees. Profit-sharing amounts are based on formulas, which consider return on assets and employment levels. Profit-sharing expense was €12,696,000, €11,598,000 and €10,632,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Such amounts are accrued each year, are interest-bearing, and are paid in cash, including the accrued interest, generally after five years. The interest rate applied was 4.0%, 4.5% and 4.6% in the years ended December 31, 2005, 2004 and 2003, respectively.

	December 31,

(In thousands)	2005	2004

Employee profit-sharing liability, including accrued interest	€28,764	€27,393
Less current maturities	(10,149)	(8,407)

Total	€18,615	€18,986

Estimated maturities of these obligations at December 31, 2005 are as follows (in thousands):

2006	€10,149
2007	3,198
2008	3,456
2009	3,096
2010	3,090
2011	5,775

Total	€28,764

DASSAULT SYSTÈMES Form 20-F 2005 F-25

Back to Contents

Personnel Costs

Personnel costs were €375,991,000, €309,008,000 and €297,846,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Directors’ compensation was €140,000, €120,000 and €100,000 in the years ended December 31, 2005, 2004, and 2003, respectively.

Cash compensation for key management personnel, composed of our executive officers (10 persons), was €4,970,000, €4,259,000 and €3,899,000 in the years ended December 31, 2005, 2004, and 2003, respectively.

Note 14. Pension Benefits

The Company provides defined benefit retirement indemnities to the employees of its French operations, and sponsors defined benefit pension plans for certain employees in the United States. In addition, the Company has certain other plans in countries other than the United States, which are not significant and are combined with the French plans for presentation purposes.

The measurement date for all defined benefit plans is December 31.

French Plans and Other

In France, defined employee benefits include certain gratifications paid upon anniversary of employment and retirement indemnities that are based upon an individual’s years of credited service and annualized salary at retirement. Retirement indemnity benefits vest, and are settled as a lump sum paid to the employee upon the employee’s retirement.

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,

French plans and other	2005	2004	2003

Discount rate	4.30%	5.00%	5.00%
Expected return on plan assets	5.25%	5.50%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,

French plans and other	2005	2004	2003

Discount rate	3.70%	4.75%	5.00%
Expected return on plan assets	5.00%	5.25%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

F-26 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(in thousands)	Year ended December 31,

French plans and other	2005	2004	2003

Service cost	€1,486	€1,794	€1,779
Interest cost	559	741	684
Expected return on plan assets	(409)	(381)	(351)
Net amortization and deferral	(280)	1,332	1
Net periodic benefit cost	€1,356	€3,486	€2,113

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plans were as follows:

(In thousands)	Year ended December 31,

French plans and other	2005	2004

Change in benefit obligations
Benefit obligations at beginning of year	€12,803	€14,226
Service cost	1,486	1,794
Interest cost	559	741
Plan amendments	—	414
Change in scope	183	—
Actuarial loss (gain)	848	(4,235)
Exchange rate differences	100	(24)
Benefits paid	(355)	(113)
Benefit obligations at end of year	€15,624	€12,803
Change in plan assets
Fair value of plan assets at beginning of year	7,808	7,406
Employer contribution	356	16
Return on plan assets	721	402
Change in scope	7	—
Benefits paid	(355)	(16)
Fair value of plan assets at end of year	€8,537	€7,808
Funded status	(7,087)	(4,995)
Unrecognized actuarial (gain) loss	(6,421)	(7,338)
Unrecognized prior service cost	391	414
Accrued benefit cost – French plans and other	€(13,117)	€(11,919)

The accumulated benefit obligation for the French defined benefit plans was €8.8 and €6.3 million and at December 31, 2005, and 2004, respectively.

DASSAULT SYSTÈMES Form 20-F 2005 F-27

Back to Contents

INFORMATION FOR PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(In thousands)	Year ended December 31,

French plans and other	2005	2004

Projected benefit obligation	€4,216	€2,104
Accumulated benefit obligation	3,167	1,480
Fair Value of plan assets	9	—

PLAN ASSETS

All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company that is part of the Société Générale group, a high credit-quality financial institution. To date, the Company has contributed €6.8 million to this insurance contract.

The weighted average asset allocations, by asset category, are as follows:

	Year ended December 31,

French plans and other	2005	2004

Debt securities	68%	56%
Equity securities	32%	44%

Total	100%	100%

CASH FLOWS

The Company does not expect to make any additional contributions to its French pension plans in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

French plans and other

2006	€664
2007	110
2008	102
2009	202
2010	286
2011-2015	1,340

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

F-28 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,

U.S. plans	2005	2004	2003

Discount rate	5.75%	6.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.75%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,

U.S. plans	2005	2004	2003

Discount rate	5.75%	6.00%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.75%

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(In thousands)	Year ended December 31,

U.S. plans	2005	2004	2003

Service cost	€942	€825	€770
Interest cost	919	826	838
Expected return on plan assets	(1,017)	(846)	(722)
Net amortization and deferral	230	230	218
Net periodic benefit cost – U.S. plans	€1,074	€1,035	€1,104

DASSAULT SYSTÈMES Form 20-F 2005 F-29

Back to Contents

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plan were as follows:

(In thousands)	Year ended December 31,

U.S. plans	2005	2004

Change in benefit obligations
Benefit obligations at beginning of year	€13,928	€13,323
Service cost	942	825
Interest cost	919	826
Actuarial loss	932	378
Benefits paid	(296)	(304)
Exchange rate differences	2,292	(1,120)
Benefit obligations at end of year	€18,717	€13,928
Change in plan assets
Fair value of plan assets at beginning of year	10,250	9,086
Employer contribution	1,672	1,520
Return on plan assets	582	783
Benefits paid	(296)	(304)
Exchange rate differences	1,693	(835)
Fair value of plan assets at end of year	€13,901	€10,250
Funded status	(4,816)	(3,678)
Unrecognized actuarial loss	5,027	3,058
Unrecognized prior service cost	186	235
Prepaid (Accrued) benefit cost – U.S. Plans	€397	€(385)

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION

Accrued benefit liability	€(2,075)	€(1,803)
Intangible assets	186	235
Accumulated other comprehensive income	2,286	1,183
Net amount recognized – U.S. Plans	€397	€(385)

The Company recorded a minimum pension liability at December 31, 2005 as required when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued liability. The adjustment related entirely to our U.S. plans and amounted to €670,000 (net of tax), which is reflected in other comprehensive income.

PLAN ASSETS

The weighted average asset allocations, by asset category, are as follows:

	Year ended December 31,

U.S. plans	2005	2004

Equity securities	54%	54%
Debt securities	43%	42%
Other	3%	4%

Total	100%	100%

F-30 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

CASH FLOWS

The Company expects to contribute €1.8 million to its U.S. pension plans in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In thousands)
U.S. plans

2006	€336
2007	354
2008	373
2009	425
2010	477
2011-2015	3,673

Note 15. Software Revenue and Relation with IBM

Software Revenue

Software revenue was comprised of the following:

	Year ended December 31,

(In thousands)	2005	2004

New license revenue	€375,520	€312,103
Periodic license and maintenance fees	389,311	343,193
Product development revenue	18,724	15,647
Software revenue	€783,555	€670,943

Relation with IBM

Pursuant to the Company’s long-standing, mutually non-exclusive agreement with IBM, IBM markets and distributes a substantial portion of the Company’s PLM products worldwide, primarily, CATIA, ENOVIA and SMARTEAM.

Revenue obtained through the commercial relationship with IBM represents 52%, 56% and 59% of consolidated revenues of the Company for the years ended December 31, 2005, 2004, and 2003, respectively. There is no contractual obligation for either IBM or the Company to continue to market and distribute the Company’s products according to the present agreement. Changes in roles and responsibilities could cause disruptions and negatively affect the sales organization performance, which could have a material adverse impact on the revenues generated through IBM.

For the years ended December 31, 2005, 2004, and 2003, IBM met certain annual sales and growth targets and the Company charged a sales incentive to software revenue of €7,578,000, €20,526,000, and €15,462,000 respectively. The related liability on the balance sheet will be settled in U.S. dollars.

DASSAULT SYSTÈMES Form 20-F 2005 F-31

Back to Contents

The balances of trade accounts receivable with IBM were €119,225,000, €116,754,000 and €101,986,000, at December 31, 2005, 2004, and 2003, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2005, 89% of such accounts receivable were denominated in U.S. dollars (2004: 89%), with the remainder denominated in euros.

Note 16. Related-Party Transactions

The Company licenses its products for internal use to Dassault Aviation, a former direct shareholder of the Company whose Chief Executive Officer is the Chairman of the Company. Dassault Aviation licenses the Company’s products on commercial terms consistent with those granted to the Company’s other customers of similar size. Software revenue amounted to €7,732,000, €5,690,000 and €5,779,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €7,538,000, €8,655,000 and €9,298,000 in the years ended December 31, 2005, 2004, and 2003, respectively.

The balances of trade accounts receivable with Dassault Aviation were €10,794,000, €10,571,000 and €7,502,000 at December 31, 2005, 2004, and 2003, respectively.

Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (“3D PLM”), a company located in India in which the Company owns 30% interest and which is accounted for under the equity method. Services purchased from 3D PLM’s amounted to €10,339,000 in 2005 (2004: €7,592,000).

F-32 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Note 17. Segment and Geographic Information

Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources. The Company operates in two reportable segments: the “Process-Centric” segment and the “Design-centric” segment. The “Process-centric” market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The “Design-centric” market serves companies seeking to support product design. The accounting policies of the reportable segments are the same as those described in Note 1. Description of Business and Summary of Significant Accounting Policies.

Data by reportable segment is as follows:

	2005

(In thousands)	Process-centric	Design-centric	Elim.	Total

Revenue:
Software revenue	€602,845	€180,954	€(244)	€783,555
Services and other revenue	152,904	377	(2,323)	150,958

Total revenue	755,749	181,331	(2,567)	934,513

Cost of revenue:
Software	(12,370)	(14,896)	419	(26,847)
Services and other	(115,318)	—	30	(115,288)

Total cost of revenue	(127,688)	(14,896)	449	(142,135)

Gross profit	628,061	166,435	(2,118)	792,378
Research and development	(219,844)	(30,860)	685	(250,019)
Marketing and sales	(160,676)	(62,519)	166	(223,029)
General and administration	(51,654)	(8,209)	1,267	(58,596)
Amortization of acquired intangibles	(8,242)	(1,511)	—	(9,753)

Total research, selling and administrative expenses	(440,416)	(103,099)	2,118	(541,397)

Operating income	187,645	63,336	—	250,981
Financial revenue and other, net	12,236	2,672	—	14,908
Equity in net income of unconsolidated affiliates	1,017	—	—	1,017
Income before income taxes	200,898	66,008	—	266,906
Income tax expense	(69,070)	(21,777)	—	(90,847)
Minority interest	492	(1,089)	—	(597)
Net income	€132,320	€43,142	—	€175,462
Depreciation of property and equipment and amortization of intangible assets	24,635	6,781	—	31,416
Total assets	1,192,747	306,618	(86,048)	1,413,317
Acquisitions of property and equipment and intangible assets	(32,387)	(10,803)	—	(43,190)

DASSAULT SYSTÈMES Form 20-F 2005 F-33

Back to Contents

	2004

(In thousands)	Process-centric	Design-centric	Elim.	Total

Revenue:
Software revenue	€525,079	€146,063	€(199)	€670,943
Services and other revenue	127,030	148	(1,569)	125,609

Total revenue	652,109	146,211	(1,768)	796,552

Cost of revenue:
Software	(9,275)	(12,789)	376	(21,688)
Services and other	(100,978)	—	(10)	(100,988)

Total cost of revenue	(110,253)	(12,789)	366	(122,676)

Gross profit	541,856	133,422	(1,402)	673,876
Research and development	(197,489)	(24,888)	517	(221,860)
Marketing and sales	(118,541)	(55,327)	155	(173,713)
General and administration	(42,000)	(5,848)	730	(47,118)
Amortization of acquired intangibles	(1,153)	(241)	—	(1,394)

Total research, selling and administrative expenses	(359,183)	(86,304)	1,402	(444,085)

Operating income	182,673	47,118	—	229,791

Financial revenue and other, net	1,671	5,270	—	6,941
Equity in net income of unconsolidated affiliates	704	—	—	704
Income before income taxes	185,048	52,388	—	237,436
Income tax expense	(62,733)	(18,107)	—	(80,840)
Minority interest	451	(629)	—	(178)
Net income	€122,766	€33,652	—	€156,418
Depreciation of property and equipment and amortization of intangible assets	14,473	3,913	—	18,386
Total assets	875,334	224,010	(193)	1,099,151
Acquisitions of property and equipment and intangible assets	(23,029)	(3,775)	—	(26,804)

F-34 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

	2003

(In thousands)	Process-centric	Design-centric	Elim.	Total

Revenue:
Software revenue	€519,901	€125,834	€(170)	€645,565
Services and other revenue	110,608	279	(1,629)	109,258

Total revenue	630,509	126113	(1,799)	754,823

Cost of revenue:
Software	(10,344)	(11,752)	432	(21,664)
Services and other	(89,810)	—	18	(89,793)

Total cost of revenue	(100,154)	(11,752)	450	(111,457)

Gross profit	530,355	114,361	(1,349)	643,366

Research and development	(192,750)	(23,368)	509	(215,609)
Marketing and sales	(114,553)	(48,133)	272	(162,414)
General and administration	(41,965)	(5,282)	568	(46,679)
Amortization of acquired intangibles	(5,660)	(265)	—	(5,925)
Total research, selling and administrative expenses	(354,928)	(77,048)	1,349	(430,627)
Operating income	175,427	37,312	—	212,739
Financial revenue and other, net	410	(132)	—	278
Equity in net income of unconsolidated affiliates	419	—	—	419
Income before income taxes	176,256	37,180	—	213,436
Income tax expense	(64,786)	(12,098)	—	(76,884)
Minority interest	(208)	(925)	—	(1,133)
Net income	€111,262	€24,157	—	€135,419
Depreciation of property and equipment and amortization of intangible assets	19,172	3,881	—	23,053
Total assets	807,740	180,566	(23,816)	964,490
Acquisitions of property and equipment and intangible assets	(15,590)	(3,646)	—	(19,236)

The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

(In thousands)	France	United States & other	Total

2005
Revenues	€490,102	€444,411	€934,513
Identifiable assets	722,538	690,779	1,413,317
Acquisitions of property and equipment and intangible assets	(23,936)	(19,254)	(43,190)
2004
Revenues	€466,961	€329,591	€796,552
Identifiable assets	619,667	479,484	1,099,151
Acquisitions of property and equipment and intangible assets	(12,955)	(13,849)	(26,804)
2003
Revenues	€450,501	€304,322	€754,823
Identifiable assets	562,630	401,860	964,490
Acquisitions of property and equipment and intangible assets	(8,655)	(10,581)	(19,236)

DASSAULT SYSTÈMES Form 20-F 2005 F-35

Back to Contents

The Company also receives data from IBM that identifies the location of IBM’s end-user customers. Using such information, revenue – including revenue not derived from IBM – by geographic area would be as follows:

(in thousands)	2005	2004	2003

France	€120,392	€107,359	€88,560
Western Europe - other than France	317,790	263,552	265,279
Americas	283,047	230,906	215,388
Asia/Pacific	213,284	194,735	185,596

Total	€934,513	€796,552	€754,823

Note 18. Principal Dassault Systèmes Companies

The principal Dassault Systèmes’ companies included in the scope of consolidation as at December 31, 2005 are as follows:

Country	Consolidated companies	% of voting rights	% of share-holding

United States	Abaqus Inc. and its subsidiaries	100%	100%
France	Athys	80%	80%
France	Dassault Data Services	95%	95%
Germany	Dassault Systèmes AG	100%	100%
Canada	Dassault Systèmes Canada Inc.	100%	100%
United States	Dassault Systèmes Corporation	100%	100%
Canada	Dassault Systèmes Inc.	100%	100%
Japan	Dassault Systèmes Kabushiki Kaisha and its subsidiaries	100%	100%
United Kingdom	Dassault Systèmes Ltd.	100%	100%
United States	Dassault Systèmes of America Corp. and its subsidiaries	100%	100%
France	Dassault Systèmes Provence	100%	100%
Russia	Dassault Systèmes Russia Corp.	100%	100%
France	Dassault Systèmes SAS	100%	100%
Canada	Dassault Systèmes Services Llc	100%	100%
Italy	Dassault Systèmes Srl	100%	100%
Switzerland	Dassault Systèmes Switzerland Ltd.	98%	98%
United States	Delmia Corporation and its subsidiaries	100%	100%
Germany	Delmia GmbH	100%	100%
United States	Enovia Corporation and its subsidiaries	100%	100%
United States	Invention Machine Corporation	20%	20	%(1)
France	Knowledge Technologies International France	100%	100%
Canada	Rand North America	70%	70%
Canada	Safework Inc.	100%	100%
Israel	SmarTeam Corporation Ltd and its subsidiaries	100%	100%
United States	SolidWorks Corporation and its subsidiaries	98%	98%
United States	Spatial Corp. and its subsidiaries	100%	100%

F-36 DASSAULT SYSTÈMES Form 20-F 2005

Back to Contents

Country	Consolidated companies	% of voting rights	% of share-holding

United States	Structural Research and Analysis Corp.	100%	100%
Germany	TransCAT Verwaltungs GmbH	100%	100%
Germany	TransCAT Kunststofftechnik GmbH	60%	60%
Sweden	TransCAT PLM AB	100%	100%
Switzerland	TransCAT PLM AG	100%	100%
Germany	TransCAT PLM GmbH & Co. KG	100%	100%
United Kingdom	TransCAT PLM Ltd.	100%	100%
France	Virtools SA and its subsidiaries	100%	100%
India	3DPLM Software Solutions Ltd.	30%	30	%(1)
______________
(1)	Accounted for under the equity method. All other entities are consolidated.

Note 19. Subsequent Events

In March 2006, the Company entered into a built-to-suit lease agreement for new headquarters facilities which will take effect starting 2008 when construction is expected to be completed. Under this agreement, the Company has committed to lease approximately 55,000 square meters of office space located in Vélizy, outside Paris, France, for a non-cancelable initial term of 12 years, with options to renew for additional periods. Future minimum rental payments over the initial term amount to approximately €178 million in the aggregate.

On May 11, 2006, we completed the acquisition of MatrixOne, Inc., for a total cost, excluding transaction costs, of approximately $410 million. MatrixOne is a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high tech, consumer products and medical devices industries, among others.

In March 2006, the Company borrowed €200 million under the Loan Facility (see Note 12. Borrowings).

DASSAULT SYSTÈMES Form 20-F 2005 F-37