Form 20-F/A
period 2005-12-31
DASSAULT SYSTEMES SA
filed 2006-06-30
CIK 1016118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 0-28578

DASSAULT SYSTEMES

(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of Incorporation or Organization)

9, quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France
(33-1) 40-99-40-99
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one common share, nominal value € 1 per share Common stock, nominal value € 1 per share	The Nasdaq National Market The Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock, nominal value €1 per share as of December 31, 2005:  115,038,378

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on June 29, 2006, is being filed solely for the purpose of amending the exhibits to include Exhibits 4(a).5 and 4(a).6.  Due to a filing error, these exhibits were not included in the initial filing of the Form 20-F.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed on June 29, 2006. Other than for the purpose of filing Exhibits 4(a).5 and 4(a).6, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 29, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Date: June 30, 2006	DASSAULT SYSTEMES S.A.

/s/Thibault de Tersant
Thibault de Tersant
Executive Vice President and Chief Financial Officer