Form 20-F
period 2006-12-31
DASSAULT SYSTEMES SA
filed 2007-05-29
CIK 1016118

Use these links to rapidly review the document
Table of contents
PART I
PART II
PART III
Item 17: Financial Statements

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

COMMISSION FILE NUMBER 0-28578

DASSAULT SYSTÈMES
 (Exact name of Registrant as specified in its charter)

FRANCE
(Jurisdiction of incorporation or organization)

9, quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France
(33-1) 40-99-40-99
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary shares, each representing one common share, nominal value €1 per share	The NASDAQ Global Market
Common Stock, nominal value €1 per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, nominal value €1 per share as of December 31, 2006: 115,770,290

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

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes    ☒ No

3

4    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Terminology Used in this Annual Report

Our Business

We currently organize our business and market our products and services according to two types of applications: "Product Lifecycle Management", or "PLM", and "Mainstream 3D". We describe them in "Item 4B. Business Overview – Summary".

"Process-centric" and "design-centric" are our two business segments:

•
the "process-centric" segment refers to our PLM products and services, and

•
the "design-centric" segment refers to our Mainstream 3D products.

Our Principal Companies and Brands

Companies	Main Brands
Product Lifecycle Management (PLM) business
"Dassault Systèmes" or "DS": our parent company Dassault Systèmes S.A. (the "Company") and its subsidiaries	CATIA
"Dassault Systèmes Simulia Corp." (formerly, Abaqus, Inc.)	SIMULIA
"Delmia", which refers to Delmia Corp.	DELMIA
"Dassault Systèmes Americas Corp." (DSAC) (formerly, Enovia Corp.)	ENOVIA
"MatrixOne", which refers to MatrixOne, Inc.	ENOVIA
Mainstream 3D business
"SolidWorks", which refers to SolidWorks Corporation	SolidWorks

You can find descriptions of our main brands in "Item 4.B Business Overview – Market Structure and Brands".

Our Technology

"CAA V5": Component application architecture for our V5 platform, described in "Item 4B: Business Overview – Key Business Strengths" under "We have an extended enterprise model".

"DMU": Digital mock-up, described in "Item 4A: History and Development of the Company" under "1981 through 2005".

"PDM" (Product Data Management) products refers collectively to our products under the ENOVIA brand.

"PPR": Product, process and resources, described in "Item 4B: Business Overview – Technology, Research and Product Development" under "Overview – Version 5 technology".

"SOA": Service-Oriented Architecture, described in "Item 4B: Business Overview – Technology, Research and Product Development" under "Overview".

"V5" (Version 5): our current generation software platform, described in "Item 4B: Business Overview – Technology, Research and Product Development" under "Overview – Version 5 technology".

"3D XML": 3D Extensible Markup Language, described in "Item 4B: Business Overview – Technology, Research and Product Development" under "Overview – Openness of our software solutions".

DASSAULT SYSTÈMES    Form 20-F 2006    5

Back to Contents

PART I

6    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2006    7

Back to Contents

Item 3: Key Information

A. Selected Financial Data

The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2006, are derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
(in millions, except per share data and percentages)	2006(1)	2006	2005	2004	2003	2002
Consolidated Statement of Income Data(2)
Software revenue(3)	$1,271.3	€963.1	€783.6	€670.9	€645.6	€669.9
Services and other revenue	257.0	194.7	150.9	125.7	109.2	104.2

Total revenue	1,528.3	1,157.8	934.5	796.6	754.8	774.1

Cost of software revenue	(65.5)	(49.6)	(26.8)	(21.7)	(21.7)	(24.4)
Cost of services and other revenue	(189.7)	(143.7)	(115.3)	(101.0)	(89.7)	(96.4)
Research and development	(395.9)	(299.9)	(250.0)	(221.9)	(215.6)	(221.6)
Marketing and sales	(390.7)	(296.0)	(223.0)	(173.7)	(162.4)	(169.7)
General and administration	(110.5)	(83.7)	(58.6)	(47.1)	(46.8)	(47.9)
Amortization of acquired intangibles	(51.5)	(39.0)	(9.8)	(1.4)	(5.9)	(11.1)

Total operating expenses	(1,203.8)	(911.9)	(683.5)	(566.8)	(542.1)	(571.1)

Operating income	324.5	245.9	251.0	229.8	212.7	203.0

As a percentage of total revenue	21.2%	21.2%	26.9%	28.8%	28.2%	26.2%
Financial revenue and other, net	4.8	3.6	14.9	7.0	0.3	3.0
Income from equity investees	1.3	1.0	1.0	0.7	0.4	0.3

Income before income taxes	330.6	250.5	266.9	237.5	213.4	206.3

Income tax expense	(93.5)	(70.8)	(90.8)	(80.9)	(76.9)	(79.4)
Minority interest	0.1	0.1	(0.6)	(0.2)	(1.1)	(0.5)
Net income	$237.2	€179.8	€175.5	€156.4	€135.4	€126.4

As a percentage of total revenue	15.5%	15.5%	18.8%	19.6%	17.9%	16.3%
Basic net income per share	$2.06	€1.56	€1.54	€1.38	€1.20	€1.11
Diluted net income per share	$1.99	€1.51	€1.49	€1.35	€1.18	€1.09
Average number of shares	115.2	115.2	114.0	113.2	113.0	114.1
Diluted number of shares	119.4	119.1	117.6	116.2	114.7	116.2

Dividends per share(7)	$0.58	€0.44	€0.42	€0.38	€0.34	€0.33

8    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

	Year ended December 31,
(in millions, except per share data and percentages)	2006(1)	2006	2005	2004	2003	2002
Supplemental Non-GAAP Statement of Income Data(4)
Revenue	$1,554.3	€1,177.5	€943.6	€796.6	€754.8	€774.1
Operating income	417.4	316.2	269.9	231.2	218.6	214.1
As a percentage of total revenue	26.9%	26.9%	28.6%	29.0%	29.0%	27.7%
Net income	287.1	217.5	187.2	157.6	140.4	136.0

Diluted net income per share	2.42	1.83	1.59	1.36	1.22	1.17

	December 31,
(in millions)	2006(1)	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$606.2	€459.3	€379.9	€552.8	€439.7	€388.4
Net working capital(5)	615.6	466.3	388.5	591.2	505.1	472.6
Total assets	2,450.0	1,856.0	1,413.3	1,099.2	964.5	920.2
Long-term and short-term debt	264.0	200.0	0.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations(6)	192.5	145.8	74.1	51.6	55.1	50.4
Capital stock	152.8	115.8	115.0	113.8	113.4	114.6

Shareholders' equity	1,465.3	1,110.0	986.1	759.2	657.7	628.3
(1)
U.S. dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.3197 per €1.00, the Noon Buying Rate on December 31, 2006.
(2)
Due to our marketing and sales agreement with IBM, as discussed in Note 3 below, our revenue and percentage of various expenses and other line items to revenue may not be comparable to those of our competitors. See "Item 5A: Operating Results."
(3)
A substantial portion of our revenue is derived from our marketing and distribution agreements with IBM. See "Item 4B: Business Overview – Sales and Marketing" and Note 7 to our consolidated financial statements.
(4)
Readers are cautioned that the supplemental non-GAAP financial information is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered in isolation from or as a substitute for U.S. GAAP measurements. The supplemental non-GAAP financial information should be read only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP. Furthermore, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. For a reconciliation of this non-GAAP financial information with our audited financial statements and the related notes, and a discussion of the limitations of the non-GAAP measures, see "Item 5A: Operating Results – Supplemental Non-GAAP Financial Information".
(5)
Net working capital consists of total current assets less total current liabilities.
(6)
Includes financial leases. See Note 10 to our consolidated financial statements.
(7)
The 2006 dividend is subject to approval by the shareholders at the next shareholders' meeting scheduled for June 6, 2007. The U.S. dollar value of the dividend will be determined according to the exchange rate on the date of payment of the dividend. Dividend amounts exclude the avoir fiscal. See "Item 8. Financial Information – Dividend Policy".

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.3197 per €1.00, which was the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2006. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

DASSAULT SYSTÈMES    Form 20-F 2006    9

Back to Contents

The following table sets forth, for the periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

EXCHANGE RATES

	Period end	Average(1)	High	Low
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
November 2006	1.33	1.29	1.33	1.27
December 2006	1.32	1.32	1.33	1.31
January 2007	1.30	1.30	1.33	1.29
February 2007	1.32	1.31	1.32	1.29
March 2007	1.34	1.32	1.34	1.31
April 2007	1.37	1.35	1.37	1.34
May 2007 (through May 24)	1.36	1.35	1.36	1.34
(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant year.

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

Our revenue and earnings depend on corporate spending on information technology infrastructure, which may decrease during periods of weak general economic and business conditions or due to significant fluctuations in currency exchange rates.

The deployment of a Product Lifecycle Management (PLM) solution may represent a large portion of a customer's investments in software technology. Decisions to make such an investment are impacted by the economic environments in which our customers operate. Any important business slowdown or recession, or a significant fluctuation in currency exchange rates, particularly as between the U.S. dollar and the euro, could lead our customers to reduce, defer or cancel their investments in information technology. A decline in such investments could cause our revenue, net earnings and cash flows to decrease, or to grow more slowly, whether on an annual or quarterly basis.

Due to their specific investment cycles and sensitivities to short-term economic conditions, the various industrial sectors we serve have different degrees of exposure to declines in corporate investment, both in terms of intensity and timing. Although these differences have in recent years generally assisted us in mitigating the potential negative impact of downturns in any particular industry, significant downcycles in several key industrial sectors might in the future occur over the same period, which could cause our revenues, net income and cash flow for such period to decline.

10    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

As a result of our historical approach to commercializing our PLM products, a substantial portion of our total revenue results from a long-standing marketing and distribution agreement with IBM. Recently, we have begun to assume much greater responsibility for both indirect and direct sales channels for our PLM products. If we do not effectively address the resulting management and commercial challenges, our revenue and ability to grow could be negatively impacted.

Pursuant to our long-standing, mutually non-exclusive agreement with IBM, IBM markets and distributes a substantial portion of our PLM products worldwide. According to the terms of the agreement, we license these products to IBM, who then sub-licenses them to end-users. Revenue generated through our agreement with IBM represented 45%, 52% and 56% of our total revenue in 2006, 2005 and 2004, respectively. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing and sales and the compensation of its sales personnel. A decision by IBM to cease, freeze or reduce substantially its marketing and distribution efforts for our PLM products would have an immediate and material adverse effect on our financial condition and results of operations.

Starting in 2005, we began to significantly expand our role in marketing and distributing our PLM products through the progressive transitioning from IBM to us of full responsibility for the indirect PLM sales channels:

•
in 2005 we started managing the PLM channel for IBM in a number of European countries and in the United States. In parallel, we began to sell to a network of resellers in China, Australia and New Zealand;

•
in 2006, we expanded our sales to resellers in France, Belgium, Taiwan and Latin America;

•
in 2005 and 2006, principally as a result of our two recent major acquisitions, we substantially expanded our PLM direct sales channels; and

•
in 2007, under a new agreement with IBM, we have continued this transition and begun to sell to a network of resellers in the United States, Canada, the UK and South Korea, among other countries.

By 2008, we expect to have responsibility for PLM indirect sales channels on a global basis, while IBM will continue to market our PLM products, including DELMIA and ENOVIA MatrixOne, to large enterprises. See "Item 4B: Business Overview – Sales and Marketing". We must ensure market understanding and acceptance of our evolving role to avoid sales channel conflict, as well as to maintain an effective relationship with IBM. If IBM and we do not properly manage the transition as planned by the new agreement, our revenue and ability to grow may be negatively affected.

In order to support our expanding marketing and sales initiatives, we are taking steps to substantially strengthen our global PLM marketing and sales forces and develop the needed tools and processes. If we do not effectively meet these management and commercial challenges, future growth in revenues may be adversely affected, we may lose clients and market opportunities and we may incur substantial costs and inefficiencies.

IBM also is not prohibited from competing with us, marketing and distributing competing PLM software applications, providing services around competing PLM software applications, or acquiring or forming a strategic alliance with one or more of our competitors.

If we do not maintain and improve the technological strength of our products, demand for them may be reduced.

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

As a result, our success is highly dependent upon our ability:

•
to understand our customers' needs, and support them in reengineering key product lifecycle processes and managing the migration of substantial amounts of data;

•
to enhance our existing solutions by developing more advanced technologies;

•
to anticipate and take timely advantage of quickly evolving technologies; and

•
to introduce new solutions in a cost-effective and timely manner.

We commit substantial resources to the development of new offerings, but we continue to face the challenge of increasingly complex integration of our products' different functionalities to address our customers' PLM requirements. As a result, longer and more difficult industrialization work is required for new releases and offerings. In addition, if we are not successful in anticipating technological leaps and developing new solutions and services that address our customers' increasingly sophisticated expectations, demand for our products could decline, and our results of operations and financial condition could be negatively affected.

DASSAULT SYSTÈMES    Form 20-F 2006    11

Back to Contents

Errors or defects in our products could cause us to incur additional costs, lose revenue and business opportunities and expose us to potential liability.

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

Errors, defects or other performance problems in our products may also result in the loss of, or delay in, the market acceptance of our products or postponement of customer deployment. Such difficulties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenues which would have been generated by our sales to companies participating in the customer's supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.

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

Currency fluctuations may significantly affect our results of operations.

Our results of operations have been, and may in the future be, significantly affected by changes in exchange rates. Exchange rate fluctuations can impact the revenues and expenses recorded in our statement of income upon translation of other currencies into euro. Although we currently benefit from a natural coverage of most of our exposure to U.S. dollars, our revenues denominated in Japanese Yen, Korean Won and British Pound substantially outweigh our expenditures in these currencies, which exposes our financial results to a potential depreciation in their value relative to the euro.

Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record and pay an expense. Any such differences are accounted for in the "Exchange gain/loss" portion of our financial revenue.

See "Item 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign currency exchange risk."

Since market growth rates for our software applications and the revenue growth rates of our significant competitors are computed in U.S. dollars, such growth rates from period to period may not be comparable to our euro-computed revenue growth rates for the same periods.

Claims that our products, or any third-party components embedded in our products, infringe the proprietary rights of others could harm our sales and increase our costs.

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

12    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

The regulatory environments in which we operate have become increasingly complex, including with respect to accounting standards and internal controls.

Due to the global reach of our operations and our listings on French and U.S. stock exchanges, we are subject to complex, overlapping and rapidly evolving laws, regulations and requirements, including with respect to our financial statements, which are prepared according to both International Financial Reporting Standards (IFRS) and U.S. GAAP. The laws and regulations to which we are subject have become increasingly complex and apply to a wide variety of areas, including corporate governance and internal controls. The cost of compliance and the failure or suspected failure to comply with any of these regulations may result in increased regulatory scrutiny through inquiries or investigations, adverse media attention and the possible distraction of management time as well as in penalties, fines, disciplinary actions, an increase to our litigation risk or limits on our business operations. A number of these adverse consequences could occur even if it is ultimately determined that there has been no failure to comply. There can be no assurance that additional regulation in any of the jurisdictions in which we now, or in the future may, operate would not significantly increase the cost of regulatory compliance.

If we fail to adequately protect our intellectual property, our competitive market position could be harmed.

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

If our strategies for protecting our intellectual property fail to achieve adequate protection, third parties may develop similar technology and cause a reduction in our software revenues. Furthermore, although we enter into confidentiality and license agreements with our employees, distributors, customers and potential customers, and limit access to and carefully control the distribution of our software, documentation and other proprietary information, the measures we take may not be adequate to deter misappropriation or independent third party development of our technology.

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

The trading price of our shares and ADSs may be subject to wide fluctuations in response to quarterly variations in our operating results and the operating results of other software applications developers in our markets. In addition, capital markets around the world experience from time to time extreme price and volume fluctuations, which may particularly affect the market prices for many high-technology companies which have become highly volatile.

DASSAULT SYSTÈMES    Form 20-F 2006    13

Back to Contents

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

If we are unable to hire or retain our key personnel and executives, our business activities and operating results may be negatively affected.

Our success depends to a significant extent upon the continued service of our key managers and highly qualified research and development, technical, support, sales management and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. In particular, if we fail to hire on a timely basis, and retain, highly skilled sales forces, we may hinder the expansion of the sales organization and slow growth in revenues. The competition for such employees is intense, and if we lose the ability to hire and retain key employees and executives with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and operating results. We generally do not maintain insurance with respect to the loss of our key personnel.

The growth of Dassault Systèmes creates organizational stresses which can adversely affect our business or financial performance.

Dassault Systèmes has continued to expand through acquisitions and internal development. Our significant growth in revenues, employees, operations and customer contacts creates organizational stresses as management policies and internal systems must be adapted and integrated to meet the needs of a larger, more complex structure. We must also continue to re-organize ourselves to maintain efficiency, and remain focused on our strategy while ensuring customer retention. If we do not address these issues effectively and in a timely manner, our product development, internal processes and commercial operations may experience inefficiencies or fail to satisfy adequately market or customer demands, which could adversely affect our business performance.

In addition, in order to realize future acquisitions or investments, we may use significant financial resources, make potentially dilutive issuances of equity securities or incur debt. These transactions may also cause us to incur amortization expenses related to intangible assets other than goodwill, or generate goodwill subject to annual (or more frequent) impairment tests. Minority interests or other investments in unaffiliated partners may also have to be written down in our accounts as a result of impairment. Acquired companies may also carry the risk of unanticipated or contingent liabilities, including litigation risk related to prior events (see above the risk of claims that embedded components violate third-pary intellectual property rights). Each of these potential consequences of an investment or acquisition could reduce our operating margin or net income. Also, due to local regulatory constraints, a planned acquisition might not be realized as anticipated or at all.

Our products, business development and sales could be adversely affected if we experience difficulties with our partners.

Our PLM strategy requires fully integrated solutions of computer-aided-design, simulation and manufacturing and data management products, which are themselves increasingly complex. To implement our PLM strategy, we have chosen to partner with other companies in such areas as:

•
hardware and technology, to maximize our benefits from available technology;

•
product development, to enable software developers to create and market their own software applications using our key product architecture; and

•
consulting and services, to support customers adapting and deploying PLM solutions.

We believe that our partnering strategy allows us to reduce costs while achieving broader market coverage.

Our broad partnering strategy creates a degree of dependency on such partners. Serious difficulties in our relationships with our partners, or an unfavorable change of control of our partners, may adversely affect our products, business development and sales. In addition, any failure by our partners to deliver products of the quality or according to the timing expected may cause delays in the delivery of, or deficiencies in, our own products.

Competitive price pressure and a longer sales cycle could negatively impact our revenue, financial performance and market position.

Over the last several years prices have declined in the technological market, and this trend could continue or accelerate. This price decline may result from competition, low marginal production costs and/or rapid technological change. In addition, in the past few years, we have seen a move towards consolidation in our industry, which may lead to increased competitive pressure. Industry consolidation may also lead to the adoption by competitors of business models fundamentally different than ours, causing a substantial decline in prices and requiring us to adapt to a substantially different market environment. These competitive price pressures could negatively impact our revenue, financial performance and market position.

14    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

In parallel, due to the complexity of our PLM products, the sales cycle for PLM products is relatively long. If the sales cycle lengthens further, we could face a slowdown in our revenue growth.

Our research and development facilities are subject to risks of damage or temporary unavailability.

Our research and development facilities are computer-based and rely on the proper functioning of complex software and integrated hardware systems. However, it is not possible to guarantee the uninterrupted operation and security of these systems. For example, the invasion of our computer-based systems by either computer hackers or industrial pirates could interfere with their proper functioning and cause substantial damage, loss of data or delays in on-going research and production activities. Computer viruses, whether deliberately or unintentionally introduced, could also cause similar damage, loss or delays. As many of our systems include advanced or state-of-the-art functionalities, computer "bugs" or design errors could cause malfunctions.

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

We are subject to the risks inherent in international operations.

As a global participant in the software industry, our business is subject to certain risks inherent in international operations that are beyond our control. These risks include tariffs, duties, export controls and other trade barriers; unexpected changes in regulatory requirements and applicable laws; and political and economic instability in certain countries. Any of these factors could harm our operating results. There can be no assurance that we will not experience material adverse effects with respect to our international operations and sales.

Groupe Industriel Marcel Dassault owns approximately 44.45% of our outstanding shares, and continues to act as controlling shareholder.

Groupe Industriel Marcel Dassault (GIMD), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and owned approximately 44.45% of our outstanding shares and controlled approximately 44.46% of the voting rights as of December 31, 2006. As a result, GIMD continues to act as controlling shareholder with respect to matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

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

Holders of ADSs may be subject to additional risks related to holdings ADSs rather than shares.

ADS holders will generally have the right to instruct the depositary to exercise the voting right for the shares represented by the ADSs. However, because holders of ADSs do not hold their shares directly, there can be no guarantee that they will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other intermediaries, will not have the opportunity to exercise a right to vote at all.

Preemptive rights may be unavailable to holders of our ADSs.

Under French law, upon the issuance of new shares or equity-related securities for payment, we may grant preemptive rights to our shareholders to subscribe to such securities on a prorata basis. However, holders of our ADSs may not be able to exercise these preemptive rights for the shares underlying their ADSs unless both the rights and the shares are registered under the Securities Act of 1933 or an exemption from registration is available. At the time of any rights offering, considering the costs and benefits associated with such an offering to the ADS holders, or other factors, we may elect not to file such a registration statement or an exemption from registration may not be available. If preemptive rights cannot be exercised by an ADS holder, the depositary of our ADS program may sell such holder's preemptive rights and distribute the proceeds to the holder. If the sale of such rights is not lawful or reasonably practicable or is not possible for any other reason, the ADS depositary may allow the rights to lapse, in which case the ADS holders will receive no value for these rights.

DASSAULT SYSTÈMES    Form 20-F 2006    15

Back to Contents

Item 4: Information on the Company

A. History and Development of the Company

1981 THROUGH 2005

Dassault Systèmes was established in 1981 through the spin-off of a team of engineers from Dassault Aviation, which was developing software to design products in three dimensions (3D). We entered into a distribution agreement with IBM the same year and started to sell our software under the CATIA brand to automotive and aerospace customers. Through our work with large industrial customers, we learned how important it was for them to have a software solution that would support their product development processes. With this in mind, we enriched our solution to enable the design of "digital mock-ups" (DMU) which helped our customers reduce the number of physical prototypes and realize substantial savings in product development cycle times. The first significant project realized with this new approach was the Boeing 777. We also broadened our targeted industry segments to fabrication and assembly, consumer goods, electrical and electronics, shipbuilding and plant design.

In 1997, we organized our business in two segments: the "process-centric" segment (which we refer to as "PLM"), which supports our customers' end-to-end product development process, and the "design-centric" segment (which we refer to as "Mainstream 3D"), dedicated to customers seeking to design products in 3D. In conjunction with this decision, we acquired SolidWorks Corporation, with the goal of targeting the significant market of companies designing their products in two dimensions (2D) and interested in taking advantage of the power of 3D design.

In order to fulfill the mission to provide a robust, integrated PLM solution supporting the entire product lifecycle, and in conjunction with our internal development, we undertook a series of targeted acquisitions and developed a new software platform, Version 5, for the process-centric segment. In 1998, we acquired the "Product Manager" software and development laboratory from IBM, which we merged with our virtual product data management application to create the ENOVIA product line. In 1999, following our acquisition of SmarTeam Corporation, we developed a portfolio of applications to manage product data configurations, product lifecycle integration and collaboration. In 1999, we also introduced Version 5 (V5), an innovative software platform to develop integrated Product Lifecycle Management solutions. In 2000, DELMIA was launched in order to address the digital manufacturing domain following a series of three acquisitions, including (i) Deneb, a U.S. company specialized in robotic simulation which we acquired in 1997, (ii) Safework, a Canadian company specialized in human modeling technology, in 2000, and (iii) Delta, a German company specialized in manufacturing process management software, also in 2000. In 2000, we acquired Spatial Corp., a U.S. company, to develop and sell its software components, including ACIS.

In 2004 we created DELMIA Automation and entered the automation market using technology developed both internally and through the acquisition in 2003 of Athys, a French company specialized in the development of workcell control software.

In 2005 we introduced a new PLM brand, SIMULIA, for realistic simulation. Our SIMULIA brand includes the business of Abaqus, Inc., which we acquired in October 2005 (and renamed Dassault Systèmes Simulia Corp. in May 2007), as the core of our realistic simulation offerings, in combination with our existing Dassault Systèmes simulation activities. Abaqus has advanced expertise in software for finite element analysis, a computer simulation technique used in engineering analysis to simulate the real world behavior of a product. In connection with the introduction of SIMULIA, we unveiled plans to develop an open, multi-physics platform designed to enable the integration of many types of simulation applications.

Contributing to our 3D For ALL initiatives, in 2005 we acquired Virtools, a company with significant expertise in interactive Web applications which give life-like behavior to 3D content. Our objective is to bring the power and value of such 3D representations to a broad audience of potential users.

2006

We expanded our collaborative product offerings and broadened our vertical industry focus from seven to eleven industries with the acquisition of MatrixOne, Inc., a publicly held company, in May 2006 for a total cost of €324 million (including transaction costs). MatrixOne is a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high-tech, consumer products and medical devices industries. MatrixOne's customers included more than 850 companies, such as Alcatel, Celestica, GAP, General Electric, IBM, Intel, Johnson & Johnson, Nokia, Philips, Procter & Gamble, Qualcomm, Sony Ericsson, STMicroelectronics and Toshiba. At the date of the acquisition, MatrixOne had 488 employees and offices in North America, Europe and

16    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Asia Pacific. Following completion of the acquisition, MatrixOne became one of our three product lines under the ENOVIA brand. For more information on our ENOVIA portfolio, see "Item 4B: Business Overview – Market Structure and Brands". For information on the impact of the acquisition on our operating results for 2006, see "Item 5A: Operating Results". For other financial information related to our acquisition of MatrixOne, including pro forma information, see Note 5 to our consolidated financial statements.

In 2006, we acquired Dynasim AB, a Swedish company specializing in modeling and simulation solutions for embedded systems in connection with the development of our CATIA Systems strategy. For more information on our CATIA Systems strategy, see "Item 4B: Business Overview – Technology, Research and Product Development". In 2006, SolidWorks acquired GCS Scandinavia AB, a Swedish company with a product data management product which is now distributed by SolidWorks as PDMWorks Enterprise.

PRINCIPAL INVESTMENTS

Our principal acquisitions of companies over the last three years include:

Company	Year	Purchase Price
MatrixOne, Inc.	2006	€324 million (including transaction costs)
Abaqus, Inc.(1)	2005	€346 million (including transaction costs)
(1)
Renamed Dassault Systèmes Simulia Corp. in May 2007.

Acquisitions of companies, or equity interests in companies, and intangible assets offering strategic technology represent our main capital expenditures. See "Item 5A: Operating Results – Executive Overview for 2006 – MatrixOne and Abaqus Acquisitions" and "Item 5B: Liquidity and Capital Resources".

CORPORATE INFORMATION

Dassault Systèmes S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. Our Company was created on June 9, 1981 for a duration of 99 years and is governed by French company law and related regulations. Our registered office is located in Suresnes, France, at 9, quai Marcel-Dassault, B.P. 310, 92156, and the telephone number is: 33 (0) 1 40 99 40 99. For a list of our subsidiaries, see "Item 4C: Organizational Structure" below. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

We have been a publicly listed company since 1996, and our shares are listed in France on the Paris Stock Exchange (Eurolist – Compartment A) and in the United States on the NASDAQ Global Market.

B. Business Overview

SUMMARY

We are the world leader, based on global market share, of Product Lifecycle Management (PLM) software solutions. We also provide our expertise in 3D technology to businesses of all sizes and in many industries.

Our strategic mission is to provide software solutions and consulting services that enable our customers to:

•
innovate in product and services design and quality;

•
accelerate the introduction of products and services to satisfy market demand;

•
create and manufacture products more cost effectively; and

•
simulate their end-customers' experiences (to understand and respond to their needs and to capture such information in order to develop, adapt or introduce new products responding to their customers' evolving requirements).

Our software applications address a wide range of products, from apparel, consumer goods, machine parts and semiconductors to automobiles, aircraft, ships and factories. Our global customer base includes companies primarily in eleven sectors: automotive; aerospace; industrial equipment; consumer goods; high-tech; power, process and petroleum; shipbuilding; and our four newest industry verticals – consumer packaged goods, life sciences, architecture and construction, and services.

Our five brands are SolidWorks, in the Mainstream 3D market, and CATIA, DELMIA, SIMULIA and ENOVIA in the PLM market. Each brand has its own clearly defined mission, as explained under "Market Structure and Brands" below.

DASSAULT SYSTÈMES    Form 20-F 2006    17

Back to Contents

PRODUCT LIFECYCLE MANAGEMENT (PLM) – 81% OF CONSOLIDATED REVENUE IN 2006

PLM software and services enable companies to simulate, in a 3D collaborative environment, the entire lifecycle of a product, from its conceptual stage through development, manufacturing and maintenance. This fundamental transformation to the management of product and process development through digital technology creates important new opportunities for innovation. Moreover, our PLM solutions help companies reduce both time to market and costs, as well as better integrate their design and production processes with market needs. Using advanced and breakthrough modeling technologies, including highly sophisticated 3D visualization and collaborative internet technology, our products allow engineers, manufacturing planners, financial planners and other participants to simulate product behavior and manufacturing operations through virtual prototypes rather than actual physical mock-ups, thereby saving significant time and resources, while increasing innovation and quality. Data about the product and its production, use and maintenance can be shared, modified, managed and archived on an integrated information platform.

MAINSTREAM 3D – 19% OF CONSOLIDATED REVENUE IN 2006

Our Mainstream 3D solutions focus principally on product design rather than the entire product lifecycle. These 3D products, which are marketed under our SolidWorks brand, complement our PLM offering by reaching a far larger number of potential users, and they are designed to capitalize on the significant migration opportunity of 2D users to 3D design. Our goal is to set the global standard for Mainstream 3D mechanical design software.

EMERGING INITIATIVES

During 2006, we continued to develop our initiatives in "3D For ALL" and DELMIA Automation. We do not expect our emerging initiatives to be meaningful contributors to our financial results for the time being, as we have only recently begun to record sales.

3D For ALL

Over the last several years we have been directing a portion of our research and development and investment resources on expanding vertically to make 3D technology more broadly available to multiple levels of users, from content creators to professionals to consumers. We call this broadly expanded application of 3D technology "3D For ALL". Our initiatives to date have focused on two axes: first to help develop a standard for the exchange of 3D content among a wide array of users with 3D XML; and second, to help customers simulate the experience of a product in use in a 3D environment with our Virtools technology. More broadly, Virtools 3D real-time technologies and solutions are used in a wide variety of applications such as simulation of product usage, ergonomic testing, creating the shopping experience, training scenarios and Web marketing applications.

DELMIA Automation

We believe the automation market is potentially a large market with long-term opportunity for growth. Automated systems are used in all industries and their controlling systems have been, until recently, tested and adjusted using the physical equipment on the shop floor.

We are developing our DELMIA Automation software to enable control engineers in all automation industries to digitally define, control and monitor automated systems entirely in a 3D virtual environment and link them with manufacturing processes defined using DELMIA PLM. The key benefits of our automation solutions are to enable customers to: (i) simulate production resources before production begins; (ii) reduce time to design, program, test and optimize automated systems; and (iii) gain a complete view of their manufacturing operations by digitally exploring and optimizing both their engineering process and controls.

We believe our strategy of partnering with different automation industry leaders has enabled us to develop virtual programming solutions that work in a variety of industries and in a multi/diverse programmable logic controller (PLC) hardware environment.

KEY BUSINESS STRENGTHS

We believe that our leadership and increasing share of the global PLM market is due to our key business strengths.

•
We develop long-term, integrated relationships with our customers.  Our approach has always been to develop long-term partnerships with customers in our targeted industries. We work closely with our customers to involve them in all phases of product development and to identify their evolving needs. Through these close, long-term working relationships, we are able to gain a deep understanding of their product design processes and requirements. We believe this level of knowledge enables us to develop software solutions more closely attuned to the requirements of our customers, and highly suited to the industries we address. We have also introduced specific industry solutions addressing the unique aspects of product development across different industries to help our customers perform business transformations.

•
We have a substantial commitment to technological innovation.  The development of breakthrough technologies has been a core component of our business strategy since our inception. We have devoted significant resources each year to research and development, with 2006 investments representing 26% of total revenue. Our research and development is two-fold in nature, focusing on further

18    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

  advancing our current portfolio of software applications and, at the same time, on the development of technologies and applications which we expect to bring to market over the medium- to longer-term. Our technology, research and product development efforts span key domains including: introducing new PLM and 3D MCAD applications, advancing our V5 platform, developing a multi-physics simulation platform, and further expanding our addressable markets with the introduction of new, emerging technologies and application domains, including 3D For ALL, CATIA Systems and DELMIA Automation.

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

   PLM:

•
CATIA, virtual product design for product excellence;

•
DELMIA, virtual production for manufacturing performance;

•
SIMULIA, virtual testing for engineering quality; and

•
ENOVIA, a global collaborative environment for business process optimization.

   Mainstream 3D design:

•
SolidWorks, for productive and easy-to-use 3D mechanical design.

•
We have an extended enterprise model.  Since our inception in 1981, we have developed a network of partners for product development, marketing and enhancement of customer relations, and we intend to continue to build on our extended enterprise model. For marketing and sales, we have important relationships with IBM, a network of distribution partners, as well as a direct sales force. In PLM we have created a program, "CAA V5", to enable independent software companies to develop and build complementary applications onto our V5 platform. Similarly, in the Mainstream 3D design market, SolidWorks has developed a large network of partners offering complementary products. And through customer cooperation, we establish an on-going dialogue between our customers and our research and development teams commencing early in the product development process to ensure responsiveness to market needs.

•
We have a resilient financial model, with a high level of recurring revenue.  For 2006, recurring revenue represented 53% of our total software revenue, with total software revenue accounting for approximately 83% of our total revenue. This high level of recurring revenue contributes to the resiliency of our business, enabling us to continue to invest in critical resources.

For the geographic breakdown of our revenues for the past three years and information on the seasonality of our business, see "Item 5A. Operating Results – Consolidated Information" and "– Trends in Quarterly Results", respectively.

GROWTH STRATEGY

We believe there are a number of opportunities to continue to grow our business. We have outlined below our most significant current growth opportunities.

•
Win new accounts:  Leverage each brand's excellence to win new accounts in every targeted industry vertical and application segment. Each of our brands is able to win new customers and each brand is able to be an entry point for our other brands. The continued success of our brands in winning new customers is reflected in our increase in global market share by two points in 2006.

•
Solution selling:  Leverage the value of our integrated Version 5 PLM offering to sell an integrated PLM offering spanning design, simulation, collaboration and digital manufacturing to a widespread number of users in an enterprise and throughout the supply chain. Solution selling thus enables our customers to increase their productivity benefits beyond what they would have achieved through a stand-alone purchase. We are also extending our presence in the supply chain as original equipment manufacturers (OEMs) seek to better integrate design and manufacturing through collaborating more closely with their suppliers and as suppliers move to increase their innovation and profitability through standardizing on the same PLM solution. Our PLM solutions are suited to a broad range of supply chain participants, since they have been designed to address the needs of large-, medium- and small-sized businesses.

•
Expand the use of 3D:  Expand 3D penetration among the 2D users' community and beyond engineering departments. Our SolidWorks brand is a key driver of 2D to 3D adoption. In addition, our current and emerging 3D For ALL offerings are also extending the reach of our software solutions beyond a customer's engineering department, addressing 3D users in design, marketing, maintenance and sales as well as reaching end-customers.

DASSAULT SYSTÈMES    Form 20-F 2006    19

Back to Contents

•
Expand indirect sales channels:  Enhance our indirect sales channels to increase our penetration of small and medium business enterprises and emerging markets. An important driver of our growth has been our indirect sales channels. In the design-centric market we have been investing in our SolidWorks indirect distribution network and these efforts have enhanced our sales results. Similarly, in the process-centric market, we have been strengthening our indirect channels and more specifically, have entered into a new agreement with IBM in January 2007 to realign our PLM indirect sales channel with the goal of enhancing our market penetration and share with small- and medium-sized companies. In emerging markets we have been expanding our indirect sales channels in order to better capture growth opportunities in these markets.

•
Expand our total addressable market:  Expand our addressable market towards new verticals, new software markets and new types of users. Both our product development and acquisition strategies have been key drivers of the expansion of our addressable markets and vertical industry focus.

For a description of the challenges which must be met to maintain growth, see "Item 3D: Risk Factors".

MARKET STRUCTURE AND BRANDS

We currently organize our business and market our products and services principally according to two types of applications: the PLM, or "process-centric", market, to support product development, production, maintenance and lifecycle management; and the Mainstream 3D, or "design-centric", market, which is primarily focused on product design.

PLM SOLUTIONS

Our PLM software and services enable customers to simulate, in a 3D collaborative environment, the entire lifecycle of a product, from its conceptual stage through development, manufacturing and usage in service. PLM solutions facilitate the simultaneous collaboration of the many different functions involved in PLM: engineering, strategy, marketing and sales, planning and production, procurement, finance and human resources, as well as throughout the supply chain. Our products allow engineers, manufacturing teams and financial planners within a company, as well as throughout the supply chain, to collaborate simultaneously. Based upon customer experience, our PLM solutions can bring significant, measurable benefits.

CATIA – Virtual product design for product excellence

Overview:   CATIA is our largest software product line as our PLM solution for digital product definition. CATIA is a fully integrated system that allows users to tailor their product development functionalities to their particular needs. In addition, we have introduced many CATIA products that address the specific needs of each of our target markets. We believe that CATIA is among the most powerful virtual product design systems, as illustrated by the market's adoption of the digital mock-up (DMU) process.

We believe some of the key benefits of our CATIA solutions are:

•
integrated, process-centric portfolio;

•
easy, open and scalable;

•
design performance for innovation;

•
breakthrough technologies; and

•
collaborative PLM.

The primary domains addressed by CATIA include: mechanical design, shape design and styling, product synthesis, equipment and systems engineering and machining analysis.

Opportunities for growth:   CATIA is an important contributor to our growth. In 2006, CATIA revenues grew at almost twice the estimated growth of the 3D CAD market due to strategic wins in our largest industries, among others, and increased penetration of the supply chain and target verticals. Our current CATIA Version 5 software, as well as new product packaging, is designed to address the needs of a wide range of users, from entry-level to the most sophisticated. In addition, we are expanding the number of applications within CATIA, which then broadens its potential usage.

DELMIA – Virtual production for manufacturing performance

Overview:   DELMIA is our brand covering both our PLM digital manufacturing solutions and our automation solutions. DELMIA PLM allows manufacturers to virtually define, plan, create, monitor and control production processes before actual production takes place. From early process planning and assembly simulation to modeling welding lines, or robot and cell programming to a complete definition of the production facility and equipment, DELMIA PLM assists companies in achieving maximum production efficiency, lower cost, improved quality and reduced time to market.

20    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

The primary domains addressed by DELMIA PLM digital manufacturing solutions include: process planning (such as layout planning, time measurement, cost analysis, factory line balancing), process detailing and validation (such as assembly sequences, factory/cell layouts and machining operations) and resource modeling and simulation (such as robots, tooling, fixtures, automation components and operations' ergonomics).

Opportunities for growth:   The digital manufacturing market is an emerging domain within the overall PLM market. We have been successfully implementing DELMIA digital manufacturing at some of our largest customers in the automotive and aerospace industries. We believe that the adoption of our digital manufacturing solutions by our largest customers demonstrate the potential of our solutions to enable global and flexible production systems. During 2006, DELMIA PLM had a number of wins with companies in the automotive and aerospace industries and their supply chain, as well as in other industries, such as shipbuilding, industrial equipment and consumer goods.

SIMULIA – Virtual testing for engineering quality

Overview:   SIMULIA provides realistic simulation designed to enable manufacturing companies to improve product performance, reduce the number of physical prototypes and drive innovation. This suite of software for finite element analysis (FEA) allows engineering organizations to create and test virtual prototypes of complex products and processes. Our SIMULIA portfolio is designed to meet companies' growing need for realistic product and process simulation products, to make realistic simulation more readily accessible through integrated and collaborative simulation best practices and to help our customers and partners by providing an open, multi-physics framework for simulation applications. Our SIMULIA brand includes Abaqus and other Dassault Systèmes simulation offerings.

We believe some of the key benefits of our SIMULIA solutions are:

•
fully integrated simulation solutions for PLM;

•
open, collaborative platform for management of simulation processes, data and intellectual property;

•
scalable, unified finite element analysis solutions for a wide range of users and applications domains; and

•
integrated, multi-physics solutions for the most challenging customer applications.

Our principal SIMULIA products include:

Abaqus for CATIA V5: enables users to leverage nonlinear capabilities of Abaqus to analyze product performance within CATIA V5 and share advanced analysis workflows throughout the enterprise.

Abaqus/CAE: an interactive environment, providing a complete modeling and visualization environment for Abaqus analysis products.

Abaqus/Standard: enables a wide range of linear and nonlinear engineering simulations using Abaqus analysis technology to solve traditional implicit finite element analyses, such as static, dynamics and thermal.

Abaqus/Explicit: provides finite element solution techniques to simulate a wide variety of dynamic and quasi-static events, such as drop test, crushing and many manufacturing processes in an accurate, robust and efficient manner.

Opportunities for growth:   SIMULIA's growth reflects expanding relationships with its largest customers and a broad level of interest across a diversified set of verticals. We believe there is a growing need for simulation, as well as a significant opportunity to transform how companies use simulation in product lifecycle management. Companies continue to spend substantial human and financial resources on real world product testing which could be done at lower cost and earlier in the product design process using virtual testing. In addition, many companies have their own applications in the field of simulating product behavior which are expensive to develop and maintain. We therefore believe there is a large opportunity for customers to realize performance improvement and substantial savings in this domain.

ENOVIA – A global collaborative environment for business process optimization

Overview:   ENOVIA provides a complete set of integrated solutions to help customers create a collaborative digital enterprise. By providing unique workspaces for enterprise-wide integration of design, engineering and manufacturing, ENOVIA solutions enable customers to manage their digital products at each stage of the lifecycle and simulate specific processes. Benefiting from the open V5 platform and internet technologies, ENOVIA forms the PLM backbone for the entire company, providing a gateway into the digital enterprise for collaboration, visualization, analysis and decision support.

During 2006, we introduced a new PLM Collaborative Environment Portfolio under the ENOVIA brand name to address customers' requirements across the full spectrum of product and business processes, from small-scale teams to extended enterprises. ENOVIA offers a new level of collaboration, from the most simple to highly engineered complex products and is positioned to address a broad range of industry needs. Our three product lines within the ENOVIA brand include:

ENOVIA VPLM: 3D Collaborative Virtual Product Lifecycle Management of highly complex product, resources and manufacturing processes in medium and large extended enterprises is the focus of ENOVIA VPLM. It enables configured digital mock-ups and design in context to accelerate innovation and improve productivity when developing complex products.

DASSAULT SYSTÈMES    Form 20-F 2006    21

Back to Contents

ENOVIA MatrixOne: Collaborative Business Process for enterprises across a wide range of industries is the focus of ENOVIA MatrixOne. It enables large-scale collaboration with industry specific solutions.

ENOVIA SmarTeam: Collaborative Product Data Management for small- and mid-sized enterprises, engineering departments of larger organizations and across supply chains is supplied by ENOVIA SmarTeam. It offers strong integration with CATIA, multi-CAD design data management and fast return on investment.

We believe some of the key benefits of our ENOVIA software solutions are:

•
the ability to manage product complexity;

•
the ability to manage process complexity; and

•
the ability to provide solutions appropriate to an organization's scaling requirements.

Opportunities for growth:   The PDM market offers good growth potential as companies continue to increase their resources devoted to collaborative product data management, both within engineering departments and across enterprises and extended supply chains. With the acquisition of MatrixOne, we have significantly broadened our product portfolio to manage both product complexity and business process complexity. We believe there are attractive opportunities to grow our PDM presence both within our current customer base and across a number of industry verticals, where companies need to manage complex business processes.

MAINSTREAM 3D SOLUTIONS – Productive and easy-to-use 3D mechanical design

We address the Mainstream 3D market with our SolidWorks brand. Targeting the mechanical design market, SolidWorks products are used by companies in the machinery, medical, consumer, mold, tool and die, electrical and power industries and by suppliers to the aerospace and automotive industries. Since the introduction of the first SolidWorks mechanical design software solution in 1995, SolidWorks software products have been shipped to more than 600,000 product designers, engineers and engineering students worldwide.

SolidWorks products span 3D mechanical design solutions, design validation tools, product data management, design communication and collaboration, and 3D online catalog solutions and are generally sold to customers as a suite of products, scaled to their needs.

SolidWorks 3D mechanical design solutions. The SolidWorks Office suite of products combines ease of use with advanced 2D and 3D design tools, enabling companies to unleash design creativity while completing more work in less time. SolidWorks software reduces CAD overhead because it is easy to deploy, use, and maintain, and it lets engineers spend more time creating new designs. The SolidWorks suite includes the products described below.

•
SolidWorks 3D mechanical design software:  2D and 3D design capabilities, performance and ease-of-use;

•
SolidWorks Office Professional:  core productivity tools including SolidWorks 3D mechanical design software, a full range of design communication and CAD productivity tools such as Toolbox, PhotoWorks, SolidWorks Animator, eDrawings Professional and PDMWorks, an easy-to-set-up-and-use product data management solution that is uniquely adapted to managing SolidWorks product data for the individual or workgroup; and

•
SolidWorks Office Premium:  the complete 3D product design solution, providing product design teams with design engineering, data management, and communications tools. SolidWorks Office Premium provides all of the capabilities included in SolidWorks Office Professional, plus the tools offered by COSMOSWorks Designer design validation, COSMOSMotion simulation, and SolidWorks Routing add-on modules.

PDMWorks Enterprise is a product data management software product that helps design teams manage and share product data across multiple locations. For geographically dispersed teams that need to share and manage engineering documents in a secure environment, PDMWorks Enterprise manages the design process by providing Windows-based, secure data access and automated engineering process control.

We believe some of the key benefits of our SolidWorks software solutions are:

•
ease of use and productivity;

•
productive modeling; and

•
integrated analysis and data management.

Opportunities for growth:   Design-centric revenue increased 19% in 2006, benefiting from the trend of mechanical designers adopting Mainstream 3D solutions. We believe the 2D to 3D migration trend presents significant, long-term opportunities for growth.

22    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

TECHNOLOGY, RESEARCH AND PRODUCT DEVELOPMENT

OVERVIEW

The development of breakthrough technologies has been a core component of our business strategy since our inception. We have devoted significant resources each year to research and development, with 2006 investments totaling €299.9 million and representing 26% of total revenue. Our research and product development teams include over 3,100 engineers in our research laboratories in France, the United States, Canada, Germany, the United Kingdom, Israel and India.

Our research and development is two-fold in nature, focusing on further advancing our current portfolio of software applications and, at the same time, on the development of technologies and applications which we expect to bring to market over the medium- to longer-term.

Our technology, research and product development efforts span key domains including: introducing new PLM and 3D MCAD applications, advancing our V5 platform, developing a multi-physics simulation platform, and further expanding our addressable markets with the introduction of new, emerging technologies and application domains, including 3D For ALL, CATIA Systems and DELMIA Automation.

During 2006, we unveiled our long-term roadmap to deliver PLM online through our V5 service-oriented architecture ("V5 SOA"). Our V5 SOA strategy demonstrates our commitment to extend the benefits of PLM solutions to new markets and, importantly, to new types of users and communities. V5 SOA is the cornerstone for delivering fully collaborative PLM services on demand. Our goal is for V5 SOA to be the technical foundation for our PLM and our partners' solutions moving forward, designed to bridge the gap between PLM solutions and existing enterprise middleware. For further information, see "Version 5 technology, V5 SOA" below.

In connection with the unveiling of our V5 SOA strategy, we introduced ENOVIA 3DLive beta version, our first 3D Collaborative Intelligence solution, based upon our V5 SOA for online applications. Via an intuitive interface, ENOVIA 3DLive is being designed to enable any individual to instantly search and navigate any PLM information, regardless of location, source or format.

In 2006 we also unveiled our long-term product development roadmap for CATIA Systems, designed to offer end-to-end open PLM solutions for embedded systems modeling and simulation. Our goal is to offer an open V5 embedded systems platform, based upon unique mathematical foundations, enabling customers to model, simulate and manage the lifecycle of 100% of the behavior of their products. We believe there is strong demand for embedded systems innovation across all industries where safety and security are key. Due to the complexity and variety of embedded systems we believe it is important to base our platform upon an open language that is able to manage the complexity and behavior of embedded systems.

OPENNESS OF OUR SOFTWARE SOLUTIONS

Our current software applications underscore the openness of our software solutions. In the PLM market, CAA V5 is our robust, powerful, open and comprehensive development platform. Our CAA V5 partners develop, sell and support innovative applications that integrate seamlessly with our PLM solutions through CAA V5. Our partners may also choose to benefit from the V5 platform possibilities to connect with other applications, such as customers' applications or applications developed by other software companies. Our CAA V5 program has been very successful with more than 400 products based on CAA V5 introduced on the PLM market with V5 R17 by 150 CAA V5 partners as of January 2007. (For a description of V5 R17, see "New product releases and major product development announcements during 2006" below.)

New product development is based upon core technologies that are widely accepted by the markets we address. During 2006 we unveiled our strategy for providing end-to-end PLM solutions for embedded systems. At the foundation of our CATIA Systems strategy is Modelica, which we believe is becoming the emerging de facto standard for embedded systems modeling. In connection with this decision we acquired Dynasim, a company with strong Modelica based modeling and simulation solutions.

Our 3D XML (Extensible Markup Language) technology, which was first introduced in 2004, is a universal, lightweight XML-based format enabling many types of users to capture, share and collaborate around 3D data. 3D XML technology compresses highly complex data, with file sizes up to 99 percent smaller than those of existing formats. This format was designed to greatly enhance collaboration around 3D information. Our 3D XML technology is used across our software applications, including PLM and Mainstream 3D applications.

In the Mainstream 3D market, our SolidWorks software is also an open system that allows independent software developers to create complementary products that can be integrated with SolidWorks, thereby significantly increasing our products' range of functions and capabilities. Under SolidWorks partnership programs, we estimate that over 280 complementary products have been developed.

We also supply software components that are based on industry standards and increase software interoperability. Software developers in more than 14 industries around the world use our 3D ACIS Modeler (ACIS), a well-known, 3D modeling engine. ACIS features an open, object-oriented C++ architecture. We also offer InterOp Translators that allow software developers to easily integrate advanced 3D data interoperability capabilities with 3D software. For example, our InterOp CATIA V5 Reader and Writer translator enables data to be translated to and from other 3D formats.

DASSAULT SYSTÈMES    Form 20-F 2006    23

Back to Contents

VERSION 5 TECHNOLOGY

Our V5 Platform

Since 1999 we have developed a unique, common platform for our PLM applications. Combining our technological capabilities with our understanding of market needs, we developed an innovative and open software architecture, Version 5, or V5, which was first released in 1999. V5 is the technological platform for the development of new products for the PLM market and makes possible a tight integration of CATIA, DELMIA, SIMULIA and ENOVIA solutions.

A major component of V5 is its unique object model allowing multi-disciplinary collaboration by enabling simultaneous definition of product, process and resources (PPR). V5 enables knowledge-based product creation, engineering and manufacturing processes management within a dynamic environment (enabling multiple actions to occur simultaneously) to drive optimized product definition, manufacturing preparation, production and service.

V5 technology also provides our PLM products with scalability. Scalability allows enterprises of different sizes, and users with diverse profiles, from occasional use to highly sophisticated engineering, to benefit from a fully integrated PLM solution.

The following five fundamental principles provide the underlying strength of our V5 products:

•
industry-specific process optimization through a deep understanding of processes and the implementation of industry best practices;

•
pervasive 3D based communication and collaboration enabled by immersion in a 3D virtual environment, with our digital mock-up enabling participants to accurately view, exchange, simulate and validate the product and comprehensive product data and with our 3D XML technology enabling a wide array of participants to easily share 3D data and product information;

•
unique product, process and resources (PPR) model incorporating a virtual product model that captures the logical, functional and physical definitions of a product and its associated processes and resources;

•
capturing, sharing and reapplying corporate knowledge to manage the digital intellectual property of a company; and

•
openness and extension through component based architecture and community.

V5 SOA

V5 SOA is the evolution of our V5 platform, developed as the cornerstone to deliver fully collaborative PLM services on demand by DS and our partners. Our V5 SOA strategy extends current CAA V5 architecture with best-in-class Web technologies and introduces the unique power of 3D collaborative applications for networked innovation. Our objective is to secure and leverage customers' investments while continuously delivering breakthrough applications and services in order to help customers accelerate and extend their PLM business transformation.

V5 SOA bridges the gap between PLM solutions and existing enterprise middleware, by providing services in five key domains:

•
collaborative user experience;

•
business process modeling and execution;

•
intellectual property modeling, integration and management;

•
enterprise foundations (search, collaboration); and

•
V5 SOA openness (Web services, 3D XML).

We plan to leverage our strategic technological partnerships with IBM and Microsoft to optimize V5 SOA on their respective platforms.

MAINSTREAM 3D TECHNOLOGY

Designed specifically for Windows, our SolidWorks technology for the Mainstream 3D market is intended to enable designers and engineers to make an easy transition from 2D drafting to a 3D environment. Its intuitive Windows user interface enables users to productively employ SolidWorks' software without extensive training. SolidWorks applications provide users with a 3D design process, for which a fully detailed solid model is used to quickly produce drawings and perform downstream design functions. SolidWorks focuses on three core capabilities: design, analysis and product data management.

SolidWorks 2007 was introduced in June 2006 with key enhancements including a new technology to help users design like experts, blocks for sketching, harnessing existing 2D expertise to power 3D design and more powerful scanning capabilities. More specifically, new features of the SolidWorks 2007 release include: (i) SWIFT, which for the first time puts expert-level techniques for 3D CAD's most challenging design operations in the hands of every user; (ii) Sketch Blocks enable 2D sketches of belts, chains, pulleys, and gears to now automatically exhibit multipart interaction and motion, helping teams refine designs at all stages of their work; (iii) the SolidWorks Design Checker includes powerful new features to ensure that drawings meet the defined standards of each user's organization, including auto-correction and the ability to "learn" from a finished drawing; (iv) the ability to save any file in Adobe PDF; and (v) the new ScanTo3D

24    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

capability, enables users to automatically extract design data from real-world artifacts – such as broken parts that need replacement or concept foam models – and move it into the SolidWorks design environment.

NEW PRODUCT RELEASES AND MAJOR PRODUCT DEVELOPMENT ANNOUNCEMENTS DURING 2006

During 2006, we announced new product releases and major product development initiatives including:

In March 2006 we introduced ENOVIA V5 Collaborative Enterprise Sourcing (CES), a new product suite designed to bring together engineering and sourcing functions into one collaborative environment. The CES product suite covers four functional areas to enable companies' engineering and sourcing departments to collaborate when choosing, introducing or managing components, suppliers and manufacturers. By uniting engineering and sourcing functions earlier in the product development cycle, we believe companies using this software should be able to reduce product costs, improve time-to-market and increase product quality.

Announced in April 2006, the release of Abaqus Version 6.6 achieves a new standard for performance, usability and simulation fidelity, while upholding a reputation for flexibility and reliability. Abaqus Version 6.6 contains many technical innovations to help customers achieve more realistic simulation of product behavior, including new capabilities in vibration analysis, material failure characterization, tire modeling, and computing performance.

In June 2006, we introduced several new technology initiatives, including Version 5 SOA, ENOVIA 3DLive and CATIA Systems. For more information, see above, "Technology, Research and Product Development – Overview". We also introduced our latest SolidWorks release, as described above under "Mainstream 3D technology".

In September 2006, we announced our latest Version 5 Release 17 (V5 R17) of our Product Lifecycle Management portfolio. This release provides further enhancements for business process optimization, value chain innovation, engineering to manufacturing cycle streamlining, intellectual capital growth, and standards adoption. V5 R17 is comprised of CATIA for collaborative product development, ENOVIA VPLM and ENOVIA SmarTeam for collaborative lifecycle management and DELMIA for virtual product manufacturing and automation.

In October 2006, we announced key enhancements to ENOVIA MatrixOne PLM solutions with extended Business Process coverage across multiple industries. ENOVIA MatrixOne Matrix 10 updates include enhanced support for environmental/material compliance; improved industry-specific solutions for the apparel, medical device and automotive industries and solutions enabling concurrent printed circuit board development and for distributing product development data throughout the extended enterprise, including non-traditional PLM users. By helping companies reduce development costs, gain access to real-time data and speed product introductions, ENOVIA MatrixOne PLM is enabling companies to increase the potential return on their new product innovations.

Also in October 2006, we launched CATIA PLM Express, a scalable solution package which provides CATIA design excellence at an affordable price, for companies of all sizes. With CATIA PLM Express, companies have a single entry point which evolves with their needs and job requirements of their staff. CATIA Team PLM is the core configuration of CATIA PLM Express, giving customers the CATIA modeler for product design, knowledge capture and re-use in a collaborative environment. It also delivers core collaborative PDM functionality via ENOVIA SmarTeam, providing optimized CATIA design management and collaboration, and a solid foundation primed for PLM solution scaling.

In December 2006, we introduced Virtools 4, a live platform bringing the power of 3D to all communities. This new Virtools solution is dedicated to game title development for "PSP®" (PlayStation®Portable). Benefiting from the versatility of the Virtools platform, this complete solution for "PSP®" (PlayStation®Portable) with dedicated support and consulting throughout the game creation, will allow faster and easier developments.

For information on the most recent product developments, see "Item 5D: Trend Information – Additional Business Highlights".

CUSTOMERS AND INDUSTRIAL SECTORS

Our customer base includes companies in 11 sectors: automotive; aerospace; industrial equipment; consumer goods; high-tech; power, process and petroleum; shipbuilding; and our four newest industry verticals – consumer packaged goods, life sciences, architecture and construction, and services. At the end of 2006, our customer base totaled approximately 100,000 customers. Some entities which we count as individual customers, because they make their own decision regarding whether or not to use our products and services, belong to the same corporate group.

DASSAULT SYSTÈMES    Form 20-F 2006    25

Back to Contents

The pie chart below sets forth our revenue split by geographic region for the year ended December 31, 2006.

We have built a strong presence in the automotive, aerospace and industrial equipment industries. Customers include:

Aisin Seiko Co.	Framatome	Nissan
Alstom Power	General Motors	Northrop Grumman
AVIC	Goodyear	PSA
BAE Systems	Honda	Raytheon
Bobst	Honeywell	Renault
Boeing	Hyundai Kia Motor Corp	Safran
Bombardier	Kobelco	Schuler
Claas	Lockheed Martin	Tata Motors
DaimlerChrysler	Metso	Toyota Motor
Dassault Aviation	Michelin	Volkswagen Group
EADS	Mitsubishi Motors	Volvo Group
Ford	Nikon

In recent years, we have expanded our target markets to include seven industries, adding consumer goods; high-tech; power, process and petroleum; and shipbuilding. Our presence in these markets has been reinforced by our recent acquisitions. Customers include:

Adidas	Guess	Pioneer
Agere	Hitachi	Philips
Areva	Hydro Quebec	Qualcomm
Avon	Kodak	Samsonite
Bénéteau	Luxottica	Samsung Heavy Industries
Celestica	Matsushita Panasonic	Shell
Clarion	MeyerWerft	Sony Ericsson
Coca-Cola	New Balance	STMicroelectronics
Gap	Nokia	Yantai Raffles
General Dynamics Bath Iron Works	Northrop Grumman Newport News

During 2006, we broadened our vertical market focus to eleven industries, with the additions of consumer packaged goods, life sciences, architecture and construction, and more broadly service industries. Customers include:

Abbott	GE Healthcare	Musée Quai Branly
Barilla	Gehry Partners	Procter & Gamble
Electronic Arts	Medrad	3M

We estimate that our largest customer represented approximately 5% of total revenue in 2006, and our five, ten and twenty largest customers accounted, respectively, for approximately 16%, 21% and 25% of total revenue in 2006.

26    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

OUR EXTENDED ENTERPRISE PARTNERSHIPS

A core component of our strategy since the inception of our company has been the development of an extended enterprise. This ecosystem, with our customers at the center, encompasses partners across technology, product development and distribution as well as cooperation agreements with computer hardware manufacturers. This broad network of partners contributes to the enhancement of our product offerings and the technologies used to optimize the use of our products.

IBM relationship.   The extended enterprise concept emerged from our relationship with IBM for the distribution of our products. We maintain a long-standing relationship with IBM that has provided us with deep technical expertise and commercial strength beyond the distribution agreement described more fully below under "Sales and Marketing". In the hardware, middleware and consulting services domains, IBM has been a key partner to us. Furthermore, collaboration in several areas of research and development has been the cornerstone of our and IBM's commitment to technical leadership for the digital enterprise.

Customer partners.   We establish an on-going dialogue between our research and development teams and our customers, thereby ensuring product developments that are responsive to market needs. Principally due to the openness of our software applications, we offer our customers the opportunity to develop complementary seamless software applications for internal use. We believe that thousands of applications have been thus developed by our customers to meet their specific needs. In addition, we have competency centers based on specialized industrial segments to gather information on our customers' processes and thus help develop additional applications tailored to the needs of each industry.

During 2006, we continued active development of customer partnerships to specify, evaluate and test process-oriented applications. We also organized user groups and forums in the United States, Europe, Asia and Australia to enable customers to share their experiences with our software products and solutions.

Hardware and technology partners.   We work closely with a network of leading technology partners to bring innovative and comprehensive software solutions to our markets. We have established long-standing, technical collaborations with key partners in order to maximize the benefits from available technology and to increase the value for our common customers. Our hardware and technology alliances are established with three objectives: to ensure compatibility between the IT infrastructure and our solutions; to expand our global network of value partners sharing the same interests within a "competitively cooperative" model; and to integrate the latest features of these technologies into our solutions.

Since 2004 we have had a multi-year, global strategic alliance with Microsoft Corporation to deliver our V5 PLM and 3D design solutions to companies of all sizes taking advantage of the Microsoft software platform. By capitalizing on the Microsoft platform, we are committed to delivering greater customer value through solutions that are easy to use, deploy and maintain with reduced cost of ownership and ease of integration. As part of this strategic alliance, we and Microsoft announced several value-creating agreements for customers during 2006, including agreements to make 3D XML and Microsoft's XAML formats deeply compatible for easy exchange of 3D data and full support of Windows Vista and Windows office system, across our portfolio. SolidWorks 2007 is the first 3D CAD product available and certified by Microsoft for Windows Vista.

Product development partners.   We have product development partners working with our PLM and Mainstream 3D software solutions. Our largest program is our CAA V5 program, which was established in July 2001 to enable software developers to create and market their own software applications that are fully integrated and complementary to our PLM software solutions using the Version 5 architecture, an open, next-generation platform. By using V5, these partners have a single development platform that facilitates delivery of seamless, integrated software solutions composed of both our products and theirs. Our CAA V5 program has been very successful with more than 400 products based on CAA V5 introduced on the PLM market with V5 R17 by 150 CAA V5 partners as of January 2007. We also hold an annual CAA V5 Developer Conference focused on expanding the network of companies using our CAA V5 PLM development platform.

SolidWorks operates a two-tier development partnership program bringing together companies supplying products that are either compatible with or entirely integrated with SolidWorks. Through this program, over 280 compatible products are available to customers in many areas, including machining, analysis, simulation and rapid prototyping.

Consulting and service partners.   Our ecosystem of industry alliances also includes a community of consulting firms and systems integrators, led by our integrated services organization. These Consulting and Services Partners are able to complete our own services offerings to customers to optimize their business processes as well as integrate global PLM solutions in line with best-of-class implementation practices.

We have had a long-standing relationship with IBM PLM in the marketing and sales of our PLM solutions. In addition, we continue to expand our relationship with IBM in services. Specifically, since January 2002, IBM's Global Service Business Consulting Group (BCS), the IBM global services organization, has been a Premier consulting partner to us. Through our services teams, IBM BCS now provides complementary consulting and implementation services to customers in order to drive adoption of our PLM solutions. IBM BCS collaborates with our integrated services teams to develop services offerings related to our PLM solutions. During 2005 we signed an agreement in services with IBM BCS and our services group designed to help customers accelerate their business transformations, of

DASSAULT SYSTÈMES    Form 20-F 2006    27

Back to Contents

which PLM is a key component. We believe clients will benefit from the combination of IBM's consulting and project management skills and our software technology and technical expertise.

The Consulting and Service partners program provides a network of skilled partners with business expertise and in-depth knowledge of our offerings in order to optimize product usage. We also work closely with our consulting and service partners to ensure that they are well-positioned to deliver best-of-class PLM implementations. More specifically, the focus is on providing technical and business collaboration to design solutions that combine best-in-class PLM applications with IT and PLM services focused on customers' individual needs. In connection with this objective, we offer three enablement programs to our partners in the areas of (i) consulting and systems integration, (ii) training and education and (iii) application development. Our most active/major partners include, in addition to IBM, Casolute, Cenit, CSC, Elsag, EXA, Fasotec, Geometric Software Solutions, Hitachi Zosen (HZS), IASC, KSI, Larsen & Toubro Infotech, MDTVision, MSC Software, Nihon Unisys, NS Solutions, PCO Technologies, Processia, PROSTEP, Ryoyu Systems Co., Satyam, Toyota Communications Systems, TechniGraphics, T-Systems, Tata Consulting Services, Tata Technologies Limited, Volvo IT and Wipro.

DELMIA Automation partners.   We have a business partnership with Schneider Electric, a world leader in Power and Control, to sell DELMIA solutions and develop consulting and services for the Automation and Production Engineering markets.

We are working with OMRON Corp., a leading Japanese manufacturer of control equipment for factory automation. OMRON is a DELMIA business partner, in charge of sales and support for DELMIA Automation in Japan.

Academic relationships.   We have established a number of relationships with research centers, universities and schools throughout the world over the years.

SALES AND MARKETING

Overview.   We largely market and sell our software solutions through indirect channels. With respect to most of our PLM solutions our primary partner is IBM, with whom we have a long-standing strategic relationship (described below). Revenue generated through our agreements with IBM represented approximately 45%, 52% and 56% of our total revenue in 2006, 2005 and 2004, respectively. In the Mainstream 3D market, SolidWorks software is distributed through a network of 300 value-added resellers and distributors worldwide.

Amended distribution agreement with IBM:   In January 2007, our distribution agreement with IBM continued to evolve with respect to the marketing and sales of our PLM software. Under the terms of the amended agreement, both IBM and DS will increase the scope of their responsibilities, with IBM selling an expanded portfolio of our PLM solutions to large enterprises, and Dassault Systèmes progressively assuming full responsibility for the PLM indirect sales channels. Pursuant to the amended agreement:

•
IBM will sell a broader portfolio of Dassault Systèmes solutions to include ENOVIA MatrixOne and DELMIA in addition to CATIA, ENOVIA VPLM and ENOVIA SmarTeam solutions. The new agreement has been designed to build upon and complement Dassault Systèmes' existing direct sales resources for ENOVIA MatrixOne and DELMIA. This change became effective as of January 2007. Sales of Dassault Systèmes software solutions are made through IBM PLM, an IBM organization dedicated to the sales of Dassault Systèmes PLM software applications since 1981.

•
We will progressively assume full responsibility for the PLM indirect sales channels. This transition, which is being effected on a country by country basis, began in 2005 when we started managing the PLM channel for IBM in a number of European countries and in the United States. In parallel, we began to sell to a network of resellers in China, Australia and New Zealand, and in 2006, we expanded our distribution to resellers in France, Belgium, Taiwan and Latin America. In 2007, under the new agreement with IBM, we have continued this transition and begun to sell to a network of resellers in the United States, Canada, the UK and South Korea, among other countries. By 2008, we will have responsibility for PLM indirect sales channels on a global basis.

Our rationale for this evolution is straightforward: We estimate that the PLM mid-market represents about 35% of the PLM market. We believe it is important to have a lean and efficient channel to benefit from mid-market growth opportunities and we believe that distribution partners require more support and a new business model to address these new opportunities. In connection with these changes we reorganized our marketing and sales organization, effective January 2007.

See "Item 3D: Risk Factors – Risks Related to Our Business" for risks related to our historical and evolving approach to the marketing and sales of our PLM products.

Marketing and Sales of our PLM solutions.   We market and sell our PLM software solutions through (i) IBM PLM; (ii) our indirect PLM channels; and (iii) our direct sales force for SIMULIA, DELMIA and ENOVIA MatrixOne PLM software applications.

•
IBM PLM:  IBM PLM markets and sells our CATIA, ENOVIA VPLM and ENOVIA SmarTeam products primarily to large enterprises, where IBM's sales coverage, service capabilities and middleware offering complement DS's offering of software solutions. IBM's role with respect to large enterprises has been reinforced under the terms of the amended agreement, which expands the products which IBM PLM may market and sell to large enterprises to include our ENOVIA MatrixOne and DELMIA solutions. Under our marketing and

28    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

  distribution agreement, we license our products to IBM, which then sublicenses them to end-users. IBM pays us royalties, which are in general equal to 50% of total license fees invoiced by IBM. IBM may earn an incentive provided it reaches certain royalty growth targets.

•
PLM indirect channels are comprised of:

•
IBM Business Partners:  A network of IBM Business Partners is devoted to market, on a non-exclusive basis, our CATIA, ENOVIA VPLM and ENOVIA SmarTeam products.

•
Our PLM indirect sales:  We have indirect sales channels for the marketing and sales of our PLM products in an increasing number of countries.

  The network of IBM business partners has historically been managed by IBM PLM. Since 2005, we have been progressively assuming management of, and then full responsibility for, the indirect PLM sales channels. See "Amended distribution agreement with IBM" above.

•
Our PLM direct sales channel:  Our SIMULIA, DELMIA and ENOVIA MatrixOne products are largely marketed by a direct sales force complemented by resellers.

Marketing and Sales of Our Mainstream 3D solutions.   In the Mainstream 3D market, SolidWorks software is distributed through a network of more than 300 value-added resellers and distributors worldwide. We support their activities through industry trade shows, seminars, online educational activities, advertisements and marketing materials.

COMPETITION

Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in the PLM market include PTC (Parametrics Technology Corporation) and UGS (Unigraphics, recently acquired by Siemens). For our Mainstream 3D products, our main competitors include Autodesk, Inc., PTC and others. We also compete with several supply-chain management, computer-aided engineering (CAE) and other enterprise software providers, including ANSYS, Agile Software Corporation, MSC Software, Oracle and SAP. In addition, numerous specialist software developers, both large and small, compete with us in specific applications, including Adobe. In general, our competitors compete with us on a worldwide basis.

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

DASSAULT SYSTÈMES    Form 20-F 2006    29

Back to Contents

C. Organizational Structure

Dassault Systèmes S.A., which owns directly or indirectly all the companies which make up the Dassault Systèmes group, has two primary functions: First, it is the largest DS operating company, responsible for the development of our CATIA solutions, a part of our ENOVIA solutions and the CAA V5 platform. Second, Dassault Systèmes S.A. operates in a fashion similar to a holding company and provides certain centralized services to all the DS companies.

Dassault Systèmes S.A. defines our overall strategy and operating plans. The executive management team is located at Dassault Systèmes' principal office in Suresnes, France, which is also the headquarters for Dassault Systèmes. Dassault Systèmes S.A. directs the following activities from its principal office: finance, investor relations, communications, legal, human resources, and information technology, as well as our global research and development strategies and management of our strategic partnership with IBM. The costs of providing centralized services are billed back at their actual costs to the respective subsidiaries using these services. The total amount charged back to subsidiaries was €4.1 million in 2006, €1.7 million in 2005 and €1.5 million in 2004. With respect to our assets, they largely rest with the respective subsidiaries using such assets for the development of software and services.

At December 31, 2006, Dassault Systèmes included Dassault Systèmes S.A. and 70 operational subsidiaries located in 26 countries. The list below sets forth our main subsidiaries by geographic area. The list also indicates the percentage equity interest and of voting rights directly or indirectly held by Dassault Systèmes S.A.

EUROPE	NORTH AMERICA
Dassault Data Services SA (France) (94.99%)	Dassault Systemes Americas Corp. (US) (100%)
Dassault Systèmes SAS (France) (100%)	Dassault Systèmes LLC (US) (100%)
Dassault Systèmes Provence SAS (France) (100%)	SolidWorks Corporation (US) (100%)
Virtools SA (France) (96%)	MatrixOne, Inc. (US) (100%)
Athys SAS (France) (100%)	Delmia Corp. (US) (100%)
Spatial Corp. (US) (100%)
Dassault Systemes AG (Germany) (100%)	Dassault Systèmes Simulia Corp. (formerly, Abaqus, Inc.) (US) (100%)
Transcat Verwaltungs GmbH (Germany) (100%)	Dassault Systemes Canada Inc. (Canada) (100%)
Delmia GmbH (Germany) (100%)
Dassault Systèmes GmbH (Austria) (100%)	ASIA
Dassault Systemes Ltd (UK) (100%)	Dassault Systèmes K.K. (Japan) (100%)
Dassault Systemes Srl (Italy) (100%)	Nihon Delmia K.K. (Japan) (100%)
Dassault Systemes S.L. (Spain) (100%)	Dassault Systèmes (Shanghai) Information Technology Co., Ltd. (China) (100%)
Dassault Systèmes AB (Sweden) (100%)	Delmia Solutions Private Ltd. (India) (82.7%)
Dynasim AB (Sweden) (80%)
SmarTeam Corporation Ltd (Israel) (100%)	LATIN AMERICA
Dassault Systèmes do Brazil (100%)
Dassault Systèmes de Mexico (100%)

Dassault Systèmes S.A. accounted for 41% of total consolidated revenue in 2006. SolidWorks Corporation (substantially represented by our Mainstream 3D segment) was our only subsidiary that accounted for more than 10% of total consolidated revenue in 2006.

See also Note 18 to our consolidated financial statements.

30    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

D. Property, Plant and Equipment

We partially lease and partially own our current principal executive offices (a total of approximately 30,000 square meters) in Suresnes outside Paris, France. We lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, India, Israel, Japan, Canada, Sweden, the United Kingdom and China. In early 2006, we entered into a built-to-suit lease agreement for new headquarters facilities, under which we have committed to lease approximately 55,000 square meters of office space located in Vélizy, outside Paris, France, for a non-cancelable initial term of 12 years. The lease is to begin when construction is completed, which is expected to be in mid-2008. We believe that our existing office facilities and, once we move to our new headquarters, our future facilities will be adequate for our foreseeable needs, and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

We believe that we are not exposed to substantial risks relating to the environment due to the nature of our business. On the contrary, our products contribute to the protection of the environment since they are designed to replace the construction of physical mock-ups and to reduce the environmental issues that are common to all industries.

We are insured under various global insurance policies, managed centrally. These policies provide coverage for significant risks and activities related to our operations, including damage to property, product liability, intellectual property, directors' and officers' liability, and global electronic errors or omissions. We believe that the guarantees provided for by these insurance policies amount to sums proportionate to the risks involved.

Item 4A: Unresolved Staff Comments

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2006    31

Back to Contents

Item 5: Operating and Financial Review and Prospects

A. Operating Results

The executive overview below highlights selected aspects of our financial results for 2006. The executive overview, the supplemental non-GAAP financial information and the more detailed discussion that follows should be read together with our consolidated financial statements and the related notes included elsewhere in this Annual Report.

In discussing and analyzing our results of operations, we consider supplemental non-GAAP financial information which excludes (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2006, 2005 and 2004, and (iii) stock-based compensation expense and one-time tax restructuring effects, for the year ended December 31, 2006. A reconciliation of this supplementary non-GAAP financial information with information set forth in our financial statements and the notes thereto is presented below under "Supplemental Non-GAAP Financial Information".

When we believe it would be helpful for understanding trends in our business, we restate percentage increases or decreases in our revenue to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed below "in constant currencies", the results of the "current" year have first been recalculated using the average exchange rates of the preceding year, and then compared with the results of the preceding year. Unless otherwise indicated, the impact of exchange rate fluctuations is approximately the same for both our GAAP and supplemental non-GAAP revenue for the three years discussed below.

Market share information presented below is based on data published by Daratech.

EXECUTIVE OVERVIEW FOR 2006

Based upon our performance in 2006, we extended our market leadership and reached an important milestone with an estimated PLM global market share of 25%, having achieved a 2 percentage point gain in 2006 and a 10-point gain over the last five years. We are investing in our sales and marketing, in particular as we are redesigning the management of our PLM distribution channels. In connection with this strategic initiative, we announced jointly with IBM in January 2007 an expansion of our strategic partnership in which we progressively assume full management of the PLM indirect sales and marketing channel by 2008 and IBM sells an expanded portfolio of our PLM products to large enterprises. See "Item 4B: Business Overview – Sales and Marketing".

•
We had strong growth in both total revenue and software revenue in 2006.

  Total revenue increased 24% to €1.16 billion in 2006 on a 23% increase in software revenue. On a non-GAAP basis, revenue increased 25% (27% in constant currencies) to €1.18 billion in 2006 on a 24% increase in software revenue. Without giving effect to revenue generated by MatrixOne and Abaqus, which were acquired in 2006 and 2005, respectively, we had revenue growth of 10% in 2006 (12% on a non-GAAP basis and in constant currencies).

•
Revenue growth in 2006 reflected broad-based strength.

  PLM revenue increased 25% in 2006, reflecting both the impact of our two major acquisitions, Abaqus and MatrixOne, and the solid performance of our on-going business. On a non-GAAP basis, PLM revenue increased 26% for 2006 (28% in constant currencies). PLM revenue represented 81% of total revenue on a non-GAAP basis. SolidWorks delivered a very strong year, with revenue increasing by 19%, and by 20% on a non-GAAP basis (22% on a non-GAAP basis in constant currencies) in 2006.

•
We extended our leadership of the PLM market in 2006 to 25 percent of global market share.

  In U.S. dollars (the currency used by industry consultants to measure market share), our total revenue, on a non-GAAP basis, increased 27% in 2006 (in constant currencies), leading to an estimated market share gain of two percentage points to 25% (based on data published by Daratech).

•
We continue to have a high level of recurring revenue.

  An important attribute of our financial model is our high percentage of recurring revenue. In 2006 recurring revenue represented 53% of our total software revenue, an increase from 50% in 2005. Our software revenue, in turn, accounted for 83% of total revenue in 2006.

32    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

•
We continue to have a strong financial position.

  Cash and short-term investments totaled €459.2 million at December 31, 2006. Net cash provided by operations was €259.8 million for 2006. During 2006, we paid cash dividends aggregating €48.2 million and completed acquisitions, net of cash acquired, totalling €260.9 million. Our net financial position at December 31, 2006 was €254.9 million, representing cash and short-term investments, net of long-term debt.

Key Financial Data	Year ended December 31,
(in millions, except percentages and per share data)	2006	2005	2004
Total revenue	€1,157.8	€934.5	€796.6
Operating income	245.9	251.0	229.8
As a percentage of total revenue	21.2%	26.9%	28.8%
Net income	179.8	175.5	156.4
Diluted net income per share	1.51	1.49	1.35
Supplemental non-GAAP financial information(1)
Total revenue	€1,177.5	€943.6	€796.6
Operating income	316.2	269.9	231.2
As a percentage of total revenue	26.9%	28.6%	29.0%
Net income	217.5	187.2	157.6
Diluted net income per share	1.83	1.59	1.36
(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2006, 2005 and 2004, and (iii) stock-based compensation expense and one-time tax restructuring effects, for the year ended December 31, 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" below.

•
Currency fluctuations reduced our revenue growth rate by 2 percentage points in 2006, primarily due to a higher level of fluctuation of the Japanese yen.

  Currency fluctuations reduced our revenue growth rate for 2006 by approximately 2 percentage points as compared to our 2006 revenue growth in constant currencies. Both the US dollar and the Japanese yen weakened compared to the euro during 2006, with the weakening of the Japanese yen accounting for most of this difference.

  Changes in the value of foreign currencies compared to the euro also had an impact on our short-term assets and liabilities, as those denominated in foreign currencies are translated to euro at the end of period exchange rate. This impact is taken into account in "– Financial revenue and other – net."

  The U.S. dollar weakened 1% against the euro in 2006, with the U.S. dollar per euro exchange rate averaging $1.26 per euro in 2006 compared to $1.24 per euro in 2005. The Japanese yen (JPY) weakened by 7% versus the euro resulting in an average Japanese yen (JPY) per euro exchange rate of JPY 146.1 per euro in 2006 compared to JPY 136.9 per euro in 2005. See "Item 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign currency exchange risk".

•
Relevant economic and business trends (Source: Consensus Forecasts published by Consensus Economics Inc., January 2007)

  The overall economic environment has an impact on our revenue and level of business activity. We also consider trends in business investment spending and industrial production since our customers are largely composed of manufacturing companies. However, in light of the time lag between general economic cycles and business investment spending, the differing investment cycles of the various industrial sectors we serve, and the specific investment budgets and calendars of our individual customers, there is no reliable short- or mid-term correlation between these macro-economic indicators and our revenues for any particular region or period.

  Overall economic environment.   Overall economic growth in 2006 as measured by gross domestic product (GDP) was estimated at 3.3% in the U.S. (3.2% in 2005), 2.5% in Germany (0.9% in 2005), 2.2% in Japan (1.9% in 2005) and 2.0% in France (1.2% in 2005). Current consensus estimates for 2007 indicate a mixed economic environment with variable rates of GDP growth expected across different regions.

  Business investment spending.   In 2006, estimated business investment spending in our four largest national markets experienced higher growth rates than in 2005. Within our European region, business investment spending in France and Germany increased an estimated 3.9% and 8.0%, respectively, in 2006, compared to 3.8% and 6.1%, respectively, in 2005. Within our Asia region, business

DASSAULT SYSTÈMES    Form 20-F 2006    33

Back to Contents

  investment in Japan increased an estimated 7.7% in 2006 compared to 6.6% in 2005. Within our Americas region, business investment spending in the United States increased an estimated 7.7% in 2006 compared to 6.8% in 2005.

  Industrial production.   In 2006 industrial production increased an estimated 5.4% in Germany (2.8% in 2005), 4.1% in the U.S. (3.2% in 2005), 4.0% in Japan (1.5% in 2005), and 1.3% in France (0.4% in 2005).

  See also "Item 3.D – Risk Factors" for further discussion of the potential effects of overall economic conditions on our business and operating results.

MatrixOne and Abaqus acquisitions

On May 11, 2006, we completed the acquisition of MatrixOne, Inc., for a total cost, including transaction costs, of approximately €324 million, before deduction of cash acquired. On October 4, 2005, we completed the acquisition of Abaqus, Inc. (renamed Dassault Systèmes Simulia Corp. in May 2007) for a total cost, including transaction costs, of approximately €346 million, before deduction of cash acquired. For information on MatrixOne and Abaqus products, see "Item 4B: Business Overview – Market Structure and Brands". For information on the impact of the acquisitions on our operating results for 2006, see the discussion below on operating results for 2006 compared to 2005. For other financial information related to our acquisitionsof MatrixOne, including pro forma information, see also Note 5 to our consolidated financial statements.

PRINCIPAL ELEMENTS OF OUR REVENUE AND EXPENSES

Revenue

Our total revenue is comprised of (i) software revenue, which is our primary source of revenue, and (ii) services and other revenue.

Software revenue.   Software revenue accounted for 83%, 84% and 84% of our total revenue in 2006, 2005 and 2004, respectively. Software revenue is comprised of new licenses revenue as well as periodic licenses, maintenance and product development revenue. In 2006, 2005 and 2004, approximately 53%, 50% and 51%, respectively, of our software revenue consisted of recurring revenue comprised of periodic fees for rental licenses and maintenance as described herein. Our PLM products are mainly licensed pursuant to one of two payment structures: (i) "rental" licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) "primary fee" licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays periodic fees for maintenance, generally on an annual basis. For both forms of license, these periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. Our product development revenue relates to the development of additional functionalities of standard products requested by customers.

Software licenses offered by SolidWorks require the payment of a one-time fee. Access to upgrades and maintenance require payment of an annual subscription fee.

For a breakdown of revenue between new license revenue, periodic licenses, maintenance and product development revenue, see Note 7 to our consolidated financial statements.

Services and other revenue.   Services and other revenue are generated mainly from consulting services in methodology for design, deployment and support, training services and engineering services. In addition, we generate services revenue from the commissions we receive as a result of our sales activities as an IBM Business Partner and, since mid-2005, from fees paid by IBM for our management of indirect PLM sales channels. We also resell a limited amount of computer hardware, for which we record only the gross margin from these sales as service revenue. In 2006, 2005 and 2004, our services and other revenue was generated principally by the Process-centric (PLM) segment.

A substantial portion of our revenue is generated through our marketing and distribution agreements with IBM. For further information on our relationship with IBM, see "Item 3D: Risk Factors" and "Item 4B: Business Overview – Sales and Marketing".

Expenses

Cost of revenue for software and services.

The cost of revenue for software amounted to 4%, 3% and 3% of total revenue in 2006, 2005 and 2004, respectively. The cost of revenue for software includes principally software licensing fees paid for third-party components integrated into our own products, maintenance costs, the cost of reproducing compact disks, preparation costs for user manuals and delivery costs.

The cost of revenue for services amounted to 12%, 12% and 13% of total revenue in 2006, 2005 and 2004, respectively. The cost of revenue for services includes principally personnel and other costs related to organizing and providing professional services.

Research and development.   Research and development expenses represented 26%, 27% and 28% of total revenue in 2006, 2005 and 2004, respectively. Research and development expenses include primarily personnel costs for specialists in software architecture and

34    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. Expenses for research and development are recorded net of grants received from various governmental authorities to finance certain research and development activities (including tax research credits in France, which would be paid by the French tax authorities if our income tax due were insufficient to enable the credits to be deducted).

Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.

Marketing and sales.   Marketing and sales expenses represented 26%, 24% and 22% of total revenue in 2006, 2005 and 2004, respectively. Marketing and sales expenses consist primarily of personnel costs, travel expenses, marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions and advertising expenses. Marketing and sales expenses are derived principally from our sales activities and from activities in support of our indirect PLM sales channels.

Amortization of acquired intangibles.   Amortization of acquired intangibles includes amortization of acquired technology and amortization of intangible assets recognized in connection with business combinations (primarily customer relationships and technology). In 2006, 2005 and 2004, amortization of acquired intangibles amounted to €39.0 million, €9.8 million and €1.4 million, respectively. See the discussion below under "Supplemental Non-GAAP financial information".

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

Revenue recognition

We recognize revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB-104") and other authoritative guidance. Although we believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB-104, the accounting profession continues to discuss various provisions of these guidelines with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations could lead to changes in our revenue recognition policies. Our operating results and financial position may be impacted by changes in these policies. See Note 1 to our consolidated financial statements and the discussion of the complexity of our regulatory environment under "Item 3D: Risk Factors".

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

A significant portion of the price paid for our recent acquisitions has been assigned to goodwill and identifiable intangible assets, primarily developed technology and contractual customer relationships, amortized over their estimated useful life of up to 12 years. We typically perform valuation studies to determine the fair value of identifiable intangible assets, generally using a discounted cash flow approach. This requires us to make assumptions about the acquired entity's future operating cash flows, the attrition rate of existing customers, the useful life of existing technology, and the applicable discount rate. We also use judgment to determine the fair value of post-contract customer support obligations or the acquired entity. Different assumptions may result in different IPR&D write-offs, intangible amortization or goodwill impairment charges recorded in our income statement.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences

DASSAULT SYSTÈMES    Form 20-F 2006    35

Back to Contents

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

In addition, we operate within multiple tax jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. Actual results and amounts could differ from those used in accounting for income taxes, since such accounting encompasses the use of judgements and estimates. Such differences could have a material impact on our future operating results.

Investments

We hold minority interests in and also grant loans to companies having operations or technology in areas within our strategic focus. We record an impairment charge when we believe an investment or a loan has experienced a decline in value that is other than temporary. This determination requires significant judgments, including our assessment of the financial health of and near-term business outlook for the investee or creditor. Future adverse changes in market conditions or poor operating results of these companies could result in losses or an inability to recover the carrying value of the investments or loans that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 to our consolidated financial statements included in this Annual Report.

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

Readers are cautioned that the supplemental non-GAAP financial information is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered in isolation from or as a substitute for U.S. GAAP measurements. The supplemental non-GAAP financial information should be read only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP. Furthermore, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Specific limitations for individual non-GAAP measures are set forth below.

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with non-GAAP financial data, including non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted net income per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements: deferred revenue adjustments for acquired companies, amortization of acquired intangibles (which arise from our acquisitions of companies and some technology-related intangible assets), stock-based compensation expense and one-time tax restructuring effects. For this reason, and subject to the limitations set forth above and below, we believe that the supplemental non-GAAP financial information provides a consistent basis for period-to-period comparisons which can improve investors' understanding of our financial performance.

36    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executive officers is based in part on the performance of our business measured with the supplemental non-GAAP information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts that use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

•
deferred revenue adjustment of acquired companies (for the years ended December 31, 2006 and 2005): Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. (See Note 6 to our consolidated financial statements.) As a result, in the case of a typical one-year contract, our GAAP revenues for the one-year period subsequent to an acquisition do not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity in the absence of the acquisition.

  In our supplemental non-GAAP financial information, we have excluded this write-down to the carrying value of the deferred revenue, and we reflect instead the full amount of such revenue. We believe that this non-GAAP measure of revenue is useful to investors and management because it reflects a level of revenue and operational results which corresponds to the combined business activities of Dassault Systèmes and the acquired company. In addition, the non-GAAP financial information provides a consistent basis for comparing our future operating performance, when no further adjustments to deferred income are required, against recent results.

  However, by excluding the deferred revenue adjustment, the supplemental non-GAAP financial information reflects the total revenue that would have been recorded by the acquired entity but may not reflect the total cost associated with generating the non-GAAP revenue.

•
amortization of acquired intangibles (for the years ended December 31, 2006, 2005 and 2004): Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets, must be recognized according to the assets' fair value and amortized over their useful life.

  In our supplemental non-GAAP financial information, we have excluded the amortization expenses related to acquired intangibles in order to provide a consistent basis for comparing our historical results. For technology and other intangible assets we develop internally, we typically expense costs in the period in which they are incurred. For example, because we typically incur most of our research and development costs prior to reaching technical feasibility, our research and development costs are normally expensed in the period in which they are incurred. By excluding the amortization expenses related to acquired intangibles, the supplemental non-GAAP financial information provides a uniform approach for evaluating the development cost of all our technology, whether developed internally or acquired externally. As a result, we believe that the supplemental non-GAAP financial information offers investors a useful basis for comparing our historical results.

  However, the acquired intangible assets whose amortization costs are excluded contributed to revenue earned during the period, and it may not have been possible to earn such revenue without such assets. In addition, the amortization of acquired intangibles is a recurring expense until their total cost has been amortized.

•
stock-based compensation expense (for the year ended December 31, 2006): Under U.S. GAAP, we are required to recognize in our income statement all share-based payments to employees, including grants of employee stock options, based on their fair values over the period that an employee provides service in exchange for the award. This requirement, which is set forth under SFAS 123(R), became effective for us as of January 1, 2006.

  In our supplemental non-GAAP financial information, we have excluded this expense to help investors compare our 2006 financial information with financial information for periods prior to January 1, 2006, when stock-based compensation costs were not expensed. In addition, because financial analysts and investors were using a valuation model which did not take into account our stock-based compensation expense for prior periods, the exclusion of stock-based compensation expense in our supplemental non-GAAP financial information helps them ensure the consistency of their valuation metrics. Our management also considers this non-GAAP information when reviewing our operating performance, since stock-based compensation costs can fluctuate due to factors other than the level of our business activity or operating performance.

  However, stock-based compensation is one component of employee compensation. By excluding stock-based compensation expense, the supplemental non-GAAP financial information does not reflect our full cost of attracting, motivating and retaining our personnel. Stock-based compensation expense is a recurring expense.

•
one-time tax restructuring effects (for the year ended December 31, 2006): Our U.S. GAAP financial statements reflect the impact of a one-time tax restructuring effected during 2006 in the United States.

  In our supplemental non-GAAP financial information, we have excluded the one-time impact attributable to this tax restructuring because of its unusual nature in both qualitative and quantitative terms. We do not expect such tax effects to occur as part of our normal business

DASSAULT SYSTÈMES    Form 20-F 2006    37

Back to Contents

  on a regular basis. As a result, we believe that by excluding the one-time effects of the tax restructuring, our supplemental non-GAAP financial information helps investors understand the current trends in our operating performance. We also believe that the exclusion of the one-time tax restructuring effects facilitates a comparison of our effective rate of income tax between different periods.

  However, the one-time tax restructuring effects are a component of our income tax expense for 2006. By excluding these effects, the supplemental non-GAAP financial information overstates our income tax expense for 2006. One-time tax restructuring effects are not a recurring benefit.

The following tables set forth our supplemental non-GAAP revenue, operating income, operating margin, net income and diluted net income per share, which exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, the expense for the amortization of acquired intangible assets, stock-based compensation expense and one-time tax restructuring effects (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

	Twelve months ended December 31,						Increase (Decrease)
(in millions, except percentages and per share data)	2006 GAAP	Adjustment(1)	2006 non-GAAP	2005 GAAP	Adjustment(1)	2005 non-GAAP	GAAP		Non-GAAP(2)
TOTAL REVENUE	€1,157.8	€19.7	€1,177.5	€934.5	€9.1	€943.6	23.9%		24.8%
Total Revenue by activity
Software revenue	963.1	19.7	982.8	783.6	9.1	792.7	22.9%		24.0%
Services and other revenue	194.7			150.9			29.0%

Total Revenue by segment
PLM revenue	943.3	16.1	959.4	753.6	8.2	761.8	24.8%		25.6%
of which ENOVIA revenue	190.4	9.3	199.7	121.9			56.2%		63.8%
Design-centric revenue	214.5	3.6	218.1	180.9	0.9	181.8	18.6%		19.6%

Total Revenue by geography
Americas	356.0	10.5	366.5	283.0	3.3	286.3	25.8%		28.0%
Europe	541.9	6.4	548.3	438.2	3.6	441.8	23.7%		24.1%
Asia	259.9	2.8	262.7	213.3	2.2	215.5	21.8%		21.9%

Total Operating Expenses	€911.9	€(50.6)	€861.3	€683.5	€(9.8)	€673.7	33.4%		27.8%
Stock-based compensation expense	11.6	(11.6)	–	–			n/a		n/a
Amortization of acquired intangibles	39.0	(39.0)	–	9.8	(9.8)	–	n/a		n/a
Operating Income	€245.9	€70.3	€316.2	€251.0	€18.9	€269.9	(2.0%	)	17.2%
PLM Operating income	176.5	61.9	238.4	187.6	16.4	204.0	(5.9%	)	16.9%
Design-centric Operating income	69.4	8.4	77.8	63.4	2.5	65.9	9.5%		18.1%
Operating Margin	21.2%		26.9%	26.9%		28.6%
PLM Operating margin	18.7%		24.8%	24.9%		26.8%
Design-centric Operating margin	32.4%		35.7%	35.1%		36.2%
Income before Income Taxes	€250.5	€70.3	€320.8	€266.9	€18.9	€285.8	(6.1%	)	12.2%
Income tax expense	(70.8)	(32.6)	(103.4)	(90.8)	(7.2)	(98.0)	n/a		n/a
Income tax effect of adjustments above	21.1	(21.1)	–	7.2	(7.2)	–	n/a		n/a
One-time tax restructuring effects	11.5	(11.5)	–	–			n/a		n/a
Minority interest	0.1			(0.6)			n/a		n/a
Net Income	€179.8	€37.7	€217.5	€175.5	€11.7	€187.2	2.5%		16.2%
Diluted Net Income Per Share(3)	€1.51	€0.32	€1.83	€1.49	€0.10	€1.59	1.3%		15.1%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

	Twelve months ended December 31,
(in millions)	2006 GAAP	Adjustment	2006 non-GAAP	2005 GAAP
Cost of services and other revenue	€143.7	€(0.4)	€143.3	€115.3
Research and development	299.9	(6.8)	293.1	250.0
Marketing and sales	296.0	(2.5)	293.5	223.0
General and administrative	83.7	(1.9)	81.8	58.6

Total stock-based compensation expense		(11.6)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.
(3)
Based on a weighted average 119.1 million diluted shares for 2006 and 117.6 million diluted shares for 2005.

38    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

	Twelve months ended December 31,						Increase
(in millions, except percentages and per share data)	2005 GAAP	Adjustment(1)	2005 non-GAAP	2004 GAAP	Adjustment(1)	2004 non-GAAP	GAAP	Non-GAAP
TOTAL REVENUE	€934.5	€9.1	€943.6	€796.6			17.3%	18.5%
Total Revenue by activity
Software revenue	783.6	9.1	792.7	670.9			16.8%	18.2%
Services and other revenue	150.9			125.7			20.1%
Total Revenue by segment
PLM revenue	753.6	8.2	761.8	650.7			15.8%	17.1%
of which ENOVIA revenue	121.9			101.7			19.9%
Design-centric revenue	180.9	0.9	181.8	145.9			24.0%	24.6%
Total Revenue by geography
Americas	283.0	3.3	286.3	230.9			22.6%	24.0%
Europe	438.2	3.6	441.8	371.0			18.1%	19.1%
Asia	213.3	2.2	215.5	194.7			9.6%	10.7%

Total Operating Expenses	€683.5	€(9.8)	€673.7	€566.8	€(1.4)	€565.4	20.6%	19.2%
Stock-based compensation expense	–			–			n/a	n/a
Amortization of acquired intangibles	9.8	(9.8)	–	1.4	(1.4)	–	n/a	n/a
Operating Income	€251.0	€18.9	€269.9	€229.8	€1.4	€231.2	9.2%	16.7%
PLM Operating income	187.6	16.4	204.0	182.7	1.1	183.8	2.7%	11.0%
Design-centric Operating income	63.4	2.5	65.9	47.1	0.3	47.4	34.6%	39.0%
Operating Margin	26.9%		28.6%	28.8%		29.0%
PLM Operating margin	24.9%		26.8%	28.1%		28.2%
Design-centric Operating margin	35.1%		36.2%	32.3%		32.5%
Income before Income Taxes	€266.9	€18.9	€285.8	€237.5	€1.4	€238.9	12.4%	19.7%
Income tax expense	(90.8)	(7.2)	(98.0)	(80.9)	(0.2)	(81.0)	n/a	n/a
Income tax effect of adjustments above	7.2	(7.2)	–	0.2	(0.2)	–	n/a	n/a
One-time tax restructuring effects	–			–			n/a	n/a
Minority interest	(0.6)			(0.2)			n/a	n/a
Net Income	€175.5	€11.7	€187.2	€156.4	€1.2	€157.6	12.2%	18.8%
Diluted Net Income Per Share(3)	€1.49	€0.10	€1.59	€1.35	€0.01	€1.36	10.4%	16.9%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.
(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.
(3)
Based on a weighted average 117.6 million diluted shares for 2005 and 116.2 million diluted shares for 2004.

DASSAULT SYSTÈMES    Form 20-F 2006    39

Back to Contents

CONSOLIDATED INFORMATION

Revenue

The tables below set forth our revenue by activity and by geographic region, and the year-to-year growth rate, for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
(in millions, except percentages)	2006	(% growth)	2005	(% growth)	2004
Revenue by activity
Software revenue	€963.1	22.9%	€783.6	16.8%	€670.9
Services and other revenue(1)	194.7	29.0%	150.9	20.0%	125.7

Total	€1,157.8	23.9%	€934.5	17.3%	€796.6

	Year ended December 31,
(in millions, except percentages)	2006	(% growth)	2005	(% growth)	2004
Revenue by geographic region(2)
Europe(3)	€541.9	23.7%	€438.2	18.1%	€371.0
Americas(3)	356.0	25.8%	283.0	22.6%	230.9
Asia(3)	259.9	21.8%	213.3	9.6%	194.7

Total	€1,157.8	23.9%	€934.5	17.3%	€796.6

(1)
Our services and other revenue was generated principally by the PLM (process-centric) segment in 2006, 2005 and 2004.
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
(3)
See Note 17 to our consolidated financial statements. Germany and France account for a majority of our sales in Europe. Most of the revenue in the Americas comes from the United States, and a large majority of the revenue from Asia comes from Japan.

2006 compared to 2005:   Total revenue increased 23.9% (26% in constant currencies) to €1.16 billion in 2006 from €934.5 million in 2005, reflecting additional PLM revenue from the inclusion of our two major acquisitions, Abaqus, which was completed in October 2005 (and renamed Dassault Systèmes Simulia Corp. in May 2007), and MatrixOne, which was completed in May 2006, and strong internal growth from both our business segments. On a non-GAAP basis, revenue increased 24.8% (27% in constant currencies) to €1.18 billion in 2006 from €943.6 million in 2005. Excluding MatrixOne and Abaqus, revenue increased 10% in 2006 compared to 2005 (12% on a non-GAAP basis and in constant currencies). All geographic regions contributed to the growth in total revenue in 2006, with revenue in Europe increasing by 23.7%, revenue in the Americas increasing by 25.8% (27% in constant currencies) and revenue in Asia increasing by 21.8% (29% in constant currencies). As a percentage of total revenue in 2006, Europe represented 47% (unchanged from 2005), the Americas accounted for 31% (compared to 30% in 2005) and Asia represented 22% (compared to 23% in 2005).

2005 compared to 2004:   Total revenue increased 17.3% to €934.5 million in 2005 from €796.6 million in 2004 on strong growth in both software and services and in both business segments. On a non-GAAP basis, revenue increased 18.5% (19% in constant currencies) to €943.6 million in 2005 from €796.6 million in 2004. All geographic regions contributed to the growth in total revenue in 2005, with the Americas region reporting the strongest growth. All regions benefited from the inclusion of Abaqus for the fourth quarter of 2005. In Europe revenue increased 18.1% in 2005, in the Americas revenue increased 22.6%, and in Asia revenue increased 9.6%. As a percentage of 2005 total revenue, Europe represented 47%, the Americas accounted for 30% and Asia represented 23%.

Software Revenue

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
Software revenue	€963.1	€783.6	€670.9
(as a % of total revenue)	83.2%	83.8%	84.2%

2006 compared to 2005:   In 2006 software revenue (comprised of new licenses, periodic licenses, maintenance and product development revenue) increased 22.9% or €179.5 million to €963.1 million on a 15% increase in new licenses revenue and a 30% increase in periodic licenses, maintenance and product development revenue. On a non-GAAP basis, software revenue increased 24.0% (26% in constant currencies) to €982.8 million from €792.7 million in 2005. Recurring revenue increased 31.5% to €512.1 million in 2006 compared to €389.3 million in 2005, and represented 53% and 50% of software revenue in 2006 and 2005, respectively. Recurring revenue growth

40    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

reflected the additional recurring revenue from the Abaqus and MatrixOne acquisitions, increases in the installed base of the PLM business segment and growth in maintenance fees in the Mainstream 3D segment.

We experienced solid growth in CATIA and SolidWorks seat licensing activity in 2006, accompanied by stable to slightly increasing average pricing in constant currencies for the year. In the aggregate CATIA and SolidWorks seats licensed during 2006 totaled 78,684 seats, representing an increase of 9.2% in comparison to 2005. CATIA seats licensed increased 1.6% to 35,343 seats for 2006, and SolidWorks seats licensed increased 16.3% to 43,341 seats for 2006. The average CATIA Version 5 end-user price per seat decreased 1%, but was unchanged in constant currencies in 2006. The average SolidWorks end-user price per seat increased 3% and 5% in constant currencies in 2006.

2005 compared to 2004:   In 2005 software revenue increased 16.8% to €783.6 million on the strong growth of our PLM and Mainstream 3D software applications. On a non-GAAP basis, software revenue increased 18.2% (19% in constant currencies) to €792.7 million from €670.9 million in 2004. Recurring software revenue increased 13.4% to €389.3 million in 2005, compared to €343.2 million in 2004, and represented 50% and 51% of software revenue in 2005 and 2004, respectively. Approximately two-thirds of the increase in recurring software revenue reflected growth in the installed base of the PLM business segment, as well as growth in maintenance fees in the Mainstream 3D segment. The remainder of the year-over-year increase reflected principally the addition of recurring software revenue recorded by Abaqus, which was consolidated beginning with the last quarter of 2005.

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

Services and other revenue

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
Services and other revenue	€194.7	€150.9	€125.7
(as a % of total revenue)	16.8%	16.2%	15.8%

2006 compared to 2005:   Services and other revenue increased 29.0% (31% in constant currencies) to €194.7 million in 2006 from €150.9 million in 2005. Growth in services and other revenue reflected several factors: (i) service revenue recorded by Abaqus and MatrixOne, (ii) higher fees received by us as an IBM Business Partner in certain geographies and in our role as Channel Management Provider for IBM and (iii) growth in PLM service engagements.

2005 compared to 2004:   Services and other revenue increased 20.1% (20% in constant currencies) to €150.9 million in 2005, compared to €125.7 million in 2004. Growth in services and other revenue reflected several factors: (i) growth in PLM service engagements, (ii) increased fees received by us as an IBM Business Partner in certain geographies, (iii) fees received by us in our role beginning in mid-2005 as Channel Management Provider for IBM PLM's Business Partners sales and marketing network, and (iv) service revenue recorded by Abaqus, which was consolidated beginning in the fourth quarter of 2005.

For each of the years 2006, 2005 and 2004, nearly all our service revenue was generated by the PLM segment.

OPERATING EXPENSES

Growth in operating expenses reflected principally the effect of the acquisitions of MatrixOne in May 2006 and of Abaqus in October 2005 and the increase in the number of our employees. In addition, amortization of acquired intangibles increased substantially in 2006, principally as a result of these two acquisitions.

	Year ended December 31,
(in millions)	2006	2005	2004
Operating expenses	€911.9	€683.5	€566.8
Non-GAAP adjustments(1)	50.6	9.8	1.4

Non-GAAP operating expenses(1)	€861.3	€673.7	€565.4

(1)
The non-GAAP adjustments and non-GAAP operating expenses in the table above reflect adjustments to our our financial information prepared In accordance with US GAAP by excluding (i) the amortization of acquired intangibles, for the years ended December 31, 2006, 2005 and 2004, and (ii) stock-based compensation expense, for the year ended December 31, 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

DASSAULT SYSTÈMES    Form 20-F 2006    41

Back to Contents

Cost of Revenue expenses

	Year ended December 31,
(in millions)	2006	2005	2004
Cost of Software revenue	€49.6	€26.8	€21.7
Cost of Services and other revenue	143.7	115.3	101.0

Total Cost of Revenue	€193.3	€142.1	€122.7

2006 compared to 2005:   Total cost of revenue increased 36.0% in 2006 to €193.3 million from €142.1 million in 2005. Cost of software revenue increased 85.0% to €49.6 million in 2006 compared to €26.8 million in 2005, primarily reflecting the acquisitions of Abaqus and MatrixOne. Cost of services and other revenue increased 24.6% to €143.7 million in 2006 compared to €115.3 million in 2005, reflecting the inclusion of the Abaqus and MatrixOne acquisitions as well as an increase in activity. The services and other revenue gross margin was 26.2% in 2006, an improvement from 23.6% in 2005, primarily reflecting an increase in fees received for our support of PLM sales (see "Item 4B. Business Overview – Sales and Marketing").

2005 compared to 2004:   Total cost of revenue increased 15.8% in 2005 to €142.1 million from €122.7 million in 2004. Cost of software revenue increased €5.1 million or 23.5% in 2005 compared to 2004 primarily reflecting an increase in software sales. Cost of services and other revenue increased €14.3 million or 14.2% in 2005 compared to 2004, primarily reflecting higher activity. The gross profit margin for services and other revenue increased to 23.6% in 2005 from 19.6% in 2004. The significant improvement in the gross profit margin for services and other revenue was primarily attributable to a more favorable mix of higher margin PLM consulting engagements.

Research and development expenses

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
Research and development expenses	€299.9	€250.0	€221.9
(as a % of total revenue)	25.9%	26.8%	27.9%

2006 compared to 2005:   Research and development expenses increased 20.0% to €299.9 million in 2006 compared to €250.0 million in 2005. Growth in research and development expenses closely tracked growth in average research and development headcount of 18.7% with the acquisitions of Abaqus and MatrixOne representing a large majority of this increase. Internal growth also contributed to the increase in headcount. As a percentage of revenue, research and development expenses decreased to 25.9% in 2006 from 26.8% in 2005, reflecting principally the application of an increased tax credit for research and development costs. At December 31, 2006, the total headcount in research and development and maintenance was 3,164 employees, compared to 2,678 at December 31, 2005. See the discussion under "Item 5C: Research and Development, Patents and Licenses – Research and Development" below.

2005 compared to 2004:   Research and development expenses increased 12.7% to €250.0 million in 2005, compared to €221.9 million in 2004. The increase in research and development expenses reflected primarily an average headcount growth for the year of 14.0% due to internal growth and the acquisitions of Abaqus and Virtools, as well as our partnership with i2 in sourcing. In addition, we had higher expenses related to our research and development work on PLM, automation and 3D XML technologies. At December 31, 2005, the total headcount in research and development and maintenance was 2,678 employees, compared to 2,171 at December 31, 2004. See the discussion under "Item 5C: Research and Development, Patents and Licenses – Research and Development" below.

Marketing and sales expenses

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
Marketing and sales expenses	€296.0	€223.0	€173.7
(as a % of total revenue)	25.6%	23.9%	21.8%

2006 compared to 2005:   Marketing and sales expenses increased 32.7% in 2006 compared to 2005. Higher expenses reflected principally the inclusion of Abaqus and MatrixOne (with both companies primarily marketing and selling their products through direct sales forces), additional staffing related to our PLM indirect sales channel initiative as well as growth in our PLM direct sales resources and higher marketing and sales investments in our design-centric segment. Average headcount in marketing, sales and services increased 19.6% in 2006, principally reflecting the acquisitions of Abaqus and MatrixOne, internal growth related to our marketing and sales initiatives and other acquisitions. At December 31, 2006, the total headcount in marketing, sales and services was 3,166 employees,compared to 2,614 employees at December 31, 2005.

42    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

2005 compared to 2004:   Marketing and sales expenses increased 28.4% to €223.0 million in 2005, compared to €173.7 million in 2004. Higher expenses reflected principally the inclusion of our Rand North America Inc. joint venture for a full year (set up in mid-2004), the acquisitions of certain Rand subsidiaries in Europe in early 2005 and Abaqus in October 2005, as well as additional investments related to the ramp-up of our Channel Management Provider organization to support the IBM PLM Business Partners sales and marketing network. At December 31, 2005, the total headcount in marketing, sales and services was 2,614 employees, compared to 1,954 employees at December 31, 2004.

General and administrative expenses

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
General and administrative expenses	€83.7	€58.6	€47.1
(as a % of total revenue)	7.2%	6.3%	5.9%

2006 compared to 2005:   General and administrative expenses increased 42.8% in 2006 compared to 2005. The increase in general and administrative expenses reflected principally the inclusion of Abaqus and MatrixOne, increased administrative staffing related to our PLM indirect sales channel initiative and higher expenses related to the implementation of our ERP (Enterprise Resource Planning) systems and Sarbanes-Oxley internal controls. Average general and administrative headcount increased 30.5% in 2006, largely reflecting the acquisitions of Abaqus and MatrixOne and increased staffing related to our PLM indirect sales channel initiative. At December 31, 2006, the total general and administrative headcount was 510, compared to 401 at December 31, 2005.

2005 compared to 2004:   General and administrative expenses increased 24.4% to €58.6 million in 2005, compared to €47.1 million in 2004. The increase in general and administrative expenses reflected principally an increase in average headcount of 18.3% primarily arising from the impact of acquisitions in 2004 and 2005, and higher expenses related to the implementation of our new ERP systems and Sarbanes-Oxley internal controls. At December 31, 2005, the total general and administrative headcount was 401, compared to 331 at December 31, 2004.

Amortization of acquired intangibles

	Year ended December 31,
(in millions)	2006	2005	2004
Amortization of acquired intangibles	€39.0	€9.8	€1.4

2006 compared to 2005:   Amortization of acquired intangibles increased €29.2 million in 2006 compared to 2005. This increase reflected principally the amortization of acquired intangibles arising primarily from our acquisitions of MatrixOne in May 2006 and Abaqus in October 2005.

2005 compared to 2004:   Amortization of acquired intangibles increased to €9.8 million in 2005, compared to €1.4 million in 2004. This increase reflected principally the amortization of acquired intangibles arising primarily from our acquisition of Abaqus in October 2005.

OPERATING INCOME

	Year ended December 31,
(in millions)	2006	2005	2004
Operating income	€245.9	€251.0	€229.8

2006 compared to 2005:   Operating income decreased 2.0% to €245.9 million in 2006 from €251.0 million in 2005, and our operating margin decreased to 21.2% from 26.9% in 2005. The decrease in operating income and operating margin reflected higher revenue which was partially offset by higher operating expenses and further offset principally by amortization of acquired intangibles arising from our acquisitions of MatrixOne and Abaqus, as well as the recently adopted requirement to recognize in our income statement all share-based payments to employees (pursuant to FAS 123(R)). On a non-GAAP basis, operating income increased 17.1% to €316.2 million in 2006 from €269.9 million in 2005 on strong revenue growth, offset in part by higher expenses. On a non-GAAP basis, our operating margin decreased to 26.9% in 2006 compared to 28.6% in 2005. The decrease in the non-GAAP operating margin reflected principally approximately 1.5 points of dilution from the acquisition of MatrixOne and a negative impact from the weakening of the yen, partially offset by increased profitability from our existing businesses.

2005 compared to 2004:   Operating income increased 9.8% to €251.0 million in 2005, compared to €229.8 million in 2004 reflecting higher revenue offset in part by higher operating expenses as well as amortization of acquired intangibles arising principally from our acquisition of Abaqus. On a non-GAAP basis, operating income increased 16.7% to €269.9 million in 2005 from €231.2 million in 2004,

DASSAULT SYSTÈMES    Form 20-F 2006    43

Back to Contents

closely tracking our growth in total revenue. Our operating margin in 2005 decreased to 26.9% compared to 28.8% in 2004. On a non-GAAP basis, our operating margin was 28.6% in 2005, relatively stable compared to 29.0% in 2004, since increased profitability from our existing businesses largely offset the growth in operating expenses arising principally from acquisitions in 2005 and 2004.

FINANCIAL REVENUE AND OTHER, NET

	Year ended December 31,
(in millions)	2006	2005	2004
Financial revenue and other, net	€3.6	€14.9	€7.0

2006 compared to 2005:   Financial revenue and other, net amounted to €3.6 million in 2006 compared to €14.9 million in 2005. Financial revenue and other, net in 2006 was comprised of net interest income of €11.1 million, exchange losses of €(6.9) million and other revenue of €(0.6) million. The decrease in financial revenue and other, net primarily reflected a 20.1% decrease in net interest income due to a lower average balance of cash and short-term investments, as well as higher interest expense (due to the drawdown on our credit line in connection with the acquisition of MatrixOne) and higher exchange losses incurred in connection with some intercompany loans denominated in U.S. dollars. See Note 12 to our consolidated financial statements. At December 31, 2006, cash and short-term investments totaled €459.2 million, compared to €379.9 million at December 31, 2005. See also "Liquidity and Capital Resources" below and Notes 2 and 12 to our consolidated financial statements.

2005 compared to 2004:   Financial revenue and other, net totaled €14.9 million in 2005, compared to €7.0 million in 2004. The increase in financial revenue and other primarily reflected a 20.6% increase in net financial revenue due to a higher average balance of cash and short-term investments for the first three quarters of 2005 as well as more favorable interest rates. Specifically, financial revenue and other in 2005 was comprised of net financial revenue of €13.9 million, exchange losses on accounts receivable of €(1.5) million and other revenue of €2.5 million. Other revenue was comprised primarily of gain on sales of one of our equity investments. See Note 12 to our consolidated financial statements. At December 31, 2005, cash and short-term investments totaled €379.9 million, compared to €552.8 million at December 31, 2004, with the decrease reflecting principally acquisitions completed during the year, offset in part by net cash provided by operations. See Notes 2 and 12 to our consolidated financial statements.

INCOME TAX EXPENSE

	Year ended December 31,
(in millions, except percentages)	2006	2005	2004
Income tax expense	€70.8	€90.8	€80.9
Effective consolidated tax rate	28.3%	34.1%	34.1%

2006 compared to 2005:   Income tax expense amounted to €70.8 million in 2006, and our effective consolidated tax rate decreased to 28.3%, principally due to a tax restructuring effected during 2006 in the United States that generated one-time tax restructuring benefits totaling €11.5 million. See Note 13 to our consolidated financial statements. On a non-GAAP basis, our effective consolidated tax rate was 32.2% for 2006 compared to 34.4% for 2005.

2005 compared to 2004:   Income tax expense totaled €90.8 million in 2005, compared to €80.9 million in 2004, representing an effective consolidated tax rate in 2005 of 34.1%, compared to 34.1% in 2004. See Note 13 to our consolidated financial statements.

NET INCOME AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
(in millions, except per share data)	2006	2005	2004
Net income	€179.8	€175.5	€156.4
Diluted net income per share	€1.51	€1.49	€1.35
Diluted weighted average shares outstanding	119.1	117.6	116.2

2006 compared to 2005:   Net income increased 2.4% to €179.8 million in 2006, compared to €175.5 million in 2005. On a non-GAAP basis, net income increased 16.2% to €217.5 million in 2006, compared to €187.2 million in 2005, principally reflecting growth in operating income, as well as a lower effective consolidated tax rate, partially offset by a lower level of financial revenue and other, net. Diluted net income per share increased 1.3% in 2006 to €1.51, compared to €1.49 in 2005. On a non-GAAP basis, diluted net income per share increased 15.1% to €1.83 in 2006, compared to €1.59 in 2005.

2005 compared to 2004:   Net income increased 12.2% to €175.5 million in 2005, compared to €156.4 million in 2004. On a non-GAAP basis, net income increased 18.8% to €187.2 million in 2005, compared to €157.6 million in 2004. Growth in net income largely reflected the

44    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

increase in operating income as well as higher financial revenue and other, net. Diluted net income per share increased 10.4% to €1.49 in 2005, compared to €1.35 in 2004. On a non-GAAP basis, diluted net income per share increased 16.9% to €1.59 in 2005, compared to €1.36 in 2004. Growth in diluted net income per share tracked closely the increase in total revenue.

REVENUE AND OPERATING INCOME BY SEGMENT

The table below sets forth the contribution of the process-centric (PLM) and design-centric (Mainstream 3D) segments to our revenue and operating income (see Notes 1 and 17 to our consolidated financial statements).

	Year ended December 31,
(in millions, except percentages)	2006		2005		2004
Revenue (excluding inter-segment sales)
PLM	€943.3	81.5%	€753.6	80.6%	€650.7	81.7%
Design-centric	214.5	18.5%	180.9	19.4%	145.9	18.3%

Total	1,157.8	100.0%	934.5	100.0%	796.6	100.0%

Operating income
PLM	176.5	71.8%	187.6	74.7%	182.7	79.5%
Design-centric	69.4	28.2%	63.4	25.3%	47.1	20.5%

Total	245.9	100.0%	251.0	100.0%	229.8	100.0%

	Year ended December 31,
(in millions, except percentages)	2006		2005		2004
Supplemental Non-GAAP Financial Information(1)

Revenue (excluding inter-segment sales)
PLM	€959.4	81.5%	€761.8	80.7%	€650.7	81.7%
Design-centric	218.1	18.5%	181.8	19.3%	145.9	18.3%

Total	1,177.5	100.0%	943.6	100.0%	796.6	100.0%

Operating income
PLM	238.4	75.4%	204.0	75.6%	183.8	79.5%
Design-centric	77.8	24.6%	65.9	24.4%	47.4	20.5%

Total	316.2	100.0%	269.9	100.0%	231.2	100.0%

(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2006, 2005 and 2004, and (iii) stock-based compensation expense and one-time tax restructuring effects, for the year ended December 31, 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

Process-centric (PLM)

Revenue

2006 compared to 2005:   Revenue for the PLM segment, including ENOVIA revenue, increased 24.8% (27% in constant currencies) in 2006 to €943.3 million, representing 81.5% of total revenue (excluding €3.9 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, PLM revenue increased 25.6% (28% in constant currencies) in 2006 to €959.4 million, including ENOVIA revenue which increased 63.8% to €199.7 million. The increase in revenue in 2006 reflected principally the inclusion of MatrixOne and Abaqus, as well as solid revenue growth for CATIA and contributions from our other product lines. While overall CATIA licenses grew relatively modestly, as discussed below, CATIA revenue growth was strong as a result of increases in recurring revenue and services revenue.

Overall CATIA licenses increased 1.6% in 2006. A total of 35,343 CATIA seats were licensed for 2006 compared to 34,798 seats for 2005. Pricing for CATIA V5 decreased 1% on average (stable on a constant currency basis) for 2006 compared to 2005.

2005 compared to 2004:   Revenue for the PLM segment, including ENOVIA revenue, increased 15.8% in 2005 to €753.6 million, representing 80.6% of total revenue (excluding €2.1 million of inter-segment sales) compared with €650.7 million in 2004 (excluding €1.5 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, PLM revenue increased 17.1% (17% in constant currencies) in 2005 to €761.8 million from €650.7 million in 2004. The increase in revenue in 2005 reflected principally strong year-over-year performances by our PLM brands, with solid revenue growth for CATIA, a 19.9% increase in our ENOVIA revenue and

DASSAULT SYSTÈMES    Form 20-F 2006    45

Back to Contents

strong growth of our DELMIA applications. We also benefited from the inclusion of Abaqus for the 2005 fourth quarter. For 2005 Abaqus accounted for approximately 2 percentage points of growth in revenue, and 3 percentage points of growth in revenue on a non-GAAP basis. ENOVIA revenue increased 19.9% to €121.9 million in 2005, compared to €101.7 million in 2004.

CATIA licenses increased 6.4% in 2005 to a total of 34,798 seats for 2005 compared to 32,695 seats for 2004, with pricing for CATIA V5 increasing 2% on average for the year (3% on a constant currency basis) due to a richer product configuration per seat.

Operating income

2006 compared to 2005:   Operating income for the PLM segment decreased 5.9% with higher revenue more than offset by dilution from our MatrixOne acquisition including amortization of intangibles related to the acquisition, increased expenses related to our PLM indirect channel initiatives and other investments in marketing and sales and research and development. On a non-GAAP basis, operating income increased €34.4 million or 16.9% in 2006 compared to 2005, reflecting higher revenue partially offset by dilution from the MatrixOne acquisition, increased expenses related to our PLM indirect channel initiatives and the negative impact of the yen.

2005 compared to 2004:   Operating income for the process-centric segment increased 2.7% to €187.6 million in 2005, compared with €182.7 million in 2004. On a non-GAAP basis, operating income increased 11.0% to €204.0 million in 2005, compared with €183.8 million in 2004, and represented 26.8% of segment revenue in 2005, compared to 28.2% in 2004.

Design-centric (Mainstream 3D)

Revenue

2006 compared to 2005:   Revenue in the design-centric segment increased 18.6% in 2006 to €214.5 million, representing 18.5% of total revenue (excluding €0.7 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, revenue in the design-centric segment increased 19.6% (22% in constant currencies) in 2006 to €218.1 million on strong growth in new seats licensed, an increase in the average end-user revenue per seat and growth in maintenance renewals. Specifically, SolidWorks seats licensed increased 16.3% to a total of 43,341 seats for 2006, compared to 37,280 for 2005, on strong demand across all major geographic markets. SolidWorks average end-user revenue per seat increased 3% (increase of 5% in constant currencies) for 2006 in comparison to 2005, benefiting from the addition of PDMWorks Enterprise. The sales mix of higher-end products, with SolidWorks Office Premium and Office Professional representing a majority of the total seats licensed during 2006, was similar to 2005.

2005 compared to 2004:   Revenue in the design-centric segment increased 24.0% in 2005 to €180.9 million, representing 19.4% of total revenue (excluding €0.5 million of inter-segment sales), compared with €145.9 million in 2004 (excluding €0.2 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, revenue in the design-centric segment increased 24.6% (25% in constant currencies) in 2005 to €181.8 million compared with €145.9 million in 2004. SolidWorks seats licensed increased 24.8% to a total of 37,280 seats for 2005, compared to 29,882 for 2004, on strong demand across all major geographic markets and stable pricing on average. SolidWorks average end-user revenue per seat was unchanged (increase of 1% in constant currencies) for 2005 in comparison to 2004, reflecting a generally similar mix of higher-end products with SolidWorks Office Premium and Office Professional representing a majority of the total seats licensed during 2005.

Operating income

2006 compared to 2005:   Operating income for the design-centric segment increased €6.0 million or 9.5% in 2006 compared to 2005. On a non-GAAP basis, operating income increased €11.9 million or 18.1% in 2006 compared to 2005, tracking closely revenue growth as the operating margin was generally stable in 2006 in comparison to 2005. On a non-GAAP basis, the design-centric segment's operating income represented 35.7% of segment revenue in 2006, compared with 36.2% in 2005.

2005 compared to 2004:   Operating income for the design-centric segment increased 34.6% to €63.4 million in 2005, compared to €47.1 million in 2004. On a non-GAAP basis, operating income increased 39.0% to €65.9 million in 2005, compared with €47.4 million in 2004, and represented 36.2% of total segment revenue in 2005, compared with 32.5% in 2004.

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

In 2006, revenue for the fourth, third, second and first quarters represented, respectively, 30.2%, 23.8%, 24.2% and 21.8% of our total revenue for the year. In 2005, our revenue for the fourth, third, second and first quarters represented, respectively, 32.6%, 22.9%, 23.3% and 21.2% of our total revenue for the year. See "Item 3D – Risk Factors" for a discussion of the principal causes of variations in our quarterly results.

46    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

B. Liquidity and Capital Resources

Our principal source of liquidity is cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and the financing of business acquisitions.

Working capital at December 31, 2006, increased by €10.8 million, compared to a decrease in 2005 of €11.6 million and an increase of €27.3 million in 2004. The most important change in 2006 concerned an increase in unearned revenue, reflecting primarily unearned revenue recorded in connection with the acquisition of MatrixOne, as well as unearned revenue generated in connection with our increasing PLM and Mainstream 3D businesses. See the consolidated statements of cash flows included in this annual report. Customers' days of sales outstanding as of December 31, 2006 were 77 days, compared to 83 days as of December 31, 2005. Under our marketing and distribution agreement, IBM is required to pay us a cash settlement one month after it records its revenue for licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period. Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date. See Note 1 to our consolidated financial statements.

Cash and cash equivalents and short-term investments totaled €459.2 million as of December 31, 2006, compared with €379.9 million and €552.8 million as of December 31, 2005, and December 31, 2004, respectively. During 2006, net cash provided by operating activities increased to €259.8 million compared with €196.7 million during 2005. Cash flows used in investing activities amounted to €268.6 million, reflecting primarily acquisitions of businesses, net of cash, compared to €355.8 million in 2005. In 2006, net cash provided by financing activities totaled €124.9 million, primarily comprised of borrowings of €200 million, cash dividends paid of €48.2 million, net cash disbursed for the repurchase of SolidWorks shares of €63.2 million and proceeds from stock option exercise, net of €23.8 million. In 2005, net cash used in financing activities totaled €44.9 million. Exchange rate fluctuations had a negative translation effect of €20.5 million on our December 31, 2006 cash balance compared to a positive effect of €26.8 million in 2005.

Our expenditures and investments in 2006 consisted principally of acquisitions, which were financed from operating cash flows and a revolving credit facility. During 2006 we drew down all of the €200 million provided by our five-year revolving credit facility in connection with the acquisition of MatrixOne, Inc. See Note 8 to our consolidated financial statements. Pursuant to the terms of this credit facility, we are required to comply with limitations on our ability to grant liens on, or sell, our assets or the assets of our principal subsidiaries, or to carry out a restructuring. In the event of a change of control of the Company, the lenders could require immediate repayment. We currently have no significant capital expenditures or investments in progress, except with respect to the anticipated acquisition of ICEM (see "Item 5D: Trend Information" below).

At the end of 2006, our financial indebtedness included long-term debt in the amount of €200 million, as well as a financial lease relating to our offices. Our net financial position at December 31, 2006, was €254.9 million, representing cash and short-term investments, net of long-term debt. Management believes that our currently available sources of liquidity will provide sufficient resources for continuing our operations for the foreseeable future.

C. Research and Development, Patents and Licenses

RESEARCH AND DEVELOPMENT

We believe that research and development is one of the most important elements of our success. We operate research laboratories in France, the United States, Canada, Germany, the United Kingdom, Israel and India. In 2006, research and development expenses increased 20.0% to €299.9 million, compared to 2005, reflecting internal growth and the acquisitions of MatrixOne in May 2006 and Abaqus in October 2005 (renamed Dassault Systèmes Simulia Corp. in May 2007). Total research and development and maintenance headcount increased 18.1% in 2006 to 3,164 at December 31, 2006.

Research and development investments over the past three years have been devoted principally to: introducing new PLM and 3D MCAD applications, advancing our V5 platform, developing a multi-physics simulation platform, and further expanding our addressable markets with the introduction of new, emerging technologies and application domains, including 3D For ALL, CATIA Systems and DELMIA Automation.

DASSAULT SYSTÈMES    Form 20-F 2006    47

Back to Contents

The table below sets forth information with respect to our research and development expenses for 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
Research and development expenses (in millions)	€299.9	€250.0	€221.9
As a percentage of total revenue(1)	25.9%	26.8%	27.9%
Research and development and maintenance personnel (at period end)	3,164	2,678	2,171
(1)
Due to sales and marketing relationship with IBM, our percentage of various expenses, including research and development expenses, to revenue may not be comparable to such percentages for our competitors.

Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering, and linear and non-linear finite element analysis, interactive 3D applications, computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses. For a discussion of the variation in research and development expenses between the periods indicated, see the discussion under "Item 5A: Operating Results – Consolidated Information – Research and Development Expenses" above.

INTELLECTUAL PROPERTY

We rely on a combination of copyrights, trade secret, trademark and patents to establish and protect our intellectual property in our technology. We distribute our products under software licenses, which grant customers, rather than ownership of, licenses to our products which contain various provisions protecting our ownership and the confidentiality of the licensed technology.

The source code of our products is protected as a trade secret and as a copyrighted work. In addition, some of the key capabilities of our software products are protected through patents when possible. However, no assurance can be given that others will not copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright, trade secret, trademark and patent protection or enforcement may be unavailable or limited in certain countries.

In other respects, we believe that, due to the rapid technological advances within the industry, factors such as the technological and creative skills of our personnel are also very important to establish and maintain a technology leadership position within the industry.

With regard to trademarks, our policy is to register trademarks for our main lines of products in the countries where we do business. Such registrations are a combination of international trademark registrations, community trademarks and national registrations. When companies are acquired, a review and an assessment of their main trademarks is made, and when necessary, complementary applications for registrations are made in order to establish coverage of such trademarks compliant with our trademark policy.

We generally file patent applications in regions where our main customers and competitors are located. Our portfolio includes more than 60 patents already granted in the United States and approximately 200 patent applications pending in various geographic areas. In 2006, we filed 13 new patent applications.

We are also engaged in an active policy against piracy and take systematic measures agains the illegal use and distribution of our products.

See "Item 3D: Risk Factors" for risks concerning possible third-party allegations of unauthorized use of their intellectual property, and the difficulties in ensuring adequate protection for our own intellectual property.

D. Trend Information

ADDITIONAL BUSINESS HIGHLIGHTS

On April 26, 2007, we entered into an agreement pursuant to which we would acquire ICEM, a specialist in styling and high quality surface modeling, headquartered in the UK, for an estimated purchase price of €51.4 million in cash. ICEM customers include original equipment manufacturers (such as Ford, Volkswagen Group, BMW, Porsche, PSA, Renault and Nissan); design companies (such as Guigiaro/ITALDesign, Pininfarina and Bertone); and consumer goods companies (such as Polaris and Electrolux). ICEM complements our current solutions, extending our surface capabilities with its high quality surfacing and styling solutions. We expect to fund the proposed acquisition from cash on hand. Subject to satisfying the closing conditions, the acquisition is anticipated to be completed in June 2007. In 2006, ICEM's

48    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

revenues totaled about €20 million and, based upon its recent operating results, we do not anticipate that ICEM will be dilutive to our non-GAAP earnings.

In May 2007, we introduced 3DLive, offering collaborative intelligence solutions designed to enhance interaction, improve decision-making and accelerate innovation among all participants involved in PLM. 3DLive is also the first illustration of our online portfolio, labeled Version 6, which will supplement our Version 5 desktop-based application portfolio and will be focused on using our technology to provide further on-line services.

2007 UNAUDITED FIRST QUARTER FINANCIAL RESULTS

See below for a reconciliation of all first quarter non-GAAP information to the corresponding GAAP information.

For the first quarter of 2007, total revenue increased 15% to €290.9 million (up 21% in constant currencies), on a 15% increase in software revenue to €245.8 million and a 16% increase in services and other revenue to €45.1 million. The first quarter reflected a good dynamic with large companies and our indirect channels. In the 2006 first quarter total revenue was €252.1 million. On a non-GAAP basis, total revenue for the first quarter of 2007 increased 15% to €294.7 million and increased 21% in constant currencies, driven by a 15% increase (21% in constant currencies) in non-GAAP software revenue to €249.6 million and a 16% increase (22% in constant currencies) in services and other revenue.

From a regional perspective all geographic regions contributed to the increase in total revenue, with Europe up 10%, the Americas up 27% (38% in constant currencies) and Asia increasing 11% (22% in constant currencies).

From a segment perspective, both PLM and Mainstream 3D posted strong year-over-year growth. PLM revenue increased 17% (23% in constant currencies) to €235.0 million, compared to €200.9 million in the 2006 first quarter. On a non-GAAP basis, PLM revenue increased 16% to €237.3 million and increased 23% in constant currencies in the 2007 first quarter. ENOVIA helped drive the year-over-year growth in PLM, with ENOVIA revenue increasing 118% to €57.4 million. On a non-GAAP basis, ENOVIA revenue increased 139% in constant currencies and, excluding MatrixOne, ENOVIA non-GAAP revenue increased 29% in constant currencies. First quarter PLM results also benefited from a good performance by CATIA and SIMULIA. Both CATIA and SolidWorks contributed to the 9% growth in new licenses which totaled 19,625 in the 2007 first quarter, compared to 17,944 in the 2006 first quarter.

Mainstream 3D revenue increased 9% (15% in constant currencies) to €55.9 million from €51.2 million in the year-ago quarter. On a non-GAAP basis, Mainstream 3D revenue increased 10% (16% in constant currencies) to €57.4 million, compared to €52.3 million in the year-ago quarter. New SolidWorks licenses increased 15% to 11,813 principally reflecting strong SolidWorks results in Europe and the Americas. SolidWorks average end-user revenue per seat decreased 3% in constant currencies in comparison to the year-ago quarter, but was generally stable in comparison to the fourth quarter of 2006.

Operating income decreased 2.3% to €46.1 million in the 2007 first quarter, compared to €47.2 million in the 2006 first quarter. On a non-GAAP basis, operating income increased 7.6% to €65.1 million in the 2007 first quarter, up from €60.5 million in the 2006 first quarter. The operating margin was 15.8% in the 2007 first quarter, compared to 18.7% in the year-ago period, primarily reflecting the impact of non-GAAP adjustments. On a non-GAAP basis, the operating margin decreased to 22.1% in the 2007 first quarter, from 23.6% for the 2006 first quarter, principally reflecting dilution in connection with the acquisition of MatrixOne in May 2006 and investments as we ramp up our PLM mid-market sales channel.

Diluted net income per share decreased 7.7% to €0.28 in the 2007 first quarter, compared to €0.26 in the first quarter of 2006. On a non-GAAP basis, diluted net income per share increased 14.7% to €0.39, principally reflecting higher operating income, despite absorbing an estimated nine point negative currency impact. In the 2007 first quarter the US dollar and Japanese yen weakened versus the euro on average approximately 9% and 11%, respectively, compared to the 2006 first quarter. We also benefited from a decrease in our effective income tax rate from 33.6% in the 2006 first quarter to 32.0% in the 2007 first quarter.

At March 31, 2007, cash and short-term investments totaled €562.1 million, compared to €459.2 million at December 31, 2006, principally reflecting higher cash receipts. Long-term debt totaled €204.1 million, compared to €204.3 million at December 31, 2006. Net operating cash flow was €108.4 million for the 2007 first quarter, increasing from €101.2 million in the 2006 first quarter primarily reflecting changes in working capital and non-cash income statement items.

The following table sets forth a reconciliation with GAAP financial information of our supplemental non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share for the first quarters of 2007 and 2006, which exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, the expenses for the

DASSAULT SYSTÈMES    Form 20-F 2006    49

Back to Contents

amortization of acquired intangible assets and stock-based compensation expense (as explained above under Item 5A: Operating Results – Supplemental Non-GAAP Financial Information). The table also sets forth the most comparable GAAP financial measures.

	Three months ended March 31,						Variation
(in millions, except percent and per share data)	2007 GAAP	Adjustment(1)	2007	2006 GAAP	Adjustment(1)	2006	GAAP		Non-GAAP(2)
Total Revenue	€290.9	€3.8	€294.7	€252.1	€3.9	€256.0	15%		15%

Total Revenue breakdown by activity
Software revenue	245.8	3.8	249.6	213.1	3.9	217.0	15%		15%
Services and other revenue	45.1			39.0			16%
Total Revenue breakdown by segment
PLM revenue	235.0	2.3	237.3	200.9	2.8	203.7	17%		16%
of which ENOVIA revenue	57.4	2.3	59.7	26.3			118%		127%
Mainstream 3D revenue	55.9	1.5	57.4	51.2	1.1	52.3	9%		10%
Total Revenue breakdown by geography
Americas	96.1	1.9	98.0	75.8	1.4	77.2	27%		27%
Europe	122.8	1.4	124.2	111.6	1.6	113.2	10%		10%
Asia	72.0	0.5	72.5	64.7	0.9	65.6	11%		11%
Total Operating Expenses	€244.8	€(15.2)	€229.6	€204.9	€(9.4)	€195.5	19%		17%
Stock-based compensation expense	4.3	(4.3)	–	2.2	(2.2)	–	n/a		n/a
Amortization of acquired intangibles	10.9	(10.9)	–	7.2	(7.2)	–	n/a		n/a
Operating Income	€46.1	€19.0	€65.1	€47.2	€13.3	€60.5	(2%	)	8%
Operating Margin	15.8%		22.1%	18.7%		23.6%
Income before Income Taxes	49.1	19.0	68.1	50.3	13.3	63.6	(2%	)	7%
Income tax expense	(16.2)	(5.6)	(21.8)	(17.5)	(3.9)	(21.4)	n/a		n/a
Income tax effect of adjustments above	5.6	(5.6)	–	3.9	(3.9)	–	n/a		n/a
Minority interest	0.0			(1.5)			n/a
Net Income	€32.9	€13.4	€46.3	€31.3	€9.4	€40.7	5%		14%
Diluted Net Income Per Share(3)	€0.28	€0.11	€0.39	€0.26	€0.08	€0.34	8%		15%
(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Three months ended March 31,
(in millions)	2007 GAAP	Adjustment	2007 Non-GAAP	2006 GAAP	Adjustment	2006 Non-GAAP
Cost of services and other revenue	€40.2	€(0.1)	€40.1	€31.7	€(0.3)	€31.4
Research and development	76.5	(2.5)	74.0	72.5	(1.5)	71.0
Marketing and sales	83.1	(0.9)	82.2	65.5	(0.3)	65.2
General and administrative	21.4	(0.8)	20.6	17.1	(0.1)	17.0

Total stock-based compensation expense		(4.3)			(2.2)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.
(3)
Based on a weighted average 118.8 million diluted shares for the first quarter of 2007 and 119.8 million diluted shares for the first quarter of 2006.

OBJECTIVES

We set forth below our financial objectives, which are presented only on a non-GAAP basis. The non-GAAP objectives set forth below do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €8 million for 2007; stock-based compensation expense estimated at approximately €13 million for 2007; and amortization expense for acquired intangibles estimated at approximately €44 million for 2007. These objectives do not include any new stock option or share grants, or any new acquisitions which may be completed during 2007, including the proposed acquisition of ICEM described above.

•
2007 non-GAAP total revenue objective of about 13% growth in constant currencies;

•
2007 non-GAAP diluted earnings per share objective of about €2.00 to €2.05, representing about 9% to 12% growth;

•
2007 non-GAAP operating margin objective of about 27%, generally stable with our 2006 non-GAAP operating margin;

50    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

•
Objectives based upon exchange rate assumptions for the remaining 2007 quarters of US$1.35 (from $1.30 previously) per €1.00 and JPY 160 (from JPY 155 previously) per €1.00;

•
2007 non-GAAP revenue range of about €1.275 billion to €1.285 billion, reflecting the exchange rate assumptions noted above and taking into account actual first quarter results.

The information above under "Trend Information", and in particular under "Objectives", includes statements that express objectives for our future financial performance. Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar per euro exchange rate of $1.35 per €1.00 and an average Japanese yen per euro exchange rate of JPY160 per €1.00 for the last three quarters of 2007; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of MatrixOne or any other newly acquired company and internal reorganizations. For more information regarding the risks facing our business, see "Item 3D – Risk Factors".

E. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2006:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Employee profit-sharing	€28,758	€10,143	€6,071	€7,202	€5,342
Built-to-suit lease agreement	177,957	–	–	29,173	148,784
Operating lease obligations	106,800	36,991	41,107	20,491	8,211
Capital lease obligations	460	439	16	5	–

Total	€313,975	€47,573	€47,194	€56,871	€162,337

DASSAULT SYSTÈMES    Form 20-F 2006    51

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

BOARD OF DIRECTORS

Our Board of Directors determines our business strategy and oversees its implementation. Under French law, the Board of Directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general meeting of shareholders to approve such accounts. In addition, the Board of Directors must give prior authorization for any security, pledge or guarantee granted by the Company. Under French law, directors are liable for violation of French legal or regulatory requirements applicable to sociétés anonymes, for the violation of our by-laws or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

Our by-laws provide that, generally, the Board of Directors must consist of three to fifteen directors at any time. Only the shareholders can increase the size of the Board of Directors. Members of the Board are elected by the shareholders at a general meeting of shareholders to serve six-year terms and may be reelected for consecutive terms. Directors serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board of Directors may fill its vacancies until the subsequent shareholders' meeting. At no time may the number of directors exceeding the age of 70 years constitute more than one-half of the Board of Directors. The Chairman may not be more than 75 years old.

The following table sets forth the names, ages and election dates of our directors, as well as their occupations and directorships. As of the date hereof, five of the nine members of our Board of Directors are independent, as determined according to the applicable standards and requirements for independence. Pursuant to our statuts, each director must hold at least one share of Dassault Systèmes for the duration of his mandate.

Our Board of Directors generally complies with all French rules and recommendations, and all applicable U.S. regulations, regarding corporate governance.

Name	Age	Current position within our Company	Director since	Term expires	Other occupation and Directorships(1)	Other mandates (outside DS) expired during the last five years	Company shares owned at March 31, 2007
Charles Edelstenne	69	Chairman	1993	2011	Chairman and Chief Executive Officer of Dassault Aviation. Member of the Supervisory Board of: Groupe Industriel Marcel Dassault SAS. Director of: Thales Systèmes Aéroportés; Société Anonyme Belge de Constructions Aéronautiques; and Sogitec Industries Chairman of Dassault Falcon Jet Corporation. President of Dassault International, Inc. Manager of Arie and Nili.	Director of Dassault Réassurance	7,656,580

52    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Paul R. Brown	56	Director	2000	2011	Professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University. Academic Director, TRIUM Executive MBA program. Director and member of the audit committee of Dictaphone, Inc.	None.	2
Bernard Charlès	50	President and Chief Executive Officer ("Directeur Général")	1993	2011	President of Dassault Systèmes Canada Inc.; Dassault Systèmes Corp.; Dassault Systèmes K.K.; Chairman of: Delmia Corp.; Abaqus, Inc.; SolidWorks Corporation; Director of: Business Objects.	None.	1,740
Laurent Dassault	53	Director	1993	2011

Vice-President of Groupe Industriel Marcel Dassault;

Chairman and Chief Executive of Immobilière Dassault and Dassault Belgique Aviation;

President of Midway Aircraft Corporation, Dassault Investment Fund Inc., Vina Dassault San Pedro, Château Dassault and Château La Fleur Mérissac;

Chairman of CATALYST INVESTMENTS II L.P.;

Director of Generali France, Generali Assicurazioni SpA, Sogitec Industries, Power Corporation du Canada, Kudelski SA, Banque Privée Edmond de Rothschild Luxembourg, Terramaris, Industrial Procurement Services, Société de Véhicules Electriques SAS, Organisation pour la Prévention de la Cécité, and Fauchier Partners Management Ltd.;

Member of the Supervisory Board of ARQANA and Lepercq, de Neuflize and Co. Inc.;

Chairman of the Development Committee of Groupe Artcurial;

Member of the Advisory Committee of 21 Central Partners and Sagard Private Equity Partners;

					Member of the du Comité de suivi of Pechel Industries. SAS	Chairman of Dassault Falcon Jet do Brazil. Director of: Fingen SA; Compagnie Nationale à Portefeuille; BSS Investment SA; Chenfeng Machinery; Aero Precision Repair and Overhal Company "A-pro"; and NAFCO National Aerospace StenerCo. Member of the Supervisory Board of Eurazeo. Member of the Advisory Committee of Power Private Equity Fund; and Syntek Capital SA.	10

DASSAULT SYSTÈMES    Form 20-F 2006    53

Back to Contents

Bernard Dufau	64	Director	2001	2007(2)	Strategic counsel and general manager of B. Dufau Conseil. Director and chairman of the audit committee of France Telecom; director and member of the audit committee of Kesa Electricals.	Director of: Team Partner Group and Mood Media.	1,000
André Kudelski	45	Director	2001	2007(2)	President and Chief Executive Officer of the Kudelski Group. Chairman and Chief Executive Officer of Nagra +. Director of: Nestlé and Edipresse. Member of the Advisory Board of: Crédit Suisse and Swiss American Chamber of Commerce.	None.	10
Thibault de Tersant	49	Senior Executive Vice President and Chief Financial Officer	1993	2011	Chairman of Dassault Systèmes Europe SAS, Dassault Systèmes HoldCo SAS and Spatial Corp. Director of: SolidWorks Corporation; Delmia Corp.; Dassault Systèmes Corp.; SmarTeam Corporation Ltd.; SmarTeam Americas Inc.; and Abaqus Inc.	None.	939
Jean-Pierre Chahid-Nouraï	67	Director	2005	2011	Managing Director of Finanval Conseil, Director of Stanislas SA.	None.	1,010
Arnoud De Meyer	52	Director	2005	2011	Professor of Technology Management at INSEAD and Deputy Dean of INSEAD, in charge of Administration and External Relations. Director of: Option International; SR&DM; Kylian Technology Management Pte. Ltd.; INSEAD (Singapore), INSEAD-EURO Asia Centre Pte. Ltd.	Director of Ancorabel.	251
(1)
Principal occupation appears first for directors whose principal employment is not at Dassault Systèmes.
(2)
The Board has decided to propose that the two Directors whose terms expire in 2007 be re-elected by the shareholders at the shareholders' meeting scheduled for June 6, 2007.

Meetings of the Board of Directors are normally convened by the Chairman of the Board of Directors and are to be held as often as required in the corporate interest. A quorum consists of at least one half of the members of the Board of Directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the Board of Directors. A director may not vote on an arrangement or contract in which he is materially interested; if he does vote, the decision will be void. Our by-laws permit any director to attend, participate in and vote at any meeting by videoconference for certain decisions as provided by French law. The Board of Directors met four times in 2006, with an attendance rate of 89%. An amendment to our status (by-laws) will be proposed for shareholder approval at the shareholders' meeting scheduled for June 6, 2007, which would permit the members of the Board of Directors to participate in meetings of the Board using any means of telecommunications, as permitted under the new French Code de Commerce, and to vote on any Board resolution, except for the approval of our annual financial statements or of the management report.

In 2006, the Board performed its annual assessment of the independence of the independent directors, using information provided in reponse to the director questionnaire. The independent directors are Bernard Dufau, André Kudelski, Paul R. Brown, Jean-Pierre Chahid-Nourai and Arnoud De Meyer.

Audit Committee.   The Audit Committee was established in 1996 to assist our Board of Directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, and our compliance with

54    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

legal and regulatory requirements. Only independent directors are on our Audit Committee, in compliance with French and U.S. corporate governance rules. The Committee is composed of four of our directors: Paul R. Brown, Bernard Dufau, André Kudelski, and Jean-Pierre Chahid-Nouraï. The Chairman of the Audit Committee is Bernard Dufau.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and report the results of its activities to the Board. The Audit Committee assesses the independence of our external auditors and recommends to the Board of Directors their appointment, compensation and termination (subject to shareholders' approval under French law). The Audit Committee discusses with the external auditors the scope of the audit, pre-approves all audit-related and non-audit related services provided by the external auditors, and discusses with them the critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before giving its report to the Board of Directors. The Audit Committee is responsible for pre-approving all related-party transactions pursuant to Nasdaq corporate governance requirements.

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

The Audit Committee met seven times in 2006, including three times in person and four times by telephone, with an attendance rate of 100%. In addition to their on-going responsibilities, the members of the Audit Committee reviewed drafts of all quarterly financial releases prior to their publication. They also received an update regarding progress in DS's internal control project in compliance with French and U.S. regulatory requirements, particularly as regards the evaluation of internal control on financial reporting.

Compensation and Nomination Committee.   In compliance with applicable U.S. and French corporate governance rules, the Board of Directors formed a Compensation and Nomination Committee in 2005. The Committee is comprised of two independent directors, Bernard Dufau and André Kudelski.

The principal objectives of the Committee are to: (i) propose to the Board the compensation of the Chairman and CEO; (ii) define the calculation bases and the determination rules of the variable portion of the compensation of the Chairman and CEO and verify compliance with the determination rules; (iii) propose succession planning in the event of vacancies of the Chairman and CEO positions; (iv) examine the nomination and compensation policies for our executive officers; (v) examine our policy and make recommendations on stock option grants and other forms of stock-based incentives; (vi) review the directors fees and the method for allocating those fees among directors; and (vii) make proposals to the Board on the appointment of new directors or reappointment of current directors.

The Nasdaq rules stipulate that the compensation of all executive officers (other than the Chairman of the Board and the CEO) must be determined, or recommended to the Board for determination, by a majority of our independent directors or by a compensation and nomination committee comprised solely of independent directors. However, under French law, the Board determines only the compensation of the Chairman, the CEO and, if any, the deputy CEO, the compensation of the other executive officers being determined by the Company's management in accordance with their employment terms and market practices. As a result, the Company continues to follow its home country practice and has informed Nasdaq in this respect.

In 2006, the Compensation and Nomination Committee met three times in person, with an attendance rate of 100%. Based on the information provided by each director in response to a questionnaire, the Compensation and Nomination Committee confirmed to the Board that five out of the nine directors are independent. The Committee proposed to the Board the allocation of Directors' fees, stock grants for the CEO and stock options for the benefit of certain of our executive officers and employees. The Committee also advised on the compensation structure for executive officers for 2006, and the process for granting stock options.

Based on the assessment of the implementation by the CEO in 2005 of the strategic plan adopted previously by the Board, the Committee confirmed in 2006 that the total bonus target for 2005 could be paid to the CEO; the Committee also proposed to the Board the total on-target earning of the CEO, as well as the compensation of the Chairman, for 2006.

In 2007, it is anticipated that the Compensation and Nomination Committee will meet a minimum of two times.

Scientific Committee.   The Scientific Committee was established by our Board of Directors on April 15, 2005, and is comprised of two directors, Bernard Charlès and Arnoud De Meyer, and one executive officer, Dominique Florack, our Senior Executive Vice President, Products – Research and Development, and meets at least once a year. All members of the Committee were appointed on the date of its establishment. The Committee reviews the axes for research and development, examines our technological advances and makes recommendations in relation thereto. The Scientific Committee can request the participation at its meetings of DS employees who have the appropriate expertise in research and development or with respect to the questions being discussed.

The Scientific Committee met three times in 2006. It considered research and development priorities, particularly as regards the new industrial markets on which we have focused our efforts; management procedures for our technology portfolio; and the development of our

DASSAULT SYSTÈMES    Form 20-F 2006    55

Back to Contents

technological and scientific partner ecosystem. It also reviewed our strategy in terms of the management of intellectual property through the development of standards and patent applications. It is anticipated that the Scientific Committee will meet at least two times in 2007.

Board of Directors' Internal Regulation.   An Internal Regulation of the Board of Directors was adopted on March 29, 2005. This Internal Regulation sets forth the policies and obligations of the Board related to corporate governance. In particular, it sets forth, among others: the rules for timely notification of the Board of Directors with respect to events that may materially impact our prospects, forecasts or implementation of our strategy as presented to the Board; the functioning rules of the Compensation and Nomination Committee and Scientific Committee; the principles of limitations on the powers of our CEO; of review of the independence qualifications for Board members on an annual basis; and of performance of an annual self-assessment, with, upon request of the majority of the Board members, engagement of an external party to provide a more detailed evaluation and recommendations. The Internal Regulation reconfirms the confidentiality obligation incumbing on all Board members. Board members must comply with the insider rules established by Dassault Systèmes which prevent them from trading on any Dassault Systèmes securities when they are aware of sensitive non-public information and unless they are specifically authorized to do so by the Dassault Systèmes Insider Committee.

The Internal Regulation provides that the independent directors shall meet, in conjunction with regularly scheduled Board meetings, in executive sessions at least twice a year to enhance communication among independent directors. Two executive sessions of independent directors were held in 2006.

Director Biographies

Charles Edelstenne founded Dassault Systèmes in 1981 and was our Managing Director until we were transformed into a société anonyme in 1993. From 1993 to 2002, Mr. Edelstenne was our Chairman and Chief Executive Officer and since 2002, Mr. Edelstenne has served as our Chairman. Mr. Edelstenne also serves the positions mentioned under "Directors and Senior Management – Principal Occupation or Employment." Mr. Edelstenne devotes the majority of his time to his duties at Dassault Aviation.

Bernard Charlès has been our Chief Executive Officer since 2002, our President since 1995 and one of our directors since 1993. Mr. Charlès also serves the positions mentioned under "Directors and Senior Management – Principal Occupation or Employment." Prior to becoming our President, Mr. Charlès served as our President of Research and Development from 1988 to 1995 and as President of Research and Strategy from 1985 to 1988.

Thibault de Tersant has been our Senior Executive Vice President since 2003, and our Chief Financial Officer since 1988. Mr. de Tersant is also a member of the Board of Directors of the DFCG (French National Association of Chief Financial Officers and Financial Planning & Analysis). Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International.

Paul R. Brown has been a certified public accountant in Pennsylvania since 1974. He is a professor in the Accounting, Taxation and Business Law Department of the Leonard N. Stern Business School at New York University. He chaired this Department from 1997 to 2002. Professor Brown is the Academic Director of TRIUM Executive MBA program. He has also worked at the Yale School of Management, INSEAD and the International University of Japan. Mr. Brown has also worked for Arthur Andersen & Co. and for the Financial Accounting Standards Boards (FASB). He is also a consultant for numerous financial enterprises.

Laurent Dassault has served in management positions in the Dassault group since 1991. Mr. Dassault is Vice President of GIMD, Chairman of the Supervisory Board of Immobilière Dassault and President of Château Dassault and Château La Fleur Mérissac. Prior to holding these positions, Mr. Dassault worked for 14 years in banking at Banque Vernes, Banque Parisienne Internationale and Banque Industrielle et Commerciale du Marais.

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

Jean-Pierre Chahid-Nouraï was a member of the Executive Group of Michelin and Chief Financial Officer of the Michelin group from 1977 to 1990 and has also worked as an investment banker for MM. Lazard Frères et Cie., Banque Morin-Pons, Financière Indosuez and S.G. Warburg. A former management consultant with McKinsey & Co. Inc., Mr. Chahid-Nouraï continues to exercise this activity as Managing Director of Finanval Conseil. Mr. Chahid-Nouraï has also taught finance at ESSEC, the Centre de formation à l'analyse financière, INSEAD and until recently at CEDEP (the Centre européen d'éducation permanente).

Arnoud De Meyer is Director of Judge Business School and Professor in Management Studies (University of Cambridge, UK). Mr. De Meyer is a specialist in the Management of Innovation, a subject on which he has published numerous articles and books. He was

56    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

previously a Professor of Technology Management at INSEAD and Deputy Dean of INSEAD in charge of Administration and External Relations. He has also taught at Waseda University and Keio Business School in Japan and created the INSEAD Campus in Singapore.

EXECUTIVE OFFICERS

The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the Board of Directors or shareholders by law or by our by-laws, and are subject to prior authorization of the Board of Directors or the general meeting of shareholders for the decisions specified by French law. In addition, the Internal Regulation of our Board of Directors provides that our Board of Directors shall determine, on a yearly basis, which categories of material transactions will be subject to its prior approval.

The Board of Directors, at its meeting of March 30, 2007, authorized the Chief Executive Officer to take decisions without the prior approval of the Board of Directors except for (i) any significant transaction which would not come within the Company's strategy, as presented to the Board of Directors, and (ii) the following transactions, if they involved amounts beyond a specified ceiling:

•
acquisitions or sales of entities or equity interests;

•
any organic growth investment or internal restructuring transaction;

•
any external financing (through a banking facility or transaction on the capital markets); or

•
grants, for a one-year period, pledges, sureties or securities in the name of the Company.

The Chief Executive Officer is elected by the Board of Directors and may be removed by the Board of Directors at any time. According to our by-laws, the Chief Executive Officer may not be more than 65 years old.

The following table sets forth the names and birth dates of our executive officers in 2006 and their current positions with us:

Name	Date of Birth	Position
Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President and Chief Executive Officer
Dominique Florack	June 26, 1959	Senior Executive Vice President, Products – Research and Development
Thibault de Tersant	July 22, 1957	Senior Executive Vice President and Chief Financial Officer
Étienne Droit	September 3, 1959	Executive Vice President, PLM Value Channel
Philippe Forestier	May 16, 1950	Executive Vice President, Network Selling
Bruno Latchague	January 28, 1957	Executive Vice President, PLM Business Transformation
Muriel Pénicaud	March 31, 1955	Executive Vice President, Chief People Officer
Joel Lemke	January 12, 1956	Chief Executive Officer of ENOVIA
John McEleney	April 29, 1962	Chief Executive Officer of SolidWorks

Beginning in 2007, Pascal Daloz (born: March 6, 1969) has been appointed as Executive Vice President, Strategy & Marketing.

Executive Officer Biographies

Dominique Florack has been our Senior Executive Vice President, Products – R&D since 2007. Mr. Florack served as our Executive Vice President, Strategy, Research and Development from 2000 to 2006, our Executive Vice President Strategy, Applications, Research and Development from 1995 to 1999. He also served as our Director of Mechanical CAD from 1994 to 1995, as Director of Strategy and Research from 1990 to 1993 and as responsible of Dassault Systèmes data base solutions from 1986 to 1989.

Étienne Droit has been our Executive Vice President, PLM Value Channel (PLM Sales & Distribution) since 2005, and Executive Vice President PLM Sales and Services from 2003 to 2004. He also served as our Executive Vice President Sales and Marketing for the Digital Enterprise from 2000 to 2002, as Executive Vice President Sales and Marketing from 1995 to 1999, as Director of Applications Development Division from 1991 to 1995, as Manager of the Strategy Department from 1987 to 1991 and as a member of our CATIA Development Team from 1986 to 1987.

Bruno Latchague has been our Executive Vice President, PLM Business Transformation since 2007. Mr Latchague served as our Executive Vice President Development and Support Industry Solutions in 2006, as Executive Vice President PLM R&D Solutions and Support in 2005, as Executive Vice President PLM R&D Solutions, Quality Assurance and Support in 2004, as Executive Vice President

DASSAULT SYSTÈMES    Form 20-F 2006    57

Back to Contents

Development and Support from 2000 to 2003, and as Executive Vice President Research and Development, Architecture and Modeling Technology from 1995 to 1999. He also served as our Director of CATIA Products Infrastructure from 1990 to 1995, as Senior Manager CATIA Software Infrastructure from 1988 to 1990 and as Manager CATIA Software Infrastructure from 1987 to 1988. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

Philippe Forestier has been our Executive Vice President, Network Selling since 2007. Mr. Forestier served as our Executive Vice President Alliances, Marketing and Communications from 2003 to 2006, and as our Executive Vice President Sales and Marketing for Small and Medium Businesses (SMB) from 2000 to 2002. Living in the United States from 1995 to 2001, Mr. Forestier served as Executive Vice President Americas Market Development from 1995 to 1999. He also served as General Manager of Dassault Systèmes of America from 1996 to 1998, our Director of Worldwide CATIA/CADAM Marketing and Services from 1993 to 1995 and as our Director of Industrialization and Customer Support from 1988 to 1993. From 1984 to 1988, Mr. Forestier was in charge of implementing marketing and technical support for our products and, from 1981 to 1984, was responsible for development of the CATIA geometric modeller.

Muriel Pénicaud has been our Executive Vice President, Chief People Officer (Organization & Human Resources) since the end of 2002. Since 2006, Mrs Pénicaud also serves as Chairman of the National Institute of Labour, Employment and Professional Training. Prior to joining us, Mrs. Pénicaud served as Vice President for Organization Development and Human Resources Policies at Groupe Danone. Previously she held several executive positions at the French Department of Labor, such as cabinet member, and advisor to the Ministry of Labor.

Joel Lemke has been the Chief Executive Officer of ENOVIA since 1998 and the Chairman of Dassault Systèmes Americas Corp. since 2006. Mr. Lemke served as Chief Executive Officer of Enovia Corp. from 1998 to 2005 and General Manager PLM Americas from 2003 to 2006. Prior to 1998, Mr. Lemke served at IBM for nineteen years, notably as Vice President of Solutions in the Industrial Sector Division of IBM. During the nineteen years of his work for IBM, Mr. Lemke was responsible for strategy, product development, service, marketing and sales of materials and software.

John McEleney has been the Chief Executive Officer of SolidWorks since 2001. Mr. McEleney has been with SolidWorks since 1996 and has served in several roles, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several senior management positions at Computervision.

Pascal Daloz has been Executive Vice-President Strategy & Marketing since January 2007. He joined the company in 2001 to develop our presence in PLM markets as Research & Development Director and was nominated Vice President Strategy and Development in 2003. Mr. Daloz brings 10 years of experience in strategy with investment banking and consulting firms, including four years at Credit Suisse First Boston Technology Group, where he served as a financial analyst, and five years at Arthur D. Little, where he was a consultant and member of Arthur D. Little's Technology Innovation Management team.

To our knowledge there is no family relationship between our directors and executive officers ("mandataires sociaux") (consisting of members of the board of directors and deputy executive officers). There are no potential conflicts of interests with regards to the directors and officers responsibilities to us and their private interests and/or other responsibilities.

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

58    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

FINANCIAL AND CONTRACTUAL RELATIONS BETWEEN OUR COMPANY
AND ITS DIRECTORS AND EXECUTIVE OFFICERS

The French Commercial Code (Code de commerce) strictly forbids loans by a company (société anonyme) to its directors. No company may provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to the Chief Executive Officer, permanent representatives of companies on the Board of Directors, spouses or heirs of such persons and other intermediaries.

The French Commercial Code and our by-laws require any director, the Chief Executive Officer and any shareholder who holds more than 10% of the voting rights of our shares, or, if a corporate shareholder, the company controlling it, that is considering entering into an agreement with the Company, either directly or indirectly, personally or through an intermediary, to inform the Company's Board of Directors as well as its auditors before the transaction is consummated. This obligation applies also to transactions between the Company and any other entity where a Director of the Company is owner, manager, director or member of the supervisory board, it being specified that such other entity may be a subsidiary of the Company. French law also requires such an agreement to be authorized by the Board of Directors, and the director or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary shareholders' meeting for approval once entered into, upon presentation of a special report from the Company's auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the company or that of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements entered into in the ordinary course of business and with usual terms and conditions are not subject to the prior authorization of the Board of Directors. Nevertheless, as long as they are material to the company, such agreements must be disclosed by the interested party to the Chairman of the Board of Directors, who has the responsibility of communicating the list and the purpose of such agreements to the Board of Directors and to the statutory auditors.

The following transactions, which were authorized by the Board of Directors pursuant to French law, were still in effect in 2006: (i) the insurance policy relating to the directors' and officers' liability entered into with AIG Europe on June 28, 1996; (ii) the non-exclusive and free license of the trademark ENOVIA granted to Dassault Systèmes Americas Corp. (previously, Enovia) on March 11, 1998; (iii) agreements with Bernard Charlès relating to indemnities to be paid in case of dismissal as described below under "Item 6B: Compensation"; and (iv) the agreement entered into on September 23, 2003, for the benefit of our Directors to support the fees for their defense in case they would have to prepare a personal defense before a civil, criminal or administrative court in the United States in the context of an investigation against Dassault Systèmes.

B. Compensation

In consideration for their services on the board, directors are entitled to receive director's fees (jetons de présence). The total annual amount of director's fees has been fixed by the general meeting of shareholders at a maximum of €250,000 for each of the years 2006 and 2007, but the board determines the rules for the allocation of fees among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. In 2006, we paid €210,000 in attendance fees to directors, of which €144,000 consisted of Board retainer fees and €66,000 of attendance fees to members of the Board and of the Board Committees.

The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the director's fees as provided for in our by-laws, this additional remuneration being determined by the Board of Directors, upon recommendation of our Compensation and Nomination Committee.

Our compensation program is designed to attract, motivate and retain highly qualified individuals needed to achieve our business and financial objectives. It does so by balancing short-term and long-term financial objectives, building stockholder value and rewarding individual and corporate performance. Consistent with this aim, the annual compensation of each executive officer includes two portions – a fixed portion and a variable portion – except for the Chairman who receives only a fixed portion. The amount of the variable portion is contingent upon the executive officer's annual performance against annual personal performance objectives defined to be consistent with our strategic orientations and with specific individual management targets. The variable portion may represent a significant part of the total compensation if the annual targets are achieved or overachieved. In addition, the executive officers are given long-term incentives through grants of stock options, intended particularly to encourage them to act in the best interests of our shareholders. Beyond their fixed and variable compensation, the French executive officers, except for the Chairman of the Board, are eligible for corporate profit-sharing in the same manner as other employees of the Company.

For the Chief Executive Officer, the target variable amount is set at 100% of the fixed portion, depending on the achievement of performance objectives according to the strategy presented by the Chief Executive Officer and adopted by the Board of Directors. The Board evaluates during the following year the extent of realization of the strategy.

DASSAULT SYSTÈMES    Form 20-F 2006    59

Back to Contents

The table below shows the total amount of gross compensation paid and directors fees and other benefits granted in euro to each director by us and our subsidiaries during the 2006 fiscal year:

	Salary and Fees
(in euros)					Other benefits	Directors' fees(4)
Directors	Fixed	Variable		Total			Total for 2006		Total for 2005
Charles Edelstenne(1)	750,000	–		750,000	–	32,000	782,000	(5)	708,000 (5)
Bernard Charlès	800,000	750,000	(3)	1,550,000	8,113	18,000	1,576,113	(5)	1,284,161 (5)
Thibault de Tersant	259,000	102,000	(3)	361,000	3,690	18,000	382,690	(5)	355,054 (5)
Paul R. Brown	–	–		–	–	22,500	22,500		19,500
Jean-Pierre Chahid-Nouraï	–	–		–	–	24,500	24,500		17,000
Laurent Dassault(2)	–	–		–	–	18,000	18,000		14,000
Bernard Dufau	–	–		–	–	30,500	30,500		23,000
André Kudelski	–	–		–	–	26,500	26,500		21,500
Arnoud De Meyer	–	–		–	–	20,000	20,000		15,000
(1)
In 2006, Groupe Industriel Marcel Dassault paid €16,000 to Charles Edelstenne in director's fees.
(2)
In 2006, Groupe Industriel Marcel Dassault paid €550,000 to Laurent Dassault as gross annual salary and €20,000 in director's fees.
(3)
Bernard Charlès and Thibault de Tersant each also received €33,079 under our French profit-sharing plan.
(4)
€14,000 for each director (€28,000 for the Chairman of the Board) and €1,000 per meeting of the Board attended in person. For members of the Audit Committee: €1,500 per meeting attended in person or €500 per meeting by telephone or video conference, and an additional €4,000 for the Chairman of the Audit Committee; for independent members of other Committees of the Board: €1,000 per meeting attended in person or €500 per meeting by telephone or video conference. Directors' fees for 2006 were paid at the beginning of 2007.
(5)
See also "– Options to subscribe SolidWorks shares" below.

The aggregate amount of compensation paid by us and our subsidiaries to our executive officers of 2006 as a group (10 persons, including the three Directors in the table above who are also executive officers) for services in all capacities in 2006 was €5,797,186 (including under our profit-sharing plans and excluding capital gains on the resale of SolidWorks shares; see "– Options to subscribe SolidWorks' shares" below). As of December 31, 2006, our executive officers and directors as a group owned stock options to acquire 11,911,083 of Dassault Systèmes' shares. See "– Options to Subscribe Securities from Registrant or Subsidiaries" below.

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

STOCK GRANTS

Pursuant to an authorization granted by our shareholders at shareholders' meeting held on June 8, 2005, the Board of Directors decided on the same day to grant 150,000 shares to our Chief Executive Officer in accordance with the recommendation of the Compensation and Nomination Committee. Such shares shall be vested at the end of an acquisition period of 3 years subject to the condition that the CEO shall be a director (mandataire social) of Dassault Systèmes at the acquisition date. Following the termination of the 3-year acquisition period, the CEO must hold the granted shares until the end of a new 2-year lock-up period and may not sell or transfer them during that period.

Pursuant to the same authorization dated June 8, 2005, the Board of Directors decided on June 14, 2006 to grant 150,000 shares to our Chief Executive Officer in accordance with the recommendation of the Compensation and Nomination Committee. Such shares shall be vested at the end of an acquisition period of 2 years subject to the condition that the CEO shall be a director (mandataire social) of Dassault Systèmes at the acquisition date. Following the termination of the 2-year acquisition period, the CEO must hold the granted shares until the end of a new 2-year lock-up period and may not sell or transfer them during that period.

Future stock grants may be made under recently adopted changes in French law which also permit stock grants to be made with no lock-up period, provided the acquisition (vesting) period is at least 4 years.

60    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

OPTIONS TO SUBSCRIBE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Options to subscribe Dassault Systèmes shares

Pursuant to five successive authorizations granted by our shareholders, the Board of Directors implemented nineteen stock option plans for the benefit of certain of our executive officers and employees. The stock-option plan granted on June 28, 1996 expired on June 27, 2006. The exercise price of stock options granted pursuant to those plans was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options in accordance with the rule of minimum exercise price as prescribed by French law (80% of the average share price during the 20 trading days preceding the grant date).

Our general meeting of shareholders held on June 8, 2005 authorized the board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital, which authorization replaced the May 28, 2002 authorization.

The following table provides certain information on our stock options plans as of March 31, 2007 (taking into account the stock split of October 14, 1997).

Stock option plan	1996	1997	1998-1	1998-2	1998-3	1998-4	1998-5
Meeting of Board	June 28, 1996	Dec. 15, 1997	Jan. 28, 1998	Nov. 09, 1998	Nov. 09, 1998	Sept. 15, 1999	Sept. 15, 1999
Shareholders' Meeting	April 15, 1996	June 06, 1997	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998
Number of options granted	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000
to mandataires sociaux(1)	134,000	160,400	0	1,039,050	0	1,841,750	0
to the top 10 beneficiary employees(1)	230,000	411,600	706,000	838,000	126,000	844,000	103,500
Maximum number of shares	1,027,780	1,031,840	750,000	2,468,730	354,750	3,297,000	320,000
Number of beneficiaries	916	362	26	1,018	296	556	290
Exercise price in euro	9.00	25.92	26.37	29.58	29.58	37.00	37.00
First exercise date	June 28, 1996	Dec. 15, 1999	Jan. 28, 1998	Nov. 09, 2000	Nov. 09, 1998	Sept. 15, 2001	Sept. 15, 1999
Last exercise date	June 27, 2006	Dec. 14, 2007	Jan. 27, 2008	Nov. 08, 2008	Nov. 08, 2008	Sept. 14, 2009	Sept. 14, 2009
Number of options exercised in 2006	116,651	129,607	5,550	140,952	52,215	28,299	24,270
Number of options cancelled in 2006	200	0	0	700	2,075	1,520	(2,912	)*
Number of options outstanding as of Dec. 31, 2006	0	415,131	3,200	1,759,925	70,978	3,153,251	116,448
Number of options exercised between Jan. 1, 2007, and March 31, 2007	0	23,726	400	7,120	1,005	0	2,250
Number of options cancelled between Jan. 1, 2007 and March 31, 2007	0	0	0	0	0	1,000	200
Number of outstanding options as of March 31, 2007	0	391,405	2,800	1,752,805	69,973	3,152,251	113,998
Number of options exercised as of March 31, 2007	1,021,680	595,229	719,400	658,395	240,814	79,709	155,575
Number of options exercisable as of March 31, 2007	0	391,405	2,800	1,752,805	69,973	3,152,251	113,998

DASSAULT SYSTÈMES    Form 20-F 2006    61

Back to Contents

Stock option plan	1998-8	1998-9	1998-10	1998-11		1998-12	2002-01	2002-02
Meeting of Board	Mar. 29, 2001	Mar. 29, 2001	June 29, 2001	Oct. 05, 2001		Oct. 05, 2001	May 28, 2002	May 28, 2002
Shareholders' Meeting	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	May 28, 2002	May 28, 2002
Number of options granted	2,909,600	553,300	138,000	1,387,400		328,650	1,363,563	355,300
to mandataires sociaux(1)	1,672,250	0	0	655,000		0	651,433	0
to the top 10 beneficiary employees(1)	736,000	176,600	116,403	424,100		101,000	454,000	139,000
Maximum number of shares	2,909,600	553,300	138,000	1,387,400		328,650	1,363,563	355,300
Number of beneficiaries	531	513	44	400		434	378	401
Exercise price in euro	52.00	52.00	49.00	35.00		35.00	45.50	45.50
First exercise date	Mar. 29, 2003	Mar. 29, 2001	June 29, 2001	Oct. 05, 2002		Oct. 05, 2002	May 28, 2003	May 28, 2003
Last exercise date	Mar. 28, 2011	Mar. 28, 2011	June 28, 2011	Oct. 04, 2011		Oct. 04, 2011	May 27, 2012	May 27, 2012
Number of options exercised in 2006	0	47,725	6,806	26,359		28,617	0	34,346
Number of options cancelled in 2006	8,730	31,550	0	(200)	*	23,550	3,917	13,613
Number of options outstanding as of Dec. 31, 2006	2,848,000	340,245	83,920	1,294,838		139,440	1,331,861	243,687
Number of options exercised between Jan. 1, 2007, and March 31, 2007	0	7,000	8,500	2,600		33,175	0	13,863
Number of options cancelled between Jan. 1, 2007 and March 31, 2007	15,710	700	0	1,000		188	7,478	438
Number of outstanding options as of March 31, 2007	2,832,290	332,545	75,420	1,291,238		106,077	1,324,383	229,386
Number of options exercised as of March 31, 2007	0	117,825	54,677	60,924		165,012	0	80,168
Number of options exercisable as of March 31, 2007	2,832,290	332,545	75,420	1,291,238		106,077	1,324,383	229,386

62    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Stock option plan	2002-03	2002-04	2002-05	2002-06	2006-01	Total
Meeting of Board	Jan. 20, 2003	Jan. 20, 2003	Mar. 29, 2005	Mar. 29, 2005	Oct. 9, 2006
Shareholders' Meeting	May 28, 2002	May 28, 2002	May 28, 2002	May 28, 2002	June 8, 2005
Number of options granted	3,325,000	675,000	967,150	232,850	1,405,700	22,891,613
to mandataires sociaux(1)	1,500,000	0	80,000	0	150,000	7,883,883
to the top 10 beneficiary employees(1)	1,060,000	219,000	405,000	104,000	410,000	7,604,203
Maximum number of shares	3,325,000	675,000	967,150	232,850	1,405,700	22,891,613
Number of beneficiaries	803	533	264	88	447
Exercise price in euro	23.00	23.00	39.50	39.50	47.00
First exercise date	Jan. 20, 2004	Dec. 31, 2004	Mar. 30, 2007	Mar. 30, 2006	Oct. 10, 2009
Last exercise date	Jan. 19, 2013	Jan. 19, 2013	Mar. 28, 2012	Mar. 28, 2012	Oct. 8, 2013
Number of options exercised in 2006	24,155	56,360	5,700	4,300	0	731,912
Number of options cancelled in 2006	1,150	20,800	13,400	23,800	0	141,893
Number of options outstanding as of Dec. 31, 2006	3,237,795	244,180	942,600	204,750	1,405,700	17,835,949
Number of options exercised between Jan. 1, 2007, and March 31, 2007	98,354	57,300	0	2,350	0	257,643
Number of options cancelled between Jan. 1, 2007 and March 31, 2007	1,695	0	10,350	3,050	5,500	47,309
Number of outstanding options as of March 31, 2007	3,137,746	186,880	932,250	199,350	1,400,200	17,530,997
Number of options exercised as of March 31, 2007	170,079	442,420	5,700	6,650	0	4,574,257
Number of options exercisable as of March 31, 2007	3,137,746	186,880	932,250	199,350	0	16,130,797

*
The negative figures are due to the reinstatement of previously cancelled options in connection with transfers of personnel among DS subsidiaries.
(1)
For the three of our directors who are also executive officers (our mandataires sociaux), Charles Edelstenne, Bernard Charlès and Thibault de Tersant, the collective number of options granted is set forth under the line "to mandataires sociaux". With respect to the directors who are not mandataires sociaux, in compliance with French law, no share options have been granted. With respect to the executive officers who are not mandataires sociaux, the collective number of options granted has been included in the line "to the top 10 beneficiary employees". Disclosure of option grants in this manner is required under French law.

As of December 31, 2006, our directors and executive officers ("mandataires sociaux") holding options to subscribe shares of the Company were Charles Edelstenne, Bernard Charlès and Thibault de Tersant, who held options to acquire, respectively, 1,360,710 shares, 5,019,973 shares and 1,333,200 shares.

As of December 31, 2006, and since the first stock-option plan granted by the Company, the total number of stock options granted to our executive officers (ten persons including the three "mandataires sociaux" above) was 12,877,683, of which 475,000 were granted during 2006. Our executive officers had exercised, in the aggregate, 266,000 options of the option plan of June 28, 1996; 168,600 options of the option plan of December 15, 1997; 447,000 options of the option plan of November 9, 1998 (1998-2); 55,000 options of the option plan of November 9, 1998 (1998-3); 10,000 options of the option plan of January 20, 2003 (2002-03); and 20,000 options of the option plan of January 20, 2003 (2002-04); i.e., a total of 966,600 stock options of Dassault Systèmes. As of December 31, 2006, our executive officers held options to subscribe 11,911,083 shares of the Company.

The table below shows the stock options granted by us to each director during the 2006 fiscal year as well as the shares subscribed by each director pursuant to the exercise of Dassault Systèmes stock options during the 2006 fiscal year.

Name of the director	Number of Dassault Systèmes stock options granted	Exercise price	Number of Dassault Systèmes shares subscribed	Price of the shares subscribed	Expiration date	Stock option plan (number)
Bernard Charlès	50,000	€47.00	–	–	October 8, 2013	2006-01
	–	–	31,000	€9.00	June 27, 2006	1996
Thibault de Tersant	100,000	€47.00	–	–	October 8, 2013	2006-01
			6,000	€25.92	December 14, 2007	1997

DASSAULT SYSTÈMES    Form 20-F 2006    63

Back to Contents

The following table shows, on a global basis, (i) the total number and weighted average price of our stock options granted by us to the ten employees of Dassault Systèmes and its subsidiaries who have received the most significant number of Company stock options during the 2006 fiscal year and who are not members of the Board and (ii) the total number and weighted average price of our shares subscribed by the ten employees of Dassault Systèmes and its subsidiaries who have exercised the most significant number of Dassault Systèmes stock options during the 2006 fiscal year and who are not members of the Board:

	Total number of Dassault Systèmes stock options	Weighted average price of the stock options granted	Weighted average price of the shares subscribed	Stock option plan (number)
Stock options granted	410,000	€47.00	–	2006-01
Stock options exercised	231,700	–	€26.70	1996; 1997; 1998-2; 1998-3; 1998-4; 1998-9; 1998-11; 1998-12; 2002-02; 2002-03; 2002-04; 2002-05

Other than the stock options and stock grants granted as described above, we have no other outstanding securities convertible or exchangeable into, or representing the right to acquire, our shares.

At March 31, 2007, the outstanding stock options, whether vested or not, if all were exercised, would give rise to the issuance of 17,530,997 shares, representing 15.11% of our share capital. At March 31, 2007, on the basis of the closing price of our shares and ADSs on such date, €40.67 and $54.67, respectively, the exercise of outstanding vested stock options with an exercise price lower than this closing price would give rise to the issuance of 10,937,349 shares, representing 9.43% of our share capital. At March 31, 2007, the stock grants (described above) could result in the issuance of 300,000 new shares, representing 0.26% of our share capital, if the conditions for vesting were fulfilled.

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

In 2006, 17,813 shares were issued to the SolidWorks holders of stock options and no stock options were cancelled. As of December 31, 2006, SW Securities L.L.C. held 261,578 of our shares. The number of stock options in circulation and attributed to the employees of SolidWorks amounted to 6,374 options at December 31, 2006, with an average exercise price of approximately $18.48. On March 31, 2007, SW Securities L.L.C. held 261,011 of our shares.

Options to subscribe SolidWorks shares

Pursuant to a 1998 stock option plan, 6,787,365 stock options giving the right to subscribe to shares of SolidWorks were granted to employees of SolidWorks and its affiliates, including 2,800,000 stock options granted to certain of our executive officers. Under the terms of the 2002 SolidWorks Corporation Buy-Back Plan, stock option holders have the right to sell shares resulting from the exercise of such options to SolidWorks within prescribed periods at a price determined periodically by an independent expert. Only shares that have been held for at least six months and one day can be sold to SolidWorks. In 2006, certain of our executive officers exercised a total of 836,000 options at an exercise price of between $6.00 and $9.50 per option. In 2006, 956,000 SolidWorks shares resulting from the exercise of stock options in 2006 and 2005 were repurchased by SolidWorks at a price of $42.30 per share, the applicable 2006 independent valuation.

In 2006 as a group, our executive officers realized a gain of $34,271,422 as a result of the exercise of their SolidWorks stock options and subsequent resale of shares to SolidWorks. The table below sets forth information as of December 31, 2006 with respect to each of our directors who received SolidWorks stock options:

	Number of options granted(1)	Number of options outstanding at January 1, 2006	Number of shares subscribed in 2006	Exercise price	Number of SolidWorks shares repurchased under the Buy-back plan	Repurchase price
Charles Edelstenne(2)	900,000	300,000	300,000	$6.00	300,000	$42.30
Bernard Charlès(2)	900,000	300,000	300,000	$6.00	300,000	$42.30
Thibault de Tersant(2)	480,000	160,000	160,000	$6.00	160,000	$42.30
(1)
For all directors listed above, the date of grant was December 14, 1998.
(2)
As a result of the exercise of a portion of their SolidWorks stock options and subsequent resale of shares to SolidWorks in 2006, Charles Edelstenne realized a gain of $10,890,000, Bernard Charlès realized a gain of $10,890,000 and Thibault de Tersant realized a gain of $5,808,000.

64    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

As of December 31, 2006, our executive officers no longer had any unexercised SolidWorks stock options.

There is no specific retirement plan or insurance plan (régime complémentaire) put in place for the directors mentioned above. The companies controlled by Dassault Systèmes have not paid any compensation nor granted any advantages in-kind to the directors mentioned above.

C. Board Practices

See "Item 6A: Directors and Senior Management".

D. Employees

At December 31, 2006, we had 6,840 employees, including independent contractors, representing an increase of 20.1% over 2005.

The following tables show our employees both by function and geographically for each of the past three years:

	December 31,
	2006	2005	2004
Research and Development and Maintenance	3,164	2,678	2,171
Marketing, Sales and Services	3,166	2,614	1,954
Administration and Other Functions	510	401	331

Total	6,840	5,693	4,456

	December 31,
	2006	2005	2004
France	2,246	2,141	2,057
Outside France	4,594	3,552	2,399

Total	6,840	5,693	4,456

In 2006, of the 4,594 employees outside France, 1,034 employees were in Europe outside France, 2,304 employees were in the Americas and 1,256 employees were in the Asia-Pacific region.

Our employees in France have been free to be members of any trade union. They have been represented by the five national unions Confédération Française Démocratique du Travail (CFDT), Confédération Française de l'Encadrement-CGC (CFE-CGC), Confédération Française des Travailleurs Chrétiens (CFTC), Confédération Générale du Travail (CGT), and Force Ouvrière (FO). The collective bargaining agreements we have entered into with the unions are renegotiated and renewed or amended at the end of their respective terms, either annually or on a multi-year basis. We believe that relations with our employees and labor unions are satisfactory. Within the past several years, we have not experienced any strike.

Under French law, our management is required to hold monthly meetings with a delegation of elected employee representatives, called the comité d'entreprise, to discuss employment matters and our economic condition and to provide appropriate information and documents relating to these matters. As required under French law, two employee representatives are entitled to be present at meetings of our Board of Directors but do not have any voting rights.

E. Share Ownership

See "Item 7A: Major Shareholders" and "Item 6B: Compensation".

DASSAULT SYSTÈMES    Form 20-F 2006    65

Back to Contents

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares by each person who is known by us to own beneficially more than 5% of our outstanding shares and by all of our directors and executive officers as a group.

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

The percent of beneficial ownership for each shareholder is based on 116,027,933 shares as of March 31, 2007.

Name	Shares beneficially owned	Capital %	Voting %
Groupe Industriel Marcel Dassault (GIMD)	51,566,334	44.44%	44.46%
Charles Edelstenne(1)	7,658,122	6.60%	11.82%
SW Securities L.L.C.(2)	261,011	0.23%	N/A
Directors and executive officers(3)	8,762	0.01%	0.01%
Public	56,533,704	48.72%	43.71%

Total	116,027,933	100.00%	100.00%

(1)
Including shares held in trust for the benefit of his family.
(2)
SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.
(3)
As a group, excluding Charles Edelstenne.

As of March 31, 2007, our share capital was divided into 116,027,933 outstanding shares and represented 129,561,745 voting rights (excluding, with respect to the number of voting rights, the shares of the Company held by SW Securities LLC). As of December 31, 2006, 59,414,410 outstanding shares were held in the registered form.

To our knowledge, there is no agreement between the Dassault Systèmes' shareholders. Dassault Systèmes is not a party to a shareholders' agreement or another agreement which provisions may have a material impact on the price of Dassault Systèmes shares. In addition, Dassault Systèmes is not party to any agreement or arrangement which could trigger a change of control of the Company or has no knowledge of such an agreement or arrangement to which it would not be a party.

Our major shareholders do not have voting rights that are different from the voting rights to which any other shareholder would be entitled.

Fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder are entitle to double-voting rights. See "Item 10. Memorandum and Articles of Association – Shareholders' Meetings and Voting Rights".

66    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

CHANGES IN PRINCIPAL SHAREHOLDERS OVER THE PAST THREE FISCAL YEARS

The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years.

	December 31, 2006			December 31, 2005			December 31, 2004
	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %
GIMD	51,460,436	44.45	44.46	49,795,159	43.29	42.57	50,769,066	44.62	43.68
Charles Edelstenne(1)	7,658,122	6.61	11.84	7,658,007	6.65	12.10	7,658,007	6.73	12.17
SW Securities LLC(2)	261,578	0.23	N/A	279,391	0.24	–	312,442	0.27	–
Directors and Officers(3)	18,762	0.02	0.01	6,359	0.01	0.01	7,857	0.01	0.01
Fidelity Investments(4)	–	–	–	–	–	–	6,854,246	6.02	5.46
Public	56,371,392	48.69	43.68	57,299,462	49.81	45.32	48,184,793	42.35	38.69

Total	115,770,290	100.00%	100.00%	115,038,378	100.00%	100.00%	113,786,411	100.00%	100.00%

(1)
Including shares held in trust for the benefit of his family.
(2)
SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds shares solely for distribution to holders of stock options and warrants issued by SolidWorks.
(3)
As a group, excluding Charles Edelstenne.
(4)
Shares held by the following entities: FMR Corp., Fidelity International Limited and the Johnson family (deemed as controlling Fidelity International Ltd).

In January 2007, we commissioned a survey on our shares from an external specialized services provider. The survey indicated that approximately 285 institutional investors (including the Caisse des Dépôts, as mentioned below), each holding more than 2,000 shares, held in the aggregate approximately 40% of our share capital as of December 31, 2006. Differences between the percentages of shares held and voting rights in the table above are explained by the fact that since 2002, there is a double voting right attached to the Dassault Systèmes shares held for more than two years in registered form, and shares held by SW Securities LLC do not have voting rights.

Based upon the survey mentioned above, as of December 31, 2006, the proportion of our outstanding shares, including in the form of ADSs, held by institutional investors, each holding more than 2,000 shares or ADSs, whose funds were managed from the United States was approximately 4.7%. At March 31, 2007, the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 84 (including The Depository Trust Company), and there were 1,633,260 ADSs outstanding.

Given the percentage of capital and of voting rights held by GIMD as of December 31, 2006, GIMD is considered as a controlling shareholder. GIMD is wholly-owned by the members of the Dassault family. GIMD owns more than one third but less than half of the shares and voting rights in the Company. As a result of French company law, GIMD may therefore not increase their participation by more than 2% of the total number of shares or voting rights of the Company in less than twelve consecutive months, unless they launch a tender offer on all the equity securities issued by the Company. In addition, under French law, GIMD is required to inform the French stock exchange authority of any variation in the number of shares or voting rights it holds, and such information is then made public by the exchange authority.

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

In June 2006, the Caisse des Dépôts informed us that it had acquired more than 2.5% of our share capital and voting rights. In April 2007, the Caisse des Dépôts informed us that its voting rights fell below 2.5% of total voting rights. To our knowledge, there are no other shareholders (except as indicated in the table above) holding more than 2.5% of our share capital or voting rights, alone or in agreement with other shareholders.

DASSAULT SYSTÈMES    Form 20-F 2006    67

Back to Contents

B. Related Party Transactions

We license our products to Dassault Aviation and certain of its subsidiaries, which is under common control with us by GIMD and whose President is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded software revenue from Dassault Aviation of €12.5 million for the year ended December 31, 2006 (€7.7 million for 2005 and €5.7 million for 2004).

We also provide services and support to Dassault Aviation and certain of its subsidiaries. This activity generated revenues of €8.2 million in the year ended December 31, 2006 (€7.5 million for 2005 and €8.7 million for 2004). See Note 15 to our consolidated financial statements.

Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited (3D PLM), a joint venture between Dassault Systèmes and Geometric Software Solutions Co. Ltd., located in India. This joint venture was created in January 2002 and works exclusively for us, and we retain the resulting intellectual property. We account for 3D PLM as an equity investment and show our share of its results under "Income from equity investees". 3D PLM's total revenue amounted to €12.7 million in 2006 (€10.3 million for 2005 and €7.6 million for 2004).

Transactions requiring authorization by the Board of Directors under French law may qualify as related party transactions. These transactions are described above under "Item 6A: Directors and Senior Management – Financial and Contractual Relations between Our Company and its Directors and Executive Officers".

Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related party transactions pursuant to Nasdaq corporate governance requirements.

C. Interests of Experts and Counsel

Not applicable.

68    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18: Financial Statements" for a list of financial statements contained in this report. The audited financial statements are subject to the approval of the shareholders at the next shareholders' meeting scheduled for June 6, 2007.

LEGAL PROCEEDINGS

We are involved in litigation from time to time in the ordinary course of business. We believe that there is no outstanding or threatened litigation or arbitration, including the matter described below, which has recently had or is likely to have a significant impact on our financial standing, our activities, or results.

MatrixOne, Inc., a U.S. company that we acquired in May 2006, is one of more than 300 companies named as defendants in coordinated class action litigation pending in federal court in New York. The consolidated amended complaint in the coordinated action, filed in April 2002, alleges, among other matters, that MatrixOne and the other defendants violated U.S. securities laws by misrepresenting how their shares would be allocated to investors by banks underwriting initial public offerings of the issuer defendants' shares. A proposed settlement on behalf of the issuers in the coordinated litigation has been approved by most of the issuer defendants, including MatrixOne, and was preliminarily approved by the trial court in September 2005. However, in light of a New York federal appeals court ruling in December 2006 on claims substantially similar to those asserted against MatrixOne, it is uncertain whether final court approval will be granted to the proposed settlement. If the proposed settlement is not approved by the court, MatrixOne intends to continue to defend the litigation vigorously.

DIVIDEND POLICY

We have paid dividends in each year since 1986. The payment and amount of dividends depend on our earnings and financial condition and such other factors as the Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the ordinary general meeting of shareholders. Dividends are paid in euro.

The Board of Directors recommends to the shareholders at the next general meeting which shall be held on June 6, 2007, to vote for the distribution of a dividend equal to €59,938,927.60 with respect to the 2006 financial year. The remainder of the €120,438,429.23 of net profit will be allocated to retained earnings after making the required allocation to our legal reserve.

Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. See "Item 10E: Taxation – French Taxation – Taxation of Dividends." Prospective purchasers of ADSs or shares should consult their own advisers with respect to the tax consequences of an investment in ADSs or shares.

The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and, for financial years ending on or prior to December 31, 2003, the amount of dividends paid per share including the French avoir fiscal (before

DASSAULT SYSTÈMES    Form 20-F 2006    69

Back to Contents

deduction of applicable French withholding tax). See "Item 10E: Taxation". Dividends declared in respect of a given year are paid in the following year.

Year to which dividend relates(1)	Shares outstanding at year end	Dividend per share Excluding avoir fiscal(2)		Dividend per Share Including avoir fiscal(2)(3)
				(4)	(5)
2001	113,943,754	€0.33	$0.31	€0.495 or €0.38		$0.48 or $0.36
2002	114,179,431	€0.33	$0.39	€0.495 or €0.363		$0.57 or $0.42
2003	113,044,227	€0.34	$0.43	€0.51 or €0.394		$0.64 or $0.50
2004	113,786,411	€0.38	$0.46	–	–	–
2005	115,038,378	€0.42	$0.54	–	–	–
2006	115,770,290	€0.44	(6)	–	–	–

(1)
Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)
U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid: June 22, 2004 – €0.8257 per $1.00; June 28, 2005 – €0.8280 per $1.00; and July 5, 2006 – €1.2822 per $1.00.
(3)
The avoir fiscal ceased being available to shareholders on dividends paid beginning in 2005.
(4)
Dividends per share paid to individual shareholders and shareholding entities benefiting from a tax credit at 50% for 2003.
(5)
Dividends per share paid to shareholding entities benefiting from a tax credit of 10% for 2003.
(6)
To be determined according to the Noon Buying Rate on the date the dividend is paid.

B. Significant Changes

Except as set forth in "Item 5.D – Trend Information", there has been no significant change to our financial condition since the date of the annual financial statements included in this report.

70    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Item 9: The Offer and Listing

A. Listing Details

Our shares have been listed in France on the Paris Stock Exchange (Euronext Paris) since June 28, 1996. In February 2005, Euronext Paris renamed its markets Eurolist, and we are now listed on Eurolist – Compartment A ("Eurolist"). In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the NASDAQ Global Market under the symbol "DASTY." Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP ("DASSY" on the Nasdaq and "DSYNV" on Eurolist). American Depositary Receipts evidencing the ADSs are issuable by JP Morgan Chase Bank, as Depositary.

The following table sets forth the high and low prices of our shares on Eurolist and our ADSs on the NASDAQ Global Market since 2002.

Annual High and Low Prices of shares on Eurolist and ADSs on the NASDAQ Global Market

	Eurolist €		Nasdaq U.S.$
	High	Low	High	Low
2002	59.40	15.19	52.00	15.05
2003	39.39	19.10	46.25	21.25
2004	38.81	30.05	49.41	36.87
2005	48.75	32.40	57.52	42.15

2006	49.91	34.82	60.70	44.26

Source:
Euronext and Bloomberg.

Quarterly High and Low Prices of shares on Eurolist and ADSs on the NASDAQ Global Market

	Eurolist €		Nasdaq U.S.$
	High	Low	High	Low
2005
1st quarter	38.61	34.62	50.92	44.10
2nd quarter	40.20	32.40	49.91	42.15
3rd quarter	43.20	37.92	52.10	46.20
4th quarter	48.75	41.20	57.52	49.92
2006
1st quarter	49.91	45.06	60.70	53.91
2nd quarter	47.88	37.74	58.12	47.50
3rd quarter	45.55	34.82	57.86	44.26
4th quarter	44.80	39.53	56.57	52.16
2007
1st quarter	42.48	37.18	55.05	49.19

Source:
Euronext and Bloomberg.

DASSAULT SYSTÈMES    Form 20-F 2006    71

Back to Contents

Monthly High and Low Prices of shares on Eurolist and ADSs on the NASDAQ Global Market

	Eurolist €		Nasdaq U.S.$
	High	Low	High	Low
December 2006	41.63	39.53	55.03	52.16
January 2007	42.40	37.95	54.66	49.92
February 2007	42.48	38.22	55.05	50.13
March 2007	40.86	37.18	54.40	49.19
April 2007	43.83	40.00	59.52	54.21
May 2007 (through May 24)	44.69	41.72	60.17	56.67

Sources:
Euronext and Bloomberg.

EURONEXT PARIS

All Euronext Paris securities are listed and traded on a single market, Eurolist by Euronext™, which is operated by Euronext Paris. In accordance with Euronext Paris rules, shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

Compartment A comprises the companies with market capitalizations above €1 billion;

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

Securities listed on Eurolist are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded but not executed, a closing auction at 5:35 p.m. and a "trading at last" from 5:35 p.m. to 5:40 p.m. during which transactions are recorded but not executed. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

Euronext Paris may suspend trading in a security listed on Eurolist if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as the Company's shares, varies by more than 10% from the previous day's closing price (reference price) and once trading has begun, Euronext Paris may suspend trading in that security for up to 4 minutes. Once trading has recommenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. During the continuous trading session, Euronext Paris also may suspend trading for a 4-minute period if trades are bound to breach the so-called "dynamic" thresholds, set at 2% plus or minus the last traded price. Euronext Paris also may suspend trading of a security listed on the Eurolist – Compartment A market in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des marchés financiers ("AMF"), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

Trades of securities listed on Eurolist are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or "SRD") for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades aggregating at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

72    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Ownership of equity securities traded on a deferred settlement basis is considered to have been transferred only after such securities have been registered in the purchaser's account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month the dividend is paid is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid, and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through "clearing 21," a common Euronext platform, and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

B. Plan of Distribution

Not applicable.

C. Markets

See "Item 9A: Listing Details".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2006    73

Back to Contents

Item 10: Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required for this Item 10B is specifically incorporated by reference to the relevant information in the Form F-1 filed by us with the Securities and Exchange Commission on June 4, 1996 ("Registration Statement on Form F-1"). The information provided below supplements the information provided in the Registration Statement on Form F-1 or, to the extent inconsistent with such information, supersedes it.

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

BOARD OF DIRECTORS

For a complete description of the powers of the directors under French law and our by-laws, see "Item 6: Directors, Senior Management and Employees."

SHARE CAPITAL

As of March 31, 2007, our share capital was €116,027,933 divided into 116,027,933 shares with a nominal value of €1.00 per share, including 261,011 treasury shares which under French law have no voting rights. All the shares are fully paid.

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

SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

Resolutions will be proposed for approval at the shareholders' meeting scheduled for June 6, 2007, to amend our statuts (by-laws) to comply with new French regulations, reflected in the text below, regarding notices of shareholders' meetings and the use of telecommunications to enable shareholders' participation in shareholders' meetings.

Notice of shareholders' meetings

The Company must announce general meetings of shareholders at least 35 days in advance by means of a preliminary notice which is published in France in the Bulletin des annonces légales olbigatories (BALO).

Shareholders' meetings are convened by the Board of Directors. If the Board of Directors fails to convene a shareholders' meeting the statutory auditors may call the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent: (i) one or several shareholders holding at least

74    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

5% of our share capital; (ii) any interested party in case of emergency; (iii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company; or (iv) the workers' committee in an emergency.

In addition, shareholders representing a majority of the share capital or voting rights may convene a meeting after a public tender offer or the acquisition of a controlling block of shares.

Additional resolutions for shareholders' meetings

Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the Board of Directors after the publication of the preliminary notice in the BALO but not later than 25 days before the shareholders' meeting by one or several shareholders holding a specified percentage of our share capital or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company. Shareholders wishing to submit additional resolutions must provide to the Board of Directors a certificate from their accredited intermediary evidencing their share ownership. This certificate must be issued again at midnight on the third business day before the shareholders' meeting. In addtion, the workers' committee may propose additional reolutions within 10 days of the publication of the notice in the BALO.

During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors. The questions must be received by the Company no later than four business days before the meeting and be accompanied by a certificate from an accredited intermediary evidencing share ownership. The Board of Directors must respond to these questions.

Attendance and voting at shareholders' meetings

In general, each share confers on the shareholder the right to one vote. Nevertheless, based on a resolution voted by the shareholders at the extraordinary shareholders' meeting dated May 28, 2002, our by-laws provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In the case of a capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

Any share converted into a bearer share or changing hands shall lose the right to the double voting right unless in case of transfer on succession, or in case of partition of property jointly owned by spouses, or in case of a gift inter vivos to a spouse or a relative entitled to succeed to the donor's estate. The double voting right may be cancelled by a resolution of the shareholders at an extraordinary shareholders' meeting approved by the special meeting of shareholders having a double voting right.

Our by-laws provide that upon decision by our Board of Directors, shareholders may participate and vote at general meetings of shareholders by videoconference or by other means of telecommunication permitting shareholders' identification and effective participation in accordance with applicable laws and regulations. If such participation is permitted, shareholders who participate in this manner will be counted for the calculation of a quorum and a majority at general meetings of shareholders.

In accordance with French law, a precondition for exercising any voting rights is that a holder of shares of the Company has his/her securities registered in his/her name or in the name of his/her intermediary at midnight (Paris time) on the third business day preceding the meeting, either in registered form or in bearer form.

In the case of a holder of shares in bearer form, the accredited intermediary must issue a certificate (attestation de participation) as an exhibit to the voting form (formulaire de vote à distance), the proxy or the admission card (carte d'admission) at midnight (Paris time) on the third business day preceding the meeting.

Pursuant to French law, a holder of shares who has already voted, sent a proxy or requested his/her admission card or certificate may transfer all or part of his/her shares at any time. However, if the sale takes place before midnight (Paris time) on the third business day preceding the meeting, the Company shall invalidate or modify accordingly, as the case may be, the vote, the proxy or the admission card or the certificate. The accredited intermediary who maintains the accounts shall notify the sale to the Company or to its authorized agent. If the sale takes place after midnight (Paris time) on the third business day preceding the meeting, the accredited intermediary is not required to notify the Company and the Company is not required to take any action.

The company does not follow the Nasdaq Rule 4350(f). In compliance with French law for ordinary meetings of shareholders, a quorum consists of at least one fifth of the voting rights upon the first notice of call. There is no quorum in case of a second notice of call. For extraordinary meetings of shareholders, a quorum consists of at least one fourth of the voting rights upon the first notice of call and one fifth of the voting rights in case of a second notice of call.

DASSAULT SYSTÈMES    Form 20-F 2006    75

Back to Contents

Proxies and votes by mail

A shareholder may be represented at a shareholders' meeting by his or her spouse, or by another shareholder to whom he/she grants a written proxy, or the shareholder may vote by mail using the form provided. A shareholder may also send us a blank proxy (dated and signed) without nominating a representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or agreed to by the Board of Directors and against all others.

A shareholder not domiciled in France, as defined in the French Civil Code, may also be represented at a shareholders' meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. Such shareholder will be considered to be present at the meeting for the computation of the quorum and the results of voting.

Financial statements and other communications with shareholders

In connection with any shareholders' meeting, we must provide a set of documents, including our management report, a summary of the results of the five previous fiscal years and special reports regarding the work of our Board of Directors and our internal control. We must also provide, to any shareholder who so requests, special reports regarding grants of stock options and of shares.

DIVIDENDS

Legal reserve

At December 31, 2006, our legal reserve was €11.5 million.

Distribution of dividends

French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the dividend payment date of a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP ("DASSY" on the Nasdaq and "DSYNV"on Eurolist). Following the dividend payment date, these shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as shares issued before January 1.

In addition, our by-laws provide that our shareholders, in an ordinary general meeting, may authorize the grant to each shareholder of an option to receive all or part of any dividends declared either in cash or in our shares.

CHANGES IN SHARE CAPITAL

Increases in share capital

As provided by French company law, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting of shareholders following a recommendation of the Board of Directors. Increases in our share capital may be effected by (i) issuing common shares or preferred shares; or (ii) increasing the nominal value of existing shares.

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

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of shareholders at an extraordinary general meeting acting under applicable quorum and majority requirements.

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

76    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

On June 8, 2005, our general meeting of shareholders granted new authorizations to the Board, for a period of 26 months, to increase the share capital in accordance with the new French company law provisions. Pursuant to this delegation by our shareholders, the Board of Directors is now authorized to (i) increase the share capital, with or without preemptive subscription rights of our shareholders, by an issuance of shares and/or any other securities granting access to a portion of our share capital, provided, however, that the nominal amount of increases in the share capital to be made pursuant to this delegation may not exceed €15 million and the nominal amount of debt securities to be issued pursuant to this delegation shall not exceed a maximum of €750 million; (ii) increase the share capital by the capitalization of profits, reserves or share premiums; (iii) increase the initial amount of any capital increases by 15% in the event of over-subscription, within the same nominal aggregate limit of €15 million; and (iv) increase the share capital to issue new shares in the event of a contribution in kind of securities by a third party, up to a limit of 10% of our total share capital; and (v) increase the capital of a nominal amount not exceeding €10 million through the issue of new shares or other securities giving access to the capital of the Company reserved to the employees of Dassault Systèmes and/or to its affiliates who are members of a plan d'épargne d'entreprise. The Board of Directors has proposed for shareholder approval at the next shareholders' meeting on June 6, 2007 to replace these authorizations, which will expire in 2007, with authorizations of to increase capital within the same limits and for the same period of 26 months.

Our share capital may also be increased through grants of stock options and shares. Our general meeting of shareholders on June 8, 2005, authorized the Board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital. This authorization replaced the prior authorization of May 28, 2002. At the June 8, 2005, meeting of shareholders, the Board of Directors was also authorized for a period of 38 months to grant shares representing up to a maximum of 1% of our share capital. The Board of Directors has proposed for shareholder approval at the next shareholders' meeting on June 6, 2007, that the authorization to grant shares be extended for a further 38 months, and that the Board be authorized to take advantage of recent changes in French law providing greater flexibility with respect to the conditions of such share grants. See also "Item 6B. Compensation – Stock Grants".

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

DASSAULT SYSTÈMES    Form 20-F 2006    77

Back to Contents

FORM, HOLDING AND TRANSFER OF SHARES

Form and holding of shares

Our by-laws permit us to request that Euroclear France provide us at any time with the identity, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. French company law states that shares held by any non-French resident may be held by an intermediary on the shareholder's behalf in a collective account or in several individual accounts. The intermediary must declare its position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented at the general meetings of shareholders by this intermediary.

Transfer of shares

Registered shares must be converted into bearer form before being transferred on Eurolist and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

For dealings on Eurolist, an impôt sur les opérations de Bourse, or a tax assessed on the price at which the securities were traded, is payable at the rate of 0.3 percent on transactions up to €153,000 and at a rate of 0.15 percent thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See "– Taxation – French Taxation – Taxation on Sale or Disposal of Shares" below.

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

French law and the AMF impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10 percent, and subsequently, as the case may be, more than 20 percent of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company a report disclosing their intentions for the next 12 months with respect to such company. In this report, the acquirer must disclose whether or not it intends, within the 12-month period following the acquisition, to increase its shareholding, to acquire control of such company, or to seek a nomination to such company's board of directors. Such report must be filed with the AMF and with such listed company within 10 trading days of the date such threshold has been crossed. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of the shareholders. Upon any change of intention, it must file a new report.

In addition, our by-laws provide that any person who, directly or indirectly, acting alone or in concert with others, becomes the owner of more than 2.5 percent, or any subsequent multiple of 2.5 percent up to 50 percent, of our share capital or voting rights, or whose holdings fall below any such percentage, shall be required to notify us of such fact within five trading days of such acquisition by registered mail. Failure to comply with such notification provisions will result in the suspension for up to two years of the voting rights attached to the excess of the relevant threshold if requested in the minutes of a shareholders' meeting by one or more shareholders holding equity securities representing at least 2.5 percent of our share capital or voting rights.

PURCHASE OF OUR OWN SHARES

Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares in accordance with French and EU law. Our general meeting of shareholders held on June 14, 2006, authorized the Board to implement a share repurchase program (which permits us to repurchase our shares for the purposes detailed below) limited to 10 percent of our share capital. Under this authorization, we may not buy shares at a price exceeding €60 per share (transaction fees excluded) or above a maximum aggregate amount of €400 million. This authorization expires at our next general shareholders' meeting, to be held on June 6, 2007. At the meeting on June 14, 2006, our shareholders also authorized our Board of Directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period. These authorizations replaced the authorizations that were granted by our shareholders at the general meeting of shareholders on June 8, 2005. No shares have been repurchased under the authorizations of either June 8, 2005, or June 14, 2006.

78    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Our Board of Directors has proposed a resolution to our next general shareholders' meeting that would authorize the Board to implement a new share repurchase program in order to replace the program previously authorized. The new repurchase program is also limited to 10 percent of our share capital as of the date of the shareholder approval. We may also repurchase shares according to this authorization in the context of a tender offer, within the limits permitted under French law. This authorization would expire on the general meeting of shareholders approving the financial statements for the financial year ending December 31, 2007. Under this repurchase program, we may not buy shares at a price exceeding €60 per share (transaction fees excluded) or above a maximum aggregate amount of €500 million. At the meeting scheduled for June 6, 2007, our shareholders will also be asked by the Board of Directors to authorize the cancellation of any repurchased shares, and to reduce our share capital by up to 10 percent within any 24-month period.

The resolution to be proposed to the June 6, 2007, shareholders' meeting would permit us to use repurchased shares to:

•
Cancel the shares acquired for the purpose of increasing the profitability of shareholders' equity and earnings per share;

•
Deliver shares in payment or in exchange, particularly in the case of external growth transactions within the limit of 5% of the share capital;

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

Under French law we may not, directly or through a person acting on our behalf, own more than 10 percent of our outstanding share capital or, if we have different classes of shares, more than 10 percent of the shares in each class. The General Regulation of the AMF and its instructions require us to publicly disclose a description of the program prior to its implementation.

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

The prohibitions mentioned above do not apply if:

•
we have a time-schedule buy-back program in place; or

•
the buy-back program is managed by an investment firm or a credit institution which makes its trading decisions in relation to our shares independently of, and without influence by, us with regard to the timing of the purchases.

Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose, by means of a press release posted on our website, no later than the seventh trading day following the date of execution, any transactions pursuant to an ongoing buy-back program.

DASSAULT SYSTÈMES    Form 20-F 2006    79

Back to Contents

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

C. Material Contracts

For a discussion of material contracts between IBM and our Company, see "Item 3D: Risk Factors," "Item 4B: Business Overview" and "Item 5A: Operating Results."

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

E. Taxation

FRENCH TAXATION

The following is a general summary of the material French tax consequences of owning and disposing of shares by a holder that is not a resident of France and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date. Special treaty "tie-breaker" rules apply to individuals who may be considered residents of both countries under the tax laws of each country.

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

If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €4,000 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of Dividends. In France, dividends are paid out of after-tax income. French individual shareholders are entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Corporate shareholders are not entitled to this tax credit.

French domestic law states that dividends paid to non-residents are normally subject to a 25% French withholding tax, and non-residents are not eligible for the benefit of the French tax credits.

80    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.

Certain tax treaties further provide for a refund of the French tax credits attached to dividends to certain non-residents. The French tax authorities have indicated that non-resident individual shareholders benefiting from a tax treaty providing for the refund of the French tax credits attached to dividends are entitled to the refund of the above-mentioned French tax credit, net of the applicable withholding tax.

The following countries and Territoires d'Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of such withholding tax and refund of the tax credits attached to dividends (net of applicable witholding tax).

Australia	Ghana	Mali	Singapore	Territoires d'Outre-Mer & other territories:
Austria	Iceland	Malta	South Korea	Mayotte
Belgium	India	Mauritius	Spain	New Caledonia
Bolivia	Israel	Mexico	Sweden	Saint-Pierre-et-Miquelon
Brazil	Italy	Namibia	Switzerland
Burkina Faso	Ivory Coast	The Netherlands	Togo
Canada	Japan	New Zealand	Turkey
Estonia	Latvia	Niger	Ukraine
Finland	Lithuania	Norway	United Kingdom
Gabon	Luxembourg	Pakistan	United States
Germany	Malaysia	Senegal	Venezuela

As to dividends paid in 2006 by us, non-resident shareholders benefiting from a treaty may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty, rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if the shareholder established entitlement to such reduced rate before the date of payment by providing the paying agent with a certificate (the Certificate) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If the non-resident shareholder did not file the Certificate before the dividend payment date, we withheld the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the French Treasury forms 5000 and 5001 before December 31, 2008.

Furthermore, if a shareholder is entitled to a refund of the French tax credits attached to dividends under the relevant tax treaty, such shareholder can file a claim for the refund of the French tax credit of 50% (capped at €230 or €115) on distributions made by us in 2006, net of the applicable withholding tax, but only to the extent that the shareholder is an individual.

The French tax authorities have not detailed the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above.

Estate and Gift Tax. France imposes estate and gift tax on securities issued by French and non-French companies acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or may obtain a tax credit. Prospective investors in shares should consult their own advisors concerning the applicability of French estate and gift tax to their holding of our shares, and the availability of, and the conditions for claiming exemption or tax credit under such a treaty.

Wealth Tax. Even in the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of our share capital, provided that the lesser amount does not enable the holder to exercise influence on our Company.

TAXATION OF U.S. INVESTORS

The following is a general summary of the material U.S. federal income tax and French tax consequences of purchasing, owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You are a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

1)
You own, directly, indirectly or by attribution, less than 10% of our share capital or voting stock; and

DASSAULT SYSTÈMES    Form 20-F 2006    81

Back to Contents

2)
You are any one of the following:

a)
an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

b)
a corporation (or certain other entities taxable as corporations for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof,

c)
an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

d)
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust; and

3)
You are entitled to the benefits of the "Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital", signed August 31, 1994 and the protocol thereto (the "Treaty") under the "Limitation on Benefits" article of that treaty; and

4)
You hold your shares or ADSs in the company as capital assets; and

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, pension funds, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADS as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules are not discussed herein. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements. This summary is subject to any changes to (or changes in the interpretation of) U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Holders should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The statements of U.S. and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is based upon current U.S. and French tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, the Treaty, and the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date, which may have retroactive effect.

TAXATION OF DIVIDENDS

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France "an Eligible U.S. Holder" is reduced to 15%. Dividends paid to such Eligible U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Eligible U.S. Holder establishes before the date of payment that he or she is a resident of the United States under the Treaty in accordance with the procedures described above.

Dividends paid as of January 1, 2005. If you are, and so long as you will remain an Eligible U.S. Holder, you are subject to withholding tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the Treaty, in accordance with the "Simplified procedure" below. Otherwise, the "Normal procedure" must be followed.

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

82    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

•
Normal procedure: This procedure will be applicable if you are not able to send the tax residence certificate before the effective payment of dividends. In such a case, you must complete French Treasury Form 5000 and 5001 and send it to the French tax authorities. You will be subject to the normal 25% withholding tax, but may then claim a refund from the French tax authorities of the difference between the 25% withholding tax rate and the withholding tax rate provided by the applicable double tax treaty. The French withholding tax refund is generally expected to be paid within 12 months after the holder of shares or ADSs files Form 5000 and 5001. However, it will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The forms, together with their respective instructions, are available from the Centre des Impôts des Non-Résidents (10, rue du Centre, 93465 Noisy-le-Grand Cedex, France). The depositary will provide to all U.S. Holders of ADSs registered with the depositary the forms and instructions, and will arrange for the filing with the French tax authorities of all forms completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

U.S. FEDERAL INCOME TAX

For U.S. federal income tax purposes, the gross amount of your distribution (including the related French tax credit paid to a U.S. Holder and before deduction of any French tax withheld), will be taxable as dividend income to a U.S. Holder, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs. No dividends received deduction will be allowed to U.S. corporate Holders with respect to dividends paid by us. For foreign tax credit limitation purposes, such dividends generally will constitute foreign source "passive" or in the case of certain U.S. Holders, "financial services" income. For taxable years beginning after December 31, 2006 dividend income generally will constitute "passive category income" or in the case of certain U.S. Holders, "general category income." The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not recognize any foreign currency gain or loss upon conversion. If the euros are not converted in to U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Such U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent conversion or other disposition of the euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the treaty rate of 15%. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual method taxpayers are urged to consult their own tax advisors in this regard.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on the payment of any related French tax credit is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax on a dollar-for-dollar basis as does a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. U.S. holders are urged to consult their own tax advisors concerning their eligibility for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15%, in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain minimum requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Holders. Each individual U.S. Holder of ADSs or shares is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

DASSAULT SYSTÈMES    Form 20-F 2006    83

Back to Contents

For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other disposition of ADSs or shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADS or shares. This capital gain or loss will be U.S. source gain or loss, and generally will be treated as a long-term capital gain or loss if the Holder's holding period in the ADSs or shares exceeds one year at the time of disposition. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties – other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person – or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the 2006 taxable year for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs or shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs or shares. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

FRENCH ESTATE AND GIFT TAXES

Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax unless (i) the donor or the transferor is domiciled in France at the time of the making of the gift, or at the time of his or her death, or (ii) the ADSs or shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

FRENCH WEALTH TAX

The French wealth tax generally does not apply to the ADSs or shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty (except in the case where substantial participations are held by a U.S. resident individual).

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments made to a Holder, and proceeds paid from the sale, exchange, or other disposition of ADSs or shares, may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

84    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

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

You may review a copy of our filings with the SEC including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

In addition, material filed by us with the SEC and other information about us can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C. 20006-1506.

We provide JP Morgan Chase Bank with annual and semi-Annual Reports in English, as well as summaries in English or an English version of all notices of stockholders' meetings and other reports and communications that we generally make available to our stockholders. Copies of these reports and other documents are available upon request from JP Morgan Chase Bank, attention of the ADR department.

I. Subsidiary Information

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2006    85

Back to Contents

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

INTEREST RATE RISK

Except for their impact on the general economic environment, which is difficult to assess, we believe that changes in interest rates in 2006 did not materially affect our revenue and earnings before financial income. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue. The increase in U.S. interest rates and the positive performance of our short-term placements contributed to our financial income in 2006.

We generate positive cash flows from operations and have some financial obligations (e.g., employee profit-sharing, a long-term capital lease for a building and credit facilities), but our cash position net of debt is positive throughout the year. We sometimes use bank overdrafts, for non-significant amounts, for which the interest rate is a variable market rate.

We have a long-term capital lease for a building, as described in Note 10 to our consolidated financial statements. In December 2005, we signed a 5-year variable rate revolving credit facility for up to €200 million, with two options for one-year extensions, and we entered into interest rate swap agreements in connection with this facility. These swap agreements have the economic effect of modifying a portion of our forecasted interest obligations relating to this facility so that the interest payable effectively becomes fixed. Under the terms of the credit facility, we are subject to limitations on granting liens on, or selling, Company assets or the assets of our principal subsidiaries, and on restructurings involving the Company. A change in control of the Company triggers early reimbursement of amounts outstanding under the facility. We drew down the entire €200 million from the facility on March 15, 2006 to finance the MatrixOne acquisition.

Financial revenue is composed in part of interest income from cash and cash equivalents, as well as from short-term investments. As a result, it is sensitive to fluctuations in interest rates. We follow a conservative policy for investing our cash resources, mostly relying on short-term, investment grade investments. Investment rules are determined and controlled by the treasury department of the parent company.

In 2006, for cash management purposes, we did not invest in any common shares. We invested a non-significant part of our cash in a fund directly invested in stocks. Our financial results are therefore not significantly directly linked to stock market variations.

The following table presents the notional amount and market value of interest rate financial instruments at December 31, 2006 and 2005:

	Year ended December 31, 2006		Year ended December 31, 2005
(in thousands of euros)	Notional amount	Market value	Notional amount	Market value
Euro interest rate swap	200,000	5,672	200,000	121

FOREIGN CURRENCY EXCHANGE RISK

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

To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially offset by our U.S. dollar expenses. Our net exposure in Japanese yen is more significant. In 2006, revenue denominated in U.S. dollars represented approximately 39% of total revenue, compared with 39% in 2005 and 33% in 2004, after taking into account the monthly conversion by IBM of royalties coming from end purchaser payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 45% of total operating expenses in 2006, compared with 38% in 2005 and 35% in 2004.

86    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

As a result, our net operating exposure to U.S. dollars was limited to €32 million in 2006 (2% of our revenue), and this exposure was in part hedged through market instruments at a level of €12 million, as further described below.

The U.S. dollar decreased on average by 1% in 2006 having a negative impact on our operating income, while it was on average flat and had no significant impact in 2005. In 2006 and 2005, the Japanese yen depreciated 7% and 2% against the euro, respectively, compared to the respective preceding year, with a negative impact on our operating income.

Currency fluctuations may impact revenue and expenses as well as financial revenue. The main items of financial revenue subject to fluctuations linked to exchange rates are:

•
the difference between the exchange rate used to record invoices and expenses in foreign currencies and the exchange rate when we receive or make the payment;

•
the revaluation of payables and receivables denominated in foreign currencies; and

•
the revaluation of assets denominated in foreign currencies.

We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out or formally approved by the parent company and all hedging transactions and our net exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2006, the euro value of our revenue, operating expenses and net position, before and after hedging, denominated in U.S. dollars, Japanese yen together with Korean won and other currencies, principally the euro.

	Year ended December 31, 2006
(in thousands of euros)	U.S. dollars	Japanese yen, Korean won and other Asia-Pacific currencies	Euro and others
Revenue	446,420	197,366	514,012
Operating expenses	414,797	45,349	451,707
Net position	31,623	152,017	62,305
Hedge(1)	11,946	1,369

Net position after hedge	19,677	150,648	62,305

(1)
Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

The following table presents the notional amount and market value of foreign currency financial instruments at December 31, 2006 and 2005:

	Year ended December 31, 2006		Year ended December 31, 2005
(in thousands of euros)	Notional amount	Market value	Notional amount	Market value
Collars USD/euro	3,846	69	11,226	(285)
Dual forward contract	1,000	(7)
Forward contract GBP/euro-sale(1)	1,426	(60)
Forward exchange contract USD/euro – sale(2)	38,883	179	291,671	(4,527)
Forward exchange contract JPY/euro – sale(3)	1,483	204	3,093	209

(1)
"GBP" means British pound.
(2)
See Note 12 to our consolidated financial statements.
(3)
"JPY" means Japanese yen.

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

DASSAULT SYSTÈMES    Form 20-F 2006    87

Back to Contents

Item 12: Description of Securities Other than Equity Securities

Not applicable.

88    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

PART II

DASSAULT SYSTÈMES    Form 20-F 2006    89

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

Item 15: Controls and Procedures

(a)
Disclosure Controls and Procedures.

As of December 31, 2006, the Company conducted an evaluation, pursuant to Rule 13a-15e promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2006, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)
Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statements preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Based on this assessment, management concluded that as of December 31, 2006 our internal control over financial reporting was effective.

Our management has excluded MatrixOne, Inc from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. MatrixOne Inc is a wholly-owned subsidiary whose total assets and total revenues represented (excluding corporate-controlled assets) 6% and 5.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

90    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

PricewaterhouseCoopers, which audited our consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on management's assessment of the effectiveness of the company's internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States of America).

(c)
Attestation Report of the Registered Public Accounting Firm.

See the Report of Independent Registered Public Accounting Firm on page F-1.

(d)
Changes in Internal Control Over Financial Reporting.

During 2006, there were changes in our internal control over financial reporting as a result of the acquisition of MatrixOne, as discussed below.

MatrixOne was acquired by the Company in May 2006. MatrixOne had previously reported the following material weaknesses in its Annual Report on Form 10-K filed for the fiscal year ended July 2, 2005:

i)
Inadequate communication and monitoring of policies and procedures;

ii)
Inadequate staffing and lack of certain requisite skills and competencies within the finance and accounting organization; and

iii)
Inadequate processes, personnel with requisite skills and competencies, and oversight to identify the full scope of the Company's arrangements with its customers.

Since its last 10-K report, MatrixOne has implemented a plan to remediate these material weaknesses. MatrixOne has taken a list of actions to analyze sales transactions and verify that appropriate revenue recognition rules have been applied including:

•
hiring additional accounting, financial, and administrative personnel;

•
training the sales and professional services forces related to revenue recognition;

•
enforcing a certification by the sales forces on a transaction by transaction basis specifying whether they are aware of any unauthorized arrangements and other commitments with customers; and

•
implementing policies and procedures to review all significant and/or non standard transactions from a revenue recognition standpoint.

Although MatrixOne was excluded from the scope of management assessment of the Company's Internal Control over Financial Reporting, as mentioned in (b) above, we believe that, further to the implementation of the remediation plan, and based on other controls over financial reporting in place, the Company's internal control over financial reporting is effective.

DASSAULT SYSTÈMES    Form 20-F 2006    91

Back to Contents

Item 16: [RESERVED]

Item 16A: Audit Committee Financial Expert

The Board of Directors has determined that Paul R. Brown, Audit Committee member and independent member of our Board of Directors, is an "audit committee financial expert" as defined by the Sarbanes-Oxley Act of 2002 and Item 16.A of Form 20-F.

Item 16B: Code of Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, all Executive Vice Presidents (including the Chief Financial Officer), the Controller, the Accounting and Consolidation Director, and the Internal Audit Director, as well as the Chief Executive Officers and Chief Financial Officers of the main Dassault Systèmes companies. This code of ethics is incorporated by reference to Exhibit 11 to our 2003 Annual Report on Form 20-F, filed on June 30, 2004.

Item 16C: Principal Accountants Fees and Services

PricewaterhouseCoopers Audit served as our independent public accountant for each of the fiscal years ended December 31, 2006 and 2005.

The following table presents the aggregate audit fees, audit-related fees and fees for other professional services rendered to us by PricewaterhouseCoopers in 2006 and 2005.

	Fee amount	Percentage of total fees	Fee amount	Percentage of total fees
	PricewaterhouseCoopers Audit		PricewaterhouseCoopers Audit
(in euros, except percentages)
	2006		2005
Audit fees(1)	€2,801,538	86.0%	€915,008	53.5%
Audit-related fees(2)	413,506	12.7%	742,755	43.5%
Tax fees(3)	42,028	1.3%	51,078	3.0%
All other fees	–	–	–	–

Total	3,257,072	100.0%	1,708,841	100.0%

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF). The increase in fees in 2006 relates mainly to the audit of internal control pursuant to Section 404 of the Sarbanes Oxley Act.
(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include due diligence services related to acquisitions, consultations concerning financial accounting and reporting standards, attestation services not required by statute or regulation, information system reviews.
(3)
Tax Fees include fees billed for tax compliance services, including the review of tax returns and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.

92    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee assesses the independence of the external auditors of our financial statements and recommends to the Board of Directors their appointment and termination (subject to shareholder approval under French law). In connection with this process, the Audit Committee recommends the external auditors' compensation and discusses with them the scope of the audit, has the authority to pre-approve all audit-related and non-audit related services provided by the independent auditors, and discusses with the independent auditors all critical accounting policies used in connection with the preparation of the financial statements. At the end of each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before it gives its report to the Board of Directors.

During 2006, none of the Audit-Related Fees, Tax Fees and all Other Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our common shares in 2006 or, as of the date hereof, in 2007.

DASSAULT SYSTÈMES    Form 20-F 2006    93

Back to Contents

PART III

94    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements, together with the reports of PricewaterhouseCoopers and of Deloitte & Associés and Ernst & Young Audit thereon, are filed as part of this Annual Report on Form 20-F.

DASSAULT SYSTÈMES    Form 20-F 2006    95

Back to Contents

Item 19: Exhibits

1.1	Dassault Systèmes' by-laws, including amendments to be proposed for adoption at the Ordinary Shareholders' Meeting to be held on June 6, 2007 (Unofficial English translation).
†4(a).1	Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes (incorporated by reference from Exhibit 10.1 to Amendment No. 1 to our Registration Statement on form F-1 (Registration No. 333-04970), filed with the Securities and Exchange Commission (the "SEC") on June 24, 1996), as amended by the amendments filed with the SEC as exhibits to our Annual Reports on Form 20-F for each of the years ended December 31, 1996, through December 31, 2005 (the "IBM Agreement").
†4(a).2	Amendment 154, dated July 7, 2006, to the IBM Agreement.
†4(a).3	Amendment 155, dated August 14, 2006, to the IBM Agreement.
†4(a).4	Amendment 156, dated December 11, 2006, to the IBM Agreement.
†4(a).5	Amendment 157, dated January 2, 2007, to the IBM Agreement.
†4(a).6	Amendment 158, dated January 2, 2007, to the IBM Agreement.
*4(c).1	Incorporated by reference.
**11	Incorporated by reference.
12.1	Certification of Bernard Charlès, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Thibault de Tersant, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Executive Vice President and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15(a).1	Consent of PricewaterhouseCoopers Audit.
15(a).2	Consent of Deloitte & Associés.
15(a).3	Consent of Ernst & Young Audit.

For a list of our direct subsidiaries, see Note 18 to our consolidated financial statements for the year 2006.

†
Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*
The relevant portions of the minutes from the September 23, 2003 Board of Directors meeting and Mr. Charlès's amended employment contract were filed as Exhibits 4(c).1 and 4(c).2 to our 2003 Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on June 30, 2004.
**
The Code of Ethics was filed as Exhibit 11 to our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on June 30, 2004.

96    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Signatures

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTÈMES S.A.

Date: May 29, 2007

/s/ Thibault de Tersant
Thibault de Tersant
Senior Executive Vice President and Chief Financial Officer

DASSAULT SYSTÈMES    Form 20-F 2006    97

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Dassault Systèmes:

We have completed an integrated audit of Dassault Systèmes' 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Dassault Systèmes and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 in this Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 15 in this Form 20-F, management has excluded MatrixOne, Inc from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded MatrixOne, Inc from our audit of internal control over financial reporting. MatrixOne Inc is a wholly-owned subsidiary whose total assets (excluding corporate-controlled assets) and total revenues represent 6% and 5.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers Audit

Neuilly-sur Seine, France, May 21, 2007

DASSAULT SYSTÈMES    Form 20-F 2006    F-1

Back to Contents

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Dassault Systèmes

We have audited the consolidated balance sheet of Dassault Systèmes and subsidiaries ("the Company") as of December 31, 2004 (not presented herein) and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dassault Systèmes and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Paris-La Défense and Neuilly-sur-Seine, France
June 24, 2005 (May 30, 2006 as to the "Reclassifications" paragraph of Note 1)

Ernst & Young Audit	Deloitte & Associés
Represented by	Represented by
Jean-Marc MONTSERRAT	Philippe MOURARET

F-2    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Consolidated Balance Sheets

		December 31,
(All amounts in thousands)	Notes	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	(Note 2)	€408,746	€313,152
Short-term investments	(Note 2)	50,524	66,767
Trade accounts receivable, net of allowance for doubtful accounts of €5,111 in 2006 and €5,414 in 2005	(Note 7)	303,606	287,848
Deferred tax assets	(Note 13)	38,000	20,925
Prepaid expenses and advances		24,499	21,234
Other current assets		52,157	43,472

Total current assets		877,532	753,398

Property and equipment, net	(Note 3)	63,872	69,384
Investments and loans receivable	(Note 4)	1,437	2,299
Deferred tax assets	(Note 13)	79,141	31,001
Intangible assets, net	(Note 6)	378,221	230,618
Goodwill	(Note 6)	455,836	326,617

Total assets		€1,856,039	€1,413,317

		December 31,
(All amounts in thousands)	Notes	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		€52,189	€49,625
Accrued wages and other personnel costs		93,551	85,396
Sales incentive payable	(Note 7)	6,334	10,528
Unearned revenue		170,603	148,070
Income taxes payable		17,719	16,721
Deferred tax liabilities	(Note 13)	8,036	1,347
Other current liabilities		62,765	53,212

Total current liabilities		411,197	364,899

Non-current obligations:
Deferred tax liabilities	(Note 13)	92,631	19,640
Borrowings	(Note 8)	200,000	–
Other non-current liabilities		41,186	37,876

Total non-current obligations		333,817	57,516

Commitments and contingencies	(Note 9)	–	–
Minority interest		980	4,797
Shareholders' equity		1,110,045	986,105

Total liabilities and shareholders' equity		€1,856,039	€1,413,317

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES    Form 20-F 2006    F-3

Back to Contents

Consolidated Statements of Income

		Year ended December 31,
(All amounts in thousands, except per share data)	Notes	2006	2005	2004
Revenue:
New licenses revenue		€432,170	€375,520	€312,103
Periodic licenses, maintenance and product development revenue		530,948	408,035	358,840

Software revenue	(Note 7)	963,118	783,555	670,943
Services and other revenue		194,680	150,958	125,609

Total revenue		1,157,798	934,513	796,552

Cost of software revenue		(49,605)	(26,847)	(21,688)
Cost of services and other revenue		(143,713)	(115,288)	(100,988)
Research and development		(299,864)	(250,019)	(221,860)
Marketing and sales		(295,988)	(223,029)	(173,713)
General and administrative		(83,655)	(58,596)	(47,118)
Amortization of acquired intangibles	(Note 6)	(39,028)	(9,753)	(1,394)

Total operating expenses		(911,853)	(683,532)	(566,761)

Operating income		245,945	250,981	229,791

Financial revenue and other, net	(Note 12)	3,580	14,908	6,941
Income from equity investees		1,033	1,017	704

Income before income taxes		250,558	266,906	237,436

Income tax expense	(Note 13)	(70,810)	(90,847)	(80,840)
Minority interest		54	(597)	(178)

Net income		€179,802	€175,462	€156,418

Basic net income per share	(Note 14)	€1.56	€1.54	€1.38
Diluted net income per share	(Note 14)	€1.51	€1.49	€1.35

The accompanying notes are an integral part of these consolidated financial statements.

F-4    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Consolidated Statements
of Cash Flows

	Year ended December 31,
(All amounts in thousands)	2006	2005	2004
Cash flows from operating activities
Net income	€179,802	€175,462	€156,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	24,951	17,713	14,884
Amortization of intangible assets	40,740	13,703	3,143
Gain on disposal of investment in MSC	–	(14,705)	–
Impairment charge	796	14,324	660
Deferred income taxes	(30,371)	(3,794)	3,953
Tax benefits from employee stock-option plans	14,184	3,169	2,421
Excess tax benefits from stock-based compensation	(14,184)	–	–
Non-cash stock-based compensation	11,621	1,141	–
Exchange loss on receivables/debts in foreign currency	20,200	–	–
Other	1,271	1,365	150
Changes in current assets and liabilities:
(Increase) in trade accounts receivable	(14,056)	(21,241)	(21,942)
Decrease (increase) in other current assets	2,518	(8,716)	(9,314)
Increase in accounts payable and accrued expenses	4,341	13,606	20,536
(Decrease) increase in income taxes payable	(5,547)	2,889	4,010
(Decrease) increase in sales incentive payable	(4,025)	(10,881)	5,404
Increase in unearned revenue	28,151	15,613	34,594
(Decrease) increase in other current liabilities	(591)	(2,918)	(6,035)

Net cash provided by operating activities	259,801	196,730	208,882

Cash flows from investing activities
Additions to property, equipment and intangibles	(25,851)	(43,190)	(26,801)
Purchases of short-term investments	(20,607)	(15,362)	(31,766)
Proceeds from sales and maturities of short-term investments	38,609	13,263	34,845
Payment for acquisition of businesses, net of cash acquired	(260,862)	(329,364)	(4,087)
Proceeds from sale of investments	–	21,132	–
Increase in long-term receivables	–	(2,329)	(5,769)
Other	128	91	3,097

Net cash used in investing activities	(268,583)	(355,759)	(30,481)

DASSAULT SYSTÈMES    Form 20-F 2006    F-5

Back to Contents

Consolidated Statements
of Cash Flows (continued)

	Year ended December 31,
(All amounts in thousands)	2006	2005	2004
Cash flows from financing activities
Borrowings	200,000	–	–
Proceeds from exercise of stock options	23,810	29,276	9,272
Repurchase of SolidWorks shares, net of option exercises (Note 14)	(63,243)	(29,222)	(14,362)
Cash dividends paid	(48,200)	(43,120)	(38,435)
Principal payments on capital lease obligations	(1,689)	(1,878)	(1,898)
Excess tax benefits from stock-based compensation	14,184	–	–

Net cash provided by (used in) financing activities	124,862	(44,944)	(45,423)

Effect of exchange rate changes on cash	(20,486)	26,756	(15,920)
Increase (decrease) in cash and cash equivalents	95,594	(177,217)	117,058

Cash and cash equivalents at beginning of period	313,152	490,369	373,311

Cash and cash equivalents at end of period	€408,746	€313,152	€490,369

Supplemental disclosure
Income taxes paid	€91,373	€88,131	€69,684
Cash paid for interest	€4,847	€1,443	€1,414

The accompanying notes are an integral part of these consolidated financial statements.

F-6    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Consolidated Statements
of Shareholders' Equity

			Share capital outstanding
	Share capital issued				Retained earnings
(All amounts in thousands, except number of shares)
	Number of Shares	Stated value	Number of shares	Additional Paid in capital	Unrestricted	Restricted	Other items of comprehensive Income/(loss)	Total
January 1, 2004	113,403,665	€113,404	113,044,227	€66,694	€514,363	€11,457	€(48,240)	€657,678

Net income					156,418			156,418
Other items of comprehensive income
Available for sale securities							(444)	(444)
Net derivative losses on cash-flow hedges, net of tax							(4,666)	(4,666)
Minimum pension liability							(150)	(150)
Foreign currency translation Adjustment							(21,947)	(21,947)

Comprehensive income								129,211

Exercise of stock options (Note 14)	382,746	382	429,742	10,181				10,563
Other stock transactions				(2,189)				(2,189)
Tax benefits (Note 13)				2,421				2,421
Cash dividends paid					(38,435)			(38,435)

December 31, 2004	113,786,411	113,786	113,473,969	77,107	632,346	11,457	(75,447)	759,249

Net income					175,462			175,462
Other items of comprehensive income
Available for sale securities							461	461
Minimum pension liability							(522)	(522)
Foreign currency translation Adjustment							41,863	41,863

Comprehensive income								217,264

Exercise of stock options (Note 14)	1,251,967	1,252	1,284,374	32,782				34,034
Dilution gain on SolidWorks				12,391				12,391
Other stock transactions				3,118				3,118
Tax benefits (Note 13)				3,169				3,169
Cash dividends paid					(43,120)			(43,120)

December 31, 2005	115,038,378	115,038	114,758,343	128,567	764,688	11,457	(33,645)	986,105

DASSAULT SYSTÈMES    Form 20-F 2006    F-7

Back to Contents

Consolidated Statements
of Shareholders' Equity (continued)

			Share capital outstanding
	Share capital issued				Retained earnings
(All amounts in thousands, except number of shares)
	Number of Shares	Stated value	Number of shares	Additional Paid in capital	Unrestricted	Restricted	Other items of comprehensive Income/(loss)	Total
Net income					179,802			179,802
Other items of comprehensive income
Derivative gains on cash-flow hedges, net of tax							3,719	3,719
Adjustment to initially apply SFAS No. 158, net of tax							2,874	2,874
Foreign currency translation Adjustment							(59,213)	(59,213)

Comprehensive income								127,182
Exercise of stock options (Note 14)	731,912	732	750,369	18,139				18,871
Stock-based compensation (Note 14)				11,621				11,621
Other stock transactions				282				282
Tax benefits (Note 13)				14,184				14,184
Cash dividends paid					(48,200)			(48,200)

December 31, 2006	115,770,290	115,770	115,508,712	172,793	896,290	11,457	(86,265)	1,110,045

The accompanying notes are an integral part of these consolidated financial statements.

F-8    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Notes to the Consolidated Financial
Statements for the Years Ended
December 31, 2006, 2005 and 2004

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Dassault Systèmes, which refers to Dassault Systèmes S.A. and its subsidiaries (the "Company"), develops 3D and Product Lifecycle Management (PLM) software solutions powered by three-dimensional (3D) representation. The Company's strategic mission is to provide software solutions and consulting services that enable its customers to innovate in products and services; accelerate product design in order to satisfy market demand; create and manufacture products more cost effectively; and simulate their end-customers' experiences.

The Company operates in two segments, the "Process-centric" segment and the "Design-centric" segment. The "Process-centric" segment is dedicated to Product Lifecycle Management ("PLM") software solutions. PLM solutions are organized around four of the Company's brands: CATIA for virtual product design and product excellence, DELMIA for virtual manufacturing and production performance, SIMULIA for engineering quality through virtual testing and ENOVIA to provide a global collaborative environment. The "Design-centric" segment is dedicated to customers primarily focused on product design solutions. The Company's design-centric solutions complement its PLM software applications by reaching a far larger number of potential users. The Company primarily addresses the mainstream, design-centric market with its SolidWorks software applications for productive and easy-to-use 3D mechanical design. Its products and solutions are designed to capitalize on the significant migration opportunity of 2D users to 3D design. The Company largely markets and sells its software solutions through indirect selling channels. With respect to most of the Company's process-centric solutions its primary partner is IBM, with whom the Company has a long-standing strategic relationship.

In addition to the development and distribution of software products, the Company also provides services related to its software products and solutions and obtains other revenue from its support of IBM's marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The consolidated financial statements include the accounts of Dassault Systèmes S.A. and its subsidiaries. Companies over which the Company has control are fully consolidated. Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method. Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method. Intercompany transactions and balances have been eliminated.

DASSAULT SYSTÈMES    Form 20-F 2006    F-9

Back to Contents

Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Examples include: estimating loss contingencies; assessing product life cycles; identifying the different elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; determining when technological feasibility is achieved for our products; estimating the fair value and/or goodwill impairment for our reporting units; determining when a decline in value of our investments is other-than-temporary; determining the nature, fair value and useful life of acquired intangible assets in a business combination; determining assumptions for share-based payments; and assessing the realizability of our deferred tax assets. Actual results and outcomes could differ from management's estimates and assumptions.

REVENUE RECOGNITION

The Company derives revenue from three primary sources: (1) its marketing and distribution agreement with IBM; (2) new software licenses, periodic licenses, maintenance and product development, which includes software license updates, technical support and the development of additional functionalities of standard products requested by clients; and (3) consulting and training services and other revenue, including commissions received for sales support. Revenues are disclosed net of taxes collected from customers and remitted to governmental authorities.

Marketing and distribution agreement with IBM – Under the Company's agreement with IBM, the Company licenses its products to IBM who then sublicenses the products to end-users. The Company provides maintenance to IBM but does not contract directly with IBM customers. In addition, the Company provides training to IBM employees for new product releases, participates with IBM in a worldwide marketing arrangement and is involved in other product development initiatives for both the Company and IBM products.

Royalties under this arrangement are earned as revenue is recognized by IBM from its sublicensing of the products and services. Royalties are recognized in software revenue when earned from IBM and reported to us. In general, this results in recognition of license royalties when IBM sublicenses software to end-users and Postcontract Customer Support ("PCS") royalties over the period during which IBM is required to provide support to end-users. Royalty payments are generally made within 30 days after the end of the month in which the royalties are earned.

The Company's agreement with IBM provides for increases in the share of licensing revenue to be retained by IBM if certain annual growth targets are met by IBM. This incentive is also linked to IBM meeting a certain level of sales and marketing expenses for the distribution of CATIA, ENOVIA and SMARTEAM. This incentive is recorded as a reduction to software revenue.

Software License, Maintenance and Product Development Revenue – Software license revenue represents fees earned from granting customers licenses to use our software. Our software license revenue consists of perpetual and periodic license sales of software products. Software license revenue is recognized when: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenue until all criteria are met. Revenue related to the licensing of software through value-added resellers (VAR) is recognized when evidence of a sale to an end-user customer is provided to the Company, assuming all other revenue recognition criteria have been met. Periodic licenses generally have a one-year term and the corresponding fee is recognized ratably over the term of the license.

Maintenance revenue represents periodic fees associated with the sale of unspecified product updates on a when-and-if-available-basis and technical support. Maintenance agreements are entered into in connection with the initial software license purchase. Maintenance support may be renewed at the conclusion of each term. Revenue from maintenance is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Product development revenue relates to the development of additional functionalities of standard products requested by clients and is recognized as the development work is performed.

Recurring fees for periodic license and maintenance and product development revenue are reported within software revenue.

Revenue under multiple-element arrangements, which typically include new software licenses and maintenance agreements sold together, is allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or "VSOE"). Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. If VSOE of one or more undelivered elements cannot be established, the entire amount of revenue from the arrangement is deferred and recognized when delivery of those elements occurs or when VSOE can be established.

F-10    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Services and Other – Services revenue consists primarily of fees from consulting, services and training, commissions received in connection with our sales support activities, and revenue generated by hardware resale activities. Services generally do not require significant modification or customization of software products and are accounted for separately to the extent they are not essential to the functionality of software products. Service revenues derived from time and material contracts are recognized as time is incurred. Service revenues derived from fixed price contracts are generally recognized using a percentage of completion basis. For customer support contracts, when no performance pattern is discernible, revenue is recognized ratably over the term of the contract, generally one year, on a straight-line basis. Commissions are recognized when earned. Revenue derived from hardware resale activities is recognized upon delivery.

COMPUTER SOFTWARE COSTS/RESEARCH AND DEVELOPMENT

Costs incurred to develop computer software products – such as payroll and other headcount-related costs associated with product development – to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. We have determined that technological feasibility for our software products is reached shortly before the commercial release of our products. Costs incurred after technological feasibility is established are not material, and accordingly, the application of this accounting policy has resulted in substantially all research and development costs being expensed in the period incurred. Purchased in-process research and development that is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

GOVERNMENT GRANTS

The Company receives grants from various governmental authorities to finance certain research and development activities (including tax research credits in France that are treated as government grants because they are realizable in cash in the event the Company has insufficient income tax payable). Government grants are recognized as a reduction of research and development costs when the qualifying research and development activities have been performed and there is reasonable assurance that the grants will be received. Government grants amounting to €5.8 million, €1.8 million and €0.3 million were recorded as a reduction to research and development expenses in 2006, 2005 and 2004, respectively.

FINANCIAL INSTRUMENTS

Fair Value – The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value, due to the short-term maturities of such instruments. Foreign exchange options, futures, and forward contracts, which are designated and serve as hedges, are recorded at their fair market value.

Cash and Cash Equivalents and Short-Term Investments – The Company considers marketable debt securities with maturities of less than 90 days when acquired, deposits with banks, and investments in money market mutual funds to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired and mutual funds that do not qualify as cash equivalents are considered to be short-term investments and are generally classified as trading securities with changes in fair value recorded through financial income.

Investments – Investments include, principally, available-for-sale equity securities at fair value, debt securities at amortized cost, securities that are not publicly traded at cost, and equity method investments. For available-for-sale equity securities, any unrealized holding gains and losses, net of deferred taxes, are excluded from operating results and are recognized in other comprehensive income ("OCI") until realized. The fair values of securities are determined based on prevailing market prices. The Company assesses declines in the value of individual investments to determine whether such decline is other-than-temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near – term prospects of the individual company, and the Company's intent and ability to hold the investment.

Derivative instruments – The Company uses derivative instruments to manage exposures to foreign currency and interest rates and accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized in current earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions are deferred and recorded as a component of accumulated OCI until the hedged forecasted transaction occurs and is recognized in earnings. Changes in the fair value of derivatives designated as cash-flow hedges are reported as a component of OCI until the hedged item is recognized in earnings.

DASSAULT SYSTÈMES    Form 20-F 2006    F-11

Back to Contents

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS RECEIVABLE

The allowance for doubtful accounts and loans receivable reflects the Company's best estimate of probable losses inherent in the receivable balance. The Company determines the allowance based on known troubled accounts, historical experience and other currently available evidence.

BORROWINGS

Borrowings are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. Any difference between the recorded amount and the redemption value is amortized into income over the period of the borrowing using the effective interest rate method.

FOREIGN CURRENCY ADJUSTMENTS

The functional currency of the Company's foreign subsidiaries is the applicable local currency, while the Company's functional and reporting currency is the euro. Assets and liabilities with functional currencies other than the euro are translated into euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly exchange rates for the year. Translation gains or losses are recorded as a separate component of shareholders' equity and transaction gains and losses are reflected in net income.

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

As further discussed in Note 7. Software Revenue and Transactions with IBM, during 2006, 2005 and 2004, the Company generated approximately 45%, 52% and 56%, respectively, of its total revenue through its commercial relationship with IBM. Outside of IBM, the Company's credit risk is partially mitigated due to the fact that its customer base is diversified both by geography and industry.

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

GOODWILL AND INTANGIBLE ASSETS

Goodwill, which is equal to the fair value of consideration paid in excess of the fair value of the net assets purchased, has been recorded in conjunction with several of the Company's purchase business combinations. Goodwill is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is performed annually in the fourth quarter of the fiscal year at the reporting unit level using a two-step, fair-value based approach. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company's tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of the impairment test, the Company relies upon projections of future cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products. Changes in market conditions could have a major impact on the valuation of these assets and could justify additional impairment losses. No impairment of goodwill has been identified during any of the periods presented.

Intangible assets primarily include acquired technology, contractual customer relationships and trademarks. Costs related to acquired technology, contractual customer relationships, and patents and trademarks are capitalized and amortized using the straight-line method

F-12    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

over their estimated useful lives, which range from three to 12 years. No impairment of intangible assets has been identified during any of the periods presented.

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

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses were €16.6 million, €14.6 million and €13.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company reports comprehensive income in the consolidated statements of shareholders' equity.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense based on estimated fair value for all share-based payment awards including stock options, employee stock purchases under employee stock purchase plans, non-vested share awards (such as restricted stock) and stock appreciation rights. SFAS 123(R) supersedes SFAS 123, Accounting for Stock-Based Compensation, ("SFAS 123"). The Company elected the modified prospective transition method, under which prior periods are not restated for comparative purposes to reflect the impact of SFAS 123(R). The modified prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted or modified subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). In March 2005, the Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provided supplemental implementation guidance for SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of the grant using an option-pricing model. The value of awards expected to vest is recognized as expense over the applicable requisite service periods. Prior to January 1, 2006, the Company accounted for its share-based compensation plans using the intrinsic value method under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related guidance. Under the intrinsic value method, the Company did not recognize any amount of compensation expense in the Company's consolidated statements of operations in connection with its employee stock option plans, as options granted under those plans had an exercise price equal to or greater than the share market value on the date of grant.

The adoption of SFAS 123(R) had a material effect on the Company's reported financial results. The Company recorded €11.6 million of share-based compensation expense for the year ended December 31, 2006. For years ended December 31, 2005 and 2004, the pro-forma effect of recording our share-based compensation plans under the fair value method of SFAS 123 is disclosed in Note 14. Stock Option Plans and Earnings per Share.

DASSAULT SYSTÈMES    Form 20-F 2006    F-13

Back to Contents

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation. Notably, during fiscal year 2005, the Company revised its accounting policy related to the classification of certain French mutual funds. The revised policy is considered preferable as it further aligns classification with the respective funds' risk of change in value. To conform with this presentation, the Company reclassified €50.8 million and €46.3 million from cash and cash equivalents to short-term investments as of December 31, 2004 and 2003 with a related decrease in net cash used in investing activities and decrease in cash and cash equivalents by €4.5 million for the year ended December 31, 2004.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and its impact on its financial position, cash flows, and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 in 2006. The adoption did not have a material impact on the Company's financial position, cash flows, or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company on January 1, 2008. The Company does not believe that the adoption of SFAS 157 will have a material impact on its financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 2. Cash and Cash Equivalents
and Short-term Investments

Cash and cash equivalents are maintained on deposit with large financial institutions, for which management monitors the credit-worthiness, principally in France, and are comprised of the following:

	December 31,
(in thousands)	2006	2005
Bank accounts	€227,744	€170,616
Money market accounts	181,002	142,536

Cash and cash equivalents	€408,746	€313,152

Short-term investments of €50,524 and €66,767 in 2006 and 2005 respectively, are primarily comprised of mutual funds held with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal. At December 31, 2006, and 2005, short term investments included investments in the amounts of €32,568 thousand and €24,474 thousand denominated in US dollars, respectively. Such short-term investments are liquid and have stated maturities of one year or less at each balance sheet date.

F-14    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Note 3. Property and Equipment

Property and equipment, at cost, consists of the following:

	Year ended December 31, 2006			Year ended December 31, 2005
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Land and buildings	€32,868	€(13,367)	€19,501	€32,868	€(12,461)	€20,407
Computer equipment	82,293	(66,356)	15,937	74,032	(56,259)	17,773
Office furniture and equipment	32,958	(21,954)	11,004	29,234	(17,607)	11,627
Leasehold improvements	44,379	(26,949)	17,430	38,453	(18,876)	19,577

Total	€192,498	€(128,626)	€63,872	€174,587	€(105,203)	€69,384

The change in the carrying amount of property and equipment as of December 31, 2006 is as follows:

(in thousands)	Land and buildings	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Net value – January 1, 2006	€20,407	€17,773	€11,627	€19,577	€69,384
Acquisitions	–	11,229	3,857	3,898	18,984
Acquisitions through business combinations	–	1,127	889	1,624	3,640
Disposals	–	(83)	(87)	(119)	(289)
Depreciation for the period	(906)	(12,928)	(4,307)	(6,810)	(24,951)
Exchange differences	–	(1,181)	(975)	(740)	(2,896)

Net value – December 31, 2006	€19,501	€15,937	€11,004	€17,430	€63,872

In May 2006, the Company recorded €3.5 million of property and equipment, net, related to the acquisition of MatrixOne.

Note 4. Investments and Loans Receivable

Investments and loans receivable consist of the following:

	Year ended December 31,
	2006	2005
Cost basis	€196	€234
Gross unrealized gains	–	–
Gross unrealized losses	–	(16)

Available-for-sale securities	196	218

Equity method investments	1,241	1,276
Loans receivable	76	2,154
Less: current portion	(76)	(1,349)

Loans receivable – non-current portion	–	805

Investments and loans receivable	€1,437	€2,299

DASSAULT SYSTÈMES    Form 20-F 2006    F-15

Back to Contents

The available-for-sale investments included above represent investments in listed securities. There is no fixed maturity or coupon rate associated with these investments. The fair values of these securities are based on quoted market prices.

In January 2005, loans receivable from Rand A Technology Corporation ("Rand") amounting to €28.3 million were applied against the purchase price of certain Rand subsidiaries (see Note 5. Acquisitions).

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

Note 5. Acquisitions

MatrixOne

On May 11, 2006, the Company completed its acquisition of 100% of the outstanding common shares of MatrixOne, Inc. ("MatrixOne") for approximately €324 million in cash (including approximately €4 million of direct transaction costs). MatrixOne is a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high tech, consumer products and medical devices industries, among others. The acquisition of MatrixOne will allow the Company to expand its collaborative product offerings and extend its reach across a broader range of industries. The results of operations of MatrixOne have been included in the Company's consolidated financial statements beginning May 11, 2006.

Under business combinations accounting, the total purchase price was allocated to MatrixOne's net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €124 million of goodwill, which has been assigned to the Process-centric segment. The primary items that generated goodwill include, but are not limited to, the value of the synergies between MatrixOne and the Company's process-centric activities and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. Of the amount assigned to goodwill, approximately €8 million is expected to be deductible for tax purposes.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Cash and cash equivalents	€72,325
Other tangible assets	30,418
Deferred taxes, net	(16,598)
Deferred revenue(1)	(12,303)
Restructuring reserve(2)	(11,809)
Other liabilities	(16,234)

Net tangible assets acquired	45,799

Intangible assets acquired(3)	153,627
Goodwill	124,094

Total purchase price	€323,520

(1)
The carrying value of MatrixOne's deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €14.4 million of revenues that would have otherwise been recorded by MatrixOne as an independent entity in fiscal years 2006 and 2007 will not be recognized in our consolidated statements of income.
(2)
The Company's management approved a restructuring plan resulting directly from the MatrixOne acquisition and involving the elimination of facilities, fixed assets and employee positions of MatrixOne ("MatrixOne restructuring plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the MatrixOne acquisition. Total estimated cost of the MatrixOne restructuring plan is €11.8 million. This plan involves costs associated with exiting leased facilities and abandonment of certain assets of approximately €7.5 million. In addition, this plan also involves employee terminations representing an estimated cost for severance and outplacement of approximately €4.3 million. Substantially all of the actions required of the MatrixOne restructuring plan are expected to be completed by the fourth quarter of 2007.
(3)
Intangible assets acquired are subject to amortization and include the following:

F-16    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

(in thousands)	Fair Value	Estimated Weighted-Average Useful Life
Technology	€44,161	9 years
Contractual customer relationships	104,629	12 years
Trademarks	2,114	5 years

Total amortizable intangible assets acquired	150,904
In process research & development ("IPR&D")(1)	2,723

Total intangible assets acquired	€153,627

(1)
The amount assigned to research and development assets was written off at the date of acquisition. This write-off is included in amortization of acquired intangibles in our consolidated statements of income.

The unaudited pro forma financial information presented in the table below summarizes the combined results of operations for the year ended December 31, 2006 and 2005 as if the acquisition of MatrixOne had occurred at the beginning of the period presented. The pro forma information is presented for informational purposes and does not purport to be indicative of results that would have been achieved if the MatrixOne acquisition had taken place at the beginning of the period presented, nor does it purport to be indicative of the results that will be achieved in the future. The impact of adjustments to reduce MatrixOne's deferred revenue to the fair value of the associated support obligations has not been reflected in the following pro forma financial information as the reduction in revenue represents a material non-recurring charge directly attributable to the transaction. The charges associated with acquired in-process research and development have not been reflected in the following pro forma summary as they are non-recurring.

	Year ended December 31,
(in thousands except per share data)	2006	2005
	(unaudited)	(unaudited)
Revenue	€1,210,035	€1,029,932
Income before income taxes	250,271	232,814
Net income	179,399	145,122
Basic net income per share	€1.56	€1.27
Diluted net income per share	€1.51	€1.23

Abaqus

On October 4, 2005, the Company completed its acquisition of 100% of the outstanding common shares of Abaqus Inc., ("Abaqus") for approximately €346 million in cash (including approximately €5 million of direct transaction costs). Abaqus develops, markets and supports finite element analysis software. The acquisition of Abaqus enabled the Company to expand its capabilities in realistic 3D simulation and to diversify in markets beyond its existing manufacturing base. The results of operations of Abaqus were included in the Company's consolidated financial statements beginning October 1, 2005.

Under business combinations accounting, the total purchase price was allocated to Abaqus' net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €169 million of goodwill, which has been assigned to the Process-centric segment. The primary items that generated goodwill include, but are not limited to, the value of the synergies between Abaqus and the Company's Process-centric activities and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. The entire amount assigned to goodwill is expected to be deductible for tax purposes.

DASSAULT SYSTÈMES    Form 20-F 2006    F-17

Back to Contents

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Cash and cash equivalents	€22,324
Other tangible assets	17,375
Deferred revenue(1)	(9,030)
Other liabilities	(13,299)

Net tangible assets acquired	17,370

Amortizable intangible assets acquired(2)	160,251
Goodwill	168,802

Total purchase price	€346,423

(1)
The carrying value of Abaqus' deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €15.3 million of revenues that would have otherwise been recorded by Abaqus as an independent entity in fiscal years 2005 and 2006 will not be recognized in our consolidated statements of income.
(2)
Intangible assets acquired are subject to amortization and include the following:

(in thousands)	Fair Value	Estimated Weighted-Average Useful Life
Technology	€57,195	10 years
Contractual customer relationships	99,402	11 years
Trademarks	3,654	10 years

Total amortizable intangible assets acquired	€160,251

Other acquisitions

DYNASIM

In April 2006, the Company acquired Dynasim for cash consideration of approximately €5.4 million. Dynasim is a Swedish company that develops and markets Dymola, a software tool used for dynamic multi-engineering modeling and simulation. Dynasim customers include the automotive, aerospace, power generating and process industries. As a result of this transaction, an amount of €4.6 million was recorded in goodwill.

GCS SCANDINAVIA AKTIEBOLAG

In April 2006, the Company acquired GCS Scandinavia for cash consideration of approximately €4.9 million. GCS Scandinavia is a Swedish company that develops and markets Conisio, a software tool used for designing integrated data management solutions in the product design process in a wide range of industries. This acquisition will provide the Company with the ability to quickly deliver its customers an integrated, scalable product to meet their data management needs. As a result of this transaction, an amount of €3.5 million was recorded in goodwill.

VIRTOOLS

In June 2005, the Company acquired Virtools for cash consideration of approximately €11.3 million. Virtools provides software development solutions for building highly interactive 3D content. As a result of this transaction, an amount of €8.4 million was recorded in goodwill.

F-18    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

RAND SUBSIDIARIES IN EUROPE AND RAND NORTH AMERICA

In January 2005, the Company acquired certain subsidiaries of Rand A Technology Corporation ("Rand") in Germany, the United Kingdom, Sweden and Switzerland, plus the subsidiary Rand Technologies C.I.S., Inc., and increased its ownership in Rand NA from 60 to 70 percent. The Company entered into this transaction to expand and better support its European indirect channel with IBM for sales to small and medium-sized businesses. The total purchase price was €31.7 million consisting of €28.3 million in loans, advances and interest due from Rand (see Note 4. Investments and Loans Receivable) and €3.4 million in cash. As a result of this transaction, an amount of €28.1 million was recorded in goodwill.

All of the other acquisitions discussed above have been accounted for under the purchase method of accounting and have been consolidated in the Company's financial statements as of the date the acquisition was finalized. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or in the aggregate, are not material to the Company's results of operations.

Note 6. Intangible Assets and Goodwill

Intangible assets at December 31, 2006 consisted of the following:

	Year ended December 31, 2006			Year ended December 31, 2005
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Software	€268,191	€(115,411)	€152,780	€207,461	€(102,009)	€105,452
Customer relationships	236,007	(21,340)	214,667	121,251	(3,523)	117,728
Other	15,514	(4,740)	10,774	11,356	(3,918)	7,438

Total intangible assets	€519,712	€(141,491)	€378,221	€340,068	€(109,450)	€230,618

The change in the carrying amount of intangible assets as of December 31, 2006 is as follows:

(in thousands)	Software	Customer Relationships	Other Intangible assets	Total Intangible assets
Net intangible assets as of January 1, 2006	€105,452	€117,728	€7,438	€230,618

MatrixOne acquisition	44,161	104,629	4,837	153,627
Other additions	33,905	25,586	3,189	62,680
Disposals, net	(719)	–	(197)	(916)
Write off of IPR&D(1)	–	–	(2,723)	(2,723)
Amortization for the period(1)	(20,909)	(18,757)	(1,074)	(40,740)
Exchange differences	(9,110)	(14,519)	(696)	(24,325)

Net intangible assets as of December 31, 2006	€152,780	€214,667	€10,774	€378,221

(1)
IPR&D write offs amounting to €2.7 million and amortization amounting to €36.3 million are recorded on the line "Amortization of acquired intangibles" in the consolidated statements of income.

Other additions to intangible assets in 2006 resulted primarily from the acquisition of Dynasim (€4.0 million), GCS (€3.0 million) and from the purchase of certain minority interests in SolidWorks in connection with the buy-back of SolidWorks mature shares (€46.6 million; see Note 14. Stock-option Plans and Earnings per Share).

DASSAULT SYSTÈMES    Form 20-F 2006    F-19

Back to Contents

Total intangible amortization expense was €40,740 thousand, €13,702 thousand, and €3,143 thousand for the years ended December 31, 2006, 2005 and 2004 respectively. The future amortization expense for each of the five succeeding years relating to all intangible assets that are currently recorded in the consolidated balance sheets is estimated to be the following at December 31, 2006:

(in thousands)	Estimated Amortization Expense
2007	€48,462
2008	46,424
2009	44,353
2010	41,173
2011	38,134

The change in the carrying amount of goodwill as of December 31, 2006 is as follows:

(in thousands)	Goodwill
Goodwill as of January 1, 2006	€326,617

MatrixOne acquisition	124,094
Other additions	34,719
Exchange differences	(29,594)

Goodwill as of December 31, 2006	€455,836

Other additions to goodwill in 2006 resulted primarily from the acquisition of Dynasim (€4.6 million) and from the purchase of certain minority interests in SolidWorks in connection with the buy-back of SolidWorks mature shares (€27.6 million; see Note 14. Stock-option Plans and Earnings per Share).

The Company performed an annual impairment test in the fourth quarter of 2006, 2005 and 2004; no impairment of goodwill was indicated as a result of these tests. These tests consisted of a comparison of the fair value of the Company's reporting units with their respective carrying amount, including goodwill. Each acquired company has been allocated to a single reporting unit and consequently, goodwill relating to these acquired companies has been allocated to the respective reporting units in accordance with the provisions of SFAS No. 142. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

Note 7. Software Revenue and Transactions with IBM

Software revenue

Software revenue was comprised of the following:

	Year ended December 31,
(in thousands)	2006	2005	2004
New licenses revenue	€432,170	€375,520	€312,103
Periodic licenses and maintenance revenue	512,126	389,311	343,193
Product development revenue	18,822	18,724	15,647

Software revenue	€963,118	€783,555	€670,943

F-20    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Transactions with IBM

Pursuant to the Company's long-standing, mutually non-exclusive agreement with IBM, IBM markets and distributes a substantial portion of the Company's PLM products worldwide, primarily, CATIA, ENOVIA and SMARTEAM.

Revenue obtained through the commercial relationship with IBM represents 45%, 52% and 56% of consolidated revenues of the Company for the years ended December 31, 2006, 2005, and 2004, respectively. There is no contractual obligation for either IBM or the Company to continue to market and distribute the Company's products according to the present agreement. Changes in roles and responsibilities could cause disruptions and negatively affect the sales organization performance, which could have a material adverse impact on the revenues generated through IBM.

For the years ended December 31, 2006, 2005, and 2004, IBM met certain annual sales and growth targets and the Company charged a sales incentive to software revenue of €6,004 thousand, €7,578 thousand, and €20,526 thousand respectively. The related liability on the balance sheet will be settled in U.S. dollars.

The balances of trade accounts receivable with IBM were €90,546 thousand, €119,225 thousand and €116,754 thousand, at December 31, 2006, 2005, and 2004, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2006, 88% of such accounts receivable were denominated in U.S. dollars (2005: 89%), with the remainder denominated in euros.

Note 8. Borrowings

In December 2005, the Company entered into a €200 million multicurrency revolving loan facility (the "Loan Facility"). This agreement provides for revolving credit for a period of five years, which can be extended by two additional years at the Company's option. Borrowings under the Loan Facility bear interest at Euribor plus 0.18% per annum. The annual commitment fee in effect on the unused portion of the Loan Facility is 0.055%.

In March 2006, the Company drew down €200 million under the Loan Facility and in April 2006, the Company exercised its option to extend the revolving loan facility for an additional year.

Note 9. Commitments and Contingencies

The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

DASSAULT SYSTÈMES    Form 20-F 2006    F-21

Back to Contents

Note 10. Leases

At December 31, 2006, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

(in thousands)	Capital Leases	Operating Leases
2007	€439	€36,991
2008	11	24,577
2009	5	16,530
2010	4	10,262
2011	1	10,229
Thereafter	–	8,211

Total minimum lease payments	460	106,800
Less amount representing interest	(18)

Present value of net minimum lease payments	442

Less current maturities of capital lease obligations	(439)

Lease obligations	€3

In addition, in March 2006, the Company entered into a build-to-suit lease agreement for new headquarters facilities which will take effect when the construction is completed, which is expected to be in mid-2008. Under this agreement, the Company has committed to lease approximately 55,000 square meters of office space located in V élizy, outside Paris, France, for a non-cancelable initial term of 12 years, with options to renew for additional periods. When construction is completed, this lease is expected to be classified as an operating lease. Future minimum rental payments over the initial term amount to approximately €178 million in the aggregate and have not been included in the table presented above.

The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

	Year ended December 31,
(in thousands)	2006	2005
Land	€5,680	€5,680
Buildings	27,188	27,188
Accumulated depreciation	(13,367)	(12,461)

Total	€19,501	€20,407

The Company also leases computer equipment, premises and office equipment under operating leases. Rent expense under operating leases was €46,922 thousand, €38,504 thousand and €32,315 thousand, for the years ended December 31, 2006, 2005, and 2004, respectively.

F-22    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Note 11. Personnel Costs

Personnel Costs

Personnel costs excluding stock-based compensation (see Note 14. Stock-option Plans and Earnings per Share) were €515,028 thousand, €400,899 thousand and €332,391 thousand for the years ended December 31, 2006, 2005, and 2004, respectively and included social security costs of €101,332 thousand, €87,359 thousand, and €72,801 thousand for the same periods. Directors' compensation was €144 thousand, €140 thousand and €120 thousand in the years ended December 31, 2006, 2005, and 2004, respectively.

Compensation excluding stock-based compensation (see Note 14. Stock-option Plans and Earnings per Share) for key management personnel, composed of our executive officers (10 persons), was €5,797 thousand, €4,970 thousand and €4,259 thousand in the years ended December 31, 2006, 2005, and 2004, respectively.

Individual right to training for employees in France

French law provides employees employed under indefinite-term employment contracts by French entities within the Company with the right to receive individual training of at least 20 hours per year ("Individual Training Rights"). Individual Training Rights can be accumulated over six years and the related costs are expensed as incurred. As of December 31, 2006, accumulated Individual Training Rights were approximately 94,000 hours.

Note 12. Derivatives and Financial Revenue and Other, Net

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

The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option's intrinsic value, which represents the change in the option's strike price compared to the spot price of the underlying hedged transaction. During 2006, 2005, and 2004, the portion of hedging instruments' gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of income.

No cash flow hedges were discontinued for the years ended December 31, 2006, 2005 and 2004.

Interest rate risk

The Company entered into a €200 million multicurrency revolving loan facility which bears interest at variable rates (see Note 8. Borrowings). In December 2005, the Company entered into interest rate swap agreements that have the economic effect of modifying a portion of its forecasted interest obligations relating to this facility so that the interest payable effectively becomes fixed.

DASSAULT SYSTÈMES    Form 20-F 2006    F-23

Back to Contents

Derivative instruments

At December 31, 2006 and 2005, the fair value of all derivative instruments has been recorded in other current assets or other current liabilities in the consolidated balance sheet and is summarized as follows:

	Year ended December 31,
	2006		2005
(in thousands)	Nominal amount	Fair Value	Nominal amount	Fair Value
Collars U.S. dollars/euros	€3,846	€69	€11,226	€(285)
Forward exchange contract U.S. dollars/euros(1)	38,883	179	291,671	(4,527)
Forward exchange contract Japanese yen/euros	1,483	204	3,093	209
Forward exchange contract GB pounds/euros	1,426	(60)	–	–
Forward exchange contract GB pounds or U.S dollars/euros	1,000	(7)	–	–
Interest rate swaps	200,000	5,672	200,000	121

Total fair value		€6,057		€(4,482)

(1)
In 2005, out of the forward exchange contract U.S. dollars/euros, forward exchange contracts with a notional amount of €258.0 million and a fair value of €(4.3) million were entered into to hedge intercompany loans contracted in connection with the Abaqus acquisition. These instruments do not qualify as accounting hedges. Gains and losses on the hedging instruments and the offsetting losses and gains on the hedge items are both recorded in the income statement and therefore offset each other naturally.

The fair market values of these derivative instruments were determined by financial institutions using quoted market prices and option pricing models.

All financial instruments, which relate to the foreign currency hedging strategy of the Company, usually have a maturity date of less than 24 months when maturity of interest rate swap instruments is equal to 5 years. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

Financial revenue and other

Financial revenue and other for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31,
(in thousands)	2006	2005	2004
Interest income	€16,701	€15,240	€12,493
Interest expense(1)	(5,663)	(1,264)	(902)
Foreign exchange (losses) gains, net	(6,857)	(1,472)	(4,824)
Other, net(2)	(601)	2,404	174

Total	€3,580	€14,908	€6,941

(1)
In March 2006, the Company borrowed €200 million under the loan facility (see Note 8. Borrowings), that bears interest at Euribor plus 0.18% per annum and entered into interest rate swap agreements as described above. The Company recorded interest expense of €5.1 million for the 12-month period ended December 31, 2006.
(2)
In 2005, the Company sold its investment in MSC.Software, thereby generating a gain of €14.7 million. The Company recorded an impairment charge amounting to €14.3 million in 2005 to reflect an other-than-temporary decline in the value of its investment portfolio (see Note 4. Investments and Loans Receivable). This gain and the impairment charge are both included in "Other, net" in the table above.

F-24    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Note 13. Income Taxes

Deferred tax assets and (liabilities) are as follows:

	Year ended December 31,
(in thousands)	2006	2005
Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€12,023	€12,947
Profit sharing and pension accruals not yet deductible	5,430	8,178
Provisions and other expenses not currently deductible	51,619	37,732
Net tax loss and tax credit carryforward assets	73,875	16,485
Valuation reserves	(25,806)	(23,416)

Total deferred tax assets	117,141	51,926

Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(18,362)	(8,420)
Acquired intangibles	(78,360)	(12,228)
Other	(3,945)	(339)

Total deferred tax liabilities	(100,667)	(20,987)

Net deferred tax asset	€16,474	€30,939

The increase in deferred tax assets is primarily attributable to a tax reorganization in the United States of America and to the acquisition of MatrixOne in 2006.

In 2006 and 2005, deferred tax liabilities relate primarily to intangible assets acquired in business combinations.

The balance sheet classification of deferred tax assets and liabilities is as follows:

	Year ended December 31,
(in thousands)	2006	2005
Current deferred tax assets	€38,000	€20,925
Non current deferred tax assets	79,141	31,001

Total deferred tax assets	117,141	51,926

Current deferred tax liabilities	(8,036)	(1,347)
Non current deferred tax liabilities	(92,631)	(19,640)

Total deferred tax liabilities	(100,667)	(20,987)

Net deferred tax asset	€16,474	€30,939

Current deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible.

Non current deferred tax liabilities mainly include the tax effect of intangible assets created through acquisitions (primarily MatrixOne and SolidWorks).

The components of income before income taxes are as follows:

	Year ended December 31,
(in thousands)	2006	2005	2004
France	€190,276	€191,460	€176,541
Foreign	60,282	75,446	60,895

Income before income taxes	€250,558	€266,906	€237,436

DASSAULT SYSTÈMES    Form 20-F 2006    F-25

Back to Contents

The significant components of income tax expense are as follows:

	Year ended December 31,
(in thousands)	2006	2005	2004
France	€64,248	€64,926	€59,299
Foreign	36,933	33,231	17,588

Current taxes	101,181	98,157	76,887
Change in deferred taxes	(30,371)	(7,310)	3,953

Income tax expense	€70,810	€90,847	€80,840

The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:

	Year ended December 31,
(in thousands)	2006	2005	2004
Taxes computed at the statutory rate of 34.43% for 2006, 34.93% for 2005 and 35.43% for 2004	€86,267	€93,230	€84,124
Foreign losses	3,491	2,510	1,873
Foreign tax rate differentials	4,048	3,441	2,745
Change in valuation allowance(1)	(11,804)	(564)	(408)
R&D tax credit and other tax credits(2)	(11,605)	(1,210)	(329)
Stock-based compensation(3)	4,493	–	–
Tax exempt income(4)	(5,770)	–	–
Other	1,690	(6,560)	(7,165)
Income tax expense	€70,810	€90,847	€80,840

Effective tax rate	28.3%	34.0%	34.0%

(1)
During the third quarter of 2006, the Company implemented a tax restructuring plan in the United States of America that enabled the Company to utilize tax losses carried forward that were reserved for as of December 31, 2005.
(2)
R&D tax credit and other tax credits derived mainly from Abaqus in 2006.
(3)
In accordance with SFAS 123(R), the Company began to record stock-based compensation expense in 2006. In certain tax jurisdictions, the Company will not receive tax deductions relating to share-based payments. Therefore, no deferred tax asset is recognized on the related compensation expense.
(4)
Income received by the Company in connection with certain intercompany financing arrangements is taxed at a reduced rate.

At December 31, 2006, there were net tax operating losses and tax credit carryforwards of €152,906 thousand and €18,765 thousand respectively, which are scheduled to expire in the following years:

(in thousands)	Net operating losses	Tax credits
2007	€–	€277
2008	–	111
2009	–	296
2010	–	250
2011	–	–
2012 and later	152,906	17,831

Total	€152,906	€18,765

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

In connection with the exercise of stock options, U.S. entities (mainly SolidWorks, Delmia Corp. and DSAC) realized tax benefits of €14,184 thousand, €3,169 thousand and €2,421 thousand for the years ended December 31, 2006, 2005 and 2004 respectively, which have been reflected in shareholders' equity.

F-26    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Note 14. Stock-option Plans and Earnings per Share

Stock-based compensation

On January 1, 2006, the Company adopted SFAS 123(R), which requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted SFAS 123(R) by applying the modified prospective transition method and, therefore, (1) did not restate any prior periods and (2) is recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare the SFAS 123 pro-forma disclosures.

Prior to adopting SFAS 123(R), the Company accounted for its share-based payment awards using the intrinsic value method of APB 25 and SFAS 123, as amended by SFAS 148. Under APB 25, the Company did not record compensation expense for employee share options unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of the stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the years ended December 31, 2005 and 2004, had we accounted for the share-based compensation plans using the fair value method of SFAS 123:

	Year Ended December 31,
(in thousands except per share amounts)	2005	2004
Net Income:
As reported	€175,462	€156,418
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	–	–
Less: Stock-based employee compensation expense determined under fair value based method, net of related tax effect	(5,770)	(9,749)

Pro forma	€169,692	€146,669

Basic net income per share
As reported	€1.54	€1.38
Pro forma	€1.49	€1.30
Diluted net income per share
As reported	€1.49	€1.35
Pro forma	€1.44	€1.26

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. Previously under APB 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

The Company recognizes compensation expense for stock-based payment awards on a straight-line basis over the requisite service period of the entire award. In addition, SAB 107 requires share-based compensation to be classified in the same expense line items as cash compensation. As of December 31, 2006, compensation expense related to the share-based payment awards of €11,621 thousand is recorded respectively in cost of service and other revenue for €355 thousand, in research and development for €6,850 thousand, in marketing and sales for €2,498 thousand, and in general and administrative for €1,918 thousand. Income tax benefits recognized against compensation expense are immaterial since beneficiaries are located in tax jurisdictions where the Company will not receive tax deductions.

DASSAULT SYSTÈMES    Form 20-F 2006    F-27

Back to Contents

The following table summarizes the unvested restricted awards as of December 31, 2006 and changes during 2006:

Number of awards
Unvested at January 1, 2006	1,344,550
Granted	1,555,700
Vested	(110,225)
Forfeited	(37,200)

Unvested at December 31, 2006	2,752,825

As of December 31, 2006, total compensation cost related to unvested awards expected to vest but not yet recognized was €25,420 thousand, and the Company expects to recognize this expense over a weighted average period of 1.67 years.

In addition, upon the adoption of SFAS 123(R) in fiscal year 2006, the Company included as part of cash flows from financing activities the gross benefit of tax deductions related to stock-based awards in excess of the grant date fair value of the related share-based awards. This amount is shown as a reduction to cash flows from operating activities and an increase to cash flows from financing activities. In fiscal years 2005 and 2004, prior to the adoption of SFAS 123(R), these tax benefits were classified as operating cash flows.

STOCK OPTION PLANS

Since 1996 the Board of Directors has adopted several stock option plans for eligible employees and executives. Options generally vest over various periods ranging from one to five years, subject to continued employment. Options generally expire seven to ten years from grant date or shortly after termination of employment, whichever is earlier. To date options have been granted at an exercise price equal to or greater than the grant-date market value of the Company's share.

A summary of the Company's stock option activity is as follows:

	2006		2005		2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	17,328,241	€35.68	17,609,016	€34.14	18,075,530	€34.32
Granted	1,405,700	47.00	1,200,000	39.79	–	–
Exercised	(749,725)	25.15	(1,284,374)	25.50	(429,742)	24.89
Forfeited	(141,893)	34.02	(196,401)	33.96	(36,772)	51.74

Outstanding at end of year	17,842,323	36.71	17,328,241	35.68	17,609,016	34.14

Exercisable	15,389,498	€35.58	15,733,716	€35.14	16,338,420	€33.75

A summary of the weighted average remaining contractual life and the weighted average exercise price of options outstanding as of December 31, 2006 is presented below:

	Outstanding options			Exercisable options
Range of exercise price	Number of shares	Weighted average remaining life (years)	Weighted average exercise price	Number of shares	Weighted average exercise price
€0.09 to €23	3,491,549	5.99	22.74	3,491,549	22.74
€23 to €26	554,571	1.91	25.83	554,571	25.83
€26 to €30	1,830,903	1.86	29.49	1,830,903	29.49
€30 to €34	444,055	4.53	32.59	444,055	32.59
€34 to €37	4,448,089	3.31	36.42	4,448,089	36.42
€37 to €46	2,819,456	5.31	42.13	1,772,331	43.61
€46 to €52	4,253,700	5.08	50.35	2,848,000	52.00

€0.09 to €52	17,842,323	4.41	36.83	15,389,498	35.71

F-28    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

The weighted average grant-date fair value of options granted in 2006 and 2005 was €14.90 and €12.24, respectively. No options were granted in 2004.

The fair values of stock options granted in 2006 and 2005 were estimated on the date of grant using a finite difference option pricing model. Assumptions used in 2006 are as follows: weighted-average expected life of 6 years, expected volatility rate of 38.4%, expected dividend yield of 1.0% and risk-free interest rate of 3.91%. Assumptions used in 2005 are as follows: weighted-average expected life of 5.2 years, expected volatility rate of 41.6%, expected dividend yield of 1.0% and risk-free interest rate of 3.53%.

The expected volatility was determined using a combination of the historical volatility of the Company's stock and the implied volatility of the Company's exchange-traded options adjusted for other factors, such as a comparison to the Company's peer group.

EXECUTIVE STOCK GRANTS

Pursuant to an authorization granted by the shareholders at shareholders' meetings held on June 8, 2005 and June 14, 2006, the Board of Directors decided to grant to our Chief Executive Officer ("CEO") 150,000 shares and 150,000 shares, respectively. Such shares shall be vested at the end of an acquisition period of 3 years and 2 years, respectively, subject to the condition that the CEO shall be a director of the Company at the acquisition date. In addition, the CEO is required to hold the vested shares until the end of a 2-year lock-up period and may not sell or transfer them during that period.

Stock grants are measured at fair value on the date of grant based on the quoted price of the Company's common stock.

SOLIDWORKS BUY-BACK PLAN

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

In 2006, 2005 and 2004, the SolidWorks stock option and buy-back plan resulted in a cash inflow of approximately €8.5, €12.7, and €14.9 million, respectively, and a cash outflow of approximately €71.7, €41.9 and €29.3 million, respectively. At December 31, 2006, all shares were repurchased under the plan and no additional cash outflow is expected to occur in subsequent years.

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

Earnings per share

Basic income per share is determined by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of common shares outstanding plus the effect of applying the treasury stock method of computing dilution for the stock options outstanding during the period.

DASSAULT SYSTÈMES    Form 20-F 2006    F-29

Back to Contents

The following table presents the calculation for both basic and diluted earnings per share:

	Year ended December 31,
(in units, except net income in thousands and per share data)	2006	2005	2004
Net income	€179,802	€175,462	€156,418
Weighted average number of shares outstanding	115,184,258	113,999,639	113,225,857
Dilutive effect of stock options	3,903,228	3,608,520	2,998,822
Diluted weighted average number of shares outstanding	119,087,486	117,608,159	116,224,679
Basic net income per share	€1.56	€1.54	€1.38
Diluted net income per share	€1.51	€1.49	€1.35

For the years ended December 31, 2006, 2005 and 2004, 6,630,536, 2,856,730 and 4,725,178 options, respectively, were excluded from the earnings per share calculation as their effects would have been anti-dilutive.

Note 15. Related-party Transactions

The Company licenses its products for internal use to Dassault Aviation, a former direct shareholder of the Company whose Chief Executive Officer is the Chairman of the Company. Dassault Aviation licenses the Company's products on commercial terms consistent with those granted to the Company's other customers of similar size. Software revenue amounted to €12,472 thousand, €7,732 thousand and €5,690 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €8,161 thousand, €7,538 thousand and €8,655 thousand in the years ended December 31, 2006, 2005, and 2004, respectively.

The balances of trade accounts receivable with Dassault Aviation were €4,016 thousand, €10,794 thousand and €10,571 thousand at December 31, 2006, 2005, and 2004, respectively.

Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited ("3D PLM"), a company located in India in which the Company owns 30% interest and which is accounted for under the equity method. Services purchased from 3D PLM amounted to €12,699 thousand in 2006 (€10,339 thousand and €7,592 thousand in 2005 and 2004, respectively).

F-30    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

Note 16. Pension Benefits

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

The Company applied SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"), for the first time in 2006. SFAS 158 requires the recognition of the funded status of each defined benefit pension plan on the Company's balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of SFAS 158 due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as subsequent changes in the funded status, is recognized as a component of accumulated other comprehensive income (net of tax) in Shareholders' equity. The incremental effect of applying SFAS 158 to all plans on individual line items is shown below:

(in thousands)	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Liability for pension benefits	€14,423	€(3,000)	€11,423
Deferred income taxes	99,761	906	100,667
Total liabilities and minority interest	748,868	(2,874)	745,994
Accumulated other comprehensive income	(55,494)	2,874	(52,620)
Total shareholders' equity	1,107,171	2,874	1,110,045

French plans and other

In France, defined employee benefits include certain gratifications paid upon anniversary of employment and retirement indemnities that are based upon an individual's years of credited service and annualized salary at retirement. Retirement indemnity benefits vest, and are settled as a lump sum paid to the employee upon the employee's retirement.

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
French plans and other	2006	2005	2004
Discount rate	4.60%	4.30%	5.00%
Expected return on plan assets	5.00%	5.25%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
French plans and other	2006	2005	2004
Discount rate	4.25%	3.70%	4.75%
Expected return on plan assets	5.00%	5.00%	5.25%
Rate of compensation increase	3.00%	3.00%	3.00%

DASSAULT SYSTÈMES    Form 20-F 2006    F-31

Back to Contents

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(in thousands)	Year ended December 31,
French plans and other	2006	2005	2004
Service cost	€1,728	€1,486	€1,794
Interest cost	616	559	741
Expected return on plan assets	(413)	(409)	(381)
Net amortization and deferral	(422)	(280)	1,332

Net periodic benefit cost	€1,509	€1,356	€3,486

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plans were as follows:

(in thousands)	Year ended December 31,
French plans and other	2006	2005
Change in benefit obligations
Benefit obligations at beginning of year	€15,624	€12,803
Service cost	1,728	1,486
Interest cost	616	559
Plan amendments	–	–
Change in scope	–	183
Actuarial loss	512	848
Exchange rate differences	(253)	100
Benefits paid	(424)	(355)

Benefit obligations at end of year	€17,803	€15,624

Change in plan assets
Fair value of plan assets at beginning of year	8,537	7,808
Employer contribution	425	356
Actual return on plan assets	577	721
Change in scope	–	7
Benefits paid	(424)	(355)

Fair value of plan assets at end of year	€9,115	€8,537

Funded status	(8,688)	(7,087)
Unrecognized actuarial (gain) loss		(6,421)
Unrecognized prior service cost		391

Accrued benefit cost – French plans and other		€(13,117)

The accumulated benefit obligation for the French defined benefit plans was €12.4 and €8.8 million at December 31, 2006, and 2005, respectively.

PLAN ASSETS

All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company that is part of the Société Générale group, a high credit-quality financial institution. To date, the Company has contributed €6.8 million to this insurance contract.

F-32    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

The weighted average asset allocations, by asset category, are as follows:

(in thousands)	Year ended December 31,
French plans and other	2006	2005
Debt securities	66%	68%
Equity securities	34%	32%

Total	100%	100%

CASH FLOWS

The Company does not expect to make any additional contributions to its French pension plans in 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
French plans and other
2007	€1,316
2008	–
2009	18
2010	23
2011	–
2012-2016	199

U.S. Plans

In the United States, pension benefits are based upon years of credited service and the employee's average final earnings. Retirement benefits are funded by the Company's contributions to segregated pension plan assets, in an amount that is sufficient to meet or exceed the minimum annual funding requirements of the Employee Retirement Income Security Act. The projected benefit obligation was determined using the prospective method. Weighted-average assumptions used for the U.S. plans were as follows:

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
U.S. plans	2006	2005	2004
Discount rate	6.25%	5.75%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.25%	3.00%	3.75%

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
U.S. plans	2006	2005	2004
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.00%

DASSAULT SYSTÈMES    Form 20-F 2006    F-33

Back to Contents

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(in thousands)	Year ended December 31,
U.S. plans	2006	2005	2004
Service cost	€1,169	€942	€825
Interest cost	1,027	919	826
Expected return on plan assets	(1,160)	(1,017)	(846)
Net amortization and deferral	314	230	230

Net periodic benefit cost – U.S. plans	€1,350	€1,074	€1,035

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plan were as follows:

(in thousands)	Year ended December 31,
U.S. plans	2006	2005
Change in benefit obligations
Benefit obligations at beginning of year	€18,717	€13,928
Service cost	1,169	942
Interest cost	1,027	919
Actuarial loss	(1,143)	932
Benefits paid	(302)	(296)
Exchange rate differences	(1,905)	2,292

Benefit obligations at end of year	€17,563	€18,717

Change in plan assets
Fair value of plan assets at beginning of year	13,901	10,250
Employer contribution	1,640	1,672
Actual return on plan assets	1,155	582
Benefits paid	(302)	(296)
Exchange rate differences	(1,566)	1,693

Fair value of plan assets at end of year	€14,828	€13,901

Funded status	(2,735)	(4,816)
Unrecognized actuarial loss		5,027
Unrecognized prior service cost		186

Prepaid (Accrued) benefit cost – U.S. Plans		€397

F-34    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

PLAN ASSETS

The weighted average asset allocations, by asset category, are as follows:

(in thousands)	Year ended December 31,
U.S. plans	2006	2005
Equity securities	52%	54%
Debt securities	44%	43%
Other	4%	3%

Total	100%	100%

CASH FLOWS

The Company expects to contribute €2.2 million to its U.S. pension plans in 2007. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
U.S. plans
2007	€319
2008	336
2009	383
2010	427
2011	479
2012-2016	3,893

Note 17. Segment and Geographic Information

Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources. The Company operates in two reportable segments: the "Process-Centric" segment and the "Design-centric" segment. The "Process-centric" market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The "Design-centric" market serves companies seeking to support product design. The accounting policies of the reportable segments are the same as those described in Note 1. Description of Business and Summary of Significant Accounting Policies.

DASSAULT SYSTÈMES    Form 20-F 2006    F-35

Back to Contents

Data by reportable segment is as follows:

	2006
(in thousands)	Process-centric	Design-centric	Elim.	Total
Revenue:
Software revenue	€748,756	€214,593	€(231)	€963,118
Services and other revenue	198,384	650	(4,354)	194,680

Total revenue	947,140	215,243	(4,585)	1,157,798

Operating income	176,491	69,454	–	245,945
Income tax expense	(46,402)	(24,408)	–	(70,810)
Depreciation of property and equipment and amortization of intangible assets	54,055	11,636	–	65,691
Non-cash stock-based compensation	11,621	–	–	11,621
Total assets	1,533,168	322,871	–	1,856,039
Liabilities	596,812	149,182	–	745,994
Acquisitions of property and equipment and intangible assets	18,501	7,350	–	25,851
Goodwill	385,271	70,565	–	455,836
	2005
(in thousands)	Process-centric	Design-centric	Elim.	Total
Revenue:
Software revenue	€602,845	€180,954	€(244)	€783,555
Services and other revenue	152,904	377	(2,323)	150,958

Total revenue	755,749	181,331	(2,567)	934,513

Operating income	187,645	63,336	–	250,981
Income tax expense	(69,070)	(21,777)	–	(90,847)
Depreciation of property and equipment and amortization of intangible assets	24,635	6,781	–	31,416
Total assets	1,162,648	250,669	–	1,413,317
Liabilities	299,237	127,975	–	427,212
Acquisitions of property and equipment and intangible assets	32,387	10,803	–	43,190
Goodwill	282,343	44,274	–	326,617
	2004
(in thousands)	Process-centric	Design-centric	Elim.	Total
Revenue:
Software revenue	€525,079	€146,063	€(199)	€670,943
Services and other revenue	127,030	148	(1,569)	125,609

Total revenue	652,109	146,211	(1,768)	796,552

Operating income	182,673	47,118	–	229,791
Income tax expense	(62,733)	(18,107)	–	(80,840)
Depreciation of property and equipment and amortization of intangible assets	14,473	3,913	–	18,386
Total assets	875,334	223,817	–	1,099,151
Liabilities	248,646	91,256	–	339,902
Acquisitions of property and equipment and intangible assets	23,029	3,775	–	26,804
Goodwill	70,388	22,708	–	93,096

F-36    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents

The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

(in thousands)	France	North America	Other	Total
2006
Revenue	€512,305	€564,206	€81,287	€1,157,798
Long lived assets	75,264	747,788	74,876	897,928
Total assets	446,774	1,280,288	128,977	1,856,039
Acquisitions of property and equipment and intangible assets	8,520	15,799	1,532	25,851
2005
Revenue	€490,102	€379,918	€67,493	€934,513
Long lived assets	83,159	475,401	68,059	626,619
Total assets	449,696	852,014	111,607	1,413,317
Acquisitions of property and equipment and intangible assets	23,936	15,917	3,337	43,190
2004
Revenue	€466,961	€293,826	€35,765	€796,552
Long lived assets	54,316	69,475	37,150	160,941
Total assets	608,230	427,551	63,370	1,099,151
Acquisitions of property and equipment and intangible assets	12,955	11,582	2,267	26,804

The Company also receives data from IBM that identifies the location of IBM's end-user customers. Using such information, revenue – including revenue not derived from IBM – by geographic area would be as follows:

(in thousands)	2006	2005	2004
France	€165,212	€120,392	€107,359
Western Europe – other than France	376,658	317,790	263,552
Americas	356,028	283,047	230,906
Asia/Pacific	259,900	213,284	194,735

	€1,157,798	€934,513	€796,552

DASSAULT SYSTÈMES    Form 20-F 2006    F-37

Back to Contents

Note 18. Principal Dassault Systèmes Companies

The principal Dassault Systèmes' companies included in the scope of consolidation as at December 31, 2006 are as follows:

Country	Consolidated companies	% of voting rights	% of share-holding
United States	Abaqus Inc. and its subsidiaries	100%	100%
France	Athys SAS	100%	100%
France	Dassault Data Services SA	95%	95%
Germany	Dassault Systèmes AG	100%	100%
United States	Dassault Systèmes Americas Corporation and its subsidiaries	100%	100%
Canada	Dassault Systèmes Canada Inc.	100%	100%
United States	Dassault Systèmes Corporation	100%	100%
United States	Dassault Systèmes Holding Llc	100%	100%
Canada	Dassault Systèmes Inc.	100%	100%
Japan	Dassault Systèmes Kabushiki Kaisha and its subsidiaries	100%	100%
United Kingdom	Dassault Systèmes Ltd.	100%	100%
France	Dassault Systèmes Provence	100%	100%
Russia	Dassault Systèmes Russia Corporation	100%	100%
France	Dassault Systèmes SAS	100%	100%
Canada	Dassault Systèmes Services Llc	100%	100%
Italy	Dassault Systèmes Srl	100%	100%
Switzerland	Dassault Systèmes Switzerland Ltd.	98%	98%
United States	Delmia Corporation and its subsidiaries	100%	100%
Germany	Delmia GmbH	100%	100%
Sweden	Dynasim AB	100%	100%
United States	MatrixOne Inc. and its subsidiaries	100%	100%
United States	Rand North America Corp.	70%	70%
Canada	Safework Inc.	100%	100%
Israel	SmarTeam Corporation Ltd and its subsidiaries	100%	100%
United States	SolidWorks Corporation and its subsidiaries	100%	100%
United States	Spatial Corporation and its subsidiaries	100%	100%
United States	Structural Research and Analysis Corporation	100%	100%
Germany	TransCAT Verwaltungs GmbH	100%	100%
Germany	TransCAT Kunststofftechnik GmbH	60%	60%
Sweden	TransCAT PLM AB	100%	100%
Switzerland	TransCAT PLM AG	100%	100%
Germany	TransCAT PLM GmbH & Co.KG	100%	100%
United Kingdom	TransCAT PLM Ltd.	100%	100%
France	Virtools SA and its subsidiary	100%	100%
India	3DPLM Software Solutions Ltd.	30%	30% (1)
(1)
Accounted for under the equity method. All other entities are consolidated.

Note 19. Subsequent Events

In April 2007, the Company announced an agreement pursuant to which Dassault Systèmes would acquire ICEM, a provider of styling, high-quality surface modeling and rendering solutions, for an estimated price of €51.4 million, to be paid in cash. The transaction is expected to be completed in June 2007 subject to specific closing conditions.

F-38    DASSAULT SYSTÈMES    Form 20-F 2006

Back to Contents