Form 20-F
period 2007-12-31
DASSAULT SYSTEMES SA
filed 2008-04-04
CIK 1016118

Use these links to rapidly review the document
Table of contents
PART I
PART II
PART III
Item 17: Financial Statements

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

COMMISSION FILE NUMBER 0-28578

DASSAULT SYSTÈMES
 (Exact name of Registrant as specified in its charter)

FRANCE
(Jurisdiction of incorporation or organization)

9, quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France
(33-1) 40-99-40-99
(Address of principal executive offices)

Valérie Agathon at (33-1) 40-99-69-24 or investors@3ds.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Common Stock, nominal value €1 per share as of December 31, 2007: 117,604,553

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes    ☒ No

Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and has been subject to such filing requirements for the past 90 days.   ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):   ☒ Large accelerated filer ☐ Accelerated filer    ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. ☒ U.S. GAAP    ☐ International Financial Reporting Standard as issued by the International Accounting Standard Board    ☐ Other

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17    ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes    ☒ No

DASSAULT SYSTÈMES    Form 20-F 2007    3

4    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Our Business Segments, Companies and Brands

Our Business Segments

We currently organize our business and market our products and services according to two types of applications: "Product Lifecycle Management" or "PLM" (also called "process-centric"), and "Mainstream 3D" (also called "design-centric"). We describe these applications in "Item 4B: Business Overview – Summary".

Our Principal Companies and Brands

The companies listed below develop and market principally the brands shown. You can find descriptions of our main brands in "Item 4B: Business Overview – Brands".

Companies	Main Brands
Product Lifecycle Management (PLM) business
Dassault Systèmes S.A.	CATIA
Dassault Systèmes Simulia Corp. (formerly, Abaqus, Inc.)	SIMULIA
Dassault Systèmes Delmia Corp. (formerly, Delmia Corp.)	DELMIA
Dassault Systèmes Americas Corp. (formerly, Enovia Corp.)	ENOVIA
Dassault Systèmes Enovia Corp. (formerly, MatrixOne, Inc.)	ENOVIA
As used herein, "Dassault Systèmes", or the "Group" refers to Dassault Systèmes S.A. (the "Company") and its direct and indirect subsidiaries.
Mainstream 3D business
SolidWorks Corporation	SolidWorks

DASSAULT SYSTÈMES    Form 20-F 2007    5

Back to Contents

PART I

6    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    7

Back to Contents

Item 3: Key Information

A. Selected Financial Data

The following selected consolidated financial data with respect to each of the years in the five-year period ended December 31, 2007, are derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
(in millions, except per share data and percentages)	2007(1)	2007	2006	2005	2004	2003
Consolidated Statement of Income Data(2)
Software revenue(3)	$1,552.7	€1,063.3	€963.1	€783.6	€670.9	€645.6
Services and other revenue	285.5	195.5	194.7	150.9	125.7	109.2

Total revenue	1,838.2	1,258.8	1,157.8	934.5	796.6	754.8

Cost of software revenue (excluding amortization of acquired intangibles)	(77.5)	(53.0)	(49.6)	(26.8)	(21.7)	(21.7)
Cost of services and other revenue	(228.2)	(156.3)	(143.7)	(115.3)	(101.0)	(89.7)
Research and development	(442.3)	(302.9)	(299.9)	(250.0)	(221.9)	(215.6)
Marketing and sales	(511.1)	(350.0)	(296.0)	(223.0)	(173.7)	(162.4)
General and administration	(141.8)	(97.1)	(83.7)	(58.6)	(47.1)	(46.8)
Amortization of acquired intangibles	(68.3)	(46.8)	(39.0)	(9.8)	(1.4)	(5.9)

Total operating expenses	(1,469.2)	(1,006.1)	(911.9)	(683.5)	(566.8)	(542.1)

Operating income	369.0	252.7	245.9	251.0	229.8	212.7

As a percentage of total revenue	20.1%	20.1%	21.2%	26.9%	28.8%	28.2%
Financial revenue and other, net	8.8	6.0	3.6	14.9	7.0	0.3
Income from equity investees	1.9	1.3	1.0	1.0	0.7	0.4

Income before income taxes	379.7	260.0	250.5	266.9	237.5	213.4

Income tax expense	(118.6)	(81.2)	(70.8)	(90.8)	(80.9)	(76.9)
Minority interest	(0.4)	(0.3)	0.1	(0.6)	(0.2)	(1.1)
Net income	$260.7	€178.5	€179.8	€175.5	€156.4	€135.4

As a percentage of total revenue	14.2%	14.2%	15.5%	18.8%	19.6%	17.9%
Basic net income per share	$2.24	€1.53	€1.56	€1.54	€1.38	€1.20
Diluted net income per share	$2.18	€1.49	€1.51	€1.49	€1.35	€1.18
Average number of shares	116.4	116.4	115.2	114.0	113.2	113.0
Diluted number of shares	119.6	119.6	119.1	117.6	116.2	114.7

Dividends per share(6)	0.67	€0.46	€0.44	€0.42	€0.38	€0.34

8    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

	Year ended December 31,
(in millions, except per share data and percentages)	2007(1)	2007	2006	2005	2004	2003
Supplemental Non-GAAP Statement of Income Data(4)
Revenue	$1,863.2	€1,275.9	€1,177.5	€943.6	€796.6	€754.8
Operating income	488.5	334.5	316.2	269.9	231.2	218.6
As a percentage of total revenue	26.2%	26.2%	26.9%	28.6%	29.0%	29.0%
Net income	346.4	237.2	217.5	187.2	157.6	140.4

Diluted net income per share	2.90	1.98	1.83	1.59	1.36	1.22

	December 31,
(in millions)	2007(1)	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$915.0	€626.6	€459.3	€379.9	€552.8	€439.7
Net working capital(5)	898.4	615.2	466.3	388.5	591.2	505.1
Total assets	2,849.3	1,951.1	1,856.0	1,413.3	1,099.2	964.5
Long-term and short-term debt	292.1	200.0	200.0	0.0	0.0	0.0
Long-term obligations and current portion of long-term obligations	178.1	122.0	145.8	74.1	51.6	55.1
Capital stock	171.7	117.6	115.8	115.0	113.8	113.4

Shareholders' equity	1,746.2	1,195.8	1,110.0	986.1	759.2	657.7
(1)
U.S. dollar amounts in this column have been translated solely for the convenience of the reader at a conversion rate of $1.4603 per €1.00, the Noon Buying Rate on December 31, 2007.
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
(6)
The 2007 dividend is subject to approval by the shareholders at the next shareholders' meeting scheduled for May 22, 2008. The U.S. dollar value of the dividend will be determined according to the exchange rate on the date of payment of the dividend. Dividend amounts exclude the avoir fiscal. See "Item 8: Financial Information – Dividend Policy".

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $1.4603 per €1.00, which was the noon buying rate for euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2007. These translations should not be construed as representations that the euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. On April 2, 2008, the Noon Buying Rate was $1.5618 per €1.00.

DASSAULT SYSTÈMES    Form 20-F 2007    9

Back to Contents

The following table sets forth, for the periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as U.S. dollar per euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our consolidated financial statements.

EXCHANGE RATES

	Period end	Average(1)	High	Low
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
October 2007	1.45	1.42	1.45	1.41
November 2007	1.47	1.47	1.49	1.44
December 2007	1.46	1.46	1.48	1.43
January 2008	1.48	1.47	1.49	1.46
February 2008	1.52	1.48	1.52	1.45
March 2008	1.58	1.55	1.58	1.52
(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant year.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors 2007

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

Due to their specific investment cycles and sensitivities to short-term economic conditions, the various industrial sectors we serve have different degrees of exposure to declines in corporate investment, both in terms of intensity and timing. Although these differences have in recent years generally assisted us in mitigating the potential negative impact of downturns in any particular industry, significant downcycles

10    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

in several key industrial sectors, particularly the industrial equipment, automotive and aerospace industries, might in the future occur over the same period, which could cause our revenues, net income and cash flow for such period to decline.

As a result of our historical approach to commercializing our PLM products, a substantial portion of our total revenue results from a long-standing marketing and distribution agreement with IBM. Since 2005, we have begun to assume much greater responsibility for the distribution of PLM products. If we do not effectively address the related management and commercial challenges, our revenue and ability to grow could be negatively impacted.

Pursuant to a long-standing, mutually non-exclusive agreement, IBM markets and distributes a substantial portion of our PLM products worldwide. According to the terms of the agreement, we license these products to IBM, who then sub-licenses them to end-users. Revenue generated through our agreement with IBM represented approximately 35%, 45% and 52% of our total revenue in 2007, 2006 and 2005, respectively. IBM has substantial discretion and control over such marketing and distribution, including the financial resources devoted to marketing and sales and the compensation of its sales personnel. A decision by IBM to cease, freeze or reduce substantially its marketing and distribution efforts for our PLM products would have an immediate and material adverse effect on our financial condition and results of operations.

We began in 2005 to significantly expand our role in marketing and distributing our PLM products through the progressive transitioning from IBM to us of full responsibility for the indirect PLM sales channels:

•
in 2005 we started managing the PLM indirect sales channel for IBM in a number of European countries and in the United States. In parallel, we began to sell to a network of resellers in China, Australia and New Zealand;

•
in 2006, we expanded our sales to resellers in France, Belgium, Taiwan and Latin America;

•
in 2007, under a new agreement with IBM, we continued this transition and began to sell to a network of resellers in the United States, Canada, UK, Italy, Spain, the Scandinavian countries and South Korea; and

•
in 2008, the transition has continued and Dassault Systèmes began to sell to a network of resellers in Japan and Germany.

By the end of 2008, we expect to have responsibility for PLM indirect sales channels on a global basis, while IBM will continue to market our PLM products to large enterprises. See "Item 4B: Business Overview – Sales and Marketing". In connection with this transition, which may give rise to potential sales channel conflict, we must maintain an effective relationship with IBM. If IBM and we do not properly manage the transition, and coordinate our sales efforts efficiently within affected territories, our revenue and ability to grow may be negatively affected.

In order to support our expanding marketing and sales initiatives, we are continuing to substantially strengthen our global PLM marketing and sales forces and deploy the needed tools and processes. If we do not effectively meet these management and commercial challenges, future growth in revenues may be adversely affected, we may lose market opportunities and we may incur substantial costs and inefficiencies.

IBM also is not prohibited from competing with us, marketing and distributing competing PLM software applications, providing services around competing PLM software applications, or acquiring or forming a strategic alliance with one or more of our competitors.

Currency fluctuations may significantly affect our results of operations.

Our results of operations have been, and may in the future be, significantly affected by changes in exchange rates. Exchange rate fluctuations can impact the revenues and expenses recorded in our statement of income upon translation of other currencies into euro. Although we currently benefit from a natural coverage of most of our exposure to U.S. dollars from an operating margin perspective, the loss of revenue if the dollar weakens may still negatively impact our operating income, net income and earnings per share. In addition, our revenues denominated in Japanese yen, Korean won and British pound substantially outweigh our expenditures in these currencies, which exposes our financial results to a potential depreciation in their value relative to the euro, adversely affecting our operating income, operating margin, net income and earnings per share. In 2007, changes in foreign currency exchange rates, particularly the Japanese yen and the U.S. dollar, compared to the euro reduced the growth rate of our reported revenue by approximately 6 percentage points, and of our operating income by an estimated 9 percentage points. See "Item 5A: Operating Results".

Our net financial revenue can also be significantly affected by changes in exchange rates between the time we recognize revenue and receive cash payments or record and pay an expense. Any such differences are accounted for in the "Foreign exchange (losses) gains, net" portion of our financial revenue.

See "Item 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign currency exchange risk."

Since market growth rates for our software applications and the revenue growth rates of our significant competitors are computed in U.S. dollars, such growth rates from period to period may not be comparable to our euro-computed revenue growth rates for the same periods.

DASSAULT SYSTÈMES    Form 20-F 2007    11

Back to Contents

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

PLM solutions are characterized by the use of rapidly changing technologies and frequent new products introductions or enhancements. These solutions must address complex engineering needs in various areas of product design, simulation and manufacturing, and must also meet sophisticated process requirements in the areas of change management, industry collaboration and cross enterprise work.

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

Errors, defects or other performance problems in our products may also result in the loss of, or delay in, the market acceptance of our products or postponement of customer deployment. Such difficulties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenues which would have been generated by our sales to companies participating in our customer's supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.

12    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

Our success depends to a significant extent upon the continued service of our key managers and highly qualified research and development, technical, support, sales management and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. In particular if we fail to hire on a timely basis and retain highly skilled sales forces, we may hinder the expansion of the sales organization and slow growth in revenues. The competition for such employees is intense, and if we lose the ability to hire and retain key employees and executives with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and operating results. We generally do not maintain insurance with respect to the loss of our key personnel.

Our products, business development and sales could be adversely affected if we experience difficulties with our partners.

Our PLM strategy requires fully integrated solutions of computer-aided-design, simulation, manufacturing and data management products, which are themselves increasingly complex. To implement our PLM strategy, we have chosen to partner with other companies in such areas as:

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

Our broad partnering strategy creates a degree of dependency on such partners. Serious difficulties in our relationships with our partners, or an unfavorable change of control of our partners, may adversely affect our products, business development and sales, and could cause us to lose the contribution of the personnel who are employees or contractors of our partners, particularly in the area of research and development. In addition, any failure by our partners to deliver products of the quality or according to the timing expected may cause delays in the delivery of, or deficiencies in, our own products.

The regulatory environments in which we operate have become increasingly complex, including with respect to accounting standards and internal controls.

Due to the global reach of our operations and our listings on French and U.S. stock exchanges, we are subject to complex, overlapping and rapidly evolving laws, regulations and requirements, including with respect to our financial statements, which are prepared according to both International Financial Reporting Standards (IFRS) and U.S. GAAP. The laws and regulations to which we are subject have become increasingly complex and apply to a wide variety of areas, including corporate governance and internal controls. The cost of compliance and the failure or suspected failure to comply with any of these regulations may result in increased regulatory scrutiny through inquiries or investigations, adverse media attention and the possible distraction of management time, as well as in penalties, fines, disciplinary actions, an increase to our litigation risk or limits on our business operations. A number of these adverse consequences could occur even if it is ultimately determined that there has been no failure to comply. There can be no assurance that additional regulation in any of the jurisdictions in which we now, or in the future may, operate would not significantly increase the cost of regulatory compliance.

As our business grows, we are increasingly exposed to the risk of claims and lawsuits against us that may increase our expenses for legal services, absorb management resources and result in adverse outcomes.

As a result of our business activity, we are subject to a variety of claims and lawsuits, and as our business grows, this litigation risk increases. Litigation can be lengthy, expensive, and disruptive to the management of our operations. Results cannot be predicted with certainty, and adverse outcomes in some or all of the claims pending against us may result in significant monetary damages or injunctive relief against us that could adversely affect our ability to conduct our business. While, based on current knowledge, management believes that resolving any outstanding matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation and other claims are by their nature subject to uncertainties. Actual outcomes of litigation and other claims may differ from management expectations, which could result in a material adverse impact on our financial position and results of operations.

DASSAULT SYSTÈMES    Form 20-F 2007    13

Back to Contents

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

Dassault Systèmes has continued to expand through acquisitions and internal development. Our significant growth in revenues, employees, operations and customers creates organizational stresses as management policies and internal systems must be adapted and integrated to meet the needs of a larger, more complex structure. We must also continue to re-organize ourselves to maintain efficiency, and remain focused on our strategy while ensuring customer retention. If we do not address these issues effectively and in a timely manner, our product development, internal processes, cost management and commercial operations may experience inefficiencies or fail to satisfy adequately market or customer demands, which could adversely affect our business or financial performance.

In addition, in order to realize future acquisitions or investments, we may use significant financial resources, make potentially dilutive issuances of equity securities or incur debt. These transactions may also cause us to incur amortization expenses related to intangible

14    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

assets other than goodwill, or generate goodwill subject to annual (or more frequent, if necessary) impairment tests, which may trigger depreciation. Minority interests or other investments in unaffiliated partners may also have to be written down in our accounts as a result of impairment. Acquired companies may also carry the risk of unanticipated or contingent liabilities, including litigation risk related to prior events (for example, see above the risk of claims that embedded components violate third-party intellectual property rights). Each of these potential consequences of an investment or acquisition could reduce our operating margin or net income. Also, due to local regulatory constraints, a planned acquisition might not be realized as anticipated or at all.

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

In parallel, due to the strategic nature of our PLM products for our customers, the sales cycle for PLM products is relatively long. If the sales cycle lengthens further, we could face a slowdown in our revenue growth.

Our key facilities are subject to risks of damage or temporary unavailability.

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

In addition, because our key facilities are located in a limited number of sites, including our headquarters outside Paris in a possible flood zone, our facilities in Japan and California which may be exposed to earthquakes and our research and development sites in the Boston area, India and Israel, substantial physical damage to any one of our sites, by natural causes or by attack or local violence, could materially reduce our ability to continue our normal business operations.

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

Groupe Industriel Marcel Dassault is our principal shareholder with approximately 44% of our outstanding shares.

Groupe Industriel Marcel Dassault SAS (GIMD), which represents the interests of some of our founding shareholders, has maintained its substantial interest in Dassault Systèmes and owned 44.10% of our outstanding shares, representing 46.41% of total voting rights, as of February 29, 2008. As a result, GIMD plays a decisive role with respect to matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

Technology-related stock prices have generally been volatile, and this volatility may depress our stock price.

The market price of our shares and ADSs is likely to be highly volatile, as the market for shares of technology companies has historically been more volatile than the stock market overall.

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

DASSAULT SYSTÈMES    Form 20-F 2007    15

Back to Contents

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

16    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 4: Information on the Company

A. History and Development of the Company

1981 THROUGH 2006

Dassault Systèmes was established in 1981 through the spin-off of a team of engineers from Dassault Aviation, which was developing software to design products in three dimensions ("3D"). We entered into a distribution agreement with IBM the same year and started to sell our software under the CATIA brand to automotive and aerospace customers. Through our work with large industrial customers, we learned how important it was for them to have a software solution that would support their product development processes. With this in mind, we enriched our solution to enable the design of "digital mock-ups" (DMU) which helped our customers reduce the number of physical prototypes and realize substantial savings in product development cycle times. We also broadened our targeted industry segments to fabrication and assembly, consumer goods, high-tech, shipbuilding and energy.

In 1997, we organized our business in two segments: the "process-centric" segment (which we refer to as "PLM"), which supports our customers' end-to-end product development process, and the "design-centric" segment (which we refer to as "Mainstream 3D"), dedicated to customers seeking to design products in a 3D design environment. In conjunction with this decision, we acquired SolidWorks, with the goal of targeting the significant market of companies designing their products in two dimensions (2D) and interested in taking advantage of the power of 3D design.

In order to fulfill the mission to provide a robust, integrated PLM solution supporting the entire product lifecycle, and in conjunction with our internal development, we undertook a series of targeted acquisitions and developed a new software platform, Version 5 ("V5"), for the PLM segment. In 1998, we acquired the Product Manager software and development laboratory from IBM, which we merged with our virtual Product Data Management application to create the ENOVIA product line. In 1999, following our acquisition of SmarTeam, we developed a portfolio of applications to manage product data configurations, product lifecycle integration and collaboration. In 1999, we also introduced V5, a software platform to develop integrated PLM solutions. In 2000, DELMIA was launched in order to address the digital manufacturing domain following a series of three acquisitions, including (i) Deneb, a U.S. company specialized in robotic simulation acquired in 1997, (ii) Safework, a Canadian company specialized in human modeling technology, in 2000, and (iii) Delta, a German company specialized in manufacturing process management software, also in 2000. In 2000, we acquired Spatial, a U.S. company developing and selling software components, including ACIS.

In 2004 we created DELMIA Automation and entered the automation market using technology developed both internally and through the acquisition in 2003 of Athys, a French company specialized in the development of workcell control software.

In 2005 we introduced a new PLM brand, SIMULIA, for realistic simulation, comprised of our existing simulation products in combination with the products of Abaqus, Inc., which we acquired in October 2005 (Abaqus was renamed Dassault Systèmes Simulia Corp.) as the core of our realistic simulation offerings.

In 2005, we also acquired Virtools, a company with significant expertise in interactive Web applications which give lifelike behavior to 3D content. The Virtools acquisition forms part of our ongoing "3D For ALL" initiative, under which we direct a portion of our research and development and acquisition resources toward making 3D technology more broadly available to multiple levels of users, from content creators to collaborators and consumers.

In 2006, we expanded our collaborative product offerings and broadened our industry focus from seven to eleven industries with the acquisition of MatrixOne, Inc. (renamed Dassault Systèmes Enovia Corp.), a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high-tech, consumer products and medical devices industries. Following completion of the acquisition, ENOVIA MatrixOne became one of our three product lines under the ENOVIA brand.

In 2006, we also acquired Dynasim AB, a Swedish company specializing in modeling and simulation solutions for embedded systems in connection with the development of our CATIA Systems strategy, and GCS Scandinavia AB, a Swedish company with a Product Data Management product which is now distributed by SolidWorks as PDMWorks Enterprise.

DASSAULT SYSTÈMES    Form 20-F 2007    17

Back to Contents

2007

In 2007, we leveraged our research and technology and advanced our 3D For ALL initiative, with the mid-year introduction of our newest brand, 3DVIA, for lifelike 3D experiences. 3DVIA extends 3D to new users, businesses and consumers in order to create new communities with 3D as the common language. With its open Web services architecture, it enables high-performance distribution of 3D content.

•
We introduced our first online product, 3DLive, with versions issued or to be issued for each of our PLM brands. 3DLive is a suite of products designed to help search, navigate and collaborate in 3D in real time over the Internet. 3DLive is also the first illustration of our online portfolio, labeled Version 6, which will supplement the broad V5 desktop-based application portfolio.

•
With Microsoft, we jointly introduced Microsoft® Virtual Earth™ – 3DVIA. Integrated into Microsoft's Virtual Earth, this free, online application provides Internet users with simple tools to create realistic 3D models of homes and buildings, and then share them with others in online communities in the context of a highly realistic 3D image of the earth.

•
We acquired the French company Seemage SA and in December 2007 introduced 3DVIA Composer, a 3D desktop-based system that allows the production of product documentation, technical training and marketing materials to occur concurrently with the design of the product, and to remain consistent with any future changes.

•
Working with Publicis Groupe, we initiated a strategic project called 3D See What You Mean (3dswym) to bring innovative 3D marketing solutions to companies involved in global marketing activities.

We also expanded our CATIA offering in high-end surfacing and styling with the acquisition of ICEM Ltd., a U.K. company well-known in the automotive industry for its styling and high-quality surface modeling and rendering solutions.

PRINCIPAL INVESTMENTS

Acquisitions of companies, or equity interests in companies, and intangible assets offering strategic technology, represent our main capital expenditures. See "Item 5A: Operating Results – Executive Overview for 2007 – ICEM and Seemage Acquisitions" and "Item 5B: Liquidity and Capital Resources".

Our principal acquisitions of companies over the last three years include:

Company	Year	Purchase Price
ICEM Ltd	2007	€54 million (including transaction costs)
MatrixOne, Inc.(1)	2006	€324 million (including transaction costs)
Abaqus, Inc.(2)	2005	€346 million (including transaction costs)
(1)
Renamed Dassault Systèmes Enovia Corp. in November 2007.
(2)
Renamed Dassault Systèmes Simulia Corp. in May 2007.

CORPORATE INFORMATION

Dassault Systèmes S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. Created on June 9, 1981 for a duration of 99 years we are governed by French company law and related regulations. Our registered office is located in Suresnes, France, at 9, quai Marcel Dassault, B.P. 310, 92156, and the telephone number is: 33 (0) 1 40 99 40 99. For a list of our subsidiaries, see "Item 4C: Organizational Structure" below and Note 21 to our consolidated financial statements included elsewhere in this report. Dassault Systèmes is registered in the Nanterre Commercial Register under No. 322 306 440.

We have been a publicly listed company since 1996, and our shares are listed in France on Euronext Paris (Compartiment A) and in the United States on the NASDAQ Global Market.

B. Business Overview

SUMMARY

We are the world leader, based on market share, of the global market for PLM and Mainstream 3D software solutions.

Our strategic mission is to provide software solutions and consulting services that enable our customers to:

•
innovate in the design and quality of products and services;

18    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

•
accelerate the introduction of products and services to satisfy market demand;

•
collaborate with partners and suppliers in product development;

•
create and manufacture products more cost effectively; and

•
simulate their end-customers' experiences (to understand and respond to their customers' needs and to capture such information in order to develop, adapt or introduce new products responding to their customers' evolving requirements).

Our software applications address a wide range of products, from apparel, consumer goods, machine parts and semiconductors to automobiles, aircraft, ships and factories. Our global customer base includes companies primarily in 11 sectors: automotive; aerospace; shipbuilding; industrial equipment; high-tech; consumer goods; consumer packaged goods; life sciences; energy; construction; and business services.

We have six brands, each with its own clearly defined mission, as further explained under "Brands" below:

•
SolidWorks, for productive and easy-to-use 3D mechanical design;

•
CATIA, for virtual product design;

•
SIMULIA, for virtual testing;

•
DELMIA, for virtual production;

•
ENOVIA, for a global collaborative lifecycle management; and

•
3DVIA, for online 3D lifelike experiences.

In addition to our sales of software applications, which accounted for 84.5% of our total revenue in 2007, we also provide selected services, principally to large customers. Our services comprise mainly consulting services in methodology for design, deployment and support, training services and engineering services.

We currently organize our business and market our products and services principally according to two types of applications: the PLM market, to support product development, production, maintenance and lifecycle management, and the Mainstream 3D market, which is primarily focused on product design.

For the geographic breakdown of our revenues for the past three years and information on the seasonality of our business, see "Item 5A: Operating Results – Consolidated Information" and "– Trends in Quarterly Results", respectively.

KEY BUSINESS STRENGTHS

We believe that our leadership of the global PLM market is due to our key business strengths.

•
We develop long-term, integrated relationships with our customers in our targeted industries.  We work closely with our customers to involve them in all phases of product development and to identify their evolving needs. Through these close, long-term working relationships, we are able to gain a deep understanding of their product design processes and requirements. We believe this level of knowledge enables us to develop software solutions more closely attuned to the requirements of our customers, and highly suited to the industries we address. We also have specific industry solutions addressing the unique aspects of product development across different industries to help our customers perform business transformations.

•
We have a substantial commitment to technological innovation.  We devote significant resources each year to research and development, with 2007 investments representing 24% of total revenue. Our research and development is two-fold in nature, focusing on further advancing our current portfolio of software applications and, at the same time, on the development of technologies and applications which we expect to bring to market over the medium- to long-term.

•
We believe a core component of our success as a company is our brand strategy, with each brand having a clear identity and value to customers.  Our brand strategy focuses on developing software for specific domains (such as design, simulation, manufacturing, collaboration), with the objective of making each brand the leader within its respective markets. Our research and development strategies, as well as our sales and marketing strategies, support this objective. Our multiple brand strategy also allows our customers to choose the specific point of entry which corresponds to their individual needs and requirements.

•
We have an extended enterprise model for product development and go-to-market.  We have developed a network of partners for product development, marketing and enhancement of customer relations, which we call our "extended enterprise" model, and we intend to continue to build on this model going forward. See "Our Extended Enterprise Partnerships" below. For marketing and sales, in addition to our direct sales force for some of our products, we have important relationships with IBM, distribution partners and value-added resellers. In PLM, for product development, we have a program to enable independent software companies to develop and build complementary applications onto our PLM platform. Similarly, in the Mainstream 3D design market, SolidWorks has developed a large

DASSAULT SYSTÈMES    Form 20-F 2007    19

Back to Contents

  network of partners offering complementary products. And through customer cooperation, we establish an ongoing dialogue between our customers and our research and development teams to ensure responsiveness to market needs.

•
We have a resilient financial model, with a high level of recurring revenue.  For 2007, recurring revenue represented 60% of our total software revenue, with total software revenue accounting for 84% of our total revenue. This high level of recurring revenue contributes to the resiliency of our business, enabling us to continue to invest in critical resources.

GROWTH STRATEGY

We believe there are a number of opportunities to continue to grow our business, including:

•
Win new accounts:  Leverage each brand's excellence to win new accounts. Each of our brands can win new customers and each brand can be an entry point for our other brands.

•
Solution selling:  Provide customers integrated PLM solutions for a broad number of users within an enterprise and throughout the supply chain and spanning design, simulation, collaboration and digital manufacturing. Solution selling thus enables our customers to increase their productivity benefits beyond what they would have achieved through a stand-alone purchase. We are also extending our presence in the supply chain as original equipment manufacturers (OEMs) seek to better integrate design and manufacturing through collaborating more closely with their suppliers and as suppliers move to increase their innovation and profitability through standardizing on the same PLM solution. Our PLM solutions are suited to a broad range of supply chain participants, since they have been designed to address the needs of large-, medium- and small-size businesses.

•
Extend the use of 3D technology to new users:  Expand 3D penetration among the 2D users' community, with our SolidWorks brand as a key driver of 2D to 3D migration, and more broadly extend the value of 3D to new users, businesses and consumers, including with our newest brand, 3DVIA.

•
Expand indirect sales channels:  Enhance our indirect sales channels to increase our penetration of small and medium business enterprises and emerging markets. An important driver of our growth has been our indirect sales channels. In the Mainstream 3D market we have been investing in our SolidWorks indirect distribution network and these efforts have enhanced our sales results. Similarly, in the PLM market, we have been strengthening our indirect channels, and in January 2007 we modified our agreement with IBM to take responsibility for the indirect PLM Value sales channel to enhance our market penetration and market share with small- and medium-size companies.

•
Expand our total addressable market:  Expand our addressable market towards new industries, new software markets and new types of users. Both our product development and acquisition strategies have been key drivers of the expansion of our addressable markets.

For a description of the challenges which must be met to maintain growth, see "Item 3D: Risk Factors".

BRANDS

We have a diversified portfolio comprised of software applications addressing different 3D market opportunities. Each of our brands is one of the leading participants in its domain, with the exception of our newest brand, 3DVIA, which was introduced during 2007.

SolidWorks – For productive and easy-to-use 3D mechanical design

Overview:   Our SolidWorks solutions focus principally on product design and are developed to capitalize on the significant migration opportunity of 2D users to 3D design.

SolidWorks products are used by companies in the machinery, medical, consumer, mold, tool and die, electrical and power sectors and by suppliers to the aerospace and automotive industries. Since the introduction of the first SolidWorks mechanical design software solution in 1995, SolidWorks software products have been shipped to more than 750,000 product designers, engineers and engineering students worldwide.

SolidWorks products span 3D mechanical design solutions, design validation tools, Product Data Management and design communication and collaboration, and are generally sold to customers as a suite of products, scaled to their needs. The SolidWorks Office suite of products combines ease of use with advanced 2D and 3D design tools, enabling companies to unleash design creativity while completing more work in less time. SolidWorks software reduces CAD overhead because it is easy to deploy, use, and maintain, and it lets engineers spend more time creating new designs.

We believe some of the key benefits of our SolidWorks software solutions are:

•
ease of use and productivity;

20    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

•
productive modeling; and

•
integrated analysis and data management.

Opportunities for growth:   We believe the 2D to 3D migration trend presents attractive opportunities for growth in the market for our 3D mechanical design software.

CATIA – For virtual product design

Overview:   CATIA is our PLM solution for digital product definition, with an extended portfolio addressing styling, mechanical and systems engineering domains. CATIA is a fully integrated solution that allows users to tailor their product development functionalities to their individual and industry needs. We believe that CATIA is among the most powerful virtual product design systems.

We believe some of the key benefits of our CATIA solutions include:

•
broad portfolio of functionalities;

•
easy, open and scalable features;

•
strong design performance for innovation;

•
continuing breakthrough technologies; and

•
opportunity for collaborative PLM.

Opportunities for growth:   We believe that we can continue to expand our market penetration with CATIA through acquiring new users at existing customers, increasing penetration among small- and medium-size companies, and displacing competitors in our core and target industries and through the introduction of new versions of our products.

SIMULIA – For virtual testing

Overview:   SIMULIA provides realistic simulation designed to enable manufacturing companies to improve product performance, reduce the number of physical prototypes and drive innovation. SIMULIA's Abaqus software suite for finite element analysis (FEA) allows engineering organizations to create and test virtual prototypes of complex products and processes and provides open, multi-physics solutions and framework for complex simulation applications. SIMULIA's newly introduced Simulation Lifecycle Management complements our ENOVIA products with an open collaborative platform for management of simulation processes, data and know-how. Our SIMULIA portfolio is designed to meet companies' growing need for realistic product and process simulation software, and to make realistic simulation more readily accessible through integrated and collaborative simulation applications.

We believe some of the key benefits of our SIMULIA technology and solutions are:

•
fully integrated simulation solutions for PLM;

•
open, collaborative platform for management of simulation processes, data and know-how;

•
scalable, unified FEA solutions for a wide range of users and applications; and

•
integrated, multi-physics solutions for the most challenging customer applications.

Opportunities for growth:   SIMULIA's growth reflects expanding relationships with its largest customers and demand across a diversified set of targeted industries. We believe there is a growing need for simulation and the management of simulation processes and data as well as a significant opportunity to transform how companies use simulation in PLM. Virtual testing offers companies the opportunity to perform product simulation at lower cost and earlier in the product design process compared to real world testing. In addition, many companies have their own applications in the field of simulating product behavior which are expensive to develop and maintain. We therefore believe there is a large opportunity for customers to realize performance improvement and substantial savings in this domain.

DELMIA – For virtual production

Overview:   DELMIA is our brand covering both our PLM digital manufacturing solutions and our automation solutions. DELMIA PLM allows manufacturers to define, plan, create, monitor and control production processes in a virtual environment before actual production takes place. From early process planning and assembly simulation to modeling welding lines or robot and cell programming to a complete definition of the production facility and equipment, DELMIA PLM assists companies in achieving maximum production efficiency, lower cost, improved quality and reduced time-to-market.

The primary domains addressed by DELMIA PLM digital manufacturing solutions include: process planning (production layout planning, time measurement of individual and combined processes and sequences, cost analysis and factory line balancing); process detailing (assembly sequences, factory/cell layouts and machining operations); and validation and resource modeling and simulation (simulating robots and analyze ergonomic issues for factory workers).

DASSAULT SYSTÈMES    Form 20-F 2007    21

Back to Contents

We believe some of the key benefits of our DELMIA solutions are:

•
better planning and improved manufacturing processes;

•
improved collaboration between engineering and manufacturing;

•
earlier start of production and reduced production ramp-up risk; and

•
enhanced productivity and profitability.

Opportunities for growth:   We have been implementing DELMIA digital manufacturing at some of our largest customers in the automotive and aerospace industries. We believe that the adoption of our digital manufacturing solutions by our largest customers demonstrates the potential of our solutions to contribute to improving manufacturing processes.

ENOVIA – For a global collaborative lifecycle management

Overview:   ENOVIA provides the collaborative framework for our PLM solutions. ENOVIA's Product Data Management (PDM) suite provides a full range of collaboration solutions: from 3D collaboration for complex engineering environments to business process solutions for enterprise users in a variety of critical functions such as sourcing, marketing, procurement and more globally, all aspects of project management.

Our ENOVIA product portfolio:

•
ENOVIA VPLM provides 3D Collaborative Virtual Product Lifecycle Management of highly complex products, resources and manufacturing processes in medium and large extended enterprises. ENOVIA VPLM enables configured digital mock-ups and design-in-context to accelerate innovation and improve productivity when developing complex products.

•
ENOVIA MatrixOne provides Collaborative Business Process for enterprises across a wide range of industries. ENOVIA MatrixOne enables access to all business processes undertaken by an enterprise, as well as interactions among a large number of an enterprise's collaborators, both internally and throughout its ecosystem.

•
ENOVIA SmarTeam provides Collaborative Product Data Management for small- and mid-size enterprises, engineering departments of larger organizations and across supply chains. ENOVIA SmarTeam offers multi-CAD design data management, including a tight integration with CATIA applications.

We believe some of the key benefits of our ENOVIA software solutions are:

•
the ability to manage product complexity;

•
the ability to manage enterprise process complexity; and

•
the ability to provide solutions appropriate to an organization's scaling requirements, addressing the needs of companies from the largest global enterprises to small- and medium-size businesses.

Opportunities for growth:   With our broad ENOVIA product portfolio, we can offer our customers the ability to manage both product and business process complexity. We believe there are attractive opportunities to grow our PDM presence both within our current customer base and across a number of industry verticals, where companies need to manage complex business processes.

3DVIA – For online 3D lifelike experiences

Overview:   3DVIA is our newest brand, which we introduced during 2007. Building upon several years of research and investment in our 3D For ALL initiatives, our objective in introducing this new brand is to bring 3D technology to new users, businesses and consumers. 3DVIA's mission is to provide on-line communities with 3D destination sites, applications and services to imagine, communicate and co-experience in 3D. By introducing software products designed specifically for non-traditional users of 3D applications, we believe 3DVIA can establish an entirely new way for businesses to communicate with consumers, allowing them to virtually experience products, as well as bringing the end consumer into the product creation process.

Our 3DVIA portfolio to date includes:

•
3DLive:  Our first online product introduced in the spring 2007, 3DLive is a suite of products designed to help everyone across the enterprise to search, navigate and collaborate in 3D in real-time over the Internet;

•
3DVIA Composer:  First introduced in December 2007 following our acquisition of Seemage, this product enables users to deliver assembly procedures, technical illustrations and marketing materials utilizing 3D images and other 3D data that remains consistent with product data;

•
3DVIA Shape:  Introduced in the spring 2007 simultaneously on 3DVIA.com and Microsoft® Virtual Earth™, this is our first consumer targeted application, designed to bring the power of advanced 3D modeling to the broad base of Internet users;

22    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

•
3DVIA DEV & MP:  Initially developed under the Virtools name, it offers a comprehensive interactive 3D development environment which enables companies to create, and their customers to utilize, lifelike interactive experiences. For example, 3DVIA DEV & MP enables customers to virtually test large-scale projects, to train teams to operate complex equipment safely through multi-user simulations and to improve product launches through virtual campaigns; and

•
3DVIA.com:  Introduced in the spring 2007, this community web site is dedicated to 3D enthusiasts and digital content creators to showcase 3D interactive experiences. The site will expand to become a marketplace for 3D content and experiences.

Some of the key benefits we hope to bring to market with our 3DVIA brand include:

•
extend 3D to new users, businesses and consumers;

•
create new communities with 3D as their common language;

•
deliver authoring products that significantly advance 3D product publishing; and

•
enable high performance distribution of content through an open Web-services based architecture.

Potential opportunities for growth:   Although 3DVIA, which was introduced in 2007, has earned only minimal revenues to date, we believe that it can offer opportunities for growth by reaching both professional and consumer communities.

•
With respect to professional communities, our initial opportunities for growth include bringing to market new 3D solutions that enable individual users and groups to author, experience and share information leveraging 3D product data wherever it may reside.

•
With respect to consumer communities, our growth opportunities are centered along two axes: helping our customers communicate and bring their end-customers into the product creation process through lifelike interactive experiences and secondly, reaching consumers directly by providing them access to 3D products through the Internet to help them in their daily lives. Initially, we are focused on increasing awareness of the value of 3D through the introduction of free 3D products on popular Web sites such as Microsoft® Virtual Earth™.

TECHNOLOGY, RESEARCH AND PRODUCT DEVELOPMENT

OVERVIEW

We have devoted significant resources each year to research and development, with 2007 expenses totaling €302.9 million and representing 24% of total revenue. Our research and product development teams include over 3,300 personnel in research laboratories in France, the United States and India (including the employees of our 3D PLM business venture), as well as in Canada, Germany, Israel and the United Kingdom.

Our research and development is two-fold in nature, focusing on further advancing our current portfolio of software applications and, at the same time, on the development of technologies and applications which we expect to bring to market over the medium- to longer-term.

Our technology, research and product development efforts span key domains including: introducing new PLM and 3D MCAD applications, advancing our PLM platform, developing integrated, multi-physics simulation solutions and introducing simulation lifecycle management, and further expanding our addressable markets with the introduction of new, emerging technologies and application domains, as demonstrated by the introduction of our newest brand, 3DVIA, in 2007 and the introduction of CATIA Systems.

We continued to advance our longer-term roadmap to deliver PLM online. Over the course of 2007 we made significant advances in the development of this strategy, leading to the introduction of our Version 6 (V6) platform in January 2008 as well as our first V6 online applications.

Our V6 strategy demonstrates our commitment to extend the benefits of PLM solutions to new markets and, importantly, to new types of users and communities. V6 is the cornerstone for delivering fully collaborative PLM services on demand. Our goal is for V6 to be the technical foundation for our PLM and our partners' solutions, designed to bridge the gap between PLM solutions and existing enterprise middleware. For further information, see "V6 Platform" below and "Brands – 3DVIA".

In 2006 we unveiled our long-term product development roadmap for CATIA Systems. Our goal is to offer an open PLM embedded systems platform, based upon unique mathematical foundations, enabling customers to model, simulate and manage the lifecycle of 100% of the behavior of their products. Due to the complexity and variety of embedded systems, we believe it is important to base our platform upon an open language that is able to manage the complexity and behavior of embedded systems.

V6 Platform

Our V6 platform is the evolution of our V5 SOA (Service-Oriented Architecture), developed as the cornerstone to deliver fully collaborative PLM services on demand by us and our partners. We believe the creation of our V6 platform will be an important contributor to the extension of our market presence within our eleven targeted industries and to the extension of our user market to consumers and collaborators. Our V6 strategy extends current CAA V5 architecture (Component Application Architecture) with best-in-class Web

DASSAULT SYSTÈMES    Form 20-F 2007    23

Back to Contents

technologies and introduces the unique power of 3D collaborative applications for networked innovation. Our objective is to secure and leverage customers' investments while continuously delivering breakthrough applications and services in order to help customers accelerate and extend their PLM business transformation. Consistent with our product development philosophy, we have been working closely with customers in different industries as we advance our V6 platform.

The V6 platform has been designed to offer key benefits to customers including:

•
Global Collaborative Innovation:  We believe a key part of the future of PLM is about enabling broader and deeper collaboration. Everyone, from engineers to professionals in marketing or procurement inside and outside the enterprise, can collaborate across business processes, across all engineering disciplines (to the lowest level of details), and across the full product definition, bringing together requirements, functional, logical and physical definitions of the product.

•
Online Creation and Collaboration:  Product creation and collaboration is enabled for real time, concurrent work, across multiple remote locations and with a Web connection only. We believe this capability is a major breakthrough for any company implementing a global engineering and manufacturing strategy.

•
A single PLM platform for Intellectual Property (IP) management:  V6 has been designed to enable the management of all product-related IP from idea to product experience. On a single platform, V6 supports both IP modeling applications spanning all engineering disciplines, as well as collaborative business processes covering the entire product lifecycle:

•
CATIA/DELMIA/ENOVIA/SIMULIA applications are built natively on this single, open SOA platform;

•
In addition, V6 merges the various ENOVIA collaboration products, including MatrixOne, VPLM, and SmarTeam, into a single ENOVIA collaboration solution; and

•
V6 gives a unified, federated view and access to IP, whether the information is in the PLM system, another enterprise application or from another data source.

•
Lifelike Experience:  V6 provides simplicity and ease of use thanks to its extremely intuitive user interface providing a unique experience. 3DLive brings IP to life in 3D across all applications: any user can find/search information, understand others using the universal language of 3D, experience the product, and collaborate in an immersive online 3D environment.

•
Service-Ready PLM Business Processes:  V6 unifies engineering processes and all enterprise business processes including program management, compliance management and sourcing, among others.

•
Lower Cost of Ownership:  We believe V6 offers a quick ramp up time via a single server and database for all applications thereby leading to significantly lower cost of ownership as well as more efficient collaboration. SOA standards compliance allows easy integration with existing systems.

MAINSTREAM 3D TECHNOLOGY

Designed specifically for Windows, our SolidWorks technology for the Mainstream 3D market is intended to enable designers and engineers to make an easy transition from 2D drafting to a 3D environment. Its intuitive Windows user interface enables users to productively employ SolidWorks software without extensive training. SolidWorks applications provide users with a 3D design process, for which a fully detailed solid model is used to quickly produce drawings and perform downstream design functions. SolidWorks focuses on three core capabilities: design, analysis and Product Data Management.

We introduced our most recent Mainstream 3D software release, SolidWorks 2008, in mid-2007 with several key objectives: (i) to introduce a new, more intuitive, time-saving user interface; (ii) to help engineers leverage existing designs to save time and ensure accuracy; and (iii) to help users improve their designs by providing feedback about product quality and manufacturability early in the design phase. With the new user interface as well as improved 3D graphics, SolidWorks 2008 builds upon our SolidWorks Intelligent Feature Technology (SWIFT), which was first introduced in 2006.

INTELLECTUAL PROPERTY

We rely on a combination of copyrights, trade secret, trademark and patents to establish and protect our technology. We distribute our products under software licenses which contain various provisions protecting our ownership and the confidentiality of the licensed technology.

The source code of our products is protected as a trade secret and as a copyrighted work. In addition, some of the key capabilities of our software products are protected through patents when possible. However, no assurance can be given that others will not copy or otherwise obtain and/or use our products or technology without authorization. In addition, effective copyright, trade secret, trademark and patent protection or enforcement may be unavailable or limited in certain countries.

24    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

With regard to trademarks, our policy is to register trademarks for our principal lines of products in the countries where we do business. Such registrations are a combination of international trademark registrations, community trademarks registrations and national registrations. When companies are acquired, a review and an assessment of their main trademarks is made, and when necessary, complementary applications for registrations may be made in order to establish a scope of protection of such trademarks compliant with our trademark policy.

In order to protect our core technologies and key product capabilities, we generally file patent applications in countries where our main customers and competitors are located. Our portfolio includes more than 65 patents already granted in the United States and more than 200 patent applications pending worldwide.

We are also engaged in an active policy against piracy to protect our rights through appropriate measures against the illegal use and distribution of our products. To that end, the Company implements a compliance program to reduce the use of illegal copies of our products and an anti-piracy plan leading to legal actions to disrupt illegal distribution channels.

See "Item 3D: Risk Factors" for risks concerning possible third-party allegations of unauthorized use of their intellectual property, and the difficulties in ensuring adequate protection for our own intellectual property.

CUSTOMERS AND INDUSTRIAL SECTORS

Our customer base and target markets span 11 industry sectors: automotive; aerospace; shipbuilding; industrial equipment; high-tech; consumer goods; consumer packaged goods; life sciences; energy; construction; and business services.

We believe we have a well diversified customer base. We estimate that our largest customer represented approximately 5% of total revenue in 2007 (compared to 5% in 2006), and our five, ten and 20 largest customers accounted, respectively, for approximately 15%, 20% and 24% of total revenue in 2007, compared to 16%, 21% and 25%, respectively, of total revenue in 2006.

Our core industries are the industrial equipment, automotive and aerospace industries, and our customers in these industries include:

Aisin Seiko Co	Ford	Nikon
Alstom Power	Framatome	Nissan
AVIC	General Motors	Northrop Grumman
BAE Systems	Goodyear	Raytheon
Bobst	Honda	Renault
Boeing	Honeywell	Safran
Bombardier	Hyundai Kia Motor Corp	Schuler
Chrysler	Kobelco	Tata Motors
Claas	Lockheed Martin	Toyota Motor
Daimler	Metso	Volkswagen Group
Dassault Aviation	Michelin	Volvo Group
EADS	Mitsubishi Motors

Industries we are targeting to significantly increase our market presence include consumer goods; consumer packaged goods (such as packaged food products); energy; high-tech; and shipbuilding. Our market position in some of these industries has been reinforced by our acquisitions over the last several years.

DASSAULT SYSTÈMES    Form 20-F 2007    25

Back to Contents

Our customers in the consumer goods; consumer packaged goods; high-tech; shipbuilding and energy industries include:

Adidas	Guess	Northrop Grumman Newport News
Agere	Hitachi	Pioneer
Areva	Hydro Quebec	Philips
Barilla	Kodak	Procter & Gamble
Bénéteau	LG Electronics	Samsonite
Celestica	Luxottica	Samsung Heavy Industries
Clarion	Matsushita Panasonic	Shell
Coca-Cola	MeyerWerft	Sony Ericsson
Gap	New Balance	STMicroelectronics
General Dynamics Bath Iron Works	Nokia	Yantai Raffles

Industries which we have recently begun to target include life sciences, construction, and more broadly, business services. Our customers in these industries include Abbott, Electronic Arts, GE Healthcare, Gehry Partners, Medrad and 3M.

OUR EXTENDED ENTERPRISE PARTNERSHIPS

A core component of our strategy is the concept of an extended enterprise. This extended enterprise network, with our customers at the center, encompasses partners across technology, software development, distribution, consulting, service and marketing, and education.

IBM relationship.   We maintain a long-standing relationship with IBM in distribution, as described below under "Sales and Marketing". Moreover, in the hardware, middleware and consulting services domains, IBM has been a key partner to us. We also collaborate with IBM on research and development projects.

Customer partners.   We establish an ongoing dialogue between our research and development teams and our customers, thereby ensuring product developments that are responsive to market needs. A key part of our research and development is focused on developing in-depth knowledge of our customers' industries and tailoring products to the needs of those industries.

Technology partners.   We have established long-standing, technical collaborations with key partners in order to maximize the benefits from available technology and to increase the value for our common customers. Our technology alliances are established with three objectives: to ensure compatibility between the IT infrastructure and our solutions; to expand our global network of value partners sharing the same interests within a "competitively cooperative" model; and to integrate the latest features of these technologies into our solutions.

With Microsoft, for example, we have a global strategic alliance to deliver our PLM and 3D design solutions to companies of all sizes that use the Microsoft software platform. By capitalizing on the Microsoft platform, we are committed to delivering greater customer value through solutions that are easy to use, deploy and maintain with reduced cost of ownership and ease of integration.

Software partners.   We have software development partners working with our PLM and Mainstream 3D software solutions.

•
Our largest program with these partners is our CAA V5 (Component Application Architecture) program to enable software developers to create and market their own software applications that are fully integrated and complementary to our PLM software solutions. Our CAA V5 program has more than 450 products based on CAA V5 introduced on the PLM market with V5 R18 by 160 CAA V5 partners as of January 2008.

•
SolidWorks operates a development partnership program bringing together companies supplying products that are either compatible with or entirely integrated with SolidWorks. Through this program, over 240 compatible products are available to customers in many areas, including machining, analysis, simulation and rapid prototyping.

Consulting, service and marketing partners.   Our industry alliances also include a community of consulting firms and systems integrators, led by our integrated services organization. These consulting and services partners are able to complete our own services offerings to customers to optimize their business processes as well as integrate global PLM solutions in line with best-of-class implementation practices. See also "Sales and Marketing" below.

Education partners.   We have established a number of relationships with research centers, universities and schools throughout the world over the years.

26    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

SALES AND MARKETING

Summary.   We largely market and sell our software solutions indirectly. In 2007, approximately two-thirds of our total revenue resulted from indirect sales, including through IBM PLM, and one third from direct sales.

Through our investments over the last several years we have developed three sales channels: (1) our PLM Business Transformation Channel, primarily addressing large enterprises through IBM PLM and our PLM direct sales forces, (2) our PLM Value Channel, primarily addressing small- to mid-size enterprises through a network of value-added resellers, and (3) our 3D Professional Channel, which has historically focused on marketing and sales of our Mainstream 3D solutions through a network of value-added resellers and distributors and is becoming a multi-brand channel.

We have a long-standing strategic relationship with IBM. In January 2007, our distribution agreement with IBM continued to evolve with respect to the marketing and sales of our PLM software. Under the terms of the amended agreement, both IBM and Dassault Systèmes are increasing the scope of their responsibilities, with IBM authorized to market and sell an expanded portfolio of our PLM solutions to a defined territory of large enterprises, and Dassault Systèmes progressively assuming full responsibility for the PLM Value Channel. Reflecting our expanded responsibilities we reorganized our marketing and sales organization, effective January 2007, and continue to make changes as appropriate. See "Item 3D: Risk Factors – Risks Related to Our Business" for risks related to our historical and evolving approach to the marketing and sales of our PLM products.

Revenue generated through our agreement with IBM represented approximately 35%, 45% and 52% of our total revenue in 2007, 2006 and 2005, respectively.

Our Sales Channels

•
PLM Business Transformation Channel:  Representing approximately 55% of our total revenue in 2007, this channel is focused on the marketing and sales of our PLM solutions to large enterprises and comprises sales activities through IBM PLM and our direct sales resources. Our goal is to ensure the appropriate coverage by geography and customer, bringing the best combination of resources to address the needs of our customers.

•
IBM PLM, an IBM organization dedicated to the sales of Dassault Systèmes PLM software applications since 1981, is engaged in marketing and selling our PLM solutions to large enterprises. Historically, IBM PLM was authorized to sell CATIA, ENOVIA VPLM and ENOVIA SmarTeam products and is now also authorized to market and sell our ENOVIA MatrixOne and DELMIA PLM solutions. Under our marketing and distribution agreement, we license our products to IBM, which then sublicenses them to end-users. IBM pays us royalties, which are in general equal to 50% of total license fees invoiced by IBM, but this amount may vary depending upon individual customer or brand circumstances. IBM may earn an incentive provided it reaches certain royalty growth targets.

•
Dassault Systèmes PLM direct sales:  Through our acquisitions, in particular, Abaqus, Inc. (susbsequently renamed Dassault Systèmes Simulia Corp.) in 2005 and MatrixOne, Inc. (subsequently renamed Dassault Systèmes Enovia Corp.) in 2006, we have significantly increased our direct sales resources. Our SIMULIA, DELMIA and ENOVIA MatrixOne products are largely marketed by our direct sales force complemented by resellers.

•
PLM Value Channel:  Representing approximately 25% of our total revenue in 2007, this channel is focused on the marketing and sales of our PLM solutions to small- to mid-size enterprises via a network of resellers (VARs or Value-Added Resellers). Historically, IBM PLM managed a network of IBM business partners selling our solutions and we provided technical support and training as needed to these partners. Beginning in 2005, we have progressively assumed increasing responsibility for our PLM Value Channel (acting first as Channel Management Services Provider for IBM and then assuming direct oversight of the PLM Value Channel). At the end of 2007, we were responsible for the direct oversight and support of a network of marketing and sales partners in 25 regions, and during 2008 we expect to complete the transition of the remaining ten regions which were previously managed by IBM.

•
3D Professional Channel:  Representing approximately 20% of our total revenue in 2007, our 3D Professional Channel is comprised of a network of more than 350 value-added resellers and distributors worldwide. To date, this channel has focused on the marketing and sales of our Mainstream 3D solutions, predominantly SolidWorks. Commencing in 2008, we have begun to market and sell our 3DVIA solutions through our 3D Professional Channel. We support their sales activities through industry trade shows, seminars, online educational activities, advertisements and marketing materials.

COMPETITION

Markets for our products are highly competitive and characterized by rapidly changing technology and evolving standards. Our main competitors in the PLM market include Parametric Technology Corporation (PTC) and Siemens PLM Software, a business unit of Siemens Industry Sector. For our Mainstream 3D products, our main competitors include Autodesk, Inc., and PTC. We also compete with companies focused on specific applications including, ANSYS, Inc. and MSC.Software in simulation, and Oracle Corporation and SAP AG in Product Data Management and collaboration. In addition, numerous software developers compete with us in specific applications, including Adobe Systems Incorporated. In general, our competitors compete with us on a worldwide basis.

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

DASSAULT SYSTÈMES    Form 20-F 2007    27

Back to Contents

C. Organizational Structure

Dassault Systèmes S.A., the Group's parent company, which owns directly or indirectly all the companies which make up the Dassault Systèmes group, has two primary functions: First, it is the Group's largest operating company and its principal research and development center, responsible for the development of a number of our software solutions, including CATIA, a part of our ENOVIA, SIMULIA and 3DVIA solutions and the CAA V5 platform. Second, Dassault Systèmes S.A. operates as a holding company and provides certain guidelines and centralized services to all the companies in the Group.

Dassault Systèmes S.A. defines our overall strategy and operating plans. The executive management team is located at Dassault Systèmes' principal office in Suresnes, France, which is also the headquarters for Dassault Systèmes. By the end of 2008, Dassault Systèmes expects to move its headquarters to a new campus located in Vélizy to the southwest of Paris. Dassault Systèmes S.A. provides support to the Group in a range of areas, such as finance, investor relations, communications, legal, human resources, information technology and sales processes, as well as our global research and development and acquisition strategies and management of our strategic partnership with IBM. The costs of providing centralized services are billed back at their actual costs to the respective subsidiaries using these services. The total amount charged back to subsidiaries was €5.1 million in 2007, €4.1 million in 2006 and €1.7 million in 2005. With respect to our assets, they largely rest with the respective subsidiaries using such assets for the development of software and services.

At December 31, 2007, the Group included Dassault Systèmes S.A. and 81 operational subsidiaries present in 27 countries. We are present on all continents including, in addition to the countries mentioned below, in various European countries as well as in China, India and South America. The list below sets forth our main subsidiaries and also indicates the percentage equity interest and of voting rights directly or indirectly held by Dassault Systèmes S.A.

Dassault Data Services SAS (France) – 95%	Dassault Systèmes Americas Corp. (US) – 100%
Dassault Systèmes SAS (France) – 100%	Dassault Systèmes LLC (US) – 100%
Dassault Systèmes Provence SAS (France) – 100%	SolidWorks Corporation (US) – 100%
Dassault Systèmes Deutschland AG – 100%	Dassault Systèmes Enovia Corp. (US) – 100%
Delmia GmbH (Germany) – 100%	Dassault Systèmes Delmia Corp.(US) – 100%
Dassault Systèmes Israel Ltd – 100%	Spatial Corp. (US) – 100%
Dassault Systèmes K.K. (Japan) – 100%	Dassault Systèmes Simulia Corp. (US) – 100%
Dassault Systèmes Inc. (Canada) – 100%

See also Note 21 to our consolidated financial statements.

Dassault Systèmes S.A. accounted for 30% of total consolidated revenue in 2007. SolidWorks Corporation (substantially represented by our Mainstream 3D segment) was our only subsidiary that accounted for more than 10% of total consolidated revenue in 2007.

D. Property, Plant and Equipment

We currently lease our headquarters offices (a total of approximately 30,000 square meters) in Suresnes outside Paris, France. We previously owned part of these offices, that we sold in February 2008 for a basis consideration of €36 million and subject to additional consideration. We will remain in these offices as lessee until the transfer of our headquarters to a new location in Vélizy, outside Paris, France, which is expected to occur by the end of 2008.

In 2006, we entered into a built-to-suit lease agreement for new headquarters facilities, under which we have committed to lease approximately 57,000 square meters of office space located in Vélizy, for a non-cancelable initial term of 12 years. The lease is to begin when construction is completed, which is expected to be in the third quarter of 2008. We believe that our existing facilities and the office space to be occupied once we have moved our headquarters will be adequate for our foreseeable needs, and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

We also lease most of our other administrative, research, production and distribution facilities, which are located principally in France, the United States, Germany, India, Israel, Japan, Canada, Sweden, the United Kingdom and China.

28    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

We believe that we are not exposed to substantial risks relating to the environment due to the nature of our business. On the contrary, our products contribute to the protection of the environment, since they are designed to replace the construction of physical mock-ups and to reduce the environmental issues that are common to all industries.

We are insured under various global and local insurance policies. These policies provide coverage for significant risks and activities related to our operations, including damage to property, civil liability, directors' and officers' liability, and product liability (global electronic errors or omissions). Our insurance policies are regularly reviewed and adjusted as we believe necessary to reflect changes in the revenues, activities and risks faced by the different companies in the Group.

Item 4A: Unresolved Staff Comments

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    29

Back to Contents

Item 5: Operating and Financial Review and Prospects

A. Operating Results

The executive overview below highlights selected aspects of our financial results for 2007. The executive overview, the supplemental non-GAAP financial information and the more detailed discussion that follows should be read together with our consolidated financial statements and the related notes included elsewhere in this Annual Report.

In discussing and analyzing our results of operations, we consider supplemental non-GAAP financial information which excludes (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2007, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2007, 2006 and 2005, (iii) stock-based compensation expense for the years ended December 31, 2007 and 2006, and (iv) one-time tax restructuring effects for the year ended December 31, 2006. A reconciliation of this supplementary non-GAAP financial information with information set forth in our financial statements and the notes thereto is presented below under "Supplemental Non-GAAP Financial Information".

When we believe it would be helpful for understanding trends in our business, we restate percentage increases or decreases in selected financial data to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed below "in constant currencies", the results of the "current" year have first been recalculated using the average exchange rates of the preceding year, and then compared with the results of the preceding year. All constant currency information is provided on an approximate basis. Unless otherwise indicated, the impact of exchange rate fluctuations is approximately the same for both our GAAP and supplemental non-GAAP financial data for the three years discussed below.

EXECUTIVE OVERVIEW FOR 2007

The tables below set forth our revenue by activity, geographic region and segment for the years ended December 31, 2007, 2006 and 2005 and provides growth rates on an as reported basis and in constant currencies.

	Year ended December 31,
(in millions, except percentages)	2007	% growth	% growth in constant currencies	2006	% growth	% growth in constant currencies	2005
Total Revenue	€1,258.8	8.7%	15%	€1,157.8	23.9%	26%	€934.5
Total revenue by activity
Software revenue	€1,063.3	10.4%	16%	€963.1	22.9%	25%	€783.6
Services and other revenue	195.5	0.4%	6%	194.7	29.0%	31%	150.9
Total revenue by geographic region
Americas	€391.8	10.1%	20%	€356.0	25.8%	27%	€283.0
Europe	575.9	6.3%	6%	541.9	23.7%	24%	438.2
Asia	291.1	12.0%	24%	259.9	21.8%	29%	213.3
Total revenue by segment (1)
PLM revenue	€1,006.2	8.8%	15%	€924.8	25.8%	28%	€735.4
Mainstream 3D revenue	252.6	8.4%	14%	233.0	17.0%	19%	199.1
(1)
During 2007 we moved CosmosWorks to our Mainstream 3D segment from PLM where it had historically been grouped with our other analysis and simulation applications. Data for 2006 and 2005 have been restated to reflect this change. The change did not have a material impact on either segment.

Our 2007 financial performance benefited from the diversification of our revenues by geographic region, product application and sales channel.

30    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

•
All three of our geographic regions had year-over-year revenue growth, led by Asia. In constant currencies, Asia posted revenue growth of 24%, the Americas increased 20% and Europe was higher by 6%. Europe accounted for 46% of our total revenue, followed by the Americas with 31% and Asia with 23%, during 2007.

•
Software revenue, representing 84% of our total revenue, was the principal driver of our revenue growth in 2007, increasing 16% in constant currencies, with our total revenue increasing 15% in constant currencies. Services and other revenue increased 6% in constant currencies.

•
Our software revenue growth was well-supported by the performance of our three largest brands. CATIA software revenue increased 7% (12% in constant currencies), reflecting primarily solid internal growth, as well as the acquisition of ICEM; ENOVIA software revenue increased 30% (37% in constant currencies), reflecting both strong internal growth and the inclusion of MatrixOne, Inc. (now called Dassault Systèmes Enovia Corp.) for a full year; and Mainstream 3D software revenue increased 8% (15% in constant currencies) led by SolidWorks. In addition, SIMULIA showed strong growth.

•
Each of our three sales channels made an important contribution to the growth in software revenue.

Recurring software revenue, which increased 24.0% (31% in constant currencies) during 2007, was an important contributor to our revenue growth and continues to be an important aspect of our financial model. For 2007 recurring software revenue represented 60% of software revenue, compared to 53% and 50% in 2006 and 2005, respectively. Our recurring software revenue includes periodic licenses and annual maintenance revenue.

Due to our revenue growth and profitability levels, our net cash provided by operations increased 19.4% in 2007 to €310.3 million compared to €259.8 million for 2006.

We continue to have a strong financial position. Cash and short-term investments totaled €626.6 million at December 31, 2007, compared to €459.2 million at December 31, 2006. Our net financial position was €423.7 million at December 31, 2007, net of outstanding debt consisting principally of €200 million of financial long-term debt. During 2007, we paid cash dividends totaling €50.8 million and completed acquisitions, net of cash acquired, of €75.9 million.

Currency had a significant impact on our revenue and earnings in 2007 in comparison to 2006, as we report in euros but earn revenue and incur expenses in three principal currencies: the euro (EUR), the U.S. dollar (USD) and the Japanese yen (JPY). See "Item 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign currency exchange risk."

•
We use revenue growth in constant currencies to evaluate our financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. We believe this measure is an important indicator of our progress and outlook because it provides a better gauge of the level of change in business activity by eliminating changes arising solely from currency fluctuations. The average euro to U.S. dollar exchange rate increased 9% to $1.37 per euro for 2007 compared to $1.26 per euro for 2006. The euro to Japanese yen exchange rate increased 10% to an average annual rate of JPY161.4 per euro for 2007 compared to JPY146.1 per euro for 2006.

•
In 2007, changes in foreign currency exchange rates, particularly the Japanese yen and the U.S. dollar, compared to the euro reduced our reported growth in revenues by approximately 6 percentage points and in operating income by an estimated 9 percentage points. Specifically, our total revenue increased 8.7% for 2007 on an as reported basis, while in constant currencies it increased 15% for the year; our operating income increased 2.8% for 2007 on an as reported basis, while in constant currencies it increased an estimated 12%. Currency had a net negative impact on our operating margin of approximately 60 basis points in 2007, principally as a result of changes in the value of the Japanese yen compared to the euro.

•
In 2007 approximately 38% of our revenue was generated in U.S. dollars and approximately 42% of our expenses were denominated in U.S. dollars; approximately 17% of our revenue was generated in Japanese yen and Korean won, and approximately 6% of our expenses were denominated in Japanese yen and Korean won.

•
Changes in the value of foreign currencies compared to the euro also had an impact on our short-term assets, since short-term assets held in foreign currencies are translated to euro at the end of period exchange rate. This impact is taken into account in "Financial revenue and other, net."

ICEM and Seemage acquisitions

In 2007, we acquired ICEM Ltd, a UK company, for a total cost, including transaction costs, of approximately €54.5 million. We also acquired Seemage SA, a French company, for a total cost, including transaction costs, of approximately €25.5 million. For other information on our acquisitions, including pro forma information on ICEM, see Note 5 to our consolidated financial statements.

DASSAULT SYSTÈMES    Form 20-F 2007    31

Back to Contents

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

Computer Software Costs / Research and Development

Costs incurred to develop computer software products – such as payroll and other headcount-related costs associated with product development – to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. We have determined that technological feasibility for our software products is reached shortly before the commercial release of our products. Costs incurred after technological feasibility is established are not material, and accordingly, the application of this accounting policy has resulted in substantially all research and development costs being expensed in the period incurred. Purchased in-process research and development (IPR&D) that is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

Purchase Price Allocation for Business Combinations

We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of in-process research and development projects, if any, is immediately expensed. The excess purchase price over those fair values is recorded as goodwill, which is not amortized but subject to annual impairment review.

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

32    DASSAULT SYSTÈMES    Form 20-F 2007

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

In addition, we operate within multiple tax jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. Actual results and amounts could differ from those used in accounting for income taxes, since such accounting encompasses the use of judgments and estimates. Such differences could have a material impact on our future operating results.

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

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with non-GAAP financial data, including non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted net income per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements: deferred revenue adjustments for acquired companies, amortization of acquired intangibles, including amortization of acquired software, (which arise from our acquisitions of companies and some technology-related intangible assets), stock-based compensation expense and one-time tax restructuring effects. For this reason, and subject to the limitations set forth above and below, we believe that the supplemental non-GAAP financial information provides a consistent basis for period-to-period comparisons which can improve investors' understanding of our financial performance.

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executive officers is based in part on the performance of our business measured with the supplemental non-GAAP information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts who use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

•
deferred revenue adjustment of acquired companies (for the years ended December 31, 2007, 2006 and 2005): Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. (See Note 5 to our consolidated financial statements.) As a result, in the case of a typical one-year contract, our GAAP revenues for the one-year period subsequent to an acquisition do not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity in the absence of the acquisition.

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

DASSAULT SYSTÈMES    Form 20-F 2007    33

Back to Contents

•
amortization of acquired intangibles, including amortization of acquired software (for the years ended December 31, 2007, 2006 and 2005): Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets, must be recognized according to the assets' fair value and amortized over their useful life.

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

•
stock-based compensation expense (for the years ended December 31, 2007 and 2006): Under U.S. GAAP, we are required to recognize in our income statement all share-based payments to employees, including grants of employee stock options, based on their fair values over the period that an employee provides service in exchange for the award. This requirement, which is set forth under SFAS 123(R), became effective for us as of January 1, 2006.

  Historically, in our supplemental non-GAAP financial information, we have excluded this expense to help investors compare our 2007 and 2006 financial information with financial information for periods prior to January 1, 2006, when stock-based compensation costs were not expensed. We continue to exclude this expense in our supplemental non-GAAP financial information as financial analysts and investors use a valuation model which does not take into account our stock-based compensation expense, and therefore, the continued exclusion of stock-based compensation expense in our supplemental non-GAAP financial information helps them ensure the consistency of their valuation metrics. Our management considers this non-GAAP information when reviewing our operating performance, since stock-based compensation costs can fluctuate due to factors other than the level of our business activity or operating performance.

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

  In our supplemental non-GAAP financial information, we have excluded the one-time impact attributable to this tax restructuring because of its unusual nature in both qualitative and quantitative terms. We do not expect such tax effects to occur as part of our normal business on a regular basis. As a result, we believe that by excluding the one-time effects of the tax restructuring, our supplemental non-GAAP financial information helps investors understand the current trends in our operating performance. We also believe that the exclusion of the one-time tax restructuring effects facilitates a comparison of our effective rate of income tax between different periods.

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

34    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

	Twelve months ended December 31,						Increase (Decrease)
(in millions, except percentages and per share data)	2007 GAAP	Adjustment(1)	2007 non-GAAP	2006 GAAP	Adjustment(1)	2006 non-GAAP	GAAP		Non-GAAP(2)
Total Revenue	€1,258.8	€17.1	€1,275.9	€1,157.8	€19.7	€1,177.5	8.7%		8.4%
Total revenue by activity
Software revenue	1,063.3	17.1	1,080.4	963.1	19.7	982.8	10.4%		9.9%
Services and other revenue	195.5		195.5	194.7		194.7	0.4%		0.4%

Total revenue by geography
Americas	391.8	6.1	397.9	356.0	10.5	366.5	10.1%		8.6%
Europe	575.9	8.4	584.3	541.9	6.4	548.3	6.3%		6.6%
Asia	291.1	2.6	293.7	259.9	2.8	262.7	12.0%		11.8%

Total revenue by segment
PLM revenue	1,006.2	14.4	1,020.6	924.8	16.1	940.9	8.8%		8.5%
Mainstream 3D revenue	252.6	2.7	255.3	233.0	3.6	236.6	8.4%		7.9%

Total Operating Expenses	€1,006.1	€(64.7)	€941.4	€911.9	€(50.6)	€861.3	10.3%		9.3%
Stock-based compensation expense	17.9	(17.9)	–	11.6	(11.6)	–	n/a		n/a
Amortization of acquired intangibles	46.8	(46.8)	–	39.0	(39.0)	–	n/a		n/a

Operating Income	€252.7	€81.8	€334.5	€245.9	€70.3	€316.2	2.8%		5.8%
PLM Operating income	169.6	71.4	241.0	171.8	61.9	233.7	(1.3%	)	3.1%
Mainstream 3D Operating income	83.1	10.4	93.5	74.1	8.4	82.5	12.1%		13.3%

Operating Margin	20.1%		26.2%	21.2%		26.9%
PLM Operating margin	16.9%		23.6%	18.6%		24.8%
Mainstream 3D Operating margin	32.9%		36.6%	31.8%		34.9%

Income before Income Taxes	€260.0	€81.8	€341.8	€250.5	€70.3	€320.8	3.8%		6.5%
Income tax expense	(81.2)	(23.1)	(104.3)	(70.8)	(32.6)	(103.4)	n/a		n/a

Income tax effect of adjustments above	23.1	(23.1)	–	21.1	(21.1)	–	n/a		n/a

One-time tax restructuring effects	–		–	11.5	(11.5)	–	n/a		n/a
Minority interest	(0.3)		(0.3)	0.1		0.1	n/a		n/a

Net Income	€178.5	€58.7	€237.2	€179.8	€37.7	€217.5	(0.7%	)	9.1%

Diluted Net Income Per Share(3)	€1.49	€0.49	€1.98	€1.51	€0.32	€1.83	(1.3%	)	8.2%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles and stock-based compensation expense (as detailed below); and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects in 2006.

	Twelve months ended December 31,
(in millions)	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	€156.3	€(0.7)	155.6	€143.7	€(0.4)	€143.3
Research and development	302.9	(10.3)	292.6	299.9	(6.8)	293.1
Marketing and sales	350.0	(3.7)	346.3	296.0	(2.5)	293.5
General and administrative	97.1	(3.2)	93.9	83.7	(1.9)	81.8

Total stock-based compensation expense		(17.9)			(11.6)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.
(3)
Based on a weighted average 119.6 million diluted shares for 2007 and 119.1 million diluted shares for 2006.

DASSAULT SYSTÈMES    Form 20-F 2007    35

Back to Contents

	Twelve months ended December 31,						Increase
(in millions, except percentages and per share data)	2006 GAAP	Adjustment(1)	2006 non-GAAP	2005 GAAP	Adjustment(1)	2005 non-GAAP	GAAP		Non-GAAP
Total Revenue	€1,157.8	€19.7	€1,177.5	€934.5	9.1	943.6	23.9%		24.8%
Total revenue by activity
Software revenue	963.1	19.7	982.8	783.6	9.1	792.7	22.9%		24.0%
Services and other revenue	194.7		194.7	150.9		150.9	29.0%		29.0%
Total revenue by geography
Americas	356.0	10.5	366.5	283.0	3.3	286.3	25.8%		28.0%
Europe	541.9	6.4	548.3	438.2	3.6	441.8	23.7%		24.1%
Asia	259.9	2.8	262.7	213.3	2.2	215.5	21.8%		21.9%

Total revenue by segment
PLM revenue	924.8	16.1	940.9	735.4	8.2	743.6	25.8%		26.5%
Mainstream 3D revenue	233.0	3.6	236.6	199.1	0.9	200.0	17.0%		18.3%
Total Operating Expenses	€911.9	€(50.6)	€861.3	€683.5	€(9.8)	€673.7	33.4%		27.8%
Stock-based compensation expense	11.6	(11.6)	–	–			n/a		n/a
Amortization of acquired intangibles	39.0	(39.0)	–	9.8	(9.8)	–	n/a		n/a

Operating Income	€245.9	€70.3	€316.2	€251.0	€18.9	€269.9	(2.0%	)	17.2%
PLM Operating income	171.8	61.9	233.7	182.8	16.4	199.2	(6.0%	)	17.3%
Mainstream 3D Operating income	74.1	8.4	82.5	68.2	2.5	70.7	8.7%		16.7%

Operating Margin	21.2%		26.9%	26.9%		28.6%
PLM Operating margin	18.6%		24.8%	24.9%		26.8%
Mainstream 3D Operating margin	31.8%		34.9%	34.3%		35.4%

Income before Income Taxes	€250.5	€70.3	€320.8	€266.9	€18.9	€285.8	(6.1%	)	12.2%
Income tax expense	(70.8)	(32.6)	(103.4)	(90.8)	(7.2)	(98.0)	n/a		n/a

Income tax effect of adjustments above	21.1	(21.1)	–	7.2	(7.2)	–	n/a		n/a

One-time tax restructuring effects	11.5	(11.5)	–	–		–	n/a		n/a
Minority interest	0.1		0.1	(0.6)		(0.6)	n/a		n/a

Net Income	€179.8	€37.7	€217.5	€175.5	€11.7	€187.2	2.5%		16.2%

Diluted Net Income Per Share(3)	€1.51	€0.32	€1.83	€1.49	€0.10	€1.59	1.3%		15.1%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below); and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects in 2006.

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

36    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

CONSOLIDATED INFORMATION

Revenue

Our total revenue is comprised of (i) software revenue, which is our primary source of revenue, and (ii) services and other revenue. Our services and other revenue was generated principally by the PLM segment in 2007, 2006 and 2005. The tables below set forth our revenue by activity, geographic region and segment for the years ended December 31, 2007, 2006 and 2005 and provides growth rates on an as reported basis and in constant currencies.

	Year ended December 31,
(in millions, except percentages)	2007	% growth	% growth in constant currencies	2006	% growth	% growth in constant currencies	2005
Total Revenue	€1,258.8	8.7%	15%	€1,157.8	23.9%	26%	€934.5

Total revenue by activity
Software revenue	€1,063.3	10.4%	16%	€963.1	22.9%	25%	€783.6
Services and other revenue	195.5	0.4%	6%	194.7	29.0%	31%	150.9

Total revenue by geographic region (1)
Americas(2)	€391.8	10.1%	20%	€356.0	25.8%	27%	€283.0
Europe(2)	575.9	6.3%	6%	541.9	23.7%	24%	438.2
Asia(2)	291.1	12.0%	24%	259.9	21.8%	29%	213.3

Total revenue by segment (3)
PLM revenue	€1,006.2	8.8%	15%	€924.8	25.8%	28%	€735.4
Mainstream 3D revenue	252.6	8.4%	14%	233.0	17.0%	19%	199.1

(1)
In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer and (ii) by the geographic location of our business unit which records the transaction. See Note 19 to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while services and other revenue is classified by the location where the activity is performed.
(2)
See Note 19 to our consolidated financial statements. Germany and France account for a large majority of our sales in Europe. Most of the revenue in the Americas comes from the United States, and a large majority of the revenue from Asia comes from Japan.
(3)
During 2007 we moved CosmosWorks to our Mainstream 3D segment from PLM where it had historically been grouped with our other analysis and simulation applications. Data for 2006 and 2005 have been restated to reflect this change. The change did not have a material impact on either segment.

2007 compared to 2006:   Total revenue increased 8.7% to €1.26 billion in 2007 from €1.16 billion in 2006. In constant currencies, total revenue increased 15%, principally reflecting software revenue growth of 16% as well as services and other revenue growth of 6%, as further discussed below. Growth by region was strongest in Asia where revenue increased 24% in constant currencies on double-digit growth in Japan and strong growth in emerging countries. In the Americas revenue increased 20% in constant currencies led by the United States. In Europe revenue increased 6%. As a percentage of total revenue, Europe represented 46% (compared to 47% in 2006), the Americas accounted for 31% (31% in 2006) and Asia represented 23% (22% in 2006). On a non-GAAP basis, revenue increased 8.4% to €1.28 billion in 2007 compared to €1.18 billion in 2006. On a non-GAAP basis and in constant currencies, total revenue increased 14% during 2007.

2006 compared to 2005:   Total revenue increased 23.9% (26% in constant currencies) to €1.16 billion in 2006 from €934.5 million in 2005, reflecting additional PLM revenue from the inclusion of our two major acquisitions, Abaqus, Inc.,which was completed in October 2005 (and renamed Dassault Systèmes Simulia Corp. in 2007), and MatrixOne, Inc., which was completed in May 2006 (and renamed Dassault Systèmes Enovia Corp. in 2007), and strong internal growth from both our business segments. Excluding MatrixOne, Inc. and Abaqus, Inc., revenue increased 10% in 2006 compared to 2005. All geographic regions contributed to the growth in total revenue in 2006, with revenue in Europe increasing by 23.7%, revenue in the Americas increasing by 25.8% (27% in constant currencies) and revenue in Asia increasing by 21.8% (29% in constant currencies). As a percentage of total revenue in 2006, Europe represented 47% (unchanged from 2005), the Americas accounted for 31% (compared to 30% in 2005) and Asia represented 22% (compared to 23% in 2005). On a non-GAAP basis, revenue increased 24.8% (27% in constant currencies) to €1.18 billion in 2006 from €943.6 million in 2005, and excluding MatrixOne, Inc., and Abaqus, Inc., and in constant currencies, revenue on a non-GAAP basis increased 12%.

Software Revenue

Software revenue is comprised of new licenses revenue and periodic licenses, maintenance and product development revenue.

Our PLM products are mainly licensed pursuant to one of two payment structures: (i) new licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance, generally on an annual basis, or (ii) periodic (rental) licenses, for which the customer pays equal periodic fees to keep the license active. New licenses require the payment of fees for maintenance and product updates. Periodic (rental) licenses entitle the customer to corrective maintenance and product updates without additional charge.

DASSAULT SYSTÈMES    Form 20-F 2007    37

Back to Contents

Product updates include improvements to existing products but do not cover new products. Software revenue generated from new customers, or from new business with existing customers, is recorded as "periodic license" revenue if the customer chooses that payment structure. Our product development revenue relates to the development of additional functionalities of standard products requested by customers.

Software licenses offered by SolidWorks require the payment of a one-time fee, which is recorded as new licenses revenue. Access to upgrades and maintenance requires payment of an annual subscription fee, which is recorded as maintenance revenue.

Software Revenue

	Year ended December 31,
(in millions, except percentages)	2007	2006	2005
Software revenue
New licenses revenue	€417.5	€432.3	€375.6
Periodic licenses, maintenance and product development revenue	645.8	530.8	408.0

Total software revenue	€1,063.3	€963.1	€783.6
(as a % of total revenue)	84.5%	83.2%	83.8%

2007 compared to 2006:   In 2007 software revenue increased 10.4% primarily reflecting a 21.7% increase in periodic licenses, maintenance and product development revenue, offset in part by a 3.4% decrease in new licenses revenue. In constant currencies, software revenue increased 16% and new licenses revenue increased 2%. Our software revenue growth was well-supported by the performance of our three largest brands. CATIA software revenue increased 7% (12% in constant currencies), reflecting primarily solid internal growth, as well as the acquisition of ICEM; ENOVIA software revenue increased 30% (37% in constant currencies), reflecting both strong internal growth and the inclusion of MatrixOne, Inc. (now called Dassault Systèmes Enovia Corp.) for a full year; and Mainstream 3D software revenue increased 8% (15% in constant currencies) led by SolidWorks. In addition, SIMULIA showed strong growth. On a non-GAAP basis, software revenue increased 9.9% to €1.08 billion (16% in constant currencies) from €982.8 million in 2006.

Recurring revenue, comprised of periodic licenses and maintenance revenue, increased 24.0% (31% in constant currencies) to €634.8 million in 2007, compared to €512.1 million in 2006. Recurring revenue represented 60% and 53% of software revenue in 2007 and 2006, respectively. Recurring revenue growth reflected increases in the installed base of the PLM business segment, including the impact of MatrixOne acquisition for a full year, growth in periodic licenses, the transfer of an account from the IBM PLM sales channel to the Dassault Systèmes PLM direct sales channel, and growth in maintenance fees in the Mainstream 3D segment reflecting a larger installed base and an increase in the maintenance renewal rate.

Product development revenue totaled €11.0 million in 2007 compared to €18.7 million in 2006.

In total, new CATIA and SolidWorks seats licensed during 2007 increased 6.9% to 84,101 seats, from 78,684 seats in 2006. CATIA new seats licensed during 2007 totaled 35,202 seats essentially level in comparison to 35,343 seats during 2006. New CATIA seats licensed include new licenses and the first year of periodic licenses under rental contracts. SolidWorks seats licensed during 2007 increased 12.8% to 48,899 seats from 43,341 seats in 2006.

The average new seat price for SolidWorks of €4,596 in 2007 primarily reflected a negative impact of five percentage points due to fluctuations in currency values. Excluding currency effects, the average SolidWorks end-user price per seat decreased 4% during 2007, principally reflecting the impact of geographic mix variations in comparison to 2006, since end-user price per seat varies by geographic region. Generally, underlying prices and the mix of seat types remained relatively similar compared to 2006.

2006 compared to 2005:   In 2006 software revenue increased 22.9% or €179.5 million to €963.1 million on a 15% increase in new licenses revenue and a 30% increase in periodic licenses, maintenance and product development revenue. On a non-GAAP basis, software revenue increased 24.0% (26% in constant currencies) to €982.8 million from €792.7 million in 2005. Recurring revenue increased 31.5% to €512.1 million in 2006 compared to €389.3 million in 2005, and represented 53% and 50% of software revenue in 2006 and 2005, respectively. Recurring revenue growth reflected the additional recurring revenue from the Abaqus, Inc., and MatrixOne, Inc., acquisitions, increases in the installed base of the PLM business segment and growth in maintenance fees in the Mainstream 3D segment.

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

Product development revenue totaled €18.7 million in each of 2006 and 2005.

38    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Services and other revenue

Services and other revenue are generated mainly from consulting services in methodology for design, deployment and support, training services and engineering services. In addition, we generate services revenue from the commissions we receive as a result of our sales activities as an IBM Business Partner and, since mid-2005, from fees paid by IBM for our management of the indirect PLM Value sales channel (Channel Management Provider or CMP). As we complete the transition to direct oversight of our PLM Value Channel, we will no longer receive CMP service revenue. We also resell a limited amount of computer hardware, for which we record only the gross margin from these sales as service revenue. For each of the years 2007, 2006 and 2005, nearly all our service revenue was generated principally by the PLM segment.

	Year ended December 31,
(in millions, except percentages)	2007	2006	2005
Services and other revenue	€195.5	€194.7	€150.9
(as a % of total revenue)	15.5%	16.8%	16.2%

2007 compared to 2006:   Services and other revenue increased 0.4% to €195.5 million in 2007, in comparison to 2006. In constant currencies, services and other revenue increased 6%, reflecting higher services revenue from the inclusion of MatrixOne, Inc., for a full year, offset to a large extent by a lower level of fees from our role as CMP for IBM as we undertake the transition of this PLM Value sales channel to Dassault Systèmes direct control as well as the lowering of our level of sales and service activities as a business partner (historically, our IBM Business Partner operations).

2006 compared to 2005:   Services and other revenue increased 29.0% (31% in constant currencies) to €194.7 million in 2006 from €150.9 million in 2005. Growth in services and other revenue reflected several factors: (i) service revenue recorded by Dassault Systèmes Enovia Corp. and Dassault Systèmes Simulia Corp., (ii) higher revenue received by us as an IBM Business Partner in certain geographies and in our role as Channel Management Services Provider for IBM and (iii) growth in PLM service engagements.

OPERATING EXPENSES

Growth in operating expenses of 10.3% to €1,006.1 million in 2007 from €911.9 million in 2006 reflected principally (i) the full year effect in 2007 of the acquisition in May 2006 of MatrixOne, Inc., (ii) the build-out of our sales channels, including in particular additional marketing and sales personnel and related general and administrative expenses, and (iii) the acquisition of ICEM in 2007. In addition, amortization of acquired intangibles increased in 2007, principally as a result of the acquisition of ICEM, the repurchase of SolidWorks shares and the acquisition of MatrixOne, Inc. Finally, the decrease in the value of the U.S. dollar and Japanese yen in 2007 had a favorable impact of about 5 percentage points on growth in our operating expenses.

	Year ended December 31,
(in millions)	2007	2006	2005
Operating expenses	€1,006.1	€911.9	€683.5
Non-GAAP adjustments(1)	(64.7)	(50.6)	(9.8)

Non-GAAP operating expenses(1)	€941.4	€861.3	€673.7

(1)
The non-GAAP adjustments and non-GAAP operating expenses in the table above reflect adjustments to our financial information prepared in accordance with U.S. GAAP by excluding (i) the amortization of acquired intangibles, for the years ended December 31, 2007, 2006 and 2005, and (ii) stock-based compensation expense, for the years ended December 31, 2007 and 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

Cost of revenue expenses

The cost of software revenue includes principally software licensing fees paid for third-party components integrated into our own products, maintenance costs, compact disk reproduction costs, preparation costs for user manuals and delivery costs. The cost of software revenue (excluding amortization of acquired intangibles) amounted to 4%, 4% and 3% of total revenue in 2007, 2006 and 2005, respectively. The cost of services and other revenue includes principally personnel and other costs related to organizing and providing professional services. The cost of services and other revenue amounted to 12%, 12% and 12% of total revenue in 2007, 2006 and 2005, respectively.

	Year ended December 31,
(in millions)	2007	2006	2005
Cost of software revenue (excluding amortization of acquired intangibles)	€53.0	€49.6	€26.8
Cost of services and other revenue	156.3	143.7	115.3

Cost of revenue expenses	€209.3	€193.3	€142.1

DASSAULT SYSTÈMES    Form 20-F 2007    39

Back to Contents

2007 compared to 2006:   Total cost of revenue expenses increased 8.3% in 2007 to €209.3 million from €193.3 million in 2006. Cost of software revenue (excluding amortization of acquired intangibles) increased 6.9% to €53.0 million in 2007 compared to €49.6 million in 2006, primarily reflecting the impact of the inclusion of MatrixOne, Inc., for a full year, and to a lesser extent, the acquisition of ICEM, as well as additional product shipping costs as our increased responsibilities for marketing and sales also expanded our role in product delivery. Cost of services and other revenue increased 8.8% to €156.3 million in 2007 compared to €143.7 million in 2006, reflecting the inclusion of MatrixOne, Inc., for a full year as well as growth in our consulting services. The services and other revenue gross margin was 20.1% in 2007, a decrease from 26.2% in 2006, primarily reflecting lower revenue in our business partner operations and a lower level of fees from our role as Channel Management Services Provider for IBM as we undertake the transition of this PLM Value sales channel to Dassault Systèmes direct control (see "Item 4B: Business Overview – Sales and Marketing").

2006 compared to 2005:   Total cost of revenue increased 36.0% in 2006 to €193.3 million from €142.1 million in 2005. Cost of software revenue increased 85.0% to €49.6 million in 2006 compared to €26.8 million in 2005, primarily reflecting the acquisitions of Abaqus, Inc., and MatrixOne, Inc. Cost of services and other revenue increased 24.6% to €143.7 million in 2006 compared to €115.3 million in 2005, reflecting the inclusion of the Abaqus, Inc., and MatrixOne, Inc., acquisitions as well as an increase in activity. The services and other revenue gross margin was 26.2% in 2006, an improvement from 23.6% in 2005, primarily reflecting an increase in fees received for our support of PLM sales (see "Item 4B: Business Overview – Sales and Marketing").

Research and development expenses

We believe that research and development is one of the most important elements of our success. We operate research laboratories in France, the United States, India, Canada, Germany, Israel and the United Kingdom. Our expenses for research and development include primarily the personnel cost for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering, and linear and non-linear finite element analysis, interactive 3D applications, computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.

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

	Year ended December 31,
(in millions, except percentages and headcount)	2007	2006	2005
Research and development expenses(1)	€302.9	€299.9	€250.0
(as a % of total revenue)	24.1%	25.9%	26.8%
(1)
Due to our sales and marketing relationship with IBM, our percentage of various expenses, including research and development expenses, to revenue may not be comparable to such percentages for our competitors.

2007 compared to 2006:   Research and development expenses increased 1.0% in 2007 in comparison to 2006. Research and development expense growth in 2007 reflected several factors: (i) higher employee expenses due to a 6% increase in average research and development headcount, which were partially offset by (ii) an increase of €2.6 million in tax credits for research and development in 2007 compared to 2006 and (iii) currency fluctuations which limited growth in research and development expenses on an as reported basis. Our average research and development headcount growth reflected principally the inclusion of MatrixOne, Inc., personnel for a full year and the 2007 acquisition of ICEM. At year-end 2007, research and development personnel numbered 3,349, compared to 3,164 and 2,678 at year-end 2006 and 2005, respectively. A small percentage of research and development personnel pursue research and development activities in the context of providing clients with software maintenance, and their cost is thus included under cost of software revenue.

2006 compared to 2005:   Research and development expenses increased 20.0% to €299.9 million in 2006 compared to €250.0 million in 2005. Growth in research and development expenses closely tracked growth in average research and development headcount of 18.7% with the acquisitions of Abaqus, Inc., and MatrixOne, Inc., representing a large majority of this increase. Internal growth also contributed to the increase in headcount. As a percentage of revenue, research and development expenses decreased to 25.9% in 2006 from 26.8% in 2005, reflecting principally the application of an increased tax credit for research and development costs.

Marketing and sales expenses

Marketing and sales expenses consist primarily of personnel costs, which include sales commissions and personnel for processing sales transactions; marketing and communications expenses; travel expenses; and marketing infrastructure costs, such as information

40    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

technology resources used for marketing and office rental expenses. Marketing and sales expenses are derived principally from our sales activities and from activities in support of our three sales channels.

	Year ended December 31,
(in millions, except percentages and headcount)	2007	2006	2005
Marketing and sales expenses	€350.0	€296.0	€223.0
(as a % of total revenue)	27.8%	25.6%	23.9%

2007 compared to 2006:   Marketing and sales expenses increased €54.0 million or 18.2% compared to 2006. Reflecting our increasing responsibilities for the marketing and sales of our products (see "Item 4B: Business Overview – Sales and Marketing"), the growth in marketing and sales expenses resulted principally from (i) the expansion of our PLM Value sales channel resources, (ii) the inclusion of MatrixOne, Inc., marketing and sales personnel for a full year, (iii) the expansion of our PLM direct sales resources, (iv) higher marketing and sales investments in our Mainstream 3D business, and (v) to a lesser extent, the 2007 acquisition of ICEM. At year-end 2007, marketing and sales personnel numbered 3,536, compared to 3,166 and 2,614 at year-end 2006 and 2005, respectively. A portion of marketing and sales personnel provide client services such as consulting and assistance in product deployment, and their cost is thus included in the cost of services and other revenue expenses line item.

2006 compared to 2005:   Marketing and sales expenses increased 32.7% in 2006 compared to 2005. Higher expenses reflected principally the inclusion of Abaqus, Inc. and MatrixOne, Inc. (with both companies primarily marketing and selling their products through direct sales forces), additional staffing related to our PLM indirect sales channel initiative as well as growth in our PLM direct sales resources and higher marketing and sales investments in our design-centric segment. Average headcount in marketing, sales and services increased 19.6% in 2006, principally reflecting the acquisitions of Abaqus, Inc., and MatrixOne, Inc., internal growth related to our marketing and sales initiatives and other acquisitions.

General and administrative expenses

	Year ended December 31,
(in millions, except percentages)	2007	2006	2005
General and administrative expenses	€97.1	€83.7	€58.6
(as a % of total revenue)	7.7%	7.2%	6.3%

2007 compared to 2006:   General and administrative expenses increased 16.0% in 2007 compared to 2006 and reflected principally average headcount growth of 12% related to the inclusion of MatrixOne, Inc., for a full year, increased administrative staffing related to our PLM Value sales channel initiatives and expenses related to the further implementation of our ERP (Enterprise Resource Planning) systems. At December 31, 2007, the total general and administrative headcount was 574, compared to 510 at December 31, 2006.

2006 compared to 2005:   General and administrative expenses increased 42.8% in 2006 compared to 2005. The increase in general and administrative expenses reflected principally the inclusion of Abaqus, Inc. and MatrixOne, Inc., increased administrative staffing related to our PLM indirect sales channel initiative and higher expenses related to the implementation of our ERP (Enterprise Resource Planning) systems and Sarbanes-Oxley internal controls. Average general and administrative headcount increased 30.5% in 2006, largely reflecting the acquisitions of Abaqus, Inc., and MatrixOne, Inc., and increased staffing related to our PLM indirect sales channel initiative. At December 31, 2006, the total general and administrative headcount was 510, compared to 401 at December 31, 2005.

Amortization of acquired intangibles

Amortization of acquired intangibles includes amortization of acquired software, amortization of acquired technology and amortization of intangible assets recognized in connection with business combinations (primarily customer relationships and technology). See the discussion above under "Supplemental Non-GAAP Financial Information".

	Year ended December 31,
(in millions)	2007	2006	2005
Amortization of acquired intangibles	€46.8	€39.0	€9.8

2007 compared to 2006:   Amortization of acquired intangibles increased 20.0% or €7.8 million in 2007 compared to 2006. This increase reflected principally the amortization of acquired intangibles arising primarily from our acquisition of ICEM, the repurchase of SolidWorks shares, and to a lesser extent, the full-year impact of the consolidation of MatrixOne, Inc. See "Item 6B: Compensation – Options to subscribe SolidWorks shares".

DASSAULT SYSTÈMES    Form 20-F 2007    41

Back to Contents

2006 compared to 2005:   Amortization of acquired intangibles increased €29.2 million in 2006 compared to 2005. This increase reflected principally the amortization of acquired intangibles arising primarily from our acquisitions of MatrixOne, Inc., in May 2006 and Abaqus, Inc., in October 2005.

OPERATING INCOME

	Year ended December 31,
(in millions)	2007	2006	2005
Operating income	€252.7	€245.9	€251.0

2007 compared to 2006:   Operating income increased 2.8% to €252.7 million in 2007 from €245.9 million in 2006, while our operating margin decreased to 20.1% from 21.2% in 2006. On a non-GAAP basis, operating income increased 5.8% to €334.5 million in 2007 from €316.2 million in 2006, and our operating margin decreased to 26.2% in 2007 compared to 26.9% in 2006. The increase in operating income reflected higher revenue which was largely offset by an increase in expenses related to personnel, particularly in marketing and sales. Changes in currency values reduced our reported operating income growth rate by an estimated 9 percentage points (8 percentage points on a non-GAAP basis). The decrease in operating margin principally reflected the negative impact of 60 basis points from the effects of the weakening of foreign currencies, principally the Japanese yen.

2006 compared to 2005:   Operating income decreased 2.0% to €245.9 million in 2006 from €251.0 million in 2005, and our operating margin decreased to 21.2% from 26.9% in 2005. The decrease in operating income and operating margin reflected higher revenue which was partially offset by higher operating expenses and further offset principally by amortization of acquired intangibles arising from our acquisitions of MatrixOne, Inc., and Abaqus, Inc., as well as the recently adopted requirement to recognize in our income statement all share-based payments to employees (pursuant to SFAS 123(R)). On a non-GAAP basis, operating income increased 17.1% to €316.2 million in 2006 from €269.9 million in 2005 on strong revenue growth, offset in part by higher expenses. On a non-GAAP basis, our operating margin decreased to 26.9% in 2006 compared to 28.6% in 2005. The decrease in the non-GAAP operating margin reflected principally approximately 1.5 points of dilution from the acquisition of MatrixOne, Inc., and a negative impact from the weakening of the yen, partially offset by increased profitability from our existing businesses.

FINANCIAL REVENUE AND OTHER, NET

	Year ended December 31,
(in millions)	2007	2006	2005
Financial revenue and other, net	€6.0	€3.6	€14.9

2007 compared to 2006:   Financial revenue and other, net amounted to €6.0 million in 2007 compared to €3.6 million in 2006. Financial revenue and other, net in 2007 was comprised of net interest income of €15.7 million, exchange losses of (€8.8) million and other losses of (€0.9) million. The increase in financial revenue and other, net primarily reflected a 41.4% increase in net interest income due to a higher average balance of cash and short-term investments which more than offset higher interest expense, and higher exchange losses on financial assets and liabilities. See Note 13 to our consolidated financial statements. At December 31, 2007, cash and short-term investments totaled €626.6 million, compared to €459.2 million at December 31, 2006. See also "Liquidity and Capital Resources" below and Notes 2 and 13 to our consolidated financial statements.

2006 compared to 2005:   Financial revenue and other, net amounted to €3.6 million in 2006 compared to €14.9 million in 2005. Financial revenue and other, net in 2006 was comprised of net interest income of €11.1 million, exchange losses of €(6.9) million and other revenue of €(0.6) million. The decrease in financial revenue and other, net primarily reflected a 20.1% decrease in net interest income due to a lower average balance of cash and short-term investments, as well as higher interest expense (due to the drawdown on our credit line in connection with the acquisition of MatrixOne, Inc.) and higher exchange losses incurred in connection with some intercompany loans denominated in U.S. dollars. See Note 13 to our consolidated financial statements. At December 31, 2006, cash and short-term investments totaled €459.2 million, compared to €379.9 million at December 31, 2005. See also "Liquidity and Capital Resources" below and Notes 2 and 13 to our consolidated financial statements.

INCOME TAX EXPENSE

	Year ended December 31,
(in millions, except percentages)	2007	2006	2005
Income tax expense	€81.2	€70.8	€90.8
Effective consolidated tax rate	31.2%	28.3%	34.1%

42    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

2007 compared to 2006:   Both income tax expense and our effective consolidated tax rate increased in comparison to 2006 when we benefited from a tax restructuring effected in the United States that generated one-time tax restructuring benefits totaling €11.5 million and lowered our 2006 effective consolidate tax rate. In 2007 income tax expense increased €10.4 million or 14.7% and our effective consolidated tax rate increased to 31.2% in 2007 from 28.3% in 2006. See Note 15 to our consolidated financial statements. On a non-GAAP basis, our effective consolidated tax rate was 30.5% for 2007, compared to 32.2% for 2006.

2006 compared to 2005:   Income tax expense amounted to €70.8 million in 2006, and our effective consolidated tax rate decreased to 28.3%, principally due to a tax restructuring effected during 2006 in the United States that generated one-time tax restructuring benefits totaling €11.5 million. See Note 15 to our consolidated financial statements. On a non-GAAP basis, our effective consolidated tax rate was 32.2% for 2006 compared to 34.4% for 2005.

NET INCOME AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
(in millions, except per share data)	2007	2006	2005
Net income	€178.5	€179.8	€175.5

Diluted net income per share	€1.49	€1.51	€1.49

Diluted weighted average shares outstanding	119.6	119.1	117.6

2007 compared to 2006:   Net income and net income per share in 2007 decreased slightly in comparison to 2006, principally reflecting the impact of the higher effective tax rate on income tax expense. On a non-GAAP basis, net income increased 9.1% to €237.2 million in 2007, compared to €217.5 million in 2006, principally reflecting growth in non-GAAP operating income of 5.8%, a decrease in the non-GAAP effective tax rate to 30.5% from 32.2% and to a much lesser extent growth in financial revenue and other, net. On a non-GAAP basis, diluted net income per share increased 8.2% to €1.98 in 2007, compared to €1.83 in 2006.

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

REVENUE AND OPERATING INCOME BY SEGMENT

The tables below set forth the revenue and operating income of the PLM and Mainstream 3D segments, and the respective contribution of each segment to our total revenue and operating income (see Notes 1 and 19 to our consolidated financial statements). During 2007 we moved CosmosWorks to our Mainstream 3D segment from PLM, where it had historically been grouped with our other analysis and simulation applications. This change reflected the fact that CosmosWorks products are primarily sold through the Mainstream 3D channel in conjunction with the sale of SolidWorks products. Data for 2006 and 2005 have been restated to reflect this change. The change did not have a material impact on either segment.

PLM

Revenue

	Year ended December 31,
(in millions, except percentages)	2007	% of Total revenue	2006	% of Total revenue	2005	% of Total revenue
Revenue (excluding inter-segment sales)
PLM revenue	€1,006.2	79.9%	€924.8	79.9%	€735.4	78.7%
Supplemental Non-GAAP Financial Information (1)
PLM Non-GAAP revenue	€1,020.6	80.0%	€940.9	79.9%	€743.6	78.8%

(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2007, 2006 and 2005. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

2007 compared to 2006:   Revenue for the PLM segment grew 8.8% to €1.01 billion (excluding €4.8 million of inter-segment sales) and on a non-GAAP basis increased 8.5% to €1.02 billion. On a constant currency basis and excluding inter-segment sales, PLM revenue increased 15% and 14% on a non-GAAP basis. The growth in PLM revenue in 2007 reflected good software growth of our CATIA, SIMULIA and ENOVIA brands, principally due to the impact of acquisitions, with the inclusion of MatrixOne, Inc. for a full year compared to eight

DASSAULT SYSTÈMES    Form 20-F 2007    43

Back to Contents

months in 2006 and the acquisition of ICEM, and to growth in recurring revenue, including higher periodic licenses from increased activity and growth in our installed base for maintenance. PLM service revenue was essentially level with the prior year, and on a constant currency basis increased slightly. For additional information, see "Revenue – Software Revenue" above.

2006 compared to 2005:   Revenue for the PLM segment, including ENOVIA revenue, increased 25.8% (28% in constant currencies) in 2006 to €924.8 million, representing 79.9% of total revenue (excluding €4.1 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, PLM revenue increased 26.5% (28% in constant currencies) in 2006 to €940.9 million, including ENOVIA revenue which increased 63.8% to €199.7 million. The increase in revenue in 2006 reflected principally the inclusion of MatrixOne, Inc. and Abaqus, Inc., as well as solid revenue growth for CATIA and contributions from our other product lines. While overall CATIA licenses grew relatively modestly, CATIA revenue growth was strong as a result of increases in recurring revenue and services revenue.

Operating income

	Year ended December 31,
(in millions, except percentages)	2007	% of Total operating income	2006	% of Total operating income	2005	% of Total operating income
Operating income
PLM operating income	€169.6	67.1%	€171.8	69.9%	€182.8	72.8%
Supplemental Non-GAAP Financial Information (1)
PLM Non-GAAP operating income	€241.0	72.0%	€233.7	73.9%	€199.2	73.8%

(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2007, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2007, 2006 and 2005, and (iii) stock-based compensation expense, for the years ended December 31, 2007 and 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

2007 compared to 2006:   Operating income for the PLM segment decreased 1.3% with higher revenue more than offset by increased expenses related to our PLM Value channel initiatives and other channel investments in marketing and sales, the negative impact of currency, particularly the yen and higher amortization of intangibles related to acquisitions. On a non-GAAP basis, operating income increased €7.3 million or 3.1% in 2007 compared to 2006, reflecting higher revenue largely offset by increased expenses related to our PLM Value channel initiatives and investments in other sales channels and the negative impact of the yen.

2006 compared to 2005:   Operating income for the PLM segment decreased 6.0% with higher revenue more than offset by dilution from our MatrixOne acquisition including amortization of intangibles related to the acquisition, increased expenses related to our PLM indirect channel initiatives and other investments in marketing and sales and research and development. On a non-GAAP basis, operating income increased €34.5 million or 17.3% in 2006 compared to 2005, reflecting higher revenue partially offset by dilution from the MatrixOne acquisition, increased expenses related to our PLM indirect channel initiatives and the negative impact of the yen.

Mainstream 3D

Revenue

	Year ended December 31,
(in millions, except percentages)	2007	% of Total revenue	2006	% of Total revenue	2005	% of Total revenue
Revenue (excluding inter-segment sales)
Mainstream 3D revenue	€252.6	20.1%	€233.0	20.1%	€199.1	21.3%
Supplemental Non-GAAP Financial Information (1)
Mainstream 3D non-GAAP revenue	€255.3	20.0%	€236.6	20.1%	€200.0	21.2%

(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2007, 2006 and 2005. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

2007 compared to 2006:   Revenue in the Mainstream 3D segment increased 8.4% (14% in constant currencies) in 2007 to €252.6 million, representing 20.1% of total revenue (excluding €1.1 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, revenue in the Mainstream 3D segment increased 7.9% (14% in constant currencies) in 2007 to €255.3 million on 12.8% growth in new SolidWorks seats licensed and growth in the maintenance installed base, offset in part by a decrease in the average end-user revenue per seat principally due to currency effects and to a lesser extent, geographic mix variations.

44    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

2006 compared to 2005:   Revenue in the Mainstream 3D segment increased 17.0% in 2006 to €233.0 million, representing 20.1% of total revenue (excluding €0.5 million of inter-segment sales). On a non-GAAP basis and excluding inter-segment sales, revenue in the Mainstream 3D segment increased 18.3% (20% in constant currencies) in 2006 to €236.6 million on strong growth in new seats licensed, an increase in the average end-user revenue per seat and growth in maintenance revenue.

Operating income

	Year ended December 31,
(in millions, except percentages)	2007	% of Total operating income	2006	% of Total operating income	2005	% of Total operating income
Operating income
Mainstream 3D operating income	€83.1	32.9%	€74.1	30.1%	€68.2	27.2%
Supplemental Non-GAAP Financial Information (1)
Mainstream 3D non-GAAP operating income	€93.5	28.0%	€82.5	26.1%	€70.7	26.2%

(1)
The supplemental non-GAAP financial information reflects non-GAAP adjustments to our audited financial information by excluding (i) the effect of adjusting the carrying value of acquired companies' deferred revenue, for the years ended December 31, 2007, 2006 and 2005, (ii) the amortization of acquired intangibles, for the years ended December 31, 2007, 2006 and 2005, and (iii) stock-based compensation expense, for the years ended December 31, 2007 and 2006. For the reconciliation of this non-GAAP financial information with information set forth in our financial statements and the notes thereto, see "Supplemental Non-GAAP Financial Information" above.

2007 compared to 2006:   Operating income for the Mainstream 3D segment increased €9.0 million or 12.1% in 2007 compared to 2006, and the operating margin increased to 32.9%. On a non-GAAP basis, operating income increased €11.0 million or 13.3% in 2007 compared to 2006, reflecting revenue growth and operating margin improvement to 36.6% in 2007 compared to 34.9% for 2006.

2006 compared to 2005:   Operating income for the Mainstream 3D segment increased €5.9 million or 8.7% in 2006 compared to 2005. On a non-GAAP basis, operating income increased €11.8 million or 16.7% in 2006 compared to 2005, tracking closely revenue growth as the operating margin was generally stable in 2006 in comparison to 2005. On a non-GAAP basis, Mainstream 3D segment's operating income represented 34.9% of segment revenue in 2006, compared with 35.4% in 2005.

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

Some of the factors causing our quarterly revenues to vary significantly include, but are not limited to: the size of software transactions, the method of software licensing, the timing and size of service engagements, the timing and size of product development software engagements as well as the timing and level of mergers and acquisition activities. Additionally, quarterly revenue can vary significantly due to the varying length of time required to negotiate and complete sales contracts or to the timing of recognition of service engagements.

In 2007, revenue for the fourth, third, second and first quarters represented, respectively, 28.8%, 23.8%, 24.3% and 23.1% of our total revenue for the year. In 2006, our revenue for the fourth, third, second and first quarters represented, respectively, 30.2%, 23.8%, 24.2% and 21.8% of our total revenue for the year. See "Item 3D: Risk Factors" for a discussion of the principal causes of variations in our quarterly results.

DASSAULT SYSTÈMES    Form 20-F 2007    45

Back to Contents

B. Liquidity and Capital Resources

Our principal source of liquidity is cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and the financing of business acquisitions.

Working capital at December 31, 2007 increased by €16.9 million, compared to an increase in 2006 of €10.8 million and a decrease of €11.6 million in 2005. The most important change in 2007 concerned an increase in unearned revenue, reflecting primarily unearned revenue generated in connection with our increased PLM and Mainstream 3D business. See the consolidated statements of cash flows included in this annual report. Under our marketing and distribution agreement, IBM is required to pay us a cash settlement one month after it records its revenue for licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period. Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date. See Note 1 to our consolidated financial statements.

Cash and cash equivalents and short-term investments totaled €626.6 million as of December 31, 2007, compared with €459.2 million and €379.9 million as of December 31, 2006, and December 31, 2005, respectively. During 2007, net cash provided by operating activities increased to €310.3 million compared with €259.8 million during 2006. Cash flows used in investing activities amounted to €86.8 million, reflecting primarily acquisitions of businesses, net of cash, compared to €268.6 million in 2006. In 2007, net cash used in financing activities totaled €3.2 million, primarily comprised of cash dividends paid of €50.8 million and proceeds from stock option exercise, net of €47.0 million. In 2006, net cash provided by financing activities totaled €124.9 million. Exchange rate fluctuations had a negative translation effect of €31.8 million on our December 31, 2007 cash balance compared to a negative translation effect of €20.5 million on our December 31, 2006 cash balance.

Our expenditures and investments in 2007 consisted principally of acquisitions, which were financed from operating cash flows. We currently have €200 million drawn down on our five-year revolving credit facility. See Note 8 to our consolidated financial statements. Pursuant to the terms of this credit facility, we are required to comply with limitations on our ability to grant liens on, or sell, our assets or the assets of our principal subsidiaries, or to carry out a restructuring. In the event of a change in control of the Company, the lenders could require immediate repayment. We currently have no significant capital expenditures or investments in progress.

At the end of 2007, our financial indebtedness included long-term debt in the amount of €200 million. Our net financial position at December 31, 2007, was €423.7 million, representing cash and short-term investments, net of long-term debt, compared to €254.9 million at December 31, 2006. Management believes that our currently available sources of liquidity will provide sufficient resources for continuing our operations for the foreseeable future.

For information on our market risks, see "Item 11: Quantitative and Qualitative Disclosures about Market Risk".

C. Research and Development, Patents and Licenses

See the discussion under "Item 4B: Business Overview – Technology, Research and Product Development" and "Item 5A: Operating Results – Consolidated Information – Research and development expenses" above.

D. Trend Information

ADDITIONAL BUSINESS HIGHLIGHTS

On January 24, 2008, we announced the launch of our new, next-generation platform, Version 6 (V6). V6 is an open platform, embracing SOA standards. V6 offers a single PLM platform for all PLM business processes, available to anybody anywhere, spanning engineering groups, businesses and end users. V6 also gives intelligent access to all product experience information no matter the data source location, with our ENOVIA MatrixOne technology built into the foundation. See "Item 4B: Business Overview – Technology, Research and Product Development".

46    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

RELEVANT ECONOMIC AND BUSINESS TRENDS

The overall economic environment has an impact on our revenue and level of business activity. We also consider trends in business investment spending and industrial production since our customers are largely composed of manufacturing companies. However, in light of the time lag between general economic cycles and business investment spending, the differing investment cycles of the various industrial sectors we serve, and the specific investment budgets and calendars of our individual customers, there is no reliable short- or mid-term correlation between these macro-economic indicators and our revenues for any particular region or period. In addition, economic indicators are frequently revised upwards or downwards, so that their forecasting ability is limited.

See also "Item 3D: Risk Factors" for further discussion of the potential effects of overall economic conditions on our business and operating results.

OBJECTIVES

We set forth below our non-GAAP financial objectives. The non-GAAP objectives set forth below do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €1 million for 2008; stock-based compensation expense estimated at approximately €18 million for 2008; and amortization expense for acquired intangibles estimated at approximately €48 million for 2008. These objectives do not include the impact of any one-time costs or any one-time real estate gain related to the anticipated relocation of our global headquarters during 2008, any new stock option or share grants, or any new acquisitions which may be completed during 2008.

•
2008 non-GAAP total revenue objective of about 10% growth in constant currencies;

•
2008 non-GAAP software revenue objective of about 12% growth in constant currencies;

•
2008 non-GAAP diluted earnings per share objective of about €2.17 to €2.22, representing about 10% to 12% growth;

•
2008 non-GAAP operating margin objective of about 27.0% to 27.5%;

•
Objectives based upon exchange rate assumptions of US$1.45 per €1.00 and JPY 160 per €1.00; and

•
2008 non-GAAP revenue range of about €1.365 billion to €1.380 billion, reflecting the exchange rate assumptions noted above.

The information above under under "Objectives" includes statements that express objectives for our future financial performance. Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar per euro exchange rate of $1.45 per €1.00 and an average Japanese yen per euro exchange rate of JPY160 per €1.00 for 2008; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. For more information regarding the risks facing our business, see "Item 3D: Risk Factors".

E. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

DASSAULT SYSTÈMES    Form 20-F 2007    47

Back to Contents

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2007:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Employee profit-sharing	€32,508	€9,622	€10,229	€7,796	€4,861
Built-to-suit lease agreement	188,913	–	12,388	37,163	139,362
Revolving loan facility(1)	250,667	9,728	19,456	19,456	202,027
Operating lease obligations	95,905	36,337	36,940	16,156	6,472

Total	€567,993	€55,687	€79,013	€80,571	€352,722

(1)
Including interest at Euribor plus 0.18% at December 31, 2007 (4.86%) per annum.

48    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

In accordance with our by-laws (statuts) and French company law, our affairs are managed by our Board of Directors, which is presided over by a chairman of the Board (Président), and our Chief Executive Officer (Directeur Général), who is a member of the Board.

BOARD OF DIRECTORS

Our Board of Directors determines our business strategy and oversees its implementation. Under French law, the Board of Directors is also responsible for, among other things, the presentation of the annual and consolidated accounts to the shareholders and for convening the general meeting of shareholders to approve such accounts. The Board of Directors must also give prior authorization for any security, pledge or guarantee granted by the Company, establish forecasted accounts, and determine the compensation of the Chairman and the CEO. In addition to decisions to be taken by the Board as a result of legal requirements, the Board in 2007 approved or reviewed partnership or acquisition transactions, reviewed the internal control deployment within the Dassault Systèmes Group and the compliance with new legal requirements relating to financial communications. Under French law, directors are liable for violation of legal or regulatory requirements applicable to a limited liability company (société anonyme), such as Dassault Systèmes S.A., for the violation of our by-laws or for mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

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

Meetings of the Board of Directors are normally convened by the Chairman of the Board of Directors and are to be held as often as required in the corporate interest. A quorum consists of at least one half of the members of the Board of Directors. Decisions are made by majority vote of the members present, deemed to be present or duly represented by other members of the Board of Directors. A director may not vote on an arrangement or contract in which he is materially interested; if he does vote, the decision will be void. Our by-laws permit any director to attend, participate in and vote at any meeting by videoconference and by other means of telecommunications, except for certain decisions as provided by French law. The Board of Directors met three times in 2007, with an attendance rate of 100%.

Our Board of Directors generally complies with all French rules and recommendations, and all applicable U.S. regulations, regarding corporate governance. In 2007, the Board performed its annual assessment of the independence of the independent directors, using information provided in response to the questionnaire sent to directors. The independent directors are Bernard Dufau, André Kudelski, Paul R. Brown, Jean-Pierre Chahid-Nourai and Arnoud De Meyer.

DASSAULT SYSTÈMES    Form 20-F 2007    49

Back to Contents

The following table sets forth the names, ages and election dates of our directors, as well as their occupations and directorships. As of the date hereof, five of the nine members of our Board of Directors are independent, as determined according to French corporate governance requirements resulting from the Bouton report and Sarbanes-Oxley and NASDAQ requirements.

Name	Age	Current position within our Company	Director since	Term expires	Other occupation and Directorships(1)	Other mandates (outside DS) expired during the last five years	Company shares owned at March 15, 2008
Charles Edelstenne	70	Chairman	1993	2011	Chairman and Chief Executive Officer (Président-Directeur Général) of Dassault Aviation French companies: Member of the Supervisory Board (Conseil de Surveillance) of Groupe Industriel Marcel Dassault SAS Director of Sogitec Industries SA Manager (Gérant) of Arie, Arie 2 and Nili and Nili 2 Foreign companies: Director of Société Anonyme Belge de Constructions Aéronautiques Chairman of Dassault Falcon Jet Corporation President of Dassault International, Inc.	Director of Dassault Réassurance and Thalès Systèmes Aéroportés	7,662,647
Paul R. Brown	57	Director	2000	2011	Dean of the College of Business and Economics at Lehigh University, Pennsylvania	Director and member of the Audit committee of Dictaphone, Inc.	2
Bernard Charlès	51	President and Chief Executive Officer ("Directeur Général")	1993	2011	Foreign subsidiaries of DS: Director and Chairman of SolidWorks Corp.; Dassault Systèmes Simulia Corp.; Dassault Systèmes Delmia Corp.; Dassault Systèmes Corp. and Dassault Systèmes K.K. President of Dassault Systèmes Canada Inc.	Director of Business Objects	86,940

50    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Laurent Dassault	54	Director	1993	2011

VP and member of the Supervisory Board (Vice-Président and Membre du Conseil de Surveillance) of Groupe Industriel Marcel Dassault SAS

French companies:

Chairman of the Supervisory Board (Président du Conseil de Surveillance) of Immobilière Dassault SA

President (Président) of Château Dassault SAS and Co-manager (co-gérant) of the SCEA La Fleur Mérissac

Director of Generali France SA; Sogitec Industries SA; Société de Véhicules Electriques SAS; Société Financière Louis Potel & Chabot; Génération Entreprise

Manager (Gérant) of Artcurial Développement

Member of the Supervisory Board (Membre du Conseil de Surveillance) of ARQANA SAS and 21 Central Partners SA

Member of the Steering Committee (Comité de suivi) of Pechel Industries SAS and Member of the Advisory Committee (Comité Consultatif) of Sagard Private Equity Partners SAS

Chairman of the Development Committee (Président du Comité de développement) of the Groupe Artcurial

Foreign Companies:

Chairman and Chief Executive Officer (Président-Directeur Général) of Dassault Belgique Aviation

Chairman of the Advisory Board of CATALYST INVESTMENTS II L.P.
					Director of Power Corporation du Canada, Kudelski SA, Banque Privée Edmond de Rothschild Luxembourg SA, Fauchier Partners Management Ltd., Lepercq, de Neuflize and Co. Inc., Terramaris SA	Manager (Gérant) of Dassault Investissements President of Dassault Falcon Jet do Brazil, Midway Aircraft Corp., Dassault Investment Fund Inc., Vina Dassault San Pedro Director of Fingen SA, Compagnie Nationale à Portefeuille, BSS Investment SA, Chenfeng Machinery, Aero Precision Repair and Overhaul Company "A-pro", NAFCO National Aerospace Stener Co., Generali Assicurazioni SpA, Industrial Procurement Services Member of the Supervisory Board (Conseil de Surveillance) of Eurazeo and Member of the Advisory Board (Comité Consultatif) of Power Private Equity Fund and Syntek Capital SA	10
Bernard Dufau	66	Director	2001	2013	Director and Chairman of the Audit Committee of France Telecom SA Director and Member of the Audit Committee of Kesa Electricals plc	Director of Team Partner Group and Mood Media. Manager (Gérant) of B. Dufau Conseil	1,000

DASSAULT SYSTÈMES    Form 20-F 2007    51

Back to Contents

André Kudelski	47	Director	2001	2013	President and Chief Executive Officer (Président and administrateur délégué) of Kudelski SA Chairman and Chief Executive Officer (Président Directeur Général) of Nagra + SA Chairman of the Board of Open TV (USA) Director of HSBC Private Bank Holding (Switzerland), Nestlé and Edipresse	Member of the Advisory Board of Crédit Suisse and of the Swiss American Chamber of Commerce	10
Thibault de Tersant	50	Senior Executive Vice President and Chief Financial Officer	1993	2011	French subsidiaries of DS: President (Président) of Dassault Systèmes Europe SAS and Dassault Systèmes HoldCo SAS Foreign subsidiaries of DS Director and Chairman of Spatial Corp. Director of SolidWorks Corp., Dassault Systèmes Delmia Corp.; Dassault Systèmes Corp.; Dassault Systèmes Israel Ltd.; SmarTeam Americas Inc.; Dassault Systèmes Simulia Corp. and Icem Ltd.	None.	9,815
Jean-Pierre Chahid-Nouraï	69	Director	2005	2011	Director of Stanislas SA	Managing Director (Administrateur Délégué) of Finanval Conseil	1,010
Arnoud De Meyer	53	Director	2005	2011	Professor and Director of the Judge Business School at the University of Cambridge, United Kingdom Director of Option International NV and Kylian Technology Management Pte. Ltd.	Director of Ancorabel, SR&DM, INSEAD (Singapore) and of INSEAD EAC Pte. Ltd.	250
(1)
Principal occupation appears first for directors whose principal employment is not at Dassault Systèmes.

Director Biographies

Charles Edelstenne was one of the founders of Dassault Systèmes in 1981 and was our Managing Director (gérant) until we were transformed into a société anonyme in 1993. From 1993 to 2002, Mr. Edelstenne was our Chairman and Chief Executive Officer (Président-Directeur Général) and since 2002, Mr. Edelstenne has served as our Chairman of the Board. Mr. Edelstenne devotes the majority of his time to his duties at Dassault Aviation, as indicated above.

Bernard Charlès has been our Chief Executive Officer (Directeur Général) since 2002, Mr. Edelstenne being since then only the Chairman of our Board. Mr. Charlès served similar executive functions since 1995 which were shared with Mr. Edelstenne. Prior to holding this position, Mr. Charlès served as our Director of Research and Strategy from 1985 to 1988 and as our Director of Research and Development from 1988 to 1995.

Thibault de Tersant has been our Senior Executive Vice President since 2003, and our Chief Financial Officer since 1988. Prior to joining us, Mr. de Tersant served as a finance executive at Dassault International. Mr. de Tersant is also a member of the Board of Directors of the DFCG (French National Association of Chief Financial Officers and Financial Controllers).

Paul R. Brown has been a certified public accountant in Pennsylvania since 1974. He is Dean of the College of Business and Economics of the Lehigh University in Bethlehem, Pennsylvania. He was formerly a professor and Chairman of the Accounting, Taxation and Business

52    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Law Department of the Leonard N. Stern Business School at New York University. Professor Brown was also the Academic Director of TRIUM Executive MBA program. He has also worked at the Yale School of Management, INSEAD and the International University of Japan and has worked for Arthur Andersen & Co. and for the Financial Accounting Standards Boards (FASB). He is also a consultant for numerous financial enterprises.

Laurent Dassault has served in management positions in the Dassault group since 1991. Mr. Dassault is Vice President of GIMD, Chairman of the Supervisory Board (Président du Conseil de Surveillance) of Immobilière Dassault and President (Président) of Château Dassault and Château La Fleur Mérissac. Prior to this, Mr. Dassault worked for 14 years in banking at Banque Vernes, Banque Parisienne Internationale and Banque Industrielle et Commerciale du Marais.

Bernard Dufau first joined IBM France as a commercial engineer and then served in various management positions. Mr. Dufau served as Chairman of the Board (Président du Conseil d'administration) of IBM France from 1996 to 2001, Chairman of the Management Board (Président du Directoire) of IBM France from 1995 to 1996, Managing Director of the Distribution Division of IBM Europe in 1994, Chief Operating Officer of IBM France from 1992 to 1994 and Sales Director of IBM France from 1989 to 1992.

André Kudelski has been President and Chief Executive Officer (Président and administrateur délégué) of Kudelski SA since 2002 and of Nagra + SA, a joint-venture of Kudelski SA and Canal +, since 1992. He first joined Kudelski SA in 1984 as an R&D engineer and was Product Manager for pay-TV products from 1989 to 1990, Managing Director of Nagravision, the pay-TV division of the group and succeeded his father as Président. In 2007, he was appointed Chairman of the Board of Open TV, a US company listed on the NASDAQ and controlled by the Kudelski Group.

Jean-Pierre Chahid-Nouraï is an independent consultant. He was general manager (administrateur délégué) of Finanval Conseil from 1992 to 2007. Former member of the Executive Team (gérance) of Michelin and Chief Financial Officer of the Michelin group, Mr. Chahid-Nouraï has also worked as an investment banker for MM. Lazard Frères et Cie., Banque Vve Morin-Pons, Financière Indosuez and S.G. Warburg and as consultant with McKinsey & Co. Inc. Mr. Chahid-Nouraï has also taught finance at ESSEC, at the Centre de formation à l'analyse financière, INSEAD and at CEDEP (the Centre européen d'éducation permanente).

Arnoud De Meyer is Director of Judge Business School and Professor in Management Studies (University of Cambridge, UK). He is also currently external member of the management board of the Department for Business, Enterprise and Regulatory Reform of the British government. Mr. De Meyer is a specialist in the Management of Innovation, a subject on which he has published numerous articles and books. He was previously a Professor of Technology Management at INSEAD and Deputy Dean of INSEAD in France in charge of Administration and External Relations. He has also taught at Waseda University and Keio Business School in Japan and created the INSEAD Campus in Singapore.

Committees of the Board of Directors

Audit Committee. In compliance with French and U.S. corporate governance rules, the Committee is composed of four independent directors: Paul R. Brown, Bernard Dufau, André Kudelski, and Jean-Pierre Chahid-Nouraï. The Chairman of the Audit Committee is Bernard Dufau and the financial expert on this Committee is Paul R. Brown.

The Audit Committee was established in 1996 to assist our Board of Directors in overseeing the quality and integrity of our financial statements and the financial reporting process, our internal accounting and financial control systems, the performance by the external auditors of their mission and our compliance with legal and regulatory requirements.

The Audit Committee is responsible for examining these matters and providing recommendations and advice to the Board in relation thereto. The Audit Committee assesses the independence and the performance of our external auditors and recommends to the Board of Directors their appointment, compensation and termination (subject to shareholders' approval under French law). The Audit Committee discusses with the external auditors the scope of the audit, pre-approves all audit-related and non-audit related services provided by the external auditors, and discusses with them the critical accounting policies used and the valuations and decisions made by management in connection with the preparation of the financial statements. Each fiscal year, the Audit Committee reviews the audited annual consolidated financial statements before making recommendations to the Board of Directors. The Audit Committee is responsible for pre-approving all related-party transactions pursuant to NASDAQ corporate governance requirements.

The Audit Committee discusses with management, the internal auditors and the external auditors the adequacy and effectiveness of our accounting and financial controls, including our policies and procedures to assess, monitor and manage business and financial risk. It is informed of the progress in our internal control project in compliance with French and U.S. regulatory requirements, particularly as regards the evaluation of internal control on financial reporting. The Audit Committee also approves annual audit plan of our internal audit department. Our internal audit director reports to the Audit Committee conclusions resulting from the audit engagements.

In 2007 the Audit Committee met three times in person; the Senior EVP and CFO, the Group CFO, the consolidation director, the internal audit director, the general counsel and the external auditors attended these meetings. In addition, in order to review quarterly earnings

DASSAULT SYSTÈMES    Form 20-F 2007    53

Back to Contents

announcements and other specific matters, the Audit committee met four times by telephone with the Senior EVP and CFO, the Group CFO and the consolidation director. The attendance rate to meetings in 2007 was 100%.

Compensation and Nomination Committee. In compliance with applicable U.S. and French corporate governance rules, the Board of Directors formed a Compensation and Nomination Committee in 2005 with two independent directors, Bernard Dufau and André Kudelski.

The principal objectives of the Committee are to: (i) propose to the Board the compensation of the Chairman and CEO; (ii) propose the calculation bases and the determination rules of the variable portion of the compensation of the Chairman and CEO and verify compliance with the determination rules; (iii) propose succession planning in the event of vacancies of the Chairman and CEO positions; (iv) examine the nomination and compensation policies for our executive officers; (v) examine our policy and make recommendations on stock option grants and other forms of stock-based incentives; (vi) review the directors fees and the method for allocating those fees among directors; and (vii) make proposals to the Board on the appointment of new directors or reappointment of current directors.

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

In 2007, the Compensation and Nomination Committee met twice in person, with an attendance rate of 100%. Based on the information provided by each director in response to a questionnaire, the Compensation and Nomination Committee confirmed to the Board that five out of the nine directors are independent. The Committee proposed to the Board the allocation of Directors' fees, stock grants for the CEO and stock options for the benefit of certain of our executive officers and employees. The Committee also advised on the compensation structure for executive officers for 2007, and the global process for granting stock options.

Based on the assessment of the implementation by the CEO in 2006 of the strategic orientations adopted previously by the Board, the Committee proposed in 2007 that the variable portion of his compensation for 2006 could be paid to the CEO; the Committee also proposed to the Board the total on-target earnings of the CEO, as well as the compensation of the Chairman, for 2007.

In 2008, it is anticipated that the Compensation and Nomination Committee will meet a minimum of two times.

Scientific Committee. The Scientific Committee is comprised of two directors, Bernard Charlès and Arnoud De Meyer, and one executive officer, Dominique Florack, our Senior Executive Vice President, Products – Research and Development, and meets at least once a year. All members of the Committee were appointed on the date of its creation. The Committee reviews the axes for research and development, examines our technological advances and makes recommendations in relation thereto. The Scientific Committee usually requests the participation at its meetings of DS employees who have the appropriate expertise in research and development or with respect to the questions being discussed.

The Scientific Committee met four times in 2007. It discussed potential applications of Dassault Systèmes software to new domains, such as consumer goods, manufacturing and life sciences. The Committee reviewed Dassault Systèmes' strategy with regard to on-line software applications and the related technological challenges, as well as opportunities which may exist to enable Dassault Systèmes to address a larger users group and raise interaction between the consumer and the product designer. The evolution of CATIA software in the domain of systems engineering was also discussed by the Scientific Committee. It is anticipated that the Scientific Committee will meet at least two times in 2008.

Board of Directors' Internal Regulation. An Internal Regulation of the Board of Directors was adopted in 2005 and regularly updated since. This Internal Regulation sets forth the composition and the functioning rules of the Board and of the committees, as well as the missions of the different committees. It provides for the usual frequency for meetings and the way meetings shall be held; the rules for timely notification of the Board of Directors with respect to events that may materially impact our prospects, forecasts or implementation of our strategy as presented to the Board; the principles of limitations on the powers of our CEO; review of the independence qualifications for Board members on an annual basis; and performance of an annual self-assessment, with, upon request of the majority of the Board members, engagement of an external party to provide a more detailed evaluation and recommendations. A first assessment exercise was carried out in 2006, which led the directors to determine certain steps to enhance its functioning. The Board made a new assessment of its functioning in 2007, with a focus on the operational enhancements. In 2007, as a result, preparation files for the Board were sent with a longer notice, the permanent information of the directors was reinforced by sending regularly and automatically certain information on the Group and by holding meetings with operating managers to address business or organization issues relating to Dassault Systèmes. The Internal Regulation reconfirms the confidentiality obligation incumbent on all Board members. Board members must comply with the insider rules established by Dassault Systèmes which prevent them from trading in any Dassault Systèmes securities when they are aware of sensitive non-public information and unless they have specifically received a preliminary advice from Dassault Systèmes Insider Committee.

54    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

The Internal Regulation states that the independent directors shall meet, in conjunction with regularly scheduled Board meetings, in executive sessions at least twice a year to discuss generally about the functioning of DS and of its Board. Two executive sessions of independent directors were held in 2007.

EXECUTIVE OFFICERS

The Chief Executive Officer has full executive authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties. These powers of the Chief Executive Officer are subject only to the powers expressly reserved to the Board of Directors or shareholders by law or by our by-laws, and are under certain circumstance subject to prior authorization of the Board of Directors or the general meeting of shareholders as specified by French law. In addition, the Internal Regulation of our Board of Directors provides that our Board of Directors shall determine, on a yearly basis, which categories of material transactions will be subject to the Board's prior approval.

The Board of Directors, at its meeting of March 28, 2008, authorized the Chief Executive Officer to take decisions without the prior approval of the Board of Directors except for (i) any significant transaction which would not come within the Company's strategy, as presented to the Board of Directors, and (ii) the following transactions, if they involved amounts beyond a specified ceiling:

•
acquisitions or sales of entities or equity interests;

•
any organic growth investment or internal restructuring transaction; and

•
any external financing (through a banking facility or transaction on the capital markets).

The Board decided also on that same date that the CEO could grant pledges, sureties or securities in the name of the Company within a global limit of 100 million euros, Board approval being required to exceed this limit.

These decisions were taken for a one-year period, until the meeting of the Board to approve the 2008 annual accounts.

The Chief Executive Officer is elected by the Board of Directors and may be removed by the Board of Directors at any time. According to our by-laws, the Chief Executive Officer may not be more than 65 years old.

The following table sets forth the names and birth dates of our executive officers in 2007 and their current positions with us:

Name	Date of Birth	Position
Charles Edelstenne	January 9, 1938	Chairman of the Board
Bernard Charlès	March 30, 1957	President and Chief Executive Officer
Dominique Florack	June 26, 1959	Senior Executive Vice President, Products – Research and Development
Thibault de Tersant	July 22, 1957	Senior Executive Vice President and Chief Financial Officer
Pascal Daloz	March 9, 1969	Executive Vice President, Strategy and Marketing
Étienne Droit	September 3, 1959	Executive Vice President, PLM Value Channel
Philippe Forestier	May 16, 1950	Executive Vice President, Network Selling
Bruno Latchague	January 28, 1957	Executive Vice President, PLM Business Transformation
Joel Lemke	January 12, 1956	Chief Executive Officer of ENOVIA
John McEleney	April 29, 1962	Chief Executive Officer of SolidWorks, until July 1, 2007
Jeff Ray	October 22, 1955	Chief Executive Officer of SolidWorks, since July 1, 2007, and Vice President Professional Channel
Muriel Pénicaud	March 31, 1955	Executive Vice President, Chief People Officer, until March 2008.

On April 1, 2008, Laurence Dors (born: March 16, 1956) was appointed as Senior Executive Vice President, Global Development & Resources.

Executive Officer Biographies

Dominique Florack has been our Senior Executive Vice President, Products – Research and Development since 2007. Mr. Florack served as our Executive Vice President, Strategy, Research and Development from 2004 to 2006, our Executive Vice President Strategy, Applications, Research and Development from 1995 to 1999. He also served as our Director of Mechanical CAD from 1994 to 1995, as Director of Strategy and Research from 1990 to 1993 and as responsible of Dassault Systèmes data base solutions from 1986 to 1989.

DASSAULT SYSTÈMES    Form 20-F 2007    55

Back to Contents

Pascal Daloz has been Executive Vice-President Strategy & Marketing since January 2007 and in charge of the activities under the brand 3DVIA since the beginning of 2008. He joined the company in 2001 as Research & Development Director and was appointed Vice President Strategy and Development in 2003. Mr. Daloz served five years at Arthur D. Little, where he was a consultant and member of Arthur D. Little's Technology Innovation Management team, and four years at Credit Suisse First Boston Technology Group, where he served as a financial analyst.

Étienne Droit has been our Executive Vice President, PLM Value Channel since 2007. Mr. Droit joined Dassault Systèmes in 1985 as a member of our CATIA Development Team and served different management positions within strategy and applications development divisions from 1987 to 1995, and was in particular appointed Director of CATIA applications products in 1991. In 1995, he became Executive Vice President of sales and services to large enterprises, a responsibility which was widened to global sales and distribution in 1997. In the context of the reinforced responsibility of Dassault Systèmes for the distribution of its products, Mr. Droit has been responsible for PLM sales through our network of resellers (our "PLM Value" distribution channel).

Philippe Forestier has been our Executive Vice President, Network Selling since 2007. Mr. Forestier joined Dassault Systèmes in 1981 as responsible engineer for development of the CATIA geometric modeler. He then served various management positions in marketing and technical support for our products until 1995 and was responsible for sales and marketing for Americas until 2001. Mr. Forestier also served as our Executive Vice President Sales and Marketing for Small and Medium Businesses (SMB) until 2002 and as our Executive Vice President Alliances, Marketing and Communications until 2006.

Bruno Latchague has been our Executive Vice President, PLM Business Transformation since 2007. In this position, he is responsible for PLM sales to large accounts, as well as for PLM solutions and services. Mr. Latchague joined us in 1987 as Manager CATIA Software Infrastructure. He then served various management functions in research and development and more particularly in the development and support of our PLM solutions. Prior to joining us, Mr. Latchague served as Manager CAD/CAM Products Support at Régie Nationale des Usines Renault.

Joel Lemke has been the Chief Executive Officer of the activities under the brand ENOVIA since its creation in 1998. He was also responsible for PLM sales in Americas from 2003 to 2006. Prior to joining us Mr. Lemke served as Vice President of Solutions in the Industrial Sector Division of IBM. During the nineteen years of his work for IBM, Mr. Lemke was responsible for strategy, product development, service, marketing and sales of materials and software.

John McEleney has been the Chief Executive Officer of SolidWorks since 2001. Mr. McEleney has been with SolidWorks since 1996 and has served in several roles, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several senior management positions at Computervision. Mr. McEleney decided to leave SolidWorks in July 2007, but remained a member of the Board of directors of SolidWorks Corp. until the end of 2007 in order to facilitate the transition of the management of the company to Jeff Ray.

Jeff Ray was appointed in July 2007 as Chief Executive Officer of SolidWorks to replace John McEleney, and at the beginning of 2008 also as Vice President Professional Channel. Mr. Ray joined SolidWorks in 2003 as Chief Operating Officer. He started at IBM where he served in several management positions during seventeen years. He then held management positions in two other US companies within the software industry: he has been Vice-President Global Solutions at Compuware Corp. and Vice-President Worldwide Field operations at Progress Software Corp. Mr. Ray graduated from the Texas University.

Muriel Pénicaud has been our Executive Vice President, Chief People Officer (Organization & Human Resources) since the end of 2002. Since 2006, Mrs. Pénicaud also serves as Chairman of the National Institute of Labour, Employment and Professional Training. Prior to joining us, Mrs. Pénicaud served as Vice President for Organization Development and Human Resources Policies at Groupe Danone. Previously she was adviser to the Minister of Labor for professional training after having held several positions within the French Ministry of Labor and in territorial administrations. Mrs. Penicaud decided to leave our company at the beginning of 2008.

On April 1, 2008, Laurence Dors was appointed as Senior Executive Vice President, Global Development & Resources. Prior to joining us, Mrs. Dors held international positions in several companies and government services. She served as General Secretary of the EADS Group beginning in 2003, as General Secretary of EADS International from 2000 to 2003, and as General Secretary of International Affairs of the Lagardère group, which subsequently became the International Directorate of Aerospatiale-Matra, from 1998 to 2000. Previously, Mrs. Dors was an advisor on international economic matters to the French Prime Minister and Minister of Economy, and held several executive management positions in the international services of the French Ministry of Economy and Finance.

To our knowledge there is no family relationship between our directors and executive officers ("mandataires sociaux") (consisting of members of the board of directors and deputy executive officers). There are no potential conflicts of interests with regards to the directors and officers' responsibilities to us and their private interests and/or other responsibilities.

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

56    DASSAULT SYSTÈMES    Form 20-F 2007

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

The following transactions, which were authorized by the Board of Directors pursuant to French law, were still in effect in 2007: (i) the insurance policy relating to the directors' and officers' liability entered into with AIG Europe on June 28, 1996; (ii) the non-exclusive and free license of the trademark ENOVIA granted to Dassault Systèmes Americas Corp. (previously, Enovia Corp.) on March 11, 1998; (iii) agreements with Bernard Charlès relating to indemnities to be paid in case of dismissal as described below under "Item 6B: Compensation"; and (iv) the agreement entered into on September 23, 2003, for the benefit of our directors to support the fees for their defense in case they would have to prepare a personal defense before a civil, criminal or administrative court in the United States in the context of an investigation against Dassault Systèmes.

B. Compensation

Our compensation program is designed to attract, motivate and retain highly qualified individuals needed to achieve our business and financial objectives. In setting forth criteria for the determination of compensation, it does so by balancing short-term and long-term financial objectives, building stockholder value and rewarding individual and corporate performance. Consistent with those criteria, the annual compensation of each executive officer includes two portions – a fixed portion and a variable portion – except for the Chairman who receives only a fixed portion. The amount of the variable portion is contingent upon the executive officer's annual performance against annual personal performance objectives defined to be consistent with our strategic orientations and with specific individual management targets. The variable portion may represent a significant part of the total compensation if the annual targets are achieved or overachieved.

Beyond their fixed and variable compensation, the French executive officers, except for the Chairman of the Board, and, since January 1, 2008, the Chief Executive Officer, are eligible for corporate profit-sharing in the same manner as other employees of the Company.

In addition, executive officers are given long-term incentives through grants of stock options, intended particularly to encourage them to act in the best interests of our shareholders. Stock options may be granted to key employees, including executive officers, of our Company, and the number of stock options granted is dependent on individual performance and level of responsibility.

The Chairman and/or the Chief Executive Officer are entitled to receive remuneration in addition to the director's fees as provided for in our by-laws, this additional remuneration being determined by the Board of Directors, upon recommendation of our Compensation and Nomination Committee.

For the Chief Executive Officer, the target variable can represent up to 100% of the fixed portion, depending on the achievement of annual performance objectives according to the strategic orientations adopted by the Board of Directors. The Board evaluates the extent of realization of the strategic objectives during the year following their presentation. In 2007, the Compensation and Nomination Committee proposed to the Board to pay the total amount of the variable compensation due for 2006 on the basis of the achievement of the objectives, corresponding to 100% of the fixed portion, which proposal was adopted by the Board.

DASSAULT SYSTÈMES    Form 20-F 2007    57

Back to Contents

The aggregate amount of gross compensation paid by us and our subsidiaries to our executive officers as a group (12 persons as identified above under Item 6A) was €6,902,234 (including under our profit-sharing plans and excluding capital gains on the resale of Dassault Systèmes' shares resulting from the exercise of stock options or the stock grants).

See "Stock Grants" and "Options to Subscribe Securities from Registrant or Subsidiaries" below for details on stock grants and stock options allocated to Dassault Systèmes' directors and executive officers. The Compensation and Nomination Committee and the Board of Directors considered that stock grants offered an additional means for associating the Chief Executive Officer with the Group's development and performance.

In accordance with French law, Dassault Systèmes' Board of Directors decided in 2007, after prior consultation with the Compensation and Nomination Committee, that the Chairman and the Chief Executive Officer shall have lock-up periods for the shares they may acquire through the exercise of stock options or stock grants. The Chairman and the Chief Executive Officer are thus required to maintain in registered form at least 15% of the total number of shares acquired through the exercise of stock options or stock grants allocated to them in 2007 and they may not sell or transfer such 15% of the shares until they have left their current functions at the Company.

The table below sets forth the total amount of gross compensation, directors' fees and other benefits paid in euro to each director by us and our subsidiaries during the 2007 fiscal year:

	Salary and Fees
						Directors' fees(1)		Total for 2006(2)
(in euros)	Fixed	Variable		Total	Other benefits		Total for 2007
Directors
Charles Edelstenne(3)	800,000	–		800,000	–	33,000	833,000	782,000	(6)
Bernard Charlès	850,000	800,000	(4)(5)	1,650,000	11,727	18,000	1,679,727	1,576,113	(6)
Thibault de Tersant	273,000	146,000	(4)	419,000	7,173	18,000	444,173	382,690	(6)
Paul R. Brown	–	–		–	–	26,000	26,000	22,500
Jean-Pierre Chahid-Nouraï	–	–		–	–	26,000	26,000	24,500
Laurent Dassault(7)	–	–		–	–	18,000	18,000	18,000
Bernard Dufau	–	–		–	–	32,000	32,000	30,500
André Kudelski	–	–		–	–	28,000	28,000	26,500
Arnoud De Meyer	–	–		–	–	22,000	22,000	20,000
Total							3,108,900	2,882,803
(1)
Directors' fees due for 2007 were paid at the very beginning of 2008.
(2)
The total amount for 2006 includes directors' fees for 2006 paid early in 2007.
(3)
In 2007, Groupe Industriel Marcel Dassault SAS paid €17,000 to Charles Edelstenne in director's fees for his role as member of its Supervisory Board.
(4)
Variable portion due for 2006. Bernard Charlès and Thibault de Tersant each also received in 2007 €31,540 under our French profit-sharing plan.
(5)
The variable portion due for 2007 and to be paid in 2008 amounts to €850,000 for Bernard Charlès.
(6)
See also "– Options to subscribe SolidWorks' shares" in the Company's 20-F for 2006.
(7)
In 2007, Groupe Industriel Marcel Dassault paid €325,000 to Laurent Dassault as gross annual salary for his services as employee and €17,000 in director's fees for his role as member of its Supervisory Board.

Our Chief Executive Officer, Bernard Charlès, is entitled to an indemnity payment, in the event he is dismissed from his present functions, according to the following conditions. This indemnity had been decided on by the Board of Directors in 2003. In compliance with the legal requirements of the French "TEPA" law of August 21, 2007, the Board defined the conditions for payment at its meeting on March 28, 2008. The amount of the payment would be based on the total amount of gross remuneration due for the two completed fiscal years preceding the date of dismissal, multiplied by the ratio of variable compensation which had been paid to Mr. Charlès during the three completed fiscal years prior to the date of dismissal as compared to the target variable compensation determined each year by the Board. However, the Board may decide that the indemnity payment would not be due in the event of exceptional circumstances seriously damaging the image or results of the Group and significantly reducing, in the opinion of the Board, the market price of the Company's shares, or in the event of misconduct other than in connection with his corporate functions (faute séparable) and incompatible with the normal exercise of his responsibilities as a Directeur général.

There is no specific retirement plan or insurance plan (régime complémentaire) put in place for the directors mentioned above. The companies controlled by Dassault Systèmes have not paid any compensation nor granted any advantages in-kind to the directors mentioned above.

Directors' fees

In consideration for their services on the Board, directors are entitled to receive director's fees (jetons de présence). Under French law the general meeting of shareholders sets the total annual amount of director's fees and the Board determines the rules for the allocation of fees among the directors. For 2007, we paid €221,000 in attendance fees to directors, of which €154,000 consisted of Board retainer fees and €

58    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

67,000 of attendance fees to members of the Board and of the Board Committees. For 2007 the allocation was based on the following: €15,000 for each director (€30,000 for the Chairman of the Board) and €1,000 per meeting of the Board attended in person; for members of the Audit Committee: €2,000 per meeting attended in person or €500 per meeting by telephone or video conference, and an additional €4,000 for the Chairman of the Audit Committee; for independent members of other Committees of the Board: €1,000 per meeting attended in person or €500 per meeting by telephone or video conference.

This year the Board will not propose to the general meeting of shareholders scheduled on May 22, 2008 a new total annual amount of director's fees, the total annual amount of director's fees set by the general meeting of shareholders on June 14, 2006 at a maximum of €250,000 being still valid for the year 2008 and following years until a new decision by the shareholders is taken.

In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

STOCK GRANTS

Pursuant to an authorization granted by our shareholders at our shareholders' meeting held on June 6, 2007, the Board of Directors decided on the same day to grant 150,000 free shares to our Chief Executive Officer, Bernard Charlès, in accordance with the recommendation of the Compensation and Nomination Committee. Such shares shall be vested at the end of an acquisition period of two years from the date of the Board which granted them subject to the condition that the CEO shall have the same duties at the acquisition date. Following the termination of this 2-year acquisition period, the CEO must hold the granted shares until the end of a new 2-year lock-up period and may not sell or transfer them during that period.

The Board of Directors had previously decided on June 14, 2006 to grant 150,000 free shares to our Chief Executive Officer with a 2-year acquisition period and a 2-year lock-up period following the 2-year acquisition period. Our Board had also granted on June 8, 2005, 150,000 free shares with a 3-year acquisition period and a 2-year lock-up period following the 3-year acquisition period. With respect to these two grants, the effective acquisition of the 300,000 free shares by our Chief Executive Officer should occur in June 2008 and those shares may not be sold or transferred during a subsequent 2-year period.

In addition to the 2-year lock-up periods mentioned above, Dassault Systèmes' Board of Directors decided in 2007, after prior consultation with the Compensation and Nomination Committee and in accordance with French law, that the Chief Executive Officer must maintain in registered form at least 15% of the total amount of shares he acquires through the exercise of stock options or the stock grants allocated to him in 2007 and may not sell or transfer such 15% of the shares until he has left his current functions at the Company.

The authorization granted to the Board of Directors by our shareholders on June 6, 2007, to grant shares to certain members of personnel or certain categories of personnel of our Company is still valid in 2008 since it was granted for a 38-month period. Taking into account the grant of free shares decided by the Board on June 6, 2007, the Board is authorized to grant a further 1,009,427 shares.

OPTIONS TO SUBSCRIBE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Options to subscribe Dassault Systèmes shares

As of December 31, 2007 and pursuant to three successive authorizations granted by our shareholders, there are 18 active stock option plans implemented by the Board of Directors for the benefit of certain of our executive officers and employees. The exercise price of stock options granted pursuant to those plans was fixed by reference to the market value of the Dassault Systèmes shares on the grant date of the stock options in accordance with the rule of minimum exercise price as prescribed by French law (80% of the average share price during the 20 trading days preceding the grant date).

Our general meeting of shareholders held on June 8, 2005 authorized the Board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital. The Board of Directors will propose for shareholder approval at the next shareholders' meeting on May 22, 2008 to replace this authorization, which will expire in 2008, with a new authorization to the Board to grant stock options for a period of 38 months.

DASSAULT SYSTÈMES    Form 20-F 2007    59

Back to Contents

The following table provides certain information on our stock options plans as of January 31, 2008.

Stock option plan	1997	1998-1	1998-2		1998-3	1998-4	1998-5	1998-8
Meeting of Board	Dec. 15, 1997	Jan. 28, 1998	Nov. 09, 1998		Nov. 09, 1998	Sept. 15, 1999	Sept. 15, 1999	Mar. 29, 2001
Shareholders' Meeting	June 06, 1997	Jan. 26, 1998	Jan. 26, 1998		Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998
Number of options granted	1,031,840	750,000	2,468,730		354,750	3,297,000	320,000	2,909,600
to mandataires sociaux(1)	160,400	0	1,039,050		0	1,841,750	0	1,672,250
to the top 10 beneficiary employees(1)	411,600	706,000	838,000		126,000	844,000	103,500	736,000
Maximum number of shares	1,031,840	750,000	2,468,730		354,750	3,297,000	320,000	2,909,600
Number of beneficiaries	362	26	1,018		296	556	290	531
Exercise price in euro	25.92	26.37	29.58		29.58	37.00	37.00	52.00
First exercise date	Dec. 15, 1999	Jan. 28, 1998	Nov. 09, 2000		Nov. 09, 1998	Sept. 15, 2001	Sept. 15, 1999	Mar. 29, 2003
Last exercise date	Dec. 14, 2007	Jan. 27, 2008	Nov. 08, 2008		Nov. 08, 2008	Sept. 14, 2009	Sept. 14, 2009	Mar. 28, 2011
Number of options exercised in 2007	413,890	2,900	349,803		21,865	56,640	16,925	0
Number of options cancelled in 2007	1,241	0	(1,000)	*	675	400	50	28,510
Number of options outstanding as of Dec. 31, 2007	0	300	1,411,122		48,438	3,096,211	99,473	2,819,490
Number of options exercised between Jan.1, 2008 and Feb. 29, 2008	0	300	11,350		3,675	0	20,950	0
Number of options cancelled between Jan. 1, 2008, and Feb. 29, 2008	0	0	0		0	500	0	1,320
Number of outstanding options as of Feb. 29, 2008	0	0	1,399,772		44,763	3,095,711	78,523	2,818,170
Number of options exercised as of Feb. 29, 2008	985,393	722,200	1,012,428		265,349	136,349	191,200	0
Number of options exercisable as of Feb. 29, 2008	0	0	1,399,772		44,763	3,095,711	78,523	2,818,170

60    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Stock option plan	1998-9	1998-10	1998-11	1998-12	2002-01	2002-02	2002-03
Meeting of Board	Mar. 29, 2001	June 29, 2001	Oct. 05, 2001	Oct. 05, 2001	May 28, 2002	May 28, 2002	Jan. 20, 2003
Shareholders' Meeting	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	Jan. 26, 1998	May 28, 2002	May 28, 2002	May 28, 2002
Number of options granted	553,300	138,000	1,387,400	328,650	1,363,563	355,300	3,325,000
to mandataires sociaux(1)	0	0	655,000	0	651,433	0	1,500,000
to the top 10 beneficiary employees(1)	176,600	116,403	424,100	101,000	454,000	139,000	1,060,000
Maximum number of shares	553,300	138,000	1,387,400	328,650	1,363,563	355,300	3,325,000
Number of beneficiaries	513	44	400	434	378	401	803
Exercise price in euro	52.00	49.00	35.00	35.00	45.50	45.50	23.00
First exercise date	Mar. 29, 2001	June 29, 2001	Oct. 05, 2002	Oct. 05, 2002	May 28, 2003	May 28, 2003	Jan. 20, 2004
Last exercise date	Mar. 28, 2011	June 28, 2011	Oct. 04, 2011	Oct. 04, 2011	May 27, 2012	May 27, 2012	Jan. 19, 2013
Number of options exercised in 2007	104,565	24,985	16,297	55,786	440	96,481	504,841
Number of options cancelled in 2007	1,000	305	1,760	438	13,572	518	1,695
Number of options outstanding as of Dec. 31, 2007	234,680	58,630	1,276,781	83,216	1,317,849	146,688	2,731,259
Number of options exercised between Jan.1, 2008 and Jan. Feb. 29, 2008	1,200	0	0	250	0	0	3,535
Number of options cancelled between Jan. 1, 2008, and Feb. 29, 2008	0	0	351	0	569	0	200
Number of outstanding options as of Feb. 29, 2008	234,480	58,630	1,276,430	82,966	1,317,280	146,688	2,727,524
Number of options exercised as of Feb. 29, 2008	216,590	71,162	74,621	187,873	440	162,786	580,101
Number of options exercisable as of Feb. 29, 2008	233,480	58,630	1,276,430	82,966	1,317,280	146,688	2,727,524

DASSAULT SYSTÈMES    Form 20-F 2007    61

Back to Contents

Stock option plan	2002-04	2002-05	2002-06	2006-01	2006-02	Total
Meeting of Board	Jan. 20, 2003	Mar. 29, 2005	Mar. 29, 2005	Oct. 9, 2006	June 6, 2007
Shareholders' Meeting	May 28, 2002	May 28, 2002	May 28, 2002	June 8, 2005	June 8, 2005
Number of options granted	675,000	967,150	232,850	1,405,700	1,325,900	23,189,733
to mandataires sociaux(1)	0	80,000	0	150,000	150,000	7,899,883
to the top 10 beneficiary employees(1)	219,000	405,000	104,000	410,000	407,000	7,781,203
Maximum number of shares	675,000	967,150	232,850	1,405,700	1,325,900	23,189,733
Number of beneficiaries	533	264	88	447	462	7,846
Exercise price in euro	23.00	39.50	39.50	47.00	47.50
First exercise date	Dec. 31, 2004	Mar. 30, 2007	Mar. 30, 2006	Oct. 10, 2009	June 7, 2010
Last exercise date	Jan. 19, 2013	Mar. 28, 2012	Mar. 28, 2012	Oct. 8, 2013	June 5, 2014
Number of options exercised in 2007	107,245	0	61,600	0	0	1,834,263
Number of options cancelled in 2007	600	15,650	4,450	33,700	10,700	114,264
Number of options outstanding as of Dec. 31, 2007	136,335	926,950	138,700	1,372 000	1,315 200	17,213,322
Number of options exercised between Jan.1, 2008 and Jan. 31, 2008	0	0	0	0	0	41,260
Number of options cancelled between Jan. 1, 2008, and Jan. 31, 2008	0	600	0	8,700	1,600	13,840
Number of outstanding options as of Jan. 31, 2008	136,335	926,350	138,700	1,363,300	1,313,600	17,158,222
Number of options exercised as of Jan. 31, 2008	492,365	5,700	65,900	0	0	5,170,457
Number of options exercisable as of Jan. 31, 2008	136,335	926,350	138,700	0	0	14,481,322

*
The negative figure is due to the reinstatement of previously cancelled options in connection with transfers of personnel among Dassault Systèmes subsidiaries.
(1)
For our mandataires sociaux (the three of our directors who are also executive officers: Charles Edelstenne, Bernard Charlès and Thibault de Tersant), the collective number of options granted is set forth under the line "to mandataires sociaux". With respect to the directors who are not mandataires sociaux, in compliance with French law, no share options have been granted. With respect to the executive officers who are not mandataires sociaux, the collective number of options granted has been included in the line "to the top 10 beneficiary employees". Disclosure of option grants in this manner is required under French law.

As of December 31, 2007, our mandataires sociaux holding options to subscribe shares of the Company were Charles Edelstenne, Bernard Charlès and Thibault de Tersant, who held options to acquire, respectively, 1,360,710 shares, 4,949,773 shares and 1,302,452 shares.

As of December 31, 2007, and since the first stock-option plan granted by the Company, the total number of stock options granted to our executive officers as identified above (twelve persons) was 13,412,683, of which 495,000 were granted during 2007. As of December 31, 2007, our executive officers had exercised, in the aggregate, 152,600 options of the option plan of December 15, 1997; 255,500 options of the option plan of November 9, 1998 (1998-2); 256,548 options of the option plan of January 20, 2003 (2002-03); and 40,000 options of the option plan of January 20, 2003 (2002-04); i.e., a total of 704 648 stock options of Dassault Systèmes. As of December 31, 2007, our executive officers held options to subscribe 11,761,435 shares of the Company.

The table below shows the stock options granted by us to each director during the 2007 fiscal year as well as the shares subscribed by each director pursuant to the exercise of Dassault Systèmes stock options during the 2007 fiscal year.

Name of the director	Number of Dassault Systèmes stock options granted	Number of Dassault Systèmes shares subscribed	Exercise price	Expiration date	Stock option plan (number)
Bernard Charlès	50,000	–	€47.50	June 5, 2014	2006-02
		120,200	€25.92	December 14, 2007	1997
Thibault de Tersant	100,000	–	€47.50	June 5, 2014	2006-02
		4,200	€25.92	December 14, 2007	1997
		70,000	€29.58	November 8, 2008	1998-2
		56,548	€23.00	January 19, 2013	2002-03

62    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

In accordance with French law, the Company's Board of Directors decided in 2007 that the Chief Executive Officer must, in addition to the two-year lock-up periods described above under "Stock Grants", maintain in registered form at least 15% of the total number of shares acquired through the exercise of stock options or stock grants allocated to him in 2007 and not sell or transfer such 15% of the shares until he has left his current functions at the Company.

The following table shows, on a global basis, (i) the total number and weighted average price of our stock options granted by us to the ten employees of Dassault Systèmes and its subsidiaries who have received the most significant number of Company stock options during the 2007 fiscal year and who are not members of the Board and (ii) the total number and weighted average price of our shares subscribed by the ten employees of Dassault Systèmes and its subsidiaries who have exercised the most significant number of Dassault Systèmes stock options during the 2007 fiscal year and who are not members of the Board:

	Total number of Dassault Systèmes stock options	Weighted average strike price	Stock option plan (number)
Stock options granted	407,000	€47.50	2006-02
Stock options exercised	683,200	€26.25	1997; 1998-2; 1998-9; 1998-12; 2002-02; 2002-03; 2002-04; 2002-06

Other than the stock options and stock grants granted as described above, we have no other outstanding securities convertible or exchangeable into, or representing the right to acquire, our shares.

At February 29, 2008, the outstanding stock options, whether vested or not, if all were exercised, would give rise to the issuance of 17,158,222 shares, representing 14.6% of our share capital. At February 29, 2008, on the basis of the closing price of our shares and ADSs on such date, €36.19 and $54.27, respectively, the exercise of outstanding vested stock options with an exercise price lower than this closing price would give rise to the issuance of 6,323,811shares, representing 5.4% of our share capital.

On July 25, 1997, as part of the SolidWorks acquisition, we issued 2,378,564 shares of the Company to SW Securities L.L.C., our wholly-owned subsidiary that holds such shares solely for the purpose of distribution to the holders of stock options and warrants previously issued by SolidWorks. Pursuant to the SolidWorks acquisition, the rights to shares of capital stock of SolidWorks under the stock options and the warrants were converted into rights to receive our shares. In 2007, 6,374 shares were issued to the SolidWorks holders of stock options and no stock options were cancelled, and as of December 31, 2007, no further stock options or warrants issued by SolidWorks prior to its acquisition by Dassault Systèmes remained outstanding. As of December 31, 2007, and February 29, 2008, SW Securities L.L.C. held 255,204 of our shares. The shares held by SW Securities L.L.C. do not have voting rights, nor are they eligible for dividends until they are distributed. See Note 11 to our consolidated financial statements.

Options to subscribe SolidWorks shares

Pursuant to a 1998 stock option plan, 6,787,365 stock options giving the right to subscribe to shares of SolidWorks were granted to employees of SolidWorks and its affiliates, including 2,800,000 stock options granted to certain of our executive officers. As of December 31, 2007, with the exception of 20,000 stock options giving the right to subscribe to 20,000 shares of SolidWorks Corp. (representing 0.08% of SolidWorks share capital) held by an employee who is not an executive officer, there are no outstanding options under this plan.

Transactions in the Company's shares by our directors and executive officers

Pursuant to article 223-26 of the règlement général of the Autorité des marchés financiers (the "AMF"), the purchase, sale, subscription or exchange of any financial instrument issued by Dassault Systèmes S.A. made by directors, executive officers or related persons of the

DASSAULT SYSTÈMES    Form 20-F 2007    63

Back to Contents

Company must be brought to the knowledge of the Company's shareholders. The table below summarizes those transactions executed in 2007 as published by the AMF.

Date and place	Directors and Officers	Nature of the transaction	Unit Price	Gross amount
Euronext Paris 01/22/2007	Muriel Penicaud	Sale	€45.22	€452,200
NASDAQ 02/20/2007	Joel Lemke	Subscription Sale	$24.50 $51.1549	$980,000 $2,046,196
Euronext Paris 03/02/2007	Etienne Droit	Purchase Sale	€23 €37.40	€230,000 €374,000
Euronext Paris 05/02/2007	Philippe Forestier	Purchase Sale	€29.58 €42.30	€443,700 €634,500
Euronext Paris 05/02/2007	Dominique Florack	Purchase Purchase Sale	€29.58 €25.92 €42.50	€1,109,250 €730,944 €2,792,250
Euronext Paris 05/02/2007	Etienne Droit	Purchase Sale	€29.58 €42.50	€532,440 €765,000
Euronext Paris 05/03/2007	Philippe Forestier	Purchase Sale	€29.58 €42.35	€443,700 €635,250
Euronext Paris 05/03/2007	Bruno Latchague	Purchase Sale	€23 €42.05	€1,380,000 €2,523,000
Euronext Paris 05/11/2007	Muriel Penicaud	Purchase	€23	€230,000
Euronext Paris 05/15/2007	Etienne Droit	Purchase Sale	€29.58 €41.90	€295,800 €415,876
Euronext Paris 05/15/2007	Thibault de Tersant	Purchase Sale	€29.58 €41.90	€1,183,200 €1,676,000
Euronext Paris 05/16/2007	Thibault de Tersant	Purchase Sale	€25.92 €42.50	€108,864 €178,500
Euronext Paris 05/16/2007	Bruno Latchague	Purchase Sale	€23 €42.10	€1,150,000 €2,105,000
Euronext Paris 05/25/2007	Etienne Droit	Subscription Sale	€29.58 €43	€1,479 €2,150
Euronext Paris 05/28/2007	Etienne Droit	Subscription Sale	€29.58 €43	€1,035.30 €1,505
Euronext Paris 05/29/2007	Etienne Droit	Subscription Sale	€29.58 €43.10	€293,285.70 €427,336.50
Euronext Paris 06/18/2007	Etienne Droit	Acquisition	€23	€230,000
Euronext Paris 07/31/2007	Etienne Droit	Subscription Sale	€29.58 €44.34	€295,800 €443,400
Euronext Paris 08/08/2007	Philippe Forestier	Subscription Sale Sale	€29.58 €44.01 €44	€1,183,200 €880,200 €880,000
Euronext Paris 08/08/2007	Etienne Droit	Subscription Sale	€29.58 €44	€295,800 €440,000
Euronext Paris 08/09/2007	Bernard Charlès	Subscription Sale	€25.92 €45	€1,560,384 €1,575,000
Euronext Paris 08/09/2007	Thibault de Tersant	Subscription Sale	€29.58 €46	€887,400 €1,380,000
Euronext Paris 09/19/2007	Bruno Latchague	Subscription Sale	€23 €45	€1,380,000 €2,700,000
Euronext Paris 09/21/2007	Etienne Droit	Subscription Sale	€29.58 €46	€295,800 €460,000

64    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Euronext Paris 09/25/2007	Thibault de Tersant	Subscription	€23	€204,125
Euronext Paris 11/15/2007	Bernard Charlès	Subscription	€25.92	€1,155,200
Euronext Paris 11/23/2007	Etienne Droit	Subscription Sale	€29.58 €38.60	€295,800 €386,000
Euronext Paris 11/29/2007	Philippe Forestier	Subscription Sale	€25.92 €41.12	€64,851.84 €102,882.24
Euronext Paris 12/06/2007 and 12/10/07	Thibault de Tersant	Subscription	€23	€1,096,479

C. Board Practices

See "Item 6A: Directors and Senior Management".

D. Employees

At December 31, 2007, our total workforce amounted to 7,459 persons, comprised of 6,362 Group employees and 1,097 independent contractors, most of whom are employees of 3D PLM Software Solutions Limited, our software development business venture in India. Headcount at year-end 2007 represented an increase of approximately 9% over 6,840 persons at year-end 2006.

The following tables show our workforce both by function and geographically for each of the past three years:

	December 31,
	2007	2006	2005
Research and Development and Maintenance	3,349	3,164	2,678
Marketing, Sales and Services	3,536	3,166	2,614
Administration and Other Functions	574	510	401
Total	7,459	6,840	5,693

	December 31,
	2007	2006	2005
Europe	3,515	3,280	2,825
Americas	2,541	2,304	2,063
Asia-Pacific region	1,403	1,256	805
Total	7,459	6,840	5,693

As of December 31, 2007, Dassault Systèmes S.A. and its direct French subsidiaries Virtools, Seemage, Athys, Dassault Systèmes Provence and Dassault Data Services had 2,349 employees in France.

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

DASSAULT SYSTÈMES    Form 20-F 2007    65

Back to Contents

relating to these matters. As required under French law, two employee representatives are entitled to be present at meetings of our Board of Directors but do not have any voting rights.

E. Share Ownership

See "Item 7A: Major Shareholders" and "Item 6B: Compensation".

At December 31, 2007, 21,533 shares of Dassault Systèmes S.A., representing 0.02% of the total number of shares outstanding at that date, were held by Group employees through a company savings plan (plan d'épargne d'entreprise).

66    DASSAULT SYSTÈMES    Form 20-F 2007

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

The percent of beneficial ownership for each shareholder is based on 117,645,813 shares as of February 29, 2008.

Name	Shares beneficially owned	Capital %	Voting %
Groupe Industriel Marcel Dassault (GIMD)	51,887,334	44.10%	46.41%
Charles Edelstenne(1)	7,658,122	6.51%	11.21%
SW Securities L.L.C.(2)	255,204	0.22%	N/A
Treasury shares(3)	63,903	0.05%	N/A
Directors and executive officers(4)	112,037	0.09%	0.09%
Public	57,669,213	49.02%	42.29%

Total	117,645,813	100.00%	100.00%

(1)
Including shares held in trust for the benefit of his family. In early March 2008, Mr. Edelstenne acquired 6,067 additional shares.
(2)
SW Securities L.L.C. is a subsidiary of SolidWorks Corporation. Voting rights and dividend rights with respect to the shares held by SW Securities L.L.C. shall not be exercised until the shares are distributed.
(3)
As of the date of filing of this annual report, the Company held 961,986 treasury shares, as a result of share repurchases effected in March 2008. See "Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers".
(4)
As a group, excluding Charles Edelstenne.

As of February 29, 2008, our share capital was divided into 117,645,813 outstanding shares and represented 136,650,396 voting rights (excluding, with respect to the number of voting rights, the shares of the Company held by SW Securities LLC and treasury shares).

As of the date of this report, the Company holds 961,986 treasury shares, which were repurchased by the Company as part of the share repurchase program authorized by the general shareholders' meeting in June 2007. These treasury shares represented approximately 0.82% of the Company's outstanding share capital as of February 29, 2008, and carry no right to vote or to dividends. For information regarding share repurchases by the Company, see "Item 10B: Memorandum and Articles of Association – Purchase of Our Own Shares" and "Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

To our knowledge, there is no agreement between the Dassault Systèmes' shareholders. Dassault Systèmes is not party to any agreement or arrangement which could trigger a change of control of the Company and has no knowledge of any such agreement or arrangement. Dassault Systèmes S.A. is not a party to any agreement with the shareholders of any other company the provisions of which may have a material impact on the price of Dassault Systèmes shares.

Our major shareholders do not have voting rights that are different from the voting rights to which any other shareholder would be entitled.

Fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder are entitled to double-voting rights. See "Item 10: Memorandum and Articles of Association – Shareholders' Meetings and Voting Rights".

DASSAULT SYSTÈMES    Form 20-F 2007    67

Back to Contents

CHANGES IN PRINCIPAL SHAREHOLDERS OVER THE PAST THREE FISCAL YEARS

The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years. Differences between the percentages of shares held and voting rights in the table below are explained by the fact that since 2002, there is a double voting right attached to the Dassault Systèmes shares held for more than two years in registered form, and shares held by SW Securities LLC do not have voting rights.

	December 31, 2007			December 31, 2006			December 31, 2005
	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %	Number of shares	Capital %	Voting %
GIMD	51,787,334	44.04	46.34	51,460,436	44.45	44.46	49,795,159	43.29	42.57
Charles Edelstenne(1)	7,658,122	6.51	11.21	7,658,122	6.61	11.84	7,658,007	6.66	12.10
SW Securities LLC(2)	255,204	0.22	–	261,578	0.23	N/A	279,391	0.24	–
Directors and Officers(3)	112,037	0.09	0.09	18,762	0.02	0.01	6,359	0.01	0.01
Public	57,791,856	49.14	42.36	56,371,392	48.69	43.68	57,299,462	49.81	45.32

Total	117,604,553	100.00%	100.00%	115,770,290	100.00%	100.00%	115,038,378	100.00%	100.00%

(1)
Including shares held in trust for the benefit of his family.
(2)
SW Securities L.L.C. is a subsidiary of SolidWorks Corporation that holds shares solely for distribution to holders of stock options and warrants issued by SolidWorks. Shares held by SW Securities L.L.C. therefore do not provide the right to vote.
(3)
As a group, excluding Charles Edelstenne. The officers are the persons identified as executive officers under Item 6 above.

In April 2007, the Caisse des Dépôts et Consignations (the "CDC"), which had acquired more than 2.5% of our share capital and voting rights in 2006, informed us, in accordance with our by-laws, that its voting rights fell below 2.5% of total voting rights, although as of February 29, 2008, it held more than 2.5% of our share capital. The investment managers Orbis Investments Management Limited and Orbis Asset Management Limited (together, "Orbis") informed us that as of November 2007, they held collectively more than 2.5% of our share capital, and that as of March 2008 they held more than 2.5% of voting rights, through the collective investment schemes which they manage. To our knowledge, there are no other shareholders (except as indicated in the table above) holding more than 2.5% of our share capital or voting rights, alone or in agreement with other shareholders.

In January 2008, we commissioned a survey on our shares from an external specialized services provider. The survey indicated that approximately 250 institutional investors (including CDC and Orbis, as mentioned above), each holding more than 2000 shares, held in the aggregate approximately 45% of our share capital as of December 31, 2007. Based upon this survey, as of December 31, 2007, the proportion of our outstanding shares, including in the form of ADSs, held by institutional investors, each holding more than 2,000 shares or ADSs, whose funds were managed from the United States was approximately 5%.

As of December 31, 2007, 60,126,268 outstanding shares (i.e. approximately 51% of the share capital) were held in registered form, representing 79,423,297 voting rights (i.e. approximately 58% of total voting rights).

At February 29, 2008, the number of record holders of our ADSs in the United States, who hold either for their own account or for the account of other beneficial owners, was 79 (including The Depository Trust Company, which itself held for the account of 14,057 other holders), and there were 2,157,174 ADSs outstanding.

Groupe Industriel Marcel Dassault SAS ("GIMD") is the principal shareholder of our Company with, as of February 29, 2008, 44.10% of the share capital and 46.41% of the voting rights of the Company. GIMD is wholly-owned by the members of the Dassault family. No other shareholder holds an equivalent or greater interest in the share capital or voting rights of the Company. Under French law, the quorum for an ordinary shareholders' meeting is one-fifth of the total number of voting shares, decisions being taken by at least a majority of the shareholders present or represented. Because GIMD owns more than one third but less than half of the shares and voting rights in the Company, under French company law, GIMD may not increase its participation by more than 2% of the total number of shares or voting rights of the Company in less than twelve consecutive months, unless it launches a tender offer on all the equity securities issued by the Company.

GIMD is not a member of our Board of Directors. Two directors of our Company, Laurent Dassault and Charles Edelstenne, are members of the Supervisory Board (Conseil de surveillance) of GIMD. These two directors are not members of the Nomination and Compensation, Audit or Scientific Committees of the Company. The quorum for holding meetings of the Board of Directors of Dassault Systèmes, comprising 9 members, is at least half of the total number of members, and Board decisions are adopted by at least a majority of the voting directors.

68    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

B. Related Party Transactions

We license our products to Dassault Aviation and certain of its subsidiaries, which is under the control of GIMD and whose President is our Chairman, using commercial terms consistent with those used by our other customers of similar size. We recorded software revenue from Dassault Aviation of €13.9 million for the year ended December 31, 2007 (€12.5 million for 2006 and €7.7 million for 2005).

We also provide services and support to Dassault Aviation and certain of its subsidiaries. This activity generated revenues of €10.1 million in the year ended December 31, 2007 (€8.2 million for 2006 and €7.5 million for 2005). See Note 17 to our consolidated financial statements.

Most of our development centers subcontract software development work to 3D PLM Software Solutions Limited ("3D PLM"), a business venture between Dassault Systèmes (30% interest) and Geometric Software Solutions Co. Ltd. (70% interest), located in India. This joint venture was created in January 2002 and provides services only to us, with Dassault Systèmes retaining the resulting intellectual property. We account for 3D PLM as an equity investment and show our share of its results under "Income from equity investees". Services purchased from 3D PLM by Dassault Systèmes amounted to €16.0 million in 2007 (€12.7 million for 2006 and €10.3 million for 2005).

Transactions requiring authorization by the Board of Directors under French law may qualify as related party transactions. These transactions are described above under "Item 6A: Directors and Senior Management – Financial and Contractual Relations between Our Company and its Directors and Executive Officers". See also Note 17 to our consolidated financial statements.

Since January 15, 2004, the Audit Committee has been responsible for pre-approving all related party transactions pursuant to NASDAQ corporate governance requirements.

C. Interests of Experts and Counsel

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    69

Back to Contents

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18: Financial Statements" for a list of financial statements contained in this report. The audited financial statements are subject to the approval of the shareholders at the next shareholders' meeting scheduled for May 22, 2008.

LEGAL PROCEEDINGS

We are involved in litigation from time to time in the ordinary course of business. We believe that there is no outstanding or threatened litigation or arbitration, including the matter described below, which has recently had or is likely to have a significant impact on our financial standing, our activities, or results.

MatrixOne, Inc., a U.S. company that we acquired in May 2006 (subsequently renamed Dassault Systèmes Enovia Corp.), is one of more than 300 companies named as defendants in coordinated class action litigation pending in federal court in New York. The consolidated amended complaint in the coordinated action, filed in April 2002, alleges, among other matters, that MatrixOne, Inc., and the other defendants violated U.S. securities laws by misrepresenting how their shares would be allocated to investors by banks underwriting initial public offerings of the issuer defendants' shares. A proposed settlement on behalf of the issuers in the coordinated litigation was approved by most of the issuer defendants, including MatrixOne, Inc., and was preliminarily approved by the trial court in September 2005. However, in light of a New York federal appeals court ruling in December 2006, which held that six focus cases involving allegations substantially similar to those asserted against MatrixOne, Inc., could not be certified as class actions, the proposed settlement between the plaintiffs and the issuers, including MatrixOne, Inc., was terminated on June 25, 2007. The plaintiffs have since filed amended complaints in the six focus cases and moved for certification of different classes in all of the pending cases. The issuer and underwriter defendants have separately moved to dismiss the amended complaints and opposed class certification in the six focus cases. With the termination of the proposed settlement, MatrixOne, Inc., intends to continue to defend the litigation vigorously.

DIVIDEND POLICY

We have paid dividends in each year since 1986. The payment and amount of dividends depend on our earnings and financial condition and such other factors as the Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the ordinary general meeting of shareholders. Dividends are paid in euro.

The Board of Directors will recommend to the shareholders at the next general meeting which shall be held on May 22, 2008, to vote for the distribution of a dividend equal to €0.46 with respect to the 2007 financial year. The remainder of the €81,394,501.62 of net profit will be allocated to retained earnings after making the required allocation to our legal reserve.

Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25% or 18%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. See "Item 10E: Taxation – Taxation of U.S. Investors – Taxation of Dividends". Prospective purchasers of ADSs or shares should consult their own advisers with respect to the tax consequences of an investment in ADSs or shares.

The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and, for financial years ending on or prior to December 31, 2003, the amount of dividends paid per share including the French avoir fiscal (before

70    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

deduction of applicable French withholding tax). See "Item 10E: Taxation". Dividends declared in respect of a given year are paid in the following year.

Year to which dividend relates(1)	Shares outstanding at year end	Dividend per share Excluding avoir fiscal(2)		Dividend per Share Including avoir fiscal(2)(3)
				(4)	(5)
2002	114,179,431	€0.33	$0.39	€0.495 or € 0.363		$0.57 or $0.42
2003	113,044,227	€0.34	$0.43	€0.51 or € 0.394		$0.64 or $0.50
2004	113,786,411	€0.38	$0.46	–	–	–
2005	115,038,378	€0.42	$0.54	–	–	–
2006	115,770,290	€0.44	$0.59	–	–	–
2007	117,604,553	€0.46	(6)	–	–	–

(1)
Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)
U.S. dollar amounts are translated at the Noon Buying Rate on the date the dividend was paid: June 22, 2004 – €0.8257 per $1.00; June 28, 2005 – €0.8280 per $1.00; July 5, 2006 – €1.2822 per $1.00; and June 27, 2007 – €1.3443 per $1.00.
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

B. Significant Changes

Except as disclosed in Item 4D: Property, Plant and Equipment with respect to a sale of property, in Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers, and in Note 20 to our consolidated financial statements, there has been no significant change to our financial condition since the date of the annual financial statements included in this report.

DASSAULT SYSTÈMES    Form 20-F 2007    71

Back to Contents

Item 9: The Offer and Listing

A. Listing Details

Our shares have been listed in France on the Paris Stock Exchange (Euronext Paris) since June 28, 1996, and we are now listed on Eurolist – Compartment A. In the United States, the shares trade in the form of ADSs. The ADSs are quoted through the NASDAQ Global Market under the symbol "DASTY." Shares issued upon exercise of our stock options during the period from January 1 through the date dividends are paid in a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP ("DASGY" on the NASDAQ and "DSYNV" on Euronext Paris). American Depositary Receipts evidencing the ADSs are issuable by JP Morgan Chase Bank, as Depositary.

The following table sets forth the high and low prices of our shares on Euronext Paris and our ADSs on the NASDAQ Global Market since 2003.

Annual High and Low Prices of shares on Euronext Paris and ADSs on the NASDAQ Global Market

	Euronext Paris €		NASDAQ U.S.$
	High	Low	High	Low
2003	39.39	19.10	46.25	21.25
2004	38.81	30.05	49.41	36.87
2005	48.75	32.40	57.52	42.15
2006	49.91	34.82	60.70	44.26
2007	50.00	35.76	68.99	49.19

Source:
Bloomberg.

Quarterly High and Low Prices of shares on Euronext Paris and ADSs on the NASDAQ Global Market

	Euronext Paris €		NASDAQ U.S.$
	High	Low	High	Low
2006
1st quarter	49.91	45.06	60.70	53.91
2nd quarter	47.88	37.74	58.12	47.50
3rd quarter	45.55	34.82	57.86	44.26
4th quarter	44.80	39.53	56.57	52.16
2007
1st quarter	42.48	37.18	55.05	49.19
2nd quarter	47.48	40.00	64.28	54.21
3rd quarter	47.40	41.00	66.06	54.94
4th quarter	50.00	35.76	68.99	53.21
2008
1st quarter	41.25	31.18	59.62	47.10

Source:
Bloomberg.

72    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Monthly High and Low Prices of shares on Euronext Paris and ADSs on the NASDAQ Global Market

	Euronext Paris €		NASDAQ U.S.$
	High	Low	High	Low
October 2007	50.00	42.39	68.99	61.91
November 2007	43.14	35.76	62.41	53.21
December 2007	41.14	37.26	59.96	53.60
January 2008	41.25	31.18	59.62	47.10
February 2008	38.50	32.50	57.50	50.75
March 2008	38.38	34.59	59.53	53.90

Sources:
Bloomberg.

EURONEXT PARIS

All Euronext Paris securities are listed and traded on a single market, which is operated by Euronext Paris. In accordance with Euronext Paris rules, shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

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

Securities listed on Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded but not executed, a closing auction at 5:35 p.m. and a "trading at last" from 5:35 p.m. to 5:40 p.m. during which transactions are recorded but not executed. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

Euronext Paris may suspend trading in a listed security if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as the Company's shares, varies by more than 10% from the previous day's closing price (reference price) and once trading has begun, Euronext Paris may suspend trading in that security for up to 42 minutes. Once trading has recommenced, further suspensions for up to 42 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. During the continuous trading session, Euronext Paris also may suspend trading for a 42-minute period if trades are bound to breach the so-called "dynamic" thresholds, set at 5% plus or minus the last traded price. Euronext Paris also may suspend trading of a security listed on the Euronext Paris – Compartment A market in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des marchés financiers ("AMF"), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

Trades of securities listed on Euronext Paris are settled on a cash basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé or "SRD") for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades aggregating at least €1 million and which are cited on the list published by Euronext Paris. Our shares are eligible for the deferred settlement service. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

DASSAULT SYSTÈMES    Form 20-F 2007    73

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

Prior to any transfer of securities held in registered form on Euronext Paris, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Euronext Paris are cleared through "clearing 21," a common Euronext platform, and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

B. Plan of Distribution

Not applicable.

C. Markets

See "Item 9A: Listing Details".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

74    DASSAULT SYSTÈMES    Form 20-F 2007

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

BOARD OF DIRECTORS

For a complete description of the powers of the directors under French law and our by-laws, see "Item 6: Directors, Senior Management and Employees".

SHARE CAPITAL

As of February 29, 2008, our share capital was €117,645,813 divided into 117,645,813 shares with a nominal value of €1.00 per share, including 63,903 treasury shares which under French law have no voting rights. All the shares are fully paid. (As of the date of filing of this annual report, the Company held 961,986 treasury shares, as a result of share repurchases effected in March 2008. See "Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers".)

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

SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

Notice of shareholders' meetings

The Company must announce general meetings of shareholders at least 35 days in advance by means of a preliminary notice which is published in France in the Bulletin des annonces légales obligatoires (BALO).

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

DASSAULT SYSTÈMES    Form 20-F 2007    75

Back to Contents

In addition, shareholders representing a majority of the share capital or voting rights may convene a meeting after a public tender offer or the acquisition of a controlling block of shares.

Additional resolutions for shareholders' meetings

Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the Board of Directors after the publication of the preliminary notice in the BALO but not later than 25 days before the shareholders' meeting by one or several shareholders holding a specified percentage of our share capital or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our Company. Shareholders wishing to submit additional resolutions must provide to the Board of Directors a certificate from their accredited intermediary evidencing their share ownership. This certificate must be issued again at midnight on the third business day before the shareholders' meeting. In addition, the workers' committee may propose additional resolutions within 10 days of the publication of the notice in the BALO.

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

Attendance and voting at shareholders' meetings

In general, each share confers on the shareholder the right to one vote. Nevertheless, based on a resolution voted by the shareholders at the extraordinary shareholders' meeting dated May 28, 2002, our by-laws provide that a double voting right will be awarded to all fully paid-up shares held in registered form for at least two consecutive years in the name of the same holder. Under French company law, treasury shares and shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or voting purposes. In the case of a capital increase by incorporation of reserves, profits or premiums, this double voting right will be attached on the date of their issuance to registered shares newly allotted to a shareholder in consideration for the old shares giving rise to such right.

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

76    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

DIVIDENDS

Legal reserve

At December 31, 2007, our legal reserve was €11.6 million.

Distribution of dividends

French companies typically pay dividends once per year. Shares issued upon exercise of our stock options during the period from January 1 through the dividend payment date of a given year will not have dividend rights with respect to such dividends and during this period will be quoted with a second CUSIP ("DASGY" on the NASDAQ and "DSYNV" on Euronext Paris). Following the dividend payment date, these shares will be assimilated to, and prospectively will entitle the holder to the same rights and benefits as shares issued before January 1.

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

On June 6, 2007, our general meeting of shareholders granted new authorizations to the Board, for a period of 26 months, to increase the share capital in accordance with the new French company law provisions. Pursuant to this delegation by our shareholders, the Board of Directors is now authorized to (i) increase the share capital, with or without preemptive subscription rights of our shareholders, by an issuance of shares and/or any other securities granting access to a portion of our share capital, provided, however, that the nominal amount of increases in the share capital to be made pursuant to this delegation may not exceed €15 million and the nominal amount of debt securities to be issued pursuant to this delegation shall not exceed a maximum of €750 million; (ii) increase the share capital by the capitalization of profits, reserves or share premiums; (iii) increase the initial amount of any capital increases by 15% in the event of

DASSAULT SYSTÈMES    Form 20-F 2007    77

Back to Contents

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

Our share capital may also be increased through grants of stock options and shares. Our general meeting of shareholders on June 8, 2005, authorized the Board to grant stock options to subscribe or to purchase our shares for a period of 38 months and with the limitation that all outstanding stock options for our shares may not at anytime exceed 20% of our share capital. The Board of Directors has proposed for shareholder approval at the next shareholders' meeting scheduled for May 22, 2008, a new authorization to grant stock options to subscribe or to purchase our shares under the same conditions as described above. At the June 6, 2007, meeting of shareholders, the Board of Directors was also authorized for a period of 38 months to grant shares representing up to a maximum of 1% of our share capital. See also "Item 6B: Compensation – Stock Grants".

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

Preemptive Subscription Rights

According to French law, if we issue securities for cash giving a right either immediately or at a later date to subscribe to new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. Thus the holder of such rights is entitled to subscribe to any issuance of securities that may increase the share capital of our Company. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris or any relevant Stock Exchange. Shareholders may notify us on an individual basis if they wish to waive their own preemptive subscription rights with respect to any particular issuance.

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

78    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

For dealings on Euronext Paris, a fee or commission is payable to the broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See "– Taxation – French Taxation – Taxation on Sale or Disposition of Shares" below.

REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

French company law provides that any individual or entity, including a holder of ADSs, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-third, eighteen-twentieths, or nineteen-twentieths of the outstanding share capital or the voting rights of a listed company in France, or whose holdings fall below any such level, must notify us within five trading days of the date it crosses the threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto. This information will be made public pursuant to the conditions set forth in the General Regulation of the AMF. Failure to comply with such legal obligation of notification will result in the suspension for two years of the voting rights attached to the shares exceeding the relevant threshold.

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

We publish the number of our shares and voting rights on our website each month.

PURCHASE OF OUR OWN SHARES

Under French law, we may not subscribe to our own shares. However, we may, directly or through an intermediary acting on our behalf, purchase our own shares in accordance with French and European Union law. Our general meeting of shareholders held on June 6, 2007, authorized the Board to implement a share repurchase program (which permits us to repurchase our shares for the purposes detailed below) limited to 10 percent of our share capital. Under this authorization, we may not buy shares at a price exceeding €60 per share (transaction fees excluded) or above a maximum aggregate amount of €500 million. This authorization expires at our next general shareholders' meeting, to be held on May 22, 2008. At the meeting on June 6, 2007, our shareholders also authorized our Board of Directors to cancel the repurchased shares, and reduce our share capital by up to 10 percent within any 24-month period. These authorizations replaced the authorizations that were granted by our shareholders at the general meeting of shareholders on June 14, 2006. No shares were repurchased under the authorizations of June 14, 2006. For information regarding share repurchases effected in March 2008 under the authorizations of June 6, 2007, see "Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

Our Board of Directors has proposed a resolution to our next general shareholders' meeting that would authorize the Board to implement a new share repurchase program in order to replace the program previously authorized. The new repurchase program is also limited to 10 percent of our share capital as of the date of the shareholder approval. We may also repurchase shares according to this authorization in the context of a tender offer, within the limits permitted under French law. This authorization would expire on the general meeting of shareholders approving the financial statements for the financial year ending December 31, 2008. Under this repurchase program, we may not buy shares at a price exceeding €60 per share (transaction fees excluded) or above a maximum aggregate amount of €500 million. At the meeting scheduled for May 22, 2008, our shareholders will also be asked by the Board of Directors to authorize the cancellation of any repurchased shares, and to reduce our share capital by up to 10 percent within any 24-month period.

The resolution to be proposed to the May 22, 2008, shareholders' meeting would permit us to use repurchased shares to:

•
Cancel the shares acquired for the purpose of increasing the profitability of shareholders' equity and earnings per share;

•
Deliver shares in payment or in exchange, particularly in the case of external growth transactions within the limit of 5% of the share capital;

DASSAULT SYSTÈMES    Form 20-F 2007    79

Back to Contents

•
Enhance liquidity in the market for our shares by means of a liquidity contract with an independent investment firm with a code of business ethics recognized by the AMF;

•
Provide shares to our employees under a profit-sharing plan, a stock plan or as a free grant of shares;

•
Ensure the coverage of our commitments resulting from rights granted to our employees and executive officers to payment in cash based on increases in the market price of our shares;

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

80    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

E. Taxation

FRENCH TAXATION

The following is a general summary of the material French tax consequences of purchasing, owning and disposing of shares by a holder that is not a resident of France and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase, ownership or disposition of the shares.

Investors are urged to consult their own tax advisers concerning the consequences of the purchase, ownership and disposition of shares.

Taxation on sale or disposition of shares. Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have not held, with their spouse, ascendants and descendants, more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to French capital gains tax on the sale or disposition of shares.

A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Taxation of dividends. In France, dividends are paid out of after-tax income.

Dividends paid to non-residents are normally subject to a 25% French withholding tax. The withholding tax rate is reduced to 18% when the dividends are paid to individuals whose tax residency is out of France in a European Union member State or in another State of the European Economic Area which has signed a tax treaty with France providing for an administrative assistance clause.

However, non-resident corporate holders, which effective place of management is situated in a European Union member State and which hold at least 15% in the share capital of our company, may benefit from an exemption of French withholding tax under certain conditions set in article 119 ter of the French tax code. Moreover when non-resident corporate holders, (i) which effective place of management is situated in a European Union member State or in a State of the European Economic Area which has signed a tax treaty with France providing for an administrative assistance clause, (ii) which hold at least 5% of our capital and voting rights and (iii) which would not be entitled to offset the French withholding tax on dividends against any tax due in their State of establishment, should such French withholding tax be levied, may benefit from an exemption of such French withholding tax in the conditions set forth in the administrative instruction 4 C-8-07, dated July 12, 2007.

In addition, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder, entitled to treaty benefits, provides the paying agent with the certificate of residence no 5000 (the "Certificate") prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the tax treaty. If a non-resident has not filed the Certificate before the dividend payment date, the French withholding tax will be levied at the rate of 25%. Such non-resident, entitled to treaty benefits, may claim a refund of the excess withholding tax by filing both the Certificate and the Treasury form no 5001 before December 31 of the second year following the year during which the dividend was paid.

DASSAULT SYSTÈMES    Form 20-F 2007    81

Back to Contents

Moreover, French resident individuals are entitled to a tax credit equal to 50% of all dividends received within one year (the "Tax Credit"), capped at €230 per year for married couples and members of a civil union subject to joint taxation and €115 per year for single persons, widows or widowers, divorcees, married persons or members of a civil union subject to separate taxation. Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, depending on the provisions of the tax treaty possibly entered into between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the procedures for claiming the refund of the Tax Credit to non-resident individuals and individual investors are urged to consult their own tax advisers in this respect.

The following countries have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a refund of the Tax Credit.

Australia	Ghana	Luxembourg	New Zealand	Switzerland
Austria	Great Britain	Malaysia	Niger	Togo
Belgium	Iceland	Mali	Norway	Turkey
Bolivia	India	Malta	Quebec	Ukraine
Brazil	Israel	Mauritius	Saint-Pierre-et-Miquelon	United States
Burkina	Italy	Mayotte	Senegal	Venezuela
Canada	Ivory Coast	Mexico	Singapore
Estonia	Japan	Namibia	South Korea
Finland	Latvia	Netherlands	Spain
Gabon	Lithuania	New Caledonia	Sweden

Estate and gift tax. France imposes estate and gift tax on shares of a French that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Wealth tax. Individuals who are not residents of France for purposes of French taxation are not subject to French wealth tax (impôt de solidarité sur la fortune) as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is less than 10% of the corporation's share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

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

82    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, pension funds, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADS as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules are not discussed herein. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, the Treaty, rulings, judicial decisions, administrative pronouncements, and the practice of the French tax authorities. This summary is subject to any changes to (or changes in the interpretation of) U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Holders should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The statements of U.S. and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

TAXATION OF DIVIDENDS

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France (an "Eligible U.S. Holder") is normally reduced to 15%. Dividends paid to such Eligible U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Eligible U.S. Holder complies with the "Simplified procedure" described below. Otherwise, the excess withholding tax may be refund under the "Normal procedure" described below.

•
Simplified procedure: A French Treasury form 5000 certifying your tax residency (the "Certificate") must be completed by the United States tax authorities and sent before the effective payment of dividends to the financial institution acting as custodian for your shares of record. Once the financial institution receives the Certificate, and before the effective payment of dividends, it will inform the French dividend payer of the amount of dividends with respect to which you are entitled to the reduced withholding tax rate.

•
Normal procedure: If you are not able to send the Certificate before the effective payment of dividends, you will be subject to the normal 25% withholding tax, but may then claim a refund from the French tax authorities of the excess withholding tax by completing the Certificate and the French Treasury form 5001 and send them to the French tax authorities before December 31 of the second year following the year during which the dividends were paid.

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

U.S. FEDERAL INCOME TAX

For U.S. federal income tax purposes, the gross amount of your distribution (including the related French tax credit paid to a U.S. Holder and before deduction of any French tax withheld), will be taxable as dividend income to a U.S. Holder, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the U.S. Holder, in the case of shares, or by the depositary, in the case of ADSs. No dividends received deduction will be allowed to U.S. corporate Holders with respect to dividends paid by us. For foreign tax credit limitation purposes, for taxable years beginning after December 31, 2006, dividend income generally will constitute foreign source "passive category income" or in the case of certain U.S. Holders, "general category income." The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not recognize any foreign currency gain or loss upon conversion. If the euros are not converted in to U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Such U.S. Holder will be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon a subsequent conversion or other disposition of the euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the treaty rate of 15%. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual method taxpayers are urged to consult their own tax advisors in this regard.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on the payment of any related French tax credit is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against a

DASSAULT SYSTÈMES    Form 20-F 2007    83

Back to Contents

U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax or a dollar-for-dollar basis as does a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. U.S. Holders are urged to consult their own tax advisors concerning their eligibility for benefits under the Treaty and whether, and to what extent, a foreign tax credit will be available.

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

TAXATION OF CAPITAL GAINS

A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty, and who does not hold the ADSs or shares in connection with a permanent establishment or fixed base in France, will not be subject to French tax on any capital gain from the sale or other disposal of ADSs or shares. Special rules apply to individuals who are residents of more than one country.

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

84    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

I. Subsidiary Information

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    85

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

INTEREST RATE RISK

Except for their impact on the general economic environment, which is difficult to assess, we believe that changes in interest rates in 2007 did not materially affect our revenue and earnings before financial income. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue.

We generate positive cash flows from operations and have some financial obligations (e.g., credit facilities, employee profit-sharing), but our cash position net of debt is positive throughout the year. We sometimes use bank overdrafts, for non-significant amounts, for which the interest rate is a variable market rate.

In December 2005, we signed a 5-year variable rate revolving credit facility for up to €200 million, with two options for one-year extensions, one of them having been exercised in 2006 and the other one in 2007, and we entered into interest rate swap agreements in connection with this facility. These swap agreements have the economic effect of modifying our forecasted interest obligations relating to this facility until 2010 so that the interest payable effectively becomes fixed at a rate of 3.36% per annum during the period covered by the swap agreements. Under the terms of the credit facility, we are subject to limitations on granting liens on, or selling, Company assets or the assets of our principal subsidiaries, and on restructurings involving the Company. A change in control of the Company triggers early reimbursement of amounts outstanding under the facility. We drew down the entire €200 million from the facility on March 15, 2006 to finance the acquisition of MatrixOne, Inc.

Financial revenue is composed in part of interest income from cash and cash equivalents, as well as from short-term investments. As a result, it is sensitive to fluctuations in interest rates. As of December 31, 2007 cash and cash equivalent and short-term investments totaled €626.6 million, including €539.6 million sensitive to fluctuations in interest rates mostly in euro and U.S. dollars. With all other variables held constant, a change in interest rates of 100 basis points would have had an impact of €3.5 million on financial income, positive if the interest rates rise, negative if they decrease. As of December 31, 2006 cash and cash equivalent and short-term investments totaled €459.2 million, including €415.5 million sensitive to fluctuations in interest rates mostly in euro and U.S. dollars. With all other variables held constant, a change in interest rates of 100 basis points would have had an impact of €2.7 million on the financial income, positive if the interest rates rise, negative if they decrease. In addition, a change in interest rates of 100 basis points would not have had a significant impact on the fair value of the swap agreements.

In 2007, for cash management purposes, we did not invest in any common shares. We invested a non-significant part of our cash in funds directly invested in stocks. Our financial results are therefore not significantly directly linked to stock market variations.

The following table presents the notional amount and fair value of interest rate financial instruments at December 31, 2007 and 2006:

	Year ended December 31, 2007		Year ended December 31, 2006
(in thousands of euros)	Notional amount	Fair value	Notional amount	Fair value
Euro interest rate swap	€200,000	€6,386	€200,000	€5,672

We follow a conservative policy for investing our cash resources, mostly relying on short-term, investment grade investments. Investment rules are determined and controlled by the treasury department of the parent company.

86    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

FOREIGN CURRENCY EXCHANGE RISK

As a result of significant operations in the United States of America, in Europe and in Japan, our financial position can be affected significantly by movements in USD/euro and in JPY/euro exchange rates since our revenue is primarily invoiced in U.S. dollars, euro and Japanese yen.

Under the IBM marketing and sales agreement, the royalties we receive for the products distributed by IBM are generally set in the local currency of the end purchaser, and then remitted to us by IBM in U.S. dollars based on conversion rates adjusted monthly. Our resellers pay us in different currencies, primarily euro and U.S. dollars. In addition, we incur expenses in several currencies, through our suppliers and employees in different countries. Finally, we engage in mergers and acquisitions outside the euro zone and may lend money in different currencies to our fully or partially owned subsidiaries. As a result, our results of operations may be affected by changes in exchange rates, particularly between the U.S. dollar or the Japanese yen and the euro.

To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially offset by our U.S. dollar expenses. Our net exposure in Japanese yen is more significant. In 2007, revenue denominated in U.S. dollars represented approximately 38% of total revenue, compared with 39% in 2006 and 2005, after taking into account the monthly conversion by IBM of royalties coming from end purchaser payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 43% of total operating expenses in 2007, compared with 45% in 2006 and 38% in 2005.

As a result, our net operating exposure to U.S. dollars was limited to €46.5 million in 2007 (4% of our revenue), and this exposure was in part hedged through market instruments at a level of €1.5 million, as further described below. The U.S. dollar decreased on average by 9% in 2007 and 1% in 2006 having a negative impact on our operating income, while it was on average flat and had no significant impact in 2005.

Our net operating exposure to Asian currencies, principally to Japanese yen, amounted to €163.3 million in 2007 (13% of our revenue), and this exposure was in part hedged through market instruments at a level of €1.9 million, as further described below. In 2007, 2006 and 2005, the Japanese yen depreciated 10%, 7% and 2% against the euro, respectively, compared to the respective preceding year, with a negative impact on our operating income.

Currency fluctuations may impact financial revenue as well as revenue and expenses. The main items of financial revenue subject to fluctuations linked to exchange rates are:

•
the difference between the exchange rate used to record invoices and expenses in foreign currencies and the exchange rate when we receive or make the payment; and

•
the revaluation of assets denominated in foreign currencies.

We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out or formally approved by the parent company and all hedging transactions and our net exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2007, the euro value of our revenue, operating expenses and net position, before and after hedging, denominated in U.S. dollars, Japanese yen together with Korean won and other currencies, principally the euro.

	Year ended December 31, 2007
(in thousands of euros)	U.S. dollars	Japanese yen, Korean won and other Asia-Pacific currencies	Euro and others
Revenue	481,349	220,724	556,775
Operating expenses	434,804	57,423	513,900
Net position	46,545	163,301	42,876
Hedge(1)	1,545	1,936	4,557

Net position after hedge	45,000	161,365	38,319

(1)
Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

With all other variables held constant, movements in euro/USD exchange rates by +10% or -10% would have had an impact of €(4.2) and €4.7 million on operating income, respectively, as of December 31, 2007. In addition, with all other variables held constant, movements in euro/JPY exchange rates by +10% or -10% would have had an impact of €(14.8) and €16.3 million on operating income, respectively, as of December 31, 2007.

DASSAULT SYSTÈMES    Form 20-F 2007    87

Back to Contents

The following table presents the notional amount and market value of foreign currency financial instruments at December 31, 2007 and 2006:

	Year ended December 31, 2007		Year ended December 31, 2006
(in thousands of euros)	Notional amount	Fair value	Notional amount	Fair value
Forward exchange contract USD/euro – sale(1)	37,703	356	38,883	179
Forward exchange contract JPY/euro – sale(2)	8,489	496	1,483	204
Collars USD/euro	–	–	3,846	69
Forward contract GBP/euro – sale(3)	–	–	1,426	(60)
Dual forward contract	–	–	1,000	(7)

(1)
See Note 14 to our consolidated financial statements.
(2)
"JPY" means Japanese yen.
(3)
"GBP" means British pound.

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

88    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 12: Description of Securities Other than Equity Securities

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    89

Back to Contents

PART II

90    DASSAULT SYSTÈMES    Form 20-F 2007

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

Item 15: Controls and Procedures

(a)
Disclosure Controls and Procedures.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2007.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Based on this assessment, management concluded that as of December 31, 2007 our internal control over financial reporting was effective.

DASSAULT SYSTÈMES    Form 20-F 2007    91

Back to Contents

PricewaterhouseCoopers, which audited our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report of the effectiveness of the Company's internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c)
Attestation Report of the Registered Public Accounting Firm.

See the Report of Independent Registered Public Accounting Firm on page F-1.

(d)
Changes in Internal Control Over Financial Reporting.

During 2007, there were no changes in our internal control over financial reporting.

Item 16: [RESERVED]

Item 16A: Audit Committee Financial Expert

The Board of Directors has determined that Paul R. Brown, Audit Committee member and independent member of our Board of Directors, is an "audit committee financial expert" as defined by the Sarbanes-Oxley Act of 2002 and Item 16.A of Form 20-F.

Item 16B: Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and other senior members of the management of Dassault Systèmes S.A. and the main Dassault Systèmes companies. This code of ethics is incorporated by reference to Exhibit 11 to our 2003 Annual Report on Form 20-F, filed on June 30, 2004.

92    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 16C: Principal Accountants Fees and Services

PricewaterhouseCoopers Audit served as our independent public accountant for each of the fiscal years ended December 31, 2007 and 2006.

The following table presents the aggregate audit fees, audit-related fees and fees for other professional services rendered to us by PricewaterhouseCoopers in 2007 and 2006.

	2007		2006
	PricewaterhouseCoopers Audit		PricewaterhouseCoopers Audit
(in euros, except percentages)	Fee amount	Percentage of total fees	Fee amount	Percentage of total fees
Audit fees(1)	€2,911,779	94.7%	€2,801,538	86.0%
Audit-related fees(2)	€121,310	3.9%	413,506	12.7%
Tax fees(3)	€42,308	1.4%	42,028	1.3%
All other fees	–	–	–	–

Total	€3,075,397	100.0%	3,257,072	100.0%

(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF).
(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include due diligence services related to acquisitions, consultations concerning financial accounting and reporting standards, attestation services not required by statute or regulation, and information system reviews.
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

During 2007, none of the Audit-related fees, Tax fees and All other fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

DASSAULT SYSTÈMES    Form 20-F 2007    93

Back to Contents

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information regarding stock repurchases effected by the Company since January 1, 2007.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
February 1 – 29, 2008	63,903 shares	€36.11	63,903 shares	11,530,368 shares
March 1 – 31, 2008	898,083 shares	€36.43	898,083 shares	10,632,285 shares
Total	961,986 shares	€36.41	961,986 shares	10,632,285 shares

(1)
The repurchase plan was publicly announced on May 29, 2007 and provided for the repurchase of up to a maximum of 11,594,271 shares, representing 10% of the share capital of the Company at the date of the shareholders' meeting approving the plan (June 6, 2007). This repurchase plan will expire at our next shareholders' meeting scheduled for May 22, 2008, when another plan will be proposed by the Board of Directors for approval by the shareholders (see above "Item 10B: Memorandum and Articles of Association – Purchase of Our Own Shares"). There were no other repurchase plans in existence by the Company during the period covered by the table above.

Of the 961,986 shares repurchased, 300,000 shares (purchased for an average price of €37.45 per share) have been designated for use in providing the shares covered by the grants of free shares decided in 2005 and 2006 (see "Item 6B: Compensation – Share Grants"), and the remainder (purchased for an average price of €35.94 per share) have been designated for cancellation.

94    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

PART III

DASSAULT SYSTÈMES    Form 20-F 2007    95

Back to Contents

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this Annual Report on Form 20-F.

96    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Item 19: Exhibits

1.1	Dassault Systèmes' by-laws, as adopted at the Ordinary Shareholders' Meeting on June 6, 2007 (Unofficial English translation) (incorporated by reference from Exhibit 1.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on May 29, 2007).
†4(a).1	Amended and Restated License Agreement for the Use and Marketing of Programming Materials between International Business Machines Corporation and Dassault Systèmes (incorporated by reference from Exhibit 10.1 to Amendment No. 1 to our Registration Statement on form F-1 (Registration No. 333-04970), filed with the SEC on June 24, 1996), as amended by the amendments filed with the SEC as exhibits to our Annual Reports on Form 20-F for each of the years ended December 31, 1996, through December 31, 2006 (the "IBM Agreement").
†4(a).2	Amendment 159, dated December 12, 2007, to the IBM Agreement.
†4(a).3	Amendment 160, dated December 12, 2007, to the IBM Agreement.
†4(a).4	Amendment 161, dated October 10, 2007, to the IBM Agreement.
†4(a).5	Amendment 162, dated December 26, 2007, to the IBM Agreement.
†4(a).6	Amendment 163, dated December 26, 2007, to the IBM Agreement.
*4(c).1	Amendments, in the form of an unofficial English-language translation of the relevant portions of the minutes from the March 28, 2008, Board of Directors meeting, to the relevant preceding Board minutes and employment contract, which are incorporated herein by reference to Exhibits 4(c).1 and 4(c).2 to our Annual Report on Form 20-F for 2003.
**11	Incorporated by reference.
12.1	Certification of Bernard Charlès, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Thibault de Tersant, Senior Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Bernard Charlès, President and Chief Executive Officer of Dassault Systèmes S.A. and Thibault de Tersant, Senior Executive Vice President and Chief Financial Officer of Dassault Systèmes S.A. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15(a).1	Consent of PricewaterhouseCoopers Audit.

For a list of our direct subsidiaries, see Note 18 to our consolidated financial statements for the year 2007.

†
Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*
The relevant portions of the minutes from the September 23, 2003 Board of Directors meeting and Mr. Charlès's amended employment contract, which are incorporated by reference herein, were filed as Exhibits 4(c).1 and 4(c).2 to our 2003 Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on June 30, 2004.
**
The Code of Ethics was filed as Exhibit 11 to our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on June 30, 2004.

DASSAULT SYSTÈMES    Form 20-F 2007    97

Back to Contents

Signature

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTÈMES S.A.

Date: April 4, 2008

/s/ Thibault de Tersant
Thibault de Tersant
Senior Executive Vice President and Chief Financial Officer

98    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Dassault Systèmes:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Dassault Systèmes and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 in this form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Audit
Neuilly-sur-Seine, France, March 31, 2008

DASSAULT SYSTÈMES    Form 20-F 2007    F-1

Back to Contents

Consolidated Balance Sheets

		December 31,
(in thousands)	Notes	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	(Note 2)	€597,246	€408,746
Short-term investments	(Note 2)	29,351	50,524
Trade accounts receivable, net of allowance for doubtful accounts of €4,485 in 2007 and €5,111 in 2006	(Note 7)	319,968	303,606
Deferred tax assets	(Note 15)	18,218	38,000
Prepaid expenses and advances		19,907	24,499
Other current assets		76,056	52,157

Total current assets		1,060,746	877,532

Property and equipment, net	(Note 3)	61,132	63,872
Investments and loans receivable	(Note 4)	2,479	1,437
Deferred tax assets	(Note 15)	15,476	79,141
Intangible assets, net	(Note 6)	347,820	378,221
Goodwill	(Note 6)	463,493	455,836

Total assets		€1,951,146	€1,856,039

		December 31,
(in thousands)	Notes	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		€48,419	€52,189
Accrued wages and other personnel costs		113,605	103,695
Unearned revenue		207,529	170,603
Income taxes payable		2,626	4,283
Deferred tax liabilities	(Note 15)	8,329	8,036
Other current liabilities		64,994	58,955

Total current liabilities		445,502	397,761

Non-current obligations:
Deferred tax liabilities	(Note 15)	39,245	92,631
Borrowings	(Note 8)	200,000	200,000
Other non-current liabilities		69,369	54,622

Total non-current obligations		308,614	347,253

Commitments and contingencies	(Note 9)	–	–
Minority interest		1,274	980
Shareholder's equity:	(Note 16)
Common stock		117,604	115,770
Additional Paid in capital		239,506	172,793
Retained earnings		1,025,745	907,747
Accumulated other comprehensive loss		(187,099)	(86,265)

Total shareholders' equity		1,195,756	1,110,045

Total liabilities and shareholders' equity		€1,951,146	€1,856,039

The accompanying notes are an integral part of these consolidated financial statements.

F-2    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Consolidated Statements of Income

		Year ended December 31,
(in thousands, except per share data)	Notes	2007	2006	2005
Revenue:
New licenses revenue		€417,506	€432,170	€375,520
Periodic licenses, maintenance and product development revenue		645,846	530,948	408,035

Software revenue	(Note 7)	1,063,352	963,118	783,555
Services and other revenue		195,497	194,680	150,958

Total revenue		1,258,849	1,157,798	934,513

Cost of software revenue (excluding amortization of acquired intangibles)		(52,991)	(49,605)	(26,847)
Cost of services and other revenue		(156,301)	(143,713)	(115,288)
Research and development		(302,922)	(299,864)	(250,019)
Marketing and sales		(349,975)	(295,988)	(223,029)
General and administrative		(97,139)	(83,655)	(58,596)
Amortization of acquired intangibles	(Note 6)	(46,799)	(39,028)	(9,753)

Total operating expenses		(1,006,127)	(911,853)	(683,532)

Operating income		252,722	245,945	250,981

Financial revenue and other, net	(Note 13)	6,053	3,580	14,908
Income from equity investees		1,277	1,033	1,017

Income before income taxes		260,052	250,558	266,906

Income tax expense	(Note 15)	(81,279)	(70,810)	(90,847)
Minority interest		(290)	54	(597)

Net income		€178,483	€179,802	€175,462

Basic net income per share	(Note 16)	€1.53	€1.56	€1.54
Diluted net income per share	(Note 16)	€1.49	€1.51	€1.49

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES    Form 20-F 2007    F-3

Back to Contents

Consolidated Statements
of Cash Flows

	Year ended December 31,
(in thousands)	2007	2006	2005
Cash flows from operating activities
Net income	€178,483	€179,802	€175,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	24,688	24,951	17,713
Amortization of intangible assets	50,531	40,740	13,703
Gain on disposal of investment in MSC	–	–	(14,705)
Impairment charge	–	796	14,324
Deferred income taxes	15,923	(30,371)	(3,794)
Tax benefits from employee stock-option plans	1,029	14,184	3,169
Excess tax benefits from share-based payments	(1,029)	(14,184)	–
Non-cash share-based payment expense	17,963	11,621	1,141
Exchange loss on receivables/debts in foreign currency	–	20,200	–
Other	5,878	1,271	1,365

Changes in current assets and liabilities:
(Increase) in trade accounts receivable	(32,905)	(14,056)	(21,241)
(Increase) decrease in other current assets	(9,450)	2,518	(8,716)
Increase in accounts payable and accrued expenses	10,670	4,341	13,606
(Decrease) increase in income taxes payable	(10,696)	(5,547)	2,889
Increase in unearned revenue	52,589	28,151	15,613
Increase (decrease) in other current liabilities	6,648	(4,616)	(13,799)

Net cash provided by operating activities	310,322	259,801	196,730

Cash flows from investing activities
Additions to property, equipment and intangibles	(30,123)	(25,851)	(43,190)
Purchases of short-term investments	(26,986)	(20,607)	(15,362)
Proceeds from sales and maturities of short-term investments	46,128	38,609	13,263
Payment for acquisition of businesses, net of cash acquired	(75,880)	(260,862)	(329,364)
Proceeds from sale of investments	–	–	21,132
Increase in long-term receivables	–	–	(2,329)
Other	19	128	91

Net cash used in investing activities	(86,842)	(268,583)	(355,759)

F-4    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Consolidated Statements
of Cash Flows (continued)

	Year ended December 31,
(in thousands)	2007	2006	2005
Cash flows from financing activities
Borrowings	–	200,000	–
Proceeds from exercise of stock options	47,042	23,810	29,276
Repurchase of SolidWorks shares, net of option exercises (Note 12)	–	(63,243)	(29,222)
Cash dividends paid	(50,827)	(48,200)	(43,120)
Principal payments on capital lease obligations	(433)	(1,689)	(1,878)
Excess tax benefits from share-based payments	1,029	14,184	–

Net cash provided by (used in) financing activities	(3,189)	124,862	(44,944)

Effect of exchange rate changes on cash	(31,791)	(20,486)	26,756
Increase (decrease) in cash and cash equivalents	188,500	95,594	(177,217)

Cash and cash equivalents at beginning of period	408,746	313,152	490,369

Cash and cash equivalents at end of period	€597,246	€408,746	€313,152

Supplemental disclosure
Income taxes paid	€66,307	€91,373	€88,131
Cash paid for interest	€7,538	€6,111	€1,443

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES    Form 20-F 2007    F-5

Back to Contents

Consolidated Statements
of Shareholders' Equity

	Share capital issued
(in thousands, except number of shares)	Number of Shares	Stated value	Additional Paid in capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total
January 1, 2005	113,786,411	113,786	77,107	643,803	(75,447)	759,249

Net income				175,462		175,462
Other items of comprehensive income, net of tax					41,802	41,802
Total comprehensive income						217,264
Exercise of stock options (Note 12)	1,251,967	1,252	32,782			34,034
Dilution gain on SolidWorks			12,391			12,391
Other stock transactions			3,118			3,118
Tax benefits (Note 15)			3,169			3,169
Cash dividends paid (€0.38 per share)				(43,120)		(43,120)
December 31, 2005	115,038,378	115,038	128,567	776,145	(33,645)	986,105

Net income				179,802		179,802
Other items of comprehensive income, net of tax					(56,448)	(56,448)
Total comprehensive income						123,254
Adjustment to initially apply SFAS No. 158, net of tax					3,828	3,828
Exercise of stock options (Note 12)	731,912	732	18,139			18,871
Share-based payment expense (Note 12)			11,621			11,621
Other stock transactions			282			282
Tax benefits (Note 15)			14,184			14,184
Cash dividends paid (€0.42 per share)				(48,200)		(48,200)
December 31, 2006	115,770,290	115,770	172,793	907,747	(86,265)	1,110,045

Net income				178,483		178,483
Other items of comprehensive income, net of tax					(100,834)	(100,834)
Total comprehensive income						77,649
Adjustment to initially apply FIN No. 48				(9,658)		(9,658)
Exercise of stock options (Note 12)	1,834,263	1,834	47,721			49,555
Share-based payment expense (Note 12)			17,963			17,963
Tax benefits (Note 15)			1,029			1,029
Cash dividends paid (€0.44 per share)				(50,827)		(50,827)

December 31, 2007	117,604,553	117,604	239,506	1,025,745	(187,099)	1,195,756

The accompanying notes are an integral part of these consolidated financial statements.

F-6    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Consolidated Statements
of Comprehensive Income

	Year ended December 31,
(in thousands)	2007	2006	2005
Net income	178,483	179,802	175,462
Other items of comprehensive income:
Available for sale securities	(86)	–	461
Derivative gains on cash-flow hedges	714	5,672	–
Minimum pension liability	–	(1,490)	(842)
Actuarial gains and losses	(1,596)	–	–
Foreign currency translation adjustment	(100,340)	(59,213)	41,863
Income tax relating to component of other comprehensive income	474	(1,417)	320
Other comprehensive income, net of tax	(100,834)	(56,448)	41,802
Total comprehensive income	77,649	123,354	217,264

The accompanying notes are an integral part of these consolidated financial statements.

DASSAULT SYSTÈMES    Form 20-F 2007    F-7

Back to Contents

Dassault Systèmes
Notes to the Consolidated Financial
Statements for the Years Ended
December 31, 2007, 2006 and 2005

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Dassault Systèmes, which refers to Dassault Systèmes S.A. and its subsidiaries (the "Company"), develops 3D and Product Lifecycle Management ("PLM") software solutions powered by three-dimensional (3D) representation. The Company's strategic mission is to provide software solutions and consulting services that enable its customers to innovate in products and services; accelerate product design in order to satisfy market demand; create and manufacture products more cost effectively; and simulate their end-customers' experiences.

The Company operates in two segments, the "Process-centric or PLM" segment and the "Design-centric or Mainstream 3D" segment. The "Process-centric" segment is dedicated to PLM software solutions. PLM solutions are organized around five of the Company's brands: CATIA for virtual product design, SIMULIA for virtual testing, DELMIA for virtual production, ENOVIA for global collaborative lifecycle management, and 3DVIA for online lifelike experiences. The "Mainstream 3D" segment is dedicated to customers primarily focused on product design solutions. The Company primarily addresses the Mainstream 3D market with its SolidWorks software applications for productive and easy-to-use 3D mechanical design. Its products and solutions are designed to capitalize on the significant migration opportunity of 2D users to 3D design. The Company largely markets and sells its software solutions through indirect selling channels. With respect to the sales of the Company's PLM solutions, International Business Machines Corporation ("IBM") has been a long-standing strategic sales partner.

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

F-8    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

The Company's agreement with IBM provides for increases in the share of licensing revenue to be retained by IBM if certain annual growth targets are met by IBM. This incentive is also linked to IBM meeting a certain level of sales and marketing expenses for the distribution of CATIA and ENOVIA. This incentive is recorded as a reduction to software revenue.

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

DASSAULT SYSTÈMES    Form 20-F 2007    F-9

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

Services and Other Revenue – Services and other revenue consists primarily of fees from consulting, services and training, commissions received in connection with our sales support activities, and revenue generated by hardware resale activities. Services generally do not require significant modification or customization of software products and are accounted for separately to the extent they are not essential to the functionality of software products. Service revenues derived from time and material contracts are recognized as time is incurred. Service revenues derived from fixed price contracts are generally recognized using a percentage of completion basis. For customer support contracts, when no performance pattern is discernible, revenue is recognized ratably over the term of the contract, generally one year, on a straight-line basis. Commissions are recognized when earned. Revenue derived from hardware resale activities is recognized upon delivery.

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

GOVERNMENT GRANTS

The Company receives grants from various governmental authorities to finance certain research and development activities (including tax research credits in France that are treated as government grants because they are realizable in cash in the event the Company has insufficient income tax payable). Government grants are recognized as a reduction of research and development costs when the qualifying research and development activities have been performed and there is reasonable assurance that the grants will be received. Government grants amounting to €8.4 million, €5.8 million and €1.8 million were recorded as a reduction to research and development expenses in 2007, 2006 and 2005, respectively.

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

Investments – Investments include, principally, available-for-sale equity securities at fair value, debt securities at amortized cost, securities that are not publicly traded at cost, and equity method investments. For available-for-sale equity securities, any unrealized holding gains and losses, net of deferred taxes, are excluded from operating results and are recognized in other comprehensive income ("OCI") until realized. The fair values of securities are determined based on prevailing market prices. The Company assesses declines in the value of individual investments to determine whether such decline is other-than-temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company's intent and ability to hold the investment.

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

F-10    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

As further discussed in Note 7. Software Revenue and Transactions with IBM, during 2007, 2006 and 2005, the Company generated approximately 35%, 45% and 52%, respectively, of its total revenue through its commercial relationship with IBM. Outside of IBM, the Company's credit risk is partially mitigated due to the fact that its customer base is diversified both by geography and industry.

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

DASSAULT SYSTÈMES    Form 20-F 2007    F-11

Back to Contents

could have a major impact on the valuation of these assets and could justify additional impairment losses. No impairment of goodwill has been identified during any of the periods presented.

Intangible assets primarily include acquired technology, contractual customer relationships and trademarks. Costs related to acquired technology, contractual customer relationships, and patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives, which range from three to 12 years. No impairment of intangible assets has been identified during any of the periods presented.

INCOME TAXES

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes. Among other things, FIN 48 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. It further requires that a change in judgment related to prior years' tax positions be recognized in the quarter of such change. The January 1, 2007 transition reduced our retained earnings by €9.7 million and was an increase in other non current liabilities.

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

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses were €20.7 million, €16.6 million and €14.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company reports comprehensive income in the consolidated statements of shareholders' equity.

SHARE-BASED PAYMENT

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

F-12    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

consolidated statements of operations in connection with its employee stock option plans, as options granted under those plans had an exercise price equal to or greater than the share market value on the date of grant.

Prior to adopting SFAS 123(R), the Company accounted for its share-based payment awards using the intrinsic value method of APB 25 and SFAS 123, as amended by SFAS 148. Under APB 25, the Company did not record compensation expense for employee share options unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of the stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the year ended December 31, 2005, had we accounted for the share-based compensation plans using the fair value method of SFAS 123:

(in thousands except per share amounts)	Year Ended December 31, 2005
Net Income:
As reported	€175,462
Add: Share-based payment expense included in reported net income, net of related tax effect	–
Less: Share-based payment expense determined under fair value based method, net of related tax effect	(5,770)
Pro forma	€169,692

Basic net income per share
As reported	€1.54
Pro forma	€1.49
Diluted net income per share
As reported	€1.49
Pro forma	€1.44

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141R") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51 ("SFAS 160"). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for the Company beginning on January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the impact that SFAS 141R and SFAS 160 will have on its financial position, cash flows, and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company does not believe that the adoption of SFAS 159 will have a material impact on its financial position, cash flows, or results of operations.

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

DASSAULT SYSTÈMES    Form 20-F 2007    F-13

Back to Contents

Note 2. Cash and Cash Equivalents
and Short-term Investments

Cash and cash equivalents are maintained on deposit with large financial institutions, for which management monitors the credit-worthiness, principally in France and in the United States of America, and are comprised of the following:

	Year ended December 31,
(in thousands)	2007	2006
Bank accounts	€309,788	€227,744
Money market accounts	287,458	181,002

Cash and cash equivalents	€597,246	€408,746

Short-term investments of €29.4 million and €50.5 million in 2007 and 2006 respectively, are primarily comprised of mutual funds held with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal. At December 31, 2007, and 2006, short-term investments included investments in the amounts of €22.0 million and €32.6 million denominated in US dollars, respectively. Such short-term investments are liquid and have stated maturities of one year or less at each balance sheet date.

Note 3. Property and Equipment

Property and equipment, at cost, consists of the following:

	Year ended December 31, 2007			Year ended December 31, 2006
(in thousands)	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Land and buildings	€32,868	€(14,274)	€18,594	€32,868	€(13,367)	€19,501
Computer equipment	82,110	(65,238)	16,872	82,293	(66,356)	15,937
Office furniture and equipment	33,338	(22,458)	10,880	32,958	(21,954)	11,004
Leasehold improvements	45,776	(30,990)	14,786	44,379	(26,949)	17,430
Total	€194,092	€(132,960)	€61,132	€192,498	€(128,626)	€63,872

The change in the carrying amount of property and equipment as of December 31, 2007 is as follows:

(in thousands)	Land and buildings	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Net value – January 1, 2007	€19,501	€15,937	€11,004	€17,430	€63,872
Acquisitions	–	13,753	5,314	6,245	25,312
Acquisitions through business combinations	–	56	372	39	467
Disposals	–	(95)	(48)	(1,217)	(1,360)
Depreciation for the period	(907)	(11,879)	(4,887)	(7,015)	(24,688)
Exchange differences	–	(900)	(875)	(696)	(2,471)

Net value – December 31, 2007	€18,594	€16,872	€10,880	€14,786	€61,132

F-14    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

The change in the carrying amount of property and equipment as of December 31, 2006 is as follows:

(in thousands)	Land and buildings	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Net value – January 1, 2006	€20,407	€17,773	€11,627	€19,577	€69,384
Acquisitions	–	11,229	3,857	3,898	18,984
Acquisitions through business combinations	–	1,127	889	1,624	3,640
Disposals	–	(83)	(87)	(119)	(289)
Depreciation for the period	(906)	(12,928)	(4,307)	(6,810)	(24,951)
Exchange differences	–	(1,181)	(975)	(740)	(2,896)

Net value – December 31, 2006	€19,501	€15,937	€11,004	€17,430	€63,872

Note 4. Investments and Loans Receivable

Investments and loans receivable consist of the following:

	Year ended December 31,
(in thousands)	2007	2006
Cost basis	€198	€196
Gross unrealized gains	–	–
Gross unrealized losses	(86)	–

Available-for-sale securities	112	196

Other securities, at cost	646	–

Equity method investments	1,721	1,241
Loans receivable	951	76
Less: current portion	(951)	(76)

Loans receivable – non-current portion	–	–

Investments and loans receivable	€2,479	€1,437

The available-for-sale investments included above represent investments in listed securities. There is no fixed maturity or coupon rate associated with these investments. The fair values of these securities are based on quoted market prices.

Note 5. Acquisitions

ICEM

On June 12, 2007, the Company completed its acquisition of 100% of the outstanding common shares of ICEM Limited ("ICEM") for approximately €54.5 million in cash (including €1.4 million of direct transaction costs). Headquartered in the United Kingdom, ICEM is a worldwide developer and supplier of advanced, surface-based modelling, surface quality analysis and design visualisation software for use in the design development of manufactured products, mainly in the automotive industry.

DASSAULT SYSTÈMES    Form 20-F 2007    F-15

Back to Contents

Under business combinations accounting, the total purchase price was allocated to ICEM's net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €33.5 million of goodwill, which has been assigned to the PLM segment. The primary items that generated goodwill include, but are not limited to, the value of the synergies between ICEM and the Company's PLM activities and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Cash and cash equivalents	€2,981
Other tangible assets	1,314
Deferred taxes, net	(10,711)
Deferred revenue(1)	(2,108)
Other liabilities	(8,259)

Net tangible assets acquired	(16,783)

Intangible assets acquired(2)	37,800
Goodwill	33,483

Total purchase price	€54,500

(1)
The carrying value of ICEM's deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €8.7 million of revenues that would have otherwise been recorded by ICEM as an independent entity in fiscal years 2007 and 2008 will not be recognized in our consolidated statements of income.
(2)
Intangible assets acquired are subject to amortization and include the following:

(in thousands)	Fair value	Estimated weighted-average useful life
Technology	€11,700	10 years
Contractual customer relationships	22,800	9 years
Trademarks	1,400	10 years

Total amortizable intangible assets acquired	35,900
In process research & development ("IPR&D")(1)	1,900

Total intangible assets acquired	€37,800

(1)
The amount assigned to research and development assets was written off at the date of acquisition. This write-off is included in amortization of acquired intangibles in our consolidated statements of income.

The unaudited pro forma financial information presented in the table below summarizes the combined results of operations for the year ended December 31, 2007 and 2006 as if the acquisition of ICEM had occurred at the beginning of the period presented. The pro forma information is presented for informational purposes and does not purport to be indicative of results that would have been achieved if the ICEM acquisition had taken place at the beginning of the period presented, nor does it purport to be indicative of the results that will be achieved in the future. The impact of adjustments to reduce ICEM's deferred revenue to the fair value of the associated support obligations has not been reflected in the following pro forma financial information as the reduction in revenue represents a material non-recurring charge directly attributable to the transaction. The charges associated with acquired in-process research and development have not been reflected in the following pro forma summary as they are non-recurring.

	Year ended December 31,
(in thousands except per share data)	2007	2006
	(unaudited)	(unaudited)
Revenue	€1,266,432	€1,178,171
Income before income taxes	262,785	248,541
Net income	181,645	178,576
Basic net income per share	€1.56	€1.55
Diluted net income per share	€1.52	€1.50

F-16    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

DS Enovia Corp. (previously known as MatrixOne, Inc.)

On May 11, 2006, the Company completed its acquisition of 100% of the outstanding common shares of Dassault Systèmes Enovia Corp. ("DS Enovia Corp."), previously known as MatrixOne, Inc. for approximately €324 million in cash (including approximately €4 million of direct transaction costs). DS Enovia Corp. is a global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high tech, consumer products and medical devices industries, among others. The acquisition of DS Enovia Corp. enabled the Company to expand its collaborative product offerings and extend its reach across a broader range of industries. The results of operations of DS Enovia Corp. have been included in the Company's consolidated financial statements beginning May 11, 2006.

Under business combinations accounting, the total purchase price was allocated to DS Enovia Corp.'s net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €124 million of goodwill, which has been assigned to the PLM segment. The primary items that generated goodwill include, but are not limited to, the value of the synergies between DS Enovia Corp. and the Company's PLM activities and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. Of the amount assigned to goodwill, approximately €8 million is expected to be deductible for tax purposes.

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

(1)
The carrying value of DS Enovia Corp.'s deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €14.4 million of revenues that would have otherwise been recorded by DS Enovia Corp. as an independent entity in fiscal years 2006 and 2007 have not been recognized in our consolidated statements of income.
(2)
The Company's management approved a restructuring plan resulting directly from the DS Enovia Corp. acquisition and involving the elimination of facilities, fixed assets and employee positions of DS Enovia Corp. ("DS Enovia Corp. restructuring plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the DS Enovia Corp. acquisition. Total estimated costs of the DS Enovia Corp. restructuring plan were €11.8 million. This plan involved costs associated with exiting leased facilities and abandonment of certain assets of approximately €7.5 million. In addition, this plan also involved employee terminations representing an estimated cost for severance and outplacement of approximately €4.3 million. Substantially all of the actions required of the DS Enovia Corp. restructuring plan were completed by the fourth quarter of 2007.
(3)
Intangible assets acquired are subject to amortization and include the following:

(in thousands)	Fair value	Estimated weighted-average useful life
Technology	€44,161	9 years
Contractual customer relationships	104,629	12 years
Trademarks	2,114	5 years

Total amortizable intangible assets acquired	150,904

IPR&D(1)	2,723
Total intangible assets acquired	€153,627

(1)
The amount assigned to research and development assets was written off at the date of acquisition. This write-off is included in amortization of acquired intangibles in our consolidated statements of income.

DASSAULT SYSTÈMES    Form 20-F 2007    F-17

Back to Contents

DS Simulia Corp. (previously known as Abaqus Inc)

On October 4, 2005, the Company completed its acquisition of 100% of the outstanding common shares of Dassault Systèmes Simulia Corp. ("DS Simulia Corp."), previously known as Abaqus Inc., for approximately €346 million in cash (including approximately €5 million of direct transaction costs). DS Simulia Corp. develops, markets and supports finite element analysis software. The acquisition of DS Simulia Corp. enabled the Company to expand its capabilities in realistic 3D simulation and to diversify in markets beyond its existing manufacturing base. The results of operations of DS Simulia Corp. were included in the Company's consolidated financial statements beginning October 1, 2005.

Under business combinations accounting, the total purchase price was allocated to DS Simulia Corp.'s net tangible and intangible assets based on their fair values as of the date of acquisition with the residual amount allocated to goodwill. The allocation of the purchase price resulted in €169 million of goodwill, which was assigned to the PLM segment. The primary items that generated goodwill included, but were not limited to, the value of the synergies between DS Simulia Corp. and the Company's PLM activities and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The entire amount assigned to goodwill is expected to be deductible for tax purposes.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Cash and cash equivalents	€22,324
Other tangible assets	17,375
Deferred revenue(1)	(9,030)
Other liabilities	(13,299)

Net tangible assets acquired	17,370

Amortizable intangible assets acquired(2)	160,251
Goodwill	168,802

Total purchase price	€346,423

(1)
The carrying value of DS Simulia Corp.'s deferred revenue was reduced to reflect the fair value of customer support obligations assumed. As a result, approximately €15.3 million of revenues that would have otherwise been recorded by DS Simulia Corp. as an independent entity in fiscal years 2005 and 2006 were not recognized in our consolidated statements of income.
(2)
Intangible assets acquired are subject to amortization and include the following:

(in thousands)	Fair value	Estimated weighted-average useful life
Technology	€57,195	10 years
Contractual customer relationships	99,402	11 years
Trademarks	3,654	10 years

Total amortizable intangible assets acquired	€160,251

Other acquisitions

SEEMAGE

On September 24, 2007, the Company completed its acquisition of Seemage SAS for cash consideration of approximately €25.5 million. Seemage SAS is a French company that develops 3D interactive product documentation. As a result of this transaction, an amount of €

F-18    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

14.7 million was recorded in goodwill. In addition, intangible assets subject to amortization and included in fair value of the net assets acquired are as follows:

(in thousands)	Fair value	Estimated weighted-average useful life
Technology	€9,895	9 years
Contractual customer relationships	4,000	8 years

Total amortizable intangible assets acquired	€13,895

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

RAND SUBSIDIARIES IN EUROPE AND RAND NORTH AMERICA

In January 2005, the Company acquired certain subsidiaries of Rand A Technology Corporation ("Rand") in Germany, the United Kingdom, Sweden and Switzerland, plus the subsidiary Rand Technologies C.I.S., Inc., and increased its ownership in Rand NA from 60 to 70 percent. The total purchase price was €31.7 million consisting of €28.3 million in loans, advances and interest due from Rand and €3.4 million in cash. As a result of this transaction, an amount of €28.1 million was recorded in goodwill.

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

DASSAULT SYSTÈMES    Form 20-F 2007    F-19

Back to Contents

Note 6. Intangible Assets and Goodwill

Intangible assets at December 31, 2007 consisted of the following:

	Year ended December 31, 2007			Year ended December 31, 2006
(in thousands)	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Software	€272,616	€(131,422)	€141,194	€268,191	€(115,411)	€152,780
Customer relationships	238,394	(40,372)	198,022	236,007	(21,340)	214,667
Other	14,741	(6,137)	8,604	15,514	(4,740)	10,774

Total intangible assets	€525,751	€(177,931)	€347,820	€519,712	€(141,491)	€378,221

The change in the carrying amount of intangible assets as of December 31, 2007 is as follows:

(in thousands)	Software	Customer relationships	Other intangible assets	Total intangible assets
Net intangible assets as of January 1, 2007	€152,780	€214,667	€10,774	€378,221

ICEM acquisition	11,700	22,800	3,300	37,800
Other additions	14,018	4,000	–	18,018
Disposals, net	–	–	(5)	(5)
Write-offs of IPR&D(1)	–	–	(1,900)	(1,900)
Amortization for the period(1)	(26,329)	(22,491)	(1,711)	(50,531)
Exchange differences	(10,975)	(20,954)	(1,854)	(33,783)

Net intangible assets as of December 31, 2007	€141,194	€198,022	€8,604	€347,820

(1)
IPR&D write-offs amounting to €1.9 million and amortization amounting to €44.9 million are recorded on the line "Amortization of acquired intangibles" in the consolidated statements of income.

Other additions to intangible assets in 2007 resulted primarily from the acquisition of Seemage (€14.0 million).

The change in the carrying amount of intangible assets as of December 31, 2006 is as follows:

(in thousands)	Software	Customer relationships	Other intangible assets	Total intangible assets
Net intangible assets as of January 1, 2006	€105,452	€117,728	€7,438	€230,618
DS Enovia Corp. acquisition	44,161	104,629	4,837	153,627
Other additions	33,905	25,586	3,189	62,680
Disposals, net	(719)	–	(197)	(916)
Write-offs of IPR&D(1)	–	–	(2,723)	(2,723)
Amortization for the period(1)	(20,909)	(18,757)	(1,074)	(40,740)
Exchange differences	(9,110)	(14,519)	(696)	(24,325)

Net intangible assets as of December 31, 2006	€152,780	€214,667	€10,774	€378,221

(1)
IPR&D write-offs amounting to €2.7 million and amortization amounting to €36.3 million are recorded on the line "Amortization of acquired intangibles" in the consolidated statements of income.

Other additions to intangible assets in 2006 resulted primarily from the acquisition of Dynasim (€4.0 million), GCS (€3.0 million) and from the purchase of certain minority interests in SolidWorks in connection with the buy-back of SolidWorks mature shares (€46.6 million; see Note 12. Share-based Payments).

F-20    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Total intangible amortization expense was €50.5 million, €40.7 million, and €13.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The future amortization expense for each of the five succeeding years relating to all intangible assets that are currently recorded on the consolidated balance sheets is estimated to be the following at December 31, 2007:

(in thousands)	Estimated amortization expense
2008	€48,866
2009	46,686
2010	43,403
2011	40,315
2012	36,943

The change in the carrying amount of goodwill as of December 31, 2007 is as follows:

(in thousands)	Goodwill
Goodwill as of January 1, 2007	€455,836

ICEM acquisition	33,483
Other additions, net	13,273
Exchange differences	(39,099)

Goodwill as of December 31, 2007	€463,493

Other additions to goodwill in 2007 resulted primarily from the acquisition of Seemage (€14.7 million).

The change in the carrying amount of goodwill as of December 31, 2006 is as follows:

(in thousands)	Goodwill
Goodwill as of January 1, 2006	€326,617

DS Enovia Corp. acquisition	124,094
Other additions, net	34,719
Exchange differences	(29,594)

Goodwill as of December 31, 2006	€455,836

Other additions to goodwill in 2006 resulted primarily from the acquisition of Dynasim (€4.6 million) and from the purchase of certain minority interests in SolidWorks in connection with the buy-back of SolidWorks mature shares (€27.6 million; see Note 12. Share-based Payments).

The Company performed an annual impairment test in the fourth quarter of 2007, 2006 and 2005; no impairment of goodwill was indicated as a result of these tests.

DASSAULT SYSTÈMES    Form 20-F 2007    F-21

Back to Contents

Note 7. Software Revenue and Transactions with IBM

Software revenue

Software revenue was comprised of the following:

	Year ended December 31,
(in thousands)	2007	2006	2005
New licenses revenue	€417,506	€432,170	€375,520
Periodic licenses and maintenance revenue	634,920	512,126	389,311
Product development revenue	10,926	18,822	18,724

Software revenue	€1,063,352	€963,118	€783,555

Transactions with IBM

Pursuant to the Company's long-standing, mutually non-exclusive agreement with IBM, IBM markets and distributes a substantial portion of the Company's PLM products worldwide, primarily CATIA and ENOVIA.

Revenue obtained through the commercial relationship with IBM represents 35%, 45% and 52% of consolidated revenues of the Company for the years ended December 31, 2007, 2006, and 2005, respectively. There is no contractual obligation for either IBM or the Company to continue to market and distribute the Company's products according to the present agreement. Changes in roles and responsibilities could cause disruptions and negatively affect the sales organization performance, which could have a material adverse impact on the revenues generated through IBM.

For the years ended December 31, 2007, 2006, and 2005, IBM met certain annual sales and growth targets and the Company charged a sales incentive to software revenue of €6.1 million, €6.0 million, and €7.6 million, respectively. The related liability on the balance sheet will be settled in U.S. dollars.

The balances of trade accounts receivable with IBM were €84.3 million and €90.5 million as of December 31, 2007 and 2006, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2007, 89% of such accounts receivable were denominated in U.S. dollars (2006: 88%), with the remainder mainly denominated in euros.

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

In March 2006, the Company drew down €200 million under the Loan Facility. In 2006 and in 2007, the Company exercised its options to extend the revolving loan facility for two additional years.

F-22    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

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

Lease commitments are disclosed in Note 10. Leases.

Note 10. Leases

The Company leases computer equipment, premises and office equipment under operating leases. Rent expense under operating leases was €45.6 million, €46.9 million and €38.5 million, for the years ended December 31, 2007, 2006, and 2005, respectively.

At December 31, 2007, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

(in thousands)	Operating leases
2008	€36,337
2009	23,453
2010	25,875
2011	27,806
2012	25,514
Thereafter	145,834

Total minimum lease payments	€284,819

In March 2006, the Company entered into a build-to-suit lease agreement for new headquarters facilities which will take effect when the construction is completed, which is expected to be in mid-2008. Under this agreement, the Company has committed to lease approximately 55,000 square meters of office space located in Vélizy, outside Paris, France, for a non-cancelable initial term of 12 years, with options to renew for additional periods. When construction is completed, this lease is expected to be classified as an operating lease. Future minimum rental payments over the initial term amount to approximately €188.9 million in the aggregate and have been included in the table presented above.

The Company also leased land and buildings related to its premises in Suresnes, France, under capital leases. In March 2007, the Company exercised the option to purchase these assets for a total consideration of €1.

	Year ended December 31,
(in thousands)	2007	2006
Land	–	€5,680
Buildings	–	27,188
Accumulated depreciation	–	(13,367)

Total	–	€19,501

DASSAULT SYSTÈMES    Form 20-F 2007    F-23

Back to Contents

Note 11. Personnel Costs

Personnel Costs

Personnel costs excluding share-based payments (see Note 12. Share-based Payments) were €573.9 million, €515.0 million and €400.9 million for the years ended December 31, 2007, 2006, and 2005, respectively and included social security costs of €112.6 million, €101.3 million, and €87.4 million for the same periods.

Compensation excluding share-based compensation (see Note 12. Share-based Payments) for key management personnel, composed of our executive officers (12 persons), was €6.9 million, €5.8 million and €5.0 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Individual right to training for employees in France

French law provides employees employed under indefinite-term employment contracts by French entities within the Company with the right to receive individual training of at least 20 hours per year ("Individual Training Rights"). Individual Training Rights can be accumulated over six years and the related costs are expensed as incurred. As of December 31, 2007, accumulated Individual Training Rights were approximately 133,000 hours.

Note 12. Share-Based Payments

The Company recognizes compensation expense for share-based payment awards on a straight-line basis over the requisite service period of the entire award in accordance with SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based payment expense was recorded net of estimated forfeitures for the years ended December 31, 2007 and December 31, 2006 such that expense was recorded only for those share-based awards that are expected to vest. In addition, SAB 107 requires share-based compensation to be classified in the same expense line items as cash compensation.

As of December 31, 2007, compensation expense related to the share-based payment awards of €20.5 million is recorded respectively in cost of services and other revenue for €0.8 million, in research and development for €11.3 million, in marketing and sales for €4.4 million, and in general and administrative for €4.0 million. Income tax benefits recognized against compensation expense are immaterial since beneficiaries are located in tax jurisdictions where the Company will not receive tax deductions.

As of December 31, 2006, compensation expense related to the share-based payment awards of €11.6 million is recorded respectively in cost of services and other revenue for €0.4 million, in research and development for €6.8 million, in marketing and sales for €2.5 million, and in general and administrative for €1.9 million. Income tax benefits recognized against compensation expense are immaterial since beneficiaries are located in tax jurisdictions where the Company will not receive tax deductions.

F-24    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

The following table summarizes the unvested options and restricted awards as of December 31, 2007 and changes during 2007 and 2006:

Number of awards
Unvested at January 1, 2006	1,660,941
Granted	1,864,712
Vested	(171,558)
Forfeited	(94,164)
Unvested at December 31, 2006	3,259,931
Granted	1,881,766
Vested	(1,193,951)
Forfeited	(173,563)
Unvested at December 31, 2007	3,774,182

As of December 31, 2007, total compensation cost related to unvested awards expected to vest but not yet recognized was €35.7 million, and the Company expects to recognize this expense over a weighted average period of 1.86 years.

In addition, upon the adoption of SFAS 123(R) in fiscal year 2006, the Company included as part of cash flows from financing activities the gross benefit of tax deductions related to share-based awards in excess of the grant date fair value of the related share-based awards. This amount is shown as a reduction to cash flows from operating activities and an increase to cash flows from financing activities. In fiscal year 2005, prior to the adoption of SFAS 123(R), these tax benefits were classified as operating cash flows.

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

A summary of the Company's stock option activity is as follows:

	2007		2006		2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	17,842,323	€36.71	17,328,241	€35.68	17,609,016	€34.14
Granted	1,325,900	47.50	1,405,700	47.00	1,200,000	39.79
Exercised	(1,834,263)	26.97	(749,725)	25.15	(1,284,374)	25.50
Forfeited	(120,638)	43.27	(141,893)	34.02	(196,401)	33.96
Outstanding at end of year	17,213,322	38.33	17,842,323	36.71	17,328,241	35.68

Exercisable	14,526,122	€36.68	15,389,498	€35.58	15,733,716	€35.14

DASSAULT SYSTÈMES    Form 20-F 2007    F-25

Back to Contents

A summary of the weighted average remaining contractual life and the weighted average exercise price of options outstanding as of December 31, 2007 is presented below:

	Outstanding options			Exercisable options
Range of exercise price	Number of shares	Weighted average remaining life (years)	Weighted average exercise price	Number of shares	Weighted average exercise price
€16 to €26	2,999,548	4.96	€22.68	2,999,548	€22.68
€26 to €30	1,715,913	1.30	29.24	1,715,913	29.24
€30 to €35	1,650,161	3.73	34.49	1,650,161	34.49
€35 to €40	4,023,161	2.29	37.58	4,023,161	37.58
€40 to €46	1,317,849	4.41	45.50	1, 317,849	45.50
€46 to €52	5,506,690	4.64	49.68	2,819,490	52.00

€16 to €52	17,213,322	3.71	€38.33	14,526,122	€36.68

The weighted average grant-date fair value of options granted in 2007, 2006 and 2005 was €14.81, €14.90 and €12.24, respectively.

The fair values of stock options granted in 2007, 2006 and 2005 were estimated on the date of grant using a finite difference option pricing model. Assumptions used in 2007 are as follows: weighted-average expected life of 5.8 years, expected volatility rate of 35.0%, expected dividend yield of 1.4% and risk-free interest rate of 4.71%. Assumptions used in 2006 are as follows: weighted-average expected life of 6 years, expected volatility rate of 38.4%, expected dividend yield of 1.4% and risk-free interest rate of 3.91%. Assumptions used in 2005 are as follows: weighted-average expected life of 5.2 years, expected volatility rate of 41.6%, expected dividend yield of 1.4% and risk-free interest rate of 3.53%.

The expected volatility was determined using a combination of the historical volatility of the Company's stock and the implied volatility of the Company's exchange-traded options adjusted for other factors, such as a comparison to the Company's peer group.

Long Term Incentive Plans ("LTIP")

The Company implemented a series of three-year long term incentive plans where participants are granted individual awards based on the Company's stock price and on achieving annual operating profit and revenue targets. The portion of potential payout associated with the Company's stock price is determined at the end of the three-year period.

The portion of the LTIP attributable to the Company's stock falls under the scope of SFAS 123(R) and qualifies as a liability-classified award. Liability-classified awards are remeasured at each reporting period at fair value using a Black-Sholes model. The Company recognized compensation cost ratably over a three-year period and true-up compensation cost each reporting period for changes in fair value pro-rated for the portion of the requisite service period rendered. Deferred compensation liability attributable to the Company's stock was €3.7 million and €1.2 million for the years ended December 31, 2007 and 2006 respectively.

Executive Stock Grants

Pursuant to an authorization granted by the shareholders at shareholders' meetings held on June 8, 2005, June 14, 2006 and June 6, 2007, the Board of Directors decided to grant to our Chief Executive Officer ("CEO") 150,000 shares, 150,000 shares and 150,000 shares, respectively. Such shares shall be vested at the end of an acquisition period of 3 years, 2 years and 2 years, respectively, subject to the condition that the CEO shall be a director of the Company at the acquisition date. In addition, the CEO is required to hold the vested shares until the end of a 2-year lock-up period and may not sell or transfer them during that period.

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

F-26    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

In 2006 and 2005, the SolidWorks stock option and buy-back plan resulted in a cash inflow of approximately €8.5 million and €12.7 million, respectively, and a cash outflow of approximately €71.7 million and €41.9 million, respectively. At December 31, 2006, all shares were repurchased under the plan and no additional cash outflow is expected to occur in subsequent years.

The terms of the SolidWorks stock option and share buy-back plan did not result in the recognition of compensation expense. The net gain resulting from the exercise of SolidWorks stock options at prices greater than the corresponding carrying value was recorded as an equity transaction. The repurchase of SolidWorks stock was recorded in accordance with the purchase method. Accordingly, the excess of share repurchase price over the carrying value of minority interest was first allocated to fair value adjustments to SolidWorks assets and liabilities (primarily consisting of developed technology and contractual customer relationship intangibles, subject to an amortization period of ten years), with any residual difference allocated to goodwill.

Note 13. Financial Revenue and Other, Net

Financial revenue and other for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year ended December 31,
(in thousands)	2007	2006	2005
Interest income	€23,414	€16,701	€15,240
Interest expense(1)	(7,697)	(5,663)	(1,264)
Foreign exchange (losses) gains, net	(8,748)	(6,857)	(1,472)
Other, net(2)	(916)	(601)	2,404
Total	€6,053	€3,580	€14,908
(1)
In March 2006, the Company borrowed €200 million under the loan facility (see Note 8. Borrowings), which bears interest at Euribor plus 0.18% per annum and entered into interest rate swap agreements (see Note 14. Derivatives). The Company recorded interest expense of €6.7 million and €5.1 million for the years ended December 31, 2007 and 2006 respectively.
(2)
In 2005, the Company sold its investment in MSC.Software, thereby generating a gain of €14.7 million. The Company recorded an impairment charge amounting to €14.3 million in 2005 to reflect an other-than-temporary decline in the value of its investment portfolio. This gain and the impairment charge are both included in "Other, net" in the table above.

Note 14. Derivatives

Fair values

The fair market values of derivative instruments were determined by financial institutions using quoted market prices and option pricing models.

All financial instruments that relate to the foreign currency hedging strategy of the Company usually have a maturity date of less than 24 months when maturity of interest rate swap instruments is equal to 3 years. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

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

DASSAULT SYSTÈMES    Form 20-F 2007    F-27

Back to Contents

The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option's intrinsic value, which represents the change in the option's strike price compared to the spot price of the underlying hedged transaction. During 2007, 2006, and 2005, the portion of hedging instruments' gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of income.

No cash flow hedges were discontinued for the years ended December 31, 2007 and 2006.

	Year ended December 31,
	2007		2006
(in thousands)	Nominal amount	Fair value	Nominal amount	Fair value
Forward exchange contract U.S. dollars/euros	€37,703	€356	€38,883	€179
Forward exchange contract Japanese yen/euros	8,489	496	1,483	204
Collars U.S. dollars/euros	–	–	3,846	69
Forward exchange contract GB pounds/euros	–	–	1,426	(60)
Forward exchange contract GB pounds or U.S dollars/euros	–	–	1,000	(7)

Interest rate risk

The Company entered into a €200 million multicurrency revolving loan facility which bears interest at variable rates (see Note 8. Borrowings). In December 2005, the Company entered into interest rate swap agreements that have the economic effect of modifying a portion of its forecasted interest obligations relating to this facility so that the interest payable effectively becomes fixed at 3.36%.

	Year ended December 31,
	2007		2006
(in thousands)	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps	200,000	6,386	200,000	5,672

F-28    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Note 15. Income Taxes

Deferred tax assets and (liabilities) are as follows:

	Year ended December 31,
(in thousands)	2007	2006
Deferred tax assets:
Accelerated depreciation and amortization for financial statement purposes	€21,092	€12,023
Profit sharing and pension accruals not yet deductible	5,750	5,430
Provisions and other expenses not currently deductible	36,954	51,619
Net tax loss and tax credit carryforward assets	56,692	73,875
Valuation reserves	(27,878)	(25,806)

Total deferred tax assets	92,610	117,141

Deferred tax liabilities:
Accelerated depreciation and amortization for tax purposes	(22,622)	(18,362)
Acquired intangibles	(78,240)	(78,360)
Other	(5,628)	(3,945)

Total deferred tax liabilities	(106,490)	(100,667)

Net deferred tax asset	€(13,880)	€16,474

The decrease in deferred tax assets is primarily attributable to the utilization of tax operating losses following the tax reorganization in the United States of America.

In 2007 and 2006, deferred tax liabilities relate primarily to intangible assets acquired in business combinations.

The balance sheet classification of deferred tax assets and liabilities is as follows:

	Year ended December 31,
(in thousands)	2007	2006
Current deferred tax assets	€18,218	€38,000
Non current deferred tax assets	15,476	79,141
Total deferred tax assets	33,694	117,141
Current deferred tax liabilities	(8,329)	(8,036)
Non current deferred tax liabilities	(39,245)	(92,631)

Total deferred tax liabilities	(47,574)	(100,667)
Net deferred tax asset	€(13,880)	€16,474

Current deferred tax assets relate primarily to profit sharing expenses and reserves not currently deductible.

Non current deferred tax liabilities mainly include the tax effect of intangible assets created through acquisitions (primarily DS Enovia Corp. and SolidWorks).

The components of income before income taxes are as follows:

	Year ended December 31,
(in thousands)	2007	2006	2005
France	€140,491	€190,276	€191,460
Foreign	119,561	60,282	75,446
Income before income taxes	€260,052	€250,558	€266,906

DASSAULT SYSTÈMES    Form 20-F 2007    F-29

Back to Contents

The significant components of income tax expense are as follows:

	Year ended December 31,
(in thousands)	2007	2006	2005
France	€51,659	€64,248	€64,926
Foreign	13,697	36,933	33,231

Current taxes	65,356	101,181	98,157
Change in deferred taxes	15,923	(30,371)	(7,310)

Income tax expense	€81,279	€70,810	€90,847

The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:

	Year ended December 31,
(in thousands)	2007	2006	2005
Taxes computed at the statutory rate of 34.43% for 2007, 34.43% for 2006 and 34.93% for 2005	€89,536	€86,267	€93,230
Foreign losses	2,312	3,491	2,510
Foreign tax rate differentials	2,826	4,048	3,441
Change in valuation allowance(1)	(703)	(11,804)	(564)
R&D tax credit and other tax credits(2)	(4,820)	(11,605)	(1,210)
Share-based payments(3)	6,185	4,493	–
Tax exempt income(4)	(10,976)	(5,770)	–
Other	(3,081)	1,690	(6,560)
Income tax expense	€81,279	€70,810	€90,847
Effective tax rate	31.3%	28.3%	34.0%

(1)
In 2006, the Company implemented a tax restructuring plan in the United States of America that enabled the Company to utilize tax losses carried forward that were reserved for as of December 31, 2005.
(2)
R&D tax credit and other tax credits derived mainly from DS Simulia Corp. in 2006.
(3)
In accordance with SFAS 123(R), the Company began to record share-based payment expense in 2006. In certain tax jurisdictions, the Company will not receive tax deductions relating to share-based payments. Therefore, no deferred tax asset is recognized on the related compensation expense.
(4)
Income received by the Company in connection with certain intercompany financing arrangements is taxed at a reduced rate.

At December 31, 2007, there were net tax operating losses and tax credit carryforwards of €121.2 and €14.6 million respectively, which are scheduled to expire in the following years:

(in thousands)	Net operating losses	Tax credits
2008	€–	€–
2009	–	548
2010	–	–
2011	–	–
2012	–	–
2013 and later	121,201	14,062

Total	€121,201	€14,610

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

In connection with the exercise of stock options, U.S. entities (mainly SolidWorks, Delmia Corp. and DSAC) realized tax benefits of €1.0 million, €14.2 million and €3.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, which have been reflected in shareholders' equity.

F-30    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

The Company is subject to income taxes in numerous jurisdictions and the use of estimates is required in determining the Company's provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business. Due to the Company's size, it contemplates it will regularly be audited by tax authorities in many jurisdictions.

FIN 48 requires that the classification of a liability associated with an unrecognized tax benefit as a current liability to the extent the enterprise anticipates payment of cash within one year. The Company has classified the total amount of unrecognized tax benefits as a long term liability since payment is not expected within one year.

We classify interest on tax deficiencies and income tax penalties as income tax expense. At January 1, 2007, before any tax benefits, our accrued interest on unrecognized tax benefits amounted to €0.5 million and related accrued penalties amounted to €1.2 million.

The reconciliation of unrecognized tax benefits and the amount of related interest and penalties we have provided is as follows:

Unrecognized tax benefits at January 1, 2007	€22,254

Additions based on tax positions related to the current year	4,194
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	(4,566)
Settlements	–
Interest and penalties	170
Exchange differences	(1,622)

Unrecognized tax benefits at December 31, 2007	€20,430

As of December 31, 2007, the Company's unrecognized tax benefits, that is, the aggregate tax effect of differences between tax return positions and the benefits recognized in our financial statements amounted to €20.4 million. If recognized, €14.3 million of our unrecognized tax benefits would reduce our income tax expense and effective tax rate. As of December 31, 2007, changes to the Company's tax contingencies that are reasonably possible in the next 12 months are not material.

During 2007, the Company received from the French tax authorities an assessment of tax of approximately €2.9 million including interest and penalties for the 2004 and 2005 fiscal years. The Company believes in the technical merit of its tax positions and intends to vigorously defend the payment of additional taxes. 2006 and 2007 remain open for examinations by the French tax authorities.

In the United States of America, SolidWorks is under examination by the U.S. tax authorities for the tax year 2005. The outcome cannot be determined at this time since the examination is still in its early stages. The Company anticipates that the examination may be completed during fiscal year 2008 or early 2009. As of December 31, 2007, the tax years 2004 through 2007 remain open for examination by the U.S. tax authorities.

Note 16. Shareholders' Equity and Earnings per Share

Shareholder's equity activity

As of December 31, 2007, Dassault Systèmes had 117,604,553 common shares issued of which 117,349,344 were outstanding with a calculated nominal value of €1 per share.

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and for the purpose of increasing the profitability of shareholders' equity and earnings per share. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2007 and 2006.

DASSAULT SYSTÈMES    Form 20-F 2007    F-31

Back to Contents

Accumulated other comprehensive income includes foreign currency translation adjustment of €191.7 and €91.4 million as of December 31, 2007 and 2006, respectively.

Dividend Rights

The Company is required to maintain a legal reserve equal to 10% of the aggregate nominal value of its issued share capital. The legal reserve balance was €11.6 million and €11.5 million as of December 31, 2007 and 2006, respectively, and represents a component of retained earnings in the balance sheet. The legal reserve is distributable only upon the liquidation of the Company.

Net income in each year after deduction for legal reserves is available for distribution to shareholders of the Company as dividends, subject to the requirements of French law and the Company's bylaws. Dividends may also be distributed from reserves of the Company, subject to approval by the shareholders and certain limitations.

Payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved following recommendations of the Board of Directors.

Dividends per share, which were paid in immediately subsequent year, were €0.44, €0.42 and €0.38 as of December 31, 2006, 2005 and 2004 respectively.

Stock repurchase programs

The general meeting of shareholders authorized the Board to implement a share repurchase program limited to 10 percent of the Company's share capital. Under this authorization, the Company may not buy shares at a price exceeding €60 per share or above a maximum aggregate amount of €500 million. No shares have been repurchased for the years ended December 31, 2007, 2006 and 2005.

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

The following table presents the calculation for both basic and diluted earnings per share:

	Year ended December 31,
(in units, except net income in thousands and per share data)	2007	2006	2005
Net income	€178,483	€179,802	€175,462
Weighted average number of shares outstanding	116,429,031	115,184,258	113,999,639
Dilutive effect of stock options	3,206,009	3,903,228	3,608,520
Diluted weighted average number of shares outstanding	119,635,040	119,087,486	117,608,159
Basic net income per share	€1.53	€1.56	€1.54
Diluted net income per share	€1.49	€1.51	€1.49

For the years ended December 31, 2007, 2006 and 2005, 2,687,200, 6,630,536 and 2,856,730 options, respectively, were excluded from the earnings per share calculation as their effects would have been anti-dilutive.

F-32    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

Note 17. Related-party Transactions

The Company licenses its products for internal use to Dassault Aviation, a former direct shareholder of the Company whose Chief Executive Officer is the Chairman of the Company. Dassault Aviation licenses the Company's products on commercial terms consistent with those granted to the Company's other customers of similar size. Software revenue amounted to €13.9 million, €12.5 million and €7.7 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of €10.1 million, €8.2 million and €7.5 million in the years ended December 31, 2007, 2006, and 2005, respectively.

The balances of trade accounts receivable with Dassault Aviation were €11.1 million, €4.0 million and €10.8 million at December 31, 2007, 2006, and 2005, respectively.

Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited ("3D PLM"), a company located in India in which the Company owns 30% interest and which is accounted for under the equity method. Services purchased from 3D PLM amounted to €16.0 million in 2007 (€12.7 million and €10.3 million in 2006 and 2005, respectively).

Note 18. Pension Benefits

The Company provides defined benefit retirement indemnities to the employees of its French operations, and sponsors defined benefit pension plans for certain employees in the United States. In addition, the Company has certain other plans in countries other than the United States, which are not significant and are combined with the French plans for presentation purposes.

The Company applied SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"), for the first time in 2006. SFAS 158 requires the recognition of the funded status of each defined benefit pension plan on the Company's balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of SFAS 158 due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as subsequent changes in the funded status, was recognized as a component of accumulated other comprehensive income (net of tax) in Shareholders' equity.

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

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
French plans and other	2007	2006	2005
Discount rate	5.25%	4.60%	4.30%
Expected return on plan assets	5.00%	5.00%	5.25%
Rate of compensation increase	3.00%	3.00%	3.00%

DASSAULT SYSTÈMES    Form 20-F 2007    F-33

Back to Contents

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
French plans and other	2007	2006	2005
Discount rate	4.60%	4.25%	3.70%
Expected return on plan assets	5.00%	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%	3.00%

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(in thousands)	Year ended December 31,
French plans and other	2007	2006	2005
Service cost	€1,885	€1,728	€1,486
Interest cost	1,116	616	559
Expected return on plan assets	(527)	(413)	(409)
Net amortization and deferral	(490)	(422)	(280)

Net periodic benefit cost	€1,984	€1,509	€1,356

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plans were as follows:

(in thousands)	Year ended December 31,
French plans and other	2007	2006
Change in benefit obligations
Benefit obligations at beginning of year	€17,803	€15,624
Service cost	1,885	1,728
Interest cost	1,116	616
Plan amendments	–	–
Change in scope	8,501	–
Actuarial (gain) loss	(2,184)	512
Exchange rate differences	(33)	(253)
Benefits paid	(583)	(424)

Benefit obligations at end of year	€26,505	€17,803

Change in plan assets
Fair value of plan assets at beginning of year	9,115	8,537
Employer contribution	77	425
Actual return on plan assets	615	577
Change in scope	1,776	–
Benefits paid	(583)	(424)

Fair value of plan assets at end of year	€11,000	€9,115

Funded status	€(15,505)	€(8,688)

The accumulated benefit obligation for the French defined benefit plans was €20.4 million and €12.4 million at December 31, 2007, and 2006, respectively.

F-34    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

PLAN ASSETS

All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company that is part of the Société Générale group, a high credit-quality financial institution. To date, the Company has contributed €6.8 million to this insurance contract.

The weighted average asset allocations, by asset category, are as follows:

(in thousands)	Year ended December 31,
French plans and other	2007	2006
Debt securities	65%	66%
Equity securities	35%	34%

Total	100%	100%

CASH FLOWS

The Company does not expect to make any additional contributions to its French pension plans in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
French plans and other
2008	€1,560
2009	628
2010	526
2011	582
2012	1,648
2013-2017	5,001

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

ASSUMPTIONS

Weighted-average assumptions used to determine the benefit obligation:

	Year ended December 31,
U.S. plans	2007	2006	2005
Discount rate	6.00%	6.25%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.25%	3.00%

DASSAULT SYSTÈMES    Form 20-F 2007    F-35

Back to Contents

Weighted-average assumptions used to determine the net periodic benefit cost:

	Year ended December 31,
U.S. plans	2007	2006	2005
Discount rate	6.25%	5.75%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.00%

To develop the expected long-term rate of return on pension plan assets assumption, the Company considers the current and expected asset allocations, as well as historical and expected returns on each category of plan assets.

COMPONENTS OF NET PERIODIC COSTS

The components of net periodic benefit cost were as follows:

(in thousands)	Year ended December 31,
U.S. plans	2007	2006	2005
Service cost	€1,033	€1,169	€942
Interest cost	988	1,027	919
Expected return on plan assets	(1,190)	(1,160)	(1,017)
Net amortization and deferral	150	314	230

Net periodic benefit cost – U.S. plans	€981	€1,350	€1,074

OBLIGATIONS AND FUNDED STATUS

Changes in the funded status of the benefit plan were as follows:

(in thousands)	Year ended December 31,
U.S. plans	2007	2006
Change in benefit obligations
Benefit obligations at beginning of year	€17,563	€18,717
Service cost	1,033	1,169
Interest cost	988	1,027
Actuarial loss (gain)	2,020	(1,143)
Benefits paid	(268)	(302)
Exchange rate differences	(407)	(1,905)

Benefit obligations at end of year	€20,929	€17,563

Change in plan assets
Fair value of plan assets at beginning of year	14,828	13,901
Employer contribution	1,835	1,640
Actual return on plan assets	756	1,155
Benefits paid	(268)	(302)
Exchange rate differences	(408)	(1,566)

Fair value of plan assets at end of year	€16,743	€14,828

Funded status	€(4,186)	€(2,735)

F-36    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

PLAN ASSETS

The weighted average asset allocations, by asset category, are as follows:

(in thousands)	Year ended December 31,
U.S. plans	2007	2006
Equity securities	50%	52%
Debt securities	46%	44%
Other	4%	4%

Total	100%	100%

CASH FLOWS

The Company expects to contribute €1.5 million to its U.S. pension plans in 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
U.S. plans
2008	€321
2009	369
2010	412
2011	465
2012	2,109
2013-2017	4,535

Note 19. Segment and Geographic Information

Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources. The Company operates in two reportable segments: the "PLM" segment and the "Mainstream 3D" segment. The "PLM" market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The "Mainstream 3D" market serves companies seeking to support product design. The accounting policies of the reportable segments are the same as those described in Note 1. Description of Business and Summary of Significant Accounting Policies.

During 2007 the Company changed CosmosWorks to its Mainstream 3D segment from PLM where it had historically been grouped with the Company's other analysis and simulation applications. Data for 2006 and 2005 have been restated to reflect this change. The change did not have a material impact on either segment.

DASSAULT SYSTÈMES    Form 20-F 2007    F-37

Back to Contents

Data by reportable segment is as follows:

	2007
(in thousands)	PLM	Mainstream 3D	Elim.	Total
Revenue:
Software revenue	€811,217	€252,387	€(252)	€1,063,352
Services and other revenue	199,840	1,182	(5,525)	195,497

Total revenue	1,011,057	253,569	(5,777)	1,258,849

Operating income	169,660	83,062	–	252,722

Income tax expense	(47,241)	(34,039)	–	(81,279)
Depreciation of property and equipment and amortization of intangible assets	(61,097)	(14,122)	–	(75,219)
Non-cash share-based payment expense	(17,963)	–	–	(17,963)
Total assets	1,582,952	368,194	–	1,951,146
Liabilities	576,249	179,141	–	755,390
Acquisitions of property and equipment and intangible assets	23,630	6,493	–	30,123
Goodwill	394,783	68,710	–	463,493
	2006
(in thousands)	PLM	Mainstream 3D	Elim.	Total
Revenue:
Software revenue	€730,695	€232,654	€(231)	€963,118
Services and other revenue	197,981	1,052	(4,353)	194,680

Total revenue	928,676	233,706	(4,584)	1,157,798

Operating income	171,833	74,111	–	245,945
Income tax expense	(45,892)	(24,919)	–	(70,810)
Depreciation of property and equipment and amortization of intangible assets	(53,936)	(11,755)	–	(65,691)
Non-cash share-based payment expense	(11,621)	–	–	(11,621)
Total assets	1,520,427	335,612	–	1,856,039
Liabilities	594,453	151,541	–	745,994
Acquisitions of property and equipment and intangible assets	18,501	7,350	–	25,851
Goodwill	379,923	75,913	–	455,836
	2005
(in thousands)	PLM	Mainstream 3D	Elim.	Total
Revenue:
Software revenue	€585,139	€198,659	€(244)	€783,555
Services and other revenue	152,347	935	(2,323)	150,958

Total revenue	737,486	199,594	(2,567)	934,513

Operating income	182,774	68,207	–	250,981

Income tax expense	(67,707)	(23,140)	–	(90,847)
Depreciation of property and equipment and amortization of intangible assets	(24,566)	(6,850)	–	(31,416)
Total assets	1,146,259	267,058	–	1,413,317
Liabilities	305,423	121,789	–	427,212
Acquisitions of property and equipment and intangible assets	31,972	11,218	–	43,190
Goodwill	276,373	50,244	–	326,617

F-38    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents

The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

(in thousands)	France	North America	Other	Total
2007
Revenue	€462,827	€677,006	€119,016	€1,258,849
Long lived assets	95,712	637,066	139,667	872,445
Total assets	521,706	1,202,578	226,862	1,951,146
Acquisitions of property and equipment and intangible assets	9,463	17,339	3,321	30,123
2006
Revenue	€512,305	€564,206	€81,287	€1,157,798
Long lived assets	75,264	747,788	74,876	897,928
Total assets	446,774	1,280,288	128,977	1,856,039
Acquisitions of property and equipment and intangible assets	8,520	15,799	1,532	25,851
2005
Revenue	€490,102	€376,918	€67,493	€934,513
Long lived assets	83,159	475,401	68,059	626,619
Total assets	449,696	852,014	111,607	1,413,317
Acquisitions of property and equipment and intangible assets	23,936	15,917	3,337	43,190

The Company also receives data from IBM that identifies the location of IBM's end-user customers. Using such information, revenue – including revenue not derived from IBM – by geographic area would be as follows:

(in thousands)	2007	2006	2005
France	€146,102	€165,212	€120,392
Europe – other than France	429,949	376,658	317,790
Americas	391,752	356,028	283,047
Asia/Pacific	291,046	259,900	213,284

	€1,258,849	€1,157,798	€934,513

Note 20. Subsequent Events

As of December 31, 2007, the Company owned part of its headquarters offices (a total of approximately 30,000 square meters) in Suresnes outside Paris, France. The Company sold this part in February 2008 for a basis consideration of 36 million euros subject to additional consideration. The Company will remain in these offices as lessee until the transfer of its headquarters to a new location in Vélizy, outside Paris, France, which is expected to occur by the end of 2008.

During the first quarter of 2008 the Company repurchased 961,986 shares for approximately €35 million.

DASSAULT SYSTÈMES    Form 20-F 2007    F-39

Back to Contents

Note 21. Principal Dassault Systèmes Companies

The principal Dassault Systèmes' companies included in the scope of consolidation as at December 31, 2007 are as follows:

Country	Consolidated companies	% of interest
France	Athys SAS	100%
France	Dassault Data Services SAS	95%
United States	Dassault Systèmes Americas Corporation and its subsidiaries	100%
Austria	Dassault Systèmes Austria Gmbh	100%
Belgium	Dassault Systèmes Belgium SA	100%
Canada	Dassault Systèmes Canada Inc	100%
United States	Dassault Systèmes Corporation	100%
United States	Dassault Systèmes Delmia Corporation and its subsidiaries	100%
Germany	Dassault Systèmes Deutschland AG	100%
United States	Dassault Systèmes ENOVIA Corp.	100%
France	Dassault Systèmes Europe SAS	100%
United States	Dassault Systèmes Holding LLC	100%
Canada	Dassault Systèmes Inc.	100%
India	Dassault Systèmes India Ltd	100%
Israel	Dassault Systèmes Israel Ltd	100%
Italy	Dassault Systèmes Italia S.r.l	100%
Japan	Dassault Systèmes Kabushiki Kaisha and its subsidiaries	100%
United Kingdom	Dassault Systèmes Ltd.	100%
France	Dassault Systèmes Provence	100%
Russia	Dassault Systèmes Russia Corporation	100%
France	Dassault Systèmes SAS	100%
Canada	Dassault Systèmes Services Llc	100%
United States	Dassault Systèmes Simulia Corp	100%
Spain	Dassault Systèmes SL	100%
Switzerland	Dassault Systèmes Switzerland Ltd	98%
Germany	Delmia GmbH	100%
Sweden	Dynasim AB	100%
United Kingdom	ICEM Ltd	100%
United States	Rand North America Corp.	70%
Canada	Safework Inc.	100%
France	Seemage SAS	100%
United States	SolidWorks Corporation and its subsidiaries	100%
United States	Spatial Corporation and its subsidiaries	100%
Germany	TransCAT Verwaltungs GmbH	100%
Germany	TransCAT Kunststofftechnik GmbH	60%
Switzerland	TransCAT PLM AG	100%
Germany	TransCAT PLM GmbH & Co.KG	100%
United Kingdom	TransCAT PLM Ltd.	100%
France	Virtools SA and its subsidiary	100%
India	3DPLM Software Solutions Ltd.	30% (1)
(1)
Accounted for under the equity method. All other entities are consolidated.

F-40    DASSAULT SYSTÈMES    Form 20-F 2007

Back to Contents